Form 20-F
period 2013-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2014-04-30
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Volaris Aviation Holding Company

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

(Address of principal executive offices)

Andres Pliego Rivero Borrell (andres.pliego@volaris.com) +52-55-5261-6400

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, D.F. 01210

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Participation Certificates (Certificados de Participación Ordinarios)	New York Stock Exchange
Series A shares of common stock, no par value	Mexican Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Participation Certificates (Certificados de Participación Ordinarios):  734, 404, 730

Series A shares of common stock, no par value per share: 877,856,206

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

☐  Yes    ☑   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☑   No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or

15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑  Yes    ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T

(Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer                ☐ Accelerated filer                 ☑  Non -accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17             ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in

Rule 12b-2 of the Exchange Act).

☐  Yes    ☑   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST

FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by

Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

☐  Yes                 ☐  No

i

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F, or our “annual report,” contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep cost low;

•	changes in our fuel cost, the effectiveness of our fuel cost, hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with the union representing our flight attendants;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR markets;

•	insurance costs;

•	environmental regulations; and

•	other risk factors included under “Risk Factors” in this annual report.

In addition, in this annual report, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V. and “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V. Volaris Opco, Comercializadora, Servicios Corporativos and Servicios Administrativos are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aerocalifornia” means Aerocalifornia, S.A. de C.V.

“Aeroméxico” means Aerovías de México, S.A. de C.V.

“AirAsia” means AirAsia Berhad.

“Airbus” means Airbus S.A.S.

“Aladia” means Aladia Airlines, S.A. de C.V.

“Alaska Air” means Alaska Air Group, Inc.

“Allegiant” means Allegiant Travel Company.

“Alma” means Aerolíneas Mesoamericanas, S.A. de C.V.

“Aeroméxico Connect” means Aerolitoral, S.A. de C.V.

“American” means American Airlines Group.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average daily aircraft utilization” means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.

“Average economic fuel cost per gallon” means total fuel expense divided by the total number of fuel gallons consumed.

“Average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

“Average stage length” means the average number of miles flown per passenger flight segment.

“Aviacsa” means Consorcio Aviaxsa, S.A. de C.V.

v

“Avianca-TACA” means Avianca-TACA Ltd.

“Avolar” means Avolar Aerolíneas, S.A. de C.V.

“Azteca” means Líneas Aéreas Azteca, S.A. de C.V.

“Azul” means Azul Linhas Aéreas Brasileiras S.A.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.

“Booked passengers” means the total number of passengers booked on all flight segments.

“CASM” or “unit costs” means total operating expenses, net divided by ASMs.

“CASM ex fuel” means total operating expenses, net excluding fuel expense divided by ASMs.

“CBP” means United States Customs and Border Protection.

“CEO” means current engine option.

“Copa” means Copa Holding S.A.

“Delta” means Delta Air Lines, Inc.

“DGAC” means the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil).

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“FAA” means the United States Federal Aviation Administration.

“FCC” means the United States Federal Communications Commission.

“Flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.

“Gol” means Linhas Aéreas Inteligentes, S.A.

“Grupo Aeroméxico” means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.

“Grupo Mexicana” means Grupo Mexicana de Aviación, S.A. de C.V., which is the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.

“Grupo TACA” means Taca International Airlines, S.A.

“IATA” means the International Air Transport Association.

“Interjet” means ABC Aerolíneas, S.A. de C.V.

“LATAM” means LATAM Airlines Group S.A.

“Latin America” means, collectively, Mexico, the Caribbean, Central America and South America.

“Latin American publicly traded airline carriers” means, collectively, Aeroméxico, Avianca-TACA, Copa, Gol and LATAM.

“Legacy carrier” means an airline that typically offers scheduled flights to major domestic and international routes (directly or through membership in an alliance) and serves numerous smaller cities, operates mainly through a “hub-and-spoke” network route system and has higher cost structures than low-cost carriers due to higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports and multiple classes of services.

“Load factor” means RPMs divided by ASMs and expressed as a percentage.

“Low-cost carrier” means an airline that typically flies direct, point-to-point flights, often serves major markets through secondary, lower cost airports in the same regions as major population centers, provides a single class of service, thereby increasing the number of seats on each flight and avoiding the significant and incremental cost of offering premium-class services, and tends to operate fleets with only one or two aircraft families, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling efficiency and flexibility and minimize inventory and aircraft maintenance costs.

“NEO” means new engine option.

“Nova Air” means Polar Airlines de Mexico, S.A. de C.V.

“On-time” means flights arriving within 15 minutes of the scheduled arrival time.

“Other Latin American publicly traded airlines” means, collectively, Avianca-TACA, Copa, Gol, Grupo Aeroméxico and LATAM.

“Passenger flight segments” means the total number of passengers flown on all flight segments.

“RASM” means passenger revenue divided by ASMs.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“Ryanair” means Ryanair Holdings plc.

“SCT” means the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes).

“Southwest Airlines” means Southwest Airlines Co.

“Spirit” means Spirit Airlines, Inc.

“Tiger” means Tiger Airways Holdings Limited.

“Total operating revenue per ASM,” or “TRASM” means total revenue divided by ASMs.

“TSA” means the United States Transportation Security Administration.

“Trip” means TRIP Linhas Aéreas S.A.

“ULCC” or “ultra-low-cost carrier” means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees. In the United States, Spirit and Allegiant define themselves as ULCCs and Volaris and VivaAerobus follow the ULCC model in Mexico.

“United” means United Continental Holdings, Inc.

“U.S.-based publicly traded target market competitors” means Alaska Air, American, Delta and United.

“VFR” means passengers who are visiting friends and relatives.

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2011, 2012 and 2013 for each of the three years in the period ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.13.0765 per U.S.$1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2013. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. For more information on exchange rates, see Item 3: “Key Information—Exchange Rates.” Amounts presented in this annual report may not add up due to rounding.

Industry and Market Data

We obtained the industry and market data used in this annual report from research, surveys or studies conducted by third parties on our behalf, information contained in third-party publications, such as the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), or INEGI, reports from the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil), or the DGAC, reports from the Mexican Central Bank and other publicly available sources. Third-party publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that this data and information is reliable, we have not independently verified it. Additionally, certain market share data is based on published information available for the Mexican states. There is no comparable data available relating to the particular cities we serve. In presenting market share estimates for these cities, we have estimated the size of the market on the basis of the published information for the state in which the particular city is located. We believe this method is reasonable, but the results have not been verified by any independent source.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following tables summarize selected financial and operating data for our business for the periods presented. You should read this selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the related notes thereto, all included elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS.

We derived the selected consolidated statements of operations data for the years ended December 31, 2010, 2011, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2010, 2011, 2012 and 2013 from our audited financial statements included in this annual report. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2010	2011	2012	2013	2013
	(in thousands of pesos, except share and per share data and operating data)				(in thousands of U.S. dollars)(1)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger	6,278,469	8,036,275	10,176,747	11,117,327	850,176
Non-ticket	498,921	842,341	1,509,668	1,885,144	144,162

	6,777,390	8,878,616	11,686,415	13,002,471	994,338
Other operating income	(158)	(73,831)	(68,800)	(111,277)	(8,509)
Fuel	2,146,011	3,823,232	4,730,089	5,085,829	388,929
Aircraft and engine rent expense	1,197,022	1,508,135	1,885,696	2,187,339	167,273
Salaries and benefits	852,123	1,120,359	1,302,971	1,563,239	119,546
Landing, take-off and navigation expenses	867,690	1,281,583	1,639,945	1,923,673	147,109
Sales, marketing and distribution expenses(2)	615,431	750,474	751,919	704,146	53,848
Maintenance expenses(3)	276,128	379,626	498,836	572,114	43,751
Other operating expenses	255,413	359,046	356,517	458,500	35,063
Depreciation and amortization(4)	56,572	102,977	211,002	301,531	23,059

	6,266,232	9,251,601	11,308,175	12,685,094	970,069

Operating income (loss)	511,158	(372,985)	378,240	317,377	24,269
Finance income	5,091	5,539	13,611	24,774	1,895
Finance cost	(52,221)	(57,718)	(89,731)	(125,737)	(9,615)
Exchange (loss) gain, net	(56,144)	110,150	(95,322)	66,428	5,080
Other financing cost	(3,455)	—	—	—	—

	(106,729)	57,971	(171,442)	(34,535)	(2,640)
Income (loss) before income tax	404,429	(315,014)	206,798	282,842	21,629
Income tax benefit (expense)	238,684	(476)	(3,481)	(17,550)	(1,342)

Net income (loss)	643,113	(315,490)	203,317	265,292	20,287

	For the Years ended December 31,
	2010	2011	2012	2013	2013
	(in thousands of pesos, except share and per share data and operating data)				(in thousands of U.S. dollars)(1)
Attributable to:
Equity holders of the parent	572,234	(293,540)	215,239	268,678	20,546
Non-controlling interest	70,879	(21,950)	(11,922)	(3,386)	(259)

Net income (loss)	643,113	(315,490)	203,317	265,292	20,287

Weighted average shares outstanding
Basic and diluted(5)	727,595,544	727,595,544	732,441,216	865,579,397	—
Earnings (loss) per share
Basic and diluted(5)	0.79	(0.40)	0.29	0.31	0.02
Earnings per ADS	—	—
Basic and diluted(6)	—	—	2.94	3.10	0.24
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Cash and cash equivalents	676,913	441,068	822,076	2,450,773	187,418
Accounts receivable, net	202,525	238,939	387,316	602,159	46,049
Guarantee deposits—current portion	330,071	169,647	238,242	499,089	38,167
Total current assets	1,396,808	1,130,547	1,815,018	3,999,960	305,888
Total assets	3,700,631	5,061,681	5,701,558	8,377,784	640,673
Total short-term liabilities	1,927,096	3,178,922	3,721,897	3,871,529	296,068
Long-term liabilities	547,528	1,023,020	904,994	543,885	41,590
Total liabilities	2,474,624	4,201,942	4,626,891	4,415,414	337,658
Capital stock	1,966,313	1,966,313	2,376,098	2,973,559	227,397
Total equity	1,226,007	859,739	1,074,667	3,962,370	303,015
CASH FLOW DATA
Net cash flows provided by (used in) operating activities	539,001	(147,705)	497,448	38,757	2,962
Net cash flows (used in) provided by investing activities	(321,347)	(628,030)	187,161	(311,926)	(23,854)
Net cash flows (used in) provided by financing activities	(90,065)	562,373	(271,898)	1,860,504	142,279
OTHER FINANCIAL DATA
EBITDA(7)	513,250	(159,858)	493,920	685,336	52,408
Adjusted EBITDA(7)	572,849	(270,008)	589,242	618,908	47,328
Adjusted EBITDAR(7)	1,769,871	1,238,127	2,474,938	2,806,247	214,601
OPERATING DATA(8)
Aircraft at end of period	26	34	41	44	—
Average daily aircraft utilization (block hours)	12.99	13.38	12.40	12.45	—
Average daily aircraft utilization (flight hours)	11.33	11.38	10.42	10.37	—
Airports served at end of period	29	31	37	46	—
Departures	38,740	51,255	58,806	68,716	—
Passenger flight segments (thousands)	4,200	5,644	7,037	8,480	—
Booked passengers (thousands)	4,416	5,934	7,408	8,942	—
Revenue passenger miles (RPMs) (thousands)	4,628,014	6,290,707	7,668,202	9,002,831	—
Available seat miles (ASMs) (thousands)	5,853,823	7,939,365	9,244,425	10,899,486	—
Load factor	79%	79%	83%	83%	—
Average ticket revenue per booked passenger	1,422	1,354	1,374	1,243	95.1
Average non-ticket revenue per booked passenger	113	142	204	211	16.2
Total operating revenue per ASM (TRASM) (cents)	115.8	111.8	126.4	119.3	9.1
Passenger revenue per ASM (RASM) (cents)	107.3	101.2	110.1	102.0	7.8
Operating expenses per ASM (CASM) (cents)	107.0	116.5	122.3	116.4	8.9
CASM ex fuel (cents)	70.4	68.4	71.2	69.7	5.3
Fuel gallons consumed (thousands)	74,075	97,970	112,225	129,076	—
Average economic fuel cost per gallon	29.0	39.0	42.1	39.4	3.0
Employees per aircraft at end of period	71	67	63	61	—

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.0765 per U.S.$1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2013. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(2)	Business alliance amortization expense for the year ended December 31, 2010 (year in which it was fully amortized) was Ps.5.1 million. These amounts were recognized in sales, marketing and distribution expenses.

(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(5)	Unvested shares awarded under the management incentive plan and our swap shares are deemed treasury shares and non-dilutive until December 31, 2012, and accordingly, they have been excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of diluted earnings per share. During 2013, issued shares awarded under the management incentive plan and, up until April 22, 2014, our swap shares are deemed treasury shares and dilutive; accordingly, they have been included in the determination of weighted average diluted shares outstanding for the period. Vested but unexercised shares under the management incentive plan are entitled to dividends; accordingly, they are participating securities for the determination of basic earnings per share.
(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (4) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(7)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.
(8)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net (loss) income for the periods indicated below:

	For the Years ended December 31,
	2010	2011	2012	2013	2013
	(in thousands of pesos)				(in thousands of U.S. dollars)
Reconciliation:
Net income (loss)	643,113	(315,490)	203,317	265,292	20,287
Plus (minus):
Finance cost	52,221	57,718	89,731	125,737	9,615
Finance income	(5,091)	(5,539)	(13,611)	(24,774)	(1,895)
(Benefit)/provision for income tax	(238,684)	476	3,481	17,550	1,342
Depreciation and amortization	56,572	102,977	211,002	301,531	23,059
Business alliance amortization	5,119	—	—	—	—

EBITDA	513,250	(159,858)	493,920	685,336	52,408
Exchange (gain) loss, net	56,144	(110,150)	95,322	(66,428)	(5,080)
Other financing cost (income), net	3,455	—	—	—	—

Adjusted EBITDA	572,849	(270,008)	589,242	618,908	47,328
Aircraft and engine rent expense	1,197,022	1,508,135	1,885,696	2,187,339	167,273

Adjusted EBITDAR	1,769,871	1,238,127	2,474,938	2,806,247	214,601

B.	Exchange Rates

The following table sets forth, for the periods indicated, the high, low period-end and average buying rates, express in Mexican Pesos per U.S. dollar, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. We make no representation that the peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Rate(1)
	High	Low	Period End(2)	Average(3)
2009	15.3650	12.5969	13.0587	13.5095
2010	13.1819	12.1575	12.3571	12.6367
2011	14.2443	11.5023	13.9787	12.4273
2012	14.3949	12.6299	13.0101	13.1685
2013	13.4394	11.9807	13.0765	12.7679
November 2013	13.2412	12.8640	13.0836	13.0641
December 2013	13.2372	12.8574	13.0765	13.0010
January 2014	13.4930	12.9889	13.3671	13.2010
February 2014	13.3928	13.1949	13.2992	13.2907
March 2014	13.3201	13.0837	13.0837	13.2156
April 2014 (through April 28)	13.1324	12.9642	13.1010	13.0729

(1)	Source: Mexican Central Bank.
(2)	As published by the Mexican Central Bank as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on the period end.
(3)	Average of month-end rates or daily rates, as applicable.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations, although amounts made available have, from time to time, been limited. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

On April 28, 2014 the rate for the payment of obligations denominated in foreign currency payable in Mexico as published by the Mexican Central Bank for pesos was Ps.13.1010 per U.S.$1.00.

C.	Capitalization and Indebtedness

Not Applicable.

D.	Reasons for the Offer and Use of Proceeds

Not Applicable.

E.	Risk Factors

You should carefully consider all of the information set forth in this annual report and the risks described below before making an investment decision. Our business, results of operations and financial condition could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are those that we currently believe may adversely affect us or the ADSs. In general, investing in the securities of issuers in emerging market countries, such as Mexico, involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with developed capital markets. Any of these risks could materially and adversely affect our business and results of operations.

To the extent that information relates to, or is obtained from sources related to, the Mexican government or Mexican macroeconomic data, the following information has been extracted from official publications of the Mexican government and has not been independently verified by us.

Risks related to Mexico

Political and social events in Mexico as well as changes in Mexican federal governmental policies may have an adverse effect on our business, results of operations, financial condition and prospects.

Our business, results of operations and financial condition are affected by economic, political or social developments in Mexico, including, among others, any political or social instability in Mexico, changes in the rate of economic growth or contraction, changes in the exchange rate between the peso and the U.S. dollar, an increase in inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws, federal governmental policies and regulations.

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. Presidential and federal congressional elections took place in July 2012. The candidate from the Partido Revolucionario Institucional, or PRI, Enrique Peña Nieto won the presidential election and took office on December 1, 2012. In his economic platform, President Peña Nieto proposed energy and fiscal reforms, among others, in order to foster economic growth. The first of these reforms was passed in December 2013 when amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the Mexican Constitution) were enacted allowing for, among other things, private sector participation in the Mexican hydrocarbons industry, including in the exploration and extraction of crude oil and natural gas and related industrial activities. The Mexican Congress is expected to pass secondary legislation in order to implement these amendments. Additionally, on December 11, 2013, a fiscal reform decree amending and supplementing certain provisions of the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial sobre Producción y Servicios (IEPS Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminating the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law, or the IETU Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law, or the IDE Law), was published in the Official Gazette of the Federation. It is still unclear the effect this and other possible fiscal reforms may have on the Mexican economic policy and economy. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition or prospects.

In addition, the Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. In particular, Mexican federal governmental actions and policies concerning air transportation and similar services could have a significant impact on us. We cannot assure you that changes in Mexican federal governmental and air transportation policies, such as opening Mexican domestic segments to airlines from other countries, will not adversely affect our business, results of operations, financial condition and prospects or the price of the ADSs.

Adverse economic conditions in Mexico may adversely affect our business, results of operations and financial condition.

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which contracted by 6.0% in terms of GDP in 2009, according to the

INEGI. In 2011, 2012 and 2013, the Mexican economy grew 3.9%, 3.9% and 1.1%, respectively, in terms of GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 3.82% for 2011, 3.57% for 2012 and 3.97% for 2013. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.

Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-peso exchange rate on our U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt, U.S. dollar-denominated aircraft lease payments and accounts payable arising from imports of spare parts and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because historically our U.S. dollar-denominated monetary assets (including cash, security deposits and non-finance reserves) have exceeded our U.S. dollar-denominated liabilities, the devaluation and appreciation of the peso resulted in exchange gains and losses, respectively.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.17% and 6.9%, respectively, against the U.S. dollar in nominal terms, and in 2011 the peso depreciated 12.9% against the U.S. dollar in nominal terms. As of December 31, 2013, the peso depreciated 0.51% against the U.S. dollar in nominal terms since December 31, 2012.

In 2013, approximately 75% of our total operating costs and 31% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses were denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, 100% of our outstanding financial debt and 100% of our lease payments as of the date of this annual report are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the U.S. dollar value of an investment in the ADSs, as well as the U.S. dollar value of any dividend or other distributions that we may make.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series A shares on the Mexican Stock Exchange. Such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any dividends and other distributions we may elect to make in the future, and may affect the timely payment of any peso cash dividends and other distributions to holders of CPOs that we may elect to pay in the future in respect of the Series A shares.

Developments in other countries could adversely affect the Mexican economy, the market value of our securities, our financial condition and results of operations.

The market value of securities of Mexican companies is affected by economic and market conditions in developed and other emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries, may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt and equity securities have sometimes suffered substantial drops as a result of developments in other countries. In 2008-2009, credit issues in the United States related principally to the sale of sub-prime mortgages resulted in significant fluctuations in securities traded in global financial markets, including Mexico.

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). As a result, economic downturns in the United States, the termination of NAFTA or other related events, could have a material adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations. Terrorist acts in the United States and elsewhere could depress economic activity in the United States and globally, including Mexico. These events could have a material adverse effect on our operations and revenues, which could affect the market price of our securities, including the ADSs.

Mexican antitrust provisions may affect the fares we are permitted to charge to customers.

The Mexican Aviation Law (Ley de Aviación Civil) provides that in the event that the SCT considers that there is no effective competition among permit and concession holders (required to operate airlines in Mexico), the SCT may request the opinion of the Mexican Antitrust Commission (Comisión Federal de Competencia) and then issue regulations governing the fares that may be charged for air transportation services by airlines operating in Mexico. Such regulations will be maintained only during the existence of the conditions that resulted in their establishment. The imposition of fare regulations by the SCT could materially affect our business, results of operations and financial condition.

Violent crime in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and may have a negative effect on our business, results of operations or financial condition.

Mexico has experienced high levels of violent crime over the past few years relating to illegal drug trafficking, particularly in Mexico’s northern states near the U.S. border. This violence has had an adverse impact on the economic activity in Mexico. In addition, violent crime may further affect travel within Mexico and between Mexico and other countries, including the United States, affect the airports or cities in which we operate, including airports or cities in the north of Mexico in which we have significant operations, and increase our insurance and security costs. We cannot assure you that the levels of violent crime in Mexico or their expansion to a larger portion of Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on the country’s economy and on our business, results of operations or financial condition.

Risks related to the airline industry

We operate in an extremely competitive industry.

We face significant competition with respect to routes, fares, services and slots in airports. Within the airline industry, we compete with legacy carriers, regional airlines and low-cost airlines on many of our routes. The intensity of the competition we face varies from route to route and depends on a number of factors, including the strength of competing airlines. Our competitors may have better brand recognition and greater financial and other resources than we do. In the event our competitors reduce their fares to levels which we are unable to match while sustaining profitable operations or are more successful in the operation of certain routes (as a result of service or otherwise), we may be required to reduce or withdraw services on the relevant routes, which may cause us to incur losses or may impact our growth, financial condition or results of operations. See Item 4: “Information on the Company—Business Overview—Competition.”

The airline industry is particularly susceptible to price discounting, because once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our results of operations and financial condition. Moreover, other airlines have begun to unbundle services by charging separate fees for services such as baggage transported, alcoholic beverages consumed onboard and advance seat selection. This unbundling and potential reduction of costs could enable competitor airlines to reduce fares on routes that we serve, which may result in an improvement in their ability to attract customers and may affect our results of operations and financial condition.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, could have a material adverse impact on our business. Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors’ development of their own ULCC strategies or new market entrants. Any such competitor may have greater financial resources and access to cheaper sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model, we could be materially adversely affected, including our business, results of operations and financial condition.

Furthermore, we also face competition from air travel substitutes. On our domestic routes, we face competition from other transportation alternatives, such as bus or automobile. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel. If we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily impacted by the price and availability of fuel. Continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 41%, 42% and 40% of our total operating costs in 2011, 2012 and 2013, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel”.

Our inability to renew our concession or the revocation by the Mexican government of our concession would materially adversely affect us.

We hold a government concession authorizing us to provide domestic air transportation services of passengers, cargo and mail within Mexico, or our Concession. Our Concession was granted by the Mexican federal government through the SCT on May 9, 2005 initially for a period of five years and was extended by the SCT on February 17, 2010 for an additional period of ten years. Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years and requires that the concessionaire (i) has complied with the obligations set forth in the concession title to be renewed, (ii) requests the renewal one year before the expiration of the applicable concession terms, (iii) has made an improvement in the quality of the services during the term of the concession, and (iv) accepts the new conditions established by the SCT according to the Mexican Aviation Law (Ley de Aviación Civil). Although we expect to apply for, and to comply with, all necessary conditions to renew our Concession from time to time and as may be required, we cannot assure you that our Concession will be renewed, or what terms will apply to the renewal, as the SCT has discretion over the final approval and may determine for any reason or without reason, not to extend our Concession. Failure to renew our Concession would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

We are required under the terms of our Concession to comply with certain ongoing obligations. Failure to comply with these obligations could result in penalties against us. In addition, the Mexican government has the right to revoke our Concession and the permits we currently hold for various reasons including: service interruptions; our failure to comply with the terms of our Concession; if we assign or transfer rights under our Concession or permits; if we fail to maintain insurance required under applicable law; if we charge fares different from fares registered with the SCT; if we violate statutory safety conditions; and if we fail to pay statutory indemnification or if we fail to pay to the Mexican government the required compensation. For more information on the potential causes for revocation of our Concession and permits, see Item 4: “Information of the Company—Regulation.” If our Concession or permits are revoked, we will be unable to operate our business as it is currently operated and be precluded from obtaining a new concession or permit for five years from the date of revocation.

Under Mexican law, our assets could be taken or seized by the Mexican government under certain circumstances.

Pursuant to Mexican law and our Concession, the Mexican federal government may take or seize our assets, temporarily or permanently, including the aircraft, in the event of natural disasters, war, serious changes to public order or in the event of imminent danger to the national security, internal peace or the national economy. The Mexican federal government, in all cases, except in the event of international war, must indemnify us by paying the respective losses and damages at market value. In these circumstances, we would not be able to continue with our normal operations. Applicable law is unclear as to how indemnification is determined and the timing of payment thereof. A temporary seizure of our assets is likely to have a material adverse effect on our business, results of operations and financial condition.

The airline industry is particularly sensitive to changes in economic conditions. The recent global economic contraction or a reoccurrence of similar conditions could negatively impact our business, results of operations and financial condition.

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, among others:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or global economy and financial markets;

•	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	health outbreaks and concerns with safety;

•	depressed housing and stock market prices; and

•	lower levels of actual or perceived consumer confidence.

These factors can adversely affect our results of operations and financial condition, our ability to obtain financing on acceptable terms and our liquidity generally. Current unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures and increased focus on reducing business operating costs can reduce spending for leisure, VFR and business travel. For many travelers, in particular the leisure and VFR travelers we serve, air transportation is a discretionary purchase that they can eliminate from their spending in difficult economic times. Unfavorable economic conditions could affect our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition. In addition, we are currently striving to increase demand for our flights among the portion of the population in Mexico that has traditionally used ground transportation for travel due to price constraints, by offering lower fares that compete with bus fares on similar routes. Unfavorable economic conditions could affect our ability to offer these lower fares and could affect this population segment’s discretionary spending in a more adverse manner than other travelers.

The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S. and Mexican governmental concessions or authorizations necessary for our operations.

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States. In order to maintain the necessary concessions or authorizations issued by the SCT, acting through the DGAC, and the U.S. Federal Aviation Administration, or FAA, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict which criteria the SCT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and not obtaining them will limit our expansion plans in the international market. Furthermore, we cannot predict or control any actions that the DGAC or FAA may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are subject to review by the DGAC and FAA, either of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S. and Mexican governmental concessions or authorizations necessary for our operations.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect our financial condition and results of operations.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries could adversely affect operations and increase operating costs in the airline industry. For example, some form of federal regulation may be forthcoming in the United States with respect to greenhouse gas emissions (including carbon dioxide (CO2 )) and/or ‘cap and trade’ legislation, compliance with which could result in the creation of substantial additional costs to us. The U.S. Congress is considering climate change legislation and the Environmental Protection Agency issued a rule that regulates larger emitters of greenhouse gases. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and Mexico. Future operations and financial results may vary as a result of such regulations in the United States and equivalent regulations adopted by other countries, including Mexico. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition. Governmental authorities in several cities in the United States and abroad are also considering or have already implemented aircraft noise reduction programs, including the imposition of nighttime curfews and limitations on daytime take-offs and landings. We have been able to accommodate local noise restrictions imposed to date, but our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

Compliance with airline industry regulations involves significant costs and regulations enacted in both Mexico and the United States may increase our costs significantly in the future.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the U.S. Congress has passed laws, and the DOT, FAA and TSA have issued regulations, relating to the operation of airlines that have required significant expenditures. FAA requirements cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. For example, the DOT finalized rules, taking effect on April 29, 2010, requiring new procedures for customer handling during long onboard tarmac delays, as well as additional reporting requirements for airlines that could increase the cost of airline operations or reduce revenues.

The DOT released additional rules, most of which became effective beginning in August 2011, that address, among other things, concerns about how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft, including requirements for disclosure of base fares plus a set of regulatory mandated options and limits on cancellations and change fees. Failure to remain in full compliance with these rules, or new rules as enacted from time to time, may subject us to fines or other enforcement action, which could have a material effect on our business, results of operations and financial condition.

In addition, the TSA mandates the federalization of certain airport security procedures in the United States and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. The U.S. federal government has on several occasions proposed a significant increase in the per ticket tax. The proposed ticket tax increase, if implemented, could negatively impact our business, results of operations and financial condition.

Our ability to operate as an airline in the United States is dependent on maintaining our certifications issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. U.S. federal law requires that air carriers operating large aircraft be continuously ‘fit, willing and able’ to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers factors such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline in the United States. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations.

Furthermore, we cannot assure you that airline industry regulations enacted in the future in Mexico and the United States will not increase our costs significantly.

Airlines are often affected by factors beyond their control, including air traffic congestion at airports, weather conditions, health outbreaks or concerns, or increased security measures, any of which could harm our business, results of operations and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect profitability. The federal governments of Mexico and the United States control all Mexican and U.S. airspace, respectively, and airlines are completely dependent on the DGAC and FAA to operate these airspaces in a safe, efficient and affordable manner. The air traffic control system, which is operated by Servicios a la Navegación en el Espacio Aéreo Mexicano in Mexico and the FAA in the United States, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Adverse weather conditions and natural disasters can cause flight cancellations or significant delays. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, health outbreaks or concerns, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. The airline industry in Mexico has recently seen a sharp contraction, with the exit of eight Mexican airlines since 2007 (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Prior to ceasing operations, Grupo Mexicana was one of our most significant competitors. We have requested the DGAC to permanently grant us the six routes from the Mexico City international airport to the United States that we have been operating since late 2010 and 2011, which had been primarily operated by Grupo Mexicana prior to ceasing its operations. However, we cannot be certain that the DGAC will permanently grant us such routes. In addition, air carriers involved in reorganizations have historically engaged in substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could lower yields for all carriers, including us.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our results of operations and financial condition.

Increases in insurance costs and/or significant reductions in coverage would harm our business, results of operations and financial condition.

Following the September 11, 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. Governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks. In that respect, the Mexican government provided certain loans to help airlines face increases in aircraft insurance right after the 2001 terrorist attacks. However, the Mexican government has not indicated an intention to provide similar benefits to us now or at any time in the future. Increases in the cost of insurance may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, results of operations and financial condition.

Downturns in the airline industry caused by terrorist attacks or war, which may alter travel behavior or increase costs, may adversely affect our business, results of operations and financial condition.

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, natural disasters and other events. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. The repercussions of September 11, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry. Since September 11, 2001, the Department of Homeland Security and the TSA in the United States have implemented numerous security measures that restrict airline operations and increase costs, and are likely to implement additional measures in the future. For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans. Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect our business, results of operations and financial condition.

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS) and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the airline industry.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. It is impossible to determine if and when health threats, similar to the H1N1 flu, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, results of operations and financial condition.

Risks related to our business

We may not be able to implement our growth strategy.

Our growth strategy includes increasing the flights to markets we currently serve, expanding the number of markets served where we expect our ultra-low-cost structure to be successful and acquiring additional aircraft. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability.

We face numerous challenges in implementing our growth strategy, including our ability to:

•	maintain profitability;

•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;

•	maintain our high level of service notwithstanding the number of different ground transportation services and airport companies that we use in the course of our business;

•	maintain satisfactory economic arrangements (including benefits) with our executives and our union;

•	access sufficient gates, slots and other services at airports we currently serve or may seek to serve;

•	obtain authorization of new routes;

•	renew or maintain our Concession;

•	gain access to international routes; and

•	obtain financing to acquire new aircraft and in connection with our operations.

Our growth depends upon our ability to maintain a safe and secure operation. An inability to hire and retain trained personnel, maintain suitable arrangements with our union, timely secure the required equipment, facilities and airport services in a cost-effective manner, operate our business efficiently or obtain or maintain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. In addition, expansion to new international markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the risks attendant upon entering certain new international markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Our target growth markets are in Mexico and the United States. In the future, we also intend to target markets in Latin America, including countries with less developed economies that may be vulnerable to more unstable economic and political conditions, such as significant fluctuations in GDP, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, and the failure to do so could harm our business.

Our ultra-low-cost structure is one of our primary competitive advantages and many factors could affect our ability to control our costs.

Our ultra-low-cost structure is one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the price and availability of fuel, aviation insurance, airport and related infrastructure taxes, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. We cannot guarantee we will be able to maintain a cost advantage over our competitors. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our fuel hedging strategy may not reduce our fuel costs.

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2013, we had hedged approximately 11.9% and 4.0% of our projected fuel requirements for the first and second quarters of 2014, respectively. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance reserves aggregating U.S.$163.0 million and U.S.$66.3 million, respectively, in 2013, and have future operating lease obligations aggregating approximately U.S.$988.4 million over the next 12 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney, respectively, for delivery over the next seven years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•	require a substantial portion of cash flow from our operations for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to make required pre-delivery deposit payments to Airbus for our aircraft on order;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•	make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

•	reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with less fixed payment obligations; and

•	cause us to lose access to one or more aircraft and forfeit our rent and purchase deposits if we are unable to make our required aircraft lease rental payments or purchase installments and our lessors exercise their remedies under the lease agreement including under cross default provisions in certain of our leases.

A failure to pay our operating leases and other fixed cost obligations or a breach of our contractual obligations could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

Inability to obtain lease or debt financing for additional aircraft would impair our growth strategy.

We presently finance our aircraft through operating leases as well as sale and leaseback arrangements. In the future, we may elect to own a portion of our fleet as well as continue to lease aircraft through long-term operating leases. We may not be able to obtain lease or debt financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

Our limited lines of credit and borrowing facilities make us highly dependent upon our operating cash flows.

We have limited lines of credit and borrowing facilities, and rely primarily on operating cash flows to provide working capital. Unless we secure additional lines of credit, borrowing facilities or equity financing, we will be dependent upon our operating cash flows to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from our operations to meet these cash requirements or are unable to secure additional lines of credit, other borrowing facilities or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially adversely affect our ability to grow and seriously harm our business, results of operations and financial condition.

We are highly dependent on the Mexico City, Tijuana, Guadalajara and Cancún airports for a large portion of our business.

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancún airports. Routes through Mexico City, Tijuana, Guadalajara and Cancún make up a large portion of the balance of our routes. Our slots in Mexico City have currently been granted on a temporary basis and could be withdrawn in the future. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. In addition, conditions affecting services at these airports or our slots, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2013, the average age of our 44 aircraft in service was approximately 4.2 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of our lease agreements require us to pay supplemental rent, also known as maintenance reserves, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

Our business could be harmed by a change in the availability or cost of air transport infrastructure and airport facilities.

The lack of adequate air transport infrastructure can have a direct adverse impact on our business operations, including our future expansion plans. The availability and cost of terminal space, slots and aircraft parking are critical to our operations. Additional ground and maintenance facilities, including gates and hangars and support equipment will be required to operate additional aircraft in line with our expansion plans and may be unavailable in a timely or economic manner in certain airports. Our inability to lease, acquire or access airport facilities on reasonable terms, at preferred times or based upon adequate service, to support our operations and growth could have a material adverse effect on our operations. Further, as old airports become modernized or new airports are constructed, this may lead to increases in the costs of using airport infrastructure and facilities, and may also result in an increase in related costs such as landing charges. Such increases may adversely affect our business, results of operations and financial condition. Our ability to pass on such increased costs to our passengers is limited by several factors, including economic and competitive conditions.

We are exposed to increases in landing charges and other airport access fees and restrictions, and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations and financial condition. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, particularly in light of increased competition, and any such increases could have an adverse effect on our results of operations and financial condition.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. As a result, we cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to maintain or expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots reallocated to other airlines. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization, any of which could have an adverse effect on our business, results of operations and financial condition.

In addition, some of the airports we serve impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. We cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar incident involving our aircraft.

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our aircraft is subject to an emergency, accident, terrorist incident or other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. There can be no assurance that we will not be affected by such events, or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. See “—Increases in insurance costs and/or significant reductions in coverage would harm our business, results of operations and financial condition.” In addition, any future aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airline, may create a public perception that our airline or the equipment we fly is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to certain risks against which we do not have insurance.

In line with industry practice, we leave some business risks uninsured including business interruption, loss of profit or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. There can also be no assurance that our insurance coverage will cover actual losses incurred. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses which could have a material adverse effect on our financial condition and results of operations.

A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.

We have entered into aircraft and engine operating lease agreements and sale and leaseback arrangements with various lessors. These agreements contain certain events of default and also require us to comply with certain covenants, including covenants triggered by a change of control, during the term of each agreement. The lease agreements generally provide for events of default if (i) we fail to obtain or maintain the insurance required, (ii) we breach any covenant or representation and warranty and do not cure it within the agreed time periods, (iii) we do not have unencumbered control or possession of the aircraft or engines, (iv) we discontinue (temporarily or otherwise) business or sell or otherwise dispose of all or substantially all of our assets, (v) we no longer possess the licenses, certificates and permits required for the conduct of our business as a certificated air carrier, (vi) Volaris Opco experiences a change of control, or (vii) we fail to pay when due any airport or navigation charges or any landing fees assessed with respect to the aircraft or any aircraft operated by us which, if unpaid, may give rise to any lien, right of detention, right of sale or other security interest in relation to the aircraft or parts thereof. The lease agreements also provide for events of default in case of certain insolvency events and if a material adverse change occurs in our financial condition which, in lessor’s reasonable opinion, would materially and adversely affect our ability to perform our obligations under the lease agreements and related documents. Failure to comply with covenants could result in a default under the relevant agreement, and ultimately in a re-possession of the relevant aircraft or engine. Certain of these agreements also contain cross default clauses, as a result of which defaults under one agreement may be treated as defaults under other lease agreements. As such, a failure to comply with the covenants in our aircraft and engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and, as a result, on our financial condition and results of operations.

We rely on maintaining a high daily aircraft utilization rate to implement our ultra-low-cost structure, which makes us especially vulnerable to flight delays or cancellations or aircraft unavailability.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 13.38 block hours in 2011, 12.40 block hours in 2012 and 12.45 block hours in 2013. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on Mexico’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In December 2010, Mexico’s IASA rating was upgraded back to Category 1 from Category 2, six months after it had been downgraded due to alleged deficiencies in Mexican air safety standards. We cannot assure you that the government of Mexico, and the DGAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Mexico’s IASA rating were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States, which would in turn adversely affect our business, results of operations and financial condition.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, flight operations system, financial planning, management and accounting system, telecommunications systems, website, maintenance systems and check-in kiosks. For our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to issue, track and accept these electronic tickets. If our reservation system fails or experiences interruptions and we are unable to book seats for any period of time, we could lose significant amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and may experience similar outages in the future. Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

We also rely on third-party service providers of our other automated systems for technical support, system maintenance and software upgrades. If our automated systems are not functioning or function partially or if the current providers were to fail to adequately provide updates or technical support for any one of our key existing systems, we could experience service disruptions and delays, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as contemplated in the agreements, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

We retain personal information received from customers and have put in place security measures to protect against unauthorized access to such information. Personal information is further protected under applicable Mexican law. Personal information held both offline and online is highly sensitive and, if third parties were to access such information without the customers’ prior consent or if third parties were to misappropriate that information, our reputation could be adversely affected and customers could bring legal claims against us, any of which could adversely affect our business, results of operations and financial condition. In addition, we may be liable to credit card companies should any credit card information be accessed and misused as a result of lack of sufficient security systems implemented by us.

In addition, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses or telecommunications failures. Substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We have implemented security measures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions. Disruption in, changes to or a breach of, these systems could result in the disruption to our business and the loss of important data. These disruptions may also result in adverse economic consequences. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

We rely on third-party service providers to perform functions integral to our operations.

We have entered into agreements with third-party service providers to furnish certain facilities and services required for our operations, including Lufthansa Technik AG for certain technical services and Aeromantenimiento S.A., or Aeroman, a FAA-approved maintenance provider, for our heavy airframe and engine maintenance, as well as other third-party service providers, including the concessionaries’ of the Mexican airports in which we operate, for ground handling, catering, passenger handling, engineering, refueling and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and there can be no assurance that we will be able to obtain the necessary services at acceptable rates.

Although we seek to monitor the performance of third-party service providers, their efficiency, timeliness and quality of contract performance are often beyond our control, and any failure by any of them to perform their contracts may have an adverse impact on our business and operations. We expect to be dependent on such third-party arrangements for the foreseeable future.

Furthermore, our agreements with third parties are subject to termination upon short notice. The loss or expiration of these contracts or any inability to renew them or negotiate and enter into contracts with other providers at comparable rates could harm our business. Our reliance upon others to provide essential services on our behalf also gives us less control over costs, and the efficiency, timeliness and quality of contract services.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation.

In the processing of our customer transactions, we receive, process, transmit and store a large volume of identifiable personal data, including financial data such as credit card information. This data is subject to legislation and regulation, intended to protect the privacy of personal data that is collected, processed and transmitted. More generally, we rely on consumer confidence in the security of our system, including our internet site on which we sell the majority of our tickets. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices. Furthermore, lawsuits may be initiated against us and our reputation may be negatively affected if we fail to comply with applicable law and privacy obligations.

We depend on our non-ticket revenue to remain profitable, and we may not be able to maintain or increase our non-ticket revenue base.

Our business strategy significantly relies upon our portfolio of non-ticket revenues, including ancillary products and services and cargo revenue, on which we depend to remain profitable due to our ULCC strategy of low base fares. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket revenues would have a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to maintain and grow our non-ticket revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel. In addition, our strategy to increase and develop non-ticket revenue by charging for additional ancillary services may be adversely perceived by our customers and negatively affect our business.

Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.

Our non-ticket revenues are generated from fees for, among other things, baggage, advance seat selection, change fees, and sales of onboard products and other items sold in conjunction with our scheduled air service. In

April 2011, the DOT published a broad set of final rules relating to, among other things, how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft. The final rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and increasing significantly the amount and scope of compensation payable to passengers involuntarily denied boarding due to oversales. The final rules also extend the applicability of penalties to include international flights and provide that reservations made more than one week prior to flight date may be held at the quoted fare without payment, or cancelled without penalty, for 24 hours. Failure to remain in full compliance with these rules may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. Moreover, we cannot assure you that compliance with these new rules will not have a material adverse effect on our business.

In addition, the U.S. Congress and Federal administrative agencies have undertaken investigations of the airline industry practice of unbundling services, including public hearings held in 2010. If new taxes are imposed on non-ticket revenues, or if other laws or regulations are adopted that make unbundling of services impermissible, or more cumbersome or expensive than the new rules described above, our business, results of operations and financial condition could be materially adversely affected. Congressional and other government agency scrutiny may also change industry practice or public willingness to pay for ancillary services. See also “—Compliance with airline industry regulations involves significant costs and regulations enacted in both Mexico and the United States may increase our costs significantly in the future.”

Changes in how we or others are permitted to operate at airports could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may be affected by actions taken by the Mexican airports’ concessionaires, governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

•	termination of our airport use agreements, some of which can be terminated by the other party or airport authorities with little notice to us;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;

•	strikes and other similar disruptions affecting airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact customer service standards, including security and health standards and termination of licenses or concessions to operate airports; and

•	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on a number of single suppliers for our fuel, aircraft and engines.

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, pursuant to which WFS or its affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires in March 2015 and may be terminated by us with 60-days prior notice and by ASA only if we do not pay for the fuel provided. The agreement with WFS expires in August 2014 and may be terminated by either party with 30-days prior notice. If either ASA or WFS offers fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business. If either of ASA or WFS terminates its agreement with us, is unwilling to renew it upon termination or is unable or unwilling to cover our fuel needs, we would have to seek an alternative source of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and WFS. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319 and A320 aircraft, narrow body aircraft, powered by engines manufactured by IAE. We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future. If Airbus or IAE becomes unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines or spare parts from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft, engine or spare parts. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be materially affected by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis.

Any real or perceived problem with the Airbus A320 family aircraft or IAE engines could adversely affect our operations.

We operate a uniform fleet of Airbus A319 and A320 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE engines. Our dependence on the Airbus A319 and A320 aircraft and IAE engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE engines due to real or perceived safety concerns or other problems.

If we are unable to attract and retain qualified personnel or fail to maintain our company culture, our business, results of operations and financial condition could be harmed.

We require large numbers of pilots, flight attendants, maintenance technicians and other personnel, and our growth strategy will require us to hire, train and retain a significant number of new employees in the future. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. This has been particularly acute for Mexico. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. We may be required to increase wages and/or benefits or to implement additional training programs in order to attract and retain qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be affected adversely and we may be unable to complete our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which is one of our competitive strengths, is important to providing high-quality customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Increased labor costs, union disputes, employee strikes, and other labor-related disruption may adversely affect our operations.

Our business is labor intensive, with labor costs representing approximately 12% of our total operating costs for the fiscal years 2011, 2012 and 2013, respectively. As of December 31, 2013, approximately 73% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union expire in February 2015. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

Our business, results of operations and financial condition could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. Experienced executives in the airline industry are difficult to source. We do not maintain key-man life insurance on our management team.

Because we have a limited operating history, it is difficult to evaluate an investment in the ADSs.

We began flight operations in March 2006. It is difficult to evaluate our future prospects and an investment in the ADSs because of our limited operating history. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies in the early stage of operations. Historically, there has been a high failure rate among start-up airlines, particularly in Mexico. Our future performance will depend upon a number of factors, including our ability to implement our growth strategy, choose new markets successfully, maintain our ultra-low-cost structure, provide high-quality customer service at low prices, attract, retain and motivate qualified personnel, hedge against fuel price, react to customer and market demands, operate at airports providing adequate service, and maintain the safety of our operations. We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our business, financial condition, results of operations and the market price of the ADSs.

Our results of operations will fluctuate.

The airline industry is by nature cyclical and seasonal, and our operating results can be expected to vary from quarter to quarter. We generally expect demand to be greater during the summer months in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. We generally experience our lowest levels of passenger traffic in February, September and October. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels, security and health concerns and weather conditions.

In addition, we expect our quarterly operating results to fluctuate in the future based on a variety of other factors, including:

•	the timing and success of our growth plans as we increase flights in existing markets and enter new markets;

•	changes in fuel, security, health and insurance costs;

•	increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and

•	the timing and amount of maintenance expenditures.

Due to the factors described above and others described in this annual report, quarter-to-quarter comparisons of operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of the ADSs could decline, perhaps substantially.

We do not have a control group.

Since the completion of our initial public offering on September 23, 2013, we have not had a control group and corporate decisions requiring shareholder approval, such as the election of a majority of the board of directors, are made by the majority of our Series A shareholders, which shares are required to be owned by Mexican nationals. We no longer have a control group because holders of ADSs and CPOs do not have voting rights, and the CPOs and ADSs are voted by the CPO trustee in the same manner as the majority of the holders of Series A shares that are not represented by CPOs or ADSs. Thus, there are no large groups holding a large block. Furthermore, it is unlikely that a significant block of shareholders will form in the future because no person or group of persons is permitted to acquire more than 5% of our outstanding capital stock without our board of directors’ consent. As a result, a shareholder or shareholders of a very small number of Series A shares could determine the outcome of any shareholder vote without being a control group.

We require the affirmative vote of our principal shareholders to make certain corporate decisions.

Our current principal non-Mexican shareholders, Discovery Air, Blue Sky Investments and Indigo, own Series B shares, that are convertible into Series A shares, subsequent to the offering. Series A shares that are converted may be deposited in the CPO trust. The Series B shares are not and are not intended to be listed on any exchange and currently represent 13.24% of our outstanding capital stock that is not represented by CPOs (including ADSs). Holders of Series B shares are entitled to vote their shares on all matters and, for so long as such Series B shares represent 12% or more of our outstanding capital stock, their affirmative vote will be required to approve any matters related to (i) by-law amendments affecting Series B shares, (ii) delisting of Series A shares from any stock exchange, (iii) mergers or spinoffs affecting us, (iv) incurring indebtedness or granting guarantees if the Lease-Adjusted Net Debt to EBIDTAR ratio exceeds 3.25 times (Lease-Adjusted Net Debt is the sum of short-term and long-term debt, 7.0 times the aircraft rentals for the last four quarters, less cash and cash equivalents at the end of the last quarter for which financial statements have been prepared), and (v) change of material accounting policies. The exercise of any such consent rights may conflict with the interests of our majority shareholders. Likewise, together, the Series B shareholders shall have the right to appoint and revoke the designation of three members of the Board of Directors and their respective alternates, as long as the Series B shares represent at least 12% of our outstanding capital stock.

Volaris is a holding company and does not have any material assets other than the shares of its subsidiaries.

Volaris is a holding company that conducts its operations through a series of operating subsidiaries. We support these operating subsidiaries with technical and administrative services through various other subsidiaries of Volaris. All of the assets we use to perform administrative and technical services and to operate the concessions and authorizations are held at the subsidiary level. As a result, Volaris does not have any material assets other than the shares of its subsidiaries. Dividends or payments that Volaris may be required to make will be subject to the availability of cash provided by its subsidiaries. Transfers of cash from Volaris’ subsidiaries to Volaris may be further limited by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against Volaris, the enforcement of any related judgment would be limited to the available assets of Volaris, rather than the assets of Volaris and its combined subsidiaries.

Risks related to our securities and the ADSs

Our ADSs have a limited trading history.

Our ADSs began to trade on the New York Stock Exchange (“NYSE”) on September 18, 2013, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future. The market price of our ADSs may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover the ADSs or our common stock or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating result;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or Series A shares or the shares of common stock of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of the ADSs and Series A shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the ADSs and Series A shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could have a material adverse effect on us.

The relatively low liquidity and high volatility of the Mexican securities market may cause trading prices and volumes of our Series A shares and the ADSs to fluctuate significantly.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of aggregate market capitalization of the companies listed therein, but it remains relatively illiquid and volatile compared to other major foreign stock markets. Although the public participates in the trading of securities on the Mexican Stock Exchange, a substantial portion of trading activity on the Mexican Stock Exchange is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, as Mexican companies, tends to be lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our Series A shares to sell its Series A shares and may also adversely affect the market price of the Series A shares and, as a result, the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

If we issue additional equity securities in the future, shareholders may suffer dilution, and trading prices for our securities may decline.

In connection with our business strategy of expanding through acquisitions, we may finance corporate needs and expenditures, or future transactions, by issuing additional capital stock. Any such issuances of capital stock would result in the dilution of shareholders’ ownership stake. In addition, future issuances of our equity securities or sales by our shareholders or management, or the announcement that we or they intend to make such an issuance or sale, could result in a decrease in the market price of the ADSs and Series A shares.

Provisions of Mexican law and our by-laws make a takeover more difficult, which may impede the ability of holders of Series A shares or ADSs to benefit from a change in control or to change our management and board of directors.

Provisions of Mexican law and our by-laws may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control. Holders of ADSs may desire to participate in one of these transactions, but may not have an opportunity to do so. For example, our by-laws contain provisions which, among other things, require board approval prior to any person or group of persons acquiring, directly or indirectly, (i) 5% or more of our shares (whether directly or by acquiring ADSs or CPOs), or (ii) 20% or more of our shares (whether directly or by acquiring ADSs or CPOs) and in the case of this item (ii) if such approval is obtained, require the acquiring person to make a tender offer to purchase 100% of our shares and CPOs (or other securities that represent them) at a substantial premium over the market price of our shares to be determined by the board of directors, based upon the advice of a financial advisor.

These provisions could substantially impede the ability of a third party to control us, and be detrimental to shareholders desiring to benefit from any change of control premium paid on the sale of the company in connection with a tender offer. See Item 10: “Additional Information—Memorandum and Articles of Association—Overview—Change of Control Provisions” and “Additional Information—Memorandum and Articles of Association—Overview —Voting Rights.”

Substantial future sales of the ADSs or Series A shares could cause the price of the ADSs or Series A shares to decrease.

We may finance future corporate needs and expenditures by using shares of Series A common stock, to be evidenced by Series A shares or ADSs. Any such issuances of such shares could result in a dilution of our shareholders’ ownership stake or a decrease in the market price of the ADSs or the Series A shares. In addition, our principal shareholders are entitled to rights with respect to registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration rights agreement. Please see Item 7: “Major Shareholders and related Party Transactions—Major Shareholders.” If they exercise their registration rights with respect to such shares, then there will be additional Series A shares eligible for trading in the public market, which may have an adverse effect on the market price of our Series A shares and ADSs.

Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust at all times.

Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share. Non-Mexican investors in the ADSs may not directly hold the underlying Series A shares, but may hold them only indirectly through CPOs issued by a Mexican bank as trustee under the CPO trust or ADSs evidencing CPOs. Upon expiration of the 50-year term of our CPO trust agreement, the underlying Series A shares must be placed in a new trust similar to the current CPO trust for non-Mexican investors to hold an economic interest in such Series A shares, or be sold to third parties or be delivered to non-Mexican holders to the extent then permitted by applicable law (not currently permitted). We cannot assure you that a new trust similar to the CPO trust will be created if the current CPO trust terminates, or that, if necessary, the Series A shares represented by the CPOs will be sold at an adequate price, or that Mexican law will be amended to permit the transfer of Series A shares to non-Mexican holders in the event that the trust is terminated. In that event, unless Mexican law has changed to permit non-Mexican investors to hold our shares directly, non-Mexican holders may be required to cause all of the Series A shares represented by the CPOs to be sold to a Mexican individual or corporation.

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) for the issuance up to 90% of our outstanding capital stock in CPOs. Since non-Mexican investors are required to invest in CPOs in order to hold any interest in our capital stock, if this 90% threshold were to be met, we would be unable to obtain additional capital contributions from non-Mexican investors.

Holders of the ADSs and CPOs do not have voting rights.

Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they being protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares. Mexican investors will determine the outcome of substantially all shareholder matters, subject to the rights of the holders of Series B shares that are required to vote affirmatively to approve certain limited matters. For a more complete description of the circumstances under which holders of our securities may vote, see Item 10: “Additional Information—Memorandum and Articles of Association—Overview.”

Preemptive rights may be unavailable to non-Mexican holders of the ADSs and CPOs and, as a result, such holders may suffer dilution.

Except in certain circumstances, under Mexican law, if we issue new shares of common stock for cash as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs and CPOs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. Similar restrictions may apply to holders of ADSs and CPOs in other jurisdictions. We cannot assure you that we will file a registration statement with the SEC, or any other regulatory authority, to allow holders of ADSs and CPOs in the United States, or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales by the depositary of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.

In addition, additional CPOs may be issued only if the CPO deed permits the issuance of a number of CPOs sufficient to represent the shares to be issued to and held by the CPO trustee upon the exercise of preemptive rights. Because non-Mexican holders of ADSs and CPOs are not entitled to acquire direct ownership of the underlying Series A shares in respect of such ADSs and CPOs, they may not be able to exercise their preemptive rights if the CPO deed will not permit additional CPOs to be delivered in an amount sufficient to represent the shares of common stock to be issued as a result of the exercise of preemptive rights on behalf of non-Mexican ADS or CPO holders, unless the CPO deed is modified, or a new CPO deed is entered into, which permits delivery of the number of CPOs necessary to represent the shares to be subscribed and paid as a result of the exercise of such preemptive rights. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of ADSs and CPOs to exercise preemptive rights, if and when applicable, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuance and delivery of CPOs. As a result of the limitations described above, if we issue additional shares in the future in connection with circumstances giving rise to preemptive rights, the equity interests of holders of ADSs and CPOs may be diluted. See Item 10: “Additional Information—Memorandum and Articles of Association—Preemptive Rights.”

We do not intend to pay cash dividends for the foreseeable future, and our revolving line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant. In addition, our revolving line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements” and Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors (i.e., the duty of care and the duty of loyalty) have been in existence for a relatively short period and are not as developed as securities laws in other jurisdictions, it is complex for minority shareholders to bring an action against directors for breach of this duty, as would be permitted in some other foreign jurisdictions. Also, such actions may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company). The grounds for shareholder derivative actions under Mexican law are limited. Even though applicable law has been modified to so permit, and procedures for class action lawsuits have been adopted, there is very limited experience with regards to class action lawsuits and how procedures for such suits are followed in Mexico. Therefore, it will be much more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

Mexico has different corporate disclosure and accounting standards than those in the United States and other countries.

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, and significant expenses to remediate any internal control deficiencies and could ultimately have an adverse effect on the market price of the ADSs and Series A shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and beginning with our Annual Report on Form 20-F for the year ending December 31, 2014, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, although our independent registered public accounting firm are not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 because we currently meet the emerging growth company definition under the JOBS Act, we have determined that we will not avail ourselves of the exemption to Section 404 for emerging growth companies under Section 404(b) and that, consequently, we intend to cause our independent registered public accounting firm to provide such attestation starting in 2014. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Series A shares and ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were founded on October 27, 2005 under the name Controladora Vuela Compañía de Aviación, S.A. de C.V. by Blue Sky Investments, S.à r.l., Discovery Air Investments, L.P., Corporativo Vasco de Quiroga, S.A. de C.V. and Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales.

In July 2010, we underwent a change in our ownership with the incorporation of Mexican investors, certain investment funds managed by Discovery Americas (including Discovery Air), Blue Sky Investments and Indigo as new equity shareholders with expertise in the aviation industry.

On July 16, 2010, we became a sociedad anónima promotora de inversión de capital variable, or variable capital investment promotion stock corporation. In June 2013, we became a sociedad anónima bursátil de capital variable, or variable capital public stock corporation, under the name Controladora Vuela Compañía de Aviación, S.A.B. de C.V. See Item 9: “The Offer and Listing—Markets—The Mexican Stock Market—Mexican Securities Market Law” for a description of the differences between these two forms of legal entities.

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on NYSE and the Mexican Stock Exchange. The Company raised Ps.2,684,280 (approximately US$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of Ps.15.51 per share (US$1.20 dollars) or US$12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

Overview

We are an ultra-low-cost carrier, or ULCC, incorporated under the laws of the United Mexican States. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 100 and grown our cost-efficient Airbus A320 family aircraft from four to 44. We currently operate up to 215 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The ten cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines. In 2013, our CASM was Ps.1.164 (U.S.$0.089), compared to an average CASM of U.S.$0.143 for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta and United, which had an average CASM of U.S.$0.144 in 2013. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico. During 2013, our average base fare was Ps.1,243 (U.S.$95.1) and we regularly offer promotional base fares of Ps.700 (U.S.$54) or less. Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2013, our average load factor was 82.6%, compared to an average load factor of 77.0% for the other Latin American publicly traded airlines and 83.9% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 88.2% on-time performance rate in 2013. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2011, 2012 and 2013, we incurred capital expenditures of Ps.321.3 million, Ps.687.3 million and Ps.1,029.0 million, which include acquisitions of rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Mexican Regulation

Operational Regulation

Air transportation services for passengers provided on a regular basis, as opposed to charter flights and permits, are considered a public service in Mexico. To render regular air transportations services, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Mexican Aviation Law (Ley de Aviación Civil) and its regulations, the Mexican Airport Law (Ley de Aeropuertos) and its regulations, the General Communications Ways Law (Ley de Vias Generales de Comunicación), and applicable Mexican Official Rules (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation is the SCT, acting mainly through the DGAC.

Pursuant to the Mexican Aviation Law, the SCT, through the DGAC, is responsible and has the authority, among others, to (i) impose and conduct the policies and programs for the regulation and development of air transportation services; (ii) grant concessions and permits, oversee compliance with, and, if applicable, resolve amendments to or termination of such concessions or permits; (iii) issue the Mexican Official Rules and other administrative provisions; (iv) provide and control the air navigation services; (v) issue and enforce the safety and health rules that must be observed in air transportation services; (vi) issue certificates of registration, certificates of airworthiness, and certificates to air services providers and declare the suspension, cancellation, revalidation or revocation of such certificates; (vii) maintain and operate the Mexican Aeronautical Registry (Registro Aéronautico Mexicano), where aircraft and leases over aircrafts are regulated; (viii) participate in the international agencies and in the negotiation of treaties; (ix) promote the development and training of the aeronautical technical staff; (x) issue and, if applicable, revalidate or cancel the licenses of the aeronautical technical staff; (xi) interpret the Mexican Aviation Law and its regulations for administrative purposes; (xii) authorize the verification visits; (xiii) appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general, and (xiv) approve flight plans.

The DGAC primarily oversees and verifies compliance by the concessionaires, licensees, operators and airline services providers with the Mexican Aviation Law, its regulations, the Mexican Official Rules and any other applicable provisions.

A concession granted by the SCT is required to render domestic and regular air transportation services in Mexico. Any such concession may only be granted to Mexican entities which meet certain technical, financial, legal and administrative requirements that are deemed necessary to adequately provide services with quality, safety, and timeliness. Other requirements to be met to obtain a concession are (i) the availability of aircraft and aircraft equipment, which is required to comply with technical requirements of safety, airworthiness conditions and environmental conditions; (ii) the availability of hangars, repair shops and infrastructure needed for operations, as well as the availability of technical and administrative staff trained for the operation of the concession; and (iii) experience in the industry. To provide any other air transportation service in Mexico, different from domestic and regular air transportation, a permit from the SCT is required pursuant to the Mexican Aviation Law.

Concession and Permits

Through our subsidiary Volaris Opco, we hold (i) the Concession, which authorizes us to provide domestic regular passenger, cargo and mail air transportation services within Mexico, (ii) a permit for domestic charter air transportation passenger services, and (iii) a permit for international regular passenger and charter passenger air transportation services.

Our Concession was granted by the Mexican federal government through SCT, on May 9, 2005 originally for a period of five years, and was extended by SCT on February 17, 2010 for an additional period of ten years. The Concession authorizes us the use of certain aircraft and certain routes. Pursuant to the terms of the Mexican Aviation Law, our Concession, together with specific authorizations granted to us by the DGAC, allow us to provide domestic and international regular air transportation services. Pursuant to our Concession, we have to pay to the Mexican federal government certain fees arising from the services we render. The exhibits to the Concession must be updated every time new aircraft is operated by Volaris Opco, any time new routes are added, or existing routes are modified. For more information regarding our aircraft and routes, see Item 4: Information on the Company—Business Overview.”

The permit for domestic charter air transportation of passengers was granted by the SCT on April 16, 2007, without a termination date; it authorizes certain aircraft to operate under such permit and specifies, among other terms and conditions, that Volaris Opco is required to request authorization from the DGAC before carrying out any flight.

The permit for international charter air transportation of passengers was granted by the DGAC on June 3, 2009 for an unspecified period of time; it authorizes certain aircraft to operate under such permit and indicates, among other terms and conditions, that Volaris Opco is required to request authorization from the DGAC, before carrying out any flight.

To operate our aircraft, each aircraft is required to have on board its certificate of registration, its certificate of airworthiness, and its insurance policy. All aircraft must have on board all documents and equipment required by the treaties, the Mexican Aviation Law and all applicable provisions. We believe we hold all necessary operating and airworthiness authorizations, certificates and licenses, and carry all necessary insurance policies and are operating in compliance with applicable law.

The Mexican Aviation Law provides that concessions and permits may be revoked for any of the following principal reasons: (i) failure to exercise rights conferred by the concessions or permits for a period exceeding 180 calendar days from the date that such concessions or permits were granted; (ii) failure to maintain in effect the insurance required pursuant to the Mexican Aviation Law; (iii) change of nationality of the holder of the concession or permit; (iv) assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any foreign government or foreign state; (v) assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any person without the approval of the SCT; (vi) applying fares different from the registered or approved fares, as applicable; (vii) interruption of the services without authorization from the SCT, except in the events of acts of God or force majeure; (viii) rendering services different to those set forth in the respective permit or concession; (ix) failure to comply with safety conditions; (x) failure to indemnify from damages arising from the services rendered and (xi) in general, failure to comply with any obligation or condition set forth in the Mexican Aviation Law, its regulations or the respective concession or permit. In the event our Concession was revoked, for any of the reasons specified above, we will not be entitled to any compensation and we will be unable to continue to conduct our business.

Aircraft

Pursuant to the Mexican Aviation Law and our Concession, all the aircraft used to provide our services must be registered in Mexico before the Mexican Aeronautical Registry and flagged as Mexican aircraft and, if registered in other countries, such aircraft need to be authorized to operate in Mexico. The registration with the Mexican Aeronautical Registry is granted subject to compliance with certain legal and technical requirements. All the aircraft which comprise our fleet as of this date have been authorized by and registered with the DGAC.

We have to maintain our aircraft in airworthiness condition. The maintenance must be provided as specified in the manufacturers’ maintenance manuals and pursuant to a maintenance program approved by the DGAC. The DGAC has authority to inspect our aircraft, their maintenance records and our safety procedures. Based on such inspections, the DGAC may declare our aircraft unfit to fly and in certain cases revoke our Concession.

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in the existing routes must be approved by the DGAC. Domestic Routes are subject to our Concession and the Mexican Aviation Law. As we only fly in international routes to the United States, such routes are subject to our Concession, the international routes authorization permits issued by the DGAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated August 16, 1960, as amended on December 12, 2005. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico and vice versa. Under the USA Mexico Bilateral Air Transport Agreement, each of the governments has the right to appoint two (or three) airlines of each city pair, as the airlines authorized to render air transportation services in each route from the United States to Mexico and vice versa.

Fares

According to the Mexican Aviation Law, concessionaries or licensees of air transportation may freely set fares for the services provided by them on terms that permit the rendering of services in satisfactory conditions of quality, competitiveness, safety and consistency. The international fares must be approved by the SCT pursuant to applicable treaties. The fares (both domestic and international) must be registered with the SCT and be permanently available to users of the services. The SCT may deny the registration of fares set by the concessionaires or licensees if such fares imply predatory or monopolistic practices, dominance in the market from a competition perspective or disloyal competition which prevents the participation in the market of other concessionaires or licensees. The SCT may also set minimum and maximum levels of fares (restricting, in that case, the ability of concessionaires and holders of licenses to freely determine rates), as applicable, for the corresponding services, to promote competition. The fares will describe clearly and explicitly the restrictions such fares are subject to and will remain valid for the time and under the conditions offered.

The Mexican Aviation Law provides that in the event that the SCT considers that there is no competition among concession and permit holders, the SCT may request the opinion of the Mexican Antitrust Commission and then approve regulations governing fares that may be charged for air transportation services, thus limiting the ability of participants to freely determine rates. Such regulations will be maintained only during the existence of the conditions that resulted in the negative competition effects.

Slots

Under Mexican Law, a “slot” is the schedule for the landing and taking off of aircraft. The regulation of the slots is provided by the Mexican Airport Law and its regulations. A slot is assigned to an operator by the airport administrator considering the recommendation of a committee of operations, for the organization and planning of the flights at the relevant airport. According to the regulations to the Mexican Airport Law, the operating rules of each airport in Mexico, must contain the guidelines for the assignment of slots. Therefore, the different airports’ administrations will establish in such guidelines how slots are to be assigned considering (i) the operation schedule of the airport, (ii) safety and efficiency criteria, (iii) capacity of the services providers, (iv) schedule availability, and (v) compliance with the requirements for the assignment of the slots.

Taking or Seizure

Pursuant to Mexican law and our Concession, the Mexican federal government may take or seize our assets temporarily or permanently, in the event of natural disasters, war, serious changes to public order or in the event of imminent danger to the national security, internal peace or the national economy. The Mexican federal government, in all cases, except in the event of international war, must indemnify us by paying the respective losses and damages at market value. See Item 3: “Key Information—Risk Factors—Under Mexican law, our assets could be taken or seized by the Mexican government under certain circumstances.”

Foreign Ownership

The Mexican Foreign Investment Law (Ley de Inversión Extranjera) limits foreign investment in companies rendering domestic air transportation services up to 25% of such companies’ voting stock. This limit applies to Volaris Opco, but not to us as a holding company. We, as a holding company, must remain a Mexican-investor controlled entity, as a means to control Volaris Opco. The acquisition of our Series A shares through the CPOs, that strip-out voting rights but grant any and all economic rights, by foreign investors, is deemed neutral, from a foreign investment perspective, and is not, as a result, counted as foreign investment excluded from this restriction. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, see Item 10: “Additional Information—Memorandum and Articles of Association—Other Provisions—Foreign Investment Regulations.”

Environmental Regulation

We are subject to regulations relating to the protection of the environment such as the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the regulations of the General Law of Ecological Balance and Environmental Protection regarding Environmental Impact, Prevention and Control of Air Pollution and of Hazardous Waste (Reglamentos en Materia de Evaluación del Impacto Ambiental, Prevención y Control de Contaminación del Aire y Desperdicios Peligrosos), the General Law for Prevention and Handling of Wastes (Ley General de Prevención y Gestión Integral de Riesgos) and the National Waters Law (Ley Nacional de Aguas) and its regulations, official Mexican standards, international treaties, bilateral agreements and specifically by an Official Rule NOM 036 SCT3 2000 which regulates the maximum limits of the aircraft noise emissions as well as the requirements to comply with such limits. Volaris Opco is ISO 14,000 certified.

Labor Regulation

We are subject to the provisions of the Mexican Labor Law (Ley Federal del Trabajo) and the provisions contained in the collective bargaining agreements with Sindicato de Trabajadores de la Industria Aeronáutica,

Similares y Conexos de la República Mexicana-STIAS. For more information on our relationship with such labor union and our labor collective bargaining agreements, see Item 6: “Directors, Senior Management and Employees—Employees.”

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue permits required for airlines to provide air transportation. We hold DOT permits authorizing us to engage in scheduled air transportation of passengers, property and mail to and from certain destinations in the United States. Each permit is valid for one year and renewable for one-year terms.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of the date of this annual report, we had FAA airworthiness certificates for 23 of our aircraft (the remainder being registered with the DGAC), we had obtained the necessary FAA authority to fly to all of the cities we currently serve and all of aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

International Regulation

Our service to the U.S. is also subject to U.S. Customs and Border Protection, or CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S.$2.50 per passenger flight segment, subject to a U.S.$5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee, or ASIF, on each airline.

Environmental Regulation

We are subject to various federal, state and local U.S. laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. The Environmental Protection Agency, or EPA, regulates our operations in the United States, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet all emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad.

U.S. law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restricts the number of flights or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

Other Regulations

In the U.S., We are subject to certain provisions of the Communications Act of 1934, as amended, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or FCC. To the extent we are subject to FCC requirements, we will take all necessary steps to comply with those requirements. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

Future Regulations

The Mexican, U.S. and other foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

B.	Business Overview

Industry

There are two main categories of passenger airlines that operate in the domestic and international Mexican market: (i) the traditional legacy network carriers, which include Grupo Aeroméxico, and (ii) the low-cost carriers, which include Interjet, VivaAerobus and Volaris. The ULCC business model is a subset of the low-cost carrier market.

Legacy carriers offer scheduled flights to major domestic and international routes (directly or through membership in an alliance, such as Star Alliance, Oneworld and/or Skyteam) and serve numerous smaller cities. These carriers operate mainly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching to another airline. Traditional legacy carriers typically have higher cost structures than low-cost carriers due to higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and multiple classes of services. Other examples of legacy carriers in the Latin American market include Avianca-TACA, Copa, and LATAM.

Low-cost carriers typically fly direct, point-to-point flights, which tends to improve aircraft and crew scheduling efficiency. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same regions as major population centers. Many low-cost carriers only provide a single class of service, thereby increasing the number of seats on each flight and avoiding the significant and incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with only one or two aircraft families at most, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and minimize inventory and aircraft maintenance costs. The Mexican market, which has a large population of VFR and leisure travelers, has seen demand for these low-cost carriers expand in recent years. Low-cost carriers have made a significant emergence in the Latin American market in recent years, particularly in Brazil, where Gol, Webjet (merged with Gol in 2012), Azul, and Trip (merged with Azul in 2012) have started operations in the last ten years.

In recent years, many traditional legacy network carriers globally have undergone significant financial restructuring, including ceasing operations or merging and consolidating with one another. These restructurings have allowed legacy carriers to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure. This has resulted in improved workforce flexibility and reduced costs while simultaneously improving product offerings similar to those of other low-cost carriers. Furthermore, many of the legacy carriers have made these improvements while still maintaining their expansive route networks, alliances and frequent flier programs.

One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. We believe that this trend has provided an opportunity for the introduction of the ULCC business model in Mexico as a subset of the more mature group of low-cost carriers. The ULCC business model involves, among other things, intense focus on low cost, efficient asset utilization, unbundled revenue sources aside from the basic fare with multiple products and services offered for additional fees. Globally, ULCCs with highly successful business models include Allegiant and Spirit in the United States, Ryanair and Wizz in Europe, and AirAsia in Asia.

ULCCs are able to achieve low-cost operations due to highly efficient and uniform fleets with high density seating and single aisle configurations. Additionally, ULCCs provide extremely low fares to customers in order to stimulate market demand and generate high aircraft utilization rates. With high aircraft utilization rates, ULCCs are able to generate substantial ancillary revenues through the offering of additional products and services, such as baggage fees, advanced seat selection, extra legroom, ticket change fees, and/or itinerary attachments such as hotels, airport transportation, and rental cars. ULCCs focus on VFR and leisure customers as opposed to business travelers. The ULCC product appeals to the cost-conscious customer because they are offered a low base-fare and are able to choose to pay for only the additional products and services they want to receive.

Economic and Demographic Trends

We believe the Mexican airline industry has strong potential for growth, given the country’s young demographics, improving macroeconomic base and growing middle class, which will likely facilitate organic expansion of the airline sector. In addition, the national airline industry is relatively underpenetrated when compared to other countries of similar size and demographic characteristics. These elements combine at a time when the industry is under considerable attrition due in part from some of the legacy operators ceasing operations.

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 3.1% in 2014 and 3.9% in 2015 according to the Mexican Central Bank (Banco de México). These estimates are higher than the estimates for the United States by 2.8% in 2014 and 3.0% in 2015 according to the International Monetary Fund. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the National Statistics and Geography Institute (Instituto Nacional de Estadística y Geografía). As of 2010, approximately 39% of the Mexican population was under 20 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 27% of the population is currently under 20 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that there are, on average 0.38 annual trips per capita, whereas in Mexico the number is roughly one-third of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2013, bus companies transported over 2.8 billion passengers in Mexico, of which approximately 75 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

In recent years the Mexican government has made a substantial investment in developing Mexico’s airport infrastructure. In 1998, the Mexican government created a program to open Mexico’s airports to private investments. Three private airport operators (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos del Sureste de Mexico, S.A.B. de C.V.) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings. The Mexican government still manages and operates the Mexico City International Airport (AICM), which it considers strategic, as well as other minor airports in the country. The National Development Plan, published in the Official Gazette of the Federation on May 20, 2013, describes the plans for the airline sector for the years 2013 to 2018. The plan provides for (i) investments in air transportation and airports; (ii) supervision of airlines to ensure safety, efficiency, and quality standards; (iii) the execution of new bilateral air transportation agreements in order to increase the penetration of the Mexican domestic airline industry in international markets; and (iv) the development of airport services for the metropolitan area of Mexico City, as well as regional airports. In addition, on July 15, 2013 the 2013-2018 Investment in Transportation and Communications Infrastructure Program was announced, which is a program with a multi-modal focus, that is intended to improve highways, railroads, ports, airports, and telecommunications through an investment of Ps. 4.0 billion. We believe this strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market.

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 20 years, with an average passenger to economic growth ratio (RPK/GDP) of 1.6 times. As a result, a GDP growth of 4.1% in the next 20 years could imply an industry growth rate of around 38% by 2018 and over 90% by 2023.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa,

Avolar, Azteca, Nova Air and Grupo Mexicana). Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 82.6% in 2013.

Market Environment

The airline industry is highly competitive. The principal competitive factors in the airline industry include fare pricing, total ticket price, flight schedules, aircraft type, passenger amenities, number of routes/destinations served from a city, customer service, safety record and reputation, code-sharing relationships, frequent flier programs and redemption opportunities. The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried, and, as a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, targeted promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per ASM. The prevalence of discount fares can be particularly acute when an airline has excess capacity and is under financial pressure to sell tickets.

In Mexico and the United States the scheduled passenger service market consists of three principal groups of travelers: business travelers, leisure travelers, and travelers visiting friends and relatives, or VFR. Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers typically place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges, as well as price.

VFR and leisure passengers travel for a number of reasons, including social visits and vacation travel. We believe that VFR and leisure traffic are the most important components of the traffic in the markets we target and serve and are important contributors to our non-ticket revenue production. We believe that VFR and leisure passengers represent a significant percentage of our total passenger volume. As part of our route development strategy, we target markets that will likely appeal to VFR and leisure travels at price points that were previously not available. This strategy allows us to stimulate demand in new markets by encouraging travel by VFR and leisure travelers.

Domestic passenger volumes have grown in Mexico by a CAGR of 4.7% and international volumes have grown by a CAGR of 2.4% from 2006 to 2013 according to the DGAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2013:

Passenger Volumes (millions of segment passengers)	2006	2007	2008	2009	2010	2011	2012	2013
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9
% growth (decreased)	6.1%	(0.5%)	2.5%	(13.2%)	6.3%	4.1%	6.5%	8.1%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5
% growth (decreased)	11.8%	23.6%	0.9%	(11.6%)	0.3%	3.9%	10.3%	8.6%
Total	49.5	54.6	55.6	48.7	50.3	52.3	56.6	61.4
% growth (decreased)	8.6%	10.3%	1.7%	(12.4%)	3.3%	4.0%	8.4%	8.5%

Source: DGAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 68% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities include Chicago, Los Angeles, San Diego and San Francisco-Oakland, with Mexicans and Mexican-Americans in each of them amounting to 1.5 million, 4.6 million, 0.9 million and 0.7 million, respectively, according to PEW Research Hispanic Center based on U.S. Census Bureau data.

In 2013, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 59.9% of the domestic market, based on passenger flight segments, according to the DGAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%
VivaAerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%

Source: DGAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

The airline industry in Mexico has recently seen sharp attrition, with the exit of eight airlines since 2007, including the bankruptcy of Grupo Mexicana in April 2014. This allowed us to further expand our international product offering in a very short timeframe. We have recently requested the DGAC to permanently grant us the six routes from the Mexico City international airport to the United States that we have been operating since late 2010 and 2011, which had been primarily operated by Grupo Mexicana prior to ceasing its operations; however, we cannot be certain that the DGAC will permanently grant us such routes.

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%
VivaAerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%

Source: DGAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.

(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Airways, and Delta. As of December 31, 2013, we were the sixth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 38.7% from 2006 to 2013, with approximately 0.9 million booked passengers in 2006 and 8.9 million booked passengers in 2013. We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

Our Business Model

Our business model is based on that of other ULCCs operating elsewhere in the world, such as Allegiant and Spirit in the United States, Ryanair in Europe and AirAsia in Asia. We utilize our ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Our unbundled pricing strategy allows us to provide low base fares and enables our passengers to select and pay for a range of optional products and services for additional fees. We target VFR, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States.

Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. We believe a small percentage shift of bus passengers to air travel would dramatically increase the number of airline passengers. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

We have a relentless focus on low costs as part of our organizational culture. We are the lowest cost airline carrier in Latin America, based on CASM, compared to the other Latin American publicly traded companies. We are also the lowest cost carrier in our target markets in Mexico and the United States, compared to our target market competitors, according to public information available from such competitors. We are able to keep our costs low due to our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.

We were established and are operated to achieve the following goals: (i) to create a profitable and sustainable business model; (ii) to successfully compete by creating structural advantages over other carriers serving Mexico through our ULCC business model; (iii) to provide affordable air travel with a high quality experience for our customers; and (iv) to create a dynamic, cost conscious and entrepreneurial working culture for our employees. We believe that our strengths are:

Lowest Cost Structure. We believe that in 2013 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.1.164 (U.S.$0.089), compared to Avianca-TACA at U.S.$0.175, Copa at U.S.$0.110, Gol at U.S.$0.130, Grupo Aeroméxico at U.S.$0.145 and LATAM at

U.S.$0.155. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S.$0.128, American at U.S.$0.151, Delta at U.S.$0.148 and United at U.S.$0.151 in 2013, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.2 years as of December 31, 2013.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.5 block hours per day in 2013.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 88% of our tickets through these channels. We do not use GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S.$7.6 in 2009 to U.S.$16.1 in 2013 by, among other things:

•	charging for excess baggage (over the 25 kilograms of free checked luggage required by Mexican regulations);

•	utilizing our excess aircraft belly space to transport cargo;

•	passing through all distribution-related expenses;

•	charging for advance seat selection, extra legroom, and carriage of sports equipment;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our ultra-low-fare subscription service, V-Club;

•	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and

•	selling onboard advertising.

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets. We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States. We believe these people represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking. We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.700 (U.S.$54). We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 15,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2013, we had more than 50% passenger market share in 58 of our 95 routes. As of December 31, 2013 we faced no competition from any other carrier on 27% of our domestic seat capacity. We entered the U.S. market in July 2009 and by 2013 derived 26% of our passenger revenues from our U.S. routes and attributed 24% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2013, we achieved an average passenger load factor of 82.6% and an average aircraft utilization rate of 10.4 flight hours per day with a standard turnaround time between flights of approximately 35 minutes. For our fleet type, our average aircraft utilization rate of 10.4 flight hours per day was among the highest worldwide and was 13.5% higher than the industry average of 8.3 flight hours per day for all Airbus A319 aircraft and 17.5% higher than the 9.0 flight hours per day for all Airbus A320 aircraft, according to information for the year ended December 31, 2013 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with an 88.2% on-time performance rate, 99.7 % flight completion rate and a mishandled baggage rate of only 1.27 bags per 1,000 passengers in 2013.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. According to a 2011 study made with data obtained from Facebook and published in the magazine Merca 2.0®, we have one of the fastest growing fan bases and number of followers on social media sites in Mexico. As of December 31, 2013, we had approximately 789,295 fans on Facebook and 460,281 followers on Twitter, both of which we primarily use for marketing, customer service and promotion. In 2014, the magazine Merca 2.0® further recognized us as the first Mexican company on Twitter. In addition, according to a study by Socialbakers, we were recognized as one of the world’s most socially devoted airlines in 2013. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft. Proceeds from our initial public offering will also further strengthen our balance sheet. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors.

Strong Company Culture, Experienced Management Team and Principal Shareholders. We have developed a strong company culture among our employees that is focused on safety, meritocracy, efficiency and profitability, with a significant component of performance-based variable compensation. From 2009 through 2013, we were named a “Great Place to Work” by the Great Place to Work Institute in Mexico. Our management team has been assembled with experienced executives in their respective fields, including in the aviation, sales and marketing, finance or IT industries in Latin America. In addition, our principal shareholders have extensive prior experience in funding, establishing and leading airline carriers around the world. Their expertise has helped us develop our ULCC business model and allowed us to benefit from their procurement power and relationships with key vendors.

Our Growth Strategy

Our goal is to continue to grow profitability on an annual basis and maintain our leadership position in the Mexican aviation market by operating our ULCC business model and focusing on VFR, cost-conscious business people and leisure travelers. The key elements of our growth strategy include:

Remain the Low Cost Carrier of Choice. We believe that by deploying additional cost-efficient Airbus A320 aircraft with higher seat density, spreading our low fixed cost infrastructure over a larger scale of operations, outsourcing operating functions and keeping sales and marketing overhead low, we can continue to improve operating efficiencies while maintaining low costs. Our ULCC business model enables us to operate profitably, on an annual basis based on the results of our most recently completed fiscal year, at low fare levels, and we intend to continue to maintain low fares to stimulate demand. We also make flying easy and strive to remain the low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable and high quality travel experience to our customers across our expanding operations in Mexico and the United States.

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we plan to start selling in-flight products and to introduce and expand upon products and services that are unrelated to passenger travel. In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 51,259 members as of December 31, 2013. We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013. We also continue to aggressively expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

Gain Additional Market Share by Stimulating Demand in our Existing Markets. We plan to continue to grow our existing markets by adding routes that connect cities in which we currently have operations and by adding capacity on existing routes where we believe we can continue to stimulate demand. We also intend to continue to aggressively target long-distance bus passengers who we believe may shift to airplane travel. We set certain promotional fares at prices lower than bus fares for similar routes, and we believe this will encourage bus travelers to switch to air travel.

Continue our Disciplined Fleet Growth. We currently have firm commitments for 64 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next seven years, including 40 of the next generation Airbus A320 NEO and six of the next generation Airbus A321 NEO, the delivery of which will commence in 2016 and 2017, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2016. We plan to phase out all of our A319 aircraft with 144 passenger seats by 2019 and operate solely a fleet of Airbus A320 and A321 aircraft. Consistent with our ULCC model, our new Airbus A320 aircraft offers 16% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

Grow Passenger Volume by Profitably Establishing New Routes. We believe our focus on low fares and customer service will stimulate growth in overpriced, underserved and inefficient new markets. We will continue our disciplined approach to domestic and international market entry by using our rigorous selection process where we identify and survey possible target markets that have the potential to be profitable within our business model. For example, in December 2013, we added two new routes from Mexico City to Phoenix and Chicago/O’Hare in response to strong market demographics and opportunities for market stimulation. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 180 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 150 routes internationally that have stage lengths of at least 200 miles.

Our Operations

Passenger Revenue

Passenger revenues accounted for approximately Ps.11,117 million, or 86% of our total operating revenues in 2013. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

Non-Ticket Revenue

Non-ticket revenues include fees relating to transportation of cargo, charter flight services, excess baggage, advance seat selection, extra legroom, carriage of sports equipment and pets, ticket changes, V-Club subscription, the Volaris affinity credit card launched in 2013 and onboard advertising. We generate fees from our subscription service V-Club by charging an individual annual membership of U.S.$49 or a group annual membership of U.S.$149. V-Club subscriptions accounted for approximately 1.3% of our non-ticket revenues in 2013. Members of the V-Club have exclusive access to the lowest fares and promotions available. Members have access to an Internet booking engine similar to our website that displays last minute fares and discounted fares. We generate fees from our affinity credit card by charging fees on all purchases made with the credit card. Fees from the Volaris affinity credit card accounted for approximately 0.7% of our non-ticket revenues as of December 31, 2013. As of December 31, 2013, we had approximately 51,259 V-Club members and 65,928 affinity credit card holders. The typical fees for advance seat selection, extra legroom, carriage of sports equipment and pets and ticket changes are approximately U.S.$5 to U.S.$7, U.S.$7 to U.S.$11, U.S.$54 to U.S.$80, U.S.$89 to U.S.$99 and U.S.$58 to U.S.$82, respectively and we generate such fees in Mexico and in the United States. We also make available trip insurance commercialized by third parties through our website. In 2013, we derived approximately Ps.1,885 million, or 14% of our total operating revenues from non-ticket revenues.

We make efficient use of extra capacity in our aircraft by carrying cargo on our passenger flights. We offer cargo transportation services on all domestic routes. We outsourced all ground cargo handling services, including storage, to several third-party providers and the related cost of such services are paid by our cargo clients. We offer competitive rates and our service includes reception, check-in, shipping and delivery to the final destination.

We also offer charter services, which do not represent a significant part of our total operating revenues.

Route Network

We currently serve 46 airports throughout Mexico and the United States and operate up to 215 daily segments on routes that connect 33 cities in Mexico, including highly demanded destinations such as Cancún,

Guadalajara, Mexico City, Monterrey and Tijuana, and ten cities in the United States: Chicago, Denver, Fresno, Las Vegas, Los Angeles, Oakland, Ontario, Orlando, Phoenix ,Sacramento, San Antonio, San Diego and San Jose. Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.

As part of our point-to-point strategy and route network, we generally offer direct flights between cities with high traffic volumes. We believe this model of scheduling allows us to more frequently serve a greater number of cities and to generate higher load factors, enabling us to increase aircraft utilization and providing us with greater flexibility in our scheduling options.

We schedule a morning bank and an evening bank of flights, with flights timed to arrive at each destination and depart a short time later in order to minimize turnaround times. Many of our evening flights are intended to provide red-eye travel for the longer routes we cover and to appeal to customers who want to save on lodging expenses. Our day flights allow us to maximize our fleet utilization and utilize the employees at our airports efficiently.

The map below sets forth the destinations we currently serve.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our call center, airports and third parties such as travel agents. We use our website, www.volaris.com (the contents of which are not a part of, and are not incorporated by reference into, this Annual report), as the primary platform for ticket sales. After our website, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2013 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2013	Fee in pesos(1)
Website	66%	—
Call center	17%	99
Third-party travel agents	12%	99
Airport counters	4%	99

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses we have made available. Approximately 83% of our sales are paid by credit and debit card and 17% by cash and other forms of payment. We have entered into agreements with Telecomunicaciones de México, Cadena Comercial OXXO, S.A. de C.V., Sanborn Hermanos S.A., and MoneyGram Payment Services, Inc. to provide our customers with the possibility to pay in cash for their tickets at over 15,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2013, we expensed an aggregate of Ps.332 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with Atento Mexicana, S.A. de C.V., or Atento, to outsource our call center. Pursuant to this agreement, Atento receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability. Atento also makes calls to our customers at our request and provides us with reports. As with our online bookings, purchases through our call center can be paid for at the time of booking by credit or debit card, or within 24 hours in cash at one of our points of payment. The agreement with Atento expires in June 2014 and is renewable with 60-day prior notice.

We have signed agreements with Sabre Inc. and Navitaire LLC, major suppliers of IT solutions in the global airline industry. Through these agreements, we are provided with technology systems that allow us to conduct our operations.

Pursuant to our master agreement with Sabre Inc., Sabre Inc. provides us with consulting and technical services. In addition, we may terminate the master agreement with prior notice subject to certain conditions.

Pursuant to our agreement with Navitaire LLC, Navitaire LLC provides us with hosted reservation services, including reservations, revenue accounting, and operations management and recovery, as well as certain services related thereto. This agreement has an initial term of ten years and certain additional renewal periods, unless it is terminated with prior notice subject to certain conditions.

The foregoing description of the terms of the agreements with Sabre Inc. and Navitaire LLC is intended as a summary only and is qualified in its entirety by reference to the copies thereto filed as exhibits to the registration statement which includes this annual report.

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instragram and

YouTube. As of December 31, 2013, we had approximately 789,295 fans on Facebook and 460,281 followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms. We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 725,000 e-mail addresses on a weekly basis. We also have special promotions like “your name on a plane,” where we place the first name of the winning customer on the fuselage of an aircraft for a one year period. We strive to have the highest marketing impact at the lowest cost.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 51,259 members as of December 31, 2013. The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

In January 2013, we launched the Volaris affinity credit card program. This credit card provides holders with cash back on Volaris-related purchases, grants priority boarding and ten extra kilograms of luggage on our flights, and access to the Visa lounge in Mexico City’s international airport. We receive a fee from all purchases made with the card.

Pricing and Yield Management

Our emphasis on keeping our operating costs low has allowed us to set low base fares and ancillary revenues while achieving and increasing profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the highest revenue per block hour on our flights. Most of our seats are sold in the low and mid fare ranges. With the exception of special offers and promotions, we do not have advance purchase restrictions, minimum stays or any other fare restrictions, such as required Saturday night stays. For some of our flights, we set very low discounted base fares based upon the fares charged by bus lines for travel to the same destinations in order to increase our customer base by adding customers who have previously used other forms of transportation.

We have one single base fare type which is a basic, “unbundled fare” that includes 25 kilograms of checked luggage and just a small carry-on on board the cabin. Our fares are non-refundable and passengers changing their travel plans on our flights are subject to flight alteration fees. In addition to our base fare, customers can choose a variety of additional products and services to customize their travel experience. These include options of pre-selecting a higher baggage allowance and an on-time performance guarantee, as well as purchasing food, beverages and other products on board. Additional products and services can be purchased at different points in time, including at the time of purchase, before the flight and at the airport. We increase the prices of these products and services the closer the customer purchases them to the departure date.

We use yield management in an effort to maximize revenues per flight, which is also linked to our route and schedule planning and our sales and distribution methods. Yield management is an integrated set of business procedures and mathematical models that provide us with the ability to understand markets, anticipate customer behavior and respond quickly to opportunities. The number of seats we offer at each fare class in each market is based on a continuous process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations we serve that we believe will affect traffic volumes are also included in our forecasting model to arrive at an optimal seat allocation for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to design a strategy to achieve the best possible TRASM by balancing the average fare charged and ancillary services sold against the corresponding effect on our load factors. Since 2009, we have used Sabre Inc.’s AirVision Suite to implement our yield management system, a sophisticated revenue optimization tool.

Customer Service

We are committed to providing our customers with value for their money and on-time and reliable performance. We believe that our low fares initially attract customers and that our exceptional service strengthens customer loyalty and enhances our brand recognition through word-of-mouth as our customers tell others about their experience.

We hire employees who we believe will treat customers in a courteous and friendly manner, and emphasize customer service during their training and as a general part of our company culture. We call our employees ambassadors. We also focus on other details that can improve the travel experience, including on-line check-in and seat assignment options, e-ticket travel, single-class seating, modern aircraft interiors and discounted shuttle services between certain airports and drop-off zones on certain routes. We provide personalized in-cabin support for customers who need it and the option of special assistance for unaccompanied minors and seniors. We believe our customer relationship management has been a key element of our success.

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. We currently conduct approximately 900 monthly interviews; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2011, 2012 and 2013:

	2011	2012	2013
On-time performance(1)	82.2%	83.6%	88.2%
Completion factor(2)	99.7%	99.7%	99.7%
Mishandled baggage(3)	1.24	1.92	1.27

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price (including ancillary services), flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code sharing relationships, and frequent flier programs and redemption opportunities. Our current and potential competitors include traditional network airlines, low-cost carriers, regional airlines and new entrant airlines. We typically compete in markets served by legacy carriers and other low-cost carriers, and, to a lesser extent, regional airlines. Some of our current or future competitors may have greater liquidity and access to capital, and serve more routes than we do.

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2013, our CASM was Ps.1.164 (U.S.$ 0.089), compared to an average CASM of U.S.$0.143 for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta and United, which had an average CASM of U.S.$0.144 in 2013.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus. Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 44 aircraft as of December 31, 2013. We fly only Airbus A319 and A320 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

As of December 31, 2013, our fleet of 44 Airbus narrow-body aircraft consisted of 20 Airbus A319s and 24 A320s. We have a young fleet with the average age of our fleet being 4.2 years as of December 31, 2013, as compared to an average of 11.9 years for the other Mexican airlines according to the DGAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 138 or 144 passengers and our Airbus A320s accommodate 174 passengers. Each of our Airbus A320 family aircraft is equipped with IAE engines. We have taken delivery of six spare engines for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2013:

	2006	2007	2008	2009	2010	2011	2012	2013
Fleet additions (Returns)
A319	6	8	5	—	5	—	—	(4)
A320	—	—	2	—	—	8	7	7

Total fleet	6	14	21	21	26	34	41	44

The following table shows the development of our fleet from 2014 to 2020 pursuant to our current contracts:

	2014E		2015E	2016E	2017E	2018E	2019E	2020E
Fleet additions (Returns)
A319	(2)		(1)	(5)	(3)	(7)	(2)	—
A320(2)	7	(1)	4	7	6	10	10	12
A321(2)	—		—	—	2	4	—	—

Total fleet	49		52	54	59	66	74	86

(1)	Three aircraft from our purchase agreement with Airbus, five operating leases, and return of one aircraft.
(2)	Pursuant to new aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet. These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (two in 2016, four in 2017 and four in 2018) and six A321NEO aircraft (two in 2017 and four in 2018).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Bancomext under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements. We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered between 2014 and 2015, and four aircraft to be delivered in 2016.

As of December 31, 2013, we had 44 aircraft leased pursuant to long-term lease agreements for an average term of 9.73 years each. The operating leases for these aircraft expire between 2014 and 2025. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments except for two, which provide for variable rent payments which fluctuate based on changes in LIBOR. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 45 Airbus A320 family aircraft in the next seven years (from April 2014 to December 2020). The agreement provides for the addition of 16 A320 CEOS and 30 NEOs to our fleet as follows: three in 2014, five in 2015, eight in 2016, two in 2017, six in 2018, ten in 2019, and 12 in 2020. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

Additionally, on February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO and six Airbus A321NEO that will be delivered between 2016 and 2018. We have decided to move to a bigger gauge aircraft by leasing six A321NEO and by taking delivery of Airbus A320 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy.

We have 20 scheduled A319 aircraft returns in the next six years: two in 2014, one in 2015, five in 2016, three in 2017, seven in 2018, and two in 2019, as well as five A320 aircraft returns in the next four years: one in 2014, one in 2015 and three in 2016. However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

On August 16, 2013 we selected IAE engines for our 14 classic A320 CEO aircraft and Pratt & Whitney engines for our 30 A320 NEO aircraft.

Maintenance

We have a DGAC and FAA mandated and approved maintenance program administered by our maintenance engineering department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft, and all of them are FAA-certified.

Aircraft maintenance and repair consists of routine and non-routine maintenance, and the work performed is divided into three general categories: line maintenance, major maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at airports we currently serve. Line maintenance also includes scheduled tasks that can take from seven to 14 days to complete and are typically required approximately every 18 months.

Heavy airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to complete. Heavy engine maintenance is performed approximately every five to six years and includes a more complex work scope. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient. We have entered into a long-term flight hour agreement with IAE for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services. We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is an FAA-approved maintenance provider, has been named the number one maintenance facility by Airbus, has been awarded the FAA’s Corporate Diamond Certificate of Excellence and airlines like Jet Blue and Southwest Airlines also outsource their maintenance requirements to Aeroman.

Our recent maintenance expenses have been lower than what we expect to incur in the future because of the relatively young age of our aircraft fleet. Our maintenance costs are expected to increase as the frequency of repair increases with our aircraft’s age. As our aircraft age, scheduled scope work and frequency of unscheduled maintenance events are likely to increase as with any mature fleet.

Safety

We are committed to the safety and security of our passengers and employees. Some of the safety and security measures we have taken include (i) aircraft security and surveillance, (ii) positive bag matching procedures, (iii) enhanced passenger and baggage screening and search procedures, and (iv) secured cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees to use the proper safety equipment and take the proper safety measures by providing them with the tools and equipment they require to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including flight operations, maintenance, in-flight, dispatch and station operations. We have received the IOSA (IATA’s Operational Safety Audit) certification.

The TSA is charged with aviation security for both airlines and airports in the United States. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for the security of our personnel, customers, equipment and facilities are exercised throughout our operation. In Mexico, the Mexican Civil Aeronautic Authority through the Assistant General Aviation Authority (Dirección General Adjunta de Aviación) is in charge of air traffic safety and has the authority to establish or modify the operations condition of air traffic and to coordinate and control the airports. See Item 4: “Information of the Company—History and Development of the Company.”

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 41%, 42% and 40% of our total operating costs in 2011, 2012 and 2013, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as World Fuel Services, pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

Fuel costs experienced substantial variance in 2008 and 2009, and the cost of fuel cannot be predicted with any degree of certainty since it is subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy is to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.”

Insurance

We maintain insurance policies we believe are of the types customary in the airline industry and as required by the Mexican and U.S. aviation authorities. In connection with our operations, we carry insurance coverage against loss and damages, including war and terrorist risks, for our entire fleet of aircraft, spares and equipment. We carry passenger and third-party liability insurance coverage at levels that we believe are adequate and consistent with general industry standards. We also hold non-aviation insurance coverage that includes directors’ and officers’ liability, vehicles value and liability and life and major medical expenses insurance for our employees.

C.	Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report

Volaris Opco is our airline operating subsidiary. Comercializadora is our operating subsidiary that is primarily engaged in marketing, advertising and other commercial matters. Servicios Corporativos and Servicios Administrativos employ our non-unionized and unionized employees, respectively. All of our subsidiaries are incorporated in Mexico.

In December 2012, we underwent a reorganization pursuant to which all shareholders who previously held shares of Volaris Opco became direct shareholders of Volaris by transferring their shares of Volaris Opco to Volaris, with the exception of 2.05% of Volaris Opco shares held in a Mexican trust that is beneficially owned by Volaris. Once the trust agreement is executed shares of Volaris Opco held in this Mexican trust may be exchanged for Series A shares of Volaris pursuant to a call option that will expire in 2018. If the call option is not exercised by the expiration date, then the shares will be automatically converted on such date. On April 10, 2013, Volaris signed the adherence agreement to the trust agreement.

We do not legally own all the shares of Volaris Opco as they are owned by the trust (Irrevocable Administrative and Safeguarding Trust denominated “DAIIMX/VOLARIS”, identified administratively under number F/1405 hereinafter the “Trust”,) however, beginning April 22, 2013, we became the beneficiary of those shares and, therefore, for accounting purposes we obtained control over the shares of Volaris Opco in accordance with the Trust agreement pursuant to IFRS 10 Consolidated Financial Statements. On December 9, 2013, the Trust transferred to us 10,182 shares of Volaris Opco. See Exhibit 8.1 to this annual report for a complete list of our subsidiaries, their country of operation and our percentage and voting ownership in each.

D.	Property, Plants and Equipment

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service offices, generally have terms ranging from one to three years and contain provisions for periodic adjustments of lease rates. We expect to either renew these leases or find alternative space that would permit us to continue providing our services. We also are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210, where we lease 6,656 square meters under a lease that expires in May 2022. We also lease a 1,500 square-meter warehouse for storage, located in Toluca within the airport area, under a lease that expires in 2015. In addition, we lease a hangar facility in Toluca, under a lease that expires in December 2014.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

Description of Our Principal Line Items

Operating Revenues

Passenger Revenue. We derive our operating revenues primarily from transporting passengers on our aircraft. Approximately 86% of our total operating revenues were derived from passenger fares in 2013. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Non-ticket Revenue. We derived approximately 14% of our total operating revenues in 2013 from non-ticket revenue. Non-ticket revenue is composed of fees relating to transportation of cargo, charter flight services, excess baggage, advance seat selection, extra legroom, food and beverages, carriage of sports equipment and pets, ticket changes, V-Club subscriptions, the Volaris affinity credit card and onboard advertising. The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2011	2012	2013
Operating revenues:
Passenger	91%	87%	86%
Non-ticket	9%	13%	14%
Total operating revenues	100%	100%	100%
Other operating income	(1%)	(1%)	(1%)
Fuel	43%	40%	39%
Aircraft and engine rent expense	17%	17%	17%
Salaries and benefits	13%	11%	12%
Landing, take-off and navigation expenses	14%	14%	15%
Sales, marketing and distribution expenses(1)	9%	7%	5%
Maintenance expenses	4%	4%	4%
Other operating expenses	4%	3%	4%
Depreciation and amortization	1%	2%	2%
Total operating expenses, net	104%	97%	98%
Operating (loss) income	(4%)	3%	2%
Finance income	0%	0%	0%
Finance cost	(1%)	(1%)	(-1%)
Exchange gain, net	1%	0%	1%
Other financing income, net	0%	0%	0%
(Loss) income before income tax	(4%)	2%	2%
Income tax expense	0%	0%	0%
Net (loss) income	(4%)	2%	2%

Revenues from our international operations represented 23.6%, 24.4% and 26.0% of our total revenues in 2011, 2012 and 2013 respectively, and revenues from our domestic operations represented 76.4%, 75.6% and 74.0% of our total revenues in 2011, 2012 and 2013, respectively.

Revenue Recognition. Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel. Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, upon provision of the corresponding transportation service or expiration of the ticket, the earned revenue is credited to operations as revenues and the liability account is reduced by the same amount. All of our tickets are non-refundable, and subject to change upon the payment of a fee. Additionally, we do not operate a frequent flier program. Non-ticket revenue includes fees relating to transportation of cargo, charter flight services, excess baggage, food and beverages, advance seat selection, extra legroom, carriage of sports equipment and pets, ticket changes, V-Club subscriptions, the Volaris affinity credit card and onboard advertising. All such revenues are collected from passengers and recognized as non-ticket revenue when the service has been provided, which is typically the flight date.

We are also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. We record a liability upon collection from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

Operating Expenses, net

Our operating expenses consist of the following line items.

Other Operating Income. Other operating income primarily includes the gains from sale and leaseback operations of our aircraft and engines.

Fuel. Fuel expense is our single largest operating expense. It includes the cost of fuel, related taxes, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting.

Aircraft and Engine Rent Expense. Aircraft rent expense consists of monthly lease rents for our 44 aircraft and six spare engines, as of December 31, 2013, under the terms of the related operating leases and is recognized on a straight line basis. Aircraft rent expense also includes gains and losses related to our interest rate swap contracts that qualify for hedge accounting. Additionally, if we determine that we will probably not recover the maintenance deposits we pay to the lessor as maintenance reserves, we record these amounts as additional aircraft rent (supplemental and contingent rent) from the time we make the determination.

Salaries and Benefits. Salaries and benefits expense includes the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Landing, Take-off and Navigation Expenses. Landing, take-off and navigation expenses include airport fees, handling charges, and other rents, which are fixed and variable facilities’ expenses, such as the fees charged by airports for the use or lease of airport facilities, as well as costs associated with ground handling services that we outsource at certain airports. This expense also includes route charges, which are the costs of using a country’s or territory’s airspace, and are levied depending on the distance flown over such airspace.

Sales, Marketing and Distribution Expenses. Sales, marketing and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, our outsourced call center, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

Maintenance Expenses. Maintenance expenses include all parts, materials, repairs and fees for repairs performed by third-party vendors directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “—Depreciation and Amortization—” below.

Other Operating Expenses. Other operating expenses include (i) administrative support such as travel expenses, stationery, administrative training, monthly rent paid for our headquarters’ facility, professional fees and all other administrative and operational overhead expenses; (ii) premiums and all expenses related to the aviation insurance policy (hull and liability); (iii) costs for technological support, communication systems, cell phones, and internal and operational telephone lines; and (iv) outsourced ground services and the cost of snacks and beverages that we serve on board to our passengers.

Depreciation and Amortization. Depreciation and amortization expense includes the depreciation of all rotable spare parts, furniture and equipment we own and leasehold improvements to flight equipment. It also includes the amortization of major maintenance expenses we defer under the deferral method of accounting for major maintenance events associated with the aging of our fleet and recognize over the shorter period of the next major maintenance event or the remaining lease term.

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2011	2012	2013	2013
	(In Ps. cents)			(In U.S.$ cents)(1)
Other operating income	(0.9)	(0.7)	(1.0)	(0.1)
Fuel	48.2	51.2	46.7	3.6
Aircraft and engine rent expense	19.0	20.4	20.1	1.5
Salaries and benefits	14.1	14.0	14.3	1.1
Landing, take-off and navigation expenses	16.1	17.7	17.6	1.3
Sales, marketing and distribution expenses	9.5	8.1	6.5	0.5
Maintenance expenses	4.8	5.4	5.2	0.4
Other operating expenses	4.4	3.9	4.2	0.3
Depreciation and amortization	1.3	2.3	2.8	0.2

Total operating expenses, net	116.5	122.3	116.4	8.9

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.0765 per U.S.$1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2013. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 3% to 5% per year for the next ten years according to the Mexican Central Bank, which is 1% to 2% above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. Mexico’s projected GDP growth is expected to result in the number of middle-income homes continuing their growth trend, having already grown from 5.1 million in 1992 to 15.8 million in 2008. Regarding population dynamics as of 2010, around 39% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2013 was 3.97% according to the INEGI. As of December 31, 2013, international reserves were at U.S.$ 178.7 million.

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities and related services, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships and frequent flier programs and redemption opportunities. Our current and potential competitors include traditional network airlines, low-cost carriers, regional airlines and new entrant airlines. We typically compete in markets served by legacy carriers and other low-cost carriers, and, to a lesser extent, regional airlines. Some of our current or future competitors may have greater liquidity and access to capital and may serve more routes than we do.

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps.1.164 (U.S.$0.089) we believe was the lowest CASM in Latin America in 2013, compared to Avianca-TACA at U.S.$ 0.175, Copa at U.S.$0.110, Gol at U.S.$0.130, Grupo Aeroméxico at U.S.$0.145 and LATAM at U.S.$0.155. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S.$0.128, American at U.S.$0.151, Delta at U.S.$0.148 and United at U.S.$0.151.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico. In 2013, the Mexican low-cost carriers (including us) combined had 59.9% of the domestic market based on passenger flight segments. We had 23.2% of the domestic market which placed us third, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 2.8 billion in 2013, of which approximately 75 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United. We have grown rapidly in the international market since we started international operations in 2009, reaching 36.9% market share on the routes that we operate and 6.8% market share considering all routes between Mexico and the United States in 2013, according to the DGAC.

Seasonality and Volatility. Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. We generally expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. Our business is also volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, health outbreaks, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, weather and other factors have resulted in significant fluctuations in our revenues and results of operations in the past. Particularly, in 2008, the demand for air transportation services was significantly adversely affected by both the severe economic recession and the record high fuel prices. We believe, however, that demand for business travel historically has been more sensitive to economic pressures than demand for low-price leisure and VFR travel, which are the primary markets we serve.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours. Fuel costs have been subject to wide price fluctuations in recent years and could continue to rise. In 2013, for example, our fuel costs increased 7.5% due to an increase in our operations coupled with a 6.5% decrease in average economic fuel cost per gallon. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico. For the year ended December 31, 2013, we hedged approximately 11% of our forecasted fuel requirements using over-the-counter swaps. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2013, we had hedged approximately 11.9% and 4.0% of our projected fuel requirements for the first and second quarter of 2014, respectively. As of December 31, 2013, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS and Chemoil fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. We receive all of our revenue in pesos and U.S. dollars. U.S. dollar-denominated collections accounted for 34% and 31% of our total collections in 2012 and 2013, respectively, which provides a natural partial hedge against a portion of our U.S. dollar costs. However, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 69% and 75% of our total operating costs in 2012 and 2013. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals, maintenance, and material and repair costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar. As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, we recorded a foreign exchange gain/(loss), net of Ps.110.1 million in 2011, Ps.(95.3) million in 2012 and Ps.66.4 million in 2013.

Maintenance Expenses. We are required to conduct varying levels of aircraft and engine maintenance which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which they operate. Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks. Aircraft maintenance and repair costs for routine and non-routine maintenance are divided into three general categories:

(i)	Routine maintenance requirements consist of daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, diagnostic and routine repairs and any necessary unscheduled tasks performed. These types of line maintenance are currently serviced by our mechanics and are primarily completed at the main airports that we currently serve. All other maintenance activities are sub-contracted to qualified maintenance, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii)	Major maintenance consists of a series of more complex tasks that can take from one to eight weeks to accomplish and are generally required approximately every five to six years. Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized as improvements to leased assets and amortized over the shorter period of the next major maintenance event or the remaining lease term.

(iii)	Engine services are provided pursuant to an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures protection from annual escalations and grants an annual credit for scrapped components. We also have a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for our fleet when they are required and provides aircraft parts that are not included in the redelivery conditions of the contract without constituting an additional cost at the time of redelivery. The costs associated with the miscellaneous engine coverage and the component services agreements are recorded in the consolidated statement of operations.

Due to the young age of our fleet (approximately 4.2 years on average as of December 31, 2013), maintenance expense in 2012 and 2013 remained relatively low. For the years ended December 31, 2011, 2012 and 2013 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.162.6 million, Ps.129.9 million and Ps.309.4 million, respectively. For the years ended December 2011, 2012 and 2013 the amortization of these deferred major maintenance expenses was Ps.37.5 million, Ps.126.3 million and Ps.210.5 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2012 and 2013, total maintenance costs amounted to Ps.498.8 million and Ps.572.1 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps.374.4 million (U.S.$28.7 million) in 2014.

Maintenance Reserve Obligations. The terms of our aircraft lease agreements require us to pay maintenance reserves to be paid to the lessor in advance of and as collateral for the performance of major maintenance events, resulting in our recording significant prepaid deposits on our consolidated statements of financial position. As a result, the cash costs of scheduled major maintenance events are paid well in advance of the recognition of the maintenance event in our results of operations. Please see Item 5: —Critical Accounting Policies and Estimates.”

Ramp-up Period for New Routes. In late 2010 and 2011, we took advantage of the opportunity to start operating 15 routes that had been primarily operated by Grupo Mexicana before it ceased operations. This allowed us to, among other things, obtain access to six bi-lateral routes from the Mexico City international airport to the United States that were otherwise unavailable. It also meant additional costs and operational challenges as we had to change certain routes in Mexico City from the Toluca airport to the busier and more complex Mexico City international airport. We launched the new routes on short notice. Since then and after a ramp-up period, we have regularized our performance-related customer service measures and load factor. We have requested the DGAC to permanently grant us the six routes from the Mexico City international airport to the United States that we have been operating since late 2010 and 2011, which had been primarily operated by Grupo Mexicana prior to ceasing its operations. However, we cannot be certain that the DGAC will permanently grant us such routes. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

During 2012 we opened 18 new routes and added 27 more in 2013. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential.

Critical Accounting Policies and Estimates

The following discussion and analysis of our consolidated financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Note 1 to our consolidated financial statements included herein provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments or estimates about matters that are both inherently uncertain and material to our financial condition or results of operations.

Maintenance Reserves. Our lease agreements provide that we pay maintenance reserves or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance reserves are held as collateral in cash. These lease agreements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. We paid Ps.674.0 million, Ps.349.2 million and Ps.544.3 million in maintenance reserves, net of reimbursements, to our lessors for the years ended December 31, 2011, 2012 and 2013, respectively.

At lease inception and at each consolidated statement of financial position date, we assess whether the maintenance reserve payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position.

The portion of prepaid maintenance deposits that are deemed unlikely to be recovered, primarily relate to the rate differential between the maintenance reserve payments and the expected cost for the next related maintenance event that the reserves serve to collateralize is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps.36.7 million in 2011, Ps.27.2 million in 2012 and Ps.38.4 million in 2013 of maintenance reserve payments as supplemental rent.

As of December 31, 2011, 2012 and 2013 we had prepaid maintenance deposits of Ps.1,713.7 million, Ps.2,063.0 million and Ps.2,607.3 million, respectively, recorded in our consolidated statement of financial position. We have concluded that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event that the reserves serve to collateralize.

Our lease agreements also provide that all maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent. We accrue contingent rent beginning when it becomes probable and reasonably estimable we will incur such nonrefundable maintenance reserve payments. Maintenance reserves held by lessors that are refundable to us at the expiration of the lease are accounted for as prepaid maintenance deposits on the consolidated statement of financial position when they are paid to the lessors. For the years ended December 31, 2011, 2012 and 2013, we expensed as contingent rent Ps.94.6 million, Ps.99.4 million and Ps.102.7 million, respectively.

During the year ended December 31, 2011, we extended the lease terms of six aircraft lease agreements, which made available to us maintenance deposits that were recognized in prior periods in the consolidated statement of operations as supplemental rent of Ps.163.0 million. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and, as such, the supplemental rental payments were expensed, as they were not substantially and contractually related to maintenance. When the leases were amended, however, the maintenance deposits amounts became probable of recovery due to the longer lease term and, as such, they are being recognized as an asset.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2011, 2012 and 2013, we amortized Ps.10.4 million, Ps.23.3 million and Ps.25.6 million, respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

Additionally, during the year ended December 31, 2013, we extended the lease term of two spare engine agreements, which made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.22.9 million. The effect of these lease extensions also were recognized as a guarantee deposit and a deferred liability in the consolidated statements of financial position at the time of lease extension.

Aircraft Maintenance Deposits Paid to Lessors. We account for major maintenance under the deferral method. Under the deferral method, the cost of major maintenance is capitalized (leasehold improvements) and amortized as a component of depreciation and amortization expense until the next major maintenance event or during the remaining contractual lease term, whichever occurs first. The next major maintenance event is estimated based on assumptions including estimated usage maintenance intervals mandated by the FAA in the United States and the DGAC in Mexico and average removal times suggested by the manufacturer. These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a major maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated useful life would decrease before the next maintenance event, resulting in additional amortization expense over a shorter period.

In 2011, 2012 and 2013, we capitalized costs of major maintenance events of Ps.162.6 million, Ps.129.9 million and Ps.309.4 million, and recognized amortization expenses of Ps.37.5 million, Ps.126.3 million and Ps.210.5 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statement of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.417.2 million, Ps.625.1 million and Ps.782.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Fair value: Our financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets. They are determined using valuation techniques such as the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility. Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

Gains and Losses on Sale and Leaseback. For aircraft acquired through a sale and leaseback transaction, any profit or loss is accounted for as follows: (i) profit or loss is recognized immediately when it is clear that the transaction is established at fair value; (ii) if the sale price is below fair value, any profit or loss is recognized immediately; however, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset on the consolidated statements of financial position and loss recognition is deferred and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term; and (iii) if the sale price is above fair value, the excess is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

During the year ended December 31, 2011, 2012 and 2013, we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.72.8 million, Ps.61.3 million and Ps.106.6 million, respectively, that was recorded under other operating income in the consolidated statement of operations. During the year ended December 31, 2011, we entered into a sale and leaseback transaction, resulting in a loss of approximately Ps.30.7 million on the sale. This loss was recorded in the consolidated statements of financial position as an asset and is being amortized as a portion of the aircraft rent over the contractual lease term. At December 2012 and 2013, the current portion of Ps.3.0 million was recorded as prepaid expenses and other current assets, and the non-current portion of Ps.26.6 million and Ps.23.6 million was recorded as other assets, respectively.

During 2011, 2012 and 2013, we amortized a loss of Ps.1.0 million, Ps.3.0 million and Ps.3.0 million, respectively. After the sale, the aircraft and engines were leased back under operating lease agreements.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG (LHT) for a six-year term, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to the results of operations. Additionally, this transaction includes a sale and leaseback agreement for certain components. As part of this total support agreement, we received credit notes of Ps.46.5 million, which was deferred on the consolidated statement of financial position and is being amortized on a straight line basis, prospectively during the term of the agreement.

As of December 31, 2012 and 2013, we amortized a corresponding benefit from these credit notes of Ps.3.5 million and Ps.9.3 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

During 2012 and 2013, we applied Ps.25.3 million and Ps.11.2 million to outstanding LHT invoices and also recorded an account receivable of Ps.21.2 million and Ps.10.0 million for the unused portion of the credit notes. This account receivable will be applied against future invoices payable to LHT under the total support agreement.

Equity-settled Transactions. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees.

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps.2.7 million. This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and will end on December 31, 2015. During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statement of operations. During 2013, we recorded Ps.2.1 million as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statement of operations.

The factors considered in the valuation model for the management incentive plan included a volatility assumption estimated from historical returns on common stock of comparable companies and other inputs obtained from independent and observable sources, such as Bloomberg. The share spot price fair value was determined using the market approach valuation methodology, with the following assumptions:

2012
Dividend yield (%)	0.00
Volatility (%)	37.00
Risk–free interest rate (%)	5.96
Expected life of share options (years)	8.80
Exercise share price (in Mexican pesos)	5.31
Exercise multiple	1.10
Fair value of the stock at grant date	1.73

The dividend yield was set at zero because at the time the management incentive plan was valued and as of the date of this annual report, we do not have any plans to pay a dividend.

The volatility was determined based on average historical volatilities. Such volatilities were calculated according to a database including up to 18 months of historical stock price returns of U.S. and Latin American publicly traded airlines. The expected volatility reflects the assumption that the historical volatility of comparable companies is indicative of future trends, which may not necessarily be the actual outcome.

The risk-free interest rate is the interbank interest rate in Mexico, continuously expressed, accordingly to the corresponding term.

The expected life of the share options is an output of the valuation model, and represents the average time the option is expected to remain viable, assuming the employee does not leave during the vesting period.

The management incentive plan explicitly incorporates expectations of the employee’s early exercise behavior by assuming that early exercise happens when the stock price is a certain multiple, M, of the exercise price. The exercise multiple M, of 1.1x incorporates the assumption that the employee’s exercise of the options can occur when the share prices are 1.1 times the exercise price, i.e. 10% above the exercise price.

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25,792 to the Trust corresponding to the exercised shares.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos	Total in thousands of Mexican pesos
Outstanding as of December 31, 2011	—	—	—
Granted during the year	25,164,126	Ps. 5.31	Ps. 133,723
Forfeited during the year	—	—	—
Exercised during the year	—	—	—
Outstanding as of December 31, 2012	25,164,126	Ps. 5.31	Ps. 133,723
Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	(4,891,410)	5.31	(25,993)

Outstanding as of December 31, 2013	20,272,716	Ps. 5.31	Ps. 107,730

At December 31, 2012 and December 31, 2013, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. During 2013, all derivative financial instruments held qualified for hedge accounting. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statement of financial position as an asset or liability. The cost of aircraft fuel consumed in 2011, 2012 and 2013 represented 41%, 42% and 40% of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments. During 2011, 2012 and 2013, we entered into aircraft fuel swap hedges that gave rise to a gain of Ps.9.3 million, Ps.20.0 million and Ps.6.7 million, respectively. Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statement of operations. As of December 31, 2011, 2012 and 2013, the fair value of these instruments was Ps.0.9 million, Ps.2.4 million and Ps.11.1 million, respectively.

(ii)

Foreign Currency Risk. Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency than pesos). Exchange exposure relates to amounts payable arising from U.S.

dollar-denominated and U.S. dollar-linked expenses and payments. To mitigate this risk, we may use foreign exchange derivative financial instruments.

During the year ended on December 31, 2013 and 2012, the Company did not enter into exchange rate derivatives financial instruments. For the year ended December 31, 2011 the Company entered into exchange rate derivatives that resulted in a loss of Ps.1,069, which matured in January 2011. Accordingly, there was no fair value as of December 31, 2011.

Our foreign exchange exposure as of December 31, 2011, 2012 and 2013 was a net asset position of U.S.$169.7 million, U.S.$197.1 million and U.S. $368.9 million, respectively.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates. As of December 31, 2011, 2012 and 2013, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.162.8 million, Ps.147.7 million and Ps.106.2 million, respectively. These instruments are included as liabilities in our consolidated statement of financial position. In 2011, 2012 and 2013, the reported loss on the instruments was Ps.35.9 million, Ps.36.6 million and Ps.36.8 million, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2013
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	266,121	293,824	—	559,945
Derivative financial instruments
Fuel swaps	(11,133)	—	—	(11,133)
Interest rate swaps	31,845	74,306	—	106,151

Total	286,833	368,130	—	654,963

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2011, 2012 and 2013, we had tax loss carry-forwards amounting to Ps.2,200.0 million, Ps.2,014.9 million and Ps.2,071.2 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2011, 2012 and 2013, we used tax-loss carry-forwards of Ps.0.8 million, Ps.256.6 million and Ps.204.4 million, respectively.

Impairment of Long-Lived Assets. The carrying value of rotable spare parts, furniture and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of rotable spare parts, furniture and equipment.

We record impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2011, 2012 and 2013, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2011, 2012 and 2013, the allowance for doubtful accounts was Ps.21.3 million, Ps.21.7 million and Ps.29.8 million, respectively.

Operating Revenues

2012 compared to 2013

	For the years ended December 31,
	2012	2013	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	10,176,747	11,117,327	940,580	9.2%
Non-ticket	1,509,668	1,885,144	375,476	24.9%

Total operating revenues	11,686,415	13,002,471	1,316,056	11.3%

Operating Data
Capacity (in ASMs in thousands)	9,244,425	10,899,486	1,655,061	17.9%
Load factor booked	83%	83%	0%	(0.4%)
Booked passengers (in thousands)	7,408	8,942	1,534	20.7%
Average ticket revenue per booked passenger	1,374	1,243	(130)	(9.5%)
Average non-ticket revenue per booked passenger	204	211	7	3.5%
Revenue passenger miles (RPMs in thousands)	7,668,202	9,002,831	1,334,629	17.4%

Passenger Revenue. The 9.2% increase in passenger revenue in 2013 was primarily due to growth in ASMs capacity resulting from the incorporation of three new net aircraft. We also benefited from a 20.7% increase in booked passengers. Our traffic as measured in terms of RPMs increased by 17.4% in 2013, also resulting from the incorporation of three new net aircraft. This increase in passenger revenue was partially offset by a lower base fare due to a slower economic environment and an increase in the domestic competitive market.

Non-ticket Revenue. The 24.9% increase in non-ticket revenue in 2013 was primarily driven by a 20.7% increase in booked passengers, which resulted in more passengers purchasing non ticket items, and a 3.5% increase in average non-ticket revenue per passenger, mainly attributed to changes in our excess baggage policy.

2011 compared to 2012

	For the years ended December 31,
	2011	2012	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	8,036,275	10,176,747	2,140,472	26.6%
Non-ticket	842,341	1,509,668	667,327	79.2%

Total operating revenues	8,878,616	11,686,415	2,807,799	31.6%

Operating Data
Capacity (in ASMs in thousands)	7,939,365	9,244,425	1,305,060	16.4%
Load factor booked	79%	83%	4%	4.7%
Booked passengers (in thousands)	5,934	7,408	1,474	24.8%
Average ticket revenue per booked passenger	1,354	1,374	20	1.4%
Average non-ticket revenue per booked passenger	142	204	62	43.6%
Revenue passenger miles (RPMs in thousands)	6,290,707	7,668,202	1,377,495	21.9%

Passenger Revenue. The 26.6% increase in passenger revenue in 2012 was primarily due to a 16.4% growth in ASM capacity resulting from the incorporation of seven new aircraft. We also benefited from a 4.7% increase in the load factor, mainly as the result of our stimulation of demand and an increase of 1.4% in average ticket revenue per passenger. Our traffic as measured in terms of RPMs increased by 21.9% in 2012 also resulting from the incorporation of seven new aircraft.

Non-ticket Revenue. The 79.2% increase in non-ticket revenue in 2012 was primarily driven by a 24.8% increase in booked passengers, which resulted in more passengers purchasing non-ticket items, and a 43.6% increase in average non-ticket revenue per passenger. Such increases were mainly the result of launching unbundled fares in the second quarter of 2012 in order to lower base fares to increase the load factor, as well as increasing fees for baggage, premium distribution channels and seat selection. In addition, we started a membership based ultra-low-fare subscription service called V-Club which has attracted approximately 35,200 members as of December 31, 2012.

Operating Expenses, net

2012 compared to 2013

	For the years ended December 31,
	2012	2013	Variation
	(In thousands of pesos, except for %)
Other operating income	(68,800)	(111,277)	(42,477)	61.7%
Fuel	4,730,089	5,085,829	355,740	7.5%
Aircraft and engine rent expense	1,885,696	2,187,339	301,643	16.0%
Salaries and benefits	1,302,971	1,563,239	260,268	20.0%
Landing, take-off and navigation expenses	1,639,945	1,923,673	283,728	17.3%
Sales, marketing and distribution expenses	751,919	704,146	(47,773)	(6.4%)
Maintenance expenses	498,836	572,114	73,278	14.7%
Other operating expenses	356,517	458,500	101,983	28.6%
Depreciation and amortization	211,002	301,531	90,529	42.9%

Total operating expenses, net	11,308,175	12,685,094	1,376,919	12.2%

Total operating expenses, net increased 12.2% in 2013 primarily as a result of the growth of our operations and higher fuel costs and the other factors described below.

Other Operating Income. Other operating income increased Ps.42.5 million or 61.7% in 2013, primarily because of higher profit margins from sale and lease back transactions compared to 2012.

Fuel. Fuel expense increased 7.5% in 2013 as a result of an increase in fuel gallons consumed of 15.0% which, in turn, was due to an increase in capacity and operations. This increase was partially offset by a lower average economic fuel cost per gallon. During the years ended December 31, 2013 and 2012, we entered into fuel swap contracts that gave rise to a gain of Ps.6,694 and Ps.19,984, respectively. These instruments qualify for hedge accounting. Accordingly, the effects of the hedges were presented as part of the cost of the fuel.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 16.0%. This increase was primarily driven by: (i) an increase of Ps.195.5 million in rent expense relating to seven new A-320 aircraft and one new engine received in 2013, (ii) a Ps.229.5 million increase relating to the seven new A-320 aircraft received during 2012 which were financed via operating leases, and (iii) an increase in our supplemental and contingent rent of Ps.14.6 million. These increases were partially offset by: (i) a Ps.38.9 million decrease in the aircraft and engine rent expense as a result of the extension of two engine lease agreements during 2013 and the decrease in rent expense under certain aircraft lease extensions negociated in 2011, (ii) a Ps.60.4 million decrease related to the redelivery of four aircraft to the lessors, and (iii) the appreciation of approximately 3.0% of the average exchange rate of the peso against the U.S. dollar, positively affecting our aircraft rent in peso terms in an amount of Ps.39.1 million.

Salaries and Benefits. The 20.0% increase in salaries and benefits in 2013 was primarily the result of growing our operations by 16.9% (measured in departures), which increased the variable compensation of our workforce. Additionally, we required a 4.8% increase in our total employees to operate the three new net aircraft incorporated in our fleet during 2013. See Item 6: “Directors, Senior Management and Employees—Employees”.

Landing, Take-off and Navigation Expenses. The 17.3% increase in landing, take-off and navigation expenses in 2013 was primarily due to a 24.3% increase in the number of airports served. In addition, our operations as measured by number of departures increased by 16.9%.

Maintenance Expenses. The 14.7% increase in maintenance expenses in 2013 was the result of a 7.3% increase in the size of our fleet due to the addition of three net aircraft in 2013. Additionally, maintenance expenses also increased as a result of the aging of our fleet (4.2 years as of December 31, 2013), which requires more comprehensive work during routine scheduled maintenance, as well as the timing of the maintenance checks performed during 2013 as compared to 2012.

Other Operating Expenses. Other operating expenses increased 28.6%. This increase was primarily the result of (i) additional administrative support expenses related to the expansion of our flight operations, (ii) additional technical and communication support required to the growth of our operations, (iii) servicing more passengers on board, (iv) Ps.21.8 million in penalty costs related to cancelling an information technology contract, and (v) Ps.9.4 million in equity transaction costs related to our initial public offering transaction in September 2013.

Depreciation and Amortization. Depreciation and amortization increased 42.9% in 2013 primarily due to the amortization of major maintenance events associated with the aging of our fleet under the deferral method. During 2013 and 2012, we recorded as amortization of major maintenance leasehold improvement costs Ps.210.5 million and Ps.126.3 million, respectively.

2011 compared to 2012

	For the years ended December 31,
	2011	2012	Variation
	(In thousands of pesos, except for %)
Other operating income	(73,831)	(68,800)	5,031	(6.8%)
Fuel	3,823,232	4,730,089	906,857	23.7%
Aircraft and engine rent expense	1,508,135	1,885,696	377,561	25.0%
Salaries and benefits	1,120,359	1,302,971	182,612	16.3%
Landing, take-off and navigation expenses	1,281,583	1,639,945	358,362	28.0%
Sales, marketing and distribution expenses	750,474	751,919	1,445	0.2%
Maintenance expenses	379,626	498,836	119,210	31.4%
Other operating expenses	359,046	356,517	(2,529)	(1.0%)
Depreciation and amortization	102,977	211,002	108,025	104.9%

Total operating expenses, net	9,251,601	11,308,175	2,056,574	22.2%

Total operating expenses, net increased by 22.2% in 2012 primarily as a result of the growth of our operations and higher fuel costs and the other factors described below.

Other Operating Income. Other operating income decreased by Ps.5.0 million, or 6.8%, in 2012 primarily because of lower gains from sale and leaseback transactions.

Fuel. Fuel expense increased 23.7% in 2012 as a result of an increase in average economic fuel cost per gallon of 8% and an increase in fuel gallons consumed of 14.6%, which in turn was due to an increase in capacity and operations.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 25% mainly because of: (i) a Ps.127.2 million increase in rent expenses relating to seven new Airbus A320 aircraft received in 2012, and (ii) a Ps.238.7 million increase relating to the eight new aircraft received in late 2011 which were financed via operating leases. In addition, aircraft rent in peso terms also increased because of the depreciation of approximately 5.9% of the average exchange rate of the peso against the U.S. dollar. This increase was partially offset by Ps.23.2 million in 2012 corresponding to the amortization of the benefit of the lease term extension of six aircraft lease agreements renegotiated during 2011 which allowed us to recognize maintenance deposits from prior periods in the amount of Ps.163.0 million as lease extension benefit.

Salaries and Benefits. The 16.3% increase in salaries and benefits in 2012 was primarily the result of growing our operations by 14.7% (measured in departures), which required a 9.0% increase in our total employees, as we increased our fleet size by 20.6% via the addition of seven aircraft in 2012. The increase in labor costs was also driven by the increase in crew labor rates by approximately 4.2% during 2012 due to the renegotiation of our collective bargaining agreements and the fact that we achieved the financial result required for the payments of higher bonuses, which we did not do in 2011.

Landing, Take-off and Navigation Expenses. The 28.0% increase in landing, take-off and navigation expenses in 2012 was primarily due to a 19.4% increase in airports served. In addition, our operations as measured by number of departures increased by 14.7%.

Maintenance Expenses. The 31.4% increase in maintenance expenses in 2012 was the result of a 20.6% increase in the size of our fleet due to the addition seven new aircraft in 2012. The maintenance expenses increased as a result of the timing of scheduled maintenance events and the aging of our fleet. As the fleet ages, we expect that maintenance costs and related out-of-service time to complete the maintenance will increase.

Other Operating Expenses. Other operating expenses decreased 1.0%. This was due to the fact that in 2012 we did not record any additional transaction costs related to a suspended equity transaction, compared to 2011. The decrease in the operating expenses was partially offset by:

•	additional administrative expenses related to the expansion in our flight operations and employees, and a rise in miscellaneous administrative expenses, such as travel costs and consulting and legal fees;

•	required additional technical and communications support due to the growth of our operations; and

•	servicing more passengers on board and the expansion of our international routes.

Depreciation and Amortization. Depreciation and amortization increased 104.9% in 2012 primarily due to the amortization of major maintenance events associated with the aging of our fleet under the deferral method, which increased by Ps.88.8 million from 2011 to 2012.

Operating Results

2012 compared to 2013

	For the years ended December 31,
	2012	2013	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	11,686,415	13,002,471	1,316,056	11.3%
Total operating expenses, net	11,308,175	12,685,094	1,376,919	12.2%

Operating income	378,240	317,377	(60,863)	(16.1%)

Operating Income. As a result of the factors outlined above, our operating income was Ps.317.4 million in 2013, a 16.1% decrease compared to our operating income of Ps.378.2 million in 2012.

2011 compared to 2012

	For the years ended December 31,
	2011	2012	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	8,878,616	11,686,415	2,807,799	31.6%
Total operating expenses, net	9,251,601	11,308,175	2,056,574	22.2%

Operating (loss) income	(372,985)	378,240	751,225	n.a.

Operating Income. As a result of the factors outlined above, our operating income was Ps.378.2 million in 2012, a 201.4% increase compared to our operating loss of Ps.373.0 million in 2011.

Financial Results

2012 compared to 2013

	For the years ended December 31,
	2012	2013	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	13,611	24,774	11,163	82.0%
Finance cost	(89,731)	(125,737)	36,006	(40.1%)
Exchange (loss) gain, net	(95,322)	66,428	161,750	n.a.

Total financing results	(171,442)	(34,535)	136,907	(79.9%)

Total Financing Results. The variation in financing results was primarily due to we recorded a net exchange gain related to the depreciation of the peso against the U.S. dollar at the end of 2013 because we have a U.S. dollar net asset position. This exchange gain was partially offset by an increase in our finance cost relating to the debt prepayment premium of Ps.65.2 million paid during 2013.

2011 compared to 2012

	For the years ended December 31,
	2011	2012	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	5,539	13,611	8,072	n.a.
Finance cost	(57,718)	(89,731)	(32,013)	55.5%
Exchange gain (loss), net	110,150	(95,322)	(205,472)	n.a.

Total financing results	57,971	(171,442)	(229,413)	n.a.

Total Financing Results. The variation in financing results was primarily due to the appreciation of the peso against the U.S. dollar at the end of 2012 because we have a U.S. dollar net asset position.

Income Tax Expense and Net Income

2012 compared to 2013

	For the years ended December 31,
	2012	2013	Variation
	(In thousands of pesos, except for %)
Net income
Income before income tax	206,798	282,842	76,044	36.8%
Income tax expense	(3,481)	(17,550)	(14,069)	>100%
Attribution of net income (loss)
Equity holders of the parent	215,239	268,678	53,439	24.8%
Non-controlling interest	(11,922)	(3,386)	8,536	(71.6%)

Net income	203,317	265,292	61,975	30.5%

We recorded net income of Ps.265.3 million in 2013 compared to a net income of Ps.203.3 million in 2012. At December 31, 2013 and 2012, we had tax loss carry-forwards amounting to Ps.2,071.24 million and Ps.2,014.9 million, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years by the entity and may not be used to offset taxable income elsewhere in our consolidated group.

During the years ended December 31, 2013 and 2012 we used Ps.204,403 and Ps.256,589, respectively, in available tax loss carry-forwards.

2011 compared to 2012

	For the years ended December 31,
	2011	2012	Variation
	(In thousands of pesos, except for %)
Net (loss) income
(Loss) income before income tax	(315,014)	206,798	521,812	n.a.
Income tax (expense) benefit	(476)	(3,481)	(3,005)	n.a.
Attribution of net (loss) income
Equity holders of the parent	(293,540)	215,239	508,779	n.a.
Non-controlling interest	(21,950)	(11,922)	10,028	(45.7%)

Net (loss) income	(315,490)	203,317	518,807	n.a.

We recorded net income of Ps.203.3 million in 2012 compared to a net loss of Ps.315.5 million in 2011. The net loss in 2011 was primarily due to the ramp-up period of the new 15 routes that we launched in late 2010 and 2011. See Item 3: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

At December 31, 2012 and 2011, we had tax loss carry-forwards amounting to Ps.2,014.9 million and Ps.2,200.0 million, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years by the entity and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2012, and 2011, we used Ps.256.6 million and Ps.0.8 million, respectively, in tax loss carry-forwards.

B.	Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2011	2012	2013
	(In thousands of pesos)
Net cash flows (used in) provided by operating activities	(147,705)	497,448	38,757
Net cash flows (used in) provided by investing activities	(628,030)	187,161	(311,926)
Net cash flows provided by (used in) financing activities	562,373	(271,898)	1,860,504

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks and/or aircraft leasing companies. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered between 2014 and 2015, and for four aircraft to be delivered in 2016.

Our cash and cash equivalents increased by Ps.1,628.7 million, from Ps.822.1 million at December 31, 2012 to Ps.2,450.8 million at December 31, 2013. At December 31, 2013, we had available credit lines totaling Ps.1,159.1 million, of which Ps.935.0 million were related to financial debt and Ps.224.1 million were related to letters of credit (Ps.402.0 million were undisbursed). At December 31, 2012, we had available credit lines totaling Ps.1,403.5 million, of which Ps.1,206.4 million were related to financial debt and Ps.197.1 million were related to letters of credit (Ps.59.3 million were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2013, 19% of our cash, cash equivalents and short-term investments were denominated in pesos and 81% were denominated in U.S. dollars. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows (used in) provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps.38,757 million and Ps.497,448 million in 2013 and 2012, respectively. Despite higher profitability, the decrease in operating cash flow was primarily due to costs of Ps.349.2 million and Ps.544.3 million in guarantee deposits, net of reimbursements, for 2012 and 2013, respectively. Additionally, we paid Ps.293.7 million and Ps.404.1 million to our lessors for flight equipment rental in 2012, and 2013, respectively, due to an increase in our fleet size. Net cash flows used in operating activities totaled Ps.147.7 million in 2011, including Ps.24.7 million used in settlements of derivative financial instruments. The increase in operating cash flows from 2011 to 2012 was primarily due to the ramp-up period of the 15 new routes that we launched in late 2010 and 2011.

Net cash flows (used in) provided by investing activities. During 2013, the cash flow used in investing activities totaled Ps.311.9 million, which consisted primarily of aircraft pre-delivery payments reimbursements of Ps.717.1 million. These reimbursements were offset by Ps.1,029 million primarily due to capital expenditures, which consisted of expenditures related to flight equipment, spare parts acquisitions and major maintenance costs, net of disposals during the same period. During 2012, the cash flow generated by investing activities totaled Ps.187.2 million, which consisted primarily of aircraft pre-delivery payments reimbursements of Ps.874.5 million. These reimbursements were offset by Ps.687.3 million primarily due to capital expenditures, which consisted of expenditures related to flight equipment, spare parts acquisitions and major maintenance costs, net of disposals during the same period. During 2011, the cash flow generated by investing activities totaled Ps.628.0 million, which consisted primarily of expenditures related to aircraft pre-delivery payments and major maintenance cost. During 2010, capital expenditures totaled Ps.321.3 million.

Net cash flows provided by (used in) financing activities. Financing activities during 2013 consisted primarily of the initial public offering net proceeds of Ps.2,578.2 million, proceeds from exercised treasury shares of Ps.26.0 million, and additional finance of pre-delivery payments of Ps.444.1 million. These inflows were partially offset by the debt prepayments and payments of aircraft financing pre-delivery payments. In September 2013, we made prepayments on the loan agreements with Banco Inbursa (the Inbursa loan) and with Pasprot, S.A. de C.V. (the Pasprot loan), each dated May 12, 2009, in a total amount of Ps.260.4 million and 25% debt prepayment premium of Ps.65.2 million, according to the prepayment conditions established in the respective loan agreements. Additionally, in September 2013, we made prepayments on tranche C of the loan agreement with the IFC, dated June 23, 2006 (the IFC loan agreement) in a total amount of US$10 million (Ps.130.1 million) with an unwinding cost premium of Ps.50,000 due to the fact that the payment was not made on an interest payment date.

Financing activities during 2012 consisted primarily of interest paid on aircraft financing pre-delivery facilities and financial debt for Ps.127.4 million. In addition, financing activities during 2012 included payments of aircraft financing pre-delivery payments under Mexican trust structures for an aggregate net amount of Ps.144.5 million (through sale and leaseback transactions).

Financing activities during 2011 consisted primarily of interest paid on aircraft financing pre-delivery payments and credit lines in the amount of Ps.55.2 million. In addition, financing activities during 2011 included aircraft financing pre-delivery payments under Mexican trust structures for an aggregate net amount of Ps. 617.6 million.

Loan Agreements

In September 2013, the Inbursa and Pasprot loans were prepaid in a total amount of Ps. 260.4 million. The Company paid a 25% debt prepayment premium of Ps. 65.2 million according to the prepayment conditions established in the respective loan agreements. The debt prepayment premium was recorded as finance cost in the consolidated statement of operations.

In September 2013, tranche C of the IFC loan agreement was prepaid in a total amount of US$ 10 million (Ps. 130.1 million) with an unwinding cost premium of Ps. 50 thousand due to the fact that the payment was not made on an interest payment date. The total amount of unwinding cost premium was recorded as finance cost in the consolidated statement of operations.

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014, under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of fifteen Airbus A320 aircraft. The aggregate principal amount of this revolving line is for up to U.S.$71.5 million, of which U.S.$37.7 million is provided by Banco Santander México and U.S.$33.8 million by Bancomext. Interest is payable at an annual rate of three-month LIBOR plus 2.50%. The final maturity is on November 1, 2016. Any principal repaid may be re-borrowed until November 30, 2015. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens. As of December 31, 2013, we were current with principal and interest payments as well as in compliance with the covenants under our loan agreements and revolving line of credit.

C.	Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico and the United States. We have also registered several additional trademarks and slogans with the trademark office in Mexico.

We operate software products under licenses from our vendors, including Sabre Inc. and Navitaire LLC. Under our agreements with Airbus, we use Airbus’ proprietary information to maintain our aircraft.

D.	Trend Information

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business”

E.	Off-Balance Sheet Arrangements

None of our operating lease obligations are reflected on our statements of financial position. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value guarantee to our lessors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2013:

	Contractual Obligations Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	562,292	268,468	293,824	—	—
Operating lease obligations(2)	12,924,918	2,033,678	3,599,826	2,522,558	4,768,856
Flight equipment, spare engines and spare parts purchase obligations(3)	6,197,831	777,787	1,243,339	2,643,522	1,533,183

Total future payments on contractual obligations	19,685,041	3,079,933	5,136,989	5,166,080	6,302,039

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance reserve payments because they depend on the utilization of the aircraft.
(3)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. At December 31, 2013, 14 options had been converted into 14 firm aircraft orders of Airbus A320 aircraft, 12 of which have been delivered and two of which will be delivered through 2014. In December 2011, we signed an amendment to our purchase agreement with Airbus for an additional order of 44 A320 family aircraft for delivery through 2014 and 2020.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps.6,198 million from 2014 to 2020.

In 2014, we expect our capital expenditures, excluding pre-delivery payments, to be Ps.737.0 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. Upon the closing of the offering, our board of directors will be comprised of 11 principal members, of which 25% are independent and three of which have been appointed by our Series B shareholders.

Under our by-laws, Series B shareholders will have the right to appoint three directors as long as the Series B shares represent at least 12% of Volaris’ outstanding capital stock. If the Series B shares, which are convertible into Series A Shares, represent less than 12% of our outstanding capital stock, the right to appoint directors by Series B shareholders will be based on the Mexican Securities Market Law.

Under our by-laws and the Mexican Securities Market Law, any shareholder or group of shareholders representing 10% of Volaris’ outstanding capital stock, have the right to appoint one director for each such 10% ownership stake.

Set forth below are the name, age, position and biographical description of each of our directors as of the date of this report. The business address of our directors is that of our principal office.

Name	Age	Title	Alternate*
Gilberto Perezalonso Cifuentes	71	Director and Chairman of the Board
Brian H. Franke	50	Director	Andrew Broderick
William A. Franke	77	Director	John R. Wilson
Harry F. Krensky	51	Director	Alberto Moreno Ruiz Esparza
Roberto José Kriete Ávila	61	Director	Rodrigo Salcedo Moore
Carlos Mendoza Valencia	53	Director
Rodolfo Montemayor Garza	61	Director	Dean Donovan
Jorge Antonio Vargas Diez Barroso	65	Director	Marco Baldocchi Kriete
José Luis Fernández Fernández	54	Independent Director
Joaquín Alberto Palomo Déneke	63	Independent Director
John A. Slowik	63	Independent Director

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Gilberto Perezalonso Cifuentes has been one of our directors and chairman of the board since 2011. He is also a director at Grupo Gigante, Grupo Marhnos, and Southern Copper. Previously, Mr. Perezalonso was chief executive officer of Aeroméxico, executive vice president of Administration and Finance of Grupo Televisa and chief executive officer of Corporación Geo. Mr. Perezalonso holds a Bachelor of Laws from the Universidad Iberoamericana, and a Master of Business Administration from INCAE. He has also completed the Corporate Finance Program at Harvard University.

Brian H. Franke has been one of our directors since 2010. Mr. Franke has previously been a member of the board of directors of Tiger Airways Holdings (Singapore) since 2008 and Tiger Airways Australia since May 2009. Currently, he is a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a Bachelor of Science in Business from the University of Arizona and a Masters of International Management from Thunderbird School of Global Management. He is William A. Franke’s son.

William A. Franke has been one of our directors since 2010. He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary). He is currently the managing member of Indigo Partners LLC (since 2002) and a managing partner of Newbridge Latin America L.P. (since 1996), both of which are private equity firms. Mr. Franke is chairman of the board of directors of Frontier Airlines and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer/chairman of America West Airlines from 1993 to 2001. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Mr. Franke has undergraduate and graduate degrees from Stanford University. He also has an honorary doctorate from Northern Arizona University awarded in 2008. He is Brian H. Franke’s father.

Harry F. Krensky has been one of our directors since our founding. He is also a member of the board of directors of transportation companies Corporación Lipu, Fondo de Transporte México and Ike Asistencia, hospital operator H+ABC (SISI) and education company AMCO International. Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. He has also served as an adjunct professor of international business at New York University’s Stern School of Business. He is a member of the Board of Trustees of Colby College, where he is chairman of its investment committee. Mr. Krensky has a Bachelor of Arts from Colby College, a master’s degree from the London School of Economics and Political Science and a Master of Business Administration from the Columbia University Graduate School of Business.

Roberto José Kriete Avila was a founder of Volaris and has been one of our directors since 2005. He has an active role in managing private investments in sectors such as aviation, real estate, agribusiness and hotels. Mr. Kriete is also chairman of the board of AviancaTaca, president of the Latin American and Caribbean Air Transport Association (ALTA), and a member of the boards of Teléfonos de Mexico, S.A.B. de C.V. and Escuela Superior de Economía y Negocios (ESEN). He has also served as a member of the boards of Banco Agrícola of El Salvador, Fundación Empresarial para el Desarrollo Educativo (FEPADE) and Fundación Salvadoreña para la Salud y el Desarrollo Humano (FUSAL). Mr. Kriete has an undergraduate degree from the University of Santa Clara and a Master of Business Administration from Boston College. He is Marco Baldocchi Kriete’s uncle.

Carlos Mendoza was a co-founder and co-project-leader of Volaris from 2004 to 2005, and has been a member of the board since our founding (previously as an alternate director and now as one of our directors). He is a managing partner at Discovery Americas II, senior managing director of Discovery Americas I and co-founder and partner of Quantica. Formerly, he was head of investment banking and private equity of Multivalores and chief executive officer of Interacciones Bank. He served as the chief of staff for the Minister of Communications and Transport of Mexico, general director of public credit at the Ministry of Finance and Public Credit of Mexico and deputy chief executive officer at Nacional Financiera (NAFIN). Mr. Mendoza has also served on the boards of various companies, such as: Iké, Egoba, MyM, H+ , AMCO, LIPU, Médica Sur, Grupo Desc, Aeroméxico, Mexicana, Minera Autlán, Petróleos Mexicanos, Banco Nacional de Obra y Servicios Públicos, Banco Nacional de Comercio Exterior and Nacional Financiera. He has also served on in the board of governors of the Banking and Securities Commission, and the Insurance Commission of Mexico. Mr. Mendoza has also served as a professor of corporate and international finance at Universidad Anáhuac. He holds a Master of Business Administration from Stanford University, where he was a Fulbright Scholar, and graduated with honors as an actuary from Universidad Anáhuac.

Rodolfo Montemayor Garza has been one of our directors since 2010. He also sits on the board of directors of Financiera Educativa de Mexico, INITE, Mexfund, LG Capital Fund and Grupo Empresarial Guerra. He is a founder and sits as chairman of the board of Human Capital International, Legare, Consultora Tecnológico Administrativa de México and SDS Latam. He worked in several responsibilities in Grupo CYDSA and served as managing director for the North Latin American Region in Uniroyal Chemical & Crompton and Knowles, and as chief executive officer at Grupo Guepell. Mr. Montemayor has a college degree in accounting from Instituto Tecnológico de Monterrey, and Master of Business Administration from Tulane and AD-2 degree from the Instituto Panamericano de Alta Dirección de Empresa.

Jorge Antonio Vargas Diez Barroso has been one of our directors since 2012. He is also a member of the boards of Grupo Lipu, S.A. de C.V., Inmuebles Metro Park, S.A. de C.V., and Dilomak S.A. de C.V. Mr. Vargas has been the director of Corporación Triangulo, S.A. de C.V. since 1996. He worked at Grupo Televisa as vice president of news and sports from 1982 until 1996. Mr. Vargas has a college degree in public accounting from Universidad Nacional Autónoma de México.

José Luis Fernández Fernández has been one of our independent directors since 2012 and he also serves as the chairman of our audit committee. He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., and Genomma Lab Internacional, S.A.B. de C.V. (of which he is the chairperson), and an alternate member of the board of Mexichem, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V. and Arca Continental, S.A.B. de C.V. Mr. Fernández is a partner at Chevez Ruiz Zamarripa. Mr. Fernández has a degree in Public Accounting from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

Joaquín Alberto Palomo Déneke has been one of our directors since 2005 and he also serves as a member of our audit committee. He is also a member of the boards of directors of Aeroman and Avianca-TACA. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo has a Bachelor of Science degree in Agricultural Economics from Texas A&M University.

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit committee. He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work. Mr. Slowik is also a member of the board of directors of Rotor Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively. Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

Senior Management

Our executive officers are appointed by our board of directors, pursuant to a proposal made by our compensation committee, for an indefinite term and may be removed by our board of directors at will, provided the corresponding severance payments are made, if applicable, in accordance with Mexican labor law and the applicable labor contract.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above, as of the date of this annual report. The business address of our executive officers is that of our principal office.

Name	Age	Position
Enrique Beltranena	51	Chief Executive Officer
Fernando Suárez	40	Chief Financial Officer
Jaime Pous	44	General Counsel
Holger Blankenstein	39	Chief Commercial Officer
James Nides	63	Chief Operating Officer
Carlos Alberto González	40	Corporate Controller Director
Jimmy Zadigue	42	Internal Audit Director

Enrique Beltranena has been our chief executive officer since March 2006. Previously he worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. Mr. Beltranena was named to the Entrepreneur of The Year Hall of Fame in Monaco after being nominated by Ernst & Young—Innovation in 2012. He was also named Entrepreneur of The Year in Mexico after being nominated by Ernst & Young—Mexico in 2011.

Fernando Suárez has been our chief financial officer since January 2006. Mr. Suárez worked as an investment banker for Salomon Brothers in New York. Mr. Suárez has been responsible for negotiating pre-delivery payment financing, purchase and leaseback transactions and direct leases for all of our aircraft. Prior to joining us, he worked at Grupo Televisa where he had been director of corporate finance. Mr. Suárez received his Master of Business Administration from University of California, Los Angeles and holds a Bachelor of Arts in Economics from the Instituto Tecnológico Autónomo de México.

Jaime Pous has been our general counsel since January 2013. Prior to joining us, Mr. Pous worked at Grupo Televisa, where he had been legal director from 1999 to 2012. Mr. Pous received his LLM from The University of Texas at Austin, School of Law and holds a law degree from the Instituto Tecnológico Autónomo de México.

Holger Blankenstein has been our chief commercial officer since 2009. He heads the areas of sales, marketing, and planning, which includes revenue management, and he also oversees the cargo business. Mr. Blankenstein was responsible for structuring our various channels of distribution and entrance into the U.S. market as well as developing and implementing our unbundled fares and ancillary products. Previously, Mr. Blankenstein was director of strategic development planning at Grupo TACA and was a consultant at Bain & Company. He has a Master’s of Business Administration and a Bachelor of Arts in Business degrees from Goethe University in Frankfurt.

James Nides has been our chief operating officer since July 2011. Mr. Nides was previously the vice president flight operations and maintenance at ExpressJet Airlines (doing business as Continental Express and United Express) from July 1998 to July 2011. Mr. Nides was responsible for the operation of more than 450 aircraft, over 4,000 pilots, 1,100 mechanics, six nose-to-tail heavy check maintenance bases in Shreveport and Knoxville, a state-of the art paint facility in Saltillo, Mexico, and an interior shop in Houston, Texas. He was responsible for the combination of Atlantic Southeast Airlines and ExpressJet Airlines, and successfully obtaining a single operating certificate from the FAA in less than one year. Prior to working at ExpressJet Airlines, he held the position of vice president of flight operations for Northwest Airlink’s operation in Memphis, Tennessee, from 1995 to 1998. Before working at Northwest Airlink, Mr. Nides held various positions in flight operations and maintenance at Comair Airlines for 18 years, including captain, chief pilot, director of operations and director of technical services. Mr. Nides is a licensed commercial pilot with over 14,000 hours of flight time and is qualified on more than five different aircraft. He graduated from the University of Cincinnati with a degree in Economics.

Carlos Alberto González has been our corporate controller director since June 2010. Currently, he is responsible for accounting, reporting, controls, revenue assurance, and taxes and accounting operations. He has been with us since April 2006. Prior to joining us, he worked as a financial planning and control manager in Mexico and in Spain for Grupo Telefonica Moviles. Additionally, he previously was a senior associate at PricewaterhouseCoopers and an internal auditor analyst at Scotiabank Inverlat. Mr. González is a Certified Public Accountant with a post-graduate degree in Corporate Finance from ISEC University and he also holds a Masters of Business Administration degree from Antonio de Nebrija University in Spain.

Jimmy Zadigue has been our internal audit director since April 2011. Previously, Mr. Zadigue worked as the director of operations, finance and administration at Swarovski in Mexico and as the director of finance and business control at Bombardier North America. Mr. Zadigue is also a Certified Management Accountant in Canada. He holds a Bachelor of Business Administration degree from HEC-Montreal and a Master of Science degree in Accounting Sciences from the Université du Québec.

Activities of Senior Management

Our chief executive officer and members of our senior management (directivos relevantes) are required to focus their activities on creating value for the company and will be liable for damages to the corporation for: (i) favoring a shareholder or group of shareholders, (ii) approving transactions between the company (or its subsidiaries) with related persons without satisfying legal requirements, such as obtaining a fairness opinion and the approval of our board of directors, on a case-by-case basis, (iii) using (or authorizing a third party to use) our assets in a manner that is against our policies, (iv) making inappropriate use of our non-public information, (v) taking advantage of corporate opportunities or consulting a third party to take advantage of corporate opportunities without approval from our board of directors, (vi) knowingly disclosing or revealing false or misleading information or omitting the disclosure of material information, (vii) ordering that transactions undertaken be omitted from registration, (viii) destroying or modifying company results or information and (ix) filing false or misleading information with the CNBV.

Our chief executive officer is required, primarily, to (i) implement the instructions established at our shareholders’ meeting and that of our board of directors, (ii) submit to the board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate governance committee proposals for our internal control system, (iv) disclose all material information to the public, (v) comply with applicable law in connection with share repurchases and subsequent purchases, (vii) initiate actions in respect of liabilities caused by us, (viii) comply with applicable law in respect of dividend payments, and (ix) maintain adequate accounting and registration internal control systems and mechanisms.

B.	Compensation

Director and Executive Compensation

In 2013, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps.65.5 million. The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.5.0 million, and the rest of the directors received a compensation of Ps.0.78 million.

Our directors or executive officers are not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.

Management Incentive Plan

In December 2012, our shareholders approved a share incentive plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to a Mexican trust for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee for the Mexican trust.

On December 24, 2012, the trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefor.

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25,993 to the trust corresponding to the exercised shares.

At December 31, 2013 and December 31, 2012, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

C.	Board Practices

Board Practices

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold their positions for one year and may be reelected. The current members of the board of directors were reelected or selected pursuant to the unanimous resolutions adopted by our shareholders prior to the offering referred to herein.

Authority of the Board of Directors

For a description of the authority of our directors, see Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors.”

Duty of Care and Duty of Loyalty

The Mexican Securities Market Law imposes duties of care and of loyalty on directors.

For a description of the duties of care and loyalty of our directors, see Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors.”

Audit and Corporate Governance Committee

The Mexican Securities Market Law requires us to have an audit and corporate governance committee, which must be comprised of at least three independent members. We established an audit and corporate governance committee pursuant to the unanimous resolutions adopted by our shareholders outside of a general shareholders meeting in June 2013. We believe that all of the members of the audit and corporate governance committee are independent under the Mexican Securities Market Law and Exchange Act Rule 10A-3.

The audit and corporate governance committee’s principal duties are (i) supervising and evaluating our external auditors and analyzing their reports (including their opinion of our annual report), (ii) analyzing and supervising the preparation of our financial statements and making a recommendation to the board of directors on their approval, (iii) informing the board of directors of the status of our internal controls, our internal audit and their adequacy, (iv) supervising the execution of related party transactions and transactions representing 20% or more of consolidated assets being undertaken pursuant to applicable law, (v) requesting reports from our executive officers or independent experts whenever it deems appropriate, (vi) investigating and informing the board of directors of any irregularities that it may encounter, (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and taking the necessary actions, (viii) calling shareholders’ meetings, (ix) supervising compliance by our chief executive officer of instructions provided by our board or shareholders, (x) providing an annual report to the board in respect of accounting policies, their sufficiency and adequacy, and consistency, (xi) rendering opinions to the board of directors in connection with the designation of our chief executive officer, his compensation and removal and policies for the description and comprehensive remuneration of other executive officers, (xii) supervising and reporting on the performance of our key officers, (xiii) rendering its opinion to the board of directors in connection with transactions with related parties, (xiv) requesting opinions from independent third party experts, (xv) calling shareholders’ meetings, (xvi) providing assistance to the board of directors in the preparation of reports for the annual shareholders’ meeting and (xvii) hiring or recommending auditors to shareholders and approving them.

As of the date of this annual report, the audit and corporate governance committee has at least one financial expert, José Luis Fernández Fernández, and is composed of three members.

The current members of our audit and corporate governance committee are:

Name	Title
José Luis Fernández Fernández	Chairman of the Audit and Corporate Governance Committee, Independent Director
Joaquín Alberto Palomo Déneke	Independent Director
John A. Slowik	Independent Director

Compensation and Nominations Committee

Our board of directors has created a compensation and nominations committee, which is comprised by five non-independent members, as determined by our board of directors from time to time, appointed by our board of directors. We established a compensation and nominations committee pursuant to the unanimous resolutions adopted by our shareholders in June 2013.

The compensation and nominations committee is responsible for, among other things, (i) submitting proposals to the board of directors relating to the removal of officers within the first two corporate levels, (ii) proposing the creation, amendment or termination of any incentive plan for officers, (iii) consulting with third-party experts in connection with any issues related to compensation, organizational development, and other related matters, (iv) proposing compensation packages for officers within the first four corporate levels, (v) proposing to our board of directors the entering into, amendment or termination of any collective bargaining agreements, (vi) informing our board of directors of any material contingencies, and (vii) submitting periodic reports to our board of directors.

As of the date of this annual report, the current members of the compensation and nominations committee are:

Name	Title
Roberto José Kriete Ávila	Chairman
Brian H. Franke	Member
Harry F. Krensky	Member
Rodolfo Montemayor Garza	Member

D.	Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2013, we had 2,692 employees, which consisted of 445 pilots, 833flight attendants, 115 ramp operations personnel, 466 airport and customer service personnel, 185 maintenance personnel and 648 management and administrative personnel. 1,955 of our employees (approximately 73%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 27% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 16, 2013 for a term of two years. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2011	2012	2013
Pilots	388	404	445
Flight attendants	602	715	833
Ramp operations personnel	108	114	115
Airport and customer service personnel	413	548	466
Maintenance personnel	144	180	185
Management and administrative personnel	624	608	648

Total	2,279	2,569	2,692

Average of employees per aircraft	67	63	61

We provide extensive training to our pilots, flight attendants, technical staff and customer service representatives, which complies with Mexican and international standards. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service.

Our compensation strategy is meant to retain talented and motivated employees and is designed to align the interests of our employees with our own. Approximately 100% of our employees, including pilots, flight attendants, ground employees and management, are subject to variable compensation employment arrangements, which are intended to promote efficiency, operating performance and profitable results. In addition, there is no seniority pay escalation among our pilots in order to encourage meritocracy.

E.	Share Ownership

As of the date of this annual report, John A. Slowik, one of our independent directors, and James Nides, our chief operating officer, owned 12,500 and 95,000 shares through ADSs, respectively. This share ownership represents less than 0.01% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our Principal Shareholders

Our shareholders are Mexican investors, international investors, investment funds managed by Discovery Americas and Columbia Equity Partners, or Discovery Air, investment funds managed by Blue Sky Investments, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Avianca-TACA, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this report with respect to beneficial ownership of our capital stock, after giving effect to the stock split described in note 18 to our audited consolidated financial statements included elsewhere in this annual report:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Number		Percentage
5% Shareholders:	Series A	Series B	Series A	Series B
Blue Sky Investments, S.à. r.l.(1)	118,126,502	44,857,124	18.5661	33.4704
Discovery Air and other funds managed by Discovery Americas(2)	163,335,939	45,968,598	23.8427	34.2997
Funds managed by Indigo(3)	139,380,926	43,194,749	15.9914	32.2300
Named Executive Officers and Directors:
William A. Franke(3)	139,380,926	43,194,749	15.9914	32.2300
Harry Krensky(2)	163,335,939	45,968,598	23.8427	34.2997
All Executive officers and directors as a group (three persons) HSBC trust F/307750	20,272,716	—	2.3093	—

(1)	Consists of 44,857,124 Series B shares and 118,126,502 Series A shares (deposited CPOs) held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Christophe Gaul are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Gaul disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17, rue des Jardiniers, L-1835 Luxembourg.
(2)	Consists of 45,968,598 Series B shares and 145,755,026 Series A shares (deposited in the CPO trust) held by Discovery Air Investments, L.P., and 5,103,592 Series A shares held by HSBC México, S.A., as trustee of the trust F/262374 (“Discovery Americas II Mex”). In addition, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee of the trust “DAIIMX/VOLARIS” number F/1405 holds 12,477,321 Series A shares, of which HSBC México, S.A., as trustee of the trust F/262374 (“Discovery Americas II Mex”), is the beneficial owner pursuant to a call option that expires in 2018. If the call option is not exercised by the expiration date, then the shares will be mandatorily exchanged on such date. Harry Krensky has management responsibilities in respect of Discovery Air Investments, L.P. that include voting the Discovery Air Investments, L.P.’s ownership interest in Volaris, but he does not have sole power to dispose of such interest and he disclaims any beneficial ownership nor any voting rights on the shares held by Discovery Americas II Mex. The investment committees of the respective Discovery Americas funds have dispositive power over these shares. Discovery Air has a principal business address at: c/o Discovery Air, 189 Baldwin Road, Mt. Kisco, NY 10549.
(3)	Consists of 42,194,100 Series B shares and 136,152,289 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A., and 1,000,649 Series B shares and 3,228,637 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of a fund that is the manager of Long Bar LatAm, LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at: c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, Arizona 85016.

(4)	Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 20,272,716 Series A shares, representing 2.3% of our outstanding capital stock. Such shares are fully paid and held in trust for the benefit of certain of our executive officers. The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us. Item 6: “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2013, 25,388,300 ADSs (equivalent to 253,883,000 shares, or 25.1% of the total outstanding shares of our common stock) were outstanding and held of record by 56 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Registration Rights

We have granted the registration rights described below to our principal shareholders, to register shares of capital stock (and/or CPOs having such shares as underlying securities) owned by each of them after our initial public offering with the Securities and Exchange Commission (the “SEC”) under the Securities Act, pursuant to the terms of a registration rights agreement filed as Exhibit 4.7 to our registration statement on Form F-1 field with the SEC on September 16, 2013, or the Registration Rights Agreement. No registration rights were granted to our principal shareholders in respect of the registration of our shares with the RNV maintained by the CNBV, because all of our Series A shares were registered thereat concurrently with our initial public offering, and such registration will be updated, from time to time, as required under applicable Mexican law.

The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the copy filed as Exhibit 4.7 to our registration statement on Form F-1 field with the SEC on September 16, 2013.

Demand and Short-Form Registration Rights

Since the completion of our initial public offering, our principal shareholders are entitled to certain demand and short-form registration rights. The holders of at least a majority of the shares (and/or CPOs having such shares as underlying securities) subject to the registration rights can, on not more than two occasions, request that we register all or a portion of their shares (and/or CPOs having such shares as underlying securities) under the Securities Act.

In addition, since our initial public offering, these holders became entitled to certain short-form registration rights. The holders of shares (and/or CPOs having such shares as underlying securities) with a proposed aggregate offering price of at least U.S.$20 million at the time of the request may make a written request that we register their shares (and/or CPOs having such shares as underlying securities) on a short form registration, if we are eligible to file a registration statement on Form F-3. These holders may make an unlimited number of requests for registration on Form F-3. However, we will not be required to effect a demand or short-form registration within 90 days after the effective date of a previous demand or short-form registration.

Moreover, once every 12 months, we may postpone for up to six months the filing or the effectiveness of a registration statement for a demand or a short-form registration, if our board of directors determines that such registration would have a material adverse effect on any of our proposals or plans to engage in any acquisitions of assets, merger, consolidation, tender offer or any other material transaction.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, our principal shareholders will be entitled to certain “piggyback” registration rights allowing the holder to include their shares

(and/or CPOs having such shares as underlying securities) in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (pursuant to a demand or short-form registration, or pursuant to a registration on Form F-4 or F-8 or any successor or similar forms), our current principal shareholders holding these shares (and/or CPOs having such shares as underlying securities) are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares (and/or CPOs having such shares as underlying securities) included in the registration, to include their shares (and/or CPOs having such shares as underlying securities) in the registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders under the Registration Rights Agreement. In addition, we will reimburse such holders for the reasonable fees and disbursements of each additional counsel retained for the purpose of rendering any legal opinion if and to the extent required by underwriters or us.

The demand, short-form and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares (and/or CPOs having such shares as underlying securities) to be included in the underwritten offering imposed by any lead underwriter. The Registration Rights Agreement also contains indemnification provisions that we believe are customary for similar transactions.

Significant Changes in Share Ownership

On July 16, 2010 each of Corporativo Vasco de Quiroga, S.A. de C.V. and Sinca Inbursa, S.A. de C.V. sold their shares, which together represented 50% of our outstanding capital stock.

Differences in Voting Rights

See Item 10: “Additional Information—Memorandum and Articles of Association—Overview—Voting Rights.”

B.	Related Party Transactions

We have engaged in a number of transactions with related parties.

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed. This agreement is for a 10 year term. As of December 31, 2011, 2012 and 2013, the balances due under our agreement with Aeroman were Ps.0.6 million, Ps.3.4 million and Ps.2.8 million, respectively. We also incurred expense under this agreement of Ps.72.9 million, Ps.135.6 million and Ps.124.3 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Grupo TACA

Grupo TACA, together with Technical and Training Services, S.A. de C.V. and Aeroman, are a related party because Roberto José Kriete Ávila is a member of our board of directors and a shareholder of each of these companies. We incurred an expense under this agreement of Ps.0.4 million, Ps.0.3 million for the year ended December 31, 2011 and 2012, respectively.

We have received consulting, training and technical support from Grupo TACA in the past, for which we paid fees of Ps.1 million in 2011. As of December 31, 2013, we had no balance due in connection therewith and we did not incur any expense thereunder for the year ended December 31, 2013.

IKÉ

ARSA Asesoría Integral Profesional, S.A. de C.V. is a related party because Discovery Americas I, LP, an affiliate of Discovery Air Investments, LP, one of our principal shareholders, is also a shareholder of ARSA Asesoría Integral Profesional, S.A. de C.V. We have entered into an advertising agreement with ARSA Asesoría Integral Profesional, S.A. de C.V. Under this agreement, we advertise and offer optional and additional travel insurance commercialized by IKÉ to our passengers. As of December 31, 2013, the balance due under this agreement to us from ARSA Asesoría Integral Profesional, S.A. de C.V. was Ps.0.9 million in 2013, Ps.2.2 million in 2012 and Ps.2.6 million in 2011. We received Ps.42.2 million as payment of advertising commissions under this agreement for the year ended December 31, 2013, Ps.44.2 million in 2012 and Ps.23.4 million in 2011. As of the date hereof, IKE is no longer a related party to the Company.

Human Capital International

We entered into a professional services agreement with Human Capital International HCI, S.A. de C.V. (formerly Expediente, S.A. de C.V.), or Human Capital International, on December 15, 2011, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of our board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2013, our balance due under this agreement was Ps.0.2 million and we accrued an expense under this agreement of Ps.0.4 million for the year ended December 31, 2013.

Pasprot

Pasprot was a related party because Pedro Carlos Aspe Armella, shareholder of 99% of its capital stock, has been one of our directors since the date we were founded and was the chairman of our board of directors until 2011. On May 12, 2009, we entered into a loan agreement with Pasprot which provides for a general corporate purpose loan of Ps.3.3 million. We used a portion of the net proceeds from our initial public offering to prepay this loan, on September 24, 2013.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer, and Rodolfo Montemayor Garza, a member of our board of directors, are shareholders of such company. Servprot provides security services for the Mr. Beltranena and his family, as well as for Mr. Montemayor. At December 31, 2013 we accrued an expense of Ps.0.1 million in connection with these services.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-57 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

Dividend Policy

We have not paid any cash dividends in the past and do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our shareholders on the recommendation of our board of directors and will depend on our earnings, financial condition, results of operations, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our shareholders deem relevant. In addition, we may not pay any dividend unless such dividend is paid from our net profit account and the financial statements including such net profit and the payment of the relevant dividend have been approved by a shareholder resolution. Furthermore, our revolving line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements.”

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). In 2011, we allocated Ps.38.2 million, corresponding to our net income for 2010, to the legal reserve fund. For the years ended December 31, 2012 and 2013, we have not created such reserve. As of December 31, 2012, our reserve fund was Ps.38.2 million, or 1.7% of our capital stock. As of December 31, 2013, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up), after allocation to the legal reserve fund and only if shareholders have approved the yearly financials from which such earnings are derived and the payment of the dividend. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us.

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax payable by us. Companies are entitled to apply any such tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Dividends paid to resident and non-resident holders with respect to the CPOs and ADSs were not subject to Mexican withholding or similar tax until December 31, 2013. As of January 1, 2014, a 10% Mexican withholding tax will apply.

In the event we were to declare dividends, they would be in pesos. In the case of CPOs represented by ADSs, the cash dividends would be paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depositary and applicable Mexican withholding tax. Fluctuations in exchange rates would affect the amount of dividends that ADS holders would receive. For a more detailed discussion, see Item 12: “Description of Securities Other than Equity Securities—American Depositary Shares.”

B.	Significant changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of our annual consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.” The ADSs began trading on the NYSE on September 18, 2013 and were issued initially by the Bank of New York Mellon. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

	High	Low
Year
2013	15.14	12.65

Quarter
Fourth Quarter, 2013 (since September 18, 2013)	15.14	12.65
First Quarter, 2014	13.97	7.97

Recent Six Months
November 2013	14.24	12.65
December 2013	15.00	13.55
January 2014	13.97	11.63
February 2014	11.54	9.28
March 2014	9.68	7.97
April 2014 (through April 28, 2014)	8.31	7.01

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., or the Mexican Stock Exchange, under the trading symbol “VOLAR.” The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Series A shares on the Mexican Stock Exchange:

	High	Low
Year
2013	19.97	16.48

Quarter
Fourth Quarter, 2013 (since September 18, 2013)	19.97	16.48
First Quarter, 2014	18.95	10.50

Recent Six Months
November 2013	19.17	16.48
December 2013	19.39	17.62
January 2014	18.95	15.63
February 2014	15.47	12.33
March 2014	12.78	10.50
April 2014 (through April 28, 2014)	10.91	9.20

Source: Bloomberg

On April 28, 2014, the last reported sale price of the Series A shares on the Mexican Stock Exchange was Ps.9.45 per share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Mexican Stock Market

The information concerning the Mexican securities market set forth below has been prepared based on materials obtained from public sources, including the CNBV, the Mexican Stock Exchange and information made public by market participants. The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange currently operating in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation. Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain markets in the United States.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer, when price fluctuations exceed certain limits.

Settlement of transactions with equity securities on the Mexican Stock Exchange are effected three business days after a share transaction is agreed to. Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed. Securities traded on the Mexican Stock Exchange are on deposit in book-entry form through the facilities of Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Transactions must be settled in pesos except under limited circumstances and in respect of limited transactions in which settlement in foreign currencies may be permitted.

Market Regulation

In 1925, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity. In 1995, these two entities merged to form the CNBV.

Among other things, the CNBV regulates the public offering and trading of securities, public companies and their regime and participants in the Mexican securities market (including brokerage houses and the Mexican Stock Exchange), and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms, through its staff and a board of governors comprised of thirteen members.

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 8, 2005, published in the Official Gazette of the Federation (Diario Oficial de la Federación) or Official Gazette of the Federation on December 30, 2005, and became effective on June 28, 2006, and is referred to as the Mexican Securities Market Law. The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions that maintained more developed securities markets.

In particular, the Mexican Securities Market Law:

•	establishes the sociedad anónima promotora de inversión, a form of corporate organization that permits agreements among shareholders, mediating rights of first offer and refusal, tag-along rights, vetoes, non-compete provisions and other terms that enhance rights of minority shareholders;

•	establishes the variable capital public stock corporation, a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law, but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;

•	includes private placement exemptions directed to Mexican institutional and qualified investors, and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption;

•	includes improved rules for tender offers, dividing them in either voluntary or mandatory;

•	establishes standards for disclosure of holdings applicable to shareholders of public companies;

•	expands and strengthens the role of the board of directors of public companies;

•	defines the role of the chief executive officer and other relevant officers of public corporations;

•

defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer and other executive officer and of members of the technical committee and the corporate governance committee (introducing concepts as the duty of care, duty of loyalty and safe harbors for actions attributable to directors, committee members and officers);

•	replaces the statutory auditor (comisario) with the audit committee and establishes the corporate governance committee with clearly defined responsibilities;

•	improves the rights of minority shareholders (including rights to initiate shareholders’ derivative suits);

•	defines applicable sanctions for violation of law;

•	provides for flexibility to allow regulated Mexican brokerage firms to engage in certain limited activities;

•	regulates stock exchanges, clearinghouses, futures and derivatives markets, and rating agencies;

•	establishes penalties (including incarceration), arising from violations of the Securities Market Law and regulations thereunder;

•	establishes that public companies are considered a single economic unit with the entities they control;

•	introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power;

•	defines rules relating to types of securities that may be offered by public companies;

•	sets forth information for share repurchases; and

•	specifies requirements for implementing anti-takeover measures.

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants, which regulations have since been amended, or the General Regulations, and in September 2004, the CNBV issued certain general regulations applicable to brokerage firms. The General Regulations, which repealed several previously enacted CNBV regulations, provide a consolidated set of rules governing public offerings, reporting requirements and issuer activity, among other things.

Registration and Listing Standards

In order to offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. Only securities that have been registered with the Mexican National Securities Registry (Registro Nacional de Valores) or the RNV, pursuant to an approval by the CNBV may be listed on the Mexican Stock Exchange. In addition, the Mexican Stock Exchange has created a parallel quotation system, named the international quotation system or “SIC,” where debt and equity securities issued by non-Mexican issuers may be listed, for trading by institutional and accredited investors. Issuers listed on the SIC have limited disclosure and reporting requirements and may comply with obligations through a sponsor and by providing disclosure made available in their home market. These securities may be listed through the SIC if (i) the securities are not already listed on the RNV, (ii) the market of origin of the company issuing the shares has received, based on its characteristics, recognition from the CNBV, and (iii) the securities satisfy the listing requirements of the applicable stock exchange.

The General Regulations require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in Mexico. These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things. The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico. These requirements relate to the issuer’s financial condition, capital structure and public float, among others. The CNBV may waive some of these requirements in certain circumstances. In addition, some of the requirements are applicable for each series of shares of the relevant issuer.

The CNBV’s approval for registration with the RNV does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV or included in any offering document.

The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semi-annual and quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may cancel the registration of the shares, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law (under which all holders must be treated in the same manner).

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;

•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;

•	reports disclosing material information;

•	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, to be approved by shareholders’ meeting or the board of directors;

•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons; and

•	details dealing with agreements among shareholders.

Pursuant to the General Regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system (Sistema Electrónico de Envío y Difusión de Información, or SEDI) called Sistema Electrónico de Comunicación con Emisoras de Valores, or EMISNET, for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial and other information via EMISNET. Immediately upon receipt, the Mexican Stock Exchange makes this financial and other information available to the public.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file through SEDI information that relates to any event or circumstance that could influence an issuer’s share prices and investor decisions to acquire stock. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to the effect that it is unaware of the causes of such volatility. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

•	the issuer implements adequate confidentiality measures (including maintaining a log with the names of parties in possession of confidential information and the date when each such party became aware of the relevant information);

•	the information is related to incomplete transactions;

•	there is no misleading public information relating to the material event; and

•	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event; or

•	upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension. An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements. If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading (which may include a bidding process to determine applicable prices). If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI, before trading may resume, a description of the causes that resulted in the suspension.

Under consent regulations, the Mexican Stock Exchange may consider the measures adopted by other non-Mexican exchanges to suspend and/or resume trading of an issuer’s shares, in cases where the relevant securities are simultaneously traded on stock exchanges located outside of Mexico.

Insider Trading, Trading Restrictions and Tender Offers

The Mexican Securities Market Law contains specific regulations regarding insider trading, including the requirement that persons in possession of information deemed privileged abstain (i) from directly or indirectly, trading in the relevant issuer’s securities, or derivatives with respect to such securities, the trading price of which may be affected by such information, (ii) from making recommendations or providing advice to third parties to trade in such securities, and (iii) disclosing or communicating such privileged information to third parties (except for persons to whom such information must be disclosed as a result of their positions or employment, as governmental authorities).

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities, whether on a case-by-case basis or quarterly:

•	members of a listed issuer’s board of directors;

•	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;

•	advisors;

•	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and

•	other insiders.

These persons must also inform the CNBV of the effect of the transactions within five days following their completion, or, alternatively, that the transactions have not been consummated. In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

Also, for purposes of preparing annual reports, holders of 1% or more of the outstanding shares of a Mexican public company, must disclose their holdings and the relevant issuer.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding capital stock, must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

Any acquisition or disposition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding capital stock or that reduces such insider’s holdings by 5% or more, must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition or disposition. Some insiders must also notify the CNBV of share purchases or sales that occur within any three-month or five-day period and that exceed certain value thresholds. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages of public companies.

The Mexican Securities Market Law requires that convertible securities, warrants, and derivatives to be settled in kind be considered in determining whether any of the foregoing percentages is reached or affected.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the Securities Market Law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made pro rata. Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer to make a mandatory tender offer for the greater of (a) the percentage of the capital stock intended to be acquired, or (b) 10% of the company’s outstanding capital stock. Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances, the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The board of directors, with the advice of the audit committee, must issue its opinion in respect of the fairness of the price applicable to any tender offer resulting in a change of control, which opinion must take minority shareholder rights into account and which may be accompanied by an independent fairness opinion. Directors and officers of a public company, in respect of which a tender offer has been made, must disclose whether or not each of them will tender his respective shares in the tender offer.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors, and paid solely in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non-Voting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares. The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether or not a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV. As a departure from legislative precedents, the Mexican Securities Market Law permits then-acting members of the board of directors (as opposed to shareholders) to select, under certain circumstances, on a temporary basis, new members of the board of directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

•	determine general strategies applicable to the issuer;

•	approve guidelines for the use of corporate assets;

•	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

•	approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

•	approve the appointment or removal of the chief executive officer;

•	approve waivers in respect of corporate opportunities;

•	approve accounting and internal control policies;

•	approve the chief executive officers’ annual report and corrective measures for irregularities; and

•	approve policies for disclosure of information.

Directors have the general duty to act for the benefit of the issuer, without favoring any shareholder or groups of shareholders.

The Mexican Securities Market Law requires the creation of two committees, the audit committee and the corporate governance committee, each of which must maintain at least three members appointed by the board of directors and which members must all be independent (except for the corporate governance committee of corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock, where the majority must be independent). The audit committee (together with the board of directors, which has added duties) replaces the statutory auditor (comisario) that had been previously required under the Mexican Corporations Law.

The corporate governance committee is required to provide opinions to the board of directors, request and obtain opinions from independent third-party experts, call shareholders’ meetings, provide assistance to the board in the preparation of annual reports and provide a report to the board of directors.

The audit committee’s principal role is to supervise the external auditors of the issuer, analyze the external auditor’s reports, discuss yearly financial statements and, when applicable, recommend their approval, inform the board of directors in respect of existing internal controls, require the issuer’s executive to prepare reports when deemed necessary, inform the board of directors of any irregularities that it encounters, investigate breaches of operating policies internal control and internal audit systems, supervise the activities of the issuer’s chief executive officer, call shareholders’ meetings, and provide an annual report to the board of directors.

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing non-compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares (including any tag-along, drag-along and put or call rights), voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution, to allow the company to disclose such agreements to the investors through the stock exchanges on which its securities are traded and to be made public in an annual report prepared by the company. These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company and a breach of such agreements will not affect the validity of the vote at a shareholders’ meeting, and (iii) will only be effective among the relevant parties once they have been disclosed to the public.

Miscellaneous

The Mexican Securities Market Law also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of a public company, must be considered and approved by a meeting of shareholders.

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% or more of the outstanding shares to appoint a director and call a shareholders’ meeting and request that vote on resolutions in respect of which they were not sufficiently informed be postponed. Holders of 20% or more of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s by-laws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that the company may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder; these provisions have seldom been invoked in Mexico and, as a result, any action that may be taken by a competent court is uncertain.

The New York Stock Market

NYSE traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE’s unwavering commitment to investors and issuers. NYSE

Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world’s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. NYSE is open from Monday through Friday 9:30 a.m. to 4:00 p.m. EST each business day of the year.

On June 19, 2008, the NYSE Regulation, Inc. announced that “eGovDirect.com” was being offered to non-U.S. foreign private issuers listed on NYSE, including companies that trade American Depositary Shares on the NYSE through their Depositary Bank. This password-protected website assists NYSE-listed companies to meet their corporate governance and compliance requirements and allows issuers to save time and resources by filing annual and interim financial reports, disclosing officer and audit committee member information, and publishing declarations of dividends, shareholder meeting dates, shares outstanding and press releases through this website.

On January 29, 2009, NYSE Euronext and BIDS Holdings, L.P., launched a joint venture, the New York Block Exchange (“NYBX”), an innovative new platform designed to maximize access to liquidity and improve execution quality in the U.S. equity block trading market. Institutional investors and other market participants can execute block trades on NYBX, the first venue of its kind to allow non-displayed liquidity to anonymously access both the displayed and reserve liquidity of the NYSE order book, creating an innovative platform to re-aggregate blocks of stock. BIDS Holdings and the NYSE Euronext each have a 50% ownership stake in NYBX.

On November 12, 2009, NYSE Euronext established its commission on corporate governance to address U.S. corporate governance and the overall proxy process. Consistent with the NYSE’s role as a leading advocate on governance issues, the commission brings together leading experts and representatives from public companies, institutional and individual investors, broker/dealers and other advisors.

On November 13, 2013, NYSE Euronext was acquired by IntercontinentalExchange Group, Inc. NYSE Euronext continues to operate under its brand name as a wholly-owned subsidiary of IntercontinalExchange Group, Inc.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Register

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013, and as of the date annual report have not been amended.

Corporate Object and Purpose

Article 2 of our by laws state that our corporate purpose is, in general, to undertake any type of act, and execute any type of agreements, instruments and documents, including those of commercial and civil nature, permitted by the applicable law, in Mexico or in any other jurisdiction.

Overview

Our capital stock is divided into two series of shares, Series A shares and Series B shares. Series A shares are common shares and may only be owned directly by Mexican individuals or entities controlled by Mexican individuals. Series B Shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities.

Series B shares may be convertible at any time into Series A shares pursuant to a mechanism set forth in our by-laws. Series A shares may underlie CPOs, but while Series B shares are not transferable to third parties (other than our principal shareholders or their affiliates) as Series B shares, may not represent more than 49% of our outstanding capital stock that is not underlying CPOs and will maintain minority rights provided for in our by-laws so long as Series B shares represent at least 12% of our outstanding capital stock. The Series B shares will be automatically converted into Series A shares upon their transfer to a third party (other than our principal shareholders or their affiliates).

Holders of Series B shares have the right to appoint and revoke the designation of three directors, so long as such Series B shares represent 12% or more of our outstanding capital stock. The Series B shares will not be listed on the Mexican Stock Exchange or any other stock market nor registered in the Mexican National Securities Registry.

Since we are a variable capital stock corporation, our capital stock must have a fixed portion, represented by Series A shares and may have a variable portion represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. Upon completion of our initial public offering, our outstanding capital stock will consist of 877,856,219 Series A shares and 134,020,471 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

Our current non-Mexican shareholders will be the holders of all the outstanding Series B shares and a certain number of CPOs and our current Mexican shareholders will hold Series A shares directly.

Non-Mexican investors are only entitled to hold Series A shares through CPOs (including CPOs in the form of ADSs), which will give non-Mexican investors economic rights but not voting rights.

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) to issue up to 90% of our outstanding shares representing capital stock in the form of CPOs.

Changes to Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our by-laws. The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting without amending our by-laws. Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations. New shares cannot be issued unless the then-issued shares have been paid in full.

Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold their Series A shares in the form of physical certificates if they are Mexican investors (although no Series A shares are being offered in the international offering), or through Series A (in the case of Mexican investors) or CPOs (in the case of non-Mexican investors) that are maintained in book-entry form with institutions which have accounts with the Mexican depositary institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval. The CPO trustee will be the holder of record of the Series A shares underlying our CPOs. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding Series A shares or CPOs through institutions that maintain accounts with Indeval, will be recognized as our shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in our stock registry, if effected physically, or through book entries that may be traced back from our stock registry to the records of Indeval, if effected through book-entry CPOs or Series A shares.

Change of Control Provisions

Subject to certain exceptions (including those applicable to transfers or acquisitions or certain other transactions by or among our current shareholders), our by-laws require that any acquisition of our Series A shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of shares representing 5% or more of our outstanding capital stock, or any proposal by any person or group of persons to enter into an agreement among shareholders that would result in such person or group of persons effectively having control of the voting rights of 20% or more of our outstanding capital stock or will result in a change of control, will require the prior approval of our board of directors. In the event that approval is not granted, our board of directors or our shareholders may decide, among other things, to require any such person or group of persons to reverse the transaction or to transfer the Series A shares (whether held directly or through ADSs or CPOs) to a third party interested in acquiring the securities at a reference price specified by our board of directors. In addition, such person or group of persons desiring to purchase 5% or more of our outstanding capital stock will be required to follow certain procedures, including observing certain time periods specified in our by-laws.

Any potential purchaser who proposes to acquire our Series A shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of 20% or more of our outstanding capital stock, will be required to make a tender offer for 100% of our outstanding capital stock (including any Series A shares evidenced by CPOs or ADSs) at a price at least equal to the highest of (i) the most recent publicly reported book value per share, (ii) the highest trading price of our Series A shares on the Mexican Stock Exchange within the 365 days prior to the request for approval or approval of the board of directors of the relevant transaction, and (iii) the highest price per share or CPO, as the case may be, paid by the purchaser or, in the case of the ADSs the equivalent thereto, plus, in each case, a 30% premium or a different premium determined by our board of directors, considering the opinion of a reputable investment bank.

Any acquisition of our Series A shares, CPOs or ADSs in contravention of the procedures described above will result in the purchaser not having any voting rights in respect to the purchased securities. No transfer in breach of these provisions will be registered in our stock registry.

Shareholders’ Meetings

Calls. Under Mexican law and our by-laws, shareholders’ meetings may be called by:

•	our board of directors, the president of our board of directors or the secretary of the board of directors;

•	shareholders representing at least 10% of our outstanding capital stock who may request that the president of any of the board of directors or the audit committees call a shareholders’ meeting;

•	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in the annual shareholders’ meetings;

•	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described in the two bullet points above; and

•	the audit committee and the corporate governance committee.

Calls for shareholders’ meetings will be required to be published in the Official Gazette of the Federation or in a newspaper of general circulation of our corporate domicile, such as El Universal, Reforma or El Financiero at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call. Calls will have to contain the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, all relevant information will be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry, present evidence of the deposit of their certificates with a financial institution or deposit them with our secretary, or present certificates issued by the custodian of the holder of our Series A shares, together with an Indeval certification. Investors holding our CPOs may not vote nor cause the underlying Series A shares to be voted by the CPO trustee.

Shareholders’ Meetings. General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings. Shareholders may also hold special meetings for classes of shares outstanding (as for example, meetings of Series B shareholders, as a means to exercise their rights).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year;

•	discuss and approve the audit and corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);

•	elect directors;

•	appoint the president of the audit committee and the corporate governance committees;

•	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;

•	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;

•	determine the maximum amount of resources allocated to share repurchases; and

•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;

•	issuance of shares for purposes of a public offering;

•	any change in our corporate purpose or nationality;

•	any merger or transformation into another type of company;

•	any issuance of preferred stock;

•	the redemption of shares with retained earnings;

•	any amendments to our by-laws including amendments to provisions addressing change of control;

•	any other matters provided for by law or our by-laws; and

•	the cancellation of the registration of shares at the Mexican National Securities Registry.

A special shareholders’ meeting, comprising a single class of shares, may be called if an action is proposed to be taken that may only affect such class. After giving effect to the unanimous shareholder resolution proposed before the initiation of the offering we expect to hold special Series B shareholders’ meetings from time to time. The quorum for a special meeting of shareholders and the vote required to pass a resolution at a special Series B shareholders’ meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding Series B shares.

Except as described below, the attendance quorum for general ordinary shareholders’ meetings will be 51% of the outstanding capital stock, and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called, the attendance quorum of which will also be 51% of the outstanding capital stock and resolutions may be taken by a majority of the capital stock represented at such meeting. Except as described below, the attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 51% of the capital stock must be represented. In either case, resolutions must be taken by the vote of shares representing at least 50% plus one of the shares representing our outstanding capital stock, except for resolutions in respect to the cancellation of the registration of shares at the Mexican National Securities Registry which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

As long as the Series B shares represent at least 12% of our outstanding capital stock, the attendance and affirmative vote of at least 75% of the outstanding Series B shares is required at all times, if the following matters are discussed and resolved:

•	amendment to our by-laws resulting in changes that affect the rights of Series B shareholders;

•	cancellation of the representation of Series A shares at the Mexican National Securities Registry;

•	mergers or spinoffs of Volaris;

•	incurring indebtedness or granting guarantees if the Lease-Adjusted Net Debt to EBIDTAR ratio exceeds 4.25 times in 2013 and 3.25 times thereafter (Lease-Adjusted Net Debt is the sum of short-term and long-term debt, 7.0 times the aircraft rentals for the last four quarters, less cash and cash equivalents at the end of last quarter for which financial statements have been prepared); and

•	change of material accounting policies.

Holders of our shares will not have cumulative voting rights.

Voting Rights

Holders of ADSs and CPOs will not be entitled to vote, at any time, the underlying Series A shares. Mexican holders of Series A shares will be entitled to vote their shares on all matters. Holders of Series B shares will be entitled to vote their shares on all matters and will have the specific voting rights described under “—Shareholders’ Meetings.”

Series A shares underlying the CPOs and CPOs underlying the ADSs will be voted by the CPO trustee in the same manner as the majority of Series A shares votes cast at the relevant shareholders’ meeting under all circumstances.

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of eleven principal members and seven alternate members. Three members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of controlling shareholders may not be deemed independent directors.

Under our by-laws, Series B shareholders will have the right to appoint three directors as long as the Series B shares represent at least 12% of our outstanding capital stock. If the Series B shares, which are convertible into Series A Shares, represent less than 12% of our outstanding capital stock, the right to appoint directors by Series B shareholders will be based on the Securities Market Law.

Under our by-laws and the Securities Market Law, any shareholder or group of shareholders representing 10% of our outstanding capital stock, have the right to appoint one director for each such 10% ownership stake.

Authority of the Board of Directors

Our management is entrusted to a chief executive officer and a board of directors. The board of directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution thereof.

Pursuant to the Mexican Securities Market Law and our by-laws, the board of directors must approve, among other matters:

•	our general strategy;

•	the monitoring of our management and that of our subsidiaries;

•	with prior input from the audit or the corporate governance committee, on a case-by-case basis (i) transactions with related parties, subject to certain limited exceptions, (ii) the election of our chief executive officer, his compensation and removal, and policies for the description and comprehensive remuneration of other executive officers, (iii) our guidelines for internal controls and internal audits, including those for our subsidiaries (iv) our accounting policies, (v) our financial statements, (vi) unusual or non-recurring transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vii) the selection of the external auditors;

•	calling shareholders’ meetings and taking action based upon their resolutions;

•	the annual submission to our general shareholders’ meeting of (i) the chief executive officer’s report and (ii) the opinion of the board of directors in respect of such report;

•	creation of special committees and granting authority to such committees, provided that the committees will not have the authority to take action which by law or under our by-laws is expressly reserved to our shareholders or our board of directors;

•	determining how to vote the shares that we hold in our subsidiaries; and

•	policies for disclosure of information.

Our by-laws provide that meetings of our board of directors are validly convened and held if a majority of the members or their respective alternates are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors (i.e. members that do not have a conflict of interest). The chairman of the board of directors will not have a tie-breaking vote.

Meetings of our board of directors may be called by (i) 25.0% of our board members, (ii) the president of the board of directors, and (iii) the president of the audit or the corporate governance committee.

Duty of Care and Duty of Loyalty

The Mexican Securities Market Law imposes duties of care and loyalty on directors.

The duty of care generally requires that our directors obtain sufficient information and be sufficiently prepared to act in our best interest. The duty of care is discharged, principally, by (i) requesting and obtaining from us all information that may be necessary to make decisions, (ii) obtaining information from third parties, (iii) requiring the attendance of, and information from, our officers that may be necessary to make decisions, and (iv) attending board meetings and disclosing to the board of directors material information in possession of the relevant director. Failure to act with care by a director subjects the relevant director to joint and several liability with other directors involved in the act, for damages and losses caused to us and our subsidiaries. An indemnity for claims related to a breach of a director’s duty of care has been incorporated into our by-laws. Furthermore, we carry insurance to protect our directors for breaches of their duty of care.

The duty of loyalty consists, primarily, of a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties, to abstain from discussing or voting on matters where the director has a conflict of interest and to abstain from taking advantage of corporate opportunities resulting from its actions as a director. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored.

The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of our policies, discloses false or misleading information, orders not to or causes the failure to, register any transaction in our records that could affect our financial statements, or causes material information not to be disclosed or to be modified.

The violation of the duty of loyalty will render the breaching director jointly and severally liable with all breaching directors, for damages and losses caused to us and to the persons we control. Liability may also arise if damages and losses result from benefits obtained by the directors or third parties as a result of activities carried out by such directors.

Claims for breach of the duty of care and the duty of loyalty may be brought solely for our benefit (as a derivative suit), as opposed to for the benefit of the claimant, and may only be brought by us or by shareholders or groups of shareholders representing at least 5.0% of our outstanding shares. Claims may be exercised by the trustee issuing CPOs or by holders of CPOs, in each case holding underlying shares representing at least 5% of our outstanding Series A shares.

As a safe harbor for the benefit of directors, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not arise if the director acted in good faith and

(i) complied with applicable law and our by-laws, (ii) acted based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (iii) selected the more adequate alternative in good faith, or if the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then available information. Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and enforceability of this safe harbor remains uncertain.

Under the Mexican Securities Market Law and our by-laws, our chief executive officer and our principal officers are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders. Our officers are required to submit to the board of directors for approval, the principal strategies for our business and the business of the companies we control, to submit to the audit committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, to prepare and submit to the board the yearly financial statements, and to implement internal control mechanisms.

Committees of the Board of Directors

Like all public companies in Mexico, we are required to have an audit and corporate governance committee. The members of our audit and corporate governance committee must be independent members, elected by our board of directors except for the chairman who is elected by our shareholders. Our audit and corporate governance committee is required to prepare an annual report, to be submitted to our board of directors, that must include (i) a report of our internal control systems and our internal audit procedures and any deficiencies, (ii) the evaluation of our external auditors, (iii) the results arising from the review of our financial statements, and (iv) any amendments to our accounting policies. The quorum for any session of our audit and corporate governance committee is the majority of its members and decisions must be taken by majority of its members.

In addition, our audit and corporate governance committee has the following principal duties:

•	supervising and evaluating our external auditors and analyzing their reports (including their audit opinion);

•	analyzing and supervising the preparation of our financial statements and making a recommendation to the board of directors for their approval;

•	informing the board of directors of the status of our internal controls and internal audit and their adequacy;

•	supervising the execution of related party transactions and transactions representing 20% or more of consolidated assets being undertaken pursuant to applicable law;

•	requesting reports from our executive officers or independent experts whenever it deems appropriate;

•	investigating and informing the board of directors of any irregularities that it may encounter;

•	receiving and analyzing recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and taking necessary action;

•	calling shareholders’ meetings;

•	supervising compliance by our chief executive officer of the instructions provided by our board or shareholders;

•	providing an annual report to the board in respect of our accounting policies, their sufficiency and adequacy, and consistency;

•	rendering opinions to the board of directors in connection with the designation, compensation and removal of our chief executive officer and policies for the description and comprehensive remuneration of other executive officers;

•	supervising and reporting on the performance of our key officers;

•	rendering its opinion to the board of directors in connection with transaction with related parties;

•	requesting opinions from independent third-party experts;

•	calling shareholders’ meetings; and

•	providing assistance to the board of directors with the preparation of reports for the annual shareholders’ meeting.

We also maintain a compensation and nominations committee, which is comprised of, five non-independent members, as determined by our board of directors from time to time, appointed by our board of directors. We established a compensation and nominations committee pursuant to the unanimous resolutions adopted by our shareholders in June 2013.

The compensation committee is responsible for, among other things:

•	submitting proposals to the board of directors relating to the removal of officers within the first two corporate levels;

•	proposing the creation, amendment or termination of any incentive plan for officers;

•	consulting with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;

•	proposing compensation packages for officers within the first four corporate levels;

•	proposing to our board of directors the entering into, amendment or termination of any collective bargaining agreements;

•	informing our board of directors of any material contingencies; and

•	submitting periodic reports to our board of directors.

Preemptive Rights

Under Mexican law, our shareholders (holding shares directly or through CPOs) have preemptive rights for all share issuances except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary (or CPOs, subject to applicable U.S. securities laws, representing such shares and subject to the CPO trustee being permitted to issue or release the necessary additional CPOs) to maintain their existing ownership percentage. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the meeting approving the relevant issuance of additional shares. This period must be equal to at least 15 days following the publication of notice of the issuance in the Official Gazette of the Federation. Under Mexican law, shareholders cannot waive their preemptive rights in advance, and preemptive rights may not be represented by an instrument that is negotiable separately from the corresponding share.

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange or otherwise, (iii) in the event that holders of our shares entitled to vote approve the issuance of the unsubscribed shares for purposes of a public offering at an extraordinary shareholders’ meeting called for such purpose provided requirements specified in Article 53 of the Mexican Securities Market Law are satisfied, and (iv) in respect of shares issued for conversion of any convertible securities.

If we issue new Series A shares for cash, in accordance with our by-laws and the CPO trust, non-Mexican holders of our CPOs (directly or through ADSs) may not exercise their preemptive rights, unless we cause the

CPO trustee to issue additional CPOs (to the extent possible), to permit the non-Mexican holders of CPOs to exercise preemptive rights by purchasing and holding newly issued Series A shares through CPOs. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of CPOs to exercise preemptive rights in respect of underlying Series A shares, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuances of additional CPOs. Mexican holders of Series A shares may exercise their preemptive rights if we issue new Series A shares for cash. Non-Mexican holders of CPOs may suffer dilution if we issue new Series A shares in exchange for cash and CPOs are not available to represent the additional Series A shares.

Dividends

Our board of directors must submit our financial statements for the previous fiscal year, proposed and prepared by our chief executive officer and supplemented by a report of our board of directors, at our annual ordinary general shareholders’ meeting for approval. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our by-laws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated to the reserve fund for the repurchase of shares. The remaining balance, if any, may be distributed as dividends. See also Item 8: “Financial Information—Consolidated Statements and Other Financial Information —Dividend Policy”.

Redemption

In accordance with our by-laws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares will be made pro rata among the shareholders but in no case will the redemption price be less than the book value of such shares as determined pursuant to our latest statements of financial position approved at a general ordinary shareholders’ meeting or by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our by-laws.

Dissolution or Liquidation

Upon our dissolution or liquidation, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidating distributions.

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our by-laws include a number of minority shareholder protections. These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:

•	to request a call for a shareholders’ meeting;

•	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•	to appoint one member of our board of directors and one alternate member of our board of directors.

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our by-laws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholder; and

•	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for violations of their duty of care or duty of loyalty, for the benefit of Volaris, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Foreign Investment Regulations

Mexico’s Foreign Investment Law restricts ownership by non-Mexicans of our capital stock to 49% of the capital stock not otherwise represented by CPOs. Our amended by-laws establish that only Mexican investors may acquire our Series A shares directly. Non-Mexican investors may acquire our Series B shares directly. As required by Mexican law, our by-laws provide that if a non-Mexican investor acquires a direct interest or participation in a Series A share representing the capital stock of our company at any time, such Series A share will be forfeited to the Mexican government. The Foreign Investment Law permits non-Mexican investors to hold our Series A shares indirectly through neutral shares or securities such as the CPOs.

Duration

Our corporate existence under our by-laws is indefinite.

Purchase of Shares by Us

We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us, and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders’ meeting. We will not be required to create a special reserve for the repurchase of shares and we will not require the approval of our board of directors to effect share repurchases. However, we will require the approval of our shareholders in respect of the maximum amount that may be used for share repurchases and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Share repurchases will have to be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase shares representing more than 1% of our outstanding capital stock at a single trading session, we will be required to inform the public of such intention, at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding capital stock during any rolling period of twenty trading days, we will be required to conduct a public tender offer for such shares.

Purchases of Shares by our Subsidiaries

Our subsidiaries or other entities controlled by us may not purchase, directly or indirectly, shares representing our capital stock or shares of companies or entities that are our shareholders.

Conflicts of Interest

Under Mexican law, any shareholder that has an opposing interest to ours, must abstain from discussing and voting on the relevant matter. Any such shareholder that votes in a transaction in which its interests conflict with our interest may be liable for damages and losses, but only if the transaction would not have been approved without such shareholder’s vote.

A member of the board of directors that has an opposing interest to ours must disclose such opposing interest and abstain from any deliberation or vote in connection therewith. A breach by any member of the board of directors of any such obligations may result in the director being liable for damages and losses.

Exclusive Jurisdiction

Our by-laws provide that, in connection with any controversy between our shareholders and us, or between our shareholders, in connection with any matter related to us, both we and our shareholders must submit to the jurisdiction of the courts of Mexico City, Federal District, Mexico.

Appraisal Rights

Whenever our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one corporate form to another, any shareholder entitled to vote that voted against the matters approved has the right to withdraw and receive the book value of its shares as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this appraisal right within 15 days after the meeting at which the relevant matter was approved. Since holders of our CPOs may have no voting rights, appraisal rights will generally not be available to them.

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our by-laws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the registration of our Series A shares with the Mexican National Securities Registry is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders or board of directors meeting, or has the ability to appoint a majority of the members of our board of directors. The price at which the stock must be purchased is the higher of

•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or

•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our board of directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion within 10 business days from the commencement of the offering. The resolution of the board of directors may be accompanied by a fairness opinion issued by an expert selected by our audit committee. Directors and first level officers are required to disclose whether or not each of them will sell their shares in connection with the tender offer.

C.	Material Contracts

For a description of material contracts relating to our indebtedness, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements.”

D.	Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican government will not change this policy. See Item 3: “Key Information—Exchange Rates”.

E.	Taxation

The following summary contains a general description of certain U.S. federal income tax consequences and Mexican federal tax consequences relating to the acquisition, ownership and disposition of ADSs and CPOs. This summary is based on laws and regulations now in effect in Mexico, laws, regulations, rulings and decisions now in effect in the United States, and the provisions of the tax treaty for the avoidance of double taxation between the United States and Mexico and protocols thereto, referred to herein as the “U.S.-Mexico Tax Treaty.” It is also based in part on representations by the CPO trustee and the ADS depositary and assumes that each obligation under the CPO trust agreement, the ADS deposit agreement and any related agreements will be performed in accordance with their terms.

This summary does not describe all of the tax considerations that may be relevant to a specific investor, including Mexican investors, particularly if such investor is subject to special tax rules. Prospective investors are encouraged to consult their own independent tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of ADSs in light of their own particular circumstances, including the tax consequences under state, local, municipal, or other tax laws.

U.S. Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ADSs. This discussion deals only with U.S. Holders (as defined below) that hold ADSs as capital assets (generally, property held for investment). This discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold ADSs as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power in Volaris stock, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates or persons whose functional currency is not the U.S. dollar).

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended through the date hereof, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, perhaps with retroactive effect. No assurance can be given that the Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government (except for certain Mexican federal tax consequences, discussed below) that may be applicable to a particular investor and does not consider any aspects of U.S. federal tax law other than income taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of an ADS that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold ADSs are encouraged to consult their tax advisors.

Except where specifically described below, this discussion assumes that Volaris is not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company Considerations” below.

The discussion below assumes that the representations contained in the CPO trust agreement and ADS deposit agreement are true and that the obligations in the CPO trust agreement, ADS deposit agreement and any related agreements will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs and each CPO should represent a beneficial interest in the Series A Shares represented by those CPOs. The U.S. Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Mexican withholding taxes and availability of the reduced rate for qualified dividend income could be affected by future actions that may be taken by the ADS depositary and the U.S. Treasury Department.

For U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs. Based on the nature of the CPO trust and the applicable legal authorities, a U.S. Holder who owns CPOs, or is treated as owning CPOs, should be treated as the beneficial owner of the Series A Shares represented by the CPOs. However, the U.S. federal income tax treatment of U.S. Holders that are beneficial owners of CPOs is not entirely clear. The IRS could assert that such U.S. Holders should be treated as owning an interest in an entity or arrangement treated as a foreign trust for U.S. federal income tax purposes. In that case, the U.S. federal income tax consequences to the U.S. Holder should be the same as outlined below; however, the U.S. Holder may also be subject to certain additional tax reporting obligations under the foreign trust rules. If these tax reporting obligations were determined to apply to a U.S. Holder and the U.S. Holder did not comply with such obligations, the U.S. Holder could be subject to substantial penalties. U.S. Holders seeking to obtain CPOs in exchange for ADSs are encouraged to consult their own tax advisors regarding the treatment of the CPOs, including the possibility, and U.S. federal income tax consequences of, the CPO trust being treated as a foreign trust.

EACH PERSON CONSIDERING THE ACQUISITION OF ADSs IS ENCOURAGED TO CONSULT ITS OWN INDEPENDENT TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs.

Taxation of Dividends and Other Distributions

Subject to the “passive foreign investment company” rules discussed below, distributions of cash or property with respect to ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of Volaris’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the CPO trustee. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its ADSs, such excess will constitute capital gain and will generally be treated as described below under “—Sale or Other Taxable Disposition of ADSs.” Dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations. We do not currently intend to maintain calculations of our earnings and profits under

U.S. federal income tax principles. Accordingly, U.S. Holders should expect that all distributions made with respect to the ADSs will generally be treated as dividends (as described above).

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received in respect of the ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of ADSs generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Dividends paid in pesos (including the amount of any Mexican taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are actually or constructively received by the CPO trustee, regardless of whether the dividends are converted into U.S. dollars at that time. If the pesos are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize an exchange gain or loss. However, if the U.S. Holder converts the pesos into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the pesos into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss. Such gain or loss will generally be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of exchange gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt by the CPO trustee.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced rate of taxation so long as certain holding period and other requirements are met. Dividends paid on ADSs should qualify for the reduced rate if Volaris is treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ADSs should be considered to be readily tradable on an established securities market in the United States as they are listed on the NYSE. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs.

Sale or Other Taxable Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, upon the sale or other taxable disposition of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such ADSs. The amount realized on a sale or other taxable disposition of ADSs generally will be equal to the sum of the amount of cash and the fair market value of any other property received. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the ADSs have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

If Mexican income tax is withheld on the sale or other taxable disposition of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Mexican income tax. A U.S. Holder who is eligible for the benefits of the U.S.-Mexican income tax treaty, can elect to treat capital gain or loss, if any, realized on the sale or other taxable disposition of ADSs that is subject to Mexican income tax as foreign source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of an ADS that is subject to Mexican income tax, a U.S. Holder, subject to a number of complex limitations and conditions (including a minimum holding period requirement), may be able to benefit from the foreign tax credit for that Mexican income tax. Otherwise, any gain from the disposition of an ADS that is subject to Mexican income tax will be treated as a U.S. source gain and a U.S. Holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may elect to take a deduction for the Mexican income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder are encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2013 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

If Volaris is or becomes a PFIC for any taxable year during which a U.S. Holder holds ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the ADSs, unless the U.S. Holder makes a “mark-to-market” election or a “qualified electing fund” election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Volaris became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. Holder holds the ADSs as capital assets. If Volaris were a PFIC, certain subsidiaries and other entities in which Volaris has a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If Volaris is a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of Volaris’ income on a current basis, provided that Volaris furnishes such U.S. Holder annually with certain tax information. If Volaris concludes that it should be treated as a PFIC for any taxable year, Volaris intends to notify each U.S. Holder of such fact. However, there can be no guarantee that Volaris will be willing or able to provide the information needed by any U.S. Holder to make a “qualified electing fund” election with respect the ADSs.

If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder will generally be taxable currently on its pro rata share of Volaris’ ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which Volaris is treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder will recognize taxable income without the corresponding receipt of cash from Volaris with which to pay the resulting tax obligation. The basis in the ADSs held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in the ADSs, and will not be taxed again as distributions to the U.S. Holder.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the tax treatment discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs would be a capital loss to the extent it exceeds previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by Volaris, except that the reduced rate discussed above under “—Taxation of Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. NYSE is a qualified exchange and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if Volaris were treated as a PFIC.

A U.S. Holder who owns ADSs during any taxable year that Volaris is treated as a PFIC would be required to file IRS Form 8621, including in order to comply with an additional annual filing requirement imposed under legislation enacted in 2010. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should Volaris be considered a PFIC for any taxable year and the application of the information reporting requirements to their particular situation.

Additional Tax on Net Investment Income

If a U.S. holder is not a corporation, a U.S. Holder will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include any dividend income on the ADSs and gain recognized by the U.S. holder with respect to the sale or other taxable disposition of the ADSs, unless such income or gain is derived in the ordinary course of the U.S. Holder’s trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are encouraged to consult their own tax advisors regarding the applicability the additional tax on net investment income to their income and gain in respect of the ADSs.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that additional reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to ADSs and the application of these additional reporting requirements to their particular situations.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs.

Mexican Taxation

General

The following summary of certain Mexican federal income tax consequences of the purchase, ownership and disposition of ADSs or CPOs or the Series A shares underlying the CPOs, is based upon the federal tax laws of Mexico as in effect on the date of this annual report, which are subject to change. Prospective purchasers of ADSs or CPOs are encouraged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or CPOs and indirectly the Series A shares underlying the CPOs, including, in particular, the effect of any foreign, state or municipal tax laws.

This summary is based upon the Mexican federal income tax laws in effect on the date of this annual report, which are subject to change and does not describe any tax consequences arising under the laws of any state or municipality, other than the federal laws of Mexico.

Holders of ADSs or CPOs are encouraged to consult their own tax advisors as to their entitlement to the benefits, if any, afforded by the U.S.-Mexico Tax Treaty regarding income tax.

Mexico has also entered into and is negotiating several other tax treaties with various countries, that may have an impact on the tax treatment of the purchase, ownership and disposition of ADSs, CPOs or the Series A shares underlying the CPOs. Prospective purchasers of the ADSs or CPOs are encouraged to consult their own tax advisors as to the tax consequences, if any, of any such treaties.

The following summary of the Mexican federal income tax consequences of the purchase, ownership or disposition of ADSs or CPOs is a general summary of the principal consequences, under Mexican tax law and the U.S.-Mexico Tax Treaty, as currently in effect, of such purchase, ownership or disposition of ADSs or CPOs by non-Mexican holders (but not by holders who are or may be deemed residents of Mexico for tax purposes), that will not hold ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment for tax purposes, in Mexico.

For purposes of Mexican taxation, individuals are residents of Mexico for tax purposes if they have established their place of residence in Mexico, unless they have a place of residence in a different country, in which case such individuals will only be considered residents of Mexico for tax purposes if they have their center of vital interests (centro de intereses vitales) in Mexico. Mexican law considers individuals to have their center of vital interests in Mexico if (i) at least 50% of their income is derived from Mexican sources or (ii) their principal center of professional activities is located in Mexico, among others. An individual will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of such person’s core of vital interests. A legal entity is a resident of Mexico if it is incorporated under the laws of Mexico, or if it maintains the principal administration of its business or the effective location of its management in Mexico.

A permanent establishment in Mexico of a non-Mexican resident will be regarded as a resident of Mexico for tax purposes, and any and all income attributable to such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law.

Dividends

Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to ADSs or CPOs are currently not subject to Mexican withholding or similar taxes.

Dividends paid from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level payable by us (and not by shareholders or holders of ADSs or CPOs). This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax.

Disposition of ADSs or CPOs

The sale or the disposition of ADSs or CPOs by a non-Mexican holder will not be subject to any Mexican tax, if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Ministry of Finance and Public Credit (Secretariá de Hacienda y Crédito Público).

The exemption referred to in the previous paragraph would not be applicable (i) if the person or group of persons that directly or indirectly hold 10% or more of the shares of Volaris, in a period of 24 months, sell 10% or more of such shares, through one transaction or through more than one simultaneous or successive transactions, including transactions conducted through derivatives or in any other analogous or similar manner, and (ii) if a person or group of persons who control Volaris sell their control through one transaction or more than one simultaneous or successive transactions in a period of 24 months, including transactions conducted through derivatives or in any other analogous or similar manner. For purposes of the above, “control” and “group of persons” have the meaning ascribed to them in the Mexican Securities Market Law. Gains received by a non-resident holder arising out of the sale or other transfers of ADSs or CPOs made in any of the circumstances described in (i) and (ii) above, are deemed as income arising from Mexican source subject to Mexican income tax.

Gain on sales or other dispositions of ADSs or CPOs made in circumstances other than those described in the first paragraph of this section, generally would be subject to Mexican tax at a rate of 25% based on the aggregate proceeds received from the transaction or, subject to certain requirements applicable to the seller (including the appointment of a representative in Mexico for tax purposes to pay the applicable taxes), on any gain arising from a sale or other disposition as described in the next paragraph. If income of a non-resident holder is subject to a preferential tax regime (as defined by the Mexican Income Tax Law), the applicable rate may be up to 40% on the gross income obtained.

A non-resident holder may elect to pay taxes on the gains realized from the sale of our shares on a net basis (sales price less tax cost basis) at a rate of 30%, provided that the income of the non-resident holder is not subject to a preferential tax regime (as such terms are defined by the Mexican Income Tax Law), the non-resident holder appoints a legal representative in Mexico for purposes of the disposition of the shares and the representative files a tax notice claiming the election and a tax return coupled with a report issued by a public accountant.

Pursuant to the U.S.-Mexico Tax Treaty, gains realized by a holder of ADSs or CPOs that is eligible to claim benefits thereunder may be exempt from Mexican income tax on gains realized on a sale or other disposition of shares, if such holder owned, directly or indirectly, less than 25% of our outstanding capital stock during the 12-month period preceding such disposition provided certain requirements are met. These requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a legal representative in Mexico for taxation purposes, and (iii) present tax reports prepared by authorized certified public accountants.

Single Rate Business Tax Law and Value Added Tax

The disposition of the ADSs or CPOs made by non-resident holders would be exempt from the payment of the Single Rate Business Tax, pursuant to the Single Rate Business Tax Law (Ley del Impuesto Empresarial a Tasa Única).

Likewise, according to the provisions of the Value Added Tax Law (Ley del Impuesto al Valor Agregado), the disposition of the ADSs or CPOs made by non-resident holders would be exempt from the Value Added Tax.

Other Mexican Taxes

There are currently no Mexican estate, gift, inheritance or value added taxes applicable to the purchase, ownership or disposition of ADSs or CPOs. However, gratuitous transfers of ADSs or CPOs may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.

There are currently no Mexican stamp, registration or similar taxes payable with respect to the purchase, ownership or disposition of ADSs or CPOs.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. Registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared according to IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at: Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210, Attention: Investor Relations, Email: ir@volaris.com, Tel.: +52-55-5261-6400.

I.	Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are subject to certain market risks, including commodity prices, specifically fuel. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided below does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2011, 2012 and 2013 represented approximately 41%, 42% and 40%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. For the year ended December 31, 2013, we hedged approximately 11% of our forecasted fuel requirements using swaps. US Gulf Coast Jet Fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers. Based on our 2013 annual fuel consumption, a 10% increase in the average price per gallon of the U.S. Gulf Coast Jet Fuel 54, would have increased our fuel budget expense for 2013 by approximately Ps.528.2 million. To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel derivative contracts as of December 31, 2011, 2012 and 2013 was Ps.0.93 million, Ps.2.36 million and Ps.11.1 million net asset, respectively. We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2013, we believe the credit exposure related to these fuel forward contracts was minor.

The following table illustrates the sensitivity of our derivative financial instruments to a possible five percent positive or negative change in the reference fuel price, the U.S. Gulf Coast Jet Fuel 54 forward level, with all other variables held constant, in our statement of financial position.

US Gulf Coast Jet Fuel 54 forward level	Position as of December 31, 2013 effect on equity (thousands of U.S. dollars)
+5%	820
-5%	(820)

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 26% of our revenues came from operations in the United States for the year ended December 31, 2013 (compared to 24% in 2012), the U.S. dollar denominated collections accounted for 31% and 34% of our total collections in 2013 and 2012, respectively. Our foreign exchange exposure as of December 31, 2011, 2012 and 2013 are a net asset position by U.S.$169.7 million, U.S.$197.1 million and U.S.$368.8 million, respectively. During the year ended December 31, 2013 and 2012, we did not enter into exchange rate derivatives financial instruments. During the year ended December 31, 2011, we entered into exchange rate derivatives financial instruments resulting in a loss of Ps.1,069 million. All our derivatives positions matured in January 2011, accordingly, there is no fair value as of December 31, 2011.

Interest Rates. We have market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases. A hypothetical 100 bps increase in LIBOR in 2013 would have affected our aircraft rent expense in 2013 by Ps.6.9 million. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. At December 31, 2011, 2012 and 2013, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.162.7 million, Ps.147.7 million and Ps.106.2 million, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext. A hypothetical 100 bps increase in market interest rates as of December 31, 2013 would have increased our debt interest payment in 2013 on our consolidated statement of financial position by Ps.5.5 million.

The following table illustrates the sensitivity of our derivative financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a 100 basis point positive or negative change in the referenced interest rate, the LIBOR curve, with all other variables held constant, in our statement of financial position.

Increase (decrease) in LIBOR curve	Position as of December 31, 2013 effect on equity (thousands of U.S. dollars)
+100 basis points	2.10
-100 basis points	(2.24)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent ten CPOs (or a right to receive ten CPOs) deposited with Indeval , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.

ADSs may be held either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (ii) by having ADSs registered in the holder’s name in the Direct Registration System, or DRS, or (b) indirectly by holding a security entitlement in ADSs through a broker or other financial institution.

The DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

We will not treat ADS holders as one of our shareholders and ADS holders will not have shareholder rights under Mexican law and our by-laws. A deposit agreement among us, the depositary and ADS holders, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives in respect of the underlying CPOs or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of CPOs their ADRs represent.

Cash Dividends and Distributions. The depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the applicable CPOs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any Mexican government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the depositary can only convert a portion of the cash dividend into U.S. dollars, it can either distribute the unconverted portion in the foreign currency or hold the foreign currency on the account of the ADS holders. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some or all of the value of the distributions. Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See Item 10: “Additional Information—Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Share Dividends and Distributions. The depositary may distribute additional ADSs representing any additional CPOs issued as a result of our issuing a share dividend or distribution. The depositary will only distribute whole ADSs. It will sell CPOs or Series A Shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new CPOs. The depositary may sell a portion of the distributed CPOs or Series A shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional CPOs. If the CPO trustee offers CPO holders any rights to subscribe for additional CPOs or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. Under current Mexican law, preemptive rights with respect to our common stock may not be sold apart from the applicable shares. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. If the depositary makes rights to purchase CPOs available to ADS holders, it will exercise the rights and purchase the CPOs on their behalf. The depositary will then deposit the CPOs and deliver ADSs to the applicable holders. It will only exercise rights if holders pay it the exercise price and any other charges required by the terms of the rights. U.S. securities laws may restrict transfers and cancellation of the ADSs representing CPOs purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else the CPO trustee distributes on deposited securities by any means it determines to be legal, fair and practical. If the depositary determines that it cannot make the distribution in a legal, fair and practical manner, it may sell the distributed assets and distribute the net proceeds, in the same way as it does with cash or determine to hold the distributed assets, in which case ADSs will also represent the newly distributed assets. However, the depositary is not required to distribute any securities (other than ADSs) unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Unlawful or Impracticable Distributions. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, CPOs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, CPOs, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our common stock or any value for such distributions if it is illegal or impractical for us to make them available to such holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs upon the deposit of CPOs or evidence of rights to receive CPOs with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs to the persons requested.

Upon surrender of ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the surrendered ADSs to the person surrendering the ADSs or a person designated by them at the office of the custodian or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible; provided, however, that non-Mexican holders may not hold Series A shares directly, but will hold CPOs representing a financial interest in such Series A shares as described in this prospectus.

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Expenses of the depositary	Conversion of foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay or distribute to applicable ADS holder any proceeds or property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If We:	Then:
Change the nominal or par value of the CPOs	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Reclassify, split up or consolidate any of the deposited securities	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Distribute securities on the CPOs that are not distributed to ADS holders

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs for any reason without the consent of the ADS holders. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify ADS holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise ADS holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver CPOs and other deposited securities upon surrender of ADSs. Four months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Shareholder Communications and Inspection of Register of Holders of ADSs

The depositary will make available for shareholders’’ inspection at its office all communications that it receives from us or the CPO trustee as a holder of deposited securities that we or the COP trustee make generally available to holders of deposited securities. The depositary will send shareholders copies of those communications if we ask it to. Shareholders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on an ADR holder’s behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution of ADSs, or permit withdrawal of CPOs, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary, the CPO trustee or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

ADS Holders’ Right to Receive the CPOs Underlying ADSs

ADS holders have the right to surrender their ADSs and withdraw the underlying CPOs at any time except:

•	when temporary delays arise because: (i) the depositary or the CPO trustee has closed its transfer books or we have closed our transfer books; (ii) the transfer of CPOs is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common stock or any other security deposited with the CPO trustee;

•	if the ADS holder owes money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of CPOs or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying CPOs. This is called a pre-release of the ADSs. The depositary may also deliver CPOs upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CPOs are delivered to the depositary. The depositary may receive ADSs instead of CPOs to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the CPOs or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Depositary Payments

US$601,184.00 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that José Luis Fernández Fernández, a member of our audit and corporate governance committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC.

See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

ITEM 16B.	Code of Ethics

We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics is available on our website at www.ir.volaris.com under the “Corporate Governance—Code of Ethics” tab. The information on our website is not incorporated into this annual report.

ITEM 16C.	Principal Accountant Fees and Services

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2013 and 2012. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2013 and 2012 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2013	2012
	(in Pesos)
Audit Fees(1)	10,189,132	2,257,050
Audit-Related Fees(2)	1,195,856	—
Tax Fees(3)	979,800	465,000
All Other Fees	—	—
Total	12,364,788	2,722,050

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, including our initial public offering.
(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by our principal auditors for tax compliance reports, social security reports and transfer pricing.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013, 2012 and 2011 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global , has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2013, 2012 and 2011, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2013, 2012 and 2011 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

ITEM 16G.	Corporate Governance

As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards. Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards. The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)	Director Independence. Pursuant to the Mexican Securities Market Law and our by-laws, our shareholders are required to appoint the members of our board of directors comprised of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management” and Item 10: “Additional Information— Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors—Election of Directors.”

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)	Executive Sessions. Non-management directors are not required to meet in executive sessions without management.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Nominating Committee. We are not required to have a nominating committee. However, we maintain a compensation committee which may, among other things, submit proposals to our board of directors in respect of the appointment of principal officers, the inaction, amendment or formation of incentive plans for officers and compensation of officers within the first four corporate levels. See Item 6: “Directors, Senior Management and Employees— Directors and Senior Management—Board of Directors” and Item 10: “Additional Information— Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5)

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. We are not required to have a compensation committee. However, we maintain a compensation committee that makes proposals to the board of directors in respect of compensation of officers within the first four corporate levels. See Item 10: “Additional Information—Memorandum and Articles of Association— Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to Mexican Securities Market Law and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our compensation committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may request the opinion of a third- party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require board of directors approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by notice provided in newspapers of wide distribution in Mexico, and which specify the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy, and makes proxies available. Shareholders that are Mexican investors and are entitled to vote, may attend a shareholders’ meeting and cast votes at such meeting. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings. As foreign investors, holders of ADSs (or CPOs underlying the securities) are not entitled to vote at our shareholders’ meetings.

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Under Mexican law we must be audited by a public accountant that qualifies as independent, and satisfies the requirements specified under applicable law, maintaining certain quality standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-57.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1	By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†	Amended and Restated Component Services and Pooling Agreement, dated as of February 10, 2009, between the Company and Aveos Fleet Performance Inc. (incorporated by reference to Exhibit 10.3 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.5†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.6†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.7†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.8†	Aircraft Repair and Maintenance Service Agreement, dated as of March 6, 2007, between the Company and Aeromantenimiento, S.A. (incorporated by reference to Exhibit 10.8 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.10†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.15†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of September 17, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.16†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of October 10, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.17†	Lease Agreement, dated as of March 26, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.17 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.18†	Lease Agreement, dated as of April 20, 2007, between the Company and International Lease Finance Corporation (incorporated by reference to Exhibit 10.18 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.19†	Lease Agreement, dated as of June 18, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.19 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.20†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.20 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.21†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.21 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.22†	Lease Agreement, dated as of November 7, 2008, between the Company and Amentum Leasing No. Four Limited (incorporated by reference to Exhibit 10.22 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.23†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.23 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.24†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.25†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.26†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.27†	Lease Agreement, dated as of November 9, 2010, between the Company and Wilmington Trust SP Services (Dublin) Limited (incorporated by reference to Exhibit 10.27 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.28†	Lease Agreement, dated as of November 17, 2010, between the Company and Wilmington Trust SP Services (Dublin) Limited (incorporated by reference to Exhibit 10.28 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.29†	Lease Agreement, dated as of November 17, 2010, between the Company and Wilmington Trust SP Services (Dublin) Limited (incorporated by reference to Exhibit 10.29 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.30†	Lease Agreement, dated as of April 7, 2011, between the Company and MASL Ireland (22) Limited (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.31†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.32†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.32 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.33†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.33 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.34†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.35†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc. (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.36†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.38†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.39†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.40†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.41†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.42†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.43†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.44†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.45†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.46†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.47†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.48†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.49†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.50†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.51†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.52†	Revolving Credit Line Agreement dated July 27, 2011, among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C. and the First Amendment dated August 1, 2013 (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.53†	Master Agreement, dated as of July 20, 2009, between the Company and Sabre, Inc. and Work Order Number 1, dated as of July 20, 2009, under the Master Agreement (incorporated by reference to Exhibit 10.53 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.54†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.55†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1	List of the Subsidiaries of the Company

Exhibit Number	Exhibit

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	Chief Executive Officer

By:	/s/ Fernando Suárez
Name:	Fernando Suárez
Title:	Chief Financial Officer

By:	/s/ Jaime Pous
Name:	Jaime Pous
Title:	General Counsel

Date: April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Mancera, S.C. A member practice of Ernst & Young Global /s/ Francisco Álvarez del Campo

Mexico City, Mexico

April 24, 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2013 (Thousands of U.S. dollars)		At December 31,
			2013		2012
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	187,418	Ps.	2,450,773	Ps.	822,076
Accounts receivable:
Related parties (Note 7)		68		885		3,619
Other accounts receivable, net (Note 8)		20,632		269,795		237,331
Recoverable taxes		25,349		331,479		146,366
Inventories (Note 9)		8,705		113,835		97,150
Prepaid expenses and other current assets (Note 10)		24,698		322,971		267,874
Financial instruments (Note 3)		851		11,133		2,360
Guarantee deposits (Note 11)		38,167		499,089		238,242

Total current assets		305,888		3,999,960		1,815,018
Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		102,575		1,341,323		1,195,319
Intangible assets, net (Note 13)		6,063		79,282		60,235
Deferred income tax (Note 19)		23,288		304,525		319,969
Guarantee deposits (Note 11)		199,096		2,603,481		2,244,665
Other assets		3,763		49,213		54,045
Assets classified as held for sale (Note 12)		—		—		12,307

Total assets	US$	640,673	Ps.	8,377,784	Ps.	5,701,558

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	106,563	Ps.	1,393,469	Ps.	1,258,670
Accounts payable:
Suppliers		40,802		533,555		520,345
Related parties (Note 7)		232		3,036		3,399
Accrued liabilities (Note 15a)		78,972		1,032,682		805,791
Taxes and fees payable (Note 1q)		45,806		598,976		560,418
Financial instruments (Note 3)		2,435		31,845		37,011
Financial debt (Note 5)		20,531		268,468		527,383
Other liabilities (Note 15c)		727		9,498		8,880

Total short-term liabilities		296,068		3,871,529		3,721,897
Long-term liabilities:
Financial instruments (Note 3)		5,682		74,306		110,702
Financial debt (Note 5)		22,470		293,824		632,540
Accrued liabilities (Note 15b)		10,521		137,584		139,774
Other liabilities (Note 15c)		870		11,381		7,155
Employee benefits (Note 16)		402		5,260		4,111
Deferred income taxes (Note 19)		1,645		21,530		10,712

Total liabilities		337,658		4,415,414		4,626,891

Equity (Note 18):
Capital stock		227,397		2,973,559		2,376,098
Treasury shares		(8,238)		(107,730)		(133,723)
Contributions for future capital increases		—		1		1
Legal reserve		2,925		38,250		38,250
Additional paid-in capital		136,561		1,785,744		(190,850)
Accumulated losses		(50,546)		(660,967)		(929,645)
Accumulated other comprehensive losses		(5,084)		(66,487)		(107,910)

Total equity attributable to equity holders of the parent		303,015		3,962,370		1,052,221
Non-controlling interest		—		—		22,446

Total equity		303,015		3,962,370		1,074,667

Total liabilities and equity	US$	640,673	Ps.	8,377,784	Ps.	5,701,558

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed en Mexican pesos)

	2013 (Thousands of U.S. dollars, except for earnings per share)		For the years ended December 31,
			2013		2012		2011
Operating revenues (Note 1d):
Passenger	US$	850,176	Ps.	11,117,327	Ps.	10,176,747	Ps.	8,036,275
Non-ticket		144,162		1,885,144		1,509,668		842,341

		994,338		13,002,471		11,686,415		8,878,616
Other operating income (Note 20)		(8,509)		(111,277)		(68,800)		(73,831)
Fuel		388,929		5,085,829		4,730,089		3,823,232
Aircraft and engine rent expense (Note 14c)		167,273		2,187,339		1,885,696		1,508,135
Landing, take-off and navigation expenses		147,109		1,923,673		1,639,945		1,281,583
Salaries and benefits		119,546		1,563,239		1,302,971		1,120,359
Sales, marketing and distribution expenses		53,848		704,146		751,919		750,474
Maintenance expenses		43,751		572,114		498,836		379,626
Other operating expenses (Note 20)		35,063		458,500		356,517		359,046
Depreciation and amortization (Notes 12 and 13)		23,059		301,531		211,002		102,977

Operating income (loss)		24,269		317,377		378,240		(372,985)
Finance income (Note 21)		1,895		24,774		13,611		5,539
Finance cost (Note 21)		(9,615)		(125,737)		(89,731)		(57,718)
Exchange gain (loss), net		5,080		66,428		(95,322)		110,150

Income (loss) before income tax		21,629		282,842		206,798		(315,014)
Income tax expense (Note 19)		(1,342)		(17,550)		(3,481)		(476)

Net income (loss)	US$	20,287	Ps.	265,292	Ps.	203,317	Ps.	(315,490)

Attribution of net income (loss):
Equity holders of the parent	US$	20,546	Ps.	268,678	Ps.	215,239	Ps.	(293,540)
Non-controlling interest		(259)		(3,386)		(11,922)		(21,950)

Net income (loss)	US$	20,287	Ps.	265,292	Ps.	203,317	Ps.	(315,490)

Earnings (loss) per share basic:	US$	0.024	Ps.	0.310	Ps.	0.294 *	Ps.	(0.403)*
Earnings (loss) per share diluted:	US$	0.024	Ps.	0.310	Ps.	0.294 *	Ps.	(0.403)*

*	Per share amounts in the Company’s consolidated statements of operations reflect the retrospective application of the stock split adopted on June 11, 2013 (Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2013 (Thousands of U.S. dollars)		For the years ended December 31,
			2013		2012		2011
Net income (loss) for the year	US$	20,287	Ps.	265,292	Ps.	203,317	Ps.	(315,490)

Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedges (Note 22)		3,657		47,819		16,325		(66,720)
Income tax effect		(1,097)		(14,346)		(4,900)		20,016
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) of employee benefits (Note 16)		843		11,026		(235)		(5,823)
Income tax effect		(235)		(3,076)		(101)		1,749

Other comprehensive income (loss) for the year, net of tax	US$	3,168	Ps.	41,423	Ps.	11,089	Ps.	(50,778)

Total comprehensive income (loss) for the year, net of tax	US$	23,455	Ps.	306,715	Ps.	214,406	Ps.	(366,268)

Attributable to:
Equity holders of the parent	US$	23,714	Ps.	310,101	Ps.	216,449	Ps.	(339,351)
Non-controlling interest		(259)		(3,386)		(2,043)		(26,917)

	US$	23,455	Ps.	306,715	Ps.	214,406	Ps.	(366,268)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos)

Attributable to the equity holders of the parent

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Accumulated losses		Employee benefits		Cash flow hedges		Total		Non-controlling interest		Total equity
Balance as of January 1, 2011	Ps.	1,966,313	Ps.	—	Ps.	1	Ps.	—	Ps.	—	Ps.	(813,094)	Ps.	(3,898)	Ps.	(59,411)	Ps.	1,089,911	Ps.	136,096	Ps.	1,226,007
Legal reserve		—		—		—		38,250		—		(38,250)		—		—		—		—		—
Net loss for the period		—		—		—		—		—		(293,540)		—		—		(293,540)		(21,950)		(315,490)
Other comprehensive loss items		—		—		—		—		—		—		(4,085)		(41,726)		(45,811)		(4,967)		(50,778)

Total comprehensive income		—		—		—		—		—		(293,540)		(4,085)		(41,726)		(339,351)		(26,917)		(366,268)

Balance as of December 31, 2011		1,966,313		—		1		38,250		—		(1,144,884)		(7,983)		(101,137)		750,560		109,179		859,739
Capital stock increase (Note 18c)		498,632		—		—		—		—		—		—		—		498,632		—		498,632
Unpaid treasury shares (Note 17)		—		(133,723)		—		—		—		—		—		—		(133,723)		—		(133,723)
Unpaid capital and treasury shares (Note 18c)		(88,847)		—		—		—		—		—		—		—		(88,847)		—		(88,847)
Acquisition of non-controlling interest (Note 18c)		—		—		—		—		(190,850)		—		—		—		(190,850)		(84,690)		(275,540)
Net income for the period		—		—		—		—		—		215,239		—		—		215,239		(11,922)		203,317
Other comprehensive (loss) income items		—		—		—		—		—		—		(342)		1,552		1,210		9,879		11,089

Total comprehensive income		—		—		—		—		—		215,239		(342)		1,552		216,449		(2,043)		214,406

Balance as of December 31, 2012		2,376,098		(133,723)		1		38,250		(190,850)		(929,645)		(8,325)		(99,585)		1,052,221		22,446		1,074,667
Net proceeds from initial public offering (Note 18b)		508,614		—		—		—		2,044,313		—		—		—		2,552,927		—		2,552,927
Capital stock increase (Note 1a)		88,847		—		—		—		—		—		—		—		88,847		—		88,847
Acquisition of non-controlling interest (Note 1a)		—		—		—		—		(69,787)		—		—		—		(69,787)		(19,060)		(88,847)
Exercise of stock options (Note 17)		—		25,993		—		—		—		—		—		—		25,993		—		25,993
Management incentive plan cost (Note 17)		—		—		—		—		2,068		—		—		—		2,068		—		2,068
Net income for the period		—		—		—		—		—		268,678		—		—		268,678		(3,386)		265,292
Other comprehensive income items		—		—		—		—		—		—		7,950		33,473		41,423		—		41,423

Total comprehensive income								—		—		268,678		7,950		33,473		310,101		(3,386)		306,715

Balance as of December 31, 2013	Ps.	2,973,559	Ps.	(107,730)	Ps.	1	Ps.	38,250	Ps.	1,785,744	Ps.	(660,967)	Ps.	(375)	Ps.	(66,112)	Ps.	3,962,370	Ps.	—	Ps.	3,962,370

Balance as of December 31,2013	US$	227,397	US$	(8,238)	US$	—	US$	2,925	US$	136,561	US$	(50,546)	US$	(29)	US$	(5,055)	US$	303,015	US$	—	US$	303,015

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	Thousands of U.S. dollars 2013		For the years ended December 31,
			2013		2012		2011
Operating activities
Income (loss) before income tax	US$	21,629	Ps.	282,842	Ps.	206,798	Ps.	(315,014)
Non-cash adjustment to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)		23,059		301,531		211,002		102,977
Provision for doubtful accounts (Note 8)		651		8,515		3,442		10,901
Finance income		(1,895)		(24,774)		(13,611)		(5,539)
Finance cost		9,615		125,737		89,731		57,718
Foreign exchange		(4,332)		(56,652)		(70,292)		176,587
Financial instruments		2,300		30,075		16,590		27,717
Net gain on disposal of intangible, rotable spare parts, furniture and equipment and gain of sale and leaseback of aircraft (Note 20)		(7,262)		(94,968)		(46,683)		(71,754)
Employee benefits (Note 16)		117		1,527		1,208		1,109
Aircraft and engine lease extension benefit and other benefits by services agreement (Note 1j and 15b)		(3,470)		(45,376)		(26,738)		(10,428)
Management incentive plan (Note 17)		158		2,068		—		—

Cash flows from operating activities before changes in working capital		40,570		530,525		371,447		(25,726)
Changes in operating assets and liabilities:
Related parties		181		2,371		755		(4,944)
Other accounts receivable		(3,144)		(41,113)		(80,609)		(28,922)
Recoverable taxes		(13,885)		(181,562)		(70,919)		(17,072)
Inventories		(1,276)		(16,685)		(17,140)		(35,225)
Prepaid expenses		(6,577)		(86,007)		(80,767)		(59,245)
Other assets		370		4,832		(2,543)		(47,174)
Guarantee deposits		(47,388)		(619,663)		(311,255)		(800,588)
Suppliers		1,010		13,210		(15,119)		88,127
Accrued liabilities		17,296		226,171		146,375		209,671
Taxes payable		3,420		44,722		124,595		173,577
Unearned transportation revenue		10,308		134,799		433,280		320,578
Financial instruments		(2,492)		(32,585)		(16,719)		(24,777)
Other liabilities		3,811		49,837		13,797		98,952

		2,204		28,852		495,178		(152,768)
Interest received		1,895		24,774		8,084		5,539
Income tax paid		(1,137)		(14,869)		(5,814)		(476)

Net cash flows provided by (used in) operating activities		2,962		38,757		497,448		(147,705)

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(85,607)		(1,119,442)		(830,305)		(1,193,844)
Acquisitions of intangible assets (Note 13)		(3,178)		(41,558)		(25,900)		(21,055)
Proceeds from disposals of rotable spare parts, furniture and equipment (Note 12)		64,931		849,074		1,043,366		586,869

Net cash flows provided by (used in) investing activities		(23,854)		(311,926)		187,161		(628,030)

Financing activities
Net proceeds from initial public offering (Note 18)		197,160		2,578,161		—		—
Transaction costs on issue of shares		(2,933)		(38,352)		—		—
Proceeds from exercised treasury shares (Note 17)		1,989		25,993		—		—
Interest paid		(5,007)		(65,468)		(127,375)		(55,224)
Debt prepayment premium (Note 5)		(4,987)		(65,206)		—		—
Payments of financial debt		(77,905)		(1,018,722)		(694,292)		(261,387)
Proceeds from financial debt		33,962		444,098		549,769		878,984

Net cash flows (used in) provided by financing activities		142,279		1,860,504		(271,898)		562,373

Increase (decrease) in cash and cash equivalents		121,387		1,587,335		412,711		(213,362)
Net foreign exchange differences on the cash balance		3,164		41,362		(31,703)		(22,483)
Cash and cash equivalents at beginning of year		62,867		822,076		441,068		676,913

Cash and cash equivalents at end of year	US$	187,418	Ps.	2,450,773	Ps.	822,076	Ps.	441,068

Non cash investing and financing transactions:
Corporate restructure	US$	—	Ps.	—	Ps.	276,062	Ps.	—
Acquisition of non-controlling interest with parent shares		5,337		69,787		—		—

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND

SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora and its subsidiaries (the “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary, Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes, or “SCT”) on May 9, 2005 initially for a period of five years and was extended by the SCT on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”.

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suarez on February 24, 2014. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors and by the Shareholders on April 24, 2014. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 24, 2014, and subsequent events have been considered through that date (Note 25).

On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

a)	Relevant events

Initial public offering (“IPO”)

On September 23, 2013, the Company completed its dual listing IPO on the New York Stock Exchange and on the Mexican Stock Exchange, and on September 18, 2013 it started trading under the ticker symbol “VLRS” and “VOLAR”, respectively (Note 18b).

Acquisition of additional interest in Concesionaria

On December 21, 2012 the shareholders of the Company through unanimous resolutions, approved the issuance of an aggregate of 16,719,261 Series A shares (the “Company Swap Shares”) to be held in the treasury until the Swap was exercised at a total price of Ps.88,847.

Although the creation of the Swap and the issuance of the Company Swap Shares were approved on December 21, 2012, the Trust implementing the transaction was created on February 22, 2013, and the Company became a party to such trust (Irrevocable Administrative and Safeguarding Trust denominated “DAIIMX/VOLARIS, identified administratively under number F/1405, hereinafter the “Trust”) on April 10, 2013.

On April 19, 2013, the option of Fideicomiso Irrevocable de Emisión de Certificados Bursátiles F/262374 (“FICAP”), to receive payment in kind with shares from Concesionaria was exercised and it was equity-settled on April 22, 2013.

The Company does not legally own all of the shares of Concesionaria as they are owned by the Trust, however, the Company is the beneficiary of those shares pursuant to the guidelines of IFRS 10, beginning April 22, 2013; for accounting purposes the Company has control over the shares of Concesionaria in accordance with the Trust agreement. Pursuant to IFRS 10, Consolidated Financial Statements, the foregoing represented for accounting purposes a 2.04% increase in the Company’s direct control of the outstanding shares of Concesionaria, thus increasing it to 99.99% with a corresponding decrease in the non-controlling interest.

In April 2013, the Company recognized the capital increase of Ps.88,847, and the difference between the consideration paid and the carrying value of the non-controlling interest acquired, as additional paid-in capital, for an amount of Ps.69,787.

b)	Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013, and were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), using Mexican pesos as the functional and reporting currency.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are recognized as an adjustment of changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statements of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent (Note 1a).

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

c)	Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2013 and 2012, for accounting purposes the companies included in the Group are as follows:

Name	Principal Activities	Country	% Equity interest
			2013	2012
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100.00%	97.95%
Comercializadora Volaris, S.A. de C.V.	Ground transportation services in Mexico	Mexico	100.00%	98.00%
Servicios Corporativos Volaris, S.A. de C.V.	Payroll	Mexico	100.00%	98.00%
Servicios Administrativos Volaris, S.A. de C.V	Payroll	Mexico	100.00%	98.00%
Deutsche Bank México, S.A., Trust 1462	Predelivery payments financing (Note 5)	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1484	Predelivery payments financing (Note 5)	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1498	Predelivery payments financing (Note 5)	Mexico	100.00%	100.00%
Irrevocable Administrative Trust number F/307750	Administration trust	Mexico	100.00%	100.00%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	Share administration trust	Mexico	100.00%	—

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements.

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interest even if this results in the non-controlling interests having a deficit balance.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

d)	Revenue recognition

Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally the Company does not operate a frequent flier program.

Non-ticket revenue includes: cargo services, fees charged to passengers for excess baggage, travel assistance, advance seat selection, carriage of sports equipment check-in, commission from sales of insurance, airport passenger facility charges for no show tickets and other services by third parties. All such revenues are collected from passengers and recognized as non-ticket revenue when the service has been provided, which is typically the flight date.

e)	Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalent consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts. As of December 31, 2013 and 2012, the Company did not have any outstanding bank overdrafts.

f)	Financial instruments- initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investments, (iv) available-for-sale financial assets, or as (v) derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

At December 31, 2013 and 2012, the Company does not have held-to-maturity investments or available-for-sale financial assets.

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Loans and receivables

Loans and receivables and other accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of operations. The losses arising from impairment are recognized in the consolidated statements of operations in finance costs for loans and in other operating expenses for receivables.

This category generally applies to trade and other receivables (Note 8).

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)	Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

For the years ended December 31, 2013, 2012 and 2011, the Company did not record any losses for impairment of financial assets.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as (i) financial liabilities at fair value through profit or loss, (ii) loans and borrowings, or as (iii) derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, loans and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on financial liabilities held for trading are recognized in the income statement. Financial liabilities as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. During the years ended December 31, 2013, 2012 and 2011 the Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations.

This category generally applies to interest-bearing loans and borrowings (Note 5).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

g)	Other accounts receivables and provision for doubtful receivables

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears.

h)	Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the weighted average cost method and expensed when used in operations.

i)	Intangibles assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2013, 2012 and 2011, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s value of intangible assets.

j)	Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements (Note 11).

Aircraft maintenance deposits paid to lessors

The Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engine until the completion of the maintenance of the aircraft and engine.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.

For the years ended December 31, 2013, 2012 and 2011, the Company expensed as supplemental rent Ps.38,426, Ps.27,216 and Ps.36,750, respectively.

Any usage-based maintenance deposits to be paid, related with a major maintenance event that is not expected to be performed, are nonrefundable to the Company and are not substantively related to the maintenance of the leased asset, are accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

For the years ended December 31, 2013, 2012 and 2011, the Company expensed as contingent rent Ps.102,740, Ps.99,390 and Ps.94,645, respectively.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engine is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the year ended December 31, 2011, the Company extended the lease terms of six aircraft lease agreements, which made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.163,024. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed as they were not substantially and contractually related to maintenance. However when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

Additionally, during the year ended December 31, 2013, the Company extended the lease term of two spare engine agreements, which made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.22,911. The effect of these lease extensions were recognized as a guarantee deposit and a deferred liability in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2013, 2012 and 2011, the Company amortized Ps.25,627, Ps.23,254 and Ps.10,428, respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

k)	Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists in scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events are currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (improvements to leased assets) and amortized over the shorter period of the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) in the United States and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil or “DGAC”) in Mexico mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

During the years ended December 31, 2013 and 2012, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.309,382 and Ps.129,876, respectively.

For the years ended December 31, 2013, 2012 and 2011, the amortization of major maintenance leasehold improvement costs was Ps.210,495, Ps.126,302 and Ps.37,530, respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded as incurred in the consolidated statements of operations.

The Company has a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated to this agreement is recognized as incurred in the consolidated statements of operations.

l)	Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

During the years ended December 31, 2013, 2012 and 2011 the Company capitalized borrowing costs which amounted to Ps.25,197, Ps.64,452 and Ps.28,102, respectively. The rate used to determine the amount of borrowing cost was 1%.

Depreciation rates are as follows:

Annual depreciation rate
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event
Computer equipment	25%
Communications equipment	10%
Standardization	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Office furniture and equipment	10%
Workshop tools	33%
Service carts on board	20%
Aircraft parts and rotable spare parts	8.3-16.7%

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2013, 2012 and 2011, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s rotable spare parts, furniture and equipment.

m)	Foreign currency transactions and exchange differences

The Mexican peso is the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date. Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial transactions.

n)	Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific return condition. The Company accrues for restitution costs related to aircrafts held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft.

The Company records aircraft lease return liabilities reserve that is calculated based on the best estimate of the return obligation costs under each aircraft lease agreement. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation.

o)	Employee benefits

i)	Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)	Seniority premiums

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2013.

Remeasurement gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iii)	Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19R, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the years ended December 31, 2013, 2012 and 2011 the Company expensed Ps.29,978 and Ps.34,336 and Ps.30,793, respectively, as quarterly incentive bonuses, recorded in the caption salaries and benefits.

iv)	Long-term retention plan

The Company has an employee long-term retention plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on the Company’s performance. Incentives under this plan are payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19R.

During the years ended December 31, 2013, 2012 and 2011 the Company expensed Ps.6,327 and Ps.6,453 and Ps.7,407, respectively, as bonuses as part of the caption salaries and benefits.

v)	Management incentive plan

Certain key employees of the Company receive additional benefits through a share purchase agreement, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in consolidated statements of operations under the caption of salaries and benefits, over the vesting period (Note 17).

vi)	Employee profit sharing

Employee profit sharing is computed at the rate of 10% of the individual company’s taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations (Note 16).

p)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is basically the same as the fair value of the leased asset, net of any future benefit or scrap value; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engine and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i) Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii) If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii) If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

q)	Taxes and fees payable

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

r)	Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

s)	Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2013 and 2012, there was no ineffectiveness with respect to derivative financial instruments.

The realized gain or loss on valuation of derivative financial instruments that qualify for hedge accounting is recorded in the same consolidated statement of operations caption as the realized gain or loss as on the hedged item.

Derivative financial instruments that are not designated as a hedge or are not effective hedges, are recognized at fair value with changes in fair value recorded in current year earnings.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position (Note 11).

t)	Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

u)	Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares (Note 17).

v)	Operating segments

The Company is managed as a single business unit that provides air transportation and related services. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America), and all its assets and liabilities are located in Mexico (Note 24).

w)	Reclassifications

Certain captions shown in the 2012 financial statements as originally issued have been reclassified for uniformity of presentation with the 2013 financial statements. The effects of this reclassification were recognized retrospectively in the statement of financial position as of December 31, 2012, in conformity with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

	As reported originally 2012		As reclassified 2012*
Financial position:
Short-term liabilities
Accrued liabilities	Ps.	765,792	Ps.	805,791
Other liabilities		48,879		8,880

Long-term liabilities
Accrued liabilities		—		139,774
Other liabilities		146,929		7,155

Cash flow:
Accrued liabilities	Ps.	121,487	Ps.	146,375
Other liabilities		38,685		13,797

*	The 2012 amounts were reclassified to be comparable with the 2013 presentation.

x)	Impact of new International Financial Reporting Standards

New and amended standards and interpretations

In 2013, the Company applied, for the first time, certain standards and amendments, of which only the amendments of IAS 1, Presentation of Financial Statements required retrospective application of previous financial statements. The other standards include IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 13, Fair Value Measurement for which, with respect to the Company, no retrospective changes were needed to prior period financial statements. In addition, the application of IFRS 12, Disclosure of Interests in Other Entities resulted in additional disclosures in the consolidated financial statements (Note 1).

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities

The changes introduced by IFRS 10 requires management to exercise significant judgment to determine which entities are controlled and, therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. As a result of IFRS 10, the Company changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion for its investees as at January 1, 2012 and concluded that the adoption of the standard had no impact on the Company’s financial position or performance.

IFRS 11 Joint Arrangements

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method.

As a result of IFRS 11, the Company has changed its accounting policy for determining whether it has joint arrangements and consequently how to account for its interest in the arrangement.

The Company does not have joint arrangements, accordingly it has concluded that the adoption of this standard has no impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights.

The standard requires that for each subsidiary that has non-controlling interests that are material to the Company, disclose summarized financial information about the assets, liabilities, profit or loss and cash flows of the subsidiary. As of December 31, 2013, the Company does not have non-controlling interests, and for 2012 and 2011 the non-controlling interests in the Company’s subsidiaries are not material.

The Company does not have any unconsolidated structured entities or joint arrangements. IFRS 12 disclosures of the Company’s holdings in other entities are provided in Notes 1c.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Company re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures.

The adoption of IFRS 13 did not have a material impact on the fair value measurements of the Company. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 4.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The Company evaluated the amendments to IFRS 7 and concluded that they do not represent an impact on disclosures of financial instruments, as no enforceable master netting agreements do exist for its financial instruments.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (“recycled”) to profit or loss at a future point in time (e.g., net loss or gain on cash flow hedges) have to be presented separately from items that will not be reclassified (e.g., remeasurement gain or loss on employee benefits). The amendments affected the presentation of the consolidated statements of comprehensive income with the additional grouping in OCI, and have no impact on the Company’s financial position or performance.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. The Company has yet to complete its evaluation of the impact of this first phase on the Company’s financial position or performance.

IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014.

The Company has yet to complete its evaluation of the impact of this standard on the Company’s financial position or performance.

IFRIC Interpretation, 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has not early adopted this IFRIC. The Company has yet to complete its evaluation of whether this interpretation will have a material impact on its consolidated financial statements.

IAS 39 Amendments of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014.

The Company has yet to complete its evaluation of the impact of this standard on the Company’s financial position or performance.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments require disclosure of the recoverable amounts of the assets or CGUs for which an impairment loss has been recognized or reversed during the period. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014. The Company has not recognized or reversed any impairment loss on non-financial assets during the periods presented in these financial statements.

The Company has yet to complete its evaluation of the impact of this standard on the Company’s financial position or performance.

y)	Convenience translation

U.S. dollar amounts at December 31, 2013 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.13.0765 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2013. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

2.	Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements. Note 1 to the Company’s consolidated financial statements provides a detailed discussion of the significant accounting policies.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i)	Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor (Note 11).

ii)	Management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 17.

iii)	Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

At December 31, 2013, the Company’s tax loss carry-forwards amount to Ps.2,071,195 (Ps.2,014,874 at December 31, 2012). These losses relate to operations of the Company and of its subsidiaries on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2013, 2012 and 2011, the Company used Ps.204,403, Ps.256,589 and Ps.770, respectively, of the available tax loss carry-forwards (Note 19).

iv)	Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 3).

v)	Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi)	Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

3.	Financial instruments

Concentration of risk

The Company’s activities are exposed to different financial risks: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings. The Company uses derivative financial instruments to hedge part of these risks. The Company does not engage derivatives for speculative purposes.

Market risk

a)	Fuel price risk

The Company is exposed to fuel price risk and its fuel price risk management policy aims to provide the Company with protection against sudden and significant increases in fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the over the counter markets with approved counterparties and within approved limits. Aircraft fuel consumed in the years ended December 31, 2013, 2012 and 2011 represented 40%, 42% and 41%, of the Company’s operating expenses, respectively.

During the years ended December 31, 2013, 2012 and 2011, the Company entered into fuel swap contracts that are being accounted for as cash flow hedges that gave rise to a gain of Ps.6,694, Ps.19,984, and Ps.9,260, respectively. These instruments qualify for hedge accounting and accordingly, the effects of the hedges are presented as part of fuel cost in the consolidated statements of operations.

As of December 31, 2013 and 2012, the fair value of these financial instruments was Ps.11,133 and Ps.2,360, respectively and is presented as part of current assets.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2013 Maturities
	1Q14		2Q14		Total
Fuel risk
Notional volume in gallons (thousands)*		4,016		1,456		5,472
Future agreed rate per gallon (U.S. dollars)**	US$	2.8803	US$	2.8541	US$	2.8734
Total in thousands of Mexican pesos ***	Ps.	151,260	Ps.	54,340	Ps.	205,605
Approximate percentage of hedge (of expected consumption value)		11.9%		4.0%		7.8%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average
***	Exchange rate at December 31, 2013 was Ps.13.0765

The following table illustrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on the caption of accumulated other comprehensive income. The calculations were made considering a parallel movement of 5% in the forward curve of the US Gulf Coast Jet 54 as of December 31, 2013:

Sensitivity of position as of December 31, 2013 effect on equity (thousands of U.S. dollars)
US Gulf Coast Jet Fuel 54 forward level
+5%	820
-5%	-820

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different currency from the Company’s functional currency (including the amounts payable arising from U.S. dollar denominated expenses and U.S. dollars linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although 26% of its revenues came from operations in the United States of America for the year ended at December 31, 2013 (26% at December 31, 2012) and U.S. dollar denominated collections accounted for 31% and 34% of the Company’s total collections in 2013 and 2012, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated. The Company’s foreign exchange exposure at December 31, 2013 and 2012 is as set forth below:

	Thousands of U.S. dollars
	2013		2012
Assets:
Cash and cash equivalents	US$	152,459	US$	46,965
Aircraft maintenance deposits paid to lessors		199,385		158,568
Pre-delivery payments*		67,237		69,940
Deposits for rental of flight equipment		30,902		22,573
Collateral of derivative financial instruments		3,060		6,272
Derivative financial instruments		851		181

Total assets		453,894		304,499

Liabilities:
Financial debt (Note 5)		43,001		68,667
Foreign suppliers		33,968		27,425
Derivative financial instruments		8,117		11,354

Total liabilities		85,086		107,446

Net foreign currency position	US$	368,808	US$	197,053

*	These assets are included as part of rotable, spare parts, furniture and equipment, and therefore are not revalued.

	Thousands of U.S. dollars
	2013		2012
Off-balance sheet transactions exposure:
Aircraft operating leases (Note 14)	US$	988,408	US$	817,622
Aircraft and engine commitments (Note 23)		473,967		521,959

Total foreign currency	US$	1,462,375	US$	1,339,581

During the year ended on December 31, 2013 and 2012, the Company did not enter into exchange rate derivatives financial instruments, however for the year ended December 31, 2011 the Company entered into exchange rate derivatives that resulted in a loss of Ps.1,069, which matured in January 2011.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment becomes due.

At December 31, 2013 and 2012, the Company had outstanding hedging contracts in the form of interest rate swaps whose notional amount was US$70,000 and their fair value was Ps.106,151 and Ps.147,713, respectively, recorded in liabilities. For the years ended December 31, 2013, 2012 and 2011, the reported loss on the instruments was Ps.36,769, Ps.36,574 and Ps.35,908, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

The following table illustrates the sensitivity of financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a reasonably possible change in LIBOR interest rates. The calculations are based on financial instruments held at each consolidated statement of financial position date and were made increasing (decreasing) 100 basis points to the LIBOR curve. All other variables were held constant.

Position at December, 31, 2013 effect on equity (millions of U.S. dollars)
Increase (decrease) in curve
+100 basis points	2.10
-100 basis points	-2.24

Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its payment obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2013
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	266,121	Ps.	293,824	Ps.	559,945
Derivative financial instruments:
Fuel swaps contracts		(11,133)		—		(11,133)
Interest rate swaps contracts		31,845		74,306		106,151

Total	Ps.	286,833	Ps.	368,130	Ps.	654,963

	December 31, 2012
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	517,320	Ps.	242,053	Ps.	759,373
Working capital				390,487		390,487
Derivative financial instruments:
Fuel swaps contracts		(2,360)		—		(2,360)
Interest rate swaps contracts		37,011		110,702		147,713

Total	Ps.	551,971	Ps.	743,242	Ps.	1,295,213

Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2014 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

4.	Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or

(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2013		2012		2013		2012
Assets
Derivative financial instruments	Ps.	11,133	Ps.	2,360	Ps.	11,133	Ps.	2,360
Liabilities
Financial debt*		(559,945)		(1,149,860)		(562,739)		(1,220,559)
Derivative financial instruments		(106,151)		(147,713)		(106,151)		(147,713)

Total	Ps.	(654,963)	Ps.	(1,295,213)	Ps.	(657,757)	Ps.	(1,365,912)

*	Floating rate borrowing

The following table summarizes the fair value measurements at December 31, 2013:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments
Fuel swap contracts*	Ps.	—	Ps.	11,133	Ps.	—	Ps.	11,133
Liabilities
Derivatives financial instruments
Interest rate swap contracts**		—		(106,151)		—		(106,151)
Liabilities for which fair values are disclosed
Interest-bearing loans and borrowings**		—		(562,739)		—		(562,739)

Net	Ps.	—	Ps.	(657,757)	Ps.	—	Ps.	(657,757)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during de period.

The following table summarizes the fair value measurements at December 31, 2012:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivative financial instruments
Fuel swap contracts*	Ps.	—	Ps.	2,360	Ps.	—	Ps.	2,360
Liabilities
Derivatives financial instruments
Interest rate swap**		—		147,713		—		147,713
Liabilities for which fair values are disclosed
Interest-bearing loans and borrowings**		—		1,220,559		—		1,220,559

Net	Ps.	—	Ps.	(1,365,912)	Ps.	—	Ps.	(1,365,912)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during de period.

5.	Financial assets and liabilities

At December 31, 2013 and 2012, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

Financial assets

	2013		2012
Derivative financial instruments at fair value through OCI
Fuel swap contracts	Ps.	11,133	Ps.	2,360

Total derivative financial instruments at fair value	Ps.	11,133	Ps.	2,360

Total financial assets	Ps.	11,133	Ps.	2,360

Total current	Ps.	11,133	Ps.	2,360

Financial assets at fair value through OCI reflect the change in fair value of fuel swap contracts, designated as cash flow hedges.

Financial debt

At December 31, 2013 and 2012, the Company’s short-term and long-term debt consists of the following:

	2013		2012
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 1, 2016, bearing annual interest rate at the three-month LIBOR rate plus 2.65 percentage points.	Ps.	559,945	Ps.	759,373

II. Loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (“Inbursa”), in Mexican pesos, for working capital. Such loan matures on May 12, 2015 and 2016 (50% of the outstanding balance at each date, respectively) and bears interest at the Mexican interbank rate of equilibrium (“TIIE”), plus 10.0 percentage points, which increased by 2.5 percentage points from May 14, 2012.		—		257,081

III. Loan agreement with International Finance Corporation (“IFC”), tranche C, in U.S. dollars, for working capital, maturing on June 15, 2014, bearing annual interests at the six-month LIBOR plus 6 percentage points.		—		130,101

IV. Loan agreement with related party Pasprot, S.A. de C.V. (“Pasprot”), in Mexican pesos, for working capital. Such loan matures on May 12, 2015 and 2016 (50% of the outstanding balance at each date, respectively) and bears interest at TIIE, plus 10.0 percentage points, which increased by 2.5 percentage points from May 14, 2012.		—		3,305

V. Accrued interest		2,347		10,063

		562,292		1,159,923
Less: Short-term maturities		268,468		527,383

Long-term total	Ps.	293,824	Ps.	632,540

In September 2013, the Inbursa and Pasprot loans were prepaid in a total amount of Ps.260,386. The Company paid a 25% debt prepayment premium of Ps.65,156 according to the prepayment conditions established in the respective loan agreements. The debt prepayment premium was recorded as finance cost in the consolidated statement of operations.

In September 2013, the IFC loan agreement, tranche C was prepaid in a total amount of US$10,000 (Ps.130,119) with an unwinding cost premium of Ps.50 due to the fact that the payment was not made on an interest payment date. The total amount of the unwinding cost premium was recorded as finance cost in the consolidated statement of operations.

The following table provides a summary of the Company’s principal payments of short and long-term debt obligations and accrued interest at December 31, 2013:

	2014		2015		2016		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	268,468	Ps.	142,641	Ps.	151,183	Ps.	562,292

Total	Ps.	268,468	Ps.	142,641	Ps.	151,183	Ps.	562,292

During 2011, the Company entered into 100% pre-delivery payments financings with JSA, Santander and Bancomext for ten A320 aircrafts type to be delivered in 2012, 2013 and 2014, respectively. On the same date, the Company entered into a 67% pre-delivery payments financing with GECAS for four A320 aircraft type, which were delivered in 2012. A Mexican trust structure was created whereby (i) the Company assigned its rights and obligations, including its obligation to make pre-delivery payments, under its purchase agreement with Airbus to the Mexican trusts, (ii) the Company guaranteed the obligations of the Mexican trusts under the financing agreements, (iii) the Company transferred its purchase rights to JSA, and GECAS prior to the delivery date of the aircraft pursuant to the terms of the purchase agreement with Airbus, and (iv) the Company entered into lease agreements with JSA and GECAS for these seven aircraft out of the fourteen previously mentioned (sale and leaseback transaction).

The pre-delivery payments financing with JSA and GECAS were paid by the Company during the year ended December 31, 2012. Therefore, the Company did not have any financial debt with JSA and GECAS as of December 31, 2013 and 2012.

As of December 2012, the Company had a 100% pre-delivery payments financing with Santander and Bancomext for seven A320 aircraft to be delivered in 2013 and 2014. On August 1, 2013, the Company signed an amendment to the loan agreement to finance the pre-delivery payments of 8 additional A320 aircraft to be delivered in 2015 and 2016. This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2013 and 2012, the Company was in compliance with the covenants under the above-mentioned loan agreements.

At December 31, 2013, the Company had available credit lines totaling Ps.1,159,103, of which Ps.934,956 were related to financial debt and Ps.224,147 were related to letters of credit (Ps.402,016 were undisbursed).

Other financial liabilities

	2013		2012
Derivative financial instruments at fair value through OCI:
Interest rate swaps contracts	Ps.	106,151	Ps.	147,713

Total financial liabilities	Ps.	106,151	Ps.	147,713

Total current	Ps.	31,845	Ps.	37,011

Total no current	Ps.	74,306	Ps.	110,702

Financial liabilities at fair value through OCI reflect the change in fair value of interest rate swap contracts, designated as cash flow hedges.

6.	Cash and cash equivalents

An analysis of this caption is as follows:

	2013		2012
Cash on hand	Ps.	3,840	Ps.	3,101
Cash in banks		2,007,566		42,559
Short-term investments		439,367		776,416

Total cash and cash equivalents	Ps.	2,450,773	Ps.	822,076

7.	Related parties

a) An analysis of balances due from/to related parties at December 31, 2013 and 2012 is provided below. All companies are considered affiliates, since the Company’s primary shareholders are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	2013		2012		Terms
Due from:
ARSA Asesoría Integral Profesional, S.A. de C.V.	Insurance passenger commissions	Mexico	Ps.	885	Ps.	2,169	30 days
Marketing Modelo, S.A. de C.V.	Advertising	Mexico		—		1,450	30 days

			Ps.	885	Ps.	3,619

Due to:
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador	Ps.	2,796	Ps.	3,389	30 days
TACA International Airlines, S.A.	Maintenance/pilot training	El Salvador		—		3	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		240		7	30 days

			Ps.	3,036	Ps.	3,399

For the years ended December 31, 2013, 2012 and 2011, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b) During the years ended December 31, 2013, 2012 and 2011, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2013		2012			2011
Revenues:
Other commissions	Mexico	Ps.	42,206			Ps. 44,205	Ps.	23,486
Advertising	Mexico		—		2,500			2,500
Other	Mexico		5		—			1,866
Transporting services commissions	Mexico		—		—			354

Expenses:
Maintenance	El Salvador	Ps.	124,281	Ps.	135,640		Ps.	72,983
Fees	Mexico/El Salvador/USA		—		—			—
Pilot training	El Salvador		—		—			979
Other	Mexico/El Salvador		1,845		857			1,628

c) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company´s Chief Executive Officer, and Rodolfo Montemayor Garza, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. At December 31, 2013, the Company accrued an expense of Ps.0.1 million.

d) During the years ended December 31, 2013, 2012 and 2011, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.65,452, Ps.63,003 and Ps.61,735, respectively. Additionally, the cost of the Management Incentive Plan for the year ended December 31, 2013 was Ps.2,068 (Note 17).

During the year ended December 31, 2013, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.4,996, and the rest of the directors received a compensation of Ps.775.

During the year ended December 31, 2012, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.5,775, and the rest of the directors received no compensation.

During years ended December 31, 2011 and 2010, the Company did not have an independent chairman or independent members as part of its Board of Directors.

8.	Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2013 and 2012, is detailed below:

	2013		2012
Short-term:
Credit cards	Ps.	126,307	Ps.	91,411
Cargo clients		57,938		66,863
Travel agencies		45,683		35,331
Credit notes from suppliers (Note 12)		9,956		21,151
Other points of sales		22,077		19,057
Depositary services benefit		7,323		—
Employees		5,663		4,211
Other accounts receivable		24,623		21,029
Provision for doubtful accounts		(29,775)		(21,722)

	Ps.	269,795	Ps.	237,331

Accounts receivable have the following maturity:

	2013 Impaired		2013 Not impaired		Total 2013		2012 Impaired		2012 Not impaired		Total 2012
Days
00-30	Ps.	12,497	Ps.	233,807	Ps.	246,304	Ps.	12,203	Ps.	211,716	Ps.	223,919
31–60		—		25,316		25,316				17,791		17,791
61–90		—		10,672		10,672				5,022		5,022
91–120		17,278				17,278		9,519		2,802		12,321

	Ps.	29,775	Ps.	269,795	Ps.	299,570	Ps.	21,722	Ps.	237,331	Ps.	259,053

The movement in the allowance for doubtful accounts from January 1, 2012 to December 31, 2013 is as follows:

Balance as of January 1, 2011	Ps.	(16,012)
Write-offs		5,616
Increase in allowance		(10,901)

Balance as of December 31, 2011		(21,297)
Write-offs		3,017
Increase in allowance		(3,442)

Balance as of December 31, 2012		(21,722)
Write-offs		462
Increase in allowance		(8,515)

Balance as of December 31, 2013	Ps.	(29,775)

9.	Inventories

An analysis of inventories at December 31, 2013 and 2012 is as follows:

	2013		2012
Spare parts and accessories of flight equipment	Ps.	105,642	Ps.	91,403
Meals, beverages and utensils		8,193		5,747

	Ps.	113,835	Ps.	97,150

The inventory items are consumed during or used mainly in delivery of in flight-services and for maintenance services by the Company and are valued at the lower of cost or replacement value.

During the years ended as of December 31, 2013, 2012 and 2011, the amount of consumption of inventories, recorded as an operating expense was Ps.139,519, Ps.114,521 and Ps.116,657, respectively.

10.	Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2013 and 2012 is as follows:

	2013		2012
Short-term:
Prepaid major maintenance	Ps.	165,581	Ps.	128,201
Prepaid aircraft rent		67,884		64,733
Sales commission to travel agencies for unused tickets		43,589		25,006
Prepaid insurance		24,878		26,615
Advances to suppliers		10,985		6,086
Prepaid expenses for constructions of aircraft and engine		7,007		7,747
Loss on sale and leaseback transactions to be amortized (Note 14)		3,047		3,047
Transaction costs on the issuance of equity		—		6,398
Others		—		41

	Ps.	322,971	Ps.	267,874

11.	Guarantee deposits

An analysis of this caption at December 31, 2013 and 2012 is as follows:

	2013		2012
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	459,531	Ps.	202,478
Other guarantee deposits		39,558		35,764

	Ps.	499,089	Ps.	238,242

Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	2,147,720	Ps.	1,860,507
Deposits for rental of flight equipment		404,096		293,660
Collateral of derivative financial instruments (Note 1s)		40,017		81,597
Other guarantee deposits		11,648		8,901

		2,603,481		2,244,665

	Ps.	3,102,570	Ps.	2,482,907

12.	Rotable spare parts, furniture and equipment, net

a) The detail and movement of the different categories of rotable spare parts, furniture and equipment are shown below:

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2013		At December 31, 2012		At December 31, 2013		At December 31, 2012		At December 31, 2013		At December 31, 2012
Aircraft parts and rotable spare parts	Ps.	181,676	Ps.	161,630	Ps.	(69,436)	Ps.	(53,069)	Ps.	112,240	Ps.	108,561
Constructions and improvements		69,056		47,973		(40,810)		(27,616)		28,246		20,357
Standardization		71,371		33,682		(31,259)		(23,370)		40,112		10,312
Computer equipment		22,323		20,794		(17,439)		(14,710)		4,884		6,084
Office furniture and equipment		27,014		24,372		(8,398)		(4,883)		18,616		19,489
Electric power equipment		15,491		12,789		(6,281)		(4,448)		9,210		8,341
Motorized transport equipment platform		4,597		4,969		(4,267)		(4,429)		330		540
Communications equipment		7,545		6,621		(3,200)		(2,473)		4,345		4,148
Workshop machinery and equipment		6,776		3,302		(1,526)		(991)		5,250		2,311
Service carts on board		4,505		3,629		(1,810)		—		2,695		3,629
Reserve for obsolescence		—		(619)		—		—		—		(619)
Pre-delivery payments		879,001		861,052		—		—		879,001		861,052
Workshop tools		10,395		10,395		(8,796)		—		1,599		10,395
Construction and improvements in process		8,828		13,639		—		—		8,828		13,639
Leasehold improvements to flight equipment		601,845		292,463		(375,878)		(165,383)		225,967		127,080

Total	Ps.	1,910,423	Ps.	1,496,691	Ps.	(569,100)	Ps.	(301,372)	Ps.	1,341,323	Ps.	1,195,319

	Aircraft parts and rotable spare parts		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop tools		Construction and improvements in process		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Reserve for obsolescence		Pre- delivery payments			Improvements to leased assets		Total
Net book amount as of December 31, 2011	Ps.	200,164	Ps.	37,721	Ps.	2,764	Ps.	3,532	Ps.	11,517	Ps.	7,012	Ps.	10,395	Ps.	11,492	Ps.	601	Ps.	3,643	Ps.	1,107	Ps.	1,783	Ps.	(294)	Ps.	1,102,355		Ps.	123,506	Ps.	1,517,298

Additions		45,578		4,834		10,660		5,192		10,641		7,117				13,607		363		1,078		1,454		1,846		(325)		633,226	*		129,876		865,147
Disposals		(106,535)		(10,041)		—		(10)		(3,864)		(4,727)		—		(214)		(73)		—		—		—		—		(874,529)			—		(999,993)
Other movements		—		7,045		—		—		4,177		—		—		(11,246)		—		24		—		—		—		—			—		—
Depreciation		(30,646)		(19,202)		(3,112)		(2,630)		(2,982)		(1,061)		—		—		(351)		(597)		(250)		—		—		—			(126,302)		(187,133)

As of December 31, 2012		108,561		20,357		10,312		6,084		19,489		8,341		10,395		13,639		540		4,148		2,311		3,629		(619)		861,052			127,080		1,195,319

Cost		161,630		47,973		33,682		20,794		24,372		12,789		10,395		13,639		4,969		6,621		3,302		3,629		(619)		861,052			292,463		1,496,691
Accumulated depreciation		(53,069)		(27,616)		(23,370)		(14,710)		(4,883)		(4,448)		—		—		(4,429)		(2,473)		(991)		—		—		—			(165,383)		(301,372)

Net book amount as of December 31, 2012		108,561		20,357		10,312		6,084		19,489		8,341		10,395		13,639		540		4,148		2,311		3,629		(619)		861,052			127,080		1,195,319

Additions		25,267		7,425		37,688		176		982		2,703		—		18,575		—		169		2,651		876		—		735,036	*		309,382		1,140,930
Disposals and transfers		(3,344)		—		—		—		(44)		—		—		(5,086)		(13)		—		—		—		—		(717,087)			—		(725,574)
Other movements		—		13,657		—		1,353		1,711		—		(419)		(18,300)		—		755		824		(200)		619		—			—		—
Depreciation		(18,244)		(13,193)		(7,888)		(2,729)		(3,522)		(1,834)		(8,377)		—		(197)		(727)		(536)		(1,610)		—		—			(210,495)		(269,352)

As of December 31, 2013		112,240		28,246		40,112		4,884		18,616		9,210		1,599		8,828		330		4,345		5,250		2,695		—		879,001			225,967		1,341,323

Cost		181,676		69,056		71,371		22,323		27,014		15,491		10,395		8,828		4,597		7,545		6,776		4,505		—		879,001			601,845		1,910,423
Accumulated depreciation		(69,436)		(40,810)		(31,259)		(17,439)		(8,398)		(6,281)		(8,796)		—		(4,267)		(3,200)		(1,526)		(1,810)		—		—			(375,878)		(569,100)

Net book amount as of December 31, 2013	Ps.	112,240	Ps.	28,246	Ps.	40,112	Ps.	4,884	Ps.	18,616	Ps.	9,210	Ps.	1,599	Ps.	8,828	Ps.	330	Ps.	4,345	Ps.	5,250	Ps.	2,695		—	Ps.	879,001		Ps.	225,967	Ps.	1,341,323

*	During the years ended December 31, 2013 and 2012, the Company capitalized borrowing cost of Ps.25,197 and Ps.64,452, respectively.

b) Depreciation expense for the years ended December 31, 2013, 2012 and 2011, was Ps.269,352, Ps.187,133 and Ps.82,919, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

c) On October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines (“IAE”) for the purchase of aircraft and engine, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements. The Company took the delivery of the aircraft in accordance with a schedule, based on which at December 31, 2011 a total of 16 aircraft and five engines were delivered.

Additionally, based on the original Airbus purchase agreement, the Company had an option to buy 20 additional aircraft under the same commercial terms. On June 22, 2007, the Company converted 14 aircraft (out of the 20 aforementioned additional aircraft) to binding orders. On January 4, 2011, the Company amended the schedule of these 14 additional aircraft to be delivered as follows: seven in 2012, five in 2013 and two in 2014. On the same date, the Company modified these 14 new orders from A319 aircraft type to A320 aircraft type.

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The new order includes 14 Classic Engine Option (“CEO”) aircraft and 30 New Engine Option (“NEO”) aircraft. During the years ended December 31, 2013 and 2012, the amounts paid for aircraft pre-delivery payments were of Ps.735,036 (US$56.88 million) and Ps.633,226 (US$44.25 million), respectively.

On August 16 2013, the Company entered into certain agreements, which included the purchase of the engine for 14 A320 CEO and 30 A320 NEO respectively, to be delivered between 2014 and 2020. The Company also entered into agreements that provide major maintenance services related to these engines, and the purchase of seven spare engines, one of them for the A320 CEO fleet, and the remaining six, for the A320 NEO fleet.

In November 2013, the Company amended the agreement with Airbus to advance one of the 14 CEO aircraft due for delivery in 2016, to November 2014.

d) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a six year term, which includes:

(i)	Total component support agreement (power-by-hour) which replaces the services performed by Aveos Fleet Performance, Inc. under the component services and pooling agreement. The agreement guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized in the consolidated statements of operations.

(ii)	Sale and leaseback agreement of certain components. As of December 31, 2012, some of these components totaling Ps.12,307 were still held by the Company and were classified as held for sale. During 2013, the Company sold components in an amount of Ps.6,697.

As of June 30, 2013, the Company decided not to sell the remaining components that had not been delivered at such date. LHT agreed with the decision; therefore, the amount of Ps.5,601 was reclassified as part of rotable spare parts, furniture and equipment, after adjustment for depreciation.

As part of the total support agreement, the Company received credit notes of Ps.46,461 (US$3.5 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2013 and 2012, the Company amortized a corresponding benefit from these credit notes of Ps.9,292 and Ps.3,485, respectively, which is recognized in the consolidated statements of operations.

As of December 31, 2013 and 2012 the Company applied Ps.11,195 and Ps.25,310 to outstanding LHT invoices and also recorded an account receivable of Ps.9,956 and Ps.21,151 for the unused portion of the credit notes. This account receivable will be applied against future invoices payable to LHT under the total support agreement (Note 8).

Commitments to acquisitions of property, plant and equipment are disclosed in Note 23.

13.	Intangible assets, net

The composition and movement of intangible assets is as follows:

	Amortization rate	Gross value				Accumulated amortization				Net carrying amount
		At December 31,
		2013		2012		2013		2012		2013		2012
Software	20%	Ps.	182,268	Ps.	121,594	Ps.	(102,986)	Ps.	(61,359)	Ps.	79,282	Ps.	60,235

Balance as of January 1, 2011	Ps.	57,207
Additions		21,055
Amortization		(20,058)

Balance as of December 31, 2011		58,204
Additions		25,900
Amortization		(23,869)

Balance as of December 31, 2012		60,235
Additions		60,676
Disposals		(9,450)
Amortization		(32,179)

Balance as of December 31, 2013	Ps.	79,282

Software amortization expense for the years ended December 31, 2013, 2012 and 2011 was Ps.32,179, Ps.23,869 and Ps.20,058, respectively. These amounts were recognized in other operating expenses in the consolidated statements of operations.

14.	Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. The Company leases 44 aircrafts and six spare engines under operating leases that have maximum terms through 2025. Rents are guaranteed by deposits in cash or letters of credit. The agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.

(ii)	Provide maintenance services to the equipment based on the approved maintenance program.

(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.

(iv)	Periodic submission of financial and operating information to the Lessors.

(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2013 and 2012, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases:

Aircraft Type	Model	At December 31, 2013	At December 31, 2012	At December 31, 2011
A319	132	7	11	11
A319	133	13	13	13
A320	233	20	13	6
A320	232	4	4	4

		44	41	34

During the year ended December 31, 2013 the Company incorporated seven aircraft to its fleet (five of them based on the terms of the original Airbus Purchase Agreement) and returned four aircraft to the lessors. These aircraft were accounted for as operating leases.

On June 5, 2013, the Company entered into four new aircraft lease agreements (A320 aircraft), which are accounted as operating leases; two of them were incorporated into the Company’s fleet during the fourth quarter of 2013, and the two remaining aircraft will be incorporated during the first half of 2014.

On August 12, 2013, the Company entered into two new aircraft lease agreements (A320 aircraft), which are accounted as operating leases; these two aircraft will be incorporated into the Company’s fleet during 2014.

On November 7, 2013, the Company entered into one new spare engine lease agreement, which is accounted for as an operating lease; with the addition of this engine the quantity of spare engine increased to six.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases in U.S. dollars		Operating leases of Mexican pesos
2014	US$	155,521	Ps.	2,033,678
2015		143,884		1,881,496
2016		131,406		1,718,330
2017		105,095		1,374,276
2018		87,813		1,148,282
2019 and thereafter		364,689		4,768,856

Total	US$	988,408	Ps.	12,924,918

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates at December 31, 2013.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located.

Provided below is an analysis of future minimum rental and land and building payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases in U.S. dollars		Operating leases of Mexican pesos
2014	US$	3,699	Ps.	48,374
2015		1,420		18,568
2016		866		11,325
2017		790		10,334
2018		816		10,668
2019 and thereafter		6,828		89,280

Total	US$	14,419	Ps.	188,549

c) Rental expense charged to results of operations is as follows:

	2013		2012		2011
Aircraft and engine (Note 1p)	Ps.	2,187,339	Ps.	1,885,696	Ps.	1,508,135
Real estate:
Airports facilities		41,643		49,277		38,161
Offices, maintenance warehouse and hangar (Note 20)		22,431		20,227		14,346

Total rental expenses on real estate		64,074		69,504		52,507

Total cost of operating leases	Ps.	2,251,413	Ps.	1,955,200	Ps.	1,560,642

During the years ended December 31, 2013, 2012 and 2011, the Company sold aircraft and engine to third parties, giving rise to a gain of Ps.106,607, Ps.61,269 and Ps.72,820, respectively, that was recorded under the caption other income in the consolidated statement of operations (Notes 12 and 20).

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2013 and 2012, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.23,601 and Ps.26,648, respectively, which are recorded in the caption of other assets.

For the years ended December 31, 2013, 2012 and 2011, the Company amortized a loss of Ps.3,047, Ps.3,047 and Ps.1,011, respectively, as additional aircraft rental expense.

15.	Accrued liabilities

a) An analysis of accrued liabilities at December 31, 2013 and 2012 is as follows:

	2013		2012
Fuel and traffic expenses	Ps.	563,156	Ps.	488,829
Information and communication expenses		93,080		39,578
Maintenance reserves		85,535		73,856
Salaries and benefits		74,518		64,197
Sale, marketing and distribution expenses		66,247		41,711
Maintenance and aircraft parts expenses		38,693		18,718
Administrative expenses		30,992		18,988
Membership services		28,567		14,684
Aircraft and engine lease extension benefit (Note 1j)		27,095		23,253
Supplier services agreement		9,292		9,292
Depositary services benefit		2,068		—
Others		13,439		12,685

	Ps.	1,032,682	Ps.	805,791

b) Accrued liabilities long-term:

	2013		2012
Aircraft and engine lease extension benefit (Note 1j)	Ps.	99,531	Ps.	106,089
Supplier services agreement		24,394		33,685
Depositary services benefit		7,682		—
Others		5,977		—

	Ps.	137,584	Ps.	139,774

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2013		Increase for the year		Payments		Balance as of December 31, 2013
Employee profit sharing	Ps.	7,230	Ps.	79,182	Ps.	78,478	Ps.	7,934
Aircraft lease return liabilities		8,805		8,058		3,918		12,945

	Ps.	16,035	Ps.	87,240	Ps.	82,396	Ps.	20,879

Short-term maturities							Ps.	9,498
Long-term							Ps.	11,381

	Balance as of January 1, 2012		Increase for the year		Payments		Balance as of December 31, 2012
Employee profit sharing	Ps.	8,143	Ps.	6,770	Ps.	7,683	Ps.	7,230
Aircraft lease return liabilities		6,337		2,468		—		8,805

	Ps.	14,480	Ps.	9,238	Ps.	7,683	Ps.	16,035

Short-term maturities							Ps.	8,880
Long-term							Ps.	7,155

16.	Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2013, 2012 and 2011, are as follows:

	2013		2012		2011
Analysis of net period cost:
Current service cost	Ps.	1,251	Ps.	1,006	Ps.	960
Interest cost on benefit obligation		276		202		149

Net period cost	Ps.	1,527	Ps.	1,208	Ps.	1,109

Net defined benefit obligation	Ps.	5,260	Ps.	4,111	Ps.	2,813

Changes in the defined benefit obligation are as follows:

	2013		2012		2011
Defined benefit obligation at January 1,	Ps.	4,111	Ps.	2,813	Ps.	2,087
Net period cost charged to profit or loss:
Current service cost		1,251		1,006		960
Interest cost on benefit obligation		276		202		149
Remeasurement gains (losses) in other comprehensive income:
Actuarial changes arising from changes in financial assumptions		332		436		(139)
Payments made		(710)		(346)		(244)

Defined benefit obligation at December 31,	Ps.	5,260	Ps.	4,111	Ps.	2,813

The significant assumptions used in the computation of the actuarial present value of the current defined benefit obligation, the accumulated current benefit obligation, the projected benefit obligation and the net cost of the plan are as follows:

	2013	2012	2011
Financial:
Annual discount rate	7.50%	7.00%	7.50%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	4.00%	4.00%	4.00%
Biometric:
Mortality (1)	EMSA 97	EMSA 82-89	EMSA 82-89
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano de la Seguridad Social.

Accruals for short-term employee benefits at December 31, 2013 and 2012, respectively, are as follows:

	2013		2012
Employee profit-sharing	Ps.	7,934	Ps.	7,230

The key management personnel of the Company include the members of the Board of Directors (Note 7).

17.	Management incentive plan

In April 2012, the Board of Directors authorized a management incentive plan for the benefit of certain key employees, subject to shareholders’ approval. On December 21, 2012, the shareholders approved the management incentive plan consisting of: (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of the Company´s fully diluted capital stock; (ii) a grant of options to acquire shares of the Company or Ordinary Participation Certificates (“CPOs”) having shares as underlying securities for which, as long as certain conditions occur, the employees will have the right to request the delivery of those shares (iii) the creation of a trust (“Management Trust”) to deposit such shares in escrow until they are delivered to the officers or returned to the Company in the case that certain conditions do not occur; and (iv) the execution of share sale agreements setting forth the terms and conditions upon which the officers may exercise its shares at Ps.5.31 (five Mexican pesos 31/100) per share.

On December 24, 2012, the Management Trust was created and the share sale agreements were executed. On December 27, 2012, the trust borrowed Ps.133,723 from the Company and immediately after; the trust paid the Company the same amount borrowed as purchase price for the shares. The share sale agreements provide that the officers may pay for the shares at the same price upon the occurrence of either an initial public offering of the Company’s capital stock or a change of control and as long as they remain employees until the options are exercised, with a maximum term of ten years. Upon payment of the shares by the officers to the Management Trust, it has to pay such amount back to the Company as repayment of the loan, for which the Company charges no interest.

The management incentive plan has been classified as “equity-settled”, by which, the grant date, fair value is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The total cost of the management incentive plan determined by the Company was Ps.2,722 to be recognized from the time it becomes probable the performance condition will be met over the vesting period.

During the year ended December 31, 2013, the Company recorded Ps.2,068 as cost of the management incentive plan related to the vested shares, in the consolidated statements of operations. This cost was determined by using the improved Binomial valuation model from Hull and White, on the date in which the plan had already been approved by the shareholders and a shared understanding of the terms and conditions of the plan was reached with the employees (December 24, 2012, defined as the grant date), with the following assumptions:

2012
Dividend yield (%)	0.00%
Volatility (%)	37.00%
Risk–free interest rate (%)	5.96%
Expected life of share options (years)	8.8
Exercise share price (in Mexican pesos Ps.)	5.31
Exercise multiple	1.1
Fair value of the stock at grant date	1.73

The expected volatility reflects the assumption that the historical volatility of comparable companies is indicative of future trends, which may not necessarily be the actual outcome.

Under the methodology followed by the Company, at the grant date and December 31, 2012 the granted shares had no positive intrinsic value.

On September 18, 2013 (IPO date), the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25,993 to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in shares options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of shares options		Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	*	Ps.	5.31	Ps.	133,723
Granted during the year	—			—		—
Forfeited during the year	—			—		—
Exercised during the year	(4,891,410)			5.31		(25,993)

Outstanding as of December 31, 2013	20,272,716		Ps.	5.31	Ps.	107,730

*	Unvested shares as of December 31, 2012.

At December 31, 2013 and December 31, 2012, the share options were considered as treasury shares. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

18.	Equity

a)	Stock split and share conversion

On June 5, 2013 the Company’s shareholders adopted certain unanimous resolutions (the “June 5 Resolutions”), pursuant to which they approved, among others: (i) a stock split of 1 to 403 and share conversion to Series A and B shares, (ii) a capital increase which is conditioned to an effective IPO, (iii) the change of the Company’s bylaws, including the name of the Company and (iv) the 2012 and 2011 consolidated financial statements.

On June 11, 2013 the Company’s shareholders adopted new unanimous resolutions. In the new resolutions the Company’s shareholders revoked the June 5, 2013 Resolutions and approved, among others: (i) a stock split of 1 to 403 and share conversion to Series A and B shares, (ii) a capital increase which is conditioned to an effective IPO, (iii) the change of the Company’s bylaws, including the name of the Company and (iv) the 2012 and 2011 consolidated financial statements.

Considering the stock split (which consisted of a 1 to 403 split of the Company’s total number of shares), the total number of authorized shares as of December 31, 2012, was 838,799,767 (727,595,544 in 2011), represented by common registered shares, issued and with no par value, fully subscribed.

As a result of the share conversion, as of December 31, 2013, the Company now has only two classes of outstanding shares, Series A shares reserved for Mexican holders and Series B shares for non-Mexican holders.

b)	IPO

On September 23, 2013, the Company completed its dual listing IPO on the New York Stock Exchange (NYSE) and on the Bolsa Mexicana de Valores (BMV) or Mexican Stock Exchange. The Company raised Ps.2,684,280 (approximately US$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A Shares in Mexico and (ii) concurrent international offering of Ordinary Participation Certificates or “CPOs”, in the form of American Depositary Shares “ADS” in the United States at a public offering price of Ps.15.51 per share (US$1.20 dollars) or US$12.00 per ADS. The Series A shares were listed on the BMV, under the trading symbol “VOLAR.”, and the ADSs, were listed on the NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

In connection with the IPO, the Company incurred in equity transaction costs in the amount of Ps.140,920. In accordance with IAS 32, the transaction costs of the equity transaction of Ps.131,496 were accounted for as a deduction of equity, since they were considered as incremental costs directly attributable to the equity transaction that would otherwise have been avoided. The Company recorded the transaction costs in connection with the existing shares in the consolidated statement of operations in the amount of Ps.9,424.

The number of newly issued shares and gross proceeds obtained from the global offering is detailed as follows:

	Global Offering (Shares)
	Mexico	International	Total newly- issued shares	Total proceeds obtained
Primary tranche-Series A Shares	40,884,960	132,191,950	173,076,910	Ps.	2,684,280

The Company retained Ps.2,087,649 of the proceeds, after using Ps.390,505 to amortize the financial debt with Inbursa, Pasprot and IFC, Ps.65,206 for the debt prepayment premium, and unwinding cost premium related to debt prepayment, as well as Ps.140,920 for equity transaction costs.

Upon completion of the IPO, the total number of authorized shares as of December 31, 2013, was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A Shares	3,224	877,852,982	877,856,206
Series B Shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)		(20,272,716)	(20,272,716)

	24,180	991,579,781	991,603,961

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company´s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Banco Santander México and Bancomext limit the Company´s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the year ended December 31, 2013 and 2012 the Company did not declare any dividends.

c)	Corporate restructuring in 2012

Through unanimous resolutions dated November 27, 2012, December 21, 2012 and December 26, 2012, the Company’s shareholders approved a corporate restructuring with the sole purpose of acquiring the shares held by other shareholders of Concesionaria in exchange for the capital stock of the Company. As a consequence, the Company increased its direct and indirect holding of the outstanding shares of Concesionaria by acquiring on November 27, 2012, an additional 5.28% interest in the voting shares of Concesionaria and on December 21, 2012, an additional 3.24% interest in the voting shares of Concesionaria, increasing its ownership interest after both acquisitions to 97.95% as of December 31, 2012.

In December 2012, the Company recognized the difference between the consideration paid and the carrying value of the non-controlling interest acquired, as additional paid-in capital for an amount of Ps.190,850.

Through unanimous resolutions dated November 27, 2012 and December 21, 2012, the Company´s shareholders approved a corporate restructuring with the sole purpose of acquiring the shares held by other shareholders of Concesionaria in exchange for the capital stock of the Company, through the capitalization of promissory notes by Ps.136,298 and Ps.139,764, respectively.

Additionally, on December 21, 2012 the shareholders of Company through unanimous resolution, approved:

(a) The creation of certain unpaid Stock Swap Option (the “Swap”) regarding 16,173,599 shares representing 2.05% of the common equity of Concesionaria (“Concesionaria Swap Shares”) owned by HSBC México, S.A., FICAP, granting FICAP the option to sell to Controladora any or all of Concesionaria Swap Shares in consideration for either

(i) a payment in kind with shares from Company’s capital stock, taking into account 1.03374 shares of Company per each share of Concesionaria, or (ii) a cash settlement amount, at a total price of Ps.88,847; and

(b) The issuance of an aggregate of 16,719,261 Series A shares (the “Company Swap Shares”) to be held in the treasury until the Swap is exercised at a total price of Ps.88,847.

Although the creation of the Swap and the issuance of the Company Swap Shares were approved on December 21, 2012, the trust implementing the transaction was not created until February 22, 2013 and the Company did not become a party to such trust until April 10, 2013. Therefore, no obligation of the Company existed until April 10, 2013. The option of FICAP to receive payment in kind was subsequently exercised on April 19, 2013 and equity-settled on April 22, 2013.

d)	Acquisition of non-controlling interest in 2012

On November 27, 2012 and December 21, 2012, some of the non-controlling interest of Concesionaria reimbursed their shares with the corresponding capital reduction in Concesionaria and some of the non-controlling interest sold their shares to Controladora, for the sole purpose of participating in Controladora’s capital stock and in exchange they received a promissory note for an amount of Ps.276,062. These promissory notes were recognized as capital contributions upon the issuance of new shares of Controladora for the same value.

At December 31, 2012 and 2011, Controladora’s capital stock, which is represented by common registered shares, issued and with no par value, fully subscribed and paid, was comprised as follows:

	Shares
	Fixed Class I	Variable Class II	At December 31, 2012
Fixed capital:			Ps.	65
Series A	3,224	181,973,441
Series B1	7,254	45,961,344
Series B2	6,851	44,850,273
Series B3	6,851	43,187,898
Series B4	—	4,194,021
Series N	—	518,608,610
Variable capital				2,464,880

	24,180	838,775,587	Ps.	2,464,945
Treasury shares:
Stock swap option unpaid (Series A) (Note 18 c)	—	(16,719,261)		(88,847)

	24,180	822,056,326		2,376,098

Management incentive plan (Series A and B) (Note 17)	—	(25,164,126)		(133,723)

	Shares
	Fixed Class I	Variable Class II	At December 31, 2011
Fixed capital:			Ps.	65
Series A	7,254	216,465,405
Series B	6,851	211,230,435
Series C	6,851	203,402,160
Series D	3,224	96,473,364
Variable capital				1,966,248

Total	24,180	727,571,364	Ps.	1,966,313

(i) The Company’s fixed portion of capital stock is represented by common registered shares with no par value. Fixed minimum capital is Ps.65,346 (sixty-five thousand three hundred and forty-six Mexican pesos 00/100) and are represented by Class I shares.

(ii) There is no limit on the number of shares that represent the variable portion of capital, and variable portion of capital is represented by Class II shares.

(iii) Series A, B1, B2, B3 and B4 shares common registered shares with no par value, grant full voting rights. Series N shares common registered shares with no par value grant no voting rights. Additionally, in order for a general extraordinary shareholders meeting resolve and approve Important Matters, as defined in the Company’s bylaws, the affirmative vote of (a) at least 62% of the Series A shares, plus (b) the majority of either the Series B1, B2 or B3, as applicable, as long as each such series of shares maintain a participation of 12.50% in the Company’s capital stock, is needed. Series A may be subscribed and paid solely by Mexican investors, Series B1, B2, B3, B4 and N may be subscribed and paid foreign investors under the terms of the legislation applicable to foreign investment in Mexico. The board of directors shall be composed of a minimum of 9 and a maximum of 13 members, which will be appointed by the shareholders. Holders of Series A shares shall have the right to appoint the majority of its members and Series B1, B2, and B3 shall have the right to select a maximum of two board members. All shares representing the Company’s capital stock grants the holders the same economic rights and there are no preferences and/or restrictions attaching to that any class or series of shares on the distribution of dividends and the repayment of capital.

e)	Earnings per share

The following table shows the calculations of the basic and diluted earnings per share for the years ended December 31, 2013, 2012 and 2011.

	At December 31,
	2013			2012			2011
Net profit (loss) for the period attributable to equity holders of the parent	Ps.	268,678		Ps.	215,239		Ps.	(293,540)
Weighted average number of shares outstanding (in thousands):
Basic		865,579			732,441			727,596
Diluted		865,579	**		732,441	*		727,596 *

Earnings (loss) per share:
Basic	Ps.	0.310		Ps.	0.294		Ps.	(0.403)
Diluted	Ps.	0.310		Ps.	0.294		Ps.	(0.403)

*	Until December 31, 2012, unissued shares awarded under the management incentive plan and the Company’s swap shares are deemed treasury shares and anti-dilutive; accordingly, they have been excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of diluted earnings per share at such date.
**	During 2013, issued shares awarded under the management incentive plan and, up until April 22, the Company´s swap shares are deemed treasury shares and dilutive; accordingly, they have been included in the determination of weighted average diluted shares outstanding for the period. Vested but unexercised shares under the management incentive plan are entitled to dividend; accordingly, they are participating securities for the determination of basic earnings per share.

In conformity with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

At an ordinary general shareholders’ meeting held on April 7, 2011, the shareholders approved to allocate the legal reserve by an amount of Ps.38,250.

As of December 31, 2013, the Company’s legal reserve has not reached the 20% of its capital stock.

Any distribution of earnings in excess of the net tax profit account (“CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time.

Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock has to be authorized. As of December 31, 2013 and 2012, there are not contributions for future increases in capital stock.

19.	Income tax and flat rate business tax (“FRBT”)

a) In accordance with Mexican tax law, the Company is subject to income tax and Flat Rate Business Tax (“FRBT”) and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated assets values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflation adjustment.

Current-year FRBT is computed by applying the 17.5% in 2013, 2012 and 2011. Taxable income is determined on a cash flow basis net of authorized credits.

For the year ended December 31, 2013 and 2012, FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable.

Should a negative FRBT base be determined because deductions exceed taxable income, there will be no payable FRBT. Deductions exceeding taxable income are multiplied by the FRBT rate resulting in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

b) On December 11, 2013, the 2014 tax reform was approved. The effects of the changes in the Mexican Tax Law have been observed for the computation of Company’s deferred taxes since these effects are not retroactive. Main changes to the Mexican Tax Law are as follows:

(i) Based on the approved law corporate income tax rate for 2014 and thereafter is 30%.

(ii) In addition to the above, as of 2014, the new tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (Christmas bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions will have difference between tax and book values at year-end.

(iii) In order to carry out the simplicity and lower administrative costs related to taxes payments, the tax authority abrogated the FRBT. Therefore, FRBT is no longer applicable as of January 1, 2014.

(iv) Based on the approved law, starting in 2014 taxable income for purposes of the employee profit sharing will be the same used for the Corporate Income Tax except for certain items.

(v) A new 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders.

The definition of dividend for this purpose would include the following in addition to declared dividends:

•	Interest paid on preferred shares

•	Loans to shareholders and partners unless the loan is established for less than one year, incurred in the operations of the business and meets certain requirements

•	Payments that are considered non-deductible and benefit the shareholders

•	Omissions of income or unrealized purchases

•	Transfer pricing adjustments to income or expenses as a result of assessments by the tax authorities for related party transactions.

•	Distributions from a branch to the home office.

c) For the years ended December 31, 2013 and 2012, the Company reported on a combined basis a tax profit of Ps.51,665 and Ps.308,633, respectively, which was offset by tax losses from prior years. For the year ended December 31, 2011, the Company reported a tax loss on combined a basis of Ps.532,414.

In accordance with the Mexican Income Tax Law, tax losses may be carried forward against taxable income generated in the succeeding ten years. Carryforward tax losses are restated based on inflation.

d) An analysis of combined tax on profits charged to results of operations for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011
Current year income tax (expense)	Ps.	(8,710)	Ps.	(15,614)	Ps.	(7,498)
Deferred income tax (expense) benefit		(8,840)		12,133		7,022

Total tax (expense) on profits	Ps.	(17,550)	Ps.	(3,481)	Ps.	(476)

e) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2013	2012	2011
Statutory income tax rate	30.00%	30.00%	30.00%
Annual inflation adjustment	0.45%	7.04%	(4.33%)
Nondeductible expenses	3.85%	2.03%	(3.42%)
Inflation of furniture and equipment	(0.37%)	(0.64%)	1.40%
Unrecorded deferred taxes on available tax losses carryforward	14.00%	—	(66.38%)
Benefits recognized for tax losses	(39.21%)	(33.01%)	0.00%
Inflation of tax losses	(6.34%)	(10.36%)	7.82%
Adjustment to beginning balance	3.56%	10.29%	25.32%
Other tax adjustments	0.21%	(6.17%)	9.28%
Tax rate change	0.05%	2.50%	0.16%

	6.20%	1.68%	(0.15%)

For Mexican purposes, corporate income tax is computed on accrued basis. Corporate Income Tax Law requires taxable profit to be determined by considering revenue net of tax deductions. Prior years’ tax losses can be utilized to offset current year taxable income. Income tax is determined by applying the 30% rate on the net amount after tax losses utilization.

For tax purposes, income is considered taxable at the earlier of: (i) the time by the revenue is collected, (ii) the service is provided or (iii) the time of the issuance of the invoice. Expenses are deductible for tax purposes generally on accrual basis, with some exceptions, once the requirements established in the tax law are fulfilled.

f) An analysis of combined deferred taxes is as follows:

	2013				2012
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Unearned transportation revenue	Ps.	41,572	Ps.	3,812	Ps.	37,760	Ps.	12,998
Allowance for doubtful accont		8,965		2,326		6,639		(1,073)
Provisions		139,787		38,273		101,514		(222)
Employee benefits		1,578		3,503		1,151		(8,111)
Employee profit sharing		1,748		(421)		2,169		1,832
Financial instruments		32,349		453		44,363		(91)
Extension lease agreement		48,093		(3,603)		51,696		51,696
Tax losses available for offsetting against future taxable income		470,789		43,460		427,329		(35,238)
Other accruals		14,066		10,323		3,743		(3,752)

		758,947		98,126		676,364		18,039
Deferred income tax liabilities:
Inventories		34,151		5,006		29,145		5,142
Financial instruments		2,618		(18)		757		18
Rotable spare parts, furniture and equipment, net		109,056		43,199		65,857		7,671
Intangible		11,917		(3,329)		15,246		11,345
Prepaid expenses and other assets		94,890		21,224		73,666		4,956
Supplemental rent		209,850		42,386		167,464		(24,529)
Other prepayment		13,470		(1,502)		14,972		1,303

		475,952		106,966		367,107		5,906

	Ps.	282,995	Ps.	(8,840)	Ps.	309,257	Ps.	12,133

	2013		2012
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	Ps.	304,525	Ps.	319,969
Deferred tax liabilities		(21,530)		(10,712)

Deferred tax asset, net	Ps.	282,995	Ps.	309,257

A reconciliation of deferred tax asset is as follows:

	2013		2012		2011
Opening balance as of January 1,	Ps.	309,257	Ps.	302,125	Ps.	273,338
Tax income (expense) during the current year recorded in profit		(8,840)		12,133		7,022
Tax income (expense) during the current year recorded in accumulated other comprehensive income		(17,422)		(5,001)		21,765

Closing balance as of December 31,	Ps.	282,995	Ps.	309,257	Ps.	302,125

At December 31, 2013 and 2012 the table shown above includes deferred income tax asset recognized by Concesionaria for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

g) According to IAS 12, Income Taxes a deferred tax asset should be recognized for the carryforward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards the Company has recognized at December 31, 2013 and 2012 a deferred tax asset for tax losses of Ps.470,789 and Ps.427,567, respectively.

During 2013, the Company recognized a deferred tax asset for the carryforward of available tax losses of Concesionaria for an amount of Ps.369,631, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

An analysis of the available tax losses carry-forward of the Company at December 31, 2013 is as follows:

Year of loss	Historical Loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2005	Ps.	115,170	Ps.	142,044	Ps.	142,044	Ps.	—	2015
2006		297,422		387,156		384,573		2,583	2016
2007		333,206		437,874		82,881		354,993	2017
2008		317,209		397,968		245		397,723	2018
2009		344,154		409,222		5,622		403,600	2019
2010		95,334		109,268		2,464		106,804	2020
2011		559,623		620,559		1,656		618,903	2021
2013		181,756		186,589		—		186,589	2023

	Ps.	2,243,874	Ps.	2,690,680	Ps.	619,485	Ps.	2,071,195

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2013 is as follows:

	Historical loss		Restated tax loss		Utilized		Total remaining amount
Concesionaria	Ps.	1,687,494	Ps.	2,076,169	Ps.	578,869	Ps.	1,497,300
Controladora		535,251		591,753		29,486		562,267
Comercializadora		20,149		21,743		10,115		11,628
Servicios Administrativos		980		1,015		1,015		—

	Ps.	2,243,874	Ps.	2,690,680	Ps.	619,485	Ps.	2,071,195

Validación de tabla por parte de Volaris

h) At December 31, 2013, the Company had the following tax balances:

Restated contributed capital account (“CUCA”) Ps.3,185,711

Combined Net tax profit account (“CUFIN”) Ps.35,010

20.	Other operating income and expenses

An analysis of other operating income is as follows:

	2013		2012		2011
Gain on sale and leaseback (Note 14)	Ps.	106,607	Ps.	61,269	Ps.	72,820
Others		4,670		7,531		1,011

	Ps.	111,277	Ps.	68,800	Ps.	73,831

An analysis of other operating expenses is as follows:

	2013		2012		2011
Administrative and operational support expenses	Ps.	147,746	Ps.	116,257	Ps.	144,035
Technology and communications		96,924		72,962		56,493
Insurance		59,313		66,903		50,861
Passenger services		57,956		53,395		46,393
Rents of offices, maintenance warehouse and hangar (Note 14 c)		22,431		20,227		14,346
Penalty of anticipated IT contract cancellation		21,821		—		34,245
Disposal of intangible, rotable spare parts, furniture and equipment		11,805		14,586		1,066
Equity transaction costs (Note 18)		9,424		—		—
Penalty of anticipated lease contract cancellation		7,601		—		—
Other IT expenses		7,443		—		—
Others		16,036		12,187		11,607

	Ps.	458,500	Ps.	356,517	Ps.	359,046

21.	Finance income and cost

An analysis of finance income is as follows:

	2013		2012		2011
Interest on cash and equivalents	Ps.	23,044	Ps.	8,084	Ps.	5,539
Others		1,730		5,527		—

	Ps.	24,774	Ps.	13,611	Ps.	5,539

An analysis of finance cost is as follows:

	2013		2012		2011
Interest on debts and borrowings	Ps.	38,796	Ps.	53,999	Ps.	48,162
Debt prepayment premium (Note 5)		65,206		—		—
Other finance interest		—		8,262		—
Cost of letter credit notes		17,164		13,868		7,720
Debt financial costs		—		10,059		—
Others		4,571		3,543		1,836

	Ps.	125,737	Ps.	89,731	Ps.	57,718

22.	Components of other comprehensive income

	2013		2012		2011
Derivative financial instruments:
Gain of the not-yet matured interest rate swap contracts	Ps.	41,561	Ps.	15,037	Ps.	(3,438)
Gain of the not-yet matured fuel swap contracts		6,258		1,288		(63,282)

	Ps.	47,819	Ps.	16,325	Ps.	(66,720)

23.	Commitments

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
2014	US$	59,480	Ps.	777,787
2015		53,535		700,046
2016		41,547		543,293
2017		82,275		1,075,868
2018		119,883		1,567,654
2019 and thereafter		117,247		1,533,183

	US$	473,967	Ps.	6,197,831

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24.	Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2013		2012		2011
Revenues:
Domestic (Mexico)	Ps.	9,619,983	Ps.	8,834,864	Ps.	6,781,571
United States of America		3,382,488		2,851,551		2,097,045

Total revenues	Ps.	13,002,471	Ps.	11,686,415	Ps.	8,878,616

25.	Subsequent events

Subsequent to December 31, 2013 and through April 24, 2014:

(i) The Company entered into a 16 new A320neo family aircraft lease agreement with a leading aircraft lessor (10 A320neo and six A321neo); these aircraft will enable Volaris to continue with its growth strategy with a young, efficient and uniform fleet, as well as secure early delivery slots of the next generation and fuel efficient Airbus A320 family new engine option. Volaris’ decision to add the A321neo into its fleet, is in line with its strategy of further reducing its operating costs and to maximize the use of airport slots in key markets. These 16 aircraft will be incorporated into the Company’s fleet between 2016 and 2018 and will be powered by Pratt & Whitney´s PW1100G engine.

(ii) The Company incorporated three new A320 aircraft to its fleet and returned one A320 aircraft to the lessor. The Company’s fleet reached 46 aircraft as of April 24, 2014.

(iii) On April 8, 2014 Concesionaria entered into a new A-320 aircraft lease agreement with Awas Aviation Trading Limited. This new aircraft will be incorporated into the Company’s fleet during 2014.