Form 20-F
period 2014-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2015-04-30
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ordinary Participation Certificates (Certificados de Participación Ordinarios): 709,525,478

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

☐  Yes    ☑   No

Note : Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or

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

☐  Large accelerated filer                ☑  Accelerated filer                ☐  Non -accelerated filer

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F, or our “annual report,” contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep cost low;

•	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with the union representing our flight attendants;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR markets;

•	insurance costs;

•	environmental regulations; and

•	other risk factors included under “Risk Factors” in this annual report.

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Operativos” to refer to “Servicios Operativos Terrestres Volaris, S.A. de C.V. and “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V. Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Operativos and Servicios Administrativos are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

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

“Avianca” means Avianca Holding S.A.

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

“Frontier” means Frontier Airlines, Inc.

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

“IATA” means the International Air Transport Association.

“Interjet” means ABC Aerolíneas, S.A. de C.V.

“LATAM” means LATAM Airlines Group S.A.

“Latin America” means, collectively, Mexico, the Caribbean, Central America and South America.

“Latin American publicly traded airline carriers” means, collectively, Aeroméxico, Avianca, Copa, Gol and LATAM.

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

“Other Latin American publicly traded airlines” means, collectively, Avianca, Copa, Gol, Grupo Aeroméxico and LATAM.

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.14.7180 per U.S.$1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2014. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. For more information on exchange rates, see Item 3: “Key Information—Exchange Rates.” Amounts presented in this annual report may not add up due to rounding.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2013 and 2014 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2010 and the selected consolidated statements of financial position data as of December 31, 2012, 2011 and 2010, were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2010	2011	2012	2013	2014	2014
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger	6,278,469	8,036,275	10,176,747	11,117,327	11,303,327	767,993
Non-ticket	498,921	842,341	1,509,668	1,885,144	2,733,415	185,719

	6,777,390	8,878,616	11,686,415	13,002,471	14,036,742	953,712
Other operating income	(158)	(73,831)	(68,800)	(111,277)	(22,107)	(1,502)
Fuel	2,146,011	3,823,232	4,730,089	5,085,829	5,363,864	364,442
Aircraft and engine rent expense	1,197,022	1,508,135	1,885,696	2,187,339	2,534,522	172,206
Landing, take-off and navigation expenses	867,690	1,281,583	1,639,945	1,923,673	2,065,501	140,338
Salaries and benefits	852,123	1,120,359	1,302,971	1,563,239	1,576,517	107,115
Sales, marketing and distribution expenses(2)	615,431	750,474	751,919	704,146	817,281	55,529
Maintenance expenses(3)	276,128	379,626	498,836	572,114	664,608	45,156
Other operating expenses	255,413	359,046	356,517	458,500	489,938	33,288
Depreciation and amortization(4)	56,572	102,977	211,002	301,531	342,515	23,272

	6,266,232	9,251,601	11,308,175	12,685,094	13,832,639	939,844

	For the Years ended December 31,
	2010	2011	2012	2013	2014	2014
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Operating income (loss)	511,158	(372,985)	378,240	317,377	204,103	13,868
Finance income	5,091	5,539	13,611	24,774	23,464	1,594
Finance cost	(52,221)	(57,718)	(89,731)	(125,737)	(32,335)	(2,197)
Exchange (loss) gain, net	(56,144)	110,150	(95,322)	66,428	448,672	30,485
Other financing cost	(3,455)	—	—	—	—	—

	(106,729)	57,971	(171,442)	(34,535)	439,801	29,882
Income (loss) before income tax	404,429	(315,014)	206,798	282,842	643,904	43,750
Income tax benefit (expense)	238,684	(476)	(3,481)	(17,550)	(38,720)	(2,631)

Net income (loss)	643,113	(315,490)	203,317	265,292	605,184	41,119

Attributable to:
Equity holders of the parent	572,234	(293,540)	215,239	268,678	605,184	41,119
Non-controlling interest	70,879	(21,950)	(11,922)	(3,386)	—	—

Net income (loss)	643,113	(315,490)	203,317	265,292	605,184	41,119

Weighted average shares outstanding
Basic and diluted(5)	727,595,544	727,595,544	732,441,216	865,579,397	1,011,876,677	1,011,876,677
Earnings (loss) per share
Basic and diluted(6)	0.79	(0.40)	0.29	0.31	0.60	0.04
Earnings per ADS
Basic and diluted(7)	—	—	2.94	3.10	6.00	0.40
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	676,913	441,068	822,076	2,450,773	2,264,857	153,883
Accounts receivable, net	202,525	238,939	387,316	602,159	448,560	30,477
Guarantee deposits—current portion	330,071	169,647	238,242	499,089	545,192	37,043
Total current assets	1,396,808	1,130,547	1,815,018	3,999,960	3,688,669	250,623
Total assets	3,700,631	5,061,681	5,701,558	8,377,784	9,905,040	672,988
Total short-term liabilities	1,927,096	3,178,922	3,721,897	3,871,529	4,768,367	323,980
Long-term liabilities	547,528	1,023,020	904,994	543,885	666,893	45,312
Total liabilities	2,474,624	4,201,942	4,626,891	4,415,414	5,435,260	369,292
Capital stock	1,966,313	1,966,313	2,376,098	2,973,559	2,973,559	202,036
Total equity	1,226,007	859,739	1,074,667	3,962,370	4,469,780	303,696
CASH FLOW DATA
Net cash flows provided by (used in) operating activities	539,001	(147,705)	497,448	38,757	333,783	22,679
Net cash flows (used in) provided by investing activities	(321,347)	(628,030)	187,161	(311,926)	(1,184,968)	(80,511)
Net cash flows (used in) provided by financing activities	(90,065)	562,373	(271,898)	1,860,504	524,704	35,649
OTHER FINANCIAL DATA
EBITDA(8)	513,250	(159,858)	493,920	685,336	995,290	67,625
Adjusted EBITDA(8)	572,849	(270,008)	589,242	618,908	546,618	37,140
Adjusted EBITDAR(8)	1,769,871	1,238,127	2,474,938	2,806,247	3,081,140	209,346
OPERATING DATA(9)
Aircraft at end of period	26	34	41	44	50	—
Average daily aircraft utilization (block hours)	12.99	13.38	12.40	12.45	12.42	—
Average daily aircraft utilization (flight hours)	11.33	11.38	10.42	10.37	10.25	—
Airports served at end of period	29	31	37	46	53	—
Departures	38,740	51,255	58,806	68,716	74,659	—

	For the Years ended December 31,
	2010	2011	2012	2013	2014	2014
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Passenger flight segments (thousands)	4,200	5,644	7,037	8,480	9,346	—
Booked passengers (thousands)	4,416	5,934	7,408	8,942	9,809	—
Revenue passenger miles (RPMs) (thousands)	4,628,014	6,290,707	7,668,202	9,002,831	9,722,538	—
Available seat miles (ASMs) (thousands)	5,853,823	7,939,365	9,244,425	10,899,486	11,829,865	—
Load factor	79%	79%	83%	83%	82%	—
Average ticket revenue per booked passenger	1,422	1,354	1,374	1,243	1,152	78
Average non-ticket revenue per booked passenger	113	142	204	211	279	19
Total operating revenue per ASM (TRASM) (cents)	115.8	111.8	126.4	119.3	118.7	8.1
Passenger revenue per ASM (RASM) (cents)	107.3	101.2	110.1	102.0	95.5	6.5
Operating expenses per ASM (CASM) (cents)	107.0	116.5	122.3	116.4	116.9	7.9
CASM ex fuel (cents)	70.4	68.4	71.2	69.7	71.6	4.9
Fuel gallons consumed (thousands)	74,075	97,970	112,225	129,076	138,533	—
Average economic fuel cost per gallon	29.0	39.0	42.1	39.4	38.7	2.6
Employees per aircraft at end of period	71	67	63	61	56	—

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.14.7180 per U.S.$1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2014. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(2)	Business alliance amortization expense for the year ended December 31, 2010 (year in which it was fully amortized) was Ps.5.1 million. These amounts were recognized in sales, marketing and distribution expenses.
(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(5)	Unvested shares awarded under the management incentive plan and our swap shares are deemed treasury shares and non-dilutive until December 31, 2012, and accordingly, they have been excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of basic and diluted earnings per share. During 2013, issued shares awarded under the management incentive plan and, up until April 22, 2013, our swap shares are deemed treasury shares and dilutive; accordingly, they have been included in the determination of weighted average basic and diluted shares outstanding for the period. The shares awarded under the share purchase plan are deemed to be treasury shares from November 6, 2014, date in which these shares were acquired by the administrative Trust number F/745291. Accordingly, these shares have been included in the determination of weighted average basic and diluted shares outstanding. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan”.
(6)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
(7)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(8)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.
(9)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years ended December 31,
	2010	2011	2012	2013	2014	2014
		(in thousands of pesos)				(in thousands of U.S. dollars)
Reconciliation:
Net income (loss)	643,113	(315,490)	203,317	265,292	605,184	41,119
Plus (minus):
Finance cost	52,221	57,718	89,731	125,737	32,335	2,197
Finance income	(5,091)	(5,539)	(13,611)	(24,774)	(23,464)	(1,594)
(Benefit)/provision for income tax	(238,684)	476	3,481	17,550	38,720	2,631
Depreciation and amortization	56,572	102,977	211,002	301,531	342,515	23,272
Business alliance amortization	5,119	—	—	—	—	—

EBITDA	513,250	(159,858)	493,920	685,336	995,290	67,625
Exchange (gain) loss, net	56,144	(110,150)	95,322	(66,428)	(448,672)	(30,485)
Other financing cost (income), net	3,455	—	—	—	—	—

Adjusted EBITDA	572,849	(270,008)	589,242	618,908	546,618	37,140
Aircraft and engine rent expense	1,197,022	1,508,135	1,885,696	2,187,339	2,534,522	172,206

Adjusted EBITDAR	1,769,871	1,238,127	2,474,938	2,806,247	3,081,140	209,346

B.	Exchange Rates

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

	Rate(1)
	High	Low	Period End(2)	Average(3)
2010	13.1819	12.1575	12.3571	12.6367
2011	14.2443	11.5023	13.9787	12.4273
2012	14.3949	12.6299	13.0101	13.1685
2013	13.4394	11.9807	13.0765	12.7679
2014	14.7853	12.8462	14.7180	13.2983
November 2014	13.7667	13.4316	13.7667	13.5903
December 2014	14.7853	13.7667	14.7180	14.4530
January 2015	14.9469	14.5559	14.8414	14.6740
February 2015	15.1099	14.7548	14.9624	14.9044
March 2015	15.5837	14.9347	15.1542	15.2100
April 2015 (through April 29)	15.4518	14.8003	15.3213	15.2276

(1)	Source: Mexican Central Bank.
(2)	As published by the Mexican Central Bank as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on the period end.
(3)	Average of month-end rates or daily rates, as applicable.

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

On April 29, 2015 the rate for the payment of obligations denominated in foreign currency payable in Mexico as published by the Mexican Central Bank for pesos was Ps.15.3213 per U.S.$1.00.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2012, 2013 and 2014, the Mexican economy grew 4.0%, 1.4% and 2.1%, respectively, in terms of GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 3.57% for 2012, 3.97% for 2013 and 4.08% for 2014. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.

Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-peso exchange rate on our U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt, U.S. dollar-denominated aircraft lease payments and accounts payable arising from imports of spare parts and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because historically our U.S. dollar-denominated monetary assets (including cash, security deposits and non-finance deposits) have exceeded our U.S. dollar-denominated liabilities, the devaluation and appreciation of the peso resulted in exchange gains and losses, respectively.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.17% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.51%, respectively, against the U.S. dollar in nominal terms. As of December 31, 2014, the peso depreciated 12.6% against the U.S. dollar in nominal terms since December 31, 2013.

In 2014, approximately 68% of our total operating costs and 31% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses were denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, 100% of our outstanding financial debt and 100% of our lease payments as of the date of this annual report are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 42%, 40% and 39% of our total operating costs in 2012, 2013 and 2014, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel”.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2014, we had hedged approximately 39% and 5% of our projected fuel requirements for the year ended December 31, 2015 and for the first quarter of 2016, respectively. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S.$172.2 million and U.S.$73.9million, respectively, in 2014, and have future operating lease obligations aggregating approximately U.S.$1,131.1 million over the next 12 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney, respectively, for delivery over the next five years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

As of December 31, 2014, the average age of our 50 aircraft in service was approximately 4.3 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.40 block hours in 2012, 12.45 block hours in 2013 and 12.42 block hours in 2014. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses or telecommunications failures. Substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We have implemented security measures, back-up procedures and disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions. Disruption in, changes to or a breach of, these systems could result in the disruption to our business and the loss of important data. These disruptions may also result in adverse economic consequences. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

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

Our non-ticket revenues are generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenues from non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, pursuant to which WFS or its affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires in March 2018 and may be terminated by us with 60-days prior notice and by ASA only if we do not pay for the fuel provided. The agreement with WFS expires in September 2015 and may be terminated by either party with 30-days prior notice. If either ASA or WFS offers fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business. If either of ASA or WFS terminates its agreement with us, is unwilling to renew it upon termination or is unable or unwilling to cover our fuel needs, we would have to seek an alternative source of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and WFS. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

Cyber-attacks or other breaches of network or information technology security could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. Cyber-attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. The costs associated with a major cyber-attack on us could include increased expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information about us, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

Our business is labor intensive, with labor costs representing approximately 12%, 12% and 11% of our total operating costs for the fiscal years 2012, 2013 and 2014, respectively. As of December 31, 2014, approximately 74% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union expire in February 2016. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on NYSE and the Mexican Stock Exchange. The Company raised Ps.2,684.3 million (approximately US$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of Ps.15.51 per share (US$1.20 dollars) or US$12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

Overview

We are an ultra-low-cost carrier, or ULCC, incorporated under the laws of the United Mexican States. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 130 and grown our cost-efficient Airbus A320 family aircraft from four to 50. We currently operate up to 235 daily flight segments on routes that connect 38 cities in Mexico and 20 cities in the United States. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The 20 cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines. In 2014, our CASM was Ps.1.17 (U.S.$0.79), compared to an average CASM of U.S.$1.37 for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta and United, which had an average CASM of U.S.$ 1.44 in 2014. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico. During 2014, our average base fare was Ps. 1,152 (U.S.$78) and we regularly offer promotional base fares of Ps.499 (U.S.$34) or less. Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2014, our average load factor was 82.2%, compared to an average load factor of 79.0% for the other Latin American publicly traded airlines and 83.9% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 86.4% on-time performance rate in 2014. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2012, 2013 and 2014, we incurred capital expenditures of Ps.856.1 million, Ps.1,161.0 million and Ps.1,602.6 million, which include acquisitions of rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in the existing routes must be approved by the DGAC. Domestic Routes are subject to our Concession and the Mexican Aviation Law. As we only fly in international routes to the United States, such routes are subject to our Concession, the international routes authorization permits issued by the DGAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated August 16, 1960, as amended on December 12, 2005. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico and vice versa. Under the USA Mexico Bilateral Air Transport Agreement, each of the governments has the right to appoint two (or three) airlines of each city pair, as the airlines authorized to render air transportation services in each route from the United States to Mexico and vice versa. On November 21, 2014 the United States government and the Mexican government executed an amendment to the USA Mexico Bilateral

Air Transport Agreement and a memorandum of consultations in connection thereto, pursuant to which the restrictions of the number of air carriers that may operate for any given pair of cities will be eliminated until January 2016. The effectiveness of such amendment is subject to final approval by the corresponding governmental authorities of each country. In the case of Mexico, it requires ratification by the national senate.

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

Legacy carriers offer scheduled flights to major domestic and international routes (directly or through membership in an alliance, such as Star Alliance, Oneworld and/or Skyteam) and serve numerous smaller cities. These carriers operate mainly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching to another airline. Traditional legacy carriers typically have higher cost structures than low-cost carriers due to higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and multiple classes of services. Other examples of legacy carriers in the Latin American market include Avianca, Copa, and LATAM.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 3.08% in 2015 and 3.63% in 2016 according to the Mexican Central Bank. These estimates are lower than the estimates for the United States by 0.4% in 2015 and higher by 0.2% in 2016 according to the International Monetary Fund. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the National Statistics and Geography Institute (Instituto Nacional de Estadística y Geografía). As of 2010, approximately 39% of the Mexican population was under 20 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 27% of the population is currently under 20 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that there are, on average 0.38 annual trips per capita, whereas in Mexico the number is roughly one-third of that.

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

In recent years the Mexican government has made a substantial investment in developing Mexico’s airport infrastructure. In 1998, the Mexican government created a program to open Mexico’s airports to private investments. Three private airport operators (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos del Sureste de Mexico, S.A.B. de C.V.) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings. The Mexican government still manages and operates the Mexico City International Airport (AICM), which it considers strategic, as well as other minor airports in the country. The National Development Plan, published in the Official Gazette of the Federation on May 20, 2013, describes the plans for the airline sector for the years 2013 to 2018. The plan provides for (i) investments in air transportation and airports; (ii) supervision of airlines to ensure safety, efficiency, and quality standards; (iii) the execution of new bilateral air transportation agreements in order to increase the penetration of the Mexican domestic airline industry in international markets; and (iv) the development of airport services for the metropolitan area of Mexico City, as well as regional airports. In addition, on July 15, 2013 the 2013-2018 Investment in Transportation and Communications Infrastructure Program was announced, which is a program with a multi-modal focus, that is intended to improve highways, railroads, ports, airports, and telecommunications through an investment of Ps. 4.0 billion. We believe this strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In September 2014, the Mexican government announced the construction of a new international airport for Mexico City to replace the current international airport, which is now operating at full capacity at most times of the day. This new international airport is expected to start operations in 2020.

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 20 years, with an average passenger to economic growth ratio (RPK/GDP) of 1.6 times. As a result, a GDP growth of 4.1% in the next 20 years could imply an industry growth rate of around 38% by 2018 and over 90% by 2023.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 82.2% in 2014.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 5.0% and international volumes have grown by a CAGR of 2.6% from 2006 to 2014 according to the DGAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2014:

Passenger Volumes (millions of segment passengers)	2006	2007	2008	2009	2010	2011	2012	2013	2014
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6
% growth (decreased)	6.1%	(0.5%)	2.5%	(13.2%)	6.3%	4.1%	6.5%	8.1%	9.2%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5	32.9
% growth (decreased)	11.8%	23.6%	0.9%	(11.6%)	0.3%	3.9%	10.3%	8.6%	8.0%
Total	49.5	54.6	55.6	48.7	50.3	52.3	56.6	61.4	66.5
% growth (decreased)	8.6%	10.3%	1.7%	(12.4%)	3.3%	4.0%	8.4%	8.5%	8.3%

Source: DGAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 68% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities include Chicago, Los Angeles, San Antonio and San Francisco-Oakland, with Mexicans and Mexican-Americans in each of them amounting to 1.5 million, 4.6 million, 0.9 million and 0.7 million, respectively, according to PEW Research Hispanic Center based on U.S. Census Bureau data.

In 2014, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 59% of the domestic market, based on passenger flight segments, according to the DGAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%	23.31%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%	36.08%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%	23.75%
VivaAerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%	11.85%

Source: DGAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operations in August 2010.

(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013	2014
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%	21.73%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%	65.71%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%	11.31%
VivaAerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%	0.93%

Source: DGAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Airways, and Delta. As of December 31, 2014, we were the sixth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 35% from 2006 to 2014, with approximately 0.9 million booked passengers in 2006 and 9.8 million booked passengers in 2014. We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

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

Lowest Cost Structure. We believe that in 2014 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.1.17 (U.S.$0.79), compared to Avianca at U.S.$1.73, Copa at U.S.$1.05, Gol at U.S.$1.32, Grupo Aeroméxico at U.S.$1.25 and LATAM at U.S.$1.48. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S.$1.22, American at U.S.$1.45, Delta at U.S.$1.59 and United at U.S.$1.48 in 2014, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.3 years as of December 31, 2014.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.4 block hours per day in 2014.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 85.6% of our tickets through these channels. We do not use GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S.$7 in 2009 to U.S.$19 in 2014 by, among other things:

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

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets. We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States. We believe these people represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking. We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.499 (U.S.$34). We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2014, we had more than 50% passenger market share in 65 of our 122 routes. As of December 31, 2014 we faced no competition from any other carrier on 22% of our domestic seat capacity. We entered the U.S. market in July 2009 and by 2014 derived 27.2% of our passenger revenues from our U.S. routes and attributed 26% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2014, we achieved an average passenger load factor of 82.2% and an average aircraft utilization rate of 12.4 block hours per day with a standard turnaround time between flights of approximately 45 minutes. For our fleet type, our average aircraft utilization rate of 9.3 flight hours per day was among the highest worldwide and was 11.9% higher than the industry average of 8.3 flight hours per day for all Airbus A319 aircraft and 11.1% higher than the 8.9 flight hours per day for all Airbus A320 aircraft, according to information for the year ended December 31, 2014 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with an 86.4% on-time performance rate, 99.5% flight completion rate and a mishandled baggage rate of only 1.26 bags per 1,000 passengers in 2014.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2014, we had approximately 1.15 million fans on Facebook and 736 thousand followers on Twitter, both of which we primarily use for marketing, customer service and promotion. In 2014, the magazine Merca 2.0® further recognized us as the first Mexican company on Twitter. In addition, according to a study by Socialbakers, we were recognized as one of the world’s most socially devoted airlines in 2014. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

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

Remain the Low Cost Carrier of Choice. We believe that by deploying additional cost-efficient Airbus A320 and A321 aircraft with higher seat density, spreading our low fixed cost infrastructure over a larger scale of operations, outsourcing operating functions and keeping sales and marketing overhead low, we can continue to improve operating efficiencies while maintaining low costs. Our ULCC business model enables us to operate profitably, on an annual basis based on the results of our most recently completed fiscal year, at low fare levels, and we intend to continue to maintain low fares to stimulate demand. We also make flying easy and strive to remain the low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable and high quality travel experience to our customers across our expanding operations in Mexico and the United States.

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post- trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we plan to start selling in-flight products and to introduce and expand upon products and services that are unrelated to passenger travel. In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 108,000 members as of December 31, 2014. We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013. We also continue to aggressively expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this report, we have firm commitments for 59 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next five years, including 40 of the next generation Airbus A320 NEO and six of the next generation Airbus A321 NEO, the delivery of which will commence in 2016 and 2017, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2016. We plan to phase out all of our A319 aircraft with 144 passenger seats by 2019 and operate solely a fleet of Airbus A320 (174/179 passengers seats) and A321 (220 passengers seats) aircraft. During 2015, we incorporated two aircraft to our fleet (one A320 CEO and our first A321 CEO). Our fleet reached 52 aircraft as of April 29, 2015. Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

Grow Passenger Volume by Profitably Establishing New Routes. We believe our focus on low fares and customer service will stimulate growth in overpriced, underserved and inefficient new markets. We will continue our disciplined approach to domestic and international market entry by using our rigorous selection process where we identify and survey possible target markets that have the potential to be profitable within our business model. For example, in December 2014, we added four new routes from Monterrey to Mazatlan, Acapulco, Tuxtla Gutierrez and Oaxaca and two new routes from Mexico City and Guadalajara to Fort Lauderdale, and two more U.S. destinations from Cancun and Guadalajara to Las Vegas and Reno, respectively. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 160 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 150 routes internationally that have stage lengths of at least 200 miles.

Our Operations

Passenger Revenue

Passenger revenues accounted for approximately Ps.11,303 million, or 81% of our total operating revenues in 2014. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

Non-Ticket Revenue

Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services. In 2014, we derived approximately Ps.2,733 million, or 19% of our total operating revenues from non-ticket revenue.

Air travel-related services include, but are not limited to, fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related transportation service is provided.

Non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the life of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenue from cargo services are recognized when we deliver the cargo to the destination.

The typical fees for advance seat selection, extra legroom, carriage of sports equipment and pets and ticket changes are approximately U.S.$5 to U.S.$11, U.S.$7 to U.S.$20, U.S.$54 to U.S.$100, U.S.$89 to U.S.$99 and U.S.$58 to U.S.$85, respectively and we generate such fees in Mexico and in the United States. We also make available trip insurance commercialized by third parties through our website.

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S.$49 or a group annual membership of U.S.$149. V-Club subscriptions accounted for approximately 1.9% of our non-ticket revenues in 2014. Members of the V-Club have exclusive access to the lowest fares and promotions available. Members have access to an Internet booking engine similar to our website that displays last minute fares and discounted fares. We generate revenues from our affinity credit card from multiple revenue streams including point redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for approximately 1.2% of our non-ticket revenues as of December 31, 2014. As of December 31, 2014, we had approximately 108,000 V-Club members and 126,000 affinity credit card holders.

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

Route Network

We currently serve 58 cities throughout Mexico and the United States and operate up to 235 daily segments on routes that connect 38 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 20 cities in the United States, including: Chicago, Denver, Fresno, Fort Lauderdale, Las Vegas, Los Angeles, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Diego and San Jose. Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.

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

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our call center, airports and third parties such as travel agents. We use our website, www.volaris.com (the contents of which are not a part of, and are not incorporated by reference into, this Annual report), as the primary platform for ticket sales. After our website, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2014 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2014	Fee in pesos(1)
Website	64.0%	—
Call center	16.3%	99
Third-party travel agents	14.4%	69
Airport counters	5.3%	99

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses we have made available. Approximately 83% of our sales are paid by credit and debit card and 17% by cash and other forms of payment. We have entered into agreements with Telecomunicaciones de México, Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 20,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2014, we expensed an aggregate of Ps.405 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with Atento Mexicana, S.A. de C.V., or Atento, to outsource our call center. Pursuant to this agreement, Atento receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability. Atento also makes calls to our customers at our request and provides us with reports. As with our online bookings, purchases through our call center can be paid for at the time of booking by credit or debit card, or within 24 hours in cash at one of our points of payment. The agreement with Atento expires in June 2015.

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

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instragram and YouTube. As of December 31, 2014, we had approximately 1.15 million fans on Facebook and 736 thousand followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms. We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 1.5 million e-mail addresses on a weekly basis. We also have special promotions like “your name on a plane,” where we place the first name of the winning customer on the fuselage of an aircraft for a one year period. We strive to have the highest marketing impact at the lowest cost.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 108,000 members as of December 31, 2014. The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2012, 2013 and 2014:

	2012	2013	2014
On-time performance(1)	83.6%	88.2%	86.4%
Completion factor(2)	99.7%	99.7%	99.5%
Mishandled baggage(3)	1.92	1.27	1.26

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2014, our CASM was Ps.1.17 (U.S.$0.79), compared to an average CASM of U.S.$1.37 for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta and United, which had an average CASM of U.S.$1.44 in 2014.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus. Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 50 aircraft as of December 31, 2014.

As of December 31, 2014 we flew only Airbus A319 and A320 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

As of December 31, 2014, our fleet of 50 Airbus narrow-body aircraft consisted of 18 Airbus A319s and 32 A320s. We have a young fleet with the average age of our fleet being 4.3 years as of December 31, 2014, as compared to an average of 10.5 years for the other Mexican airlines according to the DGAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 144 passengers and our Airbus A320s accommodate 174 or 179 passengers. Each of our Airbus A320 family aircraft is equipped with IAE engines. We have taken delivery of six spare engines for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2014:

	2006	2007	2008	2009	2010	2011	2012	2013	2014
Fleet additions (Returns)
A319	6	8	5	—	5	—	—	(4)	(2)
A320	—	—	2	—	—	8	7	7	8

Total fleet	6	14	21	21	26	34	41	44	50

The following table shows the development of our fleet from 2015 to 2020 pursuant to our current contracts:

	2015E	2016E	2017E	2018E	2019E	2020E
Fleet additions (Returns)
A319	(1)	(5)	(3)	(7)	(2)	—
A320(1)	4	7	6	10	10	11
A321(1)	2	—	2	4	—	—

Total fleet	55	57	62	69	77	88

(1)	Pursuant to new aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet. These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (two in 2016, four in 2017 and four in 2018) and six A321NEO aircraft (two in 2017 and four in 2018).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Bancomext under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements. We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered in 2015, and eight aircraft to be delivered in 2016.

As of December 31, 2014, we had 50 aircraft leased pursuant to long-term lease agreements for an average term of 9.25 years each. The operating leases for these aircraft expire between 2015 and 2026. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments except for two, which provide for variable rent payments which fluctuate based on changes in LIBOR. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 42 Airbus A320 family aircraft in the next six years (from April 2015 to December 2020). The agreement provides for the addition of 12 A320 CEOs and 30 NEOs to our fleet as follows: four in 2015, eight in 2016, two in 2017, six in 2018, ten in 2019, and 12 in 2020. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO and six Airbus A321NEO that will be delivered between 2016 and 2018. We have decided to move to a bigger gauge aircraft by leasing A321 and by taking delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy. On November 26, 2014, we executed a lease agreement with a leasing company for the lease of two Airbus A321 CEO aircraft that will be delivered in April and May, 2015, respectively.

We have 18 scheduled A319 aircraft returns in the next five years: one in 2015, five in 2016, three in 2017, seven in 2018, and two in 2019, as well as five A320 aircraft returns in the next six years: one in 2015, three in 2016 and one in 2020. However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

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

Aircraft maintenance and repair consists of routine and non-routine maintenance, and the work performed is divided into three general categories: line maintenance, major maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at the airports we currently serve. Line maintenance also includes scheduled tasks that can take from seven to 14 days to complete and are typically required approximately every 18 months.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 42%, 40% and 39% of our total operating costs in 2012, 2013 and 2014, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as WFS, pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

Historically, the fuel costs experienced substantial variances, which cannot be predicted with any degree of certainty since it is subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy is to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.”

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

Social Responsibility

We are committed to social responsibility and sustainable development through our participation, at all levels of our company, in projects and initiatives aimed to create economic, social and environmental value in the communities that we operate and our employees. These projects and initiatives include measures such as donations, volunteer initiatives, campaigns, and environmental awareness programs, such as transportation of organs and tissues for transplants, donation of plane tickets, unclaimed luggage, wheelchairs and toys to charitable organizations, quality environmental certifications, such as ISO 9001 and ISO 14001, and the adoption of a carbon-offset program, which contemplates investments in state-of-the-art technologies such as sharklets, to reduce our environmental footprint.

C.	Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary. Comercializadora is our operating subsidiary that is primarily engaged in marketing, advertising and other commercial matters. Servicios Corporativos, Servicios Administrativos and Servicios Operativos employ our employees. All of our subsidiaries are incorporated in Mexico.

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

Name	Principal Activities	Country	% Equity interest
			2014	2013
Deutsche Bank México, S.A., Trust 1462*	Pre-delivery payments financing	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1484*	Pre-delivery payments financing	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1498*	Pre-delivery payments financing	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

*	During 2014, the Trust agreements were terminated as all aircraft under this structure were delivered to the Company.

•	Share-based payment trusts: We have formed the following share-based payment trusts:

Management incentive plan: In December 2012, our shareholders approved a share incentive plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to the Management Trust for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee of the Management Trust. On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefor. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”

Share purchase plan (equity-settled): On November 6, 2014, we approved an amendment to our long-term retention plan for the benefit of certain key executives, based on the recommendations of our board of directors at its meetings held on July 24 and August 29, 2014. In connection therewith, in November 2014, we established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. An irrevocable administrative trust was created by Servicios Corporativos, as trustee, to administer this plan. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Share Purchase Plan.”

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

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210, where we lease 6,656 square meters under a lease that expires in May 2022. We also lease a 1,500 square-meter warehouse for storage, located in Toluca within the airport area, under a lease that expires in 2015. In addition, we lease a hangar facility in Toluca under a lease that expires in May 31, 2015.

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

Description of Our Principal Line Items

Operating Revenues

Passenger Revenue. We derive our operating revenues primarily from transporting passengers on our aircraft. Approximately 81% of our total operating revenues were derived from passenger fares in 2014. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Non-ticket Revenue. We derived approximately 19% of our total operating revenues in 2014 from non-ticket revenue. The most significant non-ticket revenues include revenues generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services.

Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related transportation service is provided.

Revenues from non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the life of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenue from cargo services is recognized when we deliver the cargo to the destination.

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2012	2013	2014
Operating revenues:
Passenger	87%	86%	81%
Non-ticket	13%	14%	19%
Total operating revenues	100%	100%	100%
Other operating income	(1%)	(1%)	0%
Fuel	40%	39%	38%
Aircraft and engine rent expense	17%	17%	18%
Salaries and benefits	11%	12%	11%
Landing, take-off and navigation expenses	14%	15%	15%
Sales, marketing and distribution expenses	7%	5%	6%
Maintenance expenses	4%	4%	5%
Other operating expenses	3%	4%	3%
Depreciation and amortization	2%	2%	2%
Total operating expenses, net	97%	98%	99%
Operating income	3%	2%	1%
Finance income	0%	0%	0%
Finance cost	(1%)	(1%)	0%
Exchange gain (loss), net	0%	1%	3%
Other financing income, net	0%	0%	0%
Income before income tax	2%	2%	5%
Income tax expense	0%	0%	0%
Net income	2%	2%	4%

Revenues from our international operations represented 24.4%, 26.0% and 27.2% of our total revenues in 2012, 2013 and 2014, respectively, and revenues from our domestic operations represented 75.6%, 74.0% and 72.8% of our total revenues in 2012, 2013 and 2014, respectively.

Revenue Recognition. Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel. Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, upon provision of the corresponding transportation service or expiration of the ticket, the earned revenue is credited to operations as revenues and the liability account is reduced by the same amount. All of our tickets are non-refundable, and subject to change upon the payment of a fee. Additionally, we do not operate a frequent flier program. Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services:

•	Air travel-related services include, but are not limited to, fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related transportation service is provided.

•	Non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the life of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

•	Revenue from cargo services is recognized when we deliver the cargo to the destination.

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

Other Operating Income. Other operating income primarily includes the gains from sale and lease back operations of our aircraft and engines.

Fuel. Fuel expense is our single largest operating expense. It includes the cost of fuel, related taxes, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting.

Aircraft and Engine Rent Expense. Aircraft rent expense consists of monthly lease rents for our 50 aircraft and six spare engines, as of December 31, 2014, under the terms of the related operating leases and is recognized on a straight line basis. Aircraft rent expense also includes gains and losses related to our interest rate swap contracts that qualify for hedge accounting. Additionally, if we determine that we will probably not recover partially or completely the maintenance deposits we pay to the lessor as maintenance deposits, we record these amounts in the results of operations as additional aircraft rent (supplemental and contingent rent) from the time we make the determination over the remaining term of the lease.

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

Other Operating Expenses. Other operating expenses include (i) administrative support such as travel expenses, stationery, administrative training, monthly rent paid for our headquarters’ facility, professional fees and all other administrative and operational overhead expenses; (ii) costs for technological support, communication systems, cell phones, and internal and operational telephone lines; (iii) premiums and all expenses related to the aviation insurance policy (hull and liability); (iv) outsourced ground services and the cost of snacks and beverages that we serve on board to our passengers; and (v) rent expense associated with the lease of our maintenance warehouse and hangar.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2012	2013	2014	2014
	(In Ps. cents)			(In U.S.$ cents)(1)
Other operating income	(0.7)	(1.0)	(0.2)	(0.0)
Fuel	51.2	46.7	45.3	3.1
Aircraft and engine rent expense	20.4	20.1	21.4	1.5
Salaries and benefits	14.0	14.3	13.3	0.9
Landing, take-off and navigation expenses	17.7	17.6	17.5	1.2
Sales, marketing and distribution expenses	8.1	6.5	6.9	0.5
Maintenance expenses	5.4	5.2	5.6	0.4
Other operating expenses	3.9	4.2	4.1	0.3
Depreciation and amortization	2.3	2.8	2.9	0.2

Total operating expenses, net	122.3	116.4	116.9	7.9

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.14.7180 per U.S.$1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2014. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 3% to 5% per year for the next ten years according to the Mexican Central Bank, which is 1% to 2% above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. Mexico’s projected GDP growth is expected to result in the number of middle-income homes continuing their growth trend, having already grown from 5.1 million in 1992 to 15.8 million in 2008. Regarding population dynamics as of 2010, around 39% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2014 was 4.08% according to the INEGI. As of December 31, 2014, international reserves were at U.S.$193,239 million.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps.1.17 (U.S.$0.79) we believe was the lowest CASM in Latin America in 2013, compared to Avianca at U.S.$1.73, Copa at U.S.$1.05, Gol at U.S.$1.32, Grupo Aeroméxico at U.S.$1.25 and LATAM at U.S.$1.48. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S.$1.22, American at U.S.$1.45, Delta at U.S.$1.59 and United at U.S.$1.48.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico. In 2014, the Mexican low-cost carriers (including us) combined had 59% of the domestic market based on passenger flight segments. We had 23.3% of the domestic market which placed us third, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 2.8 billion in 2014, of which approximately 75 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United. We have grown rapidly in the international market since we started international operations in 2009, reaching 36.0% market share on the routes that we operate and 5.3% market share considering all routes between Mexico and the United States in 2014, according to the DGAC.

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

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 42%, 40% and 39% of our total operating expenses for 2012, 2013 and 2014. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico.

During the years ended December 31, 2012, 2013 and 2014 we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 4%, 11% and 20% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2014, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 54,148 thousands gallon, which represent a portion of our 2015 and 2016 projected consumption. As of December 31, 2014, we had hedged approximately 39% and 5% of our projected fuel requirements for the year ended December 31, 2015 and for the first quarter of 2016, respectively.

As of December 31, 2014, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS and Chemoil fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. We receive all of our revenue in pesos and U.S. dollars. U.S. dollar-denominated collections accounted for 31% of our total collections for each year of 2013 and 2014, which provides a natural partial hedge against a portion of our U.S. dollar costs. However, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 75% and 68% of our total operating costs in 2013 and 2014. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals, maintenance, and material and repair costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar. As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, we recorded a foreign exchange (loss)/gain, net of Ps.(95.3) million in 2012, Ps.66.4 million in 2013 and Ps.448.7 million in 2014.

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

Due to the young age of our fleet (approximately 4.3 years on average as of December 31, 2014), maintenance expense in 2013 and 2014 remained relatively low. For the years ended December 31, 2012, 2013 and 2014 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.129.9 million, Ps.309.4 million and Ps.585.7 million, respectively. For the years ended December 2012, 2013 and 2014 the amortization of these deferred major maintenance expenses was Ps.126.3 million, Ps.210.5 million and Ps.253.4 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2013 and 2014, total maintenance costs amounted to Ps.572.1 million and Ps.664.6 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps.1,174.6 million (U.S.$80.4 million) in 2015.

Aircraft Maintenance Deposits Paid to Lessors. The terms of our aircraft lease agreements require us to pay maintenance deposits to lessors to be held as collateral for the performance of major maintenance activities, resulting in our recording significant prepaid deposits on our consolidated statements of financial position. As a result, the cash costs of scheduled major maintenance events are paid well in advance of the recognition of the maintenance event in our results of operations. Please see Item 5:—Critical Accounting Policies and Estimates.”

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

During 2012 we opened 18 new routes, added 27 more in 2013 and 38 more in 2014. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential.

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

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps.349.2 million, Ps.544.3 million and Ps.834.9 million in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2012, 2013 and 2014, respectively.

At lease inception and at each consolidated statement of financial position date, we assess whether the maintenance deposit payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance deposit payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position.

The portion of prepaid maintenance deposits that are deemed unlikely to be recovered, primarily relate to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps.27.2 million in 2012, Ps.38.4 million in 2013 and Ps.43.0 million in 2014 of maintenance deposits as supplemental rent.

As of December 31, 2012, 2013 and 2014 we had prepaid maintenance deposits of Ps.2,063.0 million, Ps.2,607.3 million and Ps.3,442.2 million, respectively, recorded in our consolidated statement of financial position. We have concluded that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

Our lease agreements also provide that all maintenance deposits held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance deposit payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent in our consolidated statement of operations. We accrue contingent rent beginning when it becomes probable and reasonably estimable we will incur such nonrefundable maintenance deposit payments. Maintenance deposits held by lessors that are refundable to us at the expiration of the lease are accounted for as prepaid maintenance deposits on the consolidated statement of financial position when they are paid to the lessors. For the years ended December 31, 2012, 2013 and 2014, we expensed as contingent rent Ps.99.4 million, Ps.102.7 million and Ps.110.7 million, respectively.

During the year ended December 31, 2011, we extended the lease terms of six aircraft lease agreements, which made available to us maintenance deposits that were recognized in prior periods in the consolidated statement of operations as supplemental rent of Ps.163.0 million. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and, as such, the contingent rental payments were expensed, as they were not substantially and contractually related to maintenance. When the leases were amended, however, the maintenance deposits amounts became probable of recovery due to the longer lease term and, as such, they are being recognized as an asset. The effect of these lease extensions were recognized as a guarantee deposit and a deferred liability in our consolidated statements of financial position at the time of lease extension.

During the years ended December 31, 2013 and 2014, we extended the lease term of two spare engine agreements and one aircraft agreement, respectively. These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.22.9 million and Ps.47.4 million during 2013 and 2014, respectively.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2012, 2013 and 2014, we amortized Ps.23.3 million, Ps.25.6 million and Ps.26.9 million, respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

Aircraft and Engine Maintenance. We account for major maintenance under the deferral method. Under the deferral method, the cost of major maintenance is capitalized (leasehold improvements to flight equipment) and amortized as a component of depreciation and amortization expense until the next major maintenance event or during the remaining contractual lease term, whichever occurs first. The next major maintenance event is estimated based on assumptions including estimated usage maintenance intervals mandated by the FAA in the United States and the DGAC in Mexico and average removal times suggested by the manufacturer. These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a major maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated useful life would decrease before the next maintenance event, resulting in additional amortization expense over a shorter period.

In 2012, 2013 and 2014, we capitalized costs of major maintenance events of Ps.129.9 million, Ps.309.4 million and Ps.585.7 million, and recognized amortization expenses of Ps.126.3 million, Ps.210.5 million and

Ps.253.4 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statement of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.625.1 million, Ps.782.6 million and Ps.918.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Fair value: The fair value of our financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets. They are determined using valuation techniques such as the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility. Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

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

During the year ended December 31, 2012, 2013 and 2014, we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.61.3 million, Ps.106.6 million and Ps.14.2 million, respectively, that was recorded as other operating income in the consolidated statement of operations.

Additionally, during the year ended December 31, 2011, we entered into sale and leaseback transactions, which resulted in a loss of Ps.30.1 million. This loss was deferred in the consolidated statements of financial position and is being amortized over the contractual lease term. At December 31, 2013 and 2014, the current portion of Ps.3.0 million and Ps.3.0 million was recorded as prepaid expenses and other current assets, and the non-current portion amounts of Ps.23.6 million and Ps.20.5 million was recorded as other assets, respectively.

For the years ended December 31, 2012, 2013 and 2014, we amortized a loss of Ps.3.0 million, Ps.3.0 million and 3.0 million, respectively, as additional aircraft rental expense.

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

During 2012, 2013 and 2014, we amortized a corresponding benefit from these credit notes of Ps.3.5 million, Ps.9.3 million and Ps.9.3 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

During 2012 and 2013, we applied Ps.25.3 million and Ps.11.2 million, respectively, to outstanding LHT invoices and also recorded an account receivable of Ps.21.2 million and Ps.10.0 million, respectively, for the unused portion of the credit notes. This account receivable will be applied against future invoices payable to LHT under the total support agreement. During 2014 we used Ps.11.2 million of the credit notes recorded in 2013.

Equity-settled Transactions. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The Equity-settled Transactions include a share purchase plan and a management incentive plan.

Long-term Incentive Plan

Share Purchase Plan

In November 2014, we have established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps.7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market, based on the instructions of the administration trust’s technical committee.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’ account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

The total cost of this share purchase plan is Ps.10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount is being expensed over the vesting period, which commenced on November 11, 2014 and will end in November 2017. During 2014, we did recognized Ps.1.1 million as compensation expense associated with this share purchase plan in our consolidated statement of operations.

Movements during the year

The following table illustrates the number of shares associated with our share purchase plan during the year:

Number of Series A shares
Outstanding as of November 11, 2014	594,081
Granted during the year	—
Exercised during the year	—

Outstanding as of December 31, 2014	594,081

At December 31, 2014, the shares held in trust to satisfy this share purchase plan were recorded as treasury shares and all are considered outstanding for diluted earnings per share purposes. The administrative trust held available cash in an amount equal to Ps.0.4 million, which will be used to acquire the remaining shares.

Vesting Period

As of December 31, 2014 the vesting period of the shares granted under our share purchase plan are as follows:

Number of Series A shares	Vesting period
198,027	November 2014 – 2015
198,027	November 2015 – 2016
198,027	November 2016 – 2017

594,081

Management Incentive Plan

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps.2.7 million. This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and will end on December 31, 2015. During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statement of operations. During 2013 and 2014, we recorded Ps.2.1 million and Ps.0.3 million, respectively, as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statement of operations.

The factors considered in the valuation model for the management incentive plan included a volatility assumption estimated from historical returns on common stock of comparable companies and other inputs obtained from independent and observable sources, such as Bloomberg. The share spot price fair value was determined using the market approach valuation methodology, with the following assumptions:

2012
Dividend yield (%)	0.00
Volatility (%)	37.00
Risk—free interest rate (%)	5.96
Expected life of share options (years)	8.80
Exercise share price (in Mexican pesos)	5.31
Exercise multiple	1.10
Fair value of the stock at grant date	1.73

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

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,891,410)		5.31		(25,993)

Outstanding as of December 31, 2013	20,272,716		5.31		107,730
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—

Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730

At December 31, 2012, 2013 and 2014, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2014, the total number of vested and unvested shares amounted to 17,246,405 and 3,026,311, respectively. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

Cash-settled Transactions. Cash-settled transactions include a share-appreciation rights plan.

Long-term Retention Plan

During 2010, we adopted an employee long-term retention plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on our performance. Incentives under this plan were payable in three annual installments, following the provisions for other long-term benefits under IAS 19. During 31, 2013 and 2012 we expensed Ps.6.3 million and Ps.6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as long term incentive plan, which consists in a share purchase plan (equity-settled) and share appreciation rights plan (cash settled).

Long-term incentive plan

Share Appreciation Rights

On November 6, 2014, we granted 4,315,264 share appreciation rights (“SARs”) to key executives. The SARs vest during a three-year period as long as the employee continues to be employed with us at the end of each anniversary date, and entitle them to a cash payment. As of the grant date the amount of SARs granted under this plan totaled Ps.10.8 million.

The fair value of these SARs is measured at each reporting date. Each year, this valuation is the result of multiplying the total number of SARs assigned to each year at November 6, 2014 (see vesting period table below) by the price of our Series A shares at the applicable valuation date. The amount of the cash payment is determined based on the increase in our share price between the grant date and the time of exercise.

The carrying amount of the liability relating to these SARs as of December 31, 2014 was Ps.1.7 million. The compensation cost is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2014, we recorded Ps.1.7 million associated to these SARs in our consolidated statement of operations.

The valuation was the result of the sum of the product of the number of stock appreciation rights (assigned for each year, dated at November 6, 2014) by the price (at the valuation date) of such appreciation rights of the Series A shares, of the three years.

The amount of the cash payment is determined based on the increase in our share price between grant date and the time of exercise.

Number of SARs	Exercise date
1,959,065	November 2014 – 2105
1,312,953	November 2015 – 2016
1,043,246	November 2016 – 2017

4,315,264

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. During 2014, all derivative financial instruments held qualified for hedge accounting. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statement of financial position as an asset or liability. The cost of aircraft fuel consumed in 2012, 2013 and 2014 represented 42%, 40% and 39% of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments. During 2012, 2013 and 2014, we entered into aircraft fuel swap hedges that gave rise to a gain of Ps.20.0 million, Ps.6.7 million and a loss of Ps.85.7 million, respectively. Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statement of operations. As of December 31, 2012, 2013 and 2014, the fair value of these instruments was Ps.2.4 million, Ps.11.1 million, recorded as an asset and Ps.(169.6) million recorded as a liability, respectively.

During the years ended December 31, 2012, 2013 and 2014 we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 4%, 11% and 20% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2014, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 54,148 thousands gallon, which represent a portion of our 2015 and 2016 projected consumption. As of December 31, 2014, we had hedged approximately 39% and 5% of our projected fuel requirements for the year ended December 31, 2015 and for the first quarter of 2016, respectively.

As an early adopter of IFRS 9 (2013), which requires a segregation of fair value changes attributable to the intrinsic value, from fair value changes attributable to extrinsic value, where the latter are considered as a hedging costs associated with a transaction-related hedged item (i.e. a hedge of a portion of the future monthly purchases of jet fuel), as of January 2015 we began to reclassify these amounts (previously recognized as a component of equity) to our statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein. As of December 31, 2014, the fair value of our outstanding US Gulf Coast Jet Fuel Asian call options was Ps.68.1 million, which was presented as part of the financial assets line item of our consolidated statement of financial position.

As of December 31, 2014, the hedging costs attributable to extrinsic value changes in these options as recognized in other comprehensive income totaled Ps.26.9 million. They will be recycled to our fuel cost throughout 2015 and until 2016, as these options expire on a monthly basis.

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

During the years ended on December 31, 2012, 2013 and 2014, the Company did not enter into exchange rate derivatives financial instruments.

Our foreign exchange exposure as of December 31, 2012, 2013 and 2014 was a net asset position of U.S.$197.1 million, U.S.$376.5 million and U.S.$339.0 million, respectively.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates. As of December 31, 2012, 2013 and 2014, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.147.7 million, Ps.106.2 million and Ps.83.5 million, respectively. These instruments are included as liabilities in our consolidated statement of financial position. In 2012, 2013 and 2014, the reported loss on the instruments was Ps.36.6 million, Ps.36.8 million and Ps.39.6 million, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2014
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	818,393	424,799	—	1,243,192
Derivative financial instruments
Jet Fuel swaps contracts	169,622	—	—	169,622
Interest rate swaps	41,028	42,468	—	83,496

Total	1,029,043	467,267	—	1,496,310

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2012, 2013 and 2014, we had tax loss carry-forwards amounting to Ps.2,014.9 million, Ps.2,071.2 million and Ps.1,736.9 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2012, 2013 and 2014, we used tax-loss carry-forwards of Ps.256.6 million, Ps.204.4 million and Ps.424.5 million, respectively. During 2014, the Company recognized a deferred tax asset for an amount of Ps.491,916 (Ps.147,575 tax effect), based on the positive evidence of utilization of available tax losses of Controladora to generate taxable temporary differences which will result in taxable amounts against which the available tax losses can be utilized before they expire. This evidence was based on the corporate structure that the Company requires for its expansion into Central America.

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

For the years ended December 31, 2012, 2013 and 2014, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2012, 2013 and 2014, the allowance for doubtful accounts was, Ps.21.7 million, Ps.29.8 million and Ps.27.8 million, respectively.

Operating Revenues

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	11,117,327	11,303,327	186,000		1.7%
Non-ticket	1,885,144	2,733,415	848,271		45.0%

Total operating revenues	13,002,471	14,036,742	1,034,271		8.0%

Operating Data
Capacity (in ASMs in thousands)	10,899,486	11,829,865	930,379		8.5%
Load factor booked	83%	82%	(1%	)	(1.0%)
Booked passengers (in thousands)	8,942	9,809	867		9.7%
Average ticket revenue per booked passenger	1,243	1,152	(91)		(7.3%)
Average non-ticket revenue per booked passenger	211	279	68		32.1%
Revenue passenger miles (RPMs in thousands)	9,002,831	9,722,538	719,707		8.0%

Passenger Revenue. The 1.7% increase in passenger revenue in 2014 was primarily due to growth in ASM capacity resulting from the incorporation of six new net aircraft. Our traffic as measured in terms of RPMs increased by 8.0% in 2014, also resulting from the increase in our fleet size. These increases were partially offset by a 7.3% decrease in the average ticket revenue per booked passenger attributable to a competitive environment during the first half of the year ended December 31, 2014, new market openings and ram-up of new routes.

Non-ticket Revenue. The 45.0% increase in non-ticket revenue in 2014 was primarily driven by an increase in our booked passengers of 9.7% during 2014, which resulted in a higher volume of passengers electing to purchase non ticket items. During 2014 we also implemented ancillary bundles and new travel related products in the booking process. The increase was also driven by a 32.1% increase in the average non-ticket revenue per booked passenger, mainly resulting from increased customer acceptance of our unbundled fare strategy, which we have continued to implement during 2014.

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

Passenger Revenue. The 9.2% increase in passenger revenue in 2013 was primarily due to growth in ASM capacity resulting from the incorporation of three new net aircraft. We also benefited from a 20.7% increase in booked passengers. Our traffic as measured in terms of RPMs increased by 17.4% in 2013, also resulting from the incorporation of three new net aircraft. This increase in passenger revenue was partially offset by a lower base fare due to a slower economic environment and an increase in the domestic competitive market.

Non-ticket Revenue. The 24.9% increase in non-ticket revenue in 2013 was primarily driven by a 20.7% increase in booked passengers, which resulted in more passengers purchasing non ticket items, and a 3.5% increase in average non-ticket revenue per passenger, mainly attributed to changes in our excess baggage policy.

Operating Expenses, net

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for %)
Other operating income	(111,277)	(22,107)	89,170	(80.1%)
Fuel	5,085,829	5,363,864	278,035	5.5%
Aircraft and engine rent expense	2,187,339	2,534,522	347,183	15.9%
Salaries and benefits	1,563,239	1,576,517	13,278	0.8%
Landing, take-off and navigation expenses	1,923,673	2,065,501	141,828	7.4%
Sales, marketing and distribution expenses	704,146	817,281	113,135	16.1%
Maintenance expenses	572,114	664,608	92,494	16.2%
Other operating expenses	458,500	489,938	31,438	6.9%
Depreciation and amortization	301,531	342,515	40,984	13.6%

Total operating expenses, net	12,685,094	13,832,639	1,147,545	9.0%

Total operating expenses, net increased 9.0% in 2014 primarily as a result of the growth in our operations, measured in terms of departures, and the other factors described below.

Other Operating Income. Other operating income decreased Ps.89.2 million or 80.1% in 2014, primarily due to a decrease in the number of aircraft sale and leaseback operations recorded during 2014, which resulted in lower profits compared to 2013.

Fuel. Fuel expense increased 5.5% in 2014 as a result of an increase in fuel gallons consumed of 7.3% which, in turn, was due to more aircraft in operation and an 8.6% increase in our departures. Additionally, during the years ended December 31, 2014 and 2013, we entered into fuel swap contracts that gave rise to a loss of Ps.85.7 million and a gain of Ps.6.7 million, respectively. These instruments qualify for hedge accounting. Accordingly, the effects of the hedges were presented as part of the cost of the fuel. These increases were partially offset by a 1.7% decrease in our average economic fuel cost per gallon.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 15.9%. This increase was primarily driven by: (i) an increase of Ps.229.2 million in rent expenses relating to eight new A-320 aircraft received in 2014, (ii) an increase of Ps.209.8 relating to the full year operation of the new A-320 aircraft received during the year ended December 31, 2013, and (iii) an increase in peso terms in the aircraft and engine rent expenses of Ps.53.8 million, resulting from the depreciation of approximately 4.2% in the average exchange rate of the peso against the U.S. dollar during 2014. These increases were partially offset by a decrease of Ps.115.4 million related to the redelivery of two aircraft to our lessors.

Salaries and Benefits. The 0.8% increase in salaries and benefits in 2014 was primarily the result of an 8.6% increase in our operations, measured in terms of departures, which increased the variable compensation of our workforce. Additionally, we required an increase in the number of pilots and flight attendants to operate the six new net aircraft deliveries in 2014 (see Item 6: “Directors, Senior Management and Employees—Employees”). This increase was partially offset by a decrease in our travel expenses resulting from our new per day payment plan adopted during 2014.

Landing, Take-off and Navigation Expenses. The 7.4% increase in landing, take-off and navigation expenses was primarily due to an 8.6% increase in our operations, measured in terms of departures, during 2014. Additionally, the number of airports served increased 15.2% during 2014. These increases were partially offset by incentives received from certain airport groups as a result of our increased operations.

Sales, Marketing and Distribution Expenses. The 16.1% increase in salaries, marketing and distribution expenses was primarily due to the increase of 8.0% in operating revenues and additional marketing expenses related to the our efforts to promote the new routes.

Maintenance Expenses. The 16.2% increase in maintenance expenses in 2014 was the result of a 13.6% increase in the size of our fleet due to the addition of six net aircraft in 2014. Additionally, maintenance expenses also increased as a result of the aging of our fleet (4.3 years as of December 31, 2014), which requires more comprehensive work during routine scheduled maintenance, as well as the timing of the maintenance checks performed during 2014 as compared to 2013. During 2014, our maintenance expenses on a peso basis increased due to the depreciation of approximately 4.2% in the average exchange rate of the peso against the U.S. dollar during 2014.

Other Operating Expenses. Other operating expenses increased 6.9%. This increase was primarily the result of additional administrative support expenses related to the expansion of our flight operations and additional technical and communication support required due to the growth of our operations. Additionally, during 2013 we recorded penalty costs for cancelling an information technology contract and equity transaction costs related to our initial public offering transaction in September 2013.

Depreciation and Amortization. Depreciation and amortization increased 13.6% in 2014 primarily due to the amortization of major maintenance events associated with the aging of our fleet, which are accounted for under the deferral method. During 2014 and 2013, we recorded as amortization of major maintenance leasehold improvement costs Ps.253.4 million and Ps.210.5 million, respectively.

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

Depreciation and Amortization. Depreciation and amortization increased 42.9% in 2013 primarily due to the amortization of major maintenance events associated with the aging of our fleet, the cost of which is accounted for under the deferral method. During 2013 and 2012, we recorded as amortization of major maintenance leasehold improvement costs Ps.210.5 million and Ps.126.3 million, respectively.

Operating Results

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	13,002,471	14,036,742	1,034,271	8.0%
Total operating expenses, net	12,685,094	13,832,639	1,147,545	9.0%

Operating income	317,377	204,103	(113,274)	(35.7%)

Operating Income. As a result of the factors outlined above, our operating income was Ps.204.1 million in 2014, a 35.7% decrease compared to our operating income of Ps.317.4 million in 2013.

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

Financial Results

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	24,774	23,464	(1,310)	(5.3%)
Finance cost	(125,737)	(32,335)	93,402	(74.3%)
Exchange gain, net	66,428	448,672	382,244	>100%

Total financing results	(34,535)	439,801	474,336	n.a.

Total Financing Results. The variation in financing results was primarily due to our net exchange gain of Ps.448.7 million. This exchange gain resulted from the significant 12.6% depreciation of the peso against the U.S. dollar since we maintained a net asset position of U.S.$339.0 million in 2014. Our U.S. dollar net asset position mainly resulted from our aircraft maintenance deposits paid to the lessors. Additionally, our finance cost decreased 74.3% during 2014, primarily due to we recorded a debt prepayment premium of Ps.65.2 million during 2013.

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

Income Tax Expense and Net Income

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for %)
Net income
Income before income tax	282,842	643,904	361,062	>100%
Income tax expense	(17,550)	(38,720)	(21,170)	>100%
Attribution of net income (loss)
Equity holders of the parent	268,678	605,184	336,506	>100%
Non-controlling interest	(3,386)	—	3,386	n.a

Net income	265,292	605,184	339,892	>100%

We recorded net income of Ps.605.2 million in 2014 compared to a net income of Ps.265.3 million in 2013. At December 31, 2014 and 2013, we had tax loss carry-forwards amounting to Ps.1,736.9 million and Ps.2,071.2 million, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years by the entity. The effective tax rate during 2013 and 2014 was of 6.2% and 6.0%, respectively.

During the years ended December 31, 2014 and 2013 we used Ps.424.5 million and Ps.204.4 million, respectively, in available tax loss carry-forwards.

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

We recorded net income of Ps.265.3 million in 2013 compared to a net income of Ps.203.3 million in 2012. At December 31, 2013 and 2012, we had tax loss carry-forwards amounting to Ps.2,071.24 million and Ps.2,014.9 million, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years. The effective tax rate during 2012 and 2013 was of 1.7% and 6.2%, respectively.

During the years ended December 31, 2013 and 2012 we used Ps.204.4 million and Ps.256.6 million, respectively, in available tax loss carry-forwards.

B.	Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2012	2013	2014
	(In thousands of pesos)
Net cash flows provided by operating activities	497,448	38,757	333,783
Net cash flows provided by (used in) investing activities	187,161	(311,926)	(1,184,968)
Net cash flows (used in) provided by financing activities	(271,898)	1,860,504	524,704

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks and/or aircraft leasing companies. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered in 2015 and eight to be delivered in 2016.

Our cash and cash equivalents decreased by Ps.185.9 million, from Ps.2,450.8 million at December 31, 2013 to Ps.2,264.9 million at December 31, 2014. At December 31, 2014, we had available credit lines totaling Ps.2,007.6 million, of which Ps.1,420.3 million were related to financial debt and Ps.587.3 million were related to letters of credit (Ps.365.7 million were undisbursed). At December 31, 2013, we had available credit lines totaling Ps.1,159.1 million, of which Ps.935.0 million were related to financial debt and Ps.224.1 million were related to letters of credit (Ps.402.0 million were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2014, 42% of our cash, cash equivalents and short-term investments were denominated in pesos and 58% were denominated in U.S. dollars. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps.333.8 million and Ps.38.8 million in 2014 and 2013, respectively. The increase was primarily due to an increase in our operating profits in 2014 as compared to 2013. In addition, a higher account receivable collection during 2014 led to higher cash inflows at the end of 2014.

During the years ended December 31, 2013 and 2012, net cash flows provided by operating activities totaled Ps.38.8 million and Ps.497.4 million, respectively. Despite higher profitability, the decrease in operating cash flow was primarily due to an increase in our maintenance deposits, net of reimbursements (which were recorded as guarantee deposits) from Ps.349.2 million in 2012 to Ps.544.3 million in 2013. Additionally, our deposits for rental of flight equipment to lessors increased from Ps.293.7 million in 2012 to Ps.404.1 million in 2013.

Net cash flows (used in) provided by investing activities. During 2014, net cash flow used in investing activities totaled Ps.1,185.0 million, which consisted primarily of pre-delivery payments for aircraft acquisitions totaling Ps.906.1 million, partially offset by pre-delivery payments reimbursements totaling Ps.395.6 million. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions and major maintenance costs, net of disposals of Ps.674.5 million.

During 2013, the cash flow used in investing activities totaled Ps.311.9 million, which consisted in pre-delivery payments for aircraft acquisitions of Ps.719.2 million, partially offset by pre-delivery payments reimbursements of Ps.698.2 million. Additionally, we recorded additional capital expenditures of Ps.290.9 million.

During 2012, the cash flow generated by investing activities totaled Ps.187.2 million, which consisted primarily of aircraft pre-delivery payments reimbursements of Ps.874.5 million and Ps.168.8 million related to proceeds from disposals. These reimbursements were offset by Ps.856.1 million related to capital expenditures, which consisted of expenditures related to flight equipment, aircraft parts and rotable spare parts acquisitions, major maintenance costs and intangible assets.

Net cash flows provided by (used in) financing activities. During 2014, net cash flows provided by financing activities totaled Ps.524.7 million, which consisted primarily of proceeds from new disbursements under our revolving credit facility with Banco Santander and Bancomext totaling Ps.965.9 million, partially offset by payments of aircraft financing pre-delivery payments for an aggregate net amount of Ps.399.8 million, interest paid of Ps.23.2 million and other minor financing payments totaling Ps.18.2 million.

Financing activities during 2013 consisted primarily of the initial public offering net proceeds of Ps.2,578.2 million, proceeds from exercised treasury shares of Ps.26.0 million, and additional finance of pre-delivery payments of Ps.444.1 million. These inflows were partially offset by the debt prepayments and payments of aircraft financing pre-delivery payments. In September 2013, we made prepayments on the loan agreements with Banco Inbursa (the Inbursa loan) and with Pasprot, S.A. de C.V. (the Pasprot loan), each dated May 12, 2009, in a total amount of Ps.260.4 million and 25% debt prepayment premium of Ps.65.2 million, according to the prepayment conditions established in the respective loan agreements. Additionally, in September 2013, we made prepayments on tranche C of the loan agreement with the IFC, dated June 23, 2006 (the IFC loan agreement) in a total amount of US$10 million (Ps.130.1 million) with an unwinding cost premium of Ps.50 thousand due to the fact that the payment was not made on an interest payment date.

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

In September 2013, tranche C of the IFC loan agreement was prepaid in a total amount of US$ 10 million (Ps. 130.1 million) with an unwinding cost premium of Ps.50 thousand due to the fact that the payment was not made on an interest payment date. The total amount of unwinding cost premium was recorded as finance cost in the consolidated statement of operations.

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014 , under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of fifteen Airbus A320 aircraft. On November 27, 2014, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of four additional A320 aircraft.

The aggregate principal amount of this revolving line is for up to U.S.$96.5 million, of which U.S.$50.9 million is provided by Banco Santander México and U.S.$45.6 million by Bancomext. Since February 28, 2014, interest has been payable at an annual rate of three-month LIBOR plus 2.50% (2.65% before February 28, 2014).

The final maturity is on December 1, 2016. Any principal repaid may be re-borrowed until September 30, 2016. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens. As of December 31, 2014, we were current with principal and interest payments as well as in compliance with the covenants under our loan agreements and revolving line of credit.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2014:

	Contractual Obligations Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	1,247,870	823,071	424,799	—	—
Operating lease obligations(2)	16,647,002	2,605,309	4,429,280	3,345,753	6,266,660
Flight equipment, spare engines and spare parts purchase obligations(3)	5,980,620	668,120	1,822,414	3,111,958	378,128

Total future payments on contractual obligations	23,875,492	4,096,500	6,676,493	6,457,711	6,644,788

(1)	Includes scheduled interest payments.

(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. At December 31, 2014, 14 options had been converted into 14 firm aircraft orders of Airbus A320 aircraft, of all which have been delivered. In December 2011, we signed an amendment to our purchase agreement with Airbus for an additional order of 44 A320 family aircraft for delivery between 2014 and 2020.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps.5,981 million from 2015 to 2020.

In 2015, we expect our capital expenditures, excluding pre-delivery payments, to be Ps.516 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 11 principal members, of which 36% are independent and three of which have been appointed by our Series B shareholders.

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

Name	Age	Title	Alternate*
Alfonso González Migoya	70	Independent Director and Chairman of the Board
Brian H. Franke	51	Director	Andrew Broderick
William A. Franke	78	Director	John R. Wilson
Harry F. Krensky	52	Director	Alberto Moreno Ruiz Esparza
Roberto José Kriete Ávila	62	Director	Rodrigo Salcedo Moore
Carlos Mendoza Valencia	54	Director
Rodolfo Montemayor Garza	62	Director	Dean Donovan
Jorge Antonio Vargas Diez Barroso	66	Director	Marco Baldocchi Kriete
José Luis Fernández Fernández	55	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	64	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	64	Independent Director	José Carlos Silva Sánchez-Gavito

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Alfonso González Migoya has been one of our directors and chairman of the board since November 2014. He is also a director at FEMSA, Coca Cola FEMSA, Bolsa Mexicana de Valores and Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), among others. Previously, Mr. González was chairman and chief executive officer of Grupo Industrial Saltillo, chief executive officer of Servicios Interpuerto Monterrey, held different senior roles in Grupo ALFA and was executive vice president and chief financial officer of senior executive Grupo Financiero BBVA Bancomer. Mr. González holds a Bachelor of Science in Electromechanical Engineering from ITESM and a Master of Business Administration from Stanford University Graduate School of Business.

Brian H. Franke has been one of our directors since 2010. Mr. Franke has previously been a member of the board of directors of Tiger Airways Holdings (Singapore) since 2008 and Tiger Airways Australia since May 2009. Currently, he is a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. He is also a member of the board of directors of Frontier. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a Bachelor of Science in Business from the University of Arizona and a Masters of International Management from Thunderbird School of Global Management. He is William A. Franke’s son.

William A. Franke has been one of our directors since 2010. He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary). He is currently the managing member of Indigo Partners LLC (since 2002) and a managing partner of Newbridge Latin America L.P. (since 1996), both of which are private equity firms. Mr. Franke is chairman of the board of directors of Frontier and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer/chairman of America West Airlines from 1993 to 2001. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Mr. Franke has undergraduate and graduate degrees from Stanford University. He also has an honorary doctorate from Northern Arizona University awarded in 2008. He is Brian H. Franke’s father.

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

Roberto José Kriete Avila was a founder of Volaris and has been one of our directors since 2005. He has an active role in managing private investments in sectors such as aviation, real estate, agribusiness and hotels. Mr. Kriete is also chairman of the board of Avianca, president of the Latin American and Caribbean Air Transport Association (ALTA), and a member of the boards of Teléfonos de Mexico, S.A.B. de C.V. and Escuela Superior de Economía y Negocios (ESEN). He has also served as a member of the boards of Banco Agrícola of El Salvador, Fundación Empresarial para el Desarrollo Educativo (FEPADE) and Fundación Salvadoreña para la Salud y el Desarrollo Humano (FUSAL). Mr. Kriete has an undergraduate degree from the University of Santa Clara and a Master of Business Administration from Boston College. He is Marco Baldocchi Kriete’s uncle.

Carlos Mendoza Valencia was a co-founder and co-project-leader of Volaris from 2004 to 2005, and has been a member of the board since our founding (previously as an alternate director and now as one of our directors). He is a managing partner at Discovery Americas II, senior managing director of Discovery Americas I and co-founder and partner of Quantica. Formerly, he was head of investment banking and private equity of Multivalores and chief executive officer of Interacciones Bank. He served as the chief of staff for the Minister of Communications and Transport of Mexico, general director of public credit at the Ministry of Finance and Public Credit of Mexico and deputy chief executive officer at Nacional Financiera (NAFIN). Mr. Mendoza has also served on the boards of various companies, such as: Iké, Egoba, MyM, H+ , AMCO, LIPU, Médica Sur, Grupo Desc, Aeroméxico, Mexicana, Minera Autlán, Petróleos Mexicanos, Banco Nacional de Obra y Servicios Públicos, Banco Nacional de Comercio Exterior and Nacional Financiera. He has also served on in the board of governors of the Banking and Securities Commission, and the Insurance Commission of Mexico. Mr. Mendoza has also served as a professor of corporate and international finance at Universidad Anáhuac. He holds a Master of Business Administration from Stanford University, where he was a Fulbright Scholar, and graduated with honors as an actuary from Universidad Anáhuac.

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

Joaquín Alberto Palomo Déneke has been one of our directors since 2005 and he also serves as a member of our audit committee. He is also a member of the boards of directors of Aeroman and Avianca. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo has a Bachelor of Science degree in Agricultural Economics from Texas A&M University.

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

Name	Age	Position
Enrique Beltranena	53	Chief Executive Officer
Fernando Suárez	41	Chief Financial Officer
Jaime Pous	45	General Counsel
Holger Blankenstein	40	Chief Commercial Officer
Carlos Alberto González	41	Corporate Controller Director
Jimmy Zadigue	43	Internal Audit Director

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

Carlos Alberto González has been our corporate controller director since June 2010. Currently, he is responsible for accounting, reporting, internal control, revenue assurance, taxes and accounting operations. He has been with us since April 2006. Prior to joining us, he worked as a financial planning and control manager in Mexico and in Spain for Grupo Telefonica Moviles. Additionally, he previously was a senior associate at PricewaterhouseCoopers and an internal auditor analyst at Scotiabank Inverlat. Mr. González is a Certified Public Accountant with a post-graduate degree in Corporate Finance from ISEC University and he also holds a Masters of Business Administration degree from Antonio de Nebrija University in Spain.

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

Director and Executive Compensation

In 2014, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps.64.4 million. The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.6.5 million, and the rest of the directors received a compensation of Ps.4.7 million.

Our directors or executive officers are not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.

Long-term Retention Plan

During 2010, we adopted an employee long-term retention plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on our performance. During 31, 2013 and 2012 we expensed Ps.6.3 million and Ps.6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as long term incentive plan, which consists in a share purchase plan (equity-settled) and share appreciation rights plan (cash settled).

Long-term Incentive Plan

Share Purchase Plan

In November 2014, we have established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps.7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares hrough an intermediary authorized by the Mexican stock market based on the instructions of the administration trust´s technical committee.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’ account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

At December 31, 2014, 594,081 shares were held in trust under this share purchase plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes.

Share Appreciation Rights

On November 6, 2014, we granted 4,315,264 SARs to key executives. The SARs vest during a three-year period as long as the employee continues to be employed with us at the end of each anniversary date, and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps.10.8 million.

Management Incentive Plan

In December 2012, our shareholders approved a share incentive plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to the Management Trust for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee of the Management Trust.

On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefor.

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25,993 to the trust corresponding to the exercised shares.

At December 31, 2014, 2013 and 2012, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2014, the total number of vested and unvested shares amounted to 17,246,405 and 3,026,311, respectively.

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

Mr. José Carlos Silva Sanchez-Gavito is the alternate member of the Audit and Corporate Governance Committee.

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

As of December 31, 2014, we had 2,805 employees, which consisted of 509 pilots, 930 flight attendants, 110 ramp operations personnel, 392 airport and customer service personnel, 236 maintenance personnel and 628 management and administrative personnel. 2,080 of our employees (approximately 74%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 26% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2015 for a term of one year. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2012	2013	2014
Pilots	404	445	509
Flight attendants	715	833	930
Ramp operations personnel	114	115	110
Airport and customer service personnel	548	466	392
Maintenance personnel	180	185	236
Management and administrative personnel	608	648	628

Total	2,569	2,692	2,805
Average of employees per aircraft	63	61	56

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

As of the date of this annual report, John A. Slowik, one of our independent directors, Rodrigo Salcedo, an alternate director, William Dean Donovan, an alternate director, Alberto Moreno Ruiz Esparza, an alternate director and Holger Blankenstein, our chief commercial officer, owned 12,500, 120,000, 310,000, 97,657 and 95,000 shares through ADSs, respectively. This share ownership represents less than 0.06% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our Principal Shareholders

Our shareholders are Mexican investors, international investors, investment funds managed by Discovery Americas and Columbia Equity Partners, or Discovery Air, investment funds managed by Blue Sky Investments, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Avianca, Frontier, Spirit, Tiger and Wizz.

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

Securities Held in Host Country

As of December 31, 2014, 68,177,593 ADSs (equivalent to 681,775,930 shares, or 67% of the total outstanding shares of our common stock) were outstanding and held of record by 8 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed. This agreement is for a 10 year term. As of December 31, 2012, 2013 and 2014, the balances due under our agreement with Aeroman were Ps.3.4 million, Ps.2.8 million and Ps.0.6 million, respectively. We also incurred expense under this agreement of Ps.135.6 million, Ps.124.3 million and Ps.163.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Grupo TACA

Grupo TACA, together with Technical and Training Services, S.A. de C.V. and Aeroman, are a related party because Roberto José Kriete Ávila is a member of our board of directors and a shareholder of each of these companies. We incurred an expense under this agreement of Ps.0.3 million for the year ended December 31, 2012. We did not incur any expenses under this agreement for the years ended December 31, 2013 and 2014.

IKÉ

ARSA Asesoría Integral Profesional, S.A. de C.V. is a related party because Discovery Americas I, LP, an affiliate of Discovery Air Investments, LP, one of our principal shareholders, is also a shareholder of ARSA Asesoría Integral Profesional, S.A. de C.V. We have entered into an advertising agreement with ARSA Asesoría Integral Profesional, S.A. de C.V. Under this agreement, we advertise and offer optional and additional travel insurance commercialized by IKÉ to our passengers. As of December 31, 2014, the balance due under this agreement to us from ARSA Asesoría Integral Profesional, S.A. de C.V. was Ps.0.0 million in 2014, Ps.0.9 million in 2013 and Ps.2.2 million in 2012. We received Ps.3.7 million as payment of advertising commissions under this agreement for the year ended December 31, 2014, Ps.42.2 million in 2013 and Ps.44.2 million in 2012. As of the date hereof, IKE is no longer a related party to the Company.

Human Capital International

We entered into a professional services agreement with Human Capital International HCI, S.A. de C.V. (formerly Expediente, S.A. de C.V.), or Human Capital International, on December 15, 2011, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of our board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2014, our balance due under this agreement was Ps.8.0 thousand and we accrued an expense under this agreement of Ps.138.0 thousand for the year ended December 31, 2014.

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

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer, and Rodolfo Montemayor Garza, a member of our board of directors, are shareholders of such company. Servprot provides security services for the Mr. Beltranena and his family, as well as for Mr. Montemayor. At December 31, 2014 we accrued an expense of Ps.0.9 million in connection with these services.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-68 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business, except as noted below:

IPO Securities Litigation

We, as well as our CEO, CFO, three current directors and our former chairman, are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to our September 2013 initial public offering. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to competitive outlook for certain markets and our recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. A lead plaintiff for the action has not yet been appointed by the court. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended

December 31, 2012, 2013 and 2014, we did not allocate any amount to our legal reserve fund. As of December 31, 2012, our reserve fund was Ps.38.2 million, or 1.7% of our capital stock. As of December 31, 2013, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock. As of December 31, 2014, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock.

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

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax payable by us. Companies are entitled to apply any such tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Dividends paid to resident and non-resident holders with respect to the CPOs and ADSs were not subject to Mexican withholding or similar tax until December 31, 2013. As of January 1, 2014, a 10% Mexican withholding tax applies.

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

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.” The ADSs began trading on the NYSE on September 18, 2013 and were issued initially by the Bank of New York Mellon. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

	High	Low
Year
2013	15.14	12.65
2014	13.97	6.92

Quarter
First Quarter 2015	12.02	8.61

Recent Six Months
November 2014	13.97	6.92
December 2014	9.10	7.78
January 2015	9.62	8.61
February 2015	10.35	8.95
March 2015	12.02	10.43
April 2015 (through April 29, 2015)	13.37	11.10

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., or the Mexican Stock Exchange, under the trading symbol “VOLAR.” The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Series A shares on the Mexican Stock Exchange:

	High	Low
Year
2013	19.97	16.48
2014	18.95	9.00

Quarter
First Quarter 2015	18.10	12.67

Recent Six Months
November 2014	10.65	10.83
December 2014	13.40	11.38
January 2015	14.00	12.67
February 2015	15.48	13.40
March 2015	18.18	15.97
April 2015 (through April 29, 2015)	20.69	16.99

Source: Bloomberg

On April 29, 2015, the last reported sale price of the Series A shares on the Mexican Stock Exchange was Ps.19.20 per share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Dividends

Our board of directors must submit our financial statements for the previous fiscal year, proposed and prepared by our chief executive officer and supplemented by a report of our board of directors, at our annual ordinary general shareholders’ meeting for approval. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our by-laws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated to the reserve fund for the repurchase of shares. The remaining balance, if any, may be distributed as dividends. See also Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2014 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

A U.S. Holder who owns ADSs during any taxable year that Volaris is treated as a PFIC would be required to file IRS Form 8621, including in order to comply with an annual filing requirement. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should Volaris be considered a PFIC for any taxable year and the application of the information reporting requirements to their particular situation.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2012, 2013 and 2014 represented approximately 42%, 40% and 39%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2012, 2013 and 2014 we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 4%, 11% and 20% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2014, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 54,148 thousands gallon, which represent a portion of our 2015 and 2016 projected consumption. As of December 31, 2014, we had hedged approximately 39% and 5% of our projected fuel requirements for the year ended December 31, 2015 and for the first quarter of 2016, respectively.

US Gulf Coast Jet Fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers. Based on our 2014 annual fuel consumption, a 10% increase in the average price per gallon of the U.S. Gulf Coast Jet Fuel 54, would have increased our fuel budget expense for 2014 by approximately Ps.546 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel derivative contracts as of December 31, 2012, 2013 and 2014 was a net asset position of Ps.2.36 million, a net asset position of Ps.11.1 million and a net liability position of Ps.169.6 million, respectively. We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2014, we believe the credit exposure related to these fuel forward contracts was minor.

The following table illustrates the sensitivity of our derivative financial instruments to a possible five percent positive or negative change in the reference fuel price, the U.S. Gulf Coast Jet Fuel 54 forward level, with all other variables held constant, in our statement of financial position.

US Gulf Coast Jet Fuel 54 forward level	Position as of December 31, 2014 effect on equity (thousands of U.S. dollars)
+5%	734
-5%	(734)

For the year ended December 31, 2014, we hedged approximately 20% of our forecasted fuel requirements using over-the-counter swaps. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2014, we had hedged approximately 39% and 5% of our projected fuel requirements for the year ended December 31, 2015 and for the first quarter of 2016, respectively.

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 27% of our revenues came from operations in the United States for the year ended December 31, 2014 (compared to 26% in 2013), the U.S. dollar denominated collections accounted for 31% of our total collections in 2014 and 2013. Our foreign exchange exposure as of December 31, 2012, 2013 and 2014 are a net asset position by U.S.$197.1 million, U.S.$368.8 million and U.S.$339.0 million, respectively. During the years ended December 31, 2014, 2013 and 2012, we did not enter into exchange rate derivatives financial instruments.

As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange loss of Ps.95.3 million during 2012 and a foreign exchange gain of Ps.66.4 million and Ps.448.7 million during 2013 and 2014, respectively.

Interest Rates. We have market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases. A hypothetical 100 bps increase in LIBOR in 2014 would have affected our aircraft rent expense in 2014 by Ps.7.4 million. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. At December 31, 2012, 2013 and 2014, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.147.7 million, Ps.106.2 million and Ps.83.5 million, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext. A hypothetical 100 bps increase in market interest rates as of December 31, 2014 would have increased our debt interest payment in 2014 on our consolidated statement of financial position by Ps.7.8 million.

The following table illustrates the sensitivity of our derivative financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a 100 basis point positive or negative change in the referenced interest rate, the LIBOR curve, with all other variables held constant, in our statement of financial position.

Increase (decrease) in LIBOR curve	Position as of December 31, 2014 effect on equity (thousands of U.S. dollars)
+100 basis points	1.41
-100 basis points	(1.48)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Expenses of the depositary	Conversion of foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or	As necessary

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

Shareholder Communications and Inspection of Register of Holders of ADSs

The depositary will make available for shareholders” inspection at its office all communications that it receives from us or the CPO trustee as a holder of deposited securities that we or the COP trustee make generally available to holders of deposited securities. The depositary will send shareholders copies of those communications if we ask it to. Shareholders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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

Depositary Payments

During 2013, US$601.8 thousand was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees,

standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS, and it includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projection of any evaluation of the effectiveness of the internal controls to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of the year ended December 31, 2014, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Mancera, S.C.’s, an independent registered public accounting firm, on our internal control over financial reporting is included in their audit report accompanying our audited financial statements included in this annual report.

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

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2014 and 2013. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2014 and 2013 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2014	2013
	(in Pesos)
Audit Fees(1)	8,727,347	10,189,132
Audit-Related Fees(2)	1,582,020	2,020,656
Tax Fees(3)	159,060	155,000
All Other Fees	—	—
Total	10,468,427	12,364,788

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, which for 2013 include our initial public offering.
(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our auditors for the assurance and related services, tax compliance reports and social security reports.
(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by transfer pricing.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2014, 2013 and 2012, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

“Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our compensation committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

request the opinion of a third- party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require board of directors approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by notice provided in newspapers of wide distribution in Mexico, and which specify the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy, and makes proxies available. Shareholders that are Mexican investors and are entitled to vote, may attend a shareholders’ meeting and cast votes at such meeting. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings. As foreign investors, holders of ADSs (or CPOs underlying the securities) are not entitled to vote at our shareholders’ meetings.

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Under Mexican law we must be audited by a public accountant that qualifies as independent, and satisfies the requirements specified under applicable law, maintaining certain quality standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-68.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1	By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.7†	Aircraft Repair and Maintenance Service Agreement, dated as of March 6, 2007, between the Company and Aeromantenimiento, S.A. (incorporated by reference to Exhibit 10.8 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.8†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of September 17, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.15†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of October 10, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.16†	Lease Agreement, dated as of March 26, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.17 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.17†	Lease Agreement, dated as of April 20, 2007, between the Company and International Lease Finance Corporation (incorporated by reference to Exhibit 10.18 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.18†	Lease Agreement, dated as of June 18, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.19 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.19†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.20 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.20†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.21 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.21†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.23 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.22†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.23†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.24†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.25†	Lease Agreement, dated as of April 7, 2011, between the Company and MASL Ireland (22) Limited (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.26†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.27†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.32 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.28†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.33 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.29†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.30†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.31†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.32†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.33†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.34†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.35†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.36†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.38†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.39†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.40†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.41†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.42†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.43†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.44†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.45†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.46†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.47†	Revolving Credit Line Agreement dated July 27, 2011, among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.48†	Master Agreement, dated as of July 20, 2009, between the Company and Sabre, Inc. (incorporated by reference to Exhibit 10.53 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.49†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.50†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1	List of the Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment.

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

Date: April 30, 2015

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 29, 2015 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/Luis F. Ortega Sinencio

Mexico City, Mexico

April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ Luis F. Ortega Sinencio
Luis F. Ortega Sinencio

Mexico City, Mexico
April 29, 2015

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2014 (Thousands of U.S.dollars*)		At December 31,
			2014		2013
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	153,883	Ps.	2,264,857	Ps.	2,450,773
Accounts receivable:
Related parties (Note 7)		—		—		885
Other accounts receivable, net (Note 8)		14,547		214,103		269,795
Recoverable taxes		15,930		234,457		331,479
Inventories (Note 9)		9,490		139,673		113,835
Prepaid expenses and other current assets (Note 10)		15,471		227,708		322,971
Financial instruments (Notes 3 and 5)		4,259		62,679		11,133
Guarantee deposits (Note 11)		37,043		545,192		499,089

Total current assets		250,623		3,688,669		3,999,960

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		151,061		2,223,312		1,341,323
Intangible assets, net (Note 13)		4,930		72,566		79,282
Financial instruments (Notes 3 and 5)		371		5,454		—
Deferred income tax (Note 19)		22,271		327,785		304,525
Guarantee deposits (Note 11)		240,588		3,540,969		2,603,481
Other assets		3,144		46,285		49,213

Total non-current assents		422,365		6,216,371		4,377,824

Total assets	US$	672,988	Ps.	9,905,040	Ps.	8,377,784

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	96,544	Ps.	1,420,935	Ps.	1,393,469
Suppliers		34,353		505,604		533,555
Related parties (Note 7)		39		567		3,036
Accrued liabilities (Note 15a)		76,202		1,121,541		1,032,682
Taxes and fees payable (Note 1q)		46,002		677,094		598,976
Financial instruments (Note 3)		14,312		210,650		31,845
Financial debt (Note 5)		55,923		823,071		268,468
Other liabilities (Note 15c)		605		8,905		9,498

Total short-term liabilities		323,980		4,768,367		3,871,529

Long-term liabilities:
Financial instruments (Note 3)		2,885		42,468		74,306
Financial debt (Note 5)		28,863		424,799		293,824
Accrued liabilities (Note 15b)		9,788		144,061		137,584
Other liabilities (Note 15c)		1,426		20,986		11,381
Employee benefits (Note 16)		526		7,737		5,260
Deferred income taxes (Note 19)		1,824		26,842		21,530

Total long-term liabilities		45,312		666,893		543,885

Total liabilities		369,292		5,435,260		4,415,414

Equity (Note 18):
Capital stock		202,036		2,973,559		2,973,559
Treasury shares		(7,799)		(114,789)		(107,730)
Contributions for future capital increases		—		1		1
Legal reserve		2,599		38,250		38,250
Additional paid-in capital		121,402		1,786,790		1,785,744
Accumulated losses		(3,790)		(55,783)		(660,967)
Accumulated other comprehensive losses		(10,752)		(158,248)		(66,487)

Total equity		303,696		4,469,780		3,962,370

Total liabilities and equity	US$	672,988	Ps.	9,905,040	Ps.	8,377,784

*	Convenience translation to U.S. dollars (Ps.14.7180) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	2014 (Thousands of U.S. dollars*, except for earnings per share)		For the years ended December 31,
			2014		2013		2012
Operating revenues (Notes 1d and 24):
Passenger	US$	767,993	Ps.	11,303,327	Ps.	11,117,327	Ps.	10,176,747
Non-ticket		185,719		2,733,415		1,885,144		1,509,668

		953,712		14,036,742		13,002,471		11,686,415
Other operating income (Note 20)		(1,502)		(22,107)		(111,277)		(68,800)
Fuel		364,442		5,363,864		5,085,829		4,730,089
Aircraft and engine rent expense (Note 14c)		172,206		2,534,522		2,187,339		1,885,696
Landing, take-off and navigation expenses		140,338		2,065,501		1,923,673		1,639,945
Salaries and benefits		107,115		1,576,517		1,563,239		1,302,971
Sales, marketing and distribution expenses		55,529		817,281		704,146		751,919
Maintenance expenses		45,156		664,608		572,114		498,836
Other operating expenses (Note 20)		33,288		489,938		458,500		356,517
Depreciation and amortization (Notes 12 and 13)		23,272		342,515		301,531		211,002

Operating income		13,868		204,103		317,377		378,240

Finance income (Note 21)		1,594		23,464		24,774		13,611
Finance cost (Note 21)		(2,197)		(32,335)		(125,737)		(89,731)
Exchange gain (loss), net		30,485		448,672		66,428		(95,322)

Income before income tax		43,750		643,904		282,842		206,798
Income tax expense (Note 19)		(2,631)		(38,720)		(17,550)		(3,481)

Net income	US$	41,119	Ps.	605,184	Ps.	265,292	Ps.	203,317

Attribution of net income (loss):
Equity holders of the parent	US$	41,119	Ps.	605,184	Ps.	268,678	Ps.	215,239
Non-controlling interest		—		—		(3,386)		(11,922)

Net income	US$	41,119	Ps.	605,184	Ps.	265,292	Ps.	203,317

Earnings per share basic:	US$	0.041	Ps.	0.598	Ps.	0.310	Ps.	0.294 **
Earnings per share diluted:	US$	0.041	Ps.	0.598	Ps.	0.310	Ps.	0.294 **

*	Convenience translation to U.S. dollars (Ps.14.7180) – Note 1y.
**	Per share amounts in the Company’s consolidated statements of operations reflect the retrospective application of the stock split adopted on June 11, 2013 (Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2014 (Thousands of U.S. dollars*)		For the years ended December 31,
			2014		2013		2012
Net income for the year	US$	41,119	Ps.	605,184	Ps.	265,292	Ps.	203,317

Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges (Note 22)		(8,799)		(129,506)		47,819		16,325
Income tax effect		2,640		38,852		(14,346)		(4,900)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Remeasurement (loss) gain of employee benefits (Note 16)		(107)		(1,581)		11,026		(235)
Income tax effect		32		474		(3,076)		(101)

Other comprehensive (loss) income for the year, net of tax	US$	(6,234)	Ps.	(91,761)	Ps.	41,423	Ps.	11,089

Total comprehensive income for the year, net of tax	US$	34,885	Ps.	513,423	Ps.	306,715	Ps.	214,406

Attributable to:
Equity holders of the parent	US$	34,885	Ps.	513,423	Ps.	310,101	Ps.	216,449
Non-controlling interest		—		—		(3,386)		(2,043)

	US$	34,885	Ps.	513,423	Ps.	306,715	Ps.	214,406

*	Convenience translation to U.S. dollars (Ps.14.7180) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican pesos)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Accumulated losses		Remeasurements of employee benefits		Cash flow hedges		Equity attributable to Equity Holders of the Parent		Non-controlling interest		Total equity
Balance as of January 1, 2012	Ps.	1,966,313	Ps.	—	Ps.	1	Ps.	38,250	Ps.	—	Ps.	(1,144,884)	Ps.	(7,983)	Ps.	(101,137)	Ps.	750,560	Ps.	109,179	Ps.	859,739
Capital stock increase (Note 18 c)		498,632		—		—		—		—		—		—		—		498,632		—		498,632
Unpaid treasury shares (Note 17)		—		(133,723)		—		—		—		—		—		—		(133,723)		—		(133,723)
Unpaid capital and treasury shares (Note 18 c)		(88,847)		—		—		—		—		—		—		—		(88,847)		—		(88,847)
Acquisition of non-controlling interest (Note 18c)		—		—		—		—		(190,850)		—		—		—		(190,850)		(84,690)		(275,540)
Net income for the period		—		—		—		—		—		215,239		—		—		215,239		(11,922)		203,317
Other comprehensive (loss) income items		—		—		—		—		—		—		(342)		1,552		1,210		9,879		11,089

Total comprehensive income		—		—		—		—		—		215,239		(342)		1,552		216,449		(2,043)		214,406

Balance as of December 31, 2012		2,376,098		(133,723)		1		38,250		(190,850)		(929,645)		(8,325)		(99,585)		1,052,221		22,446		1,074,667
Net proceeds from initial public offering (Note 18b)		508,614		—		—		—		2,044,313		—		—		—		2,552,927		—		2,552,927
Capital stock increase (Note 1a)		88,847		—		—		—		—		—		—		—		88,847		—		88,847
Acquisition of non-controlling interest (Note 1a)		—		—		—		—		(69,787)		—		—		—		(69,787)		(19,060)		(88,847)
Exercise of stock options (Note 17)		—		25,993		—		—		—		—		—		—		25,993		—		25,993
Management incentive plan cost (Note 17)		—		—		—		—		2,068		—		—		—		2,068		—		2,068
Net income for the period		—		.		—		—		—		268,678		—		—		268,678		(3,386)		265,292
Other comprehensive income items		—		—		—		—		—		—		7,950		33,473		41,423		—		41,423

Total comprehensive income		—						—		—		268,678		7,950		33,473		310,101		(3,386)		306,715

Balance as of December 31, 2013		2,973,559		(107,730)		1		38,250		1,785,744		(660,967)		(375)		(66,112)		3,962,370		—		3,962,370

Treasury shares		—		(7,059)		—		—		—		—		—		—		(7,059)		—		(7,059)
Long term incentive plan cost (Note 17)		—		—		—		—		1,046		—		—		—		1,046		—		1,046
Net income for the period		—		—		—		—		—		605,184		—		—		605,184		—		605,184
Other comprehensive loss items		—		—		—		—		—		—		(1,107)		(90,654)		(91,761)		—		(91,761)

Total comprehensive income		—		—		—		—		—		605,184		(1,107)		(90,654)		513,423		—		513,423

Balance as of December 31, 2014	Ps.	2,973,559	Ps.	(114,789)	Ps.	1	Ps.	38,250	Ps.	1,786,790	Ps.	(55,783)	Ps.	(1,482)	Ps.	(156,766)	Ps.	4,469,780	Ps.	—	Ps.	4,469,780

	US$	202,036	US$	(7,799)	US$	—	US$	2,599	US$	121,402	US$	(3,790)	US$	(101)	US$	(10,651)	US$	303,696	US$	—	US$	303,696

*	Convenience translation to U.S. dollars (Ps.14.7180) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	Thousands of U.S. dollars* 2014		For the years ended December 31,
			2014		2013		2012
Operating activities
Income before income tax	US$	43,750	Ps.	643,904	Ps.	282,842	Ps.	206,798
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)		23,272		342,515		301,531		211,002
Provision for doubtful accounts (Note 8)		677		9,964		8,515		3,442
Finance income (Note 21)		(1,594)		(23,464)		(24,774)		(13,611)
Finance cost (Note 21)		2,197		32,335		125,737		89,731
Foreign exchange		(20,041)		(294,966)		(56,652)		(70,292)
Financial instruments (Note 3 and Note 4)		8,516		125,339		30,075		16,590
Net gain on disposal of intangible, rotable spare parts, furniture and equipment and gain of sale and leaseback of aircraft (Note 20)		(945)		(13,908)		(94,968)		(46,683)
Employee benefits (Note 16)		120		1,764		1,527		1,208
Aircraft and engine lease extension benefit and other benefits by services agreement (Note 1j and 15b)		(2,734)		(40,234)		(45,376)		(26,738)
Management incentive plan (Note 17)		71		1,046		2,068		—

Cash flows from operating activities before changes in working capital		53,289		784,295		530,525		371,447
Changes in operating assets and liabilities:
Related parties		(108)		(1,584)		2,371		755
Other accounts receivable		2,825		41,570		(41,113)		(80,609)
Recoverable taxes		6,610		97,276		(181,562)		(70,919)
Inventories		(1,756)		(25,838)		(16,685)		(17,140)
Prepaid expenses		3,753		55,234		(86,007)		(80,767)
Other assets		199		2,928		4,832		(2,543)
Guarantee deposits		(47,192)		(694,566)		(619,663)		(311,255)
Suppliers		(1,136)		(16,717)		13,210		(15,119)
Accrued liabilities		9,167		134,915		226,171		146,375
Taxes payable		4,972		73,185		44,722		124,595
Unearned transportation revenue		1,866		27,466		134,799		433,280
Financial instruments		(11,202)		(164,877)		(32,585)		(16,719)
Other liabilities		552		8,144		49,837		13,797

		21,839		321,431		28,852		495,178
Interest received		1,597		23,490		24,774		8,084
Income tax paid		(757)		(11,138)		(14,869)		(5,814)

Net cash flows provided by operating activities		22,679		333,783		38,757		497,448

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(106,953)		(1,574,137)		(1,119,442)		(830,305)
Acquisitions of intangible assets (Note 13)		(1,933)		(28,457)		(41,558)		(25,900)
Pre-delivery payments reimbursements		26,881		395,639		698,233		874,529
Proceeds from disposals of rotable spare parts, furniture and equipment (Note 12)		1,494		21,987		150,841		168,837

Net cash flows (used in) provided by investing activities		(80,511)		(1,184,968)		(311,926)		187,161

Financing activities
Net proceeds from initial public offering (Note 18)		—		—		2,578,161		—
Transaction costs on issue of shares		—		—		(38,352)		—
Proceeds from exercised treasury shares (Note 17)		—		—		25,993		—
Treasury shares		(480)		(7,059)		—		—
Interest paid		(1,574)		(23,151)		(65,468)		(119,113)
Other finance interest (Note 21)		(762)		(11,216)		—		(8,262)
Debt prepayment premium (Note 5)		—		—		(65,206)		—
Payments of financial debt		(27,165)		(399,815)		(1,018,722)		(694,292)
Proceeds from financial debt		65,630		965,945		444,098		549,769

Net cash flows provided by (used in) financing activities		35,649		524,704		1,860,504		(271,898)

(Decrease) increase in cash and cash equivalents		(22,183)		(326,481)		1,587,335		412,711
Net foreign exchange differences on the cash balance		9,551		140,565		41,362		(31,703)
Cash and cash equivalents at beginning of year		166,515		2,450,773		822,076		441,068

Cash and cash equivalents at end of year	US$	153,883	Ps.	2,264,857	Ps.	2,450,773	Ps.	822,076

Non-cash investing and financing transactions:
Corporate restructure	US$	—	Ps.	—	Ps.	—	Ps.	276,062
Acquisition of non-controlling interest with parent shares		—		—		69,787		—

*	Convenience translation to U.S. dollars (Ps.14.7180) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora and its subsidiaries (the “Company”) are domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

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

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (“BMV”), and on September 18, 2013 it started trading under the ticker symbol “VLRS” and “VOLAR”, respectively (Note 18b).

The accompanying financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suarez on March 18, 2015. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors and by the Shareholders on April 27, 2015. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 29, 2014, and subsequent events were considered through that date (Note 25).

a)	Relevant events

Acquisition of additional interest in Concesionaria

On December 21, 2012 the shareholders of the Company through unanimous resolutions, approved the issuance of an aggregate of 16,719,261 Series A shares (the “Company Swap Shares”) to be held in the treasury until the Swap was exercised at a total price of Ps.88,847.

Although the creation of the Swap and the issuance of the Company Swap Shares were approved on December 21, 2012, the Trust implementing the transaction was created on February 22, 2013, and the Company became a party to such trust (Irrevocable Administrative and Safeguarding Trust denominated “DAIIMX/VOLARIS”, identified administratively under number F/1405, hereinafter the “Trust”) on April 10, 2013.

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

b) Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, and were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), using Mexican pesos as the functional and reporting currency.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

c)	Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2014 and 2013, for accounting purposes the companies included in the consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			2014	2013
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100.00%	100.00%
Comercializadora Volaris, S.A. de C.V.	Ground transportation services in Mexico	Mexico	100.00%	100.00%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Payroll	Mexico	100.00%	100.00%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Payroll	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1462*	Pre-delivery payments financing (Note 5)	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1484*	Pre-delivery payments financing (Note 5)	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1498*	Pre-delivery payments financing (Note 5)	Mexico	—	100.00%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100.00%	100.00%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100.00%	100.00%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	Share administration trust (Note 18)	Mexico	100.00%	100.00%
Irrevocable Administrative Trust number F/745291	Share administration trust (Note 17)	Mexico	100.00%	—

*	During 2014, the Trust agreements were terminated as all aircraft under this structure were delivered to the Company.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interest even if this results in the non-controlling interests having a deficit balance.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of changes in equity, separately from the Company’s own interest.

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

Passenger revenues:

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

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related transportation service is provided by the Company.

Revenues from non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the life of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided.

e)	Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalent consist of cash and short-term investments as defined above.

f)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company. Additional disclosures are presented in Note 3.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost. For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, to define the intrinsic value of the option as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in statement of operations when the hedged item is recognized in income.

i)	Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

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

Further disclosures related to impairment of financial assets are also provided in Note 2vi and Note 8.

Financial assets carried at amortized cost

Accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which meet the SPPI characteristics and are held to collect their cash flows. Therefore, after initial recognition at fair value, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of operations. The losses arising from impairment are recognized in the consolidated statements of operations as sales, marketing and distribution expenses (Note 8).

For trade receivables, the Company first assesses whether objective evidence of impairment exists individually for receivables that are individually significant, or collectively for receivables that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, it includes the receivable in a group of receivables with similar credit risk characteristics and collectively assesses them for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the receivable’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

For the years ended December 31, 2014, 2013 and 2012, the Company recorded an impairment on accounts receivable of Ps.9,964, Ps.8,515 and Ps.3,442, respectively (Note 8).

iii)	Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings (Note 5).

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2014 and 2013 the Company has not designated any financial liability as at FVTPL.

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

g)	Other accounts receivable and provision for doubtful receivables

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

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

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

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2014, 2013 and 2012, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s value of intangible assets.

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

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

For the years ended December 31, 2014, 2013 and 2012, the Company expensed as supplemental rent Ps.42,961, Ps.38,426 and Ps.27,216, respectively.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

For the years ended December 31, 2014, 2013 and 2012, the Company expensed as contingent rent Ps.110,736 Ps.102,740 and Ps.99,390, respectively.

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

During the years ended December 31, 2014 and 2013, the Company extended the lease term of an aircraft agreement and two spare engine agreements, respectively. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.47,353 and Ps.22,911 during 2014 and 2013, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed as they were not substantially and contractually related to maintenance. However when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred liability in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2014, 2013 and 2012, the Company amortized Ps.26,938, Ps.25,627 and Ps.23,254, respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

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

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

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

During the years ended December 31, 2014 and 2013, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.585,696 and Ps.309,382, respectively (Note 12).

For the years ended December 31, 2014, 2013 and 2012, the amortization of major maintenance leasehold improvement costs was Ps.253,381, Ps.210,495 and Ps.126,302, respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

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

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

During the years ended December 31, 2014, 2013 and 2012, the Company capitalized borrowing costs which amounted to Ps.42,572, Ps.25,197 and Ps.64,452, respectively. The rate used to determine the amount of borrowing cost was 2.82%, 2.93% and 3.12%, for the years ended December 31, 2014, 2013 and 2012, respectively.

Depreciation rates are as follows:

Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2014, 2013 and 2012, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s rotable spare parts, furniture and equipment.

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

Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial recognition.

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

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific return condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft.

The Company records aircraft lease return obligation reserve that is calculated based on the best estimate of the return obligation costs under each aircraft lease agreement. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease (Note 15c).

o)	Employee benefits

i)	Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

For the years ended December 31, 2014, 2013 and 2012, no termination benefits provision has been recognized.

iii)	Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2014.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iv)	Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the years ended December 31, 2014, 2013 and 2012 the Company expensed Ps.18,424 and Ps.29,978 and Ps.34,336, respectively, as quarterly incentive bonuses, recorded in the caption salaries and benefits.

v)	Long-term retention plan

During 2010, the Company adopted an employee long-term retention plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on the Company’s performance. Incentives under this plan were payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19.

During 2014, this plan was structured as a long term incentive plan, which consists in a share purchase plan (equity-settled) and a share appreciation rights plan (cash settled).

vi)	Share-based payments

a)	Long-term incentive plan

-	Share purchase plan (equity-settled)

Certain key executives of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

-	Share appreciation rights (cash settled)

The Company granted share appreciation rights (“SARs”) to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

b)	Management incentive plan

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

vii)	Employee profit sharing

The new Mexican Income Tax Law (“MITL”), establishes that starting in 2014, the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 31, 2013 and 2012, employee profit sharing was computed at the rate of 10% of the individual Company’s taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations (Note 16).

p)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

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

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)	If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)	If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

q)	Taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

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

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

s)	Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s). Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument´s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2014 and 2013, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

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

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

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

w)	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

x)	Impact of new International Financial Reporting Standards

New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2014.

The nature and the impact of each new standard and amendment are described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of ’currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Company, since none of the entities in the Company have any offsetting arrangements.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IFRS 9 (2013)

Worldwide derivatives-related regulation are enforcing market participants to migrate from private trading (known as over the counter or “OTC” deals) into exchange traded platforms (known as swap execution facilities or “SEFs”) with centralized counterparties.

These accounting amendments provide relief from discontinuing existing hedge accounting relationship when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on the Company as the Company has not novated its derivatives to these new trading platforms during the current or prior periods.

IFRIC Interpretation 21 Levies

IFRIC Interpretation 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC Interpretation 21.

This interpretation has no impact on the Company as it has applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC Interpretation 21 in prior years.

IFRS 9 (2013) Financial Instruments

The Company early adopted IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. As of October 1, 2014, all classes of financial assets and financial liabilities had the same carrying amounts in accordance with IAS 39 and IFRS 9 (2013). The measurements categories of each material class of financial assets and liabilities were the same in accordance with IAS 39 and IFRS 9 (2013). All hedge accounting relationships designated under the previous IAS 39 guidance have continued to be valid hedge accounting relationships in accordance with IFRS 9 (2013). Additional disclosures are presented in Note 3.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 (2014) Financial Instruments

After having introduced three previous versions of IFRS 9 (2009, 2010 and 2013), in July 2014, the IASB issued the final version (2014) of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project (leaving the macro hedge section outside as an active project) which replaces IAS 39 Financial Instruments: Recognition and Valuation Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application in certain cases is required, but comparative information is not compulsory.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. It is not expected that this amendment would be relevant to the Company, since the Company does not have a defined benefit plan with contributions from employees or third parties.

Annual improvements 2010-2012 Cycle

These improvements are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the Company. They include:

-	IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

(i)	A performance condition must contain a service condition.

(ii)	A performance target must be met while the counterparty is rendering service.

(iii)	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group.

(iv)	A performance condition may be a market or non-market condition.

(v)	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

-	IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

i)	An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

ii)	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

-	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

-	IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the Company. They include:

-	IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (2013).

-	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

These amendments are not expected to have a material impact on the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

y)	Convenience translation

U.S. dollar amounts at December 31, 2014 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of

Ps.14.7180 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2014. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company’s financial position or results of operations.

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

ii)	Long-term incentive plan and management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized in earnings, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

Share appreciation rights (cash settled)

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in Note 17. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in salaries and benefits expense together with the grant date fair value.

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

At December 31, 2014, the Company’s tax loss carry-forwards amount to Ps.1,736,853 (Ps.2,071,195 at December 31, 2013). These losses relate to operations of the Company and of its subsidiaries on a stand-alone basis, which in conformity with current MITL may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2014, 2013 and 2012, the Company used Ps.424,463, Ps.204,403 and Ps.256,589, respectively, of the available tax loss carry-forwards (Note 19).

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

The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 4).

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

3.	Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under their control but whose effects might be potentially adverse: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not engage derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, as well as design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)	Jet fuel price risk

Since the contractual agreements with jet fuel suppliers do include reference to jet fuel index, the Company is exposed to fuel price risk and its fuel price risk on its forecasted consumption volumes. Its jet fuel risk management policy aims to provide the Company with protection against increases in fuel prices. In pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the OTC markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2014, 2013 and 2012 represented 39%, 40% and 42%, of the Company’s operating expenses, respectively.

During the years ended December 31, 2014, 2013 and 2012, the Company entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 20%, 11% and 4% of its fuel consumption, respectively; they are being accounted for as cash flow hedges that gave rise to a loss of Ps.85,729, and gains of Ps.6,694, and Ps.19,984, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within OCI while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of fuel costs when recognized in the consolidated statements of operations.

As of December 31, 2014 and 2013, the fair value of the outstanding US Gulf Coast Jet Fuel 54 swaps designated to hedge a percentage of the Company’s projected consumption, was (Ps.169,622) and Ps.11,133, respectively, and are presented as derivative financial instruments as current financial liabilities and current financial assets, respectively.

Additionally, during the year ended on December 31, 2014, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 54,148 thousand gallons, which represent a portion of the 2015 and 2016 projected consumption. Since the Company elected to early adopt IFRS 9 (2013), which require the separation of the changes in fair value of these options attributable to the intrinsic value, from those changes due to extrinsic value, where the latter are considered as a cost of hedging associated to a transaction-related hedged item (a hedge of a portion of the future monthly purchases of jet fuel), therefore the Company will reclassify these amounts recognized within a separate component of equity to profit or loss as a reclassification adjustment in the same period in which the expected jet fuel consumed volume affects the jet fuel purchase line item in profit and loss, as from January 2015. As of December 31, 2014, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.68,133, which was presented as part of the financial assets in the consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of December 31, 2014 recognized in other comprehensive income, totals Ps.26,934, and will be recycled to the fuel cost throughout 2015 and until 2016, as these options expire on a monthly basis.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2014
	Jet fuel swap contracts maturities
	1Q15		2Q15		Total 2015
Jet fuel risk
Notional volume in gallons (thousands)*		6,504		2,045		8,549
Future agreed rate per gallon (U.S. dollars)**	US$	2.7009	US$	2.4623	US$	2.6439
Total in thousands of Mexican pesos ***	Ps.	258,546	Ps.	74,111	Ps.	332,667
Approximate percentage of hedge (of expected consumption value)		19%		5%		12%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average
***	Exchange rate at December 31, 2014 was Ps.14.7180

	Position as of December 31, 2014
	Jet fuel Asian call option contracts maturities
	1Q15		2Q15 to 4Q15		2015 Total		1Q16
Jet fuel risk
Notional volume in gallons (thousands)*		3,450		48,800		52,250		1,898
Strike price agreed rate per gallon (U.S. dollars)**	US$	2.2050	US$	2.1113	US$	2.1174	US$	1.9700
Approximate percentage of hedge (of expected consumption value)		10%		40%		33%		5%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average

The following table illustrates the sensitivity of US Gulf Coast Jet Fuel 54 Asian fuel swaps to a reasonably possible change in fuel prices, with all other variables held constant, on the caption of accumulated other comprehensive income. The calculations were made considering a parallel movement of 5% in the forward curve of the US Gulf Coast Jet 54 as of December 31, 2014:

	Sensitivity of position as of December 31, 2014 effect on equity (thousands of U.S. dollars)

US Gulf Coast Jet Fuel 54 forward level
+5%	US$	734
-5%		(734)

b)	Foreign currency risk

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

Most of the Company’s revenue is generated in Mexican pesos, although 27% of its revenues came from operations in the United States of America for the year ended at December 31, 2014 (26% at December 31, 2013) and U.S. dollar denominated collections accounted for 31% of the Company’s total collections in 2014 and 2013. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2014 and 2013 is as set forth below:

	Thousands of U.S. dollars
	2014		2013
Assets:
Cash and cash equivalents	US$	89,563	US$	152,459
Other accounts receivable		3,613		10,337
Aircraft maintenance deposits paid to lessors		233,875		199,385
Pre-delivery payments*		105,056		67,237
Deposits for rental of flight equipment		37,796		30,902
Collateral of derivative financial instruments		2,290		3,060
Derivative financial instruments		4,630		851

Total assets		476,823		464,231
Liabilities:
Financial debt (Note 5)		84,786		43,001
Foreign suppliers		30,179		33,968
Taxes and fees payable		5,587		2,624
Derivative financial instruments		17,264		8,117

Total liabilities		137,816		87,710

Net foreign currency position	US$	339,007	US$	376,521

*	These assets are included as part of rotable, spare parts, furniture and equipment, and therefore are not remeasured.

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2014 and 2013 were Ps.14.7180 pesos and Ps.13.0765 pesos, respectively, per U.S. dollar. At April 29, 2015, date of issuance of these financial statements, the exchange rate was Ps.15.4892 per U.S. dollar.

	Thousands of U.S. dollars
	2014		2013
Off-balance sheet transactions exposure:
Aircraft operating leases (Note 14)	US$	1,131,064	US$	988,408
Aircraft and engine commitments (Note 23)		406,347		473,967

Total foreign currency	US$	1,537,411	US$	1,462,375

During the year ended on December 31, 2014 and 2013, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in earnings.

At December 31, 2014 and 2013, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.83,496 and Ps.106,151, respectively, recorded in liabilities. For the years ended December 31, 2014, 2013 and 2012, the reported loss on the interest rate swaps was Ps.39,610, Ps.36,769 and Ps.36,574, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

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

	Position at December, 31, 2014 effect on equity (millions of U.S. dollars)
Increase (decrease) in curve
+100 basis points	US$	1.41
-100 basis points		(1.48)

d)	Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2014
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	818,393	Ps.	424,799	Ps.	1,243,192

Derivative financial instruments:
Jet fuel swaps contracts		169,622		—		169,622
Interest rate swaps contracts		41,028		42,468		83,496

Total	Ps.	1,029,043	Ps.	467,267	Ps.	1,496,310

	December 31, 2013
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	266,121	Ps.	293,824	Ps.	559,945

Derivative financial instruments:
Jet fuel swaps contracts		(11,133)		—		(11,133)
Interest rate swaps contracts		31,845		74,306		106,151

Total	Ps.	286,833	Ps.	368,130	Ps.	654,963

e)	Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

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

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At

December 31, 2014, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)	Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2015 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

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

The principal or the most advantageous market must be accessible to the Company.

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2014		2013		2014		2013
Assets
Derivative financial instruments	Ps.	68,133	Ps.	11,133	Ps.	68,133	Ps.	11,133
Liabilities
Financial debt*		(1,243,192)		(559,945)		(1,247,713)		(562,739)
Derivative financial instruments		(253,118)		(106,151)		(253,118)		(106,151)

Total	Ps.	(1,428,177)	Ps.	(654,963)	Ps.	(1,432,698)	Ps.	(657,757)

*	Floating rate borrowing

The following table summarizes the fair value measurements at December 31, 2014:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	68,133	Ps.	—	Ps.	68,133

Liabilities
Derivatives financial instruments:
Jet fuel swap contracts*		—		(169,622)		—		(169,622)
Interest rate swap contracts**		—		(83,496)		—		(83,496)

Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(1,247,713)		—		(1,247,713)

Net	Ps.	—	Ps.	(1,432,698)	Ps.	—	Ps.	(1,432,698)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2013:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel swap contracts*	Ps.	—	Ps.	11,133	Ps.	—	Ps.	11,133

Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		—		(106,151)		—		(106,151)

Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(562,739)		—		(562,739)

Net	Ps.	—	Ps.	(657,757)	Ps.	—	Ps.	(657,757)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2014, 2013 and 2012:

Consolidated statements of operations

Instrument	Financial statements line	2014		2013		2012
Jet fuel swap contracts	Fuel	Ps.	(85,729)	Ps.	6,694	Ps.	19,984
Interest rate swap contracts	Aircraft and engine rent expense		(39,610)		(36,769)		(36,574)

Total		Ps.	(125,339)	Ps.	(30,075)	Ps.	(16,590)

The following table summarizes the net (loss) gain on cash flow hedges before taxes recognized in the consolidated statements of comprehensive income as of December 31, 2014, 2013 and 2012:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	2014		2013		2012
Jet fuel swap contract	OCI	Ps.	(125,228)	Ps.	6,257	Ps.	1,288
Jet fuel Asian call options	OCI		(26,934)		—		—
Interest rate swap contracts	OCI		22,656		41,562		15,037

Total		Ps.	(129,506)	Ps.	47,819	Ps.	16,325

5.	Financial assets and liabilities

At December 31, 2014 and 2013, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)	Financial assets

	2014		2013
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian swap contracts	Ps.	—	Ps.	11,133
Jet fuel Asian call options		68,133		—

Total derivative financial instruments at fair value	Ps.	68,133	Ps.	11,133

Total financial assets	Ps.	68,133	Ps.	11,133

Presented on the consolidated statements of financial position as follows:
Current	Ps.	62,679	Ps.	11,133

Non-current	Ps.	5,454	Ps.	—

b)	Financial debt

(i) At December 31, 2014 and 2013, the Company’s short-term and long-term debt consists of the following:

		2014		2013
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on December 1, 2016, bearing annual interest rate at the three-month LIBOR rate plus 2.50 percentage points from February 28, 2014 (2.65 percentage points before February 28, 2014)	Ps.	1,243,192	Ps.	559,945
II.	Accrued interest		4,678		2,347

			1,247,870		562,292
Less: Short-term maturities			823,071		268,468

Long-term		Ps.	424,799	Ps.	293,824

(ii) In September 2013, the Company prepaid existing loans with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (“Inbursa”) and Pasprot, S.A. de C.V. (“Pasprot”) in a total amount of Ps.260,386. The Company paid a 25% debt prepayment premium of Ps.65,156 according to the prepayment conditions established in the respective loan agreements. Therefore, at December 31, 2013 the Company does not have any financial debt with Inbursa and Pasprot. The debt prepayment premium was recorded as finance cost in the consolidated statement of operations.

In September 2013, a loan agreement with International Finance Corporation (“IFC”), tranche C was prepaid in a total amount of US$10,000 (Ps.130,119) with an unwinding cost premium of Ps.50 due to the fact that the payment was not made on an interest payment date. Therefore, at December 31, 2013 the Company does not have any financial debt with IFC. The total amount of the unwinding cost premium was recorded as finance cost in the consolidated statement of operations.

(iii) The following table provides a summary of the Company’s principal payments of debt obligations and accrued interest at December 31, 2014:

	2015		2016		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	823,071	Ps.	424,799	Ps.	1,247,870

Total	Ps.	823,071	Ps.	424,799	Ps.	1,247,870

(iv) From 2011, the Company finances the pre-delivery payments for the acquisition of its aircraft through a financing facility. As of December 31 2012, the Company had a 100% pre-delivery payments financing with Santander and Bancomext for seven A320 aircraft to be delivered in 2013 and 2014. As of December 31, 2014, the seven aircraft were delivered to the Company.

On August 1, 2013, the Company signed an amendment to the loan agreement to finance the pre-delivery payments of 8 additional A320 Classic Engine Option (“CEO”) aircraft to be delivered in 2015 and 2016.

On February 28, 2014 and November 27, 2014, the Company signed amendments to the loan agreement to finance pre-delivery payments of 2 and 4 additional A320 aircraft, respectively, to be delivered between 2014 and 2016. One of these aircraft was delivered in November 2014.

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge with or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2014 and 2013, the Company was in compliance with the covenants under the above-mentioned loan agreements.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreements.

(v) At December 31, 2014, the Company had available credit lines totaling Ps.2,007,571, of which Ps.1,420,287 were related to financial debt and Ps.587,284 were related to letters of credit (Ps.365,677 were undisbursed).

c)	Other financial liabilities

	2014		2013
Derivative financial instruments designed as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	83,496	Ps.	106,151
Jet Fuel Asian swap contracts		169,622		—

Total financial liabilities	Ps.	253,118	Ps.	106,151

Total current liability	Ps.	210,650	Ps.	31,845

Total non-current liability	Ps.	42,468	Ps.	74,306

6.	Cash and cash equivalents

An analysis of this caption is as follows:

	2014		2013
Cash on hand	Ps.	4,206	Ps.	3,840
Cash in banks		837,319		2,007,566
Short-term investments		1,423,332		439,367

Total cash and cash equivalents	Ps.	2,264,857	Ps.	2,450,773

7.	Related parties

a) An analysis of balances due from/to related parties at December 31, 2014 and 2013 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	2014		2013		Terms
Due from:
ARSA Asesoría Integral Profesional, S.A. de C.V.*	Insurance passenger commissions	Mexico	Ps.	—	Ps.	885	30 days

			Ps.	—	Ps.	885

Due to:
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador	Ps.	559	Ps.	2,796	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		8		240	30 days

			Ps.	567	Ps.	3,036

*	As of February 7, 2014 ARSA is no longer a related party.

For the years ended December 31, 2014, 2013 and 2012, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b) During the years ended December 31, 2014, 2013 and 2012, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2014		2013		2012
Revenues:
Other commissions	Mexico	Ps.	3,663	Ps.	42,206	Ps.	44,205
Advertising	Mexico		—		—		2,500
Other	Mexico		—		5		—

Expenses:
Maintenance	El Salvador		162,687		124,281		135,640
Fees	Mexico		1,038		—		—
Other	Mexico/El Salvador		617		1,845		857

c) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer, and Rodolfo Montemayor Garza, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the year ended December 31, 2014 the Company expensed Ps.900 for this concept.

d) Directors and officers

During the years ended December 31, 2014, 2013 and 2012, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.64,387, Ps.65,452 and Ps.63,003, respectively. Additionally, the cost of the long-term incentive plan for the year ended December 31, 2014 was Ps.3,037 (Note 17).

During the year ended December 31, 2014 and 2013 the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.6,524 and Ps.4,996, respectively, and the rest of the directors received a compensation of Ps.4,669 and Ps.775, respectively.

During the year ended December 31, 2012, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.5,775, and the rest of the directors received no compensation.

8.	Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2014 and 2013, is detailed below:

	2014		2013
Credit cards	Ps.	103,596	Ps.	126,307
Cargo clients		41,268		57,938
Travel agencies and insurance commissions		40,919		45,683
Other points of sales		18,910		22,077
Employees		6,601		5,663
Marketing services		6,350		12,736
Airport services		3,682		2,203
Credit notes from suppliers (Note 12)		—		9,956
Depositary services benefit		—		7,323
Other accounts receivable		20,563		9,684
Provision for doubtful accounts		(27,786)		(29,775)

	Ps.	214,103	Ps.	269,795

Accounts receivable have the following aging:

Days	2014 Impaired		2014 Not impaired		Total 2014		2013 Impaired		2013 Not impaired		Total 2013
00-30	Ps.	—	Ps.	190,117	Ps.	190,117	Ps.	12,497	Ps.	233,807	Ps.	246,304
31–60		—		9,615		9,615		—		25,316		25,316
61–90		—		14,371		14,371		—		10,672		10,672
91–120		27,786		—		27,786		17,278		—		17,278

	Ps.	27,786	Ps.	214,103	Ps.	241,889	Ps.	29,775	Ps.	269,795	Ps.	299,570

The movement in the allowance for doubtful accounts from January 1, 2012 to December 31, 2014 is as follows:

Balance as of January 1, 2012	Ps.(21,297)
Write-offs	3,017
Increase in allowance	(3,442)

Balance as of December 31, 2012	(21,722)
Write-offs	462
Increase in allowance	(8,515)

Balance as of December 31, 2013	(29,775)
Write-offs	11,953
Increase in allowance	(9,964)

Balance as of December 31, 2014	Ps.(27,786)

9.	Inventories

An analysis of inventories at December 31, 2014 and 2013 is as follows:

	2014		2013
Spare parts and accessories of flight equipment	Ps.	133,375	Ps.	105,642
Meals, beverages and utensils		6,298		8,193

	Ps.	139,673	Ps.	113,835

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2014, 2013 and 2012, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.108,580, Ps.139,519 and Ps.114,521, respectively.

10.	Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2014 and 2013 is as follows:

	2014		2013
Prepaid aircraft rent	Ps.	91,351	Ps.	67,884
Sales commission to travel agencies		46,017		43,589
Prepaid major maintenance		40,131		165,581
Advances for constructions of aircraft and engine		23,148		7,007
Advances to suppliers		17,869		10,985
Prepaid insurance		6,145		24,878
Loss on sale and leaseback transactions to be amortized (Note 14)		3,047		3,047

	Ps.	227,708	Ps.	322,971

11.	Guarantee deposits

An analysis of this caption at December 31, 2014 and 2013 is as follows:

	2014		2013
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	505,744	Ps.	459,531
Other guarantee deposits		39,448		39,558

		545,192		499,089

Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		2,936,428		2,147,720
Deposits for rental of flight equipment		556,275		404,096
Collateral for derivative financial instruments (Note 1s)		33,710		40,017
Other guarantee deposits		14,556		11,648

		3,540,969		2,603,481

	Ps.	4,086,161	Ps.	3,102,570

12. Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2014		At December 31, 2013		At December 31, 2014		At December 31, 2013		At December 31, 2014		At December 31, 2013
Aircraft parts and rotable spare parts	Ps.	241,190	Ps.	181,676	Ps.	(89,247)		Ps.(69,436)	Ps.	151,943	Ps.	112,240
Constructions and improvements		79,481		69,056		(55,377)		(40,810)		24,104		28,246
Standardization		97,181		71,371		(49,559)		(31,259)		47,622		40,112
Computer equipment		24,106		22,323		(20,233)		(17,439)		3,873		4,884
Office furniture and equipment		27,798		27,014		(12,056)		(8,398)		15,742		18,616
Electric power equipment		15,491		15,491		(8,144)		(6,281)		7,347		9,210
Motorized transport equipment platform		4,597		4,597		(4,358)		(4,267)		239		330
Communications equipment		8,054		7,545		(3,981)		(3,200)		4,073		4,345
Workshop machinery and equipment		6,775		6,776		(2,197)		(1,526)		4,578		5,250
Service carts on board		5,367		4,505		(2,698)		(1,810)		2,669		2,695
Pre-delivery payments		1,396,008		879,001		—		—		1,396,008		879,001
Workshop tools		11,883		10,395		(9,811)		(8,796)		2,072		1,599
Construction and improvements in process		4,760		8,828		—		—		4,760		8,828
Leasehold improvements to flight equipment		1,187,914		601,845		(629,632)		(375,878)		558,282		225,967

Total		Ps.3,110,605	Ps.	1,910,423	Ps.	(887,293)	Ps.	(569,100)	Ps.	2,223,312	Ps.	1,341,323

	Aircraft parts and rotable spare parts		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Reserve for obsolescence		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2012	Ps.	108,561	Ps.	20,357	Ps.	10,312	Ps.	6,084	Ps.	19,489	Ps.	8,341	Ps.	10,395	Ps.	540	Ps.	4,148	Ps.	2,311	Ps.	3,629	Ps. (	619)	Ps.	861,052	Ps.	13,639	Ps.	127,080	Ps.	1,195,319

Additions		25,267		7,425		37,688		176		982		2,703		—		—		169		2,651		876		—		719,157		18,575		309,382		1,125,051
Disposals and transfers		(3,344)		—		—		—		(44)		—		—		(13)		—		—		—		—		(698,233)		(5,086)		—		(706,720)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		—		(2,975)		—		—		(2,975)
Other movements		—		13,657		—		1,353		1,711		—		(419)		—		755		824		(200)		619		—		(18,300)		—		—
Depreciation		(18,244)		(13,193)		(7,888)		(2,729)		(3,522)		(1,834)		(8,377)		(197)		(727)		(536)		(1,610)		—		—		—		(210,495)		(269,352)

As of December 31, 2013		112,240		28,246		40,112		4,884		18,616		9,210		1,599		330		4,345		5,250		2,695		—		879,001		8,828		225,967		1,341,323

Cost		181,676		69,056		71,371		22,323		27,014		15,491		10,395		4,597		7,545		6,776		4,505		—		879,001		8,828		601,845		1,910,423
Accumulated depreciation		(69,436)		(40,810)		(31,259)		(17,439)		(8,398)		(6,281)		(8,796)		(4,267)		(3,200)		(1,526)		(1,810)		—		—		—		(375,878)		(569,100)

Net book amount as of December 31, 2013		112,240		28,246		40,112		4,884		18,616		9,210		1,599		330		4,345		5,250		2,695		—		879,001		8,828		225,967		1,341,323

Additions		60,083		223		25,809		970		427		—		1,488		—		308		—		862		—		906,120		12,324		585,696		1,594,310
Disposals and transfers		(283)		—		—		—		—		—		—		—		—		—		—		—		(395,639)		(4,822)		—		(400,744)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		—		6,526		—		—		6,526
Other movements		—		10,203		—		812		355		—		—		—		200		—		—		—		—		(11,570)		—		—
Depreciation		(20,097)		(14,568)		(18,299)		(2,793)		(3,656)		(1,863)		(1,015)		(91)		(780)		(672)		(888)		—		—		—		(253,381)		(318,103)

As of December 31, 2014		151,943		24,104		47,622		3,873		15,742		7,347		2,072		239		4,073		4,578		2,669		—		1,396,008		4,760		558,282		2,223,312

Cost		241,190		79,481		97,181		24,106		27,798		15,491		11,883		4,597		8,054		6,775		5,367		—		1,396,008		4,760		1,187,914		3,110,605
Accumulated depreciation		(89,247)		(55,377)		(49,559)		(20,233)		(12,056)		(8,144)		(9,811)		(4,358)		(3,981)		(2,197)		(2,698)		—		—		—		(629,632)		(887,293)

Net book amount as of December 31, 2014	Ps.	151,943	Ps.	24,104	Ps.	47,622	Ps.	3,873	Ps.	15,742	Ps.	7,347	Ps.	2,072	Ps.	239	Ps.	4,073	Ps.	4,578	Ps.	2,669	Ps.	—	Ps.	1,396,008	Ps.	4,760	Ps.	558,282	Ps.	2,223,312

*	During the years ended December 31, 2014 and 2013, the Company capitalized borrowing cost of Ps.42,572 and Ps.25,197, respectively. This line also includes disposals of capitalized borrowing cost related to sale-and-leaseback transactions of Ps.36,046 and Ps.28,172, respectively.

b) Depreciation expense for the years ended December 31, 2014, 2013 and 2012, was Ps.318,103, Ps.269,352 and Ps.187,133, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

c) In October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines (“IAE”) for the purchase of aircraft and engine, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements. The Company took the delivery of the aircraft in accordance with a schedule, based on which at December 31, 2011 a total of 16 aircraft and five engines were delivered.

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

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The new order includes 14CEO aircraft and 30 New Engine Option (“NEO”) aircraft. During the years ended December 31, 2014 and 2013, the amounts paid for aircraft pre-delivery payments were of Ps.906,120 (US$67.6 million) and Ps.719,157 (US$55.6 million), respectively.

On August 16, 2013, the Company entered into certain agreements, which included the purchase of the engine for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2020. One aircraft was incorporated into the Company’s fleet during the year ended December 31, 2014. The Company also entered into agreements that provide major maintenance services related to these engines, and the purchase of seven spare engines, one of them for the A320CEO fleet, and the remaining six, for the A320NEO fleet.

In November 2013, the Company amended the agreement with Airbus to advance one of the 14 A320CEO aircraft due for delivery in 2016, to November 2014.

d) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a six year term. This agreement includes a total component support agreement (power-by-hour) and guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized in the consolidated statement of operations.

Additionally, the total support agreement included a sale and leaseback agreement of certain components.

As part of the total support agreement with LHT, the Company received credit notes of Ps.46,461 (US$3.5 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2014, 2013 and 2012, the Company amortized a corresponding benefit from these credit notes of Ps.9,292, Ps.9,292 and 3,485, respectively, which is recognized in the consolidated statements of operations.

As of December 31, 2014 and 2013 the Company applied Ps.21,151 and Ps.11,195 to outstanding LHT. As of December 31, 2013, the Company also recorded an account receivable of Ps.9,956 for the unused portion of the credit notes, which was used during the year ended December 31, 2014.

Commitments to acquisitions of property and equipment are disclosed in Note 23.

13.	Intangible assets, net

The composition and movement of intangible assets is as follows:

	Amortization Rate	Gross value			Accumulated amortization		Net carrying amount
		At December 31,
		2014	2013		2014	2013	2014	2013
Software	20%	Ps.199,964	Ps.	182,268	Ps.(127,398)	Ps. (102,986)	Ps.72,566	Ps.79,282

Balance as of January 1, 2013	Ps.	60,235
Additions		60,676
Disposals		(9,450)
Amortization		(32,179)

Balance as of December 31, 2013		79,282
Additions		28,457
Disposals		(10,761)
Amortization		(24,412)

Balance as of December 31, 2014	Ps.	72,566

Software amortization expense for the years ended December 31, 2014, 2013 and 2012 was Ps.24,412, Ps.32,179 and Ps.23,869, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14.	Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2014, the Company leases 50 aircrafts (44 in 2013) and six spare engines under operating leases that have maximum terms through 2026. Rents are guaranteed by deposits in cash or letters of credit. The agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.

(ii)	Provide maintenance services to the equipment based on the approved maintenance program.

(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.

(iv)	Periodic submission of financial and operating information to the lessors.

(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2014 and 2013, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:

Aircraft Type	Model	At December 31, 2014	At December 31, 2013	At December 31, 2012
A319	132	6	7	11
A319	133	12	13	13
A320	233	28	20	13
A320	232	4	4	4

		50	44	41

*	Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original Airbus purchase agreement and 5 from a lessors aircraft order book), and returned two aircraft to the lessors. These new aircraft agreements were accounted for as operating leases.

On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company’s fleet during 2016, 2017 and 2018, and the A321NEO will be incorporated into the Company’s fleet during 2017 and 2018.

On April 8, 2014 the Company entered into one new aircraft lease agreement (A320CEO aircraft) from a lessor aircraft order book. This aircraft was incorporated into the Company’s fleet during 2014, and was accounted for as operating lease.

During October 2014, the Company entered into 14 new aircraft lease agreement (all A320CEO). These aircraft are from the amendment Airbus purchase order. On November 2014 the Company received one of these aircraft, which was accounted for as operating lease. The remaining 13 aircraft will be incorporated into the Company’s fleet during 2015 and 2016.

Additionally, during October 2014, the Company extended the lease term of one aircraft.

On November 26, 2014, the Company entered into two new aircraft lease agreement (A321CEO), both from the lessor aircraft order book. These aircraft will be incorporated into the Company’s fleet during 2015.

During the year ended December 31, 2013, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the original Airbus purchase agreement) and returned four aircraft to the lessors. These aircraft agreements were accounted for as operating leases.

On June 5, 2013, the Company entered into four new aircraft lease agreements (A320 aircraft), which were accounted as operating leases; two of them were incorporated into the Company’s fleet during the fourth quarter of 2013, and the two remaining aircraft were incorporated during the first half of 2014. On August 12, 2013, the Company entered into two new aircraft lease agreements (A320 aircraft), which were accounted as operating leases; these two aircraft were incorporated into the Company’s fleet during 2014.

On November 7, 2013, the Company entered into one new spare engine lease agreement, which was accounted for as an operating lease; with the addition of this engine the quantity of spare engine increased to six.

At December 31, 2014 and 2013, all of the Company’s aircraft and spare engine lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases
	in U.S. dollars		in Mexican pesos
2015	US$	177,015	Ps.	2,605,309
2016		163,316		2,403,682
2017		137,627		2,025,598
2018		119,700		1,761,749
2019		107,624		1,584,004
2020 and thereafter		425,782		6,266,660

Total	US$	1,131,064	Ps.	16,647,002

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates at December 31, 2014.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located. These leases are recognized as operating leases.

Provided below is an analysis of future minimum rental and land and building payments in Mexican pesos and its equivalent to U.S. dollars:

	Operating leases in U.S. dollars		Operating leases in Mexican pesos
2015	US$	5,547	Ps.	81,636
2016		4,916		72,352
2017		4,218		62,074
2018		2,433		35,804
2019		2,434		35,830
2020 and thereafter		9,635		141,810

Total	US$	29,183		Ps.429,506

c) Rental expense charged to results of operations is as follows:

	2014		2013		2012
Aircraft and engine (Note 1p)	Ps.	2,534,522	Ps.	2,187,339	Ps.	1,885,696

Real estate:
Airports facilities		36,113		41,643		49,277
Offices, maintenance warehouse and hangar (Note 20)		20,055		22,431		20,227

Total rental expenses on real estate		56,168		64,074		69,504

Total cost of operating leases	Ps.	2,590,690	Ps.	2,251,413	Ps.	1,955,200

During the years ended December 31, 2014, 2013 and 2012 the Company entered into sale and leaseback transactions, resulting in a gain of Ps.14,192, Ps.106,607 and Ps.61,269, respectively, that were recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2014 and 2013, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.20,554 and Ps.23,601, respectively, which are recorded in the caption of other assets.

For the years ended December 31, 2014, 2013 and 2012, the Company amortized a loss of Ps.3,047, Ps.3,047 and Ps.3,047, respectively, as additional aircraft rental expense.

15.	Accrued liabilities

a) An analysis of accrued liabilities at December 31, 2014 and 2013 is as follows:

	2014		2013
Fuel and traffic accrued expenses	Ps.	548,851	Ps.	563,156
Maintenance deposits		109,083		85,535
Maintenance and aircraft parts accrued expenses		96,531		38,693
Salaries and benefits		89,234		74,518
Sale, marketing and distribution accrued expenses		101,790		79,889
Administrative expenses		54,847		30,992
Deferred revenue from VClub membership		29,939		14,925
Aircraft and engine lease extension benefit (Note 1j)		34,985		27,095
Information and communication accrued expenses		19,508		93,080
Supplier services agreement		9,292		9,292
Depositary services benefit		2,068		2,068
Others		25,413		13,439

	Ps.	1,121,541	Ps.	1,032,682

b) Accrued liabilities long-term:

	2014		2013
Aircraft and engine lease extension benefit (Note 1j)	Ps.	112,057	Ps.	99,531
Supplier services agreement		15,099		24,394
Depositary services benefit		5,614		7,682
Others		11,291		5,977

	Ps.	144,061	Ps.	137,584

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2014		Increase for the year		Payments		Balance as of December 31, 2014
Employee profit sharing	Ps.	7,934	Ps.	6,273	Ps.	7,674	Ps.	6,533
Aircraft lease return obligation		12,945		12,815		2,402		23,358

	Ps.	20,879	Ps.	19,088	Ps.	10,076	Ps.	29,891

Short- term maturities							Ps.	8,905
Long-term								20,986

	Balance as of January 1, 2013		Increase for the year		Payments		Balance as of December 31, 2013
Employee profit sharing	Ps.	7,230	Ps.	79,182	Ps.	78,478	Ps.	7,934
Aircraft lease return obligation		8,805		8,058		3,918		12,945

	Ps.	16,035	Ps.	87,240	Ps.	82,396	Ps.	20,879

Short- term maturities							Ps.	9,498
Long-term								11,381

16.	Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2014, 2013 and 2012, are as follows:

	2014		2013		2012
Analysis of net period cost:
Current service cost	Ps.	1,384	Ps.	1,251	Ps.	1,006
Interest cost on benefit obligation		380		276		202

Net period cost	Ps.	1,764	Ps.	1,527	Ps.	1,208

Changes in the defined benefit obligation are as follows:

	2014		2013		2012
Defined benefit obligation at January 1,	Ps.	5,260	Ps.	4,111	Ps.	2,813
Net period cost charged to profit or loss:
Current service cost		1,384		1,251		1,006
Interest cost on benefit obligation		380		276		202
Remeasurement (gains) losses in other comprehensive income (loss):
Actuarial changes arising from changes in financial assumptions		1,581		332		436
Payments made		(868)		(710)		(346)

Defined benefit obligation at December 31	Ps.	7,737	Ps.	5,260	Ps.	4,111

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2014	2013	2012
Financial:
Discount rate	7.15%	7.50%	7.00%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	4.00%	4.00%	4.00%

Biometric:
Mortality (1)	EMSSA 97	EMSSA 97	EMSSA 82-89
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano de la Seguridad Social.

Accruals for short-term employee benefits at December 31, 2014 and 2013, respectively, are as follows:

	2014		2013
Employee profit-sharing	Ps.	6,533	Ps.	7,934

The key management personnel of the Company include the members of the Board of Directors (Note 7).

17.	Share-based payments

a)	Long-term retention plan

During 2010, the Company adopted an employee long-term retention plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on the Company’s performance. During the years ended December 31, 2013 and 2012 the Company expensed Ps.6,327 and Ps.6,453 respectively, as bonuses as part of the caption salaries and benefits.

On November 6, 2014, the shareholders of the Company and the shareholders of its subsidiary Servicios Corporativos, approved an amendment to the current long-term retention plan for the benefit of certain key executives; based on the recommendations of the Board of Directors of the Company at its meetings held on July 24 and August 29, 2014. For such purposes on November 10, 2014 an irrevocable Administrative Trust was created by Servicios Corporativos and the key executives. The new plan was structured as a share purchase plan (equity-settled transaction) and a SARs plan (cash settled).

b)	Long-term incentive plan

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), certain key executives of the Company were granted with a special bonus by an amount of Ps.10,831, to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos granted a bonus to each key executive;

(ii)	The bonus amount by Ps.7,059, net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key executives, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the Mexican Stock Exchange based on the Administration Trust’s Technical Committee instructions;

(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desire.

(iv)	The share purchase plan provides that if the terms and conditions are not meet by the vesting period date, then the shares will be sold in the BMV, and Servicios Corporativos will be entitled to receive the proceeds of the sale of shares.

(v)	The key executives’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key executives and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity. The Administrative Trust held available cash by an amount of Ps.440, which will be use to acquire the remaining shares.

As of December 31, 2014, the number of shares held by the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A shares
Outstanding as of November 11, 2014	594,081
Granted during the year	—
Exercised as during the year	—

Outstanding as of December 31, 2014	594,081	*

*	These shares have been presented as treasury shares in the consolidated statement of financial position.

At December 31, 2014 the vesting period of the shares granted under the Company’s share purchase plan are as follows:

Number of Series A shares	Vesting period
198,027	November 2014 - 2015
198,027	November 2015 - 2016
198,027	November 2016 - 2017

594,081

In accordance with IFRS 2, this share purchase plan has been classified as an equity-settled transaction. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to key executives. The total cost of the plan determined by the Company was Ps.10,831 to be recognized from the time it becomes probable the performance condition will be met over the vesting period. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the vesting period. For the year ended December 31, 2014, the compensation expense recorded in the consolidated statement of operations amounted to Ps.1,058.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key executives that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 as such date.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2014 was Ps.1,652. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the year ended December 31, 2014, the Company recorded Ps.1,652 in the consolidated statement of operations.

The valuation was the result of the sum of the product of the number of stock appreciation rights (assigned for each year, dated at November 6, 2014) by the price (at the valuation date) of such appreciation rights of the Series A shares, of the three years.

The amount of the cash payment is determined based on the increase in the share price of the Company between grant date and the time of exercise.

Number of SARs	Exercise date
1,959,065	November 2014 - 2105
1,312,953	November 2015 - 2016
1,043,246	November 2016 - 2017

4,315,264

c)	Management incentive plan

In April 2012, the Board of Directors authorized a management incentive plan for the benefit of certain key executives, subject to shareholders’ approval. On December 21, 2012, the shareholders approved the management incentive plan consisting of: (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of the Company´s fully diluted capital stock; (ii) a grant of options to acquire shares of the Company or Ordinary Participation Certificates (“CPOs”) having shares as underlying securities for which, as long as certain conditions occur, the employees will have the right to request the delivery of those shares (iii) the creation of a trust (“Management Trust”) to deposit such shares in escrow until they are delivered to the officers or returned to the Company in the case that certain conditions do not occur; and (iv) the execution of share sale agreements setting forth the terms and conditions upon which the officers may exercise its shares at Ps.5.31 (five Mexican pesos 31/100) per share.

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

During the years ended December 31, 2014 and 2013, the Company recorded Ps.327 and Ps.2,068, respectively, as cost of the management incentive plan related to the vested shares, in the consolidated statements of operations. This cost was determined by using the improved Binomial valuation model from Hull and White, on the date in which the plan had already been approved by the shareholders and a shared understanding of the terms and conditions of the plan was reached with the employees (December 24, 2012, defined as the grant date), with the following assumptions:

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

On September 18, 2013 (IPO date), the key executives participating in the management incentive plan exercised 4,891,410 Series A and Series B shares. As a result, the key employees paid Ps.25,993 to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in shares options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of shares options		Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	*	Ps.	5.31	Ps.	133,723
Granted during the year	—			—		—
Forfeited during the year	—			—		—
Exercised during the year	(4,891,410)			5.31		(25,993)

Outstanding as of December 31, 2013	20,272,716			5.31		107,730
Granted during the year
Forfeited during the year	—			—		—
Exercised during the year	—			—		—

Outstanding as of December 31, 2014	20,272,716		Ps.	5.31	Ps.	107,730

*	Unvested shares as of December 31, 2012

At December 31, 2014 and December 31, 2013, the share options were considered as treasury shares. As of December 31, 2014 and 2013, the total number of vested and unvested shares amounted to 17,246,405 and 3,026,311, and 14,228,364 and 6,044,352, respectively.

The expense recognized for the Company’s retention plans during the year is shown in the following table:

	2014		2013		2012
Expense arising from equity-settled share-based payments transactions	Ps.	1,385	Ps.	2,068	Ps.	—
Expense arising from cash-settled share-based payments transactions		1,652		—		—

Total expense arising from share-based payments transactions	Ps.	3,037	Ps.	2,068	Ps.	—

18.	Equity

As of December 31, 2014, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)		(20,866,797)	(20,866,797)

	24,180	990,985,700	991,009,880

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limit the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the year ended December 31, 2014 and 2013, the Company did not declare any dividends.

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

As a result of the share conversion, as of December 31, 2014 and 2013, the Company now has only two classes of outstanding shares, Series A shares reserved for Mexican holders and Series B shares for non-Mexican holders.

b)	IPO

On September 23, 2013, the Company completed its dual listing IPO on the NYSE and on the BMV. The Company raised Ps.2,684,280 (approximately US$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A Shares in Mexico and (ii) concurrent international offering of Ordinary Participation Certificates or “CPOs”, in the form of American Depositary Shares “ADS” in the United States at a public offering price of Ps.15.51 per Series A shares (US$1.20 dollars) or US$12.00 per ADS. The Series A shares were listed on the BMV, under the trading symbol “VOLAR.”, and the ADSs, were listed on the NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

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

The number of newly issued shares and gross proceeds obtained from the global offering is detailed as follows:

	Global offering (shares)
	Mexico	International	Total newly-issued shares	Total proceeds obtained
Primary tranche-Series A shares	40,884,960	132,191,950	173,076,910	Ps.	2,684,280

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

Upon completion of the IPO, the total number of authorized shares as of December 31, 2013, was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II		Total shares
Series A shares	3,224	Ps.	877,852,982	Ps.	877,856,206
Series B shares	20,956		133,999,515		134,020,471

	24,180		1,011,852,497		1,011,876,677
Treasury shares (Note 17)			(20,272,716)		(20,272,716)

	24,180	Ps.	991,579,781	Ps.	991,603,961

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Santander and Bancomext limit the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

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

Through unanimous resolutions dated November 27, 2012 and December 21, 2012, the Company’s shareholders approved a corporate restructuring with the sole purpose of acquiring the shares held by other shareholders of Concesionaria in exchange for the capital stock of the Company, through the capitalization of promissory notes by Ps.136,298 and Ps.139,764, respectively.

Additionally, on December 21, 2012 the shareholders of the Company through unanimous resolution, approved:

(a) The creation of certain unpaid Stock Swap Option (the “Swap”) regarding 16,173,599 shares representing 2.05% of the common equity of Concesionaria (“Concesionaria Swap Shares”) owned by HSBC México, S.A., FICAP, granting FICAP the option to sell to Controladora any or all of Concesionaria Swap Shares in consideration for either.

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

At December 31, 2012, Controladora’s capital stock, which is represented by common registered shares, issued and with no par value, fully subscribed and paid, was comprised as follows:

	Shares
	Fixed Class I	Variable Class II	At December 31, 2012
Fixed capital:			Ps.	65
Series A	3,224	181,973,441
Series B1	7,254	45,961,344
Series B2	6,851	44,850,273
Series B3	6,851	43,187,898
Series B4	—	4,194,021
Series N	—	518,608,610
Variable capital				2,464,880

	24,180	838,775,587		2,464,945
Treasury shares:
Stock swap option unpaid (Series A) (Note 18 c)	—	(16,719,261)		(88,847)

	24,180	822,056,326	Ps.	2,376,098

Management incentive plan (Series A and B) (Note 17)	—	(25,164,126)	Ps.	(133,723)

(i)	The Company’s fixed portion of capital stock is represented by common registered shares with no par value. Fixed minimum capital is Ps.65,346 (sixty-five thousand three hundred and forty-six Mexican pesos 00/100) and are represented by Class I shares.

(ii)	There is no limit on the number of shares that represent the variable portion of capital, and variable portion of capital is represented by Class II shares.

(iii)	Series A, B1, B2, B3 and B4 shares common registered shares with no par value, grant full voting rights. Series N shares common registered shares with no par value grant no voting rights. Additionally, in order for a general extraordinary shareholders meeting resolve and approve Important Matters, as defined in the Company’s bylaws, the affirmative vote of (a) at least 62% of the Series A shares, plus (b) the majority of either the Series B1, B2 or B3, as applicable, as long as each such series of shares maintain a participation of 12.50% in the Company’s capital stock, is needed. Series A may be subscribed and paid solely by Mexican investors, Series B1, B2, B3, B4 and N may be subscribed and paid foreign investors under the terms of the legislation applicable to foreign investment in Mexico. The board of directors shall be composed of a minimum of 9 and a maximum of 13 members, which will be appointed by the shareholders. Holders of Series A shares shall have the right to appoint the majority of its members and Series B1, B2, and B3 shall have the right to select a maximum of two board members. All shares representing the Company’s capital stock grants the holders the same economic rights and there are no preferences and/or restrictions attaching to that any class or series of shares on the distribution of dividends and the repayment of capital.

e)	Earnings per share

Basic earnings per share (“EPS”) amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table shows the calculations of the basic and diluted earnings per share for the years ended December 31, 2014, 2013 and 2012.

	At December 31,
	2014			2013			2012
Net income for the period attributable to equity holders of the parent	Ps.	605,184		Ps.	268,678		Ps.	215,239

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877			865,579			732,441
Diluted		1,011,877	**		865,579	**		732,441	*

EPS:
Basic		0.598			0.310			0.294
Diluted		0.598			0.310			0.294

*	Until December 31, 2012, unissued shares awarded under the management incentive plan and the Company’s swap shares are deemed treasury shares and anti-dilutive; accordingly, they have been excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of diluted earnings per share at such date.

**	During 2013, issued shares awarded under the management incentive plan and, up until April 22, the Company´s swap shares are deemed treasury shares and dilutive; accordingly, they have been included in the determination of weighted average diluted shares outstanding for the period. Vested but unexercised shares under the management incentive plan are entitled to dividend; accordingly, they are participating securities for the determination of basic earnings per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

f) In conformity with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

At an ordinary general shareholders’ meeting held on April 7, 2011, the shareholders approved to allocate the legal reserve by an amount of Ps.38,250.

As of December 31, 2014, the Company’s legal reserve has not reached the 20% of its capital stock.

g) Any distribution of earnings in excess of the net tax profit account (“CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time.

h) Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock has to be authorized.

19.	Income tax

a) In accordance with MITL, the Company is subject to income tax and files its tax returns on an individual entity basis and the related tax results are combined in the accompanying consolidated financial statements. The income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated assets values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflation adjustment.

On December 11, 2013, the 2014 tax reform was approved. The effects of the changes in the MITL have been observed for the computation of Company’s deferred taxes since these effects are not retroactive. The main changes to the MITL are as follows:

(i)	Based on the approved law corporate income tax rate for 2014 and thereafter is 30%.

(ii)	In order to carry out the simplicity and lower administrative costs related to taxes payments, the tax authority abrogated the FRBT. Therefore, FRBT is no longer applicable as of January 1, 2014.

(iii)	In addition to the above, as of 2014, the new tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (Christmas bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iv)	The new MITL sets forth new criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(v)	Starting 2014, taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(vi)	A new 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders.

b) Until 2013, the Company was subject to the FRBT. FRBT is computed by applying the 17.5% rate to a taxable income determined in a cash flow basis net of authorized credits.

For the year ended December 31, 2012, FRBT was payable only to the extent it exceeded income tax for the same period. As a result of the repeal of the FRBT Law, starting in fiscal years beginning on or after January 1, 2014, taxpayers must cancel the FRBT credit balances they had reported through 2013 resulting from negative FRBT bases to be amortized (i.e., when deductions exceeded revenues) and FRBT credits resulting from the deduction of certain assets, such as inventories and fixed assets.

c) For the years ended December 31, 2014, 2013 and 2012, the Company reported on a combined basis a tax income of Ps.472,630, Ps.51,665 and Ps.308,633, respectively, which was offset by tax losses from prior years.

In accordance with the MITL, tax losses may be carried forward against taxable income generated in the succeeding ten years. Carryforward tax losses are restated based on inflation.

d) An analysis of combined income tax expense for the years ended December 31, 2014, 2013 and 2012 is as follows:

Consolidated statements of operations

	2014		2013		2012
Current year income tax expense	Ps.	(17,345)	Ps.	(8,710)	Ps.	(15,614)
Deferred income tax (expense) benefit		(21,375)		(8,840)		12,133

Total income tax expense	Ps.	(38,720)	Ps.	(17,550)	Ps.	(3,481)

Consolidated statements of OCI

	2014	2013	2012
Deferred tax related to items recognized in OCI during the year
Net (loss) gain on cash flow hedges	Ps.38,849	Ps. (14,346)	Ps. (4,900)
Remeasurement (loss) gain of employee benefits	474	(3,076)	(101)

Deferred tax charged to OCI	Ps.39,323	Ps. (17,422)	Ps. (5,001)

e) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2014	2013	2012
Statutory income tax rate	30.00%	30.00%	30.00%
Annual inflation adjustment	0.11%	0.45%	7.04%
Nondeductible expenses	0.64%	3.85%	2.03%
Inflation of furniture and equipment	(0.20%)	(0.37%)	(0.64%)
Unrecorded deferred taxes on available tax losses carryforward	—	14.00%	—
Benefits recognized for tax losses	(22.92%)	(39.21%)	(33.01%)
Inflation of tax losses	(3.39%)	(6.34%)	(10.36%)
Adjustment to beginning balance	1.84%	3.56%	10.29%
Other tax adjustments	(0.07%)	0.21%	(6.17%)
Tax rate change	—	0.05%	2.50%

	6.01%	6.20%	1.68%

For Mexican purposes, corporate income tax is computed on accrued basis. MITL requires taxable profit to be determined by considering revenue net of tax deductions. Prior years’ tax losses can be utilized to offset current year taxable income. Income tax is determined by applying the 30% rate on the net amount after tax losses utilization.

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

f) An analysis of combined deferred taxes is as follows:

	2014				2013
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Unearned transportation revenue	Ps.	42,627	Ps.	1,055	Ps.	41,572	Ps.	3,812
Allowance for doubtful accounts		9,194		229		8,965		2,326
Provisions		201,209		61,422		139,787		38,273
Employee benefits		2,319		267		1,578		3,503
Employee profit sharing		1,328		(420)		1,748		(421)
Financial instruments		68,241		(342)		32,349		453
Extension lease agreement and others		57,726		9,633		48,093		(3,603)
Tax losses available for offsetting against future taxable income		518,072		47,284		470,789		43,460
Other accruals		29,034		14,968		14,066		10,323

		929,750		134,096		758,947		98,126
Deferred income tax liabilities:
Inventories		41,897		7,745		34,151		5,006
Financial instruments		—		—		2,618		(18)
Rotable spare parts, furniture and equipment, net		229,543		120,487		109,056		43,199
Intangible assets		21,770		9,853		11,917		(3,329)
Prepaid expenses and other assets		63,714		(31,176)		94,890		21,224
Supplemental rent		258,859		49,009		209,850		42,386
Other prepayment		13,024		(447)		13,470		(1,502)

		628,807		155,471		475,952		106,966

	Ps.	300,943	Ps.	(21,375)	Ps.	282,995	Ps.	(8,840)

	2014			2013
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets			Ps. 327,785	Ps.	304,525
Deferred tax liabilities		(26,842)			(21,530)

Deferred tax asset, net	Ps.	300,943		Ps.	282,995

A reconciliation of deferred tax asset is as follows:

	2014		2013		2012
Opening balance as of January 1,	Ps.	282,995	Ps.	309,257	Ps.	302,125
Deferred income tax (expense) benefit during the current year recorded on profits		(21,375)		(8,840)		12,133
Tax income benefit (expense) during the current year recorded in accumulated other comprehensive income (loss)		39,323		(17,422)		(5,001)

Closing balance as of December 31,	Ps.	300,943	Ps.	282,995	Ps.	309,257

At December 31, 2014 and 2013, the table shown above includes deferred income tax asset recognized by Concesionaria (2013) and Controladora (2014) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes a deferred tax asset should be recognized for the carryforward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards the Company has recognized at December 31, 2014 and 2013 a deferred tax asset for tax losses of Ps.518,072 and Ps.470,789, respectively.

During 2013, the Company recognized a deferred tax asset for the carryforward of available tax losses of Concesionaria for an amount of Ps.369,631 (Ps.110,889 tax effect), based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

During 2014, the Company recognized a deferred tax asset for the carryforward of available tax losses of Controladora for an amount of Ps.491,916 (Ps.147,575 tax effect), based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s desire to expand its operations out of Mexico, resulting in the need to find an organizational structure that is more efficient, in hopes of increasing the Company’s growing resulting in tax planning opportunities available to create taxable profit in the future.

An analysis of the available tax losses carry-forward of the Company at December 31, 2014 is as follows:

Year of loss	Historical loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2005	Ps.	115,170	Ps.	142,044	Ps.	142,044	Ps.	—	2015
2006		297,422		387,262		384,575		2,688	2016
2007		333,206		442,183		438,870		3,313	2017
2008		317,209		412,484		56,965		355,519	2018
2009		344,154		425,688		5,622		420,066	2019
2010		95,334		113,625		2,463		111,162	2020
2011		559,623		645,657		6,756		638,901	2021
2013		181,756		194,003		6,653		187,350	2023
2014		17,341		17,854		—		17,854	2024

	Ps.	2,261,215	Ps.	2,780,800	Ps.	1,043,948	Ps.	1,736,853

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2014 is as follows:

	Historical loss		Restated tax loss		Utilized		Total remaining amount
Concesionaria	Ps.	1,687,494	Ps.	2,125,375	Ps.	991,580	Ps.	1,133,796
Controladora		552,592		632,542		29,485		603,057
Comercializadora		20,149		21,869		21,869		—
Servicios administrativos		980		1,014		1,014		—

	Ps.	2,261,215	Ps.	2,780,800	Ps.	1,043,948	Ps.	1,736,853

h) At December 31, 2014 the Company had the following tax balances:

Restated contributed capital account (“CUCA”)	Ps.	3,315,687
Net tax profit account (“CUFIN”)		38,801

20.	Other operating income and expenses

An analysis of other operating income is as follows:

	2014		2013		2012
Gain on sale and leaseback (Note 14c)	Ps.	14,192	Ps.	106,607	Ps.	61,269
Others		7,915		4,670		7,531

	Ps.	22,107	Ps.	111,277	Ps.	68,800

An analysis of other operating expenses is as follows:

	2014		2013		2012
Administrative and operational support expenses	Ps.	261,286	Ps.	147,746	Ps.	116,257
Technology and communications		110,245		96,924		72,962
Insurance		55,248		59,313		66,903
Passenger services		32,388		57,956		53,395
Rents of offices, maintenance warehouse and hangar (Note 14 c)		20,055		22,431		20,227
Penalty of anticipated IT contract cancellation		—		21,821		—
Disposal of intangible, rotable spare parts, furniture and equipment		284		11,805		14,586
Equity transaction costs (Note 18)		—		9,424		—
Penalty of anticipated lease contract cancellation		—		7,601		—
Other IT expenses		620		7,443		—
Others		9,812		16,036		12,187

	Ps.	489,938	Ps.	458,500	Ps.	356,517

21.	Finance income and cost

An analysis of finance income is as follows:

	2014		2013		2012
Interest on cash and equivalents	Ps.	23,242	Ps.	23,044	Ps.	8,084
Others		222		1,730		5,527

	Ps.	23,464	Ps.	24,774	Ps.	13,611

An analysis of finance cost is as follows:

	2014		2013		2012
Interest on debts and borrowings (1)	Ps.	—	Ps.	38,796	Ps.	53,999
Debt prepayment premium (Note 5)				65,206		—
Other finance costs		11,216		—		8,262
Cost of letter credit notes		18,189		17,164		13,868
Debt financial costs		—		—		10,059
Others		2,930		4,571		3,543

	Ps.	32,335	Ps.	125,737	Ps.	89,731

(1)	The borrowing costs related to the acquisition or construction of qualifying asset are capitalized as part of the cost of that asset.

	2014		2013		2012
Interest on debts and borrowings	Ps.	42,572	Ps.	63,993	Ps.	118,451
Capitalized interest		(42,572)		(25,197)		(64,452)

Net interest on debts and borrowing in the consolidated statements of operations	Ps.	—	Ps.	38,796	Ps.	53,999

22.	Components of other comprehensive income (loss)

	2014		2013		2012
Derivative financial instruments:
Gain of the not-yet matured interest rate swap contracts	Ps.	22,656	Ps.	41,562	Ps.	15,037
Gain (loss) of the not-yet matured fuel swap contracts		(125,228)		6,257		1,288
Extrinsic vale changes on jet fuel Asian call options		(26,934)		—		—

	Ps.	(129,506)	Ps.	47,819	Ps.	16,325

23.	Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
2015	US$	45,395	Ps.	668,120
2016		41,547		611,492
2017		82,275		1,210,922
2018		119,883		1,764,442
2019		91,556		1,347,516
2020 and thereafter		25,691		378,128

	US$	406,347	Ps.	5,980,620

Litigation

a) The Company, as well as the CEO, CFO, three current directors and the former chairman, are among the defendants in a putative class action commenced on February 24, 2015 in the federal United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 initial public offering. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to competitive outlook for certain markets and the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. A lead plaintiff for the action has not yet been appointed by the court. The Company believes that the outcome of the proceedings to which it is currently a party will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24.	Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2014		2013			2012
Operating revenues:
Domestic (Mexico)	Ps.	10,218,973			Ps. 9,619,983	Ps.	8,834,864
United States of America		3,817,769		3,382,488			2,851,551

Total operating revenues	Ps.	14,036,742	Ps.	13,002,471		Ps.	11,686,415

25.	Subsequent events

Subsequent to December 31, 2014 and through April 29, 2015:

The Company incorporated two new aircraft to its fleet (one A320CEO and one A-321CEO). The Company’s fleet reached 52 aircraft as of April 29, 2015.