Form 20-F
period 2015-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2016-04-29
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Participation Certificates (Certificados de Participación Ordinarios): 759,429,451

Series A shares of common stock, no par value per share: 877,856,206

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

☑      Yes    ☐  No

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

Large accelerated filer  ☑                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ ☐ Other	Other ☐

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep cost low;

•	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with our union;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR (passengers who are visiting friends and relatives) markets;

•	insurance costs;

•	environmental regulations; and

•	other risk factors included under “Risk Factors” in this annual report.

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Operativos” to refer to “Servicios Operativos Terrestres Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A. Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Operativos. Servicios Administrativos, Vuela and Vuela Aviación are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

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

v

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

“TSA” means the United States Transportation Security Administration.

“Trip” means TRIP Linhas Aéreas S.A.

“ULCC” or “ultra-low-cost carrier” means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees. In the United States, Spirit Airlines, Inc. and Allegiant define themselves as ULCCs and Volaris and VivaAerobus follow the ULCC model in Mexico.

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2014 and 2015 for each of the three years in the period ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.17.2065 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2015. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. For more information on exchange rates, see Item 3: “Key Information—Exchange Rates.” Amounts presented in this annual report may not add up due to rounding.

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

Part I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3	KEY INFORMATION

A.	Selected Consolidated Financial Data

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated statements of financial position data as of December 31, 2014 and 2015 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2011 and the selected consolidated statements of financial position data as of December 31, 2013, 2012, and 2011 were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2011	2012	2013	2014	2015	2015
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger	8,036,275	10,176,747	11,117,327	11,303,327	14,130,365	821,223
Non-ticket	842,341	1,509,668	1,885,144	2,733,415	4,049,339	235,338

	8,878,616	11,686,415	13,002,471	14,036,742	18,179,704	1,056,561
Other operating income	(73,831)	(68,800)	(111,277)	(22,107)	(193,155)	(11,226)
Fuel	3,823,232	4,730,089	5,085,829	5,363,864	4,721,108	274,379
Aircraft and engine rent expense	1,508,135	1,885,696	2,187,339	2,534,522	3,525,336	204,884
Landing, take-off and navigation expenses	1,281,583	1,302,971	1,923,673	2,065,501	2,595,413	150,839
Salaries and benefits	1,120,359	1,639,945	1,563,239	1,576,517	1,902,748	110,583
Sales, marketing and distribution expenses	750,474	751,919	704,146	817,281	1,088,805	63,279
Maintenance expenses(2)	379,626	498,836	572,114	664,608	874,613	50,830
Other operating expenses	359,046	356,517	458,500	489,938	697,786	40,554
Depreciation and amortization(3)	102,977	211,002	301,531	342,515	456,717	26,543

	9,251,601	11,308,175	12,685,094	13,832,639	15,669,371	910,665

Operating (loss) income	(372,985)	378,240	317,377	204,103	2,510,333	145,896
Finance income	5,539	13,611	24,774	23,464	47,034	2,734
Finance cost	(57,718)	(89,731)	(125,737)	(32,335)	(21,703)	(1,261)
Exchange gain (loss), net	110,150	(95,322)	66,428	448,672	966,554	56,174
(Loss) income before income tax	(315,014)	206,798	282,842	643,904	3,502,218	203,543
Income tax expense benefit	(476)	(3,481)	(17,550)	(38,720)	(1,038,348)	(60,346)

Net (loss) income	(315,490)	203,317	265,292	605,184	2,463,870	143,197

	For the Years ended December 31,
	2011	2012	2013	2014	2015	2015
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Attributable to:
Equity holders of the parent	(293,540)	215,239	268,678	605,184	2,463,870	143,197
Non-controlling interest	(21,950)	(11,922)	(3,386)	—	—	—

Net (loss) income	(315,490)	203,317	265,292	605,184	2,463,870	143,197

Weighted average shares outstanding
Basic and diluted(4)	727,595,544	732,441,216	865,579,397	1,011,876,677	1,011,876,677	1,011,876,677
Earnings (loss) per share
Basic and diluted(5)	(0.40)	0.29	0.31	0.60	2.43	0.14
Earnings per ADS
Basic and diluted(6)	—	2.94	3.10	6.00	24.35	1.42
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	441,068	822,076	2,450,773	2,264,857	5,157,313	299,731
Accounts receivable, net	238,939	387,316	602,159	448,560	464,416	26,991
Guarantee deposits—current portion	169,647	238,242	499,089	545,192	861,236	50,053
Total current assets	1,130,547	1,815,018	3,999,960	3,688,669	7,241,437	420,855
Total assets	5,061,681	5,701,558	8,377,784	9,905,040	15,260,965	886,931
Total short-term liabilities	3,178,922	3,721,897	3,871,529	4,768,367	7,102,833	412,799
Long-term liabilities	1,023,020	904,994	543,885	666,893	1,333,301	77,490
Total liabilities	4,201,942	4,626,891	4,415,414	5,435,260	8,436,134	490,289
Capital stock	1,966,313	2,376,098	2,973,559	2,973,559	2,973,559	172,816
Total equity	859,739	1,074,667	3,962,370	4,469,780	6,824,831	396,642
CASH FLOW DATA
Net cash flows provided by (used in) operating activities	(147,705)	497,448	38,757	333,783	3,069,613	178,400
Net cash flows (used in) provided by investing activities	(628,030)	187,161	(311,926)	(1,184,968)	(601,277)	(34,945)
Net cash flows provided by (used in) financing activities	562,373	(271,898)	1,860,504	524,704	65,086	3,782
OTHER FINANCIAL DATA
EBITDA(8)	(159,858)	493,920	685,336	995,290	3,933,604	228,613
Adjusted EBITDA(8)	(270,008)	589,242	618,908	546,618	2,967,050	172,439
Adjusted EBITDAR(8)	1,238,127	2,474,938	2,806,247	3,081,140	6,492,386	377,323
OPERATING DATA(9)
Aircraft at end of period	34	41	44	50	56
Average daily aircraft utilization (block hours)	13.38	12.40	12.45	12.42	12.68	—
Average daily aircraft utilization (flight hours)	11.38	10.42	10.37	10.25	10.34	—
Airports served at end of period	31	37	46	53	61	—
Departures(9)	51,255	58,806	68,716	74,659	87,931	—
Passenger flight segments (thousands)(9)	5,644	7,037	8,480	9,346	11,477	—
Booked passengers (thousands)(9)	5,934	7,408	8,942	9,809	11,983	—
Revenue passenger miles (RPMs) (thousands)(9)	6,290,707	7,668,202	9,002,831	9,722,538	11,561,859	—
Available seat miles (ASMs) (thousands)(9)	7,939,365	9,244,425	10,899,486	11,829,865	14,052,298	—
Load factor(10)	79%	83%	83%	82%	82%	—
Average ticket revenue per booked passenger(10)	1,354	1,374	1,243	1,152	1,181	69
Average non-ticket revenue per booked passenger	142	204	211	279	338	19.6
Total operating revenue per ASM (TRASM) (cents)	111.8	126.4	119.3	118.7	129.4	7.5
Passenger revenue per ASM (RASM) (cents)	101.2	110.1	102.0	95.5	100.6	5.8
Operating expenses per ASM (CASM) (cents)	116.5	122.3	116.4	116.9	111.5	6.5
CASM ex fuel (cents)	68.4	71.2	69.7	71.6	77.9	4.5

	For the Years ended December 31,
	2011	2012	2013	2014	2015	2015
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Fuel gallons consumed (thousands)	97,970	112,225	129,076	138,533	164,033	—
Average economic fuel cost per gallon	39.0	42.1	39.4	38.7	28.8	1.7
Employees per aircraft at end of period	67	63	61	56	59	—

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.17.2065 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(2)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Unvested shares awarded under the management incentive plan and our swap shares were deemed treasury shares and non-dilutive until December 31, 2012, and accordingly, they were excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of basic and diluted earnings per share to such date. During 2013, issued shares awarded under the management incentive plan and, up until April 22, 2013, our swap shares are deemed treasury shares and entitled the awardees to participate in dividends prior to vesting; accordingly, they have been included in the determination of weighted average shares outstanding for calculating basic and diluted earnings per share for the period. The shares awarded under the share purchase plan are deemed to be treasury shares from November 6, 2014, date in which these shares were acquired by the administrative Trust number F/745291, and entitled the awardees to participate in dividends from that date. Accordingly, these shares have been included in the determination of weighted average shares outstanding for calculating basic and diluted earnings per share. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”
(5)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and share purchase plans outstanding during the year, this is because the shares are entitled to a dividend if and when one is declared by the Company.
(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(7)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.
(8)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(9)	Includes scheduled and charter.
(10)	Includes scheduled.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years ended December 31,
	2011	2012	2013	2014	2015	2015
	(in thousands of pesos)					(in thousands of U.S. dollars)(1)
Reconciliation:
Net (loss) income	(315,490)	203,317	265,292	605,184	2,463,870	143,197
Plus (minus):
Finance cost	57,718	89,731	125,737	32,335	21,703	1,261
Finance income	(5,539)	(13,611)	(24,774)	(23,464)	(47,034)	(2,734)
Provision for income tax	476	3,481	17,550	38,720	1,038,348	60,346
Depreciation and amortization	102,977	211,002	301,531	342,515	456,717	26,543

EBITDA	(159,858)	493,920	685,336	995,290	3,933,604	228,613

Exchange (gain) loss, net	(110,150)	95,322	(66,428)	(448,672)	(966,554)	(56,174)

Adjusted EBITDA	(270,008)	589,242	618,908	546,618	2,967,050	172,439

Aircraft and engine rent expense	1,508,135	1,885,696	2,187,339	2,534,522	3,525,336	204,884

Adjusted EBITDAR	1,238,127	2,474,938	2,806,247	3,081,140	6,492,386	377,323

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.17.2065 per U.S.$1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

B.	Exchange Rates

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

	Rate(1)
	High	Low	Period End(2)	Average(3)
2011	14.2443	11.5023	13.9787	12.4273
2012	14.3949	12.6299	13.0101	13.1685
2013	13.4394	11.9807	13.0765	12.7679
2014	14.7853	12.8462	14.7180	13.2983
2015	17.3776	14.5559	17.2065	15.8542
November 2015	16.8700	16.4196	16.5492	16.6322
December 2015	17.3776	16.5104	17.2065	17.0128
January 2016	18.6080	17.2487	18.2906	17.9456
February 2016	19.1754	18.0568	18.1680	18.4592
March 2016	18.1706	17.2995	17.4015	17.6721
April 2016 (through April 27)	17.8930	17.2370	17.5866	17.4958

(1)	Source: Mexican Central Bank.
(2)	As published by the Mexican Central Bank as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on the period end.
(3)	Average of month-end rates or daily rates, as applicable.

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

On April 27, 2016 the rate for the payment of obligations denominated in foreign currency payable in Mexico as published by the Mexican Central Bank for pesos was Ps.17.5866 per U.S. $1.00.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2013, 2014 and 2015, the Mexican economy grew 1.4%, 2.1% and 2.5%, respectively, in terms of GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 3.97% for 2013, 4.08% for 2014 and 2.13% for 2015. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

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

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.17% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.51%, respectively, against the U.S. dollar in nominal terms. As of December 31, 2015, the peso depreciated 16.9% against the U.S. dollar in nominal terms since December 31, 2014.

In 2015, approximately 67% of our total operating costs and 36% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses were denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, 100% of our outstanding financial debt and 100% of our lease payments as of the date of this annual report are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 40%, 39% and 30% of our total operating costs in 2013, 2014 and 2015, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Although fuel prices have decreased significantly in 2015, we can offer no assurances that they will continue to do so in the future. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel.”

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

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the airline industry.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. Most recently, Latin American travel has been negatively affected as a result of the Zika virus. It is impossible to determine if and when health threats, similar to the H1N1 flu or the Zika virus, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, results of operations and financial condition.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2015, we had hedged approximately 55% and 23% of our projected fuel requirements for the years ended December 31, 2016 and 2017 respectively. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $204.9 million and U.S. $85.7 million, respectively, in 2015, and have future operating lease obligations aggregating approximately U.S. $1.2 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney, respectively, for delivery over the next five years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

As of December 31, 2015, the average age of our 56 aircraft in service was approximately 4.6 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.45 block hours in 2013, 12.42 block hours in 2014 and 12.68 block hours in 2015. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, Air BP and Shell pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires in March 2018 and may be terminated by us with 60-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE engines due to real or perceived safety concerns or other problems.

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

Our business is labor intensive, with labor costs representing approximately 12%, 11% and 12% of our total operating costs for the fiscal years 2013, 2014 and 2015, respectively. As of December 31, 2015, approximately 75% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2017. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Risks related to our securities and the ADSs

The trading prices for the ADSs and our Series A shares may fluctuate significantly.

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;

•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;

•	industry conditions or trends

•	availability of routes and airport space;

•	the introduction of new services by us or by our competitors;

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual or anticipated results and analyst and investor expectations;

•	announcements by us or others and developments affecting our business;

•	changes in technology affecting our aircraft;

•	announcements, results or actions taken by our competitors;

•	investors’ perceptions of our company or the services we provide;

•	changes in financial or economic estimates by securities analysts;

•	our announcement of significant transactions or capital commitments;

•	currency devaluations and imposition of capital controls;

•	additions or departures of key management;

•	future sales of the ADSs and Series A shares;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	accidents, health concerns and other events affecting airline operations;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	changes in the price of fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or

•	sales of our common stock or other actions by investors with significant shareholdings

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Series A shares and ADSs. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. See Item 8: “Financial Information—Legal Proceedings—IPO Securities Litigation” for a description of a securities class action lawsuit against us, our CEO, CFO, three current directors and our former chairman, brought on behalf of purchasers of ADSs in our initial public offering. This or any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

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

Substantial sales of the ADSs or Series A shares could cause the price of the ADSs or Series A shares to decrease.

We may finance future corporate needs and expenditures by using shares of Series A common stock, to be evidenced by Series A shares or ADSs. Any such issuances of such shares could result in a dilution of your ownership stake or a decrease in the market price of the ADSs or the Series A shares. In addition, our principal shareholders are entitled to rights with respect to registration of their shares under the Securities Act, pursuant to the registration rights agreement we have on file with the SEC. Please see Item 7: “Major Shareholders and related Party Transactions—Major Shareholders.” For example, on November 16, 2015, certain of our principal shareholders, including affiliates of Discovery Americas, and Blue Sky Investments, exercised registration rights in the form of ADS’s, pursuant to our shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”), and sold 99,000,000 CPOs in the form of ADSs at a price to the public of U.S. $16.00 per ADS in the United States and the other countries outside of Mexico. In connection with that offering, the underwriters also exercised their option in full to purchase 9,900,000 additional CPOs in the form of ADSs to cover over-allotments, for a total offering of 108,900,000 CPOs in the form of ADSs. This exercise of their registration rights, and any future exercise, with respect to such shares, means that there are Series A shares eligible for trading in the public market, which may have an adverse effect on the market price of our Series A shares and ADSs.

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

Holders of the ADSs and CPOs have no voting rights.

Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares. Mexican investors will determine the outcome of substantially all shareholder matters, subject to the rights of the holders of Series B shares that are required to vote affirmatively to approve certain limited matters. For a more complete description of the circumstances under which holders of our securities may vote, see Item 10: “Additional Information—Memorandum and Articles of Association—Overview.”

Preemptive rights may be unavailable to non-Mexican holders of the ADSs and CPOs and, as a result, such holders may suffer dilution.

Except in certain circumstances, under Mexican law, if we issue new shares of common stock for cash as part of a capital increase, we must grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs and CPOs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. Similar restrictions may apply to holders of ADSs and CPOs in other jurisdictions. We cannot assure you that we will file a registration statement with the SEC, or any other regulatory authority, to allow holders of ADSs and CPOs in the United States, or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales by the depositary of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.

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

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, will require the approval of our general shareholders meeting, may only be paid if losses for prior fiscal years have been unpaid and if shareholders have approved the net income from which the dividends are paid, and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant. In addition, our revolving line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements” and Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors (i.e., the duty of care and the duty of loyalty) have been in existence for a relatively short period and are not as developed as securities laws in other jurisdictions, it is complex for minority shareholders to bring an action against directors for breach of these duties, as would be permitted in some other foreign jurisdictions. Also, such actions may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company and not the initiating shareholder). The grounds for shareholder derivative actions under Mexican law are limited. Even though applicable law has been modified to so permit, and procedures for class action lawsuits have been adopted in Mexico, there is very limited experience with regards to class action lawsuits and how procedures for such suits are followed in Mexico. Therefore, it will be much more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

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

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on NYSE and the Mexican Stock Exchange. The Company raised Ps.2.68 billion (approximately U.S.$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of Ps.15.51 per share (U.S.$1.20 dollars) or U.S.$12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our

Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

On November 16, 2015, certain of our principal shareholders, including affiliates of Discovery Americas, and Blue Sky Investments, exercised registration rights in the form of ADS’s and sold 99,000,000 CPOs in the form of ADSs, at a price to the public of U.S. $16.00 per ADS in the United States and the other countries outside of Mexico, pursuant to our shelf registration statement on Form F-3 filed with the SEC. In connection with that offering, the underwriters also exercised their option in full to purchase 9,900,000 additional CPOs in the form of ADSs to cover over-allotments, for a total offering of 108,900,000 CPOs in the form of ADSs.

Overview

We are an ultra-low-cost carrier, or ULCC, incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 148 and grown our cost-efficient Airbus A320 family aircraft from four to 56 as of December 31, 2015. We currently operate up to 272 daily flight segments on routes that connect 40 cities in Mexico as well as 22 cities in the United States and Central America. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines. In 2015, our CASM was Ps.111.5 cents (U.S. $6.5 cents), compared to an average CASM of U.S. $11.3 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.6 cents in 2015. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico. During 2015, our average base fare was Ps.1,181 (U.S. $69) and we regularly offer promotional base fares of down to Ps.599 (U.S. $35). Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2015, our average load factor was 82.3%, compared to an average load factor of 80.8% for the other Latin American publicly traded airlines and 83.8% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 81.2% on-time performance rate in 2015. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2013, 2014 and 2015, we incurred capital expenditures of Ps.1.1 billion, Ps.1.6 billion and Ps.1.5 billion, which include acquisitions of rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in the existing routes must be approved by the DGAC. Domestic Routes are subject to our Concession and the Mexican Aviation Law. As we only fly in international routes to the United States, such routes are subject to our Concession, the international routes authorization permits issued by the DGAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated August 16, 1960, as amended on December 12, 2005. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico and vice versa. Under the USA Mexico Bilateral Air Transport Agreement, each of the governments has the right to appoint two (or three) airlines of each city pair, as the airlines authorized to render air transportation services in each route from the United States to Mexico and vice versa. On December 18, 2015 the United States government and the Mexican government executed a new Bilateral Air Transport Agreement that, once effective, will replace the current agreement which has been in effect since 1960, pursuant to which the restrictions of the number of air carriers that may operate for any given pair of cities will be eliminated. The effectiveness of such agreement is subject to final approval by the corresponding governmental authorities of each country. In the case of Mexico, it has been ratified by the national senate.

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

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $2.50 per passenger flight segment, subject to a U.S. $5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee, or ASIF, on each airline.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 2.45% in 2016 and 2.98% in 2017 according to the Mexican Central Bank. These estimates are lower than the estimates for the United States by 15 basis points in 2016 and higher by 38 basis points in 2017 according to the International Monetary Fund. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the National Statistics and Geography Institute (Instituto Nacional de Estadística y Geografía). As of 2010, approximately 39% of the Mexican population was under 20 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 27% of the population is currently under 20 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that there are, on average 0.38 annual trips per capita, whereas in Mexico the number is roughly one-third of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2015,1 bus companies transported over 2.9 billion passengers in Mexico, of which approximately 79 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

In recent years the Mexican government has made a substantial investment in developing Mexico’s airport infrastructure. In 1998, the Mexican government created a program to open Mexico’s airports to private investments. Three private airport operators (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos del Sureste de Mexico, S.A.B. de C.V.) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings. The Mexican government still manages and operates the Mexico City International Airport (AICM), which it considers strategic, as well as other minor airports in the country. The National Development Plan, published in the Official Gazette of the Federation on May 20, 2013, describes the plans for the airline sector for the years 2013 to 2018. The plan provides for (i) investments in air transportation and airports; (ii) supervision of airlines to ensure safety, efficiency, and quality standards; (iii) the execution of new bilateral air transportation agreements in order to increase the penetration of the Mexican domestic airline industry in international markets; and (iv) the development of airport services for the metropolitan area of Mexico City, as well as regional airports. In addition, on July 15, 2013 the 2013-2018 Investment in Transportation and Communications Infrastructure Program was announced, which is a program with a multi-modal focus, that is intended to improve highways, railroads, ports, airports, and telecommunications through an investment of Ps.4.0 billion. We believe this strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In September 2014, the Mexican government announced the construction of a new international airport for Mexico City to replace the current international airport, which is now operating at full capacity at most times of the day. This new international airport is expected to start operations in 2020.

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 20 years, with an average passenger to economic growth ratio (RPK/GDP) of 1.8 times. As a result, a GDP growth of 3.4% in the next 20 years could imply an industry growth rate of around 34% by 2020 and over 80% by 2025.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 82.3% in 2015.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 5.9% and international volumes have grown by a CAGR of 3.6% from 2006 to 2015 according to the DGAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2015:

Passenger Volumes (millions of segment passengers)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5
% growth (decreased)	6.1%	(0.5%)	2.5%	(13.2%)	6.3%	4.1%	6.5%	8.1%	9.2%	11.7%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5	32.9	37.1
% growth (decreased)	11.8%	23.6%	0.9%	(11.6%)	0.3%	3.9%	10.3%	8.6%	8.0%	12.9%
Total	49.5	54.6	55.6	48.7	50.3	52.3	56.6	61.4	66.5	74.6
% growth (decreased)	8.6%	10.3%	1.7%	(12.4%)	3.3%	4.0%	8.4%	8.5%	8.3%	12.3%

Source: DGAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 68% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities include Chicago, Los Angeles, San Antonio and San Francisco-Oakland, with Mexicans and Mexican-Americans in each of them amounting to 1.5 million, 04.6 million, 0.9 million and 0.7 million, respectively, according to PEW Research Hispanic Center based on U.S. Census Bureau data.

In 2015, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 61.1% of the domestic market, based on passenger flight segments, according to the DGAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%	23.31%	24.76%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%	36.08%	33.81%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%	23.75%	24.61%
VivaAerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%	11.85%	11.74%

Source: DGAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operations in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%	21.73%	23.08%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%	65.71%	61.59%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%	11.31%	13.67%
VivaAerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%	0.93%	1.55%

Source: DGAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta. As of December 31, 2015, we were the fifth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 33.4% from 2006 to 2015, with approximately 0.9 million booked passengers in 2006 and 11.9 million booked passengers in 2015. We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

Our Business Model

Our business model is based on that of other ULCCs operating elsewhere in the world, such as Allegiant and Spirit in the United States, Ryanair and Wizz in Europe and AirAsia in Asia. We utilize our ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Our unbundled pricing strategy allows us to provide low base fares and enables our passengers to select and pay for a range of optional products and services for additional fees. We target VFR, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States.

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

Lowest Cost Structure. We believe that in 2015 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.111.5 cents (U.S. $6.5 cents), compared to Avianca at U.S. $15.0 cents, Copa at U.S. $9.2 cents, Gol at U.S. $9.7 cents, Grupo Aeroméxico at U.S. $10.2 cents and LATAM at U.S. $11.5 cents. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $10.8 cents, American at U.S. $12.9 cents, Delta at U.S. $13.3 cents, Jet Blue at U.S. $10.6 cents, Southwest Airlines at U.S. $11.2 cents and United at U.S. $13.1 cents in 2015, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.6 years as of December 31, 2015.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.7 block hours per day in 2015.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 84.8% of our tickets through these channels. We do not use global distribution system, or GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $6.92 in 2009 to U.S. $19.64 in 2015 by, among other things:

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

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets. We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States. We believe these people represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking. We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.599 (U.S. $35). We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2015, we had more than 50% passenger market share in 79 of our 139 routes. As of December 31, 2015 we faced no competition from any other carrier on 21% of our domestic seat capacity. We entered the U.S. market in July 2009 and by 2015 derived 30% of our passenger revenues from our U.S. routes and attributed 29% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2015, we achieved an average passenger load factor of 82.3% and an average aircraft utilization rate of 12.7 block hours per day with a standard turnaround time between flights of approximately 59 minutes. For our fleet type, our average aircraft utilization rate of 10.3 flight hours per day was among the highest worldwide and was 25% higher than the industry average of 8.3 flight hours per day for all Airbus A319 aircraft and 14% higher than the 9.0 flight hours per day for all Airbus A320 aircraft, according to information for the year ended December 31, 2015 available from Airbus.

The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with an 81.2% on-time performance rate, 99.8% flight completion rate and a mishandled baggage rate of only 1.13 bags per 1,000 passengers in 2015.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2015, we had approximately 1.65 million fans on Facebook and 1.32 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion. In 2014, the magazine Merca 2.0® further recognized us as the first Mexican company on Twitter. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2015, we had a balance of Ps.5.2 billion in unrestricted cash and cash equivalents, representing 28.4% of the last twelve month operating revenues. As of December 31, 2015, we had financial debt of approximately Ps.1.6 billion.

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

Remain the Low Cost Carrier of Choice. We believe that by deploying additional cost-efficient Airbus A320 and A321 aircraft with higher seat density, spreading our low fixed cost infrastructure over a larger scale of operations, outsourcing operating functions and keeping sales and marketing overhead low, we can continue to improve operating efficiencies while maintaining low costs. Our ULCC business model enables us to operate profitably, on an annual basis based on the results of our most recently completed fiscal year, at low fare levels, and we intend to continue to maintain low fares to stimulate demand. We also make flying easy and strive to remain the low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable and high quality travel experience to our customers across our expanding operations in Mexico, the United States and Central America.

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post- trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 174,000 members as of December 31, 2015. We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

Gain Additional Market Share by Stimulating Demand in our Existing Markets. We plan to continue to grow our existing markets by adding routes that connect cities in which we currently have operations and by adding capacity on existing routes where we believe we can continue to stimulate demand. We also intend to continue to aggressively target long-distance bus passengers who we believe may shift to air travel. We set certain promotional fares at prices lower than bus fares for similar routes, and we believe this will encourage bus travelers to switch to air travel.

Continue our Disciplined Fleet Growth. As of the date of this report, we have firm commitments for 59 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next five years, including 40 of the next generation Airbus A320 NEO and six of the next generation Airbus A321 NEO, the delivery of which will commence in 2016 and 2017, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2018. During 2016, we will incorporate 18 aircraft into our fleet (eight A320 CEOs and eight A321 CEOs as well as our first two A320 NEOs). Our fleet reached 59 aircraft as of April 27, 2016. Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

Grow Passenger Volume by Profitably Establishing New Routes. We believe our focus on low fares and customer service will stimulate growth in overpriced, underserved and inefficient new markets. We will continue our disciplined approach to domestic and international market entry by using our rigorous selection process where we identify and survey possible target markets that have the potential to be profitable within our business model. For example, in 2015, we added the following 22 new routes: two domestic and three international routes from Cancun, one domestic and five international routes from Guadalajara, two domestic routes from Mexico City, two domestic and one international route from Tijuana and three domestic and three international routes from other cities within Mexico. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 120 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 130 routes internationally that have stage lengths of at least 200 miles.

Our Operations

Passenger Revenue

Passenger revenues accounted for approximately Ps.14.1 billion, or 78% of our total operating revenues in 2015. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

Non-Ticket Revenue

Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services. In 2015, we derived approximately Ps.4 billion, or 22% of our total operating revenues from non-ticket revenue.

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

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The typical fees for advance seat selection, extra legroom, carriage of sports equipment and pets and ticket changes are approximately U.S. $11 to U.S. $17, U.S. $17 to U.S. $23, U.S. $64 to U.S. $100, U.S. $90 to U.S. $100 and U.S. $59 to U.S. $86, respectively and we generate such fees in Mexico, the United States and Central America. We also make available trip insurance commercialized by third parties through our website.

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. $49.99 or a group annual membership of U.S. $149.99. V-Club subscriptions accounted for approximately 2.3% of our non-ticket revenues in 2015. Members of the V-Club have exclusive access to the lowest fares and promotions through our website. We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for approximately 1% of our non-ticket revenues as of December 31, 2015. As of December 31, 2015, we had approximately 174,000 V-Club members and 172,000 affinity credit card holders.

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

Route Network

We currently serve 62 cities throughout Mexico and the United States and operate up to 272 daily segments on routes that connect 40 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 22 cities in the United States, including: Chicago, Denver, Fresno, Fort Lauderdale, Las Vegas, Los Angeles, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Diego and San Jose. Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.

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

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our call center, airports and third parties such as travel agents. We use our website, www.volaris.com (the contents of which are not a part of, and are not incorporated by reference into, this Annual report), as the primary platform for ticket sales. After our website, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2015 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2015	Fee in pesos(1)
Website	67.4%	—
Call center	12.2%	—
Third-party travel agents	15.2%	68
Airport counters	5.2%	—

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses we have made available. Approximately 87% of our sales are paid by credit and debit card and 13% by cash and other forms of payment.

We have entered into agreements with Telecomunicaciones de México, Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 20,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2015, we expensed an aggregate of Ps.498 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link, S.A. de C.V., or One Link, to outsource our call center. Pursuant to this agreement, One Link receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability. One Link also makes calls to our customers at our request and provides us with reports. As with our online bookings, purchases through our call center can be paid for at the time of booking by credit or debit card, or within 24 hours in cash at one of our points of payment. The agreement with One Link expires in March 2018.

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

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instagram and YouTube. As of December 31, 2015, we had approximately 1.65 million fans on Facebook and 1.32 million followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms. We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 2 million e-mail addresses on a weekly basis. We also have special promotions like “your name on a plane,” where we place the first name of the winning customer on the fuselage of an aircraft for a one year period. We strive to have the highest marketing impact at the lowest cost.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 174,000 members as of December 31, 2015. The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. We currently conduct approximately 1,400 monthly interviews and over 15,000 online surveys; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2013, 2014 and 2015:

	2013	2014	2015
On-time performance(1)	88.2%	86.4%	81.2%
Completion factor(2)	99.7%	99.5%	99.8%
Mishandled baggage(3)	1.27	1.26	1.13

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us. and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2015, our CASM was Ps.111.5 cents (U.S. $6.5 cents), compared to an average CASM of U.S. $11.3 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.6 cents in 2015.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus. Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 56 aircraft as of December 31, 2015.

As of December 31, 2015 we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

As of December 31, 2015, our fleet of 56 Airbus narrow-body aircraft consisted of 18 Airbus A319s, 36 A320s and two A321s. We have a young fleet with the average age of our fleet being 4.6 years as of December 31, 2015, as compared to an average of 8.0 years for the other Mexican airlines according to the DGAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 138 or 144 passengers, our Airbus A320s accommodate 174 or 179 or 180 passengers and our Airbus A321s accommodate 220 or 230 passengers. Each of our Airbus A320 family aircraft is equipped with IAE engines. We have taken delivery of seven spare engines for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2015:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Fleet additions (Returns)
A319	6	8	5	—	5	—	—	(4)	(2)	—
A320	—	—	2	—	—	8	7	7	8	4

A321	—	—	—	—	—	—	—	—	—	2

Total fleet	6	14	21	21	26	34	41	44	50	56

The following table shows the development of our fleet from 2016 to 2020 pursuant to our current contracts:

	2016E	2017E	2018E	2019E	2020E
Fleet additions (Returns)
A319	(3)	(3)	(7)	(2)	(1)
A320(1)	9	6	10	8	11
A321(1)	8	2	4	—	—

Total fleet	70	75	82	88	98

(1)	Pursuant to new aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet. These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (two in 2016, four in 2017 and four in 2018) and six A321NEO aircraft (two in 2017 and four in 2018).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Bancomext under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements. We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered in 2016, 2017 and 2018.

As of December 31, 2015, we had 56 aircraft leased pursuant to long-term lease agreements for an average term of nine years each. The operating leases for these aircraft expire between 2016 and 2026. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments except for two, which provide for variable rent payments which fluctuate based on changes in LIBOR. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 35 Airbus A320 family aircraft in the next five years (from April 2016 to December 2020). The agreement provides for the addition of five A320 CEOs and 30 NEOs to our fleet as follows: five in 2016, two in 2017, six in 2018, ten in 2019, and 12 in 2020. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO and six Airbus A321NEO that will be delivered between 2016 and 2018. We have decided to move to a bigger gauge aircraft by leasing A321 and by taking delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy. During 2015, we executed lease agreements with different leasing companies for the lease of eight Airbus A321 CEO aircraft to be delivered during 2016.

We have 16 scheduled A319 aircraft returns in the next five years: three in 2016, three in 2017, seven in 2018, two in 2019 and one in 2020, as well as four A320 aircraft returns in the next six years: one in 2016, two in 2019 and one in 2020. However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 40%, 39% and 30% of our total operating costs in 2013, 2014 and 2015, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as WFS, Air BP and Shell pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Social Responsibility

We are committed to social responsibility and sustainable development through the generation of economic, social and environmental value throughout all our operations. We have initiatives that include fundraising, the transportation of organs and tissues for transplants, volunteering, the donation of airplane tickets and toys to nonprofit organizations, activities to help people affected by natural disasters, buying carbon bonds to neutralize our environmental footprint and launching the Vfundación membership. Additionally, we entered the Sustainable IPC of the Mexican Stock Exchange. We also maintain several certifications that endorse us as a sustainable company: socially responsible company certification, model for gender equity certification and environmental management systems and quality certification (ISO 14001 and ISO 9001), as well as being a top member in the implementation of The Code (ECPAT), to end prostitution, pornography and trafficking of children and teenagers).

C.	Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary. Comercializadora is our operating subsidiary that is primarily engaged in marketing, advertising and other commercial matters. Servicios Corporativos, Servicios Administrativos and Servicios Operativos employ our employees, these subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employs some of our employees in Guatemala. Both Vuela and Servicos Earhart are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there.

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

We do not legally own all the shares of Volaris Opco as they are owned by the trust (Irrevocable Administrative and Safeguarding Trust denominated “DAIIMX/VOLARIS”, identified administratively under number F/1405 hereinafter the “Trust”,) however, beginning April 22, 2013, we became the beneficiary of those shares and, therefore, for accounting purposes we obtained control over the shares of Volaris Opco in accordance with the Trust agreement pursuant to IFRS 10 Consolidated Financial Statements. On December 9, 2013 and on January 19, 2016, the Trust transferred to us 10,182 and 13,097 shares of Volaris Opco, respectively. See Exhibit 8.1 to this annual report for a complete list of our subsidiaries, their country of operation and our percentage and voting ownership in each.

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

Name	Principal Activities	Country	% Equity interest
			2015	2014
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trusts:

Management incentive plan: In December 2012, our shareholders approved a share incentive plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to the Management Trust for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee of the Management Trust. On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

On September 18, 2013, our Initial Public Offering Date, the key employees participating in the management incentive plan exercised 4,891,410 Series A and Series B shares. The key employees paid Ps.25.9 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

On November 16, 2015, as part of our secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps.23.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”

Share purchase plan (equity-settled): On November 6, 2014, we approved an amendment to our long-term retention plan for the benefit of certain key executives, based on the recommendations of our board of directors at its meetings held on July 24 and August 29, 2014. In connection therewith, in November 2014, we established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. An irrevocable administrative trust was created by Servicios Corporativos, as trustee, to administer this plan. During the year ended December 31, 2015, certain of these key employees left the Company. Therefore the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2015, 86,419 shares did not meet the vesting terms. As of December 31, 2015, these shares remain deposited in the Administrative Trust. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Share Purchase Plan.”

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

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México, D.F. 01210, where we lease 6,656 square meters under a lease that expires in May 2022. We also lease a 1,500 square-meter warehouse for storage, located in Toluca within the airport area, under a lease that expires in August 2016. In addition, we lease a hangar facility at the Tijuana airport, such lease expires on July 16, 2017.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Description of Our Principal Line Items

Operating Revenues

Passenger Revenue. We derive our operating revenues primarily from transporting passengers on our aircraft. Approximately 78% of our total operating revenues were derived from passenger fares in 2015. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Non-ticket Revenue. We derived approximately 22% of our total operating revenues in 2015 from non-ticket revenue. The most significant non-ticket revenues include revenues generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services.

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

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2013	2014	2015
Operating revenues:
Passenger	86%	81%	78%
Non-ticket	14%	19%	22%
Total operating revenues	100%	100%	100%
Other operating income	(1%)	0%	(1%)
Fuel	39%	38%	26%
Aircraft and engine rent expense	17%	18%	19%
Landing, take-off and navigation expenses	15%	15%	14%
Salaries and benefits	12%	11%	10%
Sales, marketing and distribution expenses	5%	6%	6%
Maintenance expenses	4%	5%	5%
Other operating expenses	4%	3%	4%
Depreciation and amortization	2%	2%	3%
Total operating expenses, net	98%	99%	86%
Operating income	2%	1%	14%
Finance income	0%	0%	0%
Finance cost	(1%)	0%	0%
Exchange gain, net	1%	3%	5%
Income before income tax	2%	5%	19%
Income tax expense	0%	0%	(6%)
Net income	2%	4%	14%

Revenues from our international operations represented 26.0%, 27.2% and 30.8% of our total revenues in 2013, 2014 and 2015, respectively, and revenues from our domestic operations represented 74.0%, 72.8% and 69.2% of our total revenues in 2013, 2014 and 2015, respectively.

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

Non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the life of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided. Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

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

Aircraft and Engine Rent Expense. Aircraft rent expense consists of monthly lease rents for our 56 aircraft and six spare engines, as of December 31, 2015, under the terms of the related operating leases and is recognized on a straight line basis. Aircraft rent expense also includes gains and losses related to our interest rate swap contracts that qualify for hedge accounting. Additionally, if we determine that we will probably not recover partially or completely the maintenance deposits we pay to the lessor as maintenance deposits, we record these amounts in the results of operations as additional aircraft rent (supplemental and contingent rent) from the time we make the determination over the remaining term of the lease.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2013	2014	2015	2015
	(In Ps.cents)			(In U.S. $ cents)(1)
Other operating income	(1.0)	(0.2)	(1.4)	(0.1)
Fuel	46.7	45.3	33.6	1.9
Aircraft and engine rent expense	20.1	21.4	25.1	1.5
Landing, take-off and navigation expenses	17.6	17.5	18.5	1.1
Salaries and benefits	14.3	13.3	13.5	0.8
Sales, marketing and distribution expenses	6.5	6.9	7.7	0.4
Maintenance expenses	5.2	5.6	6.2	0.4
Other operating expenses	4.2	4.1	5.0	0.3
Depreciation and amortization	2.8	2.9	3.3	0.2

Total operating expenses, net	116.4	116.9	111.5	6.5

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.17.2065 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 3% to 4% per year for the next ten years according to the Mexican Central Bank, which is 1 basis point to 2 basis points above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. Mexico’s projected GDP growth is expected to result in the number of middle-income homes continuing their growth trend, having already grown from 5.1 million in 1992 to 15.8 million in 2008. Regarding population dynamics as of 2010, around 39% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2015 was 2.13% according to the INEGI. As of December 31, 2015, international reserves were at U.S. $1.77 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps.111.5 cents (U.S. $6.5 cents) we believe was the lowest CASM in Latin America in 2015, compared to Avianca at U.S. $15.0 cents, Copa at U.S. $9.2 cents, Gol at U.S. $9.7 cents, Grupo Aeroméxico at U.S. $10.2 cents and LATAM at U.S. $11.5 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $10.8 cents, American at U.S. $12.9 cents, Delta at U.S. $13.3 cents, JetBlue at U.S. $10.6 cents, Southwest Airlines at U.S. $11.2 cents and United at U.S. $13.1 cents.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico. In 2015, the Mexican low-cost carriers (including us) combined had 61.1% of the domestic market based on passenger flight segments. We had 24.76% of the domestic market which placed us second, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 2.9 billion in 2015, of which approximately 79 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United. We have grown rapidly in the international market since we started international operations in 2009, reaching 34.3% market share on the routes that we operate and 6.3% market share considering all routes between Mexico and the United States in 2015, according to the DGAC.

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

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 40%, 39% and 30% of our total operating expenses for 2013, 2014 and 2015. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico.

During the years ended December 31, 2013, 2014 and 2015 we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 11%, 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2015, we also entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge approximately 55% and 23% of our 2016 and 2017 projected fuel consumption, respectively.

As of December 31, 2015, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS, Air BP and Shell fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. We receive all of our revenue in pesos and U.S. dollars. U.S. dollar-denominated collections accounted for 31% and 36% of our total collections for each year of 2014 and 2015, which provides a natural partial hedge against a portion of our U.S. dollar costs. However, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 68% and 67% of our total operating costs in 2014 and 2015. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals, maintenance, and material and repair costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar. As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, we recorded a foreign exchange gain, net of Ps.66.4 million in 2013, Ps.448.7 million in 2014 and Ps.966.6 million in 2015.

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

Due to the young age of our fleet (approximately 4.6 years on average as of December 31, 2015), maintenance expense in 2014 and 2015 remained relatively low. For the years ended December 31, 2013, 2014 and 2015 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.309.4 million, Ps.585.7 million and Ps.415.0 million, respectively. For the years ended December 2013, 2014 and 2015 the amortization of these deferred major maintenance expenses was Ps.210.5 million, Ps.253.4 million and Ps.352.9 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2014 and 2015, total maintenance costs amounted to Ps.664.6 million and Ps.874.6 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps. 2.2 billion (U.S. $131.0 million) in 2016.

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

During 2013 we opened 27 new routes, added 38 more in 2014 and 22 more in 2015. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential.

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

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps.544.3 million, Ps.834.9 million and Ps.1.4 billion in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps.38.4 million in 2013, Ps.43.0 million in 2014 and Ps.73.3 million in 2015 of maintenance deposits as supplemental rent.

As of December 31, 2013, 2014 and 2015 we had prepaid maintenance deposits of Ps.2.6 billion, Ps.3.4 billion and Ps.4.9 billion, respectively, recorded in our consolidated statement of financial position. We have concluded that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

Our lease agreements also provide that all maintenance deposits held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance deposit payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent in our consolidated statement of operations. We accrue contingent rent beginning when it becomes probable and reasonably estimable we will incur such nonrefundable maintenance deposit payments. Maintenance deposits held by lessors that are refundable to us at the expiration of the lease are accounted for as prepaid maintenance deposits on the consolidated statement of financial position when they are paid to the lessors. For the years ended December 31, 2013, 2014 and 2015, we expensed as contingent rent Ps.102.7 million, Ps.110.7 million and Ps.290.9 million respectively.

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

During the years ended December 31, 2013, 2014 and 2015 we extended the lease term of two spare engine agreements, one aircraft agreement and three aircraft agreements, respectively. These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.22.9 million, Ps.47.4 million and Ps.92.6 million during 2013, 2014 and 2015, respectively.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2013, 2014 and 2015, we amortized Ps.25.6 million, Ps.26.9 million and Ps.45.3 million respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

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

In 2013, 2014 and 2015, we capitalized costs of major maintenance events of Ps.309.4 million, Ps.585.7 million, and Ps.415.0 million, respectively and we recognized amortization expenses of Ps.210.5 million, Ps.253.4 million Ps.352.9 million, respectively.

The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statement of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.782.6 million, Ps.918.0 million and Ps.1,227.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

During the year ended December 31, 2013, 2014 and 2015 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.106.6 million, Ps.14.2 million and Ps.181.7 million respectively, that was recorded as other operating income in the consolidated statement of operations.

Additionally, during the year ended December 31, 2011, we entered into sale and leaseback transactions, which resulted in a loss of Ps.30.7 million. This loss was deferred in the consolidated statements of financial position and is being amortized over the contractual lease term. At December 31, 2014 and 2015, the current portion of Ps.3.0 million and Ps.3.0 million was recorded as prepaid expenses and other current assets, and the non-current portion amounts of Ps.20.6 million and Ps.17.5 million was recorded as other assets, respectively.

For the years ended December 31, 2013, 2014 and 2015, we amortized a loss of Ps.3.0 million, Ps.3.0 million and Ps.3.0 million, respectively, as additional aircraft rental expense.

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

During 2013, 2014 and 2015, we amortized a corresponding benefit from these credit notes of, Ps.9.3 million, Ps.9.3 million and Ps.9.3 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

During 2013 and 2014, we applied Ps.11.2 million and Ps.21.1 million, respectively, to outstanding LHT invoices. Additionally, as of December 31, 2013, we also recorded an account receivable of Ps.10 million for the unused portion of the credit notes. The credit notes were used during the year ended December 31, 2014.

Equity-settled Transactions. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The Equity-settled Transactions include a share purchase plan and a management incentive plan.

Long-term Incentive Plans

Share Purchase Plan

In November 2014, we established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. On April 21, 2016, an amendment to this plan was approved at our annual ordinary shareholders’ meeting. The key components of the plan are as follows:

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

The total cost of this share purchase plan approved in November 2014 is Ps.10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount is being expensed over the vesting period, which commenced on November 11, 2014 and will end in November 2018. During 2014 and 2015, we recognized Ps.1.1 million and Ps.6.0 million, respectively, as compensation expense associated with this share purchase plan in our consolidated statement of operations.

Movements during the year

The following table illustrates the number of shares associated with our share purchase plan during the year:

	Number of Series A shares
Outstanding as of November 11, 2014	594,081
Purchased during the period	—
Granted during the period	—
Exercised during the period	—
Forfeited during the period	—

Outstanding as of December 31, 2014	594,081	*
Purchased during the year	22,920
Granted during the year	—
Exercised during the year	—
Forfeited during the year	—

Outstanding as of December 31, 2015	617,001	*

*	These shares were presented as treasury shares in the consolidated statement of financial position as of December 31, 2015 and 2014.

At December 31, 2015, the shares held in trust to satisfy this share purchase plan were recorded as treasury shares and all are considered outstanding for basic and diluted earnings per share purposes.

Vesting Period

The vesting period of the shares granted under the Company’s share purchase plan is as follows:

Number of Series A shares	Vesting period
205,667*	November 2014 - 2015
205,667*	November 2015 - 2016
205,667*	November 2016 - 2017
617,001

*	Includes the shares acquired during November 2015.

During the year ended December 31, 2015, certain of these key employees left the Company. Therefore the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2015, 86,419 shares did not meet the vesting terms. As of December 31, 2015, these shares remain deposited in the Administrative Trust.

Management Incentive Plan

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps.2.7 million. This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and will end on December 31, 2015. During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statement of operations. During 2013, 2014 and 2015, we recorded Ps.2.1 million Ps.0.3 million and Ps.0.3 million, respectively, as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statement of operations.

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

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25.9 million to the Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

On November 16, 2015, as part of the secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps.23.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,891,410)		5.31		(25,993)

Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—

Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,414,860)		5.31		(23,461)

Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269

At December 31, 2012, 2013, 2014 and 2015, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2015, 15,857,856 share options were vested. As of December 31, 2014, the total number of vested and unvested shares amounted to 17,246,405 and 3,026,311, respectively. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

Cash-settled Transactions. Cash-settled transactions include a share-appreciation rights (“SARs”) plan.

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

Long-term incentive plan

Share Appreciation Rights

On November 6, 2014 we granted 4,315,264 Series A SARs to key executives. The SARs vest during a three-year period as long as the employee continues to be employed with us at the end of each anniversary date, and entitle them to a cash payment. As of the grant date the amount of SARs granted under this plan totaled Ps.10.8 million.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Sholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below). The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2014 and 2015 was Ps.1.7 million and Ps.14.5 million, respectively. The compensation cost is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2014 and 2015, we recorded Ps.1.7 million and Ps.44.7 million associated to these SARs in our consolidated statement of operations.

Number of SARs (Grant date: November 6, 2014)	Exercisable date
1,959,065	November 2015
1,312,953	November 2016
1,043,246	November 2017
4,315,264

During the year ended December 31, 2015, we made a cash payment to key employees related to the SARs plan of Ps.31.1 million. This amount was determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2015.

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. During 2015, all derivative financial instruments held qualified for hedge accounting. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2015 we did not have any collateral recorded as a guarantee deposits.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statement of financial position as an asset or liability. The cost of aircraft fuel consumed in 2013, 2014 and 2015 represented 40%, 39% and 30% of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments. During 2013, 2014 and 2015, we entered into aircraft fuel swap hedges (further described in the paragraph immediately below) that gave rise to a gain of Ps.6.7 million, a loss of Ps.85.7 million and Ps.128.3 million, respectively. Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statement of operations. As of December 31, 2013 and 2014, the fair value of these fuel swap instruments was a net asset position of Ps.11.1 million, and a net liability position of Ps. 169.6 million, respectively. All of the Company’s US Gulf Coast Jet fuel 54 swaps positions matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During the years ended December 31, 2013, 2014 and 2015 we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 11%, 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2015, we entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge approximately 55% and 23% of our 2016 and 2017 fuel consumption.

We have elected to adopt IFRS 9 (2013), which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 (2013) allows us to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel 54 Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss. Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9 (2013). The hedged item (jet fuel consumption) of the Jet fuel 54 Asian call options contracted by us represent a non-financial asset (energy commodity), which is not in our inventory. Instead, it is directly consumed by our aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories. Rather, it is initially accounted for in our other comprehensive income (OCI) and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). As of January 2015 we began to reclassify these amounts (previously recognized as a component of equity) to our statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein. As of December 31, 2015, the fair value of our outstanding U.S. Gulf Coast Jet fuel 54 Asian call options was Ps.78.7 million, which was presented as part of the financial assets line item of our consolidated statement of financial position. As of December 31, 2015, the hedging costs attributable to extrinsic value changes in these options as recognized in other comprehensive income totaled Ps.365.0 million. They were, and will be, recycled to our fuel cost throughout 2016 and until 2017, as these options expire on a monthly basis.

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

During the years ended on December 31, 2013, 2014 and 2015 the Company did not enter into exchange rate derivatives financial instruments.

Our foreign exchange exposure as of December 31, 2013, 2014 and 2015 was a net asset position of U.S. $376.5 million, U.S. $339.0 million and U.S. $498.9 million, respectively.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates. As of December 31, 2013, 2014 and 2015, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.106.2 million, Ps.83.5 million and Ps.55.8 million, respectively. These instruments are included as liabilities in our consolidated statement of financial position. In 2013, 2014 and 2015, the reported loss on the instruments wasPs.36.8 million, Ps.39.6 million and Ps.46.5 million, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2015
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	1,363,861	219,817	—	1,583,678
Derivative financial instruments
Interest rate swaps	44,301	11,473	—	55,774

Total	1,408,162	231,290	—	1,639,452

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2013, 2014 and 2015 we had tax loss carry-forwards amounting to Ps.2.1 billion, Ps.1.7 billion, and Ps.194.5 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2013, 2014 and 2015 we used tax-loss carry-forwards of Ps.204.4 million, Ps.424.5 million and Ps.1.6 billion respectively. During 2015, the Company recognized a deferred tax asset for an amount of Ps.194,512 (Ps.58,354 tax effect), based on the positive evidence of utilization of available tax losses of Controladora to generate taxable temporary differences which will result in taxable amounts against which the available tax losses can be utilized before they expire. This evidence was based on the corporate structure that the Company requires for its expansion into Central America.

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

For the years ended December 31, 2013, 2014 and 2015, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2013, 2014 and 2015, the allowance for doubtful accounts was, Ps.29.8 million, Ps.27.8 million and Ps.24.6 million respectively.

Operating Revenues

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	11,303,327	14,130,365	2,827,038	25.0%
Non-ticket	2,733,415	4,049,339	1,315,924	48.1%

Total operating revenues	14,036,742	18,179,704	4,142,962	29.5%

Operating Data
Capacity (in ASMs in thousands)	11,829,865	14,052,298	2,222,433	18.8%
%Load factor booked	82%	82%	—	0.1	pp
Booked passengers (in thousands)	9,809	11,983	2,174	22.2%
Average ticket revenue per booked passenger	1,152	1,181	29	2.5%
Average non-ticket revenue per booked passenger	279	338	59	21.3%
Revenue passenger miles (RPMs in thousands)	9,722,538	11,561,859	1,839,321	18.9%

Passenger Revenue. The 25.0% increase in passenger revenue in 2015 was primarily due to growth in ASM capacity resulting from the incorporation of six new net aircraft. Our traffic as measured in terms of RPMs increased by 18.9% in 2015, also resulted from the increase in our fleet size. Additionally, our average ticket revenue per booked passenger increased 2.5%.

Non-ticket Revenue. The 48.1% increase in non-ticket revenue in 2015 was primarily due to the higher volume of passengers electing to purchase non ticket items. Additionally, we continue implementing with dynamic pricing strategies and launch of new products, such as a fast pass and rental car on board.

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	11,117,327	11,303,327	186,000	1.7%
Non-ticket	1,885,144	2,733,415	848,271	45.0%

Total operating revenues	13,002,471	14,036,742	1,034,271	8.0%

Operating Data
Capacity (in ASMs in thousands)	10,899,486	11,829,865	930,379	8.5%
Load factor booked	83%	82%	(1%)	(1.0%)
Booked passengers (in thousands)	8,942	9,809	867	9.7%
Average ticket revenue per booked passenger	1,243	1,152	(91)	(7.3%)
Average non-ticket revenue per booked passenger	211	279	68	32.1%
Revenue passenger miles (RPMs in thousands)	9,002,831	9,722,538	719,707	8.0%

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

Operating Expenses, net

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Other operating income	(22,107)	(193,155)	(171,048)	>100%
Fuel	5,363,864	4,721,108	(642,756)	(12.0%)
Aircraft and engine rent expense	2,534,522	3,525,336	990,814	39.1%
Landing, take-off and navigation expenses	2,065,501	2,595,413	529,912	25.7%
Salaries and benefits	1,576,517	1,902,748	326,231	20.7%
Sales, marketing and distribution expenses	817,281	1,088,805	271,524	33.2%
Maintenance expenses	664,608	874,613	210,005	31.6%
Other operating expenses	489,938	697,786	207,848	42.4%
Depreciation and amortization	342,515	456,717	114,202	33.3%

Total operating expenses, net	13,832,639	15,669,371	1,836,732	13.3%

Total operating expenses, net increased 13.3% in 2015 primarily as a result of the growth of our operations and other factors described below.

Other Operating Income. Other operating income increased Ps.171.0 million or >100% in 2015, primarily because of higher profit margins from sale and lease back transactions compared to 2014.

Fuel. Fuel expense decreased 12.0% in 2015 as a result of a decrease in the average fuel cost per gallon of 25.7%. This decrease was partially offset by an increase 18.4% in the fuel gallons consumed due to the increase in our fleet.

During the years ended December 31, 2015 and 2014, we entered into fuel swap contracts that gave rise to a loss of Ps.128.3 million and Ps.85.7 million, respectively. These instruments qualify for hedge accounting. Accordingly, the effects of the hedges were presented as part of the cost of the fuel.

Additionally, during the years ended December 31, 2015 and 2014, we entered into Asian Call options contracts. These instruments also qualify for hedge accounting. As a result, during 2015, their extrinsic value of Ps.112.7 million was recycled to the cost of fuel.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 39.1%. This increase was primarily driven by: (i) an increase of Ps.246.9 million in rent expense relating to seven new A320 aircraft, (ii) an increase of Ps.279.4 relating to the full year operation of the new A320 aircraft received during the year ended December 31, 2015, (iii) the depreciation of approximately 19.22% of the average exchange rate of the peso against the U.S. dollar, negatively affecting our aircraft rent in peso terms in an amount of Ps.353.6 million, and (iv) an increase in our supplemental and contingent rent of Ps.192.1 million. These increases were partially offset by: (i) a Ps.74.0 million decrease related to the redelivery of one aircraft to the lessors, and (ii) other rent expenses of Ps.7.2 million.

Landing, Take-off and Navigation Expenses. The 25.7% increase in landing, take-off and navigation expenses in 2015 was primarily due to a 15.1% increase in the number of airports served. In addition, our operations as measured by number of departures increased by 17.8%. These increases were partially offset by incentives received from certain airport groups as a result of our increased operations.

Salaries and Benefits. The 20.7% increase in salaries and benefits in 2015 was primarily the result of 17.8% increase in our total employees, which were required for our increased operations and fleet size. Additionally, the variable compensation of our workforce increased also due to the increased operations recorded during 2015. See Item 6: “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses. The 33.2% increase in sales, marketing and distribution expenses was primarily due to the increase of 29.5% in operating revenues and additional marketing expenses related to our efforts to promote the new routes.

Maintenance Expenses. The 31.6% increase in maintenance expenses in 2015 was the result of a 12% increase in the size of our fleet due to the addition of six net aircraft in 2015. Additionally, maintenance expenses also increased as a result of the aging of our fleet (4.6 years as of December 31, 2015), which requires more comprehensive work during routine scheduled maintenance, as well as the timing of the maintenance checks performed during 2015 as compared to 2014. During 2015, our maintenance expenses on a peso basis increased due to the depreciation of approximately 19.2% in the average exchange rate of the peso against the U.S. dollar during 2015.

Other Operating Expenses. Other operating expenses increased 42.4%. This increase was primarily the result of (i) additional administrative support expenses related to the expansion of our flight operations and (ii) additional technical and communication support required to the growth of our operations.

Depreciation and Amortization. Depreciation and amortization increased 33.3% in 2015 primarily due to the amortization of major maintenance events associated with the aging of our fleet, the cost of which is accounted for under the deferral method. During 2015 and 2014, we recorded as amortization of major maintenance leasehold improvement costs Ps.352.9 million and Ps.253.4 million, respectively.

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

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 15.9%. This increase was primarily driven by: (i) an increase of Ps.229.2 million in rent expenses relating to eight new A320 aircraft received in 2014, (ii) an increase of Ps.209.8 relating to the full year operation of the new A320 aircraft received during the year ended December 31, 2013, and (iii) an increase in peso terms in the aircraft and engine rent expenses of Ps.53.8 million, resulting from the depreciation of approximately 4.2% in the average exchange rate of the peso against the U.S. dollar during 2014. These increases were partially offset by a decrease of Ps.115.4 million related to the redelivery of two aircraft to our lessors.

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

Operating Results

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	14,036,742	18,179,704	4,142,962	29.5%
Total operating expenses, net	13,832,639	15,669,371	1,836,732	13.3%

Operating income	204,103	2,510,333	2,306,230	>100%

Operating Income. As a result of the factors outlined above, our operating income was Ps.2.5 billion in 2015, a 100% increase compared to our operating income of Ps.204.1 million in 2014.

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

Financial Results

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	23,464	47,034	23,570	>100%
Finance cost	(32,335)	(21,703)	10,632	(32.9%)
Exchange gain, net	448,672	966,554	517,882	>100%

Total financing results	439,801	991,885	552,084	>100%

Total Financing Results. The variation in financing results was primarily due to our exchange gain. This exchange gain resulted from the significant 16.91% depreciation of the peso against the U.S. dollar since we maintained a net asset position of U.S. 498.9 million in 2015. Our U.S. dollar net asset position mainly resulted from our aircraft maintenance deposits paid to the lessors. Additionally, our finance income increased Ps.23.6 million, due to an increase short-term investments.

2013 compared to 2014

	For the years ended December 31,
	2013	2014	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	24,774	23,464	(1,310)	(5.3%)
Finance cost	(125,737)	(32,335)	93,402	(74.3%)
Exchange gain, net	66,428	448,672	382,244	n.a.

Total financing results	(34,535)	439,801	474,336	>100%

Total Financing Results. The variation in financing results was primarily due to our net exchange gain of Ps.448.7 million. This exchange gain resulted from the significant 12.6% depreciation of the peso against the U.S. dollar since we maintained a net asset position of U.S. $339.0 million in 2014. Our U.S. dollar net asset position mainly resulted from our aircraft maintenance deposits paid to the lessors. Additionally, our finance cost decreased 74.3% during 2014, primarily due to the fact that we recorded a debt prepayment premium of Ps.65.2 million during 2013.

Income Tax Expense and Net Income

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Net income
Income before income tax	643,904	3,502,218	2,858,314	>100%
Income tax expense	(38,720)	(1,038,348)	(999,628)	>100%
Attribution of net income
Equity holders of the parent	605,184	2,463,870	1,858,686	>100%
Non-controlling interest	—	—	—	n.a.

Net income	605,184	2,463,870	1,858,686	>100%

We recorded net income of Ps.2.4 billion in 2015 compared to a net income of Ps.605.2 million in 2014. At December 31, 2015 and 2014, we had tax loss carry-forwards amounting to Ps.194.5 million and Ps.1.7 billion, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years. The effective tax rate during 2014 and 2015 was of 6.0% and 29.7%, respectively.

The increase in the effective tax rate was due to a higher tax profit recorded during the year, which was partially offset by the amortization of tax losses by an amount of Ps. 2,500 million. Up to December 2014, tax losses had been considered as a deferred tax asset.

During the years ended December 31, 2015 and 2014 we used Ps.1.6 billion and Ps.424.5 million, respectively, in available tax loss carry-forwards.

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

We recorded net income of Ps.605.2 million in 2014 compared to a net income of Ps.265.3 million in 2013. At December 31, 2014 and 2013, we had tax loss carry-forwards amounting to Ps.1.7 billion and Ps.2.1 billion, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years by the entity. The effective tax rate during 2013 and 2014 was of 6.2% and 6.0%, respectively.

During the years ended December 31, 2014 and 2013 we used Ps.424.5 million and Ps.204.4 million, respectively, in available tax loss carry-forwards.

B.	Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2013	2014	2015
	(In thousands of pesos)
Net cash flows provided by operating activities	38,757	333,783	3,069,613
Net cash flows used in investing activities	(311,926)	(1,184,968)	(601,277)
Net cash flows provided by financing activities	1,860,504	524,704	65,086

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks and/or aircraft leasing companies. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered in 2016, 2017 and 2018.

Our cash and cash equivalents increased by Ps.2.9 billion, from Ps.2.3 billion at December 31, 2014 to Ps.5.2 billion at December 31, 2015. At December 31, 2015, we had available credit lines totaling Ps.3.0 billion, of which Ps.1.8 billion were related to financial debt and Ps.1.2 billion were related to letters of credit (Ps.680.4 million were undisbursed). At December 31, 2014, we had available credit lines totaling Ps.2.0 billion, of which Ps.1.4 billion were related to financial debt and Ps.587.3 million were related to letters of credit (Ps.365.7 million were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2015, 33% of our cash, cash equivalents and short-term investments were denominated in pesos and 67% were denominated in U.S. dollars. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps.333.8 million and Ps.3.1 billion in 2014 and 2015, respectively. The increase was primarily due to an increase in our operating profits in 2015 as compared to 2014.

Net cash flows provided by operating activities totaled Ps.333.8 million and Ps.38.8 million in 2014 and 2013, respectively. The increase was primarily due to an increase in our operating profits in 2014 as compared to 2013. In addition, a higher account receivable collection during 2014 led to higher cash inflows at the end of 2014.

Net cash flows used in investing activities. During 2015, net cash flow used in investing activities totaled Ps.601.3 million, which consisted primarily of pre-delivery payments for aircraft acquisitions totaling Ps.835.5 million, partially offset by pre-delivery payments reimbursements totaling Ps.669.7 million. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps.435.5 million.

During 2014, net cash flow used in investing activities totaled Ps.1.2 billion, which consisted primarily of pre-delivery payments for aircraft acquisitions totaling Ps.906.1 million, partially offset by pre-delivery payments reimbursements totaling Ps.395.6 million. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions and major maintenance costs, net of disposals of Ps.674.5 million.

During 2013, the cash flow used in investing activities totaled Ps.311.9 million, which consisted in pre-delivery payments for aircraft acquisitions of Ps.719.2 million, partially offset by pre-delivery payments reimbursements of Ps.698.2 million. Additionally, we recorded additional capital expenditures of Ps.290.9 million.

Net cash flows provided by financing activities. During 2015, net cash flows provided by financing activities totaled Ps.65.1 million, which consisted primarily of proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext totaling Ps.924.6 million and proceeds from exercised treasury shares of Ps.23.5 million, partially offset by payments of aircraft financing pre-delivery payments for an aggregate net amount of Ps.801.3 million, interest paid of Ps.41.5 million and other minor financing payments totaling Ps.40.1 million.

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

Financing activities during 2013 consisted primarily of the initial public offering net proceeds of Ps.2.5 billion, proceeds from exercised treasury shares of Ps.26.0 million, and additional finance of pre-delivery payments of Ps.444.1 million. These inflows were partially offset by the debt prepayments and payments of aircraft financing pre-delivery payments. In September 2013, we made prepayments on the loan agreements with Banco Inbursa (the Inbursa loan) and with Pasprot, S.A. de C.V. (the Pasprot loan), each dated May 12, 2009, in a total amount of Ps.260.4 million and 25% debt prepayment premium of Ps.65.2 million, according to the prepayment conditions established in the respective loan agreements. Additionally, in September 2013, we made prepayments on tranche C of the loan agreement with the IFC, dated June 23, 2006 (the IFC loan agreement) in a total amount of U.S.$10 million (Ps.130.1 million) with an unwinding cost premium of Ps.50 thousand due to the fact that the payment was not made on an interest payment date.

Loan Agreements

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014 and November 27, 2014 , under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of nineteen Airbus A320 aircraft. On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of eight additional A320 aircraft.

The aggregate principal amount of this revolving line is for up to U.S. $105.2 million, of which U.S. $59.6 million is provided by Banco Santander México and U.S. $45.6 million by Bancomext. Since February 28, 2014, interest has been payable at an annual rate of three-month LIBOR plus 2.50% (2.65% before February 28, 2014).

The final maturity is on December 1, 2016. Any principal repaid may be re-borrowed until September 30, 2016. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens. As of December 31, 2015, we were current with principal and interest payments as well as in compliance with the covenants under our loan agreements and revolving line of credit.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2015:

	Contractual Obligations Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	1,591,019	1,371,202	219,817	—	—
Operating lease obligations(2)	20,936,852	3,348,639	5,587,645	4,824,036	7,176,532
Flight equipment, spare engines and spare parts purchase obligations(3)	6,082,978	587,128	3,478,436	2,017,414	—

Total future payments on contractual obligations	28,610,849	5,306,969	9,285,898	6,841,450	7,176,532

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2011, we signed an amendment to our purchase agreement with Airbus for an additional order of 44 A320 family aircraft for delivery between 2014 and 2020.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps. 6,083 million from 2016 to 2020.

In 2016, we expect our capital expenditures, excluding pre-delivery payments, to be Ps. 960 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.	Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Title	Alternate*
Alfonso González Migoya	71	Independent Director and Chairman of the Board
Brian H. Franke	52	Director	Andrew Broderick
William A. Franke	79	Director	John R. Wilson
Harry F. Krensky	53	Director	Alberto Moreno Ruiz Esparza
Roberto José Kriete Ávila	63	Director	Rodrigo Salcedo Moore
Carlos Mendoza Valencia	55	Director
Rodolfo Montemayor Garza	63	Director	William Dean Donovan
Jorge Antonio Vargas Diez Barroso	67	Director	Marco Baldocchi Kriete
José Luis Fernández Fernández	56	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	65	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	65	Independent Director	José Carlos Silva Sánchez-Gavito

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

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

Jorge Antonio Vargas Diez Barroso has been one of our directors since 2012. He is also a member of the boards of Grupo Lipu, S.A. de C.V., Inmuebles Metro Park, S.A. de C.V., and Dilomak S.A. de C.V Mr. Vargas has been the director of Corporación Triangulo, S.A. de C.V. since 1996. He worked at Grupo Televisa as vice president of news and sports from 1982 until 1996. Mr. Vargas has a college degree in public accounting from Universidad Nacional Autónoma de México.

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

Name	Age	Title
Enrique Beltranena	54	Chief Executive Officer
Fernando Suárez	42	Chief Financial Officer
Jaime Pous	46	General Counsel
José Luis Suárez	48	Chief Operating Officer
Holger Blankenstein	41	Chief Commercial Officer
Carlos Alberto González	42	Corporate Controller Director
Jimmy Zadigue	44	Internal Audit Director

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

Fernando Suárez has been our chief financial officer since January 2006. Mr. Suárez worked as an investment banker for Salomon Brothers in New York. Mr. Suárez has been responsible for negotiating pre-delivery payment financing, purchase and leaseback transactions and direct leases for all of our aircraft. Prior to joining us, he worked at Grupo Televisa where he had been director of corporate finance. Mr. Suárez received his Master of Business Administration from University of California, Los Angeles and holds a Bachelor of Arts in Economics from the Instituto Tecnológico Autónomo de México (ITAM).

Jaime Pous has been our general counsel since January 2013. Prior to joining us, Mr. Pous worked at Grupo Televisa, where he had been legal director from 1999 to 2012. Mr. Pous received his LLM from The University of Texas at Austin, School of Law and holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM).

José Luis Suárez has been our chief operating officer since October 2015. He joined Volaris in early 2006 as sales director. In 2012, he occupied the position of Retail and Customer Service Director, where he supervised the airport operations, ramp management, flight attendants and customer solutions. Prior to joining us, Mr. Suárez Durán worked for ten years at Sabre Holdings. Mr. Suárez Durán received his Masters in Science in Industrial Engineering and Masters in Business Administration from the University of Missouri, Columbia. He also holds a degree in Executive Management from IPADE and a Bachelor of Science in Industrial Engineering (Cum Laude) from the Universidad Iberoamericana.

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

Director and Executive Compensation

In 2015, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps.120.4 million. The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.5.5 million, and the rest of the directors received a compensation of Ps.4.2 million.

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

Long-term Incentive Plan

Share Purchase Plan

In November 2014, we have established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. In April 2016, an extension to this plan was approved at our annual ordinary shareholders’ meeting, with an effective date in November 2015. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps.7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market based on the instructions of the administration trust’s technical committee. An amount equal to Ps.7.5 million (the fair value of the bonus net of withheld taxes) was approved in April 2016 as an extension of this plan for the acquisition of our Series A shares, following the same mechanism.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’ account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

At December 31, 2015, 617,001 shares were held in trust under this share purchase plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes.

Share Appreciation Rights

On November 6, 2014 and November 6, 2015, we granted 4,315,264 SARs and 1,793,459 SARs, respectively to key executives. The SARs vest during a three-year period as long as the employee continues to be employed with us at the end of each anniversary date, and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps.10.8 million and Ps. 11.6 million respectively.

During the year ended December 31, 2015, we made a cash payment to key employees related to the SARs plan of Ps.31.1 million. This amount was determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2015.

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

On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25.9 million to the trust corresponding to the exercised shares. Thereafter, we received from the trust the payment related to the exercised shares by the key employees as a repayment of the loan between the company and the trust.

On November 16, 2015, as part of our secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps.23.5 million to the management trust corresponding to the exercised shares. Thereafter, we received from the management trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the management trust.

At December 31, 2015, 2014 and 2013, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2015, 15,857,856 share options were vested.

On February 19, 2016, our Board of Directors authorized an extension to the management incentive plan for certain key employees. Such extension granted 21,955,020 SARs on our Series A shares to be settled annually in cash in a period of five years in accordance with the established service condition.

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

As of December 31, 2015, we had 3,304 employees, which consisted of 616 pilots, 1,091 flight attendants, 84 ramp operations personnel, 573 airport and customer service personnel, 250 maintenance personnel and 690 management and administrative personnel. 2,465 of our employees (approximately 75%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 25% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2016 for a term of one year. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2013	2014	2015
Pilots	445	509	616
Flight attendants	833	930	1,091
Ramp operations personnel	115	110	84
Airport and customer service personnel	466	392	573
Maintenance personnel	185	236	250
Management and administrative personnel	648	628	690

Total	2,692	2,805	3,304

Average of employees per aircraft	61	56	59

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

E.	Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	425,110	*
Carlos Mendoza Valencia	Director	59,296
John A. Slowik	Independent director	20,500	*
Rodrigo Salcedo	Alternate director	120,000	*
William Dean Donovan	Alternate director	1,124,920	*
Alberto Moreno Ruiz Esparza	Alternate director	67,352
Enrique Beltranena	Chief Executive Officer	27,840
Fernando Suárez	Chief Financial Officer	17,305
Jaime Pous	General Counsel	9,958
José Luis Suárez	Chief Operating Officer	11,089
Holger Blankenstein	Chief Commercial Officer	47,409	*
Carlos Alberto González	Corporate Controller	8,877
Jimmy Zadigue	Internal Audit Director	8,294	*

*	Shares owned through CPOs or ADSs.

This share ownership represents less than 0.19% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this report with respect to beneficial ownership of our capital stock, after giving effect to the stock split described in note 18 to our audited consolidated financial statements included elsewhere in this annual report:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Number		Percentage
5% Shareholders:	Series A	Series B	Series A	Series B
Blue Sky Investments, S.à. r.l.(1)	70,201,882	44,857,124	8.0	33.5%
Discovery Air and other funds managed by Discovery Americas(2)	87,603,079	45,968,598	10.0	34.3%
Funds managed by Indigo(3)	139,380,926	43,194,749	15.9	32.2%
Named Executive Officers and Directors:
William A. Franke(3)	139,380,926	43,194,749	15.9	32.2%
Harry Krensky(2)	88,028,189	45,968,598	10.0	34.3%
All Executive officers and directors as a group (three persons) HSBC trust F/307750	15,857,856	—	1.8	—

(1)	Consists of 44,857,124 Series B shares and 70,201,882 Series A shares (deposited CPOs) held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17, rue Robert Stümper, L-2557 Luxembourg.
(2)	Consists of 45,958,598 Series B shares and 87,603,079 Series A shares (deposited in the CPO trust) held by Discovery Air Investments, L.P., and 5,103,592 Series A shares held by HSBC México, S.A., as trustee of the trust F/262374 (“Discovery Americas II Mex”). In addition, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee of the trust “DAIIMX/VOLARIS” number F/1405 holds 7,021,611 Series A shares, of which HSBC México, S.A., as trustee of the trust F/262374 (“Discovery Americas II Mex”), is the beneficial owner pursuant to a call option that expires in 2018. If the call option is not exercised by the expiration date, then the shares will be mandatorily exchanged on such date. Harry Krensky has management responsibilities in respect of Discovery Air Investments, L.P. that include voting the Discovery Air Investments, L.P.’s ownership interest in Volaris, but he does not have sole power to dispose of such interest and he disclaims any beneficial ownership nor any voting rights on the shares held by Discovery Americas II Mex. The investment committees of the respective Discovery Americas funds have dispositive power over these shares. Discovery Air has a principal business address at: c/o Discovery Air, 189 Baldwin Road, Mt. Kisco, NY 10549.
(3)	Consists of 42,194,100 Series B shares and 136,152,289 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A., and 1,000,649 Series B shares and 3,228,637 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of a fund that is the manager of Long Bar LatAm, LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at: c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, Arizona 85016.
(4)	Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 15,857,856 Series A shares, representing 1.8% of our outstanding capital stock. Such shares are fully paid and held in trust for the benefit of certain of our executive officers. The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us. Item 6: “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2015, 69,878,657 ADSs (equivalent to 698,786,570 shares, or 69% of the total outstanding shares of our common stock) were outstanding and held of record by 17 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Registration Rights

We have granted the registration rights described below to our principal shareholders, to register shares of capital stock (and/or CPOs having such shares as underlying securities) owned by each of them after our initial public offering with SEC under the Securities Act, pursuant to the terms of a registration rights agreement filed as Exhibit 4.7 to our registration statement on Form F-1 field with the SEC on September 16, 2013, or the Registration Rights Agreement. No registration rights were granted to our principal shareholders in respect of the registration of our shares with the RNV maintained by the CNBV, because all of our Series A shares were registered thereat concurrently with our initial public offering, and such registration will be updated, from time to time, as required under applicable Mexican law.

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

In addition, since our initial public offering, these holders became entitled to certain short-form registration rights. The holders of shares (and/or CPOs having such shares as underlying securities) with a proposed aggregate offering price of at least U.S. $20 million at the time of the request may make a written request that we register their shares (and/or CPOs having such shares as underlying securities) on a short form registration, if we are eligible to file a registration statement on Form F-3. These holders may make an unlimited number of requests for registration on Form F-3. However, we will not be required to effect a demand or short-form registration within 90 days after the effective date of a previous demand or short-form registration.

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

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed. This agreement is for a 10 year term. As of December 31, 2013, 2014 and 2015, the balances due under our agreement with Aeroman were Ps.2.8 million, Ps.0.6 million and Ps.4.5 million, respectively. We also incurred expense under this agreement of Ps.124.3 million, Ps.163.3 million and Ps.114.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Human Capital International

We entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of our board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2015, we accrued an expense under this agreement of Ps.152 thousand for the year ended December 31, 2015.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer, and Rodolfo Montemayor Garza, a member of our board of directors, are shareholders of such company. Servprot provides security services for the Mr. Beltranena and his family, as well as for Mr. Montemayor. At December 31, 2015 we accrued an expense of Ps.0.8 million in connection with these services.

One Link, S.A. de C.V.

One Link, S.A. de C.V. is a related party because Marcho Baldochi, an alternate member of our board is a director of this company. As of December 31, 2015, our balance due under this agreement was Ps.9.9 million and we accrued an expense under this agreement of Ps.56.9 million for the year ended December 31, 2015.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-68 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business, except as noted below:

IPO Securities Litigation

We, as well as our CEO, CFO, three current directors and certain of our directors, are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to our September 2013 initial public offering. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to our recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. Pavers and Road Builders Pension Fund was appointed as lead plaintiff for the action. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2013, 2014 and 2015, we did not allocate any amount to our legal reserve fund. As of December 31, 2013, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock. As of December 31, 2014, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock. As of December 31, 2015, our reserve fund was Ps.38.2 million or 1.3% of our capital stock.

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

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.” The ADSs began trading on the NYSE on September 18, 2013 and were issued initially by the Bank of New York Mellon. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

	High	Low
Year
2013	15.14	12.65
2014	13.97	6.92
2015	18.96	8.61
Quarter
First Quarter 2016	15.79	21.33
Recent Six Months
November 2015	18.96	16.38
December 2015	18.36	16.09
January 2016	17.25	15.79
February 2016	20.12	16.29
March 2016	19.34	21.33
April 2016 (through April 27, 2016)	21.52	20.45

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., or the Mexican Stock Exchange, under the trading symbol “VOLAR.” The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Series A shares on the Mexican Stock Exchange:

	High	Low
Year
2013	19.97	16.48
2014	18.95	9.00
2015	31.33	12.67
Quarter
First Quarter 2015	28.2	37.05
Recent Six Months
November 2015	31.33	27.67
December 2015	31.12	27.85
January 2016	30.91	28.20
February 2016	36.71	29.87
March 2016	34.85	37.05
April 2016 (through April 27, 2016)	37.81	36.28

Source: Bloomberg

On April 27, 2016, the last reported sale price of the Series A shares on the Mexican Stock Exchange was Ps. 36.59 per share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this report our outstanding capital stock consisted of 877,856,206 Series A shares and 134,020.471 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

Upon the consummation of our initial public offering in September 2013, our non-Mexican shareholders at that time became the holders of all the outstanding Series B shares and a certain number of CPOs and our current Mexican shareholders at that time became holders of Series A shares directly.

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

Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold their Series A shares in the form of physical certificates if they are Mexican, or through Series A shares (in the case of Mexican investors) or CPOs (in the case of non-Mexican investors) that are maintained in book-entry form with institutions which have accounts with the Mexican depositary institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval. The CPO trustee is the holder of record of the Series A shares underlying our CPOs. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding Series A shares or CPOs through institutions that maintain accounts with Indeval, will be recognized as our shareholders.

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

Shareholders’ Meetings

Calls. Under Mexican law and our by-laws, shareholders’ meetings may be called by:

•	our board of directors, the chairman of our board of directors or the secretary of the board of directors;

•	shareholders representing at least 10% of our outstanding capital stock who may request that the chairman of any of the board of directors or the audit and corporate governance committee call a shareholders’ meeting;

•	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in the annual shareholders’ meetings;

•	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described in the two bullet points above; and

•	the audit and corporate governance committee.

Calls for shareholders’ meetings will be required to be published in the electronic system implemented by the ministry of economy and in the Official Gazette of the Federation or in a newspaper of general circulation of our corporate domicile, such as El Universal, Reforma or El Financiero at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call. Calls will have to contain the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, all relevant information will be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry, present evidence of the deposit of their certificates with a financial institution or deposit them with our secretary, or present certificates issued by the custodian of the holder of our Series A shares, together with an Indeval certification. Investors holding our CPOs may not vote nor cause the underlying Series A shares to be voted by the CPO trustee.

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

As long as the Series B shares represent at least 12% of our outstanding capital stock, the attendance and affirmative vote of at least 75% of the outstanding Series B shares is required at all times, if the following matters are discussed and resolved:

•	amendment to our by-laws resulting in changes that affect the rights of Series B shareholders;

•	cancellation of the registration of our shares at the Mexican National Securities Registry;

•	mergers or spinoffs of Volaris;

•	incurring indebtedness or granting guarantees if the Lease-Adjusted Net Debt to EBIDTAR ratio exceeds 3.25 times (Lease-Adjusted Net Debt is the sum of short-term and long-term debt, 7.0 times the aircraft rentals for the last four quarters, less cash and cash equivalents at the end of last quarter for which financial statements have been prepared); and

•	change of material accounting policies.

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

We also maintain a compensation and nominations committee, which is comprised of, four non-independent members, as determined by our board of directors from time to time, appointed by our board of directors. We established a compensation and nominations committee pursuant to the unanimous resolutions adopted by our shareholders in June 2013.

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

Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the meeting approving the relevant issuance of additional shares. This period must be equal to at least 15 days following the publication of notice of the issuance in the official newspaper or our corporate domicile and in the electronic system implanted by the ministry of economy. Under Mexican law, shareholders cannot waive their preemptive rights in advance, and preemptive rights may not be represented by an instrument that is negotiable separately from the corresponding share.

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

Dividends

Our board of directors must submit our financial statements for the previous fiscal year, proposed and prepared by our chief executive officer and supplemented by a report of our board of directors, at our annual ordinary general shareholders’ meeting for approval. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our by-laws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated to the reserve fund for the repurchase of shares. The remaining balance, if any, may be distributed as dividends. See also Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican government will not change this policy. See Item 3: “Key Information—Exchange Rates.”

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2015 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

A U.S. Holder who owns ADSs during any taxable year that Volaris is treated as a PFIC would be required to file IRS Form 8621, in order to comply with an annual filing requirement. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should Volaris be considered a PFIC for any taxable year and the application of the information reporting requirements to their particular situation.

Additional Tax on Net Investment Income

If a U.S. holder is not a corporation, a U.S. Holder will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include any dividend income on the ADSs and gain recognized by the U.S. holder with respect to the sale or other taxable disposition of the ADSs, unless such income or gain is derived in the ordinary course of the U.S. Holder’s trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are encouraged to consult their own tax advisors regarding the applicability of the additional tax on net investment income to their income and gain in respect of the ADSs.

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

In addition, U.S. Holders should be aware that additional reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to ADSs and the application of these additional reporting requirements to their particular situations.

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

Dividends paid from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level payable by us. (and not by shareholders or holders of ADSs or CPOs). This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax.

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

Value Added Tax

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

I.	Subsidiary Information

Not Applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2013, 2014 and 2015 represented approximately 40%, 39% and 30%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2013, 2014 and 2015 we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 11%, 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2015, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% and 23% of our 2016 and 2017 projected fuel consumption respectively.

US Gulf Coast Jet fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers. Based on our 2015 annual fuel consumption, a 10% increase in the average price per gallon of the US Gulf Coast Jet fuel 54, would have increased our fuel budget expense for 2015 by approximately Ps.470 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel swaps derivative contracts as of December 31, 2013 and 2014 was a net asset position of Ps.11.1 million and a net liability position of Ps.169.6 million, respectively. All of our US Gulf Coast Jet fuel 54 swaps positions matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015. The fair value of our fuel call options as of December 31, 2015 was a net asset position of Ps.78.7 million. We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2015, we believe the credit exposure related to these fuel forward contracts was minor.

For the year ended December 31, 2015, we hedged approximately 5% of our forecasted fuel requirements using over-the-counter swaps. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2015, we had hedged approximately 55% and 23% of our projected fuel requirements for the years ended December 31, 2016 and 2017, respectively.

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 31% of our revenues came from operations in the United States for the year ended December 31, 2015 (compared to 27% in 2014), the U.S. dollar denominated collections accounted for 36% and 31% of our total collections in 2015 and 2014. Our foreign exchange exposure as of December 31, 2013, 2014 and 2015 are a net asset position by, U.S. $368.8 million, U.S. $339.0 million and U.S. $498.9 million, respectively. During the years ended December 31, 2015, 2014 and 2013, we did not enter into exchange rate derivatives financial instruments.

As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain of Ps.66.4 million, Ps.448.7 million and Ps.966.6 million in 2013, 2014 and 2015, respectively.

Interest Rates. We have market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases. A hypothetical 100 bps increase in LIBOR in 2015 would have affected our aircraft rent expense in 2015 by Ps.14.2 million. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. At December 31, 2013, 2014 and 2015, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.106.2 million, Ps.83.5 million and Ps.55.8 million, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext. A hypothetical 100 bps increase in market interest rates as of December 31, 2015 would have increased our debt interest payment in 2015 on our consolidated statement of financial position by Ps.14.2 million.

The following table illustrates the sensitivity of our derivative financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a 100 basis point positive or negative change in the referenced interest rate, the LIBOR curve, with all other variables held constant, in our statement of financial position.

Increase (decrease) in LIBOR curve	Position as of December 31, 2015 effect on equity (thousands of U.S. dollars)
+100 basis points	713.13
-100 basis points	(731.67)

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:

U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S. $0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S. $0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Persons Depositing CPOs or ADR Holders Must Pay:	For:

Expenses of the depositary	Conversion of foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.	As necessary

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

Depositary Payments

During 2013, U.S.$601.8 thousand was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.	Use of Proceeds

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2015, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that José Luis Fernández Fernández, a member of our audit and corporate governance committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC.

See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

ITEM 16B	Code of Ethics

We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics is available on our website at www.ir.volaris.com under the “Corporate Governance—Code of Ethics” tab. The information on our website is not incorporated into this annual report.

ITEM 16C	Principal Accountant Fees and Services

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2015 and 2014. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2015 and 2014 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2015	2014
	(in Pesos)
Audit Fees(1)	10,079,185	8,727,347
Audit-Related Fees(2)	3,973,979	1,582,020
Tax Fees(3)	1,116,530	159,060
All Other Fees	—	—

Total	15,169,694	10,468,427

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, which for 2013 include our initial public offering and for 2015 include our secondary follow-on offering.
(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our auditors for the assurance and related services, tax compliance reports and social security reports.
(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by transfer pricing.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2015, 2014 and 2013 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2015, 2014 and 2013, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2015, 2014 and 2013 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

ITEM 16G	Corporate Governance

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

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to Mexican Securities Market Law and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our compensation committee.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may request the opinion of a third- party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require board of directors approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
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

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Under Mexican law we must be audited by a public accountant that qualifies as independent, and satisfies the requirements specified under applicable law, maintaining certain quality standards.

ITEM 17	MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 18	FINANCIAL STATEMENTS

Not applicable.

ITEM 19	FINANCIAL STATEMENTS

See pages F-1 through F-68.

ITEM 20	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1	By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.7†	Aircraft Repair and Maintenance Service Agreement, dated as of March 6, 2007, between the Company and Aeromantenimiento, S.A. (incorporated by reference to Exhibit 10.8 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.8†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of September 17, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.15†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of October 10, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.16†	Lease Agreement, dated as of March 26, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.17 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.17†	Lease Agreement, dated as of April 20, 2007, between the Company and International Lease Finance Corporation (incorporated by reference to Exhibit 10.18 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.18†	Lease Agreement, dated as of June 18, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.19 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.19†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.20 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.20†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.21 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.21†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.23 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.22†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.23†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.24†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.25†	Lease Agreement, dated as of April 7, 2011, between the Company and MASL Ireland (22) Limited (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.26†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.27†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.32 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.28†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.33 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.29†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.30†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.31†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.32†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.33†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.34†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.35†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.36†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.38†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.39†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.40†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.41†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.42†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.43†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.44†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.45†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.46†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.47†	Revolving Credit Line Agreement dated July 27, 2011, as amended among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.48†	Master Agreement, dated as of July 20, 2009, between the Company and Sabre, Inc. (incorporated by reference to Exhibit 10.53 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.49†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.50†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1	List of the Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment.

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

Date: April 28, 2016

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ Luis F. Ortega Sinencio

Luis F. Ortega Sinencio

Mexico City, Mexico

April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global Limited

/s/ Luis F. Ortega Sinencio
Mexico City, Mexico April 27, 2016

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2015 (Thousands of U.S. dollars*)		At December 31,
			2015		2014
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	299,731	Ps.	5,157,313	Ps.	2,264,857
Accounts receivable:
Other accounts receivable, net (Note 8)		15,286		263,022		214,103
Recoverable taxes		11,705		201,394		234,457
Inventories (Note 9)		9,477		163,073		139,673
Prepaid expenses and other current assets (Note 10)		34,015		585,276		227,708
Financial instruments (Notes 3 and 5)		588		10,123		62,679
Guarantee deposits (Note 11)		50,053		861,236		545,192

Total current assets		420,855		7,241,437		3,688,669

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		148,179		2,549,650		2,223,312
Intangible assets, net (Note 13)		5,501		94,649		72,566
Financial instruments (Notes 3 and 5)		3,987		68,602		5,454
Deferred income taxes (Note 19)		31,651		544,598		327,785
Guarantee deposits (Note 11)		273,408		4,704,389		3,540,969
Other assets		3,350		57,640		46,285

Total non-current assents		466,076		8,019,528		6,216,371

Total assets	US$	886,931	Ps.	15,260,965	Ps.	9,905,040

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	113,751	Ps.	1,957,254	Ps.	1,420,935
Suppliers		45,395		781,094		505,604
Related parties (Note 7)		832		14,316		567
Accrued liabilities (Note 15a)		85,507		1,471,273		1,121,541
Other taxes and fees payable (Note 1q)		64,320		1,106,726		659,749
Income taxes payable (Note 19)		19,643		337,997		17,345
Financial instruments (Notes 3 and 5)		2,575		44,301		210,650
Financial debt (Note 5)		79,691		1,371,202		823,071
Other liabilities (Note15c)		1,085		18,670		8,905

Total short-term liabilities		412,799		7,102,833		4,768,367

Long-term liabilities:
Financial instruments (Notes 3 and 5)		667		11,473		42,468
Financial debt (Note 5)		12,775		219,817		424,799
Accrued liabilities (Note 15b)		9,144		157,331		144,061
Other liabilities (Note 15c)		2,855		49,131		20,986
Employee benefits (Note 16)		584		10,056		7,737
Deferred income taxes (Note 19)		51,465		885,493		26,842

Total long-term liabilities		77,490		1,333,301		666,893

Total liabilities		490,289		8,436,134		5,435,260

Equity (Note 18):
Capital stock		172,816		2,973,559		2,973,559
Treasury shares		(5,308)		(91,328)		(114,789)
Contributions for future capital increases		—		1		1
Legal reserve		2,223		38,250		38,250
Additional paid-in capital		104,091		1,791,040		1,786,790
Retained earnings (accumulated losses)		139,952		2,408,087		(55,783)
Accumulated other comprehensive losses		(17,132)		(294,778)		(158,248)

Total equity		396,642		6,824,831		4,469,780

Total liabilities and equity	US$	886,931	Ps.	15,260,965	Ps.	9,905,040

*	Convenience translation to U.S. dollars (Ps.17.2065) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	2015 (Thousands of U.S. dollars*, except for earnings				For the years ended December 31,
	per share)		2015		2014		2013
Operating revenues (Notes 1d and 24):
Passenger	US$	821,223	Ps.	14,130,365	Ps.	11,303,327	Ps.	11,117,327
Non-ticket (Note 1d)		235,338		4,049,339		2,733,415		1,885,144

		1,056,561		18,179,704		14,036,742		13,002,471
Other operating income (Note 20)		(11,226)		(193,155)		(22,107)		(111,277)
Fuel		274,379		4,721,108		5,363,864		5,085,829
Aircraft and engine rent expenses (Note 14c)		204,884		3,525,336		2,534,522		2,187,339
Landing, take-off and navigation expenses		150,839		2,595,413		2,065,501		1,923,673
Salaries and benefits		110,583		1,902,748		1,576,517		1,563,239
Sales, marketing and distribution expenses		63,279		1,088,805		817,281		704,146
Maintenance expenses		50,830		874,613		664,608		572,114
Other operating expenses (Note 20)		40,554		697,786		489,938		458,500
Depreciation and amortization (Notes 12 and 13)		26,543		456,717		342,515		301,531

Operating income		145,896		2,510,333		204,103		317,377
Finance income (Note 21)		2,734		47,034		23,464		24,774
Finance cost (Note 21)		(1,261)		(21,703)		(32,335)		(125,737)
Exchange gains, net		56,174		966,554		448,672		66,428

Income before income tax		203,543		3,502,218		643,904		282,842
Income tax expense (Note 19)		(60,346)		(1,038,348)		(38,720)		(17,550)

Net income	US$	143,197	Ps.	2,463,870	Ps.	605,184	Ps.	265,292

Attribution of net income (loss):
Equity holders of the parent	US$	143,197	Ps.	2,463,870	Ps.	605,184	Ps.	268,678
Non-controlling interest		—		—		—		(3,386)

Net income	US$	143,197	Ps.	2,463,870	Ps.	605,184	Ps.	265,292

Earnings per share basic:	US$	0.142	Ps.	2.435	Ps.	0.598	Ps.	0.310
Earnings per share diluted:	US$	0.142	Ps.	2.435	Ps.	0.598	Ps.	0.310

*	Convenience translation to U.S. dollars (Ps.17.2065) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2015 (Thousands of U.S. dollars*)		For the years ended December 31,
			2015		2014		2013
Net income for the year	US$	143,197	Ps.	2,463,870	Ps.	605,184	Ps.	265,292

Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges (Note 22)		(11,267)		(193,869)		(129,506)		47,819
Income tax effect (Note 19)		3,380		58,161		38,852		(14,346)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Remeasurement (loss) gain of employee benefits (Note 16)		(68)		(1,174)		(1,581)		11,026
Income tax effect (Note 19)		20		352		474		(3,076)

Other comprehensive (loss) income for the year, net of tax	US$	(7,935)	Ps.	(136,530)	Ps.	(91,761)	Ps.	41,423

Total comprehensive income for the year, net of tax	US$	135,262	Ps.	2,327,340	Ps.	513,423	Ps.	306,715

Attributable to:
Equity holders of the parent	US$	135,262	Ps.	2,327,340	Ps.	513,423	Ps.	310,101
Non-controlling interest		—				—		(3,386)

	US$	135,262	Ps.	2,327,340	Ps.	513,423	Ps.	306,715

*	Convenience translation to U.S. dollars (Ps.17.2065) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos)

	Capital Stock		Treasury Shares		Contributions for future capital increases		Legal Reserve		Additional paid-in capital		Retained earnings (Accumulated losses)		Remeasurements of employee benefits		Cash flow hedges		Equity attributable to Equity Holders of the Parent		Non-controlling interest		Total equity
Balance as of January 1, 2013	Ps.	2,376,098	Ps.	(133,723)	Ps.	1	Ps.	38,250	Ps.	(190,850)	Ps.	(929,645)	Ps.	(8,325)	Ps.	(99,585)	Ps.	1,052,221	Ps.	22,446	Ps.	1,074,667
Net proceeds from initial public offering		508,614		—		—		—		2,044,313		—		—		—		2,552,927		—		2,552,927
Capital stock increase		88,847		—		—		—		—		—		—		—		88,847		—		88,847
Acquisition of non-controlling interests		—		—		—		—		(69,787)		—		—		—		(69,787)		(19,060)		(88,847)
Exercise of stock options (Note 17)		—		25,993		—		—		—		—		—		—		25,993		—		25,993
Management incentive plan cost (Note 17)		—		—		—		—		2,068		—		—		—		2,068		—		2,068
Net income for the period		—		—		—		—		—		268,678		—		—		268,678		(3,386)		265,292
Other comprehensive income items		—		—		—		—		—		—		7,950		33,473		41,423		—		41,423

Total comprehensive income		—		—		—		—		—		268,678		7,950		33,473		310,101		(3,386)		306,715

Balance as of December 31, 2013	Ps.	2,973,559	Ps.	(107,730)	Ps.	1	Ps.	38,250	Ps.	1,785,744	Ps.	(660,967)	Ps.	(375)	Ps.	(66,112)	Ps.	3,962,370	Ps.	—	Ps.	3,962,370
Treasury shares		—		(7,059)		—		—		—		—		—		—		(7,059)		—		(7,059)
Long-term incentive plan cost (Note 17)		—		—		—		—		1,046		—		—		—		1,046		—		1,046
Net income for the period		—		—		—		—		—		605,184		—		—		605,184		—		605,184
Other comprehensive loss items		—		—		—		—		—		—		(1,107)		(90,654)		(91,761)		—		(91,761)

Total comprehensive income (loss)		—		—		—		—		—		605,184		(1,107)		(90,654)		513,423		—		513,423

Balance as of December 31, 2014	Ps.	2,973,559	Ps.	(114,789)	Ps.	1	Ps.	38,250	Ps.	1,786,790	Ps.	(55,783)	Ps.	(1,482)	Ps.	(156,766)	Ps.	4,469,780	Ps.	—	Ps.	4,469,780
Treasury shares		—		—		—		—		—		—		—		—		—		—		—
Exercise of stock options (Note 17)		—		23,461		—		—		—		—		—		—		23,461		—		23,461
Long-term incentive plan cost (Note 17)		—		—		—		—		4,250		—		—		—		4,250		—		4,250
Net income for the period		—		—		—		—		—		2,463,870		—		—		2,463,870		—		2,463,870
Other comprehensive loss items		—		—		—		—		—		—		(822)		(135,708)		(136,530)		—		(136,530)

Total comprehensive income (loss)		—		—		—		—		—		2,463,870		(822)		(135,708)		2,327,340		—		2,327,340

Balance as of December 31, 2015	Ps.	2,973,559	Ps.	(91,328)	Ps.	1	Ps.	38,250	Ps.	1,791,040	Ps.	2,408,087	Ps.	(2,304)	Ps.	(292,474)	Ps.	6,824,831	Ps.	—	Ps.	6,824,831

	US$	172,816	US$	(5,308)	US$	—	US$	2,223	US$	104,091	US$	139,952	US$	(134)	US$	(16,998)	US$	396,642	US$	—	US$	396,642

*	Convenience translation to U.S. dollars (Ps.17.2065) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	Thousands of U.S. dollars*		For the years ended December 31,
	2015		2015		2014		2013
Operating activities
Income before income tax	US$	203,543	Ps.	3,502,218	Ps.	643,904	Ps.	282,842
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)		26,543		456,717		342,515		301,531
Provision for doubtful accounts (Note 8)		513		8,825		9,964		8,515
Finance income (Note 21)		(2,734)		(47,034)		(23,464)		(24,774)
Finance cost (Note 21)		1,261		21,703		32,335		125,737
Foreign exchange gains		(28,090)		(483,329)		(294,966)		(56,652)
Financial instruments (Notes 3 and 5)		16,712		287,550		125,339		30,075
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)		(10,486)		(180,433)		(13,908)		(94,968)
Employee benefits (Note 16)		148		2,549		1,764		1,527
Aircraft and engine lease extension benefit and other benefits from service agreements		(3,610)		(62,122)		(40,234)		(45,376)
Management incentive and long-term incentive plans (Note 17)		247		4,250		1,046		2,068

Cash flows from operating activities before changes in working capital		204,047		3,510,894		784,295		530,525
Changes in operating assets and liabilities:
Related parties		799		13,749		(1,584)		2,371
Other accounts receivable		(3,031)		(52,157)		41,570		(41,113)
Recoverable taxes		1,978		34,038		97,276		(181,562)
Inventories		(1,360)		(23,400)		(25,838)		(16,685)
Prepaid expenses		(20,542)		(353,451)		55,234		(86,007)
Other assets		1,671		28,758		2,928		4,832
Guarantee deposits		(67,702)		(1,164,911)		(694,566)		(619,663)
Suppliers		17,461		300,447		(16,717)		13,210
Accrued liabilities		21,169		364,253		134,915		226,171
Taxes payable		26,927		463,324		73,185		44,722
Unearned transportation revenue		31,170		536,319		27,466		134,799
Financial instruments		(37,072)		(637,879)		(164,877)		(32,585)
Other liabilities		2,062		35,472		8,144		49,837

		177,577		3,055,456		321,431		28,852
Interest received		2,734		47,034		23,490		24,774
Income tax paid		(1,911)		(32,877)		(11,138)		(14,869)

Net cash flows provided by operating activities		178,400		3,069,613		333,783		38,757

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(81,589)		(1,403,863)		(1,574,137)		(1,119,442)
Acquisitions of intangible assets (Note 13)		(3,035)		(52,228)		(28,457)		(41,558)
Pre-delivery payments reimbursements		38,922		669,718		395,639		698,233
Proceeds from disposals of rotable spare parts, furniture and equipment (Note 12)		10,757		185,096		21,987		150,841

Net cash flows used in investing activities		(34,945)		(601,277)		(1,184,968)		(311,926)

Financing activities
Net proceeds from initial public offering		—		—		—		2,578,161
Transaction costs on issue of shares		—		—		—		(38,352)
Proceeds from exercised treasury shares (Note 17)		1,363		23,461		—		25,993
Treasury shares		—		—		(7,059)		—
Interest paid		(2,414)		(41,538)		(23,151)		(65,468)
Other finance interest paid (Note 21)		(2,331)		(40,113)		(11,216)		—
Debt prepayment premium		—		—		—		(65,206)
Payments of financial debt		(46,572)		(801,335)		(399,815)		(1,018,722)
Proceeds from financial debt		53,736		924,611		965,945		444,098

Net cash flows provided by financing activities		3,782		65,086		524,704		1,860,504

Increase (decrease) in cash and cash equivalents		147,237		2,533,422		(326,481)		1,587,335
Net foreign exchange differences on cash balance		20,866		359,034		140,565		41,362
Cash and cash equivalents at beginning of year		131,628		2,264,857		2,450,773		822,076

Cash and cash equivalents at end of year	US$	299,731	Ps.	5,157,313	Ps.	2,264,857	Ps.	2,450,773

Non-cash investing and financing transactions:
Acquisition of non-controlling interest with parent shares	US$	—	Ps.	—	Ps.	—	Ps.	69,787

*	Convenience translation to U.S. dollars (Ps.17.2065) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND

SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively (Note 18b).

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE (Note 18c).

The accompanying financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suarez on March 3, 2016. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors and by the Shareholders on April 21, 2016. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 27, 2016, and subsequent events were considered through that date (Note 25).

a)	Relevant events

Operations in Central America

During the year ended December 31, 2015, the Company through its subsidiary Concesionaria, began operations in Central America (Guatemala and Costa Rica).

Secondary follow-on equity offering

On November 16, 2015 the Company completed a secondary follow-on equity offering, in which certain shareholders sold 108,900,000 of the Company’s Ordinary Participation Certificates (Certificados de Participación Ordinarios or “CPOs”), in the form of American Depositary Shares or “ADSs”, in the United States and other countries outside Mexico. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering.

Acquisition of additional interest in Concesionaria

On December 21, 2012 the shareholders of the Company through unanimous resolutions, approved the issuance of an aggregate of 16,719,261 Series A shares (the “Company Swap Shares”) to be held in the treasury until the Swap was exercised at a total price of Ps.88,847.

Although the creation of the Swap and the issuance of the Company Swap Shares were approved on December 21, 2012, the Trust implementing the transaction was created on February 22, 2013, and the Company became a party to such trust (Irrevocable Administrative and Safeguarding Trust denominated “DAIIMX/VOLARIS”, identified administratively under number F/1405, on April 10, 2013.

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

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, and were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), using Mexican pesos as the functional and reporting currency.

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

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2015 and 2014, for accounting purposes the companies included in the consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			2015	2014
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A. (“Vuela Aviación”)*	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	—
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	—
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	—
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Operativos Terrestres Volaris, S.A. de C.V (“Servicios Operativos”)	Recruitment and payroll	Mexico	100%	—
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	Share administration trust (Note 18)	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust (Note 17)	Mexico	100%	100%

*	The Company has not started operations in Central America.

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

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

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

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related transportation service is provided by the Company.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

The breakdown of our non-ticket revenues for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the years ended December 31,
	2015		2014		2013
Air travel-related services	Ps.	3,418,654	Ps.	2,234,175	Ps.	1,307,736
Non-air travel-related services		441,393		274,404		214,192
Cargo		189,292		224,836		363,216

Total non-ticket revenues	Ps.	4,049,339	Ps.	2,733,415	Ps.	1,885,144

e)	Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

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

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost. For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

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

Further disclosures related to impairment of financial assets are also provided in Note 2vi) and Note 8.

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

For the years ended December 31, 2015, 2014 and 2013, the Company recorded an impairment on accounts receivable of Ps.8,825, Ps.9,964 and Ps.8,515, respectively (Note 8).

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

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2015, 2014 and 2013 the Company has not designated any financial liability as at FVTPL.

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

For the years ended December 31, 2015, 2014 and 2013, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s value of intangible assets.

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

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

For the years ended December 31, 2015, 2014 and 2013, the Company expensed as supplemental rent Ps.73,258, Ps.42,961 and Ps.38,426, respectively.

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

For the years ended December 31, 2015, 2014 and 2013, the Company expensed as contingent rent Ps.290,857 Ps.110,736 and Ps.102,740, respectively.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2015 and 2014, the Company extended the lease term of three and one aircraft agreement, respectively. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.92,599 and Ps.47,353 during 2015 and 2014, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed as they were not substantially and contractually related to maintenance. However when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred liability in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2015, 2014 and 2013, the Company amortized Ps.45,313, Ps.26,938 and Ps.25,627, respectively, of lease incentives which was recognized as a reduction of rent expenses in the consolidated statements of operations.

During the year ended December 31, 2015, the Company added seven new aircraft to its fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits in advance to lessors in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers major maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a supplemental rent during the lease term of the related aircraft, in the consolidated statement of operations.

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

During the years ended December 31, 2015 and 2014, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.415,023 and Ps.585,696, respectively (Note 12).

For the years ended December 31, 2015, 2014 and 2013, the amortization of major maintenance leasehold improvement costs was Ps.352,932, Ps.253,381 and Ps.210,495, respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

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

During the years ended December 31, 2015, 2014 and 2013, the Company capitalized borrowing costs which amounted to Ps.90,057, Ps.42,572 and Ps.25,197, respectively. The rate used to determine the amount of borrowing cost was 2.80%, 2.82% and 2.93%, for the years ended December 31, 2015, 2014 and 2013, respectively.

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

For the years ended December 31, 2015, 2014 and 2013, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s rotable spare parts, furniture and equipment.

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

On consolidation, the assets and liabilities of foreign operations are translated into pesos at the rate of exchange prevailing at the reporting date and their statements of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Exchange differences from translation for the year ended 2015 are immaterial.

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

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of supplementary rents.

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

For the years ended December 31, 2015, 2014 and 2013, no termination benefits provision has been recognized.

iii)	Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2015.

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

During the years ended December 31, 2015, 2014 and 2013 the Company expensed Ps.50,558 and Ps.18,424 and Ps.29,978, respectively, as quarterly incentive bonuses, recorded in the caption salaries and benefits.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the year ended December 31, 2015, the Company recorded an expense and provision in an amount of Ps.70,690, recorded in the caption salaries and benefits.

v)	Long-term retention plan (“LTRP”)

During 2010, the Company adopted an employee LTRP, the purpose of which is to retain high performing employees within the organization by paying incentives contingent on meeting certain Company’s performance targets. Incentives under this plan were payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19.

During 2014, this plan was restructured and it was named Long-term incentive plan (“LTIP”). This new plan consists in a share purchase plan (equity-settled) and a share appreciation rights plan (cash settled). See below for accounting for share-based payments.

During the years ended December 31, 2015 and 2014 the Company expensed Ps.51,044 and Ps.3,037, respectively, recorded in the caption salaries and benefits.

vi)	Share-based payments

a)	LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

- Share appreciation rights plan (cash settled)

The Company granted share appreciation rights (“SARs”) to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

b)	Management incentive plan (“MIP”)

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

vii)	Employee profit sharing

For the years ended December 2015 and 2014, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the year ended December 31, 2013, employee profit sharing was computed at the rate of 10% of the individual Company’s taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations.

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

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

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

The charge for income taxes incurred is computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

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

Under the cash flow hedges (“CFH”) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2015 and 2014, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

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

The Company is managed as a single business unit that provides air transportation and related services, according it has only one operating segment. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America) (Note 24).

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

x)	Impact of new International Financial Reporting Standards

New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the impact of each new standard and amendment are described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service required under the plan’s benefit formula. This amendment is effective for annual periods beginning on or after July 1, 2014. This amendment is not relevant to the Company, since the Company does not have a benefit plan with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

With the exception of the improvement relating to IFRS 2 Share-based Payment applied to share-based payment transactions with a grant date on or after July 1, 2014, all other improvements are effective for accounting periods beginning on or after July 1, 2014. These improvements are not expected to have a material impact on the Company. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions. The clarifications do not change the classification for the Company’s awards of performance and service conditions which are vesting conditions in previous periods. Thus, these amendments did not impact the Company’s financial statements or accounting policies.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

(i)	An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”.

(ii)	The reconciliation of segments assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

This amendment is not relevant to the Company, since the Company has not applied the aggregation criteria in IFRS 8.12 and does not reconcile segment assets to total assets.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This amendment does not have any impact in the Company’s financial statements, since the Company does not use the revaluation model included in IAS 16 and IAS 38.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

This amendment is not relevant for the Company as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time in these consolidated financial statements. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39. The Company does not apply the portfolio exception in IFRS 13.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange to transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases under IAS 17, Leases. The lessee is required to recognize the present values of future lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets.

IFRS 16 is effective starting January 1, 2019 and it may be applied before the effective date if IFRS 15 is also applied at the same time.

The Company has many leases as disclosed in Note 14. As a result, IFRS 16 will change the manner of accounting for those leases. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements and plans to adopt the new standard on the required effective date.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively. The Company is currently evaluating the impact of IAS 19 on its consolidated financial statements.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: (a) the materiality requirements in IAS 1; (b) that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; and (d) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. This amendment is not expected to have any impact on the Company.

y)	Convenience translation

U.S. dollar amounts at December 31, 2015 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.17.2065 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2015. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

i)	Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the costs of future maintenance , the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor (Note 11).

ii)	LTIP and management incentive plan (equity settled)

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

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in (Note 17).

Share appreciation rights (cash settled)

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in (Note 17). This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in salaries and benefits expense together with the grant date fair value. As with the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

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

At December 31, 2015, the Company’s tax loss carry-forwards amount to Ps.194,512 (Ps.1,736,853 at December 31, 2014). These losses relate to operations of the Company on a stand-alone basis, which in conformity with current MITL may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2015, 2014 and 2013, the Company used Ps.1,618,850, Ps.424,463 and Ps.204,403, respectively, of the available tax loss carry-forwards (Note 19).

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

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk and its fuel price risk on its forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in fuel prices. In pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2015, 2014 and 2013 represented 30%, 39% and 40%, of the Company’s operating expenses, respectively.

During the years ended December 31, 2015, 2014 and 2013, the Company entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5%, 20% and 11% of its fuel consumption, respectively; they were accounted for as CFH that gave rise to a loss of Ps.128,330, Ps.85,729, and gains of Ps.6,694, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within OCI while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of fuel costs when recognized in the consolidated statements of operations.

As of December 31, 2014, the fair value of the outstanding US Gulf Coast Jet Fuel 54 swaps designated to hedge a percentage of the Company’s projected consumption, was (Ps.169,622), and is presented as derivative financial instruments as current financial liabilities. All of the Company’s position in US Gulf Coast Jet Fuel 54 swaps position matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.During the year ended on December 31, 2015, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 162,189 thousand gallons (54,148 thousand gallons in 2014), respectively, which represent a portion of the 2016 and 2017 projected consumption.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a transaction related hedged item, it is required to be segregated and accounted for as a cost of hedging in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the related to a transaction type, then the time value included as accrued changes on external value in capital is considered as a cost of hedging under IFRS 9 (2013). The hedged item (jet fuel consumption) of the options contracted by the Company represents a non-financial asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options. The adoption of IFRS 9 (2013) does not impact the interest rate swaps or jet fuel swaps as those instruments do not incorporate a portion of time value (attributable to external value), such as is the case with options.

As of December 31, 2015 and 2014, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.78,725 and Ps.68,133, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of December 31, 2015 recognized in other comprehensive income totals Ps.365,028 (Ps.26,934 in 2014), and will be recycled to the fuel cost during 2016 and 2017, as these options expire on a monthly basis. During the year ended December 31, 2015, the extrinsic value of these options recycled to the fuel cost was Ps.112,675.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2015
	Jet fuel Asian call option contracts maturities
	1 Half 2016		2 Half 2016		2016 Total		1 Half 2017		2 Half 2017		2017 Total
Jet fuel risk
Notional volume in gallons (thousands)*		51,840		55,647		107,487		42,450		12,252		54,702
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.9451	US$	1.9867	US$	1.9666	US$	1.7142	US$	1.5933	US$	1.6871
Approximate percentage of hedge (of expected consumption value)		59%		53%		55%		38%		10%		23%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average

	Position as of December 31, 2014
	Jet fuel swap contracts maturities
	1Q 2015		2Q 2015		Total 2015
Jet fuel risk
Notional volume in gallons (thousands)*		6,504		2,045		8,549
Future agreed rate per gallon (U.S. dollars)**	US$	2.7009	US$	2.4623	US$	2.6439
Total in thousands of Mexican pesos ***	Ps.	258,546	Ps.	74,111	Ps.	332,667
Approximate percentage of hedge (of expected consumption value)		19%		5%		12%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average
***	Exchange rate at December 31, 2014 was Ps.14.7180

	Position as of December 31, 2014
	Jet fuel Asian call option contracts maturities
	1Q 2015		2Q 2015 to 4Q 2015		2015 Total		1Q 2016
Jet fuel risk
Notional volume in gallons (thousands)*		3,450		48,800		52,250		1,898
Strike price agreed rate per gallon (U.S. dollars)**	US$	2.2050	US$	2.1113	US$	2.1174	US$	1.9700
Approximate percentage of hedge (of expected consumption value)		10%		40%		33%		5%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average

b)	Foreign currency risk

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

Most of the Company’s revenue is generated in Mexican pesos, although 31% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2015 (27% at December 31, 2014) and U.S. dollar denominated collections accounted for 36% and 31% of the Company’s total collections in 2015 and 2014, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2015 and 2014 is as set forth below:

	Thousands of U.S. dollars
	2015		2014
Assets:
Cash and cash equivalents	US$	202,022	US$	89,563
Other accounts receivable		5,286		3,613
Aircraft maintenance deposits paid to lessors		286,012		233,875
Pre-delivery payments*		108,779		105,056
Deposits for rental of flight equipment		36,331		37,796
Collateral of derivative financial instruments		—		2,290
Derivative financial instruments		4,575		4,630

Total assets		643,005		476,823
Liabilities:
Financial debt (Note 5)		92,466		84,786
Foreign suppliers		40,673		30,179
Taxes and fees payable		7,705		5,587
Derivative financial instruments		3,242		17,264

Total liabilities		144,086		137,816

Net foreign currency position	US$	498,919	US$	339,007

*	These assets are included as part of rotable, spare parts, furniture and equipment, and therefore are not remeasured.

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2015 and 2014 were Ps.17.2065 pesos and Ps.14.7180 pesos, respectively, per U.S. dollar. At April 27, 2016, date of issuance of these financial statements, the exchange rate was Ps.17.5866 per U.S. dollar.

	Thousands of U.S. dollars
	2015		2014
Off-balance sheet transactions exposure:
Aircraft operating lease payments (Note 14)	US$	1,216,799	US$	1,131,064
Aircraft and engine commitments (Note 23)		353,528		406,347

Total foreign currency	US$	1,570,327	US$	1,537,411

During the year ended on December 31, 2015 and 2014, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operation.

At December 31, 2015 and 2014, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.55,774 and Ps.83,496, respectively, recorded in liabilities. For the years ended December 31, 2015, 2014 and 2013, the reported loss on the interest rate swaps was Ps.46,545, Ps.39,610 and Ps.36,769, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

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

	Position at December, 31, 2015 effect on equity (thousands of U.S. dollars)
Increase (decrease) in curve
+100 basis points	US$	713.13
- 100 basis points		(731.67)

d)	Liquidity risk

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

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2015
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,363,861	Ps.	219,817	Ps.	1,583,678
Derivative financial instruments:
Interest rate swaps contracts		44,301		11,473		55,774

Total	Ps.	1,408,162	Ps.	231,290	Ps.	1,639,452

	December 31, 2014
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	818,393	Ps.	424,799	Ps.	1,243,192
Derivative financial instruments:
Jet fuel swaps contracts		169,622		—		169,622
Interest rate swaps contracts		41,028		42,468		83,496

Total	Ps.	1,029,043	Ps.	467,267	Ps.	1,496,310

e)	Credit risk

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

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2015, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)	Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2016 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2015		2014		2015		2014
Assets
Derivative financial instruments	Ps.	78,725	Ps.	68,133	Ps.	78,725	Ps.	68,133
Liabilities
Financial debt*		(1,583,678)		(1,243,192)		(1,587,889)		(1,247,713)
Derivative financial instruments		(55,774)		(253,118)		(55,774)		(253,118)

Total	Ps.	(1,560,727)	Ps.	(1,428,177)	Ps.	(1,564,938)	Ps.	(1,432,698)

*	Floating rate borrowing

The following table summarizes the fair value measurements at December 31, 2015:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	78,725	Ps.	—	Ps.	78,725
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		—		(55,774)		—		(55,774)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(1,587,889)		—		(1,587,889)

Net	Ps.	—		Ps. (1,564,938)	Ps.	—		Ps. (1,564,938)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2014:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	68,133	Ps.	—	Ps.	68,133
Liabilities
Derivatives financial instruments:
Jet fuel swap contracts*		—		(169,622)		—		(169,622)
Interest rate swap contracts**		—		(83,496)		—		(83,496)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(1,247,713)		—		(1,247,713)

Net	Ps.	—	Ps.	(1,432,698)	Ps.	—	Ps.	(1,432,698)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013:

Consolidated statements of operations

Instrument	Financial statements line	2015		2014		2013
Jet fuel swap contracts	Fuel	Ps.	(128,330)	Ps.	(85,729)	Ps.	6,694
Jet fuel Asian call options contracts	Fuel		(112,675)		—		—
Interest rate swap contracts	Aircraft and engine rent expenses		(46,545)		(39,610)		(36,769)

Total		Ps.	(287,550)	Ps.	(125,339)	Ps.	(30,075)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	2015		2014		2013
Jet fuel swap contract	OCI	Ps.	—	Ps.	(125,228)	Ps.	6,257
Jet fuel Asian call options	OCI		(221,592)		(26,934)		—
Interest rate swap contracts	OCI		27,723		22,656		41,562

Total			Ps. (193,869)	Ps.	(129,506)	Ps.	47,819

5.	Financial assets and liabilities

At December 31, 2015 and 2014, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)	Financial assets

	2015		2014
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	78,725	Ps.	68,133

Total financial assets	Ps.	78,725	Ps.	68,133

Presented on the consolidated statements of financial position as follows:
Current	Ps.	10,123	Ps.	62,679

Non-current	Ps.	68,602	Ps.	5,454

b)	Financial debt

(i)	At December 31, 2015 and 2014, the Company’s short-term and long-term debt consists of the following:

	2015		2014
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2019, bearing annual interest rate at the three-month LIBOR plus an spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.65 percentage points.	Ps.	1,583,678	Ps.	1,243,192
II. Accrued interest		7,341		4,678

		1,591,019		1,247,870
Less: Short-term maturities		1,371,202		823,071

Long-term	Ps.	219,817	Ps.	424,799

(ii) The following table provides a summary of the Company’s principal payments of financial debt and accrued interest at December 31, 2015:

	2016		2017		2018		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	1,371,202	Ps.	154,025	Ps.	65,792	Ps.	1,591,019

Total	Ps.	1,371,202	Ps.	154,025	Ps.	65,792	Ps.	1,591,019

(iii) Since 2011, the Company has financed the pre-delivery payments for the acquisition of its aircraft through a revolving financing facility. During the year ended December 31, 2015, five aircraft A320 were incorporated to the Company through this revolving financing facility.

On August 1, 2013, the Company signed an amendment to the loan agreement to finance the pre-delivery payments of eight additional A320 Classic Engine Option (“CEO”) aircraft to be delivered in 2015 and 2016.

On February 28, 2014 and November 27, 2014, the Company signed amendments to the loan agreement to finance pre-delivery payments of two and four additional A320 aircraft, respectively, to be delivered between 2015 and 2016.

Additionally, on August 25, 2015, the Company signed an amendment to the loan agreement to finance pre-delivery payments of eight additional A320 New Engine Option (“NEO”) aircraft to be delivered between 2017 and 2018. In accordance with this amendment, the revolving line of credit with Santander and Bancomext to finance pre-delivery payments will expire on May 31, 2019.

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

At December 31, 2015 and 2014, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement.

(iv) At December 31, 2015, the Company had available credit lines totaling Ps.3,033,184, of which Ps.1,810,446 were related to financial debt and Ps.1,222,738 were related to letters of credit (Ps.680,413 were undrawn).

c)	Other financial liabilities

	2015		2014
Derivative financial instruments designed as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	55,774	Ps.	83,496
Jet Fuel Asian swap contracts		—		169,622

Total financial liabilities	Ps.	55,774	Ps.	253,118

Presented on the consolidated statements of financial position as follows:
Current	Ps.	44,301	Ps.	210,650

Non-current	Ps.	11,473	Ps.	42,468

6.	Cash and cash equivalents

An analysis of this caption is as follows:

	2015		2014
Cash on hand	Ps.	9,878	Ps.	4,206
Cash in banks		2,796,437		837,319
Short-term investments		2,350,998		1,423,332

Total cash and cash equivalents	Ps.	5,157,313	Ps.	2,264,857

7.	Related parties

a) An analysis of balances due from/to related parties at December 31, 2015 and 2014 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	2015		2014		Terms
Due to:
One Link, S.A. de C.V.	Call center fees	El Salvador	Ps.	9,863	Ps.	—	30 days
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador		4,453		559	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		—		8	30 days

			Ps.	14,316	Ps.	567

For the years ended December 31, 2015, 2014 and 2013, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b) During the years ended December 31, 2015, 2014 and 2013, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2015		2014		2013
Revenues:
Other commissions	Mexico	Ps.	—	Ps.	3,663	Ps.	42,206
Other	Mexico		—		—		5
Expenses:
Maintenance	El Salvador		111,641		162,687		124,281
Fees	Mexico/El Salvador		57,809		1,038		—
Other	Mexico/El Salvador		2,516		617		1,845

c) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the years ended December 31, 2015 and 2014 the Company expensed Ps.768 and Ps.900, respectively for this concept.

d) Directors and officers

During the years ended December 31, 2015, 2014 and 2013, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.120,440, Ps.64,387 and Ps.65,452, respectively.

For the year ended December 31, 2015 and 2014 the cost of the share-based payments transactions (LTIP and management incentive plan) and the cash-settled payments transactions (share appreciation rights) was Ps.6,345 and Ps.44,699, respectively and Ps.1,385 and Ps.1,652, respectively (Note 17).

During 2015, the Company adopted a new short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the year ended December 31, 2015, the Company recorded a provision in an amount of Ps.70,690.

During the year ended December 31, 2015, 2014 and 2013, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.5,480, Ps.6,524 and Ps.4,996, respectively, and the rest of the directors received a compensation of Ps.4,183, Ps.4,669 and Ps.775, respectively.

8.	Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2015 and 2014, is detailed below:

	2015		2014
Credit cards	Ps.	153,989	Ps.	103,596
Cargo clients		28,687		41,268
Travel agencies and insurance commissions		24,687		40,919
Other points of sales		19,086		18,910
Insurance recovering		13,124		—
Affinity credit card		11,720		10,161
Airport services		10,435		3,682
Employees		5,955		6,601
Marketing services		2,241		6,350
Other accounts receivable		17,710		10,402

		287,634		241,889
Provision for doubtful accounts		(24,612)		(27,786)

	Ps.	263,022	Ps.	214,103

Accounts receivable have the following aging:

Days	2015 Impaired		2015 Not impaired		Total 2015		2014 Impaired		2014 Not impaired		Total 2014
00-30	Ps.	5,339	Ps.	251,183	Ps.	256,522	Ps.	—	Ps.	190,117	Ps.	190,117
31–60		—		8,376		8,376		—		9,615		9,615
61–90		—		3,463		3,463		—		14,371		14,371
91–120		19,273		—		19,273		27,786		—		27,786

	Ps.	24,612	Ps.	263,022	Ps.	287,634	Ps.	27,786	Ps.	214,103	Ps.	241,889

The movement in the allowance for doubtful accounts from January 1, 2013 to December 31, 2015 is as follows:

Balance as of January 1, 2013	Ps.	(21,722)
Write-offs		462
Increase in allowance		(8,515)

Balance as of December 31, 2013		(29,775)
Write-offs		11,953
Increase in allowance		(9,964)

Balance as of December 31, 2014	Ps.	(27,786)
Write-offs		11,999
Increase in allowance		(8,825)

Balance as of December 31, 2015	Ps.	(24,612)

9.	Inventories

An analysis of inventories at December 31, 2015 and 2014 is as follows:

	2015		2014
Spare parts and accessories of flight equipment	Ps.	157,304	Ps.	133,375
Miscellaneous supplies		5,769		6,298

	Ps.	163,073	Ps.	139,673

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2015, 2014 and 2013, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.143,992, Ps.108,580 and Ps.139,519, respectively.

10.	Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2015 and 2014 is as follows:

	2015		2014
Prepaid aircraft rent	Ps.	320,358	Ps.	91,351
Prepaid major maintenance		47,307		40,131
Advances to suppliers		80,736		17,869
Sales commission to travel agencies		65,092		46,017
Prepaid insurance		40,195		6,145
Advances for constructions of aircraft and engines		28,541		23,148
Loss on sale and leaseback transactions to be amortized (Note 14)		3,047		3,047

	Ps.	585,276	Ps.	227,708

11.	Guarantee deposits

An analysis of this caption at December 31, 2015 and 2014 is as follows:

	2015		2014
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	852,530	Ps.	505,744
Other guarantee deposits		8,706		39,448

		861,236		545,192

Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		4,068,732		2,936,428
Deposits for rental of flight equipment		625,132		556,275
Collateral for derivative financial instruments (Note 1s)		—		33,710
Other guarantee deposits		10,525		14,556

		4,704,389		3,540,969

	Ps.	5,565,625	Ps.	4,086,161

12.	Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2015		At December 31, 2014		At December 31, 2015		At December 31, 2014		At December 31, 2015		At December 31, 2014
Aircraft parts and rotable spare parts	Ps.	285,323	Ps.	241,190	Ps.	(105,376)	Ps.	(89,247)	Ps.	179,947	Ps.	151,943
Constructions and improvements		86,067		79,481		(67,865)		(55,377)		18,202		24,104
Standardization		155,021		97,181		(71,135)		(49,559)		83,886		47,622
Computer equipment		27,075		24,106		(22,880)		(20,233)		4,195		3,873
Office furniture and equipment		28,101		27,798		(15,169)		(12,056)		12,932		15,742
Electric power equipment		19,457		15,491		(10,424)		(8,144)		9,033		7,347
Motorized transport equipment platform		5,576		4,597		(4,250)		(4,358)		1,326		239
Communications equipment		8,641		8,054		(4,877)		(3,981)		3,764		4,073
Workshop machinery and equipment		7,108		6,775		(2,929)		(2,197)		4,179		4,578
Service carts on board		5,367		5,367		(3,914)		(2,698)		1,453		2,669
Pre-delivery payments		1,583,835		1,396,008		—		—		1,583,835		1,396,008
Workshop tools		16,259		11,883		(11,444)		(9,811)		4,815		2,072
Construction and improvements in process		21,710		4,760		—		—		21,710		4,760
Leasehold improvements to flight equipment		1,602,560		1,187,914		(982,187)		(629,632)		620,373		558,282

Total	Ps.	3,852,100	Ps.	3,110,605	Ps.	(1,302,450)	Ps.	(887,293)	Ps.	2,549,650	Ps.	2,223,312

	Aircraft parts and rotable spare parts		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2013	Ps.	112,240	Ps.	28,246	Ps.	40,112	Ps.	4,884	Ps.	18,616	Ps.	9,210	Ps.	1,599	Ps.	330	Ps.	4,345	Ps.	5,250	Ps.	2,695	Ps.	879,001	Ps.	8,828	Ps.	225,967	Ps.	1,341,323

Additions		60,083		223		25,809		970		427		—		1,488		—		308		—		862		906,120		12,324		585,696		1,594,310
Disposals and transfers		(283)		—		—		—		—		—		—		—		—		—		—		(395,639)		(4,822)		—		(400,744)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		6,526		—		—		6,526
Other movements		—		10,203		—		812		355		—		—		—		200		—		—		—		(11,570)		—		—
Depreciation		(20,097)		(14,568)		(18,299)		(2,793)		(3,656)		(1,863)		(1,015)		(91)		(780)		(672)		(888)		—		—		(253,381)		(318,103)

As of December 31, 2014		151,943		24,104		47,622		3,873		15,742		7,347		2,072		239		4,073		4,578		2,669		1,396,008		4,760		558,282		2,223,312

Cost		241,190		79,481		97,181		24,106		27,798		15,491		11,883		4,597		8,054		6,775		5,367		1,396,008		4,760		1,187,914		3,110,605
Accumulated depreciation		(89,247)		(55,377)		(49,559)		(20,233)		(12,056)		(8,144)		(9,811)		(4,358)		(3,981)		(2,197)		(2,698)		—		—		(629,632)		(887,293)

Net book amount as of December 31, 2014	Ps.	151,943	Ps.	24,104	Ps.	47,622	Ps.	3,873	Ps.	15,742	Ps.	7,347	Ps.	2,072	Ps.	239	Ps.	4,073	Ps.	4,578	Ps.	2,669	Ps.	1,396,008	Ps.	4,760	Ps.	558,282	Ps.	2,223,312

Additions		53,723		—		57,838		173		12		3,966		4,374		1,382		366		332		—		835,496		35,511		415,023		1,408,196
Disposals and transfers		(787)		—		—		(1)		(682)		—		—		(10)		(13)		—		—		(669,718)		(7,257)		—		(678,468)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		22,049		—		—		22,049
Other movements		—		6,586		—		2,878		1,567		—		—		—		273		—		—		—		(11,304)		—		—
Depreciation		(24,932)		(12,488)		(21,574)		(2,728)		(3,707)		(2,280)		(1,631)		(285)		(935)		(731)		(1,216)		—		—		(352,932)		(425,439)

As of December 31, 2015		179,947		18,202		83,886		4,195		12,932		9,033		4,815		1,326		3,764		4,179		1,453		1,583,835		21,710		620,373		2,549,650

Cost		285,323		86,067		155,021		27,075		28,101		19,457		16,259		5,576		8,641		7,108		5,367		1,583,835		21,710		1,602,560		3,852,100
Accumulated depreciation		(105,376)		(67,865)		(71,135)		(22,880)		(15,169)		(10,424)		(11,444)		(4,250)		(4,877)		(2,929)		(3,914)		—		—		(982,187)		(1,302,450)

Net book amount as of December 31, 2015	Ps.	179,947	Ps.	18,202	Ps.	83,886	Ps.	4,195	Ps.	12,932	Ps.	9,033	Ps.	4,815	Ps.	1,326	Ps.	3,764	Ps.	4,179	Ps.	1,453	Ps.	1,583,835	Ps.	21,710	Ps.	620,373	Ps.	2,549,650

*	During the years ended December 31, 2015 and 2014, the Company capitalized borrowing cost of Ps.90,057 and Ps.42,572, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale-and-leaseback transactions of Ps.68,008 and Ps.36,046, respectively.

a) Depreciation expense for the years ended December 31, 2015, 2014 and 2013, was Ps.425,439, Ps.318,103 and Ps.269,352, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

b) In October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines (“IAE”) for the purchase of aircraft and engines, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements. The Company took the delivery of the aircraft in accordance with a schedule, based on which at December 31, 2011 a total of 16 aircraft and five engines have been delivered.

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

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The new order includes 14 A320CEO aircraft and 30 A320New Engine Option (“NEO”) aircraft. In November 2013, the Company amended the agreement with Airbus to advance one of the 14 A320CEO aircraft due for delivery in 2016, to November 2014. At December 31, 2015, the company incorporated other five aircraft to its fleet. During the years ended December 31, 2015 and 2014, the amounts paid for aircraft pre-delivery payments were of Ps.835,495 (US$52.8 million) and Ps.906,120 (US$67.6 million), respectively.

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2020. The Company also entered into agreements that provide major maintenance services related to these engines, and the purchase of seven spare engines, one of them for the A320CEO fleet, and the remaining six, for the A320NEO fleet.

In May 2015, the Company amended the agreement with Airbus to advance two aircraft, which will be delivered during 2016.

In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircrafts (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet.

The current purchase agreement with Airbus requires the Company to accept delivery of 38 Airbus A320 family aircraft in the next five years (from January 2016 to December 2020). The agreement provides for the addition of eight A320CEOs and 30 NEOs to its fleet as follows: eight in 2016, two in 2017, six in 2018, 10 in 2019, and 12 in 2020.

c) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a six year term. This agreement includes a total component support agreement (power-by-hour) and guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized as maintenance expenses in the consolidated statement of operations.

Additionally, the total support agreement included a sale and leaseback agreement of certain components. As part of the total support agreement with LHT, the Company received credit notes of Ps.46,461 (US$3.5 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2015, 2014 and 2013, the Company amortized a corresponding benefit from these credit notes of Ps.9,292, Ps.9,292 and 9,292, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

As of December 31, 2014 the Company applied Ps.21,151 to outstanding LHT. As of December 31, 2013, the Company also recorded an account receivable of Ps.9,956 for the unused portion of the credit notes, which was used during the year ended December 31, 2014.

Commitments to acquisitions of property and equipment are disclosed in (Note 23).

13.	Intangible assets, net

The composition and movement of intangible assets is as follows:

	Amortization	Gross value				Accumulated amortization				Net carrying amount
	Rate	At December 31,
		2015		2014		2015		2014		2015		2014
Software	Useful life	Ps.	253,325	Ps.	199,964	Ps.	(158,676)	Ps.	(127,398)	Ps.	94,649	Ps.	72,566

Balance as of January 1, 2014	Ps.	79,282
Additions		28,457
Disposals		(10,761)
Amortization		(24,412)

Balance as of December 31, 2014	Ps.	72,566
Additions		53,361
Disposals		—
Amortization		(31,278)

Balance as of December 31, 2015	Ps.	94,649

Software amortization expense for the years ended December 31, 2015, 2014 and 2013 was Ps.31,278, Ps.24,412 and Ps.32,179, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14.	Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2015, the Company leased 56 aircraft (50 in 2014) and six spare engines under operating leases that have maximum terms through 2026. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.

(ii)	Provide maintenance services to the equipment based on the approved maintenance program.

(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.

(iv)	Periodic submission of financial and operating information to the lessors.

(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2015 and 2014, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:

Aircraft Type	Model	At December 31, 2015	At December 31, 2014	At December 31, 2013
A319	132	6	6	7
A319	133	12	12	13
A320	233	32	28	20
A320	232	4	4	4
A321	200	2	—	—

		56	50	44

*	Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor’s aircraft order book), and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during 2015 the Company extended the lease term of three A-319 aircraft. All aircraft incorporated through the lessor’s aircraft order book are not subject to sale and leaseback transactions.

In November 2015, the Company entered into three new A321CEO aircraft lease agreements. These aircraft will be incorporated into the Company’s fleet in September and December 2016.

In August 2015, the Company entered into two new A321CEO aircraft lease agreements. These aircraft will be incorporated into the Company’s fleet in June and September 2016.

In April 2015, the Company entered into three new A321CEO aircraft lease agreements. The three A321CEO will be incorporated into the Company’s fleet during May, October and November 2016.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original Airbus purchase agreement and five from a lessor’s aircraft order book), and returned two aircraft to different lessors. These new aircraft agreements were accounted for as operating leases. Additionally, during October 2014, the Company extended the lease term of one A320CEO aircraft.

On November 26, 2014, the Company entered into two new aircraft lease agreement (A321CEO), both from the lessor aircraft order book. These aircraft were incorporated into the Company’s fleet during April and May 2015.

During October 2014, the Company entered into 14 new aircraft lease agreement (all A320CEO). These aircraft are from the amended purchased order with Airbus. On November 2014 the Company received one of these aircrafts, which was accounted for as operating lease. During 2015, the Company received five of these aircrafts, which were accounted for as operating leases. The remaining eight aircrafts will be incorporated into the Company’s fleet during 2016.

On April 8, 2014 the Company entered into one new aircraft lease agreement (A320CEO aircraft) from a lessor aircraft order book. This aircraft was incorporated into the Company’s fleet during 2014, and was accounted for as operating lease.

On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company’s fleet during 2016, 2017 and 2018, and the A321NEO will be incorporated into the Company’s fleet during 2017 and 2018. All aircraft incorporated through the lessor aircraft order book are not subject to sale and leaseback transactions.

During the year ended December 31, 2013, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the original Airbus purchase agreement) and returned four aircraft to the lessors. These aircraft agreements were accounted for as operating leases.

On November 7, 2013, the Company entered into one new spare engine lease agreement, which was accounted for as an operating lease; with the addition of this engine the quantity of spare engines increased to six.

On June 5, 2013, the Company entered into four new aircraft lease agreements (A320 aircraft), which were accounted as operating leases; two of them were incorporated into the Company’s fleet during the fourth quarter of 2013, and the two remaining aircraft were incorporated during the first half of 2014. On August 12, 2013, the Company entered into two new aircraft lease agreements (A320 aircraft), which were accounted as operating leases; these two aircraft were incorporated into the Company’s fleet during 2014. All aircraft incorporated through the lessor aircraft order book are not subject to sale and leaseback transactions.

At December 31, 2015 and 2014, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases
	in U.S. dollars		in Mexican pesos(1)
2016	US$	194,615	Ps.	3,348,639
2017		171,360		2,948,516
2018		153,380		2,639,129
2019		141,303		2,431,332
2020		139,058		2,392,704
2021 and thereafter		417,083		7,176,532

Total	US$	1,216,799	Ps.	20,936,852

(1)	Using the exchange rate as of December 31, 2015 of Ps. 17.2065.

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates at December 31, 2015.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located. These leases are recognized as operating leases.

Provided below is an analysis of future minimum rental and land and building payments in Mexican pesos and its equivalent to U.S. dollars:

	Operating leases in U.S. dollars		Operating leases in Mexican pesos
2016	US$	5,860	Ps.	100,836
2017		3,472		59,742
2018		945		16,263
2019		787		13,535
2020		773		13,293

Total	US$	11,837	Ps.	203,669

c) Rental expense charged to results of operations is as follows:

	2015		2014		2013
Aircraft and engine (Note 1p)	Ps.	3,525,336	Ps.	2,534,522	Ps.	2,187,339

Real estate:
Airports facilities		39,993		36,113		41,643
Offices, maintenance warehouse and hangar (Note 20)		25,889		20,055		22,431

Total rental expenses on real estate		65,882		56,168		64,074

Total cost of operating leases	Ps.	3,591,218	Ps.	2,590,690	Ps.	2,251,413

During the years ended December 31, 2015, 2014 and 2013 the Company entered into sale and leaseback transactions, resulting in a gain of Ps.181,736, Ps.14,192 and Ps.106,607, respectively, that was recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2015 and 2014, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.17,507 and Ps.20,554, respectively, which are recorded in the caption of other assets in the consolidated statements of financial position.

For the years ended December 31, 2015, 2014 and 2013, the Company amortized a loss of Ps.3,047, Ps.3,047 and Ps.3,047, respectively, as additional aircraft rental expense.

15.	Accrued liabilities

a) An analysis of accrued liabilities at December 31, 2015 and 2014 is as follows:

	2015		2014
Fuel and traffic accrued expenses	Ps.	532,112	Ps.	548,851
Salaries and benefits		158,854		89,234
Maintenance and aircraft parts accrued expenses		153,559		96,531
Maintenance deposits		139,214		109,083
Sales, marketing and distribution accrued expenses		123,745		100,229
Advances from travel agencies		86,927		1,561
Aircraft and engine lease extension benefit (Note 1j)		55,115		34,985
Incentives from suppliers		47,788		4,081
Information and communication accrued expenses		46,383		19,508
Deferred revenue from VClub membership		44,948		29,939
Accrued administrative expenses		41,212		54,847
Supplier services agreement		9,292		9,292
Depositary services benefit		2,068		2,068
Others		30,056		21,332

	Ps.	1,471,273	Ps.	1,121,541

b) Accrued liabilities long-term:

	2015		2014
Aircraft and engine lease extension benefit (Note 1j)	Ps.	139,213	Ps.	112,057
Supplier services agreement		5,806		15,099
Depositary services benefit		3,547		5,614
Others		8,765		11,291

	Ps.	157,331	Ps.	144,061

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2015		Increase for the year			Payments		Balance as of December 31, 2015
Employee profit sharing	Ps.	6,533	Ps.	9,938		Ps.	6,298	Ps.	10,173
Aircraft lease return obligation		23,358		35,337	*		1,067		57,628

	Ps.	29,891	Ps.	45,275		Ps.	7,365	Ps.	67,801

Short- term maturities								Ps.	18,670
Long-term								Ps.	49,131

*	Includes discount rate adjustment

	Balance as of January 1, 2014		Increase for the year			Payments		Balance as of December 31, 2014
Employee profit sharing	Ps.	7,934	Ps.	6,273		Ps.	7,674	Ps.	6,533
Aircraft lease return obligation		12,945		12,815	*		2,402		23,358

	Ps.	20,879	Ps.	19,088		Ps.	10,076	Ps.	29,891

Short- term maturities								Ps.	8,905
Long-term								Ps.	20,986

*	Includes discount rate adjustment

16.	Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2015, 2014 and 2013, are as follows:

	2015		2014		2013
Analysis of net period cost:
Current service cost	Ps.	2,012	Ps.	1,384	Ps.	1,251
Interest cost on benefit obligation		537		380		276

Net period cost	Ps.	2,549	Ps.	1,764	Ps.	1,527

Changes in the defined benefit obligation are as follows:

	2015		2014		2013
Defined benefit obligation at January 1,	Ps.	7,737	Ps.	5,260	Ps.	4,111
Net period cost charged to profit or loss:
Current service cost		2,012		1,384		1,251
Interest cost on benefit obligation		537		380		276
Remeasurement (gains) losses in other comprehensive income (loss):
Actuarial changes arising from changes in assumptions		1,174		1,581		332
Payments made		(1,404)		(868)		(710)

Defined benefit obligation at December 31,	Ps.	10,056	Ps.	7,737	Ps.	5,260

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2015	2014	2013
Financial:
Discount rate	7.29%	7.15%	7.50%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	4.00%	4.00%	4.00%
Biometric:
Mortality (1)	EMSSA 09	EMSSA 97	EMSSA 97
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.

Accruals for short-term employee benefits at December 31, 2015 and 2014, respectively, are as follows:

	2015		2014
Employee profit-sharing	Ps.	10,173	Ps.	6,533

The key management personnel of the Company include the members of the Board of Directors (Note 7).

17.	Share-based payments

a)	LTRP

During 2010, the Company adopted an employee LTRP, the purpose of which is to retain high performing employees within the organization by paying incentives depending on the Company’s performance. During the year ended December 31, 2013 the Company expensed Ps.6,327, as bonuses as part of the caption salaries and benefits.

On November 6, 2014, the shareholders of the Company and the shareholders of its subsidiary Servicios Corporativos, approved an amendment to the current LTRP for the benefit of certain key employees; based on the recommendations of the Board of Directors of the Company at its meetings held on July 24 and August 29, 2014. For such purposes on November 10, 2014 an irrevocable Administrative Trust was created by Servicios Corporativos and the key employees. The new plan was restructured and named LTIP, which consists in a share purchase plan (equity-settled transaction) and SARs plan (cash settled).

b)	LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), in November 2014 certain key employees of the Company were granted with a special bonus by an amount of Ps.10,831, to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos granted a bonus to each key executive;

(ii)	The bonus amount by Ps.7,059, net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employees, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the Mexican Stock Exchange based on the Administration Trust’s Technical Committee instructions;

(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desire.

(iv)	The share purchase plan provides that if the terms and conditions are not meet by the vesting period date, then the shares will be sold in the BMV, and Servicios Corporativos will be entitled to receive the proceeds of the sale of shares.

(v)	The key employees’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity. As of December 31, 2014 the Administrative Trust held available cash by an amount of Ps.440, intended for acquiring the remaining shares.

As of December 31, 2015 and 2014, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A shares
Outstanding as of November 11, 2014	594,081
Granted during the year	—
Exercised as during the year	—

Outstanding as of December 31, 2014	594,081	*

Purchased during the year	22,920
Granted during the year	—
Exercised as during the year	—
Forfeited	—

Outstanding as of December 31, 2015	617,001	*

*	These shares were presented as treasury shares in the consolidated statement of financial position as of December 31, 2015 and 2014.

The vesting period of the shares granted under the Company’s share purchase plan is as follows:

Number of Series A shares		Vesting period
205,667	*	November 2014 - 2015
205,667	*	November 2015 - 2016
205,667	*	November 2016 - 2017

617,001

*	Includes the shares acquired during November 2015.

In accordance with IFRS 2, this share purchase plan was classified as an equity-settled transaction on the grant date. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to key employees. The total cost of the plan granted in 2014, determined by the Company was Ps.10,831 to be recognized from the time it becomes probable the performance condition will be met over the vesting period. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the vesting period. For the years ended December 31, 2015 and 2014, the compensation expense recorded in the consolidated statement of operations amounted to Ps.6,018 and Ps.1,058, respectively.

All shares held in the Administrative Trust are considered outstanding for both basic and diluted earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During the year ended December 31, 2015, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2015, 86,419 shares did not meet the vesting terms. As of December 31, 2015, these shares remain deposited in the Administrative Trust.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 as such date.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2015 and 2014 was Ps.14,511 and Ps.1,652, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2015 and 2014, the Company recorded Ps.44,699 and Ps.1,652, respectively in the consolidated statement of operations.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted (vesting schedule in tables below).

The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

Number of SARs	Exercisable date
1,959,065	November 2015
1,312,953	November 2016
1,043,246	November 2017

4,315,264

During the year ended December 31, 2015, the Company made a cash payment to key employees related to the SAR’s plan by an amount of Ps.31,090. This amount was determined based on the increase in the share price of the Company between the grant date and the exercisable date (November 2015).

c)	MIP

In April 2012, the Board of Directors authorized a MIP for the benefit of certain key employees, subject to shareholders’ approval. On December 21, 2012, the shareholders approved the MIP consisting of: (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of the Company’s fully diluted capital stock; (ii) a grant of options to acquire shares of the Company or CPOs having shares as underlying securities for which, as long as certain conditions occur, the employees will have the right to request the delivery of those shares (iii) the creation of an Administrative Trust to deposit such shares in escrow until they are delivered to the officers or returned to the Company in the case that certain conditions do not occur; and (iv) the execution of share sale agreements setting forth the terms and conditions upon which the officers may exercise its shares at Ps.5.31 (five Mexican pesos 31/100) per share.

On December 24, 2012, the Administrative Trust was created and the share sale agreements were executed. On December 27, 2012, the trust borrowed Ps.133,723 from the Company and immediately after; the trust paid the Company the same amount borrowed as purchase price for the shares. The share sale agreements provide that the officers may pay for the shares at the same price upon the occurrence of either an initial public offering of the Company’s capital stock or a change of control and as long as they remain employees until the options are exercised, with a maximum term of ten years. Upon payment of the shares by the officers to the Management Trust, it has to pay such amount back to the Company as repayment of the loan, for which the Company charges no interest.

The MIP has been classified as equity-settled, by which, the grant date, fair value is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The total cost of the MIP determined by the Company was Ps.2,722 to be recognized from the time it becomes probable the performance condition will be met over the vesting period. During the years ended December 31, 2015 and 2014, the Company recorded Ps.327 and Ps.327, respectively, as cost of the MIP related to the vested shares, in the consolidated statements of operations. This cost was determined by using the improved

Binomial valuation model from Hull and White, on the date in which the plan had already been approved by the shareholders and a shared understanding of the terms and conditions of the plan was reached with the employees (December 24, 2012, defined as the grant date), with the following assumptions:

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

On September 18, 2013 (IPO date), the key employees participating in the MIP exercised 4,891,410 Series A and Series B shares. As a result, the key employees paid Ps.25,993 to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

On November 16, 2015, as part of the secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. As a result, the key employees paid Ps.23,461 to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options	Exercise price in Mexican pesos	Total in thousands of Mexican pesos
Outstanding as of December 31, 2013	20,272,716	5.31	107,730
Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	—	—	—

Outstanding as of December 31, 2014	20,272,716	Ps. 5.31	Ps. 107,730
Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	(4,414,860)	5.31	(23,461)

Outstanding as of December 31, 2015	15,857,856	Ps. 5.31	Ps. 84,269

At December 31, 2015 and 2014, the share options were considered as treasury shares. As of December 31, 2015, 15,857,856 share options were vested. As of December 31, 2014, the total number of vested and unvested shares amounted 17,246,405 and 3,026,311, respectively.

The expense recognized for the Company’s retention plans during the year is shown in the following table:

	2015		2014		2013
Expense arising from equity-settled share-based payments transactions	Ps.	6,345	Ps.	1,385	Ps.	2,068
Expense arising from cash-settled share-based payments transactions		44,699		1,652		—

Total expense arising from share-based payments transactions	Ps.	51,044	Ps.	3,037	Ps.	2,068

18.	Equity

As of December 31, 2015, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)		(16,474,857)	(16,474,857)

	24,180	995,377,640	995,401,820

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

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the year ended December 31, 2015 and 2014, the Company did not declare any dividends.

a)	Secondary follow-on equity offering

On November 16, 2015, the Company completed a secondary follow-on equity offering, in which certain shareholders sold 108,900,000 of the Company’s CPOs, in the form of American Depositary Shares, or ADSs. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering. The Company recorded the related transaction costs in the consolidated statement of operations in the amount of Ps.22,955.

b)	Earnings per share

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

The following table shows the calculations of the basic and diluted earnings per share for the years ended December 31, 2015, 2014 and 2013.

	At December 31,
	2015		2014			2013
Net income for the period attributable to equity holders of the parent	Ps.	2,463,870	Ps.	605,184		Ps.	268,678
Weighted average number of shares outstanding (in thousands)*:
Basic		1,011,877		1,011,877			865,579
Diluted		1,011,877		1,011,877	*		865,579	*
EPS:
Basic		2.435		0.598			0.310
Diluted		2.435		0.598			0.310

*	During 2013, issued shares awarded under the MIP and, up until April 22, the Company’s swap shares are deemed treasury shares and dilutive; accordingly, they have been included in the determination of weighted average diluted shares outstanding for the period. Vested but unexercised shares under the MIP are entitled to dividend; accordingly, they are participating securities for the determination of basic earnings per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

c)	In conformity with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

At an ordinary general shareholders’ meeting held on April 7, 2011, the shareholders approved to allocate the legal reserve by an amount of Ps.38,250.

As of December 31, 2015 and 2014, the Company’s legal reserve has not reached the 20% of its capital stock.

d)	Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time.

e)	Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock has to be authorized.

19.	Income tax

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

On December 11, 2013, the 2014 tax reform was approved. The effects of the changes in the MITL have been observed for the computation of Company’s deferred taxes since these effects are not retroactive. The main changes to the MITL are as follows:

(i)	Based on the approved law corporate income tax rate for 2015 and thereafter is 30%.

(ii)	In order to carry out the simplicity and lower administrative costs related to taxes payments, the tax authority abrogated the FRBT. Therefore, FRBT is no longer applicable as of January 1, 2014.

(iii)	In addition to the above, as of 2014, the new tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (Christmas bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iv)	The new MITL sets forth new criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(v)	Starting 2014, taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(vi)	A new 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders.

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

c) For the years ended December 31, 2015, 2014 and 2013, the Company reported on a combined basis a tax income of Ps.2,751,813, Ps.472,630 and Ps.51,665, respectively, which was offset by tax losses from prior years.

In accordance with the MITL, tax losses may be carried forward against taxable income generated in the succeeding ten years. Carryforward tax losses are restated based on inflation.

d) An analysis of combined income tax expense for the years ended December 31, 2015, 2014 and 2013 is as follows:

Consolidated statements of operations

	2015		2014		2013
Current year income tax expense	Ps.	(337,997)	Ps.	(17,345)	Ps.	(8,710)
Deferred income tax expense		(700,351)		(21,375)		(8,840)

Total income tax expense	Ps.	(1,038,348)	Ps.	(38,720)	Ps.	(17,550)

Consolidated statements of OCI

	2015		2014		2013
Deferred tax related to items recognized in OCI during the year
Net gain (loss) on CFH	Ps.	58,161	Ps.	38,852	Ps.	(14,346)
Remeasurement gain (loss) of employee benefits		352		474		(3,076)

Deferred tax charged to OCI	Ps.	58,513	Ps.	39,326	Ps.	(17,422)

e) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2015	2014	2013
Statutory income tax rate	30.00%	30.00%	30.00%
Annual inflation adjustment	(0.23%)	0.11%	0.45%
Nondeductible expenses	0.66%	0.64%	3.85%
Inflation on furniture, intangible and equipment	(0.34%)	(0.20%)	(0.37%)
Unrecorded deferred taxes on available tax losses carryforward	—	—	14.00%
Benefits recognized for tax losses	—	(22.92%)	(39.21%)
Inflation of tax losses	(0.02%)	(3.39%)	(6.34%)
Amendment tax return effects and other tax adjustments	(0.42%)	1.77%	3.77%
Tax rate change	—	—	0.05%

	29.65%	6.01%	6.20%

For Mexican purposes, corporate income tax is computed on accrued basis. MITL requires taxable profit to be determined by considering revenue net of tax deductions. Prior years’ tax losses can be utilized to offset current year taxable income. Income tax is determined by applying the 30% rate on the net amount after tax losses utilization.

For tax purposes, income is considered taxable at the earlier of: (i) the time the revenue is collected, (ii) the service is provided or (iii) the time of the issuance of the invoice. Expenses are deductible for tax purposes generally on accrual basis, with some exceptions, once the requirements established in the tax law are fulfilled.

f) An analysis of combined deferred taxes is as follows:

	2015				2014
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Unearned transportation revenue	Ps.	58,716	Ps.	16,089	Ps.	42,627	Ps.	1,055
Allowance for doubtful accounts		9,070		(124)		9,194		229
Provisions and other accruals		286,567		56,324		230,243		76,390
Employee benefits		3,013		343		2,319		267
Employee profit sharing		3,048		1,720		1,328		(420)
Financial instruments		126,240		(163)		68,241		(342)
Extension lease agreement		76,319		18,593		57,726		9,633
Tax losses available for offsetting against future taxable income		58,354		(459,718)		518,072		47,284
Intangible		498,263		498,263		—		—

		1,119,590		131,327		929,750		134,096
Deferred income tax liabilities:
Inventories		48,904		7,007		41,897		7,745
Rotable spare parts, furniture and equipment, net		264,101		34,558		229,543		120,487
Intangible assets		—		(21,770)		21,770		9,853
Prepaid expenses and other assets		155,078		91,364		63,714		(31,176)
Deductible supplemental rent		975,827		716,968		258,859		49,009
Other prepayment		16,575		3,551		13,024		(447)

		1,460,485		831,678		628,807		155,471

	Ps.	(340,895)	Ps.	(700,351)	Ps.	300,943	Ps.	(21,375)

	2015		2014		2013
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	Ps.	544,598	Ps.	327,785	Ps.	304,525
Deferred tax liabilities		(885,493)		(26,842)		(21,530)

Deferred tax (liability) asset, net	Ps.	(340,895)	Ps.	300,943	Ps.	282,995

A reconciliation of deferred tax liability is as follows:

	2015		2014		2013
Opening balance as of January 1,	Ps.	300,943	Ps.	282,995	Ps.	309,257
Deferred income tax (expense) benefit during the current year recorded on profits		(700,351)		(21,375)		(8,840)
Tax income benefit (expense) during the current year recorded in accumulated other comprehensive income (loss)		58,513		39,323		(17,422)

Closing balance as of December 31,	Ps.	(340,895)	Ps.	300,943	Ps.	282,995

At December 31, 2015 and 2014, the table shown above includes deferred income tax asset recognized by Concesionaria (2014) and Controladora (2015) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes a deferred tax asset should be recognized for the carryforward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards the Company has recognized at December 31, 2015 and 2014 a deferred tax asset for tax losses of Ps.58,354 and Ps.518,072, respectively.

During 2013, the Company recognized a deferred tax asset for the carryforward of available tax losses of Concesionaria for an amount of Ps.369,631, based on the positive evidence of the Company to generate taxable temporary differences against which the available tax losses can be utilized before they expire.

During 2014, the Company recognized a deferred tax asset for the carryforward of available tax losses of Controladora for an amount of Ps.491,916, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s desire to expand its operations out of Mexico, resulting in the need to find an organizational structure that is more efficient, in hopes of increasing the Company’s growing resulting in tax planning opportunities available to create taxable profit in the future.

An analysis of the available tax losses carry-forward of the Company at December 31, 2015 is as follows:

Year of loss	Historical Loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2005	Ps.	115,170	Ps.	142,044	Ps.	142,044	Ps.	—	2015
2006		297,422		387,262		387,262		—	2016
2007		333,206		442,588		442,588		—	2017
2008		317,209		414,164		414,164		—	2018
2009		344,154		425,688		425,688		—	2019
2010		95,334		113,625		113,625		—	2020
2011		559,623		645,658		645,658		—	2021
2013		181,756		197,680		21,403		176,277	2023
2014		17,341		18,235		—		18,235	2024

	Ps.	2,261,215	Ps.	2,786,944	Ps.	2,592,432	Ps.	194,512

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2015 is as follows:

	Historical Loss		Restated tax loss		Utilized		Total remaining amount
Concesionaria	Ps.	1,687,494	Ps.	2,127,459	Ps.	2,127,459	Ps.	—
Controladora		552,592		636,602		442,090		194,512
Comercializadora		20,149		21,869		21,869		—
Servicios administrativos		980		1,014		1,014		—

	Ps.	2,261,215	Ps.	2,786,944	Ps.	2,592,432	Ps.	194,512

g) At December 31, 2015 the Company had the following tax balances:

	2015
Restated contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	3,386,311
CUFIN		751,022

20.	Other operating income and expenses

An analysis of other operating income is as follows:

	2015		2014		2013
Gain on sale and leaseback (Note 14c)	Ps.	181,736	Ps.	14,192	Ps.	106,607
Others		11,419		7,915		4,670

	Ps.	193,155	Ps.	22,107	Ps.	111,277

An analysis of other operating expenses is as follows:

	2015		2014		2013
Administrative and operational support expenses	Ps.	383,805	Ps.	261,286	Ps.	147,746
Technology and communications		173,078		110,245		96,924
Insurance		54,609		55,248		59,313
Rents of offices, maintenance warehouse and hangar (Note 14 c)		25,889		20,055		22,431
Passenger services		23,195		32,388		57,956
Disposal of intangible, rotable spare parts, furniture and equipment		632		284		11,805
Penalty of anticipated IT contract cancellation		—		—		21,821
Equity transaction costs (Note 18)		22,955		—		9,424
Penalty of anticipated lease contract cancellation		—		—		7,601
Other IT expenses		—		620		7,443
Others		13,623		9,812		16,036

	Ps.	697,786	Ps.	489,938	Ps.	458,500

21.	Finance income and cost

An analysis of finance income is as follows:

	2015		2014		2013
Interest on cash and equivalents	Ps.	47,029	Ps.	23,242	Ps.	23,044
Others		5		222		1,730

	Ps.	47,034	Ps.	23,464	Ps.	24,774

An analysis of finance cost is as follows:

	2015		2014		2013
Cost of letter credit notes	Ps.	18,279	Ps.	18,189	Ps.	17,164
Interest on debts and borrowings*		—		—		38,796
Debt prepayment premium		—		—		65,206
Other finance costs		—		11,216		—
Bank fees and others		3,424		2,930		4,571

	Ps.	21,703	Ps.	32,335	Ps.	125,737

*	The borrowing costs related to the acquisition or construction of qualifying asset are capitalized as part of the cost of that asset.

	2015		2014		2013
Interest on debts and borrowings	Ps.	90,057	Ps.	42,572	Ps.	63,993
Capitalized interest		(90,057)		(42,572)		(25,197)

Net interest on debts and borrowing in the consolidated statements of operations	Ps.	—	Ps.	—	Ps.	38,796

22.	Components of other comprehensive income (loss)

	2015		2014		2013
Derivative financial instruments:
Reclassification during the year profit or loss	Ps.	287,550	Ps.	125,339	Ps.	30,075
Gain of the not-yet matured interest rate swap contracts		(18,823)		(16,954)		4,792
Gain (loss) of the not-yet matured fuel swap contracts		(11,828)		(210,957)		12,952
Extrinsic vale changes on jet fuel Asian call options		(450,768)		(26,934)		—

	Ps.	(193,869)	Ps.	(129,506)	Ps.	47,819

23.	Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2016	US$	34,122	Ps.	587,128
2017		82,275		1,415,664
2018		119,883		2,062,772
2019		91,556		1,575,352
2020		25,692		442,062

	US$	353,528	Ps.	6,082,978

(1)	Using the exchange rate as of December 31, 2015 of Ps. 17.2065.

All aircraft acquired by the Company through the Airbus purchase agreement at December 31, 2015 and 2014 have been executed through to sale and leaseback transactions.

Litigation

a) The Company and its Chief Executive Officer, Chief Financial Officer, certain of its current directors and certain of its former directors, are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the Company’s September 2013 IPO. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. Pavers and Road Builders Pension Fund was appointed as lead plaintiff for the action. The Company believes that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24.	Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2015		2014		2013
Operating revenues:
Domestic (Mexico)	Ps.	12,579,806	Ps.	10,218,973	Ps.	9,619,983
International		5,599,898		3,817,769		3,382,488

Total operating revenues	Ps.	18,179,704	Ps.	14,036,742	Ps.	13,002,471

Revenues are allocated by geographic segments based upon the origin of each flight.

25.	Subsequent events

Subsequent to December 31, 2015 and through April 27, 2016:

a)	The Company incorporated three new aircraft (A320CEO) and a new spare engine. The Company’s fleet reached 59 aircraft and 7 spare engines as of April 27, 2016.
b)	In April 2016, an extension to the LTIP was approved by the Annual Ordinary Shareholder’s Meeting. The extension was approved in the same terms of the original plan by an amount of Ps.23,000.
c)	On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees. Such extension granted 21,955,020 share appreciation rights on our Series A shares to be settled annually in cash in a period of five years in accordance with the established service condition.