Form 20-F
period 2016-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2017-04-28
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Colonia Zedec Santa Fe

United Mexican States, Mexico City, 01210

(Address of principal executive offices)

Andres Pliego Rivero Borrell (andres.pliego@volaris.com) +52-55-5261-6400

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, Mexico City, 01210

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

Ordinary Participation Certificates (Certificados de Participación Ordinarios): 755,545,755

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

☐     Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep cost low;

•	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability, geopolitical risks and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with our union;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation, changes in law and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR (passengers who are visiting friends and relatives) markets;

•	insurance costs;

•	environmental regulations;

•	cyber-attacks; and

•	other risk factors included under “Risk Factors” in this annual report.

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Operaciones” to refer to “Operaciones Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A. Volaris Opco, Comercializadora, Servicios Corporativos, Operaciones. Servicios Administrativos, Vuela and Vuela Aviación are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

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

“Average economic fuel cost per gallon” means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2015 and 2016, and for each of the three years in the period ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.20.6640 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2016. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. For more information on exchange rates, see Item 3: “Key Information—Exchange Rates.” Amounts presented in this annual report may not add up due to rounding.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following tables summarize selected financial and operating data for our business for the periods presented. You should read this selected consolidated financial data in conjunction with Item 5: “Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes thereto, all included elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS.

We derived the selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated statements of financial position data as of December 31, 2015 and 2016 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2012, 2013, and 2014 were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2012	2013	2014	2015 (11)	2016	2016
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger	10,176,747	11,117,327	11,303,327	14,130,365	17,790,130	860,924
Non-ticket	1,509,668	1,885,144	2,733,415	4,049,339	5,722,321	276,922

	11,686,415	13,002,471	14,036,742	18,179,704	23,512,451	1,137,846

Other operating income	(68,800)	(111,277)	(22,107)	(193,155)	(496,742)	(24,039)
Fuel	4,730,089	5,085,829	5,363,864	4,721,108	5,741,403	277,846
Aircraft and engine rent expense	1,885,696	2,187,339	2,534,522	3,525,336	5,590,058	270,522
Landing, take-off and navigation expenses	1,639,945	1,923,673	2,065,501	2,595,413	3,272,051	158,345
Salaries and benefits	1,302,971	1,563,239	1,576,517	1,902,748	2,419,537	117,089
Sales, marketing and distribution expenses	751,919	704,146	817,281	1,088,805	1,413,348	68,397
Maintenance expenses(2)	498,836	572,114	664,608	874,613	1,344,110	65,046
Other operating expenses	356,517	458,500	489,938	697,786	952,452	46,093
Depreciation and amortization(3)	211,002	301,531	342,515	456,717	536,543	25,965

	11,308,175	12,685,094	13,832,639	15,669,371	20,772,760	1,005,264

Operating income	378,240	317,377	204,103	2,510,333	2,739,691	132,582
Finance income	13,611	24,774	23,464	47,034	102,591	4,965
Finance cost	(89,731)	(125,737)	(32,335)	(21,703)	(35,116)	(1,699)
Exchange (loss) gain, net	(95,322)	66,428	448,672	966,554	2,169,505	104,990
Income before income tax	206,798	282,842	643,904	3,502,218	4,976,671	240,838
Income tax expense	(3,481)	(17,550)	(38,720)	(1,038,348)	(1,457,182)	(70,518)

Net income	203,317	265,292	605,184	2,463,870	3,519,489	170,320

	For the Years ended December 31,
	2012	2013	2014	2015 (11)	2016	2016
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Attributable to:
Equity holders of the parent	215,239	268,678	605,184	2,463,870	3,519,489	170,320
Non-controlling interest	(11,922)	(3,386)	—	—	—	—

Net income	203,317	265,292	605,184	2,463,870	3,519,489	170,320

Weighted average shares outstanding
Basic and diluted(4)	732,441,216	865,579,397	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677
Earnings per share
Basic and diluted(5)	0.29	0.31	0.60	2.43	3.48	0.17
Earnings per ADS
Basic and diluted(6)	2.94	3.10	6.00	24.35	34.78	1.68
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)(11)
Cash and cash equivalents	822,076	2,450,773	2,264,857	5,157,313	7,071,251	342,201
Accounts receivable, net	387,316	602,159	448,560	434,955	962,718	46,588
Guarantee deposits—current portion	238,242	499,089	545,192	873,022	1,167,209	56,485
Total current assets	1,815,018	3,999,960	3,688,669	7,223,762	11,551,116	558,995
Total assets	5,701,558	8,377,784	9,905,040	15,231,504	21,781,771	1,054,089
Total short-term liabilities	3,721,897	3,871,529	4,768,367	7,073,372	7,887,898	381,719
Long-term liabilities	904,994	543,885	666,893	1,333,301	3,099,797	150,009
Total liabilities	4,626,891	4,415,414	5,435,260	8,406,673	10,987,695	531,728
Capital stock	2,376,098	2,973,559	2,973,559	2,973,559	2,973,559	143,900
Total equity	1,074,667	3,962,370	4,469,780	6,824,831	10,794,076	522,361
CASH FLOW DATA
Net cash flows provided by operating activities	497,448	38,757	333,783	3,069,613	978,732	47,360
Net cash flows provided by (used in) investing activities	187,161	(311,926)	(1,184,968)	(601,277)	(27,958)	(1,353)
Net cash flows (used in) provided by financing activities	(271,898)	1,860,504	524,704	65,086	10,765	524
OTHER FINANCIAL DATA
EBITDA(7)	493,920	685,336	995,290	3,933,604	5,445,739	263,537
Adjusted EBITDA(7)	589,242	618,908	546,618	2,967,050	3,276,234	158,547
Adjusted EBITDAR(7)	2,474,938	2,806,247	3,081,140	6,492,386	8,866,292	429,069
OPERATING DATA(10)
Aircraft at end of period	41	44	50	56	69	—
Average daily aircraft utilization (block hours)	12.40	12.45	12.42	12.68	12.80	—
Average daily aircraft utilization (flight hours)	10.42	10.37	10.25	10.34	10.24	—
Average pesos/U.S. dollar exchange rate	13.17	12.77	13.30	15.85	18.66	—
End of period pesos/U.S. dollar exchange rate	13.01	13.08	14.72	17.21	20.66	—
Airports served at end of period	37	46	53	61	65	—
Departures(8)	58,806	68,716	74,659	87,931	101,811	—
Passenger flight segments (thousands)(8)	7,037	8,480	9,346	11,477	14,394	—
Booked passengers (thousands)(8)	7,408	8,942	9,809	11,983	15,005	—
Revenue passenger miles (RPMs) (thousands)(8)	7,668,202	9,002,831	9,722,538	11,561,859	14,325,898	—
Available seat miles (ASMs) (thousands)(8)	9,244,425	10,899,486	11,829,865	14,052,298	16,703,949	—
Load factor(9)	83%	83%	82%	82%	86%	—
Average ticket revenue per booked passenger(9)	1,374	1,243	1,152	1,181	1,189	58
Average non-ticket revenue per booked passenger	204	211	279	338	381	18
Total operating revenue per ASM (TRASM) (cents)	126.4	119.3	118.7	129.4	140.8	6.8
Passenger revenue per ASM (RASM) (cents)	110.1	102.0	95.5	100.6	106.5	5.2

	For the Years ended December 31,
	2012	2013	2014	2015 (11)	2016	2016
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Operating expenses per ASM (CASM) (cents)	122.3	116.4	116.9	111.5	124.4	6.0
CASM ex fuel (cents)	71.2	69.7	71.6	77.9	90.0	4.4
Fuel gallons consumed (thousands)	112,225	129,076	138,533	164,033	196,709	—
Average economic fuel cost per gallon	42.1	39.4	38.7	28.8	29.2	1.4
Employees per aircraft at end of period	63	61	56	59	66	—

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.20.6640 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(2)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Unvested shares awarded under the management incentive plan and our swap shares were deemed treasury shares and non-dilutive until December 31, 2012, and accordingly, they were excluded in the determination of weighted average diluted shares outstanding and disregarded in the calculation of basic and diluted earnings per share to such date. During 2013, issued shares awarded under the management incentive plan and, up until April 22, 2013, our swap shares are deemed treasury shares and entitled the awardees to participate in dividends prior to vesting; accordingly, they have been included in the determination of weighted average shares outstanding for calculating basic and diluted earnings per share for the period. The shares awarded under the share purchase plan are deemed to be treasury shares from November 6, 2014, date in which these shares were acquired by the administrative trust number F/745291, and entitled the awardees to participate in dividends from that date. Accordingly, these shares have been included in the determination of weighted average shares outstanding for calculating basic and diluted earnings per share. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”
(5)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and share purchase plans outstanding during the year, this is because the shares are entitled to a dividend if and when one is declared by the Company.
(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(7)	EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.
(8)	Includes scheduled and charter.
(9)	Includes scheduled.
(10)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(11)	Certain amounts have been reclassified for comparative purposes in accordance with our most recent audited consolidated financial statements as explained in note 1x therein.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years ended December 31,
	2012	2013	2014	2015	2016	2016
	(in thousands of pesos)					(in thousands of U.S. dollars)(1)
Reconciliation:
Net income	203,317	265,292	605,184	2,463,870	3,519,489	170,320
Plus (minus):
Finance cost	89,731	125,737	32,335	21,703	35,116	1,699
Finance income	(13,611)	(24,774)	(23,464)	(47,034)	(102,591)	(4,965)
Provision for income tax	3,481	17,550	38,720	1,038,348	1,457,182	70,518
Depreciation and amortization	211,002	301,531	342,515	456,717	536,543	25,965

EBITDA	493,920	685,336	995,290	3,933,604	5,445,739	263,537

Exchange loss (gain), net	95,322	(66,428)	(448,672)	(966,554)	(2,169,505)	(104,990)

Adjusted EBITDA	589,242	618,908	546,618	2,967,050	3,276,234	158,547

Aircraft and engine rent expense	1,885,696	2,187,339	2,534,522	3,525,336	5,590,058	270,522

Adjusted EBITDAR	2,474,938	2,806,247	3,081,140	6,492,386	8,866,292	429,069

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.20.6640 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Note Regarding the Use of Non-GAAP Financial Measures

The Company provides financial information in this filing that was not prepared in accordance with IFRS and should not be considered as an alternative to the information prepared in accordance with IFRS. This financial information, which has not been prepared in accordance with IFRS, has been denominated non-GAAP measures (Non Generally Accepted Accounting Principles). The Company provides supplemental non-IFRS financial information, which the Company’s management utilizes to evaluate its ongoing financial performance and the Company believes provides additional insight to investors as supplemental information to its IFRS results. The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: EBITDA, non-IFRS; Adjusted EBITDA, non-IFRS; Adjusted EBITDAR, non-IFRS; Revenue passenger miles (RPMs), non-IFRS; Average ticket revenue per booked passenger, non- IFRS; Average non-ticket revenue per booked passenger, non-IFRS; Total operating revenue per ASM (TRASM), non-IFRS; Passenger Revenue per ASMS (RASM), non-IFRS; Operating expenses per ASM (CASM), non-IFRS; CASM ex fuel, non-IFRS and Average economic fuel cost per gallon, non-IFRS.

B.	Exchange Rates

The following table sets forth, for the periods indicated, the high, low period-end and average buying rates, expressed in Mexican Pesos per U.S. dollar, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. We make no representation that the peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Rate(1)
	High	Low	Period End(2)	Average(3)
2012	14.3949	12.6299	13.0101	13.1685
2013	13.4394	11.9807	13.0765	12.7679
2014	14.7853	12.8462	14.7180	13.2983
2015	17.3776	14.5559	17.2065	15.8542
2016	21.0511	17.1767	20.6640	18.6567
November 2016	21.0511	18.5089	20.5521	19.9695
December 2016	20.7488	20.2226	20.6640	20.5428
January 2017	21.9076	20.6194	21.0212	21.3955
February 2017	20.7908	19.7011	19.8335	20.3525
March 2017	19.9957	18.8092	18.8092	19.4165
April 2017 (through April 26)	18.8413	18.4863	18.6521	18.7411

(1)	Source: Mexican Central Bank.
(2)	As published by the Mexican Central Bank as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on the period end.
(3)	Average of month-end rates or daily rates, as applicable.

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

On April 26, 2017 the rate for the payment of obligations denominated in foreign currency payable in Mexico as published by the Mexican Central Bank for pesos was Ps. 18.6521 per U.S. $1.00.

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

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. In his economic platform, President Enrique Peña Nieto proposed energy and fiscal reforms, among others, in order to foster economic growth. The first of these reforms was passed in December 2013 when amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the Mexican Constitution) were enacted allowing for, among other things, private sector participation in the Mexican hydrocarbons industry, including in the exploration and extraction of crude oil and natural gas and related industrial activities. The Mexican Congress has passed secondary legislation to implement these amendments. Additionally, on December 11, 2013, a fiscal reform decree amending and supplementing certain provisions of the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial sobre Producción y Servicios (IEPS Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminating the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law, or the IETU Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law, or the IDE Law), was published in the Official Gazette of the Federation. It is still unclear the effect this and other possible fiscal reforms may have on the Mexican economic policy and economy. Presidential and federal congressional elections will take place in July 2018. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2014, 2015 and 2016, the Mexican economy grew 2.1%, 2.5% and 2.3%, respectively, in terms of GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 4.08% for 2014, 2.13% for 2015 and 3.36% for 2016. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.

Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-peso exchange rate on our U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt, U.S. dollar-denominated aircraft lease payments and accounts payable arising from imports of spare parts and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because historically our U.S. dollar-denominated monetary assets (including cash, security deposits and aircraft maintenance deposits) have exceeded our U.S. dollar-denominated liabilities, the devaluation and appreciation of the peso resulted in exchange gains and losses, respectively.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms. This trend has continued as the peso depreciated 12.6% and 16.9% against the U.S. dollar in nominal terms in 2014 and 2015, respectively. As of December 31, 2016, the peso depreciated 20.1% against the U.S. dollar in nominal terms since December 31, 2015.

In 2016, approximately 69% of our total operating costs and 38% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses was denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, 80% of our outstanding financial debt and 100% of our lease payments as of December 31, 2016, are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). However, Donald Trump’s victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the currency and capital markets of emerging markets, such as Mexico and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico. On January 20, 2017, Donald Trump became president of the United States. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the United States is party to, including NAFTA, and to implement high import taxes, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration could have a material adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations. Terrorist acts in the United States and elsewhere could depress economic activity in the United States and globally, including Mexico. Furthermore, President Trump has already implemented immigration policies that have already adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come. President Trump’s immigration policies had a negative impact on our results of operations during the first quarter of 2017 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 39%, 30% and 28% of our total operating costs in 2014, 2015 and 2016, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel.”

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

The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican and Central American governmental concessions or authorizations necessary for our operations.

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States. In order to maintain the necessary concessions or authorizations issued by the SCT, acting through the DGAC, the U.S. Federal Aviation Administration, or FAA and the Central American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict which criteria the SCT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and not obtaining them will limit our expansion plans in the international market. Furthermore, we cannot predict or control any actions that the DGAC, FAA or the aviation authorities in the Central American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are subject to review by the DGAC and FAA, either of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican and Central American governmental concessions or authorizations necessary for our operations.

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

Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States and Central America may increase our costs significantly in the future.

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

The Mexican Congress is seeking to enact legislation to provide for additional passenger rights, and this legislation may increase our costs or reduce our ability to charge for certain ancillary services.

Furthermore, we cannot assure you that airline industry regulations enacted in the future in Mexico, Central America and the United States will not increase our costs significantly.

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

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. The airline industry in Mexico has recently seen a sharp contraction, with the exit of eight Mexican airlines since 2007 (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Prior to ceasing operations, Grupo Mexicana was one of our most significant competitors. In December 2016, the DOT issued a final order granting approval of, and antitrust immunity for, the proposed alliance between Delta and Aeromexico and the Mexican Antitrust Commission has also granted approval. Aeromexico and Delta will use the antitrust immunity to operate a joint venture between the U.S. and Mexico and will coordinate their network planning, pricing, and sales activities, as well as enhance the alignment of their respective frequent flyer programs. In addition, air carriers involved in reorganizations have historically engaged in substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. On March 15, 2017, Delta completed a public offering for the purchase of 32% of the capital stock of Aeromexico. Such fare discounting could lower yields for all carriers, including us.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2016, we had hedged approximately 52% and 24% of our projected fuel requirements for the years ended December 31, 2017 and 2018 respectively. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $260.6 million and U.S. $93.7 million, respectively, in 2016, and have future operating lease obligations aggregating approximately U.S. $1.7 billion over the next 14 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney (P&W), respectively, for delivery over the next four years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancún airports. Routes through Mexico City, Tijuana, Guadalajara and Cancún make up a large portion of the balance of our routes. Most of our slots in Mexico City have currently been granted on a temporary basis and could be withdrawn in the future. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. In addition, conditions affecting services at these airports or our slots, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2016, the average age of our 69 aircraft in service was approximately 4.2 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.42 block hours in 2014, 12.68 block hours in 2015 and 12.80 block hours in 2016. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires in March 2018 and may be terminated by us with 60-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319, A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by IAE and P&W. We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future. If Airbus, IAE or P&W becomes unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines or spare parts from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft, engine or spare parts. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be materially affected by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis.

Any real or perceived problem with the Airbus A320 family aircraft or IAE and P&W engines could adversely affect our operations.

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems.

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

Our business is labor intensive, with labor costs representing approximately 11%, 12% and 12% of our total operating costs for the fiscal years 2014, 2015 and 2016, respectively. As of December 31, 2016, approximately 74% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2018. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;

•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;

•	industry conditions or trends;

•	availability of routes and airport space;

•	the introduction of new services by us or by our competitors;

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual or anticipated results and analyst and investor expectations;

•	announcements by us or others and developments affecting our business;

•	changes in technology affecting our aircraft;

•	announcements, results or actions taken by our competitors;

•	investors’ perceptions of our company or the services we provide;

•	changes in financial or economic estimates by securities analysts;

•	our announcement of significant transactions or capital commitments;

•	currency devaluations and imposition of capital controls;

•	additions or departures of key management;

•	future sales of the ADSs and Series A shares;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	accidents, health concerns and other events affecting airline operations;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	changes in the price of fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or

•	sales of our common stock or other actions by investors with significant shareholdings.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Series A shares and ADSs. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. See Item 8: “Financial Information—Legal Proceedings—IPO Securities Litigation” for a description of a securities class action lawsuit (that has been dismissed) against us, our CEO, CFO, three current directors and our former chairman, brought on behalf of purchasers of ADSs in our initial public offering. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

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

In addition, additional CPOs may be issued only if the CPO deed permits the issuance of a number of CPOs sufficient to represent the shares to be issued to and held by the CPO trustee upon the exercise of preemptive rights. Because non-Mexican holders of ADSs and CPOs are not entitled to acquire direct ownership of the underlying Series A shares in respect of such ADSs and CPOs, they may not be able to exercise their preemptive rights if the CPO deed will not permit additional CPOs to be delivered in an amount sufficient to represent the shares of common stock to be issued as a result of the exercise of preemptive rights on behalf of non-

Mexican ADS or CPO holders, unless the CPO deed is modified, or a new CPO deed is entered into, which permits delivery of the number of CPOs necessary to represent the shares to be subscribed and paid as a result of the exercise of such preemptive rights. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of ADSs and CPOs to exercise preemptive rights, if and when applicable, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuance and delivery of CPOs. As a result of the limitations described above, if we issue additional shares in the future in connection with circumstances giving rise to preemptive rights, the equity interests of holders of ADSs and CPOs may be diluted. See Item 10: “Additional Information—Memorandum and Articles of Association—Preemptive Rights.”

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

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on NYSE and the Mexican Stock Exchange. The Company raised Ps.2.68 billion (approximately U.S. $207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of Ps.15.51 per share (U.S. $1.20 dollars) or U.S. $12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

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

Overview

We are an ultra-low-cost carrier, or ULCC, incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México, zip code 01210. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 164 and grown our cost-efficient Airbus A320 family aircraft from four to 69 as of December 31, 2016. We currently operate up to 302 daily flight segments on routes that connect 40 cities in Mexico as well as 28 cities in the United States and Central America. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, S.A., began operations on December 1, 2016. We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines. In 2016, our CASM was Ps.124.4 cents (U.S. $6.0 cents), compared to an average CASM of U.S. $10.5 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.4 cents in 2016. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico. During 2016, our average base fare was Ps.1,189 (U.S. $58) and we regularly offer promotional base fares of down to Ps.699 (U.S. $34). Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2016, our average load factor was 85.8%, compared to an average load factor of 81.7% for the other Latin American publicly traded airlines and 83.3% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 75.4% on-time performance rate in 2016. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2014, 2015 and 2016, we incurred capital expenditures of Ps.1.6 billion, Ps.1.5 billion and Ps.2.3 billion, which include acquisitions of two spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Concession was granted by the Mexican federal government through SCT, on May 9, 2005 originally for a period of five years, and was extended by SCT on February 17, 2010 for an additional period of ten years. The Concession authorizes us the use of certain aircraft and certain routes. Pursuant to the terms of the Mexican Aviation Law, our Concession, together with specific authorizations granted to us by the DGAC, allow us to provide domestic and international regular air transportation services. Pursuant to our Concession, we have to pay to the Mexican federal government certain fees arising from the services we render. The exhibits to the Concession must be updated every time a new aircraft is operated by Volaris Opco, any time new routes are added, or existing routes are modified. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

The permit for domestic charter air transportation of passengers was granted by the SCT on April 16, 2007, without a termination date; it authorizes certain aircraft to operate under such permit and specifies, among other terms and conditions, that Volaris Opco is required to request authorization from the DGAC before carrying out any charter flight.

The permit for international charter air transportation of passengers was granted by the DGAC on June 3, 2009 for an unspecified period of time; it authorizes certain aircraft to operate under such permit and indicates, among other terms and conditions, that Volaris Opco is required to request authorization from the DGAC, before carrying out any charter flight.

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

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in the existing routes must be approved by the DGAC. Domestic Routes are subject to our Concession and the Mexican Aviation Law. International routes to the United States are subject to our Concession, the international routes authorization permits issued by the DGAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated December 18, 2015, pursuant to which we were granted a general exemption from the DOT to allow us to operate any route into the United States. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico and vice versa. Under the USA Mexico Bilateral Air Transport Agreement any American or Mexican carrier may request authorization to fly from any city in Mexico to the United States and vice versa.

Fares

According to the Mexican Aviation Law, concessionaries or licensees of air transportation may freely set fares for the services provided by them on terms that permit the rendering of services in satisfactory conditions of quality, competitiveness, safety and consistency. The international fares must be approved by the SCT pursuant to applicable treaties except that fares for routes to and from the United States do not require approval or registration from either the SCT or any other authority. The fares (both domestic and international) must be registered with the SCT and be permanently available to users of the services. The SCT may deny the registration of fares set by the concessionaires or licensees if such fares imply predatory or monopolistic practices, dominance in the market from a competition perspective or disloyal competition which prevents the participation in the market of other concessionaires or licensees. The SCT may also set minimum and maximum levels of fares (restricting, in that case, the ability of concessionaires and holders of licenses to freely determine rates), as applicable, for the corresponding services, to promote competition. The fares will describe clearly and explicitly the restrictions such fares are subject to and will remain valid for the time and under the conditions offered. The Mexican Aviation Law provides that in the event that the SCT considers that there is no competition among concession and permit holders, the SCT may request the opinion of the Mexican Antitrust Commission and then approve regulations governing fares that may be charged for air transportation services, thus limiting the ability of participants to freely determine rates. Such regulations will be maintained only during the existence of the conditions that resulted in the negative competition effects.

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

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue permits required for airlines to provide air transportation. We hold a general exemption issued by the DOT that authorizes us to engage in scheduled air transportation of passengers, property and mail to and from any destination in the United States.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of the date of this annual report, we had FAA airworthiness certificates for 27 of our aircraft (the remainder being registered with the DGAC), we had obtained the necessary FAA authority to fly to all of the cities we currently serve and all of aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

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

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP, background checks and restrictions on carry-on baggage. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $2.50 per passenger flight segment, subject to a U.S. $5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee, or ASIF, on each airline.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 1.5% in 2017 and 2.1% in 2018 according to the Mexican Central Bank. These estimates are lower than the estimates for the United States by 81 and 41 basis points in 2017 and 2018 according to the International Monetary Fund, respectively. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the National Statistics and Geography Institute (Instituto Nacional de Estadística y Geografía). As of 2015, according to the INEGI intercensal survey, approximately 36% of the Mexican population was under 20 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 27% of the population is currently under 20 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that there are, on average 0.47 annual trips per capita, whereas in Mexico the number is roughly a portion of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2016, bus companies transported over 3.0 billion passengers in Mexico, of which approximately 80 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 20 years, with an average passenger to economic growth ratio (RPK/GDP) of 2.0 times. As a result, a GDP growth of 2.9% in the next 20 years could imply an industry growth rate of around 33% by 2021 and over 75% by 2026.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 85.8% in 2016.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 6.5% and international volumes have grown by a CAGR of 4.0% from 2006 to 2016 according to the DGAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2016:

Passenger Volumes (millions of segment passengers)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.5
% growth (decreased)	6.1%	(0.5%)	2.5%	(13.2%)	6.3%	4.1%	6.5%	8.1%	9.2%	11.7%	8.0%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5	32.9	37.1	41.8
% growth (decreased)	11.8%	23.6%	0.9%	(11.6%)	0.3%	3.9%	10.3%	8.6%	8.0%	12.9%	12.5%
Total	49.5	54.6	55.6	48.7	50.3	52.3	56.6	61.4	66.5	74.6	82.3
% growth (decreased)	8.6%	10.3%	1.7%	(12.4%)	3.3%	4.0%	8.4%	8.5%	8.3%	12.3%	10.2%

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

In 2016, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 63.5% of the domestic market, based on passenger flight segments, according to the DGAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%	23.31%	24.76%	27.50%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%	36.08%	33.81%	31.19%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%	23.75%	24.61%	21.69%
VivaAerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%	11.85%	11.74%	14.30%

Source: DGAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operations in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%	21.73%	23.08%	24.79%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%	65.71%	61.59%	56.82%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%	11.31%	13.67%	17.86%
VivaAerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%	0.93%	1.55%	0.40%

Source: DGAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta. As of December 31, 2016, we were the fifth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 32.6% from 2006 to 2016, with approximately 0.9 million booked passengers in 2006 and 15.0 million booked passengers in 2016. We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

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

Lowest Cost Structure. We believe that in 2016 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.124.4 cents (U.S. $6.0 cents), compared to Avianca at U.S. $13.2 cents, Copa at U.S. $8.8 cents, Gol at U.S. $9.8 cents, Grupo Aeroméxico at U.S. $9.0 cents and LATAM at U.S. $10.7 cents. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $10.4 cents, American at U.S. $12.8 cents, Delta at U.S. $13.0 cents, Jet Blue at U.S. $10.8 cents, Southwest Airlines at U.S. $11.2 cents and United at U.S. $12.7 cents in 2016, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.2 years as of December 31, 2016.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.80 block hours per day in 2016.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 82.4% of our tickets through these channels. We do not use global distribution system, or GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $6.92 in 2009 to U.S. $18.45 in 2016 by, among other things:

•	charging for excess baggage (over the 25 kilograms of free checked luggage required by Mexican regulations on domestic flights), and starting March 1, 2017, we began charging for the first checked luggage on routes to/from the United States and Puerto Rico);

•	utilizing our excess aircraft belly space to transport cargo;

•	passing through all distribution-related expenses;

•	charging for advance seat selection, extra legroom, and carriage of sports equipment;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our ultra-low-fare subscription service, V-Club;

•	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and

•	selling onboard advertising.

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets. We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States. We believe these people represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking. We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.699 (U.S. $34). We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2016, we had more than 50% passenger market share in 83 of our 159 routes. As of December 31, 2016 we faced no competition from any other carrier on 15% of our domestic seat capacity. We entered the U.S. market in July 2009 and by 2016 derived 32% of our passenger revenues from our U.S. routes and attributed 30% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2016, we achieved an average passenger load factor of 85.8% and an average aircraft utilization rate of 12.80 block hours per day with a standard turnaround time between flights of approximately 62 minutes. For our fleet type, our average aircraft utilization rate of 10.2 flight hours per day was among the highest worldwide and was 24% higher than the industry average of 8.3 flight hours per day for all Airbus A319 aircraft, 13% higher than the 9.0 flight hours per day for all Airbus A320 aircraft and 13% higher than the 9.0 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2016 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 75.4% on-time performance rate, 99.2% flight completion rate and a mishandled baggage rate of only 1.20 bags per 1,000 passengers in 2016.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2016, we had approximately 3.1 million fans on Facebook and 1.8 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion. In 2014, the magazine Merca 2.0® further recognized us as the first Mexican company on Twitter. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2016, we had a balance of Ps.7.1 billion in unrestricted cash and cash equivalents, representing 30.1% of the last twelve month operating revenues. As of December 31, 2016, we had financial debt of approximately Ps.2.0 billion.

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

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post- trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 421,000 members as of December 31, 2016. We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this report, we have firm commitments for 45 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next four years, including 39 of the next generation Airbus A320 NEO and six of the next generation Airbus A321 NEO, the delivery of which commenced in 2016 and will commence in 2017, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2020. During 2016, we incorporated 17 aircraft into our fleet (eight A320 CEOs and eight A321 CEOs as well as our first A320 NEO). Our fleet reached 68 aircraft as of the date of this annual report. Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

Grow Passenger Volume by Profitably Establishing New Routes. We believe our focus on low fares and customer service will stimulate growth in overpriced, underserved and inefficient new markets. We will continue our disciplined approach to domestic and international market entry by using our rigorous selection process where we identify and survey possible target markets that have the potential to be profitable within our business model. For example, in 2016, we added the following 20 new routes: one domestic route from Cancun, one domestic and three international routes from Guadalajara, three domestic and one international routes from Mexico City, one domestic route from Tijuana, five domestic and four international routes from other cities within Mexico, as well as our first route from our Central American subsidiary. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 110 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 135 routes internationally that have stage lengths of at least 200 miles. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, S.A., began operations on December 1, 2016. We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

Our Operations

Passenger Revenue

Passenger revenues accounted for approximately Ps.17.8 billion, or 76% of our total operating revenues in 2016. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

Non-Ticket Revenue

Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services. In 2016, we derived approximately Ps.5.7 billion, or 24% of our total operating revenues from non-ticket revenue.

Air travel-related services include, but are not limited to, fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related service is provided.

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

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $9.99 to U.S. $16.99, U.S. $15.99 to U.S. $17.99, U.S. $63.99 to U.S. $100, U.S. $89.99 to U.S. $100 and U.S. $73.99 to U.S. $100.99, respectively and we generate such fees in Mexico, the United States and Central America. We also make available trip insurance commercialized by third parties through our website.

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. $49.99 or a group annual membership of U.S. $149.99. V-Club subscriptions accounted for approximately 1.9% of our non-ticket revenues in 2016. Members of the V-Club have exclusive access to the lowest fares and promotions through our website. We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for approximately 2.4% of our non-ticket revenues as of December 31, 2016. As of December 31, 2016, we had approximately 421,000 V-Club members and 177,000 affinity credit card holders.

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

Route Network

We currently serve 68 cities throughout Mexico, the United States and Central America and operate up to 302 daily segments on routes that connect 40 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 28 cities in the United States and Central America, including: Austin, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, Milwaukee, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Bernardino, San Francisco, San Jose, CA, Seattle, San Juan (Puerto Rico), San Jose (Costa Rica), Managua (Nicaragua), Guatemala City (Guatemala) and San Salvador (El Salvador). Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, S.A., began operations on December 1, 2016. Vuela Aviación, S.A. currently serves 4 cities throughout Central America and operates 4 daily segments on routes that connect Central America.

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

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our mobile app, our call center, airports and third parties such as travel agents. We use our website, www.volaris.com (the contents of which are not a part of, and are not incorporated by reference into, this Annual report), as the primary platform for ticket sales. After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2016 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2016	Fee in pesos(1)
Website and mobile app	62.5%	—
Call center	14.6%	—
Third-party travel agents	17.6%	119
Airport counters	5.3%	—

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available. Approximately 89% of our sales are paid by credit and debit card and 11% by cash and other forms of payment. We have entered into agreements with Telecomunicaciones de México, Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 20,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2016, we expensed an aggregate of Ps.669.5 million in commissions, a portion of the cost of which was transferred to the customers using this service.

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

We have signed agreements with Navitaire LLC and Jeppessen Systems AB, major suppliers of IT solutions in the global airline industry. Through these agreements we are provided with technology systems that allow us to conduct our operations.

Pursuant to our agreement with Navitaire LLC, Navitaire LLC provides us with hosted reservation services, including reservations, revenue accounting, and operations management and recovery, as well as certain services related thereto. This agreement has an initial term of ten years and certain additional renewal periods, unless it is terminated with prior notice subject to certain conditions.

The foregoing description of the terms of the agreement with Navitaire LLC is intended as a summary only and is qualified in its entirety by reference to the copy filed as an exhibit to this annual report.

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instagram and YouTube. As of December 31, 2016, we had approximately 3.1 million fans on Facebook and 1.8 million followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms. We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 2.5 million e-mail addresses on a weekly basis. We also have special promotions like “your name on a plane,” where we place the first name of the winning customer on the fuselage of an aircraft for a one year period. We strive to have the highest marketing impact at the lowest cost.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 421,000 members as of December 31, 2016. The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We have one single base fare type which is a basic, “unbundled fare” that includes 25 kilograms of checked luggage on domestic flights and just a small carry-on and one personal item on board the cabin. Starting March 1, 2017, we began charging for the first checked luggage on routes to and from the United States and Puerto Rico. Our fares are non-refundable and passengers changing their travel plans on our flights are subject to flight alteration fees. In addition to our base fare, customers can choose a variety of additional products and services to customize their travel experience. These include options of pre-selecting a higher baggage allowance and an on-time performance guarantee, as well as purchasing food, beverages and other products on board. Additional products and services can be purchased at different points in time, including at the time of purchase, before the flight and at the airport. We increase the prices of these products and services the closer the customer purchases them to the departure date.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. We currently conduct approximately 9,300 monthly Net Promoter Score (NPS) surveys; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2014, 2015 and 2016:

	2014	2015	2016
On-time performance(1)	86.4%	81.2%	75.4%
Completion factor(2)	99.5%	99.8%	99.2%
Mishandled baggage(3)	1.26	1.13	1.20

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2016, our CASM was Ps.124.4 cents (U.S. $6.0 cents), compared to an average CASM of U.S. $10.5 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.4 cents in 2016.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus. Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 69 aircraft as of December 31, 2016.

As of December 31, 2016 we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

As of December 31, 2016, our fleet of 69 Airbus narrow-body aircraft consisted of 15 Airbus A319s, 44 A320s (one of them is NEO) and ten A321s. We have a young fleet with the average age of our fleet being 4.2 years as of December 31, 2016, as compared to an average of 8.6 years for the other Mexican airlines according to the DGAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 138 or 144 passengers, our Airbus A320s accommodate 174 or 179 or 180 or 186 passengers and our Airbus A321s accommodate 220 or 230 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 13 spare engines (11 leased and two owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2016:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Fleet additions (Returns)
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)
A320	—	—	2	—	—	8	7	7	8	4	8
A321	—	—	—	—	—	—	—	—	—	2	8

Total fleet	6	14	21	21	26	34	41	44	50	56	69

The following table shows the development of our fleet from 2017 to 2020 pursuant to our current contracts:

	2017E	2018E	2019E	2020E
Fleet additions (Returns)
A319	(3)	(7)	(2)	(1)
A320(1)	7	10	8	11
A321(1)	2	4	—	—

Total fleet	75	82	88	98

(1)	Pursuant to new aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet. These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (one delivered in 2016, five in 2017 and four in 2018) and six A321NEO aircraft (two in 2017 and four in 2018).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Bancomext under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements. We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered through 2020.

As of December 31, 2016, we had 69 aircraft leased pursuant to long-term lease agreements for an average term of 10.5 years each. The operating leases for these aircraft expire between 2017 and 2032. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments except for two, which provide for variable rent payments which fluctuate based on changes in LIBOR. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 30 Airbus A320 family aircraft in the next four years (from April 2017 to December 2020). The agreement provides for the addition of 30 A320 NEOs to our fleet as follows: two in 2017, six in 2018, ten in 2019, and 12 in 2020. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO (one which was delivered in September 2016) and six Airbus A321NEO that will be delivered between 2017 and 2018. We have decided to move to a bigger gauge aircraft by leasing delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy. During 2015, we executed lease agreements with different leasing companies for the lease of eight Airbus A321 CEO aircraft which were delivered during 2016.

We have 15 scheduled A319 aircraft returns in the next five years: three in 2017, seven in 2018, two in 2019, one in 2020 and two in 2021, as well as three A320 aircraft returns in the next five years: two in 2019 and one in 2020. However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

On August 16, 2013 we selected IAE engines for our 14 classic A320 CEO aircraft and P&W engines for our 30 A320 NEO aircraft.

Maintenance

We have a DGAC and FAA mandated and approved maintenance program administered by our maintenance engineering department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft. Maintenance is performed by our qualified technicians, some of whom are FAA-certified and by maintenance providers which hold the necessary certifications.

Aircraft maintenance and repair consists of routine and non-routine maintenance, and the work performed is divided into three general categories: line maintenance, major maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at the airports we currently serve. Line maintenance also includes scheduled tasks that can take from seven to 14 days to complete and are typically required approximately every 22 months.

Heavy airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to complete. Heavy engine maintenance is performed approximately every five to six years and includes a more complex work scope. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient. We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services. We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is an FAA-approved maintenance provider, has been named the number one maintenance facility by Airbus, has been awarded the FAA’s Corporate Diamond Certificate of Excellence and airlines like Jet Blue and Southwest Airlines also outsource their maintenance requirements to Aeroman.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 39%, 30% and 28% of our total operating costs in 2014, 2015 and 2016, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Social Responsibility

We are committed to social responsibility and sustainable development through the generation of economic, social and environmental value throughout all our operations. We have initiatives that include fundraising, the transportation of organs and tissues for transplants, volunteering, the donation of airplane tickets and toys to nonprofit organizations, activities to help people affected by natural disasters and buying carbon bonds to neutralize our environmental footprint, among others. We also have the Vfundación membership which allows Mexican nonprofit organizations to acquire airline tickets at a 30% discount, allowing them to reduce their operating costs. Additionally, we are part of the Sustainable IPC of the Mexican Stock Exchange. We also maintain several certifications that endorse us as a sustainable company: socially responsible company certification, model for gender equity certification and environmental management systems and quality certification (ISO 14001 and ISO 9001), as well as being a top member in the implementation of The Code (ECPAT), to end child prostitution, pornography and trafficking of children and teenagers.

C.	Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary. Comercializadora is our operating subsidiary that is primarily engaged in marketing, advertising and other commercial matters. Servicios Corporativos and Servicios Administrativos employ our employees. Operaciones performs purchase and sales of assets and services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employs some of our employees in Guatemala. Both Vuela and Servicos Earhart are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. See Exhibit 8.1 to this annual report for a complete list of our subsidiaries, their country of operation and our percentage and voting ownership in each.

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

Name	Principal Activities	Country	% Equity interest
			2016	2015
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trusts:

Management incentive plan: In December 2012, our shareholders approved a share incentive plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to the Management Trust number F/307750 (the “Management Trust”) for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee of the Management Trust. On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

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

During 2016, the key employees exercised 3,299,999 Series A shares. The key employees paid Ps.17.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”

Management incentive plan II: On February 19, 2016, our board of directors authorized an extension of the management incentive plan for certain key executives (“MIP II”). Such extension was modified and approved November 6, 2016. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the executives can exercise the MIP II once the SARs are vested was also approved. During the year ended December 31, 2016, our recorded expenses related for this plan totaled Ps.54.4 million.

Share purchase plan (equity-settled): On November 6, 2014, we approved an amendment to our long-term retention plan for the benefit of certain key executives, based on the recommendations of our board of directors at its meetings held on July 24 and August 29, 2014. In connection therewith, in November 2014, we established a share purchase plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. An irrevocable administrative trust number F/745291 was created by Servicios Corporativos, as trustee, to administer this plan.

In April and October 2016, our board of directors authorized extensions to this plan. The total costs of the plan extensions approved were Ps.14.5 million and Ps.11.6 million, respectively, to be used to purchase our shares.

An irrevocable administrative trust was created by Servicios Corporativos, as trustee, to administer this plan. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Share Purchase Plan.”

During the year ended December 31, 2015 and 2016, certain of these key employees left the Company. Therefore; the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.

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

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, zip code 01210, where we lease 6,656 square meters under a lease that expires in May 2022. We also lease a 1,500 square-meter warehouse for storage, located in Toluca within the airport area, under a lease that expires in August 2018. In addition, we sublease a hangar facility at the Tijuana airport, such sublease expires on July 15, 2017.

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

Description of Our Principal Line Items

Operating Revenues

Passenger Revenue. We derive our operating revenues primarily from transporting passengers on our aircraft. Approximately 76% of our total operating revenues were derived from passenger fares in 2016. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Non-ticket Revenue. We derived approximately 24% of our total operating revenues in 2016 from non-ticket revenue. The most significant non-ticket revenues include revenues generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services.

Air travel-related services include, but are not limited to, fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related service is provided.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2014	2015	2016
Operating revenues:
Passenger	81%	78%	76%
Non-ticket	19%	22%	24%
Total operating revenues	100%	100%	100%
Other operating income	0%	(1%)	(2%)
Fuel	38%	26%	24%
Aircraft and engine rent expense	18%	19%	24%
Landing, take-off and navigation expenses	15%	14%	14%
Salaries and benefits	11%	10%	10%
Sales, marketing and distribution expenses	6%	6%	6%
Maintenance expenses	5%	5%	6%
Other operating expenses	3%	4%	4%
Depreciation and amortization	2%	3%	2%
Total operating expenses, net	99%	86%	88%
Operating income	1%	14%	12%
Finance income	0%	0%	0%
Finance cost	0%	0%	0%
Exchange gain, net	3%	5%	9%
Income before income tax	5%	19%	21%
Income tax expense	0%	(6%)	(6%)
Net income	4%	14%	15%

Revenues from our international operations represented 27.2%, 30.8% and 33.1% of our total revenues in 2014, 2015 and 2016, respectively, and revenues from our domestic operations represented 72.8%, 69.2% and 66.9% of our total revenues in 2014, 2015 and 2016, respectively.

Revenue Recognition. Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel. Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, upon provision of the corresponding transportation service or expiration of the ticket, the earned revenue is credited to operations as revenues and the liability account is reduced by the same amount. All of our tickets are non-refundable, and subject to change upon the payment of a fee. Additionally, we do not operate a frequent flier program. Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services:

•	Air travel-related services include, but are not limited to, fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. They are recognized as revenue when the related service is provided.

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

Aircraft and Engine Rent Expense. Aircraft rent expense consists of monthly lease rents for our 69 aircraft and 11 spare engines, as of December 31, 2016, under the terms of the related operating leases and is recognized on a straight line basis. Aircraft rent expense also includes gains and losses related to our interest rate swap contracts that qualify for hedge accounting. Additionally, if we determine that we will probably not recover partially or completely the maintenance deposits we pay to the lessor as maintenance deposits, we record these amounts in the results of operations as additional aircraft rent (supplemental and contingent rent) from the time we make the determination over the remaining term of the lease.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2014	2015	2016	2016
	(In Ps.cents)			(In U.S. $ cents)(1)
Other operating income	(0.2)	(1.4)	(3.0)	(0.1)
Fuel	45.3	33.6	34.4	1.6
Aircraft and engine rent expense	21.4	25.1	33.5	1.6
Landing, take-off and navigation expenses	17.5	18.5	19.6	0.9
Salaries and benefits	13.3	13.5	14.5	0.7
Sales, marketing and distribution expenses	6.9	7.7	8.5	0.4
Maintenance expenses	5.6	6.2	8.0	0.4
Other operating expenses	4.1	5.0	5.7	0.3
Depreciation and amortization	2.9	3.3	3.2	0.2

Total operating expenses, net	116.9	111.5	124.4	6.0

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.20.6640 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 2% to 3% per year for the next ten years according to the Mexican Central Bank, which is 0% to 1% above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. Mexico’s projected GDP growth is expected to result in the number of middle-income homes continuing their growth trend, having already grown from 5.1 million in 1992 to 15.8 million in 2008. Regarding population dynamics as of 2015, according to the INEGI intercensal survey, around 36% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2016 was 3.36% according to the INEGI. As of December 31, 2016, international reserves were at U.S. $176.5 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps.124.4 cents (U.S. $6.0 cents) we believe was the lowest CASM in Latin America in 2016, compared to Avianca at U.S. $13.2 cents, Copa at U.S. $8.8 cents, Gol at U.S. $9.8 cents, Grupo Aeroméxico at U.S. $9.0 cents and LATAM at U.S. $10.7 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $10.4 cents, American at U.S. $12.8 cents, Delta at U.S. $13.0 cents, JetBlue at U.S. $10.8 cents, Southwest Airlines at U.S. $11.2 cents and United at U.S. $12.7 cents.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico. In 2016, the Mexican low-cost carriers (including us) combined had 63.5% of the domestic market based on passenger flight segments. We had 27.5% of the domestic market which placed us second, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 3.0 billion in 2016, of which approximately 80 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-

distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United. We have grown rapidly in the international market since we started international operations in 2009, reaching 35% market share on the routes that we operate and 10% market share considering all routes between Mexico and the United States in 2016, according to the DGAC.

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

In addition, on January 20, 2017, Donald Trump became president of the United States. President Trump has already implemented immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come. President Trump’s immigration policies had a negative impact on our results of operations during the first quarter of 2017 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 39%, 30% and 28% of our total operating expenses for 2014, 2015 and 2016. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico.

During 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts. During the years ended December 31, 2014 and 2015 we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2016, we also entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 projected fuel consumption, respectively. During the year ended December 31, 2015, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% and 23% of our 2016 and 2017 projected fuel consumption, respectively.

As of December 31, 2016, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS, BP Products North America, Chevron and Associated Energy Group fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. While most of our revenue is generated in Mexican pesos, 33% of our revenues came from our operations in the United States and Central America during the year ended December 31, 2016 (compared to 31% during the year ended December 31, 2015) and U.S. dollar denominated collections accounted for 36% and 38% of our total collections in 2015 and 2016, respectively. In addition, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 67% and 69% of our total operating costs in 2015 and 2016. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals and maintenance costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2015, and 2016, our net asset position denominated in U.S. dollars was U.S. $390.1 million and U.S. $584.5 million, respectively. As a result of the significant depreciation of the peso against the U.S. dollar in the last three years and our net U.S. dollar asset position, we recorded a foreign exchange gain, net of Ps.448.7 million in 2014, Ps.966.6 million in 2015 and Ps.2.2 billion in 2016.

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

Due to the young age of our fleet (approximately 4.2 years on average as of December 31, 2016), maintenance expense in 2015 and 2016 remained relatively low. For the years ended December 31, 2015 and 2016 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.295.8 million and Ps.226.5 million, respectively. For the years ended December 31, 2014, 2015 and 2016 the amortization of these deferred major maintenance expenses was Ps.253.4 million, Ps.352.9 million Ps.404.7 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2014, 2015 and 2016, total maintenance costs amounted to Ps.664.6 million, Ps.874.6 million and Ps.1.3 billion, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps.2.1 billion (U.S. $107.1 million) in 2017.

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

Ramp-up Period for New Routes. During 2014 we opened 38 new routes, added 22 more in 2015 and 20 more in 2016. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps.834.9 million, Ps.1.4 billion and Ps.2.2 billion in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps.43.0 million in 2014, Ps.73.3 million in 2015 and Ps.143.9 million in 2016 of maintenance deposits as supplemental rent.

As of December 31, 2014, 2015 and 2016 we had prepaid maintenance deposits of Ps.3.4 billion, Ps.4.9 billion and Ps.7.1 billion, respectively, recorded in our consolidated statement of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the years ended December 31, 2014, 2015 and 2016 we extended the lease term of one aircraft agreement, three aircraft agreements and two agreements, respectively. These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.47.4 million, Ps.92.6 million and Ps.92.5 million during 2014, 2015 and 2016, respectively.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2014, 2015 and 2016, we amortized Ps.26.9 million, Ps.45.3 million and Ps.74.7 million respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

During the year ended December 31, 2016, we added 13 new net aircraft to our fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

For the years ended December 31, 2014, 2015 and 2016, we expensed as contingent rent Ps.110,736, Ps.290,857 and Ps.201,434, respectively.

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

In 2014, 2015 and 2016, we capitalized costs of major maintenance events of Ps.585.7 million, Ps.415.0 million and Ps.226.5 million, respectively and we recognized amortization expenses of Ps.253.4 million, Ps.352.9 million and Ps.404.7 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statement of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.918.0 million, Ps.1,227.5 million and Ps.1,748.8 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

During the year ended December 31, 2014, 2015 and 2016 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.14.2 million, Ps.181.7 million and Ps.484.8 million respectively, that was recorded as other operating income in the consolidated statement of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps.30.7 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2014, 2015 and 2016, we amortized a loss of Ps.3.0 million, Ps.3.0 million and Ps.3.0 million, respectively, as additional aircraft rental expense.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG (LHT), as amended in December 2016, that expires December 31, 2022, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to the results of operations. Additionally, this transaction includes a sale and leaseback agreement for certain components. As part of this total support agreement, we received credit notes of Ps.46.5 million, which was deferred on the consolidated statement of financial position and is being amortized on a straight line basis, prospectively during the term of the agreement.

During 2014, 2015 and 2016, we amortized a corresponding benefit from these credit notes of, Ps.9.3 million, Ps.9.3 million and Ps.9.3 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

During 2014, we applied Ps.21.1 million, to outstanding LHT invoices. Additionally, as of December 31, 2013, we also recorded an account receivable of Ps.10 million for the unused portion of the credit notes. The credit notes were used during the year ended December 31, 2014.

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

The total cost of this share purchase plan approved in November 2014 is Ps.10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount is being expensed over the vesting period, which commenced on November 11, 2014 and will end in November 2019.

In April and October 2016, extensions to this share purchase plan were approved by our board of directors. The total cost of the extensions approved was Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2014, 2015 and 2016, we recognized Ps.1.1 million, Ps.6.0 million and Ps.7.8 million, respectively, as compensation expense associated with the complete share purchase plan in our consolidated statement of operations.

Movements during the year

The following table illustrates the number of shares associated with our share purchase plan during the year:

Number of Series A shares
Outstanding as of December 31, 2015	*617,001
Purchased during the year	513,002
Granted during the year	—
Exercised during the year	(425,536)
Forfeited during the year	(86,419)

Outstanding as of December 31, 2016	*618,048

*	These shares were presented as treasury shares in the consolidated statement of financial position as of December 31, 2015 and 2016 and all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s share purchase plan is as follows:

Number of Series A shares	Vesting period
345,270*	November 2016 - 2017
171,010	November 2017 - 2018
101,768	November 2018 - 2019
618,048

*	Includes the shares acquired during November 2015.

During the years ended December 31, 2015 and 2016, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2016, 86,419 shares were forfeited.

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

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps.25.9 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

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

During 2016, the key employees participating in the management incentive plan exercised 3,299,999 Series A shares. The key employees paid Ps.17.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,891,410)		5.31		(25,993)

Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—

Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,414,860)		5.31		(23,461)

Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(3,299,999)		5.31		(17,536)

Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733

At December 31, 2012, 2013, 2014, 2015 and 2016, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2015, and 2016, 15,857,856 and 12,557,857 share options were vested, respectively. As of December 31, 2014, the total number of vested and unvested shares amounted to 17,246,405 and 3,026,311, respectively. As of December 31, 2013, the total number of vested and unvested shares amounted to 14,228,364 and 6,044,352, respectively.

Management Incentive Plan II

On November 6, 2016, our board of directors approved an extension of the management incentive plan to certain key employees, known as MIP II. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the executives can exercise MIP II once the SARs are vested was also approved.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below). The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2016 was Ps.54.4 million. The compensation cost is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2016, we recorded Ps.54.4 million associated with these SARs in our consolidated statement of operations.

Number of SARs (Grant date: November 6, 2016)	Exercisable date
2,030,540	November 2017
2,030,540	November 2018
2,030,540	November 2019
3,384,240	November 2020
4,061,100	November 2021
13,536,960

Cash-settled Transactions. Cash-settled transactions include a share appreciation rights (“SARs”) plan.

Long-term Retention Plan

During 2010, we adopted an employee long-term retention plan, the purpose of which is to retain high-performing employees within the organization by paying incentives depending on our performance. Incentives under this plan were payable in three annual installments, following the provisions for other long-term benefits under IAS 19. During the year ended December 31, 2013 and 2012 we expensed Ps.6.3 million and Ps.6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a share purchase plan (equity-settled) and share appreciation rights plan (cash-settled).

Long-term Incentive Plan

Share Appreciation Rights

On November 6, 2014 we granted 4,315,264 Series A SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment. As of the grant date the amount of SARs granted under this plan totaled Ps.10.8 million.

Under the share purchase program extensions described above, the number of SARs granted to certain of our key executives totaled 1,793,459 and 2,044,604, respectively, which amounts to a cost of Ps.11.6 million (or Ps.7.6 million, net of withheld taxes) and Ps.14.5 million (or Ps.9.5 million, net of withheld taxes), for the years ended December 31, 2015 and 2016, respectively. The SARs vest during a three-year period as long as the employee completes the required service period.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below). The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2015 and 2016 was Ps.14.5 million and Ps.15.7 million, respectively. The compensation cost is recognized in our consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2014, 2015 and 2016, we recorded Ps.1.7 million, Ps.44.7 million and Ps.31.7 million, respectively, in respect of these SARs in our consolidated statement of operations.

Number of SARs (Grant date: November 6, 2014)	Exercisable date
2,301,000	November 2016-2017
1,055,996	November 2017-2018
482,475	November 2018-2019
3,839,471

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. During 2016, all derivative financial instruments held qualified for hedge accounting. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2016 we did not have any collateral recorded as a guarantee deposits.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statement of financial position as an asset or liability. The cost of aircraft fuel consumed in 2014, 2015 and 2016 represented 39%, 30% and 28% of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments. During 2014 and 2015, we entered into aircraft fuel swap hedges (further described in the paragraph immediately below) that gave rise to a loss of Ps.85.7 million and Ps.128.3 million, respectively. Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statement of operations. As of December 31, 2014, the fair value of these fuel swap instruments was a net asset position of Ps.169.6 million. All of the Company’s US Gulf Coast Jet fuel 54 swaps positions matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During 2016, we did not enter into US Gulf Jet Fuel 54 swap contracts. During the years ended December 31, 2014 and 2015, we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2016, we entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 fuel consumption.

During the year ended December 31, 2014, we elected to adopt IFRS 9 (2013), which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 (2013) allows us to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel 54 Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss. Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9 (2013). The hedged item (jet fuel consumption) of the Jet fuel 54 Asian call options contracted by us represent a non-financial asset (energy commodity), which is not in our inventory. Instead, it is directly consumed by our aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories. Rather, it is initially accounted for in our other comprehensive income (OCI) and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). As of January 2015, we began to reclassify these amounts (previously recognized as a component of equity) to our statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein. As of December 31, 2016, the fair value of our outstanding U.S. Gulf Coast Jet fuel 54 Asian call options was Ps.867.8 million, which was presented as part of the financial assets line item of our consolidated statement of financial position. As of December 31, 2016, the hedging costs attributable to extrinsic value changes in these options as recognized in other comprehensive income totaled Ps.218 million. They were, and will be, recycled to our fuel cost throughout 2017 and until 2018, as these options expire on a monthly basis.

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

During the years ended on December 31, 2014, 2015 and 2016 the Company did not enter into exchange rate derivatives financial instruments.

Our foreign exchange exposure as of December 31, 2014, 2015 and 2016 was a net asset position of U.S. $234.0 million, U.S. $390.1 million and U.S. $584.5 million, respectively.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates. As of December 31, 2014, 2015 and 2016, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.83.5 million, Ps.55.8 million and Ps.14.1 million, respectively. These instruments are included as liabilities in our consolidated statement of financial position. In 2014, 2015 and 2016, the reported loss on the instruments was Ps.39.6 million, Ps.46.5 million and Ps.48.8 million, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2016
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	328,845	943,046	—	1,271,891
Short-term working capital facilities	716,290	—	—	716,290
Derivative financial instruments
Interest rate swaps	14,144	—	—	14,144

Total	1,059,279	943,046	—	2,002,325

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2014, 2015 and 2016 we had tax loss carry-forwards amounting to Ps.1.7 billion, Ps.194.5 million and Ps.111.1 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2014, 2015 and 2016 we used tax-loss carry-forwards of Ps.424.5 million, Ps.1.6 billion and Ps.195.1 million, respectively.

Central America (Guatemala and Costa Rica)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2016, we obtained a net operating loss which has not been recognized as a deferred tax asset. We recognized Ps. 17.2 million of recoverable deferred taxes due to the carryforward tax loss in Costa Rica.

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

For the years ended December 31, 2014, 2015 and 2016, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2014, 2015 and 2016, the allowance for doubtful accounts was Ps.27.8 million, Ps.24.6 million and Ps.19.3 million, respectively.

Operating Revenues

2015 compared to 2016

For the years ended December 31,
2015	2016	Variation
(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	14,130,365	17,790,130	3,659,765	25.9%
Non-ticket	4,049,339	5,722,321	1,672,982	41.3%

Total operating revenues	18,179,704	23,512,451	5,332,747	29.3%

Operating Data
Capacity (in ASMs in thousands)	14,052,298	16,703,949	2,651,651	18.9%
%Load factor booked	82%	86%	4.0p	p
Booked passengers (in thousands)	11,983	15,005	3,022	25.2%
Average ticket revenue per booked passenger	1,181	1,189	8	0.7%
Average non-ticket revenue per booked passenger	338	381	43	12.9%
Revenue passenger miles (RPMs in thousands)	11,561,859	14,325,898	2,764,039	23.9%

Passenger Revenue. The 25.9% increase in passenger revenue in 2016 was primarily due to growth in ASM capacity resulting from the incorporation of 13 new net aircraft and our demand stimulation strategies. Our traffic as measured in terms of RPMs increased by 23.9% in 2016, also resulted from the increase in our fleet size. Additionally, our average ticket revenue per booked passenger increased 0.7% year over year.

Non-ticket Revenue. The 41.3% increase in non-ticket revenue in 2016 was primarily due to higher volume of passengers electing to purchase non-ticket items. Additionally, we continued executing our fare unbundling and demand stimulation strategies.

2014 compared to 2015

For the years ended December 31,
2014	2015	Variation
(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	11,303,327	14,130,365	2,827,038	25.0%
Non-ticket	2,733,415	4,049,339	1,315,924	48.1%

Total operating revenues	14,036,742	18,179,704	4,142,962	29.5%

Operating Data
Capacity (in ASMs in thousands)	11,829,865	14,052,298	2,222,433	18.8%
%Load factor booked	82%	82%	—	0.1p	p
Booked passengers (in thousands)	9,809	11,983	2,174	22.2%
Average ticket revenue per booked passenger	1,152	1,181	29	2.5%
Average non-ticket revenue per booked passenger	279	338	59	21.3%
Revenue passenger miles (RPMs in thousands)	9,722,538	11,561,859	1,839,321	18.9%

Passenger Revenue. The 25.0% increase in passenger revenue in 2015 was primarily due to growth in ASM capacity resulting from the incorporation of six new net aircraft. Our traffic as measured in terms of RPMs increased by 18.9% in 2015, also resulted from the increase in our fleet size. Additionally, our average ticket revenue per booked passenger increased 2.5%.

Non-ticket Revenue. The 48.1% increase in non-ticket revenue in 2015 was primarily due to the higher volume of passengers electing to purchase non-ticket items. Additionally, we continued implementing dynamic pricing strategies and launching new products, such as a fast pass and rental car on board.

Operating Expenses, net

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for %)
Other operating income	(193,155)	(496,742)	(303,587)	>100%
Fuel	4,721,108	5,741,403	1,020,295	21.6%
Aircraft and engine rent expense	3,525,336	5,590,058	2,064,722	58.6%
Landing, take-off and navigation expenses	2,595,413	3,272,051	676,638	26.1%
Salaries and benefits	1,902,748	2,419,537	516,789	27.2%
Sales, marketing and distribution expenses	1,088,805	1,413,348	324,543	29.8%
Maintenance expenses	874,613	1,344,110	469,497	53.7%
Other operating expenses	697,786	952,452	254,666	36.5%
Depreciation and amortization	456,717	536,543	79,826	17.5%

Total operating expenses, net	15,669,371	20,772,760	5,103,389	32.6%

Total operating expenses, net increased 32.6% in 2016 primarily as a result of growth of operations and other factors described below.

Other Operating Income. Other operating income increased Ps.303.6 million or >100% in 2016, primarily because of a higher number of sale and leaseback transactions, which resulted in higher profit realized during 2016.

Fuel. Fuel expense increased 21.6% in 2016 as a result of an increase in the average fuel cost per gallon of 1.4% and an increase in fuel gallons consumed of 19.9% which, in turn, was primarily due to more aircraft in operation and a 15.8% increase in our departures.

During the years ended December 31, 2016 and 2015, we entered into Asian call options contracts. These instruments also qualify for hedge accounting. As a result, during 2016, their extrinsic value of Ps.305.2 million was recycled to the cost of fuel.

Additionally, during the year ended December 31, 2015, we entered into US Gulf Coast Jet Fuel 54 swaps positions, which were accounted for as cash flow hedges that gave rise to a loss of Ps.128.3 million. All of the US Gulf Coast Jet Fuel 54 swaps positions matured on June 30, 2015, and therefore there was no balance outstanding as of December 31, 2015.

Aircraft and Engine Rent Expense. Aircraft and engine rent expense increased 58.6%. This increase was primarily driven by: (i) an increase in our supplemental and contingent rent of Ps.853.7 million, (ii) the depreciation of approximately 17.7% of the average exchange rate of the peso against the U.S. dollar, which negatively affected our aircraft rent in peso terms in an amount of Ps.508.8 million, (iii) higher aircraft and engine rent expenses related to 13 new net aircraft and three new engines of Ps.475.1 million, and (iv) an increase of Ps.263.6 million relating to the full year operation of the seven new A320 aircraft received during the year ended December 31, 2015. These increases were partially offset by a decrease in other rent expenses of Ps.36.2 million.

Landing, Take-off and Navigation Expenses. The 26.1% increase in landing, take-off and navigation expenses in 2016 was primarily due to a 6.6% increase in the number of airports served. In addition, our operations as measured by number of departures increased by 15.8%. These increases were partially offset by incentives received from certain airport groups as a result of the growth of our operations.

Salaries and Benefits. The 27.2% increase in salaries and benefits in 2016 was primarily the result of a 37.7% increase in our total number of employees, which were required for our increased operations and fleet size. Additionally, the variable compensation of our workforce increased also due to the increased operations recorded during 2016. See Item 6: “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses. The 29.8% increase in sales, marketing and distribution expenses was primarily due to the increase of 29.3% in operating revenues and additional marketing expenses related to our efforts to promote the new routes.

Maintenance Expenses. The 53.7% increase in maintenance expenses in 2016 was the result of a 23.2% increase in the size of our fleet due to the addition of 13 new net aircraft in 2016. Additionally, during 2016, our maintenance expenses on a peso basis increased due to the depreciation of approximately 17.7% in the average exchange rate of the peso against the U.S. dollar during 2016.

Other Operating Expenses. Other operating expenses increased 36.5%. This increase was primarily the result of additional administrative support expenses and technical and communication support required for the growth of our operations.

Depreciation and Amortization. Depreciation and amortization increased 17.5% in 2016 primarily due to the amortization of major maintenance events associated with the aging of our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2016 and 2015, we recorded amortization of major maintenance leasehold improvements of Ps.404.7 million and Ps.352.9 million, respectively.

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

Operating Results

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	18,179,704	23,512,451	5,332,747	29.3%
Total operating expenses, net	15,669,371	20,772,760	5,103,389	32.6%

Operating income	2,510,333	2,739,691	229,358	9.1%

Operating Income. As a result of the factors outlined above, our operating income was Ps.2.7 billion in 2016, a 9.1% increase compared to our operating income of Ps.2.5 billion in 2015.

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

Financial Results

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	47,034	102,591	55,557	>100%
Finance cost	(21,703)	(35,116)	(13,413)	61.8%
Exchange gain, net	966,554	2,169,505	1,202,951	>100%

Total financing results	991,885	2,236,980	1,245,095	>100%

Total Financing Results. The variation in financing results was primarily due to the increase in our exchange gain. This exchange gain resulted from the significant 20.1% depreciation of the peso against the U.S. dollar, since we maintained a net asset position of U.S. $584.5 million in 2016. Our U.S. dollar net asset position mainly resulted from the value of our cash and cash equivalents, security deposits and aircraft maintenance deposits. Additionally, our finance income increased Ps.55.6 million, mainly due to an increase in our cash and equivalents during the year ended December 31, 2016, and consequently, an increase in short-term investments.

2014 compared to 2015

	For the years ended December 31,
	2014	2015	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	23,464	47,034	23,570	>100%
Finance cost	(32,335)	(21,703)	10,632	(32.9%)
Exchange gain, net	448,672	966,554	517,882	>100%

Total financing results	439,801	991,885	552,084	>100%

Total Financing Results. The variation in financing results was primarily due to our exchange gain. This exchange gain resulted from the significant 16.91% depreciation of the peso against the U.S. dollar since we maintained a net asset position of U.S. $390.1 million in 2015. Our U.S. dollar net asset position mainly resulted from our aircraft maintenance deposits paid to the lessors. Additionally, our finance income increased Ps.23.6 million, due to an increase in short-term investments.

Income Tax Expense and Net Income

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for %)
Net income
Income before income tax	3,502,218	4,976,671	1,474,453	42.1%
Income tax expense	(1,038,348)	(1,457,182)	(418,834)	40.3%

Net income	2,463,870	3,519,489	1,055,619	42.8%

We recorded net income of Ps.3.5 billion in 2016 compared to a net income of Ps.2.5 billion in 2015. At December 31, 2016 and 2015, we had tax loss carry-forwards amounting to Ps.111.1 million and Ps.194.5 million, respectively. These losses relate to our operations, which in conformity with current Mexican Income Tax Law may be carried forward and used to offset taxable income generated in the succeeding ten years. The effective tax rate during 2015 and 2016 was of 29.7% and 29.3%, respectively.

During the years ended December 31, 2016 and 2015 we used Ps.195.1 million and Ps.1.6 billion, respectively, in available tax loss carry-forwards.

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

B. Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2014	2015	2016
	(In thousands of pesos)
Net cash flows provided by operating activities	333,783	3,069,613	978,732
Net cash flows used in investing activities	(1,184,968)	(601,277)	(27,958)
Net cash flows provided by financing activities	524,704	65,086	10,765

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered through 2020.

Our cash and cash equivalents increased by Ps.1.9 billion, from Ps.5.2 billion at December 31, 2015 to Ps.7.1 billion at December 31, 2016. At December 31, 2016, we had available credit lines totaling Ps.6.9 billion, of which Ps.5.0 billion were related to financial debt and Ps.1.9 billion were related to letters of credit (Ps.3.7 billion were undisbursed). At December 31, 2015, we had available credit lines totaling Ps.3.0 billion, of which Ps.1.8 billion were related to financial debt and Ps.1.2 billion were related to letters of credit (Ps.680.4 million were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2016, 87% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 13% were denominated in pesos. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps.978.7 million and Ps.3.1 billion in 2016 and 2015, respectively. The decrease was primarily due to an increase in payments of guarantee deposits and prepaid expenses in 2016 as compared to 2015.

Net cash flows provided by operating activities totaled Ps.3.1 billion and Ps.333.8 million in 2015 and 2014, respectively. The increase was primarily due to an increase in our operating profits in 2015 as compared to 2014.

Net cash flows used in investing activities. During 2016, net cash flow used in investing activities totaled Ps.28.0 million, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps.1.3 billion, partially offset by pre-delivery payments reimbursements totaling Ps.1.7 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps.416.0 million.

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

Net cash flows provided by financing activities. During 2016, net cash flows provided by financing activities totaled Ps.10.8 million, which consisted primarily of proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps.1.0 billion, and additional short-term working capital facilities with Banco Nacional de México, S.A. and Bank of America México, S.A. of Ps.716.0 million; which were partially offset by payments of aircraft financing pre-delivery payments for a net amount of Ps.1.5 billion, other financing payments of Ps.134.7 million and interest paid of Ps.39.4 million.

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

Loan Agreements

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014 and November 27, 2014, under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of nineteen A320 aircraft. On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of eight additional A320 aircraft. Finally, we entered into one further amendment to this loan agreement on November 30, 2016, to finance the pre-delivery payments for the twenty-two remaining A320 aircraft under the Airbus purchase agreement.

The aggregate principal amount of this revolving line is for up to U.S. $199.6 million, of which U.S. $113.1 million is provided by Banco Santander México and U.S. $86.5 million by Bancomext. This revolving credit facility bears annual interest at three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.25 percentage points. The final maturity is on May 31, 2021. Any principal repaid may be re-borrowed until October 31, 2020. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

In December 2016, we entered into two short-term working capital facilities: the first with Bank of America México, S.A. Institución de Banca Múltiple in the amount of U.S. $15.0 million, bearing annual interest at one-month LIBOR plus a spread of 1.60 percentage points, and the other with Banco Nacional de México S.A. in the amount of Ps.406.3 million, bearing annual interest at TIIE 28 days plus a spread of 0.80 percentage points (the Interbank Equilibrium Interest Rate (tasa de interés interbancaria de equilibrio) or the TIIE).

As of December 31, 2016, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities.

C. Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico and the United States. We have also registered several additional trademarks and slogans with the trademark office in Mexico.

We operate software products under licenses from our vendors, including Jeppesen Systems AB and Navitaire LLC. Under our agreements with Airbus, we use Airbus’ proprietary information to maintain our aircraft.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2016:

	Contractual Obligations Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	1,994,283	1,051,237	785,022	158,024	—
Operating lease obligations(2)	35,700,045	4,795,923	9,297,224	8,666,500	12,940,398
Flight equipment, spare engines and spare parts purchase obligations(3)	6,515,893	1,615,828	4,369,175	530,890	—

Total future payments on contractual obligations	44,210,221	7,462,988	14,451,421	9,355,414	12,940,398

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2011, we signed an amendment to our purchase agreement with Airbus for an additional order of 44 A320 family aircraft for delivery between 2014 and 2020.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps.6.5 billion from 2017 to 2020.

In 2017, we expect our capital expenditures, excluding pre-delivery payments, to be Ps.1.8 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.	Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 11 principal members, of which 45.45% are independent and three of which have been appointed by our Series B shareholders.

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

Name	Age	Title	Alternate*
Alfonso González Migoya	72	Independent Director and Chairman of the Board
Brian H. Franke	53	Director	Andrew Broderick
William A. Franke	80	Director	John R. Wilson
Harry F. Krensky	53	Director	Carlos Miguel Mendoza Valencia
Roberto José Kriete Ávila	64	Director	Rodrigo Salcedo Moore
Stanley L. Pace	63	Independent Director

Name	Age	Title	Alternate*
William Dean Donovan	55	Independent Director	Rodolfo Montemayor Garza
Enrique Javier Beltranena Mejicano	54	Director	Marco Baldocchi Kriete
José Luis Fernández Fernández	57	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	66	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	66	Independent Director	José Carlos Silva Sánchez-Gavito

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

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

William A. Franke has been one of our directors since 2010. He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary). He is currently the managing member of Indigo Partners LLC (since 2002) and a managing partner of Newbridge Latin America L.P. (since 1996), both of which are private equity firms. Mr. Franke is chairman of the board of directors of Frontier and JetSmart Airlines (Chile) and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer/chairman of America West Airlines from 1993 to 2001. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Mr. Franke has undergraduate and graduate degrees from Stanford University. He also has an honorary doctorate from Northern Arizona University awarded in 2008. He is Brian H. Franke’s father.

Harry F. Krensky has been one of our directors since our founding. He is also a member of the board of directors of transportation company Traxion, hospital operator H+ABC (SISI) and education company AMCO International. Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. He has also served as an adjunct professor of international business at New York University’s Stern School of Business. He was a member of the Board of Trustees of Colby College. Mr. Krensky has a Bachelor of Arts from Colby College, a master’s degree from the London School of Economics and Political Science and a Master of Business Administration from the Columbia University Graduate School of Business.

Roberto José Kriete Avila was a founder of Volaris and has been one of our directors since 2005. He has an active role in managing private investments in sectors such as aviation, real estate, agribusiness and hotels. Mr. Kriete is also chairman of the board of Aeromantenimiento, S.A., a member of the board of Avianca Holdings, president of the Latin American and Caribbean Air Transport Association (ALTA), and a member of the boards of Teléfonos de Mexico, S.A.B. de C.V. and vice chairman of the board of the Agape Foundation in El Salvador and Escuela Superior de Economía y Negocios (ESEN). He has also served as a member of the boards of Banco Agrícola of El Salvador, Fundación Empresarial para el Desarrollo Educativo (FEPADE) and Fundación Salvadoreña para la Salud y el Desarrollo Humano (FUSAL). Mr. Kriete has an undergraduate degree from the University of Santa Clara and a Master of Business Administration from Boston College. He is Marco Baldocchi Kriete’s uncle.

Stanley L. Pace has been one of our directors since April 2017. He is a senior partner and director at Bain & Company where he has served as a member and chairman of most of the company’s key governance boards. Mr. Pace was the founder of the transformation and airline practices at Bain & Company and has led many of the company’s largest and most successful relationships and transformations. For a period of two years in the late 1990s, Mr. Pace became the chief executive officer of ATA. At that time, ATA was the largest charter airline in the world. Mr. Pace received an undergraduate degree in finance from the University of Utah where he graduated as valedictorian. He later received his Master of Business Administration from Harvard Business School where he graduated with high distinction.

William Dean Donavan has been one of our directors since 2010 (prior to April 2017, he served as an alternate director). He is a Managing Director of Columbia Equity Partners and is a senior advisor to Discovery Americas, a Mexico City based private equity fund. Mr. Donovan sits on the boards of Prophet Brand Strategy, a marketing consultancy, and Metropolitan Bank. In 2005, he co-founded Volaris along with several other parties. Between 1989 and 2003, Mr. Donovan worked with Bain & Company. He was Managing Director of Bain Africa between 1999 and 2002 and head of Bain’s airline practice and auto practice at various times. He is also an advisor to Stellar Labs, a software company focused on floating fleet optimization and revenue management in the private aviation space. In 2005, Mr. Donovan co-founded Diamond Stream, a SaaS analytics application for the Travel and Entertainment industry. Mr. Donovan has served as chief operating officer of Nimblefish Technologies, a specialized micromarketing agency and as chief executive officer of SearchForce, a paid search workflow management and optimization platform. Mr. Donovan received his Bachelor of Arts from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and his Master of Business Administration from the Wharton School at the University of Pennsylvania.

Enrique Beltranena has been our chief executive officer since March 2006 and one of our directors since September 2016. Previously he worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s, he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. Mr. Beltranena was named to the Entrepreneur of The Year Hall of Fame in Monaco after being nominated by Ernst & Young—Innovation in 2012. He was also named Entrepreneur of The Year in Mexico after being nominated by Ernst & Young—Mexico in 2011. He also received the National Order of Merit (Knight’s Badge) from the President of France. Currently Mr. Beltranena serves as Chairman of the Superior Council of the Universidad Panamericana in Mexico and of the IPADE Business School.

José Luis Fernández Fernández has been one of our independent directors since 2012 and he also serves as the chairman of our audit committee. He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., Grupo Financiero Banamex and Banco Nacional de Mexico, S.A., and an alternate member of the board of Arca Continental, S.A.B. de C.V. Mr. Fernández is a partner at Chevez Ruiz Zamarripa. Mr. Fernández has a degree in Public Accounting from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

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

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit committee. He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work. Mr. Slowik is also a member of the board of directors of Rotor Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively. Mr. Slowik is a board member and chairs the audit committees of two related, but separately incorporated, privately held companies – Quintillion Holdings, LLC and Quintillion Subsea Holdings, LLC. These companies are building and will operate a subsea system connecting Nome, Alaska to Prudhoe Bay, Alaska, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska. Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

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

Name	Age	Title
Enrique Beltranena	54	Chief Executive Officer
Fernando Suárez	43	Chief Financial Officer
Jaime Pous	47	Chief Legal Officer
José Luis Suárez	49	Chief Operating Officer
Holger Blankenstein	42	Chief Commercial Officer
Carlos Alberto González	43	Corporate Control and Compliance Director
Jimmy Zadigue	44	Internal Audit Director

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

Carlos Alberto González has been our corporate control and compliance director since June 2016 and was our corporate control director from June 2010 to May 2016. Currently, he is responsible for accounting, reporting, internal control, revenue assurance, taxes and accounting operations. He has been with us since April 2006. Prior to joining us, he worked as a financial planning and control manager in Mexico and in Spain for Grupo Telefonica Moviles. Additionally, he previously was a senior associate at PricewaterhouseCoopers and an internal auditor analyst at Scotiabank Inverlat. Mr. González is a Certified Public Accountant with a post-graduate degree in Corporate Finance from ISEC University and he also holds a Masters of Business Administration degree from Antonio de Nebrija University in Spain.

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

Director and Executive Compensation

In 2016, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps.160.8 million. The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.7.8 million, and the rest of the directors received a compensation of Ps.7.3 million.

Our directors or executive officers are not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.

Long-term Retention Plan

During 2010, we adopted an employee long-term retention plan, the purpose of which is to retain high-performing employees within the organization by paying incentives depending on our performance. During the year ended December 31, 2013 and 2012 we expensed Ps.6.3 million and Ps.6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a share purchase plan (equity-settled) and share appreciation rights plan (cash-settled).

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

In April and October 2016, extensions to this share purchase plan were approved by our board of directors. The total cost of the extensions approved was Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2014, 2015 and 2016, we recognized Ps.1.1 million, Ps.6.0 million and Ps.7.8 million, respectively, as compensation expense associated with the share purchase plan in our consolidated statement of operations.

During the years ended December 31, 2015 and 2016, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2016, 86,419 shares were forfeited.

At December 31, 2016, 618,048 shares were held in trust under this share purchase plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

Share Appreciation Rights

On November 6, 2014, November 6, 2015 and November 6, 2016, we granted 4,315,264 SARs, 1,793,459 SARs and 2,044,604 SARs, respectively to key executives. The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps.10.8 million, Ps.11.6 million and Ps.14.5 million, respectively.

During the year ended December 31, 2015 and 2016, we made a cash payment to key employees related to the SARs plan of Ps.31.3 million and Ps.31.1 million, respectively. These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2016 and November 2015, respectively.

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

During 2016, the key employees participating in the management incentive plan exercised 3,299,999 Series A shares. The key employees paid Ps.17.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

At December 31, 2016, 2015 and 2014, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2015 and 2016, 15,857,856 and 12,557,857 share options were vested, respectively.

Management Incentive Plan II

On November 6, 2016, our board of directors approved an extension of the management incentive plan to certain key employees, known as MIP II. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the executives can exercise MIP II once the SARs are vested was also approved.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table above, see Item 5: “Long-term Incentive Plans—Management Incentive Plan II”). The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2016 was Ps.54.4 million. The compensation cost is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2016, we recorded Ps.54.4 million associated with these SARs in our consolidated statement of operations.

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

As of December 31, 2016, we had 4,550 employees, which consisted of 892 pilots, 1,415 flight attendants, 88 ramp operations personnel, 1,044 airport and customer service personnel, 272 maintenance personnel and 839 management and administrative personnel. 3,386 of our employees (approximately 74%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 26% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2017 for a term of one year. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2014	2015	2016
Pilots	509	616	892
Flight attendants	930	1,091	1,415
Ramp operations personnel	110	84	88
Airport and customer service personnel	392	573	1,044
Maintenance personnel	236	250	272
Management and administrative personnel	628	690	839

Total	2,805	3,304	4,550

Average of employees per aircraft	56	59	66

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

E.	Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	5,120,990*
Carlos Mendoza Valencia	Director	879,240	*
John A. Slowik	Independent director	30,500	*
Rodrigo Salcedo	Alternate director	120,000*
William Dean Donovan	Director	1,590,590	*
Alfonso González Migoya	Chairman of the Board	107,791
Marco Baldocchi	Alternate director	630,500	*
Enrique Beltranena	Chief Executive Officer	39,253
Fernando Suárez	Chief Financial Officer	112,007
Jaime Pous	Chief Legal Officer	23,430
José Luis Suárez	Chief Operating Officer	16,866
Holger Blankenstein	Chief Commercial Officer	23,073	*
Carlos Alberto González	Corporate Control and Compliance Director	20,655
Jimmy Zadigue	Internal Audit Director	19,507	*

*	Shares owned through CPOs or ADSs.

This share ownership represents less than 0.86% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

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

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this report with respect to beneficial ownership of our capital stock, after giving effect to the stock split described in note 18 to our audited consolidated financial statements included elsewhere in this annual report:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Number		Percentage
5% Shareholders:	Series A	Series B	Series A	Series B
Blue Sky Investments, S.à. r.l.(1)	70,201,880	44,857,124	8.0	33.5
Discovery Air and other funds managed by Discovery Americas(2)	32,959,868	45,968,598	3.8	34.3
Funds managed by Indigo(3)	139,380,920	43,194,749	15.9	32.2
Named Executive Officers and Directors:
William A. Franke(3)	139,380,920	43,194,749	15.9	32.2
Harry Krensky(2)	36,837,488	45,968,598	4.2	34.3
All Executive officers and directors as a group (three persons) HSBC trust F/307750	12,557,857	—	1.4	—

(1)	Consists of 44,857,124 Series B shares and 70,201,880 Series A shares (deposited CPOs) held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17, rue Robert Stümper, L-2557 Luxembourg.
(2)	Consists of 45,968,598 Series B shares and 27,856,276 Series A shares (deposited in the CPO trust) held by Discovery Air Investments, L.P., and 5,103,592 Series A shares held by HSBC México, S.A., as trustee of the trust F/262374 (“Discovery Americas II Mex”). Harry Krensky has management responsibilities in respect of Discovery Air Investments, L.P. that include voting the Discovery Air Investments, L.P.’s ownership interest in Volaris, but he does not have sole power to dispose of such interest and he disclaims any beneficial ownership nor any voting rights on the shares held by Discovery Americas II Mex. The investment committees of the respective Discovery Americas funds have dispositive power over these shares. Discovery Air has a principal business address at: c/o Discovery Air, 189 Baldwin Road, Mt. Kisco, NY 10549.
(3)	Consists of 42,194,100 Series B shares and 136,152,290 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A., and 1,000,649 Series B shares and 3,228,630 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of a fund that is the manager of Long Bar LatAm, LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at: c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, Arizona 85016.
(4)	Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 12,557,857 Series A shares, representing 1.4% of our outstanding capital stock. Such shares are fully paid and held in trust for the benefit of certain of our executive officers. The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us. Item 6: “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2016, 66,327,780 ADSs (equivalent to 663,277,800 shares, or 66% of the total outstanding shares of our common stock) were outstanding and held of record by 19 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed. This agreement is for a five-year term. As of December 31, 2014, 2015 and 2016, the balances due under our prior agreement with Aeroman, dated March 6, 2007, were Ps.0.6 million, Ps.4.5 million and Ps.30.6 million, respectively. We also incurred expense under this agreement of Ps.163.3 million, Ps.114.2 million and Ps.308.7 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Human Capital International

We entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, alternate member of our board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2016, we accrued an expense under this agreement of Ps.3.1 million for the year ended December 31, 2016.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer, and Rodolfo Montemayor Garza, an alternate member of our board of directors, are shareholders of such company. Servprot provides security services for the Mr. Beltranena and his family, as well as for Mr. Montemayor. At December 31, 2016, we accrued an expense of Ps.1.7 million in connection with these services.

One Link, S.A. de C.V.

One Link, S.A. de C.V. (“One Link”) is a related party because Marcho Baldochi, an alternate member of our board, is a director of this company. One Link is our call center service provider. As of December 31, 2016, our balance due under this agreement was Ps.33.8 million, and we accrued an expense under this agreement of Ps.168.3 million for the year ended December 31, 2016.

SearchForce, Inc.

SearchForce, Inc.(“SearchForce”) is a related party because William Dean Donovan, a member of our board, is a director of this company. SearchForce provides us with consultation services and advertising management. As of December 31, 2016, our balance due under this agreement was Ps.0.6 million, and we accrued an expense under this agreement of Ps.3.4 million for the year ended December 31, 2016.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-75 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business, except as noted below:

IPO Securities Litigation

We, as well as our CEO, CFO, three current directors and certain of our directors, were among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to our September 2013 initial public offering. The complaint, which also named as defendants the underwriters of the IPO, generally alleged that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to our recognition of non-ticket revenue in violation of the federal securities laws, and sought unspecified damages and rescission. Pavers and Road Builders Pension Fund was appointed as lead plaintiff for the action. On August 22, 2016, our and the other defendants’ motion to dismiss was granted with prejudice in favor of us and the rest of the defendants. The plaintiff did not appeal the judge’s decision and the time to appeal has expired. Accordingly, any right of the plaintiff to pursue the litigation has ended.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2014, 2015 and 2016, we did not allocate any amount to our legal reserve fund. As of December 31, 2014, our reserve fund was Ps.38.2 million, or 1.3% of our capital stock. As of December 31, 2015, our reserve fund was Ps.38.2 million or 1.3% of our capital stock. As of December 31, 2016, our reserve fund was Ps.291.2 million or 9.8% of our capital stock.

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

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.” The ADSs began trading on the NYSE on September 18, 2013 and were issued initially by the Bank of New York Mellon. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

	High	Low
Year
2013	15.14	12.65
2014	13.97	6.92
2015	18.96	8.61
2016	21.52	13.77
Quarter
First Quarter 2017	15.00	11.50
Recent Six Months
November 2016	19.30	14.65
December 2016	15.23	13.77
January 2017	15.00	12.85
February 2017	14.87	11.50
March 2017	14.09	12.15
April 2017 (through April 26, 2017)	14.39	12.74

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., or the Mexican Stock Exchange, under the trading symbol “VOLAR.” The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Series A shares on the Mexican Stock Exchange:

	High	Low
Year
2013	19.97	16.48
2014	18.95	9.00
2015	31.33	12.67
2016	37.92	28.36
Quarter
First Quarter 2017	32.20	22.84
Recent Six Months
November 2016	35.77	30.30
December 2016	31.04	28.36
January 2017	32.20	27.86
February 2017	30.14	22.84
March 2017	26.71	24.02
April 2017 (through April 26, 2017)	27.03	24.58

Source: Bloomberg

On April 26, 2017, the last reported sale price of the Series A shares on the Mexican Stock Exchange was Ps.24.58 per share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Register

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013, and as of the date of this annual report have not been amended.

Corporate Object and Purpose

Article 2 of our by-laws state that our corporate purpose is, in general, to undertake any type of act, and execute any type of agreements, instruments and documents, including those of commercial and civil nature, permitted by the applicable law, in Mexico or in any other jurisdiction.

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

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this report our outstanding capital stock consisted of 877,856,206 Series A shares and 134,020,471 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Calls for shareholders’ meetings will be required to be published in the electronic system implemented by the ministry of economy at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call. Calls will have to contain the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, all relevant information will be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry, present evidence of the deposit of their certificates with a financial institution or deposit them with our secretary, or present certificates issued by the custodian of the holder of our Series A shares, together with an Indeval certification. Investors holding our CPOs may not vote nor cause the underlying Series A shares to be voted by the CPO trustee.

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

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of eleven principal members and seven alternate members. Five members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of controlling shareholders may not be deemed independent directors.

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

As a safe harbor for the benefit of directors, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not arise if the director acted in good faith and (i) complied with applicable law and our by- laws, (ii) acted based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (iii) selected the more adequate alternative in good faith, or if the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then available information. Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and enforceability of this safe harbor remains uncertain.

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

Appraisal Rights

Whenever our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one corporate form to another, any shareholder entitled to vote that voted against the matters approved has the right to withdraw and receive the book value of its shares as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this appraisal right within 15 days after the meeting at which the relevant matter was approved. Since holders of our CPOs may have no voting rights, appraisal rights generally will not be available to them.

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

If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold ADSs are encouraged to consult their tax advisors.

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

Taxation of Dividends and Other Distributions

Subject to the “passive foreign investment company” rules discussed below, distributions of cash or property with respect to ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of Volaris’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the CPO trustee. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its ADSs, such excess will constitute capital gain and generally will be treated as described below under “—Sale or Other Taxable Disposition of ADSs.” Dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations. We do not currently intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that all distributions made with respect to the ADSs generally will be treated as dividends (as described above).

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

Dividends paid in pesos (including the amount of any Mexican taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are actually or constructively received by the CPO trustee, regardless of whether the dividends are converted into U.S. dollars at that time. If the pesos are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize an exchange gain or loss. However, if the U.S. Holder converts the pesos into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the pesos into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss. Such gain or loss generally will be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of exchange gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt by the CPO trustee.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2016 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder generally will be taxable currently on its pro rata share of Volaris’ ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which Volaris is treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder will recognize taxable income without the corresponding receipt of cash from Volaris with which to pay the resulting tax obligation. The basis in the ADSs held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in the ADSs, and will not be taxed again as distributions to the U.S. Holder.

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

A U.S. Holder who owns ADSs during any taxable year that Volaris is treated as a PFIC would be required to file IRS Form 8621 in order to comply with an annual filing requirement. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the ADSs, the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should Volaris be considered a PFIC for any taxable year and the application of the information reporting requirements to their particular situation.

Additional Tax on Net Investment Income

If a U.S. holder is not a corporation, a U.S. Holder generally will be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income generally will include any dividend income on the ADSs and gain recognized by the U.S. holder with respect to the sale or other taxable disposition of the ADSs, unless such income or gain is derived in the ordinary course of the U.S. Holder’s trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are encouraged to consult their own tax advisors regarding the applicability of the additional tax on net investment income to their income and gain in respect of the ADSs.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2014, 2015 and 2016 represented approximately 39%, 30% and 28%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts. During the years ended December 31, 2014 and 2015 we entered into US Gulf Coast Jet fuel 54 swap contracts to hedge approximately 20% and 5% of our fuel consumption, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2016, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 projected fuel consumption, respectively. During the year ended December 31, 2015, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% and 23% of our 2016 and 2017 projected fuel consumption, respectively.

US Gulf Coast Jet fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers. Based on our 2016 annual fuel consumption, a 10% increase in the average price per gallon of the US Gulf Coast Jet fuel 54, would have increased our fuel budget expense for 2016 by approximately Ps.458 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel swaps derivative contracts as of December 31, 2013 and 2014 was a net asset position of Ps.11.1 million and a net liability position of Ps.169.6 million, respectively. All of our US Gulf Coast Jet fuel 54 swaps positions matured on June 30, 2015, and therefore there was no balance outstanding as of December 31, 2015. The fair value of our fuel call options as of December 31, 2016 and 2015 was a net asset position of Ps.867.8 million and Ps.78.7 million, respectively. We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2016, we believe the credit exposure related to these fuel forward contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2016, we had hedged approximately 52% and 24% of our projected fuel requirements for the years ended December 31, 2017 and 2018, respectively.

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 33% of our revenues came from operations in the United States for the year ended December 31, 2016 (compared to 31% in 2015), U.S. dollar denominated collections accounted for 38% and 36% of our total collections in 2016 and 2015. Our foreign exchange exposure as of December 31, 2014, 2015 and 2016 are a net asset position by, U.S. $234.0 million, U.S. $390.1 million and U.S. $584.5 million, respectively. During the years ended December 31, 2016, 2015 and 2014, we did not enter into exchange rate derivatives financial instruments.

As a result of the significant depreciation and appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain of Ps.448.7 million, Ps.966.6 million and Ps.2.2 billion in 2014, 2015 and 2016, respectively.

Interest Rates. We have market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases. A hypothetical 100 bps increase in LIBOR in 2016 would have affected our aircraft rent expense in 2016 by Ps.10.2 million. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. At December 31, 2014, 2015 and 2016, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.83.5 million, Ps.55.8 million and Ps.14.1 million, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext and the short-term working capital facilities with Banco Nacional de México, S.A. and Bank of America México, S.A. A hypothetical 100 bps increase in market interest rates as of December 31, 2016 would have increased our debt interest payment in 2016 on our consolidated statement of financial position by Ps.12.6 million.

The following table illustrates the sensitivity of our derivative financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a 100 basis point positive or negative change in the referenced interest rate, the LIBOR curve, with all other variables held constant, in our statement of financial position.

Increase (decrease) in LIBOR curve	Position as of December 31, 2016 effect on equity (thousands of U.S. dollars)
+100 basis points	US$1.04
-100 basis points	(1.05)

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:

U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S. $0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S. $0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Expenses of the depositary	Conversion of foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

Persons Depositing CPOs or ADR Holders Must Pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.	As necessary

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

Depositary Payments

During 2016, U.S. $406.1 thousand was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.	Use of Proceeds

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the

Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2016, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Mancera, S.C., an independent registered public accounting firm, on our internal control over financial reporting is included with the audit report accompanying our audited financial statements included in this annual report.

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

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2016 and 2015. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2016 and 2015 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2016	2015
	(in Pesos)
Audit Fees(1)	13,385,051	10,079,185
Audit-Related Fees(2)	2,511,333	3,973,979
Tax Fees(3)	676,930	1,116,530
All Other Fees	—	—

Total	16,573,314	15,169,694

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings, which for 2015 include our secondary follow-on offering.
(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our auditors for the assurance and related services, tax compliance reports and social security reports.
(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by transfer pricing.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2016, 2015 and 2014 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global Limited, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2016, 2015 and 2014, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2016, 2015 and 2014 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Rule 4350(h)

Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may request the opinion of a third- party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 through F-75.

ITEM 19	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1	By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.7†	Aircraft Repair and Maintenance Service Agreement, dated as of March 6, 2007, between the Company and Aeromantenimiento, S.A. (incorporated by reference to Exhibit 10.8 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.8†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of September 17, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.15†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of October 10, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.16†	Lease Agreement, dated as of March 26, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.17 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.17†	Lease Agreement, dated as of April 20, 2007, between the Company and International Lease Finance Corporation (incorporated by reference to Exhibit 10.18 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.18†	Lease Agreement, dated as of June 18, 2007, between the Company and Arrendadora Financiera Inbursa, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada Grupo Financiero Inbursa (incorporated by reference to Exhibit 10.19 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.19†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.20 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.20†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.21 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.21†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.23 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.22†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.23†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.24†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.25†	Lease Agreement, dated as of April 7, 2011, between the Company and MASL Ireland (22) Limited (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.26†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.27†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.32 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.28†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.33 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.29†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.30†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.31†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.32†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.33†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.34†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.35†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.36†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.38†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.39†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.40†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.41†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.42†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.43†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.44†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.45†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.46†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit

4.47†	Revolving Credit Line Agreement dated July 27, 2011, as amended among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.48†	Master Agreement, dated as of July 20, 2009, between the Company and Sabre, Inc. (incorporated by reference to Exhibit 10.53 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.49†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.50†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1	List of the Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

15.2	Consent Letter of Mancera, S.C., a member practice of Ernst & Young Global Limited.

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	Chief Executive Officer

By:	/s/ Fernando Suárez
Name:	Fernando Suárez
Title:	Chief Financial Officer

By:	/s/ Jaime Pous
Name:	Jaime Pous
Title:	Chief Legal Officer

Date: April 27, 2017

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 27, 2017 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

Mexico City, Mexico

April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2017 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global Limited

/s/ MANCERA, S.C.

Mexico City, Mexico April 27, 2017

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2016 (Thousands of U.S.		At December 31,
	dollars*)		2016		2015
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	342,201	Ps.	7,071,251	Ps.	5,157,313
Accounts receivable:
Other accounts receivable, net (Note 8)		20,683		427,403		263,022
Recoverable value added tax and others		16,567		342,348		156,905
Recoverable income tax		9,338		192,967		15,028
Inventories (Note 9)		11,802		243,884		163,073
Prepaid expenses and other current assets (Note 10)		75,616		1,562,526		585,276
Financial instruments (Notes 3 and 5)		26,303		543,528		10,123
Guarantee deposits (Note 11)		56,485		1,167,209		873,022

Total current assets		558,995		11,551,116		7,223,762

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		122,194		2,525,008		2,549,650
Intangible assets, net (Note 13)		5,519		114,041		94,649
Financial instruments (Notes 3 and 5)		15,693		324,281		68,602
Deferred income taxes (Note 19)		27,054		559,083		544,598
Guarantee deposits (Note 11)		317,454		6,559,878		4,692,603
Other assets		7,180		148,364		57,640

Total non-current assets		495,094		10,230,655		8,007,742

Total assets	US$	1,054,089	Ps.	21,781,771	Ps.	15,231,504

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	104,218	Ps.	2,153,567	Ps.	1,957,254
Suppliers		41,706		861,805		781,094
Related parties (Note 7)		3,147		65,022		14,316
Accrued liabilities (Note 15a)		86,402		1,785,439		1,379,575
Other taxes and fees payable (Note 1q)		71,440		1,476,242		1,106,726
Income taxes payable		9,497		196,242		308,536
Financial instruments (Notes 3 and 5)		684		14,144		44,301
Financial debt (Note 5)		50,873		1,051,237		1,371,202
Other liabilities (Note 15c)		13,752		284,200		110,368

Total short-term liabilities		381,719		7,887,898		7,073,372

Long-term liabilities:
Financial instruments (Notes 3 and 5)		—		—		11,473
Financial debt (Note 5)		45,637		943,046		219,817
Accrued liabilities (Note 15b)		8,218		169,808		157,331
Other liabilities (Note 15c)		6,608		136,555		49,131
Employee benefits (Note 16)		650		13,438		10,056
Deferred income taxes (Note 19)		88,896		1,836,950		885,493

Total long-term liabilities		150,009		3,099,797		1,333,301

Total liabilities		531,728		10,987,695		8,406,673

Equity (Note 18):
Capital stock		143,900		2,973,559		2,973,559
Treasury shares		(4,034)		(83,365)		(91,328)
Contributions for future capital increases		—		1		1
Legal reserve		1,851		38,250		38,250
Additional paid-in capital		87,138		1,800,613		1,791,040
Retained earnings		286,855		5,927,576		2,408,087
Accumulated other comprehensive income (loss)		6,651		137,442		(294,778)

Total equity		522,361		10,794,076		6,824,831

Total liabilities and equity	US$	1,054,089	Ps.	21,781,771	Ps.	15,231,504

*	Convenience translation to U.S. dollars (Ps.20.6640) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	2016 (Thousands of U.S. dollars*, except for earnings		For the years ended December 31,
	per share)		2016		2015		2014
Operating revenues (Notes 1d and 24):
Passenger	US$	860,924	Ps.	17,790,130	Ps.	14,130,365	Ps.	11,303,327
Non-ticket (Note 1d)		276,922		5,722,321		4,049,339		2,733,415

		1,137,846		23,512,451		18,179,704		14,036,742
Other operating income (Note 20)		(24,039)		(496,742)		(193,155)		(22,107)
Fuel		277,846		5,741,403		4,721,108		5,363,864
Aircraft and engine rent expenses (Note 14c)		270,522		5,590,058		3,525,336		2,534,522
Landing, take-off and navigation expenses		158,345		3,272,051		2,595,413		2,065,501
Salaries and benefits		117,089		2,419,537		1,902,748		1,576,517
Sales, marketing and distribution expenses		68,397		1,413,348		1,088,805		817,281
Maintenance expenses		65,046		1,344,110		874,613		664,608
Other operating expenses (Note 20)		46,093		952,452		697,786		489,938
Depreciation and amortization (Notes 12 and 13)		25,965		536,543		456,717		342,515

Operating income		132,582		2,739,691		2,510,333		204,103
Finance income (Note 21)		4,965		102,591		47,034		23,464
Finance cost (Note 21)		(1,699)		(35,116)		(21,703)		(32,335)
Foreign exchange gain, net		104,990		2,169,505		966,554		448,672

Income before income tax		240,838		4,976,671		3,502,218		643,904
Income tax expense (Note 19)		(70,518)		(1,457,182)		(1,038,348)		(38,720)

Net income	US$	170,320	Ps.	3,519,489	Ps.	2,463,870	Ps.	605,184

Earnings per share basic:	US$	0.168	Ps.	3.478	Ps.	2.435	Ps.	0.598
Earnings per share diluted:	US$	0.168	Ps.	3.478	Ps.	2.435	Ps.	0.598

*	Convenience translation to U.S. dollars (Ps.20.6640) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2016 (Thousands of U.S. dollars*)		For the years ended December 31,
			2016		2015		2014
Net income for the year	US$	170,320	Ps.	3,519,489	Ps.	2,463,870	Ps.	605,184

Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedges (Note 22)		30,231		624,694		(193,869)		(129,506)
Income tax effect (Note 19)		(9,069)		(187,408)		58,161		38,852
Exchange differences on translation of foreign operations		(230)		(4,756)		—		—
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Remeasurement loss of employee benefits (Note 16)		(21)		(442)		(1,174)		(1,581)
Income tax effect (Note 19)		6		132		352		474

Other comprehensive income (loss) for the year, net of tax	US$	20,917	Ps.	432,220	Ps.	(136,530)	Ps.	(91,761)

Total comprehensive income for the year, net of tax	US$	191,237	Ps.	3,951,709	Ps.	2,327,340	Ps.	513,423

*	Convenience translation to U.S. dollars (Ps.20.6640) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Retained earnings (Accumulated losses)		Remeasurement of employee benefits		Cash flow hedges		Exchange differences on translation of foreign operations		Total equity
Balance as of January 1, 2014	Ps.	2,973,559	Ps.	(107,730)	Ps.	1	Ps.	38,250	Ps.	1,785,744	Ps.	(660,967)	Ps.	(375)	Ps.	(66,112)	Ps.	—	Ps.	3,962,370
Treasury shares		—		(7,059)		—		—		—		—		—		—		—		(7,059)
Long-term incentive plan cost (Note 17)		—		—		—		—		1,046		—		—		—		—		1,046
Net income for the period		—		—		—		—		—		605,184		—		—		—		605,184
Other comprehensive loss items		—		—		—		—		—		—		(1,107)		(90,654)		—		(91,761)

Total comprehensive income (loss)		—		—		—		—		—		605,184		(1,107)		(90,654)		—		513,423

Balance as of December 31, 2014		2,973,559		(114,789)		1		38,250		1,786,790		(55,783)		(1,482)		(156,766)		—		4,469,780
Exercise of stock options (Note 17)		—		23,461		—		—		—		—		—		—		—		23,461
Long-term incentive plan cost (Note 17)		—		—		—		—		4,250		—		—		—		—		4,250
Net income for the period		—		—		—		—		—		2,463,870		—		—		—		2,463,870
Other comprehensive loss items		—		—		—		—		—		—		(822)		(135,708)		—		(136,530)

Total comprehensive income (loss)		—		—		—		—		—		2,463,870		(822)		(135,708)		—		2,327,340

Balance as of December 31, 2015		2,973,559		(91,328)		1		38,250		1,791,040		2,408,087		(2,304)		(292,474)		—		6,824,831
Treasury shares		—		(17,025)		—		—		17,025		—		—		—		—		—
Exercise of stock options (Note 17)		—		17,536		—		—		—		—		—		—		—		17,536
Forfeited shares from incentive plan		—		963		—		—		(963)		—		—		—		—		—
Long-term incentive plan cost (Note 17)		—		6,489		—		—		(6,489)		—		—		—		—		—
Net income for the period		—		—		—		—		—		3,519,489		—		—		—		3,519,489
Other comprehensive (loss) income items		—		—		—		—		—		—		(310)		437,286		(4,756)		432,220

Total comprehensive income (loss)		—		—		—		—		—		3,519,489		(310)		437,286		(4,756)		3,951,709

Balance as of December 31, 2016	Ps.	2,973,559	Ps.	(83,365)	Ps.	1	Ps.	38,250	Ps.	1,800,613	Ps.	5,927,576	Ps.	(2,614)	Ps.	144,812	Ps.	(4,756)	Ps.	10,794,076

	US$	143,900	US$	(4,034)	US$	—	US$	1,851	US$	87,138	US$	286,855	US$	(127)	US$	7,008	US$	(230)	US$	522,361

*	Convenience translation to U.S. dollars (Ps.20.6640) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	Thousands of U.S. dollars*		For the years ended December 31,
	2016		2016		2015		2014
Operating activities
Income before income tax	US$	240,838	Ps.	4,976,671	Ps.	3,502,218	Ps.	643,904
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)		25,965		536,543		456,717		342,515
Provision for doubtful accounts (Note 8)		443		9,164		8,825		9,964
Finance income (Note 21)		(4,965)		(102,591)		(47,034)		(23,464)
Finance cost (Note 21)		1,699		35,116		21,703		32,335
Net foreign exchange differences		(51,023)		(1,054,333)		(483,329)		(294,966)
Financial instruments (Notes 4 and 22)		17,128		353,943		287,550		125,339
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)		(23,401)		(483,565)		(180,433)		(13,908)
Employee benefits (Note 16)		151		3,122		2,549		1,764
Aircraft and engine lease extension benefit and other benefits from service agreements		(3,977)		(82,178)		(62,122)		(40,234)
Management incentive and long-term incentive plans (Note 17)		234		4,826		4,250		1,046

Cash flows from operating activities before changes in working capital		203,092		4,196,718		3,510,894		784,295
Changes in operating assets and liabilities:
Related parties		2,454		50,706		13,749		(1,584)
Other accounts receivable		(7,616)		(157,370)		(52,157)		41,570
Recoverable and prepaid taxes		(17,489)		(361,377)		63,499		97,276
Inventories		(3,911)		(80,811)		(23,400)		(25,838)
Prepaid expenses		(49,702)		(1,027,040)		(353,451)		55,234
Other assets		946		19,540		28,758		2,928
Guarantee deposits		(94,723)		(1,957,350)		(1,164,911)		(694,566)
Suppliers		6,589		136,178		300,447		(16,717)
Accrued liabilities		24,177		499,584		272,555		134,915
Other taxes and fees payable		25,335		523,524		433,863		73,185
Unearned transportation revenue		9,500		196,313		536,319		27,466
Financial instruments		(21,821)		(450,902)		(637,879)		(164,877)
Other liabilities		12,603		260,437		127,170		8,144

		89,434		1,848,150		3,055,456		321,431
Interest received		4,965		102,591		47,034		23,490
Income tax paid		(47,039)		(972,009)		(32,877)		(11,138)

Net cash flows provided by operating activities		47,360		978,732		3,069,613		333,783

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(106,402)		(2,198,697)		(1,403,863)		(1,574,137)
Acquisitions of intangible assets (Note 13)		(2,942)		(60,792)		(52,228)		(28,457)
Pre-delivery payments reimbursements (Note 12)		83,870		1,733,093		669,718		395,639
Proceeds from disposals of rotable spare parts, furniture and equipment (Note 12)		24,121		498,438		185,096		21,987

Net cash flows used in investing activities		(1,353)		(27,958)		(601,277)		(1,184,968)

Financing activities
Proceeds from exercised stock options (Note 17)		977		20,186		23,461		—
Treasury shares purchase		(824)		(17,025)		—		(7,059)
Interest paid		(1,902)		(39,350)		(41,538)		(23,151)
Other finance interest paid		(6,670)		(137,830)		(40,113)		(11,216)
Payments of financial debt		(74,112)		(1,531,460)		(801,335)		(399,815)
Proceeds from financial debt		83,055		1,716,244		924,611		965,945

Net cash flows provided by financing activities		524		10,765		65,086		524,704

Increase (decrease) in cash and cash equivalents		46,531		961,539		2,533,422		(326,481)
Net foreign exchange differences on cash balance		46,090		952,399		359,034		140,565
Cash and cash equivalents at beginning of year		249,580		5,157,313		2,264,857		2,450,773

Cash and cash equivalents at end of year	US$	342,201	Ps.	7,071,251	Ps.	5,157,313	Ps.	2,264,857

*	Convenience translation to U.S. dollars (Ps.20.6640) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND

SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

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

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE (Note 18a).

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years.

The accompanying consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Fernando Suárez, on March 9, 2017. Those consolidated financial statements and notes were approved by the Company´s Board of Directors and by the Shareholders on April 19, 2017. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on Form 20-F by the Company´s Chief Executive Officer and Chief Financial Officer on April 26, and subsequent events were considered through that date (Note 25).

a)	Relevant events

Operations in Central America

On December 1, 2016, the Company’s subsidiary Vuela Aviación, started operations in Costa Rica.

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

Acquisition of additional interest in Concesionaria

On December 21, 2012, the shareholders of the Company through unanimous resolutions, approved the issuance of an aggregate of 16,719,261 Series A shares (the “Company Swap Shares”) to be held in the treasury until the Swap was exercised at a total price of Ps.88,847.

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

The Company did not legally own all of the shares of Concesionaria as they were owned by the Trust, however, the Company was the beneficiary of those shares pursuant to the guidelines of IFRS 10, beginning April 22, 2013; for accounting purposes the Company had control over the shares of Concesionaria in accordance with the Trust agreement.

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

On September 30, 2016, the trust fully transferred the mentioned shares to Controladora; therefore, the trust extinguished its legal obligations and it is no longer consolidated by the Company. This does not have any accounting effect into the consolidated financial statements. The Company legally owns all the shares of Concesionaria as of December 31, 2016.

b)	Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company´s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and functional currency of the Company´s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these consolidated financial statements. The consolidated financial statements provide comparative information in respect of the previous period. Certain comparative amounts in the consolidated statement of financial position have been reclassified or re-represented, as a result of a change in the classification of prepaid income tax during the current year (see Note 1x).

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

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2016 and 2015, for accounting purposes the companies included in the consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			2016	2015
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V (“Servicios Operativos”)(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”(2)	Share administration trust (Note 18)	Mexico	—	100%
Irrevocable Administrative Trust number F/745291	Share administration trust (Note 17)	Mexico	100%	100%

*	The Company has not started operations in Guatemala.
(1)	With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.
(2)	On September 30, 2016, the trust fully transferred the Company Swap Shares to Controladora; therefore, the trust extinguished its legal obligations and is no longer consolidated by the Company. The Company legally owns all of the shares of Concesionaria as of December 31, 2016.

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

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

d)	Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related service is provided by the Company.

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

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

The breakdown of our non-ticket revenues for the years ended December 31, 2016, 2015 and 2014 is as follows:

	For the years ended December 31,
	2016		2015		2014
Air travel-related services	Ps.	5,055,836	Ps.	3,418,654	Ps.	2,234,175
Non-air travel-related services		494,864		441,393		274,404
Cargo		171,621		189,292		224,836

Total non-ticket revenues	Ps.	5,722,321	Ps.	4,049,339	Ps.	2,733,415

e)	Cash and cash equivalents

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

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

i)	Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

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

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, the risk characteristic of the financial project and indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Further disclosures related to impairment of financial assets are also provided in Note 2vi) and Note 8.

For trade receivables, the Company assesses whether objective evidence of impairment exists individually for receivables that are individually significant. If there is objective evidence that an impairment loss is expected, the amount of the loss is measured as the present value of estimated future cash flows (future expected credit losses that have not yet been incurred).

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

For the years ended December 31, 2016, 2015 and 2014, the Company recorded an impairment on accounts receivable of Ps.9,164, Ps.8,825 and Ps.9,964, respectively (Note 8).

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

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2016, 2015 and 2014 the Company has not designated any financial liability as at FVTPL.

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

i)	Intangible assets

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

For the years ended December 31, 2016, 2015 and 2014, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s value of intangible assets.

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

For the years ended December 31, 2016, 2015 and 2014, the Company expensed as supplemental rent Ps.143,923, Ps.73,258 and Ps.42,961, respectively.

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

During the year ended December 31, 2016, the Company added 17 new aircraft to its fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations. During the year ended December 31, 2016 the Company returned four aircraft to the lessors.

For the years ended December 31, 2016, 2015 and 2014, the Company expensed as contingent rent Ps.201,434, Ps.290,857 and Ps.110,736, respectively.

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

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2016 and 2015, the Company extended the lease term of two and three aircraft agreements, respectively. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.92,528 and Ps.92,599 during 2016 and 2015, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being recognized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2016, 2015 and 2014, the Company amortized Ps.74,748, Ps.45,313 and Ps.26,938, respectively, of lease incentives which was recognized as a reduction of rent expenses in the consolidated statements of operations.

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

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

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

During the years ended December 31, 2016 and 2015, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.226,526 and Ps.295,807, respectively (Note 12).

For the years ended December 31, 2016, 2015 and 2014, the amortization of major maintenance leasehold improvement costs was Ps.404,659, Ps.352,932 and Ps.253,381, respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

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

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts (Note 12d).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

During the years ended December 31, 2016, 2015 and 2014, the Company capitalized borrowing costs which amounted to Ps.95,445, Ps.90,057 and Ps.42,572, respectively (Note 21). The rate used to determine the amount of borrowing cost was 2.88%, 2.80% and 2.82%, for the years ended December 31, 2016, 2015 and 2014, respectively.

Depreciation rates are as follows:

Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

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

For the years ended December 31, 2016, 2015 and 2014, there were no indicators of impairment and therefore no impairment charges were recorded in respect of the Company’s rotable spare parts, furniture and equipment.

m)	Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

For the year ended December 31, 2016 the exchange rates of local currencies translated to functional currencies are as follows:

				Exchange rates of local currencies translated to functional currencies
Country	Local currency	Functional currency	Average exchange rate for		Exchange rate as of
			2016		2016
Costa Rica	Colon	U.S. dollar	¢.	564.3332	¢.	561.1000
Guatemala	Quetzal	U.S. dollar	Q.	7.4931	Q.	7.5221

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective functional currencies are translated into Mexican pesos as follows:

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2016 and 2015 were Ps.20.6640 and Ps.17.2065, respectively, per U.S. dollar.

Foreign currency differences arising on translation into functional currency are recognized in the consolidated statement of operations. Furthermore, foreign currency differences arising on translation into presentation currency are allocated in OCI. Exchange differences on translation of foreign entities for the year ended December 31, 2016 were Ps.4,756. For the year ended December 31, 2015 exchange differences on translation of foreign entities were immaterial.

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

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease (Note 15c).

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2016 and 2015, the Company expensed as supplemental rent Ps.933,730 and Ps.91,698, respectively. For the year ended December 31, 2014, the Company did not record any return costs as supplemental rent.

o)	Employee benefits

i)	Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

For the years ended December 31, 2016, 2015 and 2014, no termination benefits provision has been recognized.

iii)	Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2016.

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

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium benefits.

iv)	Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the years ended December 31, 2016, 2015 and 2014 the Company expensed Ps.40,829, Ps.50,558 and Ps.18,424, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the year ended December 31, 2016 and 2015, the Company recorded an expense and provision for an amount of Ps.53,738 and Ps.70,690, respectively, recorded under the caption salaries and benefits.

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

During 2014, this plan was restructured and it was renamed Long-term incentive plan (“LTIP”). This new plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled).

vi)	Share-based payments

a)	LTIP

In April and October 2016, extensions to the LTIP (equity and cash settled) were approved at the Annual Ordinary Shareholder’s Meeting. These extensions were approved on the same terms as the original LTIP plan.

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the years ended December 31, 2016, 2015 and 2014, the Company expensed Ps.7,816, Ps.6,018 and Ps.1,058, respectively, related to RSUs. The expenses were recorded under the caption salaries and benefits.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the years ended December 31, 2016, 2015 and 2014, the Company expensed Ps.31,743, Ps.44,699, Ps.1,652, respectively, related to the SARs included in the LTIP. These expenses were recorded under the caption salaries and benefits.

b)	Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the years ended December 31, 2015 and 2014, the Company expensed Ps.327 each year as cost of the MIP, related to the vested shares, the expenses were recorded in the consolidated statement of operations under the caption salaries and benefits.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the year ended December 31, 2016, the Company expensed Ps.54,357, related to MIP II.

vii)	Employee profit sharing

For the years ended December 2016, 2015 and 2014, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

p)	Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

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

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

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

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

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

The Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

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

x)	Retrospective changes in classification

During 2016, the Company modified the classification of prepaid income tax to reflect more appropriately and separately the assets for current tax, as required by the IAS 1 Presentation of Financial Statements. Comparative amounts in the consolidated statements of financial position were restated for consistency. The effects of this reclassification were recognized retrospectively in the consolidated statements of financial position as of December 31, 2015, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. As a result, Ps.15,028 was reclassified from ‘recoverable taxes’ to ‘recoverable income tax’, Ps.29,461 was reclassified from ‘recoverable taxes’ to ‘income taxes payable’; and Ps.11,786 from non-current assets ‘guarantee deposits’ to current assets ‘guarantee deposits’ to reflect the appropriate presentation of short-term and long-term guarantee deposits, as follows:

	As previously reported 2015		Reclassifications		As reclassified 2015
Financial position:
Current assets
Recoverable taxes	Ps.	201,394	Ps.	(44,489)	Ps.	156,905
Recoverable income tax		—		15,028		15,028
Guarantee deposits		861,236		11,786		873,022

Non-current assets
Guarantee deposits		4,704,389		(11,786)		4,692,603

Current liabilities
Income taxes payable		337,997		29,461		308,536

y)	Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these new standards and amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company. The nature and the impact of these changes to each new standard and amendment are described below:

Annual improvements 2012-2014 cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively. The adoption of this amendment to IAS 19 did not have any impact on the consolidated financial statements, since the discount rates of the Company’s obligations for seniority premiums in Mexico are already determined using government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico).

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

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI.

The adoption of this amendment did not have any significant impact on the presentation and disclosures in these consolidated financial statements.

New and amended standards and interpretations not yet effective

Except for IFRS 9, the Company has not early adopted any of the following standards, interpretations or amendments that have been issued but is not yet effective.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39’s incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from Contracts with Customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers, which may require more judgement and estimates than with the revenue recognition process that are required under the existing IAS 18 Revenue Recognition. Under IFRS 15, revenue is accounted for an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. The standard permits two adoption methods: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect recognized at the date of initial application (the cumulative catch-up transition method). IFRS 15 is required to be adopted for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company plans to adopt the new standard on the required effective date, and currently anticipates utilizing the full retrospective method, in order to provide for comparative results in all periods presented.

While the Company is still evaluating the impact of the new standard, it expects the new standard to impact the timing of recognition of certain air travel-related services and non air-travel related services which under current accounting are recognized when the service is provided. Under the new standard, such services will likely be recognized when the air travel service is provided.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increase the volume of disclosures required in the Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017, the Company will develop and start testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Furthermore, the Company will monitor and assess any further developments issued by the IASB and the transition resource group. The Company continues to monitor and assess the potential impact of changes to IFRS 15 and related implementation guidance as they become available.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company is in process to complete an IFRS 16 assessment. The adoption of this standard will have a significant impact on the accounting for leased aircraft, engines and other lease agreements, requiring the presentation of those leases with durations of greater than twelve months on the consolidated statement of financial position. The Company anticipates adopting the new standard using the full retrospective method, see Note 14 for more information on the Company’s lease agreements.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows were issued in January 2016 and are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Application of these amendments will result in additional disclosure provided by the Company.

IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

The amendments to IAS 12 Income taxes were issued in January 2016 and clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Company.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled, share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is assessing the potential effect of the amendments on its consolidated financial statements.

z)	Convenience translation

U.S. dollar amounts at December 31, 2016 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.20.6640 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

i)	Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the costs of future maintenance, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor (Note 11).

ii)	LTIP and MIP (equity settled)

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

SARs plan (cash settled)

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

At December 31, 2016, the Company’s tax loss carry-forwards amounts to Ps.111,083 (Ps.194,512 at December 31, 2015). These losses relate to operations of the Company on a stand-alone basis, which in conformity with current MITL and Costa Rican Income Tax Law (“CRITL”) may be carried forward against taxable income generated in the succeeding ten and three years, respectively, and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2016, 2015 and 2014, the Company used Ps.195,116, Ps.1,618,850 and Ps.424,463, respectively, of the available tax loss carry-forwards (Note 19).

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

The Company assesses whether there are indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi)	Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

3.	Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under their control but whose effects might be potentially adverse: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a)	Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on the over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2016, 2015 and 2014 represented 28%, 30% and 39%, of the Company’s operating expenses, respectively.

During the year ended December 31, 2016, the Company did not enter into US Gulf Coast Jet Fuel 54 swaps positions. During the years ended December 31, 2015 and 2014, the Company entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% and 20% of its fuel consumption, respectively; they were accounted for as CFH that gave rise to a loss of Ps.128,330, and Ps.85,729, respectively. These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within OCI while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of fuel costs when recognized in the consolidated statements of operations.

All of the Company’s position in US Gulf Coast Jet Fuel 54 swaps position matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During the years ended December 31, 2016 and 2015, the Company held a notional amount of 189,036 thousand gallons and 162,189 thousand gallons, respectively, in US Gulf Coast Jet Fuel 54 Asian call options designated to hedge a portion of the projected consumption for the years to come.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a transaction related hedged item, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

The hedged item (jet fuel consumption) of the options held by the Company represents a non-financial asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options. The adoption of IFRS 9 (2013) does not impact the interest rate swaps or jet fuel swaps as those instruments do not incorporate a portion of time value (attributable to external value), such as is the case with options.

As of December 31, 2016 and 2015, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.867,809 and Ps.78,725, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2016 recognized in other comprehensive income totals Ps.218,038 (the negative cost of hedging in 2015 totals Ps.365,028), and will be recycled to the fuel cost during 2017 and 2018, as these options expire on a monthly basis. During the years ended December 31, 2016 and 2015, the extrinsic value of these options recycled to the fuel cost was Ps.305,166 and Ps.112,675, respectively. During the year ended December 31, 2014, the Company did not recycle any extrinsic value of the options to the fuel cost.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2016
	Jet fuel Asian call option contracts maturities
	1 Half 2017		2 Half 2017		2017 Total		1 Half 2018		3Q 2018		2018 Total
Jet fuel risk
Notional volume in gallons (thousands)*		55,436		63,362		118,798		62,492		7,746		70,238
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.6245	US$	1.4182	US$	1.5145	US$	1.6508	US$	1.5450	US$	1.6392
Approximate percentage of hedge (of expected consumption value)		51%		53%		52%		45%		10%		24%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average

	Position as of December 31, 2015
	Jet fuel Asian call option contracts maturities
	1 Half 2016		2 Half 2016		2016 Total		1 Half 2017		2 Half 2017		2017 Total
Jet fuel risk
Notional volume in gallons (thousands)*		51,840		55,647		107,487		42,450		12,252		54,702
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.9451	US$	1.9867	US$	1.9666	US$	1.7142	US$	1.5933	US$	1.6871
Approximate percentage of hedge (of expected consumption value)		59%		53%		55%		38%		10%		23%

*	US Gulf Coast Jet 54 as underlying asset
**	Weighted average

b)	Foreign currency risk

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

Most of the Company’s revenue is generated in Mexican pesos, although 33% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2016 (31% at December 31, 2015) and U.S. dollar denominated collections accounted for 38% and 36% of the Company’s total collections in 2016 and 2015, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso /U.S. dollar exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2016 and 2015 is as set forth below:

	Thousands of U.S. dollars
	2016		2015
Assets:
Cash and cash equivalents	US$	297,565	US$	202,022
Other accounts receivable		11,619		5,286
Aircraft maintenance deposits paid to lessors		343,787		286,012
Deposits for rental of flight equipment		30,025		36,331
Derivative financial instruments		41,996		4,575

Total assets		724,992		534,226
Liabilities:
Financial debt (Note 5)		76,789		92,466
Foreign suppliers		56,109		40,673
Taxes and fees payable		6,874		7,705
Derivative financial instruments		684		3,242
Total liabilities		140,456		144,086

Net foreign currency position	US$	584,536	US$	390,140

At April 26, 2017, date of issuance of these financial statements, the exchange rate was 18.6521 per U.S. dollar.

	Thousands of U.S. dollars
	2016		2015
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments (Note 14)	US$	1,727,644	US$	1,216,799
Aircraft and engine commitments (Note 23)		315,326		353,528

Total foreign currency	US$	2,042,970	US$	1,570,327

During the year ended on December 31, 2016 and 2015, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)	Interest rate risk

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

At December 31, 2016 and 2015, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.14,144 and Ps.55,774, respectively, recorded in liabilities. For the years ended December 31, 2016, 2015 and 2014, the reported loss on the interest rate swaps was Ps.48,777, Ps.46,545 and Ps.39,610, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

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

	Position at December, 31, 2016 effect on equity (thousands of U.S. dollars)
Increase (decrease) in curve
+100 basis points	US$	1.04
- 100 basis points		(1.05)

d)	Liquidity risk

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

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Short-term working capital facilities (Note 5)		716,290		—		716,290
Derivative financial instruments:
Interest rate swaps contracts		14,144		—		14,144

Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

	December 31, 2015
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,363,861	Ps.	219,817	Ps.	1,583,678
Derivative financial instruments:
Interest rate swaps contracts		44,301		11,473		55,774

Total	Ps.	1,408,162	Ps.	231,290	Ps.	1,639,452

e)	Credit risk

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

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2016, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)	Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2016		2015		2016		2015
Assets
Derivative financial instruments	Ps.	867,809	Ps.	78,725	Ps.	867,809	Ps.	78,725
Liabilities
Financial debt		(1,988,181)		(1,583,678)		(1,331,931)		(1,587,889)
Derivative financial instruments		(14,144)		(55,774)		(14,144)		(55,774)

Total	Ps.	(1,134,516)	Ps.	(1,560,727)	Ps.	(478,266)	Ps.	(1,564,938)

The following table summarizes the fair value measurements at December 31, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	867,809	Ps.	—	Ps.	867,809
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		—		(14,144)		—		(14,144)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(1,331,931)		—		(1,331,931)

Net	Ps.	—	Ps.	(478,266)	Ps.	—	Ps.	(478,266)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2015:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	78,725	Ps.	—	Ps.	78,725
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		—		(55,774)		—		(55,774)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(1,587,889)		—		(1,587,889)

Net	Ps.	—	Ps.	(1,564,938)	Ps.	—	Ps.	(1,564,938)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014:

Consolidated statements of operations

Instrument	Financial statements line	2016		2015		2014
Jet fuel swap contracts	Fuel	Ps.	—	Ps.	(128,330)	Ps.	(85,729)
Jet fuel Asian call options contracts	Fuel		(305,166)		(112,675)		—
Interest rate swap contracts	Aircraft and engine rent expenses		(48,777)		(46,545)		(39,610)

Total		Ps.	(353,943)	Ps.	(287,550)	Ps.	(125,339)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014:

Consolidated statements of other comprehensive income (loss)

Instrument	Financial statements line	2016		2015		2014
Jet fuel swap contracts	OCI	Ps.	—	Ps.	—	Ps.	(125,228)
Jet fuel Asian call options contracts	OCI		583,065		(221,592)		(26,934)
Interest rate swap contracts	OCI		41,629		27,723		22,656

Total		Ps.	624,694	Ps.	(193,869)	Ps.	(129,506)

5.	Financial assets and liabilities

At December 31, 2016 and 2015, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)	Financial assets

	2016		2015
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	867,809	Ps.	78,725

Total financial assets	Ps.	867,809	Ps.	78,725

Presented on the consolidated statements of financial position as follows:
Current	Ps.	543,528	Ps.	10,123

Non-current	Ps.	324,281	Ps.	68,602

b)	Financial debt

(i)	At December 31, 2016 and 2015, the Company’s short-term and long-term debt consists of the following:

		2016		2015
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.25 points.	Ps.	1,271,891	Ps.	1,583,678
II.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México, S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 0.80 points.		406,330		—
III.	In December 2016, the Company entered into a U.S. dollar denominated short-term working capital facility with Bank of America México S.A. Institución de Banca Múltiple (“Bank of America”) for the amount of U.S.$15,000, bearing annual interest rate at the one-month LIBOR plus 1.60 points.		309,960		—
IV.	Accrued interest		6,102		7,341

			1,994,283		1,591,019
Less: Short-term maturities			1,051,237		1,371,202

Long-term		Ps.	943,046	Ps.	219,817

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2016:

	2017		2018		2019		2020		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	333,702	Ps.	653,336	Ps.	131,686	Ps.	158,024	Ps.	1,276,748
Citibanamex		407,514		—		—		—		407,514
Bank of America		310,021		—		—		—		310,021

Total	Ps.	1,051,237	Ps.	653,336	Ps.	131,686	Ps.	158,024	Ps.	1,994,283

(iii) Since 2011, the Company has financed the pre-delivery payments for the acquisition of its aircraft through a revolving financing facility. During the year ended December 31, 2016, the pre-delivery payments for eight A320 Classic Engine Option (“CEO”) aircraft were financed through this revolving financing facility.

On August 1, 2013, the Company signed an amendment to the loan agreement to finance the pre-delivery payments of eight additional A320CEO that were delivered in 2015 and 2016.

On February 28, 2014 and November 27, 2014, the Company signed amendments to the loan agreement to finance pre-delivery payments of two and four additional A320CEO, respectively, one was delivered in 2014 and five in 2016.

On August 25, 2015, the Company signed an amendment to the loan agreement to finance pre-delivery payments of eight additional A320 New Engine Option (“NEO”) aircraft to be delivered between 2017 and 2018.

Additionally, on November 30, 2016, the Company signed an amendment to the loan agreement to finance pre-delivery payments of twenty-two additional A320NEO to be delivered between 2019 and 2020. In accordance with this amendment, the revolving line of credit with Santander and Bancomext to finance pre-delivery payments will expire on May 31, 2021.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge with or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2016 and 2015, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

(iv) At December 31, 2016, the Company had available credit lines totaling Ps.6,936,237, of which Ps.5,048,477 were related to financial debt and Ps.1,887,760 were related to letters of credit (Ps.3,703,052 were undrawn). At December 31, 2015, the Company had available credit lines totaling Ps.3,033,184, of which Ps.1,810,446 were related to financial debt and Ps.1,222,738 were related to letters of credit (Ps.680,413 were undrawn).

c)	Other financial liabilities

	2016		2015
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	14,144	Ps.	55,774

Total financial liabilities	Ps.	14,144	Ps.	55,774

Presented on the consolidated statements of financial position as follows:
Current	Ps.	14,144	Ps.	44,301

Non-current	Ps.	—	Ps.	11,473

6.	Cash and cash equivalents

An analysis of this caption is as follows:

	2016		2015
Short-term investments	Ps.	4,433,559	Ps.	2,350,998
Cash in banks		2,632,878		2,796,437
Cash on hand		4,814		9,878

Total cash and cash equivalents	Ps.	7,071,251	Ps.	5,157,313

7.	Related parties

a) An analysis of balances due from/to related parties at December 31, 2016 and 2015 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2016		2015		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	33,775	Ps.	9,863	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador		30,627		4,453	30 days
SearchForce, Inc. (“SearchForce”)	Internet services	Mexico		620		—	30 days

			Ps.	65,022	Ps.	14,316

For the years ended December 31, 2016, 2015 and 2014, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b) During the years ended December 31, 2016, 2015 and 2014, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2016		2015		2014
Revenues:
Other commissions	Mexico	Ps.	—	Ps.	—	Ps.	3,663
Expenses:
Maintenance	El Salvador		304,399		111,641		162,687
Fees	Mexico/El Salvador		173,197		57,809		1,038
Other	Mexico/El Salvador		8,105		2,516		617

c) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the years ended December 31, 2016, 2015 and 2014 the Company expensed Ps.1,733, Ps.768 and Ps.900, respectively for this concept.

d) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term. As of December 31, 2016, 2015 and 2014, the balances due under our agreement with Aeroman were Ps.30,627, Ps.4,453 and Ps.559, respectively. The Company incurred expenses in aircraft and engine maintenance and technical support under this agreement of Ps.308,731, Ps.114,157 and Ps.163,263 for the years ended December 31, 2016, 2015 and 2014, respectively.

e) Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, a member of the Company’s board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2016 and 2015, the Company recognized an expense under this agreement of Ps.3,127 and Ps.152, respectively.

f) One Link

One Link is a related party because Marcho Baldochi, an alternate member of the board, is a director of the Company. As of December 31, 2016 and 2015, the balance due under this agreement was Ps.33,775 and Ps.9,863, respectively and the Company recognized an expense under this agreement of Ps.168,337 and Ps.56,889 for the years ended December 31, 2016 and 2015, respectively.

g) SearchForce

SearchForce is a related party because William Dean Donovan, an alternate member of the board, is a director of the Company. As of December 31, 2016, the balance due under this agreement was Ps.620 and the Company recognized an expense under this agreement of Ps.3,446 for the year ended December 31, 2016.

h) Directors and officers

During the years ended December 31, 2016, 2015 and 2014, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.160,762, Ps.120,440 and Ps.64,387, respectively.

For the years ended December 31, 2016, 2015 and 2014 the cost of the share-based payments transactions (MIP and LTIP) were Ps.7,816, Ps.6,345 and Ps.1,385, respectively. Cash-settled payments transactions SARs were Ps.86,100, Ps.44,699 and Ps.1,652, respectively (Note 17).

During 2015, the Company adopted a new short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the years ended December 31, 2016 and 2015, the Company recorded a provision in an amount of Ps.53,738 and Ps.70,690, respectively.

During the year ended December 31, 2016, 2015 and 2014, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.7,751, Ps.5,480 and Ps.6,524, respectively, and the rest of the directors received a compensation of Ps.7,308, Ps.4,183 and Ps.4,669, respectively.

8.	Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2016 and 2015, is detailed below:

	2016		2015
Credit cards	Ps.	253,374	Ps.	153,989
Insurance recovering		55,815		13,124
Cargo clients		29,901		28,687
Other accounts receivable		26,236		17,710
Other points of sales		23,867		19,086
Travel agencies and insurance commissions		20,477		24,687
Marketing services receivable		11,070		2,241
Airport services		9,479		10,435
Affinity credit card		8,950		11,720
Employees		7,551		5,955

		446,720		287,634
Allowance for doubtful accounts		(19,317)		(24,612)

	Ps.	427,403	Ps.	263,022

Accounts receivable have the following aging:

Days	2016 Impaired		2016 Not impaired		Total 2016		2015 Impaired		2015 Not impaired	Total 2015
0–30	Ps.	15,723	Ps.	398,721	Ps.	414,444	Ps.	5,339	Ps.251,183	Ps.	256,522
31–60		—		11,231		11,231		—	8,376		8,376
61–90		—		14,492		14,492		—	3,463		3,463
91–120		3,594		2,959		6,553		19,273	—		19,273

	Ps.	19,317	Ps.	427,403	Ps.	446,720	Ps.	24,612	Ps.263,022	Ps.	287,634

The movement in the allowance for doubtful accounts from January 1, 2014 to December 31, 2016 is as follows:

Balance as of January 1, 2014	Ps.	(29,775)
Write-offs		11,953
Increase in allowance		(9,964)

Balance as of December 31, 2014		(27,786)
Write-offs		11,999
Increase in allowance		(8,825)

Balance as of December 31, 2015		(24,612)
Write-offs		14,459
Increase in allowance		(9,164)

Balance as of December 31, 2016	Ps.	(19,317)

9.	Inventories

An analysis of inventories at December 31, 2016 and 2015 is as follows:

	2016		2015
Spare parts and accessories of flight equipment	Ps.	235,330	Ps.	157,304
Miscellaneous supplies		8,554		5,769

	Ps.	243,884	Ps.	163,073

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2016, 2015 and 2014, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.186,719, Ps.143,992 and Ps.108,580, respectively.

10.	Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2016 and 2015 is as follows:

	2016		2015
Advances to suppliers	Ps.	705,105	Ps.	113,082
Prepaid aircraft rent		668,306		320,358
Sales commission to travel agencies		73,413		65,092
Prepaid insurance		47,663		40,195
Other prepaid expenses		33,555		14,961
Advances for constructions of aircraft and engines		31,437		28,541
Loss on sale and leaseback transactions to be amortized (Note 14)		3,047		3,047

	Ps.	1,562,526	Ps.	585,276

11.	Guarantee deposits

An analysis of this caption at December 31, 2016 and 2015 is as follows:

	2016		2015
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	1,145,913	Ps.	852,530
Deposits for rental of flight equipment		14,155		11,786
Other guarantee deposits		7,141		8,706

		1,167,209		873,022

Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		5,951,831		4,068,732
Deposits for rental of flight equipment		589,804		613,346
Other guarantee deposits		18,243		10,525

		6,559,878		4,692,603

	Ps.	7,727,087	Ps.	5,565,625

12.	Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2016		At December 31, 2015		At December 31, 2016		At December 31, 2015		At December 31, 2016		At December 31, 2015
Leasehold improvements to flight equipment	Ps.	1,709,868	Ps.	1,483,344	Ps.	(1,386,844)	Ps.	(982,187)	Ps.	323,024	Ps.	501,157
Pre-delivery payments		1,206,330		1,583,835		—		—		1,206,330		1,583,835
Aircraft parts and rotable spare parts		393,522		285,323		(137,712)		(105,376)		255,810		179,947
Aircraft spare engines		323,025		—		(1,337)		—		321,688		—
Construction and improvements in process		255,374		140,926		—		—		255,374		140,926
Standardization		176,975		155,021		(94,864)		(71,135)		82,111		83,886
Constructions and improvements		120,886		86,067		(85,873)		(67,865)		35,013		18,202
Computer equipment		24,172		27,075		(16,972)		(22,880)		7,200		4,195
Workshop tools		20,500		16,259		(15,915)		(11,444)		4,585		4,815
Electric power equipment		14,818		19,457		(7,890)		(10,424)		6,928		9,033
Communications equipment		9,261		8,641		(5,706)		(4,877)		3,555		3,764
Workshop machinery and equipment		7,240		7,108		(3,622)		(2,929)		3,618		4,179
Motorized transport equipment platform		5,703		5,576		(4,346)		(4,250)		1,357		1,326
Service carts on board		5,403		5,367		(4,645)		(3,914)		758		1,453
Office furniture and equipment		36,310		28,101		(18,653)		(15,169)		17,657		12,932
Total	Ps.	4,309,387	Ps.	3,852,100	Ps.	(1,784,379)	Ps.	(1,302,450)	Ps.	2,525,008	Ps.	2,549,650

	Aircraft parts and rotable spare parts		Aircraft spare engines		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Pre- delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2014	Ps.	151,943	Ps.	—.	Ps.	24,104	Ps.	47,622	Ps.	3,873	Ps.	15,742	Ps.	7,347	Ps.	2,072	Ps.	239	Ps.	4,073	Ps.	4,578	Ps.	2,669	Ps.	1,396,008	Ps.	4,760	Ps.	558,282	Ps.	2,223,312

Additions		53,723		—		—		57,838		173		12		3,966		4,374		1,382		366		332		—		835,496		154,727		295,807		1,408,196
Disposals and transfers		(787)		—		—		—		(1)		(682)		—		—		(10)		(13)		—		—		(669,718)		(7,257)		—		(678,468)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		—		22,049		—		—		22,049
Other movements		—		—		6,586		—		2,878		1,567		—		—		—		273		—		—		—		(11,304)		—		—
Depreciation		(24,932)		—		(12,488)		(21,574)		(2,728)		(3,707)		(2,280)		(1,631)		(285)		(935)		(731)		(1,216)		—		—		(352,932)		(425,439)

As of December 31, 2015		179,947		—		18,202		83,886		4,195		12,932		9,033		4,815		1,326		3,764		4,179		1,453		1,583,835		140,926		501,157		2,549,650

Cost		285,323		—		86,067		155,021		27,075		28,101		19,457		16,259		5,576		8,641		7,108		5,367		1,583,835		140,926		1,483,344		3,852,100
Accumulated depreciation		(105,376)		—		(67,865)		(71,135)		(22,880)		(15,169)		(10,424)		(11,444)		(4,250)		(4,877)		(2,929)		(3,914)		—		—		(982,187)		(1,302,450)
Net book amount as of December 31, 2015	Ps.	179,947	Ps.	— —.	Ps.	18,202	Ps.	83,886	Ps.	4,195	Ps.	12,932	Ps.	9,033	Ps.	4,815	Ps.	1,326	Ps.	3,764	Ps.	4,179	Ps.	1,453	Ps.	1,583,835	Ps.	140,926	Ps.	501,157	Ps.	2,549,650

Additions		110,592		323,025		2,218		21,953		740		517		1,467		4,217		505		129		131		36		1,345,081		161,560		226,526		2,198,697
Disposals and transfers		(1,299)		—		—		—		—		(110)		(1,626)		—		(49)		—		—		—		(1,733,093)		(2,132)		—		(1,738,309)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		—		10,507		—		—		10,507
Other movements		—		—		32,441		—		4,814		7,877		—		25		46		493		—		—		—		(44,980)		—		716
Depreciation		(33,430)		(1,337)		(17,848)		(23,728)		(2,549)		(3,559)		(1,946)		(4,472)		(471)		(831)		(692)		(731)		—		—		(404,659)		(496,253)

As of December 31, 2016		255,810		321,688		35,013		82,111		7,200		17,657		6,928		4,585		1,357		3,555		3,618		758		1,206,330		255,374		323,024		2,525,008

Cost		393,522		323,025		120,886		176,975		24,172		36,310		14,818		20,500		5,703		9,261		7,240		5,403		1,206,330		255,374		1,709,868		4,309,387
Accumulated depreciation		(137,712)		(1,337)		(85,873)		(94,864)		(16,972)		(18,653)		(7,890)		(15,915)		(4,346)		(5,706)		(3,622)		(4,645)		—		—		(1,386,844)		(1,784,379)

Net book amount as of December 31, 2016	Ps.	255,810	Ps.	321,688	Ps.	35,013	Ps.	82,111	Ps.	7,200	Ps.	17,657	Ps.	6,928	Ps.	4,585	Ps.	1,357	Ps.	3,555	Ps.	3,618	Ps.	758	Ps.	1,206,330	Ps.	255,374	Ps.	323,024	Ps.	2,525,008

*	During the years ended December 31, 2016 and 2015, the Company capitalized borrowing costs of Ps.95,445 and Ps.90,057, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.84,936 and Ps.68,008, respectively.

a) Depreciation expense for the years ended December 31, 2016, 2015 and 2014, was Ps.496,253, Ps.425,439 and Ps.318,103, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

b) In October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements.

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The new order includes 14 A320CEO and 30 A320NEO.

In October 2013, the Company agreed with Airbus to advance one aircraft, which was delivered during 2014.

In May 2015, the Company amended the agreement with Airbus to advance two aircraft, which were delivered during 2016.

During the years ended December 31, 2016 and 2015, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.1,345,081 (US$82.7 million), and Ps.835,496 (US$52.8 million), respectively.

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2020. This agreement also includes the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines, for the A320NEO fleet to be received from 2017 to 2020. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircrafts (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet.

The current purchase agreement with Airbus requires the Company to accept delivery of 30 Airbus A320 family aircraft during four years (from January 2017 to December 2020). The agreement provides for the addition of 30 A320NEO to its fleet as follows: two in 2017, six in 2018, 10 in 2019, and 12 in 2020.

c) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a six year term. This agreement includes a total component support agreement (power-by-the hour) and guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized as maintenance expenses in the consolidated statement of operations.

Additionally, the total support agreement included a sale and leaseback agreement of certain components. As part of the total support agreement with LHT, the Company received credit notes of Ps.46,461 (US$3.5 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2016, 2015 and 2014, the Company amortized a corresponding benefit from these credit notes of Ps.9,292, Ps.9,292 and Ps.9,292, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

As of December 31, 2014 the Company applied Ps.21,151 to outstanding LHT. As of December 31, 2013, the Company also recorded an account receivable of Ps.9,956 for the unused portion of the credit notes, which was used during the year ended December 31, 2014.

Commitments to acquisitions of property and equipment are disclosed in (Note 23).

d) On October 12, 2016 and December 12, 2016, the Company acquired two aircraft spare engines, which were accounted for at cost for a total amount of Ps.323,025. The assets contain two major components which are assumed to have different useful lives, the limited life parts (LLPs) have an estimated useful life of 12 years, and the rest of the aircraft engine has an estimated useful life of 25 years. The Company had identified the major components as separate parts at their respective cost. These major components of the spare engines are presented as part of the spare aircraft engines and depreciated over their useful life.

13.	Intangible assets, net

The composition and movement of intangible assets is as follows:

	Amortization	Gross value				Accumulated amortization				Net carrying amount
	Rate	At December 31,
		2016		2015		2016		2015		2016		2015
Software	Useful life	Ps.	313,028	Ps.	253,325	Ps.	(198,987)	Ps.	(158,676)	Ps.	114,041	Ps.	94,649

Balance as of January 1, 2015	Ps.	72,566
Additions		53,361
Disposals		—
Amortization		(31,278)

Balance as of December 31, 2015	Ps.	94,649
Additions		60,792
Disposals		(1,277)
Amortization		(40,290)
Exchange differences		167

Balance as of December 31, 2016	Ps.	114,041

Software amortization expense for the years ended December 31, 2016, 2015 and 2014 was Ps.40,290, Ps.31,278 and Ps.24,412, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14.	Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2016, the Company leased 69 aircraft (56 as of December 31, 2015) and 11 spare engines under operating leases (six as of December 31, 2015) that have maximum terms through 2030. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.

(ii)	Provide maintenance services to the equipment based on the approved maintenance program.

(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.

(iv)	Periodic submission of financial and operating information to the lessors.

(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2016 and 2015, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:

Aircraft Type	Model	At December 31, 2016	At December 31, 2015	At December 31, 2014
A319	132	6	6	6
A319	133	9	12	12
A320	233	39	32	28
A320	232	4	4	4
A320NEO	271N	1	—	—
A321	231	10	2	—

		69	56	50

Engine Type	Model	At December 31, 2016	At December 31, 2015	At December 31, 2014
V2500	V2527M-A5	3	3	3
V2500	V2527E-A5	4	3	3
V2500	V2527-A5	4	—	—

		11	6	6

*	Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2016, the Company incorporated 17 aircraft to its fleet (eight of them based on the terms of the Airbus purchase agreement and 9 from a lessor’s aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2016 the Company extended the lease term of two aircraft and entered into certain agreements with different lessors to lease five aircraft spare engines which were received during the same period. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

On September 19, 2016, the Company received its first A320NEO.

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor’s aircraft order book), and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during August 2015 the Company extended the lease term of three A319CEO, one effective from 2015 and the other two effective from 2016.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original Airbus purchase agreement and five from a lessor’s aircraft order book), and returned two aircraft to different lessors. Additionally, during October 2014, the Company extended the lease term of one A320CEO.

As of December 31, 2016 and 2015, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent in Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2017	US$	227,087	Ps.	4,692,519	US$	5,004	Ps.	103,404
2018		229,726		4,747,061		2,958		61,133
2019		214,679		4,436,136		2,560		52,894
2020		210,652		4,352,922		1,878		38,807
2021 and thereafter		829,009		17,130,633		4,091		84,536

Total	US$	1,711,153	Ps.	35,359,271	US$	16,491	Ps.	340,774

(1)	Using the exchange rate as of December 31, 2016 of Ps.20.6640.

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates at December 31, 2016.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located. These leases are recognized as operating leases.

Provided below is an analysis of future minimum rental of land and building payments in Mexican pesos and its equivalent to U.S. dollars:

	Operating leases in U.S. dollars		Operating leases in Mexican pesos
2017	US$	6,498	Ps.	134,284
2018		795		16,419
2019		399		8,235
2020		328		6,784

Total	US$	8,020	Ps.	165,722

c) Rental expense charged to results of operations is as follows:

	2016		2015		2014
Aircraft and engine (Note 1p)	Ps.	5,590,058	Ps.	3,525,336	Ps.	2,534,522

Real estate:
Airports facilities		40,591		39,993		36,113
Offices, maintenance warehouse and hangar (Note 20)		33,517		25,889		20,055

Total rental expenses on real estate		74,108		65,882		56,168

Total cost of operating leases	Ps.	5,664,166	Ps.	3,591,218	Ps.	2,590,690

During the years ended December 31, 2016, 2015 and 2014 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.484,827, Ps.181,736 and Ps.14,192, respectively, that was recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2016 and 2015, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.14,460 and Ps.17,507, respectively, which is recorded in the caption of other assets in the consolidated statements of financial position.

For the years ended December 31, 2016, 2015 and 2014, the Company amortized a loss of Ps.3,047, Ps.3,047 and Ps.3,047, respectively, as additional aircraft rental expense.

15.	Accrued liabilities

a) An analysis of accrued liabilities at December 31, 2016 and 2015 is as follows:

	2016		2015
Fuel and traffic accrued expenses	Ps.	922,607	Ps.	532,112
Maintenance deposits		179,288		139,214
Salaries and benefits		170,994		158,854
Maintenance and aircraft parts accrued expenses		130,897		61,861
Sales, marketing and distribution accrued expenses		102,880		123,745
Aircraft and engine lease extension benefit (Note 1j)		85,124		55,115
Accrued administrative expenses		80,981		41,212
Information and communication accrued expenses		32,950		46,383
Deferred revenue from VClub membership		32,771		44,948
Supplier services agreement		6,333		9,292
Depositary services benefit		2,068		2,068
Advances from travel agencies		1,536		86,927
Incentives from suppliers		—		47,788
Others		37,010		30,056

	Ps.	1,785,439	Ps.	1,379,575

b) Accrued liabilities long-term:

	2016		2015
Aircraft and engine lease extension benefit (Note 1j)	Ps.	127,831	Ps.	139,213
Supplier services agreement		4,350		5,806
Depositary services benefit		1,473		3,547
Others		36,154		8,765

	Ps.	169,808	Ps.	157,331

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2016		Increase for the year		Payments		Unwinding discount*		Balance as of December 31, 2016
Aircraft lease return obligation	Ps.	149,326	Ps.	1,038,764	Ps.	765,023	Ps.	13,007	Ps.	410,060
Employee profit sharing (Note 16)		10,173		9,967		9,445		—		10,695

	Ps.	159,499	Ps.	1,048,731	Ps.	774,468	Ps.	13,007	Ps.	420,755

Short-term maturities									Ps.	284,200
Long-term									Ps.	136,555

*	Discount rate adjustment

	Balance as of January 1, 2015		Increase for the year		Payments		Unwinding discount*		Balance as of December 31, 2015
Aircraft lease return obligation	Ps.	23,358	Ps.	129,995	Ps.	1,067	Ps.	2,960	Ps.	149,326
Employee profit sharing (Note 16)		6,533		9,938		6,298		—		10,173

	Ps.	29,891	Ps.	139,933	Ps.	7,365	Ps.	2,960	Ps.	159,499

Short-term maturities									Ps.	110,368
Long-term									Ps.	49,131

*	Discount rate adjustment

During the years ended December 31, 2016, 2015 and 2014 no cancellations, or write-offs related to these liabilities were recorded.

16.	Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2016, 2015 and 2014, are as follows:

	2016		2015		2014
Analysis of net period cost:
Current service cost	Ps.	2,421	Ps.	2,012	Ps.	1,384
Interest cost on benefit obligation		701		537		380

Net period cost	Ps.	3,122	Ps.	2,549	Ps.	1,764

Changes in the defined benefit obligation are as follows:

	2016		2015		2014
Defined benefit obligation at January 1,	Ps.	10,056	Ps.	7,737	Ps.	5,260
Net period cost charged to profit or loss:
Current service cost		2,421		2,012		1,384
Interest cost on benefit obligation		701		537		380
Remeasurement losses in other comprehensive income (loss):
Actuarial changes arising from changes in assumptions		442		1,174		1,581
Payments made		(182)		(1,404)		(868)

Defined benefit obligation at December 31,	Ps.	13,438	Ps.	10,056	Ps.	7,737

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2016	2015	2014
Financial:
Discount rate	7.78%	7.29%	7.15%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	4.00%	4.00%	4.00%
Biometric:
Mortality (1)	EMSSA 09	EMSSA 09	EMSSA 97
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	Mexican Experience of social security (EMSSA).
(2)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits at December 31, 2016 and 2015, respectively, are as follows:

	2016		2015
Employee profit-sharing (Note 15c)	Ps.	10,695	Ps.	10,173

The key management personnel of the Company include the members of the Board of Directors (Note 7).

17.	Share-based payments

a)	LTRP

On November 6, 2014, the shareholders of the Company and the shareholders of its subsidiary Servicios Corporativos, approved an amendment to the current LTRP for the benefit of certain key employees; based on the recommendations of the Board of Directors of the Company at its meetings held on July 24 and August 29, 2014. For such purposes on November 10, 2014 an irrevocable Administrative Trust was created by Servicios Corporativos and the key employees. The new plan was restructured and named LTIP, which consists of a share purchase plan (equity-settled transaction) and SARs plan (cash settled).

b)	LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), in November 2014 certain key employees of the Company were granted with a special bonus by an amount of Ps.10,831, to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos granted a bonus to each key executive;

(ii)	The bonus amount by Ps.7,059, net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employees, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the BMV based on the Administration Trust’s Technical Committee instructions;

(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.

(iv)	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos would be entitled to receive the proceeds of the sale of shares.

(v)	The key employees’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity.

In April and October 2016, extensions to the LTIP were approved by the Company’s shareholder’s and Company´s Board of Directors, respectively. The total cost of the extensions approved was Ps.14,532 (Ps.9,466 net of withheld taxes) and Ps.11,599 (Ps.7,559 net of withheld taxes), respectively. Under these extensions, certain key employees of the Company were granted a special bonus, that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2016 and 2015, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A shares
Outstanding as of December 31, 2014	594,081
Purchased during the year	22,920
Granted during the year	—
Exercised during the year	—

Outstanding as of December 31, 2015	617,001

Purchased during the year	513,002	*
Granted during the year	—
Exercised during the year	(425,536)
Forfeited during the year	(86,419)

Outstanding as of December 31, 2016	618,048	*

*	These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2016 and 2015.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
345,270	November 2016 - 2017
171,010	November 2017 - 2018
101,768	November 2018 - 2019

618,048

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to key employees. The total cost of the plans is recognized in the consolidated statement of operations under the caption of salaries and benefits from the time it becomes probable the related performance condition will be met over the vesting period. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2016, 2015 and 2014, the compensation expense recorded in the consolidated statement of operations amounted to Ps.7,816, Ps.6,018 and Ps.1,058, respectively.

All shares held in the Administrative Trust are considered outstanding for both basic and diluted earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During the years ended December 31, 2016 and 2015, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2015, 86,419 shares were forfeited.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 year period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 at such date.

Under the LTIP extensions, the number of SARs granted to certain key executives of the Company were 2,044,604 and 1,793,459, which amounts to Ps.14,532 and Ps.11,599, for the years ended December 31, 2016 and 2015, respectively. The SARs vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 year period.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2016 and 2015 was Ps.15,744 and Ps.14,511, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2016, 2015 and 2014, the Company recorded Ps.31,743, Ps.44,699 and Ps.1,652, respectively, in the consolidated statement of operations.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted (vesting schedule in tables below).

Number of SARs	Exercisable date
2,301,000	November 2016 – 2017
1,055,996	November 2017 – 2018
482,475	November 2018 – 2019

3,839,471

During the year ended December 31, 2016, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.31,261. This amount was determined based on the increase in the share price of the Company between the grant date and the exercisable date (November 2016).

During the year ended December 31, 2015, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.31,090. This amount was determined based on the increase in the share price of the Company between the grant date and the exercisable date (November 2015).

c)	MIP

- MIP I

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

Under the methodology followed by the Company, at the grant date and December 31, 2012, the granted shares had no positive intrinsic value.

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

In 2016, the key employees exercised 3,299,999 Series A shares. In 2015, as part of the secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. As a result, the key employees paid Ps.17,536 and Ps.23,461, for the years ended December 31, 2016 and 2015, respectively, to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2014	20,272,716		5.31		107,730
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,414,860)		5.31		(23,461)

Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(3,299,999)		5.31		(17,536)

Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733

At December 31, 2016 and 2015, 12,557,857 and 15,857,856 share options pending to exercise were considered as treasury shares, respectively.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees. Such extension was modified as of November 6, 2016. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five year extension to the period in which the employees can exercise MIP II once the SARs are vested was approved.

Fair value of the SARs is measured at each reporting period using a Black-Scholes option pricing model, taking into consideration the terms and conditions granted to the employees. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2016 was Ps.54,357. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the year ended December 31, 2016, the Company recorded Ps.54,357 in the consolidated statement of operations. The vesting schedule is summarized in the table below.

Number of SARs	Exercisable date
2,030,540	November 2017
2,030,540	November 2018
2,030,540	November 2019
3,384,240	November 2020
4,061,100	November 2021

13,536,960

d) The expense recognized for the Company’s retention plans during the year is shown in the following table:

	2016		2015		2014
Expense arising from cash-settled share-based payments transactions	Ps.	86,100	Ps.	44,699	Ps.	1,652
Expense arising from equity-settled share-based payments transactions		7,816		6,345		1,385

Total expense arising from share-based payments transactions	Ps.	93,916	Ps.	51,044	Ps.	3,037

18.	Equity

As of December 31, 2016, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	—	(13,175,905)	(13,175,905)

	24,180	998,676,592	998,700,772

As of December 31, 2015, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	—	(16,474,857)	(16,474,857)

	24,180	995,377,640	995,401,820

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the years ended December 31, 2016, 2015 and 2014, the Company did not declare any dividends.

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

Basic earnings per share (“EPS”) amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014.

	At December 31,
	2016		2015		2014
Net income for the period	Ps.	3,519,489	Ps.	2,463,870	Ps.	605,184
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877		1,011,877
Diluted		1,011,877		1,011,877		1,011,877
EPS:
Basic		3.478		2.435		0.598
Diluted		3.478		2.435		0.598

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

c)	In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

At an ordinary general shareholders’ meeting held on April 7, 2011, the shareholders approved to allocate the legal reserve by an amount of Ps.38,250.

As of December 31, 2016 and 2015, the Company’s legal reserve has not reached the 20% of its capital stock.

d)	Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time.

e)	Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock has to be authorized.

19.	Income tax

a) In accordance with the MITL, the Company and its Mexican subsidiaries are subject to income tax and each files its tax returns on an individual entity basis and the related tax results are included in the accompanying consolidated financial statements. The income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated assets values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflation adjustment.

(i)	Based on the approved law corporate income tax rate for 2016 and thereafter is 30%.

(ii)	As of 2014, the tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iii)	The MITL sets forth new criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)	Starting 2014, taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(v)	A new 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings as of January 1, 2014.

The income tax rates for 2016 in Guatemala and Costa Rica are 25% and 30%, respectively.

b) For the years ended December 31, 2016, 2015 and 2014, the Company reported on a consolidated basis tax income of Ps.2,702,355, Ps.2,751,813 and Ps.472,630, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and CRITL, tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are restated based on inflation.

c) An analysis of consolidated income tax expense for the years ended December 31, 2016, 2015 and 2014 is as follows:

Consolidated statements of operations

	2016		2015		2014
Current year income tax expense	Ps.	(706,244)	Ps.	(337,997)	Ps.	(17,345)
Deferred income tax expense		(750,938)*		(700,351)		(21,375)

Total income tax expense	Ps.	(1,457,182)	Ps.	(1,038,348)	Ps.	(38,720)

*	Includes translation effect by Ps.1,242

Consolidated statements of OCI

	2016		2015		2014
Deferred tax related to items recognized in OCI during the year
Net (loss) gain on cash flow hedges	Ps.	(187,408)	Ps.	58,161	Ps.	38,852
Remeasurement gain of employee benefits		132		352		474

Deferred tax charged to OCI	Ps.	(187,276)	Ps.	58,513	Ps.	39,326

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2016	2015	2014
Statutory income tax rate	30.00%	30.00%	30.00%
Nondeductible expenses	0.28%	0.66%	0.64%
Unrecorded deferred taxes on tax losses	0.09%	—	—
Tax rate change	0.04%	—	—
Benefits recognized for tax losses	—	—	(22.92%)
Inflation of tax losses	(0.01%)	(0.02%)	(3.39%)
Amendment tax return effects and other tax adjustments	(0.11%)	(0.42%)	1.77%
Inflation on furniture, intangible and equipment	(0.38%)	(0.34%)	(0.20%)
Annual inflation adjustment	(0.63%)	(0.23%)	0.11%

	29.28%	29.65%	6.01%

Mexican income tax matters

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

Central America (Guatemala and Costa Rica)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2016, the Company obtained a net operating loss which has not been recognized as a deferred tax asset. The Company recognized Ps.17,224 of recoverable deferred taxes due to the carryforward tax loss in Costa Rica.

e) An analysis of consolidated deferred taxes is as follows:

	2016				2015
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Intangible	Ps.	481,626	Ps.	(16,637)	Ps.	498,263	Ps.	498,263
Provisions and other accruals		343,294		56,727		286,567		56,324
Extension lease agreement		101,724		25,405		76,319		18,593
Unearned transportation revenue		65,755		7,039		58,716		16,089
Tax losses available for offsetting against future taxable income		33,324		(25,030)		58,354		(459,718)
Allowance for doubtful accounts		6,891		(2,179)		9,070		(124)
Employee benefits		4,031		886		3,013		343
Employee profit sharing		3,206		158		3,048		1,720
Financial instruments		—		—		126,240		(163)
		1,039,851		46,369		1,119,590		131,327

Deferred income tax liabilities:
Deductible supplemental rent		1,339,610		363,783		975,827		716,968
Prepaid expenses and other assets		435,738		280,660		155,078		91,364
Rotable spare parts, furniture and equipment, net		368,027		103,926		264,101		34,558
Inventories		72,883		23,979		48,904		7,007
Financial instruments		61,168		—		—		—
Other prepayment		40,292		23,717		16,575		3,551
Intangible assets		—		—		—		(21,770)

		2,317,718		796,065		1,460,485		831,678

	Ps.	(1,277,867)	Ps.	(749,696)	Ps.	(340,895)	Ps.	(700,351)

	2016		2015		2014
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	Ps.	559,083	Ps.	544,598	Ps.	327,785
Deferred tax liabilities		(1,836,950)		(885,493)		(26,842)

Deferred tax (liability) asset, net	Ps.	(1,277,867)	Ps.	(340,895)	Ps.	300,943

A reconciliation of deferred tax liability, net is as follows:

	2016		2015		2014
Opening balance as of January 1,	Ps.	(340,895)	Ps.	300,943	Ps.	282,995
Deferred income tax (expense) benefit during the current year recorded on profits		(749,696)		(700,351)		(21,375)
Tax income benefit (expense) during the current year recorded in accumulated other comprehensive income (loss)		(187,276)		58,513		39,323

Closing balance as of December 31,	Ps.	(1,277,867)		Ps.(340,895)	Ps.	300,943

At December 31, 2016 and 2015, the table shown above includes deferred income tax asset recognized by Concesionaria (2014) and Controladora (2015) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carryforward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards the Company has recognized at December 31, 2016, 2015 and 2014 a deferred tax asset for tax losses of Ps.33,324, Ps.58,354 and Ps.518,072, respectively.

During 2014, the Company recognized a deferred tax asset for the carryforward of available tax losses of Controladora for an amount of Ps.491,916, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s desire to expand its operations outside of Mexico, resulting in the need to find an organizational structure that is more efficient, in hopes of increasing the Company’s growing resulting in tax planning opportunities available to create taxable profit in the future.

An analysis of the available tax losses carry-forward of the Company at December 31, 2016 is as follows:

Year of loss	Historical Loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2013	Ps.	181,756	Ps.	198,228	Ps.	198,228	Ps.	—	2023
2014		17,341		18,290		18,290		—	2024
2016		52,221		53,669		—		53,669	2026
2016		57,414		57,414		—		57,414	2019

	Ps.	308,732	Ps.	327,601	Ps.	216,518	Ps.	111,083

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2016 is as follows:

	Historical Loss		Restated tax loss		Utilized		Total remaining amount
Controladora	Ps.	192,683	Ps.	209,867	Ps.	209,867	Ps.	—
Comercializadora		58,635		60,320		6,651		53,669
Volaris Costa Rica		57,414		57,414		—		57,414

	Ps.	308,732	Ps.	327,601	Ps.	216,518	Ps.	111,083

f) At December 31, 2016 the Company had the following tax balances:

	2016
Restated contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	3,500,091
CUFIN*		2,390,955

*	The calculation comprises all the subsidiaries of the Company.

20.	Other operating income and expenses

An analysis of other operating income is as follows:

	2016		2015		2014
Gain on sale and leaseback (Note 14c)	Ps.	484,827	Ps.	181,736	Ps.	14,192
Others		11,915		11,419		7,915

	Ps.	496,742	Ps.	193,155	Ps.	22,107

An analysis of other operating expenses is as follows:

	2016		2015		2014
Administrative and operational support expenses	Ps.	541,826	Ps.	383,805	Ps.	261,286
Technology and communications		266,898		173,078		110,245
Insurance		56,414		54,609		55,248
Passenger services		45,439		23,195		32,388
Rents of offices, maintenance warehouse and hangar (Note 14c)		33,517		25,889		20,055
Disposal of intangible, rotable spare parts, furniture and equipment		436		632		284
Equity transaction costs (Note 18)		—		22,955		—
Other IT expenses		—		—		620
Others		7,922		13,623		9,812

	Ps.	952,452	Ps.	97,786	Ps.	489,938

21.	Finance income and cost

An analysis of finance income is as follows:

	2016		2015		2014
Interest on cash and equivalents	Ps.	78,793	Ps.	47,029	Ps.	23,242
Interest on recovery of guarantee deposits		23,792		—		—
Others		6		5		222

	Ps.	102,591	Ps.	47,034	Ps.	23,464

An analysis of finance cost is as follows:

	2016		2015		2014
Cost of letter credit notes	Ps.	28,067	Ps.	18,279	Ps.	18,189
Bank fees and others		5,804		3,424		2,930
Interest on debts and borrowings*		1,245		—		—
Other finance costs		—		—		11,216

	Ps.	35,116	Ps.	21,703	Ps.	32,335

*	The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset.

	2016		2015		2014
Interest on debts and borrowings	Ps.	96,690	Ps.	90,057	Ps.	42,572
Capitalized interest (Note 12)		(95,445)		(90,057)		(42,572)

Net interest on debts and borrowing in the consolidated statements of operations	Ps.	1,245	Ps.	—	Ps.	—

22.	Components of other comprehensive income (loss)

	2016		2015		2014
Derivative financial instruments:
Reclassification during the year to profit or loss	Ps.	353,943	Ps.	287,550	Ps.	125,339
Extrinsic value of changes on jet fuel Asian call options		277,899		(450,768)		(26,934)
Loss of the not-yet matured fuel swap contracts		—		(11,828)		(210,957)
Loss of the not-yet matured interest rate swap contracts		(7,148)		(18,823)		(16,954)

	Ps.	624,694	Ps.	(193,869)	Ps.	(129,506)

23.	Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2017	US$	78,195	Ps.	1,615,828
2018		119,883		2,477,269
2019		91,556		1,891,906
2020		25,692		530,890

	US$	315,326	Ps.	6,515,893

(1)	Using the exchange rate as of December 31, 2016 of Ps.20.6640.

All aircraft acquired by the Company through the Airbus purchase agreement at December 31, 2016 and 2015 have been executed through sale and leaseback transactions.

Litigation

a) The Company and its CEO, CFO, certain of its current directors and certain of its former directors, as well as certain underwriters were among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 IPO. The complaint, which also named as defendants the underwriters of the IPO, generally alleged that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and sought unspecified damages and rescission. The motion to dismiss requested by the Company and all defendants was granted with prejudice in their favor on July 6, 2016. The plaintiff has not appealed the judge’s decision and the time to appeal has expired. Accordingly, any right of the plaintiff to pursue the litigation has ended.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24.	Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2016		2015		2014
Operating revenues:
Domestic (Mexico)	Ps.	15,720,807	Ps.	12,579,806	Ps.	10,218,973
International:
United States of America and Central America		7,791,644		5,599,898		3,817,769

Total operating revenues	Ps.	23,512,451	Ps.	18,179,704	Ps.	14,036,742

Revenues are allocated by geographic segments based upon the origin of each flight.

The Company does not have material non-current assets located in foreign countries.

25.	Subsequent events

Subsequent to December 31, 2016 and through April 26, 2017:

a)	On February 22, 2017 the Company increased its short-term working capital facility with Citibanamex by an amount of Ps.207,100.
b)	On March 22, 2017 the Company repaid in full its short-term working capital facility with Bank of America in the amount of US$15,000 in accordance with the terms of the agreement.