Form 20-F
period 2017-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2018-04-26
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Participation Certificates (Certificados de Participación Ordinarios)	New York Stock Exchange
Series A shares of common stock, no par value	Mexican Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Participation Certificates (Certificados de Participación Ordinarios):	756,478,447
Series A shares of common stock, no par value per share:	923,824,804

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Operaciones” to refer to “Operaciones Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A. Volaris Opco, Comercializadora, Servicios Corporativos, Operaciones, Servicios Administrativos, Vuela and Vuela Aviación are wholly-owned subsidiaries of Volaris.  The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified.  References to “Series A shares” refer to Series A shares of Volaris.

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

v

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2016 and 2017, and for each of the three years in the period ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico.  Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.19.7354 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2017.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.  For more information on exchange rates, see Item 3:  “Key Information—Exchange Rates.” Amounts presented in this annual report may not add up due to rounding.

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

Part I.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statements of financial position data as of December 31, 2016 and 2017 from our audited financial statements included in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2013, 2014, and 2015 were derived from the audited financial statements for those periods.  See Item 18:  “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2013	2014	2015(11)	2016	2017	2017
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger	11,117,327	11,303,327	14,130,365	17,790,130	17,791,317	901,493
Non-Ticket	1,885,144	2,733,415	4,049,339	5,722,321	7,054,058	357,431
	13,002,471	14,036,742	18,179,704	23,512,451	24,845,375	1,258,924
Other operating income	(111,277)	(22,107)	(193,155)	(496,742)	(96,765)	(4,903)
Fuel	5,085,829	5,363,864	4,721,108	5,741,403	7,255,636	367,646
Aircraft and engine rent expense	2,187,339	2,534,522	3,525,336	5,590,058	6,072,502	307,696
Landing, take-off and navigation expenses	1,923,673	2,065,501	2,595,413	3,272,051	4,009,915	203,184
Salaries and benefits	1,563,239	1,576,517	1,902,748	2,419,537	2,823,647	143,075
Sales, marketing and distribution expenses	704,146	817,281	1,088,805	1,413,348	1,691,524	85,710
Maintenance expenses(2)	572,114	664,608	874,613	1,344,110	1,433,147	72,618
Other operating expenses	458,500	489,938	697,786	952,452	1,088,440	55,152
Depreciation and amortization(3)	301,531	342,515	456,717	536,543	548,687	27,802
	12,685,094	13,832,639	15,669,371	20,772,760	24,826,733	1,257,980
Operating income	317,377	204,103	2,510,333	2,739,691	18,642	944
Finance income	24,774	23,464	47,034	102,591	105,795	5,361
Finance cost	(125,737)	(32,335)	(21,703)	(35,116)	(86,357)	(4,376)
Exchange gain (loss), net	66,428	448,672	966,554	2,169,505	(793,854)	(40,225)
Income (loss) before income tax	282,842	643,904	3,502,218	4,976,671	(755,774)	(38,296)
Income tax (expense) benefit	(17,550)	(38,720)	(1,038,348)	(1,457,182)	161,175	8,167
Net income (loss)	265,292	605,184	2,463,870	3,519,489	(594,599)	(30,129)

	For the Years ended December 31,
	2013	2014	2015(11)	2016	2017	2017
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Attributable to:
Equity holders of the parent	268,678	605,184	2,463,870	3,519,489	(594,599)	(30,129)
Non-controlling interest	(3,386)	—	—	—	—	—
Net income (loss)	265,292	605,184	2,463,870	3,519,489	(594,599)	(30,129)
Weighted average shares outstanding Basic and diluted(4)	865,579,397	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677
Earnings per share Basic and diluted(5)	0.31	0.60	2.43	3.48	(0.59)	(0.03)
Earnings per ADS Basic and diluted(6)	3.10	6.00	24.35	34.78	(5.88)	(0.30)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	2,450,773	2,264,857	5,157,313	7,071,251	6,950,879	352,204
Accounts receivable, net	602,159	448,560	434,955	962,718	1,449,292	73,436
Guarantee deposits—current portion	499,089	545,192	873,022	1,167,209	1,352,893	68,552
Total current assets	3,999,960	3,688,669	7,223,762	11,551,116	11,313,030	573,236
Total assets	8,377,784	9,905,040	15,231,504	21,781,771	22,666,267	1,148,509
Total short-term liabilities	3,871,529	4,768,367	7,073,372	7,887,898	9,371,823	474,873
Long-term liabilities	543,885	666,893	1,333,301	3,099,797	3,131,273	158,665
Total liabilities	4,415,414	5,435,260	8,406,673	10,987,695	12,503,096	633,538
Capital stock	2,973,559	2,973,559	2,973,559	2,973,559	2,973,559	150,671
Total equity	3,962,370	4,469,780	6,824,831	10,794,076	10,163,171	514,971
CASH FLOW DATA
Net cash flows provided by operating activities	38,757	333,783	3,069,613	978,732	985,869	49,956
Net cash flow used in investing activities	(311,926)	(1,184,968)	(601,277)	(27,958)	(2,260,440)	(114,537)
Net cash flow provided by financing activities	1,860,504	204,103	65,086	10,765	1,398,300	70,851
FINANCIAL DATA
Operating income	317,377	204,103	2,510,333	2,739,691	18,642	944
Depreciation and amortization	301,531	342,515	456,717	536,543	548,687	27,802
Aircraft and engine rent expense	2,187,339	2,534,522	3,525,336	5,590,058	6,072,502	307,696
OPERATING DATA(8)
Aircraft at end of period	44	50	56	69	71	—
Average daily aircraft utilization (block hours)	12.45	12.42	12.68	12.80	12.57	—
Average daily aircraft utilization (flight hours)	10.37	10.25	10.34	10.24	10.02	—
Average pesos/U.S. dollar exchange rate	12.77	13.30	15.85	18.66	18.93	—
End of period pesos/U.S. dollar exchange rate	13.08	14.72	17.21	20.66	19.74	—
Airports served at end of period	46	53	61	65	69	—
Departures(7)	68,716	74,659	87,931	101,811	108,060	—
Passenger flight segments (thousands)(7)	8,480	9,346	11,477	14,394	15,670	—
Booked passengers (thousands)(7)	8,942	9,809	11,983	15,005	16,427	—
Revenue passenger miles (RPMs) (thousands)(7)	9,002,831	9,722,538	11,561,859	14,325,898	15,917,246	—
Available seat miles (ASMs) (thousands)(7)	10,899,486	11,829,865	14,052,298	16,703,949	18,860,950	—
Load factor(8)	83%	82%	82%	86%	84%	—

	For the Years ended December 31,
	2013	2014	2015(11)	2016	2017	2017
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(1)
Average ticket revenue per booked passenger(8)	1,243	1,152	1,181	1,189	1,086	55
Average non-ticket revenue per booked passenger	211	279	338	381	429	22
Total operating revenue per ASM (TRASM) (cents)	119.3	118.7	129.4	140.8	131.7	6.7
Passenger revenue per ASM (RASM) (cents)	102.0	95.5	100.6	106.5	94.3	4.8
Operating expenses per ASM (CASM) (cents)	116.4	116.9	111.5	124.4	131.6	6.7
CASM ex fuel (cents)	69.7	71.6	77.9	90.0	93.2	4.7
Fuel gallons consumed (thousands)	129,076	138,533	164,033	196,709	210,536	—
Average economic fuel cost per gallon	39.4	38.7	28.8	29.2	34.5	1.7
Employees per aircraft at end of period	61	56	59	66	67	—

(1)                                  Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.19.7354 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017.  Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

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

(4)                                  Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and share purchase plans outstanding during the year, this is because the shares are entitled to a dividend if and when one is declared by the Company.

(5)                                  The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS.  Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.

(6)                                  Includes scheduled and charter.

(7)                                  Includes scheduled.

(8)                                  See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.

Key Performance Indicators

The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles (RPMs); Average ticket revenue per booked passenger; Average non-ticket revenue per booked passenger, Total operating revenue per ASM (TRASM); Passenger Revenue per ASMS (RASM); Operating expenses per ASM (CASM); CASM ex fuel, and Average economic fuel cost per gallon.

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

	Rate(1)
	High	Low	Period End(2)	Average(3)
2013	13.4394	11.9807	13.0765	12.7679
2014	14.7853	12.8462	14.7180	13.2983
2015	17.3776	14.5559	17.2065	15.8542
2016	21.0511	17.1767	20.6640	18.6567
2017	21.9076	17.4937	19.7354	18.9291
November 2017	19.2268	18.5200	18.5848	18.9897
December 2017	19.7867	18.5190	19.7354	19.1013
January 2018	19.7354	18.4672	18.6196	19.0062
February 2018	18.8815	18.4004	18.6456	18.6159
March 2018	18.8909	18.3268	18.3445	18.6549
April 2018 (through April 25)	18.8628	17.9787	18.8628	18.2375

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

On April 25, 2018 the rate for the payment of obligations denominated in foreign currency payable in Mexico as published by the Mexican Central Bank for pesos was Ps.18.8628 per U.S. $1.00.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy.  In 2015, 2016 and 2017, the Mexican economy grew 2.5%, 2.3% and 2.3%, respectively, in terms of GDP, according to the INEGI.  Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control.  Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.  Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.  We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners.  The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 2.13% for 2015, 3.36% for 2016 and 6.77% for 2017.  High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

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

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.  In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms.  In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms.  However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms.  This trend has continued as the peso depreciated 12.6%, 16.9% and 20.1% against the U.S. dollar in nominal terms in 2014,  2015 and 2016, respectively.  As of December 31, 2017, the peso appreciated 4.5% against the U.S. dollar in nominal terms since December 31, 2016.

In 2017, approximately 71% of our total operating costs and 40% of our collections were U.S. dollar-linked or denominated.  The remainder of our expenses was denominated in pesos.  If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected.  We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations.  In addition, 73% of our outstanding financial debt and 100% of our lease payments as of December 31, 2017, are denominated in U.S. dollars.  Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets.  For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past.  This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico).  However, Donald Trump’s victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the currency and capital markets of emerging markets, such as Mexico and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico.  On January 20, 2017, Donald Trump became president of the United States.  President Trump and the Trump administration began a process to renegotiate NAFTA but although several rounds of negotiations have taken place among the three countries, no final terms have been agreed upon.  Because the Mexican economy is heavily influenced by the U.S. economy, the final re-negotiation terms, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration could have a material adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations.  Terrorist acts in the United States and elsewhere could depress economic activity in the United States and globally, including Mexico.  Furthermore, President Trump has already implemented immigration policies that have already adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come.  President Trump’s immigration policies had a negative impact on our results of operations during 2017 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

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

Fuel is a major cost component for airlines and is our largest operating expense.  The cost of fuel accounted for 30%, 28% and 29% of our total operating costs in 2015, 2016 and 2017, respectively.  As such, our operating results are significantly affected by changes in the cost and availability of fuel.  Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict.  Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008.  Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4:  “Information on the Company—Business Overview—Fuel.”

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

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States.  In order to maintain the necessary concessions or authorizations issued by the SCT, acting through the DGAC, the U.S. Federal Aviation Administration, or FAA, and some of the aviation authorities in the Central American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.  We cannot predict which criteria the SCT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available.  In addition, international routes are limited by bi-lateral agreements and not obtaining them will limit our expansion plans in the international market.  Furthermore, we cannot predict or control any actions that the DGAC, FAA or the aviation authorities in the Central American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations.  Also, our fares are subject to review by the DGAC, the FAA and some of the aviation authorities in the Central American countries in which we operate, either of which may in the future impose restrictions on our fares.  Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican and Central American governmental concessions or authorizations necessary for our operations.

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

On July 26, 2017 amendments to the Mexican Aviation Law (Ley de Aviación Civil) and the Consumer Protection Law were enacted to provide for additional passenger rights, and this legislation has increased our costs and has reduced our ability to charge for certain ancillary services.

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

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes.  Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect profitability.  The federal governments of Mexico, the United States and the countries in Central America in which we operate control thier respective airspace and airlines are completely dependent on the DGAC, the FAA and the aviation authorities in Central America to operate these airspaces in a safe, efficient and affordable manner.  The air traffic control system, which is operated by Servicios a la Navegación en el Espacio Aéreo Mexicano in Mexico, the FAA in the United States and the Corporación Centroamericana de Servicios de Navegación Aérea in Central America, faces challenges in managing the growing demand for air travel.  U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays.  Adverse weather conditions and natural disasters can cause flight cancellations or significant delays.  Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, health outbreaks or concerns, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future.  Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors.  The airline industry in Mexico has seen a sharp contraction, with the exit of eight Mexican airlines since 2007 (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana).  Prior to ceasing operations, Grupo Mexicana was one of our most significant competitors.  In December 2016, the DOT issued a final order granting approval of, and antitrust immunity for, the proposed alliance between Delta and Aeromexico and the Mexican Antitrust Commission has also granted approval.  Aeromexico and Delta will use the antitrust immunity to operate a joint venture between the U.S. and Mexico and will coordinate their network planning, pricing, and sales activities, as well as enhance the alignment of their respective frequent flyer programs.  On March 15, 2017, Delta completed a public offering for the purchase of 32% of the capital stock of Aeromexico.  On May 8, 2017 Aeromexico and Delta announced they began their joint cooperation agreement to operate transborder flights between the United States and Mexico. Additionally, on July 27, 2017 Delta exercised an option to acquire an additional 12.8% ownership interest for a total of 49% of the outstanding shares of Aeromexico.  In addition, air carriers involved in reorganizations have historically engaged in substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty.  Such fare discounting could lower yields for all carriers, including us.

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

The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry.  Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America.  The repercussions of September 11, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry.  Since September 11, 2001, the Department of Homeland Security and the TSA in the United States have implemented numerous security measures that restrict airline operations and increase costs and are likely to implement additional measures in the future.  For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans.  Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel.  In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines.  Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect our business, results of operations and financial condition.

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

Our target growth markets are in Mexico, the United States and Latin America, including countries with less developed economies that may be vulnerable to more unstable economic and political conditions, such as significant fluctuations in GDP, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments.  The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges.  As of December 31, 2017, we had hedged approximately 55% of our projected fuel requirements for the year ended December 31, 2018.  However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel.  There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all.  Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs.  Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $241.2 million and U.S. $79.9 million, respectively, in 2017, and have future operating lease obligations aggregating approximately U.S. $1.9 billion over the next 13 years.  In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney (P&W), respectively, for delivery over the next nine years.  Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S.  economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control.  The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

We have limited lines of credit and borrowing facilities and rely primarily on operating cash flows to provide working capital.  Unless we secure additional lines of credit, borrowing facilities or equity financing, we will be dependent upon our operating cash flows to fund our operations and to make scheduled payments on our debt and other fixed obligations.  If we fail to generate sufficient funds from our operations to meet these cash requirements or are unable to secure additional lines of credit, other borrowing facilities or equity financing, we could default on our debt and other fixed obligations.  Our inability to meet our obligations as they become due would materially adversely affect our ability to grow and seriously harm our business, results of operations and financial condition.

We are highly dependent on the Mexico City, Tijuana, Guadalajara and Cancún airports for a large portion of our business.

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancún airports.  Routes through Mexico City, Tijuana, Guadalajara and Cancún make up a large portion of the balance of our routes.  The Mexico City Airport has been declared saturated and we cannot guarantee that in the future we may obtain additional slots in Mexico City.  Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition.  In addition, conditions affecting services at these airports or our slots, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2017, the average age of our 71 aircraft in service was approximately 4.6 years.  Our relatively new aircraft require less maintenance now than they will in the future.  Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals.  In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position.  We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years.  Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

Our business could be harmed by a change in the availability or cost of air transport infrastructure and airport facilities.

The lack of adequate air transport infrastructure can have a direct adverse impact on our business operations, including our future expansion plans.  The availability and cost of terminal space, slots and aircraft parking are critical to our operations.  Additional ground and maintenance facilities, including gates and hangars and support equipment will be required to operate additional aircraft in line with our expansion plans and may be unavailable in a timely or economic manner in certain airports.  Our inability to lease, acquire or access airport facilities on reasonable terms, at preferred times or based upon adequate service, to support our operations and growth could have a material adverse effect on our operations.  Further, as old airports become modernized or new airports are constructed, this may lead to increases in the costs of using airport infrastructure and facilities and may also result in an increase in related costs such as landing charges.  Such increases may adversely affect our business, results of operations and financial condition.  Our ability to pass on such increased costs to our passengers is limited by several factors, including economic and competitive conditions.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate.  Our average daily aircraft utilization was 12.68 block hours in 2015, 12.80 block hours in 2016 and 12.57 block hours in 2017.  Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers.  Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day.  Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions.  In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization.  High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.  Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central American countries in which we operate.

The FAA periodically audits the aviation regulatory authorities of other countries.  As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating.  In December 2010, Mexico’s IASA rating was upgraded back to Category 1 from Category 2, six months after it had been downgraded due to alleged deficiencies in Mexican air safety standards.  We cannot assure you that the government of Mexico, and the DGAC in particular, or the aviation authorities in the Central American countries in which we operate, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines.  If Mexico’s or  the Central American countries’ in which we operate IASA rating were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States, which would in turn adversely affect our business, results of operations and financial condition.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs.  These technologies and systems include our computerized airline reservation system, flight operations system, financial planning, management and accounting system, telecommunications systems, website, maintenance systems and check-in kiosks.  For our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information.  Substantially all of our tickets are issued to passengers as electronic tickets.  We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to issue, track and accept these electronic tickets.  If our reservation system fails or experiences interruptions or denial of service and we are unable to book seats for any period of time, we could lose significant amounts of revenues as customers book seats on competing airlines.  We have experienced short duration reservation system outages from time to time and may experience similar outages in the future.  Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

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

We retain personal information received from customers and have put in place security measures to protect against unauthorized access to such information.  Personal information is further protected under applicable Mexican and United States law.  Personal information held both offline and online is highly sensitive and, if third parties were to access such information without the customers’ prior consent or if third parties were to misappropriate that information, our reputation could be adversely affected and customers could bring legal claims against us, any of which could adversely affect our business, results of operations and financial condition.  In addition, we may be liable to credit card companies should any credit card information be accessed and misused as a result of lack of sufficient security systems implemented by us.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings.  In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements.  The agreement with ASA expires in June 2018 and may be terminated by us with 60-days prior notice and by ASA only if we do not pay for the fuel provided.  If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business.  If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel.  Currently, no substitute exists for ASA as a fuel supplier in Mexico.  We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers.  Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft.  Our aircraft also exclusively use IAE and P&W engines.  Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines.  If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all.  Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with.  Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems.  During 2017 and 2018, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide.  As a result, several A320 NEO operators, including us, have reportedly caused  their aircraft to be inoperative for long periods of time.  This problem has also resulted in the delay of delivery of our A320 and A321 NEO aircraft.  We cannot assure you when such problems will be resolved by P&W.

Cyber-attacks or other breaches of network or information technology security could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations.  Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines.  Cyber-attacks, which include the use of malware, computer viruses, denial of service and other means for disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years.  The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future.  The costs associated with a major cyber-attack on us could include increased expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners.  In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information about us, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence.  Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

Our business is labor intensive, with labor costs representing approximately 12%, 12% and 11% of our total operating costs for the fiscal years 2015, 2016 and 2017, respectively.  As of December 31, 2017, approximately 78% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries.  The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages.  Our current agreements with this union will expire in February 2019 with respect to salaries and in February 2020 with respect to benefits.  The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can.  We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth.  Traditionally, the relationship between Mexican legacy carriers and their unions has been complex.  We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union.  If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages.  Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies.  These types of broad market fluctuations may adversely affect the trading price of our Series A shares and ADSs.  In the past, stockholders have sometimes instituted securities class

action litigation against companies following periods of volatility in the market price of their securities.    Any such litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

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

Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares.  As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares.  Mexican investors will determine the outcome of substantially all shareholder matters.  For a more complete description of the circumstances under which holders of our securities may vote, see Item 10:  “Additional Information—Memorandum and Articles of Association—Overview.”

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

Since we began operations in 2006, we have increased our routes from five to more than 174 and grown our cost-efficient Airbus A320 family aircraft from four to 71 as of December 31, 2017.  We currently operate up to 319 daily flight segments on routes that connect 40 cities in Mexico as well as 27 cities in the United States and Central America.  We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana.  The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

In addition on January 16, 2018, we signed a codeshare agreement with U.S. ultra-low-cost carrier Frontier, which is currently subject to approval by authorities in Mexico and the United States.  We expect this agreement, one of the first ever between ULCC’s, to open additional ultra-low fare travel options between Mexico and the United States.  In particular, we currently serve 23 destinations in the U.S. and 40 in Mexico, of which 21 coincide with Frontier destinations in both countries.  We believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines.  In 2017, our CASM was Ps.131.6 cents (U.S. $6.7 cents), compared to an average CASM of U.S. $11.30 cents for the other Latin American publicly traded airlines.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.27 cents in 2017.  With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years.  We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.  We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale.  We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand.  We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate.  We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico.  During 2017, our average base fare was Ps.1,086 (U.S. $55) and we regularly offer promotional base fares of down to Ps. 414 (U.S. $21.87).  Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use.  This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue.  We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor.  In 2017, our average load factor was 84.4%, compared to an average load factor of 82.4 % for the other Latin American publicly traded airlines and 83.7% for our U.S.-based publicly traded target market competitors.  Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers.  We strive to deliver on-time performance to our customers, with an 84.9% on-time performance rate in 2017.  We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers.  We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2015, 2016 and 2017, we incurred capital expenditures of Ps.1.5 billion, Ps.2.3 billion and Ps.2.7 billion, respectively, which include acquisitions of spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets.  For a discussion of our capital expenditures and future projections, see Item 5:  “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We are also subject to the regulation of the aviation authorities in the countries of Central America in which we currently operate.  We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in Central America.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be between 2% and 3% in 2018 and between 2.2% to 3.2% in 2019 according to the Mexican Central Bank.  These estimates are in line with the estimates for the United States for 2018 when American GDP growth is expected to be between 2.3% and 2.7%, but are higher than the expected growth of American GDP for 2019 of between 1.9% and 2.5%, according to the International Monetary Fund.  This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the National Statistics and

Geography Institute (Instituto Nacional de Estadística y Geografía).  As of 2015, according to the INEGI intercensal survey, approximately 33.3% of the Mexican population was under 18 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future.  This contrasts favorably with more mature aviation markets like the United States, where approximately 22.8% of the population is currently under 18 years of age.  Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita.  On a global basis the World Bank estimates that there are, on average 0.40 annual trips per capita, whereas in Mexico the number is roughly a portion of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies.  Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population.  In 2017, bus companies transported over 3.03 billion passengers in Mexico, of which approximately 82 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority.  We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers.  We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country.  Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 20 years, with an average passenger to economic growth ratio (RPK/GDP) of 3.3 times.  As a result, a GDP growth of 3% in the next 20 years could imply an industry growth rate of around 30% by 2022 and over 60% by 2027.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana).  Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers.  While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico.  This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 84.4% in 2017.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 6.7% and international volumes have grown by a CAGR of 4.6 % from 2006 to 2017 according to the DGAC.  The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2017:

Passenger Volumes	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
(millions of segment passengers)
International	27.4	27.2	27.9	24.1	25.8	26.8	28.5	30.9	33.6	37.5	40.5	45.0
% growth (decreased)	6.1%	(0.5)%	2.5%	(13.6)%	6.8%	4.1%	6.5%	8.1%	8.8%	11.7%	7.9%	11.1%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5	32.9	37.1	41.8	45.2
% growth (decreased)	11.8%	23.6%	0.9%	(11.6)%	0.3%	3.9%	10.3%	8.6%	8.0%	12.9%	12.5%	8.2%
Total	49.6	54.6	55.5	48.5	50.3	52.3	56.6	61.4	66.5	74.6	82.3	90.2
% growth (decreased)	8.6%	10.3%	1.8%	(12.4)%	3.3%	4.0%	8.2%	8.5%	8.3%	12.2%	10.3%	9.6%

Source:  DGAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets.  Approximately 66% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico.  All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers.  We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit.  For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities.  These cities include Chicago, Los Angeles, San Antonio and San Francisco-Oakland, with Mexicans and Mexican-Americans in each of them amounting to 1.5 million, 4.6 million, 0.9 million and 0.7 million, respectively, according to PEW Research Hispanic Center based on U.S. Census Bureau data.

In 2017, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 65.7% of the domestic market, based on passenger flight segments, according to the DGAC.  The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%	23.31%	24.76%	27.50%	27.49%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%	36.08%	33.81%	31.19%	29.05%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%	23.75%	24.61%	21.69%	21.24%
Viva Aerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%	11.85%	11.74%	14.30%	16.92%

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%	21.73%	23.08%	24.79%	22.64%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%	65.71%	61.59%	56.82%	55.96%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%	11.31%	13.67%	17.86%	20.83%
Viva Aerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%	0.93%	1.55%	0.40%	0.41%

Source:  DGAC

(1)                                 Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.

(2)                                 Began operations in March 2006.

(3)                                 Ceased operation in August 2010.

(4)                                 Began operations in December 2005.

(5)                                 Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta.  As of December 31, 2017, we were the sixth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico.  We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 30.3% from 2006 to 2017, with approximately 0.9 million booked passengers in 2006 and 16.4 million booked passengers in 2017.  We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

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

Lowest Cost Structure.  We believe that in 2017 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.131.6 cents (U.S. $6.7 cents), compared to Avianca at U.S. $13.8 cents, Copa at U.S. $8.7 cents, Gol at U.S. $10.3 cents, Grupo Aeroméxico at U.S. $10.1 cents and LATAM at U.S. $11.1 cents.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $10.8 cents, American at U.S. $13.8 cents, Delta at U.S. $13.8 cents, Jet Blue at U.S. $10.7 cents, Southwest Airlines at U.S. $11.5 cents and United at U.S. $13.0 cents in 2017, according to publicly available financial information.  We achieve our low operating costs in large part due to:

•                                          Efficient and Uniform Fleet.  We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.6 years as of December 31, 2017.

•                                          High Asset Utilization.  Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.57 block hours per day in 2017.

•                                          Direct Sales Distribution.  We encourage our customers to purchase tickets via our website, call center or airport service desks as these distribution channels are the lowest cost to us.  We sell 61% of our tickets through these channels.  We do not use global distribution system, or GDS.

•                                          Variable, Performance-Based Compensation Structure.  We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation.  We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use.  Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $6.92 in 2009 to U.S. $21.8 in 2017 by, among other things:

•                                          charging for excess baggage (over the 25 kilograms of free checked luggage required by Mexican regulations on domestic flights), and starting March 1, 2017, we began charging for the first checked luggage on routes to/from the United States);

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

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets.  We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States.  We believe these people represent the highest potential for growth in our target markets.  By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus.  We use our yield management system to set prices based on the time of booking.  We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.414 (U.S. $21.87).  We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico.  In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day.  Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection.  We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability.  When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage.  We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators.  We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets.  As of December 31, 2017, we had more than 50% passenger market share in 94 of our 174 routes.  As of December 31,

2017 we faced no competition from any other carrier on 10% of our domestic seat capacity.  We entered the U.S. market in July 2009 and by 2017 derived 32% of our passenger revenues from our U.S. routes and attributed 30% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance.  We believe we are one of the most efficient airline carriers in Latin America.  In 2017, we achieved an average passenger load factor of 84.4% and an average aircraft utilization rate of 12.53 block hours per day with a standard turnaround time between flights of approximately 64 minutes.  For our fleet type, our average aircraft utilization rate of 10.04 flight hours per day was among the highest worldwide and was 22.8% higher than the industry average of 8.18 flight hours per day for all Airbus A319 aircraft, 11.20% higher than the 9.11 flight hours per day for all Airbus A320 aircraft and 4.7% higher than the 9.2 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2017 available from Airbus.  The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors.  In addition, we strive for market-leading operational performance, with a 84.9% on-time performance rate, 99.4% flight completion rate and a mishandled baggage rate of only 0.88 bags per 1,000 passengers in 2017.

Brand Recognition with a Fast Growing Fan Base.  We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers.  As of December 31, 2017, we had approximately 3.5 million fans on Facebook and 1.9 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion.  Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice.  We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth.  We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft.  We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors.  As of December 31, 2017, we had a balance of Ps.7.0 billion in unrestricted cash and cash equivalents, representing 28.0% of the last twelve month operating revenues.  As of December 31, 2017, we had financial debt of approximately Ps.3.5 billion.

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

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand.  We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services.  Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post- trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions.  In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel.  In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 730,000 members as of December 31, 2017.  We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013.  We also continue to expand the cargo transportation services we provide on our aircraft.  As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth.  As of the date of this report, we have firm commitments for 118 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next nine years, including 80 of the next generation Airbus A320 NEO and 38 of the next generation Airbus A321 NEO, the delivery of which commenced in 2016 and 2018, respectively.  We have obtained committed financing for the pre-delivery payments for the deliveries through 2021.  During 2017, we incorporated five A320 NEO aircraft into our fleet.  In December 2017, we entered into an agreement with Airbus to purchase 80 A320neo Family aircraft, which we are committed to receive from 2022 to 2026. We have not selected the engines for these 80 aircraft.

Our fleet reached 71 aircraft as of the date of this annual report.  Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft.  We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions.  We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

Grow Passenger Volume by Profitably Establishing New Routes.  We believe our focus on low fares and customer service will stimulate growth in overpriced, underserved and inefficient new markets.  We will continue our disciplined approach to domestic and international market entry by using our rigorous selection process where we identify and survey possible target markets that have the potential to be profitable within our business model.  For example, in 2017, we added the following 31 new routes:  three domestic routes and two international routes from Guadalajara, four international routes from Mexico City, three international routes from Costa Rica, two international routes from Tijuana, four international routes from Los Angeles, four domestic and nine international routes from other cities within Mexico.  As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations.  For our future growth opportunities, we have identified approximately 105 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 124 routes internationally that have stage lengths of at least 400 miles.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  Additionally, in December 2017, Vuela Aviación was awarded a Foreign Air Carrier Permit by the Department of Transportation of the United States of America which allows Vuela Aviación to operate to and from the United States of America.  Vuela Aviación initiated sales of four routes from Central America to the following U.S. destinations: Los Angeles (LAX), New York (JFK), and Washington D.C. (IAD).  On March 15, 2018 Vuela Aviación, started service from Costa Rica to Los Angeles.  We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

Our Operations

Passenger Revenue

Passenger revenues accounted for approximately Ps.17.8 billion, or 72% of our total operating revenues in 2017.  VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers.  Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective.  VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter.  Leisure traffic makes up the second largest component of our customers.  This segment responds well to demand stimulation based on low fares.  Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January.  Cost-conscious business people make up the third largest component of our customers.  Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.  We do not operate a frequent flier program.

Non-Ticket Revenue

Our most significant non-ticket revenues include revenues generated from (i) air travel-related services, (ii) non-air-travel related services, and (iii) cargo services.  In 2017, we derived approximately Ps.7.1 billion, or 28% of our total operating revenues from non-ticket revenue.

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

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $9.99 to U.S. $16.99, U.S. $15.99 to U.S. $17.99, U.S. $65.99 to U.S. $100, U.S. $89.99 to U.S. $100 and U.S. $73.99 to U.S. $100.99, respectively and we generate such fees in Mexico, the United States and Central America.  We also make available trip insurance commercialized by third parties through our website.

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. $54.99 or a group annual membership of U.S. $219.99.  V-Club subscriptions accounted for approximately 2.1% of our non-ticket revenues in 2017.  Members of the V-Club have exclusive access to the lowest fares and promotions through our website.  We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases.  Revenue from the Volaris affinity credit card accounted for approximately 2% of our non-ticket revenues as of December 31, 2017.  As of December 31, 2017, we had approximately 730,000 V-Club members and 200,000 affinity credit card holders.

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

Route Network

We currently serve 67 cities throughout Mexico, the United States and Central America and operate up to 319 daily segments on routes that connect 40 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 27 cities in the United States and Central America, including:  Austin, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, Milwaukee, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Francisco, San Jose, CA, Seattle, , Washington D.C. San Jose (Costa Rica), Managua (Nicaragua), Guatemala City (Guatemala) and San Salvador (El Salvador).  Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  Vuela Aviación currently serves 4 cities throughout Central America and operates 10 daily segments on routes that connect Central America.  Additionally, in December 2017, Vuela Aviación was awarded a Foreign Air Carrier Permit by the Department of Transportation of the United States of America which allows Vuela Aviación to operate to and from the United States of America.  Vuela Aviación initiated sales of four routes from Central America to the following U.S. destinations: Los Angeles (LAX), New York (JFK), and Washington D.C. (IAD).  On March 15, 2018 Vuela Aviación, started service from Costa Rica to Los Angeles (LAX).

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

+60 DESTINATIONS

Flights to México, USA, and Central America with get out of town prices!

MÉXICO

1. ACAPULCO
2. AGUASCALIENTES
3. CANCÚN
4. CHETUMAL
5. CHIHUAHUA
6. MEXICO CITY
7. CIUDAD JUÁREZ
8. CIUDAD OBREGÓN
9. COLIMA
10. COZUMEL
11. CULIACÁN
12. DURANGO
13. GUADALAJARA
14. HERMOSILLO
15. HUATULCO
16. IXTAPA / SIHUATANEJO
17. LA PAZ
18. LEÓN
19. LOS CABOS
20. LOS MOCHIS
21. MAZATLÁN
22. MEXICALI
23. MONTERREY
24. MORELIA
25. MÉRIDA
26. OAXACA
27. PUEBLA
28. PUERTO VALLARTA
29. QUERÉTARO
30. SAN LUIS POTOSÍ
31. TAPACHULA
32. TEPIC
33. TIJUANA
34. TOLUCA
35. TORREÓN
36. TUXTLA GUTIÉRREZ
37. URUAPAN
38. VERACRUZ
39. VILLAHERMOSA
40. ZACATECAS

UNITED STATES OF AMERICA

41. AUSTIN
42. CHICAGO (MIDWAY)
43. CHICAGO (O HARE)
44. DALLAS-FORTWORTH
45. DENVER
46. FRESNO
47. HOUSTON
48. LAS VEGAS
49. LOS ÁNGELES
50. MIAMI
51. MILWAUKEE
52. NEW YORK (JFK)
53. OAKLAND (SAN FRANCISCO AREA)
54. ONTARIO
55. ORLANDO
56. PHOENIX
57. PORTLAND
58. RENO
59. SACRAMENTO
60. SAN ANTONIO
61. SAN FRANCISCO
62. SAN JOSÉ, CALIFORNIA
63. SEATTLE
64. WASHINGTON NEW

CENTRAL AMERICA

65. GUATEMALA CITY, GUATEMALA
66. SAN SALVADOR, EL SALVADOR
67. MANAGUA, NICARAGUA
68. SAN JOSÉ, COSTA RICA

Sales, Distribution, Marketing and Advertising

Sales and Distribution.  We currently sell our product through four primary distribution channels:  our website, our mobile app, our call center, airports and third parties such as travel agents.  We use our website, www.volaris.com (the contents of which are not a part of, and are not incorporated by reference into, this Annual report), as the primary platform for ticket sales.  After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales.  The following table sets forth the approximate percentage of our ticket sales in 2017 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2017	Fee in pesos(1)
Website and mobile app	61.4%	—
Call center	12.10%	—
Third-party travel agents	18.1%	129
Airport counters	3%	—
VClub	5.4%	—

Source:  Volaris

(1)                                 Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares.  For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available.  Approximately 90% of our sales are paid by credit and debit card and 10 % by cash and other forms of payment.  We have entered into agreements with Telecomunicaciones de México, Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 20,000 points of payment.  These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement.  In 2017, we expensed an aggregate of Ps. 743.2   million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link, S.A. de C.V., or One Link, to outsource our call center.  Pursuant to this agreement, One Link receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability.  One Link also makes calls to our customers at our request and provides us with reports.  As with our online bookings, purchases through our call center can be paid for at the time of booking by credit or debit card, or within 24 hours in cash at one of our points of payment.  The agreement with One Link expires in July 2022.

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

Marketing and Advertising.  Our marketing and advertising activities include the use of the Internet, television, radio and billboards.  We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instagram and YouTube.  As of December 31, 2017, we had approximately 3.5 million fans on Facebook and 1.9 million followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms.  We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others.  We have Internet promotions directed at current customers, who can register on our website.  In addition, we send emails with promotions and advertisement to approximately 2.0  million e-mail addresses on a weekly basis.  We also have special promotions like “your name on a plane,” where we place the first name of the winning customer on the fuselage of an aircraft for a one year period.  We strive to have the highest marketing impact at the lowest cost.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 730,000 members as of December 31, 2017.  The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees.  V-Club members pay a small annual fee for first access to offerings of low fares.  The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We have one single base fare type which is a basic, “unbundled fare” that includes 25 kilograms of checked luggage on domestic flights and just a small carry-on and one personal item on board the cabin.  Starting March 1, 2017, we began charging for the first checked luggage on routes to and from the United States.  Our fares are non-refundable and passengers changing their travel plans on our flights are subject to flight alteration fees.  In addition to our base fare, customers can choose a variety of additional products and services to customize their travel experience.  These include options of pre-selecting a higher baggage allowance and an on-time performance guarantee, as well as purchasing food, beverages and other products on board.  Additional products and services can be purchased at different points in time, including at the time of purchase, before the flight and at the airport.  We increase the prices of these products and services the closer the customer purchases them to the departure date.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority.  We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews.  We currently conduct approximately 13,814 monthly Net Promoter Score (NPS) surveys; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance.  The following table sets forth certain performance-related customer service measures for the years ended 2015, 2016 and 2017:

	2015	2016	2017
On-time performance(1)	81.2%	75.4%	84.9%
Completion factor(2)	99.8%	99.2%	99.4%
Mishandled baggage(3)	1.13	1.20	0.88

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people.  These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines.  In 2017, our CASM was Ps.131.6 cents (U.S. $6.7 cents), compared to an average CASM of U.S. $11.3 cents for the other Latin American publicly traded airlines.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $12.27 cents in 2016.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus.  Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 71 aircraft as of December 31, 2017.

As of December 31, 2017 we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types.  The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating.  The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs.  Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

In December 2017, we entered into an agreement with Airbus to purchase 80 A320neo Family aircraft, which we are committed to receive from 2022 to 2026. We have not selected the engines for these 80 aircraft.

As of December 31, 2017, our fleet of 71 Airbus narrow-body aircraft consisted of 12 Airbus A319s, 49 A320s (six of them are NEO) and ten A321s.  We have a young fleet with the average age of our fleet being 4.6 years as of December 31, 2017, as compared to an average of 8.2 years for the other Mexican airlines according to the DGAC.  A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration.  Our Airbus A319s accommodate 138 or 144 passengers, our Airbus A320s accommodate 174 or 179 or 180 or 186 passengers and our Airbus A321s accommodate 220 or 230 passengers.  Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines.  We have taken delivery of 10 spare engines (8 leased and two owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2017:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Fleet additions (Returns)
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)
A320	—	—	2	—	—	8	7	7	8	4	8	5
A321	—	—	—	—	—	—	—	—	—	2	8	—
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71

The following table shows the development of our fleet from 2018 to 2021 pursuant to our current contracts:

	2018E	2019E	2020E	2021E
Fleet additions (Returns)
A319	(4)	(2)	(2)	(2)
A320(1)	7	8	10	6
A321(1)	5	1	—	—
Total fleet	79	86	94	98

(1)                                 Pursuant to new aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet.  These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (one delivered in 2016, four in 2017, three in 2018 and two in 2019) and six A321NEO aircraft (five in 2018 and one in 2019).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Bancomext under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases.  With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements.  We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered through 2021.

As of December 31, 2017, we had 71 aircraft leased pursuant to long-term lease agreements for an average term of 11 years each.  The operating leases for these aircraft expire between 2018 and 2031.  We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft.  Our aircraft leases provide for fixed rent payments.  We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term.  We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 109 Airbus A320 family aircraft in the next nine years (from January 2018 to November 2026).  The agreement provides for the addition of 109 A320 NEOs to our fleet as follows:  four in 2018, eight in 2019, 11 in 2020, six in 2021, 13 in 2022, 18 in 2023, nine in 2024, 15 in 2025 and 25 in 2026.  The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor.  We must make pre-delivery payments at specific dates prior to the scheduled delivery.  Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO (one which was delivered in September 2016) and six Airbus A321NEO that will be delivered between 2018 and 2019.  We have decided to move to a bigger gauge aircraft by leasing delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy.  During 2015, we executed lease agreements with different leasing companies for the lease of eight Airbus A321 CEO aircraft which were delivered during 2016.

We have 10 scheduled A319 aircraft returns in the next five years:  four in 2018, two in 2019, two in 2020, and two in 2021, as well as 11 A320 aircraft returns in the next five years:  two in 2019, one in 2020 and eight in 2022.  However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility.  In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future.  For certain risks related to our lease agreements, see Item 3:  “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

On August 16, 2013 we selected IAE engines for our 14 classic A320 CEO aircraft and P&W engines for our 30 A320 NEO aircraft.

Maintenance

We have a DGAC, FAA and a Direction General of Civil Aviation in Costa Rica mandated and approved maintenance program administered by our maintenance engineering department.  Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft.  Maintenance is performed by our qualified technicians, some of whom are FAA-certified and by maintenance providers which hold the necessary certifications.

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

Heavy airframe maintenance checks consist of a series of more complex tasks that can take up to six weeks to complete.  Heavy engine maintenance is performed approximately every five to six years and includes a more complex work scope.  Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient.  We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services.  We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance.  Aeroman is an FAA-approved maintenance provider, has been named the number one maintenance facility by Airbus, has been awarded the FAA’s Corporate Diamond Certificate of Excellence and airlines like Jet Blue and Southwest Airlines also outsource their maintenance requirements to Aeroman.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense.  Fuel accounted for 30%, 28% and 29% of our total operating costs in 2015, 2016 and 2017, respectively.  We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico.  Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice.  In the United States we have entered into fuel supply agreements with suppliers such as WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements.  See Item 3:  “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Social Responsibility

We are committed to social responsibility and sustainable development through the generation of economic, social and environmental value throughout all our operations.  We have initiatives that include fundraising, the transportation of organs and tissues for transplants, volunteering, the donation of airplane tickets and toys to nonprofit organizations, activities to help people affected by natural disasters and buying carbon bonds to neutralize our environmental footprint, among others.  We also have the Vfundación membership which allows Mexican nonprofit organizations to acquire airline tickets at a 30% discount, allowing them to reduce their operating costs.  Additionally, we are part of the Sustainable IPC of the Mexican Stock Exchange.  We also maintain several distinctions that endorse us as a sustainable company:  socially responsible company distinction and environmental management systems and quality certification (ISO 14001 and ISO 9001), as well as being a top member in the implementation of The Code (ECPAT), to end child prostitution, pornography and trafficking of children and teenagers.

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

•                                          Pre-delivery payments financing trusts:  We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments.  These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2017	2016
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

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

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares. As a result, the key employees paid Ps.0.6 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust. See Item 5:

“Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”

As of December 31, 2017 and 2016, the 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The fair value of these SARs is measured at the grant date and each reporting period using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

During the year ended December 31, 2017, our recorded benefit related for this plan totaled Ps.16.5 million. No SARs were exercised during 2017.

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

In November 2017, April 2016 and October 2016, our board of directors authorized extensions to this plan.  The total costs of the plan extensions approved were Ps.15.8 million, Ps.14.5 million and Ps.11.6 million, respectively, to be used to purchase our shares.

An irrevocable administrative trust was created by Servicios Corporativos, as trustee, to administer this plan.  See Item 5:  “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Share Purchase Plan.”

During the year ended December 31, 2016 and 2017, certain of these key employees left the Company.  Therefore; the vesting conditions were not fulfilled.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.

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

Our primary corporate offices and headquarters are located in Mexico City at Av.  Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, zip code 01210, where we lease 6,656 square meters under a lease that expires in May 2022.  We also lease a 1,500 square-meter warehouse for storage, located in

Toluca within the airport area, under a lease that expires in August 2018.  In addition, we sublease a hangar facility at the Tijuana airport, such sublease expires on July 15, 2022.

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

Description of Our Principal Line Items

Operating Revenues

Passenger Revenue.  We derive our operating revenues primarily from transporting passengers on our aircraft.  Approximately 72% of our total operating revenues were derived from passenger fares in 2017.  Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger.  Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown.  Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs.  The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Non-ticket Revenue.  We derived approximately 28% of our total operating revenues in 2017 from non-ticket revenue.  The most significant non-ticket revenues include revenues generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2015	2016	2017
Operating revenues:
Passenger	78%	76%	72%
Non-ticket	22%	24%	28%
Total operating revenues	100%	100%	100%
Other operating income	(1)%	(2)%	0%
Fuel	26%	24%	29%
Aircraft and engine rent expense	19%	24%	24%
Landing, take-off and navigation expenses	14%	14%	16%
Salaries and benefits	10%	10%	11%
Sales, marketing and distribution expenses	6%	6%	7%
Maintenance expenses	5%	6%	6%
Other operating expenses	4%	4%	4%
Depreciation and amortization	3%	2%	2%
Total operating expenses, net	86%	88%	100%
Operating income	14%	12%	0%
Finance income	0%	0%	0%
Finance cost	0%	0%	0%
Exchange gain (loss), net	5%	9%	(3)%
Income (loss) before income tax	19%	21%	(3)%
Income tax (expense) benefit	(6)%	(6)%	1%
Net income (loss)	14%	15%	(2)%

Revenues from our international operations represented 30.8%, 33.1% and 30.3% of our total revenues in 2015, 2016 and 2017, respectively, and revenues from our domestic operations represented 69.2%, 66.9% and 69.7% of our total revenues in 2015, 2016 and 2017, respectively.

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

Aircraft and Engine Rent Expense.  Aircraft rent expense consists of monthly lease rents for our 71 aircraft and eight spare engines, as of December 31, 2017, under the terms of the related operating leases and is recognized on a straight line basis.  Aircraft rent expense also includes gains and losses related to our interest rate swap contracts and foreign currency forward contracts that qualify for hedge accounting.

Additionally, if we determine that we will probably not recover partially or completely the maintenance deposits we pay to the lessor as maintenance deposits, we record these amounts in the results of operations as additional aircraft rent (supplemental and contingent rent) from the time we make the determination over the remaining term of the lease.  Aircraft and engine rent expense also includes the estimated return costs of our fleet, which in no case are related to scheduled major maintenance.  The return costs are recognized on a straight-line basis as a component of supplemental rent.

Salaries and Benefits.  Salaries and benefits expense includes the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Landing, Take-off and Navigation Expenses.  Landing, take-off and navigation expenses include airport fees, handling charges, and other rents, which are fixed and variable facilities’ expenses, such as the fees charged by airports for the use or lease of airport facilities, as well as costs associated with ground handling services that we outsource at certain airports.  This expense also includes route charges, which are the costs of using a country’s or territory’s airspace and are levied depending on the distance flown over such airspace.

Sales, Marketing and Distribution Expenses.  Sales, marketing and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, our outsourced call center, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

Maintenance Expenses.  Maintenance expenses include all parts, materials, repairs and fees for repairs performed by third-party vendors directly required to maintain our fleet.  It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses.  Major maintenance expenses are capitalized and subsequently amortized as described in “—Depreciation and Amortization—“ below.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM).  The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2015	2016	2017	2017
	(In Ps. cents)			(In U.S.$ cents)(1)
Other operating income	(1.4)	(3.0)	(0.5)	0.0
Fuel	33.6	34.4	38.5	1.9
Aircraft and engine rent expense	25.1	33.5	32.2	1.6
Landing, take-off and navigation expenses	18.5	19.6	21.2	1.1
Salaries and benefits	13.5	14.5	15.0	0.8
Sales, marketing and distribution expenses	7.7	8.5	9.0	0.5
Maintenance expenses	6.2	8.0	7.6	0.4
Other operating expenses	5.0	5.7	5.7	0.3
Depreciation and amortization	3.3	3.2	2.9	0.1
Total operating expenses, net	111.5	124.4	131.6	6.7

(1)                                 Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.19.7354 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017.  Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target.  The following key factors may affect our future performance.

Economic Conditions in Mexico.  Mexico’s GDP is expected to grow by 2% to 3% per year for the next ten years according to the Mexican Central Bank, which is 0% to 1% above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve.  Mexico’s projected GDP growth is expected to result in the number of middle-income homes continuing their growth trend, having already grown from 5.1 million in 1992 to 15.8 million in 2008.  Regarding population dynamics as of 2015, according to the INEGI intercensal survey, around 36% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth.  Inflation in Mexico during 2017 was 6.77% according to the INEGI.  As of December 31, 2017, international reserves were at U.S. $172.8 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people.  These low base fares are facilitated by our low CASM, which at Ps.131.6 cents (U.S. $6.7 cents) we believe was the lowest CASM in Latin America in 2017, compared to Avianca at U.S. $13.8 cents, Copa at U.S. $8.7 cents, Gol at U.S. $10.3 cents, Grupo Aeroméxico at U.S. $10.1 cents and LATAM at U.S. $11.1 cents.  We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $10.8 cents, American at U.S. $13.8 cents, Delta at U.S. $13.8 cents, JetBlue at U.S. $10.7 cents, Southwest Airlines at U.S. $11.5 cents and United at U.S. $13 cents.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico.  In 2017, the Mexican low-cost carriers (including us) combined had 65.7% of the domestic market based on passenger flight segments.  We had 27.49% of the domestic market which placed us second, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies.  There are limited passenger rail services in Mexico.  There is a large bus industry in Mexico, with total passenger segments of approximately 3.03 billion in 2017, of which approximately 82 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel.  We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus.  We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United.  We have grown rapidly in the international market since we started international operations in 2009, reaching 29% market share on the routes that we operate and 10% market share considering all routes between Mexico and the United States in 2017, according to the DGAC.

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

In addition, on January 20, 2017, Donald Trump became president of the United States.  President Trump has already implemented immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come.  President Trump’s immigration policies had a negative impact on our results of operations during 2017 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

Fuel.  Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 30%, 28% and 29% of our total operating expenses for 2015, 2016 and 2017.  Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict.  We source a significant portion of our fuel from refining sources located in Mexico.

During the years ended December 31, 2017 and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  During the year ended December 31, 2015, we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% of our fuel consumption.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2017, we also entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge approximately 55% of our 2018 projected fuel consumption.  During the year ended December 31, 2016, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 projected fuel consumption, respectively.

As of December 31, 2017, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS, BP Products North America, Chevron and Associated Energy Group fuel service contracts.  The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses.  While most of our revenue is generated in Mexican pesos, 30% of our revenues came from our operations in the United States and Central America during the year ended December 31, 2017 (compared to 33% during the year ended December 31, 2016) and U.S. dollar denominated collections accounted for 38% and 40% of our total collections in 2016 and 2017, respectively.  In addition, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 69% and 71% of our total operating costs in 2016 and 2017.  Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals and maintenance costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency.  Most of the surplus funds are converted into U.S. dollars.  However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2016, and 2017, our net asset position denominated in U.S. dollars was U.S. $584.5 million and U.S. $567.5, respectively.  As a result of the significant depreciation of the peso against the U.S. dollar in 2015 and 2016 and our net U.S. dollar asset position, we recorded a foreign exchange gain, net of Ps.966.6 million in 2015 and Ps.2.2 billion in 2016.  Whereas, as a result of the appreciation of the Peso against the U.S. dollar and our net U.S. dollar asset position, we recorded a foreign exchange loss, net of Ps.793.9 million in 2017.

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

(ii)           Major maintenance consists of a series of more complex tasks that can take from one to six weeks to accomplish and are generally required approximately every five to six years.  Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized as improvements to leased assets and amortized over the shorter period of the next major maintenance event or the remaining lease term.

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

Due to the young age of our fleet (approximately 4.6 years on average as of December 31, 2017), maintenance expense in 2016 and 2017 remained relatively low.  For the years ended December 31, 2016 and 2017 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.226.5 million and Ps.529.3, respectively.  For the years ended December 31, 2015, 2016 and 2017 the amortization of these deferred major maintenance expenses was Ps.352.9 million, Ps.404.7 million and Ps.382.7, respectively.  The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2015, 2016 and 2017, total maintenance costs amounted to Ps.874.6 million, Ps.1.3 billion and Ps.1.4 billion, respectively.  As the fleet ages, we expect that maintenance costs will increase in absolute terms.  The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs.  Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time.  However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps.2.1 billion (U.S. $109.7 million) in 2018.

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

Ramp-up Period for New Routes.  During 2015 we opened 22 new routes, added 20 more in 2016 and 31 more in 2017.  As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential.  See Item 3:  “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Aircraft Maintenance Deposits Paid to Lessors.  Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities.  Maintenance deposits are held as collateral in cash.  These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.  Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines.  We paid Ps.1.4 billion and Ps.2.2 billion in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2015 and 2016, respectively. During 2017, we recovered maintenance deposits, net of payments, in an amount of Ps.148.8 million.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.  When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent.  We expensed Ps.73.3 million in 2015, Ps.143.9 million in 2016 and Ps.103.6 in 2017 of maintenance deposits as supplemental rent.

As of December 31, 2015, 2016 and 2017 we had prepaid maintenance deposits of Ps.4.9 billion, Ps.7.1 billion and Ps.6.9 billion, respectively, recorded in our consolidated statement of financial position.  We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the years ended December 31, 2015, 2016 and 2017 we extended the lease term of three aircraft agreements, two agreements and three aircraft agreements, respectively.  These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.92.6 million, Ps.92.5 million and Ps.65.7 million during 2015, 2016 and 2017, respectively.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms.  For the years ended December 31, 2015, 2016 and 2017, we amortized Ps.45.3 million, Ps.74.7 million and Ps.88.2 million respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

During the year ended December 31, 2017, we added two new net aircraft to our fleet.  The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft.  However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period.  This adjustment covers maintenance events that are not expected to be made before the termination of the contract.  We recognize this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

For the years ended December 31, 2015, 2016 and 2017, we expensed as contingent rent Ps.290,857, Ps.201,434 and Ps.162,108, respectively.

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

In 2015, 2016 and 2017, we capitalized costs of major maintenance events of Ps.295.8 million, Ps.226.5 million and Ps.529.3 million, respectively and we recognized amortization expenses of Ps.352.9 million, Ps.404.7 million and Ps.382.7 million, respectively.  The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statement of operations.  If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.1,227.5 million, Ps.1,748.8 million and Ps.1,815.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Fair Value.  The fair value of our financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets.  They are determined using valuation techniques such as the discounted cash flow model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.  Changes in assumptions regarding these factors could affect the reported fair value of financial instruments.

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

During the year ended December 31, 2015, 2016 and 2017 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.181.7 million, Ps.484.8 million and Ps.65.9 million respectively, that was recorded as other operating income in the consolidated statement of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps.30.7 million.  This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term.  For the years ended December 31, 2015, 2016 and 2017, we amortized a loss of Ps.3.0 million, Ps.3.0 million and Ps.3.0 million, respectively, as additional aircraft rental expense.

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

During 2015, 2016 and 2017, we amortized a corresponding benefit from these credit notes of, Ps.9.3 million, Ps.9.3 million and Ps.6.6 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

Equity-settled Transactions

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

In November 2017, April 2016 and October 2016, extensions to this share purchase plan were approved by our board of directors.  The total cost of the extensions approved was Ps.15.8 million (or Ps.10.1 million, net of withheld taxes), Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), respectively.  Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2015, 2016 and 2017, we recognized Ps.6.0 million, Ps.7.8 million and Ps.13.5 million, respectively, as compensation expense associated with the complete share purchase plan in our consolidated statement of operations.

Movements during the year

The following table illustrates the number of shares associated with our share purchase plan during the year:

Number of Series A shares
Outstanding as of December 31, 2016	*618,048
Purchased during the year	547,310
Granted during the year	—
Exercised during the year	(345,270)
Forfeited during the year	—
Outstanding as of December 31, 2017	*820,088

*              These shares were presented as treasury shares in the consolidated statement of financial position as of December 31, 2016 and 2017 and all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s share purchase plan is as follows:

Number of Series A shares	Vesting period
353,457	November 2017-2018
284,200	November 2018-2019
182,431	November 2019-2020
820,088

During the year ended December 31, 2016, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.  During the year ended December 31, 2016, 86,419 shares were forfeited.

Management Incentive Plan

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps.2.7 million.  This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and ended on December 31, 2015.  During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statement of operations.  During 2013, 2014 and 2015, we recorded Ps.2.1 million Ps.0.3 million and Ps.0.3 million, respectively, as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statement of operations.

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

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares.  The key employees paid Ps.0.6 million to the Management Trust corresponding to the exercised shares.  Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

As of December 31, 2017 and 2016, the 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(4,891,410)	5.31		(25,993)
Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	—	—		—
Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(4,414,860)	5.31		(23,461)
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(3,299,999)	5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(120,000)	5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095

At December 31, 2012, 2013, 2014, 2015, 2016 and 2017, the shares held in trust to satisfy the management options were considered as treasury shares.  As of December 31, 2017, all share options were vested in full.

As of December 31, 2017 and 2016, the 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to these SARs as of December 31, 2017 was Ps.37.9 million.  The compensation cost is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period.  During the year ended December 31, 2017, we recorded a benefit of Ps.16.5 million associated with these SARs in our consolidated statement of operations. No SARs were exercised during 2017.

Number of SARs (Grant date: November 6, 2016)	Exercisable date
2,030,540	February 2017
2,030,540	February 2018
2,030,540	February 2019
3,384,240	February 2020
4,061,100	February 2021
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

Under the share purchase program extensions described above, the number of SARs granted to certain of our key executives totaled 1,793,459, 2,044,604 and 3,965,351, respectively, which amounts to a cost of Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.15.8 million (or Ps.10.1 million, net of withheld taxes), for the years ended December 31, 2015, 2016 and 2017, respectively.  The SARs vest during a three-year period as long as the employee completes the required service period.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below).  The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2015,  2016 and 2017 was Ps.14.5 million, Ps.15.7 million and Ps.723, respectively.  The compensation cost is recognized in our consolidated statement of operations under the caption of salaries and benefits over the service period.  During the years ended December 31, 2015, 2016 and 2017, we recorded an expense (benefit) of Ps.44.7 million, Ps.31.7 million and Ps.(9.9) million, respectively, in respect of these SARs in our consolidated statement of operations.

Number of SARs	Exercisable date
2,766,811	November 2018
1,649,493	November 2019
941,749	November 2020
5,358,053

Derivative Financial Instruments and Hedge Accounting.  We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments.  The derivative financial instruments are recognized in the consolidated statement of financial position at fair value.  The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings.  The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item.  Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings.  During 2017, all derivative financial instruments held qualified for hedge accounting.  Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity.  The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position.  As of December 31, 2017 we did not have any collateral recorded as a guarantee deposits.

(i)                                     Aircraft Fuel Price Risk.  We account for derivative financial instruments at fair value and recognize them in the consolidated statement of financial position as an asset or liability.  The cost of aircraft fuel consumed in 2015, 2016 and 2017 represented 30%, 28% and 29% of our operating expenses, respectively.  To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.  During 2014 and 2015, we entered into aircraft fuel swap hedges (further described in the paragraph immediately below) that gave rise to a loss of Ps.85.7 million and Ps.128.3 million, respectively.  Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statement of operations.  As of December 31, 2014, the fair value of these fuel swap instruments was a net asset position of Ps.169.6 million.  All of the Company’s US Gulf Coast Jet Fuel 54 swaps positions matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During the years ended December 31, 2017 and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  During the year ended December 31, 2015, we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% of our fuel consumption.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge approximately 55% of our 2018 fuel consumption. During the year ended

December 31, 2016, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 projected fuel consumption, respectively.

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

As of December 31, 2016 and 2017, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian call options totaled Ps.867.8 million and Ps.497.4 million, respectively, and was presented as part of the financial assets line item in our consolidated statement of financial position. The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2017 recognized in other comprehensive income totaled Ps.163.8 million (as compared to the positive cost of hedging in 2016 which totaled Ps. 218.0 million), and will be recycled to our fuel cost during 2018, as these options expire on a monthly basis and as jet fuel is consumed. During the years ended December 31, 2015, 2016 and 2017, the net cost of these options recycled to our fuel cost totaled Ps.112.7 million, Ps.305.2 million and Ps.27.0 million, respectively.

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

During the year ended December 31, 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% of the aircraft rental expense for the second half of 2017.  During the years ended on December 31, 2015 and 2016 the Company did not enter into exchange rate derivatives financial instruments.

All of the Company’s positions in foreign currency forward contracts matured throughout the second half of 2017 (August, September, November and December), therefore there is no outstanding balance as of December 31, 2017.  For the year ended December 31, 2017, the net loss on the foreign currency forward contracts was Ps.11,290, which was recognized as part of rental expense in the consolidated statements of operations.

Our foreign exchange exposure as of December 31, 2015, 2016 and 2017 was a net asset position of U.S. $390.1 million, U.S. $584.5 million and U.S. $567.5 million, respectively.

(iii)          Interest Rate Risk.  Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates.  Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates.  As of December 31, 2015, 2016 and 2017, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.55.8 million, Ps.14.1 million and Ps.0, respectively.  These instruments are included as liabilities in our consolidated statement of financial position.  In 2015, 2016 and 2017, the reported loss on the instruments was Ps.46.5 million, Ps.48.8 million and Ps.13.8 million, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2017
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	1,449,236	1,079,152	—	2,528,388
Short-term working capital facilities	948,354	—	—	948,354
Total	2,397,590	1,079,152	—	3,476,742

Deferred Taxes.  We account for income taxes using the liability method.  Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards.  In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized.  In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.  At December 31, 2015, 2016 and 2017 we had tax loss carry-forwards amounting to Ps.194.5 million, Ps.111.1 million and Ps.1.5 billion, respectively.  These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group.  During the years ended December 31, 2015, 2016 and 2017 we used tax-loss carry-forwards of Ps.1.6 billion, Ps.195.1 million and Ps.16.4 million, respectively.

Central America (Guatemala and Costa Rica)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years.  For the year ended December 31, 2017, we generated a net operating loss, the benefit of which has not been recognized as a deferred tax asset.

According to Costa Rica corporate income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years.  For the years ended December 31, 2017 and 2016, we obtained net operating losses which have not been recognized as deferred tax assets.

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

For the years ended December 31, 2015, 2016 and 2017, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Credit Losses.  An allowance for credit losses is established using the life-time expected credit loss approach, based on objective evidance that we will not be able to collect all amounts due according to the original terms of the receivables.  At December 31, 2015, 2016 and 2017, the allowance for credit losses was Ps.24.6 million, Ps.19.3 million and Ps.17.8 million, respectively.

Operating Revenues

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %and operating data)
Operating Revenues
Passenger	17,790,130	17,791,317	1,187	0.0%
Non-ticket	5,722,321	7,054,058	1,331,737	23.3%
Total operating revenues	23,512,451	24,845,375	1,332,924	5.7%
Operating Data
Capacity (in ASMs in thousands)	16,703,949	18,860,950	2,157,001	12.9%
% Load factor booked	86%	84%		2.0	pp
Booked passengers (in thousands)	15,005	16,427	1,422	9.5%
Average ticket revenue per booked passenger	1,189	1,086	(103)	(8.6)%
Average non-ticket revenue per booked passenger	381	429	48	12.6%
Revenue passenger miles (RPMs in thousands)	14,325,898	15,917,246	1,591,348	11.1%

Passenger Revenue.  The slight increase in passenger revenue in 2017 was primarily due to growth in our ASM capacity by 12.9% resulting from the incorporation of two new net aircraft, which was partially offset by a lower average ticket revenue per booked passenger of 8.6% year over year.  Our traffic as measured in terms of RPMs increased by 11.1% in 2017, also resulting from the increase in our fleet size.

Non-ticket Revenue.  The 23.3% increase in non-ticket revenue in 2017 was primarily due to higher volume of passengers electing to purchase additional services.  We continue executing our fare unbundling and demand stimulation strategy. In particular, during 2017, our non-ticket revenues increased due to improved revenues from first checked bag fees and an increase in uptakes of ancillary combos.

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger	14,130,365	17,790,130	3,659,765	25.9%
Non-ticket	4,049,339	5,722,321	1,672,982	41.3%
Total operating revenues	18,179,704	23,512,451	5,332,747	29.3%
Operating Data
Capacity (in ASMs in thousands)	14,052,298	16,703,949	2,651,651	18.9%
%Load factor booked	82%	86%		4.0	pp
Booked passengers (in thousands)	11,983	15,005	3,022	25.2%
Average ticket revenue per booked passenger	1,181	1,189	8	0.7%
Average non-ticket revenue per booked passenger	338	381	43	12.9%
Revenue passenger miles (RPMs in thousands)	11,561,859	14,325,898	2,764,039	23.9%

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

Operating Expenses, net

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %)
Other operating income	(496,742)	(96,765)	399,977	(80.5)%
Fuel	5,741,403	7,255,636	1,514,233	26.4%
Aircraft and engine rent expense	5,590,058	6,072,502	482,444	8.6%
Landing, take-off and navigation expenses	3,272,051	4,009,915	737,864	22.6%
Salaries and benefits	2,419,537	2,823,647	404,110	16.7%
Sales, marketing and distribution expenses	1,413,348	1,691,524	278,176	19.7%
Maintenance expenses	1,344,110	1,433,147	89,037	6.6%
Other operating expenses	952,452	1,088,440	135,988	14.3%
Depreciation and amortization	536,543	548,687	12,144	2.3%
Total operating expenses, net	20,772,760	24,826,733	4,053,973	19.5%

Total operating expenses, net increased 19.5% in 2017 primarily as a result of growth of operations and other factors described below.

Other Operating Income.  Other operating income decreased Ps.400.0 million or 80.5% in 2017, primarily because of a lower number of sale and leaseback transactions, which resulted in lower profit realized during 2017.

Fuel.  Fuel expense increased 26.4% in 2017 as a result of an increase in the average fuel cost per gallon of 18.1% and an increase in fuel gallons consumed of 7.0% which, in turn, was primarily due to more aircraft in operation and a 6.1% increase in our departures.

During the years ended December 31, 2017 and 2016, we entered into Asian call options contracts.  These instruments also qualify for hedge accounting.  As a result, during 2017, their extrinsic value of Ps.26.9 million was recycled to the cost of fuel.

Aircraft and Engine Rent Expense.  Aircraft and engine rent expense increased 8.6%. This increase was primarily driven by: (i) An increase of Ps.821.4 million related to the full year operation of the nine and eight A320 and A321 aircraft, respectively, (ii) higher aircraft and engine rent expense related to two new net aircraft of Ps.9.5 million, and (iii) the depreciation of approximately 1.5% of the average exchange rate of the peso against the U.S. Dollar, which negatively affected our aircraft rent in peso terms in an amount of Ps.57.8 million. These increases where partially offset by (i) Ps.237.2 million related to four aircraft which where disincorporated from our fleet during 2016, (ii) a decrease in our supplemental and contingent rent of Ps.142.7 million, and (iii) other rent expenses by Ps.26.3 million.

Landing, Take-off and Navigation Expenses.  The 22.6% increase in landing, take-off and navigation expenses in 2017 was primarily due to a 6.2% increase in the number of airports served.  In addition, our operations as measured by number of departures increased by 6.1%.  These increases were partially offset by incentives received from certain airport groups as a result of the growth of our operations.

Salaries and Benefits.  The 16.7% increase in salaries and benefits in 2017 was primarily the result of a 4.4% increase in our total number of employees, which were required for our increased operations and fleet size.  Additionally, the variable compensation of our workforce increased also due to the increased operations recorded during 2017.  See Item 6:  “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses.  The 19.7% increase in sales, marketing and distribution expenses was mainly due to additional marketing and distribution expenses related to our efforts to promote the new routes and destinations.

Maintenance Expenses.  The 6.6% increase in maintenance expenses in 2017 was mainly due to our maintenance expenses on a dollar basis, which increased due to the depreciation of approximately 1.5% in the average exchange rate of the peso against the U.S. dollar during 2017. Additionally, during 2017 our fleet size increased 2.9% as a result of the addition of two new net aircraft.

Other Operating Expenses.  Other operating expenses increased 14.3%.  This increase was primarily the result of additional administrative support expenses and technical and communication support required for the growth of our operations. Additionally, during 2017 other operating expenses on a dollar basis increased due to the depreciation of approximately 1.5% in the average exchange rate of the peso against the U.S. dollar during 2017.

Depreciation and Amortization.  Depreciation and amortization increased 2.3% in 2017 primarily due to the amortization of major maintenance events associated with the aging of our fleet.  The cost of the major maintenance events is accounted for under the deferral method.  During 2016 and 2017, we recorded amortization of major maintenance leasehold improvements of Ps.404.7 million and Ps.382.7 million, respectively.

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

Depreciation and Amortization.  Depreciation and amortization increased 17.5% in 2016 primarily due to the amortization of major maintenance events associated with the aging of our fleet.  The cost of the major maintenance events is accounted for under the deferral method.  During 2015 and 2016, we recorded amortization of major maintenance leasehold improvements of Ps.352.9 million and Ps.404.7 million, respectively.

Operating Results

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	23,512,451	24,845,375	1,332,924	5.7%
Total operating expenses, net	20,772,760	24,826,733	4,053,973	19.5%
Operating income	2,739,691	18,642	(2,721,049)	(99.3)%

Operating Income.  As a result of the factors outlined above, our operating income was Ps.18.6 million in 2017, a 99.3% decrease compared to our operating income of Ps.2.7 billion in 2016.

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

Financial Results

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	102,591	105,795	3,204	3.1%
Finance cost	(35,116)	(86,357)	(51,241)	>100.0%
Exchange gain (loss), net	2,169,505	(793,854)	(2,963,359)	n.a
Total financing results	2,236,980	(774,416)	(3,011,396)	n.a

Total Financing Results.  The variation in financing results was primarily due to the foreign exchange loss recorded during 2017 as opposed to a gain in 2016.

During 2017, we recorded an exchange loss of Ps.793.9 million, which resulted from the 4.5% appreciation of the peso against the U.S. dollar at year-end, since we maintained a net asset position of U.S. $567.5 million in 2017.  Our U.S. dollar net asset position mainly resulted from the value of our cash and cash equivalents, security deposits and aircraft maintenance deposits.  Additionally, our finance income increased Ps.3.2 million, mainly due to an increase in short-term investments and our finance cost increased by Ps.51.2 million, mainly due to higher comissions resulting from our credit letters and higher interest paid related to additional financial debt.

2015 compared to 2016

	For the years ended December 31,
	2015	2016	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	47,034	102,591	55,557	>100.0%
Finance cost	(21,703)	(35,116)	(13,413)	61.8%
Exchange gain, net	966,554	2,169,505	1,202,951	>100.0%
Total financing results	991,885	2,236,980	1,245,095	>100.0%

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

Income Tax Expense and Net Income

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %)
Net income (loss)
Income (loss) before income tax	4,976,671	(755,774)	(5,732,445)	n.a.
Income tax (expense) benefit	(1,457,182)	161,175	1,618,357	n.a.
Net income (loss)	3,519,489	(594,599)	(4,114,088)	n.a

We recorded net loss of Ps.594.6 million in 2017 compared to a net income of Ps.3.5 billion in 2016. During the years ended December 31, 2017 and 2016, we recorded a tax expense and a tax benefit of Ps.161.2 million and Ps.1,457.2 million, respectively. At December 31, 2017, our tax loss carry-forwards amounted to Ps.1,501.6 million (Ps.111.1 million of December 31, 2016).

During the years ended December 31, 2017 and 2016, we used Ps.16.4 million and Ps.195.1 million, in available tax loss carry-forwards, respectively. The effective tax rate during 2017 and 2016 was of 21.3% and 29.3% respectively.

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

B.                                    Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2015	2016	2017
	(In thousands of pesos)
Net cash flows provided by operating activities	3,069,613	978,732	985,869
Net cash flows used in investing activities	(601,277)	(27,958)	(2,260,440)
Net cash flows provided by financing activities	65,086	10,765	1,398,300

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

Our cash and cash equivalents decreased by Ps.120.4 million, from Ps.7.1 billion at December 31, 2016 to Ps.6.9 billion at December 31, 2017.  At December 31, 2017, we had available credit lines totaling Ps.7.4 billion, of which Ps.4.6 billion were related to financial debt and Ps.2.8 billion were related to letters of credit (Ps.1.7 billion were undisbursed).  At December 31, 2016, we had available credit lines totaling Ps.6.9 billion, of which Ps.5.0 billion were related to financial debt and Ps.1.9 billion were related to letters of credit (Ps.3.7 billion were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments.  Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk.  At December 31, 2017, 94.8% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 5.2% were denominated in pesos.  See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities.  We rely primarily on cash flows from operating activities to provide working capital for current and future operations.  Net cash flows provided by operating activities totaled Ps.985.9 million and Ps.978.7 million in 2017 and 2016, respectively.  Despite reporting a loss in 2017, our net cash flows increased primarily due to a decrease in prepaid expenses and an increase in accrued liabilities and suppliers in 2017 as compared to 2016.

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

Net cash flows used in investing activities.  During 2017, net cash flow used in investing activities totaled Ps.2.3 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps.1.7 billion, partially offset by pre-delivery payments reimbursements totaling Ps.0.2 billion.  Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps.0.81 billion.

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

Net cash flows provided by financing activities.  During 2017, net cash flows provided by financing activities totaled Ps.1.4 billion, which consisted primarily of proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps.1.5 billion, and additional short-term working capital facilities with Banco Nacional de México, S.A. and Bank of America México, S.A. of Ps.0.9 billion, which were partially offset by payments of aircraft financing pre-delivery payments for a net amount of Ps.0.2 billion, payments of working capital of Ps. 0.7 billion and interest paid of Ps.0.1 billion.

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

In December 2017, we entered into a short-term working capital facility with Banco Nacional de México S.A. in the amount of Ps.948.4 million, bearing annual interest at TIIE 28 days plus a spread in the range of 20 to 80 basis points according to the contractual conditions of each disbursement, (the Interbank Equilibrium Interest Rate (tasa de interés interbancaria de equilibrio) or the TIIE).

As of December 31, 2017, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities.

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

D.                                    Trend Information

See Item 5:  “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.                                    Off-Balance Sheet Arrangements

None of our operating lease obligations are reflected on our statements of financial position.  We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value guarantee to our lessors.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2017:

	Contractual Obligations * Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	3,482,714	2,403,562	1,003,691	75,461	—
Operating lease obligations(2)	36,646,842	5,171,011	9,679,286	9,057,329	12,739,216
Flight equipment, spare engines and spare parts purchase obligations(3)	22,170,295	1,503,719	4,570,680	6,071,928	10,023,968
Total future payments on contractual obligations	62,299,851	9,078,292	15,253,657	15,204,718	22,763,184

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

*                                         Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled Ps.19.3 million at December 31, 2017.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps.22.2 billion from 2018 to 2022 and thereafter.

In 2018, we expect our capital expenditures, excluding pre-delivery payments, to be Ps.2.1 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.                                   Safe Harbor

Not applicable.

ITEM 6                                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law.  A determination about independence must be made by our shareholders and it may be challenged by the CNBV.  As of the date of this annual report, our board of directors is comprised of 12 principal members, of which 50% are independent.

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

Name	Age	Title	Alternate*
Alfonso González Migoya	73	Independent Director and Chairman of the Board
Brian H. Franke	54	Director	John R. Wilson / Andrew Broderick
William A. Franke	81	Director	John R. Wilson / Andrew Broderick
Harry F. Krensky	54	Director	Carlos Miguel Mendoza Valencia
Roberto José Kriete Ávila	65	Director	Rodrigo Salcedo Moore / Marco Baldocchi Kriete
Stanley L. Pace	64	Independent Director
William Dean Donovan	56	Director
Enrique Javier Beltranena Mejicano	55	Director	Rodrigo Salcedo Moore / Marco Baldocchi Kriete
José Luis Fernández Fernández	58	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	67	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	67	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	50	Independent Director	Eugenio Macouzet de León

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

Harry F. Krensky has been one of our directors since our founding.  He is also a member of the board of directors of transportation company Traxion, hospital operator H+ (SISI) and education company AMCO International.  Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air.  Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund.  He has also served as an adjunct professor of international business at New York University’s Stern School of Business.  He was a member of the Board of Trustees of Colby College.  Mr. Krensky has a Bachelor of Arts from Colby College, a master’s degree from the London School of Economics and Political Science and a Master of Business Administration from the Columbia University Graduate School of Business.

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

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit committee.  He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice.  His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work.  Mr. Slowik is also a member of the board of directors of Rotor Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively.  He is a board member and chairs the audit committees of two related, but separately incorporated, privately held companies — Quintillion Holdings, LLC and Quintillion Subsea Holdings, LLC; Quintillion operates a subsea fiber optic cable system connecting Nome, Alaska to Prudhoe Bay, Alaska, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska.  Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

Ricardo Maldonado Yañez has been one of our independent directors since April 2018. He is a partner at Angoita, Cortéss y Fuentes since 1999. Mr. Maldonado has over 20 years of experience providing advice and counseling to Mexican and foreign companies and clients on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in a number of domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects. Mr. Maldonado serves as member and/or secretary of the Board of Directors of several companies including Grupo Televisa, Consorcio Ara, Grupo Axo, SeaMex Ltd., Biossmann Group, Empresas Cablevisión, Grupo Famsa, Grupo Pueblo Bonito, Grupo Aeroportuario del Centro Norte (OMA), Grupo Financiero Banorte and Endeavor Mexico. Mr. Maldonado received his LLM from University of Chicago Law School and holds a law degree from the Universidad Nacional Autónoma de México.

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

Name	Age	Title
Enrique Beltranena	55	President and Chief Executive Officer
Fernando Suárez	44	Executive Vice President and Chief Financial Officer
Jaime Pous	48	Senior Vice President - Chief Legal Officer and Corporate Affairs
José Luis Suárez	50	Senior Vice President and Chief Operating Officer
Holger Blankenstein	43	Executive Vice President Airline Commercial and Operations
Carlos Alberto González	44	Corporate Control and Compliance Director
Jimmy Zadigue	45	Internal Audit Director

Fernando Suárez has been our chief financial officer since January 2006 and our Executive Vice President since November 2017.  Mr. Suárez worked as an investment banker for Salomon Brothers in New York.  Mr. Suárez has been responsible for negotiating pre-delivery payment financing, purchase and leaseback transactions and direct leases for all of our aircraft.  Prior to joining us, he worked at Grupo Televisa where he had been director of corporate finance.  Mr. Suárez received his Master of Business Administration from University of California, Los Angeles and holds a Bachelor of Arts in Economics from the Instituto Tecnológico Autónomo de México (ITAM).

Jaime Pous has been our general counsel since January 2013 and our Senior Vice President since November 2017.  Prior to joining us, Mr. Pous worked at Grupo Televisa, where he had been legal director from 1999 to 2012.  Mr. Pous received his LLM from The University of Texas at Austin, School of Law and holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM).

José Luis Suárez has been our chief operating officer since October 2015 and our Senior Vice President since November 2017.  He joined Volaris in early 2006 as sales director.  In 2012, he occupied the position of Retail and Customer Service Director, where he supervised the airport operations, ramp management, flight attendants and customer solutions.  Prior to joining us, Mr. Suárez Durán worked for ten years at Sabre Holdings.  Mr. Suárez Durán received his Masters in Science in Industrial Engineering and Masters in Business Administration from the University of Missouri, Columbia.  He also holds a degree in Executive Management from IPADE and a Bachelor of Science in Industrial Engineering (Cum Laude) from the Universidad Iberoamericana.

Holger Blankenstein has been our chief commercial officer since 2009 and our Executive Vice President Airline Commercial and Operations since November 2017.  He heads the areas of sales, marketing, and planning, which includes revenue management, and he also oversees the cargo business.  Mr. Blankenstein was responsible for structuring our various channels of distribution and entrance into the U.S. market as well as developing and implementing our unbundled fares and ancillary products.  Previously, Mr. Blankenstein was director of strategic development planning at Grupo TACA and was a consultant at Bain & Company.  He has a Master’s of Business Administration and a Bachelor of Arts in Business degrees from Goethe University in Frankfurt.

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

B.                                    Compensation

Director and Executive Compensation

In 2017, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps. Ps.76.6 million.  The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.9.0 million, and the rest of the directors received a compensation of Ps.7.8 million.

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

In November 2017, April 2016 and October 2016, extensions to this share purchase plan were approved by our board of directors.  The total cost of the extensions approved was Ps.15.8 million (or Ps.10.1 million net of withheld taxes), Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), respectively.  Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2015, 2016 and 2017, we recognized Ps.6.0 million, Ps.7.8 million and Ps.13.5 million, respectively, as compensation expense associated with the share purchase plan in our consolidated statement of operations.

During the years ended December 31, 2015, 2016 and 2017, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.  During the year ended December 31, 2016, (86,419) shares were forfeited.

At December 31, 2017, 820,088 shares were held in trust under this share purchase plan as all shares granted remained unvested.  Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

Share Appreciation Rights

On November 6, 2015, November 6, 2016 and November 6, 2017, we granted 1,793,459 SARs, 2,044,604 SARs and 3,965,351 SARs, respectively to key executives.  The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment.  As of the grant date, the valuation of the SARs granted under this plan totaled Ps.10.8 million, Ps.11.6 million and Ps.14.5 million, respectively.

During the year ended December 31, 2015, 2016 and 2017, we made a cash payment to key employees related to the SARs plan of Ps.31.1 million, Ps.31.3 million and Ps.6.0 million, respectively.  These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2017, 2016 and 2015, respectively.

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

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares.  The key employees paid Ps.0.6 million to the Management Trust corresponding to the exercised shares.  Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

At December 31, 2017, 2016 and 2015, the shares held in trust to satisfy the management options were considered as treasury shares.  As of December 31, 2015, 2016 and 2017, 15,857,856, 12,557,857 and 12,437,857 share options were vested, respectively.

As of December 31, 2017 and 2016, the 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The fair value of these SARs is estimated at the grant date and at each reporting period using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table above, see Item 5:  “Long-term Incentive Plans—Management Incentive Plan II”).  The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2017 was Ps.37.9 million.  The compensation cost or (benefit) is recognized in our consolidated statement of operations under the caption salaries and benefits over the service period.  During the year ended December 31, 2017, we recorded a benefit of Ps.16.5 million associated with these SARs in our consolidated statement of operations. No SARs were exercised during 2017.

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

As of the date of this annual report, the current members of the compensation and nominations committee are:

Name	Title
Roberto José Kriete Ávila	Chairman
Brian H. Franke	Member
Harry F. Krensky	Member
Enrique Beltranena	Member

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

As of December 31, 2017, we had 4,752 employees, which consisted of 968 pilots, 1,536 flight attendants, 102 ramp operations personnel, 954 airport and customer service personnel, 317 maintenance personnel and 875 management and administrative personnel.  3,685 of our employees (approximately 78%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 22% of our employees are not part of any union.  We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2018 for a term of one year for salaries and two years for benefits.  Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years.  We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2015	2016	2017
Pilots	616	892	968
Flight attendants	1,091	1,415	1,536
Ramp operations personnel	84	88	102
Airport and customer service personnel	573	1,044	954
Maintenance personnel	250	272	317
Management and administrative personnel	690	839	875
Total	3,304	4,550	4,752
Average of employees per aircraft	59	66	67

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

E.            Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	5,120,990*
Carlos Mendoza Valencia	Director	879,240*
John A. Slowik	Independent director	30,500*
Rodrigo Salcedo	Alternate director	120,000*
William Dean Donovan	Director	2,606,280*
Alfonso González Migoya	Chairman of the Board	107,791
Marco Baldocchi	Alternate director	1,870,500*
Enrique Beltranena	Director, President and Chief Executive Officer	204,537
Fernando Suárez	Executive Vice President and Chief Financial Officer	144,327
Jaime Pous	Senior Vice President - Chief Legal Officer and Corporate Affairs	43,202
José Luis Suárez	Senior Vice President and Chief Operating Officer	56,740
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	161,705
Carlos Alberto González	Corporate Control and Compliance Director	36,372
Jimmy Zadigue	Internal Audit Director	34,394*

*                                         Shares owned through CPOs or ADSs.

This share ownership represents less than 1.13% of our shares.  No other director or member of senior management owns any of our capital stock as of the date of this annual report.  Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

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

•                                          each of our executive officers;

•                                          each of our directors; and

•                                          all of our executive officers and directors as a group.

	Common Stock
Shareholders	Number		Percentage
5% Shareholders:	Series A	Series B	Series A	Series B
Blue Sky Investments, S.à. r.l.(1)	70,201,880	44,857,124	7.6%	50.9%
Funds managed by Indigo(2)	139,380,920	43,194,749	15.1%	49.1%
Named Executive Officers and Directors:
William A. Franke(2)	139,380,920	43,194,749	15.1%	49.1%

All Executive officers and directors as a group (three persons) HSBC trust F/307750(3)	12,337,857	—	1.3%	—

(1)                                 Consists of 44,857,124 Series B shares and 70,201,880 Series A shares deposited in the CPO trust held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares.  Blue Sky Investments, S.à r.l. has a principal business address at:  17, rue Robert Stümper, L-2557 Luxembourg.

(2)                                 Consists of 42,194,100 Series B shares held by Indigo Mexico Cöoperatief U.A., 1,000,649 Series B shares and 3,228,630 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP, and 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP.  William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP and Long Bar LatAm II LP, and as such, has voting and dispositive power over these shares.  Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein.  Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at:  c/o Indigo Mexico Coöperatief U.A.; Schiphol Boulevard 231, 1118 Bh Amsterdam, Netherlands.

(3)                                 Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 12,337,857 Series A shares, representing 1.3% of our outstanding capital stock.  Such shares are fully paid and held in trust for the benefit of certain of our executive officers.  The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us.  Item 6:  “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2017, 67,072,466 ADSs (equivalent to 670,724,660 shares, or 66.3% of the total outstanding shares of our common stock) were outstanding and held of record by 17 institutional depositary receipts.  We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman.  We entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017.  This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability.  Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft.  We make payments under this agreement depending on the services performed.  This agreement is for a five-year term.  As of December 31, 2015, 2016 and 2017, the balances due under our prior agreement with Aeroman, dated March 6, 2007, were Ps.4.5 million, Ps.30.6 million and Ps.16.0 million, respectively.  We also incurred expense under this agreement of Ps.114.2 million, Ps.308.7 million and Ps.251.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Human Capital International

We entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives.  Rodolfo Montemayor Garza, former alternate member of our board of directors, is a founder and chairman of the board of directors of Human Capital International.  As of December 31, 2016 and 2017, we accrued an expense under this agreement of Ps.3.1 million and Ps.0.8 million, respectively.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer and a member of our board, and Rodolfo Montemayor Garza, a former alternate member of our board of directors, are shareholders of such company.  Servprot provides security services for the Mr. Beltranena and his family, as well as for Mr. Montemayor.  At December 31, 2016 and 2017, we accrued an expense of Ps.1.7 million and Ps.1.8 million, respectively, in connection with these services.

One Link, S.A. de C.V.

One Link, S.A. de C.V. (“One Link”) is a related party because Marcho Baldochi, an alternate member of our board, is a director of this company.  One Link is our call center service provider.  As of December 31, 2016 and 2017, our balance due under this agreement was Ps.33.8 million and Ps.25.0 million, respectively, and we accrued an expense under this agreement of Ps.168.3 million and Ps.200.0 million for the years ended December 31, 2016 and 2017, respectively.

SearchForce, Inc.

SearchForce, Inc.(“SearchForce”) is a related party because William Dean Donovan, a member of our board, is a director of this company.  SearchForce provides us with consultation services and advertising management.  As of December 31, 2016, our balance due under this agreement was Ps.0.6 million , and we accrued an expense under this agreement of Ps.3.4 million and Ps.1.9 million for the years ended December 31, 2016 and 2017, respectively.

C.                                    Interests of Experts and Counsel

Not Applicable.

ITEM 8                                                   FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-78 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business, except as noted below:

COFECE Litigation

On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica or COFECE, served us with a preliminary ruling (the “Preliminary Ruling”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including us, in connection with the investigation number IO-002-2015.

We are currently reviewing the Preliminary Ruling.  However, it is important to note that it does not constitute a final ruling of culpability against the parties involved.

As a company, we are committed to full compliance with all applicable laws and with the development of fair market competition.  Therefore, we will cooperate with COFECE, comply with all applicable laws and will reply the Preliminary Ruling using all available remedies available to us.

It is worth mentioning that, since all the activities which were allegedly committed by certain carriers were committed within the framework of the federal antitrust law (Ley Federal de Competencia Económica) in effect during 2010 (prior to the amendment of said law in 2011), any applicable fines would be made pursuant to such 2010 law.  Therefore, in the event that the final ruling imposes a fine on us, such fine is not expected to have a material adverse effect on our performance.  Nevertheless, the COFECE proceedings are ongoing and we cannot predict the final outcome of such proceedings.

The maximum fine contemplated by Article 35 section IV of the federal antitrust law (Ley Federal de Competencia Económica) in effect at the time the alleged activities were committed is one million five hundred thousand times the minimum wage for Mexico City in effect during 2010.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation).  For the years ended December 31, 2015, 2016 and 2017, we did not allocate any amount to our legal reserve fund.  As of December 31, 2015, our reserve fund was Ps.38.2 million or 1.3% of our capital stock.  As of December 31, 2016, our reserve fund was Ps.38.2 million or 9.8% of our capital stock.  As of December 31, 2017, our reserve fund was Ps.291.2 million or 10.1% of our capital stock.

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

A.                                    Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.”  The ADSs began trading on the NYSE on September 18, 2013 and were issued initially by the Bank of New York Mellon.  The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

Year	High	Low
2013	15.14	12.65
2014	13.97	6.92
2015	18.96	8.61
2016	21.52	13.77
2017	15.82	7.99
Quarter
Second Quarter 2016	21.52	16.98
Third Quarter 2016	19.47	17.05
Fourth Quarter 2016	19.89	13.77
First Quarter 2017	15.00	11.5
Second Quarter 2017	14.75	12.56
Third Quarter 2017	15.82	11.80

Year	High	Low
Fourth Quarter 2017	12.19	7.99
First Quarter 2018	9.14	7.71
Recent Six Months
November 2017	10.35	9.15
December 2017	9.39	7.99
January 2018	8.70	7.83
February 2018	9.14	7.71
March 2018	8.72	7.79
April 2018 (through April 24, 2018)	8.94	5.75

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., or the Mexican Stock Exchange, under the trading symbol “VOLAR.” The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013.  The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Series A shares on the Mexican Stock Exchange:

Year	High	Low
2013	19.97	16.48
2014	18.95	9.00
2015	31.33	12.67
2016	37.92	28.36
2017	32.30	15.73
Quarter
Second Quarter 2016	37.92	32.16
Third Quarter 2016	36.13	32.57
Fourth Quarter 2016	36.91	28.36
First Quarter 2017	32.20	22.84
Second Quarter 2017	27.03	23.85
Third Quarter 2017	28.53	20.92
Fourth Quarter 2017	22.15	15.73
First Quarter 2018	17.18	14.54
Recent Six Months
November 2017	19.71	17.01
December 2017	17.54	15.73
January 2018	16.42	14.99
February 2018	17.18	14.54
March 2018	16.42	14.65
April 2018 (through April 24, 2018)	16.34	11.01

Source:  Bloomberg

On April 24, 2018, the last reported sale price of the Series A shares on the Mexican Stock Exchange was Ps.11.41 per share.

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

Series B shares may be convertible at any time into Series A shares pursuant to a mechanism set forth in our by-laws.  Series A shares may underlie CPOs, but while Series B shares are not transferable to third parties (other than our principal shareholders or their affiliates) as Series B shares, may not represent more than 49% of our outstanding capital stock that is not underlying CPOs.  The Series B shares will be automatically converted into Series A shares upon their transfer to a third party (other than our principal shareholders or their affiliates).

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares.  Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time.  As of the date of this report our outstanding capital stock consisted of 923,824,804 Series A shares and 88,051,873 Series B shares.  All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Exclusive Jurisdiction

Our by-laws provide that, in connection with any controversy between our shareholders and us, or between our shareholders, in connection with any matter related to us, both we and our shareholders must submit to the jurisdiction of the courts of Mexico City, Mexico.

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

U.S. Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ADSs.  This discussion deals only with U.S. Holders (as defined below) that hold ADSs as capital assets (generally, property held for investment).  This discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold ADSs as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in Volaris stock, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates or persons whose functional currency is not the U.S. dollar).

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

If Mexican income tax is withheld on the sale or other taxable disposition of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Mexican income tax.  A U.S. Holder who is eligible for the benefits of the U.S.-Mexican income tax treaty, can elect to treat capital gain or loss, if any, realized on the sale or other taxable disposition of ADSs that is subject to Mexican income tax as foreign source gain or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a gain from the disposition of an ADS that is subject to Mexican income tax, a U.S. Holder, subject to a number of complex limitations and conditions (including a minimum holding period requirement), may be able to benefit from the foreign tax credit for that Mexican income tax.  Otherwise, any gain from the disposition of an ADS that is subject to Mexican income tax will be treated as a U.S. source gain and a U.S. Holder may not be able to benefit from the foreign tax credit for that Mexican income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. Holder may elect to take a deduction for the Mexican income tax, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year.  The rules governing foreign tax credits are complex, and a U.S. Holder is encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation.  Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2017 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future.  There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules.  Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years.  Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%.  Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status.  Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information.  U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Fuel.  Our results of operations can vary materially due to changes in the price and availability of fuel.  Fuel expense for the years ended December 31, 2015, 2016 and 2017 represented approximately 30%, 28% and 29%, respectively, of our operating expenses.  Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results.  We source a significant portion of our fuel from refining resources located in Mexico.  Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2017 and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  During the year ended December 31, 2015 we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% of our fuel consumption.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2017, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% of our 2018 projected fuel consumption, respectively.  During the year ended December 31, 2016, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 52% and 24% of our 2017 and 2018 projected fuel consumption, respectively.

US Gulf Coast Jet Fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers.  Based on our 2017 annual fuel consumption, a 13% increase in the average price per gallon of the US Gulf Coast Jet Fuel 54, would have increased our fuel budget expense for 2017 by approximately Ps.412 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price.  The fair value of our fuel swaps derivative contracts as of December 31, 2013 and 2014 was a net asset position of Ps.11.1 million and a net liability position of Ps.169.6 million.  All of our US Gulf Coast Jet Fuel 54 swaps positions matured on June 30, 2015, and therefore there was no balance outstanding as of December 31, 2015.  The fair value of our fuel call options as of December 31, 2017 and 2016 was a net asset position of Ps.497.4 million and Ps.867.8 million, respectively.  We measure our derivative financial instruments at fair value.  We measure the fair value of the derivative instruments based on quoted market prices.  Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements.  However, we do not expect the counterparties to fail to meet their obligations.  As of December 31, 2017, we believe the credit exposure related to these fuel forward contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.  As of December 31, 2017, we had hedged approximately 55% of our projected fuel requirements for the year ended December 31, 2018.

Foreign Exchange.  Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency).  In order to mitigate such risk, we use from time to time derivative financial instruments.  Although 30% of our revenues came from operations in the United States for the year ended December 31, 2017 (compared to 33% in 2016), U.S. dollar denominated collections accounted for 40% and 38% of our total collections in 2017 and 2016.  Our foreign exchange exposure as of December 31, 2015, 2016 and 2017 are a net asset position by, U.S. $390.1 million, U.S. $584.5 million and U.S. $567.5 million, respectively.  During the year ended December 31, 2017, we entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% of the aircraft rental expense for the second half of 2017.  During the years ended December 31, 2016 and 2015, we did not enter into exchange rate derivatives financial instruments.

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of Ps.966.6 million, Ps.2.2 billion and Ps.(793.9) million in 2015, 2016 and 2017, respectively.

Interest Rates.  We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. We had market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases which ended last year, and therefore, no further hedging of interest rates was made during 2017.  At December 31, 2015, 2016 and 2017, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.55.8 million, Ps.14.1 million and Ps.0.0, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext and the short-term working capital facility with Banco Nacional de México, S.A.  A hypothetical 100 bps increase in market interest rates as of December 31, 2017 would have increased our debt interest payment in 2017 on our consolidated statement of financial position by Ps.18.9 million.

ITEM 12                                            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not Applicable.

B.                                    Warrants and Rights

Not Applicable.

C.                                    Other Securities

Not Applicable.

D.                                    American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs.  Each ADS will represent ten CPOs (or a right to receive ten CPOs) deposited with Indeval, as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.

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

As necessary

Persons Depositing CPOs or ADR Holders Must Pay:	For:

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

Depositary Payments

During 2017, U.S. $436,392 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II.

ITEM 13                                            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                                            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.                                    Use of Proceeds

Not applicable.

ITEM 15                                            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the

Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2017, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication

“Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

ITEM 16C                                   Principal Accountant Fees and Services

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2017 and 2016.  The table below sets forth the fees for services performed by Mancera, S.C. for the years 2017 and 2016 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2017	2016
	(in Pesos)
Audit Fees(1)	11,798,377	13,385,051
Audit-Related Fees(2)	4,366,282	2,511,333
Tax Fees(3)	251,537	676,930
All Other Fees	—	—
Total	16,416,196	16,573,314

(1)                                 “Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.

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

ITEM 16F                                    Change in Registrant’s Certifying Accountant

During the years ended December 31, 2017, 2016 and 2015 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global Limited, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.  For each of the years ended December 31, 2017, 2016 and 2015, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2017, 2016 and 2015 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

approval. §§312.03(b)-(d)		resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

ITEM 16H                                  MINE SAFETY DISCLOSURE

Not applicable.

Part III.

ITEM 17                                            FINANCIAL STATEMENTS

Not applicable.

ITEM 18                                            FINANCIAL STATEMENTS

See pages F-1 through F-78.

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

15.2	Consent Letter of Mancera, S.C., a member practice of Ernst & Young Global Limited.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†            Portions of the exhibit were omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	President and Chief Executive Officer

By:	/s/ Fernando Suárez
Name:	Fernando Suárez
Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Jaime Pous
Name:	Jaime Pous
Title:	Senior Vice President - Chief Legal Officer and Corporate Affairs

Date:  April 25, 2018

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
Mexico City, Mexico
April 25, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2005.
Mexico City, Mexico
April 25, 2018

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2017 (Thousands of U.S.		At December 31,
	dollars*)		2017		2016
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	352,204	Ps.	6,950,879	Ps.	7,071,251
Accounts receivable:
Other accounts receivable, net (Note 8)	24,244		478,467		427,403
Recoverable value added tax and others	20,292		400,464		342,348
Recoverable income tax	28,900		570,361		192,967
Inventories (Note 9)	14,940		294,850		243,884
Prepaid expenses and other current assets (Note 10)	38,900		767,713		1,562,526
Financial instruments (Notes 3 and 5)	25,204		497,403		543,528
Guarantee deposits (Note 11)	68,552		1,352,893		1,167,209
Total current assets	573,236		11,313,030		11,551,116

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)	221,718		4,375,697		2,525,008
Intangible assets, net (Note 13)	9,649		190,420		114,041
Financial instruments (Notes 3 and 5)	—		—		324,281
Deferred income taxes (Note 19)	28,499		562,445		559,083
Guarantee deposits (Note 11)	309,001		6,098,252		6,559,878
Other assets	6,406		126,423		148,364
Total non-current assets	575,273		11,353,237		10,230,655
Total assets	US$	1,148,509	Ps.	22,666,267	Ps.	21,781,771

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	109,531	Ps.	2,161,636	Ps.	2,153,567
Suppliers	54,594		1,077,438		861,805
Related parties (Note 7)	2,074		40,931		65,022
Accrued liabilities (Note 15a)	103,924		2,050,973		1,785,439
Other taxes and fees payable (Note 1q)	63,097		1,245,247		1,476,242
Income taxes payable	5,639		111,292		196,242
Financial instruments (Notes 3 and 5)	—		—		14,144
Financial debt (Note 5)	121,789		2,403,562		1,051,237
Other liabilities (Note 15c)	14,225		280,744		284,200
Total short-term liabilities	474,873		9,371,823		7,887,898

Long-term liabilities:
Financial debt (Note 5)	54,681		1,079,152		943,046
Accrued liabilities (Note 15b)	10,126		199,848		169,808
Other liabilities (Note 15c)	10,980		216,702		136,555
Employee benefits (Note 16)	977		19,289		13,438
Deferred income taxes (Note 19)	81,901		1,616,282		1,836,950
Total long-term liabilities	158,665		3,131,273		3,099,797
Total liabilities	633,538		12,503,096		10,987,695

Equity (Note 18):
Capital stock	150,671		2,973,559		2,973,559
Treasury shares	(4,309)		(85,034)		(83,365)
Contributions for future capital increases	—		1		1
Legal reserve	14,754		291,178		38,250
Additional paid-in capital	91,436		1,804,528		1,800,613
Retained earnings	257,408		5,080,049		5,927,576
Accumulated other comprehensive income	5,011		98,890		137,442
Total equity	514,971		10,163,171		10,794,076
Total liabilities and equity	US$	1,148,509	Ps.	22,666,267	Ps.	21,781,771

*Convenience translation to U.S. dollars (Ps. 19.7354) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	2017 (Thousands of U.S. dollars*, except for earnings		For the years ended December 31,
	per share)		2017		2016		2015
Operating revenues (Notes 1d and 24):
Passenger	US$	901,493	Ps.	17,791,317	Ps.	17,790,130	Ps.	14,130,365
Non-ticket (Note 1d)	357,431		7,054,058		5,722,321		4,049,339
	1,258,924		24,845,375		23,512,451		18,179,704

Other operating income (Note 20)	(4,903)		(96,765)		(496,742)		(193,155)
Fuel	367,646		7,255,636		5,741,403		4,721,108
Aircraft and engine rent expenses (Note 14c)	307,696		6,072,502		5,590,058		3,525,336
Landing, take-off and navigation expenses	203,184		4,009,915		3,272,051		2,595,413
Salaries and benefits	143,075		2,823,647		2,419,537		1,902,748
Sales, marketing and distribution expenses	85,710		1,691,524		1,413,348		1,088,805
Maintenance expenses	72,618		1,433,147		1,344,110		874,613
Other operating expenses (Note 20)	55,152		1,088,440		952,452		697,786
Depreciation and amortization (Notes 12 and 13)	27,802		548,687		536,543		456,717
Operating income	944		18,642		2,739,691		2,510,333

Finance income (Note 21)	5,361		105,795		102,591		47,034
Finance cost (Note 21)	(4,376)		(86,357)		(35,116)		(21,703)
Foreign exchange (loss) gain, net	(40,225)		(793,854)		2,169,505		966,554

(Loss) income before income tax	(38,296)		(755,774)		4,976,671		3,502,218
Income tax benefit (expense) (Note 19)	8,167		161,175		(1,457,182)		(1,038,348)
Net (loss) income	US$	(30,129)	Ps.	(594,599)	Ps.	3,519,489	Ps.	2,463,870

(Loss) Earnings per share basic:	US$	(0.030)	Ps.	(0.588)	Ps.	3.478	Ps.	2.435
(Loss) Earnings per share diluted:	US$	(0.030)	Ps.	(0.588)	Ps.	3.478	Ps.	2.435

*Convenience translation to U.S. dollars (Ps. 19.7354) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2017 (Thousands of		For the years ended December 31,
	U.S. dollars*)		2017		2016		2015
Net (loss) income for the year	US$	(30,129)	Ps.	(594,599)	Ps.	3,519,489	Ps.	2,463,870
Other comprehensive (loss) income:
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges (Note 22)	(2,136)		(42,148)		624,694		(193,869)
Income tax effect (Note 19)	609		12,017		(187,408)		58,161
Exchange differences on translation of foreign operations	(364)		(7,178)		(4,756)		—
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Remeasurement loss of employee benefits (Note 16)	(90)		(1,776)		(442)		(1,174)
Income tax effect (Note 19)	27		533		132		352
Other comprehensive (loss) income for the year, net of tax	US$	(1,954)	Ps.	(38,552)	Ps.	432,220	Ps.	(136,530)
Total comprehensive (loss) income for the year, net of tax	US$	(32,083)	Ps.	(633,151)	Ps.	3,951,709	Ps.	2,327,340

*Convenience translation to U.S. dollars (Ps. 19.7354) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)

Capital stock	Treasury shares	Contributions for future capital increases	Legal reserve	Additional paid-in capital	Retained earnings (Accumulated losses)	Remeasurement of employee benefits	Cash flow hedges	Exchange differences on translation of foreign operations	Total equity
Balance as of December 31, 2014	Ps.	2,973,559	Ps.	(114,789)	Ps.	1	Ps.	38,250	Ps.	1,786,790	Ps.	(55,783)	Ps.	(1,482)	Ps.	(156,766)	Ps.	—	Ps.	4,469,780
Exercise of stock options (Note 17)	—	23,461	—	—	—	—	—	—	—	23,461
Long-term incentive plan cost (Note 17)	—	—	—	—	4,250	—	—	—	—	4,250
Net income for the period	—	—	—	—	—	2,463,870	—	—	—	2,463,870
Other comprehensive loss items	—	—	—	—	—	—	(822)	(135,708)	—	(136,530)
Total comprehensive income (loss)	—	—	—	—	—	2,463,870	(822)	(135,708)	—	2,327,340
Balance as of December 31, 2015	2,973,559	(91,328)	1	38,250	1,791,040	2,408,087	(2,304)	(292,474)	—	6,824,831
Treasury shares	—	(17,025)	—	—	17,025	—	—	—	—	—
Exercise of stock options (Note 17)	—	17,536	—	—	—	—	—	—	—	17,536
Forfeited shares from incentive plan	—	963	—	—	(963)	—	—	—	—	—
Long-term incentive plan cost (Note 17)	—	6,489	—	—	(6,489)	—	—	—	—	—
Net income for the period	—	—	—	—	—	3,519,489	—	—	—	3,519,489
Other comprehensive (loss) income items	—	—	—	—	—	—	(310)	437,286	(4,756)	432,220
Total comprehensive income (loss)	—	—	—	—	—	3,519,489	(310)	437,286	(4,756)	3,951,709
Balance as of December 31, 2016	2,973,559	(83,365)	1	38,250	1,800,613	5,927,576	(2,614)	144,812	(4,756)	10,794,076
Legal reserve increase (Note 18)	—	—	—	252,928	—	(252,928)	—	—	—	—
Treasury shares	—	(10,108)	—	—	10,108	—	—	—	—	—
Exercise of stock options (Note 17)	—	638	—	—	—	—	—	—	—	638
Long-term incentive plan cost (Note 17)	—	7,801	—	—	(6,193)	—	—	—	—	1,608
Net loss for the period	—	—	—	—	—	(594,599)	—	—	—	(594,599)
Other comprehensive (loss)items	—	—	—	—	—	—	(1,243)	(30,131)	(7,178)	(38,552)
Total comprehensive (loss)	—	—	—	—	—	(594,599)	(1,243)	(30,131)	(7,178)	(633,151)
Balance as of December 31, 2017	Ps.	2,973,559	Ps.	(85,034)	Ps.	1	Ps.	291,178	Ps.	1,804,528	Ps.	5,080,049	Ps.	(3,857)	Ps.	114,681	Ps.	(11,934)	Ps.	10,163,171
US$	150,671	US$	(4,309)	US$	—	US$	14,754	US$	91,436	US$	257,408	US$	(195)	US$	5,811	US$	(605)	US$	514,971

*Convenience translation to U.S. dollars (Ps. 19.7354) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

Thousands of U.S. dollars*	For the years ended December 31,
2017	2017	2016	2015
Operating activities
(Loss) income before income tax	US$	(38,296)	Ps.	(755,774)	Ps.	4,976,671	Ps.	3,502,218
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)	27,802	548,687	536,543	456,717
Provision for doubtful accounts (Note 8)	239	4,720	9,164	8,825
Finance income (Note 21)	(5,361)	(105,795)	(102,591)	(47,034)
Finance cost (Note 21)	4,376	86,357	35,116	21,703
Net foreign exchange differences	25,556	504,366	(1,054,333)	(483,329)
Financial instruments (Notes 4 and 22)	2,534	50,007	353,943	287,550
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)	(3,292)	(64,978)	(483,565)	(180,433)
Employee benefits (Note 16)	236	4,657	3,122	2,549
Aircraft and engine lease extension benefit and other benefits from service agreements	(5,096)	(100,580)	(82,178)	(62,122)
Management incentive and long-term incentive plans (Note 17)	445	8,783	4,826	4,250
Cash flows from operating activities before changes in working capital	9,143	180,450	4,196,718	3,510,894
Changes in operating assets and liabilities:
Related parties	(1,221)	(24,091)	50,706	13,749
Other accounts receivable	7,082	139,774	(157,370)	(52,157)
Recoverable and prepaid taxes	(22,243)	(438,966)	(361,377)	63,499
Inventories	(2,582)	(50,966)	(80,811)	(23,400)
Prepaid expenses	36,790	726,020	(1,027,040)	(353,451)
Other assets	1,112	21,941	19,540	28,758
Guarantee deposits	2,910	57,425	(1,957,350)	(1,164,911)
Suppliers	9,936	196,082	136,178	300,447
Accrued liabilities	14,690	289,920	499,584	272,555
Other taxes and fees payable	17,887	353,014	523,524	433,863
Unearned transportation revenue	409	8,069	196,313	536,319
Financial instruments	6,387	126,053	(450,902)	(637,879)
Other liabilities	567	11,198	260,437	127,170
80,867	1,595,923	1,848,150	3,055,456
Interest received	5,361	105,795	102,591	47,034
Income tax paid	(36,272)	(715,849)	(972,009)	(32,877)
Net cash flows provided by operating activities	49,956	985,869	978,732	3,069,613

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)	(127,778)	(2,521,752)	(2,198,697)	(1,403,863)
Acquisitions of intangible assets (Note 13)	(6,633)	(130,908)	(60,792)	(52,228)
Pre-delivery payments reimbursements (Note 12)	10,841	213,947	1,733,093	669,718
Proceeds from disposals of rotable spare parts, furniture and equipment	9,033	178,273	498,438	185,096
Net cash flows used in investing activities	(114,537)	(2,260,440)	(27,958)	(601,277)

Financing activities
Proceeds from exercised stock options (Note 17)	32	638	20,186	23,461
Treasury shares purchase	(512)	(10,108)	(17,025)	—
Interest paid	(5,340)	(105,388)	(39,350)	(41,538)
Other finance interest paid	—	—	(137,830)	(40,113)
Payments of financial debt	(46,864)	(924,867)	(1,531,460)	(801,335)
Proceeds from financial debt	123,535	2,438,025	1,716,244	924,611
Net cash flows provided by financing activities	70,851	1,398,300	10,765	65,086

Increase in cash and cash equivalents	6,270	123,729	961,539	2,533,422
Net foreign exchange differences on cash balance	(12,369)	(244,101)	952,399	359,034
Cash and cash equivalents at beginning of year	358,303	7,071,251	5,157,313	2,264,857
Cash and cash equivalents at end of year	US$	352,204	Ps.	6,950,879	Ps.	7,071,251	Ps.	5,157,313

*Convenience translation to U.S. dollars (Ps. 19.7354) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Fernando Suárez, on April 6, 2018. Those consolidated financial statements and notes were approved by the Company´s Board of Directors and by the Shareholders on April 19, 2018. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on Form 20-F by the Company´s Chief Executive Officer and Chief Financial Officer on April 25, and subsequent events were considered through that date (Note 25).

a)        Relevant events

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. The related commitments for the acquisitions of such aircraft are disclosed in Note 23.

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

b)  Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

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

c)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2017 and 2016, for accounting purposes the companies included in the consolidated financial statements are as follows:

	Principal		% Equity interest
Name	Activities	Country	2017	2016
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V (“Operaciones Volaris”)(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust (Note 17)	Mexico	100%	100%

*The Company has not started operations in Guatemala.

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

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include VClub membership fees and the sale of advertising to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising is recognized over the period in which the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The breakdown of the Company’s non-ticket revenues for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended December 31,
	2017		2016		2015
Air travel-related services	Ps.	6,293,747	Ps.	5,055,836	Ps.	3,418,654
Non-air travel-related services	589,338		494,864		441,393
Cargo	170,973		171,621		189,292
Total non-ticket revenues	Ps.	7,054,058	Ps.	5,722,321	Ps.	4,049,339

e)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

f)  Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity. The Company early adopted IFRS 9.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are maintened. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of the valuation model under this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires, for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

i)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

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

1.                  Financial assets at FVTPL, which include financial assets held for trading.

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

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivables, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Further disclosures related to impairment of financial assets are also provided in Note 2(vi) and Note 8.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

For the years ended December 31, 2017, 2016 and 2015, the Company recorded an impairment on accounts receivable of Ps.4,720, Ps.9,164 and Ps.8,825, respectively (Note 8).

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

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2017, 2016 and 2015 the Company has not designated any financial liability as at FVTPL.

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

g)  Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

h)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of their cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

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

For the years ended December 31, 2017, 2016 and 2015, there were no indicators of impairment. No impairment charges were recorded in respect of the Company’s value of intangible assets.

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

For the years ended December 31, 2017, 2016 and 2015, the Company expensed as supplemental rent Ps.103,648, Ps.143,923 and Ps.73,258, respectively.

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

During the year ended December 31 2017 and, 2016, the Company added five and 17 new net aircraft to its fleet, respectively. Some lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some lease agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract.

The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

For the years ended December 31, 2017, 2016 and 2015, the Company expensed as contingent rent Ps.162,108, Ps.201,434 and Ps.290,857, respectively.

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

During the years ended December 31, 2017 and 2016, the Company extended the lease term of three and two aircraft agreements, respectively, and two engine agreements in 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent of Ps.65,716 and Ps.92,528 during 2017 and 2016, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended, the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred aircraft and engine lease extension benefit in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the statement of financial position and are being recognized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2017, 2016 and 2015, the Company amortized Ps.88,224, Ps.74,748 and Ps.45,313, respectively, of lease incentives which was recognized as a reduction of rent expenses in the consolidated statements of operations.

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

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

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

During the years ended December 31, 2017 and 2016, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.529,331 and Ps.226,526, respectively (Note 12).

For the years ended December 31, 2017, 2016 and 2015, the amortization of major maintenance leasehold improvement costs was Ps.382,745, Ps.404,659 and Ps.352,932, respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded monthly as incurred in the consolidated statements of operations.

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

During the years ended December 31, 2017, 2016 and 2015, the Company capitalized borrowing costs which amounted to Ps.193,389, Ps.95,445 and Ps.90,057, respectively (Note 21). The rate used to determine the amount of borrowing cost was 3.30%, 2.88% and 2.80%, for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the years ended December 31, 2017, 2016 and 2015, there were no indicators of impairment. No impairment charges were recorded in respect of the Company’s rotable spare parts, furniture and equipment.

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

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•                  Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•                  All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•                  All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•                  Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•                  Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

For the year ended December 31, 2017 and 2016 the exchange rates of local currencies translated to functional currencies are as follows:

			Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies
Country	Local currency	Functional currency	Average exchange rate for 2017		Exchange rate as of 2017		Average exchange rate for 2016		Exchange rate as of 2016
Costa Rica	Colon	U.S. dollar	₵.	572.2000	₵.	572.5600	₵.	564.3332	₵.	561.1000
Guatemala	Quetzal	U.S. dollar	Q.	7.3509	Q.	7.3448	Q.	7.4931	Q.	7.5221

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2017 and 2016 were Ps.19.7354 and Ps.20.6640, respectively, per U.S. dollar.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the year ended December 31, 2017 and 2016 were Ps.7,178 and Ps.4,756, respectively. For the year ended December 31, 2015 exchange differences on translation of foreign entities were immaterial

n)  Liabilities and provisions

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

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2017, 2016 and 2015, the Company expensed as supplemental rent Ps.851,410, Ps.933,730 and Ps.91,698, respectively.

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

For the years ended December 31, 2017, 2016 and 2015, no termination benefits provision has been recognized.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees who rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2017.

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

For entities in Costa Rica and Guatemala there is no obligation to pay seniority premium or other retirement benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the years ended December 31, 2017, 2016 and 2015 the Company expensed Ps.48,384, Ps.40,829 and Ps.50,558, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain of the Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2017, 2016 and 2015 the Company recorded an expense for an amount of Ps.0, Ps.53,738, and Ps.70,690, respectively, under the caption salaries and benefits.

v)  Long-term retention plan (“LTRP”)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and is therefore accounted under IFRS 2 “Shared based payments”

vi)  Share-based payments

a)  LTIP

• Share purchase plan (equity-settled)

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

During the years ended December 31, 2017, 2016 and 2015, the Company expensed Ps.13,508, Ps.7,816 and Ps.6,018, respectively, related to RSUs. The expenses were recorded under the caption salaries and benefits.

• SARs plan (cash settled)

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

During the years ended December 31, 2017, 2016 and 2015, the Company recorded a (benefit) expense for Ps.(8,999), Ps.31,743, Ps.44,699, respectively, related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

b)  Management incentive plan (“MIP”)

• MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the year ended December 31, 2015, the Company recorded an expense by Ps.327 as cost of the MIP, related to the vested shares, the expense was recorded in the consolidated statement of operations under the caption salaries and benefits.

• MIP II

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

During the years ended December 31, 2017 and 2016, the Company recorded a (benefit) expense for Ps.(16,499) and Ps.54,357, respectively, related to MIP II into the consolidated statement of operations.

vii)  Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 2017, 2016 and 2015, the cost of employee profit sharing earned is Ps.8,342, Ps.9,967 and Ps.9,938, respectively, and is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

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

(ii)              If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)           If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

q)  Other taxes and fees payable

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

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

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

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2017, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged item also is recognized in income.

t)  Financial instruments — Disclosures

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

v)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services and accordingly, it has only one operating segment.

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

x) Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these new standards and amendments applied for the first time in 2017, they did not have a material impact on the annual consolidated financial statements of the Company. The nature and the impact of these changes to each new standard and amendment are described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information for both the current and the comparative period in Note 5.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. However, their application has no effect on the Company’s financial position and performance as there are no deductible temporary differences or assets that are in the scope of the amendments.

New and amended standards and interpretations not yet effective

Except for IFRS 9 adopted in 2014, the Company has not early adopted any of the following standards, interpretations or amendments that have been issued but is not yet effective.

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

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018, and since the Company early adopted IFRS 9 (2013), no additional impact is expected

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard will supersede all current revenue recognition requirements under IFRS. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company will adopt the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

During 2016, the Company performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017. The Company expects that the main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the current accounting policy, certain ancillaries are recognized as revenue at the time of the booking by customer (or when the service is provided); under the new standard, those ancillaries will be recognized when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.  Also certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues.  The Company considers this accounting change will not have a material impact on its results of operations and financial position.

The Company also expects that the classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, will change upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation. The Company expects that these revenues currently classified as non-ticket revenues, approximately Ps.5,915,263 in 2017 and Ps.4,758,074 in 2016, will be reclassified to passenger revenues.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. The Company expects that there will be no changes on revenue.

The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designed and implemented specific controls over its evaluation of the impact of the new guidance on the Company, including a calculation of the cumulative effects, disclosure requirements and the collection of relevant data into the reporting process. While the Company is substantially complete with the process of quantifying the impacts from applying the new guidance, final impact assessment will be finalized during the first quarter of 2018.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees — leases of low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

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

The Company is in process of completing an assessment of the potential impact of adopting IFRS 16. The adoption of this standard will have a significant impact on the accounting for leased aircraft, engines and other lease agreements, requiring the presentation of those leases with durations of greater than twelve months on the consolidated statement of financial position. The Company anticipates adopting the new standard using the full retrospective method, see Note 14 for more information on the Company’s lease agreements.

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

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect the amendments to have a significant effect on its consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes, the interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing; if the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

y)  Convenience translation

U.S. dollar amounts at December 31, 2017 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.7354 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent that the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

SARs plan (cash settled)

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in (Note 17). This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in salaries and benefits expense together with the fair value at the grant date. As with the equity settled awards described above, the valuation of cash settled awards also requires using similar inputs, as appropriate.

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

At December 31, 2017, the Company’s tax loss carry-forwards amounted to Ps.1,501,630, (Ps.111,083 at December 31, 2016). These losses relate to operations of the Company on a stand-alone basis, which in conformity with current Mexican Income Tax Law (“MITL”) and Costa Rican Income Tax Law (“CRITL”) may be carried forward against taxable income generated in the succeeding ten and three years, respectively, and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2017, 2016 and 2015, the Company used Ps.16,378, Ps.195,116 and Ps.1,618,850, respectively, of the available tax loss carry-forwards (Note 19).

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

vi)  Allowance for expected credit loss

An allowance for expected credit loss on accounts receivables is established in accordance with the information mentioned in Note (1f) (ii).

3.  Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemming from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes.

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

The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include references to the jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2017, 2016 and 2015 represented 29%, 28% and 30%, of the Company’s operating expenses, respectively.

During the years ended December 31, 2017 and 2016, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 61.1 million gallons and 134.3 million gallons, respectively. Such hedges represent a portion of the projected consumption for the next nine and twenty-one months respectively.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying US Gulf Coast Jet Fuel 54 of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options.

As of December 31, 2017 and 2016, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.497,403 and Ps.867,809, respectively, and is presented as part of the financial assets in the consolidated statement of financial position (See Note 5).

The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2017 recognized in other comprehensive income totals Ps.163,836 (the positive cost of hedging in 2016 totals Ps. 218,038), and will be recycled to the fuel cost during 2018, as these options expire on a monthly basis and the jet fuel is consumed. During the years ended December 31, 2017, 2016 and 2015, the net cost of these options recycled to the fuel cost was Ps.26,980, Ps.305,166 and Ps.112,675 respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2017
	Jet fuel Asian call option contracts maturities
	1 Half 2018		2 Half 2018		2018 Total
Jet fuel risk
Notional volume in gallons (thousands)*	69,518		61,863		131,381
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.6861	US$	1.8106	US$	1.7447
Approximate percentage of hedge (of expected consumption value)	60%		50%		55%

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

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

b)  Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although 30% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2017 (33% at December 31, 2016) and U.S. dollar denominated collections accounted for 40% and 38% of the Company’s total collections in 2017 and 2016, respectively.

However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso U.S. dollar exchange rate. The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2017 and 2016 is as set forth below:

	Thousands of U.S. dollars
	2017		2016
Assets:
Cash and cash equivalents	US$	344,038	US$	297,565
Other accounts receivable	13,105		11,619
Aircraft maintenance deposits paid to lessors	352,142		343,787
Deposits for rental of flight equipment	25,343		30,025
Derivative financial instruments	25,204		41,996
Total assets	759,832		724,992

Liabilities:
Financial debt (Note 5)	128,296		76,789
Foreign suppliers	53,729		56,109
Taxes and fees payable	10,304		6,874
Derivative financial instruments	—		684
Total liabilities	192,329		140,456
Net foreign currency position	US$	567,503	US$	584,536

At April 25, 2018, date of issuance of these financial statements, the exchange rate was Ps.18.8628 per U.S. dollar.

	Thousands of U.S. dollars
	2017		2016
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments (Note 14)	US$	1,856,909	US$	1,727,644
Aircraft and engine commitments (Note 23)	1,123,377		315,326
Total	US$	2,980,286	US$	2,042,970

During the year ended December 31, 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% of the aircraft rental expense for the second half of 2017. As of December 31, 2016, the Company did not enter into foreign exchange rate derivatives financial instruments.

All of the Company’s position in foreign currency forward contracts matured throughout the second half of 2017 (August, September, November and December), therefore there is no outstanding balance as of December 31, 2017. For the year ended December 31, 2017, the net loss on the foreign currency forward contracts was Ps.11,290, which was recognized as part of rental expense in the consolidated statements of operations. As there were no foreign currency forward contracts as of December 31, 2016, no impact was recognized in the consolidated statements of operations.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operation.

As of December 31, 2016, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$ 70 million and fair value of Ps.14,144, respectively, recorded in liabilities. For the years ended December 31, 2017, 2016 and 2015, the reported loss on the interest rate swaps was Ps.13,827, Ps.48,777 and Ps.46,545, respectively, which was recognized as part of rental expense in the consolidated statements of operations. All of the Company’s position in the form of interest rate swaps matured on March 31 and April 30, 2017 consequently there is no outstanding balance as of December 31, 2017.

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

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,449,236	Ps.	1,079,152	Ps.	2,528,388
Short-term working capital facilities (Note 5)	948,354		—		948,354
Total	Ps.	2,397,590	Ps.	1,079,152	Ps.	3,476,742

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Short-term working capital facilities (Note 5)	716,290		—		716,290

Derivative financial instruments:
Interest rate swaps contracts	14,144		—		14,144
Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

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

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2017, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

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

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                      Level 1 — Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•                      Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•                      Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2017		2016		2017		2016
Assets
Derivative financial instruments	Ps.	497,403	Ps.	867,809	Ps.	497,403	Ps.	867,809

Liabilities
Financial debt	(3,476,742)		(1,988,181)		(3,481,741)		(1,988,445)
Derivative financial instruments	—		(14,144)		—		(14,144)
Total	Ps.	(2,979,339)	Ps.	(1,134,516)	Ps.	(2,984,338)	Ps.	(1,134,780)

The following table summarizes the fair value measurements at December 31, 2017:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	497,403	Ps.	—	Ps.	497,403
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	—		(3,481,741)		—		(3,481,741)
Net	Ps.	—	Ps.	(2,984,338)	Ps.	—	Ps.	(2,984,338)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	867,809	Ps.	—	Ps.	867,809
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**	—		(14,144)		—		(14,144)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	—		(1,988,445)		—		(1,988,445)
Net	Ps.	—	Ps.	(1,134,780)	Ps.	—	Ps.	(1,134,780)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015:

Consolidated statements of operations

Instrument	Financial statements line	2017		2016		2015
Jet fuel swap contracts	Fuel	Ps.	—	Ps.	—	Ps.	(128,330)
Jet fuel Asian call options contracts	Fuel	(26,980)		(305,166)		(112,675)
Foreign currency forward	Aircraft and engine rent expenses	(11,290)		—		—
Interest rate swap contracts	Aircraft and engine rent expenses	(13,827)		(48,777)		(46,545)
Total		Ps.	(52,097)	Ps.	(353,943)	Ps.	(287,550)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements line	2017		2016		2015
Jet fuel Asian call options Contracts	OCI	Ps.	(54,202)	Ps.	583,065	Ps.	(221,592)
Interest rate swap contracts	OCI	14,144		41,629		27,723
Foreign currency forward	OCI	(2,090)		—		—
Total (Note 22)		Ps.	(42,148)	Ps.	624,694	Ps.	(193,869)

5.  Financial assets and liabilities

At December 31, 2017 and 2016, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	2017		2016
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	497,403	Ps.	867,809
Total financial assets	Ps.	497,403	Ps.	867,809
Presented on the consolidated statements of financial position as follows:
Current	Ps.	497,403	Ps.	543,528
Non-current	Ps.	—	Ps.	324,281

b)  Financial debt

(i)        At December 31, 2017 and 2016, the Company’s short-term and long-term debt consists of the following:

	2017		2016
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 30, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 199 to 225 basis points.	Ps.	2,528,388	Ps.	1,271,891

II. In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread according to the contractual conditions of each disbursement in a range of 20 to 80 basis points.	948,354		406,330

III. In December 2016, the Company entered into a U.S. dollar denominated short-term working capital facility with Bank of America México S.A. Institución de Banca Múltiple (“Bank of America”) in U.S. dollars, bearing annual interest rate at the one-month LIBOR plus 160 basis points.	—		309,960
IV. Accrued interest	5,972		6,102
	3,482,714		1,994,283
Less: Short-term maturities	2,403,562		1,051,237
Long-term	Ps.	1,079,152	Ps.	943,046

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2017:

	2018		2019		2020		2021		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	1,452,826	Ps.	670,388	Ps.	333,303	Ps.	75,461	Ps.	2,531,978
Citibanamex	950,736		—		—		—		950,736
Total	Ps.	2,403,562	Ps.	670,388	Ps.	333,303	Ps.	75,461	Ps.	3,482,714

(iii) Since 2011, the Company has financed the pre-delivery payments for the acquisition of its aircraft through a revolving financing facility. During the year ended December 31, 2017, the pre-delivery payments for one A320NEO aircraft were financed through this revolving financing facility.

On August 1, 2013, the Company signed an amendment to the loan agreement to finance the pre-delivery payments of eight additional A320CEO (“Current Engine Option”) that were delivered in 2015 and 2016.

On February 28, 2014 and November 27, 2014, the Company signed amendments to the loan agreement to finance pre-delivery payments of two and four additional A320CEO, respectively, one was delivered in 2014 and five in 2016.

On August 25, 2015, the Company signed an amendment to the loan agreement to finance pre-delivery payments of eight additional A320NEO aircraft to be delivered between 2017 and 2018. One of these aircraft was incorporated to the Company´s fleet during 2017.

On November 30, 2016, the Company signed an additional amendment to the loan agreement to finance pre-delivery payments of 22 additional A320NEO aircraft to be delivered between 2019 and 2020. This amendment was modified on December 19, 2017 to reschedule the delivery dates of the aircraft listed on August 25, 2015 and November 30, 2016, seven and twenty two aircraft, respectively. The new delivery date will be between 2019 and 2021. In accordance with this last amendment, the revolving line with Santander Bancomext will expire as of November 30, 2021.

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

At December 31, 2017 and 2016, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trusts were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus, including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

(iv) At December 31, 2017, the Company had available credit lines totaling Ps.7,368,346, of which Ps.4,616,861 were related to financial debt and Ps.2,751,485 were related to letters of credit (Ps.1,739,775 were undrawn). At December 31, 2016, the Company had available credit lines totaling Ps. 6,936,237, of which Ps. 5,048,477 were related to financial debt and Ps.1,887,760 were related to letters of credit (Ps.3,703,184 were undrawn).

Changes in liabilities arising from financing activities

At December 31, 2017 and 2016, the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2017		Net cash flows		Foreign exchange movement		Current vs non current reclassification and other		December, 31, 2017
Current interest- bearing loans and borrowings	Ps.	1,051,237	Ps.	419,350	Ps.	25,924	Ps.	907,051	Ps.	2,403,562
Non-current interest - bearing loans and borrowings	943,046		1,093,808		(50,521)		(907,181)		1,079,152
Total liabilities from financing activities	Ps.	1,994,283	Ps.	1,513,158	Ps.	(24,597)	Ps.	(130)	Ps.	3,482,714

	January 1, 2016		Net cash flows		Foreign exchange movement		Current vs non current reclassification and other		December, 31, 2016
Current interest- bearing loans and borrowings	Ps.	1,371,202	Ps.	(753,897)	Ps.	121,271	Ps.	312,661	Ps.	1,051,237
Non-current interest - bearing loans and borrowings	219,817		938,681		98,450		(313,902)		943,046
Total liabilities from financing activities	Ps.	1,591,019	Ps.	184,874	Ps.	219,721	Ps.	(1,241)	Ps.	1,994,283

c)  Other financial liabilities

	2017		2016
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	—	Ps.	14,144
Total financial liabilities	Ps.	—	Ps.	14,144
Presented on the consolidated statements of financial position as follows:
Current	Ps.	—	Ps.	14,144
Non-current	Ps.	—	Ps.	—

6.  Cash and cash equivalents

An analysis of this caption is as follows:

	2017		2016
Short-term investments	Ps.	5,982,314	Ps.	4,433,559
Cash in banks	963,162		2,632,878
Cash on hand	5,403		4,814
Total cash and cash equivalents	Ps.	6,950,879	Ps.	7,071,251

7.  Related parties

a) An analysis of balances due from/to related parties at December 31, 2017 and 2016 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2017		2016		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	24,980	Ps.	33,775	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador	15,951		30,627		30 days
SearchForce, Inc. (“SearchForce”)	Internet services	Mexico	—		620		30 days
			Ps.	40,931	Ps.	65,022

b) During the years ended December 31, 2017, 2016 and 2015, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2017		2016		2015
Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	249,266	Ps.	304,399	Ps.	111,641
Call center fees and other fees	Mexico/El Salvador	202,689		173,197		57,809
Other	Mexico/El Salvador/ Guatemala	8,088		8,105		2,516

During the years ended December 31, 2017, 2016 and 2015 the Company did not have any revenue transactions with related parties.

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the years ended December 31, 2017, 2016 and 2015 the Company expensed Ps.1,838, Ps.1,733 and Ps.768, respectively for this concept.

d)  Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term. As of December 31, 2017 and 2016, the balances due under the agreement with Aeroman were Ps.15,951 and Ps.30,627,respectively. The Company incurred expenses in aircraft, engine maintenance and technical support under this agreement of Ps.251,731, Ps.308,731 and Ps.114,157 for the years ended December 31, 2017, 2016 and 2015, respectively.

e)  Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, a member of the Company’s board of directors, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2017 and 2016, the Company recognized an expense under this agreement of Ps.816 and Ps.3,127, respectively.

f)  One Link

One Link is a related party because Marco Baldocchi, an alternate member of the board, is a director of the Company. Pursuant to this agreement, One Link receives calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of December 31, 2017 and 2016, the balance due under this agreement was Ps.24,980 and Ps.33,775, respectively and the Company recognized an expense under this agreement of Ps.200,035 and Ps.168,337 for the years ended December 31, 2017 and 2016, respectively.

g)  SearchForce

SearchForce is a related party because William Dean Donovan, an alternate member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed for the Company at its request. As of December 31, 2016, the balance due under this agreement was Ps.620 and the Company recognized an expense under this agreement of Ps.1,946 and Ps.3,446 for the years ended December 31, 2017 and 2016, respectively.

h)  Directors and officers

During the years ended December 31, 2017, 2016 and 2015, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.134,370, Ps.160,762 and Ps.120,440, respectively.

For the years ended December 31, 2017, 2016 and 2015 the cost of the share-based payments transactions (MIP and LTIP) were Ps.13,508, Ps.7,816 and Ps.6,345, respectively. Cash-settled payments transactions MIP II and SARs were Ps.(25,498), Ps.86,100 and Ps.44,699, respectively (Note 17).

Starting 2015, the Company adopted a new short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the years ended December 31, 2017 and 2016, the Company recorded a provision in the amount of Ps.0 and Ps.53,738, respectively.

During the year ended December 31, 2017, 2016 and 2015, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.8,993, Ps.7,751 and Ps.5,480, respectively, and the rest of the directors received a compensation of Ps.7,834, Ps.7,308 and Ps.4,183, respectively.

8.  Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2017 and 2016, is detailed below:

	2017		2016
Credit cards	Ps.	191,322	Ps.	253,374
Other accounts receivable	117,582		26,236
Other points of sales	54,719		23,867
Affinity credit card	40,517		8,950
Cargo clients	34,655		29,901
Travel agencies and insurance commissions	27,925		20,477
Marketing services receivable	13,435		11,070
Airport services	5,898		9,479
Employees	8,878		7,551
Insurance claims	1,345		55,815
	496,276		446,720
Allowance for credit losses	(17,809)		(19,317)
	Ps.	478,467	Ps.	427,403

Accounts receivable have the following aging:

Days	2017 Impaired		2017 Not impaired		Total 2017		2016 Impaired		2016 Not impaired		Total 2016
0–30	Ps.	16,962	Ps.	415,847	Ps.	432,809	Ps.	15,723	Ps.	398,721	Ps.	414,444
31–60	—		38,705		38,705		—		11,231		11,231
61–90	—		17,918		17,918		—		14,492		14,492
91–120	847		5,997		6,844		3,594		2,959		6,553
	Ps.	17,809	Ps.	478,467	Ps.	496,276	Ps.	19,317	Ps.	427,403	Ps.	446,720

The movement in the allowance for doubtful accounts from January 1, 2015 to December 31, 2017 is as follows:

Balance as of January 1, 2015	Ps.	(27,786)
Write-offs	11,999
Increase in allowance	(8,825)
Balance as of December 31, 2015	(24,612)
Write-offs	14,459
Increase in allowance	(9,164)
Balance as of December 31, 2016	(19,317)
Write-offs	6,228
Increase in allowance	(4,720)
Balance as of December 31, 2017	Ps.	(17,809)

9.  Inventories

An analysis of inventories at December 31, 2017 and 2016 is as follows:

	2017		2016
Spare parts and accessories of flight equipment	Ps.	285,185	Ps.	235,330
Miscellaneous supplies	9,665		8,554
	Ps.	294,850	Ps.	243,884

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2017, 2016 and 2015, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.242,265, Ps.186,719 and Ps.143,992, respectively.

10.  Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2017 and 2016 is as follows:

	2017		2016
Advances to suppliers	Ps.	346,263	Ps.	705,105
Prepaid aircraft rent	215,784		668,306
Prepaid insurance	68,712		47,663
Other prepaid expenses	65,642		33,555
Sales commission to travel agencies	54,501		73,413
Advances for constructions of aircraft and engines	13,764		31,437
Loss on sale and leaseback transactions to be amortized (Note 14)	3,047		3,047
	Ps.	767,713	Ps.	1,562,526

11.  Guarantee deposits

An analysis of this caption at December 31, 2017 and 2016 is as follows:

	2017		2016
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	1,317,663	Ps.	1,145,913
Deposits for rental of flight equipment	17,178		14,155
Other guarantee deposits	18,052		7,141
	1,352,893		1,167,209
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	5,631,304		5,951,831
Deposits for rental of flight equipment	441,110		589,804
Other guarantee deposits	25,838		18,243
	6,098,252		6,559,878
	Ps.	7,451,145	Ps.	7,727,087

12.  Rotable spare parts, furniture and equipment, net

Gross value	Accumulated depreciation	Net carrying value
At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016
Leasehold improvements to flight equipment	Ps.	2,382,687	Ps.	1,709,868	Ps.	(1,769,589)	Ps.	(1,386,844)	Ps.	613,098	Ps.	323,024
Pre-delivery payments	2,783,303	1,206,330	—	—	2,783,303	1,206,330
Aircraft parts and rotable spare parts	506,735	393,522	(181,091)	(137,712)	325,644	255,810
Aircraft spare engines	323,410	323,025	(18,132)	(1,337)	305,278	321,688
Construction and improvements in process	193,607	255,374	—	—	193,607	255,374
Standardization	192,808	176,975	(113,407)	(94,864)	79,401	82,111
Constructions and improvements	131,503	120,886	(106,335)	(85,873)	25,168	35,013
Computer equipment	30,113	24,172	(20,790)	(16,972)	9,323	7,200
Workshop tools	20,500	20,500	(18,229)	(15,915)	2,271	4,585
Electric power equipment	15,439	14,818	(9,185)	(7,890)	6,254	6,928
Communications equipment	11,229	9,261	(6,502)	(5,706)	4,727	3,555
Workshop machinery and equipment	8,405	7,240	(4,345)	(3,622)	4,060	3,618
Motorized transport equipment platform	5,587	5,703	(4,701)	(4,346)	886	1,357
Service carts on board	5,403	5,403	(5,021)	(4,645)	382	758
Office furniture and equipment	44,749	36,310	(22,454)	(18,653)	22,295	17,657
Total	Ps.	6,655,478	Ps.	4,309,387	Ps.	(2,279,781)	Ps.	(1,784,379)	Ps.	4,375,697	Ps.	2,525,008

*During the years ended December 31, 2017 and 2016, the Company capitalized borrowing costs of Ps.193,389 and Ps.95,445, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.110,274 and Ps.84,936, respectively.

	Aircraft parts and rotable spare parts		Aircraft spare Engines		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2015	Ps.	179,947	Ps.	—	Ps.	18,202	Ps.	83,886	Ps.	4,195	Ps.	12,932	Ps.	9,033	Ps.	4,815	Ps.	1,326	Ps.	3,764	Ps.	4,179	Ps.	1,453	Ps.	1,583,835	Ps.	140,926	Ps.	501,157	Ps.	2,549,650
Additions	110,592		323,025		2,218		21,953		740		517		1,467		4,217		505		129		131		36		1,345,081		161,560		226,526		2,198,697
Disposals and transfers	(1,299)		—		—		—		—		(110)		(1,626)		—		(49)		—		—		—		(1,733,093)		(2,132)		—		(1,738,309)
Borrowing costs, net*	—		—		—		—		—		—		—		—		—		—		—		—		10,507		—		—		10,507
Other movements	—		—		32,441		—		4,814		7,877		—		25		46		493		—		—		—		(44,980)		—		716
Depreciation	(33,430)		(1,337)		(17,848)		(23,728)		(2,549)		(3,559)		(1,946)		(4,472)		(471)		(831)		(692)		(731)		—		—		(404,659)		(496,253)
As of December 31, 2016	255,810		321,688		35,013		82,111		7,200		17,657		6,928		4,585		1,357		3,555		3,618		758		1,206,330		255,374		323,024		2,525,008
Cost	393,522		323,025		120,886		176,975		24,172		36,310		14,818		20,500		5,703		9,261		7,240		5,403		1,206,330		255,374		1,709,868		4,309,387
Accumulated depreciation	(137,712)		(1,337)		(85,873)		(94,864)		(16,972)		(18,653)		(7,890)		(15,915)		(4,346)		(5,706)		(3,622)		(4,645)		—		—		(1,386,844)		(1,784,379)
Net book amount as of December 31, 2016	Ps.	255,810	Ps.	321,688	Ps.	35,013	Ps.	82,111	Ps.	7,200	Ps.	17,657	Ps.	6,928	Ps.	4,585	Ps.	1,357	Ps.	3,555	Ps.	3,618	Ps.	758	Ps.	1,206,330	Ps.	255,374	Ps.	323,024	Ps.	2,525,008
Additions	115,173		385		—		15,833		1,845		6,805		—		—		—		—		123		—		1,707,805		206,932		529,331		2,584,232
Disposals and transfers	(930)		—		—		—		—		(15)		—		—		—		—		—		—		(213,947)		(3,555)		(101,224)		(319,671)
Borrowing costs, net*	—		—		—		—		—		—		—		—		—		—		—		—		83,115		—		—		83,115
Other movements	—				10,371		—		4,087		1,649		620		—		—		1,968		1,041		—		—		(265,144)		244,712		(696)
Depreciation	(44,409)		(16,795)		(20,216)		(18,543)		(3,809)		(3,801)		(1,294)		(2,314)		(471)		(796)		(722)		(376)		—		—		(382,745)		(496,291)
As of December 31, 2017	325,644		305,278		25,168		79,401		9,323		22,295		6,254		2,271		886		4,727		4,060		382		2,783,303		193,607		613,098		4,375,697
Cost	506,735		323,410		131,503		192,808		30,113		44,749		15,439		20,500		5,587		11,229		8,405		5,403		2,783,303		193,607		2,382,687		6,655,478
Accumulated depreciation	(181,091)		(18,132)		(106,335)		(113,407)		(20,790)		(22,454)		(9,185)		(18,229)		(4,701)		(6,502)		(4,345)		(5,021)		—		—		(1,769,589)		(2,279,781)
Net book amount as of December 31, 2017	Ps.	325,644	Ps.	305,278	Ps.	25,168	Ps.	79,401	Ps.	9,323	Ps.	22,295	Ps.	6,254	Ps.	2,271	Ps.	886	Ps.	4,727	Ps.	4,060	Ps.	382	Ps.	2,783,303	Ps.	193,607	Ps.	613,098	Ps.	4,375,697

a) Depreciation expense for the years ended December 31, 2017, 2016 and 2015, was Ps.496,291, Ps.496,253 and Ps.425,439, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2020. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet to be received from 2017 to 2020. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircrafts (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet.

As part of the total support agreement with P&W, the Company received credit notes in December 2017 of Ps.58,530 (US$3.06 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2017, the Company amortized a corresponding benefit from these credit notes of Ps.1,219, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

In December 2017, the Company amended the agreement with Airbus to reschedule the delivery of 29 aircrafts between 2018 and 2021.

Additionally, during December 2017, the Company amended the agreement with Airbus for the purchase of 80 aircraft to be delivered from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

During the years ended December 31, 2017 and 2016, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.1,707,805 (US$90.0 million), and Ps.1,345,081 (US$82.7 million), respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 109 Airbus A320 family aircraft during nine years (from January 2018 to November 2026). The agreement provides for the addition of 109 A320NEO to its fleet as follows: four in 2018, eight in 2019, 11 in 2020, six in 2021, 13 in 2022, eighteen in 2023, nine in 2024, fifteen in 2025 and twenty-five in 2026.

Commitments to acquisitions of property and equipment are disclosed in Note 23.

c) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a five year term. This agreement includes a total component support agreement (power-by-the hour) and guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized as maintenance expenses in the consolidated statement of operations.

Additionally, the total support agreement included a sale and leaseback agreement of certain components. As part of the original total support agreement with LHT, the Company received credit notes of Ps.46,461 (US$3.5 million), which were amortized on a straight line basis, during the term of the agreement. As of December 31, 2017, 2016 and 2015, the Company amortized a corresponding benefit from these credit notes of Ps.6,580, Ps.9,292 and Ps.9,292, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During December 2016, the Company entered into a new total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2017. This agreement includes similar terms and conditions as the original agreement.

As part of the new agreement, the Company received credit notes of Ps.28,110 (US$1.5 million), which are being amortized on a straight line basis, prospectively during the term of the agreement. As of December 31, 2017, the Company amortized a corresponding benefit from these credit notes of Ps.1,961, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

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

13.  Intangible assets, net

The composition and movement of intangible assets is as follows:

		Gross value				Accumulated amortization				Net carrying amount
	Useful	At December 31,
	life	2017		2016		2017		2016		2017		2016
Software	1 – 4 years	Ps.	441,803	Ps.	313,028	Ps.	(251,383)	Ps.	(198,987)	Ps.	190,420	Ps.	114,041
Balance as of January 1, 2016												Ps.	94,649
Additions												60,792
Disposals												(1,277)
Amortization												(40,290)
Exchange differences												167
Balance as of December 31, 2016												114,041
Additions												130,908
Disposals												(1,976)
Amortization												(52,396)
Exchange differences												(157)
Balance as of December 31, 2017												Ps.	190,420

Software amortization expense for the years ended December 31, 2017, 2016 and 2015 was Ps.52,396, Ps.40,290 and Ps.31,278, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14.  Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2017, the Company leases 71 aircraft (69 as of December 31, 2016) and 8 spare engines under operating leases (11 as of December 31, 2016) that have maximum terms through 2031. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

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

(v)             Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2017 and 2016, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:

Aircraft Type	Model	At December 31, 2017	At December 31, 2016	At December 31, 2015
A319	132	6	6	6
A319	133	6	9	12
A320	233	39	39	32
A320	232	4	4	4
A320NEO	271N	6	1	—
A321	231	10	10	2
		71	69	56

Engine Type	Model	At December 31, 2017	At December 31, 2016	At December 31, 2015
V2500	V2527M-A5	3	3	3
V2500	V2527E-A5	3	4	3
V2500	V2527-A5	2	4	—
		8	11	6

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2017, the Company incorporated five aircraft to its fleet (one of them based on the terms of the Airbus purchase agreement and four from a lessors order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessors aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017 respectively). Such leases were accounted for as operating leases and were not subject to sale and leaseback transactions.

During the year ended December 31, 2016, the Company incorporated 17 aircraft to its fleet (eight of them based on the terms of the Airbus purchase agreement and 9 from a lessor’s aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor’s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2016 the Company extended the lease term of two aircraft effective from 2016 and entered into certain agreements with different lessors to lease five spare engines which were received during the same period. Such leases were accounted for as operating leases and were not subject to sale and leaseback transactions.

During 2016, the Company purchase two spare engines, which were accounted as part of the property, plant and equipment (See Note 12).

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor’s aircraft order book) and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during August 2015 the Company extended the lease term of three A319CEO, one effective from 2015 and the other two effective from 2016.

As of December 31, 2017, 2016 and 2015, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine lease payments in U.S. dollars and its equivalent in Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2018	US$	257,681	Ps.	5,085,438	US$	4,336	Ps.	85,573
2019	244,264		4,820,648		3,986		78,665
2020	238,837		4,713,544		3,366		66,429
2021	233,002		4,598,388		3,209		63,331
2022 and thereafter	863,604		17,043,570		4,624		91,256
Total	US$	1,837,388	Ps.	36,261,588	US$	19,521	Ps.	385,254

(1) Using the exchange rate as of December 31, 2017 of Ps. 19.7354.

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and using the prevailing exchange rate and interest rates at December 31, 2017.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located. These leases are recognized as operating leases.

Provided below is an analysis of future minimum land and building lease payments denominated in U.S. dollars or Mexican pesos as stablished in the lease agreement:

	Operating leases denominated in U.S. dollars		Equivalent in Mexican pesos*		Operating leases denominated in Mexican pesos
2018	US$	6,718	Ps.	132,582	Ps.	66,243
2019	4,563		90,053		52,575
2020	4,548		89,757		42,335
2021	1,672		32,998		9,168
2022 and thereafter	702		13,854		53,194
Total	US$	18,203	Ps.	359,244	Ps.	223,515

*Convenience translation to U.S. dollars (Ps.19.7354).

c)  Rental expense charged to results of operations is as follows:

	2017		2016		2015
Aircraft and engine (Note 1p)	Ps.	6,072,502	Ps.	5,590,058	Ps.	3,525,336
Real estate:
Airports facilities	44,251		40,591		39,993
Offices, maintenance warehouse and hangar (Note 20)	30,544		33,517		25,889
Total rental expenses on real estate	74,795		74,108		65,882
Total cost of operating leases	Ps.	6,147,297	Ps.	5,664,166	Ps.	3,591,218

During the years ended December 31, 2017, 2016 and 2015 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.65,886, Ps.484,827 and Ps.181,736, respectively, that was recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2017 and 2016, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.11,413 and Ps.14,460, respectively, which is recorded in the caption of other assets in the consolidated statements of financial position.

For each of the years ended December 31, 2017, 2016 and 2015, the Company amortized a loss of Ps.3,047,  as additional aircraft rental expense.

15.  Accrued liabilities

a)  An analysis of accrued liabilities at December 31, 2017 and 2016 is as follows:

	2017		2016
Fuel and traffic accrued expenses	Ps.	1,106,913	Ps.	922,607
Maintenance and aircraft parts accrued expenses	194,366		130,897
Sales, marketing and distribution accrued expenses	143,758		102,880
Maintenance deposits	132,519		179,288
Salaries and benefits	114,781		170,994
Accrued administrative expenses	90,459		80,981
Aircraft and engine lease extension benefit (Note 1j)	83,047		85,124
Deferred revenue from VClub membership	76,261		32,771
Information and communication accrued expenses	44,638		32,950
Supplier services agreement	10,634		6,333
Depositary services benefit	1,473		2,068
Advances from travel agencies	650		1,536
Others	51,474		37,010
	Ps.	2,050,973	Ps.	1,785,439

b)  Accrued liabilities long-term:

	2017		2016
Aircraft and engine lease extension benefit (Note 1j)	Ps.	107,400	Ps.	127,831
Supplier services agreement	77,174		4,350
Depositary services benefit	—		1,473
Other	15,274		36,154
	Ps.	199,848	Ps.	169,808

c)  An analysis of other liabilities is as follows:

	Balance as of January 1, 2017		Increase for the year		Payments		Unwinding discount*		Balance as of December 31, 2017
Aircraft lease return obligation	Ps.	410,060	Ps.	960,548	Ps.	859,659	Ps.	22,566	Ps.	488,383
Employee profit sharing (Note 16)	10,695		8,342		9,974		—		9,063
	Ps.	420,755	Ps.	968,890	Ps.	869,633	Ps.	22,566	Ps.	497,446

Short-term maturities									Ps.	280,744
Long-term									Ps.	216,702

*Discount rate adjustment

	Balance as of January 1, 2016		Increase for the year		Payments		Unwinding discount*		Balance as of December 31, 2016
Aircraft lease return obligation	Ps.	149,326	Ps.	1,038,764	Ps.	765,023	Ps.	13,007	Ps.	410,060
Employee profit sharing (Note 16)	10,173		9,967		9,445		—		10,695
	Ps.	159,499	Ps.	1,048,731	Ps.	774,468	Ps.	13,007	Ps.	420,755

Short-term maturities									Ps.	284,200
Long-term									Ps.	136,555

*Discount rate adjustment

During the years ended December 31, 2017, 2016 and 2015 no cancellations, or write-offs related to these liabilities were recorded.

16.  Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2017, 2016 and 2015, are as follows:

	2017		2016		2015
Analysis of net period cost:
Current service cost	Ps.	3,657	Ps.	2,421	Ps.	2,012
Interest cost on benefit obligation	1,000		701		537
Net period cost	Ps.	4,657	Ps.	3,122	Ps.	2,549

Changes in the defined benefit obligation are as follows:

	2017		2016		2015
Defined benefit obligation at January 1,	Ps.	13,438	Ps.	10,056	Ps.	7,737
Net period cost charged to profit or loss:
Current service cost	3,657		2,421		2,012
Interest cost on benefit obligation	1,000		701		537
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions	1,776		442		1,174
Payments made	(582)		(182)		(1,404)
Defined benefit obligation at December 31,	Ps.	19,289	Ps.	13,438	Ps.	10,056

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2017	2016	2015
Financial:
Discount rate	7.72%	7.78%	7.29%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	4.00%	4.00%	4.00%

Biometric:
Mortality (1)	EMSSA 09	EMSSA 09	EMSSA 09
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)             Mexican Experience of social security (EMSSA).

(2)             Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits at December 31, 2017 and 2016, respectively, are as follows:

	2017		2016
Employee profit-sharing (Note 15c)	Ps.	9,063	Ps.	10,695

The key management personnel of the Company include the members of the Board of Directors (Note 7).

17.  Share-based payments

a)  LTRP

On November 6, 2014, the shareholders of the Company and the shareholders of its subsidiary Servicios Corporativos, approved an amendment to the current LTRP for the benefit of certain key employees, based on the recommendations of the Board of Directors of the Company at its meetings held on July 24 and August 29, 2014. For such purposes on November 10, 2014 an irrevocable Administrative Trust was created by Servicios Corporativos and the key employees. The new plan was restructured and named LTIP, which consists of a share purchase plan (equity-settled transaction) and SARs plan (cash settled).

b)  LTIP

• Share purchase plan (equity-settled)

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

In November 2017, April and October 2016, extensions to the LTIP were approved by the Company’s shareholder’s and Company’s Board of Directors, respectively. The total cost of the extensions approved were Ps.15,765 (Ps.10,108 net of withheld taxes), Ps.14,532 (Ps.9,466 net of withheld taxes) and Ps.11,599 (Ps.7,559 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2017 and 2016, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

Number of Series A shares
Outstanding as of December 31, 2015	617,001
Purchased during the year	513,002
Granted during the year	—
Exercised/vested during the year	(425,536)
Forfeited during the year	(86,419)
Outstanding as of December 31, 2016	618,048 *
Purchased during the year	547,310
Granted during the year	—
Exercised/vested during the year	(345,270)
Forfeited during the year	—
Outstanding as of December 31, 2017	820,088 *

*These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2017 and 2016.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
353,457	November 2017 – 2018
284,200	November 2018 – 2019
182,431	November 2019 – 2020
820,088

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2017, 2016 and 2015, the compensation expense recorded in the consolidated statement of operations amounted to Ps.13,508, Ps.7,816 and Ps.6,018, respectively.

All shares held in the Administrative Trust are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to a dividend if and when declared by the Company.

During 2016, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2016 were (86,419).

• SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 year period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 at such date.

Under the LTIP extensions, the number of SARs granted to certain key executives of the Company were 3,965,351, 2,044,604 and 1,793,459, which amounts to Ps.15,765, Ps.14,532 and Ps.11,599, for the years ended December 31, 2017, 2016 and 2015, respectively. The SARs vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2017 and 2016 was Ps.723 and Ps.15,744, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2017, 2016 and 2015, the Company recorded a (benefit) expense of Ps.(8,999), Ps.31,743 and Ps.44,699, respectively, in the consolidated statement of operations.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted (vesting schedule in tables below).

Number of SARs	Exercisable date
2,766,811	November 2018
1,649,493	November 2019
941,749	November 2020
5,358,053

During the years ended December 31, 2017, 2016 and 2015, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.6,021, Ps.31,261 and Ps.31,090, respectively. Such payments were determined based on the increase in the share price of the Company from the grant date to the exercisable date.

c)  MIP

• MIP I

In April 2012, the Board of Directors authorized a MIP for the benefit of certain key employees, subject to shareholders’ approval. On December 21, 2012, the shareholders approved the MIP consisting of: (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of the Company’s fully diluted capital stock; (ii) a grant of options to acquire shares of the Company or CPOs having shares as underlying securities for which, as long as certain conditions occur, the employees will have the right to request the delivery of those shares, (iii) the creation of an Administrative Trust to deposit such shares in escrow until they are delivered to the officers or returned to the Company in the case that certain conditions do not occur; and (iv) the execution of share sale agreements setting forth the terms and conditions upon which the officers may exercise its shares at Ps.5.31 (five Mexican pesos 31/100) per share.

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

The MIP has been classified as equity-settled, by which, the grant date, fair value is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The total cost of the MIP determined by the Company was Ps.2,722 to be recognized from the time it becomes probable the performance condition will be met over the vesting period. During 2015, the Company recorded Ps.327, as the final cost of the MIP related to the vested shares, in the consolidated statements of operations.

This cost was determined by using the improved Binomial valuation model from Hull and White, on the date in which the plan had already been approved by the shareholders and a shared understanding of the terms and conditions of the plan was reached with the employees (December 24, 2012, defined as the grant date), with the following assumptions:

2012
Dividend yield (%)	0.00%
Volatility (%)	37.00%
Risk—free interest rate (%)	5.96%
Expected life of share options (years)	8.8
Exercise share price (in Mexican pesos Ps.)	5.31
Exercise multiple	1.1
Fair value of the stock at grant date	1.73

The expected volatility reflects the assumption that the historical volatility of comparable companies is indicative of future trends, which may not necessarily be the actual outcome.

Under the methodology followed by the Company, at the grant date and December 31, 2012, the granted shares had no positive intrinsic value.

In 2017, the key employees exercised 120,000 Series A shares. In 2016, the key employees exercised 3,299,999 Series A shares. As a result, the key employees paid Ps.638 and Ps.17,536, for the years ended December 31, 2017 and 2016, respectively, to the Management Trust corresponding to the exercised shares. Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(3,299,999)	5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(120,000)	5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095

At December 31, 2017 and 2016, 12,437,857 and 12,557,857 share options pending to exercise were considered as treasury shares, respectively.

•  MIP II

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

The carrying amount of the liability relating to the SARs as of December 31, 2017 and 2016 was Ps.37,858 and Ps.54,357, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.  During the years ended December 31, 2017 and 2016, the Company recorded a (benefit) expense of Ps.(16,499) and Ps.54,357, respectively, in the consolidated statement of operations. No SARs were exercised during 2017. The vesting schedule is summarized in the table below:

Number of SARs	Exercisable date
2,030,540	February 2017
2,030,540	February 2018
2,030,540	February 2019
3,384,240	February 2020
4,061,100	February 2021
13,536,960

d) The (benefit) expense recognized for the Company’s retention plans during the year is shown in the following table:

	2017		2016		2015
(Benefit) expense arising from cash-settled share-based payments transactions	Ps.	(25,498)	Ps.	86,100	Ps.	44,699
Expense arising from equity-settled share-based payments transactions	13,508		7,816		6,345
Total expense arising from share-based payments transactions	Ps.	(11,990)	Ps.	93,916	Ps.	51,044

18.  Equity

As of December 31, 2017, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020, 471
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	—	(13,257,945)	(13,257,945)
	24,180	998,594,552	998,618,732

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

During the years ended December 31, 2017, 2016 and 2015, the Company did not declare any dividends.

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

b)   (Loss) Earnings per share

Basic (loss) earnings per share (“LPS or EPS”) amounts are calculated by dividing the net (loss) income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted LPS or EPS amounts are calculated by dividing the (loss) profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted (loss) earnings per share for the years ended December 31, 2017, 2016 and 2015.

	At December 31,
	2017		2016		2015
Net (loss) income for the period	Ps.	(594,599)	Ps.	3,519,489	Ps.	2,463,870
Weighted average number of shares outstanding (in thousands):
Basic	1,011,877		1,011,877		1,011,877
Diluted	1,011,877		1,011,877		1,011,877
LPS -EPS:
Basic	(0.588)		3.478		2.435
Diluted	(0.588)		3.478		2.435

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

c) In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2017, the Company’s legal reserve was Ps.291,178 or 9.8% of our capital stock.

At an ordinary general shareholders’ meeting held on April 19, 2017 the shareholders approved to increase the Company´s legal reserve in the amount of Ps.252,928.  As of December 31, 2017 and 2016, the Company’s legal reserve has not reached the 20% of its capital stock.

d) Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

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

(i)                 Based on the approved law corporate income tax rate for 2017 and thereafter is 30%.

(ii)              The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iii)           The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)          Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(v)             A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2017 and 2016 in Guatemala and Costa Rica are 25% and 30%, respectively.

b) For the years ended December 31, 2017, 2016 and 2015, the Company reported on a consolidated basis taxable income of Ps.171,046, Ps.2,702,355 and Ps.2,751,813, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and CRITL, tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are restated based on inflation.

c) An analysis of consolidated income tax expense for the years ended December 31, 2017, 2016 and 2015 is as follows:

Consolidated statements of operations

	2017			2016		2015
Current year income tax expense	Ps.	(51,313)		Ps.	(706,244)	Ps.	(337,997)
Deferred income tax benefit (expense)	212,488		*	(750,938	)**	(700,351)
Total income tax benefit (expense)	Ps.	161,175		Ps.	(1,457,182)	Ps.	(1,038,348)

*Includes translation effect by Ps.1,008

**Includes translation effect by Ps.1,242

Consolidated statements of OCI

	2017		2016		2015
Deferred tax related to items recognized in OCI during the year
Net gain (loss) on cash flow hedges	Ps.	12,017	Ps.	(187,408)	Ps.	58,161
Remeasurement gain of employee benefits	533		132		352
Deferred tax charged to OCI	Ps.	12,550	Ps.	(187,276)	Ps.	58,513

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2017	2016	2015
Statutory income tax rate	30.00%	30.00%	30.00%
Non-deductible expenses	(3.90%)	0.28%	0.66%
Unrecorded deferred taxes on tax losses	(14.55%)	0.09%	—
Foreign countries difference with Mexican statutory rate	(0.32%)	0.04%	—
Inflation of tax losses	1.50%	(0.01%)	(0.02%)
Amendment tax return effects and other tax adjustments	(0.31%)	(0.11%)	(0.42%)
Inflation on furniture, intangible and equipment	4.91%	(0.38%)	(0.34%)
Annual inflation adjustment	4.00%	(0.63%)	(0.23%)
	21.33%	29.28%	29.65%

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

Central America (Guatemala and Costa Rica)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2017, the Company obtained a net operating loss which has not been recognized as a deferred tax asset.

According to Costa Rica Corporate Income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2017 and 2016, the Company generated net operating losses for an amount of Ps.300,613 and Ps.57,414, respectively, for which no deferred tax asset has been recognized.

e)  An analysis of consolidated deferred taxes is as follows:

	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Intangible	Ps.	463,211	Ps.	(18,415)	Ps.	481,626	Ps.	(16,637)
Provisions	351,989		8,695		343,294		56,727
Tax losses available for offsetting against future taxable income	343,082		309,758		33,324		(25,030)
Extension lease agreement	143,135		41,411		101,724		25,405
Unearned transportation revenue	35,941		(29,814)		65,755		7,039
Allowance for doubtful accounts	7,324		433		6,891		(2,179)
Employee benefits	5,786		1,222		4,031		886
Employee profit sharing	2,716		(490)		3,206		158
	1,353,184		312,800		1,039,851		46,369
Deferred income tax liabilities:
Supplemental rent	1,563,363		223,753		1,339,610		363,783
Rotable spare parts, furniture and equipment, net	476,917		108,890		368,027		103,926
Prepaid expenses and other assets	196,152		(239,586)		435,738		280,660
Inventories	88,169		15,286		72,883		23,979
Financial instruments	49,151		—		61,168		—
Other prepayments	33,269		(7,023)		40,292		23,717
	2,407,021		101,320		2,317,718		796,065
	Ps.	(1,053,837)	Ps.	211,480	Ps.	(1,277,867)	Ps.	(749,696)

	2017		2016
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	Ps.	562,445	Ps.	559,083
Deferred tax liabilities	(1,616,282)		(1,836,950)
Deferred tax liability, net	Ps.	(1,053,837)	Ps.	(1,277,867)

A reconciliation of deferred tax liability, net is as follows:

	2017		2016
Opening balance as of January 1,	Ps.	(1,277,867)	Ps.	(340,895)
Deferred income tax benefit (expense) during the current year recorded on profits	211,480		(749,696)
Deferred income tax benefit (expense) during the current year recorded in accumulated other comprehensive income (loss)	12,550		(187,276)
Closing balance as of December 31,	Ps.	(1,053,837)	Ps.	(1,277,867)

At December 31, 2017 and 2016, the table shown above includes deferred income tax asset recognized by Concesionaria and Operaciones Volaris (2017), Comercializadora (2016) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carryforward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards the Company has recognized at December 31, 2017, 2016 and 2015 a deferred tax asset for tax losses of Ps.343,082, Ps.33,324 and Ps.58,354 respectively.

During 2017, the Company recognized a deferred tax asset for the carryforward of available tax losses of Concesionaria, Comercializadora and Operaciones Volaris, based on the positive evidence of the Company to generate taxable profit related to the same taxation authority against which the available tax losses can be utilized before they expire. Positive evidence includes Concesionaria’s actions to increase its aircraft fleet in the following year, increase in flight frequencies, and routes, inside and outside of Mexico; the profit of Comercializadora and Operaciones Volaris, respectively, is detrived directly from Concesionaria’s operations.

An analysis of the available tax losses carry-forward of the Company at December 31, 2017 is as follows:

Year of loss	Historical Loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2016	57,414		57,414		—		57,414		2019
2016	52,221		56,573		16,378		40,195		2026
2017	300,613		300,613		—		300,613		2020
2017	1,068,498		1,103,408		—		1,103,408		2027
	Ps.	1,478,746	Ps.	1,518,008	Ps.	16,378	Ps.	1,501,630

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2017 is as follows:

	Historical loss		Restated tax loss				Total remaining amount
					Utilized
Comercializadora	Ps.	52,221	Ps.	56,573	Ps.	16,378	Ps.	40,195
Concesionaria	1,067,836		1,102,726		—		1,102,726
Operaciones Volaris	662		682		—		682
Vuela Aviación	358,027		358,027		—		358,027
	Ps.	1,478,746	Ps.	1,518,008	Ps.	16,378	Ps.	1,501,630

f)  At December 31, 2017 the Company had the following tax balances:

	2017
Restated contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	3,737,048
CUFIN*	2,558,378

*The calculation comprises all the subsidiaries of the Company.

20.  Other operating income and expenses

An analysis of other operating income is as follows:

	2017		2016		2015
Gain on sale and leaseback (Note 14c)	Ps.	65,886	Ps.	484,827	Ps.	181,736
Administrative benefits	27,180		9,072		—
Other income	3,699		2,843		11,419
	Ps.	96,765	Ps.	496,742	Ps.	193,155

An analysis of other operating expenses is as follows:

	2017		2016		2015
Administrative and operational support expenses	Ps.	562,739	Ps.	541,826	Ps.	383,805
Technology and communications	373,394		266,898		173,078
Passenger services	59,261		45,439		23,195
Insurance	54,569		56,414		54,609
Rents of offices, maintenance warehouse and hangar (Note 14c)	30,544		33,517		25,889
Disposal of intangible, rotable spare parts, furniture and equipment	11		436		632
Equity transaction costs (Note 18)	—		—		22,955
Others	7,922		7,922		13,623
	Ps.	1,088,440	Ps.	952,452	Ps.	697,786

21.  Finance income and cost

An analysis of finance income is as follows:

	2017		2016		2015
Interest on cash and equivalents	Ps.	105,151	Ps.	78,793	Ps.	47,029
Interest on recovery of guarantee deposits	644		23,792		—
Others	—		6		5
	Ps.	105,795	Ps.	102,591	Ps.	47,034

An analysis of finance cost is as follows:

	2017		2016		2015
Cost of letter credit notes	Ps.	42,294	Ps.	28,067	Ps.	18,279
Interest on debts and borrowings*	37,565		1,245		—
Bank fees and others	5,279		5,804		3,424
Other finance costs	1,219		—		—
	Ps.	86,357	Ps.	35,116	Ps.	21,703

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12) Interest expense not capitalized is related to the short term working capital facility from Citibanamex..

	2017		2016		2015
Interest on debts and borrowings	Ps.	230,954	Ps.	96,690	Ps.	90,057
Capitalized interest (Note 12)	(193,389)		(95,445)		(90,057)
Net interest on debts and borrowing in the consolidated statements of operations	Ps.	37,565	Ps.	1,245	Ps.	—

22.  Components of other comprehensive income (loss)

	2017		2016		2015
Derivative financial instruments:
Reclassification during the year to profit or loss	Ps.	52,097	Ps.	353,943	Ps.	287,550
Extrinsic value of changes on jet fuel Asian call options	(81,182)		277,899		(450,768)
Loss of the not-yet matured fuel swap contracts	—		—		(11,828)
Gain (loss) of the matured foreign currency forward contracts	(13,380)		—		—
Gain (loss) of the not-yet matured interest rate swap contracts	317		(7,148)		(18,823)
Total	Ps.	(42,148)	Ps.	624,694	Ps.	(193,869)

23.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2018	US$	76,194	Ps.	1,503,719
2019	130,013		2,565,859
2020	101,585		2,004,821
2021	145,683		2,875,112
2022 and thereafter	669,902		13,220,784
	US$	1,123,377	Ps.	22,170,295

(1) Using the exchange rate as of December 31, 2017 of Ps.19.7354.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2017 have been executed through sale and leaseback transactions.

Litigation

a) The Company and its CEO, CFO, certain of its current directors and certain of its former directors, as well as certain underwriters, were among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 IPO. The complaint, which also named as defendants the underwriters of the IPO, generally alleged that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and sought unspecified damages and rescission. The motion to dismiss requested by the Company and all defendants was granted with prejudice in their favor on July 6, 2016.  The plaintiff has not appealed the judge’s decision and the time to appeal has expired. Accordingly, any right of the plaintiff to pursue the litigation has ended.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2017		2016		2015
Operating revenues:
Domestic (Mexico)	Ps.	17,313,740	Ps.	15,720,807	Ps.	12,579,806
International:
United States of America and Central America*	7,531,635		7,791,644		5,599,898
Total operating revenues	Ps.	24,845,375	Ps.	23,512,451	Ps.	18,179,704

*United States of America represents approximately 29%, 32% and 31% of total revenues from external customers in 2017, 2016 and 2015, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight.

The Company does not have material non-current assets located in foreign countries.

25.  Subsequent events

Subsequent to December 31, 2017 and through April 25, 2018:

a)             On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica (“COFECE”), served Volaris with a preliminary ruling of potential responsibility (Dictamen de Probable Responsabilidad or “DPR”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris. The DPR does not constitute a final ruling of culpability against Volaris. Since all the activities which were allegedly committed by the carriers were committed within the framework of the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) in effect during 2010, any applicable fines would be made pursuant to such 2010 law. The maximum fine contemplated by Article 35 section IV of such law is one million five hundred thousand times the minimum wage for Mexico City in effect during 2010. Therefore, in the event that the final ruling imposes a fine on Volaris, such fine is not expected to have a material adverse effect on the financial position or performance of the Company. Nevertheless, the COFECE proceedings are ongoing and the Company cannot predict the final outcome of such proceedings, and accordingly, the Company has not established a provision on the accompanying consolidated financial statements for a loss arising from this assessment.

b)             On January 16, 2018, the Company and Frontier Airlines (Frontier) signed the first codeshare agreement in history between two ultra-low-cost airlines, which is subject to governmental approvals in Mexico and the United States. Once implemented the Companys customers will gain access to new cities in the U.S. beyond the current destinations, and Frontier customers will gain first-time access to new destinations in Mexico.

c)              On February 16, 2018, one of the Company’s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.