Form 20-F
period 2018-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2019-04-26
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Maria Elena Rodriguez Asain (maelena.asain@volaris.com) +52-55-5261-6400 Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, Mexico City, 01210
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

Ordinary Participation Certificates (Certificados de Participación Ordinarios):	810,853,707
Series A shares of common stock, no par value per share:	923,824,804

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

ii

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business.  When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements.  Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements.  Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs.  Forward-looking statements should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation.  Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date of this annual report.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.  Important factors that could cause such differences include, but are not limited to:

•                                          the competitive environment in our industry;

•                                          ability to keep costs low;

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A., “Viajes Vuela” to refer to Viajes Vuela, S.A. de C.V., “Comercializadora Frecuenta” to refer to Comercializadora V. Frecuenta, S.A. de C.V., “Vuela El Salvador” to refer to Vuela El Salvador, S.A. de C.V. Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Administrativos, Vuela, Vuela Aviación, Viajes Vuela, Comercializadora Frecuenta and Vuela El Salvador are wholly-owned subsidiaries of Volaris.  The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified.  References to “Series A shares” refer to Series A shares of Volaris.

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

“IATA” means the International Air Transport Association.

“Interjet” means ABC Aerolíneas, S.A. de C.V.

“LATAM” means LATAM Airlines Group S.A.

“Latin America” means, collectively, Mexico, the Caribbean, Central America and South America.

“Latin American publicly traded airline carriers” means, collectively, Aeroméxico, Avianca, Azul, Copa, Gol and LATAM.

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

“Other Latin American publicly traded airlines” means, collectively, Avianca, Azul, Copa, Gol, Grupo Aeroméxico and LATAM.

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2017 and 2018, and for each of the three years in the period ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico.  Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.19.6829 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2018.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2017 and 2018 from our audited financial statements included in this annual report.  The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated statements of financial position data as of December 31, 2014, 2015, and 2016 were derived from the audited financial statements for those periods.  See Item 18:  “Financial Statements.”  Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2014	2015	2016	2017	2018	2018
			Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger revenues:
Fare revenues	11,303,327	14,130,365	17,790,130	17,791,317	18,487,858	939,285
Other passenger revenues	—	—	4,919,452	6,098,504	7,892,497	400,982
Non-ticket revenue	2,733,415	4,049,339	—	—	—	—
Non-passenger revenues:
Other non-passenger revenues	—	—	590,355	727,392	697,357	35,430
Cargo	—	—	171,623	170,973	227,438	11,555
	14,036,742	18,179,704	23,471,560	24,788,186	27,305,150	1,387,252
Other operating income	(22,107)	(193,155)	(496,742)	(96,765)	(621,973)	(31,600)
Fuel	5,363,864	4,721,108	5,741,403	7,255,636	10,134,982	514,913
Aircraft and engine rent expense	2,534,522	3,525,336	5,590,058	6,072,502	6,314,930	320,833
Landing, take-off and navigation expenses	2,065,501	2,595,413	3,272,051	4,009,915	4,582,967	232,840
Salaries and benefits	1,576,517	1,902,748	2,419,537	2,823,647	3,125,393	158,787
Sales, marketing and distribution expenses	817,281	1,088,805	1,413,348	1,691,524	1,501,203	76,269
Maintenance expenses(3)	664,608	874,613	1,344,110	1,433,147	1,517,626	77,104
Other operating expenses	489,938	697,786	952,452	1,088,440	1,129,911	57,406
Depreciation and amortization(4)	342,515	456,717	536,543	548,687	500,641	25,435
	13,832,639	15,669,371	20,772,760	24,826,733	28,185,680	1,431,987

	For the Years ended December 31,
	2014	2015	2016	2017	2018	2018
			Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
Operating income	204,103	2,510,333	2,698,800	(38,547)	(880,530)	(44,735)
Finance income	23,464	47,034	102,591	105,795	152,603	7,753
Finance cost	(32,335)	(21,703)	(35,116)	(86,357)	(120,334)	(6,114)
Exchange gain (loss), net	448,672	966,554	2,169,505	(793,854)	(72,475)	(3,682)
Income (loss) before income tax	643,904	3,502,218	4,935,780	(812,963)	(920,736)	(46,778)
Income tax (expense) benefit	(38,720)	(1,038,348)	(1,457,182)	161,175	238,236	12,104
Net income (loss)	605,184	2,463,870	3,478,598	(651,788)	(682,500)	(34,674)

	For the Years ended December 31,
	2014	2015	2016	2017	2018	2018
			Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
Attributable to:
Equity holders of the parent	605,184	2,463,870	3,478,598	(651,788)	(682,500)	(34,674)
Non-controlling interest	—	—	—	—	—	—
Net income (loss)	605,184	2,463,870	3,478,598	(651,788)	(682,500)	(34,674)
Weighted average shares outstanding Basic and diluted	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677
Earnings per share Basic and diluted(5)	0.60	2.43	3.44	(0.64)	(0.67)	(0.03)
Earnings per ADS Basic and diluted(6)	6.00	24.35	34.38	(6.44)	(6.74)	(0.34)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	2,264,857	5,157,313	7,071,251	6,950,879	5,862,942	297,870
Accounts receivable, net	448,560	434,955	962,718	1,449,292	1,466,690	74,516
Guarantee deposits—current portion	545,192	873,022	1,167,209	1,352,893	790,635	40,169
Total current assets	3,688,669	7,223,762	11,551,116	11,313,030	9,189,728	466,889
Total assets	9,905,040	15,231,504	21,781,771	22,666,267	22,310,651	1,133,504
Total short-term liabilities	4,768,367	7,073,372	7,962,382	9,503,496	9,249,260	469,913
Long-term liabilities	666,893	1,333,301	3,099,797	3,131,273	3,889,711	197,619
Total liabilities	5,435,260	8,406,673	11,062,179	12,634,769	13,138,971	667,532
Capital stock	2,973,559	2,973,559	2,973,559	2,973,559	2,973,559	151,073
Total equity	4,469,780	6,824,831	10,719,592	10,031,498	9,171,680	465,972
CASH FLOW DATA
Net cash flows provided by operating activities	333,783	3,069,613	978,732	985,869	565,800	28,746
Net cash flow used in investing activities	(1,184,968)	(601,277)	(27,958)	(2,260,440)	(1,389,395)	(70,590)
Net cash flow provided by (used in) financing activities	204,103	65,086	10,765	1,398,300	(235,152)	(11,946)
FINANCIAL DATA
Operating income	204,103	2,510,333	2,698,800	(38,547)	(880,530)	(44,735)
Depreciation and amortization	342,515	456,717	536,543	548,687	500,641	25,435
Aircraft and engine rent expense	2,534,522	3,525,336	5,590,058	6,072,502	6,314,930	320,833
OPERATING DATA(9)
Aircraft at end of period	50	56	69	71	77	—
Average daily aircraft utilization (block hours)	12.42	12.68	12.80	12.57	13.21	—
Average daily aircraft utilization (flight hours)	10.25	10.34	10.24	10.02	10.56	—
Average pesos/U.S. dollar exchange rate	13.30	15.85	18.66	18.93	19.24	—
End of period pesos/U.S. dollar exchange rate	14.72	17.21	20.66	19.74	19.68	—

	For the Years ended December 31,
	2014	2015	2016	2017	2018	2018
			Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
Airports served at end of period	53	61	65	69	69	—
Departures(7)	74,659	87,931	101,811	108,060	117,920	—
Passenger flight segments (thousands)(7)	9,346	11,477	14,394	15,670	17,478	—
Booked passengers (thousands)(7)	9,809	11,983	15,005	16,427	18,396	—
Revenue passenger miles (RPMs) (thousands)(7)	9,722,538	11,561,859	14,325,898	15,917,246	17,748,408	—
Available seat miles (ASMs) (thousands)(7)	11,829,865	14,052,298	16,703,949	18,860,950	21,009,545	—
Load factor(8)	82%	82%	86%	84%	85%	—
Average ticket revenue per booked passenger(8)	1,152	1,181	1,189	1,086	1,006	51
Average other passenger revenue per booked passenger	—	—	328	371	429	22
Total ancillary revenue per booked passenger	279	338	379	426	479	24
Total operating revenue per ASM (TRASM) (cents)	118.7	129.4	140.5	131.4	130.0	6.6
Passenger revenue per ASM (RASM) (cents)	95.5	100.6	106.5	94.3	88.0	4.5
Operating expenses per ASM (CASM) (cents)	116.9	111.5	124.4	131.6	134.2	6.8
CASM ex fuel (cents)	71.6	77.9	90.0	93.2	85.9	4.4
Fuel gallons consumed (thousands)	138,533	164,033	196,709	210,536	227,436	—
Average economic fuel cost per gallon	38.7	28.8	29.2	34.5	44.56	2.26
Employees per aircraft at end of period	56	59	66	67	60	—

(1)         As of January 1, 2018, we adopted IFRS 15 using the full retrospective method of adoption, in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

(2)         Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.19.6829 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018.  Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

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

(7)         Includes scheduled and charter.

(8)         Includes scheduled.

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

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

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

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing.  Presidential and federal congressional elections in Mexico were held on July 1, 2018.  Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement), was elected President of Mexico and took office on December 1, 2018.  The President´s party holds the majority of the Chamber of Deputies and the Senate.  We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy.  In 2016, 2017 and 2018, the Mexican economy grew 2.3%, 2.1% and 2.0%, respectively, in terms of gross domestic product or GDP, according to the INEGI.  Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control.  Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.  Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.

We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners.  The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 3.36% for 2016, 6.77% for 2017 and 4.83% for 2018.  High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

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

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future.  In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms.  In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms.  However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms.  This trend has continued as the peso depreciated 16.9% and 20.1%, and appreciated 4.5% against the U.S. dollar in nominal terms in 2015, 2016, and 2017 respectively.  As of December 31, 2018, the peso appreciated 0.3% against the U.S. dollar in nominal terms since December 31, 2017.

In 2018, approximately 73% of our total operating costs and 38% of our collections were U.S. dollar-linked or denominated.  The remainder of our expenses was denominated in pesos.  If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected.  We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations.  In addition, 87% of our outstanding financial debt and 100% of our aircraft lease payments as of December 31, 2018, are denominated in U.S. dollars.  Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets.  For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past.  This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico).  However, Donald Trump’s victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the currency and capital markets of emerging markets, such as Mexico and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico.  On January 20, 2017, Donald Trump became president of the United States.  President Trump and the Trump administration began a process to renegotiate NAFTA.  As a result of such negotiations on November 30, 2018 Mexico, the United States and Canada signed the new trade agreement denominated USMCA that will replace NAFTA, however the USMCA must be ratified by the Mexican Senate, the United States Congress and the House of Commons in Canada.  We cannot assure that the USMCA will be ratified by the respective legislative bodies of the three countries and this could have a material adverse effect on the Mexican economy, which, in turn, could affect our financial condition and results of operations.  Furthermore, President Trump has already implemented immigration policies that have already adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come.  President Trump’s immigration policies had a negative impact on our results of operations during 2018 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

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

Fuel is a major cost component for airlines and is our largest operating expense.  The cost of fuel accounted for 28%, 29% and 36% of our total operating costs in 2016, 2017 and 2018, respectively.  As such, our operating results are significantly affected by changes in the cost and availability of fuel.  Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict.  Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008.  Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4:  “Information on the Company—Business Overview—Fuel.”

Our inability to renew our concession or the revocation by the Mexican government of our concession would materially adversely affect us.

We hold a government concession authorizing us to provide domestic air transportation services of passengers, cargo and mail within Mexico, or our Concession.  Our Concession was granted by the Mexican federal government through the SCT on May 9, 2005 initially for a period of five years and was extended by the SCT on February 17, 2010 for an additional period of ten years.  Mexican law provides that concessions may be renewed several times.  However, each renewal may not exceed 30 years and requires that the concessionaire (i) has complied with the obligations set forth in the concession title to be renewed, (ii) requests the renewal one year before the expiration of the applicable concession terms, (iii) has made an improvement in the quality of the services during the term of the concession, and (iv) accepts the new conditions established by the SCT according to the Mexican Aviation Law (Ley de Aviación Civil).  On April 3, 2019 we filed a request with the SCT to extend the term of our Concession for an additional period of 30 years.  Although we expect to apply for, and to comply with, all necessary conditions to renew our Concession from time to time and as may be required, we cannot assure you that our Concession will be renewed, or what terms will apply to the renewal, as the SCT has discretion over the final approval and may determine for any reason or without reason, not to extend our Concession.  Failure to renew our Concession would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

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

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials.  Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries could adversely affect operations and increase operating costs in the airline industry.  For example, some form of federal regulation may be forthcoming in the United States with respect to greenhouse gas emissions (including carbon dioxide (CO2)) and/or ‘cap and trade’ legislation, compliance with which could result in the creation of substantial additional costs to us.  The U.S. Congress is considering climate change legislation and the Environmental Protection Agency issued a rule that regulates larger emitters of greenhouse gases.  Concerns about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and Mexico.  Future operations and financial results may vary as a result of such regulations in the United States and equivalent regulations adopted by other countries, including Mexico.  Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.  Governmental authorities in several cities in the United States and abroad are also considering or have already implemented aircraft noise reduction programs, including the imposition of nighttime curfews and limitations on daytime take-offs and landings.  We have been able to accommodate local noise restrictions imposed to date, but our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

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

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes.  Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect profitability.  The federal governments of Mexico, the United States and the countries in Central America in which we operate control their respective airspace and airlines are completely dependent on the DGAC, the FAA and the aviation authorities in Central America to operate these airspaces in a safe, efficient and affordable manner.  The air traffic control system, which is operated by Servicios a la Navegación en el Espacio Aéreo Mexicano in Mexico, the FAA in the United States and the Corporación Centroamericana de Servicios de Navegación Aérea in Central America, faces challenges in managing the growing demand for air travel.  U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays.  Adverse weather conditions and natural disasters can cause flight cancellations or significant delays.  Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, health outbreaks or concerns, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

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

The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry.  Airline traffic in the United States fell dramatically after the attacks and decreased severely throughout Latin America.  The repercussions of September 11, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry.  Since September 11, 2001, the Department of Homeland Security and the TSA in the United States have implemented numerous security measures that restrict airline operations and increase costs and are likely to implement additional measures in the future.  For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans.  Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel.  In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines.  Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect our business, results of operations and financial condition.

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the airline industry.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico.  In the past, Latin American travel has been negatively affected as a result of the Zika virus.  It is impossible to determine if and when health threats, similar to the H1N1 flu or the Zika virus, or perceived health threats, will occur, when the resulting adverse effects will abate and the extent to which they will further decrease demand for air travel, which could materially and negatively affect our business, results of operations and financial condition.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges.  As of December 31, 2018, we had hedged approximately 18% of our projected fuel requirements for the year ended December 31, 2019.  However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel.  There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all.  Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs.  Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged.  Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $289.2 million and U.S. $67.0 million, respectively, in 2018, and have future operating lease obligations aggregating approximately U.S. $2.3 billion over the next 14 years.  In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney (P&W), respectively, for delivery over the next eight years.  Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control.  The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

As of December 31, 2018, the average age of our 77 aircraft in service was approximately 4.6 years.  Our relatively new aircraft require less maintenance now than they will in the future.  Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals.  In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position.  We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years.  Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate.  Our average daily aircraft utilization was 12.80 block hours in 2016, 12.57 block hours in 2017 and 13.21 block hours in 2018.  Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers.  Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day.  Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions.  In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization.  High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.  Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

Our non-ticket revenues are generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services.  Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets.  Revenues from non-air-travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars.  Additionally, services not directly related to air transportation include Volaris’ sale of V-Club membership and the sale of advertising spaces to third parties.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings.  In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements.  The agreement with ASA expires in June 2019 and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided.  If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business.  If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel.  Currently, no substitute exists for ASA as a fuel supplier in Mexico.  We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers.  Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

Our business is labor intensive, with labor costs representing approximately 12%, 11% and 11% of our total operating costs for the fiscal years 2016, 2017 and 2018, respectively.  As of December 31, 2018, approximately 73% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries.  The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages.  Our current agreements with this union will expire in February 2020 with respect to both salaries and benefits.  The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can.  We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth.  Traditionally, the relationship between Mexican legacy carriers and their unions has been complex.  We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union.  If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages.  Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Changes in accounting standards could impact our reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements.  For example, IFRS 15 “Revenue from Contracts with Customers,” was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018.

The main impact of IFRS 15 on us is the timing of recognition of certain air travel-related ancillary services.  Under the new standard, certain ancillary services are recognized when we satisfy our performance obligations, which is typically when the air transportation service is rendered (at the time of the flight).  In addition, these ancillary services do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.  Therefore, the classification of certain ancillary fees in our statement of operations changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See notes 1d and 1x to our Audited Consolidated Financial Statements for more details.

In addition, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.  Under IFRS 16, at the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.  Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments).  The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.  In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the adoption effect on our statement of financial position as of January 1, 2017.  This led to approximately Ps.23.7 billion of right-of-use assets and Ps.32.6 billion in lease liabilities as of such date.  See note 1x to our Audited Consolidated Financial Statements for more details.

Any other changes made to accounting standards can materially impact how we record and report our financial condition and results of operations.  In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

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

Overview

We are an ultra-low-cost carrier, or ULCC, incorporated under the laws of Mexico.  Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México, zip code 01210.  Our telephone number is +52-55-5261-6400.  Our website is www.volaris.com.  The information and contents on our website are not a part of, and are not incorporated by reference into, this Annual Report.

Since we began operations in 2006, we have increased our routes from five to more than 197 and grown our cost-efficient Airbus A320 family aircraft from four to 77 as of December 31, 2018.  We currently operate up to 394 daily flight segments on routes that connect 40 cities in Mexico as well as 26 cities in the United States and Central America.  We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana.  The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

In addition on January 16, 2018, we signed a codeshare agreement with U.S. ultra-low-cost carrier Frontier, which started operations on August 23, 2018.  We expect this agreement, one of the first ever between ULCC’s, to open additional ultra-low fare travel options between Mexico and the United States.  In particular, we currently serve 23 destinations in the U.S. and 40 in Mexico, of which 23 coincide with Frontier destinations in both countries.  We believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines.  In 2018, our CASM was Ps.134.2 cents (U.S. $6.8 cents), compared to an average CASM of U.S. $11.33 cents for the other Latin American publicly traded airlines.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $13.29 cents in 2018.  With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years.  We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.  We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale.  We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand.  We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate.  We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico.

During 2018, our average base fare was Ps.964 (U.S. $52) and we regularly offer promotional base fares of down to Ps.390 (U.S. $21.13).  Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use.  This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue.  We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor.  In 2018, our average load factor was 84.5%, compared to an average load factor of 82.25% for the other Latin American publicly traded airlines and 83.83% for our U.S.-based publicly traded target market competitors.  Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high quality flying experience to our passengers.  We strive to deliver on-time performance to our customers, with an 82.28% on-time performance rate in 2018.  We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers.  We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2016, 2017 and 2018, we incurred capital expenditures of Ps.2.3 billion, Ps.2.7 billion and Ps.2.8 billion, respectively, which include acquisitions of spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets.  For a discussion of our capital expenditures and future projections, see Item 5:  “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Concession was granted by the Mexican federal government through SCT, on May 9, 2005 originally for a period of five years, and was extended by SCT on February 17, 2010 for an additional period of ten years.  On April 3, 2019 we filed a request with the SCT to extend the term of our Concession for an additional period of 30 years.  The Concession authorizes us the use of certain aircraft and certain routes.  Pursuant to the terms of the Mexican Aviation Law, our Concession, together with specific authorizations granted to us by the DGAC, allow us to provide domestic and international regular air transportation services.  Pursuant to our Concession, we have to pay to the Mexican federal government certain fees arising from the services we render.  The exhibits to the Concession must be updated every time a new aircraft is operated by Volaris Opco, any time new routes are added, or existing routes are modified.  For more information regarding our aircraft and routes, see Item 4:  “Information on the Company—Business Overview.”

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be between 1.1% and 2.1% in 2019 and between 1.7% to 2.7% in 2020 according to the Mexican Central Bank.  These estimates are in line with the estimates for the United States for 2019, when American GDP growth is expected to be between 1.9% and 2.2%, but are higher than the expected growth of American GDP for 2020 of between 1.8% and 2.0%, according to the Federal Reserve.  This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the INEGI.  As of 2015, according to the INEGI intercensal survey, approximately 33.3% of the Mexican population was under 18 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future.  This contrasts favorably with more mature aviation markets like the United States, where approximately 22.8% of the population is currently under 18 years of age.  Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita.  On a global basis the World Bank estimates that there are, on average 0.42 annual trips per capita, whereas in Mexico the number is roughly a portion of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies.  Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population.  In 2018, bus companies transported over 3.09 billion passengers in Mexico, of which approximately 83.4 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority.  We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers.  We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country.  Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

The Mexican government still manages and operates the Mexico City International Airport (AICM), which it considers strategic, as well as other minor airports in the country.  We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market.  In September 2014, the Mexican government announced the construction of a new international airport for Mexico City to replace the current international airport.  In January 2019, the Mexican government announced the cancellation of the construction of the new Mexico City Airport and introduced plans to invest in the expansion of the existing airport and is analyzing the possibility of introducing a new airport in the Mexico City metropolitan area.

Boeing estimates that the Latin American airline industry will have a higher growth rate than that of the global industry over the next 19 years, with an average passenger to economic growth ratio (RPK/GDP) of 2.8 times.  As a result, a GDP growth of 3% in the next 19 years could imply an industry growth rate of around 33% by 2021 and over 75% by 2026.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana).  Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers.  While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico.  This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 84.5% in 2018.

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

In Mexico, the United States and Central America, the scheduled passenger service market consists of three principal groups of travelers:  business travelers, leisure travelers, and travelers visiting friends and relatives, or VFR.  Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers typically place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges, as well as price.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 6.9% and international volumes have grown by a CAGR of 4.7% from 2006 to 2018 according to the DGAC.  The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2018:

Passenger Volumes	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
(millions of segment passengers)
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.8	45.1	47.6
% growth (decreased)	6.1%	(0.5)%	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	8.9%	10.4%	5.6%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.1	30.5	32.9	37.1	41.8	45.2	49.5
% growth (decreased)	11.8%	23.6%	0.9%	(11.6)%	0.3%	3.9%	10.3%	8.6%	8.0%	12.9%	12.5%	8.2%	9.5%
Total	49.6	54.6	55.5	48.6	50.3	52.3	56.6	61.4	66.5	74.6	82.3	90.2	97.1
% growth (decreased)	8.6%	10.3%	1.8%	(12.4)%	3.5%	4.0%	8.2%	8.5%	8.3%	12.2%	10.7%	9.3%	7.5%

Source: DGAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets.  Approximately 60% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico.  All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers.  We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit.  For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities.  These cities include Chicago, Los Angeles, San Antonio and San Francisco-Oakland, with Mexicans and Mexican-Americans in each of them amounting to 1.5 million, 4.6 million, 0.9 million and 0.7 million, respectively, according to PEW Research Hispanic Center based on U.S. Census Bureau data.  In recent years, we have also been growing our operations in Central America.

In 2018, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 67.3% of the domestic market, based on passenger flight segments, according to the DGAC.  The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	18.05%	20.48%	23.15%	23.31%	24.76%	27.50%	27.49%	28.38%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.10%	37.73%	35.74%	36.08%	33.81%	31.19%	29.05%	27.67%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.90%	23.92%	24.46%	23.75%	24.61%	21.69%	21.24%	20.52%
Viva Aerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.54%	12.53%	12.25%	11.85%	11.74%	14.30%	16.92%	18.40%

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Volaris(2)	—	—	—	2.92%	9.38%	21.95%	21.91%	20.84%	21.73%	23.08%	24.79%	22.64%	19.64%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	74.87%	66.96%	64.46%	65.71%	61.59%	56.82%	55.96%	53.58%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.56%	8.95%	13.68%	11.31%	13.67%	17.86%	20.83%	24.71%
Viva Aerobus(5)	—	—	0.85%	0.43%	0.84%	1.60%	2.18%	0.68%	0.93%	1.55%	0.40%	0.41%	1.96%

Source:  DGAC

(1)             Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.

(2)             Began operations in March 2006.

(3)             Ceased operation in August 2010.

(4)             Began operations in December 2005.

(5)             Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta.  As of December 31, 2018, we were the sixth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico.  We have been able to grow our international market share substantially due to the Grupo Méxicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 28.33% from 2006 to 2018, with approximately 0.9 million booked passengers in 2006 and 18.3 million booked passengers in 2018.  We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

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

Lowest Cost Structure.  We believe that in 2018 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps.134.2 cents (U.S. $6.8 cents), compared to Avianca at U.S. $14.25 cents, Azul at U.S. $12.95 cents, Copa at U.S. $9.8 cents, Gol at U.S. $9.0 cents, Grupo Aeroméxico at U.S. $11.1 cents and LATAM at U.S. $10.9 cents.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $11.66 cents, American at U.S. $14.85 cents, Delta at U.S. $14.88 cents, Jet Blue at U.S. $12.85 cents, Southwest Airlines at U.S. $11.74 cents and United at U.S. $13.81 cents in 2018, according to publicly available financial information.  We achieve our low operating costs in large part due to:

•                                          Efficient and Uniform Fleet.  We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 4.6 years as of December 31, 2018.

•                                          High Asset Utilization.  Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 13.21 block hours per day in 2018.

•                                          Direct Sales Distribution.  We encourage our customers to purchase tickets via our website, mobile app, call center or airport service desks as these distribution channels are the lowest cost to us.  We sell 74% of our tickets through these channels.  We do not use global distribution system, or GDS.

•                                          Variable, Performance-Based Compensation Structure.  We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation.  We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use.  Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $6.92 in 2009 to U.S. $24.4 in 2018 by, among other things:

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

We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.390 (U.S. $21.13).  We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico.  In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day.  Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection.  We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability.  When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage.  We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators.  We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets.  As of December 31, 2018, we had more than 50% passenger market share in 122 of our 190 routes.  As of December 31, 2018 we faced no competition from any other carrier on 15% of our domestic seat capacity.  We entered the U.S. market in July 2009 and by 2018 derived 29% of our passenger revenues from our U.S. routes and attributed 27% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance.  We believe we are one of the most efficient airline carriers in Latin America.  In 2018, we achieved an average passenger load factor of 84.5% and an average aircraft utilization rate of 13.21 block hours per day with a standard turnaround time between flights of approximately 63 minutes.  For our fleet type, our average aircraft utilization rate of 10.47 flight hours per day was among the highest worldwide and was 20% higher than the industry average of 8.17 flight hours per day for all Airbus A319 aircraft, 18% higher than the 9.17 flight hours per day for all Airbus A320 aircraft and 3% higher than the 9.38 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2018 available from Airbus.  The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors.  In addition, we strive for market-leading operational performance, with a 82.28% on-time performance rate, 99.4% flight completion rate and a mishandled baggage rate of only 0.70 bags per 1,000 passengers in 2018.

Brand Recognition with a Fast Growing Fan Base.  We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers.  As of December 31, 2018, we had approximately 3.7 million fans on Facebook and 1.9 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion.  Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice.  We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth.  We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft.  We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors.  As of December 31, 2018, we had a balance of Ps.5.9 billion in unrestricted cash and cash equivalents, representing 21% of the last twelve month operating revenues.  As of December 31, 2018, we had financial debt of approximately Ps.3.5 billion.

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

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand.  We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services.  Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions.  In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel.  In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 790,000 members as of December 31, 2018.  We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013.  We also continue to expand the cargo transportation services we provide on our aircraft.  As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth.  As of the date of this report, we have firm commitments for 109 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next eight years, including 68 of the next generation Airbus A320 NEO and 41 of the next generation Airbus A321 NEO, the delivery of which commenced in 2016 and 2018, respectively.  We have obtained committed financing for the pre-delivery payments for the deliveries through 2021.  During 2018, we incorporated six A320 NEO and four A321 NEO aircraft into our fleet.  In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026.  The new order includes 46 A320NEO and 34 A321NEO.  Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.  In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022.

Our fleet reached 78 aircraft as of the date of this annual report.  Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft.  We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions.  We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

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

For example, in 2018, we added the following 35 new routes:  four domestic routes and two international routes from Guadalajara, nine domestic routes from Mexico City, one international route from El Salvador, five domestic routes from Tijuana, two international and five domestic routes from Bajio, and seven domestic routes from other cities within Mexico.  As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations.  For our future growth opportunities, we have identified approximately 67 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 117 routes internationally that have stage lengths of at least 400 miles.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  Additionally, in December 2017, Vuela Aviación was awarded a Foreign Air Carrier Permit by the Department of Transportation of the United States of America which allows Vuela Aviación to operate to and from the United States of America.  Vuela Aviación initiated sales of three routes from Central America to the following U.S. destinations:  Los Angeles (LAX), New York (JFK), and Washington D.C. (IAD).  On March 15, 2018 Vuela Aviación, started service from Costa Rica to Los Angeles; on April 17, 2018 Vuela Aviación started service from Costa Rica to New York and on May 16, 2018 started service from Costa Rica to Washington D.C.  We seek to replicate our ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

Our Operations

Operating revenues

As of January 1, 2018, we adopted IFRS 15 “Revenue from Contracts with Customers” using the full retrospective method of adoption. The main impact of IFRS 15 on us is the timing of recognition of certain air travel-related ancillary services.  Under the new standard, certain ancillary services are recognized when we satisfy our performance obligations, which is typically when the air transportation service is rendered (at the time of the flight).  In addition, these ancillary services do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.

Therefore, the classification of certain ancillary fees in our statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See notes 1d and 1x to our Audited Consolidated Financial Statements for more details.

Passenger Revenues

Passenger revenues accounted for approximately Ps.26.4 billion or 97% of our total operating revenues in 2018.  VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers.  Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective.  VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter.  Leisure traffic makes up the second largest component of our customers.  This segment responds well to demand stimulation based on low fares.  Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January.  Cost-conscious business people make up the third largest component of our customers.  Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.  We do not operate a frequent flier program.

Our passenger revenues include income generated from:  (i) fare revenues and (ii) other passenger revenues.  Other passenger services include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters.  They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel.

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. 54.99 or a group annual membership of U.S. 219.99.  V-Club subscriptions accounted for approximately 2% of our other passenger revenues in 2018.

Members of the V-Club have exclusive access to the lowest fares and promotions through our website and mobile app.  We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases.  Revenue from the Volaris affinity credit card accounted for approximately 3% of our non-ticket revenues as of December 31, 2018.  As of December 31, 2018, we had approximately 790,000 V-Club members and 235,000 affinity credit card holders.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services.  In 2018, we derived approximately Ps.924.8 million, or 3.4% of our total operating revenues from non-passenger revenues.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties.  They are recognized as revenue at the time the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $9.99 to U.S. $27.99, U.S. $19.99 to U.S. $30, U.S. $74.99 to U.S. $130, U.S. $89.99 to U.S. $140 and U.S. $74.99 to U.S. $100, respectively and we generate such fees in Mexico, the United States and Central America.  We also make available trip insurance commercialized by third parties through our website.

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

Route Network

We currently serve 66 cities throughout Mexico, the United States and Central America and operate up to 394 daily segments on routes that connect 40 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 26 cities in the United States and Central America, including:  Albuquerque, Charlotte, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, Milwaukee, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Jose (California), Seattle, Washington D.C. San Jose (Costa Rica), Guatemala City (Guatemala) and San Salvador (El Salvador).  Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.  Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016.  Vuela Aviación currently serves 3 cities throughout Central America and operates 16.8 daily segments on routes that connect Central America.  Additionally, in December 2017, Vuela Aviación was awarded a Foreign Air Carrier Permit by the Department of Transportation of the United States of America which allows Vuela Aviación to operate to and from the United States of America.  Vuela Aviación initiated sales of four routes from Central America to the following U.S. destinations:  Los Angeles (LAX), New York (JFK), and Washington D.C. (IAD).  Vuela Aviación started service from Costa Rica to Los Angeles (LAX) on March 17, 2018, from Costa Rica to New York on April 17, 2018 and from Costa Rica to Washington D.C. on May 16, 2018.

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

Sales, Distribution, Marketing and Advertising

Sales and Distribution.  We currently sell our product through four primary distribution channels:  our website, our mobile app, our call center, airports and third parties such as travel agents.  We use our website as the primary platform for ticket sales.  After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales.  The following table sets forth the approximate percentage of our ticket sales in 2018 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2018	Fee in pesos(1)
Website and mobile app	61%	921
Call center	11%	1,322
Third-party travel agents	19%	1,239
Airport counters	2%	1,631
V-Club	7%	765

Source:  Volaris

(1)         Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares.  For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available.  Approximately 91.6% of our sales are paid by credit and debit card and 8.4% by cash and other forms of payment.  We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 20,000 points of payment.  These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement.  In 2018, we expensed an aggregate of Ps.570 million in commissions, a portion of the cost of which was transferred to the customers using this service.

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

Marketing and Advertising.  Our marketing and advertising activities include the use of the Internet, television, radio and billboards.  We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instagram and YouTube.  As of December 31, 2018, we had approximately 3.7 million fans on Facebook and 1.9 million followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms.  We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others.  We have Internet promotions directed at current customers, who can register on our website.  In addition, we send emails with promotions and advertisement to approximately 2.5 million e-mail addresses on a weekly basis.  We strive to have the highest marketing impact at the lowest cost.  We recently launched a new marketing campaign, denominated “Volar Sí” and “Volar is,” that was designed to focus on the low to middle income traveler and address specific cultural behaviors, with efforts allocated in new channels.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 790,000 members as of December 31, 2018.  The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees.  V-Club members pay a small annual fee for first access to offerings of low fares.  The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority.  We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews.  We currently conduct approximately 17,700 monthly Net Promoter Score (NPS) surveys; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance.  The following table sets forth certain performance-related customer service measures for the years ended 2016, 2017 and 2018:

	2016	2017	2018
On-time performance(1)	75.4%	84.9%	82.28%
Completion factor(2)	99.2%	99.4%	99.4%
Mishandled baggage(3)	1.20	0.88	0.7

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people.  These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines.  In 2018, our CASM was Ps.134.2 cents (U.S. $6.8 cents), compared to an average CASM of U.S. $11.33 cents for the other Latin American publicly traded airlines.  We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $13.29 cents in 2018.

Our principal competitors in Mexico are Grupo Aeroméxico, Interjet and VivaAerobus.  Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United.  In the Mexico — Central America market our principal competitors are Grupo Aeroméxico, Interjet and Avianca, while in the Central America — U.S. market our principal competitors are Avianca and Delta.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 77 aircraft as of December 31, 2018.

As of December 31, 2018 we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types.  The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating.  The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs.  Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026.  The new order includes 46 A320NEO and 34 A321NEO.  Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022.

As of December 31, 2018, our fleet of 77 Airbus narrow-body aircraft consisted of eight Airbus A319s, 55 A320s (12 of them are NEO) and 14 A321s (four of them are NEO).  We have a young fleet with the average age of our fleet being 4.6 years as of December 31, 2018, as compared to an average of 6.3 years for the other Mexican airlines according to the DGAC.  A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration.  Our Airbus A319s accommodate 144 passengers, our Airbus A320s accommodate 180 or 186 passengers and our Airbus A321s accommodate 220 or 230 passengers.  Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines.  We have taken delivery of 12 spare engines (10 leased and two owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2018:

Fleet additions (Returns)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)
A320	—	—	2	—	—	8	7	7	8	4	8	5	6
A321	—	—	—	—	—	—	—	—	—	2	8	—	4
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71	77

The following table shows the development of our fleet from 2019 to 2022 pursuant to our current contracts:

Fleet additions (Returns)	2019E	2020E	2021E	2022E
A319	—	(2)	(3)	—
A320(1)	3	7	7	(3)
A321(1)	2	—	6	8
Total fleet	82	87	97	102

(1)         Pursuant to aircraft lease agreements executed on February 13, 2014 with a leasing company, we will add 16 new A320/A321NEO family aircraft to our fleet.  These aircraft lease agreements require us to accept delivery of ten A320NEO aircraft (one delivered in 2016, four in 2017, three in 2018 and two in 2019) and six A321NEO aircraft (four in 2018 and two in 2019).

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including the revolving line of credit with Banco Santander México and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) under which we act as a guarantor), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases.  With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements.  We have obtained committed financing for the pre-delivery payments in respect of all the aircraft to be delivered through 2021.

As of December 31, 2018, we had 77 aircraft leased pursuant to long-term lease agreements for an average term of 13.4 years each.  The operating leases for these aircraft expire between 2019 and 2032.  We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft.  Our aircraft leases provide for fixed rent payments.  We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term.  We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 106 Airbus A320 family aircraft in the next eight years (from January 2019 to November 2026).  The agreement provides for the addition of 106 A320 NEOs to our fleet as follows:  three in 2019, eight in 2020, 13 in 2021, 13 in 2022, 16 in 2023, 13 in 2024, 15 in 2025 and 25 in 2026.  The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor.  We must make pre-delivery payments at specific dates prior to the scheduled delivery.  Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026.  The new order includes 46 A320NEO and 34 A321NEO.  Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.  In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022.

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO (one which was delivered in September 2016, four in 2017, three in 2018 and two will be delivered in 2019) and six Airbus A321NEO (four delivered in 2018 and two that will be delivered in 2019).  We have decided to move to a bigger gauge aircraft by leasing delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy.  During 2015, we executed lease agreements with different leasing companies for the lease of eight Airbus A321 CEO aircraft which were delivered during 2016.

We have five scheduled A319 aircraft returns in the next two years:  two in 2020, and three in 2021.  Additionally, we have 20 A320 aircraft returns in the next five years:  two in 2019, one in 2020, eight in 2022 and nine in 2023.  We also have two A321 aircraft in the next five years, both in 2023.  However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility.  In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future.  For certain risks related to our lease agreements, see Item 3:  “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

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

Heavy airframe maintenance checks consist of a series of more complex tasks that can take up to six weeks to complete.  Heavy engine maintenance is performed approximately every five to six years and includes a more complex work scope.  Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient.  We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services.  We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance.  Aeroman is an FAA-approved maintenance provider.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense.  Fuel accounted for 28%, 29% and 36% of our total operating costs in 2016, 2017 and 2018, respectively.  We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico.  Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice.  In the United States we have entered into fuel supply agreements with suppliers such as WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements.  See Item 3:  “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Social Responsibility

We are committed to social responsibility and sustainable development through the generation of economic, social and environmental value throughout all our operations.  We have initiatives that include the transportation of organs and tissues for transplants, volunteering, the donation of airplane tickets and toys to nonprofit organizations, activities to help people affected by natural disasters and buying carbon bonds to neutralize our environmental footprint, among others.  Additionally, we are part of the Sustainable IPC of the Mexican Stock Exchange.  We also maintain several distinctions that endorse us as a sustainable company:  socially responsible company distinction and environmental management systems and quality certification (ISO 14001 and ISO 9001), as well as being a top member in the implementation of The Code (ECPAT), to end child prostitution, pornography and trafficking of children and teenagers.

C.                                    Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary. Comercializadora is our operating subidiary that is primarily engaged in marketing, advertising and other commercial matters.  Servicios Corporativos and Servicios Administrativos employ our employees.  Viajes Vuela performs travel agency services.  Comercializadora Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services.  These subsidiaries are incorporated in Mexico.  Vuela is our operating subsidiary in Guatemala and Servicios Earhart employs some of our employees in Guatemala.  Both Vuela and Servicos Earhart are incorporated in Guatemala.  Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there.  Vuela El Salvador is incorporated in El Salvador and has not started operations but it is expected to be our operating subsidiary there.  See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

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

•                                          Pre-delivery payments financing trusts:  We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments.  These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2018	2017
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

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

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares.  As a result, the key employees paid Ps.10.7 million to the Management Trust corresponding to the shares exercised.  Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.  See Item 5:  “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Management Incentive Plan.”

As of December 31, 2018, 2017 and 2016, 10,433,981, 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to the SARs as of the December 31, 2018, 2017 and 2016 was Ps. 32.8 million, Ps. 37.8 million and Ps. 54.4 million respectively. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits over the service period

During the years ended December 31, 2018, 2017 and 2016 our recorded (benefit) expense related for this plan totaled Ps.(5.0) million, Ps.(16.5) million and Ps. 54.4 million, respectively.  No SARs were exercised during 2018.

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

In November 2018, November 2017 and October 2016, our board of directors authorized extensions to this plan.  The total costs of the plan extensions approved were Ps.64.0 million, Ps.15.8 million and Ps.14.5 million, respectively, to be used to purchase our shares.

An irrevocable administrative trust was created by Servicios Corporativos, as trustee, to administer this plan.  See Item 5:  “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Incentive Plans—Share Purchase Plan.”

During the year ended December 31, 2017 and 2018, certain of these key employees left the Company.  Therefore; the vesting conditions were not fulfilled.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.

Board of Directors Incentive Plan (BODIP):

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BODIP”). The BODIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustee, and CIBanco, S.A., Institucion de Banco Multiple, as trustor, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant.  The number of shares held by the trustee as of December 31, 2018 was 1,103,638, of which 977,105 shares were priced at Ps.$16.12 and 126,533 shares were priced at Ps.$26.29. As of December 31, 2018, there were no exercises under the BODIP.

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

ITEM 4A              UNRESOLVED STAFF COMMENTS

None.

ITEM 5                 ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Description of Our Principal Line Items

Operating Revenues

As of January 1, 2018, we adopted IFRS 15 “Revenue from Contracts with Customers” using the full retrospective method of adoption. The main impact of IFRS 15 on us is the timing of recognition of certain air travel-related ancillary services.  Under the new standard, certain ancillary services are recognized when we satisfy our performance obligations, which is typically when the air transportation service is rendered (at the time of the flight).  In addition, these ancillary services do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.

Therefore, the classification of certain ancillary fees in our statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See note 1x of our Audited Consolidated Financial Statements.

Passenger Revenues

Our passenger revenue includes income generated from: (i) fare revenue and (ii) other passenger revenue.

We derive our operating revenues primarily from transporting passengers on our aircraft.  Approximately 68% of our total operating revenues were derived from passenger fares in 2018.  Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger.  Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown.  Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs.  The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters.  They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel. Approximately 29% of our total operating revenues were derived from other passenger revenues in 2018.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services.  In 2018, we derived approximately Ps.924.8 million, or 3.4% of our total operating revenues from non-passenger revenues.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties.  They are recognized as revenue at the time the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2016	2017	2018
	Adjusted(1)
Operating revenues:
Passenger revenues:
Fare revenues	76%	72%	68%
Other passenger revenues	20%	23%	28%
Non-passenger revenues:
Cargo	1%	1%	1%
Other non-passenger revenues	3%	4%	3%
Total operating revenues	100%	100%	100%
Other operating income	(2)%	0%	(2)%
Fuel	25%	29%	37%
Aircraft and engine rent expense	24%	25%	23%
Landing, take-off and navigation expenses	14%	16%	17%
Salaries and benefits	10%	11%	11%
Sales, marketing and distribution expenses	6%	7%	5%
Maintenance expenses	6%	6%	6%
Other operating expenses	4%	4%	4%
Depreciation and amortization	2%	2%	2%
Total operating expenses, net	89%	100%	103%
Operating income (loss)	11%	0%	(3)%
Finance income	1%	0%	0%
Finance cost	0%	0%	0%
Exchange gain (loss), net	9%	(3)%	0%
Income (loss) before income tax	21%	(3)%	(3)%
Income tax (expense) benefit	(6)%	1%	1%
Net income (loss)	15%	(2)%	(2)%

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Revenues from our international operations represented 33.1%, 30.3% and 32.3% of our total revenues in 2016, 2017 and 2018, respectively, and revenues from our domestic operations represented 66.9%, 69.7% and 67.7% of our total revenues in 2016, 2017 and 2018, respectively.

Revenue Recognition

General

As of January 1, 2018, we adopted IFRS 15 “Revenue from Contracts with Customers” using the full retrospective method of adoption. The main impact of IFRS 15 on us is the timing of recognition of certain air travel-related ancillary services.  Under the new standard, certain ancillary services are recognized when we satisfy our performance obligations, which is typically when the air transportation service is rendered (at the time of the flight).  In addition, these ancillary services do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.

Therefore, the classification of certain ancillary fees in our statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See notes 1d and 1x to our Audited Consolidated Financial Statements for more details.

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption unearned transportation revenue and, once we provide the transportation service or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as fare revenue and the unearned transportation revenue is reduced by the same amount.  All of our tickets are non-refundable and are subject to change upon a payment of a fee.  Additionally, the Company does not operate a frequent flier program.

Passenger revenues includes income generated from:  (i) fare revenues and (ii) other passenger revenues.  Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters.  They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

Non-passenger revenues

Non-passenger revenues include revenues generated from:  (i) other non-passenger revenues and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties.  They are recognized as revenue at the time the service is provided.

We concluded that the timing of satisfaction of revenue from advertising spaces is to be recognized over time because the customer simultaneously receives and consumes the benefits we provide.

Additionally, we recognize as revenue the air transportation facility charges for non-show passengers, when the non-refundable ticket expires at the date of the scheduled travel.

We also evaluated principal versus agent considerations as they relate to certain non-air travel services arrangements with third party providers.  No changes were identified under this analysis as we are the agent for those services provided by third parties.

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

Aircraft and Engine Rent Expense.  Aircraft rent expense consists of monthly lease rents for our 77 aircraft and 10 spare engines, as of December 31, 2018, under the terms of the related operating leases and is recognized on a straight line basis.  Aircraft rent expense also includes gains and losses related to our interest rate swap contracts and foreign currency forward contracts that qualify for hedge accounting.

Additionally, if we determine that we will probably not recover partially or completely the maintenance deposits we pay to the lessor as maintenance deposits, we record these amounts in the results of operations as additional aircraft rent (supplemental rent) from the time we make the determination over the remaining term of the lease.  Aircraft and engine rent expense also includes the estimated return costs of our fleet, which in no case are related to scheduled major maintenance.  The return costs are recognized on a straight-line basis as a component of supplemental rent.

With respect to this line item, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.  Under IFRS 16, at the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.  Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments).  The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.  In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the effect on our statement of financial position as of January 1, 2017.  This led to approximately Ps.26.7 billion of right-of-use assets and Ps.32.6 billion as lease liabilities as of January 1, 2017.  See note 1x to our Audited Consolidated Financial Statements for more details.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.  We applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. See Note 14 to our Audited Consolidated Financial Statements for more information on our lease agreements under these standards.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM).  The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2016	2017	2018	2018
	(In Ps. cents)			(In U.S.$ cents)(1)
Other operating income	(3.0)	(0.5)	(3.0)	(0.2)
Fuel	34.4	38.5	48.2	2.5
Aircraft and engine rent expense	33.5	32.2	30.1	1.5
Landing, take-off and navigation expenses	19.6	21.2	21.8	1.1
Salaries and benefits	14.5	15.0	14.9	0.8
Sales, marketing and distribution expenses	8.5	9.0	7.1	0.4
Maintenance expenses	8.0	7.6	7.2	0.4
Other operating expenses	5.7	5.7	5.4	0.3
Depreciation and amortization	3.2	2.9	2.4	0.1
Total operating expenses, net	124.4	131.6	134.2	6.8

(1)         Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.19.6829 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018.  Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target.  The following key factors may affect our future performance.

Economic Conditions in Mexico.  Mexico’s GDP is expected to grow by 2.4% per year for the next ten years according to the Mexican Central Bank, which is 0.5% above the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve.

Regarding population dynamics as of 2015, according to the INEGI intercensal survey, around 36% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth.  Inflation in Mexico during 2018 was 4.83% according to the INEGI.  As of December 31, 2018, international reserves were at U.S. $174.6 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people.  These low base fares are facilitated by our low CASM, which at Ps.134.2 cents (U.S. $6.8 cents) we believe was the lowest CASM in Latin America in 2018, compared to Avianca at U.S. $14.25 cents, Azul at U.S. $12.95 cents, Copa at U.S. $9.8 cents, Gol at U.S. $9.0 cents, Grupo Aeroméxico at U.S. $11.1 cents and LATAM at U.S. $10.9 cents.  We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $11.66 cents, American at U.S. $14.85 cents, Delta at U.S. $14.88 cents, Jet Blue at U.S. $12.85 cents, Southwest Airlines at U.S. $11.74 cents and United at U.S. $13.81 cents.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico.  In 2018, the Mexican low-cost carriers (including us) combined had 67.3% of the domestic market based on passenger flight segments.  We had 28.38% of the domestic market which placed us first, according to the DGAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies.  There are limited passenger rail services in Mexico.  There is a large bus industry in Mexico, with total passenger segments of approximately 3.09 billion in 2018, of which approximately 83.4 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel.  We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus.  We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United.  We have grown rapidly in the international market since we started international operations in 2009, reaching 26% market share on the routes that we operate and 19.64% market share considering all routes between Mexico and the United States in 2018, according to the DGAC.

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

President Trump’s immigration policies had a negative impact on our results of operations during 2018 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

Fuel.  Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 28%, 29% and 36% of our total operating expenses for 2016, 2017 and 2018, respectively.  Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict.  We source a significant portion of our fuel from refining sources located in Mexico.

During the years ended December 31, 2018, 2017, and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2018, we also entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet Fuel 54 Asian call options designated to hedge approximately 18% of our 2019 projected fuel consumption.  During the year ended December 31, 2017, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% of our 2018 projected fuel consumption.

As of December 31, 2018, we purchased our domestic fuel under the ASA fuel service contract, and the international fuel under the WFS, BP Products North America, Chevron and Associated Energy Group fuel service contracts.  The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses.  While most of our revenue is generated in Mexican pesos, 32% of our revenues came from our operations in the United States and Central America during the year ended December 31, 2018 (compared to 30% during the year ended December 31, 2017) and U.S. dollar denominated collections accounted for 40% and 38% of our total collections in 2017 and 2018, respectively.  In addition, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 71% and 73% of our total operating costs in 2017 and 2018.  Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals and maintenance costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency.  Most of the surplus funds are converted into U.S. dollars.  However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2017, and 2018, our net monetary asset position denominated in U.S. dollars was U.S. $567.5 million and U.S. $428.6 million, respectively.  As a result of the significant depreciation of the peso against the U.S. dollar in 2016 and our net U.S. dollar asset position, we recorded a foreign exchange gain, net of Ps.2.2 billion.  Whereas, as a result of the appreciation of the Peso against the U.S. dollar and our net U.S. dollar asset position, we recorded a foreign exchange loss, net of Ps.793.9 million in 2017 and Ps.72.5 million in 2018.

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

(iii)                               Engine services are provided pursuant to an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures protection from annual escalations and grants an annual credit for scrapped components.  We also have a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for our fleet when they are required and provides aircraft parts that are not included in the redelivery conditions of the contract without constituting an additional cost at the time of redelivery.  The costs associated with the miscellaneous engine coverage and the component services agreements are recorded in the consolidated statements of operations.

Due to the young age of our fleet (approximately 4.6 years on average as of December 31, 2018), maintenance expense in 2016, 2017 and 2018 remained relatively low.  For the years ended December 31, 2016, 2017 and 2018 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.226.5 million, Ps.529.3 million and Ps.676.5 million, respectively.  For the years ended December 31, 2016, 2017 and 2018 the amortization of these deferred major maintenance expenses was Ps.404.7 million, Ps.382.7 million and Ps.313.5 million, respectively.  The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.”  In 2016, 2017 and 2018, total maintenance costs amounted to Ps.1.3 billion, Ps.1.4 billion and Ps.1.5 billion, respectively.  As the fleet ages, we expect that maintenance costs will increase in absolute terms.  The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs.  Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time.  However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps.2 billion (U.S. $101.9 million) in 2019.

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

Ramp-up Period for New Routes.  During 2016 we opened 20 new routes, added 31 more in 2017 and 35 more in 2018.  As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential.  See Item 3:  “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

Critical Accounting Policies and Estimates

The following discussion and analysis of our consolidated financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS.  The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of supplemental assets and liabilities at the date of our consolidated financial statements.  Note 1 to our consolidated financial statements included herein provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments or estimates about matters that are both inherently uncertain and material to our financial condition or results of operations.

Aircraft Maintenance Deposits Paid to Lessors.  Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities.  Maintenance deposits are held as collateral in cash.  These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.  Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines.  We paid Ps.2.2 billion, Ps.0.2 billion and Ps.0.5 billion in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.  When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent.  We expensed Ps.143.9 million in 2016, Ps.103.6 million in 2017 and Ps.87 million in 2018 of maintenance deposits as supplemental rent.

As of December 31, 2016, 2017 and 2018 we had prepaid maintenance deposits of Ps.7.1 billion, Ps.6.9 billion and Ps.6.5 billion, respectively, recorded in our consolidated statements of financial position.  We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the years ended December 31, 2016, 2017 and 2018 we extended the lease term of two aircraft agreements, three agreements and two aircraft agreements, respectively.  Additionally, we extended the lease term of two spare engine agreements in 2018 and two spare engine agreements in 2017.  These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.92.5 million, Ps.65.7 million and Ps.0.0 during 2016, 2017 and 2018, respectively.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms.  For the years ended December 31, 2016, 2017 and 2018, we amortized Ps.74.7 million, Ps.88.2 million and Ps.84.6 million respectively, of this amount which was recognized as a reduction of rent expenses in the consolidated statements of operations.

During the year ended December 31, 2018, we added six new net aircraft to our fleet.  The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft.  However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period.  This adjustment covers maintenance events that are not expected to be made before the termination of the contract.  We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

For the years ended December 31, 2016, 2017 and 2018, we expensed as supplemental rent Ps.201.4 million, Ps.162.1 million and Ps.212.6 million, respectively.

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

In 2016, 2017 and 2018, we capitalized costs of major maintenance events of Ps.226.5 million, Ps.529.3 million and Ps.676.5 million, respectively and we recognized amortization expenses of Ps.404.7 million, Ps.382.7 million and Ps.313.5 million, respectively.  The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations.  If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.1,748.8 million, Ps.1,815.9 million and Ps.1,831.1 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Gains and Losses on Sale and Leaseback.  We enter into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to us.  Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.  If a sale and lease back transaction is at fair value and results in an operating lease, any profit or loss is recognized immediately.

During the year ended December 31, 2016, 2017 and 2018 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps.484.8 million, Ps.65.9 million and Ps.609.1 million respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps.30.7 million.  This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term.  For the years ended December 31, 2016, 2017 and 2018, we amortized a loss of Ps.3.0 million, Ps.3.0 million and Ps.3.0 million, respectively, as additional aircraft rental expense.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG (LHT), as amended in December 2016, that expires December 31, 2022, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required.  The cost of the total component support agreement is applied monthly to the results of operations.  As part of this total support agreement, we received credit notes of Ps.46.5 million, which was deferred on the consolidated statements of financial position and is being amortized on a straight line basis, prospectively during the term of the agreement.

During 2016, 2017 and 2018, we amortized a corresponding benefit from these credit notes of, Ps.9.3 million, Ps.6.6 million and Ps.0.0, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

Equity-settled Transactions

Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees.  Our Equity-settled Transactions include a share purchase plan and a management incentive plan.

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

In November 2018, November 2017 and October 2016, extensions to this share purchase plan were approved by our board of directors.  The total cost of the extensions approved was Ps.64.0 million (or Ps.41.6 million, net of withheld taxes), Ps.15.8 million (or Ps.10.1 million, net of withheld taxes) and Ps.14.5 million (or Ps.9.5 million, net of withheld taxes), respectively.  Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2016, 2017 and 2018, we recognized Ps.7.8 million, Ps.13.5 million and Ps.20.0 million, respectively, as compensation expense associated with the complete share purchase plan in our consolidated statements of operations.

Movements during the year

The following table illustrates the number of shares associated with our share purchase plan during the year:

Number of Series A shares
Outstanding as of December 31, 2017	*820,088
Purchased during the year	3,208,115
Granted during the year	—
Exercised during the year	(353,457)
Forfeited during the year	(121,451)
Outstanding as of December 31, 2018	*3,553,295

*                 These shares were presented as treasury shares in the consolidated statements of financial position as of December 31, 2017 and 2018 and all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s share purchase plan is as follows:

Number of Series A shares	Vesting period
1,284,373	November 2018-2019
1,207,862	November 2019-2020
1,061,060	November 2020-2021
3,553,295

During the year ended December 31, 2018, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.  During the year ended December 31, 2018, 121,451 shares were forfeited.

Management Incentive Plan

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps.2.7 million.  This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and ended on December 31, 2015.  During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statements of operations.  During 2013, 2014 and 2015, we recorded Ps.2.1 million Ps.0.3 million and Ps.0.3 million, respectively, as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statements of operations.

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

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares.  The key employees paid Ps.10.7 million to the Management Trust corresponding to the exercised shares.  Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

As of December 31, 2018 and 2017, the 10,433,981 and 12,437,857 share options pending to be exercised were considered as treasury shares, respectively.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(4,891,410)	5.31		(25,993)
Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	—	—		—
Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(4,414,860)	5.31		(23,461)
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(3,299,999)	5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(120,000)	5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(2,003,876)	5.31		(10,654)
Outstanding as of December 31, 2018	10,433,981	Ps.	5.31	Ps.	55,441

At December 31, 2012, 2013, 2014, 2015, 2016, 2017, and 2018, the shares held in trust to satisfy the management options were considered as treasury shares.  At December 31, 2018, 2017 and 2016, 10,433,981, 12,437,857 and 12,557,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to these SARs as of December 31, 2018, 2017 and 2016 was Ps.32.8 million, Ps.37.8 million and Ps.54.4 million, respectively.  The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period.  During the years ended December 31, 2018, 2017 and 2016 we recorded a cost (benefit) of Ps.(5.1) million, Ps.(16.5) million and Ps.54.4 million, respectively, associated with these SARs in our consolidated statements of operations.  No SARs were exercised during 2018.

Number of SARs (Grant date: November 6, 2016)	Exercisable date
1,695,500	February 2019
2,825,840	February 2020
3,391,020	February 2021
7,912,360*

*Includes forfeited SAR’s of 1,563,520 for the year ended December 31, 2018.

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

Long-term Incentive Plans

Share Appreciation Rights

On November 6, 2014 we granted 4,315,264 Series A SARs to key executives.  The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment.  As of the grant date the amount of SARs granted under this plan totaled Ps.10.8 million.

Under the share purchase program extensions described above, the number of SARs granted to certain of our key executives totaled 2,044,604, 3,965,351 and 0.0, respectively, which amounts to a cost of Ps.14.5 million (or Ps.9.5 million, net of withheld taxes), Ps.15.8 million (or Ps.10.1 million, net of withheld taxes) and Ps.0.0 (or Ps.0.0, net of withheld taxes), for the years ended December 31, 2016, 2017 and 2018, respectively.  The SARs vest during a three-year period as long as the employee completes the required service period.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below).  The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2016,  2017 and 2018 was Ps.15.7 million, Ps.0.7 million and Ps.0.5 million, respectively.  The compensation cost is recognized in our consolidated statements of operations under the caption of salaries and benefits over the service period.  During the years ended December 31, 2016, 2017 and 2018, we recorded an expense (benefit) of Ps.31.7 million, Ps.(9.0) million and Ps.(0.2) million, respectively, in respect of these SARs in our consolidated statements of operations.

Number of SARs	Exercisable date
1,348,777	November 2019
757,809	November 2020
2,106,856*

*                 Include forfeited SARs of 484,656, 145,760 and 0 for the years ended December 31, 2018, 2017 and 2016.

Board of Directors Incentive Plan (BODIP):

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BODIP”). The BODIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustee, and CIBanco, S.A., Institucion de Banco Multiple, as trustor, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant.

The number of shares held by the trustee as of December 31, 2018 was 1,103,638, of which 977,105 shares were priced at Ps.$16.12 and 126,533 shares were priced at Ps.$26.29. As of December 31, 2018, there were no exercises under the BODIP.

Derivative Financial Instruments and Hedge Accounting.  We mitigate certain financial risks, such as volatility in the price of aircraft fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments.  The derivative financial instruments are recognized in the consolidated statement of financial position at fair value.  The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings.  The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item.  Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings.  During 2018, all derivative financial instruments held qualified for hedge accounting.  Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity.  The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position.  As of December 31, 2018 we did not have any collateral recorded as a guarantee deposits.

(i)                                     Aircraft Fuel Price Risk.  We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability.  The cost of aircraft fuel consumed in 2016, 2017 and 2018 represented 28%, 29% and 36% of our operating expenses, respectively.  To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.  During 2014 and 2015, we entered into aircraft fuel swap hedges (further described in the paragraph immediately below) that gave rise to a loss of Ps.85.7 million and Ps.128.3 million, respectively.  Since these instruments qualify as accounting hedges, the cost and related gains or losses are considered a portion of the fuel cost in the consolidated statements of operations.  As of December 31, 2014, the fair value of these fuel swap instruments was a net asset position of Ps.169.6 million.  All of the Company’s US Gulf Coast Jet Fuel 54 swaps positions matured on June 30, 2015, and therefore there is no balance outstanding as of December 31, 2015.

During the years ended December 31, 2018, 2017 and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  During the year ended December 31, 2015, we entered into US Gulf Coast Jet Fuel 54 swap contracts to hedge approximately 5% of our fuel consumption.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet Fuel 54 Asian call options designated to hedge approximately 18% of our 2019 fuel consumption.  During the year ended December 31, 2017, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% of our 2018 projected fuel consumption.

During the year ended December 31, 2014, we elected to adopt IFRS 9, which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment.  Paragraph 6.2.4 (a) of IFRS 9 allows us to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option.  As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel 54 Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9.  The hedged item (jet fuel consumption) of the Jet fuel 54 Asian call options contracted by us represent a non-financial asset (energy commodity), which is not in our inventory.  Instead, it is directly consumed by our aircraft at different airport terminals.  Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories.  Rather, it is initially accounted for in our other comprehensive income (OCI) and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39).  As of January 2015, we began to reclassify these amounts (previously recognized as a component of equity) to our statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein.

As of December 31, 2017 and 2018, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian call options totaled Ps.497.4 million and Ps.48.2 million, respectively, and as of December 31, 2018, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options was a loss of Ps.(122.9) million, and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.  The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2018 recognized in other comprehensive income totaled Ps.134.1 million (as compared to the positive cost of hedging in 2017 which totaled Ps. 163.8 million), and will be recycled to our fuel cost during 2019, as these options expire on a monthly basis and as jet fuel is consumed.  During the years ended December 31, 2016, 2017 and 2018, the net negative (positive) cost of these options recycled to our fuel cost totaled Ps.305.2 million, Ps.27.0 million and Ps.(402.5) million, respectively.

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

During the year ended December 31, 2018, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 20% of the aircraft rental expense for the second half of 2018.  During the year ended December 31, 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% of the aircraft rental expense for the second half of 2017.  During the year ended on December 31, 2016 the Company did not enter into exchange rate derivatives financial instruments.

All of the Company’s positions in foreign currency forward contracts matured throughout the second half of 2017 (August, September, November and December), therefore there was no outstanding balance as of December 31, 2018.

Our foreign exchange exposure as of December 31, 2016, 2017 and 2018 was a net asset position of U.S. $584.5 million, U.S. $567.5 million and U.S. $428.6 million, respectively.

(iii)                               Interest Rate Risk.  Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates.  Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt and lease obligations with floating interest rates.  As of December 31, 2017 and 2018, we did not have any interest rate swaps.  As of December 31, 2016, we had outstanding hedging contracts in the form of interest rate swaps with fair value of Ps.14.1 million.  These instruments are included as liabilities in our consolidated statements of financial position.  In 2016, 2017 and 2018, the reported loss on the instruments was Ps.48.8 million, Ps.13.8 million and Ps.0.0, respectively, which was recognized as a portion of the rental expense in the consolidated statements of operations.

The table below presents the payments required by our financial liabilities:

	Year ended December 31, 2018
	Within one Year	One to five Years	In five Years or more	Total
	(In thousands of pesos)
Interest-bearing borrowings
Pre-delivery payment facilities	734,635	2,310,939	—	3,045,574
Short-term working capital facilities	461,260	—	—	461,260
Derivative financial instruments
Jet fuel Asian Zero-Cost collars options contracts	122,948	—	—	122,948
Total	1,318,843	2,310,939	—	3,629,782

Deferred Taxes.  We account for income taxes using the liability method.  Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards.  In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized.  In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.  At December 31, 2016, 2017 and 2018 we had tax loss carry-forwards amounting to Ps.111.1 million, Ps.1.5 billion and Ps.1.6 billion, respectively.  These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding ten years and may not be used to offset taxable income elsewhere in our consolidated group.  During the years ended December 31, 2016, 2017 and 2018 we used tax-loss carry-forwards of Ps.195.1 million, Ps.16.4 million and Ps.154.4 million, respectively.

Central America (Guatemala and Costa Rica)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years.  For the year ended December 31, 2018, we generated a net operating loss, the benefit of which has not been recognized as a deferred tax asset.

According to Costa Rica corporate income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years.  For the years ended December 31, 2018, 2017 and 2016, we obtained net operating losses of Ps.170.7 million, Ps.300.6 million and Ps.57.4 million, respectively, which have not been recognized as deferred tax assets.

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

For the years ended December 31, 2016, 2017 and 2018, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Credit Losses.  An allowance for credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables.  At December 31, 2016, 2017 and 2018, the allowance for credit losses was Ps.19.3 million, Ps.17.8 million and Ps.11.3 million, respectively.

Operating Revenues

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	Adjusted(1)
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	17,791,317	18,487,858	696,541	3.9%
Other passenger revenues	6,098,504	7,892,497	1,793,993	29.4%
Non-passenger revenues:
Other non-passenger revenues	727,392	697,357	(30,035)	(4.1)%
Cargo	170,973	227,438	56,465	33.0%
Total operating revenues	24,788,186	27,305,150	2,516,964	10.2%
Operating Data
Capacity (in ASMs in thousands)	18,860,950	21,009,545	2,148,595	11.4%
% Load factor booked	84%	85%	—	1.0	pp
Booked passengers (in thousands)	16,427	18,396	1,969	12.0%
Average ticket revenue per booked passenger	1,086	1,006	(80)	(7.4)%
Average other passenger revenue per booked passenger	371	429	58	15.6%
Average total ancillary revenue per booked passenger	426	479	53	12.5%
Revenue passenger miles (RPMs in thousands)	15,917,246	17,748,408	1,831,162	11.5%

(1)         As of January 1, 2018, we adopted IFRS 15 using the full retrospective method of adoption, in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Fare revenues.  The increase in fare revenues in 2018 was primarily due to growth in our ASM capacity by 11.4% resulting from the incorporation of six new net aircraft, which was partially offset by a lower average ticket revenue per booked passenger of 7.4% year over year.  Our traffic as measured in terms of RPMs increased 11.5% in 2018, also resulting from the increase in our fleet size.

Other passenger revenues.  The increase in other passenger revenues in 2018 was primarily due to higher volume of passengers electing to purchase additional services.  We continue executing our fare unbundling and demand stimulation strategy.  In particular, during 2018, our total ancillary revenues increased due to improved revenue from fees charged for excess baggage, advanced seat selection and itinerary changes.

Other non-passenger revenues.  The decrease in other non-passenger revenues was primarily due to higher revenues from airport incentives recorded during 2017.

Cargo.  The increase in cargo revenues in 2018 was primarily due to a higher volume of cargo operations recorded during 2018.

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	Adjusted(1)
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	17,790,130	17,791,317	1,187	0.0%
Other passenger revenues	4,919,452	6,098,504	1,179,052	24.0%
Non-passenger revenues:
Cargo	171,623	170,973	(650)	(0.4)%
Other non-passenger revenues	590,355	727,392	137,037	23.2%
Total operating revenues	23,471,560	24,788,186	1,316,626	5.6%
Operating Data
Capacity (in ASMs in thousands)	16,703,949	18,860,950	2,157,001	12.9%
%Load factor booked	86%	84%		(2.0	)pp
Booked passengers (in thousands)	15,005	16,427	1,422	9.5%
Average ticket revenue per booked passenger	1,189	1,086	(102)	(8.6)%
Average other passenger revenue per booked passenger	328	371	43	13.2%
Average total ancillary revenue per booked passenger	379	426	47	12.5%
Revenue passenger miles (RPMs in thousands)	14,325,898	15,917,246	1,591,348	11.1%

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Fare revenues.  The slight increase in fare revenues in 2017 was primarily due to growth in our ASM capacity by 12.9%, resulting from the incorporation of two new net aircraft, which was partially offset by a lower average ticket revenue per booked passenger of 8.6% year over year.  Our traffic as measured in terms of RPMs increased by 11.1% in 2017, also resulting from the increase in our fleet size.

Other passenger revenues.  The increase in other passenger revenues in 2017 was primarily due to higher volume of passengers electing to purchase additional services.  We continue executing our fare unbundling and demand stimulation strategy.  In particular, during 2017, our total ancillary revenues increased due to improved revenue from fees charged for excess baggage, advanced seat selection and itinerary changes.

Other non-passenger revenues.  The increase in other non-passenger revenues was primarily due to higher revenues from airport incentives recorded in 2017.

Cargo.  Our cargo revenues remained largely unchanged in 2017 as compared to 2016.

Operating Expenses, net

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	(In thousands of pesos, except for %)
Other operating income	(96,765)	(621,973)	(525,208)	>100%
Fuel	7,255,636	10,134,982	2,879,346	39.7%
Aircraft and engine rent expense	6,072,502	6,314,930	242,428	4.0%
Landing, take-off and navigation expenses	4,009,915	4,582,967	573,052	14.3%
Salaries and benefits	2,823,647	3,125,393	301,746	10.7%
Sales, marketing and distribution expenses	1,691,524	1,501,203	(190,321)	(11.3)%
Maintenance expenses	1,433,147	1,517,626	84,479	5.9%
Other operating expenses	1,088,440	1,129,911	41,471	3.8%
Depreciation and amortization	548,687	500,641	(48,046)	(8.8)%
Total operating expenses, net	24,826,733	28,185,680	3,358,947	13.5%

Total operating expenses, net increased 13.5% in 2018 primarily as a result of growth of operations and other factors described below.

Other Operating Income.  Other operating income increased Ps. 525.2 million or  greater than100% in 2018, primarily due to a higher number of sale and leaseback transactions, which resulted in higher profit realized during 2018.

Fuel.  The 39.7% increase in fuel expense was primarily as a result of an increase in the average fuel cost per gallon of 29.2% and an increase in fuel gallons consumed of 8.0% which, in turn, was primarily due to more aircraft in operation and a 9.1% increase in our departures.

During the year ended December 31, 2018, we entered into Asian Zero-Cost collar options and Asian call options contracts.  Additionally, during the year ended December 31, 2017, we entered into Asian call options contracts.  These instruments also qualify for hedge accounting.  As a result, during 2018, their extrinsic value benefit of Ps.402.5 million was recycled to the cost of fuel.

Aircraft and Engine Rent Expense.  The 4% increase in aircraft and engine rent expense was primarily driven by:  (i) An increase of Ps.304.7 million related to the full year operation of the five A320 aircraft, (ii) higher aircraft and engine rent expense related to six new net aircraft and two spare engines of Ps.220.0 million, and (iii) the depreciation of approximately 1.6% in the average exchange rate of the peso against the U.S. Dollar, which negatively affected our aircraft rent in peso terms in an amount of Ps.17.7 million.  These increases were partially offset by (i) Ps.62.7 million related to three aircraft and three spare engines which where disincorporated from our fleet during 2017, (ii) a decrease in our supplemental rent of Ps.155.7 million, and (iii) other rent expenses by Ps.81.6 million.

Landing, Take-off and Navigation Expenses.  The 14.3% increase in landing, take-off and navigation expenses in 2018 was primarily due to an increase in the number of airports we operated in during the year.  In addition, our operations as measured by number of departures increased by 9.1%.  These increases were partially offset by incentives received from certain airport groups as a result of the growth of our operations.

Salaries and Benefits.  The 10.7% increase in salaries and benefits in 2018 was primarily the result of the annual salary increase, as well as severance payments related to a net decrease of 2.9% in our total number of employees as part of our efficiency and cost reduction plan.  Additionally, the variable compensation of our workforce increased also due to higher operations recorded during 2018, as well as the accounting accrual impact related to our management retention plans.  See Item 6:  “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses.  The 11.3% decrease in sales, marketing and distribution expenses was mainly due to efficiencies in our marketing and distribution expenses related to our efficiency and cost reduction plan.

Maintenance Expenses.  The 5.9% increase in maintenance expenses in 2018 was mainly due to the increase in our fleet size of 8.5% as a result of the addition of six new net aircraft received during the year.  Additionally, during 2018 our maintenance expenses increased due to the depreciation of approximately 1.6% in the average exchange rate of the peso against the U.S. dollar during 2018, since some of these expenses are denominated in U.S. dollars.

Other Operating Expenses.  The 3.8% increase in other operating expenses in 2018 was primarily the result of additional technical and communication support and passenger service expenses required for the growth of our operations.  Additionally, during 2018, other operating expenses on a dollar basis increased due to the depreciation of approximately 1.6% in the average exchange rate of the peso against the U.S. dollar during 2018, since some of these expenses are denominated in U.S. dollars.

Depreciation and Amortization.  The 8.8% decrease in depreciation and amortization 2018 was primarily due to lower amortization of major maintenance events associated with the aging of our fleet.  The cost of the major maintenance events is accounted for under the deferral method.  During 2017 and 2018, we recorded amortization of major maintenance leasehold improvements of Ps.382.7 million and Ps.313.5 million, respectively.

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

Aircraft and Engine Rent Expense.  Aircraft and engine rent expense increased 8.6%.  This increase was primarily driven by:  (i) An increase of Ps.821.4 million related to the full year operation of the nine and eight A320 and A321 aircraft, respectively, (ii) higher aircraft and engine rent expense related to two new net aircraft of Ps.9.5 million, and (iii) the depreciation of approximately 1.5% of the average exchange rate of the peso against the U.S. Dollar, which negatively affected our aircraft rent in peso terms in an amount of Ps.57.8 million.  These increases where partially offset by (i) Ps.237.2 million related to four aircraft which where disincorporated from our fleet during 2016, (ii) a decrease in our supplemental rent of Ps.142.7 million, and (iii) other rent expenses by Ps.26.3 million.

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

Operating Results

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	Adjusted(1)
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	24,788,186	27,305,150	2,516,964	10.2%
Total operating expenses, net	24,826,733	28,185,680	3,358,947	13.5%
Operating loss	(38,547)	(880,530)	(841,983)	>100%

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Operating Loss.  As a result of the factors outlined above, our operating loss was Ps.880.5 million in 2018, a greater than100% increase compared to our operating loss of Ps. 38.5 million in 2017.

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	Adjusted(1)
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	23,471,560	24,788,186	1,316,626	5.6%
Total operating expenses, net	20,772,760	24,826,733	4,053,973	19.5%
Operating income (loss)	2,698,800	(38,547)	(2,737,347)	n.a.

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Operating Income (loss).  As a result of the factors outlined above, our operating loss was Ps.38.5 million in 2017, compared to our operating income of Ps.2.7 billion in 2016.

Financial Results

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	Adjusted(1)
	(In thousands of pesos, except for %)
Financing Results
Finance income	105,795	152,603	46,808	44.2%
Finance cost	(86,357)	(120,334)	(33,977)	39.3%
Exchange loss, net	(793,854)	(72,475)	721,379	(90.9)%
Total financing results	(774,416)	(40,206)	734,210	(94.8)%

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

Total Financing Results.  The 94.8% decrease in our total financing loss in 2018 was primarily due to the 90% decrease in our foreign exchange loss year over year.

During 2018, we recorded an exchange loss of Ps.72.4 million, which resulted from the 0.3% appreciation of the peso against the U.S. dollar at year-end, since we maintained a net monetary asset position of U.S. $428.6 million in 2018.  Our U.S. dollar net monetary asset position mainly resulted from the value of our cash and cash equivalents, security deposits and aircraft maintenance deposits.  Additionally, our finance income increased Ps.46.8 million, mainly due to an increase in our short-term investments. Our finance cost increased by Ps.34.0 million, mainly due to higher interest paid related to additional working capital financial debt and higher commissions resulting from our letters of credit.

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	102,591	105,795	3,204	3.1%
Finance cost	(35,116)	(86,357)	(51,241)	>100.0%
Exchange (loss), net	2,169,505	(793,854)	(2,963,359)	n.a.
Total financing results	2,236,980	(774,416)	(3,011,396)	n.a.

Total Financing Results.  The variation in financing results was primarily due to the foreign exchange loss recorded during 2017 as opposed to a gain in 2016.

During 2017, we recorded an exchange loss of Ps.793.9 million, which resulted from the 4.5% appreciation of the peso against the U.S. dollar at year-end, since we maintained a net asset position of U.S. $567.5 million in 2017.  Our U.S. dollar net asset position mainly resulted from the value of our cash and cash equivalents, security deposits and aircraft maintenance deposits.  Additionally, our finance income increased Ps.3.2 million, mainly due to an increase in short-term investments and our finance cost increased by Ps.51.2 million, mainly due to higher commissions resulting from our credit letters and higher interest paid related to additional financial debt.

Income Tax Expense and Net Income

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	Adjusted(1)
	(In thousands of pesos, except for %)
Net loss
Loss before income tax	(812,963)	(920,736)	(107,773)	13.3%
Income tax benefit	161,175	238,236	77,061	47.8%
Net loss	(651,788)	(682,500)	(30,712)	4.7%

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

We recorded net loss of Ps.682.5 million in 2018 compared to a net loss of Ps.651.8 million in 2017.  During the years ended December 31, 2018 and 2017, we recorded a tax benefit of Ps.238.2 million and Ps.161.2 million, respectively.  At December 31, 2018, our tax loss carry-forwards amounted to Ps.1.6 billion (Ps.1.5 billion of December 31, 2017).

During the years ended December 31, 2018 and 2017, we used Ps.154.4 million and Ps.16.4 million, in available tax loss carry-forwards, respectively.  The effective tax rate during 2018 and 2017 was of 25.9% and 21.3% respectively.

2016 compared to 2017

	For the years ended December 31,
	2016	2017	Variation
	Adjusted(1)
	(In thousands of pesos, except for %)
Net income (loss)
Income (loss) before income tax	4,935,780	(812,963)	(5,748,743)	n.a.
Income tax expense (benefit)	(1,457,182)	161,175	1,618,357	n.a.
Net income (loss)	3,478,598	(651,788)	(4,130,386)	n.a

(1)         On adoption of IFRS 15 we apply the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

We recorded net loss of Ps.651.8 million in 2017 compared to a net income of Ps.3.5 billion in 2016.  During the years ended December 31, 2017 and 2016, we recorded a tax benefit of Ps.161.2 million and a tax expense of Ps.1.5 billion, respectively.  At December 31, 2017, our tax loss carry-forwards amounted to Ps.1.5 billion (Ps.111.1 million of December 31, 2016).

During the years ended December 31, 2017 and 2016, we used Ps.16.4 million and Ps.195.1 million, in available tax loss carry-forwards, respectively.  The effective tax rate during 2017 and 2016 was of 21.3%* and 29.3%, respectively.

*      Calculation of effective tax rate may vary due to the recasted financial statements from prior periods after the adoption of IFRS 15; the tax amount variance was deemed as immaterial.

B.                                    Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2016	2017	2018
	(In thousands of pesos)
Net cash flows provided by operating activities	978,732	985,869	565,800
Net cash flows used in investing activities	(27,958)	(2,260,440)	(1,389,395)
Net cash flows provided by (used in) financing activities	10,765	1,398,300	(235,152)

In recent years, we have been able to meet our working capital requirements through cash from our operations.  Our capital expenditures consist primarily of the acquisition of rotable spare parts, furniture and equipment, including pre-delivery payments for aircraft acquisitions.  From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks.  We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered through 2022.

Our cash and cash equivalents decreased by Ps.1.1 billion, from Ps.6.9 billion at December 31, 2017 to Ps.5.9 billion at December 31, 2018.  At December 31, 2018, we had available credit lines totaling Ps.6.7 billion, of which Ps.4.1 billion were related to financial debt and Ps.2.7 billion were related to letters of credit (Ps.1.0 billion were undisbursed).  At December 31, 2017, we had available credit lines totaling Ps.7.4 billion, of which Ps.4.6 billion were related to financial debt and Ps.2.8 billion were related to letters of credit (Ps.1.7 billion were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments.  Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk.  At December 31, 2018, 93.9% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 6.1% were denominated in pesos.  See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities.  We rely primarily on cash flows from operating activities to provide working capital for current and future operations.  Net cash flows provided by operating activities totaled Ps.565.8 million and Ps.985.9 million in 2018 and 2017, respectively.  Our net cash flows decreased primarily due to an increase in prepaid expenses and supplier payments as compared to 2017.

Net cash flows provided by operating activities totaled Ps.985.9 million and Ps.978.7 million in 2017 and 2016, respectively.  Despite reporting a loss in 2017, our net cash flows increased primarily due to a decrease in prepaid expenses and an increase in accrued liabilities and suppliers in 2017 as compared to 2016.

Net cash flows used in investing activities.  During 2018, net cash flow used in investing activities totaled Ps.1.4 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps.1.2 billion, partially offset by pre-delivery payments reimbursements totaling Ps.0.6 billion.  Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps.0.8 billion.

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

Net cash flows provided by financing activities.  During 2018, net cash flows used in financing activities totaled Ps.0.2 billion, which consisted primarily of payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps.0.7 billion, payments of working capital of Ps.0.5 billion and interest paid of Ps.0.2 billion, which were partially offset by proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps.1.2 billion.

During 2017, net cash flows provided by financing activities totaled Ps.1.4 billion, which consisted primarily of proceeds from disbursements under our revolving credit facility with Banco Santander and Banco Nacional de México S.A. of Ps.1.5 billion, and additional short-term working capital facilities with Banco Nacional de México S.A. and Bank of America México, S.A. of Ps.0.9 billion, which were partially offset by payments of aircraft financing pre-delivery payments for a net amount of Ps.0.2 billion, payments of working capital of Ps. 0.7 billion and interest paid of Ps.0.1 billion.

During 2016, net cash flows provided by financing activities totaled Ps.10.8 million, which consisted primarily of proceeds from disbursements under our revolving credit facility with Banco Santander and Banco Nacional de México S.A. of Ps.1.0 billion, and additional short-term working capital facilities with Banco Nacional de México S.A. and Bank of America México, S.A. of Ps.716.0 million; which were partially offset by payments of aircraft financing pre-delivery payments for a net amount of Ps.1.5 billion, other financing payments of Ps.134.7 million and interest paid of Ps.39.4 million.

Loan Agreements

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014 and November 27, 2014, under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of nineteen A320 aircraft.  On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of eight additional A320 aircraft.  On November 2016, we entered into an additional amendment to such loan agreement to finance the pre-delivery payments for the twenty-two remaining A320 aircraft under the Airbus purchase agreement.  On December 2017, we entered an additional amendment to extend the term of the loan agreement to November 2021.  Finally, we entered into one further amendment to this loan agreement on November 2018, to extend the term to May 2022.

The aggregate principal amount of this revolving line is for up to U.S. $183.0 million, of which U.S. $103.7 million is provided by Banco Santander México and U.S. $79.3 million by Bancomext.  This revolving credit facility bears annual interest at three-month LIBOR plus 260 basis points.  The final maturity is on May 31, 2022.  Any principal repaid may be re-borrowed until May 31, 2022.  This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

In December 2016, we entered into a short-term working capital facility with Banco Nacional de México S.A. in the amount of Ps.406.3 million, bearing annual interest the Interbank Equilibrium Interest Rate (tasa de interés interbancaria de equilibrio or the TIIE) 28 days plus 70 basis points.  In December 2017, we rolled over this short-term working capital facility with Banco Nacional de México S.A. in the amount of Ps.948.4 million, bearing annual interest at TIIE 28 days plus a spread in a range of 20 to 80 basis points.  Finally, in December 2018, we rolled over this short-term working capital facility with Bancomext in the amount of Ps.461.3 million, bearing annual interest at TIIE 28 days plus 90 basis points, with final maturity date in January 2019.

As of December 31, 2018, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities.

C.                                    Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which operate in Central America.  We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and in the countries in which we operate in Central America.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2018:

	Contractual Obligations* Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	3,523,198	1,212,259	2,285,852	25,087	—
Operating lease obligations(2)	45,954,985	6,080,953	11,768,366	10,344,368	17,761,298
Flight equipment, spare engines and spare parts purchase obligations(3)	21,064,384	1,506,903	5,940,142	5,847,475	7,769,864
Total future payments on contractual obligations	70,542,567	8,800,115	19,994,360	16,216,844	25,531,248

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

*                 Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled Ps.18.2 million at December 31, 2018.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps.21.1 billion from 2019 to 2022 and thereafter.

In 2019, we expect our capital expenditures, excluding pre-delivery payments, to be Ps.1.6 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

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

Name	Age	Title	Alternate*
Alfonso González Migoya	74	Independent Director and Chairman of the Board
Brian H. Franke	55	Director	John R. Wilson / Andrew Broderick
William A. Franke	82	Director	John R. Wilson / Andrew Broderick
Harry F. Krensky	55	Director
Roberto José Kriete Ávila	66	Director	Rodrigo Salcedo Moore / Marco Baldocchi Kriete
Stanley L. Pace	65	Independent Director
William Dean Donovan	57	Independent Director
Enrique Javier Beltranena Mejicano	56	Director	Rodrigo Salcedo Moore / Marco Baldocchi Kriete
José Luis Fernández Fernández	59	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	68	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	68	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	51	Independent Director	Eugenio Macouzet de León

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

William A. Franke has been one of our directors since 2010.  He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary).  He is currently the managing member of Indigo Partners LLC (since 2002), which is a private equity firm.  Mr. Franke is chairman of the board of directors of Frontier, JetSmart Airlines (Chile) and Energet (Canada) and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer/chairman of America West Airlines from 1993 to 2001.  He is also a member of the board of directors of Falcon Acquisitions Group, Inc.  Mr. Franke has undergraduate and graduate degrees from Stanford University.  He also has an honorary doctorate from Northern Arizona University awarded in 2008.  He is Brian H. Franke’s father.

Harry F. Krensky has been one of our directors since our founding.  He is also a member of the board of directors of transportation company Traxion, hospital operator H+ (SISI) and education company MeritEd International.  Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air.  Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund.  He was a member of the Board of Trustees of Colby College.  Mr. Krensky has a Bachelor of Arts from Colby College, a master’s degree from the London School of Economics and Political Science and a Master of Business Administration from the Columbia University Graduate School of Business.

Roberto José Kriete Avila was a founder of Volaris and has been one of our directors since 2005.  He has an active role in managing private investments in sectors such as aviation, real estate, agribusiness and hotels.  Mr. Kriete is also chairman of the board of Aeromantenimiento, S.A., a member of the board of Avianca Holdings, a member of the boards of Teléfonos de Mexico, S.A.B. de C.V., vice chairman of the board of the Agape Foundation in El Salvador, former president of the Latin American and Caribbean Air Transport Association (ALTA), and has been a member of the Escuela Superior de Economía y Negocios (ESEN).  He has also served as a member of the boards of Banco Agrícola of El Salvador, Fundación Empresarial para el Desarrollo Educativo (FEPADE) and Fundación Salvadoreña para la Salud y el Desarrollo Humano (FUSAL).  Mr. Kriete has an undergraduate degree from the University of Santa Clara and a Master of Business Administration from Boston College.  He is Marco Baldocchi Kriete’s uncle.

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

William Dean Donavan has been one of our directors since 2010 (prior to April 2017, he served as an alternate director).  He is a Managing Director of Diamond Stream Partners and is a senior director of Discovery Americas, a Mexico City based private equity fund.  Mr. Donovan sits on the boards of Prophet Brand Strategy, a marketing consultancy, and Stellar Labs, a software company focused on floating fleet optimization and revenue management in the private aviation space.  In 2005, he co-founded Volaris along with several other parties.  Between 1989 and 2003, Mr. Donovan worked with Bain & Company.  He was Managing Director of Bain Africa between 1999 and 2002 and head of Bain’s airline practice and auto practice at various times.  In 2005, Mr. Donovan co-founded Diamond Stream, a SaaS analytics application for the Travel and Entertainment industry.  Mr. Donovan has served as chief operating officer of Nimblefish Technologies, a specialized micromarketing agency and as chief executive officer of SearchForce, a paid search workflow management and optimization platform.  Mr. Donovan received his Bachelor of Arts from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and his Master of Business Administration from the Wharton School at the University of Pennsylvania.

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

José Luis Fernández Fernández has been one of our independent directors since 2012 and he also serves as the chairman of our audit committee.  He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., Grupo Financiero Banamex and Banco Nacional de México S.A., and an alternate member of the board of Arca Continental, S.A.B. de C.V.  Mr. Fernández is a partner at Chevez Ruiz Zamarripa.  Mr. Fernández has a degree in Public Accounting from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

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

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit committee.  He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice.  His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work.  Mr. Slowik is also a member of the board of directors of Rotor Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively.  He is a board member and chairs the audit committee of Quintillion Holdings, LLC and Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system connecting Nome, Alaska to Prudhoe Bay, Alaska, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska.  Mr. Slowik also serves as a senior advisor to VoloFin, a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market.  Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

Ricardo Maldonado Yañez has been one of our independent directors since April 2018.  He is a partner at Mijares, Angoita, Cortéss y Fuentes, S.C. since 1999.  Mr. Maldonado has over 20 years of experience providing advice and counseling to Mexican and foreign companies and clients on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances.  He also represents issuers and financial institutions in a number of domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects.  Mr. Maldonado serves as member and/or secretary of the Board of Directors of several companies including Grupo Televisa, Consorcio Ara, Grupo Axo, SeaMex Ltd., Biossmann Group, Empresas Cablevisión, Grupo Famsa, Grupo Pueblo Bonito, Grupo Aeroportuario del Centro Norte (OMA), Grupo Financiero Banorte and Endeavor Mexico.  Mr. Maldonado received his LLM from University of Chicago Law School, holds a certificate on Business Law from the Instituto Tecnologico de México and holds a law degree from the Universidad Nacional Autónoma de México.

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

Name	Age	Title
Enrique Beltranena	56	President and Chief Executive Officer
Sonia Jerez	49	Vice President and Chief Financial Officer
Jaime Pous	49	Senior Vice President - Chief Legal Officer and Corporate Affairs
José Luis Suárez	51	Senior Vice President and Chief Operating Officer
Holger Blankenstein	44	Executive Vice President Airline Commercial and Operations
Carlos Alberto González	45	Corporate Control, Compliance and Administration Director
Carolyn Prowse	46	Vice President and Chief Commercial Officer

Sonia Jerez has been our Vice President and chief financial officer since January 2019.  Ms. Jerez has extensive experience in the airline industry and the telecom sector.  Prior to joining us, she worked as the chief financial officer of WIZZ AIR Hungary Ltd., and VUELING Airlines (IAG Group, London).  Ms. Jerez received her Executive Master of Business Administration from University of Chicago, and holds a Bachelor of Electronics Superior Engineer and Physics Science from the Instituto University of Barcelona.

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

Holger Blankenstein has been our Executive Vice President since November 2017, in charge of the commercial, digital, operations, customer service and maintenance areas of the company. Prior to his current role, Blankenstein was the Chief Commercial Officer leading the areas of sales, marketing, planning, itineraries, revenue management and cargo and leading the IT department. Blankenstein was part of the team that took the airline public in 2013; he has been with Volaris since its inception in 2005, as one of the founding members of the team he was involved both in the setting up and launching of the airline. Before 2005, he was Director of Strategic Development at TACA International Airlines in El Salvador, from 2003 to 2005, where he led many key projects such as the integrated airline systems migration, TACA’s maintenance business growth strategy and the business plan for Volaris. He began his career as a consultant for Bain & Company in 1998 in the Munich office. Blankenstein transferred to the Sydney office in 2000. He was involved with assignments in financial services, automotive and retail industries. Blankenstein earned an MBA from the University of Iowa and a graduate degree in business and economics from Goethe University in Frankfurt, Germany.

Carlos Alberto González has been our corporate control, compliance and administration director since January 2019, and has previously been our corporate control and compliance director since June 2016 and our corporate control director from June 2010 to May 2016.  Currently, he is responsible for accounting, reporting, internal control, process, revenue assurance, taxes and administration operations.  He has been with us since April 2006.  Prior to joining us, he worked as a financial planning and control manager in Mexico and in Spain for Grupo Telefonica Moviles.  Additionally, he previously was a senior associate at PricewaterhouseCoopers and an internal auditor analyst at Scotiabank Inverlat.  Mr. González is a Certified Public Accountant with a post-graduate degree in Corporate Finance from ISEC University and he also holds a Masters of Business Administration degree from Antonio de Nebrija University in Spain.

Carolyn Prowse has been our Vice President and chief commercial officer since March 2019.  Prior to joining us, Ms. Prowse ran her own business advising aviation clients in Europe, Africa and the Indian Ocean and the Middle East on a wide range of topics including strategy, transformation and restructuring.  Most recently, she was working with easyJet on their 5 year plan and core strategic initiatives, and other clients include advisory firms, hedge funds and both full service and low cost airlines and their shareholders.  From 2011-2013 she was Senior Vice President, Corporate Strategy and Special Projects for Etihad Airways in Abu Dhabi, responsible for strategy, mergers & acquisitions, the corporate programme management office and other key initiatives and special projects.

Her career in aviation also includes ten years with British Airways Plc in London.  Carolyn’s background also includes roles in investment banking (managing a global portfolio of private equity, investment banking and strategic investments) and strategy consulting with LEK Consulting.  She has a Bachelor degree in Chemistry from the University of Oxford.

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

B.                                    Compensation

Director and Executive Compensation

In 2018, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps.120.4 million.  The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps.7.2 million, and the rest of the directors received a compensation of Ps.5.2 million.

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

Long-term Incentive Plans

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

In November 2018, November 2017 and October 2016, extensions to this share purchase plan were approved by our board of directors.  The total cost of the extensions approved was Ps.64.0 million (or Ps.41.6 million net of withheld taxes), Ps.15.8 million (or Ps.10.1 million net of withheld taxes), Ps.14.5 million (or Ps.9.5 million, net of withheld taxes) and Ps.11.6 million (or Ps.7.6 million, net of withheld taxes), respectively.  Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2016, 2017 and 2018, we recognized Ps.7.8 million, Ps.13.5 million and Ps.20.0 million, respectively, as compensation expense associated with the share purchase plan in our consolidated statements of operations.

During the years ended December 31, 2016, 2017 and 2018, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions.  In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.  As of December 31, 2018, 121,451 shares were forfeited.

At December 31, 2018, 3,553,295 shares were held in trust under this share purchase plan as all shares granted remained unvested.  Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

Share Appreciation Rights

On November 6, 2016, November 6, 2017 and November 6, 2018, we granted 2,044,604 SARs, 3,965,351 SARs, and 0.0 SARs, respectively to key executives.  The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment.  As of the grant date, the valuation of the SARs granted under this plan totaled Ps.14.5 million, Ps.15.8 million and Ps.0.0, respectively.

During the year ended December 31, 2016, 2017 and 2018, we made a cash payment to key employees related to the SARs plan of Ps.31.3 million, Ps.6.0 million and Ps.0.0, respectively.  These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2018, 2017 and 2016, respectively.

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

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares.  The key employees paid Ps.10.7 million to the Management Trust corresponding to the exercised shares.  Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

At December 31, 2018, 2017 and 2016, the shares held in trust to satisfy the management options were considered as treasury shares.  As of December 31, 2016, 2017 and 2018, 12,557,857, 12,437,857 and 10,433,981 share options were vested, respectively.

As of December 31, 2018 and 2017, the 10,433,981 and 12,437,857 share options pending to be exercised were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to these SARs as of December 31, 2018, 2017 and 2016 was Ps.32.8 million, Ps.37.8 million and Ps.54.4 million, respectively.  The compensation cost or (benefit) is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period.  During the years ended December 31, 2018, 2017 and 2016 we recorded a cost (benefit) of Ps.(5.1) million, Ps.(16.5) million and Ps.54.4 million, respectively, associated with these SARs in our consolidated statements of operations.  No SARs were exercised during 2018.

Board of Directors Incentive Plan (BODIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BODIP”). The BODIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustee, and CIBanco, S.A., Institucion de Banca Multiple, as trustor, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant.  The number of shares held by the trustee as of December 31, 2018 was 1,103,638, of which 977,105 shares were priced at Ps.$16.12 and 126,533 shares were priced at Ps.$26.29. As of December 31, 2018, there were no exercises under the BODIP.

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

As of December 31, 2018, we had 4,600 employees, which consisted of 940 pilots, 1,604 flight attendants, 67 ramp operations personnel, 948 airport and customer service personnel, 575 maintenance personnel and 466 management and administrative personnel.  3,337 of our employees (approximately 73%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 27% of our employees are not part of any union.  We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2018 for a term of two years for benefits and on February 15, 2019 for a term of one year for salaries.  Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years.  We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2016	2017	2018
Pilots	892	968	940
Flight attendants	1,415	1,536	1,604
Ramp operations personnel	88	102	67
Airport and customer service personnel	1,044	954	948
Maintenance personnel	272	317	575
Management and administrative personnel	839	875	466
Total	4,550	4,752	4,600
Average of employees per aircraft	66	67	60

We provide extensive training to our pilots, flight attendants, technical staff and customer service representatives, which complies with Mexican and international standards.  We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service.

Our compensation strategy is meant to retain talented and motivated employees and is designed to align the interests of our employees with our own.  All of our employees, including pilots, flight attendants, ground employees and management, are subject to variable compensation employment arrangements, which are intended to promote efficiency, operating performance and profitable results.  In addition, there is no seniority pay escalation among our pilots in order to encourage meritocracy.

E.                                    Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	6,689,550	*
John A. Slowik	Independent director	42,500	*
Rodrigo Salcedo	Alternate director	120,000	*
William Dean Donovan	Independent Director	6,477,730	*
Alfonso González Migoya	Chairman of the Board	107,791
Marco Baldocchi	Alternate director	1,870,500	*
Enrique Beltranena	Director, President and Chief Executive Officer	253,564
Jaime Pous	Senior Vice President - Chief Legal Officer and Corporate Affairs	63,955
José Luis Suárez	Senior Vice President and Chief Operating Officer	68,257
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	420,000	*

Name	Title	Number of shares
Carlos Alberto González	Corporate Control, Compliance and Administration Director	49,982

*                 Shares owned through CPOs or ADSs.

This share ownership represents less than 1.6% of our shares.  No other director or member of senior management owns any of our capital stock as of the date of this annual report.  Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

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

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this report with respect to beneficial ownership of our capital stock:

•                                          each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•                                          each of our executive officers;

•                                          each of our directors; and

•                                          all of our executive officers and directors as a group.

	Common Stock
	Number		Percentage
Shareholders	Series A	Series B	Series A	Series B
5% Shareholders:
Blue Sky Investments, S.à. r.l.(1)	70,201,880	44,857,124	7.6%	50.9%
Funds managed by Indigo(2)	139,380,920	43,194,749	15.1%	49.1%
Harris Associates L.P.(3)	71,959,500	—	7.1%	—%
Named Executive Officers and Directors:
William A. Franke(2)	139,380,920	43,194,749	15.1%	49.1%
All Executive officers and directors as a group (two persons) HSBC trust F/307750(4)	10,433,981	—	1.03%	—%

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

(2)         Consists of 42,194,100 Series B shares and 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 1,000,649 Series B shares and 3,228,630 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, , and 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP.  William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP and Long Bar LatAm II LP, and as such, has voting and dispositive power over these shares.  Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein.

Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at:  c/o Indigo Mexico Coöperatief U.A.; Schiphol Boulevard 231, 1118 Bh Amsterdam, Netherlands.

(3)         Harris Associates L.P. has a principal business address at:  111 South Wacker Drive, Suite 4600 Chicago, Illinois 60606.

(4)         Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 10,433,981 Series A shares, representing 1.03% of our outstanding capital stock.  Such shares are fully paid and held in trust for the benefit of certain of our executive officers.  The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us.  Item 6:  “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2018, 70,971,357 ADSs (equivalent to 709,713,570 shares, or 70.14% of the total outstanding shares of our common stock) were outstanding and held of record by 17 institutional depositary receipts.  We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of our board of directors, and members of his immediate family are shareholders of Aeroman.  We entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017.  This agreement provides that we have to use Aeroman, exclusively for our aircraft repair and maintenance services, subject to availability.  Under this agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft.  We make payments under this agreement depending on the services performed.  This agreement is for a five-year term.  As of December 31, 2016, 2017 and 2018, the balances due under our prior agreement with Aeroman, dated March 6, 2007, were Ps.30.6 million, Ps.16.0 million and Ps.15.0 million, respectively.  We also incurred aircraft and engine maintenance expense under this agreement of Ps.308.7 million, Ps.251.7 million and Ps.346.5 million for the years ended December 31, 2016, 2017 and 2018, respectively. Finally, we also incurred technical support expense under this agreement of Ps.8.1 million, Ps.8.1 million and Ps.4.8 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Human Capital International

Human Capital International HCI, S.A. de C.V. (“Human Capital International”) is a related party because Rodolfo Montemayor Garza, who served as an alternate member of our board of directors until April 19, 2018, is a founder and chairman of the board of directors of Human Capital International. We entered into a professional services agreement with Human Capital International on February 25, 2015, for the selection and hiring of executives.  As of December 31, 2016, 2017 and 2018, we accrued an expense under this agreement of Ps.3.1 million, Ps.0.8 million and Ps.0.3 million, respectively.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, our Chief Executive Officer and a member of our board of directors, and Rodolfo Montemayor, who served as an alternate member of the our board of directors until April 19, 2018, are shareholders of such company.  Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.  As of December 31, 2016, 2017 and 2018, we accrued an expense of Ps.1.7 million, Ps.1.8 million and Ps.2.8 million, respectively, in connection with these services.

One Link, S.A. de C.V.

One Link, S.A. de C.V. (“One Link”) was a related party until December 31, 2017 because Marcho Baldochi, an alternate member of our board of directors, was a director of One Link.  One Link receives calls from the customers to book flights and provides customers with information about fares, schedules and availability.  As of December 31, 2016 and 2017, our balance due under this agreement was Ps.33.8 million and Ps.25.0 million, respectively, and we accrued an expense under this agreement of Ps.168.3 million and Ps.200.0 million for the years ended December 31, 2016 and 2017, respectively.

SearchForce, Inc.

SearchForce, Inc. (“SearchForce”) is a related party because William Dean Donovan, a member of our board of directors, is also a director of SearchForce.  Pursuant to the Company’s agreement with SearchForce, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and implementation of an internet marketing strategy developed for the Company at its request.  As of December 31, 2016, our balance due under this agreement was Ps.0.6 million, and we accrued an expense under this agreement of Ps.3.4 million, Ps.1.9 million and Ps.0 for the years ended December 31, 2016, 2017 and 2018, respectively. SearchForce did not provide services to the Company during 2018.

Mijares, Angoitia, Cortés y Fuentes, S.C.

Mijares, Angoitia, Cortés y Fuentes, S.C. (“Mijares”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of our board of directors since April 2018, are partners of Mijares.  Mijares provides legal services to us. As of December 31, 2018, we accrued an expense of Ps.1.7 million in connection with the legal services provided by Mijares.

Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke, members of our board of directors, are also members of the board of Frontier.  Furthermore, Indigo Partners, one of our significant shareholders, has investments in Frontier as well.  We executed a codeshare agreement with Frontier on January 16, 2018.  As of December 31, 2018, our net balance due under this agreement was Ps.8.3 million and we recognized revenue under this agreement of Ps.8.4 million for the year ended December 31, 2018.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8                 FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-89 are filed as part of this annual report.

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

On March 28, 2019, COFECE served us the ruling dated March 19, 2019 issued by the Board of Commissioners in its meeting held on March 14, 2019, that resolved that no liability is to be imposed against Volaris in the investigation number IO-002-2015.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation).  For the years ended December 31, 2016, 2017 and 2018, we did not allocate any amount to our legal reserve fund.  As of December 31, 2016, our reserve fund was Ps.38.2 million or 1.3% of our capital stock.  As of both December 31, 2017 and 2018, our reserve fund was Ps.291.2 million or 9.8% of our capital stock.

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

On November 13, 2013, NYSE Euronext was acquired by IntercontinentalExchange Group, Inc.  NYSE Euronext continues to operate under its brand name as a wholly-owned subsidiary of IntercontinentalExchange Group, Inc.

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

U.S. Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ADSs.  This discussion deals only with U.S. Holders (as defined below) that hold ADSs as capital assets (generally, property held for investment).  This discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold ADSs as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in Volaris stock, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates or persons whose functional currency is not the U.S. dollar).

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation.  Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2018 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future.  There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules.  Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years.  Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

Fuel.  Our results of operations can vary materially due to changes in the price and availability of fuel.  Fuel expense for the years ended December 31, 2016, 2017 and 2018 represented approximately 28%, 29% and 36%, respectively, of our operating expenses.  Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results.  We source a significant portion of our fuel from refining resources located in Mexico.  Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2018, 2017, and 2016, we did not enter into US Gulf Coast Jet Fuel 54 swap contracts.  These instruments were formally designated and qualified for hedge accounting and accordingly, the effective portion is allocated within other comprehensive income, while the effects of transforming into a fixed jet fuel prices by these hedges are presented as part of jet fuel costs when recognized in the consolidated statements of operations.  Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.

Additionally, during the year ended December 31, 2018, we also entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet Fuel 54 Asian call options designated to hedge approximately 18% of our 2019 projected fuel consumption.  During the year ended December 31, 2017, we entered into US Gulf Coast fuel 54 Asian call options designated to hedge approximately 55% of our 2018 projected fuel consumption.

US Gulf Coast Jet Fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers.  Based on our 2018 annual fuel consumption, a 5% increase in the average price per gallon of the US Gulf Coast Jet Fuel 54, would have increased our fuel budget expense for 2018 by approximately Ps.550 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price.  The fair value of our fuel swaps derivative contracts as of December 31, 2013 and 2014 was a net asset position of Ps.11.1 million and a net liability position of Ps.169.6 million.  All of our US Gulf Coast Jet Fuel 54 swaps positions matured on June 30, 2015, and therefore there was no balance outstanding as of December 31, 2015.  The fair value of our fuel call options as of December 31, 2018, 2017 and 2016 was a net asset position of Ps.48.2 million, Ps.497.4 million and Ps.867.8 million, respectively, and the fair value of our zero-cost collars as of December 31, 2018 was a loss of Ps.(122.9) million and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

We measure our derivative financial instruments at fair value.  We measure the fair value of the derivative instruments based on quoted market prices.  Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements.  However, we do not expect the counterparties to fail to meet their obligations.  As of December 31, 2018, we believe the credit exposure related to these fuel forward contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under swap agreements and the pricing of hedges and other derivative products in the market.  As of December 31, 2018, we had hedged approximately 18% of our projected fuel requirements for the year ended December 31, 2019.

Foreign Exchange.  Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency).  In order to mitigate such risk, we use from time to time derivative financial instruments.  Although 32% of our revenues came from operations in the United States for the year ended December 31, 2018 (compared to 30% in 2017), U.S. dollar denominated collections accounted for 38% and 40% of our total collections in 2018 and 2017.  Our foreign exchange exposure as of December 31, 2016, 2017 and 2018 are a net asset position by, U.S. $584.5 million, U.S. $567.5 million and U.S. $428.5 million, respectively.  During the year ended December 31, 2018, we entered into foreign currency forward contracts in U.S. dollars to hedge approximately 20% of the aircraft rental expense for 2018.  During the year ended December 31, 2016, we did not enter into exchange rate derivatives financial instruments.

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of Ps.2.2 billion , Ps.(793.9) million and Ps.(72.5) million in 2016, 2017 and 2018, respectively.

Interest Rates.  We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates.  We had market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases which ended in 2017, and therefore, no further hedging of interest rates was made during 2017 or 2018. At December 31, 2016, 2017 and 2018, we had derivative financial instruments in the form of interest rate swaps with net liability of Ps.14.1 million, Ps.0.0 and Ps.0.0, respectively.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext and the short-term working capital facility with Bancomext. A hypothetical 100 bps increase in market interest rates as of December 31, 2018 would have increased our debt interest payment in 2018 on our consolidated statements of financial position by Ps.28.9 million.

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:
U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S. $0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S. $0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when

Persons Depositing CPOs or ADR Holders Must Pay:	For:
you deposit or withdraw CPOs

Expenses of the depositary	Conversion of foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

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

Depositary Payments

During 2018, U.S. $476,581 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II.

ITEM 13                                            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                                            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.                                    Use of Proceeds

Not applicable.

ITEM 15                                            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2018, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

ITEM 16C                                   Principal Accountant Fees and Services

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2018 and 2017.  The table below sets forth the fees for services performed by Mancera, S.C. for the years 2018 and 2017 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2018	2017
	(in Pesos)
Audit Fees(1)	15,409,207	11,798,377
Audit-Related Fees(2)	2,502,562	4,366,282
Tax Fees(3)	787,261	251,537
All Other Fees	—	—
Total	18,699,030	16,416,196

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

ITEM 16F                                    Change in Registrant’s Certifying Accountant

During the years ended December 31, 2018, 2017 and 2016 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global Limited, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.  For each of the years ended December 31, 2018, 2017 and 2016, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2018, 2017 and 2016 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	issuer.	information.

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

Rule 4350(h)

Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may request the opinion of a third-party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such

Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	proxy solicitations are to be provided to NASDAQ. Rule 4350(g)

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

ITEM 16H                                  MINE SAFETY DISCLOSURE

Not applicable.

Part III.

ITEM 17                                            FINANCIAL STATEMENTS

Not applicable.

ITEM 18                                            FINANCIAL STATEMENTS

See pages F-1 through F-89.

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

101.INS	XBRL Instance Document

Exhibit Number	Exhibit

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†                 Portions of the exhibit were omitted pursuant to a request for confidential treatment

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	President and Chief Executive Officer

By:	/s/ Sonia Jerez
Name:	Sonia Jerez
Title:	Vice President and Chief Financial Officer

By:	/s/ Jaime Pous
Name:	Jaime Pous
Title:	Senior Vice President - Chief Legal Officer and Corporate Affairs

Date:  April 26, 2019

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2018, 2017 and 2016

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2018, 2017 and 2016

Contents:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated April 25, 2018 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

April 25, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

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

April 25, 2019

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	2018		At December 31,				At January, 1
	(Thousands of U.S.				2017		2017
	dollars*)		2018		Adjusted		Adjusted
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	297,870	Ps.	5,862,942	Ps.	6,950,879	Ps.	7,071,251
Accounts receivable:
Related parties (Note 7)	420		8,266		—		—
Other accounts receivable (Note 8)	25,834		508,479		478,467		427,403
Recoverable value added tax and others	31,100		612,146		400,464		342,348
Recoverable income tax	17,162		337,799		570,361		192,967
Inventories (Note 9)	15,103		297,271		294,850		243,884
Prepaid expenses and other current assets (Note 10)	36,059		709,750		767,713		1,562,526
Financial instruments (Notes 3 and 5)	3,172		62,440		497,403		543,528
Guarantee deposits (Note 11)	40,169		790,635		1,352,893		1,167,209
Total current assets	466,889		9,189,728		11,313,030		11,551,116

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)	293,772		5,782,282		4,375,697		2,525,008
Intangible assets, net (Note 13)	9,100		179,124		190,420		114,041
Financial instruments (Notes 3 and 5)	—		—		—		324,281
Deferred income taxes (Note 19)	30,143		593,302		562,445		559,083
Guarantee deposits (Note 11)	321,980		6,337,496		6,098,252		6,559,878
Other assets	7,863		154,757		126,423		148,364
Other long-term assets	3,757		73,962		—		—
Total non-current assets	666,615		13,120,923		11,353,237		10,230,655
Total assets	US$	1,133,504	Ps.	22,310,651	Ps.	22,666,267	Ps.	21,781,771

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	123,890	Ps.	2,438,516	Ps.	2,293,309	Ps.	2,228,051
Suppliers	55,149		1,085,499		1,077,438		861,805
Related parties (Note 7)	903		17,775		40,931		65,022
Accrued liabilities (Note 15a)	117,787		2,318,392		2,050,973		1,785,439
Other taxes and fees payable (Note 1q)	98,160		1,932,082		1,245,247		1,476,242
Income taxes payable	207		4,065		111,292		196,242
Financial instruments (Notes 3 and 5)	6,246		122,948		—		14,144
Financial debt (Note 5)	61,590		1,212,259		2,403,562		1,051,237
Other liabilities (Note 15c)	5,981		117,724		280,744		284,200
Total short-term liabilities	469,913		9,249,260		9,503,496		7,962,382

Long-term liabilities:
Financial debt (Note 5)	117,409		2,310,939		1,079,152		943,046
Accrued liabilities (Note 15b)	6,972		137,233		199,848		169,808
Other liabilities (Note 15c)	16,661		327,934		216,702		136,555
Employee benefits (Note 16)	922		18,153		19,289		13,438
Deferred income taxes (Note 19)	55,655		1,095,452		1,616,282		1,836,950
Total long-term liabilities	197,619		3,889,711		3,131,273		3,099,797
Total liabilities	667,532		13,138,971		12,634,769		11,062,179

Equity (Note 18):
Capital stock	151,073		2,973,559		2,973,559		2,973,559
Treasury shares	(6,232)		(122,661)		(85,034)		(83,365)
Contributions for future capital increases	—		1		1		1
Legal reserve	14,794		291,178		291,178		38,250
Additional paid-in capital	93,333		1,837,073		1,804,528		1,800,613
Retained earnings	216,730		4,265,876		4,948,376		5,853,092
Accumulated other comprehensive income	(3,726)		(73,346)		98,890		137,442
Total equity	465,972		9,171,680		10,031,498		10,719,592
Total liabilities and equity	US$	1,133,504	Ps.	22,310,651	Ps.	22,666,267	Ps.	21,781,771

*Convenience translation to U.S. dollars (Ps. 19.6829) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	2018 (Thousands of U.S. dollars*, except		For the years ended December 31,
	for earnings				2017		2016
	per share)		2018		Adjusted		Adjusted
Operating revenues (Notes 1d and 24):
Passenger revenues:
Fare revenues	US$	939,285	Ps.	18,487,858	Ps.	17,791,317	Ps.	17,790,130
Other passenger revenues	400,982		7,892,497		6,098,504		4,919,452
	1,340,267		26,380,355		23,889,821		22,709,582
Non- passenger revenues
Other non-passenger revenues (Note 1d)	35,430		697,357		727,392		590,355
Cargo	11,555		227,438		170,973		171,623
	1,387,252		27,305,150		24,788,186		23,471,560

Other operating income (Note 20)	(31,600)		(621,973)		(96,765)		(496,742)
Fuel	514,913		10,134,982		7,255,636		5,741,403
Aircraft and engine rent expenses (Note 14c)	320,833		6,314,930		6,072,502		5,590,058
Landing, take-off and navigation expenses	232,840		4,582,967		4,009,915		3,272,051
Salaries and benefits	158,787		3,125,393		2,823,647		2,419,537
Sales, marketing and distribution expenses	76,269		1,501,203		1,691,524		1,413,348
Maintenance expenses	77,104		1,517,626		1,433,147		1,344,110
Other operating expenses (Note 20)	57,406		1,129,911		1,088,440		952,452
Depreciation and amortization (Notes 12 and 13)	25,435		500,641		548,687		536,543
Operating (loss) income	(44,735)		(880,530)		(38,547)		2,698,800

Finance income (Note 21)	7,753		152,603		105,795		102,591
Finance cost (Note 21)	(6,114)		(120,334)		(86,357)		(35,116)
Foreign exchange (loss) gain, net	(3,682)		(72,475)		(793,854)		2,169,505

(Loss) income before income tax	(46,778)		(920,736)		(812,963)		4,935,780
Income tax benefit (expense) (Note 19)	12,104		238,236		161,175		(1,457,182)
Net (loss) income	US$	(34,674)	Ps.	(682,500)	Ps.	(651,788)	Ps.	3,478,598

(Loss) Earnings per share basic:	US$	(0.034)	Ps.	(0.674)	Ps.	(0.644)	Ps.	3.438
(Loss) Earnings per share diluted:	US$	(0.034)	Ps.	(0.674)	Ps.	(0.644)	Ps.	3.438

*Convenience translation to U.S. dollars (Ps. 19.6829) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	2018		For the years ended December 31,
	(Thousands of				2017		2016
	U.S. dollars*)		2018		Adjusted		Adjusted
Net (loss) income for the year	US$	(34,674)	Ps.	(682,500)	Ps.	(651,788)	Ps.	3,478,598
Other comprehensive (loss) income:
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges (Note 22)	(14,413)		(283,691)		(42,148)		624,694
Income tax effect (Note 19)	4,324		85,107		12,017		(187,408)
Exchange differences on translation of foreign operations	1,126		22,156		(7,178)		(4,756)
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) of employee benefits (Note 16)	304		5,989		(1,776)		(442)
Income tax effect (Note 19)	(91)		(1,797)		533		132
Other comprehensive (loss) income for the year, net of tax	US$	(8,750)	Ps.	(172,236)	Ps.	(38,552)	Ps.	432,220
Total comprehensive (loss) income for the year, net of tax	US$	(43,424)	Ps.	(854,736)	Ps.	(690,340)	Ps.	3,910,818

*Convenience translation to U.S. dollars (Ps. 19.6829) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 (adjusted) and 2016 (adjusted)

(In thousands of Mexican pesos)

Capital stock	Treasury shares	Contributions for future capital increases	Legal Reserve	Additional paid-in capital	Retained earnings (Accumulated losses)	Remeasurement of employee benefits	Cash flow hedges	Exchange differences on translation of foreign operations	Total equity
Balance as of December 31, 2015	Ps.	2,973,559	Ps.	(91,328)	Ps.	1	Ps.	38,250	Ps.	1,791,040	Ps.	2,374,494	Ps.	(2,304)	Ps.	(292,474)	Ps.	—	Ps.	6,791,238
Treasury shares	—	(17,025)	—	—	17,025	—	—	—	—	—
Exercise of stock options (Note 17)	—	17,536	—	—	—	—	—	—	—	17,536
Forfeited shares from incentive plan	—	963	—	—	(963)	—	—	—	—	—
Long-term incentive plan cost (Note 17)	—	6,489	—	—	(6,489)	—	—	—	—	—
Net income for the period	—	—	—	—	—	3,519,489	—	—	—	3,519,489
IFRS 15 adoption (Note 1x)	(40,891)	(40,891)
Other comprehensive (loss) income items	—	—	—	—	—	—	(310)	437,286	(4,756)	432,220
Total comprehensive income (loss)	—	—	—	—	—	3,478,598	(310)	437,286	(4,756)	3,910,818
Balance as of December 31, 2016	2,973,559	(83,365)	1	38,250	1,800,613	5,853,092	(2,614)	144,812	(4,756)	10,719,592
Legal reserve increase (Note 18)	—	—	—	252,928	—	(252,928)	—	—	—	—
Treasury shares	—	(10,108)	—	—	10,108	—	—	—	—	—
Exercise of stock options (Note 17)	—	638	—	—	—	—	—	—	—	638
Long-term incentive plan cost (Note 17)	—	7,801	—	—	(6,193)	—	—	—	—	1,608
Net loss for the period	—	—	—	—	—	(594,599)	—	—	—	(594,599)
IFRS 15 adoption (Note 1x)	(57,189)	(57,189)
Other comprehensive (loss)items	—	—	—	—	—	—	(1,243)	(30,131)	(7,178)	(38,552)
Total comprehensive (loss)	—	—	—	—	—	(651,788)	(1,243)	(30,131)	(7,178)	(690,340)
Balance as of December 31, 2017	2,973,559	(85,034)	1	291,178	1,804,528	4,948,376	(3,857)	114,681	(11,934)	10,031,498
Treasury shares	—	(57,320)	—	—	41,590	—	—	—	—	(15,730)
Exercise of stock options (Note 17)	—	10,648	—	—	—	—	—	—	—	10,648
Long-term incentive plan cost (Note 17)	—	9,045	—	—	(9,045)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(682,500)	—	—	—	(682,500)
Other comprehensive gain (loss) items	—	—	—	—	—	—	4,192	(198,584)	22,156	(172,236)
Total comprehensive (loss)	—	—	—	—	—	(682,500)	4,192	(198,584)	22,156	(854,736)
Balance as of December 31, 2018	Ps.	2,973,559	Ps.	(122,661)	Ps.	1	Ps.	291,178	Ps.	1,837,073	Ps.	4,265,876	Ps.	335	Ps.	(83,903)	Ps.	10,222	Ps.	9,171,680
US$	151,073	US$	(6,232)	US$	—	US$	14,793	US$	93,333	US$	216,730	US$	17	US$	(4,263)	US$	520	US$	465,971

*Convenience translation to U.S. dollars (Ps. 19.6829) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)				2017		2016
	2018		2018		Adjusted		Adjusted
Operating activities
(Loss) income before income tax	US$	(46,778)	Ps.	(920,736)	Ps.	(812,963)	Ps.	4,935,780
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (Notes 12 and 13)	25,435		500,641		548,687		536,543
Provision for doubtful accounts (Note 8)	540		10,621		4,720		9,164
Finance income (Note 21)	(7,753)		(152,603)		(105,795)		(102,591)
Finance cost (Note 21)	6,114		120,334		86,357		35,116
Net foreign exchange differences	7,142		140,575		504,366		(1,054,333)
Financial instruments (Notes 4 and 22)	(23,117)		(455,009)		50,007		353,943
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)	(30,829)		(606,812)		(64,978)		(483,565)
Employee benefits (Note 16)	325		6,401		4,657		3,122
Aircraft and engine lease extension benefit and other benefits from service agreements	(4,945)		(97,330)		(100,580)		(82,178)
Management incentive and long-term incentive plans (Note 17)	656		12,919		8,783		4,826
Cash flows from operating activities before changes in working capital	(73,210)		(1,440,999)		123,261		4,155,827
Changes in operating assets and liabilities:
Related parties	(1,596)		(31,422)		(24,091)		50,706
Other accounts receivable	87		1,711		139,774		(157,370)
Recoverable and prepaid taxes	974		19,168		(438,966)		(361,377)
Inventories	(123)		(2,421)		(50,966)		(80,811)
Prepaid expenses	(305)		(6,001)		726,020		(1,027,040)
Other assets	(571)		(11,228)		21,941		19,540
Guarantee deposits	11,788		232,019		57,425		(1,957,350)
Suppliers	712		14,022		196,082		136,178
Accrued liabilities	18,961		373,203		289,920		231,656
Other taxes and fees payable	28,359		558,174		353,014		523,524
Unearned transportation revenue	7,377		145,207		65,258		237,204
Financial instruments	41,033		807,644		126,053		(450,902)
Other liabilities	(1,976)		(38,875)		11,198		528,365
	31,510		620,202		1,595,923		1,848,150
Interest received	7,753		152,602		105,795		102,591
Income tax paid	(10,517)		(207,004)		(715,849)		(972,009)
Net cash flows provided by operating activities	28,746		565,800		985,869		978,732

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)	(139,368)		(2,743,155)		(2,521,752)		(2,198,697)
Acquisitions of intangible assets (Note 13)	(3,608)		(71,007)		(130,908)		(60,792)
Pre-delivery payments reimbursements (Note 12)	33,957		668,365		213,947		1,733,093
Proceeds from disposals of rotable spare parts, furniture and equipment	38,429		756,402		178,273		498,438
Net cash flows used in investing activities	(70,590)		(1,389,395)		(2,260,440)		(27,958)

Financing activities
Proceeds from exercised stock options (Note 17)	541		10,648		638		20,186
Treasury shares purchase	(2,912)		(57,320)		(10,108)		(17,025)
Interest paid	(8,899)		(175,170)		(105,388)		(39,350)
Other finance interest paid	(1,451)		(28,567)		—		(137,830)
Payments of financial debt	(60,641)		(1,193,589)		(924,867)		(1,531,460)
Proceeds from financial debt	61,416		1,208,846		2,438,025		1,716,244
Net cash flows (used in) provided by financing activities	(11,946)		(235,152)		1,398,300		10,765

(Decrease) increase in cash and cash equivalents	(53,790)		(1,058,747)		123,729		961,539
Net foreign exchange differences on cash balance	(1,483)		(29,190)		(244,101)		952,399
Cash and cash equivalents at beginning of year	353,143		6,950,879		7,071,251		5,157,313
Cash and cash equivalents at end of year	US$	297,870	Ps.	5,862,942	Ps.	6,950,879	Ps.	7,071,251

*Convenience translation to U.S. dollars (Ps. 19.6829) — Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Vice-president and Chief Financial Officer, Sonia Jerez Burdeus, on April 11, 2019. Those consolidated financial statements and notes were approved by the Company´s Board of Directors and by the Shareholders on April 24, 2019. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on Form 20-F by the Company´s Chief Executive Officer and Vice-president and Chief Financial Officer on April 25, and subsequent events were considered through that date (Note 25).

a)        Relevant events

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation. (Note 18)

New code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. The related commitments for the acquisitions of such aircraft are disclosed in Note 23.

b)  Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2018, 2017 and 2016 and for each of the three years in the period ended December 31, 2018 and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Company has consistently applied its accounting policies to all periods presented in these consolidated financial statements, and provide comparative information in respect of the previous period.

The Company presents an additional statement of financial position at January 1 2017, due to a retrospective application of accounting policies as a result of the adoption of IFRS 15 “Revenue from contracts with customers” See Note 1 x.

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

c)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2018, 2017 and 2016, for accounting purposes the companies included in the consolidated financial statements are as follows:

	Principal		% Equity interest
Name	Activities	Country	2018	2017	2016
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%	100%
Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%	100%
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	—	—
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”)**	Loyalty Program	México	100%	—	—
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)(1)	Travel agency	Mexico	100%	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust (Note 17)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	—	—

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

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

d)  Revenue recognition

As of January 1, 2018, the Company adopted IFRS 15 using the full retrospective method of adoption, in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the new standard, certain ancillaries are recognized when the Company satisfies its performance obligations which is typically when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.

Also, certain complementary services including re-accommodation in other airlines provided to customers are recorded as a reduction of revenues.

The classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation See Note 1 x.

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, since customer simultaneously receives and consumes the benefits provided by the Company.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company concluded that the timing of satisfaction of revenue from advertising spaces is to be recognized over time because the customer simultaneously receives and consumes the benefits provided by the Company.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers.  No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all of the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions (Note 10). The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours.

The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company does not have any obligations for returns, refunds and other similar obligations. All revenues from the Company related to future services, or services are rendered through a period of time less than 12 months.

Breakdown of revenues:

As of December 31, 2018, 2017 and 2016, the revenues from customers of contracts is described as follows:

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2018	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	12,336,095	Ps.	6,151,763	Ps.	—	Ps.	—	Ps.	18,487,858
Other Passenger Revenues	5,182,572		2,598,375		68,264		43,286		7,892,497
	17,518,667		8,750,138		68,264		43,286		26,380,355
Non-Passenger Revenues
Other Non-Passenger revenues	685,219		12,138		—		—		697,357
Cargo	221,324		6,114		—		—		227,438
Total	Ps.	18,425,210	Ps.	8,768,390	Ps.	68,264	Ps.	43,286	Ps.	27,305,150

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2017 (Adjusted)	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	12,284,795	Ps.	5,506,522	Ps.	—	Ps.	—	Ps.	17,791,317
Other Passenger Revenues	4,087,664		1,992,696		11,283		6,861		6,098,504
	16,372,459		7,499,218		11,283		6,861		23,889,821
Non-Passenger Revenues
Other Non-Passenger revenues	723,297		4,095		—		—		727,392
Cargo	165,907		5,066		—		—		170,973
Total	Ps.	17,261,663	Ps.	7,508,379	Ps.	11,283	Ps.	6,861	Ps.	24,788,186

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2016 (Adjusted)	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	11,701,014	Ps.	6,089,116	Ps.	—	Ps.	—	Ps.	17,790,130
Other Passenger Revenues	3,238,826		1,680,626		—		—		4,919,452
	14,939,840		7,769,742		—		—		22,709,582
Non-Passenger Revenues
Other Non-Passenger revenues	587,270		3,085		—		—		590,355
Cargo	166,934		4,689		—		—		171,623
Total	Ps.	15,694,044	Ps.	7,777,516	Ps.	—	Ps.	—	Ps.	23,471,560

Transactions from unearned transportation revenues.

			2017		2016
	2018		Adjusted		Adjusted
January 1,	Ps.	2,293,309	Ps.	2,228,051	Ps.	1,957,254
Deferred	26,254,391		23,714,649		22,778,110
Recognized in revenue during the year	(26,109,184)		(23,649,391)		(22,507,313)
December 31,	Ps.	2,438,516	Ps.	2,293,309	Ps.	2,228,051

The performance obligations related to contract liability are recognized over the 12 following months and are related to the scheduled flights and other passenger services purchased by the client in advance.

e)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

f)  Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i)  Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

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

b)                 The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired in the Cash Generating Units (CGU). An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Further disclosures related to impairment of financial assets are also provided in Note 2vi) and Note 8.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables. For the years ended December 31, 2018, 2017 and 2016, the Company recorded expected credit losses on accounts receivable of Ps.10,621, Ps.4,720 and Ps.9,164, respectively (Note 8).

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings (Note 5).

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. During the years ended December 31, 2018, 2017 and 2016 the Company has did not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

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

h)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification and expensed when used in operations.

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

Substantially all these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. These deposits are recorded as a monetary asset and are revaluated in order to record the foreign currency changes at each reported period. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made. For the years ended December 31, 2018, 2017 and 2016, the Company expensed as supplemental rent Ps.87,019, Ps.103,648 and Ps.143,923, respectively.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as supplemental rent in the consolidated statements of operations. The Company records lease payment as supplemental rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

During the year ended December 31, 2018, 2017 and 2016, the Company added ten, five and 17 new net aircraft to its fleet, respectively. Some lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some lease agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period.

The maintenance adjustment covers maintenance events that are not expected to be made before the termination of the contract; for such agreements the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made, Note 15c). The Company recognizes supplemental rent as incurred in the consolidated statement of operations.

For the years ended December 31, 2018, 2017 and 2016, the Company expensed as supplemental rent for these maintenance tasks Ps.212,582, Ps.162,108 and Ps.201,434, respectively.

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

During the years ended December 31, 2018, 2017 and 2016, the Company extended the lease term of two, three and two aircraft agreements, respectively. Additionally, the Company extended the lease term of two spare engines in 2018 and two spare engines during 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.0, Ps.65,716 and Ps.92,528 during 2018, 2017 and 2016, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the statement of financial position and are being recognized on a straight-line basis over the remaining revised lease terms. For the years ended December 31, 2018, 2017 and 2016, the Company amortized Ps.84,637, Ps.88,224 and Ps.74,748, respectively, of lease incentives which was recognized as a reduction of rent expenses in the consolidated statements of operations.

k)  Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are currently serviced by  Company mechanics and are primarily completed at the main airports that the Company currently serves.

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

During the years ended December 31, 2018, 2017 and 2016, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.676,457, Ps.529,331 and Ps.226,526, respectively (Note 12).

For the years ended December 31, 2018, 2017 and 2016, the amortization of major maintenance leasehold improvement costs was Ps.313,464, Ps.382,745 and Ps.404,659 respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded monthly as incurred in the consolidated statements of operations.

l)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts (Note 12d).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

During the years ended December 31, 2018, 2017 and 2016, the Company capitalized borrowing costs which amounted to Ps.357,920 Ps.193,389 and Ps.95,445, respectively (Note 21). The rate used to determine the amount of borrowing cost was 4.41%, 3.30% and 2.88%, for the years ended December 31, 2018, 2017 and 2016, respectively.

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

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment is impaired in the Cash Generating Unit (CGU). The Company identified only one CGU, which is the fleet. The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

During 2018, the Company performed its annual impairment test. The recoverable amount of rotable spare parts, furniture and equipment assets was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the fair value less costs of disposal did not exceed the value in use. Consequently, for the years ended December 31, 2018, 2017 and 2016, there were no impairment charges recorded in respect of the Company’s value of rotable, spare parts, furniture and equipment.

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

•             Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

For the year ended December 31, 2018, 2017 and 2016, the exchange rates of local currencies translated to functional currencies are as follows:

			Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies
Country	Local currency	Functional currency	Average exchange rate for 2018		Exchange rate as of 2018		Average exchange rate for 2017		Exchange rate as of 2017		Average exchange rate for 2016		Exchange rate as of 2016
Costa Rica	Colon	U.S. dollar	₵.	580.8534	₵.	609.6100	₵.	572.2000	₵.	572.5600	₵.	564.3332	₵.	561.1000
Guatemala	Quetzal	U.S. dollar	Q.	7.5337	Q.	7.7440	Q.	7.3509	Q.	7.3448	Q.	7.4931	Q.	7.5221

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2018, 2017 and 2016, were Ps.19.6829, Ps.19.7354 and Ps.20.6640, respectively, per U.S. dollar.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the year ended December 31, 2018, 2017 and 2016, were Ps.22,156, Ps.(7,178) and Ps.(4,756), respectively.

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

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2018, 2017 and 2016, the Company expensed as supplemental rent Ps.659,106, Ps.851,410 and Ps.933,730, respectively.

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

For the years ended December 31, 2018, 2017 and 2016, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2018. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

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

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2018, 2017 and 2016 the Company expensed Ps.67,680, Ps.48,384 and Ps.40,829, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2018, 2017 and 2016 the Company recorded an expense for an amount of Ps.50,000, Ps.0, and Ps.53,738, respectively, under the caption salaries and benefits.

v)  Long-term incentive plan (“LTIP”) and long term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi)  Share-based payments

a)  LTIP

• Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17).

During the years ended December 31, 2018, 2017 and 2016, the Company expensed Ps19,980, Ps.13,508 and Ps.7,816, respectively, related to RSUs granted under the LTIP and LTRP. The expenses were recorded under the caption salaries and benefits.

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

During the years ended December 31, 2018, 2017 and 2016, the Company recorded a (benefit) expense for Ps.(186), Ps.(8,999), Ps.31,743, respectively, related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

b)  Management incentive plan (“MIP”)

• MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17). The total cost of this plan has been totally recognized during the required service period.

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

During the years ended December 31, 2018, 2017 and 206, the Company recorded a (benefit) expense for Ps.(5,052), Ps.(16,499) and Ps.54,357, respectively, related to MIP II into the consolidated statement of operations.

c)  Board of Directors Incentive Plan (BODIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii)  Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 2018, 2017 and 2016, the employee profit sharing is Ps.14,106, Ps.8,342 and Ps.9,967, respectively, and is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

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

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases. If a sale and lease back transaction is at fair value and results as an operating lease, any profit or loss is recognized immediately.

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

In accordance with IFRS 9, derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2018, 2017 and 2016, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

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

v)  Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America) Note 24.

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

x) Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2018. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective different from IFRS 9  that was adopted in the 2014 consolidated financial statements.

Although these new standards and amendments applied for the first time in 2018, except for IFRS 15, they did not have a material impact on the annual consolidated financial statements of the Company. The nature and the impact of these changes to each new standard and amendment are described below:

IFRIC 22 — Foreign Currency Transactions and Advance Considerations

IFRIC 22 clarifies that the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration.

This interpretation does not have any impact on the Company’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and amended in April 2016 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard will supersede all current revenue recognition requirements under IFRS. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

In 2018, the Company modified certain amounts in the consolidated statements of financial position as of December 31, 2017 and in the consolidated statements of operations for the years period ended December 31, 2017 and 2016 as required by IAS 1 Presentation of Financial Statements, as part of the effect of adopting IFRS 15 is, as follows:

Impact of adoption on the consolidated statements of financial position

	As previously reported as of December 31, 2017		Adjustment		Adjusted As of December 31, 2017
Short-term liabilities
Unearned transportation revenue	Ps.	2,161,636	Ps.	131,673	Ps.	2,293,309

Equity
Retained earnings	Ps.	5,080,049	Ps.	(131,673)	Ps.	4,948,376

	As previously reported as of December 31, 2016		Adjustment		Adjusted As of December 31, 2016
Short-term liabilities
Unearned transportation revenue	Ps.	2,153,567	Ps.	74,484	Ps.	2,228,051

Equity
Retained earnings	Ps.	5,927,576	Ps.	(74,484)	Ps.	5,853,092

Impact of adoption on the consolidated statements of operations

	As previously reported as of December 31, 2017		Adjustment		Adjusted As of December 31, 2017
Operating revenues
Passenger revenues
Fare revenues	Ps.	17,791,317	Ps.	—	Ps.	17,791,317
Other passenger revenues		—		6,098,504		6,098,504
	Ps.	17,791,317	Ps.	6,098,504	Ps.	23,889,821
Non- passenger revenues
Other non-passenger revenues	Ps.	6,883,085	Ps.	(6,155,693)	Ps.	727,392
Cargo		170,973		—		170,973
	Ps.	7,054,058	Ps.	(6,155,693)	Ps.	898,365
	Ps.	24,845,375	Ps.	(57,189)*	Ps.	24,788,186

Operating expenses	Ps.	24,826,733		—	Ps.	24,826,733
Operating income (loss)		18,642		(57,189)		(38,547)
Net loss	Ps.	(594,599)	Ps.	(57,189)	Ps.	(651,788)

	As previously reported as of December 31, 2016		Adjustment		Adjusted As of December 31, 2016
Operating revenues
Passenger revenues
Fare revenues	Ps.	17,790,130	Ps.	—	Ps.	17,790,130
Other passenger revenues		—		4,919,452		4,919,452
	Ps.	17,790,130	Ps.	4,919,452	Ps.	22,709,582
Non- passenger revenues
Other non-passenger revenues	Ps.	5,550,698	Ps.	(4,960,343)	Ps.	590,355
Cargo		171,623		—		171,623
	Ps.	5,722,321	Ps.	(4,960,343)	Ps.	761,978
	Ps.	23,512,451	Ps.	(40,891)*	Ps.	23,471,560

Operating expenses	Ps.	20,772,760	Ps.	—	Ps.	20,772,760
Operating income (loss)		2,739,691		(40,891)		2,698,800
Net income	Ps.	3,519,489	Ps.	(40,891)	Ps.	3,478,598

Impact on basic and diluted earnings per share (EPS)

	As previously reported as of December 31, 2017		As Adjusted
Loss per share	Ps.	(0.588)	Ps.	(0.644)

	As previously reported as of December 31, 2016		As Adjusted
Earnings per share	Ps.	3.478	Ps.	3.438

* The nature of the adjustments is described as follows:

The main impact of the IFRS 15 adoption, is the timing of recognition of certain air travel-related services (“ancillaries”). Under IAS 18, certain ancillaries, such as channel fee, itinerary changes and more flexibility, were recognized as revenue at the time of the booking by customer (or when the service was provided); however, under IFRS 15, those ancillaries are recognized when the air transportation service is rendered (at the time of the flight) or at ticket expiration.

This change arises primarily because those ancillaries do not constitute separate performance obligations but represent administrative tasks that do not constitute a distinct performance obligation and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also, certain complimentary services including re-accommodation in other airlines provided to customers are recorded as reduction to revenues.

Additionally, the classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed upon adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation services.

The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designed and implemented specific controls over its evaluation of the impact of the new guidance on the Company, including the cumulative effect calculation, disclosure requirements and the collection of relevant data into the reporting process.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the consolidated financial statements.

New amended standards and interpretations not yet effective

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees — leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than the functional currency of the Company (which is the Mexican Peso) the lease liability will be remeasured with a charge to foreign exchange of the period.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain relief.

Transition to IFRS 16

The Company adopted IFRS 16 on the mandatory date January 1, 2019, through the full retrospective method starting on January 1, 2017.The Company applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4, see Note 14 for more information on the Company´s lease agreements.

During 2018, the Company performed a detailed impact assessment of IFRS 16.  In summary, the impact of IFRS 16 adoption is expected to be as follows:

The estimated impact on the statements of financial situation as of January 1, 2017, December 31, 2017 and December 31, 2018:

	As of January 1, 2017		As of December 31, 2017		As of December 31, 2018
Assets
Property, plant and equipment (Right-of-use-assets)	Ps.	23,709,968	Ps.	25,075,501	Ps.	31,985,598
Deferred income tax		2,699,552	2,231,702		2,271,031
Prepaid expenses		(266,959)	—		—

Liabilities
Lease liabilities	Ps.	32,639,927	Ps.	32,436,015	Ps.	39,463,811

Equity
Retained Earnings	Ps.	6,497,366

The estimated impact on the statements of operations for the years ended December 31, 2017 and 2018:

	For the year ended December 31, 2017		For the year ended December 31, 2018
Depreciation expense	Ps.	3,522,738	Ps.	4,123,513
Operating lease expense	(5,038,920)		(5,718,657)
Operating income	(1,516,182)		(1,595,144)
Financial costs	1,381,027		1,682,420
Foreign exchange (gain) loss	(1,434,290)		30,423
Income tax expense (benefit)	467,850		(39,328)
Net (income) loss	Ps.	(1,101,595)	Ps.	78,371

Due to the adoption of IFRS 16, the Company operating profit will improve, while its interest expense will increase. This is due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17.

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

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

y)  Convenience translation

U.S. dollar amounts at December 31, 2018 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6829 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent that the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

ii)  LTIP, LTRP and MIP (equity settled)

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized in earnings, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

Tax losses relate to operations of the Company on a stand-alone basis, in conformity with current Tax Law and may be carried forward against taxable income generated in the succeeding years at each country and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 19).

During the years ended December 31, 2018, 2017 and 2016, the Company used Ps.154,353, Ps.16,378 and Ps.195,116, respectively, of the available tax loss carry-forwards (Note 19).

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

v)  Impairment of long-lived assets

The Company assesses whether there are indicators of impairment for long-lived assets annually and at other times when such indicators exist in the related CGU. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi)  Allowance for expected credit loss

An allowance for expected credit loss on accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

3.  Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes.

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

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2018, 2017 and 2016 represented 36%, 29% and 28%, of the Company’s operating expenses, respectively.

During the year ended December 31, 2018, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet fuel 54 Asian call options designated to hedge 45.6 thousand gallons. Such hedges represent a portion of the projected consumption for the next twelve months.  Additionally, as of December 31, 2017, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 61.1 million gallons. Such hedges represented a portion of the projected consumption for the next nine months of operations.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss. The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call and Zero-Cost collar options.

As of December 31, 2018, 2017 and 2016, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.48,199, Ps.497,403 and Ps.867,809, respectively, as for the Zero-Cost collars it was a (loss) of Ps.(122,948) and is presented as part of the financial assets in the consolidated statement of financial position. (See Note 5). The Company did not hold any position in Zero-Cost collars for the periods ended 2017 and 2016.

The amount of cost of hedging derived from the extrinsic value changes of these options as of December 31, 2018 recognized in other comprehensive income totals Ps.134,096 (the positive cost of hedging in December 2017 and 2016 totals Ps.163,836 and Ps.218,038, respectively), and will be recycled to the fuel cost during 2019, as these options expire on a monthly basis and the jet fuel is consumed. During the years ended December 31, 2018, 2017 and 2016, the net (positive) /negative cost of these options recycled to the fuel cost was Ps.(402,493), Ps.26,980 and Ps.305,166, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2018
	Jet fuel Asian call and Zero-Cost collars option contracts maturities
	1 Half 2019		2 Half 2019		2019 Total
Jet fuel risk Asian Calls
Notional volume in gallons (thousands)*	12,790		13,842		26,632
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.84	US$	1.84	US$	1.84
Approximate percentage of hedge (of expected consumption value)	10%		10%		10%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*	18,963		—		18,963
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.91/2.46	US$	—	US$	1.91/2.46
Approximate percentage of hedge (of expected consumption value)	15%		—%		15%
All-in
Approximate percentage of hedge (of expected consumption value)	25%		10%		18%

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

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

The following table illustrates the sensitivity of US Gulf Coast Jet Fuel 54 Zero Cost Collars to a reasonably possible change in fuel prices, with all other variables held constant, on the caption of accumulated other comprehensive income. The calculations were made considering a parallel movement of +/-5% in the spot price of the US Gulf Coast Jet 54 as of December 31, 2018:

Sensitivity of position as of December 31, 2018
effect on equity (thousands of U.S. dollars)
US Gulf Coast Jet Fuel 54 spot level
+5%	1.67
-5%	-1.51

b)  Foreign currency risk

Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, although 32% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2018 (30% at December 31, 2017 and 33% at December 31, 2016) and U.S. dollar denominated collections accounted for 38%, 40% and 38%, of the Company’s total collections in 2018, 2017 and 2016, respectively.

Company’s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso /U.S. dollar exchange rate. The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2018, 2017 and 2016 is as set forth below:

	Thousands of U.S. dollars
	2018		2017		2016
Assets:
Cash and cash equivalents	US$	279,829	US$	344,038	US$	297,565
Other accounts receivable	10,957		13,105		11,619
Aircraft maintenance deposits paid to lessors	329,983		352,142		343,787
Deposits for rental of flight equipment	32,166		25,343		30,025
Derivative financial instruments	3,172		25,204		41,996
Total assets	656,107		759,832		724,992

Liabilities:
Financial debt (Note 5)	155,455		128,296		76,789
Foreign suppliers	51,012		53,729		56,109
Taxes and fees payable	14,823		10,304		6,874
Derivative financial instruments	6,246		—		684
Total liabilities	227,536		192,329		140,456
Net foreign currency position	US$	428,571	US$	567,503	US$	584,536

At April 25, 2019, date of issuance of these financial statements, the exchange rate was Ps.18.9578 per U.S. dollar.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

	Thousands of U.S. dollars
	2018		2017		2016
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments (Note 14)	US$	2,334,767	US$	1,840,316	US$	1,727,644
Aircraft and engine commitments (Note 23)	1,070,187		1,123,377		315,326
Total	US$	3,404,954	US$	2,963,693	US$	2,042,970

During the year ended December 31, 2018 and 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 20% and 9% of its future 12 and 6 months of aircraft rental expenses. A portion of the Company’s position foreign currency forwards matured throughout the fourth quarter of 2018 (November & December), all of the Company’s position in foreign currency forward contracts from 2017 matured throughout the second half of the year (August, September, November and December), therefore there was no outstanding balance as of December 31, 2017.

As of December 31, 2018, the unrealized gains of Ps.14,241 relating to the foreign currency forward contracts is included in OCI.

For the year ended December 31, 2018, the net loss on the foreign currency forward contracts is Ps.52,516, which was recognized as part of rental expense in the consolidated statements of operations. For the year ended December 31, 2017, the net loss on the foreign currency forward contracts was Ps.11,290 which was recognized as part of rental expense in the consolidated statements of operations.

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

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

During the years ended December 31, 2018 and 2017, the Company did not have any interest rate swaps.  As of December 31, 2016, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$ 70 million and fair value of Ps.14,144, respectively, recorded in liabilities. For the years ended December 31, 2017 and 2016, the reported loss on the interest rate swaps was Ps.13,827 and Ps.48,777, respectively, which was recognized as part of rental expense in the consolidated statements of operations. All the Company’s position in the form of interest rate swaps matured on March 31 and April 30, 2017 consequently there is no outstanding balance as of December 31, 2018 and 2017.

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

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2018
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	734,635	Ps.	2,310,939	Ps.	3,045,574
Short-term working capital facilities (Note 5)	461,260		—		461,260

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts	122,948		—		122,948
Total	Ps.	1,318,843	Ps.	2,310,939	Ps.	3,629,782

	December 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,449,236	Ps.	1,079,152	Ps.	2,528,388
Short-term working capital facilities (Note 5)	948,354		—		948,354
Total	Ps.	2,397,590	Ps.	1,079,152	Ps.	3,476,742

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Short-term working capital facilities (Note 5)	716,290		—		716,290

Derivative financial instruments:
Interest rate swaps contracts	14,144		—		14,144
Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

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

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2018, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2018 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 18).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount						Fair value
	2018		2017		2016		2018		2017		2016
Assets
Derivative financial instruments	Ps.	62,440	Ps.	497,403	Ps.	867,809	Ps.	62,440	Ps.	497,403	Ps.	867,809

Liabilities
Financial debt	(3,506,834)		(3,476,742)		(1,988,181)		(3,515,550)		(3,481,741)		(1,988,445)
Derivative financial instruments	(122,948)		—		(14,144)		(122,948)		—		(14,144)
Total	Ps.	(3,567,342)	Ps.	(2,979,339)	Ps.	(1,134,516)	Ps.	(3,576,058)	Ps.	(2,984,338)	Ps.	(1,134,780)

The following table summarizes the fair value measurements at December 31, 2018:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	48,199	Ps.	—	Ps.	48,199
Foreign currency forward	—		14,241		—		14,241
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*	—		(122,948)		—		(122,948)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	—		(3,515,550)		—		(3,515,550)
Net	Ps.	—	Ps.	(3,576,058)	Ps.	—	Ps.	(3,576,058)

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

The following table summarizes the loss from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016:

Consolidated statements of operations

Instrument	Financial statements line	2018		2017		2016
Jet fuel Asian call options contracts	Fuel	Ps.	(402,493)	Ps.	26,980	Ps.	305,166
Foreign currency forward	Aircraft and engine rent expenses	(52,516)		11,290		—
Interest rate swap contracts	Aircraft and engine rent expenses	—		13,827		48,777
Total		Ps.	(455,009)	Ps.	52,097	Ps.	353,943

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements line	2018		2017		2016
Jet fuel Asian call options Contracts	OCI	Ps.	(174,984)	Ps.	(54,202)	Ps.	583,065
Jet fuel Zero cost collars	OCI	(122,948)		—		—
Interest rate swap contracts	OCI	—		14,144		41,629
Foreign currency forward	OCI	14,241		(2,090)		—
Total (Note 22)		Ps.	(283,691)	Ps.	(42,148)	Ps.	624,694

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2018, 2017 and 2016 were Ps.19.6829, Ps.19.7354 and Ps.20.6640, respectively, per U.S. dollar.

5.  Financial assets and liabilities

At December 31, 2018, 2017 and 2016, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	2018		2017		2016
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	48,199	Ps.	497,403	Ps.	867,809
Foreign currency forward contracts	14,241		—		—
Total financial assets	Ps.	62,440	Ps.	497,403	867,809
Presented on the consolidated statements of financial position as follows:
Current	Ps.	62,440	Ps.	497,403	543,528
Non-current	Ps.	—	Ps.	—	Ps.	324,281

b)  Financial debt

(i)        At December 31, 2018, 2017 and 2016, the Company’s short-term and long-term debt consists of the following:

	2018		2017		2016
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,045,574	Ps.	2,528,388	Ps.	1,271,891

II. In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 90 basis points.	461,260		948,354		406,330

III. In December 2016, the Company entered into a U.S. dollar denominated short-term working capital facility with Bank of America México S.A. Institución de Banca Múltiple (“Bank of America”) in U.S. dollars, bearing annual interest rate at the one-month LIBOR plus 160 basis points.	—		—		309,960
IV. Accrued interest	16,364		5,972		6,102
	3,523,198		3,482,714		1,994,283
Less: Short-term maturities	1,212,259		2,403,562		1,051,237
Long-term	Ps.	2,310,939	Ps.	1,079,152	Ps.	943,046

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2018:

	2019		2020		2021		2022		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	748,865	Ps.	1,508,757	Ps.	777,095	Ps.	25,087	Ps.	3,059,804
Citibanamex	463,394		—		—		—		463,394
Total	Ps.	1,212,259	Ps.	1,508,757	Ps.	777,095	Ps.	25,087	Ps.	3,523,198

(iii) Since 2011, the Company has financed the pre-delivery payments for the acquisition of its aircraft through a revolving financing facility. During the year ended December 31, 2018, the pre-delivery payments for one A320NEO aircraft were financed through this revolving financing facility.

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

On August 25, 2015, the Company signed an amendment to the loan agreement to finance pre-delivery payments of eight additional A320NEO aircraft to be delivered between 2017 and 2018. One of this aircraft was incorporated to the Company´s fleet during 2017.

On November 30, 2016, the Company signed an additional amendment to the loan agreement to finance pre-delivery payments of 22 additional A320NEO aircraft to be delivered between 2019 and 2020. This amendment was modified on December 19, 2017 to reschedule the delivery dates of the aircraft listed on August 25, 2015 and November 30, 2016, seven and 22 aircraft, respectively. The new delivery date will be between 2019 and 2021. In accordance with this amendment the revolving line with Santander Bancomext will expire as of November 30, 2021. This amendment was modified on November 30, 2018 to reschedule the delivery dates of 26 aircraft listed between 2019 and 2021. The new delivery date will be between 2019 and 2022. In accordance with this last amendment the revolving line with Santander Bancomext will expire as of May 31, 2022.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)                     Incur debt above a specified debt basket unless certain financial ratios are met.

ii)                  Create liens.

iii)               Merge with or acquire any other entity without the previous authorization of the Banks.

iv)              Dispose of certain assets.

v)                 Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2018, 2017 and 2016, the Company was in compliance with the covenants under the above-mentioned loan agreement.

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

(iv) At December 31, 2018, the Company have available credit lines totaling Ps.6,721,139, of which Ps.4,063,947 were related to financial debt and Ps.2,657,192 were related to letters of credit (Ps.1,048,241 were undrawn). At December 31, 2017, the Company had available credit lines totaling Ps.7,368,346, of which Ps.4,616,861 were related to financial debt and Ps.2,751,485 were related to letters of credit (Ps.1,739,775 were undrawn). At December 31, 2016, the Company had available credit lines totaling
Ps.6,936,237, of which Ps.5,048,477 were related to financial debt and Ps.1,887,760 were related to letters of credit (Ps.3,703,184 were undrawn).

Changes in liabilities arising from financing activities

At December 31, 2018, 2017 and 2016, the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2018		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December, 31, 2018
Current interest-bearing loans and borrowings	Ps.	2,403,562	Ps.	(793,363)	Ps.	10,392	Ps.	71,380	Ps.	(479,712)	Ps.	1,212,259
Non-current interest - bearing loans and borrowings	1,079,152		808,620		—		(56,945)		480,112		2,310,939
Total liabilities from financing activities	Ps.	3,482,714	Ps.	15,257	Ps.	10,392	Ps.	14,435	Ps.	400	Ps.	3,523,198

	January 1, 2017		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December, 31, 2017
Current interest-bearing loans and borrowings	Ps.	1,051,237	Ps.	419,350	Ps.	(130)	Ps.	25,924	Ps.	907,181	Ps.	2,403,562
Non-current interest - bearing loans and borrowings	943,046		1,093,808		—		(50,521)		(907,181)		1,079,152
Total liabilities from financing activities	Ps.	1,994,283	Ps.	1,513,158	Ps.	(130)	Ps.	(24,597)	Ps.	—	Ps.	3,482,714

	January 1, 2016		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December, 31, 2016
Current interest-bearing loans and borrowings	Ps.	1,371,202	Ps.	(753,897)	Ps.	(1,239)	Ps.	121,269	Ps.	313,902	Ps.	1,051,237
Non-current interest - bearing loans and borrowings	219,817		938,681		—		98,450		(313,902)		943,046
Total liabilities from financing activities	Ps.	1,591,019	Ps.	184,784	Ps.	(1,239)	Ps.	219,719	Ps.	—	Ps.	1,994,283

c)  Other financial liabilities

	2018		2017		2016
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Zero cost collar options	Ps.	122,948	Ps.	—	Ps.	—
Interest rate swap contracts	—		—		14,144
Total financial liabilities	Ps.	122,948	Ps.	—	Ps.	14,144
Presented on the consolidated statements of financial position as follows:
Current	Ps.	122,948	Ps.	—	Ps.	14,144
Non-current	Ps.	—	Ps.	—	Ps.	—

6.  Cash and cash equivalents

An analysis of this caption is as follows:

	2018		2017		2016
Short-term investments	Ps.	4,796,554	Ps.	5,982,314	Ps.	4,433,559
Cash in banks	1,061,150		963,162		2,632,878
Cash on hand	5,238		5,403		4,814
Total cash and cash equivalents	Ps.	5,862,942	Ps.	6,950,879	Ps.	7,071,251

7.  Related parties

a) An analysis of balances due from/to related parties at December 31, 2018, 2017 and 2016 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2018		2017		2016		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	8,266	Ps.	—	Ps.	—	30 days
			Ps.	8,266	Ps.	—	Ps.	—

	Type of transaction	Country of origin	2018		2017		2016		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	—	Ps.	24,980	Ps.	33,775	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador	15,024		15,951		30,627		30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	2,751		—		—		30 days
SearchForce, Inc. (“SearchForce”)	Internet services	Mexico	—		—		620		30 days
			Ps.	17,775	Ps.	40,931	Ps.	65,022

b) During the years ended December 31, 2018, 2017 and 2016, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2018		2017		2016
Revenues:
Transactions with affiliates
Frontier
Code-share	USA	Ps.	8,358	Ps.	—	Ps.	—

Expenses:
Transactions with affiliates
Aeroman
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	341,726	Ps.	249,266	Ps.	304,399
One Link, Mijares Angoitia, Servprot and Human Capital
Call center fees and other fees	Mexico/El Salvador	4,800		202,689		173,197
Aeroman
Technical support	Mexico/El Salvador/ Guatemala	4,796		8,088		8,105

Frontier started having transactions with the Company in September 2018. During the years ended December 31, 2017 and 2016 the Company did not have any revenue transactions with related parties.

As of December 31, 2018, 2017 and 2016, there have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2018, 2017 and 2016, no provision for expected credit losses had been recognized.

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer and member of the board of directors, and Rodolfo Montemayor, a member of the board of directors, until April 19, 2018 is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the years ended December 31, 2018, 2017 and 2016 the Company expensed Ps.2,804, Ps.1,838 and Ps.1,733, respectively for this concept.

d)  Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of December 31, 2018, 2017 and 2016, the balances due under the agreement with Aeroman were Ps.15,024, Ps.15,951 and Ps.30,627, respectively. The Company incurred expenses in aircraft, engine maintenance and technical support under this agreement of Ps.346,522, Ps.251,731 and Ps.308,731 for the years ended December 31, 2018, 2017 and 2016, respectively.

e)  Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of the Company’s board of directors until April 19, 2018, is a founder and chairman of the board of directors of Human Capital International. As of December 31, 2018, 2017 and 2016, the Company recognized an expense under this agreement of Ps.324, Ps.816 and Ps.3,127, respectively.

f)  One Link

One Link was a related party until December 31, 2017, because Marco Baldocchi, an alternate member of the board, was a director of the Company. Pursuant to this agreement, One Link received calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of December 31, 2017 and 2016, the balance due under this agreement was Ps.24,980 and Ps.33,775, respectively, and the Company recognized an expense under this agreement of Ps.200,035 and Ps.168,337 for the years ended December 31, 2017 and 2016, respectively.

g)  SearchForce

SearchForce is a related party because William Dean Donovan, a member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed to the Company at its request. As of December 31, 2018, 2017 and 2016, the balance due under this agreement was Ps.0, Ps.0 and Ps.620.

The Company recognized an expense under this agreement of Ps.0, Ps.1,946 and Ps.3,446 for the years ended December 31, 2018, 2017 and 2016, respectively.

h)  Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of Mijares, Angoitia, Cortés y Fuentes. As of December 31, 2018, the balance due under this agreement was Ps.0 and the Company recognized an expense under this agreement of Ps.1,672, for the year ended December 31, 2018.

i)  Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies. As of December 31, 2018, the net balance due under this agreement was Ps.8,266 and the Company recognized revenue under this agreement of Ps.8,358 for the year ended December 31, 2018.

j)  Directors and officers

During the year ended December 31, 2018, 2017 and 2016, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.7,178, Ps.8,993 and Ps.7,751, respectively, and the rest of the directors received a compensation of Ps.5,217, Ps.7,834 and Ps.7,308, respectively.

During the years ended December 31, 2018, 2017 and 2016, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.180,001, Ps.134,370 and Ps.160,762, respectively, these amounts were recognized in salaries and benefits in the consolidated statement of operations.

For the years ended December 31, 2018, 2017 and 2016 the cost of the share-based payments transactions (MIP and LTIP) were Ps.19,980, Ps.13,508 and Ps.7,816, respectively. Cash-settled payments transactions MIP II and SARs were Ps.(5,238), Ps.(25,498) and Ps.86,100, respectively (Note 17).

Starting 2015, the Company adopted a new short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the years ended December 31, 2018,2017 and 2016, the Company recorded a provision in the amount of Ps.50,000, Ps.0, and Ps.53,738 respectively.

8.  Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2018 and 2017, is detailed below:

	2018		2017		2016
Current:
Credit cards	Ps.	96,646	Ps.	191,322	Ps.	253,374
Benefits from suppliers	68,946		—		—
Other accounts receivable	101,487		117,582		26,236
Other points of sales	71,054		54,719		23,867
Affinity credit card	55,172		40,517		8,950
Cargo clients	41,408		34,655		29,901
Travel agencies and insurance commissions	39,806		27,925		20,477
Marketing services receivable	7,999		13,435		11,070
Airport services	9,991		5,898		9,479
Employees	27,274		8,878		7,551
Insurance claims	—		1,345		55,815
	519,783		496,276		446,720
Allowance for credit losses	(11,304)		(17,809)		(19,317)
	Ps.	508,479	Ps.	478,467	Ps.	427,403

Accounts receivable have the following aging:

Days	2018 Impaired		2018 Not impaired		Total 2018		2017 Impaired		2017 Not impaired		Total 2017		2016 Impaired		2016 Not impaired		Total 2016
0–30	Ps.	8,725	Ps.	388,644	Ps.	397,369	Ps.	16,962	Ps.	415,847	Ps.	432,809	Ps.	15,723	Ps.	398,721	Ps.	414,444
31–60	—		69,648		69,648		—		38,705		38,705		—		11,231		11,231
61–90	—		27,138		27,138		—		17,918		17,918		—		14,492		14,492
91–120	2,579		23,049		25,628		847		5,997		6,844		3,594		2,959		6,553
	Ps.	11,304	Ps.	508,479	Ps.	519,783	Ps.	17,809	Ps.	478,467	Ps.	496,276	Ps.	19,317	Ps.	427,403	Ps.	446,720

The movement in the allowance for credit losses from January 1, 2016 to December 31, 2018 is as follows:

Balance as of January 1, 2016	Ps.	(24,612)
Write-offs	14,459
Increase in allowance	(9,164)
Balance as of December 31, 2016	(19,317)
Write-offs	6,228
Increase in allowance	(4,720)
Balance as of December 31, 2017	(17,809)
Write-offs	17,126
Increase in allowance	(10,621)
Balance as of December 31, 2018	Ps.	(11,304)

9.  Inventories

An analysis of inventories at December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Spare parts and accessories of flight equipment	Ps.	289,737	Ps.	285,185	Ps.	235,330
Miscellaneous supplies	7,534		9,665		8,554
	Ps.	297,271	Ps.	294,850	Ps.	243,884

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2018, 2017 and 2016, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.290,206, Ps.242,265 and Ps.186,719, respectively.

10.  Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Advances to suppliers	Ps.	273,251	Ps.	346,263	Ps.	705,105
Prepaid aircraft rent	274,254		215,784		668,306
Prepaid insurance	76,896		68,712		47,663
Other prepaid expenses	22,682		65,642		33,555
Sales commission to travel agencies (Note 1d)	59,620		54,501		73,413
Advances for constructions of aircraft and engines	—		13,764		31,437
Loss on sale and leaseback transactions to be amortized (Note 14)	3,047		3,047		3,047
	Ps.	709,750	Ps.	767,713	Ps.	1,562,526

11.  Guarantee deposits

An analysis of this caption at December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	729,899	Ps.	1,317,663	Ps.	1,145,913
Deposits for rental of flight equipment	1,220		17,178		14,155
Other guarantee deposits	59,516		18,052		7,141
	790,635		1,352,893		1,167,209
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	5,765,122		5,631,304		5,951,831
Deposits for rental of flight equipment	531,261		441,110		589,804
Other guarantee deposits	41,113		25,838		18,243
	6,337,496		6,098,252		6,559,878
	Ps.	7,128,131	Ps.	7,451,145	Ps.	7,727,087

12.  Rotable spare parts, furniture and equipment, net

	Gross value						Accumulated depreciation						Net carrying value
	At December 31, 2018		At December 31, 2017		At December 31, 2016		At December 31, 2018		At December 31, 2017		At December 31, 2016		At December 31, 2018		At December 31, 2017		At December 31, 2016
Leasehold improvements to flight equipment	Ps.	3,221,167	Ps.	2,382,687	Ps.	1,709,868	Ps.	(2,083,053)	Ps.	(1,769,589)	Ps.	(1,386,844)	Ps.	1,138,114	Ps.	613,098	Ps.	323,024
Pre-delivery payments	3,672,090		2,783,303		1,206,330		—		—		—		3,672,090		2,783,303		1,206,330
Aircraft parts and rotable spare parts	609,232		506,735		393,522		(233,403)		(181,091)		(137,712)		375,829		325,644		255,810
Aircraft spare engines	323,410		323,410		323,025		(34,917)		(18,132)		(1,337)		288,493		305,278		321,688
Construction and improvements in process	142,738		193,607		255,374		—		—		—		142,738		193,607		255,374
Standardization	203,611		192,808		176,975		(127,136)		(113,407)		(94,864)		76,475		79,401		82,111
Constructions and improvements	132,446		131,503		120,886		(117,211)		(106,335)		(85,873)		15,235		25,168		35,013
Computer equipment	44,563		30,113		24,172		(28,016)		(20,790)		(16,972)		16,547		9,323		7,200
Workshop tools	23,454		20,500		20,500		(20,085)		(18,229)		(15,915)		3,369		2,271		4,585
Electric power equipment	15,438		15,439		14,818		(10,316)		(9,185)		(7,890)		5,122		6,254		6,928
Communications equipment	12,305		11,229		9,261		(7,394)		(6,502)		(5,706)		4,911		4,727		3,555
Workshop machinery and equipment	9,530		8,405		7,240		(5,049)		(4,345)		(3,622)		4,481		4,060		3,618
Motorized transport equipment platform	5,496		5,587		5,703		(5,050)		(4,701)		(4,346)		446		886		1,357
Service carts on board	5,403		5,403		5,403		(5,277)		(5,021)		(4,645)		126		382		758
Office furniture and equipment	66,546		44,749		36,310		(28,240)		(22,454)		(18,653)		38,306		22,295		17,657
Total	Ps.	8,487,429	Ps.	6,655,478	Ps.	4,309,387	Ps.	(2,705,147)	Ps.	(2,279,781)	Ps.	(1,784,379)	Ps.	5,782,282	Ps.	4,375,697	Ps.	2,525,008

*During the years ended December 31, 2018, 2017 and 2016, the Company capitalized borrowing costs of Ps.357,920, Ps.193,389 and Ps.95,445, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.242,678, Ps.110,274 and Ps.84,936, respectively.

	Aircraft parts and rotable spare parts		Aircraft spare Engines		Constructions and improvements		Standardization		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2015	Ps.	179,947	Ps.	—	Ps.	18,202	Ps.	83,886	Ps.	4,195	Ps.	12,932	Ps.	9,033	Ps.	4,815	Ps.	1,326	Ps.	3,764	Ps.	4,179	Ps.	1,453	Ps.	1,583,835	Ps.	140,926	Ps.	501,157	Ps.	2,549,650
Additions	110,592		323,025		2,218		21,953		740		517		1,467		4,217		505		129		131		36		1,345,081		161,560		226,526		2,198,697
Disposals and transfers	(1,299)		—		—		—		—		(110)		(1,626)		—		(49)		—		—		—		(1,733,093)		(2,132)		—		(1,738,309)
Borrowing costs, net*	—		—		—		—		—		—		—		—		—		—		—		—		10,507		—		—		10,507
Other movements	—		—		32,441		—		4,814		7,877		—		25		46		493		—		—		—		(44,980)		—		716
Depreciation	(33,430)		(1,337)		(17,848)		(23,728)		(2,549)		(3,559)		(1,946)		(4,472)		(471)		(831)		(692)		(731)		—		—		(404,659)		(496,253)
As of December 31, 2016	255,810		321,688		35,013		82,111		7,200		17,657		6,928		4,585		1,357		3,555		3,618		758		1,206,330		255,374		323,024		2,525,008
Cost	393,522		323,025		120,886		176,975		24,172		36,310		14,818		20,500		5,703		9,261		7,240		5,403		1,206,330		255,374		1,709,868		4,309,387
Accumulated depreciation	(137,712)		(1,337)		(85,873)		(94,864)		(16,972)		(18,653)		(7,890)		(15,915)		(4,346)		(5,706)		(3,622)		(4,645)		—		—		(1,386,844)		(1,784,379)
Net book amount as of December 31, 2016	Ps.	255,810	Ps.	321,688	Ps.	35,013	Ps.	82,111	Ps.	7,200	Ps.	17,657	Ps.	6,928	Ps.	4,585	Ps.	1,357	Ps.	3,555	Ps.	3,618	Ps.	758	Ps.	1,206,330	Ps.	255,374	Ps.	323,024	Ps.	2,525,008
Additions	115,173		385		—		15,833		1,845		6,805		—		—		—		—		123		—		1,707,805		206,932		529,331		2,584,232
Disposals and transfers	(930)		—		—		—		—		(15)		—		—		—		—		—		—		(213,947)		(3,555)		(101,224)		(319,671)
Borrowing costs, net*	—		—		—		—		—		—		—		—		—		—		—		—		83,115		—		—		83,115
Other movements	—		—		10,371		—		4,087		1,649		620		—		—		1,968		1,041		—		—		(265,144)		244,712		(696)
Depreciation	(44,409)		(16,795)		(20,216)		(18,543)		(3,809)		(3,801)		(1,294)		(2,314)		(471)		(796)		(722)		(376)		—		—		(382,745)		(496,291)
As of December 31, 2017	325,644		305,278		25,168		79,401		9,323		22,295		6,254		2,271		886		4,727		4,060		382		2,783,303		193,607		613,098		4,375,697
Cost	506,735		323,410		131,503		192,808		30,113		44,749		15,439		20,500		5,587		11,229		8,405		5,403		2,783,303		193,607		2,382,687		6,655,478
Accumulated depreciation	(181,091)		(18,132)		(106,335)		(113,407)		(20,790)		(22,454)		(9,185)		(18,229)		(4,701)		(6,502)		(4,345)		(5,021)		—		—		(1,769,589)		(2,279,781)
Net book amount as of December 31, 2017	Ps.	325,644	Ps.	305,278	Ps.	25,168	Ps.	79,401	Ps.	9,323	Ps.	22,295	Ps.	6,254	Ps.	2,271	Ps.	886	Ps.	4,727	Ps.	4,060	Ps.	382	Ps.	2,783,303	Ps.	193,607	Ps.	613,098	Ps.	4,375,697
Additions	106,240		260,131		689		10,803		5,316		652		—		2,673		—		1,050		1,040		—		1,485,643		142,703		676,457		2,693,397
Disposals and transfers	(1,735)		(260,131)		—		—		—		—		—		—		—		—		(2)		—		(712,098)		(89)		—		(974,055)
Borrowing costs, net*	—		—		—		—		—		—		—		—		—		—		—		—		115,242		—		—		115,242
Other movements	—		—		67		—		9,123		21,568		—		281		42		26		110		—		—		(193,483)		162,023		(243)
Depreciation	(54,320)		(16,785)		(10,689)		(13,729)		(7,215)		(6,209)		(1,132)		(1,856)		(482)		(892)		(727)		(256)		—		—		(313,464)		(427,756)
As of December 31, 2018	375,829		288,493		15,235		76,475		16,547		38,306		5,122		3,369		446		4,911		4,481		126		3,672,090		142,738		1,138,114		5,782,282
Cost	609,232		323,410		132,446		203,611		44,563		66,546		15,438		23,454		5,496		12,305		9,530		5,403		3,672,090		142,738		3,221,167		8,487,429
Accumulated depreciation	(233,403)		(34,917)		(117,211)		(127,136)		(28,016)		(28,240)		(10,316)		(20,085)		(5,050)		(7,394)		(5,049)		(5,277)		—		—		(2,083,053)		(2,705,147)
Net book amount as of December 31, 2018	Ps.	375,829	Ps.	288,493	Ps.	15,235	Ps.	76,475	Ps.	16,547	Ps.	38,306	Ps.	5,122	Ps.	3,369	Ps.	446	Ps.	4,911	Ps.	4,481	Ps.	126	Ps.	3,672,090	Ps.	142,738	Ps.	1,138,114	Ps.	5,782,282

a) Depreciation expense for the years ended December 31, 2018, 2017 and 2016, was Ps.427,756, Ps.496,291 and Ps.496,253, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

The Company received credit notes from P&W in December 2017 of Ps.58,530 (US$3.06 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2018, and 2017, the Company amortized a corresponding benefit from these credit notes of Ps.4,878 and Ps.1,219, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

Additionally, during December 2017, the Company amended the agreement with Airbus for the purchase of 80 A320 family aircraft to be delivered from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

In November 2018, the Company amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022.

During the years ended December 31, 2018, 2017 and 2016, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.1,485,643 (US$77.1 million), Ps.1,707,805 (US$90.0 million) and Ps.1,345,081 (US$82.7 million), respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 106 Airbus A320 family aircraft during the following nine years (from January 2019 to November 2026). The agreement provides for the addition of 106 Aircraft to its fleet as follows: three in 2019, eight in 2020, thirteen in 2021, thirteen in 2022, sixteen in 2023, thirteen in 2024, fifteen in 2025 and twenty-five in 2026 Commitments to acquisitions of property and equipment are disclosed in Note 23.

During the years ended December 31, 2018, 2017 and 2016 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.609,168, Ps.65,886 and Ps.484,827, respectively, that was recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2018, 2017 and 2016, the current portion of the loss on sale amounts to Ps.3,047, Ps.3,047 and Ps.3,047, respectively recorded in the consolidated statement of operations as additional aircraft rental expense, that is recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.8,366, Ps.11,413 and Ps.14,460, respectively, which is recorded in the caption of other assets in the consolidated statements of financial position.

c) On August 27, 2012, the Company entered into a total support agreement with Lufthansa Technik AG (“LHT”) for a five-year term. This agreement includes a total component support agreement (power-by-the hour) and guarantees the availability of aircraft components for the Company’s fleet when they are required. The cost of the total component support agreement is recognized as maintenance expenses in the consolidated statement of operations.

As part of the original total support agreement with LHT, the Company received credit notes of Ps.46,461 (US$3.5 million), which were amortized on a straight-line basis, during the term of the agreement. As of December 31, 2018, 2017 and 2016, the Company amortized a corresponding benefit from these credit notes of Ps.0, Ps.6,580 and Ps.9,292, respectively, which was recognized as an offset to maintenance expenses in the consolidated statements of operations.

During December 2017, the Company entered into a new total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of the new agreement, the Company received credit notes of Ps.28,110 (US$1.5 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2018, the Company amortized a corresponding benefit from these credit notes of Ps.7,191, recognized as an offset to maintenance expenses in the consolidated statements of operations.

d) On October 12, 2016 and December 12, 2016, the Company acquired two aircraft spare engines, which were accounted for at cost for a total amount of Ps.323,025. The assets contain two major components which are assumed to have different useful lives, the limited life parts (LLPs) have an estimated useful life of 12 years, and the rest of the aircraft engine has an estimated useful life of 25 years. The Company identified the major components as separate parts at their respective cost. These major components of the spare engines are presented as part of the aircraft spare engines and depreciated over their useful life.

13.  Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value						Accumulated amortization						Net carrying amount
	life	At December 31,
	years	2018		2017		2016		2018		2017		2016		2018		2017		2016
Software	1 – 4s	Ps.	503,467	Ps.	441,803	Ps.	313,028	Ps.	(324,343)	Ps.	(251,383)	Ps.	(198,987)	Ps.	179,124	Ps.	190,420	Ps.	114,041

Balance as of January 1, 2016	Ps.	94,649
Additions	60,792
Disposals	(1,277)
Amortization	(40,290)
Exchange differences	167
Balance as of January 1, 2017	114,041
Additions	130,908
Disposals	(1,976)
Amortization	(52,396)
Exchange differences	(157)
Balance as of December 31, 2017	190,420
Additions	71,007
Disposals	(9,368)
Amortization	(72,885)
Exchange differences	(50)
Balance as of December 31, 2018	Ps.	179,124

Software amortization expense for the years ended December 31, 2018, 2017 and 2016 was Ps.72,885, Ps.52,396 and Ps.40,290, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14.  Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2018, the Company leases 77 aircraft (71 and 69 as of December 31, 2017 and 2016, respectively) and 10 spare engines under operating leases (8 and 11 as of December 31, 2017 and 2016, respectively) that have maximum terms through 2032. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

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

(v)             Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2018, 2017 and 2016, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:

Aircraft Type	Model	At December 31, 2018	At December 31, 2017	At December 31, 2016
A319	132	4	6	6
A319	133	4	6	9
A320	233	39	39	39
A320	232	4	4	4
A320NEO	271N	12	6	1
A321	231	10	10	10
A321NEO	271N	4	—	—
		77	71	69

Engine Type	Model	At December 31, 2018	At December 31, 2017	At December 31, 2016
V2500	V2527M-A5	3	3	3
V2500	V2527E-A5	3	3	4
V2500	V2527-A5	2	2	4
PW1100	PW1127G-JM	2	—	—
		10	8	11

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2018, the Company incorporated ten new aircraft to its fleet (three of them based on the terms of the Airbus purchase agreement and seven from a lessor´s order book). These new aircraft lease agreements were accounted as operating leases. Also, the Company extended the lease term of two aircraft (effective from 2019) and two spare engines (effective from February and April 2018), and returned four aircraft to their respective lessors.

During the year ended December 31, 2018, the Company also incorporated two NEO spare engines to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

During the year ended December 31, 2017, the Company incorporated five aircraft to its fleet (one of them based on the terms of the Airbus purchase agreement and four from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017, respectively). Such leases were accounted for as operating leases and were not subject to sale and leaseback transactions.

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

Additionally, during 2016 the Company extended the lease term of two aircraft effective from 2016 and entered into certain agreements with different lessors to lease five spare engines which were received during the same period. Such leases were accounted for as operating leases and were not subject to sale and leaseback transactions. During 2016, the Company purchased two spare engines, which were accounted as part of the property, plant and equipment (See Note 12). As of December 31, 2018, 2017 and 2016, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine lease payments in U.S. dollars and its equivalent in Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2019	US$	301,632	Ps.	5,936,992	US$	7,314	Ps.	143,961
2020	296,205		5,830,173		6,694		131,757
2021	288,462		5,677,769		6,537		128,667
2022	275,451		5,421,674		6,064		119,357
2023	238,970		4,703,623		5,066		99,714
2024 and thereafter	897,251		17,660,502		5,121		100,796
Total	US$	2,297,971	Ps.	45,230,733	US$	36,796	Ps.	724,252

(1) Using the exchange rate as of December 31, 2018 of Ps. 19.6829

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and using the prevailing exchange rate and interest rates at December 31, 2018.

b) Rental of land and buildings. The Company has entered into land and property lease agreements with third parties for the premises where it provides its services and where its offices are located. These leases are recognized as operating leases.

Provided below is an analysis of future minimum land and building lease payments denominated in U.S. dollars or Mexican pesos as established in the respective lease agreements:

	Operating leases denominated in U.S. dollars		Equivalent in Mexican pesos*		Operating leases denominated in Mexican pesos
2019	US$	9,754	Ps.	191,989	Ps.	131,166
2020	6,017		118,428		88,237
2021	3,111		61,243		16,114
2022	1,763		34,691		13,302
2023	721		14,201		10,108
2024 and thereafter	3,534		69,553		33,459
Total	US$	24,900	Ps.	490,105	Ps.	292,386

*Convenience translation to U.S. dollars (Ps. 19.6829)

c)  Rental expense charged to results of operations is as follows:

	2018		2017		2016
Aircraft and engine (Note 1p)	Ps.	6,314,930	Ps.	6,072,502	Ps.	5,590,058
Real estate:
Airports facilities	56,288		44,251		40,591
Offices, maintenance warehouse and hangar (Note 20)	36,483		30,544		33,517
Total rental expenses on real estate	92,771		74,795		74,108
Total cost of operating leases	Ps.	6,407,701	Ps.	6,147,297	Ps.	5,664,166

During the years ended December 31, 2018, 2017 and 2016 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.609,168, Ps.65,886 and Ps.484,827, respectively, that was recorded under the caption other income in the consolidated statement of operations (Note 20).

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred in the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2018, 2017 and 2016, the current portion of the loss on sale amounts to Ps.3,047 each year, which is recorded in the caption of prepaid expenses and other current assets (Note 10), and the non-current portion amounts to Ps.8,366, Ps.11,413 and Ps.14,460, respectively, which is recorded in the caption of other assets in the consolidated statements of financial position.

For each of the years ended December 31, 2018, 2017 and 2016, the Company amortized a loss of Ps.3,047, as additional aircraft rental expense.

15.  Accrued liabilities

a)  An analysis of accrued liabilities at December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Fuel and traffic accrued expenses	Ps.	1,315,363	Ps.	1,106,913	Ps.	922,607
Maintenance and aircraft parts accrued expenses	79,280		194,366		130,897
Sales, marketing and distribution accrued expenses	283,538		143,758		102,880
Maintenance deposits	141,371		132,519		179,288
Salaries and benefits	187,072		114,781		170,994
Accrued administrative expenses	67,306		90,459		80,981
Aircraft and engine lease extension benefit (Note 1j)	50,796		83,047		85,124
Deferred revenue from VClub membership	59,557		76,261		32,771
Information and communication accrued expenses	45,008		44,638		32,950
Supplier services agreement	10,634		10,634		6,333
Depositary services benefit	—		1,473		2,068
Advances from travel agencies	482		650		1,536
Others	77,985		51,474		37,010
	Ps.	2,318,392	Ps.	2,050,973	Ps.	1,785,439

b)  Accrued liabilities long-term:

	2018		2017		2016
Aircraft and engine lease extension benefit (Note 1j)	Ps.	61,730	Ps.	107,400	Ps.	127,831
Supplier services agreement	66,539		77,174		4,350
Depositary services benefit	—		—		1,473
Other	8,964		15,274		36,154
	Ps.	137,233	Ps.	199,848	Ps.	169,808

c)  An analysis of other liabilities is as follows:

	Balance as of January 1, 2018		Increase for the year		Payments		Balance as of December 31, 2018
Aircraft lease return obligation	Ps.	488,383	Ps.	774,614	Ps.	832,323	Ps.	430,674
Employee profit sharing (Note 16)	9,063		14,106		8,185		14,984
	Ps.	497,446	Ps.	788,720	Ps.	840,508	Ps.	445,658

Short-term maturities							Ps.	117,724
Long-term							Ps.	327,934

	Balance as of January 1, 2017		Increase for the year		Payments		Balance as of December 31, 2017
Aircraft lease return obligation	Ps.	410,060	Ps.	937,982	Ps.	859,659	Ps.	488,383
Employee profit sharing (Note 16)	10,695		8,342		9,974		9,063
	Ps.	420,755	Ps.	946,324	Ps.	869,633	Ps.	497,446

Short-term maturities							Ps.	280,744
Long-term							Ps.	216,702

	Balance as of January 1, 2016		Increase for the year		Payments		Balance as of December 31, 2016
Aircraft lease return obligation	Ps.	149,326	Ps.	1,025,757	Ps.	765,023	Ps.	410,060
Employee profit sharing (Note 16)	10,173		9,967		9,445		10,695
	Ps.	159,499	Ps.	1,035,724	Ps.	774,468	Ps.	420,755

Short-term maturities							Ps.	284,200
Long-term							Ps.	136,555

During the years ended December 31, 2018, 2017 and 2016 no cancellations or write-offs related to these liabilities were recorded.

16.  Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2018, 2017 and 2016, are as follows:

	2018		2017		2016
Analysis of net period cost:
Current service cost	Ps.	4,977	Ps.	3,657	Ps.	2,421
Interest cost on benefit obligation	1,424		1,000		701
Net period cost	Ps.	6,401	Ps.	4,657	Ps.	3,122

Changes in the defined benefit obligation are as follows:

	2018		2017		2016
Defined benefit obligation at January 1,	Ps.	19,289	Ps.	13,438	Ps.	10,056
Net period cost charged to profit or loss:
Current service cost	4,977		3,657		2,421
Interest cost on benefit obligation	1,423		1,000		701
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions	(5,989)		1,776		442
Payments made	(1,547)		(582)		(182)
Defined benefit obligation at December 31,	Ps.	18,153	Ps.	19,289	Ps.	13,438

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2018	2017	2016
Financial:
Discount rate	9.91%	7.72%	7.78%
Expected rate of salary increases	5.65%	5.50%	5.50%
Annual increase in minimum salary	4.15%	4.00%	4.00%

Biometric:
Mortality (1)	EMSSA 09	EMSSA 09	EMSSA 09
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)    Mexican Experience of social security (EMSSA).

(2)    Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits at December 31, 2018, 2017 and 2016, respectively, are as follows:

	2018		2017		2016
Employee profit-sharing (Note 15c)	Ps.	14,984	Ps.	9,063	Ps.	10,695

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

On October 18, 2018, the Board of Directors of the Company approved a new long-term retention plan LTRP for certain executives of the Company, through which the beneficiaries of the plan, will receive shares of the Company once the service conditions are met. This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods under LTRP will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

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

In November 2018 and 2017, April and October 2016, extensions to the LTIP were approved by the Company’s shareholder’s and Company’s Board of Directors, respectively. The total cost of the extensions approved were Ps.63,961 (Ps.41,590 net of withheld taxes), Ps.15,765 (Ps.10,108 net of withheld taxes), Ps.14,532 (Ps.9,466 net of withheld taxes) and Ps.11,599 (Ps.7,559, net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2018, 2017 and 2016, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

Number of Series A shares
Outstanding as of December 31, 2015	617,001
Purchased during the year	513,002
Granted during the year	—
Exercised/vested during the year	(425,536)
Forfeited during the year	(86,419)
Outstanding as of December 31, 2016	618,048 *
Purchased during the year	547,310
Granted during the year	—
Exercised/vested during the year	(345,270)
Forfeited during the year	—
Outstanding as of December 31, 2017	820,088 *
Purchased during the year	3,208,115
Granted during the year	—
Exercised/vested during the year	(353,457)
Forfeited during the year	(121,451)
Outstanding as of December 31, 2018	3,553,295 *

*These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2018, 2017 and 2016.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
1,284,373	November 2018 – 2019
1,207,862	November 2019 – 2020
1,061,060	November 2020 – 2021
3,553,295

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2018, 2017 and 2016, the compensation expense recorded in the consolidated statement of operations amounted to Ps.19,980, Ps.13,508 and Ps.7,816, respectively. All shares held in the Administrative Trust are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During 2018, 2017 and 2016, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares; the number of forfeited shares as of December 31, 2018 was (121,451).

• SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 at such date.

Under the LTIP extensions, the number of SARs granted to certain key executives of the Company were 0, 3,965,351 and 2,044,604, which amounts to Ps.0, Ps.15,765 and Ps.14,532, for the years ended December 31, 2018, 2017 and 2016, respectively. The SARs vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a three years period.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2018, 2017 and 2016 were Ps.537, Ps.723 and Ps.15,744, respectively.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2018, 2017 and 2016, the Company recorded a (benefit) expense of Ps.(186), Ps.(8,999) and Ps.31,743, respectively, in the consolidated statement of operations.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted (vesting schedule in tables below).

Number of SARs		Exercisable date
1,348,777		November 2019
757,809		November 2020
2,106,586	*

* Includes forfeited SARs of 484,656, 145,769 and 0 for the years ended December 31, 2018, 2017 and 2016, respectively.

During the years ended December 31, 2018, 2017 and 2016, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.0, Ps.6,021 and Ps.31,261, respectively.

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

The MIP has been classified as equity-settled, by which, the grant date, fair value is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The total cost of the MIP determined by the Company was Ps.2,722 to be recognized from the time it becomes probable the performance condition will be met over the vesting period. Total cost of the MIP related to the vested shares has been fully recognized in the consolidated statements of operations during the vesting years.

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

In 2018, 2017 and 2016, the key employees exercised 2,003,876, 120,000 and 3,299,999 Series A shares. As a result, the key employees paid Ps.10,654, Ps.638 and Ps.17,536 for the years ended December 31, 2018, 2017 and 2016, respectively, to the Management Trust corresponding to the exercised shares.

Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(3,299,999)	5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(120,000)	5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	(2,003,876)	5.31		(10,654)
Outstanding as of December 31, 2018	10,433,981	Ps.	5.31	Ps.	55,441

At December 31, 2018, 2017 and 2016, 10,433,981, 12,437,857 and 12,557,857 share options pending to exercise were considered as treasury shares, respectively.

•  MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees. Such extension was modified as of November 6, 2016. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the employees can exercise MIP II once the SARs are vested was approved.

Fair value of the SARs is measured at each reporting period using a Black-Scholes option pricing model, taking into consideration the terms and conditions granted to the employees. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2018, 2017 and 2016 was Ps.32,807, Ps.37,858 and Ps.54,357, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2018, 2017 and 2016, the Company recorded a (benefit) expense of Ps.(5,052), Ps.(16,499) and Ps.54,357, respectively, in the consolidated statement of operations. No SARs were exercised during 2018. The vesting schedule is summarized in the table below:

Number of SARs		Vesting date
1,695,500		February 2019
2,825,840		February 2020
3,391,020		February 2021
7,912,360	*

* Includes forfeited SARs of 1,563,520, 0, and 0, for the years ended December 31, 2018, 2017 and 2016, respectively.

The (benefit) expense recognized for the Company’s retention plans during the year is shown in the following table:

	2018		2017		2016
(Benefit) expense arising from cash-settled share-based payments transactions	Ps.	(5,238)	Ps.	(25,498)	Ps.	86,100
Expense arising from equity-settled share-based payments transactions	19,980		13,508		7,816
Total expense (benefit) arising from share-based payments transactions	Ps.	14,742	Ps.	(11,990)	Ps.	93,916

d) Board of Directors Incentive Plan (BODIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12 for 2018 and Ps.26.29 for 2017 which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Trust Agreement number CIB/3081 was created by Controladora Vuela, Compañia de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares hold as of December 31, 2018 available to be exercised is 1,103,638.

18.  Equity

As of December 31, 2018, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	—	(15,212,365)	(15,212,365	)*
	24,180	996,640,132	996,664,312

*The number of forfeited shares as of December 31, 2018 were 121,451, which are include in treasury shares.

(1)    On February 16, 2018, one of the Company´s shareholders converted 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

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

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

During the years ended December 31, 2018, 2017 and 2016, the Company did not declare any dividends.

a)          (Loss) Earnings per share

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

The following table shows the calculations of the basic and diluted (loss) earnings per share for the years ended December 31, 2018, 2017 and 2016.

	At December 31,
	2018		2017		2016
Net (loss) income for the period	Ps.	(682,500)	Ps.	(651,788)	Ps.	3,478,598
Weighted average number of shares outstanding (in thousands):
Basic	1,011,877		1,011,877		1,011,877
Diluted	1,011,877		1,011,877		1,011,877
LPS -EPS:
Basic	(0.679)		(0.644)		3.438
Diluted	(0.679)		(0.644)		3.438

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

b) In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2018 and 2017, the Company’s legal reserve was Ps.291,178 or 9.8% our capital stock. As of December 31, 2016 the legal reserve was Ps.38,250.

At an ordinary general shareholders’ meeting held on April 19, 2017 the shareholders approved to increase legal reserve in the amount of Ps.252,928. As of December 31, 2018, 2017 and 2016 the Company’s legal reserve has not reached the 20% of its capital stock.

c) Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

d) Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock has to be authorized.

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

(i)                 Based on the approved law, corporate income tax rate for 2018 and thereafter is 30%.

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

The income tax rates for 2018, 2017 and 2016 in Guatemala and Costa Rica are 25% and 30%, respectively.

b) For the years ended December 31, 2018, 2017 and 2016, the Company reported on a consolidated basis taxable income of Ps.777,513, Ps.171,046 and Ps.2,702,355, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and Costa Rican Income Tax Law (CRITL), tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are restated based on inflation.

c) An analysis of consolidated income tax expense for the years ended December 31, 2018, 2017 and 2016 is as follows:

Consolidated statements of operations

	2018			2017			2016
Current year income tax expense	Ps.	(232,824)		Ps.	(51,313)		Ps.	(706,244)
Deferred income tax benefit (expense)	471,060		*	212,488		**	(750,938	)***
Total income tax benefit (expense)	Ps.	238,236		Ps.	161,175		Ps.	(1,457,182)

* Includes translation effect by Ps.2,683

**Includes translation effect by Ps.1,008

***Includes translation effect by Ps.1,242

Consolidated statements of OCI

	2018		2017		2016
Deferred tax related to items recognized in OCI during the year
Net gain (loss) on cash flow hedges	Ps.	85,107	Ps.	12,017	Ps.	(187,408)
Remeasurement (loss) gain of employee benefits	(1,797)		533		132
Deferred tax charged to OCI	Ps.	83,310	Ps.	12,550	Ps.	(187,276)

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2018	2017	2016
Statutory income tax rate	30.00%	30.00%	30.00%
Non-deductible expenses	(3.53)%	(3.90)%	0.28%
Unrecorded deferred taxes on tax losses	(5.56)%	(14.55)%	0.09%
Foreign countries difference with Mexican statutory rate	(0.02)%	(0.32)%	0.04%
Inflation of tax losses	1.79%	1.50%	(0.01)%
Amendment tax return effects and other tax adjustments	(0.08)%	(0.31)%	(0.11)%
Inflation on furniture, intangible and equipment	2.91%	4.91%	(0.38)%
Annual inflation adjustment	0.36%	4.00%	(0.63)%
	25.87%	21.33%	29.28%

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

Central America (Guatemala and Costa Rica)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2018, the Company obtained a net operating income.

According to Costa Rica Corporate Income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2018, 2017 and 2016, the Company generated net operating losses for an amount of Ps.170,731, Ps.300,613 and Ps.57,414, respectively, for which no deferred tax asset has been recognized.

e)  An analysis of consolidated deferred taxes is as follows:

	2018				2017				2016
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Intangible	Ps.	460,590	Ps.	(2,621)	Ps.	463,211	Ps.	(18,415)	Ps.	481,626	Ps.	(16,637)
Provisions	324,445		(27,544)		351,989		8,695		343,294		56,727
Tax losses available for offsetting against future taxable income	309,320		(33,762)		343,082		309,758		33,324		(25,030)
Extension lease agreement	149,305		6,170		143,135		41,411		101,724		25,405
Unearned transportation revenue	735,355		699,414		35,941		(29,814)		65,755		7,039
Allowance for doubtful accounts	4,902		(2,422)		7,324		433		6,891		(2,179)
Employee benefits	5,446		1,456		5,786		1,222		4,031		886
Employee profit sharing	4,493		1,777		2,716		(490)		3,206		158
Financial instruments	35,955		—		(49,151)		—		(61,168)		—
	2,029,811		642,468		1,304,033		312,800		978,683		46,369
Deferred income tax liabilities:
Supplemental rent	1,595,519		32,156		1,563,363		223,753		1,339,610		363,783
Rotable spare parts, furniture and equipment, net	645,024		168,107		476,917		108,890		368,027		103,926
Prepaid expenses and other assets	170,466		(25,686)		196,152		(239,586)		435,738		280,660
Inventories	88,895		726		88,169		15,286		72,883		23,979
Other prepayments	32,057		(1,212)		33,269		(7,023)		40,292		23,717
	2,531,961		174,091		2,357,870		101,320		2,256,550		796,065
	Ps.	(502,150)	Ps.	468,377	Ps.	(1,053,837)	Ps.	211,480	Ps.	(1,277,867)	Ps.	(749,696)

	2018		2017		2016
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	Ps.	593,302	Ps.	562,445	Ps.	559,083
Deferred tax liabilities	(1,095,452)		(1,616,282)		(1,836,950)
Deferred tax liability, net	Ps.	(502,150)	Ps.	(1,053,837)	Ps.	(1,277,867)

A reconciliation of deferred tax liability, net is as follows:

	2018		2017		2016
Opening balance as of January 1,	Ps.	(1,053,837)	Ps.	(1,277,867)	Ps.	(340,895)
Deferred income tax benefit (expense) during the current year recorded on profits	468,377		211,480		(749,696)
Deferred income tax benefit (expense) during the current year recorded in accumulated other comprehensive income (loss)	83,310		12,550		(187,276)
Closing balance as of December 31,	Ps.	(502,150)	Ps.	(1,053,837)	Ps.	(1,277,867)

At December 31, 2018, 2017 and 2016, the table shown above includes deferred income tax asset recognized by Concesionaria and Operaciones Volaris (2018), Comercializadora (2017) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In this regards, the Company has recognized at December 31, 2018, 2017 and 2016 a deferred tax asset for tax losses of Ps.309,320, Ps.343,082 and Ps.33,324 respectively.

During 2017, the Company recognized a deferred tax asset for the carry-forward of available tax losses of Concesionaria, Comercializadora and Operaciones Volaris, based on the positive evidence of the Company to generate taxable profit related to the same taxation authority against which the available tax losses can be utilized before they expire. Positive evidence includes Concesionaria’s actions to increase its aircraft fleet in the following years, increase in flight frequencies, and routes, inside and outside of Mexico; the profit of Comercializadora and Operaciones Volaris, respectively, is derived directly from Concesionaria’s operations.

An analysis of the available tax losses carry-forward of the Company at December 31, 2018 is as follows:

Year of loss	Historical Loss		Restated tax loss		Utilized		Total remaining amount		Year of expiration
2016	Ps.	57,414	Ps.	57,414	Ps.	—	Ps.	57,414	2019
2016	52,221		57,215		57,215		—		2026
2017	300,613		300,613		—		300,613		2020
2017	1,068,498		1,150,140		122,359		1,027,781		2027
2018	170,731		170,731		—		170,731		2021
2018	3,191		3,290		—		3,290		2028
	Ps.	1,652,668	Ps.	1,739,403	Ps.	179,574	Ps.	1,559,829

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2018 is as follows:

	Historical		Restated				Total
	loss		tax loss		Utilized		remaining amount
Comercializadora	Ps.	52,221	Ps.	57,215	Ps.	57,215	Ps.	—
Concesionaria	1,067,836		1,149,425		122,359		1,027,066
Operaciones Volaris	3,853		4,005		—		4,005
Vuela Aviación	528,758		528,758		—		528,758
	Ps.	1,652,668	Ps.	1,739,403	Ps.	179,574	Ps.	1,559,829
Unrecognized NOLs							(528,758)
							Ps.	1,031,071
Tax rate							30%
Deferred income tax							Ps.	309,320

f)  At December 31, 2018 the Company had the following tax balances:

	2018
Restated contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	3,917,548
CUFIN*	3,107,037

*The calculation comprises all the subsidiaries of the Company.

20.  Other operating income and expenses

An analysis of other operating income is as follows:

	2018		2017		2016
Gain on sale and leaseback (Note 14c)	Ps.	609,168	Ps.	65,886	Ps.	484,827
Loss on sale of rotable spare parts furniture and equipment	(2,356)		(908)		(1,262)
Administrative benefits	—		27,180		9,072
Other income	15,161		4,607		4,105
	Ps.	621,973	Ps.	96,765	Ps.	496,742

An analysis of other operating expenses is as follows:

	2018		2017		2016
Administrative and operational support expenses	Ps.	570,409	Ps.	562,739	Ps.	541,826
Technology and communications	385,841		373,394		266,898
Passenger services	70,337		59,261		45,439
Insurance	60,892		54,569		56,414
Rents of offices, maintenance warehouse and hangar (Note 14c)	36,483		30,544		33,517
Disposal of intangible, rotable spare parts, furniture and equipment	—		11		436
Others	5,949		7,922		7,922
	Ps.	1,129,911	Ps.	1,088,440	Ps.	952,452

21.  Finance income and cost

An analysis of finance income is as follows:

	2018		2017		2016
Interest on cash and equivalents	Ps.	152,437	Ps.	105,151	Ps.	78,793
Interest on recovery of guarantee deposits	166		644		23,792
Others	—		—		6
	Ps.	152,603	Ps.	105,795	Ps.	102,591

An analysis of finance cost is as follows:

	2018		2017		2016
Cost of letter credit notes	Ps.	57,277	Ps.	42,294	Ps.	28,067
Interest on debts and borrowings*	56,916		37,565		1,245
Bank fees and others	6,141		5,279		5,804
Other finance costs	—		1,219		—
	Ps.	120,334	Ps.	86,357	Ps.	35,116

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12) Interest expense not capitalized is related to the short term working capital facility from Citibanamex.

	2018		2017		2016
Interest on debts and borrowings	Ps.	414,836	Ps.	230,954	Ps.	96,690
Capitalized interest (Note 12)	(357,920)		(193,389)		(95,445)
Net interest on debts and borrowing in the consolidated statements of operations	Ps.	56,916	Ps.	37,565	Ps.	1,245

22.  Components of other comprehensive income (loss)

An analysis of the other comprehensive income for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Derivative financial instruments:
Reclassification of call options and forwards during the year to profit or loss (Note 4)	Ps.	(455,009)	Ps.	52,097	Ps.	353,943
Extrinsic value of changes on jet fuel Asian call options	227,509		(81,182)		277,899
Extrinsic value of changes on jet fuel Zero cost collars	(122,948)		—		—
Gain (loss) of the matured foreign currency forward contracts	66,757		(13,380)		—
Gain (loss) of the not-yet matured interest rate swap contracts	—		317		(7,148)
Total	Ps.	(283,691)	Ps.	(42,148)	Ps.	624,694

23.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2019	US$	76,559	Ps.	1,506,903
2020	136,936		2,695,298
2021	164,856		3,244,844
2022 and thereafter	691,836		13,617,339
	US$	1,070,187	Ps.	21,064,384

(1) Using the exchange rate as of December 31, 2018 of Ps.19.6829.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2018 have been executed through sale and leaseback transactions.

Litigation

a) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

b) On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica (“COFECE”), served Volaris with a preliminary ruling of potential responsibility (Dictamen de Probable Responsabilidad or “DPR”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris.

24.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2018		2017		2016
Operating revenues:
Domestic (Mexico)	Ps.	18,493,476	Ps.	17,272,946	Ps.	15,694,044
International:
United States of America and Central America*	8,811,674		7,515,240		7,777,516
Total operating revenues	Ps.	27,305,150	Ps.	24,788,186	Ps.	23,471,560

*United States of America represents approximately 32%, 30% and 32% of total revenues from external customers in 2018, 2017 and 2016, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight.

The Company does not have material non-current assets located in foreign countries.

25.  Subsequent events

Subsequent to December 31, 2018 and through April 25, 2019:

1.              On April 9, the Company presented its new brand named “YaVas”, operated  through its subsidiary “Viajes Vuela”. YaVas is a on line travel agency (www.yavas.com), which offers the opportunity to find in one single webpage: airline tickets, hotels, transfers and other supplemental travel services.

2.              On March 28, 2019, COFECE served the Company the final ruling dated March 19, 2019 issued by the Board of Commissioners in its meeting held March 14, 2019 that resolved that no liability is to be imposed against the Company.