Form 20-F
period 2019-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2020-04-28
CIK 1520504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, Mexico City, 01210

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs)	VLRS	New York Stock Exchange
Ordinary Participation Certificates (Certificados de Participación Ordinarios or CPOs)	VLRS	New York Stock Exchange
Series A shares of common stock, no par value	VOLARA	Mexican Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Participation Certificates (Certificados de Participación Ordinarios):	806,435,856

Series A shares of common stock, no par value per share:	923,824,804

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes    ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes    ☒No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒Yes     ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐Item 17   ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes    ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐Yes   ☐No

i

ii

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep costs low;

•	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability, geopolitical risks and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease and pandemics;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with our union;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation, changes in law and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR (passengers who are visiting friends and relatives) markets;

•	insurance costs;

•	environmental regulations;

•	cyber-attacks;

•	our ability to respond to global health crises, such as the recent outbreak of the coronavirus disease (COVID-19); and

•	other risk factors included under “Risk Factors” in this annual report.

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

“AFAC” means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).

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

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Webjet” means Linhas Aéreas Econômicas.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2018 and 2019, and for each of the three years in the period ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.18.8452 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2019.

Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. Amounts presented in this annual report may not add up due to rounding.

Industry and Market Data

We obtained the industry and market data used in this annual report from research, surveys or studies conducted by third parties on our behalf, information contained in third-party publications, such as the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), or INEGI, reports from the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil), or the AFAC, reports from the Mexican Central Bank and other publicly available sources. Third-party publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that this data and information is reliable, we have not independently verified it. Additionally, certain market share data is based on published information available for the Mexican states. There is no comparable data available relating to the particular cities we serve. In presenting market share estimates for these cities, we have estimated the size of the market on the basis of the published information for the state in which the particular city is located. We believe this method is reasonable, but the results have not been verified by any independent source.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2017, 2018 and 2019 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statements of financial position data as of December 31, 2015 and 2016 were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2015	2016	2017	2018	2019	2019
			Adjusted(1)	Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger revenues:
Fare revenues	14,130,365	17,790,130	17,791,317	18,487,858	23,129,991	1,227,368
Other passenger revenues	—	4,919,452	6,098,504	7,892,497	10,569,208	560,844
Non-ticket revenue	4,049,339	—	—	—	—	—
Non-passenger revenues:
Other non-passenger revenues	—	590,355	727,392	697,357	897,586	47,629
Cargo	—	171,623	170,973	227,438	228,836	12,143
Non-derivative financial instruments	—	—	—	—	(72,949)	(3,871)
	18,179,704	23,471,560	24,788,186	27,305,150	34,752,672	1,844,113
Other operating income	(193,155)	(496,742)	(96,765)	(621,973)	(327,208)	(17,363)
Fuel expense, net	4,721,108	5,741,403	7,255,636	10,134,982	11,626,069	616,925
Aircraft and engine rent expense	3,525,336	5,590,058	—	—	—	—
Aircraft and engine variable lease expenses	—	—	1,429,595	956,010	961,657	51,030
Landing, take-off and navigation expenses	2,595,413	3,272,051	4,002,744	4,573,319	5,108,489	271,076
Depreciation of right of use assets	—	—	3,437,903	4,043,691	4,702,971	249,558
Salaries and benefits	1,902,748	2,419,537	2,823,647	3,125,393	3,600,762	191,071
Sales, marketing and distribution expenses	1,088,805	1,413,348	1,691,524	1,501,203	1,447,637	76,818
Maintenance expenses(3)	874,613	1,344,110	1,418,253	1,497,989	1,488,431	78,982
Other operating expenses	697,786	952,452	1,034,258	1,059,098	1,112,927	59,056
Depreciation and amortization(4)	456,717	536,543	548,687	500,641	675,514	35,845
	15,669,371	20,772,760	23,545,482	26,770,353	30,397,249	1,612,998
Operating income	2,510,333	2,698,800	1,242,704	534,797	4,355,423	231,115
Finance income	47,034	102,591	105,795	152,603	207,799	11,027
Finance cost	(21,703)	(35,116)	(1,515,281)	(1,876,312)	(2,269,829)	(120,446)
Exchange gain (loss), net	966,554	2,169,505	683,039	(103,790)	1,440,501	76,439
Income (loss) before income tax	3,502,218	4,935,780	516,257	(1,292,702)	3,733,894	198,135
Income tax (expense) benefit	(1,038,348)	(1,457,182)	(237,586)	349,820	(1,094,831)	(58,096)
Net income (loss)	2,463,870	3,478,598	278,671	(942,882)	2,639,063	140,039
Attributable to:
Equity holders of the parent	2,463,870	3,478,598	278,671	(942,882)	2,639,063	140,039
Net income (loss)	2,463,870	3,478,598	278,671	(942,882)	2,639,063	140,039
Weighted average shares outstanding Basic and diluted	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677
Earnings (loss) per share Basic and diluted(5)	2.43	3.44	0.28	(0.93)	2.61	0.14
Earnings (loss) per ADS Basic and diluted(6)	24.35	34.38	2.75	(9.32)	26.08	1.38
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	5,157,313	7,071,251	6,950,879	5,862,942	7,979,972	423,449
Accounts receivable, net	434,955	962,718	1,449,292	1,466,690	2,320,334	123,126
Guarantee deposits—current portion	873,022	1,167,209	1,352,893	790,635	600,327	31,856
Total current assets	7,223,762	11,551,116	11,046,071	8,922,769	12,117,239	642,989
Total assets	15,231,504	21,781,771	49,952,973	56,724,683	63,295,127	3,358,689
Total short-term liabilities	7,073,372	7,962,382	13,555,372	14,083,029	17,324,216	919,294
Long-term liabilities	1,333,301	3,099,797	32,572,248	39,936,501	40,441,228	2,145,968
Total liabilities	8,406,673	11,062,179	46,127,620	54,019,530	57,765,444	3,065,262
Capital stock	2,973,559	2,973,559	2,973,559	2,973,559	2,973,559	157,789
Total equity	6,824,831	10,719,592	3,825,353	2,705,153	5,529,683	293,427
CASH FLOW DATA
Net cash flows provided by operating activities	3,069,613	978,732	6,018,767	6,276,707	9,509,643	504,618
Net cash flow used in investing activities	(601,277)	(27,958)	(2,260,440)	(1,389,395)	(1,879,341)	(99,725)
Net cash flow provided by (used in) financing activities	65,086	10,765	(3,634,598)	(5,946,059)	(5,238,840)	(277,993)
FINANCIAL DATA
Operating income	2,510,333	2,698,800	1,242,704	534,797	4,355,423	231,115
Depreciation of right of use assets	—	—	3,437,903	4,043,691	4,702,971	249,558
Depreciation and amortization	456,717	536,543	548,687	500,641	675,514	35,845
Aircraft and engine rent expense	3,525,336	5,590,058	—	—	—	—
Aircraft and engine variable lease expenses	—	—	1,429,595	956,010	961,657	51,030
OPERATING DATA(9)
Aircraft at end of period	56	69	71	77	82	—
Average daily aircraft utilization (block hours)	12.68	12.80	12.57	13.21	12.94	—
Average daily aircraft utilization (flight hours)	10.34	10.24	10.02	10.56	10.90	—
Average pesos/U.S. dollar exchange rate	15.85	18.66	18.93	19.24	19.26	—
End of period pesos/U.S. dollar exchange rate	17.21	20.66	19.74	19.68	18.85	—
Airports served at end of period	61	65	69	69	65	—
Departures(7)	87,931	101,811	108,060	117,920	138,084	—
Passenger flight segments (thousands)(7)	11,477	14,394	15,670	17,478	20,917	—
Booked passengers (thousands)(7)	11,983	15,005	16,427	18,396	21,975	—
Revenue passenger miles (RPMs) (thousands)(7)	11,561,859	14,325,898	15,917,246	17,748,408	21,032,364	—
Available seat miles (ASMs) (thousands)(7)	14,052,298	16,703,949	18,860,950	21,009,545	24,498,893	—
Load factor(8)	82%	86%	84%	85%	86%	—
Average fare revenue per booked passenger(8)	1,181	1,189	1,086	1,006	1,054	56
Average other passenger revenue per booked passenger(7)(9)	—	328	371	429	481	26
Total ancillary revenue per booked passenger(7)(9)	338	379	426	479	532	28
Total operating revenue per ASM (TRASM) (cents)(7)(9)	129.4	140.5	131.4	130.0	142.2	7.5
Passenger revenue per ASM (RASM) (cents) (7)(9)	100.6	106.5	94.3	88.0	94.4	5.0
Operating expenses per ASM (CASM) (cents) (7)(9)	111.5	124.4	124.8	127.4	124.3	6.6
CASM ex fuel (cents) (7)(9)	77.9	90.0	86.4	79.2	76.6	4.1
Fuel gallons consumed (thousands)	164,033	196,709	210,536	227,436	251,802	—
Average economic fuel cost per gallon(9)	28.8	29.2	34.5	44.6	46.4	2.5
Employees per aircraft at end of period	59	66	67	60	60	—

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017. Our financial results as of and for the years ended December 31, 2017 and 2018 as presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 have been adjusted in our Audited Consolidated Financial Statements presented in this annual report to take into account this application of IFRS 16. See note 1x to our Audited Consolidated Financial Statements for more details.
(2)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps. 18.8452 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(5)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and long-term incentive plans outstanding during the year, this is because the shares are entitled to a dividend if and when it is declared by the Company.
(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(7)	Includes scheduled and charter.
(8)	Includes scheduled.

(9) Excludes non-derivative financial instruments

(10)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2017 and 2018, the Mexican economy grew 2.1% and decreased 0.1% in 2019, in terms of gross domestic product or GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.

We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 6.77% for 2017, 4.83% for 2018 and 2.83% for 2019. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.

Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-peso exchange rate on our U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt, U.S. dollar-denominated aircraft lease payments and accounts payable arising from imports of spare parts and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents, accounts receivable, security deposits and aircraft maintenance deposits). Because after the implementation of IFRS 16 our U.S. dollar-denominated monetary liabilities have exceeded our U.S. dollar-denominated assets, the devaluation and appreciation of the peso resulted in exchange losses and gains, respectively.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms. This trend in fluctuations has continued as the peso depreciated 20.1%, appreciated 4.5% and appreciated 0.3% against the U.S. dollar in nominal terms in 2016, 2017 and 2018, respectively. As of December 31, 2019, the peso appreciated 4.3% against the U.S. dollar in nominal terms since December 31, 2018.

In 2019, approximately 72% of our total operating costs and 43% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses was denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, 67% of our outstanding financial debt and 100% of our aircraft lease payments as of December 31, 2019, are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). However, Donald Trump’s victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the currency and capital markets of emerging markets, such as Mexico and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico. On January 20, 2017, Donald Trump became president of the United States. President Trump and the Trump administration began a process to renegotiate NAFTA. As a result of such negotiations, on November 30, 2018, Mexico, the United States and Canada signed the USMCA (United States-Mexico-Canada Agreement), a new trade agreement that will replace NAFTA. The USMCA has been ratified by the Mexican Senate, United States Congress and by the Parliament of Canada. On April 24, 2020 it was announced that all required procedures had been completed by the three countries and that therefore the agreement will enter into force on July 1, 2020. Furthermore, President Trump has already implemented immigration policies that have already adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come. President Trump’s immigration policies had a negative impact on our results of operations during 2019 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies. In addition, as a result of the COVID-19 pandemic, on April 22, 2020 President Trump signed a Presidential Proclamation entitled: “Suspending Entry of Immigrants Who Present Risk to the U.S. Labor Market During the Economic Recovery Following the COVID-19 Outbreak.”

These events could have a material adverse effect on our operations and revenues, which could affect the market price of our securities, including the ADSs.

Mexican antitrust provisions may affect the fares we are permitted to charge to customers.

The Mexican Aviation Law (Ley de Aviación Civil) provides that in the event that the SCT considers that there is no effective competition among permit and concession holders (required to operate airlines in Mexico), the SCT may request the opinion of the Mexican Antitrust Commission (Comisión Federal de Competencia Económica) and then issue regulations governing the fares that may be charged for air transportation services by airlines operating in Mexico. Such regulations will be maintained only during the existence of the conditions that resulted in their establishment. The imposition of fare regulations by the SCT could materially affect our business, results of operations and financial condition.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 31%, 38% and 38% of our total operating costs in 2017, 2018 and 2019, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel.”

Our inability to renew our concession or the revocation by the Mexican government of our concession would materially adversely affect us.

We hold a government concession authorizing us to provide domestic air transportation services of passengers, cargo and mail within Mexico, or our Concession. Our Concession was granted by the Mexican federal government through the SCT on May 9, 2005 initially for a period of five years and was extended by the SCT on February 17, 2010 for an additional period of ten years. On February 21, 2020, our Concession was extended for a 20-year term starting on May 9, 2020. Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years and requires that the concessionaire (i) has complied with the obligations set forth in the concession title to be renewed, (ii) requests the renewal one year before the expiration of the applicable concession terms, (iii) has made an improvement in the quality of the services during the term of the concession, and (iv) accepts the new conditions established by the SCT according to the Mexican Aviation Law (Ley de Aviación Civil). Failure to renew our Concession would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

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

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, among others:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or global economy and financial markets;

•	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	health outbreaks, pandemics and concerns with safety;

•	depressed housing and stock market prices; and

•	lower levels of actual or perceived consumer confidence.

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

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States. In order to maintain the necessary concessions or authorizations issued by the SCT, acting through the AFAC, the U.S. Federal Aviation Administration, or FAA, and some of the aviation authorities in the Central American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict which criteria the SCT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and not obtaining them will limit our expansion plans in the international market. Furthermore, we cannot predict or control any actions that the AFAC, FAA or the aviation authorities in the Central American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are subject to review by the AFAC, the FAA and some of the aviation authorities in the Central American countries in which we operate, either of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican and Central American governmental concessions or authorizations necessary for our operations.

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

Airlines are often affected by factors beyond their control, including air traffic congestion at airports, weather conditions, health outbreaks or concerns, pandemics, or increased security measures, any of which could harm our business, results of operations and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect profitability. The federal governments of Mexico, the United States and the countries in Central America in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the aviation authorities in Central America to operate these airspaces in a safe, efficient and affordable manner. The air traffic control system, which is operated by Servicios a la Navegación en el Espacio Aéreo Mexicano in Mexico, the FAA in the United States and the Corporación Centroamericana de Servicios de Navegación Aérea in Central America, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Adverse weather conditions and natural disasters can cause flight cancellations or significant delays. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

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

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, the novel coronavirus (“COVID-19”) and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico.  In the past, Latin American travel has been negatively affected as a result of the Zika virus.  Most recently, the ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States, and has been declared a pandemic by the World Health Organization. Since the outbreak began, countries have responded by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 have drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity.  In addition, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to COVID-19. In the case of a COVID-19-related shutdown involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

The first case of COVID-19 in Mexico was confirmed on February 28, 2020. As of the date of this annual report, the Mexican government has taken various measures in order to prepare the country for a mass contagion, including declaring a national health emergency, asking the public to stay home, closing schools and imposing restrictions on non-essential activities in the public, private and social sectors. However, the pandemic is not expected to peak in the region until at least the first half of May 2020 and additional containment measures may be implemented. As a result of the national health emergency and health security measures imposed by the Mexican government, which on April 21, 2020 were extended until May 30, 2020, we reduced our capacity as measured by available seat miles (“ASMs”) by approximately 80% for the month of April and by approximately 90% for the month of May. Additionally, we have suspended service on certain routes. Costa Rica, Guatemala and El Salvador have also imposed operational and migratory restrictions that make it impossible to operate international passenger flights to those countries. If additional travel restrictions or border closures are enacted in the countries where we operate, reduced passenger demand and revenue may result in further capacity reductions. In addition, if the Mexican government imposes total or partial lockdowns in all or part of Mexico or shuts down airports in response to the COVID-19 pandemic, it may result in our inability to operate flights, which would have a material adverse effect on our business, results of operation and financial condition. While other countries, including the United States, have passed legislation to bail out airlines devastated by the impacts of the COVID-19 pandemic, we can offer no assurance that the Mexican government will provide Mexican airlines, including us, with financial assistance.

From a macroeconomic point of view, the impact of COVID-19 in Mexico is uncertain. Initial estimates indicate that Mexico’s GDP, previously predicted to grow between 0.5% and 1.5% in 2020, could contract by -4.0% as a result of the COVID-19 pandemic. However, as the full effects of the pandemic have yet to be realized, Mexican GDP may contract in an amount that is not yet possible to estimate. Economic stagnation, the depreciation of the peso, contraction and decreased income levels and increased unemployment levels could result in decreased passenger demand and lower net income in the long term, even after any potential COVID-19-related travel restrictions and border closures are lifted. For example, for the period from March 13, 2020 to April 6, 2020, 346,878 jobs were lost in Mexico. Furthermore, the COVID-19 outbreak has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses.

While our business and the airline industry have begun to experience material adverse impacts due to COVID-19, as of the date of this annual report, we cannot yet quantify the impact on us and we cannot offer any assurance that these impacts will not intensify to the extent that the outbreak persists and spreads throughout Mexico. Further, additional government measures in order to avoid mass contagion remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID- 19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. Furthermore, although our cash flows from operations and our available capital have been sufficient to meet our obligations and commitments to date, our liquidity has been, and may in the future be, negatively affected by the risk factors discussed herein, including risks related to future results arising from the COVID-19 pandemic. If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations.

For more information about the current status of COVID-19 in Mexico and the impact on us, see “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 5. Operating and Financial Review and Prospects—Trends and Uncertainties Affecting Our Business.”

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2019, we had hedged approximately 20% of our projected fuel requirements for the year ended December 31, 2020. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. Furthermore, we have down side risk on our hedging portfolio, with potential losses or collateral requests if prices decrease considerably. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $346.5 million and U.S. $78.0 million, respectively, in 2019, and have future operating lease obligations aggregating approximately U.S. $2.1 billion over the next 14 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney (P&W), respectively, for delivery over the next six years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

As of December 31, 2019, the average age of our 82 aircraft in service was approximately 5.0 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.57 block hours in 2017, 13.21 block hours in 2018 and 12.94 block hours in 2019. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central American countries in which we operate.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In December 2010, Mexico’s IASA rating was upgraded back to Category 1 from Category 2, six months after it had been downgraded due to alleged deficiencies in Mexican air safety standards. We cannot assure you that the government of Mexico, and the AFAC in particular, or the aviation authorities in the Central American countries in which we operate, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Mexico’s or the Central American countries’ in which we operate IASA rating were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States, which would in turn adversely affect our business, results of operations and financial condition.

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

In April 2011, the DOT published a broad set of final rules relating to, among other things, how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft. The final rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and increasing significantly the amount and scope of compensation payable to passengers involuntarily denied boarding due to over sales. The final rules also extend the applicability of penalties to include international flights and provide that reservations made more than one week prior to flight date may be held at the quoted fare without payment, or cancelled without penalty, for 24 hours. Failure to remain in full compliance with these rules may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. Moreover, we cannot assure you that compliance with these new rules will not have a material adverse effect on our business.

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

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires in September 2020, and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines, and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. During 2017, 2018 and 2019, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320 NEO operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321 NEO aircraft. We cannot assure you when such problems will be resolved by P&W.

Cyber-attacks or other breaches of network or information technology security, including breaches in data privacy, could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. Cyber-attacks, which include malware, computer viruses, denial of service and other means for disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years. We take preventive actions to reduce the risk of cyber incidents and protect our information technology and networks, but there is always a risk that we may suffer a major cyber-attack that we are unable to repel. The costs associated with a major cyber-attack on us could include increased expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information about us, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

In response to these threats there has been heightened legislative and regulatory focus on data privacy and cybersecurity around the globe, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. In May 2018, the European Union’s new General Data Protection Regulation (GDPR) came into effect and in January 2020, the California Consumer Privacy Act (CCPA) came into effect. GDPR and the CCPA impose data privacy and security requirements, imposing significant costs on us and carrying substantial penalties for non-compliance. Similar regulations may be enacted by other countries and states in the future.

In addition, many of our commercial partners, including credit card companies, have imposed data security standards that we must meet. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

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

Our business is labor intensive, with labor costs representing approximately 12%, 12% and 12% of our total operating costs for the fiscal years 2017, 2018 and 2019, respectively. As of December 31, 2019, approximately 80% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2021 with respect to salaries and February 2022 with respect to benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

In addition, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the adoption effect on our statement of financial position as of January 1, 2017. This led to approximately Ps.23.5 billion of right-of-use assets and Ps.32.7 billion in lease liabilities as of such date. See note 1x to our Audited Consolidated Financial Statements for more details.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;

•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;

•	industry conditions or trends;

•	availability of routes and airport space;

•	the introduction of new services by us or by our competitors;

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual or anticipated results and analyst and investor expectations;

•	announcements by us or others and developments affecting our business;

•	changes in technology affecting our aircraft;

•	announcements, results or actions taken by our competitors;

•	investors’ perceptions of our company or the services we provide;

•	changes in financial or economic estimates by securities analysts;

•	our announcement of significant transactions or capital commitments;

•	currency devaluations and imposition of capital controls;

•	additions or departures of key management;

•	future sales of the ADSs and Series A shares;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	accidents, health concerns, pandemics, and other events affecting airline operations;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	changes in the price of fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or

•	sales of our common stock or other actions by investors with significant shareholdings.

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

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of aggregate market capitalization of the companies listed therein, but it remains relatively illiquid and volatile compared to other major foreign stock markets. For example, in March 2020, trading on the Mexican Stock Exchange was halted for 15 minutes given the significant drop in stock prices as a result of the COVID-19 pandemic. In addition, although the public participates in the trading of securities on the Mexican Stock Exchange, a substantial portion of trading activity on the Mexican Stock Exchange is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, as Mexican companies, tends to be lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our Series A shares to sell its Series A shares and may also adversely affect the market price of the Series A shares and, as a result, the market price of the ADSs.

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

Our interest rate expense for any particular period will fluctuate based on LIBOR and other variable interest rates

A substantial portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR). LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have not hedged our interest rate exposure with respect to our floating rate debt. Accordingly, our interest expense for any particular period will fluctuate based on LIBOR and other variable interest rates. To the extent the interest rates applicable to our floating rate debt increase, our expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

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

Since we began operations in 2006, we have increased our routes from five to more than 197 and grown our cost-efficient Airbus A320 family aircraft from four to 82 as of December 31, 2019. We currently operate up to 131 daily flight segments on routes that connect 40 cities in Mexico as well as 25 cities in the United States and Central America. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016. We seek to replicate our ultra-low-cost model in Central America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ultra-low-cost carrier Frontier, which started operations on August 23, 2018. We expect this agreement, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve seven destinations in the U.S. and 40 in Mexico, of which 23 coincide with Frontier destinations in both countries. We believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are the lowest cost carrier based on CASM among the other Latin American publicly traded airlines. In 2019, our CASM was Ps. 124.3 cents (U.S. $6.45 cents), compared to an average CASM of U.S. $10.93 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $13.10 cents in 2019. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last five years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico.

During 2019, our average base fare was Ps. 1,053 (U.S. $54.65) and we regularly offer promotional base fares of down to Ps. 309 (U.S. $32.6). Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2019, our average load factor was 85.9%, compared to an average load factor of 83.1% for the other Latin American publicly traded airlines and 84% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high-quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 79.2% on-time performance rate in 2019. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2017, 2018 and 2019, we incurred capital expenditures of Ps.2.7 billion, Ps.2.8 billion and Ps.3.6 billion, respectively, which include acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Mexican Regulation

Operational Regulation

Air transportation services for passengers provided on a regular basis, as opposed to charter flights and permits, are considered a public service in Mexico. To render regular air transportations services, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Mexican Aviation Law (Ley de Aviación Civil) and its regulations, the Mexican Airport Law (Ley de Aeropuertos) and its regulations, the General Communications Ways Law (Ley de Vias Generales de Comunicación), and applicable Mexican Official Rules (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation is the SCT, acting mainly through the AFAC.

Pursuant to the Mexican Aviation Law, the SCT, through the AFAC, is responsible and has the authority, among others, to (i) impose and conduct the policies and programs for the regulation and development of air transportation services; (ii) grant concessions and permits, oversee compliance with, and, if applicable, resolve amendments to or termination of such concessions or permits; (iii) issue the Mexican Official Rules and other administrative provisions; (iv) provide and control the air navigation services; (v) issue and enforce the safety and health rules that must be observed in air transportation services; (vi) issue certificates of registration, certificates of airworthiness, and certificates to air services providers and declare the suspension, cancellation, revalidation or revocation of such certificates; (vii) maintain and operate the Mexican Aeronautical Registry (Registro Aéronautico Mexicano), where aircraft and leases over aircrafts are regulated; (viii) participate in the international agencies and in the negotiation of treaties; (ix) promote the development and training of the aeronautical technical staff; (x) issue and, if applicable, revalidate or cancel the licenses of the aeronautical technical staff; (xi) interpret the Mexican Aviation Law and its regulations for administrative purposes; (xii) authorize the verification visits; (xiii) appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general, and (xiv) approve flight plans.

The AFAC primarily oversees and verifies compliance by the concessionaires, licensees, operators and airline services providers with the Mexican Aviation Law, its regulations, the Mexican Official Rules and any other applicable provisions.

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

Our Concession was granted by the Mexican federal government through SCT, on May 9, 2005 originally for a period of five years, and was extended by SCT on February 17, 2010 for an additional period of ten years. On February 21, 2020 our Concession was extended for a 20-year term starting on May 9, 2020. The Concession authorizes us the use of certain aircraft and certain routes. Pursuant to the terms of the Mexican Aviation Law, our Concession, together with specific authorizations granted to us by the AFAC, allow us to provide domestic and international regular air transportation services. Pursuant to our Concession, we have to pay to the Mexican federal government certain fees arising from the services we render. The exhibits to the Concession must be updated every time a new aircraft is operated by Volaris Opco, any time new routes are added, or existing routes are modified. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

The permit for domestic charter air transportation of passengers was granted by the SCT on April 16, 2007, without a termination date; it authorizes certain aircraft to operate under such permit and specifies, among other terms and conditions, that Volaris Opco is required to request authorization from the AFAC before carrying out any charter flight.

The permit for international charter air transportation of passengers was granted by the AFAC on June 3, 2009 for an unspecified period of time; it authorizes certain aircraft to operate under such permit and indicates, among other terms and conditions, that Volaris Opco is required to request authorization from the AFAC, before carrying out any charter flight.

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

Aircraft

Pursuant to the Mexican Aviation Law and our Concession, all the aircraft used to provide our services must be registered in Mexico before the Mexican Aeronautical Registry and flagged as Mexican aircraft and, if registered in other countries, such aircraft need to be authorized to operate in Mexico. The registration with the Mexican Aeronautical Registry is granted subject to compliance with certain legal and technical requirements. All the aircraft which comprise our fleet as of this date have been authorized by and registered with the AFAC.

We have to maintain our aircraft in airworthiness condition. The maintenance must be provided as specified in the manufacturers’ maintenance manuals and pursuant to a maintenance program approved by the AFAC. The AFAC has authority to inspect our aircraft, their maintenance records and our safety procedures. Based on such inspections, the AFAC may declare our aircraft unfit to fly and in certain cases revoke our Concession.

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in the existing routes must be approved by the AFAC. Domestic routes are subject to our Concession and the Mexican Aviation Law. International routes to the United States are subject to our Concession, the international routes authorization permits issued by the AFAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated December 18, 2015, pursuant to which we were granted a general exemption from the DOT to allow us to operate any route into the United States. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico and vice versa. Under the USA Mexico Bilateral Air Transport Agreement any American or Mexican carrier may request authorization to fly from any city in Mexico to the United States and vice versa.

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

Foreign Ownership

The Mexican Foreign Investment Law (Ley de Inversión Extranjera) limits foreign investment in companies rendering domestic air transportation services up to 49% of such companies’ voting stock. This limit applies to Volaris Opco, but not to us as a holding company. We, as a holding company, must remain a Mexican-investor controlled entity, as a means to control Volaris Opco. The acquisition of our Series A shares through the CPOs, that strip-out voting rights but grant any and all economic rights, by foreign investors, is deemed neutral, from a foreign investment perspective, and is not, as a result, counted as foreign investment excluded from this restriction. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, see Item 10: “Additional Information—Memorandum and Articles of Association—Other Provisions—Foreign Investment Regulations.”

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

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue permits required for airlines to provide air transportation. We hold a Foreign Air Carrier Permit issued by the DOT that authorizes us to engage in scheduled air transportation of passengers, property and mail between Mexico and the United States, as well as on routes beyond the United States.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each non-U.S. commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA.

As of the date of this annual report, we had FAA airworthiness certificates for 41 of our aircraft (the remainder being registered with the AFAC in Mexico), we had obtained the necessary FAA authority to fly to all of the cities we currently serve, and all of our aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

We are also subject to the regulation of the aviation authorities in the countries of Central America in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in Central America.

International Regulation

Our service to the U.S. is also subject to U.S. Customs and Border Protection, or CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo onto our flights.

Our flight operations are also subject to Animal and Plant Health Inspection Service, or APHIS (an agency of the U.S. Department of Agriculture) requirements. APHIS imposes restrictions on the agricultural products that may be transported to and from the United States, how we cater our flights and how we handle trash generated during flights landing in the United States. APHIS can impose fines and penalties for non-compliance with these requirements. We comply with all APHIS cargo requirements and regulations related to our flights.

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP, background checks and restrictions on carry-on baggage. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $5.60 per one-way trip for air transportation that originates at an airport in the United States (cap U.S. $11.20 per round trip). The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

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

U.S. law recognizes the right of airport operators with special noise issues to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restricts the number of flights (except New York’s John F. Kennedy Airport, which restricts the number of flights allowed for capacity reasons, not noise abatement) or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

Other Regulations

In the U.S., we are subject to certain provisions of the Communications Act of 1934, as amended, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or FCC. To the extent we are subject to FCC requirements, we take all necessary steps to comply with those requirements. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be between 0.5% and 1.5% in 2020 and between 1.1% and 2.1% in 2021 according to the Mexican Central Bank. These estimates are below the estimates for the United States for 2020, when American GDP growth is expected to be between 1.8% and 2.3%, but are in line with the expected growth of American GDP for 2021 of between 1.7% and 2.2%, according to the Federal Reserve. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the INEGI. As of 2015, according to the INEGI intercensal survey, approximately 33.3% of the Mexican population was under 18 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 22.4% of the population is currently under 18 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that as of 2019, there are, on average 0.51 annual trips per capita, whereas in Mexico the number is roughly a portion of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2018 (the latest year for which date is available as of the date of this annual report), bus companies transported over 3.09 billion passengers in Mexico, of which approximately 83 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

In the past the Mexican government has made a substantial investment in developing Mexico’s airport infrastructure. In 1998, the Mexican government created a program to open Mexico’s airports to private investments. Three private airport operators (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos del Sureste de Mexico, S.A.B. de C.V.) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings.

The Mexican government still manages and operates the Mexico City International Airport (AICM), which it considers strategic, as well as other minor airports in the country. We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In September 2014, the Mexican government announced the construction of a new international airport for Mexico City to replace the current international airport. In January 2019, the Mexican government announced the cancellation of the construction of the new Mexico City Airport and introduced plans to invest in the expansion of the existing airport and is building a new airport in the Mexico City metropolitan area.

Since 2010, annual passenger traffic growth to/from/within Latin America has averaged 5.9%, and Boeing estimates this same robust growth rate for the next 20 years. Continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, the exit of eight carriers (Aerocalifornia, Aladia, Alma, Aviacsa, Avolar, Azteca, Nova Air and Grupo Mexicana). Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 85.9% in 2019.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 7.0% and international volumes have grown by a CAGR of 4.5% from 2006 to 2019 according to the AFAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2019:

Domestic passenger volumes have grown in Mexico by a CAGR of 7.0% and international volumes have grown by a CAGR of 4.5% from 2006 to 2019 according to the AFAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2006 to 2019:

Passenger Volumes	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
(millions of segment passengers)
International	27.4	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.5	45.0	47.6	48.8
% growth (decreased)	6.1%	(0.5)%	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	7.9%	11.1%	5.8%	2.4%
Domestic	22.2	27.4	27.6	24.4	24.5	25.5	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7
% growth (decreased)	11.8%	23.6%	0.9%	(11.6)%	0.3%	3.9%	10.2%	8.6%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%
Total	49.6	54.6	55.5	48.6	50.3	52.3	56.8	61.5	66.6	74.8	82.4	90.4	97.3	102.5
% growth (decreased)	8.6%	10.3%	1.8%	(12.4)%	3.5%	4.0%	8.3%	8.3%	8.3%	12.3%	10.2%	9.6%	7.7%	5.3%

Source: AFAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 60% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2018; including Los Angeles (Los Angeles County, 4.9 million), Houston (Harris County, 2.0 million), Miami (Miami-Dade County, 1.9 million), Phoenix (Maricopa County, 1.4 million), Chicago (Cook County, 1.3 million); Ontario, California (Riverside County, 1.2 million) and Dallas (Dallas County, 1.0 million), according to PEW Research Hispanic Center based on U.S. Census Bureau data. In recent years, we have also been growing our operations in Central America.

In 2019, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 71.0% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Volaris(2)	4.04%	7.94%	12.16%	12.82%	14.79%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.40%	28.31%	31.23%
Grupo Aeroméxico	32.91%	28.58%	28.01%	32.28%	36.20%	40.17%	37.78%	35.77%	36.04%	33.74%	31.13%	28.98%	27.59%	24.21%
Grupo Mexicana(3)	26.99%	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—	—	—	—
Interjet(4)	5.65%	7.04%	10.83%	12.71%	16.35%	24.78%	23.83%	24.37%	23.69%	24.53%	21.62%	21.18%	20.48%	19.69%
Viva Aerobus(5)	0.30%	4.44%	4.83%	5.83%	8.85%	11.49%	12.49%	12.19%	11.81%	11.70%	14.26%	16.87%	18.35%	20.12%

Source: AFAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operations in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Volaris(2)	—	—	—	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%
Grupo Aeroméxico	31.68%	34.05%	31.73%	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%
Grupo Mexicana(3)	64.56%	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—	—
Interjet(4)	—	0.10%	0.28%	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%
Viva Aerobus(5)	—	—	0.85%	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%

Source: AFAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Began operations in March 2006.
(3)	Ceased operation in August 2010.
(4)	Began operations in December 2005.
(5)	Began operations in November 2006.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta. As of December 31, 2019, we were the sixth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Mexicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 27.8% from 2006 to 2019, with approximately 0.9 million booked passengers in 2006 and 21.9 million booked passengers in 2019. We attribute the rapid growth of our business to the favorable economic environment in Mexico, our dedicated ULCC strategy targeted at VFR and leisure travelers, our strong focus on delivering high quality customer service, and our tremendous brand recognition among domestic and international travelers in Mexico and the United States.

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

Lowest Cost Structure. We believe that in 2019 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps. 124.3 cents (U.S. $6.45 cents), compared to Avianca at U.S. $15.3 cents, Azul at U.S. $10.6 cents, Copa at U.S. $9.4 cents, Gol at U.S. $9.0 cents, Grupo Aeroméxico at U.S. $10.8 cents and LATAM at U.S. $10.5 cents. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $11.58 cents, American at U.S. $14.85 cents, Delta at U.S. $14.67 cents, Jet Blue at U.S. $11.43 cents, Southwest Airlines at U.S. $12.38 cents and United at U.S. $13.67 cents in 2019, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 5.0 years as of December 31, 2019.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.9 block hours per day in 2019.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 81% of our tickets through these channels. We do not use global distribution system, or GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $6.92 in 2009 to U.S. $28.2 in 2019 by, among other things:

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

We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps. 299 (U.S. $44) or. Ps. 249 (U.S. $39) for Vclub members. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 20,000 points of payment throughout Mexico and the United States that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2019, we had more than 20.3% passenger market share in 200 of our 217 routes. As of December 31, 2019 we faced no competition from any other carrier on 11.5% of our domestic seat capacity. We entered the U.S. market in July 2009 and by 2019 derived 31.3% of our passenger revenues from our U.S. routes and attributed 29.5% of our ASMs to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2019, we achieved an average passenger load factor of 85.9% and an average aircraft utilization rate of 12.9 block hours per day with a standard turnaround time between flights of approximately 65 minutes. For our fleet type, our average aircraft utilization rate of 10.94 flight hours per day was among the highest worldwide and was 25% higher than the industry average of 8.03 flight hours per day for all Airbus A319 aircraft, 22% higher than the 9.14 flight hours per day for all Airbus A320 aircraft and 12% higher than the 9.40 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2019 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 79.2% on-time performance rate, 97.6% flight completion rate and a mishandled baggage rate of only 1.04 bags per 1,000 passengers in 2019.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2019, we had approximately 4.04 million fans on Facebook and 1.9 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2019, we had a balance of Ps. 8.0 billion in unrestricted cash and cash equivalents, representing 23% of our last twelve months operating revenues. As of December 31, 2019, we had financial debt of approximately Ps. 5.0 billion.

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

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 632,000 members as of December 31, 2019. We intend to generate additional fees from proprietary brand-based services such as the Volaris affinity card which was introduced in January 2013. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 103 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next six years, including 63 of the next generation Airbus A320 NEO and 40 of the next generation Airbus A321 NEO, the delivery of which commenced in 2016 and 2018, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2021. During 2019, we incorporated 5 A320 NEO and 2 A321 NEO aircraft into our fleet. In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022.

Our fleet reached 82 aircraft as of the date of this annual report. Consistent with our ULCC model, our new Airbus A320 aircraft offers 19% more passenger seats than Interjet, one of our competitors that offers 150 passenger seats per Airbus A320 aircraft. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

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

For example, in 2019, we added the following 29 new routes: four domestic routes from Guadalajara, six domestic routes from Mexico City, three domestic routes from Tijuana, 11 domestic routes from other cities within Mexico and five international routes from other cities to the United Sates. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 69 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 170 miles, and approximately 138 routes internationally that have stage lengths of at least 500 miles.

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

Therefore, the classification of certain ancillary fees in our statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See note 1d to our Audited Consolidated Financial Statements for more details.

Passenger Revenues

Passenger revenues accounted for approximately Ps. 33 billion or 97% of our total operating revenues in 2019. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

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

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. $54.99 or a group annual membership of U.S. $219.99. V-Club subscriptions accounted for approximately 1.6% of our other passenger revenues in 2019.

Members of the V-Club have exclusive access to the lowest fares and promotions through our website and mobile app. We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for approximately 2.13% of our non-ticket revenues as of December 31, 2019. As of December 31, 2019, we had approximately 632,000 V-Club members and 282,000 affinity credit card holders.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2019, we derived approximately Ps. 1.1 billion, or 3% of our total operating revenues from non-passenger revenues.

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

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $6.99 to U.S. $19.99, U.S. $15.99 to U.S. $30, U.S. $74.99 to U.S. $150, U.S. $89.99 to U.S. $170 and U.S. $74.99 to U.S. $100, respectively and we generate such fees in Mexico, the United States and Central America. We also make available trip insurance commercialized by third parties through our website.

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

Route Network

Not taking into account temporary closures due to the COVID-19 pandemic, we currently serve 47 cities throughout Mexico, the United States and Central America and operate up to 131 daily segments on routes that connect 40 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and seven cities in the United States and Central America, including: Albuquerque, Charlotte, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, Milwaukee, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Jose (California), Seattle, Washington D.C. San Jose (Costa Rica), Guatemala City (Guatemala) and San Salvador (El Salvador). Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California. As of the date of this report, our subsidiary Vuela Aviación does not serve any cities in Central America due to governmental travel restrictions imposed due to the COVID-19 pandemic. Prior to the imposition of such restrictions, Vuela Aviación served three cities throughout Central America.

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

Not taking into account temporary closures due to the COVID-19 pandemic, the map below sets forth the destinations we currently serve.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our mobile app, our call center, airports and third parties such as travel agents. We use our website as the primary platform for ticket sales. After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2019 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2019	Fee in pesos(1)
Website and mobile app	71%	0
Call center	5%	198
Third-party travel agents	16%	139
Airport counters	1%	100
V-Club	7%	0

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available. Approximately 90% of our sales are paid by credit and debit card and 10% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks to provide our customers with the possibility to pay in cash for their tickets at over 49,060 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2019, we expensed an aggregate of Ps. 702.5 million in commissions, a portion of the cost of which was transferred to the customers using this service.

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

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google+, Instagram and YouTube. As of December 31, 2019, we had approximately 4.04 million fans on Facebook and 1.9 million followers on Twitter, which we primarily use for marketing and promotion.

We directly reach our customers by holding promotional events that build brand recognition, such as concerts on our aircraft and on-board runway shows of new crew uniforms. We also advertise on billboards and in venues that our core consumers frequently attend, including concerts, school campuses, and bus stations, among others. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 1.6 million e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost. We recently launched a new marketing campaign, denominated “Volar Sí” and “Volar is,” that was designed to focus on the low to middle income traveler and address specific cultural behaviors, with efforts allocated in new channels.

In June 2012, we started a membership based ultra-low-fare subscription service called V-Club which had approximately 632,000 members as of December 31, 2019. The V-Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. We currently conduct approximately 20,522 monthly Net Promoter Score (NPS) surveys; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2017, 2018 and 2019:

	2017	2018	2019
On-time performance(1)	84.9%	82.28%	79.2%
Completion factor(2)	99.4%	99.4%	97.6%
Mishandled baggage(3)	0.88%	0.7%	1.04%

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2019, our CASM was Ps. 124.3 cents (U.S. $6.45 cents), compared to an average CASM of U.S. $10.93 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $13.10 cents in 2019.

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

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 82 aircraft as of December 31, 2019.

As of December 31, 2019, we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

As of December 31, 2019, our fleet of 82 Airbus narrow-body aircraft consisted of eight Airbus A319s (including one owned), 58 A320s (17 of them are NEO) and 16 A321s (six of them are NEO). We have a young fleet with the average age of our fleet being 5.0 years as of December 31, 2019, as compared to an average of 8.3 years for the other Mexican airlines according to the AFAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 144 passengers, our Airbus A320s accommodate 180 or 186 passengers and our Airbus A321s accommodate 220 or 230 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 16 spare engines (all of them leased) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2019:

Fleet additions (Returns)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	-
A320	—	—	2	—	—	8	7	7	8	4	8	5	6	3
A321	—	—	—	—	—	—	—	—	—	2	8	—	4	2
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71	77	82

The following table shows the development of our fleet from 2020 to 2023 pursuant to our current contracts:

Fleet additions (Returns)	2020E	2021E	2022E	2023E
A319	(1)	(4)	—	--
A320	7	7	(3)	2
A321	—	6	8	3
Total fleet	88	97	102	107

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

As of December 31, 2019, we had 81 aircraft leased pursuant to long-term lease agreements for an average term of 10 years each. The operating leases for these aircraft expire between 2020 and 2033. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The purchase agreement with Airbus requires us to accept delivery of 103 Airbus A320 family aircraft in the next six years (from January 2020 to November 2026). The agreement provides for the addition of 103 A320 NEOs to our fleet as follows: eight in 2020, 13 in 2021, 13 in 2022, 16 in 2023, 13 in 2024, 15 in 2025 and 25 in 2026. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

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

On February 13, 2014, we executed a lease agreement with a leasing company for the lease of ten Airbus A320NEO (one which was delivered in September 2016, four in 2017, three in 2018 and two that were delivered in 2019) and six Airbus A321NEO (four delivered in 2018 and two that were delivered in 2019). We have decided to move to a bigger gauge aircraft by leasing delivery of Airbus A320 and A321 aircraft instead of Airbus A319 aircraft, in order to support our growth strategy. During 2015, we executed lease agreements with different leasing companies for the lease of eight Airbus A321 CEO aircraft which were delivered during 2016.

We have eight scheduled A319 aircraft returns in the next five years: one in 2020, four in 2021, two in 2024 and one in 2025. Additionally, we have 31 A320 aircraft returns in the next five years: one in 2020, eight in 2022, nine in 2023, three in 2024 and ten in 2025. We also have three A321 aircraft in the next five years, two in 2023 and one in 2024. However if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

Maintenance

We have a AFAC, FAA and a Direction General of Civil Aviation in Costa Rica mandated and approved maintenance program administered by our maintenance engineering department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft. Maintenance is performed by our qualified technicians, some of whom are FAA-certified and by maintenance providers which hold the necessary certifications.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 31%, 38% and 38% of our total operating costs in 2017, 2018 and 2019, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Sustainability

In 2019, we redefined our sustainability strategy through the development of the Corporate Sustainability Program. This program is comprised of three focuses aimed at allowing the efforts of the business to be directed towards sustained growth in the future: The Economic and Corporate Governance Focus, the Planet Care Focus and the People Care Focus.

Within the Economic and Corporate Governance Focus, we aim to reduce costs, optimize resources, maintain operational efficiency and reliability, influence public policies and do business in a culture valuing ethics and legality, implementing anti-corruption and anti-bribery practices, managing risks and crises, and ensuring the protection of information and transparency in all our processes.

Within the Care of the Planet Focus, we define our comprehensive environmental protection policy, called #CielitoLimpio, through which we aim to achieve aviation's commitments to protecting the planet and reducing polluting emissions. This policy includes the following initiatives: 1) Efficient management of fuel use, through the acquisition of a young fleet and investment in the best technology, as well as the use of other fuel saving techniques; and 2) A CO2 emissions compensation program, through which our clients have the option of offsetting part of the carbon footprint of their trips. Through these voluntary offsets, we acquired certified carbon bonds from the Mexican Carbon Platform.

We have additional environmental initiatives such as programs to reduce paper and electricity consumption, and are also involved in efforts to promote biodiversity, including through reforestation. Finally, we comply with current environmental regulations, including those related to reporting polluting emissions, the proper management of hazardous waste and the accreditation of environmental certifications, such as ISO 14001 and 9001.

Within the People Care Focus, we aim to strengthen our commitment to people, the fundamental center of the management of a sustainable business. This includes our employees, clients and the communities where we operate.

We have labor practices designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of: (i) Our vision: transcending by creating and living the best travel experiences, (ii) our mission: with the best people and at low cost we enable more people to travel ... Well!, (iii) our behaviors: credibility, respect, impartiality, camaraderie and pride and (iv) our pillars: safety, customer service and sustained profitability.

We seek to attract, develop and retain the talent of competent and professional people, which is why we have a competitive benefit plan that exceeds legal requirements. We also seek to maintain the occupational safety and health of our employees. To that end, we have a series of initiatives that aim to allow our employees to work in an environment free of violence, that foster the conditions necessary for equal opportunities, and that provide constant training to assure the sustained well-being of our employees.

Our corporate volunteer program #VoluntariosVolaris aims to promote the culture of volunteering and the culture of belonging to the Company among our employees. In 2019, we had 513 volunteer employees participate in the program.

Relations with the communities where we operate are an essential part of our Caring for People Focus. We seek to generate value for society through our programs: 1) Volaris Aid Aircraft and 2) Human Rights Protection Program.

The Volaris Aid Aircraft program aims to help people who are in vulnerable situations, such as medical emergencies and natural disaster emergencies, through strategic alliances. We transport rescuers, medical personnel, volunteers, patients, humanitarian aid, organs and tissues for transplant purposes, and others where needed thorough this program.

Through the Human Rights Protection program, through strategic alliances, we have promoted the protection of the rights of girls and boys who travel with Volaris. With this program we seek to implement protocols, in collaboration with the ECPAT (End Child Prostitution and Trafficking for its acronym in English) Code and with the Mexican National Institute of Migration, to protect minors who travel on our aircraft from potential human trafficking and commercial sexual exploitation in the context of travel and tourism.

Finally, the well-being and protection of the rights of our clients is another of the fundamental pillars of the People Care Focus. At Volaris we have the responsibility to protect the lives of our clients, so their safety and well-being is an absolute priority for us. It is for this reason that we strictly comply with the highest safety standards and with domestic and international regulations. In 2019, Volaris was ranked as one of the top ten safest low-cost airlines in the world by AirlineRatings.com.

For more information, see our 2019 Annual Sustainability Report on our website www.ir.volaris.com.

C.          Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
99.99%
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.
98%
Servicios Corporativos Volaris, S.A. de C.V.
98%
Servicios Administrativos Volaris, S.A. de C.V.
98%
Comercializadora V. Frecuenta, S.A. de C.V.
99.99%
Viajes Vuela, S.A. de C.V.
98%
Comercializadora Volaris, S.A. de C.V.
100%
Vuela Aviación, S.A.
(Costa Rica)
99.99%
Vuela El Salvador, S.A. de C.V.
(El Salvador)
90%
Vuela, S.A.
(Guatemala)
90%
10%
Servicios Earhart, S.A.
(Guatemala)

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2019	2018
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%	100.00%

•	Trust for the issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount of Ps. 1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps. 3.0 billion.

			% Equity interest
Name	Principal Activities	Country	2019
CIBanco, S.A., Trust CIB/3249	Issuance of asset backed securities	Mexico	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trust:

•	Management Incentive Plan

In December 2012, our shareholders approved a share retention plan for the benefit of certain executive officers. Under this plan, designated officers generally may receive up to 3.0% of our capital stock on a fully diluted basis immediately prior to the completion of the related performance condition (consummation of our initial public offering or change of control), exercisable after such performance condition and for a period of ten years. To implement the plan, our shareholders approved (i) the issuance of an aggregate of 25,164,126 Series A and Series B shares, representing 3.0% of our capital stock, (ii) the transfer of such shares to the Management Trust number F/307750 (the “Management Trust”) for the benefit of certain officers and (iii) the execution of share sales agreements setting forth the terms and conditions upon which the officers will receive purchased shares from the trustee of the Management Trust. On December 24, 2012, the Management Trust was created by us, as trustor, and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as trustee, to administer this plan, and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares will accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

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

On November 16, 2015, as part of our secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps.23.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between us and the Management Trust.

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

During 2019, the key employees participating in the management incentive plan exercised 2,780,000 Series A shares. As a result, the key employees paid Ps.14.8 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Retention Plans—Management Incentive Plan.”

As of December 31, 2019, 2018 and 2017, 7,653,981, 10,433,981 and 12,437,857 share options pending to be exercised were considered as treasury shares, respectively.

•	Long-term Incentive Plan (equity-settled)

On November 6, 2014, we approved an amendment to our long-term incentive plan for the benefit of certain key executives, based on the recommendations of our board of directors at its meetings held on July 24 and August 29, 2014. In connection therewith, in November 2014, we established a plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million to be used to purchase our shares. An irrevocable administrative trust number F/745291 was created by Servicios Corporativos, as trustor, and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as trustee, to administer this plan.

In November 2019, 2018 and 2017, our board of directors authorized extensions to this plan. The total costs of the plan extensions approved were Ps. 86.8 million, Ps. 64.0 million and Ps. 15.8 million, respectively, to be used to purchase our shares. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Retention Plans—Long-term Incentive Plan.”

During the year ended December 31, 2018 and 2019, certain of these key employees left the Company. Therefore; the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.

•	Board of Directors Incentive Plan (BoDIP)

In April 2018 and 2019, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BoDIP”). The BoDIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banco Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant.  The number of shares held by the trustee as of December 31, 2019 was 2,072,344, of which 968,706 shares were priced at Ps. 16.80; 977,105 shares were priced at Ps. 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2019, there were no exercises under the BoDIP.

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

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. Approximately 67% of our total operating revenues were derived from passenger fares in 2019. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs.  The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel. Approximately 30% of our total operating revenues were derived from other passenger revenues in 2019.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2019, we derived approximately Ps. 1.1 billion, or 3% of our total operating revenues from non-passenger revenues.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2017	2018	2019
	Adjusted(1)	Adjusted(1)
Operating revenues:
Passenger revenues:
Fare revenues	72%	68%	67%
Other passenger revenues	25%	29%	30%
Non-passenger revenues:
Other non-passenger revenues	3%	3%	3%
Cargo	0%	0%	0%
Non-derivative financial instruments:	0%	0%	0%
Total operating revenues	100%	100%	100%
Other operating income	0%	(2)%	(1)%
Fuel expense, net	29%	37%	33%
Landing, take-off and navigation expenses	16%	17%	15%
Depreciation of right of use assets	14%	15%	14%
Salaries and benefits	11%	11%	10%
Maintenance expenses	6%	5%	4%
Sales, marketing and distribution expenses	7%	5%	4%
Aircraft and engine variable lease expenses	6%	4%	3%
Other operating expenses	4%	4%	3%
Depreciation and amortization	2%	2%	2%
Total operating expenses, net	95%	98%	87%
Operating income	5%	2%	13%
Finance income	0%	1%	1%
Finance cost	(6)%	(7)%	(7)%
Exchange gain, net	3%	0%	4%
Income (loss) before income tax	2%	(5)%	11%
Income tax (expense) benefit	(1)%	1%	(3)%
Net income (loss)	1%	(3)%	8%

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Revenues from our international operations represented 30%, 32% and 29% of our total revenues in 2017, 2018 and 2019, respectively, and revenues from our domestic operations represented 70%, 68% and 71% of our total revenues in 2017, 2018 and 2019, respectively.

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

We also classify as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V Club members.

Tickets sold by other airlines such as Frontier where we provide the transportation are recognized as passenger revenue when the service is provided.

We sell certain tickets with connecting flights with one or more segments operated by other airline partners. For segments operated by other airline partners, we have determined that we are acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e. transportation of the passenger). We, as the agent, recognize revenue within other operating revenue at the time of the travel for the net amount retained by us for any segments flown by other airlines.

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

Fuel expense, net. Fuel expense is our single largest operating expense. It includes the cost of fuel, related taxes, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting and gains and losses that arise from non-derivative financial instruments.

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

Depreciation of right–of–use assets. Depreciation of right-of-use assets use includes the depreciation of all aircraft and engine leases and some land and building leases that qualify under IFRS 16.

With respect to this line item, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the effect on our statement of financial position as of January 1, 2017. This led to approximately Ps.23.5 billion of right-of-use assets and Ps.32.7 billion as lease liabilities as of January 1, 2017. Our financial results as of and for the years ended December 31, 2017 and 2018 as presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 have been adjusted in our Audited Consolidated Financial Statements presented in this annual report to take into account this application of IFRS 16. See note 1x to our Audited Consolidated Financial Statements for more details.

Salaries and Benefits. Salaries and benefits expense include the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Maintenance Expenses. Maintenance expenses include all parts, materials, repairs and fees for repairs performed by thirdparty vendors directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “—Depreciation and Amortization—” below.

Sales, Marketing and Distribution Expenses. Sales, marketing and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, our outsourced call center, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

Aircraft and Engine Variable Lease Expenses. Aircraft and engine variable expenses consist of the maintenance deposits we pay to the lessor as maintenance deposits when we determine that we will probably not recover such deposits in whole or in part. In these cases, we record these amounts in the results of operations as additional aircraft rent (supplemental rent) from the time we make the determination over the remaining term of the lease. Aircraft and engine variable lease expense also includes the estimated return costs of our fleet, which in no case are related to scheduled major maintenance. The return costs are recognized on a straight-line basis as a component of supplemental rent.

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

Depreciation and Amortization. Depreciation and amortization expense include the depreciation of all flight equipment, furniture and equipment we own and leasehold improvements to flight equipment. It also includes the amortization of major maintenance expenses we defer under the deferral method of accounting for major maintenance events associated with the aging of our fleet and recognize over the shorter period of the next major maintenance event or the remaining lease term.

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2017	2018	2019	2019
	Adjusted(2)
	(In Ps. cents)			(In U.S. $ cents)(1)
Other operating income	(0.5)	(3.0)	(1.3)	(0.1)
Fuel expense, net	38.5	48.2	47.7	2.5
Landing, take-off and navigation expenses	21.2	21.8	20.9	1.1
Depreciation of right of use assets	18.2	19.2	19.2	1.0
Salaries and benefits	15.0	14.9	14.7	0.8
Maintenance expenses	7.4	7.2	6.0	0.4
Sales, marketing and distribution expenses	9.0	7.1	5.9	0.3
Aircraft and engine variable lease expenses	7.6	4.6	3.9	0.2
Other operating expenses	5.5	5.0	4.5	0.2
Depreciation and amortization	2.9	2.4	2.8	0.2
Total operating expenses, net	124.8	127.4	124.3	6.6

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps. 18.8452 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(2)	On adoption of IFRS 16 we apply the new standard described elsewhere in this annual report as of the effective date of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Recent Developments

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States, and has been declared a pandemic by the World Health Organization. Since the outbreak began, countries have responded by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 have drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity. Please refer to “Risk Factors—Risks related to the airline industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition” for a discussion of the ways COVID-19 may impact our business and the Mexican economy.

As a result of the national health emergency and health security measures imposed by the Mexican government, which on April 21, 2020 were extended until May 30, 2020, we reduced our capacity as measured by available seat miles (“ASMs”) by approximately 80% for the month of April and by approximately 90% for the month of May. Additionally, we have suspended service on certain routes. Costa Rica, Guatemala and El Salvador have also imposed operational and migratory restrictions that make it impossible to operate international passenger flights to those countries. While our business and the airline industry have begun to experience material adverse impacts due to COVID-19, as of the date of this annual report, we cannot yet quantify the impact on us and we cannot offer any assurance that these impacts will not intensify to the extent that the outbreak persists and spreads throughout Mexico. Further, additional government measures in order to avoid mass contagion remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. For additional information see “—Trends and Uncertainties Affecting Our Business—Impact of COVID-19.”

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Impact of COVID-19. COVID-19 has drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity.

From a macroeconomic point of view, the impact of COVID-19 in Mexico is uncertain. Initial estimates indicate that Mexico’s GDP, previously predicted to grow between 0.5% and 1.5% in 2020, could contract by -4.0% as a result of the COVID-19 pandemic. However, as the full effects of the pandemic have yet to be realized, Mexican GDP may contract in an amount that is not yet possible to estimate. Economic stagnation, the depreciation of the peso, contraction and decreased income levels and increased unemployment levels could result in decreased passenger demand and lower net income in the long term, even after any potential COVID-19-related travel restrictions and border closures are lifted. For example, for the period from March 13, 2020 to April 6, 2020, 346,878 jobs were lost in Mexico. Furthermore, the COVID-19 outbreak has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses.

While the actual impact of the COVID-19 pandemic on our results of operations and financial condition remains uncertain, the following indicators, among others, are likely to have a negative impact on our consolidated financial results in the first quarter of 2020 (and further into the year depending on the length of the pandemic and Mexican governmental actions to control the pandemic):

•	due to continued partial or total lockdowns in Mexico and the other countries in which we operate, demand for our flights is likely to continue to decrease which may require further reductions to our ASMs (in addition to the approximately 80% reduction we announced for the month of April 2020) and aircraft utilization and may lead to a decrease in our total operating revenue;

•	the volatility in the international capital markets has resulted in (i) the fall of stock prices, including the price of our stock and (ii) financial losses associated with our financial portfolio, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;

•	if our revenues decrease for a significant portion of time, we may have less cash available to meet our obligations under our aircraft and engine lease agreements and additional sources of financing may be difficult to obtain at favorable rates;

•	contingency plans we have implemented in our corporate office in contingency plans we have implemented in order to address the COVID-19 emergency, including home offices, implementation of alternative offsite locations and so on, may cause a temporary increase in our administrative expenses; and

•	as of the date of this annual report, we are experiencing a significant decline in international and domestic demand. In response to decreased demand, we have taken a number of actions. In addition to the schedule reductions discussed above, we have cancelled or postponed non-operational expenditures, non-essential capital expenditure and tooling expenses; and instituted other, company-wide cost cutting measures. However, even after the COVID-19 pandemic eases, there is a risk that we will experience reduced demand in the near to mid-term due to the potential economic impact of the pandemic on our customers, as well as customer health concerns about the safety of air travel.

Economic Conditions in Mexico. Based on information that was published prior to the COVID-19 pandemic, Mexico’s GDP is expected to grow by 2.15% per year for the next ten years according to the Mexican Central Bank, which is in line with the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. See "Key Information—Risk Factors—Risks Related to the Airline Industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, the novel coronavirus (“COVID-19”) and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition" for more recent information on the impact of COVID-19 on Mexico's future macroeconomic condition.

Regarding population dynamics as of 2015, according to the INEGI intercensal survey, around 36% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2019 was 2.83% according to the INEGI. As of December 31, 2019, international reserves were at U.S. $180.749 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps. 124.3 cents (U.S. $6.45 cents) we believe was the lowest CASM in Latin America in 2019, compared to Avianca at U.S. $15.30 cents, Azul at U.S. $10.60 cents, Copa at U.S. $9.40 cents, Gol at U.S. $9.00 cents, Grupo Aeroméxico at U.S. $10.80 cents and LATAM at U.S. $10.50 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $ 11.58 cents, American at U.S. $14.85 cents, Delta at U.S. $14.67 cents, Jet Blue at U.S. $11.43 cents, Southwest Airlines at U.S. $12.38 cents and United at U.S. $13.67 cents.

Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus, Interjet and VivaAerobus are low-cost carriers in Mexico. In 2019, the Mexican low-cost carriers (including us) combined had 71% of the domestic market based on passenger flight segments. We had 31% of the domestic market which placed us first, according to the AFAC.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 3.09 billion in 2018 (the latest year for which data is available as of the date of this annual report), of which approximately 83.48 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, Delta and United. We have grown rapidly in the international market since we started international operations in 2009, reaching 7.8% market share on the routes that we operate and 11.5% market share considering all routes between Mexico and the United States in 2019, according to the AFAC.

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

In addition, on January 20, 2017, Donald Trump became president of the United States. President Trump has already implemented immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets, and there is a possibility that further immigration policy changes are to come. For example as a result of the COVID-19 pandemic, on April 22, 2020 the President of the United States signed a Presidential Proclamation entitled: “Suspending Entry of Immigrants Who Present Risk to the U.S. Labor Market During the Economic Recovery Following the COVID-19 Outbreak.”

President Trump’s immigration policies had a negative impact on our results of operations during 2018 and 2019 and this negative impact can be expected to continue if the Trump administration continues to carry out such immigration policies.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 31%, 38% and 38% of our total operating expenses for 2017, 2018 and 2019, respectively. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico.

During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 13,492 thousand gallons of fuel. Such hedges represented a portion of our fourth quarter 2019 projected consumption. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons of fuel. The latter hedges represented a portion of our projected third quarter 2019 and our 2020 consumption.

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options and Zero-Cost Collars designated to hedge 45.6 million gallons of fuel. Additionally, as of December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons of fuel.

As of December 31, 2019, we purchased our domestic fuel under the ASA fuel service contract, and international fuel under the WFS, Shell, Uno Petrol, Uno El Salvador, BP Products North America and Chevron fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. While most of our revenue is generated in pesos, 30%, 32% and 29% of our revenues came from our operations in the United States and Central America during the years ended December 31, 2017, 2018 and 2019, respectively, and U.S. dollar denominated collections accounted for 40%, 38% and 43% of our total collections in 2017, 2018 and 2019, respectively. In addition, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 71%, 73% and 72% of our total operating costs in 2017, 2018 and 2019. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals and maintenance costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2017, 2018, and 2019, our net monetary liability position denominated in U.S. dollars was U.S. $1.2 billion, U.S. $1.7 billion and U.S. $1.7 billion, respectively. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2017, 2018 and 2019, as the case may be, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of Ps. 0.7 billion, Ps. (0.1) billion and Ps. 1.4 billion, respectively.

Maintenance Expenses. We are required to conduct varying levels of aircraft and engine maintenance, which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which they operate. Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks. Aircraft maintenance and repair costs for routine and non-routine maintenance are divided into three general categories:

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

Due to the young age of our fleet (approximately 5.0 years on average as of December 31, 2019), maintenance expense in 2017, 2018 and 2019 remained relatively low. For the years ended December 31, 2017, 2018 and 2019 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.529.3 million, Ps.676.5 million and Ps. 659.1 million, respectively. For the years ended December 31, 2017, 2018 and 2019 the amortization of these deferred major maintenance expenses was Ps.382.7 million, Ps.313.5 million and Ps. 450.4 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2017, 2018 and 2019, total maintenance costs amounted to Ps.1.4 billion, Ps.1.5 billion and Ps. 1.5 billion, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps. 2.6 billion (U.S. $127 million) in 2020.

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

Ramp-up Period for New Routes. During 2017 we opened 31 new routes, added 35 more in 2018 and 30 more in 2019. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps. 148.8 million, Ps. 454.0 million and Ps. 64.6 million in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps. 265.8 million in 2017, Ps. 299.6 million in 2018 and Ps. 295.7 million in 2019 of maintenance deposits as supplemental rent.

As of December 31, 2017, 2018 and 2019 we had prepaid maintenance deposits of Ps. 6.9 billion, Ps. 6.5 billion and Ps. 6.4 billion, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the years ended December 31, 2017, 2018 and 2019 we extended the lease term of three aircraft agreements, two aircraft agreements and one aircraft agreement, respectively. Additionally, we extended the lease term of one spare engine agreement in 2019, two spare engine agreements in 2018 and two spare engine agreements in 2017. These extensions made available maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps. 65.7 million, Ps. 0.0 million and Ps. 0.0 million during 2017, 2018 and 2019, respectively.

Because the lease extension benefits are considered lease incentives, the effect of these extensions are recorded reducing the right of use asset. See note 14 to our audited consolidated financial statements included elsewhere in this annual report.

During the year ended December 31, 2019, we added 7 new net aircraft to our fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

For the years ended December 31, 2017, 2018 and 2019, we expensed as supplemental rent Ps. 265.8 million, Ps. 299.6 million and Ps. 295.7 million, respectively.

Aircraft and Engine Maintenance. We account for major maintenance under the deferral method. Under the deferral method, the cost of major maintenance is capitalized (leasehold improvements to flight equipment) and amortized as a component of depreciation and amortization expense until the next major maintenance event or during the remaining contractual lease term, whichever occurs first. The next major maintenance event is estimated based on assumptions including estimated usage maintenance intervals mandated by the FAA in the United States and the AFAC in Mexico and average removal times suggested by the manufacturer. These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a major maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated useful life would decrease before the next maintenance event, resulting in additional amortization expense over a shorter period.

In 2017, 2018 and 2019, we capitalized costs of major maintenance events of Ps. 529.3 million, Ps. 676.5 million and Ps. 659.1 million, respectively and we recognized amortization expenses of Ps. 382.7 million, Ps. 313.5 million and Ps. 450.4 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.1.8 billion, Ps.1.8 billion and Ps. 1.9 billion for the years ended December 31, 2017, 2018 and 2019, respectively.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG (LHT), as amended in December 2016, that expires December 31, 2022, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to the results of operations. As part of this total support agreement, we received credit notes of Ps. 46.5 million and of Ps. 28.1 million, which was deferred on the consolidated statements of financial position and is being amortized on a straight line basis, prospectively during the term of the agreement.

During 2017, 2018 and 2019, we amortized a corresponding benefit from these credit notes of, Ps. 6.6 million, Ps. 7.2 million and Ps. 5.2 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

Return obligations. The aircraft and engine lease agreements also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. We estimate the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2017, 2018 and 2019, the Company expensed as variable rent Ps. 851,410, Ps. 659,106 and Ps. 680,964, respectively.

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

Starting January 1, 2019, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, we recognize in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The rest of the gain is amortized over the lease term.

During the year ended December 31, 2017, 2018 and 2019 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps. 65.9 million, Ps. 609.2 million and Ps. 284.8 million respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps.30.7 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2017, 2018 and 2019, we amortized a loss of Ps. 3.0 million, Ps. 3.0 million and Ps. 3.0 million, respectively, as additional aircraft rental expense.

Before the IFRS 16 adoption, the profit or loss related to a sale transaction followed by an operating lease, was accounted for as follows:

(i)	Profit or loss was recognized immediately when it was clear that the transaction was established at fair value.

(ii)	If the sale price was at or below fair value, any profit or loss was recognized immediately. However, if the loss was compensated for by future lease payments at below market price, such loss was recognized as an asset in the consolidated statements of financial position and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)	If the sale price was above fair value, the excess of the price above the fair value was deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense. During the years ended December 31, 2017, 2018 and 2019 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps. 65.9 million, Ps. 609.2 million and Ps. 284.8 million, respectively, that was recorded as other operating income in the consolidated statements of operations

Equity-settled Transactions

Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. Our Equity-settled Transactions include long-term retention plans comprised of: (i) a management incentive plan; (ii) long-term incentive plan; and (iii) a board of directors incentive plan.

Long-Term Retention Plans

o	Management Incentive Plan

The management incentive plan has been classified as an equity-settled transaction because as of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments.

The total cost of the management incentive plan is Ps. 2.7 million. This amount is being expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and ended on December 31, 2015. During 2012, we did not recognize any compensation expense associated with the management incentive plan in our consolidated statements of operations. During 2013, 2014 and 2015, we recorded Ps. 2.1 million Ps. 0.3 million and Ps. 0.3 million, respectively, as a cost of the management incentive plan related to the vested shares, as recorded in our consolidated statements of operations.

The factors considered in the valuation model for the management incentive plan included a volatility assumption estimated from historical returns on common stock of comparable companies and other inputs obtained from independent and observable sources, such as Bloomberg. The share spot price fair value was determined using the market approach valuation methodology, with the following assumptions:

2012
Dividend yield (%)	0.00
Volatility (%)	37.00
Risk—free interest rate (%)	5.96
Expected life of share options (years)	8.80
Exercise share price (in pesos)	5.31
Exercise multiple	1.10
Fair value of the stock at grant date	1.73

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

The expected life of the share options is an output of the valuation model and represents the average time the option is expected to remain viable, assuming the employee does not leave during the vesting period.

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

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps. 25.9 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

On November 16, 2015, as part of the secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps. 23.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2016, the key employees participating in the management incentive plan exercised 3,299,999 Series A shares. The key employees paid Ps. 17.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares. The key employees paid Ps. 0.6 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares. The key employees paid Ps. 10.7 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2019, the key employees participating in the management incentive plan exercised 2,780,000 Series A shares. The key employees paid Ps. 14.8 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

As of December 31, 2019, 2018 and 2017, the 7,653,981, 10,433,981 and 12,437,857 share options pending to be exercised, respectively, were considered as treasury shares.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in pesos		Total in thousands of pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—		—		—
Forfeited during the year	—	—		—
Exercised during the year	(4,891,410)		5.31		(25,993)
Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—	—		—
Forfeited during the year	—	—		—
Exercised during the year	—	—		—
Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,414,860)		5.31		(23,461)
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(3,299,999)		5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(120,000)		5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(2,003,876)		5.31		(10,654)
Outstanding as of December 31, 2018	10,433,981	Ps.	5.31	Ps.	55,441
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(2,780,000)		5.31		(14,773)
Outstanding as of December 31, 2019	7,653,981	Ps.	5.31	Ps.	40,668

At December 31, 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019, the shares held in trust to satisfy the management options were considered as treasury shares. At December 31, 2017, 2018 and 2019, 12,437,857, 10,433,981 and 7,653,981 share options pending to be exercised were considered as treasury shares, respectively.

o	Long-term Incentive Plan (equity-settled)

In November 2014, we established an equity-settled long-term incentive plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps. 10.8 million to be used to purchase our shares. On April 21, 2016, an amendment to this plan was approved at our annual ordinary shareholders’ meeting. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps. 7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market, based on the instructions of the administration trust’s technical committee. An amount equal to Ps. 7.5 million (the fair value of the bonus net of withheld taxes) was approved in April 2016 as an extension of this plan for the acquisition of our Series A shares, following the same mechanism.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’ account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

The total cost of this plan is Ps. 10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount is being expensed over the vesting period, which commenced on November 11, 2014 and will end in November 2019.

In November 2019, 2018 and 2017, extensions to this plan were approved by our board of directors. The total cost of each of the extensions approved was Ps. 86.8 million (or Ps. 56.4 million, net of withheld taxes), Ps. 64.0 million (or Ps. 41.6 million, net of withheld taxes) and Ps. 15.8 million (or Ps. 10.1 million, net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2017, 2018 and 2019, we recognized Ps.13.5 million, Ps.20.0 million and Ps.49.7 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

Movements during the year

The following table illustrates the number of shares associated with our long-term incentive plan during the year:

Number of Series A shares
Outstanding as of December 31, 2018	*3,553,295
Purchased during the year	2,694,600
Granted during the year	—
Exercised during the year	(959,614)
Forfeited during the year	(173,090)
Outstanding as of December 31, 2019	*5,115,191

*	These shares were presented as treasury shares in the consolidated statements of financial position as of December 31, 2018 and 2019 and all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s equity-settled long-term incentive plan is as follows:

Number of Series A shares	Vesting period
2,211,269	November 2019-2020
2,005,716	November 2020-2021
898,206	November 2021-2022
5,115,191

During the year ended December 31, 2019, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2019, 173,090 shares were forfeited.

o	Board of Directors Incentive Plan (BoDIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (the “BoDIP”). The BoDIP was implemented through the execution of: (i) trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banco Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transferring to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2019 was 2,072,344, of which 968,706 shares were priced at Ps. 16.80, 977,105 shares were priced at Ps. 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2019, there were no exercises under the BoDIP.

Cash-settled Transactions

Cash-settled transactions include share appreciation rights (“SARs”). Our cash-settled transactions include long-term retention plans comprised of: (i) management incentive plan II and (ii) a cash-settled long-term incentive plan.

•         Long-term Retention Plans

o	Management Incentive Plan II

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

The carrying amount of the liability relating to these SARs as of December 31, 2019, 2018 and 2017 was Ps. 70.6 million, Ps. 32.9 million and Ps. 37.9 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2019, 2018 and 2017 we recorded a expense (benefit) of Ps. 37.8 million, Ps.(5.1) million and Ps.(16.5) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2019.

Number of SARs (Grant date: November 6, 2016)	Exercisable date
2,825,840	February 2020
3,391,020	February 2021
6,216,860*

*Includes forfeited SARs of 0, 1,563,520 and 0 for the years ended December 31, 2017, 2018 and 2019, respectively.

o	Cash-settled Long-term Incentive Plan

During 2010, we adopted an employee long-term incentive plan, the purpose of which is to retain high-performing employees within the organization by paying incentives depending on our performance. Incentives under this plan were payable in three annual installments, following the provisions for other long-term benefits under IAS 19. During the year ended December 31, 2013 and 2012 we expensed Ps .6.3 million and Ps. 6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a long-term incentive plan (equity-settled) and long-term incentive plan (cash-settled).

On November 6, 2014 we granted 4,315,264 Series A SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. As of the grant date the amount of SARs granted under this plan totaled Ps. 10.8 million.

Under the plan program extensions described above, the number of SARs granted to certain of our key executives totaled 3,965,351, 0 and 0, respectively, which amounts to a cost of Ps. 15.8 million (or Ps. 10.1 million, net of withheld taxes), Ps. 0.0 million (or Ps. 0.0 million, net of withheld taxes) and Ps .0.0 million (or Ps. 0.0 million, net of withheld taxes), for the years ended December 31, 2017, 2018 and 2019, respectively. The SARs vest during a three-year period as long as the employee completes the required service period.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table below). The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2017, 2018 and 2019 was Ps. 0.7 million, Ps. 0.5 million and Ps. 1.9 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2017, 2018 and 2019 we recorded an expense (benefit) of Ps. (9.0) million, Ps. (0.2) million and Ps. 3.0 million, respectively, in respect of these SARs in our consolidated statements of operations.

Number of SARs	Exercisable date
725,193	November 2020
725,193*

*	Include forfeited SARs of 32,616, 484,656 and 145,769 for the years ended December 31, 2019, 2018 and 2017, respectively.

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. During 2019, all derivative financial instruments held qualified for hedge accounting. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2019 we did not have any collateral recorded as a guarantee deposits.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2017, 2018 and 2019 represented 31%, 38% and 38% of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.

During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 13,492 thousand gallons of fuel. Such hedges represented a portion of our fourth quarter 2019 projected consumption. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons of fuel. The latter hedges represented a portion of our projected third quarter 2019 and our 2020 consumption.

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options and Zero-Cost Collars designated to hedge 45.6 million gallons of fuel. Additionally, as of December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons of fuel.

Additionally, during the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge approximately 20% of our 2020 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options that expired by the end of 2019 to hedge approximately 5% of projected fuel consumption for 2019. During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast fuel 54 Asian call options designated to hedge approximately 18% of our 2019 projected fuel consumption.

We utilize IFRS 9, which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 allows us to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel 54 Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

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

As of December 31, 2017 and 2018, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian call options was Ps. 497.4 million and Ps. 48.2 million respectively. During the year ended December 31, 2019, the Company entered into US Gulf Coast Jet Fuel 54 Asian call options which expired by the end of 2019. As of December 31, 2018 and 2019 the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options was a loss of (Ps. 122.9) million and a gain of Ps. 133.6 million, respectively, and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position. The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2017, 2018 and 2019 recognized in other comprehensive income totaled Ps. 163.8 million, Ps. 134.1 million, and Ps. 133.6 million, respectively, and will be recycled to our fuel cost during 2020, as these options expire on a monthly basis and as jet fuel is consumed. During the years ended December 31, 2017, 2018 and 2019, the net negative (positive) cost of these options recycled to our fuel cost totaled Ps. 27.0 million, (Ps. 402.5) million and Ps. 70.5 million, respectively.

(ii)	Foreign Currency Risk. Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency than pesos). Exchange exposure relates to amounts payable arising from U.S. dollar-denominated and U.S. dollar-linked expenses and payments. To mitigate this risk, we may use foreign exchange derivative financial instruments and non-derivative financial instruments.

During the years ended December 31, 2017 and 2018, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% and 20% of its future 12 and 6 months of aircraft rental expenses, respectively. A portion of the Company’s foreign currency forwards matured during the second half of 2017 (in August, September, November and December), therefore there was no outstanding balance as of December 31, 2017. In addition, a portion of the Company’s foreign currency forwards matured during the fourth quarter of 2018 (November and December).

During the year ended December 31, 2019, the Company did not enter into foreign currency forward contracts

Our foreign exchange exposure as of December 31, 2017, 2018 and 2019 was a net liability position of U.S. $1.2 billion, U.S. $1.7 billion and U.S. $1.7 million, respectively.

Hedging relationships with non-derivative financial instruments

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using with non-derivative financial instruments. In the first hedging strategy, we have designated a hedge to mitigate our foreign exchange rate risk and the foreign exchange variation fluctuation in U.S. dollar denominated forecasted revenues using the financial liabilities corresponding to the lease liability denominated in U.S. dollars over the term of the remaining leases term. As of December 31, 2019 we had an amount equivalent to U.S. $2.1 billion of lease liability designated as hedging forecasted revenues over the remaining lease term.

Additionally, the second strategy involves a hedging relationship for our foreign exchange rate with non-derivative financial instruments in order to mitigate the exchange rate risk and foreign exchange (the peso to U.S. dollar) variation intrinsic in our U.S. dollar denominated Jet Fuel purchases. For this strategy, a portion of our Jet Fuel consumption over approximately the next two years has been designated as a hedge item; as hedging instrument we designated a portion of the guaranteed deposits and cash and cash equivalents denominated in U.S. dollars. In this hedging relationship, for foreign exchange rate with non-derivate financial instruments, we designated an amount equivalent to U.S. $410 million, which represents a portion of the financial assets denominated in U.S. dollars.

For both hedging relationships in accordance with the Cash Flows Hedging Model, the accounting records corresponding to the recycling of the reserve for hedging of cash flows (Other Comprehensive Income or “OCI”, part of the Stakeholders’ Equity) will be done as it is indicated on IFRS 9, this means to reclassify to OCI through the accounts of results in the same period or periods in which the expected hedging for cash flows affects our results for such period, i.e. when those sales are recognized as revenue, always adjusting them because of the hedging effects for the program.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2017 and 2018, the Company did not have any interest rate derivatives. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 2.7 million. These instruments are included as assets in our consolidated statements of financial position. For the year ended December 31, 2017, the reported loss on the interest rate swaps was Ps. 13.8 million, which was recognized as part of rental expense in the consolidated statements of operations. All the Company’s positions in the form of interest rate swaps matured on March 31 and April 30, 2017. Consequently, there was no outstanding balance as of December 31, 2018 and 2017.

The table below presents the payments required by our financial liabilities:

	Within one Year	One to five Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	1,855,956	1,452,553	3,308,509
Short-term working capital facilities	200,000	-	200,000
Asset backed trust note	-	1,500,000	1,500,000
Total	2,055,956	2,952,553	5,008,509

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2017, 2018 and 2019 we had tax loss carry-forwards amounting to Ps. 1.5 billion, Ps. 1.6 billion and Ps. 1.3 billion, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2017, 2018 and 2019 we used tax-loss carry-forwards of Ps. 16.4 million, Ps. 154.4 million and Ps. 214.5 million, respectively.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2018 and 2019, we generated a net operating income (loss) of Ps. 8.5 million and Ps. (1.1) million, respectively.

According to Costa Rica corporate income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2017, 2018 and 2019, we obtained net operating losses of Ps. 300.6 million, Ps. 170.7 million and Ps. 50.2 million, respectively, which have not been recognized as deferred tax assets.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2019, we obtained a net operating loss of Ps. 32.5 million.

Impairment of Long-Lived Assets. The carrying value of flight equipment, furniture and equipment and right of use assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of flight equipment, furniture and equipment and right of use assets.

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

For the years ended December 31, 2017, 2018 and 2019, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Credit Losses. An allowance for credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2017, 2018 and 2019, the allowance for credit losses was Ps. 17.8 million, Ps. 11.3 million and Ps. 40.3 million, respectively.

Operating Revenues

2018 compared to 2019

	For the years ended December 31,
	2018 Adjusted(1)	2019	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	18,487,858	23,129,991	4,642,133	25.1%
Other passenger revenues	7,892,497	10,569,208	2,676,711	33.9%
Non-passenger revenues:
Other non-passenger revenues	697,357	897,586	200,229	28.7%
Cargo	227,438	228,836	1,398	0.6%
Non-derivative financial instruments	-	(72,949)	(72,949)	n.a.
Total operating revenues	27,305,150	34,752,672	7,447,522	27.3%
Operating Data
Capacity (in ASMs in thousands)	21,009,545	24,498,893	3,489,348	16.6%
% Load factor booked	85%	86%	-	1.0	pp
Booked passengers (in thousands)	18,396	21,975	3,579	19.5%
Average ticket revenue per booked passenger	1,006	1,054	48	4.8%
Average other passenger revenue per booked passenger	429	481	52	12.1%
Average total ancillary revenue per booked passenger	479	532	53	11.1%
Revenue passenger miles (RPMs in thousands)	17,748,408	21,032,364	3,283,956	18.5%

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Fare revenues. The increase in fare revenues in 2019 was primarily due to growth in our ASM capacity by 16.6% resulting from the incorporation of five new net aircraft. Additionally, our booked passengers increased 19.5%, and our average ticket revenue per booked passenger increased 4.8% year over year.

Other passenger revenues. The increase in other passenger revenues in 2019 was primarily due to higher volume of passengers electing to purchase additional services. We continue executing our fare unbundling and demand stimulation strategy. In particular, during 2019, our total ancillary revenues increased due to improved revenue from fees charged for excess baggage, advanced seat selection and itinerary changes.

Other non-passenger revenues. The increase in other non-passenger revenues was primarily due to higher revenues from airport incentives recorded during 2019.

Cargo. The increase in cargo revenues in 2019 was primarily due to a higher volume of cargo operations recorded during 2019.

2017 compared to 2018

	For the years ended December 31,
	2017 Adjusted(1)	2018	Variation
	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	17,791,317	18,487,858	696,541	3.9%
Other passenger revenues	6,098,504	7,892,497	1,793,993	29.4%
Non-passenger revenues:
Other non-passenger revenues	727,392	697,357	(30,035)	(4.1)%
Cargo	170,973	227,438	56,465	33.0%
Total operating revenues	24,788,186	27,305,150	2,516,964	10.2%
Operating Data
Capacity (in ASMs in thousands)	18,860,950	21,009,545	2,148,595	11.4%
%Load factor booked	84%	85%	—	1.0%
Booked passengers (in thousands)	16,427	18,396	1,969	12.0%
Average ticket revenue per booked passenger	1,086	1,006	(80)	(7.4)%
Average other passenger revenue per booked passenger	371	429	58	15.6%
Average total ancillary revenue per booked passenger	426	479	53	12.4%
Revenue passenger miles (RPMs in thousands)	15,917,246	17,748,408	1,831,162	11.5%

(1)	As of January 1, 2018, we adopted IFRS 15 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

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

Operating Expenses, net

2018 compared to 2019

	For the years ended December 31,
	2018(1)	2019	Variation
	(In thousands of pesos, except for %)
Other operating income	(621,973)	(327,208)	294,765	(47.4)%
Fuel expense, net	10,134,982	11,626,069	1,491,087	14.7%
Landing, take-off and navigation expenses	4,573,319	5,108,489	535,170	11.7%
Depreciation of right of use assets	4,043,691	4,702,971	659,280	16.3%
Salaries and benefits	3,125,393	3,600,762	475,369	15.2%
Sales, marketing and distribution expenses	1,501,203	1,447,637	(53,566)	(3.6)%
Maintenance expenses	1,497,989	1,488,431	(9,558)	(0.6)%
Aircraft and engine variable lease expenses	956,010	961,657	5,647	0.6%
Other operating expenses	1,059,098	1,112,927	53,829	5.1%
Depreciation and amortization	500,641	675,514	174,873	34.9%
Total operating expenses, net	26,770,353	30,397,249	3,626,896	13.5%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Total operating expenses, net increased 13.5% in 2019 primarily as a result of growth of operations and other factors described below.

Other Operating Income. Other operating income decreased Ps. 294.8 million or 47.4% in 2019, primarily due to lower sale and leaseback gains recorded during 2019 compared to the previous year as a result of the adoption of IFRS 16.

Fuel expense, net. The 14.7% increase in fuel expense was primarily as a result of an increase in the average fuel cost per gallon of 4.1% and an increase in fuel gallons consumed of 10.7% which, in turn, was primarily due to more aircraft in operation and a 17.1% increase in our departures.

During the years ended December 31, 2019 and 2018, we entered into Asian Zero-Cost collar options and Asian call options contracts. These instruments also qualify for hedge accounting. As a result, during 2019, their intrinsic value loss of Ps. 70.5 million was recycled to the cost of fuel.

Landing, Take-off and Navigation Expenses. The 11.7% increase in landing, take-off and navigation expenses in 2019 was primarily due to an increase in our operations as measured by number of departures by 17.1%. These increases were partially offset by a decrease in the number of airports where we operated during the year and incentives received from certain airport groups as a result of the growth of our operations.

Depreciation of right of use assets. The 16.3% increase in depreciation of right of use assets in 2019 was primarily due to an increase in our fleet, as we incorporated five new net aircraft and four new net engine leases during 2019.

Salaries and Benefits. The 15.2% increase in salaries and benefits in 2019 was primarily the result of the annual salary increase and an increase of 7.6% in our total number of employees during the year. Additionally, the variable compensation of our workforce increased also due to higher operations recorded during 2019, as well as the accounting accrual impact related to our management retention plans. See Item 6: “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses. The 3.6% decrease in sales, marketing and distribution expenses was mainly due to efficiencies in our marketing and distribution expenses related to our efficiency and cost reduction plan.

Maintenance Expenses. The 0.6% decrease in maintenance expenses in 2019 was mainly due to the receipt of credit notes from some maintenance suppliers. This decrease was partially offset by the 6.5% increase in our fleet size as a result of the addition of five new net aircraft received during the year and the depreciation of approximately 0.1% in the average exchange rate of the peso against the U.S. dollar during 2019 since some of these maintenance expenses are denominated in U.S. dollars.

Aircraft and engine variable lease expenses. The 0.6% increase in aircraft and engine variable expenses in 2019 was primarily due to the depreciation in the average exchange rate of the peso against the U.S. dollar, since the majority of these expenses are denominated in U.S. dollars.

Other Operating Expenses. The 5.1% increase in other operating expenses in 2019 was primarily the result of our purchase of additional insurance to cover flight equipment and an increase in other administrative expenses. Additionally, during 2019, other operating expenses on a dollar basis increased due to the depreciation of approximately 0.1% in the average exchange rate of the peso against the U.S. dollar during 2019, since some of these expenses are denominated in U.S. dollars.

Depreciation and Amortization. The 34.9% increase in depreciation and amortization in 2019 was primarily due to higher amortization of major maintenance events associated with the aging of our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2018 and 2019, we recorded amortization of major maintenance leasehold improvements of Ps .313.5 million and Ps. 450.4 million, respectively.

2017 compared to 2018

	For the years ended December 31,
	2017(1)	2018(1)	Variation
	(In thousands of pesos, except for %)
Other operating income	(96,765)	(621,973)	(525,208)	>100%
Fuel expense	7,255,636	10,134,982	2,879,346	39.7%
Landing, take-off and navigation expenses	4,002,744	4,573,319	570,575	14. 3%
Depreciation of right of use assets	3,437,903	4,043,691	605,788	17.6%
Salaries and benefits	2,823,647	3,125,393	301,746	10.7%
Sales, marketing and distribution expenses	1,691,524	1,501,203	(190,321)	(11.3)%
Aircraft and engine variable lease expenses	1,429,595	956,010	(473,585)	(33.1)%
Maintenance expenses	1,418,253	1,497,989	79,736	5.6%
Other operating expenses	1,034,258	1,059,098	24,840	2.4%
Depreciation and amortization	548,687	500,641	(48,046)	(8.8)%
Total operating expenses, net	23,545,482	26,770,353	3,224,871	13.7%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Total operating expenses, net increased 13.7% in 2018 primarily as a result of growth of operations and other factors described below.

Other Operating Income. Other operating income increased Ps. 525.2 million or greater than 100% in 2018, primarily due to a higher number of sale and leaseback transactions, which resulted in higher profit realized during 2018.

Fuel expense. The 39.7% increase in fuel expense was primarily as a result of an increase in the average fuel cost per gallon of 29.2% and an increase in fuel gallons consumed of 8.0% which, in turn, was primarily due to more aircraft in operation and a 9.1% increase in our departures.

During the year ended December 31, 2018, we entered into Asian Zero-Cost collar options and Asian call options contracts. Additionally, during the year ended December 31, 2017, we entered into Asian call options contracts. These instruments also qualify for hedge accounting. As a result, during 2018, their extrinsic value benefit of Ps.402.5 million was recycled to the cost of fuel.

Landing, Take-off and Navigation Expenses. The 14.3% increase in landing, take-off and navigation expenses in 2018 was primarily due to an increase in the number of airports where we operated during the year. In addition, our operations as measured by number of departures increased by 9.1%. These increases were partially offset by incentives received from certain airport groups as a result of the growth of our operations.

Depreciation of right of use assets. The 17.6% increase in depreciation of right of use assets in 2018 was primarily due to an increase in our fleet size, as we incorporated six new net aircraft and new net engine leases during 2018.

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

Maintenance Expenses. The 5.6% increase in maintenance expenses in 2018 was mainly due to the increase in our fleet size of 8.5% as a result of the addition of six new net aircraft received during the year. Additionally, during 2018 our maintenance expenses increased due to the depreciation of approximately 1.6% in the average exchange rate of the peso against the U.S. dollar during 2018, since some of these expenses are denominated in U.S. dollars.

Aircraft and engine variable lease expenses. The 33.1% decrease in aircraft and engine variable expenses was primarily due to a decrease in the number of aircraft returned to lessors.

Other Operating Expenses. The 2.4% increase in other operating expenses in 2018 was primarily the result of additional technical and communication support and passenger service expenses required for the growth of our operations. Additionally, during 2018, other operating expenses on a dollar basis increased due to the depreciation of approximately 1.6% in the average exchange rate of the peso against the U.S. dollar during 2018, since some of these expenses are denominated in U.S. dollars.

Depreciation and Amortization. The 8.8% decrease in depreciation and amortization 2018 was primarily due to lower amortization of major maintenance events associated with the aging of our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2017 and 2018, we recorded amortization of major maintenance leasehold improvements of Ps. 382.7 million and Ps. 313.5 million, respectively.

Operating Results

2018 compared to 2019

	For the years ended December 31,
	2018 Adjusted(1)	2019	Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	27,305,150	34,752,672	7,447,522	27.3%
Total operating expenses, net	26,770,353	30,397,249	3,626,896	13.5%
Operating income	534,797	4,355,423	3,820,626	>100%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Operating Income. As a result of the factors outlined above, our operating income was Ps. 4,355 million in 2019, a greater than 100% increase compared to our operating income of Ps. 534.8 million in 2018. As a consequence of the adoption of IFRS 16, operating expenses decreased and our operating income increased.

2017 compared to 2018

	For the years ended December 31,
	2017	2018
	Adjusted(1)		Variation
	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	24,788,186	27,305,150	2,516,964	10.2%
Total operating expenses, net	23,545,482	26,770,353	3,224,871	13.7%
Operating income	1,242,704	534,797	(707,907)	(57.0)%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Operating Income. As a result of the factors outlined above, our operating income was Ps. 534.8 million in 2018, lower than our operating income of Ps. 1,242.7 million in 2017 by 57%. As a consequence of the adoption of IFRS 16, operating expenses decreased and improved the operating income in both years.

Financial Results

2018 compared to 2019

	For the years ended December 31,
	2018 (Adjusted)(1)	2019	Variation
	(In thousands of pesos, except for %)
Financing Results
Finance income	152,603	207,799	55,196	36.2%
Finance cost	(1,876,312)	(2,269,829)	(393,517)	21.0%
Exchange (loss) gain, net	(103,790)	1,440,501	1,544,291	n.a.
Total financing results	(1,827,499)	(621,529)	1,205,970	(66.0)%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Total Financing Results. The 66.0% decrease in our total financing loss in 2019 was primarily due to the increase in our foreign exchange gain, year over year.

During 2019, we recorded an exchange gain of Ps. 1.4 billion, which resulted from the 4.3% appreciation of the peso against the U.S. dollar at year-end, since we maintained a net monetary liability position of U.S. $1.7 billion in 2019. Our U.S. dollar net monetary liability position mainly resulted from the value of our lease liabilities and financial debt. Additionally, our finance income increased by Ps. 55.2 million, mainly due to an increase in our short-term investments as a result of a higher level of Cash during 2019. Our finance cost increased by Ps. 393.5 million, mainly due to an increase in our lease financial cost related to the recognition of IFRS 16 and interest paid on our asset backed trust notes.

2017 compared to 2018

	For the years ended December 31,
	2017	2018	Variation
	(Adjusted)(1)
	(In thousands of pesos, except for %)
Financing Results
Finance income	105,795	152,603	46,808	44.2%
Finance cost	(1,515,281)	(1,876,312)	(361,031)	23.8%
Exchange gain (loss), net	683,039	(103,790)	(786,829)	n.a.
Total financing results	(726,447)	(1,827,499)	(1,101,052)	>100%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Total Financing Results. The greater than 100% increase in our total financing loss in 2018 was primarily due to the foreign exchange loss we recorded during 2018.

During 2018, we recorded an exchange loss of Ps. 103.8 million, which resulted from the 0.3% appreciation of the peso against the U.S. dollar at year-end, since we maintained a net monetary liability position of U.S. $1.7 billion in 2018. Our U.S. dollar net monetary liability position mainly resulted from the value of our lease liabilities and financial debt. Additionally, our finance income increased Ps. 46.8 million, mainly due to an increase in our short-term investments. Our finance cost increased by Ps. 361.0 million, mainly due to higher lease financial cost related to the recognition of IFRS 16 and interest costs and higher commissions resulting from our letters of credit.

Income Tax Expense and Net Income

2018 compared to 2019

	For the years ended December 31,
	2018 (Adjusted)(1)	2019	Variation
	(In thousands of pesos, except for %)
Net (loss) income
(Loss) income before income tax	(1,292,702)	3,733,894	5,026,596	n.a.
Income tax benefit (expense)	349,820	(1,094,831)	(1,444,651)	n.a.
Net (loss) income	(942,882)	2,639,063	3,581,945	n.a.

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

We recorded net gain of Ps. 2.6 billion in 2019 compared to a net loss of Ps. 942.9 million in 2018. During the years ended December 31, 2019 and 2018, we recorded a tax (expense) benefit of Ps. (1.1 billion) and Ps. 349.8 million, respectively. At December 31, 2019, our tax loss carry-forwards amounted to Ps. 1.3 billion (Ps. 1.6 billion of December 31, 2018).

During the years ended December 31, 2019 and 2018, we used Ps. 214.5 million and Ps. 154.4 million, in available tax loss carry-forwards, respectively. The effective tax rate during 2019 and 2018 was of 29.3% and 27.1% respectively.

2017 compared to 2018

	For the years ended December 31,
	2017	2018
	(Adjusted)(1)		Variation
	(In thousands of pesos, except for %)
Net income (loss)
Income (loss) before income tax	516,257	(1,292,702)	(1,808,959)	n.a
Income tax (expense) benefit	(237,586)	349,820	587,406	n.a
Net income (loss)	278,671	(942,882)	(1,221,553)	n.a

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

We recorded net loss of Ps. 942.9 million in 2018 compared to a net income of Ps. 278.7 million in 2017. During the years ended December 31, 2018 and 2017, we recorded a tax benefit (expenses) of Ps. 349.8 million and Ps. (237.6) million, respectively. At December 31, 2018 and 2017, our tax loss carry-forwards amounted to Ps. 1.6 billion and Ps. 1.5 billion, respectively.

During the years ended December 31, 2018 and 2017, we used Ps. 154.4 million and Ps. 16.4 million, in available tax loss carry-forwards, respectively. The effective tax rate during 2018 and 2017 was of 27.1% and 46.0% respectively.

*	Calculation of effective tax rate may vary due to the recasted financial statements from prior periods after the adoption of IFRS 15; the tax amount variance was deemed as immaterial.

B.	Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2017	2018	2019
	(Adjusted)(1)
	(In thousands of pesos)
Net cash flows provided by operating activities	6,018,767	6,276,707	9,509,643
Net cash flows used in investing activities	(2,260,440)	(1,389,395)	(1,879,341)
Net cash flows used in financing activities	(3,634,598)	(5,946,059)	(5,238,840)

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of flight equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks. We have obtained committed financing for pre-delivery payments in respect of all the aircraft to be delivered through 2022.

Our cash and cash equivalents increased by Ps. 2.1 billion, from Ps. 5.9 billion at December 31, 2018 to Ps. 8.0 billion at December 31, 2019. At December 31, 2019, we had available credit lines totaling Ps. 9.0 billion, of which Ps. 6.6 billion were related to financial debt and Ps. 2.4 billion were related to letters of credit (Ps. 1.7 billion were undisbursed). At December 31, 2018, we had available credit lines totaling Ps. 6.7 billion, of which Ps. 4.1 billion were related to financial debt and Ps. 2.7 billion were related to letters of credit (Ps. 1.0 billion were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2019, 88% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 12% were denominated in pesos. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps. 9.5 billion and Ps. 6.3 billion in 2019 and 2018, respectively. Our net cash flows increased primarily due to a significant increase in unearned transportation revenue as compared to 2018.

Net cash flows provided by operating activities totaled Ps. 6.3 billion and Ps. 6.0 billion in 2018 and 2017, respectively. Our net cash flows increased primarily due to an increase in recoverable guarantee deposits and unearned transportation revenue as compared to 2017.

Net cash flows used in investing activities. During 2019, net cash flow used in investing activities totaled Ps. 1.9 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps. 1.4 billion, partially offset by pre-delivery payments reimbursements totaling Ps. 0.7 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps. 1.2 billion.

During 2018, net cash flow used in investing activities totaled Ps. 1.4 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps. 1.2 billion, partially offset by pre-delivery payments reimbursements totaling Ps. 0.6 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps. 0.8 billion.

During 2017, net cash flow used in investing activities totaled Ps. 2.3 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps. 1.7 billion, partially offset by pre-delivery payments reimbursements totaling Ps. 0.2 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps. 0.81 billion.

Net cash flow used in financing activities. During 2019, net cash flows used in financing activities totaled Ps. 5.2 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps. 6.4 billion (aircraft and spare engine rent payment), payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps. 0.7 billion, payments of working capital credit lines of Ps. 0.5 billion and interest paid of Ps. 0.3 billion, which were partially offset by proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps. 1.1 billion, proceeds from our asset backed trust notes (CEBUR) of Ps. 1.4 billion, which take into account amortized transaction costs, and proceeds from additional short-term working capital facilities with Banco Sabadell, S.A. of Ps. 0.2 billion.

During 2018, net cash flows used in financing activities totaled Ps. 5.9 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps. 5.7 billion (aircraft and spare engine rent payments), payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps. 0.7 billion, payments of working capital credit lines of Ps. 0.5 billion and interest paid of Ps. 0.2 billion, which were partially offset by proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps. 1.2 billion.

During 2017, net cash flows used in financing activities totaled Ps. 3.6 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps. 5.0 billion (aircraft and spare engine rent payments), payments of aircraft financing pre-delivery payments for a net amount of Ps. 0.2 billion, payments of working capital credit lines of Ps. 0.7 billion and interest paid of Ps. 0.1 billion, which were partially offset by proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps. 1.5 billion, and additional short-term working capital facilities with Banco Nacional de México S.A. and Bank of America México, S.A. of Ps. 0.9 billion.

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

The aggregate principal amount of this revolving line is for up to U.S. $183.0 million, of which U.S. $103.7 million is provided by Banco Santander México and U.S. $79.3 million by Bancomext. This revolving credit facility bears annual interest at three-month LIBOR plus 260 basis points. The maturity is on May 31, 2022, but it could be extended to November 2022. Any principal repaid may be re-borrowed until May 31, 2022. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

In December 2016, we entered into a short-term working capital facility with Banco Nacional de México S.A. in the amount of Ps.406.3 million, bearing annual interest the Interbank Equilibrium Interest Rate (tasa de interés interbancaria de equilibrio or the TIIE) 28 days plus 90 basis points. In December 2017, we rolled over this short-term working capital facility with Banco Nacional de México S.A. in the amount of Ps.948.4 million, bearing annual interest at TIIE 28 days plus a spread in a range of 20 to 80 basis points. Finally, in December 2018, we rolled over this short-term working capital facility with Bancomext in the amount of Ps.461.3 million, bearing annual interest at TIIE 28 days plus 90 basis points, with final maturity date in January 2019.

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount of Ps. 1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps. 3.0 billion. The notes mature in five years, have principal amortizations of Ps. 250,000, Ps. 500,000, Ps. 500,000 and Ps. 250,000 in 2021, 2022, 2023 and 2024, respectively, and bear annual interest at TIIE 28 days plus 175 basis points.

In December 2019, we entered into a short-term working capital facility with Banco Sabadell, S.A., Institución de Banca Multiple (“Sabadell”) with Concesionaria as our obligor in the amount of Ps. 200 million and bearing annual interest at TIIE 28 days plus 120 basis points. As of December 31, 2019, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities.

C.	Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which operate in Central America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and in the countries in which we operate in Central America.

We operate software products under licenses from our vendors, including Jeppesen Systems AB, Navitaire LLC and Juniper Technologies Corporation. Under our agreements with Airbus, we use Airbus’ proprietary information to maintain our aircraft.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2019:

	Contractual Obligations* Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of pesos)
Debt(1)	4,998,441	2,086,017	2,202,553	709,871	—
Lease liabilities(2)	40,517,045	4,720,505	9,695,025	8,404,284	17,697,231
Future lease liabilities(3)	19,959,084	392,866	2,698,915	3,326,518	13,540,785
Flight equipment, spare engines and spare parts purchase obligations(4)	82,828,498	2,661,281	14,542,803	28,719,331	36,905,083
Total future payments on contractual obligations	148,303,068	9,860,669	29,139,296	41,160,004	68,143,099

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our sale and leaseback agreements consist primarily of future lease payments with the lessors.
(4)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2011, we signed an amendment to our purchase agreement with Airbus for an additional order of 44 A320 family aircraft for delivery between 2014 and 2020.
*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled Ps. 38.2 million at December 31, 2019.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps. 18.8 billion from 2020 to 2025 and thereafter.

In 2020, we expect our capital expenditures, excluding pre-delivery payments, to be Ps. 82.8 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

G.	Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 14 principal members, of which 64% are independent.

Under our by-laws and the Mexican Securities Market Law, any shareholder or group of shareholders representing 10% of Volaris’ outstanding capital stock, have the right to appoint one director for each such 10% ownership stake.

Set forth below are the name, age, position and biographical description of each of our directors as of the date of this annual report. The business address of our directors is that of our principal office.

Name	Age	Title	Alternate*
Brian H. Franke	56	Chairman of the Board	Andrew Broderick
William A. Franke	83	Director	Andrew Broderick
Harry F. Krensky	56	Director
Marco Baldocchi Kriete	46	Director	Rodrigo Antonio Escobar Nottebohm
Alfonso González Migoya	75	Independent Director
Stanley L. Pace	66	Independent Director
William Dean Donovan	58	Independent Director
Enrique Javier Beltranena Mejicano	57	Director
José Luis Fernández Fernández	60	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	69	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	69	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	52	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	49	Independent Director
Mónica Aspe Bernal	42	Independent Director

* Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has been one of our directors since 2010 and chairman of the board since April 2020. Currently, he is a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke has previously been a member of the board of directors of Tiger Airways Holdings (Singapore) since 2008 and Tiger Airways Australia since May 2009. He is also a member of the board of directors of Frontier and JetSMART Airlines (Chile). Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a Bachelor of Science in Business from the University of Arizona and a Masters of International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment Committee. He is William A. Franke’s son.

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

Harry F. Krensky has been one of our directors since our founding. He is also a member of the board of directors of transportation company Traxion, hospital operator H+ (SISI) and education company AMCO International. Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. He has been an assistant professor in the subject of international business in NYU Stern Business School and was a member of the Board of Trustees of Colby College. Mr. Krensky has a Bachelor of Arts from Colby College, a master’s degree from the London School of Economics and Political Science and a Master of Business Administration from the Columbia University Graduate School of Business.

Marco Baldocchi Kriete has been one of our directors since April 2020. He previously he served as an interim director beginning in July 2019 and as an alternate director beginning in 2010. He is the Chief Executive Officer of Central American Comercial, S.A. de C.V, a retail company in Latin America. He was a founder member of Transactel Inc. He is currently a member of the board of Aeromantenimiento (MRO Holdings, Inc.). Past board experience includes Onelink Holdings, Avianca-Taca and Banco Agricola. Mr. Baldocchi has a Bachelor of Arts from Vanderbilt University and a Master of Business Administration from the Kellogg School of Management.

Alfonso González Migoya has been one of our directors since November 2014. He served as our chairman of the board from November 2014 to April 2020. He is also a director at FEMSA, Coca Cola FEMSA, Bolsa Mexicana de Valores and Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), among others. Previously, Mr. González was chairman and chief executive officer of Grupo Industrial Saltillo, chief executive officer of Servicios Interpuerto Monterrey, held different senior roles in Grupo ALFA and was executive vice president and chief financial officer of senior executive Grupo Financiero BBVA Bancomer. Mr. González holds a Bachelor of Science in Electromechanical Engineering from ITESM and a Master of Business Administration from Stanford University Graduate School of Business.

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

William Dean Donavan has been one of our directors since 2010 (prior to April 2017, he served as an alternate director). He is a Managing Director of Columbia Equity Partners and is a senior director of Discovery Americas, a Mexico City based private equity fund. Mr. Donovan sits on the boards of Prophet Brand Strategy, a marketing consultancy, and the Metropolitan Bank. In 2005, he co-founded Volaris along with several other parties. Between 1989 and 2003, Mr. Donovan worked with Bain & Company. He was Managing Director of Bain Africa between 1999 and 2002 and head of Bain’s airline practice and auto practice at various times. He also is a consultant for Stellar Labs, a software company focused on fleet optimization and revenue management in the private aviation space. In 2005, Mr. Donovan co-founded Diamond Stream, a SaaS analytics application for the travel and entertainment industry. Mr. Donovan has served as chief operating officer of Nimblefish Technologies, a specialized micromarketing agency and as chief executive officer of SearchForce, a paid search workflow management and optimization platform. Mr. Donovan received his Bachelor of Arts from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and his Master of Business Administration from the Wharton School at the University of Pennsylvania.

Enrique Beltranena has been our chief executive officer since March 2006 and one of our directors since September 2016. Previously he worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s, he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. In 2017, Mr. Beltranena participated in one of the biggest joint negotiations for the purchase of single aisle aircraft with Airbus. In 2009 Mr. Beltranena was awarded with the Federico Bloch Awards by the Latin American & Caribbean Air Transport Association. Mr. Beltranena was named to the Entrepreneur of The Year Hall of Fame in Monaco after being nominated by Ernst & Young—Innovation in 2012. He was also named Entrepreneur of The Year in Mexico after being nominated by Ernst & Young—Mexico in 2011. He also received the National Order of Merit (Knight’s Badge) from the President of France.

José Luis Fernández Fernández has been one of our independent directors since 2012 and he also serves as the chairman of our audit and corporate governance committee. He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., Grupo Financiero Banamex and Banco Nacional de México S.A., and an alternate member of the board of Arca Continental, S.A.B. de C.V. Mr. Fernández is a partner at Chevez Ruiz Zamarripa. Mr. Fernández has a degree in Public Accounting from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

Joaquín Alberto Palomo Déneke has been one of our directors since 2005 and he also serves as a member of our audit and corporate governance committee. He is also a member of the board of directors of Aeroman. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo has a Bachelor of Science degree in Agricultural Economics from Texas A&M University.

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit and corporate governance committee. He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work. Mr. Slowik is also a member of the board of directors of Rotor Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively. He is a board member and chairs the audit committee of Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system connecting Nome to Prudhoe Bay, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska. Mr. Slowik serves as a senior advisor to VoloFin, a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market. Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

Ricardo Maldonado Yañez has been one of our independent directors since April 2018. He is a partner at Mijares, Angoitia, Cortés y Fuentes, S.C., since 1999. Mr. Maldonado has over 20 years of experience providing advice and counseling to Mexican and foreign companies and clients on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in a number of domestic and international, public and private, debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects. Mr. Maldonado serves as member and/or secretary of the Board of Directors of several companies including Grupo Televisa, Consorcio Ara, Grupo Axo, SeaMex Ltd., Biossmann Group, Empresas Cablevisión, Grupo Pueblo Bonito (Blazki), Grupo Aeroportuario del Centro Norte (OMA), Grupo Financiero Banorte, ICA Tenedora, S.A. de C.V. and Endeavor Mexico. Mr. Maldonado received his LLM from University of Chicago Law School, holds a certificate on Business Law from the Instituto Tecnologico de México and holds a law degree from the Universidad Nacional Autónoma de México.

Guadalupe Phillips Margain has been one of our directors since April 2020.  She is the Chief Executive Officer of Empresas ICA Tenedora, S.A. de C.V. Previously she worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Grupo Financiero Banorte, Innova, Grupo Axo and Grupo Aeroportuario del Centro Norte (OMA). Ms. Phillips holds a Ph.D. and a M.A.L.D. (Master of Arts in Law and Diplomacy) from The Fletcher School of Law and Diplomacy, Tufts University and holds a law degree from the Instituto Tecnológico Autónomo de México.

Mónica Aspe Bernal has been one of our directors since April 2020.  She is the Interim Chief Executive Officer of AT&T, Mexico. Previously she was ambassador in the Permanent Delegation of Mexico to the OECD. She served as Vice-Minister of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a Masters in Political Science from Columbia University and holds a degree on Political Science from the Instituto Tecnológico Autónomo de México.

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

Name	Age	Title
Enrique Beltranena	57	President and Chief Executive Officer
Sonia Jerez	50	Vice President and Chief Financial Officer
Jaime Pous	50	Senior Vice President - Chief Legal Officer and Corporate Affairs
José Luis Suárez	52	Senior Vice President and Chief Operating Officer
Holger Blankenstein	45	Executive Vice President Airline Commercial and Operations
Carlos Alberto González	46	Controlling and Transformation Director
Carolyn Prowse	47	Vice President and Chief Commercial Officer
Alejandro Alba	48	Internal Audit Director

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

Jaime Pous has been our Senior Vice President Chief Legal Officer and Corporate Affairs since November 2017, previously serving as our legal executive director since January 2016 and our general counsel since January 2013. Additionally he has served as secretary of the Board of Directors since 2018 and secretary of the audit and corporate governance committee since 2013. Prior to joining us, Mr. Pous worked at Grupo Televisa, where he had been legal director from 1999 to 2012. Mr. Pous received his LLM from The University of Texas at Austin, School of Law and holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM).

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

Holger Blankenstein has been our Executive Vice President Airline Commercial and Operations since November 2017, in charge of the commercial, digital, operations, customer service and maintenance areas of the company. Prior to his current role, Blankenstein was the Chief Commercial Officer since 2009, leading the areas of sales, marketing, planning, itineraries, revenue management and cargo and leading the IT department. Blankenstein was part of the team that took the Company public in 2013; he has been with the Company since its inception in 2005, as one of the founding members of the team he was involved both in the setting up and launching of the airline. Before 2005, he was Director of Strategic Development at TACA International Airlines in El Salvador, from 2003 to 2005, where he led many key projects such as the integrated airline systems migration, TACA’s maintenance business growth strategy and the business plan for Volaris. He began his career as a consultant for Bain & Company in 1998 in the Munich office. Blankenstein transferred to the Sydney office in 2000. He was involved with assignments in financial services, automotive and retail industries. Blankenstein earned an MBA from the University of Iowa and a graduate degree in business and economics from Goethe University in Frankfurt, Germany.

Carlos Alberto González has been our controlling and transformation director since November 2019, and has previously been our corporate control, compliance and administration director since January 2019, our corporate control and compliance director since June 2016 and our corporate control director from June 2010 to May 2016. Currently, he is responsible for transformation, internal control and process. He has been with us since April 2006. Prior to joining us, he worked as a financial planning and control manager in Mexico and in Spain for Grupo Telefonica Moviles. Additionally, he previously was a senior associate at PricewaterhouseCoopers and an internal auditor analyst at Scotiabank Inverlat. Mr. González is a Certified Public Accountant with a post-graduate degree in Corporate Finance from ISEC University and he also holds an MBAdegree from Antonio de Nebrija University in Spain.

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

Alejandro Alba has been our Internal Audit Director since July 2019. Prior to joining Volaris, he was the Senior Internal Audit Director at Walmart Mexico and Central America, Chief Audit Executive at Grupo Bimbo and Risk Managing Partner for Mexico and Central America at EY. He has extensive experience in the fields of audit, risk, internal control and corporate governance. He was named a leader of the future by the magazine Expansion, which recognized him as one of the most influential young leaders in Mexico. Mr. Alba holds a degree in accounting and received his MBA from Arizona State University. He has completed postgraduate studies at MIT, IPADE, ITEMS, and ITAM and possesses the following certifications: CIA (Certified Internal Auditor), CRMA (Certification in Risk Management Assurance), PMP (Project Management Professional), CQIA (Certified Quality Improvement Associate), Certification in Technology, Operations, and Value Chain Management, CCSA (Certification in Control Self-Assessment), and CGAP (Certified Government Auditing Professional).

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

Our chief executive officer is required, primarily, to (i) implement the instructions established at our shareholders’ meeting and that of our board of directors, (ii) submit to the board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate governance committee proposals for our internal control system, (iv) disclose all material information to the public, (v) comply with applicable law in connection with share repurchases and subsequent purchases, (vi) initiate actions in respect of liabilities caused by us, (vii) comply with applicable law in respect of dividend payments, and (viii) maintain adequate accounting and registration internal control systems and mechanisms.

B.           Compensation

Director and Executive Compensation

In 2017, 2018 and 2019, the senior managers positions listed in this annual report, received an aggregate compensation of approximately Ps. 76.6 million, Ps. 120.4 million and Ps. 154.9 million. The chairman and the independent members of our board of directors received an aggregate compensation of approximately Ps. 9.0 million, Ps. 7.2 million and Ps. 8.1 million, and the rest of the directors received a compensation of Ps. 7.8 million, Ps. 5.2 million and Ps. 4.4 million.

Our directors or executive officers are not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.

Long-term Retention Plans

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

On December 24, 2012, the Management Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

On September 18, 2013, the key employees participating in the management incentive plan exercised 4,891,410 shares. As a result, the key employees paid Ps. 25.9 million to the trust corresponding to the exercised shares. Thereafter, we received from the trust the payment related to the exercised shares by the key employees as a repayment of the loan between the company and the trust.

On November 16, 2015, as part of our secondary follow-on equity offering, the key employees exercised 4,414,860 Series A shares. The key employees paid Ps. 23.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2016, the key employees participating in the management incentive plan exercised 3,299,999 Series A shares. The key employees paid Ps. 17.5 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares. The key employees paid Ps. 0.6 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares. The key employees paid Ps. 10.7 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2019, the key employees participating in the management incentive plan exercised 2,780,000 Series A shares. The key employees paid Ps. 14.8 million to the Management Trust corresponding to the exercised shares. Thereafter, were received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

At December 31, 2017, 2018 and 2019, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2017, 2018 and 2019, 12,437,857, 10,433,981, and 7,653,981 share options were vested, respectively.

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

The fair value of these SARs is estimated at the grant date and at each reporting period using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted (vesting schedule included in the table above, see Item 5: “Long-term Retention Plans—Management Incentive Plan II”).

The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2019, 2018 and 2017 was Ps. 70.6 million, Ps. 32.8 million, and Ps. 37.9 million, respectively. The compensation cost or (benefit) is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2019, 2018 and 2017 we recorded a cost (benefit) of Ps. 37.8 million, Ps. (5.1) million, and Ps. (16.5) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2019.

Board of Directors Incentive Plan (BoDIP)

In April 2018 and 2019, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BoDIP”). The BoDIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banca Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2019 was 2,072,344, of which 968,706 shares were priced at Ps. 16.80, 977,105 shares were priced at Ps. 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2019, there were no exercises under the BoDIP.

Long-term Incentive Plan

During 2010, we adopted an employee long-term incentive plan, the purpose of which is to retain high-performing employees within the organization by paying incentives depending on our performance. During the year ended December 31, 2013 and 2012 we expensed Ps. 6.3 million and Ps. 6.5 million respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a long-term incentive plan (equity-settled) and share appreciation rights plan (cash-settled), each as further described below.

Equity-Settled

In November 2014, we established an equity-settled long-term incentive plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps. 10.8 million to be used to purchase our shares. In April 2016, an extension to this plan was approved at our annual ordinary shareholders’ meeting, with an effective date in November 2015. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps. 7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market based on the instructions of the administration trust’s technical committee. An amount equal to Ps. 7.5 million (the fair value of the bonus net of withheld taxes) was approved in April 2016 as an extension of this plan for the acquisition of our Series A shares, following the same mechanism.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’ account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

In November 2019, 2018 and 2017, extensions to this plan were approved by our board of directors. The total cost of the extensions approved was Ps. 86.8 million (or Ps. 56.4 million net of withheld taxes), Ps. 64.0 million (or Ps. 41.6 million net of withheld taxes) and Ps. 15.8 million (or Ps. 10.1 million net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2017, 2018 and 2019, we recognized Ps. 13.5 million, Ps. 20.0 million and Ps. 49.7 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the years ended December 31, 2017, 2018 and 2019, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. As of December 31, 2019, 294,541 shares were forfeited.

At December 31, 2019, 5,115,191 shares were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

Cash-Settled

On November 6, 2017, November 6, 2018 and November 6, 2019, we granted 3,965,351, 0 and 0 SARs, respectively, to key executives. The SARs vest during a three-year period as long as the employee completes the required service period, and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps. 15.8 million, Ps. 0.0 million and Ps. 0.0, respectively.

During the year ended December 31, 2017, 2018 and 2019, we made a cash payment to key employees related to the SARs plan of Ps. 6.0 million, Ps. 0.0 million and Ps. 2.4 million, respectively. These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2019, 2018 and 2017, respectively.

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

Mr. José Carlos Silva Sanchez-Gavito is the alternate member of the Audit and Corporate Governance Committee.

Compensation and Nominations Committee

Our board of directors has created a compensation and nominations committee, which is comprised by four non-independent members, as determined by our board of directors from time to time, appointed by our board of directors. We established a compensation and nominations committee pursuant to the unanimous resolutions adopted by our shareholders in June 2013.

The compensation and nominations committee is responsible for, among other things, (i) submitting proposals to the board of directors and to the audit and corporate governance committee relating to the removal of officers within the first two corporate levels, (ii) proposing the to the board of directors and to the audit and corporate governance committee creation, amendment or termination of any incentive plan for officers, (iii) consulting with third-party experts in connection with any issues related to compensation, organizational development, and other related matters, (iv) proposing to board of directors and to the audit and corporate governance committee the compensation packages for officers within the first four corporate levels, (v) proposing to our board of directors the entering into, amendment or termination of any collective bargaining agreements, (vi) informing our board of directors of any material contingencies, (vii) the assessment of the performance of all relevant executive officers and reporting such assessments to the board of directors and to the audit and corporate governance committee, and (viii) submitting periodic reports to our board of directors.

As of the date of this annual report, the current members of the compensation and nominations committee are:

Name	Title
Marco Baldocchi Kriete	Chairman
Brian H. Franke	Member
Harry F. Krensky	Member
Enrique Beltranena	Member

Mr. Rodrigo Escobar Nottebohm is the alternate of Mr. Marco Baldocchi Kriete.

D.           Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2019, we had 4,950 employees, which consisted of 926 pilots, 1,864 flight attendants, 91 ramp operations personnel, 804 airport and customer service personnel, 352 maintenance personnel and 913 management and administrative personnel. 3,960 of our employees (approximately 80%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 20% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2020 for a term of two years for benefits and on February 15, 2020 for a term of one year for salaries. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2017	2018	2019
Pilots	968	940	926
Flight attendants	1,536	1,604	1,864
Ramp operations personnel	102	67	91
Airport and customer service personnel	954	948	804
Maintenance personnel	317	575	352
Management and administrative personnel	875	466	913
Total	4,752	4,600	4,950
Average of employees per aircraft	67	60	60

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

E.            Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	4,745,200*
Brian H. Franke	Chairman of the Board	2,610,000*
John A. Slowik	Independent Director	62,500*
William Dean Donovan	Independent Director	4,108,080*
Alfonso González Migoya	Independent Director	107,791
Marco Baldocchi	Director	1,870,500*
Enrique Beltranena	Director, President and Chief Executive Officer	8,309,205
Jaime Pous	Senior Vice President - Chief Legal Officer and Corporate Affairs	487,688
José Luis Suárez	Senior Vice President and Chief Operating Officer	322,632
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	3,572,976*
Sonia Jerez	Vice President and Chief Financial Officer	140,354*
Carolyn Prowse	Vice President and Chief Commercial Officer	143,153*
Carlos Alberto González	Controlling and Transformation Director	132,536
Alejandro Alba	Internal Audit Director	82,285

*	Shares owned through CPOs or ADSs.

This share ownership represents less than 2.66% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Our Principal Shareholders

Our shareholders are Mexican investors, international investors, investment funds managed by Blue Sky Investments, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Avianca, Frontier, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Common Stock
	Number		Percentage
Shareholders	Series A	Series B	Series A	Series B
5% Shareholders:
Blue Sky Investments, S.à. r.l.(1)	70,201,880	44,857,124	7.60%	50.94%
Funds managed by Indigo(2)	139,380,930	43,194,749	15.1%	49.1%
Harris Associates L.P.(3)	58,947,580	-	5.8%	-
Named Executive Officers and Directors:
William A. Franke(2)	139,380,930	43,194,749	15.1%	49.1%
All Executive officers and directors as a group (one person) HSBC trust F/307750(4)	7,653,981	-	.83%	-

(1)	Consists of 44,857,124 Series B shares and 70,201,880 Series A shares deposited in the CPO trust held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17, rue Robert Stümper, L-2557 Luxembourg.
(2)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 1,000,649 Series B shares and 3,228,640 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP and 42,194,100 Series B shares held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP and Long Bar LatAm II LP, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein.

Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at: c/o Indigo Mexico Coöperatief U.A.; Schiphol Boulevard 231, 1118 Bh Amsterdam, Netherlands.

(3)	Harris Associates L.P. has a principal business address at: 111 South Wacker Drive, Suite 4600 Chicago, Illinois 60606.
(4)	Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 7,653,981 Series A shares, representing .83% of our Series A shares. Such shares are fully paid and held in trust for the benefit of certain of our executive officers. The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us. Item 6: “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2019, 73,511,847 ADSs (equivalent to 735,118,340 shares, or 72.65% of the total outstanding shares of our common stock) were outstanding and held of record by 17 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

None.

Differences in Voting Rights

See Item 10: “Additional Information—Memorandum and Articles of Association—Overview—Voting Rights.”

B.       Related Party Transactions

We have engaged in a number of transactions with related parties.

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, our Chief Executive Officer and a member of our board of directors, is a shareholders of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2017, 2018 and 2019, we accrued an expense of Ps.1.8 million, Ps.2.8 million and Ps. 3.1 million, respectively, in connection with these services.

One Link, S.A. de C.V.

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board of directors, was a director of Onelink. As of October 24, 2019 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate member of our board of directors. Pursuant to this agreement, One Link receives calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of December 31, 2017 and 2019, our balance due under this agreement was Ps. 25.0 million, and Ps. 39.8 million, respectively, and we accrued an expense under this agreement of Ps. 200.0 million and Ps. 37.0 million for the years ended December 31, 2017 and 2019, respectively. For the year ended December 31, 2018, we did not have net balance and any expense recognized under this agreement.

Mijares, Angoitia, Cortés y Fuentes, S.C.

Mijares, Angoitia, Cortés y Fuentes, S.C. (“Mijares”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of our board of directors since April 2018, are partners of Mijares. Mijares provides legal services to us. As of December 31, 2019, our balance due in connection with these services was Ps. 1.0 million. As of December 31, 2018, and 2017, we did not have a net balance. For the years ended December 31, 2019, 2018 and 2017, we accrued an expense of Ps. 1.3 million, Ps. 1.7 million and Ps. 0 million, respectively, in connection with the legal services provided by Mijares.

Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke, members of our board of directors, are also members of the board of Frontier. Furthermore, Indigo Partners, one of our significant shareholders, has investments in Frontier as well. We executed a codeshare agreement with Frontier on January 16, 2018. As of December 31, 2019 and 2018, the account receivable under this agreement was Ps. 23.4 million and Ps. 8.3 million, respectively, and the account payable was Ps. 16.3 million and Ps. 2.8 million , respectively. For the years ended December 31, 2019 and 2018 the Company recognized revenue under this agreement of Ps. 209.0 million and Ps. 8.4 million, respectively.

C.       Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-89 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2017, 2018 and 2019, we did not allocate any amount to our legal reserve fund. As of December 31, 2017, 2018 and 2019, our reserve fund was Ps. 291.2 million or 9.8% of our capital stock.

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

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this annual report our outstanding capital stock consisted of 923,824,804 Series A shares and 88,051,873 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Under the Mexican Securities Market Law and our by-laws, our chief executive officer and our principal officers are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders. Our officers are required to submit to the board of directors for approval, the principal strategies for our business and the business of the companies we control, to submit to the audit and corporate governance committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, to prepare and submit to the board the yearly financial statements, and to implement internal control mechanisms.

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

The resolution of the board of directors may be accompanied by a fairness opinion issued by an expert selected by our audit and corporate governance committee. Directors and first level officers are required to disclose whether or not each of them will sell their shares in connection with the tender offer.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2019 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

You may request a copy of our SEC filings, at no cost, by contacting us at: Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, Mexico 01210, Attention: Investor Relations, Email: ir@volaris.com, Tel.: +52-55-5261-6400.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2017, 2018 and 2019 represented approximately 31%, 38% and 38%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 13,492 thousand gallons of fuel. Such hedges represented a portion of our fourth quarter 2019 projected consumption. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons of fuel. The latter hedges represented a portion of our projected third quarter 2019 and our 2020 consumption.

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options and Zero-Cost Collars designated to hedge 45.6 million gallons of fuel. Additionally, as of December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons of fuel.

US Gulf Coast Jet Fuel 54 is the crude utilized to determine the cost of the fuel produced by our suppliers. Based on our 2019 annual fuel consumption, a 3.6% increase in the average price per gallon of the US Gulf Coast Jet Fuel 54, would have increased our fuel budget expense for 2019 by approximately Ps. 420 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel call options as of December 31, 2017, 2018 and 2019 was a net asset position of Ps. 497.4 million, Ps. 48.2 million, and Ps. 0 million, respectively, and the fair value of our zero-cost collars as of December 31, 2017, 2018 and 2019 was Ps. 0, a loss of Ps. 122.9 million and a gain of Ps. 133.6 million and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2019, we believe the credit exposure related to derivatives contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under derivative agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2019, we had hedged approximately 20% of our projected fuel requirements for the year ended December 31, 2020.

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 30%, 32% and 29% of our revenues came from operations in the United States for the year ended December 31, 2017, 2018 and 2019, respectively, U.S. dollar denominated collections accounted for 40%, 38% and 43% of our total collections in 2017, 2018 and 2019, respectively. Our foreign exchange exposure as of December 31, 2017, 2018 and 2019 are a net monetary liability position by U.S. ($1.2) billion, U.S. ($1.7) million and U.S. ($1.7) million, respectively. During the year ended December 31, 2019, we did not enter into foreign currency forward contracts of derivative financial instruments.

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of Ps. 0.6 billion, Ps. (0.1) billion, and Ps. 1.4 billion in 2017, 2018 and 2019, respectively.

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for forecasted foreign exchange exposures using with non-derivative financial instruments. In the first hedging strategy, we have designated a hedge to mitigate the foreign exchange rate risk and foreign exchange variation fluctuation in U.S. dollars denominated forecasted revenues using the financial liabilities corresponding to the lease liability denominated in U.S. dollars over the term of the remaining leases term. We have at December 31, 2019 an amount equivalent to U.S. dollars 2.1 billion of lease liability designated as a hedging forecasted revenues over the remaining lease term.

Additionally, the second strategy consists of a hedging relationship for foreign exchange rate with non-derivative financial instruments in order to mitigate the exchange rate risk and foreign exchange variation (peso / U.S. dollar) intrinsic in U.S. dollar denominated Jet Fuel purchases. For this strategy, a portion of our Jet Fuel consumption over the next two years approximately has been designated as a hedge item; as hedging instrument we designated a portion of the guarantee deposits and cash and cash equivalents denominated in U.S. dollar. In this hedging relationship for foreign exchange rate with non-derivative financial instruments, we an amount equivalent to U.S. $410 million, which represents a portion of the financial assets denominated in U.S. dollar.

For both hedging strategies follow a Cash Flows Hedging Model, the accounting records corresponding to the recycling of the reserve for hedging of cash flows (called Other Comprehensive Income or OCI part of the stakeholder equity) will be done as it is indicated in IFRS 9, this means to reclassified to OCI through the accounts of results in the same period or periods in which the expected hedging for cash flows affect our results of period; when those sales are recognized as revenue – always adjusting them because of the hedging effects – for the program.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. We had market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases which ended in 2017, and therefore, no further hedging of interest rates was made during 2017 or 2018. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 2.7 million. These instruments are included as assets in our consolidated statements of financial position. For the year ended December 31, 2017, the reported loss on the interest rate swaps was Ps. 13,827, which was recognized as part of rental expense in the consolidated statements of operations. All the Company’s positions in the form of interest rate swaps matured on March 31 and April 30, 2017. Consequently, there was no outstanding balance as of December 31, 2017 and 2018.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext, a short-term working capital facility with Sabadell, and an asset-backed trust notes (CEBUR) issued in the Mexican market. A hypothetical 100 bps increase in market interest rates during the year 2019 would have increased our debt interest payment in 2019 on our consolidated statements of financial position by Ps. 33.6 million.

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:
U.S. $ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
U.S. $ 0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
U.S. $ 0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs
Expenses of the depositary	Conversion of foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.	As necessary

Persons Depositing CPOs or ADR Holders Must Pay:	For:
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

Depositary Payments

During 2019, U.S. $514,468.44 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Please refer to Exhibit 2.1(b) to this annual report for the remaining information relating to our American Depositary Shares as required under Item 12.D of Form 20-F.

Part II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.           Use of Proceeds

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2019, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2019 and 2018. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2019 and 2018 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2019	2018
	(in Pesos)
Audit Fees(1)	14,367,854	15,409,207
Audit-Related Fees(2)	3,442,555	2,502,562
Tax Fees(3)	—	787,261
All Other Fees	—	—
Total	17,810,409	18,699,030

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our auditors for the assurance and related services, tax compliance reports and social security reports.
(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by transfer pricing.

Our audit and corporate governance committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2019, 2018 and 2017 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global Limited, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2019, 2018 and 2017, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2019, 2018 and 2017 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit and Corporate Governance Committee. We have an audit and corporate governance committee comprised of three members. Each member of the audit and corporate governance committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit and corporate governance committee operates primarily pursuant to Mexican Securities Market Law and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our compensation committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

Part III.

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 through F-90.

ITEM 19             EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

2.1(b)	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1(1) of the Company’s registration statement on Form F-6 filed with the SEC on August 30, 2013 (File No. 333-190940))

4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.7 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.7†

4.8†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of September 17, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.15†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited Amendment Agreement, dated as of October 10, 2007, between Company and RBS Aerospace Limited with Wells Fargo Northwest, National Association (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.16†

4.17†	Lease Agreement, dated as of April 20, 2007, between the Company and International Lease Finance Corporation (incorporated by reference to Exhibit 10.18 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.18†

4.19†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.20 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.20†	Lease Agreement, dated as of January 25, 2008, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.21 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.21†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.23 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.22†	Lease Agreement, dated as of November 30, 2009, between the Company and CIT Aerospace International (incorporated by reference to Exhibit 10.24 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.23†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.24†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.25†	Lease Agreement, dated as of April 7, 2011, between the Company and MASL Ireland (22) Limited (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.26†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.27†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.32 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.28†	Lease Agreement, dated as of April 29, 2011, between the Company and Amentum Leasing No. Three Limited (incorporated by reference to Exhibit 10.33 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.29†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.30†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.31†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.32†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.33†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.34†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.35†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.36†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.38†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.39†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.40†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.41†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.42†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.43†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.44†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.45†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.46†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.47†	Revolving Credit Line Agreement dated July 27, 2011, as amended among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.48†	Master Agreement, dated as of July 20, 2009, between the Company and Sabre, Inc. (incorporated by reference to Exhibit 10.53 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.49†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.50†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1	List of the Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment

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

Date: April 27, 2020

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2019, 2018 and 2017

with Independent Auditor’s Reports

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2019, 2018 and 2017

Contents:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S. A. B. de C. V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Lease return condition provision
Description of the Matter

As described in Note 1 p) to the consolidated financial statements, the Company’s lease agreements require that the underlying aircraft and engines be returned to lessors either in a specific condition or to make a payment in lieu of performance of the maintenance and repair activities necessary to meet these conditions.

The Company adopted IFRS 16 under the full retrospective approach, which required the initial assessment of all lease contracts from their beginning and restatement of each prior reporting period presented. The Company performed an assessment of the return condition provision for leased aircraft, which required management to estimate the cost of those maintenance obligations to be included in connection with aircraft lease return.

Maintenance obligation performed at the end of the lease which does not benefit the Company is viewed as variable payments under IFRS 16 and recognized in profit or loss based on the aircraft utilization over the period starting upon the completion of the major maintenance event occurring prior to lease return.

The maintenance provision covers the cost to fulfill return condition that must be satisfied at the expiration of the related leases primarily related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed at the return of the lease. The maintenance return condition also considers deposits paid to the lessor considered as supplemental rental. At December 31, 2019, the Company´s provision for return condition amounted Ps.1,852,688.

Auditing management´s lease return condition provision was complex as it is based on significant management´s judgement in estimating the amount and timing of future costs, aircraft usage, timing of recognition of the provision, and certain other assumptions, therefore we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design and operating effectiveness of the Company’s internal controls over the return condition provision. For example, we tested controls over management´s review of the return cost, the discount rate calculation, timing of recognition, the significant assumptions and the data inputs used in the calculation.

To test the provision for return condition, our procedures included, among others, reviewing the accuracy and completeness of the lease agreements and underlying data, assessing the methodology applied in the calculation of the provision and testing the period in which the event or condition that triggers the payments occurs and critical assumptions, for example, the aircraft usage projections based on the scheduled flight plan and the projected costs of maintenance for which we compared to historical trends and actual costs incurred in connection with aircraft returned to the lessor or maintenance costs paid at lease return as specified in the lease agreements.

Furthermore, we assessed the reasonableness of the related disclosure made in Note 1 p) and 15 c) of the consolidated financial statements.

Aircraft and engine leases
Description of the Matter

The Company adopted 1FRS 16 and applied full retrospective approach that required to determine the carrying amounts of all leases in existence at the earliest comparative period as if those leases had always been accounted for applying IFRS 16 and to restate comparative information. As described in Note 1 x) to the consolidated financial statements, as a result of initial recognition of IFRS 16 there was an amount recorded as right of use asset by Ps.23,500,081, a lease liability of Ps.32,711,793 and a retrospective effect in retained earnings by Ps. 7,365,758 as of January 1st, 2017.

Additionally, the Company obtains substantially its entire fleet of aircraft and most of its engines under lease agreements, which in accordance with current standards, at inception of a contract, the Company assesses whether the contract is, or contains, a lease as a result of applying IFRS 16. Then at the commencement date of a lease, the Company recognizes a liability to make lease payments (lease liability) and an asset representing the right to use the underlying asset during the lease term (right-of-use asset).

Based on the unique terms and usage conditions of each lease as specified in the related agreements, the potential impacts of the proper classification of the leases, the assumptions applied to calculate incremental borrowing rate, the determination of lease terms and in light of the fact that in 2019 the Company entered into lease agreements for 7 aircraft and 2 spare engines, as well as an extension of 1 spare engine, we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s IFRS 16 adoption process, for example, we tested controls over management’s review of the significant assumptions described above and the data inputs used by management in the calculation of right of use assets and lease liabilities.

To test the completeness and accuracy of the underlying data used to calculate the right of use asset and lease liabilities, our procedures included reading the lease agreements and reviewing their terms and conditions, including their payment terms, the rates of established lease payment, among other procedures. Additionally, we evaluated management’s assessment performed for each component of the lease within the contracts as a lease separately from the components of the contract that do not constitute a lease as well as the assumptions used to apply the requirements for depreciating the right of use asset. Furthermore, we involved our specialists to assist in evaluating assumptions and the methodology used by management in calculating the incremental borrowing rate.

We assessed the Company’s disclosure of this matter in Notes 1 p) and 14 to the consolidated financial statements.

Aircraft maintenance deposits paid to lessors
Description of the Matter

Certain of the Company’s lease agreements require the payment of maintenance deposits to lessors during the lease term for the underlying aircraft and engines. The Company has booked aircraft maintenance deposits to lessors of Ps. 6,430,429 as of December 31, 2019. Related disclosure is included in Note 11 of the consolidated financial statements.

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of the related major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs of the specific maintenance event. The Company considers as supplemental rental those maintenance deposits paid for which a maintenance event is not expected to be performed during the term of the aircraft lease, then such deposits are considered as not recoverable by the Company since will be kept by the lessor to cover future maintenance costs.

Maintenance deposits are recorded as recoverable to the extent qualifying maintenance costs are expected to be incurred during the lease term. Any excess is recognized as additional lease expense in the consolidated income statement as supplemental rental.

Auditing management’s aircraft maintenance deposits was complex as it is based on significant management´s judgements and assumptions for example, in estimating the recoverability of these deposits, the estimated time between the maintenance events, the costs of future maintenance and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor, among others, therefore we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of aircraft maintenance deposits, including controls over management´s review of the significant assumptions described above and the data inputs used by management in the determination of the recoverability of maintenance deposits.

To test the recoverability of the maintenance deposits, we performed audit procedures that included, among others, inspecting the lease agreements and testing the analysis of the estimates prepared by management to determine the recoverability of the maintenance deposits and the recognition of the unrecoverable amounts as part of supplemental rental, for example, we assessed the estimation of the major maintenance costs expected to be incurred by comparing them to historical amounts and/or costs of aircraft and engines maintenance specified in agreements with vendors, as well as the usage projections applied to determine the timing of the maintenance by comparing them with the Company’s scheduled flight plans and the term of the lease agreement.

We assessed the Company’s disclosure in Notes 1j and 11 to the consolidated financial statements.

Subsequent events (COVID-19 assessment)
Description of the Matter

In March 2020 Mexico as well as the rest of the world was impacted by the effects of COVID-19, declared a pandemic by the World Health Organization. The Company and the entire aviation industry began to experience a significant drop in the demand for air travel, as evidenced by a significant reduction in forward sales over the next few months, due to this global pandemic. In addition, governmental travel restrictions have significantly reduced the demand for global air transportation. Furthermore, on April 21, 2020, the General Health Council (GHG) announced that Mexico is in "Phase 3" of the spread of the COVID-19, the most serious stage, as transmission of the virus is intensifying. As a result of and considering this matter might be a material uncertainty predicated by the COVID 19 outbreak, the Company has assessed the entity´s ability to continue as a going concern through December 31, 2020 as required by IFRS 1. When making that assessment, management has taken into consideration the existing and anticipated effects of the outbreak on the Company´s activities in its assessment of the appropriateness of the use of going concern basis.

The Company has taken several actions including decreasing capacity as measured by available seat miles (ASMs) for the rest of April and May 2020 by approximately 80% and 90%, respectively, of total operation versus the originally published schedule, establishing payment deferrals to the lease and aircraft purchase contracts and other supplier’s payment deferral, reducing management’s compensations and other salaries, deferring capital expenditures and certain other measures.

Based on complexity in auditing the judgements and assumptions applied by management in assessing the capability of operating on a going concern basis, we have determined this to be a critical audit matter and we focused on the Company´s assumptions used in such assessment to estimate future demand and revenue as well as the recovery period for operations in order to conclude whether a material uncertainty exist.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of completing the evaluation including updated inputs into the forecast of results and cash flows and consideration of management plans. As described above, we tested the Company´s forecasted results, cash flows and balance sheet figures and stress tested critical assumptions as to the severity, duration and recovery period used to build up such figures and testing as compared to historical activity and financial relationships. In addition, we have tested the critical actions implemented, (such as keep low expenses level, negotiating with vendors and suppliers for differing payments, etc.), inspection of updated contracts with lessors and equipment supplier´s as needed, labor contracts and other supporting evidence.

We assessed the Company’s disclosure in Note 25 to the consolidated financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2005.

Mexico City, Mexico

April 27, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 27, 2020 expressed an unqualified opinion thereon.

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

April 27, 2020

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	(Thousands of		At December 31,
	U.S. dollars*) 2019		2019		2018 Adjusted		2017 Adjusted
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	423,449	Ps.	7,979,972	Ps.	5,862,942	Ps.	6,950,879
Accounts receivable:
Related parties (Note 7)		1,244		23,442		8,266		-
Other accounts receivable, net (Note 8)		48,978		923,000		508,479		478,467
Recoverable value added tax and others		49,802		938,532		612,146		400,464
Recoverable income tax		23,102		435,360		337,799		570,361
Inventories (Note 9)		16,020		301,908		297,271		294,850
Prepaid expenses and other current assets (Note 10)		41,450		781,131		442,791		500,754
Financial instruments (Notes 3 and 5)		7,088		133,567		62,440		497,403
Guarantee deposits (Note 11)		31,856		600,327		790,635		1,352,893
Total current assets		642,989		12,117,239		8,922,769		11,046,071

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		391,895		7,385,334		5,782,282		4,375,697
Right-of-use assets (Note 14)		1,811,006		34,128,766		31,882,053		24,893,882
Intangible assets, net (Note 13)		8,883		167,397		179,124		190,420
Financial instruments (Notes 3 and 5)		143		2,695		-		-
Deferred income taxes (Note 19)		81,853		1,542,536		3,392,240		3,222,228
Guarantee deposits (Note 11)		405,643		7,644,421		6,337,496		6,098,252
Other assets		8,785		165,546		154,757		126,423
Other long-term assets		7,492		141,193		73,962		-
Total non-current assets		2,715,700		51,177,888		47,801,914		38,906,902
Total assets	US$	3,358,689	Ps.	63,295,127	Ps.	56,724,683	Ps.	49,952,973

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	195,271	Ps.	3,679,926	Ps.	2,438,516	Ps.	2,293,309
Suppliers		84,748		1,597,099		1,085,499		1,077,438
Related parties (Note 7)		3,107		58,554		17,775		40,931
Accrued liabilities (Note 15a)		134,355		2,531,861		2,267,596		1,967,926
Lease liabilities (Note 14)		250,488		4,720,505		4,976,454		4,213,417
Other taxes and fees payable (Note 1q)		111,564		2,102,455		1,932,082		1,245,247
Income taxes payable		7,461		140,609		4,065		111,292
Financial instruments (Notes 3 and 5)		-		-		122,948		-
Financial debt (Note 5)		110,692		2,086,017		1,212,259		2,403,562
Other liabilities (Note 15c)		21,608		407,190		25,835		202,250
Total short-term liabilities		919,294		17,324,216		14,083,029		13,555,372

Long-term liabilities:
Financial debt (Note 5)		153,352		2,889,952		2,310,939		1,079,152
Accrued liabilities (Note 15b)		4,818		90,796		75,503		92,448
Lease liabilities (Note 14)		1,899,504		35,796,540		34,588,692		28,310,287
Other liabilities (Note 15c)		77,982		1,469,595		1,820,194		1,454,790
Employee benefits (Note 16)		2,027		38,206		18,153		19,289
Deferred income taxes (Note 19)		8,285		156,139		1,123,020		1,616,282
Total long-term liabilities		2,145,968		40,441,228		39,936,501		32,572,248
Total liabilities		3,065,262		57,765,444		54,019,530		46,127,620

Equity (Note 18):
Capital stock		157,789		2,973,559		2,973,559		2,973,559
Treasury shares		(9,006)		(169,714)		(122,661)		(85,034)
Contributions for future capital increases		-		1		1		1
Legal reserve		15,451		291,178		291,178		291,178
Additional paid-in capital		99,761		1,880,007		1,837,073		1,804,528
Retained earnings (losses)		23,264		438,412		(2,200,651)		(1,257,769)
Accumulated other comprehensive income (loss)		6,168		116,240		(73,346)		98,890
Total equity		293,427		5,529,683		2,705,153		3,825,353
Total liabilities and equity	US$	3,358,689	Ps.	63,295,127	Ps.	56,724,683	Ps.	49,952,973

*Convenience translation to U.S. dollars (Ps.18.8452) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	(Thousands of U.S.
	dollars*,except
	for			For the years ended
	earnings		December 31,
	per share)				2018		2017
	2019		2019		Adjusted		Adjusted

Operating revenues (Notes 1d and 24):
Passenger revenues:
Fare revenues	US$	1,227,368	Ps.	23,129,991	Ps.	18,487,858	Ps.	17,791,317
Other passenger revenues		560,844		10,569,208		7,892,497		6,098,504
		1,788,212		33,699,199		26,380,355		23,889,821
Non- passenger revenues
Other non-passenger revenues (Note 1d)		47,629		897,586		697,357		727,392
Cargo		12,143		228,836		227,438		170,973
Non-derivatives financial instruments		(3,871)		(72,949)		-		-
		1,844,113		34,752,672		27,305,150		24,788,186

Other operating income (Note 20)		(17,363)		(327,208)		(621,973)		(96,765)
Fuel expense, net		616,925		11,626,069		10,134,982		7,255,636
Landing, take-off and navigation expenses		271,076		5,108,489		4,573,319		4,002,744
Depreciation of right of use assets (Note 14)		249,558		4,702,971		4,043,691		3,437,903
Salaries and benefits		191,071		3,600,762		3,125,393		2,823,647
Maintenance expenses		78,982		1,488,431		1,497,989		1,418,253
Sales, marketing and distribution expenses		76,818		1,447,637		1,501,203		1,691,524
Aircraft and engine variable lease expenses		51,030		961,657		956,010		1,429,595
Other operating expenses (Note 20)		59,056		1,112,927		1,059,098		1,034,258
Depreciation and amortization (Notes 12 and 13)		35,845		675,514		500,641		548,687
Operating income		231,115		4,355,423		534,797		1,242,704

Finance income (Note 21)		11,027		207,799		152,603		105,795
Finance cost (Note 21)		(120,446)		(2,269,829)		(1,876,312)		(1,515,281)
Foreign exchange gain (loss), net		76,439		1,440,501		(103,790)		683,039

Income (loss) before income tax		198,135		3,733,894		(1,292,702)		516,257
Income tax (expense) benefit (Note 19)		(58,096)		(1,094,831)		349,820		(237,586)
Net income (loss)	US$	140,039	Ps.	2,639,063	Ps.	(942,882)	Ps.	278,671

Earnings (loss) per share basic:	US$	0.138	Ps.	2.608	Ps.	(0.932)	Ps.	0.275
Earnings (loss) per share diluted:	US$	0.138	Ps.	2.608	Ps.	(0.932)	Ps.	0.275

*Convenience translation to U.S. dollars (Ps.18.8452) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)				2018		2017
	2019		2019		Adjusted		Adjusted
Net income (loss) for the year	US$	140,039	Ps.	2,639,063	Ps.	(942,882)	Ps.	278,671
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedges (Note 22)		13,982		263,495		(283,691)		(42,148)
Income tax effect (Note 19)		(3,970)		(74,820)		85,107		12,017
Exchange differences on translation of foreign operations		427		8,045		22,156		(7,178)
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) of employee benefits (Note 16)		(541)		(10,192)		5,989		(1,776)
Income tax effect (Note 19)		162		3,058		(1,797)		533
Other comprehensive income (loss) for the year, net of tax	US$	10,060	Ps.	189,586	Ps.	(172,236)	Ps.	(38,552)
Total comprehensive income (loss) for the year, net of tax	US$	150,099	Ps.	2,828,649	Ps.	(1,115,118)	Ps.	240,119

*Convenience translation to U.S. dollars (Ps.18.8452) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 (adjusted) and 2017 (adjusted)

(In thousands of Mexican pesos)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Retained earnings (Accumulated losses)		Other comprehensive income (loss)		Total equity
Balance as of December 31, 2016	Ps.	2,973,559	Ps.	(83,365)	Ps.	1	Ps.	38,250	Ps.	1,800,613	Ps.	(1,283,512)	Ps.	137,442	Ps.	3,582,988
Legal reserve increase (Note 18)		-		-		-		252,928		-		(252,928)		-		-
Treasury shares		-		(10,108)		-		-		10,108		-		-		-
Exercised of stock options (Note 17)		-		638		-		-		-		-		-		638
Long-term incentive plan cost (Note 17)		-		7,801		-		-		(6,193)		-		-		1,608
Net loss for the period		-		-		-		-		-		(594,599)		-		(594,599)
IFRS 15 adoption		-		-		-						(57,189)				(57,189)
IFRS 16 adoption (Note 1x)		-		-		-		-		-		930,459		-		930,459
Other comprehensive (loss) income items		-		-		-		-		-		-		(38,552)		(38,552)
Total comprehensive income (loss)		-		-		-		-		-		278,671		(38,552)		240,119
Balance as of December 31, 2017		2,973,559		(85,034)		1		291,178		1,804,528		(1,257,769)		98,890		3,825,353
Treasury shares		-		(57,320)		-		-		41,590		-		-		(15,730)
Exercise of stock options (Note 17)		-		10,648		-		-		-		-		-		10,648
Long-term incentive plans cost (Note 17)		-		9,045		-		-		(9,045)		-		-		-
Net loss for the period		-		-		-		-		-		(682,500)		-		(682,500)
IFRS 16 adoption (Note 1x)		-		-		-		-		-		(260,382)		-		(260,382)
Other comprehensive loss items		-		-		-		-		-		-		(172,236)		(172,236)
Total comprehensive loss items		-		-		-		-		-		(942,882)		(172,236)		(1,115,118)
Balance as of December 31, 2018		2,973,559		(122,661)		1		291,178		1,837,073		(2,200,651)		(73,346)		2,705,153
Treasury shares		-		(75,375)		-		-		56,483		-		-		(18,892)
Exercise of stock options (Note 17)		-		14,773		-		-		-		-		-		14,773
Long-term incentive plan cost (Note 17)		-		13,549		-		-		(13,549)		-		-		-
Net income for the period		-		-		-		-		-		2,639,063		-		2,639,063
Other comprehensive income items		-		-		-		-		-		-		189,586		189,586
Total comprehensive income		-		-		-		-		-		2,639,063		189,586		2,828,649
Balance as of December 31, 2019	Ps.	2,973,559	Ps.	(169,714)	Ps.	1	Ps.	291,178	Ps.	1,880,007	Ps.	438,412	Ps.	116,240	Ps.	5,529,683
	US$	157,789	US$	(9,006)	US$	-	US$	15,451	US$	99,761	US$	23,264	US$	6,168	US$	293,427

Convenience translation to U.S. dollars 18.8452) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)				2018		2017
	2019		2019		Adjusted		Adjusted
Operating activities
Income (loss) before income tax	US$	198,135	Ps.	3,733,894	Ps.	(1,292,702)	Ps.	516,257
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (including right-of-use-assets) (Notes 12 and 13)		285,403		5,378,485		4,544,332		3,986,590
Provision for doubtful accounts (Note 8)		2,143		40,393		10,621		4,720
Finance income (Note 21)		(11,027)		(207,799)		(152,603)		(105,795)
Finance cost (Note 21 and 1x)		120,203		2,265,242		1,876,312		1,515,281
Net foreign exchange differences		(91,428)		(1,722,985)		171,874		(972,523)
Financial instruments (Notes 4 and 22)		3,589		67,629		(455,009)		50,007
Amortized Cost (CEBUR)		175		3,306		-		-
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)		(14,635)		(275,805)		(606,812)		(64,978)
Employee benefits (Note 16)		535		10,086		6,401		4,657
Aircraft and engine lease extension benefit and other benefits from service agreements		(564)		(10,634)		(12,693)		(12,356)
Management incentive and long-term incentive plans (Note 17)		1,712		32,257		12,919		8,783
Cash flows from operating activities before changes in working capital		494,241		9,314,069		4,102,640		4,930,643
Changes in operating assets and liabilities:
Related parties		1,359		25,603		(31,422)		(24,091)
Other accounts receivable		(19,506)		(367,603)		1,711		139,774
Recoverable and prepaid taxes		(22,574)		(425,410)		19,168		(438,966)
Inventories		(246)		(4,637)		(2,421)		(50,966)
Prepaid expenses		(19,626)		(369,860)		(6,001)		726,020
Other assets		(573)		(10,789)		(11,228)		21,941
Guarantee deposits		(62,007)		(1,168,537)		232,019		57,425
Suppliers		27,497		518,189		14,022		196,082
Accrued liabilities		18,703		352,475		540,471		515,436
Other taxes and fees payable		6,352		119,700		558,174		353,014
Unearned transportation revenue		65,874		1,241,410		145,207		65,258
Financial instruments		(1,005)		(18,943)		807,644		126,053
Other liabilities		10,139		191,099		(38,875)		11,198
		498,628		9,396,766		6,331,109		6,628,821
Interest received		11,027		207,799		152,602		105,795
Income tax paid		(5,037)		(94,922)		(207,004)		(715,849)
Net cash flows provided by operating activities		504,618		9,509,643		6,276,707		6,018,767

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(184,841)		(3,483,368)		(2,743,155)		(2,521,752)
Acquisitions of intangible assets (Note 13)		(4,103)		(77,325)		(71,007)		(130,908)
Pre-delivery payments reimbursements (Note 12)		37,402		704,852		668,365		213,947
Proceeds from disposals of rotable spare parts, furniture and equipment		51,817		976,500		756,402		178,273
Net cash flows used in investing activities		(99,725)		(1,879,341)		(1,389,395)		(2,260,440)

Financing activities
Proceeds from exercised stock options (Note 17)		784		14,773		10,648		638
Treasury shares purchase		(4,000)		(75,375)		(57,320)		(10,108)
Interest paid		(11,515)		(217,018)		(175,170)		(105,388)
Other finance interest paid		(3,228)		(60,824)		(28,567)		-
Payments of principal portion of lease liabilities		(344,905)		(6,499,802)		(5,710,907)		(5,032,898)
Payments of financial debt		(62,707)		(1,181,726)		(1,193,589)		(924,867)
Proceeds from financial debt		147,578		2,781,132		1,208,846		2,438,025
Net cash flows used in financing activities		(277,993)		(5,238,840)		(5,946,059)		(3,634,598)

Increase (decrease) in cash and cash equivalents		126,900		2,391,462		(1,058,747)		123,729
Net foreign exchange differences on cash balance		(14,562)		(274,432)		(29,190)		(244,101)
Cash and cash equivalents at beginning of year		311,111		5,862,942		6,950,879		7,071,251
Cash and cash equivalents at end of year	US$	423,449	Ps.	7,979,972	Ps.	5,862,942	Ps.	6,950,879

*Convenience translation to U.S. dollars (18.8452) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 21, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

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

The accompanying consolidated financial statements and notes were approved by the Company´s Board of Directors and by the Shareholders on April 22, 2020. These consolidated financial statements were also approved for issuance in the Company´s annual report on Form 20-F by the Company´s President and Chief Executive Officer, Enrique Beltranena, and Vice-President and Chief Financial Officer, Sonia Jerez Burdeus on April 27, 2020 and subsequent events were considered through that date (Note 25).

a)    Relevant events

Issuance asset backed trust notes

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “Trust Notes”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of TIIE 28 plus 175 basis points.

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation. (Note 18).

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

b) Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2019, 2018 and 2017 and for each of the three years in the period then ended, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Company has consistently applied its accounting policies to all periods presented in these consolidated financial statements and provide comparative information in respect of the previous period.

The Company presents an additional statement of financial position at January 1, 2017, due to a retrospective application of accounting policies as a result of the adoption of IFRS 16 “Leases” see Note 1 p) and x).

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

c) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2019, 2018 and 2017, for accounting purposes the companies included in the consolidated financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	2019	2018	2017
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%	-
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%	-
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”) (1)	Travel agency	Mexico	100%	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%	-
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	-	-

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

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation.

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

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V Club members.

Tickets sold by other airlines where the Company provides the transportation are recognized as passenger revenue when the service is provided.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e. transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airlines.

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

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

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

Breakdown of revenues:

As of December 31, 2019, 2018 and 2017, the revenues from customers of contracts is described as follows:

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2019	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	15,833,878	Ps.	7,296,113	Ps.	-	Ps.	-	Ps.	23,129,991
Other Passenger Revenues	7,531,725		2,865,555		119,466		52,462		10,569,208
	23,365,603		10,161,668		119,466		52,462		33,699,199
Non-Passenger Revenues
Other Non-Passenger revenues	888,353		9,233		-		-		897,586
Cargo	221,375		7,461		-		-		228,836
Total	Ps.	24,475,331	Ps.	10,178,362	Ps.	119,466	Ps.	52,462	Ps.	34,825,621
Non-derivative financial instruments									(72,949)
									Ps.	34,752,672

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2018	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	12,336,095	Ps.	6,151,763	Ps.	-	Ps.	-	Ps.	18,487,858
Other Passenger Revenues	5,182,572		2,598,375		68,264		43,286		7,892,497
	17,518,667		8,750,138		68,264		43,286		26,380,355
Non-Passenger Revenues
Other Non-Passenger revenues	685,219		12,138		-		-		697,357
Cargo	221,324		6,114		-		-		227,438
Total	Ps.	18,425,210	Ps.	8,768,390	Ps.	68,264	Ps.	43,286	Ps.	27,305,150

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2017	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	12,284,795	Ps.	5,506,522	Ps.	-	Ps.	-	Ps.	17,791,317
Other Passenger Revenues	4,087,664		1,992,696		11,283		6,861		6,098,504
	16,372,459		7,499,218		11,283		6,861		23,889,821
Non-Passenger Revenues
Other Non-Passenger revenues	723,297		4,095		-		-		727,392
Cargo	165,907		5,066		-		-		170,973
Total	Ps.	17,261,663	Ps.	7,508,379	Ps.	11,283	Ps.	6,861	Ps.	24,788,186

Transactions from unearned transportation revenues.

	2019		2018		2017
January 1,	Ps.	2,438,516	Ps.	2,293,309	Ps.	2,228,051
Deferred	34,940,609		26,525,562		23,955,079
Recognized in revenue during the year	(33,699,199)		(26,380,355)		(23,889,821)
December 31,	Ps.	3,679,926	Ps.	2,438,516	Ps.	2,293,309

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

e) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements doesn’t have significant cash reserve requirements.

f) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

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

Further disclosures related to impairment of financial assets are also provided in Note 8.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables. For the years ended December 31, 2019, 2018 and 2017, the Company recorded expected credit losses on accounts receivable of Ps.40,393, Ps.10,621 and Ps.4,720, respectively (Note 8).

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

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. During the years ended December 31, 2019, 2018 and 2017 the Company has not designated any financial liability as at FVTPL.

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

i) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2019, 2018 and 2017, the Company did not record any impairment loss in the value of its intangible assets.

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

Some other aircraft lease agreements do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, certain of these lease agreements include the obligation to make a maintenance adjustment payment to the lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be made before the termination of the lease; for such agreements the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made, Note 15c). The portion of prepaid maintenance deposits that is deemed unlikely to be recovered and accruals in lien of maintenance deposits, are recorded as a variable lease payment and is presented as supplemental rent in the consolidated statements of operations. For the years ended December 31, 2019, 2018 and 2017, the Company expensed as supplemental rent Ps.295,720, Ps.299,601 and Ps.265,756, respectively.

During the year ended December 31, 2019, 2018 and 2017, the Company added seven, ten and five new net leases aircraft to its fleet, respectively (Note 14).

During the years ended December 31, 2019, 2018 and 2017, the Company extended the lease term of one, two and three aircraft agreements, respectively. Additionally, the Company extended the lease term of one spare engines in 2019, two spare engines in 2018 and two spare engines during 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as supplemental rent of Ps.0, Ps.0 and Ps.65,716 during 2019, 2018 and 2017, respectively. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions was recognized as a lease incentive reducing the right of use asset (Note 14).

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

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) mandate maintenance intervals and average removal times as suggested by the manufacturer.

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

During the years ended December 31, 2019, 2018 and 2017, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.659,082, Ps.676,457 and Ps.529,331, respectively (Note 12). For the years ended December 31, 2019, 2018 and 2017, the amortization of major maintenance leasehold improvement costs was Ps.450,371, Ps.313,464 and Ps.382,745 respectively (Note 12). The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

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

During the years ended December 31, 2019, 2018 and 2017, the Company capitalized borrowing costs which amounted to Ps.456,313 Ps.357,920 and Ps.193,389, respectively (Note 21). The rate used to determine the amount of borrowing cost was 5.10%, 4.41% and 3.30%, for the years ended December 31, 2019, 2018 and 2017, respectively.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease
term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the Cash Generating Unit (CGU). The Company identified only one CGU, which is the fleet. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

During 2019, the Company performed its annual impairment test. The recoverable amount of rotable spare parts, furniture and equipment assets was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the fair value less costs of disposal did not exceed the value in use. Consequently, for the years ended December 31, 2019, 2018 and 2017, there were no impairment charges recorded in respect of the Company’s value of rotable spare parts, furniture and equipment.

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

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

For the year ended December 31, 2019, 2018 and 2017, the exchange rates of local currencies translated to functional currencies are as follows:

			Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies
Country	Local currency	Functional currency	Average exchange rate for 2019		Exchange rate as of 2019		Average exchange rate for 2018		Exchange rate as of 2018		Average exchange rate for 2017		Exchange rate as of 2017
Costa Rica	Colon	U.S. dollar	₵.	590.9574	₵.	573.4400	₵.	580.8534	₵.	609.6100	₵.	572.2000	₵.	572.5600
Guatemala	Quetzal	U.S. dollar	Q.	7.7066	Q.	7.6988	Q.	7.5337	Q.	7.7440	Q.	7.3509	Q.	7.3448
El Salvador	U.S Dollar	U.S. dollar	$.	19.2618	$.	18.8452	$.	-	$.	-	$.	-	$.	-

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2019, 2018 and 2017, were Ps.18.8452, Ps.19.6829 and Ps.19.7354, respectively, per U.S. dollar.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the year ended December 31, 2019, 2018 and 2017, were Ps.8,045, Ps.22,156 and Ps. (7,178), respectively.

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

For the years ended December 31, 2019, 2018 and 2017, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2019. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2019, 2018 and 2017 the Company expensed Ps.62,825, Ps.67,680 and Ps.48,384, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2019, 2018 and 2017 the Company recorded an expense for an amount of Ps.80,634, Ps.50,000, and Ps.0, respectively, under the caption salaries and benefits.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2019 and 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

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

During the years ended December 31, 2019, 2018 and 2017, the Company expensed Ps.49,659, Ps.19,980 and Ps.13,508, respectively, related to RSUs granted under the LTIP and LTRP. The expenses were recorded under the caption salaries and benefits.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17). During the years ended December 31, 2019, 2018 and 2017, the Company recorded an expense (benefit) for Ps.2,964, Ps.(186), Ps.(8,999), respectively, related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

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

During the years ended December 31, 2019, 2018 and 2017, the Company recorded an expense (benefit) for Ps.37,760, Ps.(5,052) and Ps.(16,499), respectively, related to MIP II into the consolidated statement of operations.

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

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 2019, 2018 and 2017, the employee profit sharing is Ps.22,134, Ps.14,106 and Ps.8,342, respectively, and is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

p) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right-of-use assets

The Company recognize right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 14 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii)	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

During the years ended December 31, 2019, 2018 and 2017, there were no impairment charges recorded in respect of the company right-of-use asset.

iii)	Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

Since January 1, 2019, the Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The rest of the gain is amortized over the lease term.

Before the IFRS 16 adoption, the profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)      Profit or loss was recognized immediately when it was clear that the transaction was established at fair value.

(ii)     If the sale price was at or below fair value, any profit or loss was recognized immediately. However, if the loss was compensated for by future lease payments at below market price, such loss was recognized as an asset in the consolidated statements of financial position and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)    If the sale price was above fair value, the excess of the price above the fair value was deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

iv)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2019, 2018 and 2017, the Company expensed as variable rent of Ps.680,964, Ps.659,106 and Ps.851,410, respectively.

q) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

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

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

s) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2019, 2018 and 2017, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statement of operations.

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

x) Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2019. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective. Although these new standards and amendments applied for the first time in 2019, except for IFRS 16, that have a material impact on the annual consolidated financial statements of the Company. The nature and the impact of these changes to each new standard and amendment are described below:

IFRIC 22 — Foreign Currency Transactions and Advance Considerations

IFRIC 22 clarifies that the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non- monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non- monetary asset or non-monetary liability arising from the advance consideration.

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

IFRIC 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

▪	Whether an entity considers uncertain tax treatments separately
▪	The assumptions an entity makes about the examination of tax treatments by taxation authorities
▪	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
▪	How an entity considers changes in facts and circumstances

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

The Interpretation did not have an impact on the consolidated financial statements of the Company.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

IFRS 16 Leases

IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Company adopted IFRS 16 using the full retrospective method of adoption, with the date of initial application of January 1, 2019. The Company elected to use the transition provision allowing it to opt not to reassess whether a contract is, or contains, a lease at January 1, 2019. Instead, the Company applied the standard only to contracts that were previously identified as leases according to IAS 17 and IFRIC 4 at the date of initial application.

The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

Impact of adoption on the consolidated statements of financial position

The effect of adopting IFRS 16 is, as follows:

Impact on the consolidated statement of financial position (increase/(decrease)):

	As of December 31, 2018		As of December 31, 2017		As of January 1, 2017
Assets
Non-current assets
Right-of-use-assets	Ps.	31,882,053	Ps.	24,893,882	Ps.	23,500,081
Deferred income tax		2,725,037		2,636,821		3,042,344
Prepaid expenses		(266,959)		(266,959)		(266,959)

Liabilities
Short-term liabilities:
Lease liabilities		4,976,454		4,213,417		4,237,065
Other liabilities		(91,889)		(78,494)		(68,548)
Long-term liabilities:
Lease liabilities		34,588,692		28,310,287		28,474,728
Other liabilities		1,492,260		1,238,088		997,979

Equity
Retained losses	Ps.	(6,625,386)	Ps.	(6,419,554)	Ps.	(7,365,758)

Impact on the consolidated statement of profit or loss (increase/(decrease)):

	For the year ended December 31, 2018		For the year ended December 31, 2017
Depreciation expense	Ps.	4,043,691	Ps.	3,437,903
Lease benefit		(5,543,655)		(4,807,378)
Operating income		(1,499,964)		(1,369,475)

Finance cost		1,755,978		1,428,924
Foreign exchange loss (gain), net		31,315		(1,476,893)
Income tax (benefit) expense		(88,216)		405,523
Net loss (income) for the period	Ps.	199,113	Ps.	(1,011,921)

Impact on consolidated statement of cash flows (increase/(decrease)):

	For the year ended December 31, 2018		For the year ended December 31, 2017
Lease payments		(5,710,907)		(5,032,898)
Net cash flows from operating activities	Ps.	5,710,907	Ps.	5,032,898
Payment of principal portion of lease liabilities		5,710,907		5,032,898
Net cash flows from financing activities	Ps.	(5,710,907)	Ps.	(5,032,898)

Due to the adoption of IFRS 16, it is expected that the Company operating profit should improve, while its interest expense should increase. This is due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17.

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases for which it is the lessee, except for short-term leases and leases of low-value assets. The Company recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. In accordance with the full retrospective method of adoption, the Company applied IFRS 16 at the date of initial application as if it had already been effective at the commencement date of existing lease contracts.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events. An entity applies the amendments for annual reporting periods beginning on or after January 1st, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1st, 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

Standards issued but not yet effective

Amendments to IAS 1 and IAS 8: Definition of Material in October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purposes financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments to the definition of material is not expected to have a significant impact on the Company’s consolidated financial statements.

y) Convenience translation

U.S. dollar amounts at December 31, 2019 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.8452 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent that the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

For Leases significant accounting judgments, estimates and assumptions refer to Note 1p (iv).

i) LTIP, LTRP and MIP (equity settled)

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

ii) Deferred taxes

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

During the years ended December 31, 2019, 2018 and 2017, the Company used Ps.214,460, Ps.154,353 and Ps.16,378, respectively, of the available tax loss carry-forwards (Note 19).

iii) Fair value measurement of financial instruments

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

iv) Impairment of long-lived assets

The Company assesses whether there are indicators of impairment for long-lived assets and right of use assets, annually and at other times when such indicators exist in the related CGU. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

v) Allowance for expected credit loss

An allowance for expected credit loss on accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

vi) Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

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

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2019, 2018 and 2017 represented 38%, 38% and 31%, of the Company’s operating expenses, respectively. The foreign currency risk is disclosed within subsection b) in this note.

During the year ended December 31, 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 13,492 thousand gallons. Such hedges represented a portion of the projected consumption for the 4Q 2019. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons. Such hedges represent a portion of the projected consumption for the 3Q19 and the year 2020.

During the year ended December 31, 2018, the Company entered into US Gulf Coast Jet Fuel 54 Asian Call options and Zero-Cost Collars designated to hedge 45.6 million gallons. Such hedges represent a portion of the projected consumption for the next twelve months. Additionally, as of December 31, 2017, the Company entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons. Such hedges represented a portion of the projected consumption for the next nine months of operations.

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

As of December 31, 2018 and 2017, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.48,199 and Ps.497,403, respectively. As of December 31, 2019 and 2018 for the Zero-Cost Collars it was Ps.133,567 and a (loss) of Ps.(122,948), respectively and are presented as part of the financial assets and financial liabilities in the consolidated statement of financial position. (See Note 5). The Company did not hold any position in Zero-Cost Collars for the period ended 2017.

During the year ended December 31, 2019, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.9,477. As of December 31, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

The amount of positive cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2019 recognized in other comprehensive income totals Ps.133,567 (the positive cost of hedging in December 2018 and 2017 totals Ps.134,096 and Ps.163,836, respectively), and will be recycled to the fuel cost during 2020, as these options expire on a monthly basis and the jet fuel is consumed. During the years ended December 31, 2019, 2018 and 2017, the net (positive) /negative cost of these options recycled to the fuel cost was Ps.61,067, Ps.(402,493) and Ps.26,980, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2019
	Jet fuel Zero-Cost Collar collars option contracts maturities
	1 Half 2020		2 Half 2020		2020 Total
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		34,480		22,164		56,644
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.63/1.82	US$	1.65/1.81	US$	1.64/1.82
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%
All-in
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

	Position as of December 31, 2018
	Jet fuel Asian call and Zero-Cost collars option contracts maturities
	1 Half 2019		2 Half 2019		2019 Total
Jet fuel risk Asian Calls
Notional volume in gallons (thousands)*		12,790		13,842		26,632
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.84		1.84	US$	1.84
Approximate percentage of hedge (of expected consumption value)		10%		10%		10%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		18,963		-		18,963
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.91/2.46	US$	-	US$	1.91/2.46
Approximate percentage of hedge (of expected consumption value)		15%		-%		15%
All-in
Approximate percentage of hedge (of expected consumption value)		25%		10%		18%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

	Position as of December 31, 2017
	Jet fuel Asian call option contracts maturities
	1 Half 2018		2 Half 2018		2018 Total
Jet fuel risk Asian Calls
Notional volume in gallons (thousands)*		69,518		61,863		131,381
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.6861	US$	1.8106	US$	1.7447
Approximate percentage of hedge (of expected consumption value)		60%		50%		55%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

The following table illustrates the sensitivity of US Gulf Coast Jet Fuel 54 Zero Cost Collars to a reasonably possible change in fuel prices, with all other variables held constant, on the caption of accumulated other comprehensive income.

The calculations were made considering a parallel movement of +/-5% in the spot price of the US Gulf Coast Jet 54 as of December 31, 2019:

Sensitivity of position as of December 31, 2019
effect on equity (U.S. dollars)
US Gulf Coast Jet Fuel 54
spot level
+5%	+4.52M
-5%	-4.52M

Please note this sensitivity was calculated with the net position delta of the portfolio, as change on the underlying price is small enough to be a good proxy

b) Foreign currency risk

Though the Mexican peso is the functional currency of the Company, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, although 29% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2019 (32% at December 31, 2018 and 30% at December 31, 2017) and U.S. dollar denominated collections accounted for 43%, 38% and 40%, of the Company’s total collections in 2019, 2018 and 2017, respectively.

Company’s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso /U.S. dollar exchange rate.

The Company’s foreign exchange exposure as of December 31, 2019, 2018 and 2017 is as set forth below:

	Thousands of U.S. dollars
	2019		2018		2017
Assets:
Cash and cash equivalents	US$	373,099	US$	279,829	US$	344,038
Other accounts receivable, net		23,620		10,957		13,105
Guarantee deposits		437,499		362,149		377,485
Derivative financial instruments		7,088		3,172		25,204
Total assets	US$	841,306	US$	656,107	US$	759,832

Liabilities:
Financial debt (Note 5)	US$	176,927	US$	155,455	US$	128,296
Lease liabilities		2,263,849		2,099,218		1,727,890
Suppliers		76,471		51,012		53,729
Other taxes and fees payable		22,486		14,823		10,304
Derivative financial instruments		-		6,246		-
Total liabilities		2,539,733		2,326,754		1,920,219
Net foreign currency position	US$	(1,698,427)	US$	(1,670,647)	US$	(1,160,387)

At April 27, 2020, date of issuance of these financial statements, the exchange rate was Ps.24.6230 per U.S. dollar.

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

As of December 31, 2019, the Company did not enter foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

During the year ended December 31, 2018 and 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately, 20% and 9% of its future 12 and 6 months of aircraft rental expenses. A portion of the Company’s foreign currency forwards position matured throughout the fourth quarter of 2018 (November & December), all of the Company’s position in foreign currency forward contracts from 2017 matured throughout the second half of the year (August, September, November and December), therefore there was no outstanding balance as of December 31, 2017.

As of December 31, 2018, the unrealized gains of Ps.14,241, respectively relating to the foreign currency forward contracts is included in OCI.

For the years ended December 31, 2019, 2018 and 2017, the net gains (loss) on the foreign currency forward contracts were Ps.4,199, Ps.52,516 and Ps.(11,290), respectively, which were recognized as part of rental expense in the consolidated statements of operations.

i)	Hedging relationships with non-derivative financial instruments

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies for forecasted foreign exchange exposures using with non-derivatives financial instruments. In the first hedging strategy the Company has designated a hedge to mitigate the foreign exchange rate risk and foreign exchange variation fluctuation in US dollar denominated forecasted revenues using the financial liabilities corresponding to the leases liability denominated in USD over the term of the remaining leases term. The Company has at December 31, 2019 an amount equivalent to USD$2.1 billion of lease liability designated as hedging forecasted revenues over the remaining lease term.

Additionally, the second strategy consists on a hedging relationship for foreign exchange rate with non- derivative financial instruments in order to mitigate the exchange rate risk and foreign exchange variation (MXN/USD) intrinsic in the US dollar denominated Jet Fuel purchases. For this strategy a portion of the Jet Fuel consumption over the next two years approximately has been designated as hedge item; as hedging instrument the company designated a portion of the guaranteed deposits and cash and cash equivalents denominated in USD. In this hedging relationship for foreign exchange rate with non-derivative financial instruments, the Company designated an amount equivalent to USD$410 million, which represent a portion of the financial assets denominated in USD.

For both hedging relationships follow a Cash Flow Hedging Model, the accounting records corresponding to the recycling of the reserve for hedging of cash flows (called Other Comprehensive Income or OCI, part of the Stakeholders Equity) will be done as it is indicated on IFRS 9, this mean to reclassify the OCI through the accounts of Results in the same period or periods in which the expected hedging for cash flows affect the result of the period; when those sales are recognized as revenue- always adjusting them because of the hedging effects- for the program.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

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

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference referring to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR and haves the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument. The cap start date was July 19, 2019, and the maturity date is June 20, 2024; consisting of 59 caplets with the same specifications as the CEBUR coupons for reference rate determination, coupon term, and fair value.

At December 31, 2019, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.1.5 billion had fair value of Ps.2,695 recorded in assets.

During the years ended December 31, 2018 and 2017, the Company did not have any outstanding interest rate derivatives.

For the years ended December 31, 2017, the reported loss on the interest rate swaps was Ps.13,827, which was recognized as part of rental expense in the consolidated statements of operations. All the Company’s position in the form of interest rate swaps matured on March 31 and April 30, 2017 consequently there is no outstanding balance as of December 31, 2018 and 2017.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2019
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,855,956	Ps.	1,452,553	Ps.	3,308,509
Short-term working capital facilities (Note 5)		200,000		-		200,000
Asset backed trust note (Note 5)		-		1,500,000		1,500,000

Lease liabilities:
Aircraft, engines, land and buildings leases		4,720,505		35,796,540		40,517,045
Aircraft and engine lease return obligation		383,093		1,469,595		1,852,688
Total	Ps.	7,159,554	Ps.	40,218,688	Ps.	47,378,242

	December 31, 2018
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	734,635	Ps.	2,310,939	Ps.	3,045,574
Short-term working capital facilities (Note 5)		461,260		-		461,260

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		122,948		-		122,948

Lease liabilities:
Aircraft, engines, land and buildings leases		4,976,454		34,588,692		39,565,146
Aircraft and engine lease return obligation		10,851		1,820,194		1,831,045
Total	Ps.	6,306,148	Ps.	38,719,825	Ps.	45,025,973

	December 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,449,236	Ps.	1,079,152	Ps.	2,528,388
Short-term working capital facilities (Note 5)		948,354		-		948,354

Lease liabilities:
Aircraft, engines, land and buildings leases		4,213,417		28,310,287		32,523,704
Aircraft and engine lease return obligation		193,187		1,454,790		1,647,977
Total	Ps.	6,804,194	Ps.	30,844,229	Ps.	37,648,423

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

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2019, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2019 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 and 2017. The Company is not subject to any externally imposed capital requirement, other than the legal reserve
(Note 18).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount						Fair value
	2019		2018		2017		2019		2018		2017
Assets
Derivative financial instruments	Ps.	136,262	Ps.	62,440	Ps.	497,403	Ps.	136,262	Ps.	62,440	Ps.	497,403

Liabilities
Financial debt	(5,008,509)		(3,506,834)		(3,476,742)		(5,194,316)		(3,515,550)		(3,481,741)
Derivative financial instruments	-		(122,948)		-		-		(122,948)		-
Total	Ps.	(4,872,247)	Ps.	(3,567,342)	Ps.	(2,979,339)	Ps.	(5,058,054)	Ps.	(3,576,058)	Ps.	(2,984,338)

The following table summarizes the fair value measurements at December 31, 2019:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Zero-Cost collar options contracts*	Ps.	-	Ps.	133,567	Ps.	-	Ps.	133,567
Interest rate Caps	-		2,695		-		2,695
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	-		(5,194,316)		-		(5,194,316)
Net	Ps.	-	Ps.	(5,058,054)	Ps.	-	Ps.	(5,058,054)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2018:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	48,199	Ps.	-	Ps.	48,199
Foreign currency forward	-		14,241		-		14,241
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*	-		(122,948)		-		(122,948)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	-		(3,515,550)		-		(3,515,550)
Net	Ps.	-	Ps.	(3,576,058)	Ps.	-	Ps.	(3,576,058)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2017:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	497,403	Ps.	-	Ps.	497,403
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(3,481,741)		-		(3,481,741)
Net	Ps.	-	Ps.	(2,984,338)	Ps.	-	Ps.	(2,984,338)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017:

Instrument	Financial statements line	2019		2018		2017
Jet fuel Asian call options contracts	Fuel	Ps.	(61,069)	Ps.	402,493	Ps.	(26,980)
Jet fuel Zero-Cost collars contracts	Fuel		(9,477)		-		-
Foreign currency forward	Aircraft and engine rent expenses		4,199		52,516		(11,290)
Interest rate swap contracts	Aircraft and engine rent expenses		-		-		(13,827)
Interest rate cap	Finance cost		(1,282)		-		-
Total		Ps.	(67,629)	Ps.	455,009	Ps.	(52,097)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

Consolidated statements of other comprehensive gain (loss) income

Instrument	Financial statements line	2019		2018		2017
Jet fuel Asian call options contracts	OCI	Ps.	11,148	Ps.	(174,984)	Ps.	(54,202)
Jet fuel Zero cost collars	OCI		256,515		(122,948)		-
Interest rate swap contracts	OCI		-		-		14,144
Foreign currency contracts	OCI		(14,241)		14,241		(2,090)
Interest rate cap	OCI		(4,023)		-		-
Non derivative financial instruments	OCI		14,096		-		-
Total		Ps.	263,495	Ps.	(283,691)	Ps.	(42,148)

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2019, 2018 and 2017 were Ps.18.8452, Ps.19.6829 and Ps.19.7354, respectively, per U.S. dollar.

5. Financial assets and liabilities

At December 31, 2019, 2018 and 2017, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	2019		2018		2017
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	-	Ps.	48,199	Ps.	497,403
Jet fuel Zero-Cost collars		133,567		-		-
Foreign currency forward contracts		-		14,241		-
Interest rate cap		2,695		-		-
Total financial assets	Ps.	136,262	Ps.	62,440	Ps.	497,403

Presented on the consolidated statements of financial position as follows:
Current	Ps.	133,567	Ps.	62,440	Ps.	497,403
Non-current	Ps.	2,695	Ps.	-	Ps.	-

b) Financial debt

(i)	At December 31, 2019, 2018 and 2017, the Company’s short-term and long-term debt consists of the following:

	2019		2018		2017
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,308,509	Ps.	3,045,574	Ps.	2,528,388

II. The Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,459,871		-		-

III. In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 90 basis points.		-		461,260		948,354

IV. In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 120 basis points.		200,000		-		-

V. Amortized transaction costs		(22,472)		-		-

VI. Accrued interest and other financial cost		30,061		16,364		5,972
		4,975,969		3,523,198		3,482,714
Less: Short-term maturities		2,086,017		1,212,259		2,403,562
Long-term	Ps.	2,889,952	Ps.	2,310,939	Ps.	1,079,152

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2019:

	2020		2021		2022		2023		2024			Total
Santander/Bancomext	Ps.	1,881,676	Ps.	1,428,534	Ps.	24,019	Ps.	-	Ps.	-		Ps.	3,334,229
CEBUR		4,341		250,000		500,000		500,000		209,871	(1)		1,464,212
Banco Sabadell		200,000		-		-		-		-			200,000
Total	Ps.	2,086,017	Ps.	1,678,534	Ps.	524,019	Ps.	500,000	Ps.	209,871		Ps.	4,998,441

(1) This amount includes the repurchase of asset backed trust notes

iii) Since 2011, the Company has financed the pre-delivery payments with Santander/Bancomext for the acquisition of its aircraft through a revolving financing facility.

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

At December 31, 2019, 2018 and 2017, the Company was in compliance with the covenants under the above-mentioned loan agreement.

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

At December 31, 2019, the Company have available credit lines totaling Ps.9,005,008, of which Ps.6,649,358 were related to financial debt (Ps.1,640,849 were undrawn) and Ps.2,355,650 were related to letters of credit (Ps.86,066 were undrawn). At December 31, 2018, the Company have available credit lines totaling Ps.6,721,139, of which Ps.4,063,947 were related to financial debt and Ps.2,657,192 were related to letters of credit (Ps.1,048,241 were undrawn). At December 31, 2017, the Company had available credit lines totaling Ps.7,368,346, of which Ps.4,616,861 were related to financial debt and Ps.2,751,485 were related to letters of credit (Ps.1,739,775 were undrawn).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five year maturity annual reductions of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes starts amortizing at the end of the second year.

The asset backed trust notes structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, there is a found retention event if the ratio is less than 2.5 and or equal to 1.75 times. The amortization of the debt of the asset backed trust notes begins in July of 2021. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75 on any of the determination dates;
ii)	A retention event that is not rectified in a period of 90 consecutive days;
iii)	The debt service reserve account of the Series of any Series maintains an amount less than the balance required in the service account of the debt of the Series of that Series on two or more consecutive payment dates. (at the close of business on that payment dates);
iv)	The update of a new insolvency event in relation to the Concesionaria Vuela;
v)	Updating a new event of default.

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 120 basis points. The “Sabadell” working capital facility has the following covenant:

i)	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

In 2019, we were in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

Changes in liabilities arising from financing activities

At December 31, 2019, 2018 and 2017, the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2019		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December 31, 2019
Current interest-bearing loans and borrowings	Ps.	1,212,259	Ps.	(633,609)	Ps.	13,698	Ps.	(41,173)	Ps.	1,534,842	Ps.	2,086,017
Non-current interest - bearing loans and borrowings		2,310,939		2,273,143		-		(122,466)		(1,571,664)		2,889,952
Total liabilities from financing activities	Ps.	3,523,198	Ps.	1,639,534	Ps.	13,698	Ps.	(163,639)	Ps.	(36,822)	Ps.	4,975,969

	January 1, 2018		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December 31, 2018
Current interest-bearing loans and borrowings	Ps.	2,403,562	Ps.	(793,363)	Ps.	10,392	Ps.	71,380	Ps.	(479,712)	Ps.	1,212,259
Non-current interest - bearing loans and borrowings		1,079,152		808,620		-		(56,945)		480,112		2,310,939
Total liabilities from financing activities	Ps.	3,482,714	Ps.	15,257	Ps.	10,392	Ps.	14,435	Ps.	400	Ps.	3,523,198

	January 1, 2017		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification and other		December 31, 2017
Current interest-bearing loans and borrowings	Ps.	1,051,237	Ps.	419,350	Ps.	(130)	Ps.	25,924	Ps.	907,181	Ps.	2,403,562
Non-current interest - bearing loans and borrowings		943,046		1,093,808		-		(50,521)		(907,181)		1,079,152
Total liabilities from financing activities	Ps.	1,994,283	Ps.	1,513,158	Ps.	(130)	Ps.	(24,597)	Ps.	-	Ps.	3,482,714

c) Other financial liabilities

		2019		2018		2017
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Zero-Cost Collar options	Ps.	-	Ps.	122,948	Ps.	-
Total financial liabilities	Ps.	-	Ps.	122,948	Ps.	-
Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	122,948	Ps.	-
Non-current	Ps.	-	Ps.	-	Ps.	-

6. Cash and cash equivalents

An analysis of this caption is as follows:

	2019		2018		2017
Cash in banks	Ps.	4,612,927	Ps.	1,061,150	Ps.	963,162
Short-term investments		3,231,125		4,796,554		5,982,314
Cash on hand		44,880		5,238		5,403
Restricted funds held in trust related to debt service reserves		91,040		-		-
Total cash and cash equivalents	Ps.	7,979,972	Ps.	5,862,942	Ps.	6,950,879

As of December 31, 2019, the Company recorded a portion of advance ticket sales by an amount of Ps.91,040 as a restricted fund (Note 1 and 6). The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

7. Related parties

a) An analysis of balances due from/to related parties at December 31, 2019, 2018 and 2017 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2019		2018		2017		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	23,442	Ps.	8,266	Ps.	-	30 days
			Ps.	23,442	Ps.	8,266	Ps.	-

Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	39,838	Ps.	-	Ps.	24,980	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		16,246		2,751		-	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	Mexico/El Salvador		1,474		15,024		15,951	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		996		-		-	30 days
			Ps.	58,554	Ps.	17,775	Ps.	40,931

b) During the years ended December 31, 2019, 2018 and 2017, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2019		2018		2017
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	Ps.	208,968	Ps.	8,358	Ps.	-
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	201,624	Ps.	341,726	Ps.	249,266
Servprot, Human Capital Int., Onelink, MACF
Call center fees and other professional fees	Mexico/El Salvador		41,467		4,800		202,689
Aeromantenimiento, S.A.
Technical support	Mexico/El Salvador		5,815		4,796		8,088

Frontier started having transactions with the Company in September 2018. During the years ended December 31, 2017 the Company did not have any revenue transactions with related parties.

As of December 31, 2019, 2018 and 2017, there have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2019, 2018 and 2017, no provision for expected credit losses had been recognized.

c) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. As of December 31, 2019, 2018 and 2017 Servprot did not have net balance under this agreement. During the years ended December 31, 2019, 2018 and 2017 the Company expensed Ps.3,120, Ps.2,804 and Ps.1,838, respectively for this concept.

d) Aeroman

Aeroman was a related party until July 24, 2019, because Roberto José Kriete Ávila, former member of the Company’s board of directors is shareholder of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of December 31, 2019, 2018 and 2017, the balances due under the agreement with Aeroman were Ps.1,474, Ps.15,024 and Ps.15,951, respectively. The Company incurred expenses in aircraft, engine maintenance and technical support under this agreement of Ps.207,439, Ps.346,522 and Ps.251,731 for the years ended December 31, 2019, 2018 and 2017, respectively.

e) Human Capital International

Human Capital International HCI, S.A. de C.V. (“Human Capital International”), was a related party until April 19, 2018, because Rodolfo Montemayor Garza, a former member of the Company’s board of directors, is founder and chairman of the board of directors of Human Capital International. Human Capital International provided the Company with services regarding the selection and hiring of executives. As of December 31, 2019, 2018 and 2017, Human Capital International did not have net balance under this agreement. For the years ended December 31, 2019, 2018 and 2017, the Company recognized an expense under this agreement of Ps.0, Ps.324 and Ps.816, respectively.

f) OneLink

Onelink, S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability.

As of December 31, 2019, 2018 and 2017, the account payable under this agreement was Ps.39,838, Ps.0 and Ps.24,980, respectively. For the years ended December 31, 2019, 2018 and 2017, Company recognized an expense under this agreement of Ps.37,026, Ps.0 and Ps.200,035, respectively.

g) SearchForce

SearchForce was a related party because William Dean Donovan, a member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provided until 2017 consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed to the Company at its request. As of December 31, 2019, 2018 and 2017, SearchFroce did not have net balance under this agreement. The Company recognized an expense under this agreement of Ps.0, Ps.0 and Ps.1,946 for the years ended December 31, 2019, 2018 and 2017, respectively.

h) Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the Company. As of December 31, 2019, MACF, the balance due under the agreement was Ps.996. As of December 31, 2018, and 2017, MACF did not have net balance under this agreement. For the year ended December 31, 2019, 2018 and 2017, the Company expensed Ps.1,321, Ps.1,672 and Ps.0, respectively, for this concept.

i) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies. As of December 31, 2019, and 2018, the account receivable under this agreement was Ps.23,442 and Ps.8,266, respectively. Additionally, as of December 31, 2019, and 2018, the account payable under this agreement was Ps.16,246 and Ps.2,751, respectively. For the year ended December 31, 2019 and 2018 the Company recognized revenue under this agreement of Ps.208,968 and Ps.8,358, respectively.

j) Directors and officers

During the year ended December 31, 2019, 2018 and 2017, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.8,085, Ps.7,178 and Ps.8,993, respectively, and the rest of the directors received a compensation of Ps.4,367, Ps.5,217 and Ps.7,834, respectively.

During the years ended December 31, 2019, 2018 and 2017, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.237,846, Ps.180,001 and Ps.134,370, respectively, these amounts were recognized in salaries and benefits in the consolidated statement of operations.

For the years ended December 31, 2019, 2018 and 2017 the cost of the share-based payments transactions (MIP and LTIP) were Ps.49,659, Ps.19,980 and Ps.13,508, respectively. The cost (benefit) of the cash-settled payments transactions MIP II and SARs were Ps.40,724, Ps. (5,238) and Ps. (25,498), respectively (Note 17).

The Company has a short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the years ended December 31, 2019, 2018 and 2017, the Company recorded a provision in the amount of Ps.80,634, Ps.50,000 and Ps.0 respectively.

8. Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2019, 2018 and 2017, is detailed below:

	2019		2018		2017
Current:
Credit cards	Ps.	389,634	Ps.	96,646	Ps.	191,322
Other accounts receivable		189,904		101,487		117,582
Other points of sales		102,002		71,054		54,719
Travel agencies and insurance commissions		76,975		39,806		27,925
Affinity credit card		49,040		55,172		40,517
Cargo clients		46,600		41,408		34,655
Airport services		42,894		9,991		5,898
Employees		29,681		27,274		8,878
Benefits from suppliers		26,989		68,946		-
Marketing services receivable		7,024		7,999		13,435
Settlement receivable		2,422		-		-
Insurance claims		143		-		1,345
		963,308		519,783		496,276
Allowance for credit losses		(40,308)		(11,304)		(17,809)
	Ps.	923,000	Ps.	508,479	Ps.	478,467

Accounts receivable have the following aging:

Days	2019 Impaired		2019 Not impaired		Total 2019		2018 Impaired		2018 Not impaired		Total 2018		2017 Impaired		2017 Not impaired		Total 2017
0–30	Ps.	5,804	Ps.	722,651	Ps.	728,455	Ps.	8,725	Ps.	388,644	Ps.	397,369	Ps.	16,962	Ps.	415,847	Ps.	432,809
31–60		-		64,983		64,983		-		69,648		69,648		-		38,705		38,705
61–90		-		19,274		19,274		-		27,138		27,138		-		17,918		17,918
91–120		34,504		116,092		150,596		2,579		23,049		25,628		847		5,997		6,844
	Ps.	40,308	Ps.	923,000	Ps.	963,308	Ps.	11,304	Ps.	508,479	Ps.	519,783	Ps.	17,809	Ps.	478,467	Ps.	496,276

The movement in the allowance for credit losses from January 1, 2017 to December 31, 2019 is as follows:

Balance as of January 1, 2017	Ps.	(19,317)
Write-offs		6,228
Increase in allowance		(4,720)
Balance as of December 31, 2017		(17,809)
Write-offs		17,126
Increase in allowance		(10,621)
Balance as of December 31, 2018		(11,304)
Write-offs		11,389
Increase in allowance		(40,393)
Balance as of December 31, 2019	Ps.	(40,308)

9. Inventories

An analysis of inventories at December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Spare parts and accessories of flight equipment	Ps.	294,390	Ps.	289,737	Ps.	285,185
Miscellaneous supplies		7,518		7,534		9,665
	Ps.	301,908	Ps.	297,271	Ps.	294,850

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2019, 2018 and 2017, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.284,687, Ps.290,206 and Ps.242,265, respectively.

10. Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Advances to suppliers	Ps.	283,340	Ps.	198,174	Ps.	87,536
Advances to components suppliers		209,557		67,446		220,095
Other prepaid expenses		115,054		40,655		56,146
Prepaid insurance		88,941		76,896		68,712
Sales commission to travel agencies (Note 1d)		84,239		59,620		54,501
Advances for constructions of aircraft and engines		-		-		13,764
	Ps.	781,131	Ps.	442,791	Ps.	500,754

11. Guarantee deposits

An analysis of this caption at December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)	Ps.	576,505	Ps.	729,899	Ps.	1,317,663
Deposits for rental of flight equipment		-		1,220		17,178
Other guarantee deposits		23,822		59,516		18,052
		600,327		790,635		1,352,893
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		5,853,924		5,765,122		5,631,304
Deposits for rental of flight equipment		1,750,966		531,261		441,110
Other guarantee deposits		39,531		41,113		25,838
		7,644,421		6,337,496		6,098,252
	Ps.	8,244,748	Ps.	7,128,131	Ps.	7,451,145

12. Rotable spare parts, furniture and equipment, net

	Gross value						Accumulated depreciation and impairment						Net carrying value
	At December 31, 2019		At December 31, 2018		At December 31, 2017		At December 31, 2019		At December 31, 2018		At December 31, 2017		At December 31, 2019		At December 31, 2018		At December 31, 2017
Leasehold improvements to flight equipment	Ps.	4,220,672	Ps.	3,424,778	Ps.	2,575,495	Ps.	(2,679,884)	Ps.	(2,210,189)	Ps.	(1,882,996)	Ps.	1,540,788	Ps.	1,214,589	Ps.	692,499
Pre-delivery payments		4,507,770	3,672,090		2,783,303		-		-		-		4,507,770		3,672,090		2,783,303
Flight equipment		1,287,102	932,642		830,145		(553,852)		(268,320)		(199,223)		733,250		664,322		630,922
Construction and improvements in process		474,240	142,738		193,607		-		-		-		474,240		142,738		193,607
Constructions and improvements		172,460	132,446		131,503		(131,510)		(117,211)		(106,335)		40,950		15,235		25,168
Computer equipment		47,566	44,563		30,113		(34,495)		(28,016)		(20,790)		13,071		16,547		9,323
Workshop tools		26,875	23,454		20,500		(22,023)		(20,085)		(18,229)		4,852		3,369		2,271
Electric power equipment		20,412	15,438		15,439		(11,400)		(10,316)		(9,185)		9,012		5,122		6,254
Communications equipment		14,099	12,305		11,229		(8,322)		(7,394)		(6,502)		5,777		4,911		4,727
Workshop machinery and equipment		16,301	9,530		8,405		(6,092)		(5,049)		(4,345)		10,209		4,481		4,060
Motorized transport equipment platform		15,026	5,496		5,587		(5,392)		(5,050)		(4,701)		9,634		446		886
Service carts on board		7,675	5,403		5,403		(5,554)		(5,277)		(5,021)		2,121		126		382
Office furniture and equipment		70,709	66,546		44,749		(34,049)		(28,240)		(22,454)		36,660		38,306		22,295
Allowance for obsolescence		(3,000)	-		-		-		-		-		(3,000)		-		-
Total	Ps.	10,877,907	Ps.	8,487,429	Ps.	6,655,478	Ps.	(3,492,573)	Ps.	(2,705,147)	Ps.	(2,279,781)	Ps.	7,385,334	Ps.	5,782,282	Ps.	4,375,697

*During the years ended December 31, 2019, 2018 and 2017, the Company capitalized borrowing costs of Ps.456,313, Ps.357,920 and Ps.193,389, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.328,571, Ps.242,678 and Ps.110,274, respectively.

Flight equipment	Constructions and improvements	Computer equipment	Office furniture and equipment	Electric power equipment	Workshop Tools	Motorized transport equipment platform	Communications equipment	Workshop machinery and equipment	Service carts on board	Allowance for obsolescence	Pre-delivery payments	Construction and improvements in process	Leasehold improvements to flight equipment	Total
Net book amount as of December 31, 2016	Ps.	577,498	Ps.	35,013	Ps.	7,200	Ps.	17,657	Ps.	6,928	Ps.	4,585	Ps.	1,357	Ps.	3,555	Ps.	3,618	Ps.	758	Ps.	-	Ps.	1,206,330	Ps.	255,374	Ps.	405,135	Ps.	2,525,008
Additions	115,558	-	1,845	6,805	-	-	-	-	123	-	-	1,707,805	206,932	545,164	2,584,232
Disposals and transfers	(930)	-	-	(15)	-	-	-	-	-	-	-	(213,947)	(3,555)	(101,224)	(319,671)
Borrowing costs, net*	-	-	-	-	-	-	-	-	-	-	-	83,115	-	-	83,115
Other movements	-	10,371	4,087	1,649	620	-	-	1,968	1,041	-	-	-	(265,144)	244,712	(696)
Depreciation	(61,204)	(20,216)	(3,809)	(3,801)	(1,294)	(2,314)	(471)	(796)	(722)	(376)	-	-	-	(401,288)	(496,291)
As of December 31, 2017	630,922	25,168	9,323	22,295	6,254	2,271	886	4,727	4,060	382	-	2,783,303	193,607	692,499	4,375,697
Cost	830,145	131,503	30,113	44,749	15,439	20,500	5,587	11,229	8,405	5,403	-	2,783,303	193,607	2,575,495	6,655,478
Accumulated depreciation	(199,223)	(106,335)	(20,790)	(22,454)	(9,185)	(18,229)	(4,701)	(6,502)	(4,345)	(5,021)	-	-	-	(1,882,996)	(2,279,781)
Net book amount as of December 31, 2017	630,922	25,168	9,323	22,295	6,254	2,271	886	4,727	4,060	382	-	2,783,303	193,607	692,499	4,375,697
Additions	366,371	689	5,316	652	-	2,673	-	1,050	1,040	-	-	1,485,643	142,703	687,260	2,693,397
Disposals and transfers	(261,866)	-	-	-	-	-	-	-	(2)	-	-	(712,098)	(89)	-	(974,055)
Borrowing costs, net*	-	-	-	-	-	-	-	-	-	-	-	115,242	-	-	115,242
Other movements	-	67	9,123	21,568	-	281	42	26	110	-	-	-	(193,483)	162,023	(243)
Depreciation	(71,105)	(10,689)	(7,215)	(6,209)	(1,132)	(1,856)	(482)	(892)	(727)	(256)	-	-	-	(327,193)	(427,756)
As of December 31, 2018	664,322	15,235	16,547	38,306	5,122	3,369	446	4,911	4,481	126	-	3,672,090	142,738	1,214,589	5,782,282
Cost	932,642	132,446	44,563	66,546	15,438	23,454	5,496	12,305	9,530	5,403	-	3,672,090	142,738	3,424,778	8,487,429
Accumulated depreciation	(268,320)	(117,211)	(28,016)	(28,240)	(10,316)	(20,085)	(5,050)	(7,394)	(5,049)	(5,277)	-	-	-	(2,210,189)	(2,705,147)
Net book amount as of December 31, 2018	664,322	15,235	16,547	38,306	5,122	3,369	446	4,911	4,481	126	-	3,672,090	142,738	1,214,589	5,782,282
Additions	692,186	5,596	1,730	1,461	2,487	3,137	-	355	4,278	2,273	(3,000)	1,412,790	525,556	661,954	3,310,803
Disposals and transfers	(538,370)	-	(131)	(10)	-	-	-	(2)	(35)	-	-	(704,852)	(3,957)	-	(1,247,357)
Borrowing costs, net*	-	-	-	-	-	-	-	-	-	-	-	127,742	-	-	127,742
Other movements	-	34,840	1,999	2,757	2,487	284	9,529	1,446	2,529	-	-	-	(190,097)	133,939	(287)
Depreciation	(84,888)	(14,721)	(7,074)	(5,854)	(1,084)	(1,938)	(341)	(933)	(1,044)	(278)	-	-	-	(469,694)	(587,849)
As of December 31, 2019	733,250	40,950	13,071	36,660	9,012	4,852	9,634	5,777	10,209	2,121	(3,000)	4,507,770	474,240	1,540,788	7,385,334
Cost	1,287,102	172,460	47,566	70,709	20,412	26,875	15,026	14,099	16,301	7,675	(3,000)	4,507,770	474,240	4,220,672	10,877,907
Accumulated depreciation	(553,852)	(131,510)	(34,495)	(34,049)	(11,400)	(22,023)	(5,392)	(8,322)	(6,092)	(5,554)	-	-	-	(2,679,884)	(3,492,573)
Net book amount as of December 31, 2019	Ps.	733,250	Ps.	40,950	Ps.	13,071	Ps.	36,660	Ps.	9,012	Ps.	4,852	Ps.	9,634	Ps.	5,777	Ps.	10,209	Ps.	2,121	Ps.	(3,000)	Ps.	4,507,770	Ps.	474,240	Ps.	1,540,788	Ps.	7,385,334

a) Depreciation expense for the years ended December 31, 2019, 2018 and 2017, was Ps.587,849, Ps.427,756 and Ps.496,291, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The new order includes 14 A320CEO (“Current Engine Option Aircraft”) and 30 A320NEO. Additionally, during December 2017, the Company amended the agreement with Airbus for the purchase of 80 A320 family aircraft to be delivered from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

In November 2018, the Company amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. Also, in this amendment Volaris used its rights on the Airbus Purchase Agreement to convert six A320NEO into A321NEO.

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet to be received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircrafts (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet.

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

During the years ended December 31, 2019, 2018 and 2017, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.1,412,790 (US$75.0 million), Ps.1,485,643 (US$77.1 million) and Ps.1,707,805 (US$90.0 million), respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 103 Airbus A320 family aircraft during the following six years (from January 2020 to November 2026). The agreement provides for the addition of 103 Aircraft to its fleet as follows: eight in 2020, thirteen in 2021, thirteen in 2022, sixteen in 2023, thirteen in 2024, fifteen in 2025 and twenty-five in 2026.

Commitments to acquisitions of property and equipment are disclosed in Note 23.

During the years ended December 31, 2019, 2018 and 2017 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.284,759, Ps.609,168 and Ps.65,886, respectively, that was recorded under the caption other income in the consolidated statement of operations, only the amount of gains that relates to the rights transferred to the buyer-lessor. The rest of the gains are amortized under the lease term (Note 20).

c) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of Ps.28,110 (US$1.5 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2019, and 2018, the Company amortized a corresponding benefit from these credit notes of Ps.5,230 and Ps.7,191, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

d) On September 5, 2019, the Company acquired one previously leased A319 aircraft from the lessor, which was accounted for a cost for a total amount of Ps. 392,076 (US$19,600). This transaction did not generate any gain or loses in our consolidated statements of operations.

The Company identified the major components as separate parts at their respective cost. These major components of the aircraft are presented as part of the aircraft and depreciated over their useful life.

During the month of December, the Company sold the recently acquire aircraft engines in by a sale and lease back transaction. As of December 31, 2019, the carry amount of the remaining owned aircraft and the depreciation was Ps.54,771 and Ps.1,787, respectively.

13. Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful		Gross value						Accumulated amortization						Net carrying amount
	life		At December 31,
	years	2019		2018		2017		2019		2018		2017		2019		2018		2017
Software	1 – 4	Ps.	579,360	Ps.	503,467	Ps.	441,803	Ps.	(411,963)	Ps.	(324,343)	Ps.	(251,383)	Ps.	167,397	Ps.	179,124	Ps.	190,420

Balance as of January 1, 2017	Ps.	114,041
Additions		130,908
Disposals		(1,976)
Amortization		(52,396)
Exchange differences		(157)
Balance as of December 31, 2017		190,420
Additions		71,007
Disposals		(9,368)
Amortization		(72,885)
Exchange differences		(50)
Balance as of December 31, 2018		179,124
Additions		77,325
Disposals		-
Amortization		(87,667)
Exchange differences		(1,385)
Balance as of December 31, 2019	Ps.	167,397

Software amortization expense for the years ended December 31, 2019, 2018 and 2017 was Ps.87,667, Ps.72,885 and Ps.52,396, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14. Leases

The most significant leases are as follows:

a) Aircraft and engine represent the Company´s most significant lease agreements. At December 31, 2019, the Company leases 81 aircraft (77 and 71 as of December 31, 2018 and 2017, respectively) and 14 spare engines under operating leases (10 and eighth as of December 31, 2018 and 2017, respectively) that have maximum terms through 2033. These leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines, leases*:

Aircraft Type	Model	At December 31, 2019	At December 31, 2018	At December 31, 2017
A319	132	3	4	6
A319	133	4	4	6
A320	233	39	39	39
A320	232	2	4	4
A320NEO	271N	17	12	6
A321	231	10	10	10
A321NEO	271N	6	4	-
		81	77	71

Engine spare Type	Model	At December 31, 2019	At December 31, 2018	At December 31, 2017
V2500	V2524-A5	2	-	-
V2500	V2527M-A5	3	3	3
V2500	V2527E-A5	3	3	3
V2500	V2527-A5	2	2	2
PW1100	PW1127G-JM	3	2	-
PW1100	PW1133G-JM	1	-	-
		14	10	8

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2019, the Company added seven new leased aircraft to its fleet (three A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessor´s). Also, the Company extended the lease term of one spare engine (effective from 2019) and returned two aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2019, the Company also leased two NEO spare engines (based on the terms of the Pratt and Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases. Additionally, during 2019 the Company extended the lease term of one spare engine (effective from November 2019).

During the year ended December 31, 2018, the Company added ten new leased aircraft to its fleet (acquired three A320 NEO’s through sale leaseback transactions under our existing Airbus purchase agreement and seven obtained directly from the lessors). Also, the Company extended the lease term of Aircraft (effective from 2019) and two spare engines (effective from February and April 2018), and returned four aircraft to their respective lessors.

During the year ended December 31, 2018, the Company also added two NEO spare engines to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions.

During the year ended December 31, 2017, the Company added five aircraft to its fleet (acquired one A320 NEO’s through sale leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessors). Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions. Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017, respectively). Such leases were not subject to sale and leaseback transactions.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As at 1 January 2017 (adjusted)	Ps.	23,047,879	Ps.	220,554	Ps.	231,648	Ps.	23,500,081
Additions		4,665,330		157,225		9,149		4,831,704
Depreciation on right of use assets		(3,306,249)		(77,750)		(53,904)		(3,437,903)
As at 31 December 2017 (adjusted)		24,406,960		300,029		186,893		24,893,882
Additions		10,585,188		387,480		59,194		11,031,862
Depreciation on right of use assets		(3,865,979)		(107,813)		(69,899)		(4,043,691)
As at 31 December 2018 (adjusted)		31,126,169		579,696		176,188		31,882,053
Additions		6,676,492		230,200		42,992		6,949,684
Depreciation on right of use assets		(4,490,572)		(132,698)		(79,701)		(4,702,971)
As at 31 December 2019	Ps.	33,312,089	Ps.	677,198	Ps.	139,479	Ps.	34,128,766

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2019		2018 (Adjusted)		2017 (Adjusted)
As at 1 January	Ps.	39,565,146	Ps.	32,523,704	Ps.	32,711,793
Additions		7,186,613		11,038,578		4,897,420
Accretion of interest		2,037,540		1,683,330		1,381,680
Foreign exchange effect		(1,772,452)		30,441		(1,434,291)
Payments		(6,499,802)		(5,710,907)		(5,032,898)
As at 31 December	Ps.	40,517,045	Ps.	39,565,146	Ps.	32,523,704
Current		4,720,505		4,976,454		4,213,417
Non-current		35,796,540		34,588,692		28,310,287

The following are the amounts recognized in profit or loss:

	As of December 31, 2019		As of December 31, 2018 (Adjusted)		As of December 31, 2017 (Adjusted)
Depreciation of right-of-use assets	Ps.	(4,702,971)	Ps.	(4,043,691)	Ps.	(3,437,903)
Interest expense on lease liabilities		(2,128,162)		(1,755,978)		(1,428,924)
Aircraft and engine variable expenses		(961,657)		(956,010)		(1,429,595)
Total amount recognized in profit or loss	Ps.	(7,792,790)	Ps.	(6,755,679)	Ps.	(6,296,422)

The Company had total cash outflows for leases of Ps.6,499,802 in 2019 (Ps.5,710,907 in 2018 and Ps.5,032,898 in 2017).

i)	Return obligations

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

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2019, 2018 and 2017, the Company expensed as supplemental rent Ps.680,964, Ps.659,106 and Ps.851,410, respectively.

15. Accrued liabilities

a) An analysis of accrued liabilities short - term at December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Fuel and traffic accrued expenses	Ps.	1,507,659	Ps.	1,315,363	Ps.	1,106,913
Maintenance and aircraft parts accrued expenses	120,254		79,280		194,366
Sales, marketing and distribution accrued expenses	230,935		283,538		143,758
Maintenance deposits	132,085		141,371		132,519
Salaries and benefits	296,829		187,072		114,781
Accrued administrative expenses	81,124		67,306		90,459
Deferred revenue from V Club membership	35,465		59,557		76,261
Information and communication accrued expenses	67,808		45,008		44,638
Supplier services agreement	10,634		10,634		10,634
Benefits from suppliers	-		-		1,473
Advances from travel agencies	542		482		650
Others	48,526		77,985		51,474
	Ps.	2,531,861	Ps.	2,267,596	Ps.	1,967,926

b) Accrued liabilities long-term at December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Supplier services agreement	Ps.	55,905	Ps.	66,539	Ps.	77,174
Benefits from suppliers	19,439		-		-
Other	15,452		8,964		15,274
	Ps.	90,796	Ps.	75,503	Ps.	92,448

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2019		Increase for the year		Payments		Balance as of December 31, 2019
Aircraft and engine lease return obligation	Ps.	1,831,045	Ps.	725,506	Ps.	703,863	Ps.	1,852,688
Employee profit sharing (Note 16)	14,984		22,134		13,021		24,097
	Ps.	1,846,029	Ps.	747,640	Ps.	716,884	Ps.	1,876,785

Short-term maturities							Ps.	407,190
Long-term							Ps.	1,469,595

	Balance as of January 1, 2018		Increase for the year		Payments		Balance as of December 31, 2018
Aircraft and engine lease return obligation (Adjusted)	Ps.	1,647,977	Ps.	1,015,391	Ps.	832,323	Ps.	1,831,045
Employee profit sharing (Note 16)	9,063		14,106		8,185		14,984
	Ps.	1,657,040	Ps.	1,029,497	Ps.	840,508	Ps.	1,846,029

Short-term maturities							Ps.	25,835
Long-term							Ps.	1,820,194

	Balance as of January 1, 2017		Increase for the year		Payments		Balance as of December 31, 2017
Aircraft and engine lease return obligation (Adjusted)	Ps.	1,408,039	Ps.	1,099,597	Ps.	859,659	Ps.	1,647,977
Employee profit sharing (Note 16)	10,695		8,342		9,974		9,063
	Ps.	1,418,734	Ps.	1,107,939	Ps.	869,633	Ps.	1,657,040

Short-term maturities							Ps.	202,250
Long-term							Ps.	1,454,790

During the years ended December 31, 2019, 2018 and 2017 no cancellations or write-offs related to these liabilities were recorded.

16. Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2019, 2018 and 2017, are as follows:

	2019		2018		2017
Analysis of net period cost:
Current service cost	Ps.	8,214	Ps.	4,977	Ps.	3,657
Interest cost on benefit obligation	1,872		1,424		1,000
Net period cost	Ps.	10,086	Ps.	6,401	Ps.	4,657

Changes in the defined benefit obligation are as follows:

	2019		2018		2017
Defined benefit obligation at January 1,	Ps.	18,153	Ps.	19,289	Ps.	13,438
Net period cost charged to profit or loss:
Current service cost	8,214		4,977		3,657
Interest cost on benefit obligation	1,872		1,424		1,000
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions	10,192		(5,989)		1,776
Payments made	(225)		(1,548)		(582)
Defined benefit obligation at December 31,	Ps.	38,206	Ps.	18,153	Ps.	19,289

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2019	2018	2017
Financial:
Discount rate	7.18%	9.91%	7.72%
Expected rate of salary increases	5.50%	5.65%	5.50%
Annual increase in minimum salary	4.00%	4.15%	4.00%

Biometric:
Mortality (1)	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09	EMSSA 09
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(2)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits at December 31, 2019, 2018 and 2017, respectively, are as follows:

	2019		2018		2017
Employee profit-sharing (Note 15c)	Ps.	24,097	Ps.	14,984	Ps.	9,063

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

On October 18, 2018, the Board of Directors of the Company approved a new long-term retention plan LTRP for certain executives of the Company, through which the beneficiaries of the plan, will receive shares of the Company once the service conditions are met. This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods under LTRP will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

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

In November 2019, 2018 and 2017, the extensions to the LTIP were approved by the Company’s shareholder’s and Company’s Board of Directors, respectively. The total cost of the extensions approved were Ps.86,772 (Ps.56,407 net of withheld taxes), Ps.63,961 (Ps.41,590 net of withheld taxes), Ps.15,765 (Ps.10,108 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2019, 2018 and 2017, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

Number of Series A shares
Outstanding as of January 1st, 2017	618,048 *
Purchased during the year	547,310
Granted during the year	-
Exercised/vested during the year	(345,270)
Forfeited during the year	-
Outstanding as of December 31, 2017	820,088 *
Purchased during the year	3,208,115
Granted during the year	-
Exercised/vested during the year	(353,457)
Forfeited during the year	(121,451)
Outstanding as of December 31, 2018	3,553,295 *
Purchased during the year	2,694,600
Granted during the year	-
Exercised/vested during the year	(959,614)
Forfeited during the year	(173,090)
Outstanding as of December 31, 2019	5,115,191 *

*These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2019, 2018 and 2017.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
2,211,269	November 2019 – 2020
2,005,716	November 2020 – 2021
898,206	November 2021 – 2022
5,115,191

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2019, 2018 and 2017, the compensation expense recorded in the consolidated statement of operations amounted to Ps.49,659, Ps.19,980 and Ps.13,508, respectively. All shares held in the Administrative Trust are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During 2019 and 2018, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2019 and 2018, were (173,090) and (121,451), respectively.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 at such date.

Under the LTIP extensions, the number of SARs granted to certain key executives of the Company were Ps.0, Ps.0 and 3,965,351, which amounts to Ps.0, Ps.0 and Ps.15,765, for the years ended December 31, 2019, 2018 and 2017, respectively. The SARs vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a three years period.

Fair value of the SARs is measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2019, 2018 and 2017 were Ps.1,901, Ps.537 and Ps.723, respectively.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2019, 2018 and 2017, the Company recorded a expense (benefit) of Ps.2,964, Ps.(186) and Ps.(8,999), respectively, in the consolidated statement of operations.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted (vesting schedule in tables below).

Number of SARs	Exercisable date
725,193	November 2020
725,193*

* Includes forfeited SARs of 32,616, 484,656 and 145,769 for the years ended December 31, 2019, 2018 and 2017, respectively.

During the years ended December 31, 2019, 2018 and 2017, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.2,395, Ps.0 and Ps.6,021, respectively.

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

The share sale agreements provide that the officers may pay for the shares at the same price upon the occurrence of either an initial public offering of the Company’s capital stock or a change of control and as long as they remain employees until the options are exercised, with a maximum term of ten years. Upon payment of the shares by the officers to the Management Trust, it must pay such amount back to the Company as repayment of the loan, for which the Company charges no interest.

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

In 2019, 2018 and 2017, the key employees exercised 2,780,000, 2,003,876 and 120,000 Series A shares. As a result, the key employees paid to the Management Trust Ps.14,773, Ps.10,654 and Ps.638 corresponding to the exercised shares for the years ended December 31, 2019, 2018 and 2017, respectively.

Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options	Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	-	-		-
Forfeited during the year	-	-		-
Exercised during the year	(120,000)	5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095
Granted during the year	-	-		-
Forfeited during the year	-	-		-
Exercised during the year	(2,003,876)	5.31		(10,654)
Outstanding as of December 31, 2018	10,433,981	Ps.	5.31	Ps.	55,441
Granted during the year	-	-		-
Forfeited during the year	-	-		-
Exercised during the year	(2,780,000)	5.31		(14,773)
Outstanding as of December 31, 2019	7,653,981	Ps.	5.31	Ps.	40,668

At December 31, 2019, 2018 and 2017, 7,653,981, 10,433,981 and 12,437,857 share options pending to exercise were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to the SARs as of December 31, 2019, 2018 and 2017 was Ps.70,567, Ps.32,807 and Ps.37,858, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded a (benefit) expense of Ps.37,760, Ps. (5,052) and Ps. (16,499), respectively, in the consolidated statement of operations. No SARs were exercised during 2018.

The vesting schedule is summarized in the table below:

Number of SARs	Vesting date
2,825,840	February 2020
3,391,020	February 2021
6,216,860*

* Includes forfeited SARs of 0, 1,563,520 and 0, for the years ended December 31, 2019, 2018 and 2017, respectively.

The expense (benefit) recognized for the Company’s retention plans during the year is shown in the following table:

	2019		2018		2017
(Benefit) expense arising from cash-settled share-based payments transactions	Ps.	40,724	Ps.	(5,238)	Ps.	(25,498)
Expense arising from equity-settled share-based payments transactions	49,659		19,980			13,508
Total expense (benefit) arising from share-based payments transactions	Ps.	90,383	Ps.	14,742	Ps.	(11,990)

d) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.80, Ps.16.12 and Ps.26.29 for the years ended 2019, 2018 and 2017, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Trust Agreement number CIB/3081 was created by Controladora Vuela, Compañia de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares hold as of December 31, 2019 available to be exercised is 2,072,344.

18. Equity

As of December 31, 2019, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	-	(15,136,057)	(15,136,057	)*
	24,180	996,716,440	996,740,620

*The number of forfeited shares as of December 31, 2019 were 294,541, which are include in treasury shares.

As of December 31, 2018, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	-	(15,212,365)	(15,212,365	)*
	24,180	996,640,132	996,664,312

*The number of forfeited shares as of December 31, 2018 were 121,451, which are include in treasury shares.

(1) On February 16, 2018, one of the Company´s shareholders converted 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

As of December 31, 2017, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	-	(13,257,945)	(13,257,945)
	24,180	998,594,552	998,618,732

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

During the years ended December 31, 2019, 2018 and 2017, the Company did not declare any dividends.

a)     Earnings (loss) per share

Basic earnings (loss) per share (“EPS or LPS”) amounts are calculated by dividing the net income (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS or LPS amounts are calculated by dividing the profit (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings (loss) per share for the years ended December 31, 2019, 2018 and 2017.

	At December 31,
	2019		2018 (Adjusted)		2017 (Adjusted)
Net income (loss) for the period	Ps.	2,639,063	Ps.	(942,882)	Ps.	278,671
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877		1,011,877
Diluted		1,011,877		1,011,877		1,011,877
EPS - LPS:
Basic		2.608		(0.932)		0.275
Diluted		2.608		(0.932)		0.275

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

b) In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2019, 2018 and 2017, the Company’s legal reserve was Ps.291,178 or 9.8% our capital stock.

At an ordinary general shareholders’ meeting held on April 19, 2017 the shareholders approved to increase legal reserve in the amount of Ps.252,928. As of December 31, 2019, 2018 and 2017 the Company’s legal reserve has not reached the 20% of its capital stock.

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

19. Income tax

a) In accordance with the MITL, the Company and its Mexican subsidiaries are subject to income tax and each files its tax returns on an individual entity basis and the related tax results are included in the accompanying consolidated financial statements. The income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on Adjusted assets values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual inflation adjustment.

(i)	Based on the approved law, corporate income tax rate for 2019 and thereafter is 30%.

(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2019, 2018 and 2017 in Guatemala, Costa Rica and El Salvador are 25%, 30%, and 30% respectively.

b) For the years ended December 31, 2019, 2018 and 2017, the Company reported on a consolidated basis taxable income of Ps.938,304, Ps.777,513 and Ps.171,046, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and Costa Rican Income Tax Law (CRITL), tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are Adjusted based on inflation.

c) An analysis of consolidated income tax expense for the years ended December 31, 2019, 2018 and 2017 is as follows:

Consolidated statements of operations

	2019			2018			2017
Current year income tax expense	Ps.	(281,491)		Ps.	(232,824)		Ps.	(51,313)
Deferred income tax (expense) benefit		(813,340	)(1)		582,644	(2)		(186,273	)(3)
Total income tax (expense) benefit	Ps.	(1,094,831)		Ps.	349,820		Ps.	(237,586)

(1) Includes translation effect by Ps.(2,278)

(2) Includes translation effect by Ps.2,680

(3) Includes translation effect by Ps.936

Consolidated statements of comprehensive income

	2019		2018		2017
Deferred tax related to items recognized in OCI during the year
Net (loss) gain on cash flow hedges	Ps.	(74,820)	Ps.	85,107	Ps.	12,017
Remeasurement gain (loss) of employee benefits		3,058		(1,797)		533
Deferred tax charged to OCI	Ps.	(71,762)	Ps.	83,310	Ps.	12,550

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2019	2018	2017
Statutory income tax rate	30.00%	30.00%	30.00%
Non-deductible expenses	0.19%	(2.51)%	5.71%
Unrecorded deferred taxes on tax losses	0.27%	(3.96)%	21.31%
Foreign countries difference with Mexican statutory rate	0.11%	(0.02)%	0.48%
Inflation of tax losses	(0.21)%	1.16%	(2.20)%
Amendment tax return effects and other tax adjustments	(0.51)%	0.05%	3.78%
Inflation on furniture, intangible and equipment	(0.48)%	2.08%	(7.19)%
Annual inflation adjustment	(0.05)%	0.26%	(5.87)%
	29.32%	27.06%	46.02%

Mexican income tax matters

For Mexican purposes, corporate income tax is computed on accrued basis. MITL requires taxable profit to be determined by considering revenue net of tax deductions. Prior years' tax losses can be utilized to offset current year taxable income. Income tax is determined by applying the 30% rate on the net amount after tax losses utilization.

For tax purposes, income is considered taxable at the earlier of: (i) the time the revenue is collected, (ii) the service is provided or (iii) the time of the issuance of the invoice. Expenses are deductible for tax purposes generally on accrual basis, with some exceptions, once the requirements established in the tax law are fulfilled.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2019 and 2018, the Company obtained a net operating (loss) income of Ps.(1,085) and Ps.8,549, respectively.

According to Costa Rica Corporate Income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2019, 2018 and 2017, the Company generated net operating losses for an amount of Ps.50,246, Ps.170,731 and Ps.300,613, respectively, for which no deferred tax asset has been recognized.

According to El Salvador Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2019, the Company obtained a net operating loss of Ps.32,494.

e) An analysis of consolidated deferred taxes is as follows:

	2019				2018				2017
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
					Adjusted				Adjusted
Deferred income tax assets:
Lease liability	Ps.	12,155,114	Ps.	313,137	Ps.	11,841,977	Ps.	2,108,422	Ps.	9,733,555	Ps.	(59,235)
Unearned transportation revenue		797,063		61,708		735,355		699,414		35,941		(29,814)
Extension lease agreement		459,343		(137,639)		596,982		82,421		514,562		113,443
Intangible		446,849		(13,741)		460,590		(2,621)		463,211		(18,415)
Provisions		351,345		60,655		290,690		(4,175)		294,865		(48,439)
Tax losses available for offsetting against future taxable income		303,970		(5,350)		309,320		(33,759)		343,079		309,758
Allowance for doubtful accounts		14,089		9,187		4,902		(2,422)		7,324		433
Employee benefits		11,463		2,958		5,446		1,456		5,786		1,222
Employee profit sharing		7,227		2,734		4,493		1,777		2,716		(490)
Non derivative financial instruments		4,229		4,229		-		-		-		-
Financial instruments		(38,865)		-		35,956		-		(49,151)		-
		14,511,827		297,878		14,285,711		2,850,513		11,351,888		268,463
Deferred income tax liabilities:
Right of use asset|		10,236,929		672,311		9,564,618		2,096,458		7,468,160		354,352
Supplemental rent		1,706,949		111,430		1,595,519		32,156		1,563,363		223,753
Rotable spare parts, furniture and equipment, net		884,476		239,452		645,024		168,107		476,917		108,890
Prepaid expenses and other assets		179,061		88,683		90,378		(25,686)		116,064		(239,586)
Inventories		90,287		1,392		88,895		726		88,169		15,286
Other prepayments		27,728		(4,329)		32,057		(1,212)		33,269		(7,023)
		13,125,430		1,108,939		12,016,491		2,270,549		9,745,942		455,672
	Ps.	1,386,397	Ps.	(811,061)	Ps.	2,269,220	Ps.	579,964	Ps.	1,605,946	Ps.	(187,209)

Reflected in the consolidated statement of financial position as follows:

	2019		2018		2017
Deferred tax assets	Ps.	1,542,536	Ps.	3,392,240	Ps.	3,222,228
Deferred tax liabilities		(156,139)		(1,123,020)		(1,616,282)
Deferred tax assets, net	Ps.	1,386,397	Ps.	2,269,220	Ps.	1,605,946

A reconciliation of deferred tax asset, net is as follows:

	2019		2018		2017
Opening balance as of January 1,	Ps.	2,269,220	Ps.	1,605,946	Ps.	1,780,605
Deferred income tax (expense) benefit during the current year recorded on profits		(811,061)		579,964		(187,209)
Deferred income tax (expense) benefit during the current year recorded in accumulated other comprehensive income (loss)		(71,762)		83,310		12,550
Closing balance as of December 31,	Ps.	1,386,397	Ps.	2,269,220	Ps.	1,605,946

At December 31, 2019, 2018 and 2017, the table shown above includes deferred income tax asset recognized by Concesionaria and Operaciones Volaris (2018), Comercializadora (2017) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized at December 31, 2019, 2018 and 2017 a deferred tax asset for tax losses of Ps.303,970, Ps.309,320 and Ps.343,079 respectively.

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

An analysis of the available tax losses carry-forward of the Company at December 31, 2019 is as follows:

Year of loss	Historical loss		Adjusted tax loss		Utilized		Total remaining amount		Year of expiration
2016	Ps.	26,658	Ps.	26,658	Ps.	26,658	Ps.	-	2019
2017		228,413		228,413		88,752		139,661	2020
2017		1,068,498		1,176,068		218,110		957,958	2027
2018		170,049		170,049		-		170,049	2021
2018		3,192		3,299		3,299		-	2028
2019		50,246		50,246		-		50,246	2024
2019		4,922		5,028		-		5,028	2029
	Ps.	1,551,978	Ps.	1,659,761	Ps.	336,819	Ps.	1,322,942

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2019 is as follows:

							Total
	Historical loss		Adjusted tax loss		Utilized		remaining amount
Comercializadora	Ps.	4,922	Ps.	5,028	Ps.	-	Ps.	5,028
Concesionaria		1,067,836		1,175,351		217,393		957,958
Operaciones Volaris		3,853		4,016		4,016		-
Vuela Aviación		475,367		475,366		115,410		359,956
	Ps.	1,551,978	Ps.	1,659,761	Ps.	336,819	Ps.	1,322,942
Unrecognized NOLs								(309,710)
							Ps.	1,013,232
Tax rate								30%
Deferred income tax							Ps.	303,970

f) At December 31, 2019 the Company had the following tax balances:

	2019
Adjusted contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	4,028,022
CUFIN*		3,847,209

*The calculation comprises all the subsidiaries of the Company.

20. Other operating income and expenses

An analysis of other operating income is as follows:

	2019		2018		2017
Gain on sale and leaseback	Ps.	284,759	Ps.	609,168	Ps.	65,886
Loss on sale of rotable spare parts furniture and equipment		(8,954)		(2,356)		(908)
Administrative benefits		-		-		27,180
Other income		51,403		15,161		4,607
	Ps.	327,208	Ps.	621,973	Ps.	96,765

An analysis of other operating expenses is as follows:

	2019		2018		2017
Administrative and operational support expenses	Ps.	581,181	Ps.	536,079	Ps.	539,101
Technology and communications		381,055		385,841		373,394
Passenger services		65,477		70,337		59,261
Insurance		74,661		60,892		54,569
Others		10,553		5,949		7,933
	Ps.	1,112,927	Ps.	1,059,098	Ps.	1,034,258

21. Finance income and cost

An analysis of finance income is as follows:

	2019		2018		2017
Interest on cash and equivalents	Ps.	201,191	Ps.	152,437	Ps.	105,151
Interest on asset backed trust notes		6,525		-		-
Interest on recovery of guarantee deposits		83		166		644
	Ps.	207,799	Ps.	152,603	Ps.	105,795

An analysis of finance cost is as follows:

	2019		2018		2017
Leases financial cost	Ps.	2,128,162	Ps.	1,755,978	Ps.	1,428,924
Interest on asset backed trust notes		80,314		-		-
Cost of letter credit notes		49,856		57,277		42,294
Bank fees and others		3,607		6,141		5,279
Interest on debts and borrowings*		1,660		56,916		37,565
Other finance costs		6,230		-		1,219
	Ps.	2,269,829	Ps.	1,876,312	Ps.	1,515,281

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility from Citibanamex.

	2019		2018		2017
Interest on debts and borrowings	Ps.	457,973	Ps.	414,836	Ps.	230,954
Capitalized interest (Note 12)		(456,313)		(357,920)		(193,389)
Net interest on debts and borrowing in the consolidated statements of operations	Ps.	1,660	Ps.	56,916	Ps.	37,565

22. Components of other comprehensive income (loss)

An analysis of the other comprehensive income for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Derivative financial instruments:
Reclassification of call options and forwards during the year to profit or loss (Note 4)	Ps.	-	Ps.	(455,009)	Ps.	52,097
Extrinsic value of changes on jet fuel Asian call options		11,148		227,509		(81,182)
Extrinsic value of changes on jet fuel Zero cost collars		256,515		(122,948)		-
(Loss) gain of the matured foreign currency forward contracts		(14,241)		66,757		(13,380)
Gain of the not-yet matured interest rate swap contracts		-		-		317
Loss of the interest rate Cap		(4,023)		-		-
Non derivative financial instruments		14,096		-		-
Total	Ps.	263,495	Ps.	(283,691)	Ps.	(42,148)

23. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos (1)
2020	US$	141,218	Ps.	2,661,281
2021		164,856		3,106,744
2022		606,842		11,436,059
2023		793,967		14,962,467
2024 and thereafter		2,688,321		50,661,947
	US$	4,395,204	Ps.	82,828,498

(1) Using the exchange rate as of December 31, 2019 of Ps.18.8452.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2019 have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in U.S. dollars		in Mexican pesos
2020	US$	396,470	Ps.	7,471,556
2021		691,940		13,039,748
2022		102,400		1,929,748
	US$	1,190,810	Ps.	22,441,052

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in U.S. dollars		in Mexican pesos
2020	US$	20,847	Ps.	392,866
2021		57,190		1,077,757
2022		86,025		1,621,158
2023		88,259		1,663,259
2024 and thereafter		806,786		15,204,044
	US$	1,059,107	Ps.	19,959,084

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2019		2018		2017
Operating revenues:
Domestic (Mexico)	Ps.	24,594,797	Ps.	18,493,476	Ps.	17,272,946
International:
United States of America and Central America*		10,230,824		8,811,674		7,515,240
Non-derivative financial instruments		(72,949)		-		-
Total operating revenues	Ps.	34,752,672	Ps.	27,305,150	Ps.	24,788,186

*United States of America represents approximately 29%, 31% and 29% of total revenues from external customers in 2019, 2018 and 2017, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

25. Subsequent events

Subsequent to December 31, 2019 and through April 27, 2020:

a) On February 21, 2020, the Mexican federal government through the Mexican Communications and Transportation Ministry granted to the Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. the renewal of the Concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad, contained in the Title TAN-OR-VCV, for a period of twenty (20) years starting from May 9, 2020.

b) Subsequent to the closing date of the financial statements as of December 31, 2019, there has been a significant variation in the exchange rate from Ps.18.8452 to Ps.24.6230 per dollar to April 27, 2020 which represent a depreciation of 30.7% of the Mexican Peso.

c) The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States, growing into a global pandemic. Since the outbreak began, countries have responded by taking various measures including imposing quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain activities. The Company decreased capacity as measured by available seat miles (ASMs) for the month of April 2020 by approximately 80% of total operation versus the originally published schedule, due to the negative effects of COVID-19, declared a pandemic by the World Health Organization, and related governmental travel restrictions, which have significantly reduced the demand for global air transportation.

On April 21, 2020, the General Health Council (GHG)  announced that Mexico is in "Phase 3" of the spread of the COVID-19, the most serious stage, as transmission of the virus is intensifying. Mexico has extended governmental restrictions to contain the COVID-19 until May 30, 2020 and plans to begin easing up restrictions from June 1, 2020 onwards if the current measures are successful. As result, Volaris will carry out a capacity reduction for the month of May 2020 of approximately 90% versus the originally scheduled capacity.

d) The Company has taken actions to preserve liquidity and sustain its operations during the period, establishing supplier's payment deferral agreements, reducing management´s and operational staff compensation under temporary and voluntary leaves of absence, deferring and cutting capital expenditures to the minimum and non-essential operational expenses and other certain measures, while the operations are significantly reduced as a result of the COVID-19 pandemic.