Form 20-F
period 2020-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2021-04-30
CIK 1520504

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Participation Certificates (Certificados de Participación Ordinarios):	983,608,177
Series A shares of common stock, no par value per share:	1,077,924,804

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Table of Contents

Page
PART I.	9

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3	KEY INFORMATION	9

A.	Selected Consolidated Financial Data	9
B.	Capitalization and Indebtedness	12
C.	Reasons for the Offer and Use of Proceeds	12
D.	Risk Factors	12

ITEM 4	INFORMATION ON THE COMPANY	39

A.	History and Development of the Company	39
B.	Business Overview	46
C.	Organizational Structure	65
D.	Property, Plants and Equipment	68

ITEM 4A	UNRESOLVED STAFF COMMENTS	68

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	68

A.	Operating Results	68
B.	Liquidity and Capital Resources	98
C.	Research and Development, Patents and Licenses, Etc.	100
D.	Trend Information	100
E.	Off-Balance Sheet Arrangements	100
F.	Tabular Disclosure of Contractual Obligations	100
G.	Safe Harbor	101

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	101

A.	Directors and Senior Management	101
B.	Compensation	106
C.	Board Practices	109
D.	Employees	111
E.	Share Ownership	112

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	112

A.	Major Shareholders	112
B.	Related Party Transactions	114
C.	Interests of Experts and Counsel	116

ITEM 8	FINANCIAL INFORMATION	116

A.	Consolidated Statements and Other Financial Information	116
B.	Significant changes	117

i

ITEM 9	THE OFFER AND LISTING	117

A.	Offer and Listing Details	117
B.	Plan of Distribution	117
C.	Markets	117
D.	Selling Shareholders	125
E.	Dilution	125
F.	Expenses of the Issue	125

ITEM 10	ADDITIONAL INFORMATION	125

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	144
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	146

A.	Debt Securities	146
B.	Warrants and Rights	146
C.	Other Securities	146
D.	American Depositary Shares	146

PART II.	152

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	152
Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	152

A.	Use of Proceeds	152

ITEM 15	CONTROLS AND PROCEDURES	152
ITEM 16	[Reserved]	153

PART III.	158

ii

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	ability to keep costs low;

•	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability, geopolitical risks and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	external conditions, including air traffic congestion, weather conditions and outbreak of disease and pandemics;

•	ability to maintain slots in the airports that we operate and service provided by airport operators;

•	ability to operate through new airports that match our operative criteria;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with our union;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation, changes in law and interpretation and supervision of compliance with applicable law;

•	maintaining and renewing our permits and concessions;

•	our ability to execute our growth strategy;

•	operational disruptions;

•	our indebtedness;

•	currency fluctuations or the devaluation and depreciation of the peso;

•	our liquidity;

•	our reliance on third-party vendors and partners;

•	our reliance on a single fuel provider in Mexico;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Mexican and VFR (passengers who are visiting friends and relatives) markets;

•	insurance costs;

•	environmental regulations;

•	cyber-attacks;

•	our ability to respond to global health crises, such as the ongoing COVID-19 pandemic; and

•	other risk factors included under “Risk Factors” in this annual report.

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

SUMMARY OF RISK FACTORS

An investment in our securities and ADSs is subject to a number of risks, including risks related to Mexico, risks related to the airline industry, risks related to our business, and risks related to our securities and the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks related to Mexico

•	Political events and changes in Mexican government policy: The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. In particular, Mexican federal governmental actions and policies concerning air transportation and similar services could have a significant impact on us.

•	Adverse economic conditions in Mexico: As a result of the COVID-19 pandemic, the Mexican economy, which was initially expected to grow between 0.5% and 1.5%, shrank 8.2% in 2020. These adverse conditions may result in lower demand for our flights, lower fares or a shift to ground transportation options, which may in turn adversely affect our business, results of operations and financial condition.

•	Developments in other countries: Developments in other countries, including the immigration and trade policies imposed by former U.S. President Donald Trump, adversely impacted our financial condition and results of operations. While it is expected that the subsequent administration will reverse these policies, other developments, particularly related to international COVID-19 response measures, may result in lower demand for our flights.

•	Currency fluctuations: The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2020, approximately 69.0% of our total operating costs and 44.2% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses was denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected.

Risks related to the airline industry

•	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services and slots in airports. In addition to other airlines, we compete with bus services on many of our routes. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, could have a material adverse impact on our business.

•	Economic Conditions: The airline industry is particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as the recent economic contraction triggered by the COVID-19 pandemic, could affect our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition.

•	Regulations: The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican and Central American governmental concessions or authorizations necessary for our operations. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.

•	Fixed Costs: The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. As a result, airlines, including us, cannot quickly reduce their costs to respond to shortfalls in expected revenue and a shortfall from expected revenue levels could have a material adverse effect on our results of operations and financial condition.

•	Fuel Costs: The airline industry is heavily impacted by the price and availability of fuel. Fuel is our largest cost and continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model.

•	COVID-19: Public health threats, including COVID-19 and other highly communicable diseases, have and could in the future result in suspension of domestic and international flights, changes to travel behavior and a material adverse effect on the Mexican economy and the other countries in which we operate, airline industry reputation, the price of our shares, our business, results of operations and financial condition. Additional government responses to the ongoing COVID-19 pandemic remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted.

Risks related to our business

•	Ultra-Low-Cost Structure: Our ultra-low-cost structure is one of our primary competitive advantages and many factors could affect our ability to control our costs, some of which are not under our control. We rely on maintaining a high daily aircraft utilization rate to implement our ultra-low-cost structure, which makes us especially vulnerable to flight delays or cancellations or aircraft unavailability. We also depend on our non-ticket revenue to remain profitable, and we may not be able to maintain or increase our non-ticket revenue base. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

•	Maintenance Costs: While we currently have a young fleet, with an average age of 5.3 years as of December 31, 2020, our relatively new aircraft require less maintenance now than they will in the future and our maintenance costs will increase as our fleet ages. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

•	Dependence on Certain Airports: Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancún airports, which make up a large portion of the balance of our routes. The Mexico City Airport has been declared saturated and we cannot guarantee that in the future we may obtain additional slots in Mexico City. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition.

Risks related to our securities and the ADSs

•	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases CPOs underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.

•	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico” means Aerovías de México, S.A. de C.V.

“AFAC” means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).

“AirAsia” means AirAsia Berhad.

“Airbus” means Airbus S.A.S.

“Alaska Air” means Alaska Air Group, Inc.

“Allegiant” means Allegiant Travel Company.

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

“JetSMART” means JetSMART Airlines SpA.

“LATAM” means LATAM Airlines Group S.A.

“Latin America” means, collectively, Mexico, the Caribbean, Central America and South America.

“Latin American publicly traded airline carriers” means, collectively, Grupo Aeroméxico, Avianca, Azul, Copa, Gol and LATAM.

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

“United” means United Continental Holdings, Inc.

“U.S.-based publicly traded target market competitors” means Alaska Air, American, Delta, Frontier, Spirit, JetBlue, Southwest and United.

“VFR” means passengers who are visiting friends and relatives.

“VivaAerobus” means Aeroenlaces Nacionales, S.A. de C.V.

“Wizz” means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), referred hereinafter as IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps. 19.9487 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2020.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated statements of financial position data as of December 31, 2019 and 2020 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2016	2017	2018	2019	2020	2020
	Adjusted	Adjusted(1)	Adjusted(1)
	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
CONSOLIDATED STATEMENTS OF OPERATIONS
Operating revenues:
Passenger revenues:
Fare revenues	17,790,130	17,791,317	18,487,858	23,129,991	12,873,174	645,314
Other passenger revenues	4,919,452	6,098,504	7,892,497	10,569,208	8,613,398	431,777
Non-ticket revenue	—	—	—	—	—	—
Non-passenger revenues:
Other non-passenger revenues	590,355	727,392	697,357	897,586	882,360	44,231
Cargo	171,623	170,973	227,438	228,836	201,881	10,120
Non-derivative financial instruments	—	—	—	(72,949)	(411,222)	(20,614)
	23,471,560	24,788,186	27,305,150	34,752,672	22,159,591	1,110,828
Other operating income	(496,742)	(96,765)	(621,973)	(327,208)	(730,333)	(36,611)
Fuel expense, net	5,741,403	7,255,636	10,134,982	11,626,069	6,640,820	332,895
Aircraft and engine rent expense	5,590,058	—	—	—	—	—
Aircraft and engine variable lease expenses	—	1,429,595	956,010	961,657	1,845,254	92,500
Landing, take-off and navigation expenses	3,272,051	4,002,744	4,573,319	5,108,489	4,090,864	205,069
Depreciation of right of use assets	—	3,437,903	4,043,691	4,702,971	5,048,976	253,098
Salaries and benefits	2,419,537	2,823,647	3,125,393	3,600,762	3,453,382	173,113
Sales, marketing and distribution expenses	1,413,348	1,691,524	1,501,203	1,447,637	1,840,819	92,278
Maintenance expenses(3)	1,344,110	1,418,253	1,497,989	1,488,431	1,167,720	58,536
Other operating expenses	952,452	1,034,258	1,059,098	1,112,927	1,157,240	58,011
Depreciation and amortization(4)	536,543	548,687	500,641	675,514	898,445	45,038
	20,772,760	23,545,482	26,770,353	30,397,249	25,413,187	1,273,927
Operating income	2,698,800	1,242,704	534,797	4,355,423	(3,253,596)	(163,099)
Finance income	102,591	105,795	152,603	207,799	101,511	5,089
Finance cost	(35,116)	(1,515,281)	(1,876,312)	(2,269,829)	(3,018,484)	(151,313)
Exchange gain (loss), net	2,169,505	683,039	(103,790)	1,440,501	470,594	23,591
Income (loss) before income tax	4,935,780	516,257	(1,292,702)	3,733,894	(5,699,975)	(285,732)
Income tax (expense) benefit	(1,457,182)	(237,586)	349,820	(1,094,831)	1,406,184	70,490
Net income (loss)	3,478,598	278,671	(942,882)	2,639,063	(4,293,791)	(215,242)
Attributable to:
Equity holders of the parent	3,478,598	278,671	(942,882)	2,639,063	(4,293,791)	(215,242)
Net income (loss)	3,478,598	278,671	(942,882)	2,639,063	(4,293,791)	(215,242)
Weighted average shares outstanding Basic and diluted	1,011,876,677	1,011,876,677	1,011,876,677	1,011,876,677	1,021,560,557	1,021,560,557
Earnings (loss) per share Basic and diluted(5)	3.44	0.28	(0.93)	2.61	(4.20)	(0.21)
Earnings (loss) per ADS Basic and diluted(6)	34.38	2.75	(9.32)	26.08	(42.03)	(2.10)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (as of December 31,)
Cash and cash equivalents	7,071,251	6,950,879	5,862,942	7,979,972	10,103,385	506,468
Accounts receivable, net	962,718	1,449,292	1,466,690	2,320,334	2,027,379	101,630
Guarantee deposits—current portion	1,167,209	1,352,893	790,635	600,327	1,141,956	57,245
Total current assets	11,551,116	11,046,071	8,922,769	12,117,239	14,402,310	721,968
Total assets	21,781,771	49,952,973	56,724,683	63,295,127	68,189,113	3,418,223
Total short-term liabilities	7,962,382	13,555,372	14,083,029	17,324,216	20,965,950	1,050,994
Long-term liabilities	3,099,797	32,572,248	39,936,501	40,441,228	44,426,978	2,227,061
Total liabilities	11,062,179	46,127,620	54,019,530	57,765,444	65,392,928	3,278,055
Capital stock	2,973,559	2,973,559	2,973,559	2,973,559	3,426,406	171,761
Total equity	10,719,592	3,825,353	2,705,153	5,529,683	2,796,185	140,168
CASH FLOW DATA
Net cash flows provided by operating activities	978,732	6,018,767	6,276,707	9,509,643	4,359,445	218,534
Net cash flow used in investing activities	(27,958)	(2,260,440)	(1,389,395)	(1,879,341)	(67,757)	(3,396)

	For the Years ended December 31,
	2016	2017	2018	2019	2020	2020
	Adjusted	Adjusted(1)	Adjusted(1)

	(in thousands of pesos, except share and per share data and operating data)					(in thousands of U.S. dollars)(2)
Net cash flow provided by (used in) financing activities	10,765	(3,634,598)	(5,946,059)	(5,238,840)	(3,040,840)	(152,432)
FINANCIAL DATA
Operating income	2,698,800	1,242,704	534,797	4,355,423	(3,253,596)	(163,099)
Depreciation of right of use assets	—	3,437,903	4,043,691	4,702,971	5,048,976	253,098
Depreciation and amortization	536,543	548,687	500,641	675,514	898,445	45,038
Aircraft and engine rent expense	5,590,058	—	—	—	—	—
Aircraft and engine variable lease expenses	—	1,429,595	956,010	961,657	1,845,254	92,500
OPERATING DATA(9)
Aircraft at end of period	69	71	77	82	86	—
Average daily aircraft utilization (block hours)	12.80	12.57	13.21	12.94	11.30	—
Average daily aircraft utilization (flight hours)	10.24	10.02	10.56	10.90	9.73	—
Average pesos/U.S. dollar exchange rate	18.66	18.93	19.24	19.26	21.50	—
End of period pesos/U.S. dollar exchange rate	20.66	19.74	19.68	18.85	19.95	—
Airports served at end of period	65	69	69	65	68	—
Departures(7)	101,811	108,060	117,920	138,084	97,819	—
Passenger flight segments (thousands)(7)	14,394	15,670	17,478	20,917	13,153	—
Booked passengers (thousands)(7)	15,005	16,427	18,396	21,975	14,712	—
Revenue passenger miles (RPMs) (thousands)(7)	14,325,898	15,917,246	17,748,408	21,032,364	14,596,745	—
Available seat miles (ASMs) (thousands)(7)	16,703,949	18,860,950	21,009,545	24,498,893	18,274,946	—
Load factor(8)	86%	84%	85%	86%	80%	—
Average fare revenue per booked passenger(8)	1,189	1,086	1,006	1,054	875	44
Average other passenger revenue per booked passenger(7)(9)	328	371	429	481	585	29
Total ancillary revenue per booked passenger(7)(9)	379	426	479	532	659	33
Total operating revenue per ASM (TRASM) (cents)(7)(9)	140.5	131.4	130.0	142.2	123.5	6.2
Passenger revenue per ASM (RASM) (cents)(7)(9)	106.5	94.3	88.0	94.4	70.4	3.5
Operating expenses per ASM (CASM) (cents)(7)(9)	124.4	124.8	127.4	124.3	141.3	7.1
CASM ex fuel (cents) (7)(9)	90.0	86.4	79.2	76.6	102.7	5.1
Fuel gallons consumed (thousands)	196,709	210,536	227,436	251,802	176,645	—
Average economic fuel cost per gallon(9)	29.2	34.5	44.6	46.4	39.9	2.0
Employees per aircraft at end of period	66	67	60	60	54	—

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017. Our financial results as of and for the years ended December 31, 2016, 2017 and 2018 were presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 and were adjusted in our Audited Consolidated Financial Statements presented in the annual report to consider this application of IFRS 16.

(2)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps. 19.9487 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2020. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”

(4)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”

(5)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and long-term incentive plans outstanding during the year, this is because the shares are entitled to a dividend if and when it is declared by the Company.

(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.

(7)	Includes scheduled and charter.

(8)	Includes scheduled.

(9)	Excludes non-derivative financial instruments
(10)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.

Key Performance Indicators

The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles (RPMs); Average ticket revenue per booked passenger; Average non-ticket revenue per booked passenger, Total operating revenue per ASM (TRASM); Passenger Revenue per ASMS (RASM); Operating expenses per ASM (CASM); CASM ex fuel, and Average economic fuel cost per gallon. Average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers. The CASM ex fuel represents total operating expenses, net excluding fuel expense divided by ASMs. Average economic fuel cost per gallon represents total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed. We believe this operating data is useful in reporting the operating performance of our business, however, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

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

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement), was elected President of Mexico and took office on December 1, 2018. The President’s party and its allies currently hold the majority of the Chamber of Deputies and the Senate. Elections for the Chamber of Deputies will be held on June 6, 2021. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2018, 2019, and 2020, the Mexican economy grew 2.1%, decreased 0.1% and shrank 8.2%, respectively, in terms of gross domestic product or GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.

We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico historically has experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index calculated and published by the Mexican Central Bank and INEGI was 4.83% for 2018, 2.83% for 2019 and 3.15% for 2020. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

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

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms. This trend in fluctuations has continued as the peso appreciated 4.5%, appreciated 0.3% and appreciated 4.3% against the U.S. dollar in nominal terms in 2017, 2018 and 2019, respectively. As of December 31, 2020, the peso depreciated 5.8% against the U.S. dollar in nominal terms since December 31, 2019.

In 2020, approximately 69.0% of our total operating costs and 44.2% of our collections were U.S. dollar-linked or denominated. The remainder of our expenses was denominated in pesos. If the peso declines in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in pesos to offset any increases in U.S. dollar-denominated expenses, increases in interest or rental expense or exchange losses on fixed obligations. In addition, as of December 31, 2020, most of our outstanding financial debt and all of our aircraft lease payments are denominated in U.S. dollars. Severe devaluation or depreciation of the peso could also result in governmental intervention or disruption of foreign exchange markets. For example, the Mexican government could institute restrictive exchange control policies in the future, as it has done in the past. This would limit our ability to convert and transfer pesos into U.S. dollars for purposes of purchasing or leasing aircraft and other parts and equipment necessary to operate and expand and upgrade our fleet, paying amounts due under some of our maintenance contracts and servicing our U.S. dollar-denominated indebtedness.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). On November 30, 2018, Mexico, the United States and Canada signed the USMCA (United States-Mexico-Canada Agreement), which entered into force on July 1, 2020 as a replacement for NAFTA. During his presidency, President Trump implemented immigration policies that have adversely affected United States—Mexico travel behavior, especially in the VFR and leisure markets. President Trump’s immigration policies had a negative impact on our results of operations during 2020. In addition, as a result of the COVID-19 pandemic, on April 22, 2020 President Trump signed a Presidential Proclamation entitled: “Suspending Entry of Immigrants Who Present Risk to the U.S. Labor Market During the Economic Recovery Following the COVID-19 Outbreak.” President Trump was not elected to a second term. On January 20, 2021, Joseph Biden became the president of the United States. While President Biden is expected to reverse many of President Trump’s immigration policies, we can offer no assurance of the extent to which his administration will do so. In addition, even if President Biden reverses President Trump’s immigration policies, subsequent presidential administrations could reimpose them, which could have a material adverse effect on our operations and revenues and affect the market price of our securities, including the ADSs.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 38%, 38% and 26% (including non-derivative financial instruments) of our total operating costs in 2018, 2019 and 2020, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel.”

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

Furthermore, in 2016 the International Civil Aviation Organization (ICAO) adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO members on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. In addition, in January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by the ICAO. Like the ICAO standards, the final EPA standards would not apply to engines on in-service aircraft. The final standards have been challenged by several states and environmental groups, and the Biden administration has announced plans to review these final standards along with others issued by the prior administration. The outcome of the legal challenge and administrative review cannot be predicted at this time.

Growing recognition among consumers of the dangers of climate change may translate into some customers choosing to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Customers may choose to use alternatives to travel, such as virtual meetings and workspaces. In addition, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. As of the date of this annual report, we are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.

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

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction, with the exit of eight Mexican airlines since 2007. In addition, air carriers involved in reorganizations have historically engaged in substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could lower yields for all carriers, including us.

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

A general increase in the cost of insurance coverage, including as a consequence of the COVID-19 pandemic, may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, results of operations and financial condition.

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

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. In the past, Latin American travel has been negatively affected as a result of the Zika virus. Most recently, the outbreak of COVID-19 that has since grown into a global pandemic was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States. Since the pandemic began, countries around the world have responded by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 have drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity. In addition, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to COVID-19. In the case of a COVID-19-related shutdown involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

The first case of COVID-19 in Mexico was confirmed on February 28, 2020. In the following weeks, the Mexican government took various measures in order to prepare the country for a mass contagion, including declaring a national health emergency, asking the public to stay home, closing schools and imposing restrictions on non-essential activities in the public, private and social sectors. As a result of the national health emergency and health security measures imposed by the Mexican government in the spring of 2020, we reduced our capacity as measured by ASMs. In April and May of 2020, our capacity as measured by ASMs was reduced by up to 80% and 90%, respectively, and remained reduced from June to November of 2020. Additionally, we suspended service on certain routes. Costa Rica, Guatemala and El Salvador imposed operational and migratory restrictions that made it impossible to operate international passenger flights to those countries. While a gradual opening of the economy and easing of lockdown measures in Mexico and the other countries in which we operate led to a recovery in our ASMs and route operation during the second half of the year, with our capacity returning to over 100% of 2019 levels for the month of December, we can offer no assurance that additional travel restrictions, requirements or border closures will not be enacted or reenacted in the countries where we operate, which could result in reduced passenger demand, revenue, and further capacity reductions. For example, on January 26, 2021, an order issued by the United States Center for Disease Control came into effect requiring all international air passengers arriving to the United States to be tested for COVID-19 no more than 72 hours prior to departure, which may have an adverse effect on demand for travel to the United States. In addition, if the Mexican government imposes total or partial lockdowns in all or part of Mexico or shuts down airports in response to the COVID-19 pandemic, it may result in our inability to operate flights, which would have a material adverse effect on our business, results of operation and financial condition. While other countries, including the United States, have passed legislation to bail out airlines devastated by the impacts of the COVID-19 pandemic, we can offer no assurance that the Mexican government will provide Mexican airlines, including us, with financial assistance.

From a macroeconomic point of view, the impact of COVID-19 in Mexico is uncertain. Mexico’s GDP, previously predicted to grow between 0.5% and 1.5% in 2020, contracted by 8.2% as a result of the pandemic. Initial estimates indicate that Mexico’s GDP, previously expected to grow between 1.1% and 2.1% in 2021, could increase 4.8% mainly as a result of the COVID-19 pandemic’s adverse impact on the GDP in 2020. However, as the full effects of the pandemic have yet to be realized, Mexican GDP may contract in an amount that is not yet possible to estimate. Economic stagnation, the depreciation of the peso, contraction and decreased income levels and increased unemployment levels could result in decreased passenger demand and lower net income in the long term, even after any potential COVID-19-related travel restrictions and border closures are lifted. For example, for the period from March 31, 2020 to December 31, 2020, 709,211 jobs were lost in Mexico. Furthermore, the COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses.

Our business and the airline industry have experienced material adverse impacts due to the COVID-19 pandemic. We cannot offer any assurance that these impacts will not intensify to the extent that COVID-19 persists throughout Mexico. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. Furthermore, although our cash flows from operations and our available capital have been sufficient to meet our obligations and commitments to date, our liquidity has been, and may in the future be, negatively affected by the risk factors discussed herein, including risks related to future results arising from the COVID-19 pandemic. If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2020, we had hedged approximately 6% of our projected fuel requirements for the year ended December 31, 2021. However, we cannot provide any assurance that our fuel hedging program is sufficient to protect us against significant increases in the price of fuel. Furthermore, we have downside risk on our hedging portfolio, with potential losses or collateral requests if prices decrease considerably. There is no assurance that we will be able to secure new fuel derivative contracts on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra low-cost, low-fare business model.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $279.3 million and U.S. $63.4 million, respectively, in 2020, and have future operating lease obligations aggregating approximately U.S. $2.2 billion over the next 13 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG (IAE) and Pratt & Whitney (P&W), respectively, for delivery over the next eight years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancún airports. Routes through Mexico City, Tijuana, Guadalajara and Cancún make up a large portion of the balance of our routes. The Mexico City Airport has been declared saturated and we cannot guarantee that in the future we may obtain additional slots in Mexico City. While we were permitted to use additional slots as a result of decreased operations by certain of our competitors facing financial difficulties during the pandemic, we will not be granted historical priority of the slots unless certain conditions are met, including the termination of a waiver of the minimum usage requirement which is currently in place. As such, we can offer no assurance that we will be permitted to continue to use these slots in the future. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. In addition, conditions affecting services at these airports or our slots, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2020, the average age of our 86 aircraft in service was approximately 5.3 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 13.21 block hours in 2018, 12.94 block hours in 2019 and 11.30 block hours in 2020. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central American countries in which we operate.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In December 2010, Mexico’s and in February 2021, Costa Rica’s, IASA ratings were upgraded back to Category 1 from Category 2, six and 21 months, respectively, after they had been downgraded due to alleged deficiencies in Mexican and Costa Rican air safety standards. We cannot assure you that the governments of Mexico and Costa Rica, and the AFAC and General Direction of Civil Aviation (“Dirección General de Aviación Civil”) of Costa Rica in particular, or the aviation authorities in the Central American countries in which we operate, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Mexico’s, Costa Rica’s or the Central American countries in which we operate’s IASA ratings were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

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

Our results of operations may be affected by actions taken by the Mexican airports’ concessionaires, governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

•	termination of our airport use agreements, some of which can be terminated by the other party or airport authorities with little notice to us;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	allocation of slots;

•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;

•	strikes and other similar disruptions affecting airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact customer service standards, including security and health standards and termination of licenses or concessions to operate airports; and

•	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on a number of single suppliers for our fuel, aircraft and engines.

We purchase fuel from Aeropuertos y Servicios Auxiliares, or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires on May 31, 2021 and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with more advantageous terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers at all the airports in Mexico where we operate. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

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

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircrafts should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320 NEO operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321 NEO aircraft. We cannot assure you when such problems will be resolved by P&W.

Cyber-attacks or other cyber-incidents involving network or information technology security, including breaches in data privacy, could have an adverse effect on our business.

Cyber-attacks or other cyber-incidents involving network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. Cyber-attacks, which include malware, computer viruses, phishing, denial of service and other means of disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years. We take preventive response and virus recovery actions to reduce the risk of cyber incidents and protect our information technology and networks, but there is always a risk that we may suffer a major cyber-attack that we are unable to repel. The costs associated with a major cyber-attack on us could increase our expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

In response to these threats there has been heightened legislative and regulatory focus on data privacy and cybersecurity around the globe, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. Mexico’s Federal Personal Data Protection Law (LFPDP), the European Union’s General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA) came into effect in July 2011, May 2018 and January 2020, respectively. LFPDP, GDPR and the CCPA impose data privacy and security requirements, imposing significant costs on us and carrying substantial penalties for non-compliance. Similar regulations may be enacted by other countries and states in the future, including in Central America.

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

Our business is labor intensive, with labor costs representing approximately 12%, 12% and 14% of our total operating costs for the fiscal years 2018, 2019 and 2020, respectively. As of December 31, 2020, approximately 76% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our collective bargaining agreements were ratified by the STIAS union in January 2021. In March 2021, the Mexican Ministry of Labor and Social Welfare granted a certification of ratification of our collective bargaining agreements to the STIAS union. Our current agreements with this union will expire in February 2022 with respect to salaries and February 2023 with respect to benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Volaris is a holding company that conducts its operations through a series of operating subsidiaries. We support these operating subsidiaries with technical and administrative services through various other subsidiaries of Volaris. All of the assets we use to perform administrative and technical services and to operate the concessions and authorizations are held at the subsidiary level. As a result, Volaris does not have any material assets other than the shares of its subsidiaries and its trademarks. Dividends or payments that Volaris may be required to make will be subject to the availability of cash provided by its subsidiaries. Transfers of cash from Volaris’ subsidiaries to Volaris may be further limited by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against Volaris, the enforcement of any related judgment would be limited to the available assets of Volaris, rather than the assets of Volaris and its combined subsidiaries.

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

The main impact of IFRS 15 on us is the timing of recognition of certain air travel-related ancillary services. Under the new standard, certain ancillary services are recognized when we satisfy our performance obligations, which is typically when the air transportation service is rendered (at the time of the flight). In addition, these ancillary services do not constitute separate performance obligations or represent administrative tasks that do not represent a different promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Therefore, the classification of certain ancillary fees in our statement of operations changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2016 and 2017 for comparability purposes. See notes 1d) and 1x) to our Audited Consolidated Financial Statements for more details.

In addition, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the adoption effect on our statement of financial position as of January 1, 2017. This led to approximately Ps. 23.5 billion of right-of-use assets and Ps. 32.7 billion in lease liabilities as of such date.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;

•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;

•	industry conditions or trends;

•	availability of routes and airport space;

•	the introduction of new services by us or by our competitors;

•	real or perceived health and safety standards in air travel and related services;

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual or anticipated results and analyst and investor expectations;

•	announcements by us or others and developments affecting our business;

•	changes in technology affecting our aircraft;

•	announcements, results or actions taken by our competitors;

•	investors’ perceptions of our company or the services we provide;

•	changes in financial or economic estimates by securities analysts;

•	our announcement of significant transactions or capital commitments;

•	currency devaluations and imposition of capital controls;

•	additions or departures of key management;

•	future sales of the ADSs and Series A shares;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	accidents, health concerns, pandemics, and other events affecting airline operations;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	changes in the price of fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or

•	sales of our common stock or other actions by investors with significant shareholdings.

Many of these factors are beyond our control. Broad market and industry factors could materially and adversely affect the market price of the ADSs and Series A shares, regardless of our actual operating performance.

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

These provisions could substantially impede the ability of a third party to control us, and be detrimental to shareholders desiring to benefit from any change of control premium paid on the sale of the company in connection with a tender offer. See Item 10: “Additional Information—Memorandum and Articles of Association—Overview—Change of Control Provisions” and “Additional Information—Memorandum and Articles of Association—Overview—Voting Rights.”

Substantial sales of the ADSs or Series A shares could cause the price of the ADSs or Series A shares to decrease.

We may finance future corporate needs and expenditures by using shares of Series A common stock, to be evidenced by Series A shares, CPOs or ADSs. Any such issuances of such shares could result in a dilution of your ownership stake or a decrease in the market price of the ADSs or the Series A shares. In addition, our principal shareholders are entitled to rights with respect to registration of their shares under the Securities Act, pursuant to the registration rights agreement we have on file with the SEC. Please see Item 7: “Major Shareholders and related Party Transactions—Major Shareholders.” For example, on December 11, 2020 we completed a primary follow-on equity offering in which we offered 134,000,000 CPOs, in the form of ADSs, at a price to the public of U.S. $11.25 per ADS in the United States and other countries outside of Mexico, pursuant to our shelf registration statement filed with the SEC. In connection with that offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs, for a total offering of 154,100,000 CPOs in the form of ADSs. The securities issued pursuant to the offering are eligible for trading in the public market, which may have an adverse effect on the market price of our Series A shares and ADSs.

Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases CPOs underlying Series A shares, at all times.

Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share. Non-Mexican investors in the ADSs may not directly hold the underlying Series A shares, but may hold them only indirectly through CPOs issued and released by a Mexican bank as trustee under the CPO trust or ADSs evidencing CPOs. Upon expiration of the 50-year term of our CPO trust agreement, the underlying Series A shares must be placed in a new trust similar to the current CPO trust for non-Mexican investors to hold an economic interest (but no voting rights) in such Series A shares, or be sold to third parties or be delivered to non-Mexican holders to the extent then permitted by applicable law (not currently permitted).

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

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) for the issuance up to 90% of our outstanding capital stock in CPOs. Since non-Mexican investors are required to invest in CPOs in order to hold a financial interest in our capital stock, if this 90% threshold were to be met, we would be unable to obtain additional capital contributions from non-Mexican investors.

Holders of the ADSs and CPOs have no voting rights.

Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares. Mexican investors determine the outcome of substantially all shareholder matters, subject to the rights of the holders of Series B shares that are required to vote affirmatively to approve certain limited matters. For a more complete description of the circumstances under which holders of our securities may vote, see Item 10: “Additional Information—Memorandum and Articles of Association—Overview.”

Preemptive rights may be unavailable to non-Mexican holders of the ADSs and CPOs and, as a result, such holders may suffer dilution.

Except in certain limited circumstances, under Mexican law, if we issue new shares of common stock for cash as part of a capital increase, we must grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs and CPOs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act and take certain corporate steps, including the publication of a preemptive rights notice in Mexico. Similar restrictions may apply to holders of ADSs and CPOs in other jurisdictions. We cannot assure you that we will file a registration statement with the SEC, or any other regulatory authority, to allow holders of ADSs and CPOs in the United States, or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales by the depositary of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.

In addition, additional CPOs may be released only if the CPO deed permits the release of a number of CPOs sufficient to represent the shares to be issued to and held by the CPO trustee upon the exercise of preemptive rights. Because non-Mexican holders of ADSs and CPOs are not entitled to acquire direct ownership of the underlying Series A shares in respect of such ADSs and CPOs, they may not be able to exercise their preemptive rights if the CPO deed will not permit additional CPOs to be delivered in an amount sufficient to represent the shares of common stock to be issued as a result of the exercise of preemptive rights on behalf of non-Mexican ADS or CPO holders, unless the CPO deed is modified, or a new CPO deed is entered into, which permits delivery of the number of CPOs necessary to represent the shares to be subscribed and paid as a result of the exercise of such preemptive rights. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of ADSs and CPOs to exercise preemptive rights, if and when applicable, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuance and delivery of CPOs. As a result of the limitations described above, if we issue additional shares in the future in connection with circumstances giving rise to preemptive rights, the equity interests of holders of ADSs and CPOs may be diluted. See Item 10: “Additional Information—Memorandum and Articles of Association—Preemptive Rights.”

We do not intend to pay cash dividends for the foreseeable future, and our revolving line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, will require the approval of our general shareholders meeting, may only be paid if losses for prior fiscal years have been paid and if shareholders have approved the net income from which the dividends are paid and legal reserves have been created to the required levels, and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

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

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors (i.e., the duty of care and the duty of loyalty, the only duties recognized under Mexican law) have been in existence for a relatively short period and are not as developed as securities laws in other jurisdictions, it is complex for minority shareholders to bring an action against directors for breach of these duties, as would be permitted in some other foreign jurisdictions. Also, such actions may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company and not the initiating shareholder). The grounds for shareholder derivative actions under Mexican law are limited. Even though applicable law has been modified to so permit, and procedures for class action lawsuits have been adopted in Mexico, there is very limited experience with regards to class action lawsuits and how procedures for such suits are followed in Mexico. Therefore, it will be much more difficult for minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

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

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on NYSE and the Mexican Stock Exchange. The Company raised Ps. 2.68 billion (approximately U.S. $207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of Ps. 15.51 per share (U.S. $1.20 dollars) or U.S. $12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

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

On December 11, 2020, pursuant to our shelf registration statement on Form F-3 and the pre-effective Amendment No. 1 to Form F-3 filed with the SEC, we sold 134,000,000 CPOs in the form of ADSs at a price to the public of U.S. $11.25 per ADS in the United States and other countries outside of Mexico. In connection with that offering, the underwriters also exercised their option in full to purchase 20,100,000 additional CPOs in the form of ADSs, for a total offering of 154,100,000 CPOs in the form of ADSs.

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

Since we began operations in 2006, we have increased our routes from five to more than 170 and grown our cost-efficient Airbus A320 family aircraft from four to 86 as of December 31, 2020. We currently operate up to 410 daily flight segments on routes that connect 43 cities in Mexico as well as 22 cities in the United States and three in Central America. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancún, Guadalajara, Mexico City, Monterrey and Tijuana. The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016. We seek to replicate our ultra-low-cost model in Central America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ultra-low-cost carrier Frontier, which started operations on August 23, 2018. We expect this agreement, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 22 destinations in the U.S. and 43 in Mexico, of which 26 coincide with Frontier destinations in both countries. We believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are one of the lowest unit cost operators worldwide, based on CASM. In 2020, our CASM was Ps. 141.3 cents (U.S. $6.6 cents), compared to an average non-stage-length adjusted CASM of U.S. $16.37 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, Frontier, Spirit, American, Delta, JetBlue, Southwest Airlines and United, which had an average non-stage-length adjusted CASM of U.S. $14.75 cents in 2020. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional sharklet technology equipped Airbus A320 aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that further reductions to our CASM will allow us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico.

During 2020, our average base fare was Ps. 875 (U.S. $57.00) and we regularly offer promotional base fares of down to Ps. 299 (U.S. $44.99). Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-ticket and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2020, our average load factor was 79.9%, compared to an average load factor of 76.6% for the other Latin American publicly traded airlines and 57.2% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-ticket and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a high-quality flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 87.9% on-time performance rate in 2020. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2018, 2019 and 2020, we incurred capital expenditures of Ps. 2.8 billion, Ps. 3.6 billion and Ps. 3.5 billion, respectively, which include acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

On April 23, 2021, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación) amending provisions of the Federal Labor Act; the Social Security Act, the National Workers Housing Fund Institute Act; the Federal Tax Code; the Income Tax Act; and the Value Added Tax Act, among others, regarding labor subcontracting in Mexico. We are currently analyzing the impact of these reforms to determine the actions we must take, if any, in order to comply with the new regulations.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 4.5% in 2021 and 2.7% in 2022 according to the central scenario of the Mexican Central Bank. These estimates are only slightly below the expected growth of American GDP for 2021 of between 5.0% and 7.3% and are in line with the expected growth of American GDP for 2022 of between 2.5% and 4.4%, according to the Federal Reserve. This projected GDP growth is expected to result in the continuing growth trend of middle-income homes, having already grown from 12.0 million in 2000 to 15.2 million in 2010, according to information derived from the Mexican Association of Market Research and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, A.C.) and the INEGI. As of 2015, according to the INEGI intercensal survey, approximately 33.3% of the Mexican population was under 18 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 22.4% of the population is currently under 18 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that as of 2019, there are, on average 0.6 annual trips per capita, whereas in Mexico the number is roughly a portion of that.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2019 (the latest year for which date is available as of the date of this annual report), bus companies transported over 3.07 billion passengers in Mexico, of which approximately 82.9 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

Boeing estimates that passenger traffic growth for Latin America and the Caribbean will average 5.1% per year for the next 20 years. The fastest growth is expected to occur within intra-regional flows, supported by the continued growth of low-cost carrier networks. Continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us, Interjet and VivaAerobús, and the exit of eight carriers. Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than in developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico. This dramatic capacity reduction and its low-fare strategy allowed Volaris to increase load factor to 79.9% in 2020.

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

Domestic passenger volumes have grown in Mexico by a CAGR of 0.2% and international volumes have decreased by a CAGR of (2.3)% from 2007 to 2020 according to the AFAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2007 to 2020:

Passenger Volumes	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
(millions of segment passengers)
International	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.5	45.0	47.6	48.8	20.1
% growth (decreased)	(0.5)%	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	7.9%	11.1%	5.8%	2.4%	(58.8)%
Domestic	27.4	27.6	24.4	24.5	25.6	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7	28.3
% growth (decreased)	23.6%	0.9%	(11.6)%	0.3%	3.9%	10.2%	8.6%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%
Total	54.6	55.5	48.6	50.3	52.4	56.7	61.5	66.6	74.8	82.4	90.4	97.3	102.5	48.4
% growth (decreased)	10.3%	1.8%	(12.4)%	3.5%	4.0%	8.3%	8.3%	8.3%	12.3%	10.2%	9.6%	7.7%	5.3%	(52.8)%

Source: AFAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Mexican-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 72% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2019; including Los Angeles (Los Angeles County, 4.9 million), Houston (Harris County, 2.0 million), Miami (Miami-Dade County, 1.9 million), Phoenix (Maricopa County, 1.4 million), Chicago (Cook County, 1.3 million); Ontario, California (Riverside County, 1.2 million) and Dallas (Dallas County, 1.0 million), according to PEW Research Hispanic Center based on U.S. Census Bureau data. In recent years, we have also been growing our operations in Central America.

In 2020, the Mexican low-cost and ULCCs (Interjet, VivaAerobus and Volaris) together maintained 71.5% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1) Domestic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Volaris(2)	7.94%	12.16%	12.82%	14.79%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.40%	28.31%	31.23%	38.34%
Grupo Aeroméxico	28.58%	28.01%	32.28%	36.20%	40.17%	37.78%	35.77%	36.04%	33.74%	31.13%	28.98%	27.59%	24.21%	25.31%
Grupo Mexicana(3)	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—	—	—	—	—
Interjet(4)	7.04%	10.83%	12.71%	16.35%	24.78%	23.83%	24.37%	23.69%	24.53%	21.62%	21.18%	20.48%	19.69%	8.75%
Viva Aerobus(5)	4.44%	4.83%	5.83%	8.85%	11.49%	12.49%	12.19%	11.81%	11.70%	14.26%	16.87%	18.35%	20.12%	24.41%

Source: AFAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.

(2)	Began operations in March 2006.

(3)	Ceased operations in August 2010.

(4)	Began operations in December 2005.

(5)	Began operations in November 2006.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1) International	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Volaris(2)	—	—	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%
Grupo Aeroméxico	34.05%	31.73%	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%
Grupo Mexicana(3)	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—	—	—
Interjet(4)	0.10%	0.28%	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%
Viva Aerobus(5)	—	0.85%	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%

Source: AFAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.

(2)	Began operations in March 2006.

(3)	Ceased operation in August 2010.

(4)	Began operations in December 2005.

(5)	Began operations in November 2006

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta. As of December 31, 2020, we were the fourth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share substantially due to the Grupo Mexicana reorganization and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 22% from 2006 to 2020, with approximately 0.9 million booked passengers in 2006 and 14.7 million booked passengers in 2020.

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

Lowest Cost Structure. We believe that in 2020 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps. 141.30 cents (U.S. $6.60 cents), compared to Avianca at U.S. $26.11 cents, Azul at U.S. $10.75 cents, Copa at U.S. $17.29 cents, Gol at U.S. $8.78 cents, Grupo Aeroméxico at U.S. $17.98 cents and LATAM at U.S. $17.33 cents. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $14.33 cents, American at U.S. $19.39 cents, Delta at U.S. $22.01 cents, Jet Blue at U.S. $14.29 cents, Southwest Airlines at U.S. $12.44 cents, Frontier at U.S. $9.53 cents, Spirit at U.S. $8.36 cents and United at U.S. $17.68 cents in 2020, according to publicly available financial information. We achieve our low operating costs in large part due to:

•	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is the youngest fleet in Mexico, with an average aircraft age of 5.3 years as of December 31, 2020.

•	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 11.3 block hours per day in 2020.

•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 80.3% of our tickets through these channels. We do not use global distribution system, or GDS.

•	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-ticket revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “Tú Decides” (“You Decide”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S. $33.00 in 2020 by, among other things:

•	charging for excess baggage;

•	utilizing our excess aircraft belly space to transport cargo;

•	passing through all distribution-related expenses;

•	charging for advance seat selection, extra legroom, and carriage of sports equipment;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our ultra-low-fare subscription service, V-Club;

•	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and

•	selling onboard advertising.

Core Focus on VFR, Cost-conscious Business People and Leisure Travelers in High Growth Markets. We primarily target VFR, cost-conscious business people and leisure travelers in Mexico and the United States. We believe this demographic represents the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking.

We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps. 299 (U.S. $44.99) or. Ps. 249 (U.S. $39.99) for Vclub members. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 64,000 points of payment throughout Mexico, the United States, Guatemala, El Salvador and Costa Rica that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year, and built a leading market share in several of our markets. As of December 31, 2020, we had more than 50% passenger market share in 111 of our 178 routes. As of December 31, 2020 we faced no competition from any other carrier on 25% of our domestic seat capacity. In 2020, 33.9% of our passenger revenues derived from our U.S. routes and 27% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2020, we achieved an average passenger load factor of 79.9% and an average aircraft utilization rate of 11.3 block hours per day with a standard turnaround time between flights of approximately 65 minutes. For our fleet type, our average aircraft utilization rate of 9.3 flight hours per day was among the highest worldwide and was 53% higher than the industry average of 5.13 flight hours per day for all Airbus A319 aircraft, 61% higher than the 5.89 flight hours per day for all Airbus A320 aircraft and 33% higher than the 6.18 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2020 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 87.9% on-time performance rate, 94.6% flight completion rate and a mishandled baggage rate of only 0.64 bags per 1,000 passengers in 2020.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2020, we had approximately 4.38 million fans on Facebook and 1.9 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property (“IMPI”) for the “Volaris” brand.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2020, we had a balance of Ps. 10.1 billion in unrestricted cash and cash equivalents, representing 46% of our last twelve months operating revenues. As of December 31, 2020, our cash and cash equivalents were approximately Ps. 10.1 billion. Additionally, at December 31, 2020, our credit lines totaled Ps. 9.3 billion, of which Ps. 6.9 billion were related to financial debt and Ps. 2.4 billion were related to letters of credit (and of which Ps. 1.7 billion were undisbursed).

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

Grow Non-ticket Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-ticket revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called V-Club which had approximately 395,940 members as of December 31, 2020. The number of V-Club members decreased by 32% in 2020 compared to 2019, mainly due to the impact of the COVID-19 pandemic. However, we are working to strengthen our customer programs and recover members in 2021. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-ticket revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 98 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next eight years, including 58 of the next generation Airbus A320 NEO and 40 of the next generation Airbus A321 NEO, the delivery of which commenced in 2016 and 2018, respectively. We have obtained committed financing for the pre-delivery payments for the deliveries through 2022. During 2020, we incorporated seven A320 NEO into our fleet. In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022.

Our fleet reached 86 aircraft as of the date of this annual report. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

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

For example, in 2020, we added 13 new routes, including five domestic routes (Ciudad del Carmen, Campeche to Mexico City, Mexico City to Campeche, Campeche; Mexico City to Torreón, Coahuila, Mexico City to Villahermosa, Tabasco and Cancún, Quintana Roo to Oaxaca, Oaxaca) and eight international routes (Bajío, Guanajuato to Chicago O´Hare, Illinois; Mexico City to Dallas, Texas; Mexico City to Houston, Texas; Mexico City to Fresno, California; Mexico City to Ontario, California; Mexico City to San José, California; Mexico City to Sacramento, California; and Morelia, Michoacán to Chicago O´Hare, Illinois). As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 71 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 143 routes internationally that have stage lengths of at least 410 miles.

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

Therefore, the classification of certain ancillary fees in our statement of operations, such as advanced seat selection, fees charged for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15, since they are part of the single performance obligation of providing passenger transportation. We have recasted our financial statements as of January 1, 2017 and 2018 for comparability purposes. See note 1d to our Audited Consolidated Financial Statements for more details.

Passenger Revenues

Passenger revenues accounted for approximately Ps. 21.5 billion or 97% of our total operating revenues in 2020. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

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

We generate fees from our subscription service V-Club by charging an individual annual membership of U.S. $24.99 or a group annual membership of U.S. $84.99. V-Club subscriptions accounted for approximately 0.7% of our other passenger revenues in 2020.

Members of the V-Club have exclusive access to the lowest fares and promotions through our website and mobile app. We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for approximately 2.31% of our non-ticket revenues as of December 31, 2020. As of December 31, 2020, we had approximately 395,940 V-Club members and 294,000 affinity credit card holders.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2020, we derived approximately Ps. 0.7 billion, or 3.0% of our total operating revenues from these sources.

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

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $2.49 to U.S. $20.99, U.S. $12.99 to U.S. $39.99, U.S. $70.00 to U.S. $140.00, U.S. $95.00 to U.S. $105.00 and U.S. $75.00 to U.S. $100.00, respectively and we generate such fees in Mexico, the United States and Central America. We also make available trip insurance commercialized by third parties through our website.

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

Route Network

We currently serve 68 cities throughout Mexico, the United States and Central America and operate up to 419 daily segments on routes that connect 43 cities in Mexico, including highly demanded destinations such as Cancún, Guadalajara, Mexico City, Monterrey and Tijuana, and 25 cities in the United States and Central America, including: Albuquerque, Charlotte, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Jose (California), Seattle, Washington D.C. San Jose (Costa Rica), Guatemala City (Guatemala) and San Salvador (El Salvador). Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.

As part of our point-to-point strategy and route network, we generally offer direct flights between cities with high traffic volumes. We believe this model of scheduling allows us to more frequently serve a greater number of cities and to generate higher load factors, enabling us to increase aircraft utilization and providing us with greater flexibility in our scheduling options.

We schedule flights timed to arrive at each destination and depart a short time later in order to minimize turnaround times. Many of our evening flights are intended to provide red-eye travel for the longer routes we cover and to appeal to customers who want to save on lodging expenses. Our day flights allow us to maximize our fleet utilization and utilize the employees at our airports efficiently.

The map below sets forth the destinations we currently serve.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our mobile app, our call center, airports and third parties such as travel agents. We use our website as the primary platform for ticket sales. After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2020 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2020	Fee in pesos(1)
Website and mobile app	73.8%	0
Call center	5.0%	248
Third-party travel agents	13.8%	169
Airport counters	1.0%	0
V-Club	6.5%	0

Source: Volaris

(1)	Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available. Approximately 98.13% of our sales are paid by credit and debit card and 1.87% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, Guatemala, El Salvador, and Costa Rica to provide our customers with the possibility to pay in cash for their tickets at over 64,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2020, we expensed an aggregate of Ps. 420 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link, S.A. de C.V., or One Link, to outsource our call center. Pursuant to this agreement, One Link receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability. As with our online bookings, purchases through our call center can be paid for at the time of booking by credit or debit card, or within 24 hours in cash at one of our points of payment. The agreement with One Link expires in August 2025.

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

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google, Instagram and YouTube. As of December 31, 2020, we had approximately 4.8 million fans on Facebook and 1.9 million followers on Twitter, which we primarily use for marketing and promotion.

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

We have a membership-based ultra-low-fare subscription service called V-Club which had approximately 395,940 members as of December 31, 2020. The V-Club is an annual subscription-based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities. The number of V-Club members decreased by 32% in 2020 compared to 2019, mainly due to the impact of the COVID-19 pandemic. However, we are working to strengthen our customer programs and recover members in 2021.

The Volaris affinity credit card, Volaris INVEX, provides holders with cash back on Volaris-related purchases and grants priority boarding, additional baggage, allowances, deferred payment on purchases with no interest, a 15% discount on the purchase of on-board menu items, access to the “Elite” and Visa lounges at the Mexico City Airport.  We receive a fee from all purchases made with the card. In March 2015, we launched the Volaris INVEX 2.0 credit card with additional benefits, such as an individual V-Club and Priority Pass membership. In October 2017, we launched the Volaris INVEX 0 credit card, which has no annual fee.

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

Our base fare (“basic”) only includes one personal item, and the possibility of adding luggage and other services with a charge. Additions can be made directly by choosing other types of fares (“classic”, “plus”) or adding a-la-carte services. Our fares are non-refundable and passengers changing their travel plans on our flights are subject to change fees. In addition to our base fare, customers can choose a variety of additional products and services to customize their travel experience. These include options like pre-selecting a higher baggage allowance or preferred seating, as well as purchasing food, beverages and other products on board. Additional products and services can be purchased at different points in time, including at the time of purchase, before the flight and at the airport. We increase the prices of these products and services the closer the customer purchases them to the departure date.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2020, we conducted Net Promoter Score (NPS) surveys during the first and fourth quarters with an average of 20,843 monthly responses; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2018, 2019 and 2020:

	2018	2019	2020
On-time performance(1)	82.3%	79.2%	87.9%
Completion factor(2)	99.4%	97.6%	94.6%
Mishandled baggage(3)	0.7%	1.0%	0.6%

Source: Volaris

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).

(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2020, our CASM was Ps. 141.30 cents (U.S. $6.60 cents), compared to an average CASM of U.S. $16.37 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, Frontier, Spirit, American, Delta, JetBlue, Southwest Airlines and United, which had an average CASM of U.S. $14.75 cents in 2020.

Our principal competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico and many U.S.-based carriers, including Alaska Air, American, Delta and United. In the Mexico — Central America market our principal competitors are Grupo Aeroméxico and Avianca, while in the Central America — U.S. market our principal competitors are Avianca and Delta.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 86 aircraft as of December 31, 2020.

As of December 31, 2020, we flew only Airbus A319, A320 and A321 aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022.

As of December 31, 2020, our fleet of 86 Airbus narrow-body aircraft consisted of six Airbus A319s (including one owned), 64 A320s (24 of them are NEO) and 16 A321s (six of them are NEO). We have a young fleet with the average age of our fleet being 5.3 years as of December 31, 2020, as compared to an average of 8.3 years for the other Mexican airlines according to the AFAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate 144 passengers, our Airbus A320s accommodate 180 or 186 passengers and our Airbus A321s accommodate 220 or 230 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 18 spare engines (all of them leased) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2020:

Fleet additions (Returns)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)
A320	—	—	2	—	—	8	7	7	8	4	8	5	6	3	6
A321	—	—	—	—	—	—	—	—	—	2	8	—	4	2	--
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71	77	82	86

The following table shows the development of our fleet from 2021 to 2024 pursuant to our current contracts:

Fleet additions (Returns)	2021E	2022E	2023E	2024E
A319	(2)	(1)	—	(2)
A320	3	1	(7)	6
A321	1	5	(1)	3
Total fleet	88	93	85	92

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

As of December 31, 2020, we had 85 aircraft leased pursuant to long-term lease agreements for an average term of 11.6 years each. The operating leases for these aircraft expire between 2021 and 2033. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

As of December 31, 2020, the purchase agreement with Airbus requires us to accept delivery of 96 Airbus A320 family aircraft in the next eight years (from January 2021 to October 2028). The agreement provides for the addition of 96 A320 NEOs to our fleet as follows: four in 2021, twelve in 2022, three in 2023, 13 in 2024, 15 in 2025, 25 in 2026, 11 in 2027 and 13 in 2028. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026. The new order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. In July 2020, we amended the agreement with Airbus to reschedule 80 aircraft deliveries between 2023 and 2028. In October 2020, we amended the previous agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022.

We have six scheduled A319 aircraft returns in the next five years: two in 2021, one in 2022, two in 2024 and one in 2025. Additionally, we have 30 A320 aircraft returns in the next five years: eight in 2022, nine in 2023, three in 2024 and ten in 2025. We also have three A321 aircraft in the next five years, two in 2023 and one in 2024. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 38%, 38% and 26% (including non-derivative financial instruments) of our total operating costs in 2018, 2019 and 2020, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. In the United States we have entered into fuel supply agreements with suppliers such as WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which these suppliers or their affiliates sell fuel to us at various airports as specified in the agreements. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Sustainability

Since 2019, we have made efforts to integrate our sustainability strategy, the Corporate Sustainability Program, into our business practices. The program is comprised of three main focus areas, The Economic and Corporate Governance Focus, the Planet Care Focus and the People Care Focus, aimed at allowing the efforts of the business to be directed towards sustainable future growth while simultaneously creating value for our stakeholders.

Our Economic and Corporate Governance Focus encompasses policies aimed at cost-reduction, the optimization of resources, and maintenance of operational efficiency and reliability. Through this Focus, we also aim to influence the creation of public policies, manage our corporate reputation and develop clear communication channels with our stakeholders. Our business values ethics and legality, and thus this Focus also includes our anti-corruption and anti-bribery practices, as well as risk and crisis management, as we aim to ensure the protection of information and transparency in all our processes.

The Care of the Planet Focus defines our comprehensive environmental protection policy, called #CielitoLimpio, through which we aim to achieve aviation’s commitments to protecting the planet and reducing polluting emissions.  The policy includes the following initiatives:  1) Efficient use of fuel through the acquisition of a young fleet and continued investment in the best technology as well as an array of additional fuel saving techniques; and 2) A CO2 emissions compensation program, through which our clients have the option of offsetting part of the carbon footprint of their trips. Through these voluntary offsets, we have acquired certified carbon bonds from the Mexican Carbon Platform.

Our environmental initiatives are not limited to flight operation-related emissions. We also have programs to reduce paper and electricity consumption, and are involved in efforts to promote biodiversity, including through reforestation practices.  We comply with all current environmental regulations, including those related to our reporting on our polluting emissions and the proper management of hazardous waste. For our work in this area, we have received environmental accreditation certificates such as the ISO 14001 and 9001.

The People Care Focus aims to strengthen our commitment to people, the fundamental center of the management of a sustainable business.  This includes our employees, clients and the communities in which we operate.

Our labor practices are designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of:  (i) Our vision:  transcending by creating and materializing the best travel experiences, (ii) Our mission:  with the best people and at low cost we enable more people to travel ... Well!, (iii) Our behaviors:  credibility, respect, impartiality, camaraderie and pride and (iv) Our pillars:  safety, customer service and sustained profitability.

We seek to attract, develop, and retain the talent of competent and professional people, the driving desire behind our competitive benefit plan that exceeds the legal requirements.  We are also committed to maintaining the occupational safety and health of our employees.  To that end, we have a series of initiatives that aim to allow our employees to work in an environment free of violence, that foster the conditions necessary for equal opportunities, and that provide constant training to assure the sustained well-being of our employees.

Our corporate volunteer program #VoluntariosVolaris aims to promote a culture of volunteering and a sense of belonging at the Company among our employees.

Relations with the communities in which we operate are integral to our Caring for People Focus. We seek to generate value for society through two programs:  1) Volaris Aid Aircraft and 2) Human Rights Protection Program.

The Volaris Aid Aircraft program aims to help those in vulnerable situations, such as medical emergencies and emergencies due to natural disasters, through strategic alliances.  We transport rescue and medical personnel, volunteers, patients, humanitarian aid, organs and tissues for transplant purposes, and others where needed through this program.

Through the Human Rights Protection program and strategic alliances, we have promoted the protection of the rights of young girls and boys who travel with Volaris.  With this program we seek to implement protocols, in collaboration with the ECPAT (End Child Prostitution and Trafficking) Code and with the Mexican National Institute of Migration, to protect minors who travel on our aircraft from potential human trafficking and commercial sexual exploitation in the context of travel and tourism.

The final, fundamental pillar of the People Care Focus is the well-being and protection of the rights and health of our clients. At Volaris, we have the responsibility to protect the lives of our clients, so their safety, biosecurity, and well-being is an absolute priority for us.  Consequently, we strictly comply with the highest safety standards as well as domestic and international regulations. Furthermore, we employ a comprehensive biosecurity protocol.

In 2020, these efforts culminated in membership in the S&P Dow Jones Sustainability Index. We are one of only five airlines in the world included in this index. We are also the only airline included in the MILA Pacific Alliance Index.

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity Interest
Name	Principal Activities	Country	2020
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100.00%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100.00%

•	Trust for the issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount of Ps. 1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps. 3.0 billion.

			% Equity Interest
Name	Principal Activities	Country	2020
CIBanco, S.A., Trust CIB/3249	Issuance of asset backed securities	Mexico	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity Interest
Name	Principal Activities	Country	2020
Irrevocable Administrative Trust number F/307750	Share administration trust	Mexico	100.00%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100.00%
Irrevocable Administrative Trust number CIB/3081	Share administration trust	Mexico	100.00%

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

During 2017, the key employees participating in the management incentive plan exercised 120,000 Series A shares. As a result, the key employees paid Ps. 0.6 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2018, the key employees participating in the management incentive plan exercised 2,003,876 Series A shares. As a result, the key employees paid Ps. 10.7 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2019, the key employees participating in the management incentive plan exercised 2,780,000 Series A shares. As a result, the key employees paid Ps. 14.8 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2020, the key employees participating in the management incentive plan did not exercise any Series A shares. As a result, the key employees did not pay any amounts to the Management Trust corresponding to any shares exercised.

See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Retention Plans—Management Incentive Plan.”

As of December 31, 2020, 2019 and 2018, 7,653,981, 7,653,981 and 10,433,981 share options pending to be exercised were considered as treasury shares, respectively.

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

In November 2020, 2019 and 2018, our board of directors authorized extensions to this plan. The total costs of the plan extensions approved were Ps. 92.1 million, Ps. 86.8 million, Ps. 64.0 million, respectively, to be used to purchase our shares. See Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-term Retention Plans—Long-term Incentive Plan.”

During the years ended December 31, 2019 and 2020, certain of these key employees left the Company. Therefore, the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares.

Board of Directors Incentive Plan (BoDIP)

In April 2018, 2019 and 2020, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BoDIP”). The BoDIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banco Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transfering to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2020 was 5,233,693, of which 3,161,349 shares were priced at Ps. 9.74; 968,706 shares were priced at Ps. 16.80; 977,105 shares were priced at Ps. 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2020, there were no exercises under the BoDIP.

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

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. Approximately 58% of our total operating revenues were derived from passenger fares in 2020. Passenger revenues are based upon our capacity, load factor and the average ticket revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs.  The average ticket revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel. Approximately 3% of our total operating revenues were derived from other passenger revenues in 2020.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2020, we derived approximately Ps. 0.7 billion, or 3% of our total operating revenues from these sources.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2018	2019	2020
	Adjusted(1)
Operating revenues:
Passenger revenues:
Fare revenues	68%	67%	58%
Other passenger revenues	29%	30%	39%
Non-passenger revenues:
Other non-passenger revenues	3%	3%	4%
Cargo	0%	0%	1%
Non-derivative financial instruments:	0%	0%	(2)%
Total operating revenues	100%	100%	100%
Other operating income	(2)%	(1)%	(3)%
Fuel expense, net	37%	33%	30%
Landing, take-off and navigation expenses	17%	15%	18%
Depreciation of right of use assets	15%	14%	23%
Salaries and benefits	11%	10%	16%
Maintenance expenses	5%	4%	5%
Sales, marketing and distribution expenses	5%	4%	8%
Aircraft and engine variable lease expenses	4%	3%	8%
Other operating expenses	4%	3%	5%
Depreciation and amortization	2%	2%	4%
Total operating expenses, net	98%	87%	115%
Operating income	2%	13%	(15)%
Finance income	1%	1%	0%
Finance cost	(7)%	(7)%	(14)%
Exchange gain, net	0%	4%	2%
Income (loss) before income tax	(5)%	11%	(26)%
Income tax (expense) benefit	1%	(3)%	6%
Net income (loss)	(3)%	8%	(19)%

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Revenues from our international operations represented 32%, 29% and 27% of our total revenues in 2018, 2019 and 2020, respectively, and revenues from our domestic operations represented 68%, 71% and 73% of our total revenues in 2018, 2019 and 2020, respectively.

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

We also classify as other passenger revenue “V-Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V-Club members.

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

Our tickets are non-refundable. However, if we cancel a flight for causes attributable to us, including as a result of the COVID-19 pandemic, then the passenger is entitled to either reschedule their flight at no cost or receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed and the associated flight occurs, or the voucher expires. When vouchers issued exceed the original amount paid by the passenger, the excess is recorded as a decrease of operating revenues. All of our revenues related to future services are rendered through a period of approximately 12 months.

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

With respect to this line item, IFRS 16 was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency (which is the Mexican Peso) the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the effect on our statement of financial position as of January 1, 2017. This led to approximately Ps. 23.5 billion of right-of-use assets and Ps. 32.7 billion as lease liabilities as of January 1, 2017. Our financial results as of and for the years ended December 31, 2017 and 2018 as presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 have been adjusted in our Audited Consolidated Financial Statements presented in this annual report to take into account this application of IFRS 16. See note 1x to our Audited Consolidated Financial Statements for more details.

Salaries and Benefits. Salaries and benefits expense include the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Maintenance Expenses. Maintenance expenses include all parts, materials, repairs and fees for repairs performed by third party vendors directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “—Depreciation and Amortization—” below.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2018	2019	2020	2020

	Adjusted(2)
	(In Ps. cents)			(In U.S. $ cents)(1)
Other operating income	(3.0)	(1.3)	(4.0)	(0.2)
Fuel expense, net	48.2	47.7	36.3	1.8
Landing, take-off and navigation expenses	21.8	20.9	22.4	1.1
Depreciation of right of use assets	19.2	19.2	27.6	1.4
Salaries and benefits	14.9	14.7	18.9	0.9
Maintenance expenses	7.2	6.0	6.4	0.3
Sales, marketing and distribution expenses	7.1	5.9	10.1	0.5
Aircraft and engine variable lease expenses	4.6	3.9	10.1	0.5
Other operating expenses	5.0	4.5	6.3	0.3
Depreciation and amortization	2.4	2.8	4.9	0.2
Total operating expenses, net	127.4	124.3	139.0	6.8

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps. 19.9487 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2020. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2)	On adoption of IFRS 16 we apply the new standard described elsewhere in this annual report as of the effective date of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Recent Developments

The outbreak of COVID-19 that has since grown into a global pandemic was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States. Since the pandemic began, countries around the world have responded by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 have drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity. Please refer to “Risk Factors—Risks related to the airline industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, affect travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition” for a discussion of the ways COVID-19 may impact our business and the Mexican economy.

As a result of the national health emergency and health security measures imposed by the Mexican government in the spring of 2020, we reduced our capacity as measured by available seat miles (“ASMs”). In April and May of 2020, our capacity as measured by ASMs was reduced by up to 80% and 90%, respectively, and remained reduced from June to November of 2020. Additionally, we suspended service on certain routes. Costa Rica, Guatemala and El Salvador imposed operational and migratory restrictions that made it impossible to operate international passenger flights to those countries. While a gradual opening of the economy and easing of lockdown measures in Mexico and the other countries in which we operate led to a recovery in our ASMs and route operation during the second half of the year, with our capacity returning to over 100% of 2019 levels for the month of December, we can offer no assurance that additional travel restrictions, requirements or border closures will not be enacted or reenacted in the countries where we operate, which could result in reduced passenger demand, revenue, and further capacity reductions. For example, on January 26, 2021, an order issued by the United States Center for Disease Control came into effect requiring all international air passengers arriving to the United States to be tested for COVID-19 no more than three days prior to departure, which may have an adverse effect on demand for travel to the United States.

Our business and the airline industry have experienced material adverse impacts due to COVID-19. particularly in terms of passenger traffic. The following chart sets forth passenger traffic for the Mexican airline industry in each of the four quarters of 2020 as compared to the each of the four quarters of 2019, as reported by AFAC:

	2019	2020	Variation
	(In thousands, except for %)
First Quarter	15,753.9	15,229.4	(3.3)%
Second Quarter	17,966.2	1,868.5	(89.6)%
Third Quarter	18,427.2	6,983.7	(62.1)%
Fourth Quarter	18,157.6	10,232.3	(43.6)%
Total	70,304.9	34,313.9	(51.2)%

We cannot offer any assurance that these impacts will not intensify to the extent that the pandemic persists. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. In order to mitigate the impact of the COVID-19 pandemic on us, we took the following measures:

•	Preserving liquidity and cash. We implemented a strict liquidity preservation program, which has resulted in approximately U.S. $200.0 million of savings as of December 31, 2020 through items such as cost reductions and deferral agreements with suppliers. In addition, we negotiated cost reductions with more than 360 suppliers and cut non-essential expenses. We also implemented online training and leave of absence programs in order to reduce costs. We expect to continue reducing costs with the aim of reaching a CASM ex-fuel (calculated based on total operating expenses, net excluding fuel expense divided by ASMs) similar to 2019 levels by the end of 2021. As of December 31, 2020, our cash and cash equivalents were approximately Ps. 10.1 billion. Additionally, as of December 31, 2020 our credit lines totaled Ps. 9.3 billion, of which Ps. 6.9 billion were related to financial debt and Ps. 2.4 billion were related to letters of credit (and of which Ps. 1.7 billion were undisbursed).

•	Defending ourselves against sales declines. We decreased scheduled capacity in order to protect our profitability. We also strengthened our relationships with customers by revamping our website and maintaining close communications via social media and email.

•	Developing commercial and network growth opportunities. We are closely monitoring capacity reductions from competitors for possible opportunities, testing new ancillary products and running targeted promotions to test potential stimulation of air travel. Certain of our competitors are facing financial difficulties which has led them to stop utilizing certain slots at the Mexico City Airport. We have been allowed to use some of these slots to open new destinations and increase operations at this airport, and by the end of 2020 we held 25% of the market share by ASMs. However, since the Mexico City Airport has issued a waiver to the minimum usage requirement due to the COVID-19 pandemic, we will not be granted historical priority of such slots unless (i) the waiver is terminated, (ii) the slots are not reclaimed by their prior holders and (iii) we continue operating the slots in accordance with certain conditions, including usage at least 85% of the time and conducting on time operations at least 85% of the time (operations are considered on time if they fall within 15 minutes of the assigned slot time). We can offer no assurance that our competitors will not reclaim the use of such slots prior to the expiration of the waiver, or that the waiver will not be extended. If our competitors do reclaim the slots prior to the expiration of the waiver, we may lose the preferential use of such slots almost immediately. Since the start of the COVID-19 pandemic, we have launched six new domestic routes and eight new international routes, now operating 105 domestic and 65 international routes in total.

•	Reviewing our fleet plan. Our new contractual fleet plan with Airbus allows us to maintain a “cautiously” sized fleet that will remain at approximately 85 aircraft, net of new deliveries and redeliveries, until 2023.

•	Protecting our customers and employees. We launched a new biosecurity and cleaning protocol and are communicating proactively with all staff, especially with crews and airport staff, regarding health and COVID-19 developments. For employees who are able to work remotely, we have activated home office technologies and protocols.

For additional information see “—Trends and Uncertainties Affecting Our Business—Impact of COVID-19” below.

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

From a macroeconomic point of view, the impact of COVID-19 in Mexico is uncertain. Mexico’s GDP, previously predicted to grow between 0.5% and 1.5% in 2020, contracted by 8.2% as a result of the pandemic. Initial estimates indicate that Mexico’s GDP, previously predicted to grow between 1.1% and 2.1% in 2021, could grow 4.5% mainly as a result of the COVID-19 pandemic’s adverse impact on GDP in 2020 and recent news regarding the slow production and distribution of COVID-19 vaccines. However, as the full effects of the pandemic have yet to be realized, Mexican GDP may contract in an amount that is not yet possible to estimate. Economic stagnation, the depreciation of the peso, contraction and decreased income levels and increased unemployment levels could result in decreased passenger demand and lower net income in the long term, even after any potential COVID-19-related travel restrictions and border closures are lifted. For example, for the period from March 31, 2020 to December 31, 2020, 709,211 jobs were lost in Mexico. Furthermore, the COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses.

Despite the gradual recovery we have seen in ASMs and route operation, the ongoing COVID-19 pandemic is likely to continue to have a negative impact on our financial condition and results of operations, as a result of the following indicators:

•	a resurgence of COVID-19 infection rates could lead Mexico and the countries in which we operate to return to partial or total lockdowns, which would most likely result in a decrease in demand for our flights (which in turn may require reductions to our ASMs at levels similar to the early months of the pandemic) and aircraft utilization rate and consequently a decrease in our total operating revenue;

•	any further downward volatility in the international capital markets could result in (i) the fall of stock prices, including the price of our stock and (ii) financial losses associated with our financial portfolio, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;

•	if our revenues decrease for a significant portion of time, we may have less cash available to meet our obligations under our aircraft and engine lease agreements and additional sources of financing may be difficult to obtain at favorable rates;

•	even after the COVID-19 pandemic eases, there is a risk that we will experience reduced demand in the near to mid-term due to the potential economic impact of the pandemic on the travel industry (business and leisure) and on our customers, as well as customer health concerns about the safety of air travel.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 2.23% per year for the next ten years according to the Mexican Central Bank, which is in line with the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. See “Key Information—Risk Factors—Risks Related to the Airline Industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition” for more recent information on the impact of COVID-19 on Mexico’s future macroeconomic condition.

Regarding population dynamics as of 2015, according to the INEGI intercensal survey, around 36% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2020 was 3.15% according to the INEGI. As of December 31, 2020, international reserves were at U.S. $195.7 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps. 141.3 cents (U.S. $6.60 cents) we believe was the lowest CASM in Latin America in 2020, compared to Avianca at U.S. $26.11 cents, Azul at U.S. $10.75 cents, Copa at U.S. $17.29 cents, Gol at U.S. $8.78 cents, Grupo Aeroméxico at U.S. $17.98 cents and LATAM at U.S. $17.33 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $14.33 cents, Frontier at U.S. $9.53, Spirit at U.S. $8.36 cents, American at U.S. $19.39 cents, Delta at U.S. $22.01 cents, Jet Blue at U.S. $14.29 cents, Southwest Airlines at U.S. $12.44 cents and United at U.S. $17.68 cents.

Our competitors and the Mexican airline industry as a whole have also been significantly impacted by the COVID-19 pandemic. Our principal competitors for the domestic market are Grupo Aeroméxico, Interjet and VivaAerobus. Interjet and VivaAerobus are low-cost carriers in Mexico. In 2020, the Mexican low-cost carriers (including us) combined had 71.5% of the domestic market based on passenger flight segments. We had 38.3% of the domestic market which placed us first, according to the AFAC. According to information published by AFAC, as of December 31, 2020, the number of commercial aircraft in service in Mexico had decreased to 275, as compared to 355 as of December 31, 2019. This 23% reduction was comprised mainly of narrow body aircraft, including 70 Airbus A320s, 47 Boeing 737s, and 19 Airbus A321s. On June 30, 2020, Grupo Aeroméxico, our largest competitor by domestic and international market share in 2019, announced that it was filing for Chapter 11 bankruptcy protection in the United States. According to its public filings with the CNBV, Grupo Aeroméxico has maintained regular operations during the restructuring process but has received court approval to return at least 19 aircraft to lessors, which would reduce its fleet size by around 15%. As of December 31, 2020, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect had fleets of 58 and 44 aircraft, respectively, as compared to 69 and 56, respectively, as of December 30, 2019. In addition, Interjet, our second largest competitor by international market share in 2019, has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased by almost 96% in 2020, from 67 aircraft as of December 30, 2019 to 3 as of December 31, 2020, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. According to media reports, on April 26, 2021, Interjet announced that an extraordinary shareholders meeting approved the filing of a reorganization process (concurso mercantil) in Mexico. While VivaAerobus, our second largest competitor by domestic market share in 2019, has increased their fleet from 37 as of December 30, 2019 to 43 as of December 31, 2020, this increase does not compensate for the reductions observed in the market. In addition to these changes in fleet size, our market share has also increased. As of December 2020, our domestic market share had increased 9 percentage points to 40% and our international market share had increased 6 percentage points to 14%, in each case as compared to our market shares as of December 2019.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 3.07 billion in 2019 (the latest year for which data is available as of the date of this annual report), of which approximately 82.9 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, American, Delta and United. We reached 11% market share on the routes that we operate and 15% market share considering all routes between Mexico and the United States in 2020, according to the AFAC.

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

Donald Trump became president of the United States on January 20, 2017, and implemented a number of immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets. President Trump was not elected to a second term, and on January 20, 2021, Joseph Biden became the president of the United States. While President Biden is expected to reverse many of President Trump’s immigration policies, we can offer no assurance of the extent to which his administration will do so. President Trump’s immigration policies had a negative impact on our results of operations during 2018, 2019 and 2020 and this negative impact can be expected to continue as long as these immigration policies are in force.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounting for 38%, 38% and 26% (including non-derivative financial instruments) of our total operating expenses for 2018, 2019 and 2020, respectively. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for third quarter 2020 and the first quarter of 2021. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second half of 2020 and 2021.

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

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options designated to hedge 45.6 million gallons of fuel.

As of December 31, 2020, we purchased our domestic fuel under the ASA fuel service contract, and international fuel under the WFS, Shell, Uno Petrol, Uno El Salvador, BP Products North America, Chevron and Associated Energy Group fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Foreign Exchange Gains and Losses. While most of our revenue is generated in pesos, 32%, 29% and 27% of our revenues came from our operations in the United States and Central America during the years ended December 31, 2018, 2019 and 2020, respectively, and U.S. dollar denominated collections accounted for 38%, 43% and 44% of our total collections in 2018, 2019 and 2020, respectively. In addition, the majority of our operating costs are denominated in or indexed to U.S. dollars, constituting 73%, 72% and 69% of our total operating costs in 2018, 2019 and 2020. Our key U.S. dollar-denominated operating costs include fuel, aircraft rentals and maintenance costs.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2018, 2019 and 2020, our net monetary liability position denominated in U.S. dollars was U.S. $1.7 billion, U.S. $1.7 billion and U.S. $1.7 billion, respectively. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2018, 2019 and 2020, as the case may be, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of Ps. (0.1) billion, Ps. 1.4 billion and Ps. 0.5 billion, respectively. In order to mitigate the foreign exchange risk, we also entered into hedge relationships through non-derivative financial instruments.

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

Due to the young age of our fleet (approximately 5.3 years on average as of December 31, 2020), maintenance expense in 2018, 2019 and 2020 remained relatively low. For the years ended December 31, 2018, 2019 and 2020 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps. 676.5 million, Ps. 659.1 million and Ps. 646.2 million, respectively. For the years ended December 31, 2018, 2019 and 2020 the amortization of these deferred major maintenance expenses was Ps. 313.5 million, Ps. 450.4 million and Ps. 652.1 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Critical Accounting Polices and Estimates.” In 2018, 2019 and 2020, total maintenance costs amounted to Ps. 1.5 billion, Ps. 1.5 billion and Ps. 1.2 billion, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period of time. However, we estimate that based on our scheduled maintenance events, current maintenance expense and maintenance-related amortization expense will be approximately Ps. 2.3 billion (U.S. $110 million) in 2021.

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

Ramp-up Period for New Routes. During 2018 we opened 35 new routes, added 30 more in 2019 and 13 more in 2020. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps. 454 million, Ps. 64.6 million and Ps. 702 million in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps. 299.6 million in 2018, Ps. 295.7 million in 2019 and Ps. 421.0 million in 2020 of maintenance deposits as supplemental rent.

As of December 31, 2018, 2019 and 2020 we had prepaid maintenance deposits of Ps. 6.5 billion, Ps. 6.4 billion and Ps. 7.1 billion, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the years ended December 31, 2018 and 2019, we extended the lease term of two aircraft agreements and one aircraft agreement, respectively, but made no such extensions in 2020. Additionally, we extended the lease term of one spare engine agreement in 2019 and two spare engine agreements in 2018 but made no such extensions in 2020.

Because the lease extension benefits are considered lease incentives, the effect of these extensions are recorded reducing the right of use asset. See note 14 to our audited consolidated financial statements included elsewhere in this annual report.

During the year ended December 31, 2020, we added seven new net aircraft to our fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

For the years ended December 31, 2018, 2019 and 2020, we expensed as supplemental rent Ps. 299.6 million, Ps. 295.7 million and Ps. 421.0 million, respectively.

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

In 2018, 2019 and 2020, we capitalized costs of major maintenance events of Ps. 676.5 million, Ps. 659.1 million and Ps. 646.2 million, respectively and we recognized amortization expenses of Ps. 313.5 million, Ps. 450.4 million and Ps. 650.1 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps. 1.8 billion, Ps. 1.9 billion and Ps. 1.8 billion for the years ended December 31, 2018, 2019 and 2020, respectively.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG (LHT), as amended in December 2016, that expires June 30, 2023, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to the results of operations. As part of this total support agreement, we received credit notes of Ps. 46.5 million and of Ps. 28.1 million, which was deferred on the consolidated statements of financial position and is being amortized on a straight line basis, prospectively during the term of the agreement.

During 2018, 2019 and 2020, we amortized a corresponding benefit from these credit notes of, Ps. 7.2 million, Ps. 5.2 million and Ps. 5.2 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

Return obligations. The aircraft and engine lease agreements also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. We estimate the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2018, 2019 and 2020, the Company expensed as variable rent Ps. 659.1 million, Ps. 681.0 million and Ps. 1,428.2 million, respectively.

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

During the year ended December 31, 2018, 2019 and 2020 we sold and transferred aircraft and engines to third parties, giving rise to a gain of approximately Ps. 609.2 million, Ps. 284.8 million and Ps. 710.5 million respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps. 30.7 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2018, 2019 and 2020, we amortized a loss of Ps. 3.0 million, Ps. 3.0 million and Ps. 3.0 million, respectively, as additional aircraft rental expense.

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

During 2020, the key employees participating in the management incentive plan did not exercise any Series A shares. Thus, the key employees did not pay any amounts to the Management Trust corresponding to any exercised shares.

As of December 31, 2020, 2019 and 2018, the 7,653,981, 7,653,981 and 10,433,981 share options pending to be exercised, respectively, were considered as treasury shares.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number	Exercise price in pesos		Total in thousands of pesos
Outstanding as of December 31, 2012	25,164,126	Ps.	5.31	Ps.	133,723
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,891,410)		5.31		(25,993)
Outstanding as of December 31, 2013	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—
Outstanding as of December 31, 2014	20,272,716	Ps.	5.31	Ps.	107,730
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(4,414,860)		5.31		(23,461)
Outstanding as of December 31, 2015	15,857,856	Ps.	5.31	Ps.	84,269
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(3,299,999)		5.31		(17,536)
Outstanding as of December 31, 2016	12,557,857	Ps.	5.31	Ps.	66,733
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(120,000)		5.31		(638)
Outstanding as of December 31, 2017	12,437,857	Ps.	5.31	Ps.	66,095
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(2,003,876)		5.31		(10,654)
Outstanding as of December 31, 2018	10,433,981	Ps.	5.31	Ps.	55,441
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(2,780,000)		5.31		(14,773)
Outstanding as of December 31, 2019	7,653,981	Ps.	5.31	Ps.	40,668
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—
Outstanding as of December 31, 2020	7,653,981	Ps.	5.31	Ps.	40,668

At December 31, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020, the shares held in trust to satisfy the management options were considered as treasury shares. At December 31, 2018, 2019 and 2020, 10,433,981, 7,653,981 and 7.653,981 share options pending to be exercised were considered as treasury shares, respectively.

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

The total cost of this plan is Ps. 10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount is being expensed over the vesting period, which commenced on November 11, 2014 and ended in November 2019.

In November 2020, 2019 and 2018, extensions to this plan were approved by our board of directors. The total cost of each of the extensions approved was Ps. 92.1 million (or Ps. 59.9 million, net of withheld taxes), Ps. 86.8 million (or Ps. 56.4 million, net of withheld taxes) and Ps. 64.0 million (or Ps. 41.6 million, net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2018, 2019 and 2020, we recognized Ps. 20.0 million, Ps. 49.7 million and Ps. 75.0 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

Movements during the year

The following table illustrates the number of shares associated with our long-term incentive plan during the year:

Number of Series A shares
Outstanding as of December 31, 2019	*5,115,191
Purchased during the year	3,159,763
Granted during the year	-
Exercised during the year	(2,142,426)
Forfeited during the year	(327,217)
Outstanding as of December 31, 2020	*5,805,311

*	These shares were presented as treasury shares in the consolidated statements of financial position as of December 31, 2019 and 2020 and all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s equity-settled long-term incentive plan is as follows:

Number of Series A shares	Vesting period
2,979,412	November 2020-2021
1,819,440	November 2021-2022
1,006,459	November 2022-2023
5,805,311

During the year ended December 31, 2020, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2020, 327,217 shares were forfeited.

Board of Directors Incentive Plan (BoDIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (the “BoDIP”). The BoDIP was implemented through the execution of: (i) trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banco Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transferring to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2020 was 5,233,693, of which 3,161,349 shares were priced at Ps. 9.74, 968,706 shares were priced at Ps. 16.80, 977,105 shares were priced at Ps. 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2020, there were no exercises under the BoDIP.

Cash-settled Transactions

Cash-settled transactions include share appreciation rights (“SARs”). Our cash-settled transactions include long-term retention plans comprised of: (i) management incentive plan II and (ii) a cash-settled long-term incentive plan.

Long-term Retention Plans

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

The carrying amount of the liability relating to these SARs as of December 31, 2020, 2019 and 2018 was Ps. 177.8 million, Ps. 70.6 million and Ps. 32.9 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2020, 2019 and 2018 we recorded a expense (benefit) of Ps. 107.2 million, Ps. 37.8 million and Ps. (5.1) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2020.

Number of SARs (Grant date: November 6, 2016)	Exercisable date
3,391,020	February 2021
3,391,020*

*Includes forfeited SARs of 1,563,520, 0 and 0 for the years ended December 31, 2018, 2019 and 2020 respectively.

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

Under the plan program extensions described above, no SARs were granted to any of our key executives for the years ended December 31, 2018, 2019 and 2020.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2018, 2019 and 2020 was Ps. 0.5 million, Ps. 1.9 million and Ps. 0.0 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2018, 2019 and 2020, we recorded an expense (benefit) of Ps. (0.2) million, Ps. 3.0 million and Ps. (1.9) million, respectively, in respect of these SARs in our consolidated statements of operations.

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2020, we did not have any collateral recorded as a guarantee deposits.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2018, 2019 and 2020 represented 38%, 38% and 26% (including non-derivative financial instruments) of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for the second quarter of 2020, third quarter of 2020 and first quarter of 2021. Additionally, during the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second quarter of 2020, second half of 2020 and second quarter of 2021.

During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 13,492 thousand gallons of fuel. Such hedges represented a portion of our fourth quarter 2019 projected consumption. Additionally, during the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons of fuel. The latter hedges represented a portion of our projected third quarter 2019 and our 2020 consumption.

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options designated to hedge 45.6 million gallons of fuel. Additionally, as of December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons of fuel.

During the year ended December 31, 2020, the US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options were designated to hedge approximately 3% of our 2021 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options to hedge approximately 3% of projected fuel consumption for 2021. During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge approximately 20% of our 2020 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options that expired by the end of 2019 to hedge approximately 5% of projected fuel consumption for 2019. During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast fuel 54 Asian call options designated to hedge approximately 18% of our 2019 projected fuel consumption.

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

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9. The hedged item (jet fuel consumption) of the Jet fuel 54 Asian call options contracted by us represent a non-financial asset (energy commodity), which is not in our inventory. Instead, it is directly consumed by our aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories. Rather, it is initially accounted for in our OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). As of January 2015, we began to reclassify these amounts (previously recognized as a component of equity) to our statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein.

As of December 31, 2018, 2019 and 2020 the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian call options was Ps. 48.2 million, Ps. 0.0 million and Ps. 0.2 million, respectively. During the year ended December 31, 2020, the Company entered into US Gulf Coast Jet Fuel 54 Asian call options with 2020 and 2021 maturities. During the years ended December 31, 2018, 2019 and 2020, the net negative (positive) cost of these options recycled to our fuel cost totaled (Ps. 402.5) million, Ps. 61.1 million and Ps. 20.6 million, respectively.

As of December 31, 2019 and 2020, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Zero-Cost collar options was Ps. 134 million and Ps. (9.7) million, respectively, and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position. During the years ended December 31, 2019 and 2020, the net cost of these options recycled to our fuel cost totaled Ps. 9.4 million and Ps. 835.9 million, respectively.

The amount of (negative) positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2018, 2019 and 2020 recognized in other comprehensive income totaled Ps. (134.1) million, Ps. 133.6 million and Ps. 21.7 million, respectively, the latter will be recycled to our fuel cost during 2021, as these options expire on a monthly basis and as jet fuel is consumed.

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

During the years ended December 31, 2018, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 20% of its next 12 months of aircraft rental expenses. A portion of the Company’s foreign currency forwards matured during the fourth quarter of 2018 (November and December), and the remainder of the Company’s outstanding position matured during the first quarter of 2019 (January).

During the year ended December 31, 2020, the Company did not enter into foreign currency forward contracts.

Our foreign exchange exposure as of December 31, 2018, 2019 and 2020 was a net liability position of U.S. $1.7 billion, U.S. $1.7 billion and U.S. $1.7 billion, respectively.

Hedging relationships with non-derivative financial instruments.

We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through risk management that includes the use of derivative financial instruments and non-derivative financial instruments.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how we will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risks.

Only if such hedges (i) are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge items and (ii) are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, can hedge accounting treatment be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption as the hedged item in the consolidated statement of operations.

(iii)	Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2018, the Company did not have any interest rate derivatives. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 2.7 million. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 0.3 million. These instruments are included as assets in our consolidated statements of financial position. All the Company’s positions in the form of interest rate swaps matured on March 31 and April 30, 2017. Consequently, there was no outstanding balance as of December 31, 2018.

The table below presents the payments required by our financial liabilities:

	Within one Year	One to five Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	1,096,543	2,554,069	3,650,612
Short-term working capital facilities	200,000	-	200,000
Asset backed trust note	250,000	1,250,000	1,500,000
Total	1,546,543	3,804,069	5,350,612

Deferred Taxes. We account for income taxes using the liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. At December 31, 2018, 2019 and 2020, we had tax loss carry-forwards amounting to Ps. 1.6 billion, Ps. 1.3 billion and Ps. 1.9 billion, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the years ended December 31, 2018 and 2019, we used tax-loss carry-forwards of Ps. 154.4 million and Ps. 214.5 million, respectively. During the year ended December 31, 2020, we did not use any tax-loss carry-forwards.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2018, 2019 and 2020, we generated a net operating income (loss) of Ps. 8.5 million, Ps. (1.1) million and Ps. (1.8) million, respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2018, 2019 and 2020, we obtained net operating losses of Ps. 170.7 million, Ps. 50.2 million and Ps. 55.8 million, respectively, which have not been recognized as deferred tax assets.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2020 and 2019, we obtained a net operating loss of Ps. 16.6 million and Ps. 32.5 million, respectively.

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

For the years ended December 31, 2018, 2019 and 2020, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Credit Losses. An allowance for credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2018, 2019 and 2020, the allowance for credit losses was Ps. 11.3 million, Ps. 40.3 million and Ps. 32.7 million, respectively.

Operating Revenues

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	23,129,991	12,873,174	(10,256,817)		(44.3)%
Other passenger revenues	10,569,208	8,613,398	(1,955,810)		(18.5)%
Non-passenger revenues:
Other non-passenger revenues	897,586	882,360	(15,226)		(1.7)%
Cargo	228,836	201,881	(26,955)		(11.8)%
Non-derivative financial instruments	(72,949)	(411,222)	(338,273)		>100.0%
Total operating revenues	34,752,672	22,159,591	(12,593,081)		(36.2)%
Operating Data
Capacity (in ASMs in thousands)	24,498,893	18,274,946	(6,223,947)		(25.4)%
% Load factor booked	86%	80%	(6	)pp	-
Booked passengers (in thousands)	21,975	14,712	(7,263)		(33.1)%
Average ticket revenue per booked passenger	1,054	875	(179)		(17.0)%
Average other passenger revenue per booked passenger	481	585	104		21.7%
Average total ancillary revenue per booked passenger	532	659	127		23.9%
Revenue passenger miles (RPMs in thousands)	21,032,364	14,596,745	(6,435,619)		(30.6)%

Fare revenues. The decrease in fare revenues in 2020 was primarily due to the significant reduction in our ASM capacity by 25.4% resulting from a substantial decrease in customer demand as a result of the impact of the COVID-19 pandemic. As a consequence, our booked passengers also decreased 33.1%, and our average ticket revenue per booked passenger decreased 17.0% year over year.

Other passenger revenues. The decrease in other passenger revenues in 2020 was primarily due to lower volume of passengers electing to purchase additional services as a result of a substantial decrease in customer demand, which in turn was a result of the impact of the COVID-19 pandemic.

Other non-passenger revenues. The decrease in other non-passenger revenues was primarily due to lower revenues from airport incentives recorded during 2020.

Cargo. The decrease in cargo revenues in 2020 was primarily due to a lower volume of cargo operations recorded during 2020.

2018 compared to 2019

	For the years ended December 31,
	2018 Adjusted(1)	2019	Variation

	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	18,487,858	23,129,991	4,642,133	25.1%
Other passenger revenues	7,892,497	10,569,208	2,676,711	33.9%
Non-passenger revenues:
Other non-passenger revenues	697,357	897,586	200,229	28.7%
Cargo	227,438	228,836	1,398	0.6%
Non-derivative financial instruments	-	(72,949)	(72,949)	100.0%
Total operating revenues	27,305,150	34,752,672	7,447,522	27.3%
Operating Data
Capacity (in ASMs in thousands)	21,009,545	24,498,893	3,489,348	16.6%
% Load factor booked	85%	86%	-	1.0%
Booked passengers (in thousands)	18,396	21,975	3,579	19.5%
Average ticket revenue per booked passenger	1,006	1,054	48	4.8%
Average other passenger revenue per booked passenger	429	481	52	12.1%
Average total ancillary revenue per booked passenger	479	532	53	11.1%
Revenue passenger miles (RPMs in thousands)	17,748,408	21,032,364	3,283,956	18.5%

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

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

Operating Expenses, net

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for )%
Other operating income	(327,208)	(730,333)	(403,125)	>100.0%
Fuel expense, net	11,626,069	6,640,820	(4,985,249)	(42.9)%
Landing, take-off and navigation expenses	5,108,489	4,090,864	(1,017,625)	(19.9)%
Depreciation of right of use assets	4,702,971	5,048,976	346,005	7.4%
Salaries and benefits	3,600,762	3,453,382	(147,380)	(4.1)%
Sales, marketing and distribution expenses	1,447,637	1,840,819	393,182	27.2%
Maintenance expenses	1,488,431	1,167,720	(320,711)	(21.5)%
Aircraft and engine variable lease expenses	961,657	1,845,254	883,597	91.9%
Other operating expenses	1,112,927	1,157,240	44,313	4.0%
Depreciation and amortization	675,514	898,445	222,931	33.0%
Total operating expenses, net	30,397,249	25,413,187	(4,984,062)	(16.4)%

Total operating expenses, net decreased 16.4% in 2020 primarily as a result of decrease of operations and other factors described below.

Other Operating Income. Other operating income increased Ps. 403.1 million or more than 100.0% in 2020, primarily due to higher sale and leaseback gains recorded during 2020 compared to the previous year as a result of the adoption of IFRS 16.

Fuel expense, net. The 42.9% decrease in fuel expense was primarily as a result of a decrease in the average fuel cost per gallon of 14.0% and a decrease in fuel gallons consumed of 29.8% which, in turn, was primarily due to the significant 29.2% decrease in departures as a result of the substantial decrease in customer demand due to the impact of the COVID-19 pandemic.

During the years ended December 31, 2020 and 2019, we entered into US Gulf Coast Jet Fuel 54 Asian Zero Cost collar options and Asian call options contracts. These instruments also qualify for hedge accounting. As a result, during 2020, their intrinsic value loss of Ps. 856.5 million was recycled to the cost of fuel.

Landing, Take-off and Navigation Expenses. The 19.9% decrease in landing, take-off and navigation expenses in 2020 was primarily due to a decrease in our operations as measured by number of departures by 29.2%, as a result of the substantial decrease in customer demand, which in turn was a result of the impact of the COVID-19 pandemic.

Depreciation of right of use assets. The 7.4% increase in depreciation of right of use assets in 2020 was primarily due to an increase in our fleet (lease agreements), as we incorporated four new net aircraft leases and eight new net engine leases during 2020.

Salaries and Benefits. The 4.1% decrease in salaries and benefits in 2020 was primarily the result of a decrease in employee salaries as result of reduced flight operations and cost-cutting measures in response to the COVID-19 pandemic. Additionally, the variable compensation of our workforce decreased also due to lower operations recorded during 2020, as well as the accounting accrual impact related to our management retention plans. See Item 6: “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses. The 27.2% increase in sales, marketing and distribution expenses was mainly due to a one-time VAT expense of Ps. 746 million resulting from an adjustment on the northern border VAT rate, which was partially offset by a decrease in our marketing and distribution expenses as a result of the COVID-19 pandemic and the related decrease in customer demand.

Maintenance Expenses. The 21.5% decrease in maintenance expenses in 2020 was mainly due to lower maintenance expenses as result of reduced operations due to the COVID-19 pandemic, which was partially offset by the depreciation of approximately 11.6% in the average exchange rate of the peso against the U.S. dollar during 2020 since some of these maintenance expenses are denominated in U.S. dollars.

Aircraft and engine variable lease expenses. The 91.9% increase in aircraft and engine variable expenses in 2020 was primarily due to an increase in redelivery expenses and the depreciation of approximately 11.6% in the average exchange rate of the peso against the U.S. dollar, since the majority of these expenses are denominated in U.S. dollars.

Other Operating Expenses. The 4.0% increase in other operating expenses in 2020 was primarily the result of our purchase of additional insurance to cover flight equipment. Additionally, during 2020, other operating expenses on a dollar basis increased due to the depreciation of approximately 11.6% in the average exchange rate of the peso against the U.S. dollar during 2020, since some of these expenses are denominated in U.S. dollars.

Depreciation and Amortization. The 33.0% increase in depreciation and amortization in 2020 was primarily due to higher amortization of major maintenance events associated with the aging of our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2019 and 2020, we recorded amortization of major maintenance leasehold improvements of Ps. 450.4 million and Ps. 652.1 million, respectively.

2018 compared to 2019

	For the years ended December 31,
	2018 (1)	2019	Variation

	(In thousands of pesos, except for%)
Other operating income	(621,973)	(327,208)	294,765	(47.4)%
Fuel expense, net	10,134,982	11,626,069	1,491,087	14.7%
Landing, take-off and navigation expenses	4,573,319	5,108,489	535,170	11.7%
Depreciation of right of use assets	4,043,691	4,702,971	659,280	16.3%
Salaries and benefits	3,125,393	3,600,762	475,369	15.2%
Sales, marketing and distribution expenses	1,501,203	1,447,637	(53,566)	(3.6)%
Maintenance expenses	1,497,989	1,488,431	(9,558)	(0.6)%
Aircraft and engine variable lease expenses	956,010	961,657	5,647	0.6%
Other operating expenses	1,059,098	1,112,927	53,829	5.1%
Depreciation and amortization	500,641	675,514	174,873	34.9%
Total operating expenses, net	26,770,353	30,397,249	3,626,896	13.5%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

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

Operating Results

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for%)
Operating Results
Total operating revenues	34,752,672	22,159,591	(12,593,081)	36.2%
Total operating expenses, net	30,397,249	25,413,187	(4,984,062)	(16.4)%
Operating income	4,355,423	(3,253,596)	(7,609,019)	(100)%

Operating Income (loss). As a result of the factors outlined above, our operating loss was Ps. (3,254) million in 2020, as compared to our operating income of Ps. 4,355 million in 2019.

2018 compared to 2019

	For the years ended December 31,
	2018 Adjusted(1)	2019	Variation

	(In thousands of pesos, except for%)
Operating Results
Total operating revenues	27,305,150	34,752,672	7,447,522	27.3%
Total operating expenses, net	26,770,353	30,397,249	3,626,896	13.5%
Operating income	534,797	4,355,423	3,820,626	>100.0%

(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

Operating Income. As a result of the factors outlined above, our operating income was Ps. 4,355 million in 2019, a greater than 100% increase compared to our operating income of Ps. 534.8 million in 2018. As a consequence of the adoption of IFRS 16, operating expenses decreased and our operating income increased.

Financial Results

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for%)
Financing Results
Finance income	207,799	101,511	(106,288)	(51.1)%
Finance cost	(2,269,829)	(3,018,484)	(748,655)	(33.0)%
Exchange gain, net	1,440,501	470,594	(969,907)	(67.3)%
Total financing results	(621,529)	(2,446,379)	(1,824,850)	>100%

Total Financing Results. The greater than 100% increase in our total financing loss in 2020 was primarily due to the increase in our finance cost, year over year.

During 2020, we recorded a net exchange loss of Ps. (1.1) billion, which resulted from the 5.8% depreciation of the peso against the U.S. dollar at year-end, since we maintained a net monetary liability position of U.S. $1.7 billion in 2020. Our U.S. dollar net monetary liability position mainly resulted from the value of our lease liabilities and financial debt. This net exchange loss was partially offset by the Ps. 1.6 billion gain on our non-derivative financial instruments recorded during 2020. Additionally, our finance income decreased by Ps. 106.3 million, mainly due to a decrease in our short-term investments. Our finance cost increased by Ps. 748.7 million, mainly due to our lease finance costs and interest paid on our asset backed trust notes.

2018 compared to 2019

	For the years ended December 31,
	2018 (Adjusted)(1)	2019	Variation

	(In thousands of pesos, except for%)
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

Income Tax Expense and Net Income

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for%)
Net (loss) income
(Loss) income before income tax	3,733,894	(5,699,975)	(9,433,869)	>100%
Income tax benefit (expense)	(1,094,831)	1,406,184	2,501,015	>100%
Net (loss) income	2,639,063	(4,293,791)	(6,932,854)	>100%

We recorded a net loss of Ps. 4.3 billion in 2020 compared to a net gain of Ps. 2.6 billion in 2019. During the years ended December 31, 2020 and 2019, we recorded a tax benefit (expense) of Ps. 1.4 billion and Ps. (1.1 billion), respectively. At December 31, 2020, our tax loss carry-forwards amounted to Ps. 1.9 billion (Ps. 1.3 billion of December 31, 2019).

During the year ended December 31, 2020, we did not use any available tax loss carry-forwards, whereas during the year ended December 31, 2019, we used Ps. 214.5 million in available tax loss carry-forwards. The effective tax rate during 2020 and 2019 was of 24.7% and 29.3%, respectively.

2018 compared to 2019

	For the years ended December 31,
	2018 (Adjusted)(1)	2019	Variation

	(In thousands of pesos, except for%)
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

B.	Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2018 (Adjusted) (1)	2019	2020

	(In thousands of pesos)
Net cash flows provided by operating activities	6,276,707	9,509,643	4,359,445
Net cash flows used in investing activities	(1,389,395)	(1,879,341)	(67,757)
Net cash flows used in financing activities	(5,946,059)	(5,238,840)	(3,040,840)

(1)	On adoption of IFRS 16 we apply the new standard on the required effective date as of January 1, 2019, using the full retrospective method of adoption in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017.

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

Our cash and cash equivalents increased by Ps. 2.1 billion, from Ps. 8.0 billion at December 31, 2019 to Ps. 10.1 billion at December 31, 2020. At December 31, 2020 our credit lines totaled Ps. 9.3 billion, of which Ps. 6.9 billion were related to financial debt and Ps. 2.4 billion were related to letters of credit (and of which Ps. 1.7 billion were undisbursed). At December 31, 2019, we had available credit lines totaling Ps. 9.0 billion, of which Ps. 6.6 billion were related to financial debt and Ps. 2.4 billion were related to letters of credit (Ps. 1.7 billion were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2020, 98% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 2% were denominated in pesos. See note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps. 4.4 billion and Ps. 9.5 billion in 2020 and 2019, respectively. Our net operating cash flows decreased primarily due to the negative impact of the COVID-19 pandemic on our operating activities as described above.

Net cash flows provided by operating activities totaled Ps. 9.5 billion and Ps. 6.3 billion in 2019 and 2018, respectively. Our net cash flows increased primarily due to a significant increase in unearned transportation revenue as compared to 2018.

Net cash flows used in investing activities. During 2020, net cash flow used in investing activities totaled Ps. 0.1 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps. 2.2 billion, partially offset by pre-delivery payments reimbursements totaling Ps. 1.7 billion. Additionally, we recorded other capital expenditures relating to engine, aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, which were offset by the receipt of net proceeds from disposals. The net amount of proceeds was Ps. 0.4 billion.

During 2019, net cash flow used in investing activities totaled Ps. 1.9 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions, partially offset by pre-delivery payments reimbursements totaling Ps. 0.7 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps. 1.2 billion.

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

Net cash flow used in financing activities. During 2020, net cash flows used in financing activities totaled Ps. 3.0 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps. 6.1 billion (aircraft and spare engine rent payment), payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps. 1.9 billion, payments of working capital credit lines of Ps. 0.2 billion, payments of treasury shares of Ps. 0.1 billion and interest paid of Ps. 0.3 billion, which were partially offset by proceeds from our SEC-registered follow-on equity offering of Ps. 3.3 billion, proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps. 2.1 billion and proceeds from additional short-term working capital facilities with Banco Sabadell, S.A. of Ps. 0.2 billion.

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

Loan Agreements

The revolving credit facility with Banco Santander México and Bancomext, dated July 27, 2011 as amended and restated on August 1, 2013 and as further amended on February 28, 2014 and November 27, 2014, under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of nineteen A320 aircraft. On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of eight additional A320 aircraft. In November 2016, we entered into an additional amendment to such loan agreement to finance the pre-delivery payments for the twenty-two remaining A320 aircraft under the Airbus purchase agreement. In December 2017, we entered an additional amendment to extend the term of the loan agreement to November 2021. In November 2018, we entered an amendment to extend the term of the loan agreement to May 2022. Finally, we entered into one further amendment to this loan agreement in October 2020 to extend the term to October 2022.

The aggregate principal amount of this revolving line is for up to U.S. $183.0 million, of which U.S. $103.7 million is provided by Banco Santander México and U.S. $79.3 million by Bancomext. This revolving credit facility bears annual interest at three-month LIBOR plus 260 basis points. The maturity is on October 31, 2022, but it could be extended to November 2022. This revolving line of credit may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

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

In December 2019, we entered into a short-term working capital facility with Banco Sabadell, S.A., Institución de Banca Multiple (“Sabadell”) with Concesionaria as our obligor in the amount of Ps. 200 million and bearing annual interest at TIIE 28 days plus 300 basis points. As of December 31, 2020, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities.

C.	Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which operate in Central America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and in the countries in which we operate in Central America. On April 16, 2021, the Mexican authorities recognized the trademark “Volaris” in the category of famous brand.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2020:

	Contractual Obligations* Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

	(In thousands of pesos)
Debt(1)	5,370,175	1,566,106	3,554,069	250,000	-
Lease liabilities(2)	44,130,542	6,484,092	11,235,142	8,677,232	17,734,076
Future lease liabilities(3)	15,134,381	193,901	2,218,176	2,522,394	10,199,910
Flight equipment, spare engines and spare parts purchase obligations(4)	87,213,622	802,197	8,074,336	30,971,314	47,365,775
Total future payments on contractual obligations	151,848,720	9,046,296	25,081,723	42,420,940	75,299,761

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our sale and leaseback agreements consist primarily of future lease payments with the lessors.
(4)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2017, we signed an amendment to our purchase agreement with Airbus to purchase 80 aircraft which we are committed to receive from 2022 to 2026.
*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled Ps. 50.6 million at December 31, 2020.

Committed expenditures for these aircraft, spare engines, spare parts and related flight equipment, including estimated amounts for contractual price escalations of pre-delivery payments, will be approximately Ps. 18.6 billion from 2021 to 2026 and thereafter.

In 2021, we expect our capital expenditures, excluding pre-delivery payments, to be Ps. 87.2 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

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

Name	Age	Title	Alternate*
Brian H. Franke	57	Chairman of the Board	Andrew Broderick
William A. Franke	84	Director	Andrew Broderick
Harry F. Krensky	57	Director
Marco Baldocchi Kriete	47	Director	Rodrigo Antonio Escobar Nottebohm
Alfonso González Migoya	76	Independent Director
Stanley L. Pace	67	Independent Director
William Dean Donovan	59	Independent Director
Enrique Javier Beltranena Mejicano	58	Director
José Luis Fernández Fernández	61	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	70	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	70	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	53	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	50	Independent Director
Mónica Aspe Bernal	43	Independent Director

* Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has been one of our directors since 2010 and chairman of the board since April 2020. Currently, he is a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke has previously been a member of the board of directors of Tiger Airways Holdings (Singapore) since 2008 and Tiger Airways Australia since May 2009. He is also a member of the board of directors of Frontier, JetSMART (Chile) and APiJET, which he joined in 2020. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a Bachelor of Science in Business from the University of Arizona and a Masters of International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment Committee. He is William A. Franke’s son.

William A. Franke has been one of our directors since 2010. He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary). He is currently the managing member of Indigo Partners LLC (since 2002), which is a private equity firm. Mr. Franke is chairman of the board of directors of Frontier, JetSMART (Chile), Energet (Canada) and APiJET (USA) and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer/chairman of America West Airlines from 1993 to 2001. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Mr. Franke has undergraduate and graduate degrees from Stanford University. He also has an honorary doctorate from Northern Arizona University awarded in 2008. He is Brian H. Franke’s father.

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

William Dean Donavan has been one of our directors since 2010 (prior to April 2017, he served as an alternate director). Mr. Donovan sits on the boards of Prophet Brand Strategy, a marketing consultancy, and was a board member at the Metropolitan Bank. In 2005, he co-founded Volaris along with several other parties. Between 1989 and 2003, Mr. Donovan worked with Bain & Company. He was Managing Director of Bain Africa between 1999 and 2002 and head of Bain’s airline practice and auto practice at various times. He also is a consultant for Stellar Labs, a software company focused on fleet optimization and revenue management in the private aviation space. Mr. Donovan co-founded Casino Marketing Alliance, a provider of marketing and analytics services to the casino industry. Mr. Donovan has served as chief operating officer of Nimblefish Technologies, a specialized micromarketing agency and as chief executive officer of SearchForce, a paid search workflow management and optimization platform. Mr. Donovan received his Bachelor of Arts from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and his Master of Business Administration from the Wharton School at the University of Pennsylvania.

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

José Luis Fernández Fernández has been one of our independent directors since 2012 and he also serves as the chairman of our audit and corporate governance committee. He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., Grupo Financiero Banamex and Banco Nacional de México S.A., and an alternate member of the board of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing limited partner at Chevez Ruiz Zamarripa. Mr. Fernández has a degree in Public Accounting from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

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

John A. Slowik has been one of our directors since 2012 and he also serves as a member of our audit and corporate governance committee. He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work. Mr. Slowik is also a member of the board of directors of Fan Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively. He is also an alternate director of Rotor Engine Securitization Ltd., a private commercial jet engine leasing company operating out of Ireland. Mr. Slowik is a board member and chairs the audit committee of Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system connecting Nome to Prudhoe Bay, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska. Mr. Slowik serves as a senior advisor to volofin Capital Management Ltd., a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market. Mr. Slowik has an undergraduate degree in Mechanical Engineering from Marquette University and a Masters in Management from the Kellogg School, Northwestern University.

Ricardo Maldonado Yañez has been one of our independent directors since April 2018. He is a partner at Mijares, Angoitia, Cortés y Fuentes, S.C., since 1999. Mr. Maldonado has 25 years of experience providing advice and counseling to Mexican and foreign companies and clients on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in public and private debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects. Mr. Maldonado also focuses part of his practice on corporate governance matters advising family-owned and publicly listed companies. Mr. Maldonado serves as member and/or secretary of the board of directors of several companies including Grupo Televisa, Consorcio Arca, Grupo Aeroportuario del Centro Norte (OMA) and ICA Tenedora, S.A. de C.V. Mr. Maldonado received his LLM from University of Chicago Law School, holds a certificate on Corporate Law from the Instituto Tecnologico Autónomo de México and holds a law degree from the Universidad Nacional Autónoma de México. He is a member of the National Association of Corporate Directors (NCD) and of the International Corporate Governance Network (ICGN).

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

Mónica Aspe Bernal has been one of our directors since April 2020. She is the Chief Executive Officer of AT&T, Mexico. Previously she was ambassador in the Permanent Delegation of Mexico to the OECD. She served as Vice-Minister of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a Masters in Political Science from Columbia University and holds a degree on Political Science from the Instituto Tecnológico Autónomo de México.

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

Name	Age	Title
Enrique Beltranena	58	President and Chief Executive Officer
Holger Blankenstein	46	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	51	Senior Vice President Chief Financial Officer
José Luis Suárez	53	Senior Vice President Chief Operating Officer
Carolyn Prowse(1)	48	Chief Commercial Officer
Alejandro Alba	49	Corporate Controller and Compliance Director
Jimmy Zadigue	48	Internal Audit Director
Isela Cervantes	41	Interim Chief Legal Officer

(1) On April 29, 2021, our board of directors was advised that Carolyn Prowse has resigned from her position effective May 7, 2021. Holger Blankenstein, our Executive Vice President Airline Commercial and Operations, will temporarily assume the functions of the commercial vice-presidency while a replacement is appointed.

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

Jaime E. Pous has been our Chief Financial Officer since March 2021. Previously he served as our interim Chief Financial Officer since June 2020 and as our Senior Vice President Chief Legal Officer and Corporate Affairs since November 2017. Prior thereto, he served as our legal executive director since January 2016 and our general counsel since January 2013. Additionally, he has served as secretary of our board of directors since 2018 and secretary of our audit and corporate governance committee since 2013. Prior to joining us, he worked at Grupo Televisa, where he had been legal director from 1999 to 2012. Mr. Pous received his LLM from The University of Texas at Austin, School of Law and holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM).

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

Carolyn Prowse has been our Chief Commercial Officer since March 2019. Prior to joining us, Ms. Prowse ran her own business advising aviation clients in Europe, Africa and the Indian Ocean and the Middle East on a wide range of topics including strategy, transformation and restructuring. Most recently, she was working with easyJet on their 5-year plan and core strategic initiatives, and other clients include advisory firms, hedge funds and both full service and low cost airlines and their shareholders. From 2011-2013 she was Senior Vice President, Corporate Strategy and Special Projects for Etihad Airways in Abu Dhabi, responsible for strategy, mergers & acquisitions, the corporate programme management office and other key initiatives and special projects.

Her career in aviation also includes ten years with British Airways Plc in London. Carolyn’s background also includes roles in investment banking (managing a global portfolio of private equity, investment banking and strategic investments) and strategy consulting with LEK Consulting. She has a Bachelor degree in Chemistry from the University of Oxford. On April 29, 2021, our board of directors was advised that Ms. Prowse has resigned from her position effective May 7, 2021. Holger Blankenstein, our Executive Vice President Airline Commercial and Operations, will temporarily assume the functions of the commercial vice-presidency while a replacement is appointed.

Alejandro Alba has been our Corporate Controller and Compliance Director since November 2020. He previously served as our Internal Audit Director since July 2019. Prior to joining Volaris, he was the Senior Internal Audit Director at Walmart Mexico and Central America, Chief Audit Executive at Grupo Bimbo and Risk Managing Partner for Mexico and Central America at EY. He has extensive experience in the fields of audit, risk, internal control and corporate governance. He was named a leader of the future by the magazine Expansion, which recognized him as one of the most influential young leaders in Mexico. Mr. Alba holds a degree in accounting and received his MBA from Arizona State University. He has completed postgraduate studies at MIT, IPADE, ITEMS, and ITAM and possesses the following certifications: CIA (Certified Internal Auditor), CRMA (Certification in Risk Management Assurance), PMP (Project Management Professional), CQIA (Certified Quality Improvement Associate), Certification in Technology, Operations, and Value Chain Management, CCSA (Certification in Control Self-Assessment), and CGAP (Certified Government Auditing Professional).

Jimmy Zadigue has been our Internal Audit Director since November 2020. He previously served as our Internal Audit Director from April 2011 to February 2019. Mr. Zadigue worked as the internal audit director of Sempra Mexico (IEnova), the director of operations, finance and administration at Swarovski in Mexico and as the director of finance and business control at Bombardier North America. Mr. Zadigue is also a Chartered Public Accountant in Canada. He holds a Bachelor of Business Administration degree from HEC-Montreal and a Master of Science degree in Accounting Sciences from the Université du Québec.

Isela Cervantes has been our interim Chief Legal Officer since March 2021 and holds the position of deputy secretary of the board of directors. She joined us in June 2007 and previously was in charge of the legal corporate and securities compliance department. She holds a Law Degree from Escuela Libre de Derecho and received her LLM from Universidad Panamericana.

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

Director and Executive Compensation

In 2018, 2019 and 2020, the senior manager positions listed in this annual report received an aggregate compensation of approximately Ps. 120.4 million, Ps. 154.9 million and Ps. 142.6 million, respectively. In 2018 and 2019, the chairman of our board of directors and the independent members of our board of directors received an aggregate compensation of approximately Ps. 9.2 million and Ps. 8.1 million, respectively, and the rest of the directors received an aggregate compensation of Ps. 5.2 million and Ps. 4.4 million, respectively. In 2020, the members of our board of directors received an aggregate compensation of approximately Ps. 9.5 million.

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

On December 24, 2012, the Administrative Trust was created and the share sales agreements were executed. On December 27, 2012, the trust acquired the aforementioned shares. The shares accrue any dividends paid by us during the time elapsing prior to the delivery to officers upon payment therefore.

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

During 2020, the key employees participating in the management incentive plan did not exercise any Series A shares. Thus, the key employees did not pay any amounts to the Management Trust corresponding to any exercised shares.

At December 31, 2018, 2019 and 2020, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2018, 2019 and 2020, 10,433,981, 7,653,981 and 7,653,981 share options were vested, respectively.

Management Incentive Plan II

On November 6, 2016, our board of directors approved an extension of the management incentive plan to certain key employees, known as MIP II. Under MIP II, 13,536,960 share appreciation rights (SARs) of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the executives can exercise MIP II once the SARs are vested was also approved.

The fair value of these SARs is estimated at the grant date and at each reporting period using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted.

The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2020, 2019 and 2018 was Ps. 177.8 million, Ps. 70.6 million and Ps. 32.8 million, respectively. The compensation cost or (benefit) is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2020, 2019 and 2018 we recorded a cost (benefit) of Ps. 107.2 million, Ps. 37.8 million and Ps. (5.1) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2020.

Board of Directors Incentive Plan (BoDIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors (“BoDIP”). The BoDIP was implemented through the execution of: (i) a trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institución de Banca Múltiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of four years to exercise his/her option to pay a fixed purchase price, with the title to the shares transferring to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2020 was 5,233,693, of which 3,161,349 shares were priced at Ps. 9.74; 968,706 shares were priced at Ps. 16.80; 977,105 shares were priced at 16.12 and 126,533 shares were priced at Ps. 26.29. As of December 31, 2020, there were no exercises under the BoDIP.

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

Share Purchase Plan (Equity-Settled)

In November 2014, we established an equity-settled long-term incentive plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps. 10.8 million to be used to purchase our shares. In April 2016, an extension to this plan was approved at our annual ordinary shareholders’ meeting, with an effective date in November 2015. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.

(ii)	Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to Ps. 7.1 million (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market based on the instructions of the administration trust’s technical committee. An amount equal to Ps. 7.5 million (the fair value of the bonus net of withheld taxes) was approved in April 2016 as an extension of this plan for the acquisition of our Series A shares, following the same mechanism.

(iii)	Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)	If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the BMV and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)	Each key executive’s account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

In November 2017, an extension to this plan was approved by our board of directors. The total cost of the extensions approved was Ps. 15.8 million (or Ps. 10.1 million net of withheld taxes). Under the terms of the incentive plan, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

In November 2020, 2019 and 2018, extensions to this plan were approved by our board of directors. The total cost of the extensions approved was Ps. 92.1 million (or Ps. 59.9 million net of withheld taxes), Ps. 86.8 million (or Ps. 56.4 million net of withheld taxes) and Ps. 64.0 million (or Ps. 41.6 million net of withheld taxes), respectively. Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2018, 2019 and 2020, we recognized Ps. 20.0 million, Ps. 49.7 million and Ps. 75.0 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the years ended December 31, 2018, 2019 and 2020, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. As of December 31, 2020, 327,217 shares were forfeited.

At December 31, 2020, 5,805,311 shares were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

SARs (Cash-Settled)

On November 6, 2014, we granted 4,315,264 SARs to key employees that entitle such employees to a cash payment and vest as long as the employee continues to be employed by us at the end of each anniversary during a three-year period. The total amount of the appreciation rights granted under this plan was Ps. 10.8 million at the grant date.

During 2018, 2019 and 2020, we did not grant SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps. 0.0 million.

During the year ended December 31, 2018, 2019 and 2020, we made a cash payment to key employees related to the SARs plan of Ps. 0.0 million, Ps. 2.4 million and Ps. 0.0 million, respectively. These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2020, 2019 and 2018, respectively.

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

As of December 31, 2020, we had 4,846 employees, which consisted of 907 pilots, 1,824 flight attendants, 89 ramp operations personnel, 764 airport and customer service personnel, 353 maintenance personnel and 909 management and administrative personnel. 3,702 of our employees (approximately 76%) are part of the Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS and the remaining 24% of our employees are not part of any union. We and each of our subsidiaries entered into substantially the same collective bargaining agreement with our pilots and flight attendants on February 15, 2021 for a term of two years for benefits and on February 15, 2021 for a term of one year for salaries. Our collective bargaining agreements were ratified by the STIAS union in January 2021. In March 2021, the Mexican Ministry of Labor and Social Welfare granted a certification of the ratification of our collective bargaining agreements to the STIAS union. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees, and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average of employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2018	2019	2020
Pilots	940	926	907
Flight attendants	1,604	1,864	1,824
Ramp operations personnel	67	91	89
Airport and customer service personnel	948	804	764
Maintenance personnel	575	352	353
Management and administrative personnel	466	913	909
Total	4,600	4,950	4,846
Average of employees per aircraft	60	60	54

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

E.	Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	6,012,590	*
Brian H. Franke	Chairman of the Board	2,610,000	*
John A. Slowik	Independent Director	62,500	*
William Dean Donovan	Independent Director	4,133,280	*
Alfonso González Migoya	Independent Director	107,791
Marco Baldocchi	Director	1,870,500	*
Enrique Beltranena	Director, President and Chief Executive Officer	10,333,209
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	3,755,193	*
Jaime E. Pous	Senior Vice President and Chief Financial Officer	759,578
José Luis Suárez	Senior Vice President and Chief Operating Officer	92,910
Carolyn Prowse(1)	Vice President and Chief Commercial Officer	223,331	*
Alejandro Alba	Corporate Controller and Compliance Director	136,248
Jimmy Zadigue	Internal Audit Director	38,846

*	Shares owned through CPOs or ADSs.

(1) On April 29, 2021, our board of directors was advised that Carolyn Prowse has resigned from her position effective May 7, 2021. Holger Blankenstein, our Executive Vice President Airline Commercial and Operations, will temporarily assume the functions of the commercial vice-presidency while a replacement is appointed.

This share ownership represents less than 2.6% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

Item 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our Principal Shareholders

Our shareholders are Mexican investors, international investors, investment funds managed by Blue Sky Investments, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Avianca, Frontier, JetSMART, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Common Stock
	Number		Percentage
Shareholders	Series A	Series B	Series A	Series B
5% Shareholders:
Blue Sky Investments, S.à. r.l.(1)	95,201,880	44,857,124	8.83%	50.94%
Funds managed by Indigo(2)	169,380,920	43,194,749	15.71%	49.06%
Teewinot Capital Advisers LLC (3)	61,288,820	0	5.69%	0.00%
Named Executive Officers and Directors:
William A. Franke(2)	169,380,920	43,194,749	15.71%	49.06%
All Executive officers and directors as a group (one person) HSBC trust F/307750(4)	7,653,981	0	0.71%	0.00%

(1)	Consists of 44,857,124 Series B shares and 95,201,880 Series A shares deposited in the CPO trust held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17, rue Robert Stümper, L-2557 Luxembourg.
(2)	Consists of 165,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 1,000,649 Series B shares and 3,228,630 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP and 42,194,100 Series B shares held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP and Long Bar LatAm II LP, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address at: c/o Indigo Mexico Coöperatief U.A.; Herikerbergweg 88, 1101 CM Amsterdam, Netherlands.
(3)	Teewinot Capital Advisers, LLC has a principal business address at: 101 Park Avenue, 48th Floor, New York, New York 10178.
(4)	Certain executive officers benefit from a share incentive plan pursuant to which they have the right to receive an aggregate of 7,653,981 Series A shares, representing 0.71% of our Series A shares. Such shares are fully paid and held in trust for the benefit of certain of our executive officers. The shares will accrue any dividends paid by us during the time that they are deposited in the trust and prior to their release by the trustee to us. Item 6: “Directors, Senior Management and Employees—Compensation.”

Securities Held in Host Country

As of December 31, 2020, 88,955,582 ADSs (equivalent to 889,555,820 shares, or 76.3% of the total outstanding shares of our common stock) were outstanding and held of record by 18 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, our Chief Executive Officer and a member of our board of directors, is a shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2018, 2019 and 2020, we accrued an expense of Ps. 2.8 million, Ps. 3.1 million and Ps. 3.5 million, respectively, in connection with these services.

Aeroman

Aeroman is a related party because Marco Baldocchi, a member of our board of directors, is an alternate director of Aeroman. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. This agreement provides that we must exclusively use Aeroman for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The payments under this agreement depend on the services performed. This agreement is for a five year term. As of December 31, 2018, 2019 and 2020, the balances due under the agreement with Aeroman were Ps. 15 million, Ps. 1.5 million and Ps. 39.3 million, respectively. During 2018, 2019 and 2020, we incurred expenses in aircraft and engine maintenance and technical support under this agreement amounting to Ps. 346.5 million, Ps. 207.4 million and Ps. 243.1 million, respectively.

One Link, S.A. de C.V.

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board of directors, was a director of Onelink. As of October 24, 2019 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate member of our board of directors. Pursuant to this agreement, One Link receives calls from the customers to book flights and provides customers with information about fares, schedules and availability. For the year ended December 31, 2018, we did not have net balance and any expense recognized under this agreement. As of December 31, 2019 and 2020, our balance due under this agreement was Ps. 39.8 million and Ps. 0.0 million, respectively, and we accrued an expense under this agreement of Ps. 37.0 million and Ps. 73.2 million for the years ended December 31, 2019 and 2020, respectively.

Mijares, Angoitia, Cortés y Fuentes, S.C.

Mijares, Angoitia, Cortés y Fuentes, S.C. (“Mijares”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of our board of directors since April 2018, are partners of Mijares. Mijares provides legal services to us. As of December 31, 2020, our balance due in connection with these services was Ps. 0.2 million. As of December 31, 2019, our balance due in connection with these services was Ps. 1.0 million. As of December 31, 2018, we did not have a net balance. For the years ended December 31, 2020, 2019 and 2018, we accrued an expense of Ps. 5.6 million, Ps. 1.3 million and Ps. 1.7 million, respectively, in connection with the legal services provided by Mijares.

Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke, members of our board of directors, are also members of the board of Frontier. Furthermore, Indigo Partners, one of our significant shareholders, has investments in Frontier as well. We executed a codeshare agreement with Frontier on January 16, 2018. As of December 31, 2020, 2019 and 2018, the account receivable under this agreement was Ps. 72.6 million, Ps. 23.4 million and Ps. 8.3 million, respectively, and the account payable was Ps. 0.0 million, 16.3 million, and Ps. 2.8 million, respectively. For the years ended December 31, 2020, 2019 and 2018, we recognized revenue under this agreement of Ps. 149.0 million, 209.0 million and Ps. 8.4 million, respectively.

Chevez, Ruiz, Zamarripa y Cia, S.C

Chevez, Ruiz, Zamarripa y Cia, S.C. (Chevez) is a related party because Mr. José Luis Fernández Fernández, an independent member of our board of directors, as well as the chairman of our Audit and Corporate Governance Committee, is a non-managing limited partner of Chevez. Chevez provides tax advisory services to us, however Mr. Fernández has had no active role in providing these services, and his compensation has been and remains unaffected by the fees charged to us in connection with such services. For the year ended December 31, 2020, our account payable to Chevez totaled Ps. 4.8 million, which we expensed entirely.

Grupo Aeroportuario del Centro Norte

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) is a related party because Mrs. Guadalupe Phillips Margain and Mr. Ricardo Maldonado Yañez are independent members of our board of directors and members of the board of directors of OMA. For the year ended December 31, 2020, our account payable to OMA was Ps. 80.7 million. For the year ended December 31, 2020, we recognized expenses with OMA of Ps. 32.2 million.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-90 are filed as part of this annual report.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2018, 2019 and 2020, we did not allocate any amount to our legal reserve fund. As of December 31, 2018, 2019 and 2020, the legal reserve was Ps. 291,178 or 9.8%, 9.8% and 8.5%, respectively, of our capital stock.

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

Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax payable by us. Companies are entitled to apply any such tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Dividends paid to resident and non-resident holders with respect to the CPOs and ADSs are subject to a 10% Mexican tax withholding.

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

Register

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013 and our amended bylaws were filed on Form 6-K with the SEC on September 30, 2020. As of the date of this annual report, we have not further amended our by-laws.

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

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this annual report our outstanding capital stock consisted of 1,077,924,804 Series A shares and 88,051,873 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of fourteen principal members and four alternate members. Nine members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of controlling shareholders may not be deemed independent directors.

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

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received in respect of the ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of ADSs generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders. The rules relating to foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of Volaris’ gross income and gross assets, the nature of its business and its current business plans (all of which are subject to change), Volaris does not believe it was classified as a PFIC for its 2020 taxable year and it does not expect to be classified as such for its current taxable year (although the determination cannot be made until the end of such taxable year), and Volaris intends to continue its operations in such a manner that it does not expect to be classified as a PFIC in the foreseeable future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Volaris’ assets and income that is characterized as passive under the PFIC rules. Moreover, Volaris’ business plans may change, which may affect the PFIC determination in future years. Because of these uncertainties, it is possible that Volaris may be a PFIC for the current or any other taxable year.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2018, 2019 and 2020 represented approximately 38%, 38% and 26% (including non-derivative financial instruments), respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,976 thousand gallons of fuel. Such hedges represented a portion of our second and third quarter 2020, as well as first quarter 2021 projected consumption. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected second quarter and second half 2020, as well our second quarter 2021 consumption.

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

During the year ended December 31, 2018, we entered into US Gulf Coast Jet Fuel 54 Asian Call options designated to hedge 45.6 million gallons of fuel. Additionally, as of December 31, 2017, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 61.1 million gallons of fuel.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. Based on our 2020 annual fuel consumption, a 3% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2020 by approximately Ps. 138 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel call options as of December 31, 2018, 2019 and 2020 was a net asset position of Ps. 48.2 million, Ps. 0 million and Ps. 0.2 million, respectively, and the fair value of our zero-cost collars as of December 31, 2018, 2019 and 2020 was a loss of Ps. 122.9 million, a gain of Ps. 133.6 million and a loss Ps. 9.7 million and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2020, we believe the credit exposure related to derivatives contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under derivative agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2020, we had hedged approximately 6% of our projected fuel requirements for the year ended December 31, 2021.

Foreign Exchange. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency from our functional currency). In order to mitigate such risk, we use from time to time derivative financial instruments. Although 32%, 29% and 27% of our revenues came from operations in the United States for the year ended December 31, 2018, 2019 and 2020, respectively, U.S. dollar denominated collections accounted for 38%, 43% and 44% of our total collections in 2018, 2019 and 2020, respectively. Our foreign exchange exposure as of December 31, 2018, 2019 and 2020 are a net monetary liability position by U.S. ($1.7) million, U.S. ($1.7) million and U.S. ($1.7) billion, respectively. During the year ended December 31, 2020, we did not enter into foreign currency forward contracts of derivative financial instruments.

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of Ps. (0.1) billion, Ps. 1.4 billion and Ps. 0.5 billion in 2018, 2019 and 2020, respectively.

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using non-derivative financial assets and liabilities denominated in U.S. dollars as hedging instruments.

In the first hedging strategy, we have designated a hedge to mitigate our foreign exchange rate risk and the foreign exchange fluctuation in U.S. dollar denominated forecasted revenues by using a portion of the financial liabilities associated with a portfolio of lease liabilities denominated in U.S. dollars over the term of the remaining lease arrangements as a hedging instrument. As of December 31, 2020 and 2019, we had an amount equivalent to U.S. $1.5 billion and U.S. $1.7 billion, respectively, of lease liabilities designated as hedging instruments tied to U.S. dollar denominated forecasted revenues over the remaining lease term.

The second strategy involves designating a portion of our U.S. dollar denominated non-derivative financial assets as hedging instruments in order to mitigate the exchange rate risk and foreign exchange (the peso to U.S. dollar) variation intrinsic in our U.S. dollar denominated Jet Fuel purchases. For this strategy, a portion of our Jet Fuel consumption over approximately the next two years has been designated as a hedged item; while the hedging instrument is represented by U.S. dollar denominated recognized assets, including guaranteed deposits and cash and cash equivalents. The outstanding balance designated under this hedging strategy as of December 31, 2020 and 2019 was U.S. $60.5 million and U.S. $166.7 million, respectively, which represents a portion of the recognized financial assets denominated in U.S. dollars.

Since the hedged items in both hedging strategies are targeted at mitigating the cash flow variability of expected and forecasted transactions, they are represented by multiple hedging relationships which follow the Cash Flow Hedge Accounting Model. The effective portion of each hedging instrument’s changes in fair value are accounted for in the hedge reserve within the OCI and presented as a separate line item within our statement of stakeholders’ equity, which is in accordance with the IFRS 9 criteria. The amounts recorded in OCI are recycled to our income statement on a timely basis as corresponding U.S. dollar denominated income and/or jet fuel consumptions impact the Company’s operating margin and are presented as adjustments to both operating income and expense.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. We had market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases which ended in 2017, and therefore, no further hedging of interest rates was made during 2018. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 2.7 million. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.5 billion and a fair value of Ps. 0.3 million. These instruments are included as assets in our consolidated statements of financial position. All the Company’s positions in the form of interest rate swaps matured on March 31 and April 30, 2017. Consequently, there was no outstanding balance as of December 31, 2018.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext, a short-term working capital facility with Sabadell, and an asset-backed trust notes (CEBUR) issued in the Mexican market. A hypothetical 100 bps increase in market interest rates during the year 2020 would have increased our debt interest payment in 2020 on our consolidated statements of financial position by Ps. 52.2 million.

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

Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing CPOs or ADR Holders Must Pay:	For:
U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
U.S. $0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
U.S. $0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs
Expenses of the depositary	Conversion of foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

Persons Depositing CPOs or ADR Holders Must Pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes, any charges incurred by the depositary or its agents for servicing deposited securities. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.	As necessary
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

Shareholder Communications and Inspection of Register of Holders of ADSs

The depositary will make available for shareholders’ inspection at its office all communications that it receives from us or the CPO trustee as a holder of deposited securities that we or the COP trustee make generally available to holders of deposited securities. The depositary will send shareholders copies of those communications if we ask it to. Shareholders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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

Depositary Payments

During 2020, U.S. $546,505.05 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2020, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global, acted as our independent registered public accounting firm for the years 2020 and 2019. The table below sets forth the fees for services performed by Mancera, S.C. for the years 2020 and 2019 (including related expenses), and categorized by service in Pesos.

	Year Ended December 31,
	2020	2019
	(in Pesos)
Audit Fees(1)	14,894,247	14,367,854
Audit-Related Fees(2)	1,550,076	3,442,555
Tax Fees(3)	—	—
All Other Fees	—	—
Total	16,444,323	17,810,409

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.

(2)	“Audit-Related Fees” are the aggregate fees billed for professional services rendered by our auditors for the assurance and related services, tax compliance reports and social security reports.

(3)	“Tax Fees” are the aggregate fees billed for professional services rendered by transfer pricing.

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

During the years ended December 31, 2020, 2019 and 2018 and through the date of this annual report, Mancera, S.C., our independent registered public accounting firm and a member of Ernst & Young Global Limited, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed. For each of the years ended December 31, 2020, 2019 and 2018, Mancera S.C. has not expressed reliance on another accountant or accounting firm in its report on our audited consolidated financial statements for such periods.

During the years ended December 31, 2020, 2019 and 2018 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5).

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Nominating Committee. We are not required to have a nominating committee. However, we maintain a compensation committee which may, among other things, submit proposals to our board of directors in respect of the appointment of principal officers, the inaction, amendment or formation of incentive plans for officers and compensation of officers within the first four corporate levels. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations.

Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5).

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

Item 16H	MINE SAFETY DISCLOSURE

Not applicable.

Part III.

Item 17	FINANCIAL STATEMENTS

Not applicable.

Item 18	FINANCIAL STATEMENTS

See pages F-1 through F-90.

Item 19	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Amended By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 99.48 of the Company’s report on Form 6-K filed with the SEC on September 30, 2020 (File No. 001-36059))
2.1(b)	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1(1) of the Company’s registration statement on Form F-6 filed with the SEC on August 30, 2013 (File No. 333-190940))
4.1†	Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.2†	Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.6†
4.7†
4.8†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121)) .
4.9†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

Exhibit Number	Exhibit
4.10†
4.11†	Lease Agreement, dated as of March 9, 2007, between the Company Concesionaria Vuela and International Lease Finance Corporation (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.12†
4.13†	Lease Agreement, dated as of March 12, 2007, between the Company and RBS Aerospace Limited (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.14†
4.15†
4.16†
4.17†
4.18†
4.19†
4.20†
4.21†
4.22†
4.23†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Airfinance Acquisitions (Ireland) Limited (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.24†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.25†
4.26†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.27†
4.28†

Exhibit Number	Exhibit
4.29†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.30†	Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.31†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.32†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.33†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.34†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.35†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.36†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.37†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.38†	Aircraft Lease Agreement “A”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.39†	Aircraft Lease Agreement “B”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit
4.40†	Aircraft Lease Agreement “C”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.41†	Aircraft Lease Agreement “D”, dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.42†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.43†	Aircraft Lease Agreement “A”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.44†	Aircraft Lease Agreement “B”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.45†	Aircraft Lease Agreement “C”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.46†	The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.47†	Revolving Credit Line Agreement dated July 27, 2011, as amended among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.48†
4.49†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit Number	Exhibit
4.50†	Aircraft Lease Agreement “D”, dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
8.1	List of the Subsidiaries of the Company
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Portions of the exhibit were omitted pursuant to a request for confidential treatment

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

	By:	/s/ Enrique Beltranena
	Name:	Enrique Beltranena
	Title:	President and Chief Executive Officer
	By:	/s/ Jaime E. Pous
	Name:	Jaime E. Pous
	Title:	Senior Vice President Chief Financial Officer
	By:	/s/ Isela Cervantes
	Name:	Isela Cervantes
	Title:	Interim Chief Legal Officer
Date: April 30, 2021

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2020, 2019 and 2018

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2020, 2019 and 2018

Contents:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

The Company performed an assessment of the return condition provision for leased aircraft and engines, which required management to estimate the cost of those maintenance obligations to be included in connection with aircraft and engines lease return.

The Company accounts for the lease return condition provision in accordance with IFRS 16 because the maintenance event is performed at the end of the lease and as a result it does not benefit the Company. The amounts accrued are considered variable payments under IFRS 16 and recognized in profit or loss based on the aircraft utilization over the period starting upon the completion of the major maintenance event occurring prior to aircraft and engines lease return.

The maintenance provision covers the cost to fulfill return condition that must be satisfied at the expiration of the related leases primarily related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed at the return of the lease. The maintenance return condition provision for aircraft and engines also considers deposits paid to the lessor considered as supplemental rental. At December 31, 2020, the Company’s provision for return condition of leased aircraft and engines amounted Ps.2,504,484.

Auditing management’s lease return condition provision was complex as it is based on management’s judgement in estimating the amount and timing of the costs and the discount rate to be used, therefore we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design and operating effectiveness of the Company’s internal controls over the return condition provision for leased aircraft and engines. We tested controls over management´s review of the return cost, the discount rate calculation, timing of recognition, the significant assumptions and the data inputs used in the calculation.

To test the provision for return condition, our procedures included, among others, reviewing the accuracy and completeness of the lease agreements and underlying data, assessing the methodology applied in the calculation of the provision and testing the period in which the event or condition that triggers the payments occurs and critical assumptions, as the projected costs of maintenance for which we compared to historical trends and actual costs incurred in connection with aircraft returned to the lessor or maintenance costs paid at lease return as specified in the lease agreements.

Additionally, we involved our valuation specialists to assist in the evaluation of the discount rate used by the Company.

Impairment of long-lived assets
Description of the Matter

As discussed in Note 2iv to the consolidated financial statements, the Company assesses at each reporting date whether there is objective evidence that a long-lived asset or its cash-generating unit (CGU) may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The Company records impairment charges when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use. In 2020 the Company performed a quantitative impairment test and estimated the recoverable amount of the CGU by calculating the CGU value in use. As a result of this analysis, the Company determined the recoverable amount was in excess of the CGU book value and, therefore, no impairment was recorded.

Auditing management’s long-lived asset impairment test was complex and highly judgmental due to the significant estimation required to determine the value in use. In particular, the value in use estimate was sensitive to significant assumptions, such as changes in the discount rate and revenue growth rate, which are affected by expectations about the impact on future market and economic conditions on the Company, therefore we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment review process, including controls over management’s review of the significant assumptions described above.

To test the impairment analysis our audit procedures included, evaluating the Company’s methodology, assumptions and completeness and accuracy of the data used. We compared the discount rate and revenue growth rate significant assumptions used to current industry and economic trends. We also involved our valuation specialists to assist in the evaluation of the Company’s methodology, significant assumptions including the discount rate and performed sensitivity analysis to evaluate the effect in the recoverable amount of the CGU that would result from changes in the underlying assumptions.

Aircraft maintenance deposits paid to lessors
Description of the Matter

Certain of the Company’s lease agreements require the payment of maintenance deposits to lessors during the lease term for the underlying aircraft and engines leased. The Company has booked aircraft maintenance deposits to lessors of Ps.7,920,934 as of December 31, 2020. Related disclosure is included in Note 11 of the consolidated financial statements.

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft and engines lessors to be held as collateral in advance of the Company’s performance of the related major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs of the specific maintenance event. The Company considers as supplemental rental those maintenance deposits paid for which a maintenance event is not expected to be performed during the term of the aircraft lease, then such deposits are considered as not recoverable by the Company since will be kept by the lessor to cover future maintenance costs.

Maintenance deposits are recorded as recoverable to the extent qualifying maintenance costs are expected to be incurred during the lease term. Any excess is recognized as additional lease expense in the consolidated statements of operations as supplemental rental.

Auditing management’s aircraft and engines maintenance deposits was complex as it is based on significant management’s judgements and assumptions; for example, in estimating the recoverability of these deposits, the estimated time between the maintenance events, the costs of future maintenance and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor, among others, therefore we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of aircraft and engines maintenance deposits, including controls over management’s review of the significant assumptions described above and the data inputs used by management in the determination of the recoverability of maintenance deposits for aircraft and engines.

To test the recoverability of the maintenance deposits, we performed audit procedures that included, among others, inspecting the lease agreements and testing the analysis of the estimates prepared by management to determine the recoverability of the maintenance deposits. We tested the recognition of the unrecoverable amounts as part of supplemental rental by assessing the estimation of the major maintenance costs expected to be incurred by comparing them to historical amounts and/or costs of aircraft and engines maintenance specified in agreements with vendors; we also evaluated the usage projections applied to determine the timing of the maintenance by comparing them with the Company’s scheduled flight plans and the term of the lease agreement.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2005.

Mexico City, Mexico

April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

April 29, 2021

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	(Thousands of		At December 31,
	U.S. dollars*) 2020		2020		2019
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	506,468	Ps.	10,103,385	Ps.	7,979,972
Accounts receivable:
Related parties (Note 7)		3,641		72,629		23,442
Other accounts receivable, net (Note 8)		28,104		560,640		923,000
Recoverable value added tax and others		46,242		922,458		938,532
Recoverable income tax		23,643		471,652		435,360
Inventories (Note 9)		13,984		278,959		301,908
Prepaid expenses and other current assets (Note 10)		42,631		850,425		781,131
Financial instruments (Notes 3 and 5)		10		206		133,567
Guarantee deposits (Note 11)		57,245		1,141,956		600,327
Total current assets		721,968		14,402,310		12,117,239

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		364,994		7,281,157		7,385,334
Right-of-use assets (Note 14)		1,720,223		34,316,217		34,128,766
Intangible assets, net (Note 13)		9,603		191,562		167,397
Financial instruments (Notes 3 and 5)		16		326		2,695
Deferred income taxes (Note 19)		156,830		3,128,555		1,542,536
Guarantee deposits (Note 11)		422,320		8,424,738		7,644,421
Other assets		5,975		119,202		165,546
Other long-term assets		16,294		325,046		141,193
Total non-current assets		2,696,255		53,786,803		51,177,888
Total assets	US$	3,418,223	Ps.	68,189,113	Ps.	63,295,127

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 1d)	US$	293,298	Ps.	5,850,917	Ps.	3,679,926
Suppliers		112,275		2,239,736		1,597,099
Related parties (Note 7)		6,266		124,993		58,554
Accrued liabilities (Note 15a)		118,118		2,356,287		2,531,861
Lease liabilities (Note 14)		325,038		6,484,092		4,720,505
Other taxes and fees payable (Note 1q)		112,096		2,236,161		2,102,455
Income taxes payable		201		4,005		140,609
Financial instruments (Notes 3 and 5)		484		9,657		-
Financial debt (Note 5)		78,144		1,558,884		2,086,017
Other liabilities (Note 15c)		5,074		101,218		407,190
Total current liabilities		1,050,994		20,965,950		17,324,216

Non-current liabilities:
Financial debt (Note 5)		190,276		3,795,749		2,889,952
Accrued liabilities (Note 15b)		3,343		66,698		90,796
Lease liabilities (Note 14)		1,887,163		37,646,450		35,796,540
Other liabilities (Note 15c)		133,727		2,667,683		1,469,595
Employee benefits (Note 16)		2,538		50,627		38,206
Deferred income taxes (Note 19)		10,014		199,771		156,139
Total non-current liabilities		2,227,061		44,426,978		40,441,228
Total liabilities		3,278,055		65,392,928		57,765,444

Equity (Note 18):
Capital stock		171,761		3,426,406		2,973,559
Treasury shares		(11,216)		(223,744)		(169,714)
Contributions for future capital increases		-		1		1
Legal reserve		14,596		291,178		291,178
Additional paid-in capital		236,618		4,720,221		1,880,007
Retained (losses) earnings		(193,265)		(3,855,379)		438,412
Accumulated other comprehensive (loss) income		(78,326)		(1,562,498)		116,240
Total equity		140,168		2,796,185		5,529,683
Total liabilities and equity	US$	3,418,223	Ps.	68,189,113	Ps.	63,295,127

*Convenience translation to U.S. dollars (Ps.19.9487) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	(Thousands of U.S. dollars*, except for earnings		For the years ended December 31,
	per share) 2020		2020		2019		2018
Operating revenues (Notes 1d and 24):
Passenger revenues:
Fare revenues	US$	645,314	Ps.	12,873,174	Ps.	23,129,991	Ps.	18,487,858
Other passenger revenues		431,777		8,613,398		10,569,208		7,892,497
		1,077,091		21,486,572		33,699,199		26,380,355
Non- passenger revenues
Other non-passenger revenues (Note 1d)		44,231		882,360		897,586		697,357
Cargo		10,120		201,881		228,836		227,438
Non-derivatives financial instruments		(20,614)		(411,222)		(72,949)		-
		1,110,828		22,159,591		34,752,672		27,305,150

Other operating income (Note 20)		(36,611)		(730,333)		(327,208)		(621,973)
Fuel expense, net		332,895		6,640,820		11,626,069		10,134,982
Landing, take-off and navigation expenses		205,069		4,090,864		5,108,489		4,573,319
Depreciation of right of use assets (Note 14)		253,098		5,048,976		4,702,971		4,043,691
Salaries and benefits		173,113		3,453,382		3,600,762		3,125,393
Maintenance expenses		58,536		1,167,720		1,488,431		1,497,989
Sales, marketing and distribution expenses		92,278		1,840,819		1,447,637		1,501,203
Aircraft and engine variable lease expenses		92,500		1,845,254		961,657		956,010
Other operating expenses (Note 20)		58,011		1,157,240		1,112,927		1,059,098
Depreciation and amortization (Notes 12 and 13)		45,038		898,445		675,514		500,641
Operating (loss) income		(163,099)		(3,253,596)		4,355,423		534,797

Finance income (Note 21)		5,089		101,511		207,799		152,603
Finance cost (Note 21)		(151,313)		(3,018,484)		(2,269,829)		(1,876,312)
Foreign exchange gain (loss), net		23,591		470,594		1,440,501		(103,790)

(Loss) income before income tax		(285,732)		(5,699,975)		3,733,894		(1,292,702)
Income tax benefit (expense) (Note 19)		70,490		1,406,184		(1,094,831)		349,820
Net (loss) income	US$	(215,242)	Ps.	(4,293,791)	Ps.	2,639,063	Ps.	(942,882)

(Loss) earnings per share basic:	US$	(0.211)	Ps.	(4.203)	Ps.	2.608	Ps.	(0.932)
(Loss) earnings per share diluted:	US$	(0.211)	Ps.	(4.203)	Ps.	2.608	Ps.	(0.932)

*Convenience translation to U.S. dollars (Ps.19.9487) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)
	2020		2020		2019		2018
Net (loss) income for the year	US$	(215,242)	Ps.	(4,293,791)	Ps.	2,639,063	Ps.	(942,882)
Other comprehensive (loss) income:
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges (Note 22)		(87,609)		(1,747,686)		263,495		(283,691)
Income tax effect (Note 19)		2,348		46,835		(74,820)		85,107
Exchange differences on translation of foreign operations		1,202		23,970		8,045		22,156
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Remeasurement (loss) gain of employee benefits (Note 16)		(133)		(2,651)		(10,192)		5,989
Income tax effect (Note 19)		40		794		3,058		(1,797)
Other comprehensive (loss) income for the year, net of tax	US$	(84,152)	Ps.	(1,678,738)	Ps.	189,586	Ps.	(172,236)
Total comprehensive (loss) income for the year, net of tax	US$	(299,394)	Ps.	(5,972,529)	Ps.	2,828,649	Ps.	(1,115,118)

*Convenience translation to U.S. dollars (Ps.19.9487) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

	Capital stock		Treasury Shares		Contributions for future capital increases		Legal reserve		Additional paid- in capital		Retained (losses) earnings		Other comprehensive (loss) income		Total equity
Balance as of December 31, 2017	Ps.	2,973,559	Ps.	(85,034)	Ps.	1	Ps.	291,178	Ps.	1,804,528	Ps.	(1,257,769)	Ps.	98,890	Ps.	3,825,353
Treasury shares		-		(57,320)		-		-		41,590		-		-		(15,730)
Exercise of stock options (Note 17)		-		10,648		-		-		-		-		-		10,648
Long-term incentive plan cost (Note 17)		-		9,045		-		-		(9,045)		-		-		-
Net loss for the period		-		-		-		-		-		(682,500)		-		(682,500)
IFRS 16 adoption		-		-		-		-		-		(260,382)		-		(260,382)
Other comprehensive loss items		-		-		-		-				-		(172,236)		(172,236)
Total comprehensive loss		-		-		-		-		-		(942,882)		(172,236)		(1,115,118)
Balance as of December 31, 2018		2,973,559		(122,661)		1		291,178		1,837,073		(2,200,651)		(73,346)		2,705,153
Treasury shares		-		(75,375)		-		-		56,483		-		-		(18,892)
Exercise of stock options (Note 17)		-		14,773		-		-		-		-		-		14,773
Long-term incentive plan cost (Note 17)		-		13,549		-		-		(13,549)		-		-		-
Net income for the period		-		-		-		-		-		2,639,063		-		2,639,063
Other comprehensive income items		-		-		-		-		-		-		189,586		189,586
Total comprehensive income		-		-		-		-		-		2,639,063		189,586		2,828,649
Balance as of December 31, 2019		2,973,559		(169,714)		1		291,178		1,880,007		438,412		116,240		5,529,683
Capital stock increase (Note 18)		452,847		-		-		-		2,819,985		-		-		3,272,832
Treasury shares		-		(94,564)		-		-		60,763		-		-		(33,801)
Long-term incentive plan cost (Note 17)		-		40,534		-		-		(40,534)		-		-		-
Net loss for the period		-		-		-		-		-		(4,293,791)		-		(4,293,791)
Other comprehensive income loss items		-		-		-		-		-		-		(1,678,738)		(1,678,738)
Total comprehensive loss		-		-		-		-		-		(4,293,791)		(1,678,738)		(5,972,529)
Balance as of December 31, 2020	Ps.	3,426,406	Ps.	(223,744)	Ps.	1	Ps.	291,178	Ps.	4,720,221	Ps.	(3,855,379)	Ps.	(1,562,498)	Ps.	2,796,185
	US$	171,761	US$	(11,216)	US$	-	US$	14,596	US$	236,618	US$	(193,265)	US$	(78,326)	US$	140,168

Convenience translation to U.S. dollars 19.9487) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)
	2020		2020		2019		2018
Operating activities
(Loss) income before income tax	US$	(285,732)	Ps.	(5,699,975)	Ps.	3,733,894	Ps.	(1,292,702)
Non-cash adjustment to reconcile (loss) income before income tax to net cash flows from operating activities:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		298,136		5,947,421		5,378,485		4,544,332
Allowance for credit losses (Note 8)		685		13,664		40,393		10,621
Finance income (Note 21)		(5,089)		(101,511)		(207,799)		(152,603)
Finance cost (Note 21)		128,406		2,561,526		2,265,242		1,876,312
Net foreign exchange differences		(28,753)		(573,591)		(1,722,985)		171,874
Financial instruments (Notes 3 and 4)		65,496		1,306,557		67,629		(455,009)
Amortized Cost (CEBUR)		347		6,930		3,306		-
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 20)		(35,487)		(707,918)		(275,805)		(606,812)
Employee benefits (Note 16)		555		11,079		10,086		6,401
Aircraft and engine lease extension benefit and other benefits from service agreements		(533)		(10,633)		(10,634)		(12,693)
Management incentive and long-term incentive plans		2,445		48,772		32,257		12,919
Cash flows from operating activities before changes in working capital		140,476		2,802,321		9,314,069		4,102,640
Changes in operating assets and liabilities:
Related parties		864		17,252		25,603		(31,422)
Other accounts receivable		39,754		793,045		(367,603)		1,711
Recoverable and prepaid taxes		(1,103)		(22,010)		(425,410)		19,168
Inventories		1,150		22,949		(4,637)		(2,421)
Prepaid expenses		3,670		73,220		(369,860)		(6,001)
Other assets		2,843		56,717		(10,789)		(11,228)
Guarantee deposits		(70,036)		(1,397,131)		(1,168,537)		232,019
Suppliers		44,726		892,232		518,189		14,022
Accrued liabilities		(28,131)		(561,229)		352,475		540,471
Other taxes and fees payable		8,260		164,777		119,700		558,174
Unearned transportation revenue		108,829		2,170,991		1,241,410		145,207
Financial instruments		(63,759)		(1,271,904)		(18,943)		807,644
Other liabilities		38,661		771,229		191,099		(38,875)
		226,204		4,512,459		9,396,766		6,331,109
Interest received		5,089		101,511		207,799		152,602
Income tax paid		(12,759)		(254,525)		(94,922)		(207,004)
Net cash flows provided by operating activities		218,534		4,359,445		9,509,643		6,276,707

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(169,263)		(3,376,576)		(3,483,368)		(2,743,155)
Acquisitions of intangible assets (Note 13)		(6,252)		(124,724)		(77,325)		(71,007)
Pre-delivery payments reimbursements		85,737		1,710,338		704,852		668,365
Proceeds from disposals of rotable spare parts, furniture and equipment		86,382		1,723,205		976,500		756,402
Net cash flows used in investing activities		(3,396)		(67,757)		(1,879,341)		(1,389,395)

Financing activities
Net proceeds from public offering (Note 18)		164,062		3,272,832		-		-
Proceeds from exercised stock options (Note 17)		-		-		14,773		10,648
Treasury shares purchase		(4,740)		(94,564)		(75,375)		(57,320)
Interest paid		(14,007)		(279,423)		(217,018)		(175,170)
Other finance interest paid		(612)		(12,214)		(60,824)		(28,567)
Payments of principal portion of lease liabilities (Note 14)		(306,314)		(6,110,569)		(6,499,802)		(5,710,907)
Payments of financial debt		(107,285)		(2,140,194)		(1,181,726)		(1,193,589)
Proceeds from financial debt		116,464		2,323,292		2,781,132		1,208,846
Net cash flows used in financing activities		(152,432)		(3,040,840)		(5,238,840)		(5,946,059)

Increase (decrease) in cash and cash equivalents		62,706		1,250,848		2,391,462		(1,058,747)
Net foreign exchange differences on cash balance		43,737		872,565		(274,432)		(29,190)
Cash and cash equivalents at beginning of year		400,025		7,979,972		5,862,942		6,950,879
Cash and cash equivalents at end of year	US$	506,468	Ps.	10,103,385	Ps.	7,979,972	Ps.	5,862,942

*Convenience translation to U.S. dollars (19.9487) – Note 1y.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

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

The accompanying consolidated financial statements and notes were approved by the Company's Board of Directors and by the Shareholders on April 26, 2021. These consolidated financial statements were also approved for issuance in the Company's annual report on Form 20-F by the Company's Vice President and Chief Executive Officer, Enrique Beltranena, and the Senior Vice President and Chief Financial Officer, Jaime E. Pous, on April 30, 2021 and subsequent events were considered through that date (Note 25).

a)    Relevant events

Upsized Offering of ADSs

On December 11, 2020, Controladora Vuela Compañía de Aviación, S.A.B. de C.V announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company (Note 18).

Covid-19 commentary

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States.

The first case of COVID-19 in Mexico was confirmed on February 28, 2020. In the following weeks, the Mexican government took various measures in order to prepare the country for a mass contagion, including declaring a national health emergency, asking the public to stay home, closing schools and imposing restrictions on non-essential activities in the public, private and social sectors. As a result of the national health emergency and health security measures imposed by the Mexican government in the spring of 2020, the Company´s capacity as measured by available seat miles (“ASMs”) was reduced. In April and May of 2020, the Company´s capacity as measured by ASMs was reduced by up to 80% and 90%, respectively, and remained reduced from June to November of 2020. Additionally, the Company suspended service on certain routes. Costa Rica, Guatemala and El Salvador imposed operational and migratory restrictions that made it impossible to operate international passenger flights to those countries. A gradual opening of the economy and easing of lockdown measures in Mexico and the other countries in which the Company operates led to a recovery in the ASMs and route operation during the second half of the year, with the Company´s capacity returning to over 100% of 2019 levels for the month of December.

The Company has taken actions to preserve liquidity and sustain its operations during the period, establishing vendor and supplier’s payment deferral, reducing management’s compensations and other salaries and deferring capital expenditures and certain other measures.

Liquidity and cash

The Company implemented a strict liquidity preservation program, which resulted in approximately U.S. $200 million of savings as of December 31, 2020 through items such as cost reductions and deferral agreements with suppliers. In addition, the Company negotiated cost reductions with more than 360 suppliers and cut non-essential expenses. The Company also implemented online training and leave of absence programs in order to reduce costs. As of December 31, 2020, our cash and cash equivalents were Ps.10,103,385.

Fleet plan

The new contractual fleet plan with Airbus allows to the Company to maintain a “cautiously” sized fleet, that will remain at approximately 85 aircraft, net of new deliveries and redeliveries, until 2023.

Customers and employees

Additionally, the Company launched a new biosecurity and cleaning protocol and are communicating proactively with all staff, especially with crews and airport staff, regarding health and COVID-19 developments.

Commercial and network growth opportunities.

The Company is closely monitoring capacity reductions from competitors for possible opportunities, testing new ancillary products and running targeted promotions to test potential stimulation of air travel.

The Company remained focused on price sensitive visiting friends and relatives, leisure and small and medium sized enterprises segments, which continued to show the strongest demand for air travel in Mexico as the market recovers from COVID-19. As of December 31, 2020, Volaris was positioned as the domestic market leader in 2020.

In addition, the Company considered the impact of Covid-19 in preparing their financial statements.

Since the Company business and the airline industry have experienced material adverse impacts due to the COVID-19 pandemic, the Company cannot offer any assurance that these impacts will not intensify to the extent that COVID-19 persists throughout Mexico. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition.

Issuance asset backed trust notes

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of TIIE 28 plus 175 basis points (Note 5b).

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

b) Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

c) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2020 and 2019, for accounting purposes the companies included in the consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			2020	2019
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust (Note 17)	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	100%

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

Code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

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

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed, and the associate flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

As of December 31, 2020, the Company recorded an amount of Ps.1,720,939 related to vouchers to be redeemed by passengers, which were presented as part of the unearned transportation revenues.

Breakdown of revenues:

As of December 31, 2020, 2019 and 2018, the revenues from customers of contracts is described as follows:

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2020	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	8,455,647	Ps.	4,417,527	Ps.	-	Ps.	-	Ps.	12,873,174
Other Passenger Revenues		6,920,141		1,536,206		124,450		32,601		8,613,398
		15,375,788		5,953,733		124,450		32,601		21,486,572
Non-Passenger Revenues
Other Non-Passenger revenues		875,610		6,750		-		-		882,360
Cargo		196,349		5,532		-		-		201,881
Total	Ps.	16,447,747	Ps.	5,966,015	Ps.	124,450	Ps.	32,601	Ps.	22,570,813
Non-derivative financial instruments										(411,222)
									Ps.	22,159,591

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2019	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	15,833,878	Ps.	7,296,113	Ps.	-	Ps.	-	Ps.	23,129,991
Other Passenger Revenues		7,531,725		2,865,555		119,466		52,462		10,569,208
		23,365,603		10,161,668		119,466		52,462		33,699,199
Non-Passenger Revenues
Other Non-Passenger revenues		888,353		9,233		-		-		897,586
Cargo		221,375		7,461		-		-		228,836
Total	Ps.	24,475,331	Ps.	10,178,362	Ps.	119,466	Ps.	52,462	Ps.	34,825,621
Non-derivative financial instruments										(72,949)
									Ps.	34,752,672

Revenue recognition as of	At the flight time				At the sale				Total
December 31, 2018	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	12,336,095	Ps.	6,151,763	Ps.	-	Ps.	-	Ps.	18,487,858
Other Passenger Revenues		5,182,572		2,598,375		68,264		43,286		7,892,497
		17,518,667		8,750,138		68,264		43,286		26,380,355
Non-Passenger Revenues
Other Non-Passenger revenues		685,219		12,138		-		-		697,357
Cargo		221,324		6,114		-		-		227,438
Total	Ps.	18,425,210	Ps.	8,768,390	Ps.	68,264	Ps.	43,286	Ps.	27,305,150

Transactions from unearned transportation revenues.

	2020		2019
January 1,	Ps.	3,679,926	Ps.	2,438,516
Deferred		23,657,563		34,940,609
Recognized in revenue during the year		(21,486,572)		(33,699,199)
December 31,	Ps.	5,850,917	Ps.	3,679,926

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

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Financial assets at fair value through OCI with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

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

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables. For the years ended December 31, 2020 y 2019 the Company recorded expected credit losses on accounts receivable of Ps.13,664 and Ps.40,393, respectively (Note 8).

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

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. During the years ended December 31, 2020 and 2019 the Company has not designated any financial liability as at FVTPL.

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

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2020 and 2019, the Company did not record any impairment loss in the value of its intangible assets.

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

Some other aircraft lease agreements do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, certain of these lease agreements include the obligation to make a maintenance adjustment payment to the lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be made before the termination of the lease; for such agreements the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made, Note 15c). The portion of prepaid maintenance deposits that is deemed unlikely to be recovered and accruals in lien of maintenance deposits, are recorded as a variable lease payment and is presented as supplemental rent in the consolidated statements of operations. For the years ended December 31, 2020, 2019 and 2018, the Company expensed as supplemental rent Ps.421,030, Ps.295,720 and Ps.299,601, respectively.

During the year ended December 31, 2020, 2019 and 2018, the Company added seven, seven and ten new net leases aircraft to its fleet, respectively (Note 14).

During the year ended December 31, 2020, the Company did not extend the lease term of aircraft and engines agreements. During the years ended December 31, 2019 and 2018, the Company extended the lease term of one and two aircraft agreements, respectively. Additionally, the Company extended the lease term of one spare engine in 2019 and two spare engines in 2018. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

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

During the years ended December 31, 2020 and 2019, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.646,219 and Ps.659,082, respectively. For the years ended December 31, 2020 and 2019, the amortization of major maintenance leasehold improvement costs was Ps.652,091 and Ps.450,371, respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts (Note 12e).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

During the years ended December 31, 2020, 2019 and 2018, the Company capitalized borrowing costs which amounted to Ps.384,038, Ps.456,313 and Ps.357,920, respectively (Note 21). The rate used to determine the amount of borrowing cost was 3.58%, 5.10% and 4.41%, for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

During 2020, the Company performed its annual impairment test. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the carrying amount of the CGU did not exceed the value in use. Consequently, for the years ended December 31, 2020, 2019 and 2018, there were no impairment charges recorded in respect of the Company’s cash generating unit.

For the years ended December 31, 2020, there was no impairment charges recorded in respect of the Company’s cash generating unit despite of the consequence of decreased operations as a result of Covid-19.

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

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations and the OCI.

For the year ended December 31, 2020, 2019 and 2018, the exchange rates of local currencies translated to functional currencies are as follows:

				Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies				Exchange rates of local currencies translated to functional currencies
Country	Local currency	Functional currency		Average exchange rate for 2020	Exchange rate as of 2020			Average exchange rate for 2019	Exchange rate as of 2019			Average exchange rate for 2018	Exchange rate as of 2018
Costa Rica	Colon	U.S. dollar	₵.	588.4240	₵.	615.7800	₵.	590.9574	₵.	573.4400	₵.	580.8534	₵.	609.6100
Guatemala	Quetzal	U.S. dollar	Q.	7.7292	Q.	7.8095	Q.	7.7066	Q.	7.6988	Q.	7.5337	Q.	7.7440
El Salvador	U.S Dollar	U.S. dollar	$.	21.4961		$19.9487	$.	19.2618	$.	18.8452	$.	-	$.	-

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2020, 2019 and 2018, were Ps.19.9487, Ps.18.8452 and Ps.19.6829, respectively, per U.S. dollar.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the year ended December 31, 2020, 2019 and 2018, were Ps.23,970, Ps.8,045 and Ps.22,156, respectively.

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

For the years ended December 31, 2020 and 2019, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2020. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

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

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2020, 2019 and 2018 the Company expensed Ps.25,918, Ps.62,825 and Ps.67,680, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2020, 2019 and 2018 the Company recorded an expense for an amount of Ps.0, Ps.80,634 and Ps.50,000, respectively, under the caption salaries and benefits.

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

During 2020, 2019 and 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

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

During the years ended December 31, 2020, 2019 and 2018, the Company expensed Ps.75,040, Ps.49,659 and Ps.19,980, respectively, related to RSUs granted under the LTIP and LTRP. The expenses were recorded under the caption salaries and benefits.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 17). During the years ended December 31, 2020, 2019 and 2018, the Company recorded an expense (benefit) expense for Ps.(1,901), Ps.2,964 and Ps.(186), respectively, related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

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

During the years ended December 31, 2020, 2019 and 2018, the Company recorded an expense (benefit) for Ps.107,204, Ps.37,760 and Ps.(5,052), respectively, related to MIP II into the consolidated statement of operations.

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

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 2020, 2019 and 2018, the employee profit sharing is Ps.13,458, Ps.22,134 and Ps.14,106, respectively, and is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

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

During the years ended December 31, 2020, 2019 and 2018, there were no impairment charges recorded in respect of the Company right-of-use asset.

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

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2020, 2019 and 2018, the Company expensed as variable rent of Ps.1,428,179, Ps.680,964 and Ps.659,106, respectively.

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

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. During the years ended December 31, 2019 and 2018, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the year ended December 31, 2020, the Company recorded the ineffective portion of Ps.448.6 million with respect to derivative financial instruments.

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

x)	Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on consolidated financial statements of the Company.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. This amendment had impact on the consolidated financial statements of the Company (Note 14).

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

These amendments had no impact on the consolidated financial statements of the Company.

y)	Convenience translation

U.S. dollar amounts at December 31, 2020 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.9487 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2020. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent that the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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

During the years ended December 31, 2020, 2019 and 2018, the Company used Ps.0, Ps.214,460 and Ps.154,353, respectively, of the available tax loss carry-forwards.

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

In making these determinations, the Company uses certain assumptions, including, but not limited to estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company’s operations, excluding additions and extensions.

The Company's assumptions about future conditions important to its assessment of potential impairment of its long-lived assets, including the impact of the COVID-19 pandemic to its business, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will updated its analyses accordingly.

The Company has assessed whether any impairment of its long-lived assets existed and has determined that no charges were deemed necessary under applicable accounting standards as of December 31, 2020.

v) Allowance for expected credit loss

An allowance for expected credit loss on accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

vi) Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in its leases, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

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

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2020, 2019 and 2018 represented 28%, 38% and 38%, of the Company’s operating expenses, respectively. The foreign currency risk is disclosed within subsection b) in this note.

During the year ended December 31, 2020 and 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 and 13,492 thousand gallons respectively. Such hedges represented a portion of the projected consumption for the 2Q 2020, 3Q 2020 & 1Q 2021 and for the 4Q 2019, respectively. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons and 70,136 thousand gallons, respectively. Such hedges represent a portion of the projected consumption for the 2Q 2020, 2H 2020 & 2Q 2021 and the year 2020, respectively.

Furthermore, the Company restructured part of its hedging portfolio by unwinding put legs on two Zero-Cost Collars instruments with maturity dates of June & July to reduce crude market exposure, in line with capacity adjustments due to COVID-19 outbreak.

For the year ended December 31, 2020, the Company recognized an unwind of the Zero cost collar of Ps.42,644 which was recognized as part of finance cost.

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

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost Collars.

The Company has a hedging policy in place to stablish guidelines to hedge fuel consumption; nevertheless, with COVID-19 outbreak, capacity was considerably reduced, thereby, ineffectiveness arose in the hedging relationship.

As of December 31, 2020 and 2019, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.206 and Ps.0, respectively. As of December 31, 2020 and 2019 the Zero-Cost Collars outstanding balance was of Ps.(9,657) and Ps.133,567, respectively and are presented as part of the financial assets and financial liabilities in the consolidated statement of financial position. (See Note 4).

During the year ended December 31, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.33,627 (Ps.20,646 which was recognized in the fuel cost and an expense of Ps.12,981 in finance cost).

During the year ended December 31, 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.61,069.

During the year ended December 31, 2018, the intrinsic value of the Asian call options recycled to the fuel cost was a benefit of Ps.402,493.

During the year ended December 31, 2020, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.1,271,462. (Ps.835,884 which was recognized in the fuel cost and an expense of Ps.435,578 in finance cost) and for the year ended December 2019 and 2018 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.9,477. As of December 31, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2020 recognized in other comprehensive income totals Ps.21,650. The (benefit) cost of hedging in December 2019 and 2018 totals Ps.(133,567) and Ps.134,096, and will be recycled to the fuel cost during 2021, as these options expire on a monthly basis and the jet fuel is consumed.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2020
	Jet fuel Asian call and Zero-Cost
	collars option contracts maturities
Jet fuel risk Asian Calls	1 Half 2021		2 Half 2021		2021 Total
Notional volume in gallons (thousands)*		7,280		-		7,280
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.90		-	US$	1.90
Approximate percentage of hedge (of expected
consumption value)		6%		-%		3%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		7,556		-		7,556
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.23/1.93	US$	-	US$	1.23/1.93
Approximate percentage of hedge (of expected
consumption value)		6%		-%		3%
All-in
Approximate percentage of hedge (of expected
consumption value)		12%		-%		6%

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

The calculations were made considering a parallel movement of +/-5% in the spot price of the US Gulf Coast Jet 54 as of December 31, 2020:

Sensitivity of position as of December 31, 2020
effect on equity (U.S. dollars)
US Gulf Coast Jet Fuel 54
spot level
+5%	+0.16M
-5%	-0.16M

Please note this sensitivity was calculated with the net position delta of the portfolio, as change on the underlying price is small enough to be a good proxy.

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

While most of the Company’s revenue is generated in Mexican pesos, 27% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2020, (29% at December 31, 2019 and 32% at December 31, 2018) and U.S. dollar denominated collections accounted for 44%, 43% and 38%, of the Company’s total collections in 2020, 2019 and 2018, respectively.

Company’s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican peso /U.S. dollar exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2020 and 2019 is as set forth below:

	Thousands of U.S. dollars
	2020		2019
Assets:
Cash and cash equivalents	US$	495,612	US$	373,099
Other accounts receivable, net		39,997		23,620
Guarantee deposits		479,566		437,499
Derivative financial instruments		10		7,088
Total assets	US$	1,015,185	US$	841,306

Liabilities:
Financial debt (Note 5)	US$	183,806	US$	176,927
Lease liabilities		2,334,153		2,263,849
Suppliers		174,553		76,471
Other taxes and fees payable		16,105		22,486
Derivative financial instruments		484		-
Total liabilities		2,709,101		2,539,733
Net foreign currency position	US$	(1,693,916)	US$	(1,698,427)

At April 29, 2021, date of issuance of these financial statements, the exchange rate was Ps.19.9785 per U.S. dollar.

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

As of December 31, 2020, the Company did not enter foreign exchange rate derivatives financial instruments. As of December 31, 2019, the Company did not enter foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

During the year ended December 31, 2018, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately, 20% of its future 12 and 6 months of aircraft rental expenses. A portion of the Company’s foreign currency forwards position matured throughout the fourth quarter of 2018 (November & December). As of December 31, 2018, the unrealized gains of Ps.14,241, respectively relating to the foreign currency forward contracts is included in OCI.

For the years ended December 31, 2019 and 2018, the net gains (loss) on the foreign currency forward contracts were Ps.4,199 and Ps.52,516, respectively, which were recognized as part of rental expense in the consolidated statements of operations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD exchange rates, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and liabilities excluding the assets and liabilities associated with non-derivative financial instruments. The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in USD rate	Effect on profit before tax
2020	+5%	Ps.	(253,763)
	-5%		253,763

2019	+5%	Ps.	(155,593)
	-5%		155,593

The movement in the pre-tax effect is a result of a change in the fair value of assets and liabilities denominated in US dollars, where the functional currency of the entity is a currency other than US dollars.

i)	Hedging relationships designating non-derivative financial instruments as hedging instruments for Foreign Exchange (FX) risk

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in a non-functional currency (the USD in this case) as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in USD associated to forecasted revenues by using a portion of USD denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements. The lease liability amount designated as a hedging item during 2019 was USD$2.1 billion.

The outstanding USD balance designated under this hedging strategy as of December 31, 2020 and 2019 amount to US$1.5 billion and USD$1.7 billion respectively, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to USD denominated forecasted revenues over the remaining lease term.

The second FX strategy consists on designating a hedging relationship by using a portion of USD denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/USD) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$410 million, which represent a portion of the financial assets denominated in USD.

The outstanding USD balance designated under this hedging strategy as of December 31, 2020 and 2019 amount to US$60.5 million and USD$166.7 million respectively, which does represent a portion of the recognized financial assets.

Since the hedged items on for both hedging strategies are targeted at mitigating the cash flow variability of highly expected forecasted transactions, these are represented by multiple hedging relationships which do follow the Cash Flow Hedge Accounting Model.

The effective portion of the hedging instrument’s changes in fair value, are taken to the hedge reserve within the OCI, presented as a separate caption within the Company’s Stakeholders Equity, which is in accordance with IFRS 9 criteria.

The amounts recorded in OCI are recycled to profit and loss on a time basis as corresponding USD denominated Income and/or Jet Fuel consumptions do also impact the Company’s operating margin and are presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely matter, as USD denominated income and jet fuel consumption are recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

During the year ended December 31, 2020, the Company determined that a portion of its non-derivative financial instruments designated as hedge accounting were no longer effective, since the jet fuel consumption was lower than anticipated as a result of the adverse effect of COVID-19. The impact of this adjustment in 2020 was a benefit of Ps.111 million in the Company´s net loss for the period. This amount was reclassified from other comprehensive income to comprehensive financial result. Further, Ps.94 million were also reclassified from other comprehensive income to operating expenses during 2020 as a result of the completion of a forecasted transaction designated in a hedge relationship.

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

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR and have the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument.

The cap start date was July 19, 2019, and the maturity date is June 20, 2024; consisting of 59 caplets with the same specifications as the CEBUR coupons for reference rate determination, coupon term, and fair value.

At December 31, 2020 and December 31, 2019, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.1.5 billion had fair values of Ps.326 and Ps.2,695, respectively, recorded in assets.

During the years ended December 31, 2018, the Company did not have any outstanding interest rate derivatives.

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

	December 31, 2020
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,096,543	Ps.	2,554,069	Ps.	3,650,612
Short-term working capital facilities (Note 5)		200,000		-		200,000
Asset backed trust note (Note 5)		250,000		1,250,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		9,657		-		9,657
Lease liabilities:
Aircraft, engines, land and buildings leases		6,484,092		37,646,450		44,130,542
Aircraft and engine lease return obligation		86,801		2,417,683		2,504,484
Total	Ps.	8,127,093	Ps.	43,868,202	Ps.	51,995,295

	December 31, 2019
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,855,956	Ps.	1,452,553	Ps.	3,308,509
Short-term working capital facilities (Note 5)		200,000		-		200,000
Asset backed trust note (Note 5)		-		1,500,000		1,500,000

Lease liabilities:
Aircraft, engines, land and buildings leases		4,720,505		35,796,540		40,517,045
Aircraft and engine lease return obligation		383,093		1,469,595		1,852,688
Total	Ps.	7,159,554	Ps.	40,218,688	Ps.	47,378,242

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

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2020, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

g) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2020 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019. The Company is not subject to any externally imposed capital requirement, other than the legal reserve
(Note 18).

4. Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2020		2019		2020		2019
Assets
Derivative financial instruments	Ps.	532	Ps.	136,262	Ps.	532	Ps.	136,262

Liabilities
Financial debt		(5,350,612)		(5,008,509)		(5,527,332)		(5,194,316)
Derivative financial instruments		(9,657)		-		(9,657)		-
Total	Ps.	(5,359,737)	Ps.	(4,872,247)	Ps.	(5,536,457)	Ps.	(5,058,054)

The following table summarizes the fair value measurements at December 31, 2020:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	206	Ps.	-	Ps.	206
Interest rate Caps		-		326		-		326
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(9,657)		-		(9,657)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,527,332)		-		(5,527,332)
Net	Ps.	-	Ps.	(5,536,457)	Ps.	-	Ps.	(5,536,457)

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

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018:

Instrument	Financial statements line	2020		2019		2018
Jet fuel Asian call options contracts	Fuel	Ps.	(20,646)	Ps.	(61,069)	Ps.	402,493
Jet fuel Zero-Cost collars contracts	Fuel		(835,884)		(9,477)		-
Jet fuel Asian call options contracts	Finance cost		(12,981)		-		-
Jet fuel Zero-Cost collars contracts	Finance cost		(435,578)		-		-
Foreign currency forward	Aircraft and engine rent expenses		-		4,199		52,516
Interest rate cap	Finance cost		(1,468)		(1,282)		-
Total		Ps.	(1,306,557)	Ps.	(67,629)	Ps.	455,009

The following table summarizes the net gain (loss) on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements line	2020		2019		2018
Jet fuel Asian call options contracts	OCI	Ps.	(11,993)	Ps.	11,148	Ps.	(174,984)
Jet fuel Zero cost collars	OCI		(143,224)		256,515		(122,948)
Foreign currency contracts	OCI		-		(14,241)		14,241
Interest rate cap	OCI		(900)		(4,023)		-
Non derivative financial instruments	OCI		(1,591,569)		14,096		-
Total		Ps.	(1,747,686)	Ps.	263,495	Ps.	(283,691)

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2020, 2019 and 2018 were Ps.19.9487, Ps.18.8452 and Ps.19.6829, respectively, per U.S. dollar.

5. Financial assets and liabilities

At December 31, 2020 and 2019, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	2020		2019
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	206	Ps.	-
Jet fuel Zero-Cost collars		-		133,567
Interest rate cap		326		2,695
Total financial assets	Ps.	532	Ps.	136,262

Presented on the consolidated statements of financial position as follows:
Current	Ps.	206	Ps.	133,567
Non-current	Ps.	326	Ps.	2,695

b)	Financial debt

(i)	At December 31, 2020 and 2019, the Company’s short-term and long-term debt consists of the following:

		2020		2019
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,650,612	Ps.	3,308,509

II.	The Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		1,459,871

III.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 300 basis points.		200,000		200,000
IV.	Amortized transaction costs		(15,542)		(22,472)
V.	Accrued interest and other financial cost		19,563		30,061
			5,354,633		4,975,969
Less: Short-term maturities			1,558,884		2,086,017
Long-term		Ps.	3,795,749	Ps.	2,889,952

TIIE: Mexican interbank rate

(ii)	The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2020:

	2021		2022		2023		2024		Total
Santander/Bancomext	Ps.	1,112,629	Ps.	2,554,069	Ps.	-	Ps.	-	Ps.	3,666,698
CEBUR		252,605		500,000		500,000		250,000		1,502,605
Banco Sabadell		200,872		-		-		-		200,872
Total	Ps.	1,566,106	Ps.	3,054,069	Ps.	500,000	Ps.	250,000	Ps.	5,370,175

iii)	Since 2011, the Company has financed the pre-delivery payments with Santander/Bancomext for the acquisition of its aircraft through a revolving financing facility.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2020, the Company was not in compliance with the financial ratio, therefore, the Company requested a waiver to the banks. The company received a waiver dated October 23, 2020, for the covenant regarding the financial ratio for the PDP financing facility that included the third and fourth quarter of 2020 and the first and second quarter of 2021. The waiver was provided by both banks, Santander and Bancomext. At December 31, 2019, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trusts were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CI Banco, S.A. (previously Deutsche Bank México, S.A. Trust 1710 and 1711)).

At December 31, 2020, the Company has available credit lines totaling Ps.9,256,978 of which Ps.6,851,338 were related to financial debt (Ps.1,500,726 were undrawn) and Ps.2,405,640 were related to letters of credit (Ps.214,012 were undrawn). At December 31, 2019, the Company has available credit lines totaling Ps.9,005,008, of which Ps.6,649,358 were related to financial debt (Ps.1,640,849 were undrawn) and Ps.2,355,650 were related to letters of credit (Ps.86,066 were undrawn).

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

The notes have a five year maturity annual reductions of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes start amortizing at the end of the second year.

The asset backed trust notes structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes begins in July of 2021. In addition, early amortization applies if:

i)	An event of retention is not cover in a period of 90 consecutive days.
ii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods.

iii)	Insolvency event of Concesionaria.

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 300 basis points. The “Sabadell” working capital facility has the following covenant:

i)	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding

During the years ended on December 31, 2020 and 2019, we were in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

Changes in liabilities arising from financing activities

At December 31, 2020 and 2019, the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2020		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification		Other		December 31, 2020
Current interest-bearing loans and borrowings	Ps.	2,086,017	Ps.	(1,231,695)	Ps.	(10,498)	Ps.	(32,491)	Ps.	747,551	Ps.	-	Ps.	1,558,884
Non-current interest - bearing loans and borrowings		2,889,952		1,374,678		-		231,612		(747,551)		47,058		3,795,749
Total liabilities from financing activities	Ps.	4,975,969	Ps.	142,983	Ps.	(10,498)	Ps.	199,121	Ps.	-	Ps.	47,058	Ps.	5,354,633

	January 1, 2019		Net cash Flows		Accrued Interest		Foreign exchange movement		Current vs non- current reclassification		Other		December 31, 2019
Current interest-bearing loans and borrowings	Ps.	1,212,259	Ps.	(633,609)	Ps.	13,698	Ps.	(41,173)	Ps.	1,534,842	Ps.	-	Ps.	2,086,017
Non-current interest - bearing loans and borrowings		2,310,939		2,273,143		-		(122,466)		(1,534,842)		(36,822)		2,889,952
Total liabilities from financing activities	Ps.	3,523,198	Ps.	1,639,534	Ps.	13,698	Ps.	(163,639)	Ps.	-	Ps.	(36,822)	Ps.	4,975,969

c)	Other financial liabilities

		2020		2019
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Zero-Cost Collar options	Ps.	9,657	Ps.	-
Total financial liabilities	Ps.	9,657	Ps.	-
Presented on the consolidated statements of financial position as follows:
Current	Ps.	9,657	Ps.	-
Non-current	Ps.	-	Ps.	-

6.	Cash and cash equivalents

An analysis of this caption is as follows:

	2020		2019
Cash in banks	Ps.	6,907,295	Ps.	4,612,927
Short-term investments		3,068,618		3,231,125
Cash on hand		36,432		44,880
Restricted funds held in trust related to debt service reserves		91,040		91,040
Total cash and cash equivalents	Ps.	10,103,385	Ps.	7,979,972

As of December 31, 2020 and 2019, the Company recorded a portion of advance ticket sales by an amount of Ps.91,040 and Ps.91,040, respectively, as a restricted fund (Note 1e). The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

7.	Related parties

a)	An analysis of balances due from/to related parties at December 31, 2020 and 2019 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2020		2019		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	72,629	Ps.	23,442	30 days
			Ps.	72,629	Ps.	23,442

Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	80,681	Ps.	-	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	Mexico/El Salvador		39,284		1,474	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		4,823		-	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		166		996	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		39		16,246	30 days
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador		-		39,838	30 days
			Ps.	124,993	Ps.	58,554

b)	During the years ended December 31, 2020, 2019 and 2018, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2020		2019		2018
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	Ps.	148,964	Ps.	208,968	Ps.	8,358
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	239,118	Ps.	201,624	Ps.	341,726
Technical support	Mexico/El Salvador		3,945		5,815		4,796
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		73,167		37,026		-
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		32,193		-		-
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		5,582		1,321		1,672
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		4,823		-		-
Servprot, S.A. de C.V.
Security services	México		3,464		3,120		2,804
Human Capital International HCI, S.A. de C.V.
Professional fees	México		-		-		324

Frontier started having transactions with the Company in September 2018. As of December 31, 2020 and 2019, there have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2020 and 2019, no provision for expected credit losses had been recognized.

c)	Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. As of December 31, 2020 and 2019 Servprot did not have net balance under this agreement. During the years ended December 31, 2020, 2019 and 2018 the Company expensed Ps.3,464, Ps.3,120 and Ps.2,804, respectively for this concept.

d)	Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5-year term. As of December 31, 2020 and 2019, the balances due under the agreement with Aeroman were Ps.39,284 and Ps.1,474, respectively. The Company incurred expenses in aircraft, engine maintenance and technical support under this agreement of Ps.243,063, Ps.207,439 and Ps.346,522 for the years ended December 31, 2020, 2019 and 2018, respectively.

e)	Human Capital International

Human Capital International HCI, S.A. de C.V. (“Human Capital International”), was a related party until April 19, 2018, because Rodolfo Montemayor Garza, a former member of the Company’s board of directors, is founder and chairman of the board of directors of Human Capital International. Human Capital International provided the Company with services regarding the selection and hiring of executives. As of December 31, 2018, Human Capital International did not have net balance under this agreement. For the year ended December 31, 2018, the Company recognized an expense under this agreement of Ps.324.

f)	OneLink

Onelink, S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 and until June 30,2020 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability.

As of December 31, 2020 and 2019, the account payable under this agreement was Ps.0 and Ps.39,838, respectively. For the years ended December 31, 2020, 2019 and 2018, Company recognized an expense under this agreement of Ps.73,167, Ps.37,026 and Ps.0, respectively.

g)	Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the Company. As of December 31, 2020 and 2019, MACF, the balance due under the agreement was Ps.166 and Ps.996, respectively. For the years ended December 31, 2020, 2019 and 2018, the Company expensed Ps.5,582, Ps.1,321 and Ps.1,672, respectively, for this concept.

h)	Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies. As of December 31, 2020 and 2019, the account receivable under this agreement was Ps.72,629 and Ps.23,442, respectively. Additionally, as of December 31, 2020 and 2019, the account payable under this agreement was Ps.39 and Ps.16,246, respectively. For the year ended December 31, 2020, 2019 and 2018 the Company recognized revenue under this agreement of Ps.148,964, Ps.208,968 and Ps.8,358, respectively.

i)	Grupo Aeroportuario del Centro Norte (OMA)

In April 22, 2020, Grupo Aeroportuario del Centro Norte (OMA) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors the Company and OMA. As of December 31, 2020, the account payable under this agreement was Ps.80,681. For the year ended December 31, 2020, the Company expensed Ps.32,193 for this concept.

j)	Chevez, Ruiz, Zamarripa y Cia, S.C. (Chevez)

Chevez, Ruiz, Zamarripa y Cia, S.C. (Chevez) is a related party because Mr. José Luis Fernández Fernández is an independent member of the Board of Directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to us. As of December 31, 2020, the balances due to Chevez under the tax advisory services provided to the Company were Ps.4,823. For the year ended December 31, 2020, the Company expensed Ps.4,823 for this concept.

k)	Directors and officers

During the year ended December 31, 2020, 2019 and 2018, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.5,762, Ps.8,085 and Ps.7,178, respectively, and the rest of the directors received a compensation of Ps.3,692, Ps.4,367 and Ps.5,217, respectively.

During the years ended December 31, 2020, 2019 and 2018, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.253,681, Ps.237,846 and Ps.180,001, respectively, these amounts were recognized in salaries and benefits in the consolidated statement of operations.

For the years ended December 31, 2020, 2019 and 2018 the cost of the share-based payments transactions (MIP and LTIP) were Ps.75,040, Ps.49,659 and Ps.19,980, respectively. The cost (benefit) of the cash-settled payments transactions MIP II and SARs were Ps.105,303, Ps.40,724 and Ps.(5,238), respectively (Note 17).

The Company has a short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance target. During the years ended December 31, 2020, 2019 and 2018, the Company recorded a provision in the amount of Ps.0, Ps.80,634 and Ps.50,000, respectively.

8.	Other accounts receivable, net

An analysis of other accounts receivable at December 31, 2020 and 2019, is detailed below:

	2020		2019
Current:
Credit cards	Ps.	231,260	Ps.	389,634
Benefits from suppliers		105,947		26,989
Other accounts receivable		87,204		189,904
Other points of sales		67,315		102,002
Cargo clients		45,201		46,600
Employees		36,287		29,681
Travel agencies and insurance commissions		16,099		76,975
Marketing services receivable		4,020		7,024
Airport services		15		42,894
Affinity credit card		-		49,040
Settlement receivable		-		2,422
Insurance claims		-		143
		593,348		963,308
Allowance for credit losses		(32,708)		(40,308)
	Ps.	560,640	Ps.	923,000

Accounts receivable have the following aging:

Days	2020 Impaired		2020 Not impaired		Total 2020		2019 Impaired		2019 Not impaired		Total 2019
0–30	Ps.	4,090	Ps.	486,001	Ps.	490,091	Ps.	5,804	Ps.	722,651	Ps.	728,455
31–60		-		13,872		13,872		-		64,983		64,983
61–90		-		6,081		6,081		-		19,274		19,274
91–120		28,618		54,686		83,304		34,504		116,092		150,596
	Ps.	32,708	Ps.	560,640	Ps.	593,348	Ps.	40,308	Ps.	923,000	Ps.	963,308

The movement in the allowance for credit losses from January 1, 2018 to December 31, 2020 is as follows:

Balance as of January 1st, 2018	Ps.	(17,809)
Write-offs		17,126
Increase in allowance		(10,621)
Balance as of December 31, 2018		(11,304)
Write-offs		11,389
Increase in allowance		(40,393)
Balance as of December 31, 2019		(40,308)
Write-offs		21,264
Increase in allowance		(13,664)
Balance as of December 31, 2020	Ps.	(32,708)

9.	Inventories

An analysis of inventories on December 31, 2020 and 2019 is as follows:

	2020		2019
Spare parts and accessories of flight equipment	Ps.	271,454	Ps.	294,390
Miscellaneous supplies		7,505		7,518
	Ps.	278,959	Ps.	301,908

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the years ended as of December 31, 2020, 2019 and 2018, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.234,691, Ps.284,687 and Ps.290,206, respectively.

10.	Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2020 and 2019 is as follows:

	2020		2019
Flight credits	Ps.	389,927	Ps.	-
Advances to suppliers		163,044		283,340
Sales commission to travel agencies (Note 1d)		151,342		84,239
Other prepaid expenses		81,803		115,054
Prepaid insurance		64,309		88,941
Advances to components suppliers		-		209,557
	Ps.	850,425	Ps.	781,131

11.	Guarantee deposits

An analysis of this caption on December 31, 2020 and 2019 is as follows:

	2020		2019
Current asset:
Credit letters deposits	Ps.	829,918	Ps.	-
Aircraft maintenance deposits paid to lessors (Note 1j)		279,390		576,505
Deposits for rental of flight equipment		23,584		-
Other guarantee deposits		9,064		23,822
		1,141,956		600,327
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		7,641,544		7,047,360
Deposits for rental of flight equipment		741,871		557,530
Other guarantee deposits		41,323		39,531
		8,424,738		7,644,421
	Ps.	9,566,694	Ps.	8,244,748

12.	Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2020		At December 31, 2019		At December 31, 2020		At December 31, 2019		At December 31, 2020		At December 31, 2019
Leasehold improvements to flight equipment	Ps.	5,092,049	Ps.	4,220,672	Ps.	(3,354,166)	Ps.	(2,679,884)	Ps.	1,737,883	Ps.	1,540,788
Pre-delivery payments*		4,920,126		4,507,770		-		-		4,920,126		4,507,770
Flight equipment		1,689,473		1,287,102		(1,223,560)		(553,852)		465,913		733,250
Construction and improvements in process		53,545		474,240		-		-		53,545		474,240
Constructions and improvements		175,407		172,460		(148,391)		(131,510)		27,016		40,950
Computer equipment		49,945		47,566		(42,126)		(34,495)		7,819		13,071
Workshop tools		27,727		26,875		(24,398)		(22,023)		3,329		4,852
Electric power equipment		20,448		20,412		(12,773)		(11,400)		7,675		9,012
Communications equipment		14,803		14,099		(9,038)		(8,322)		5,765		5,777
Workshop machinery and equipment		20,574		16,301		(7,641)		(6,092)		12,933		10,209
Motorized transport equipment platform		15,247		15,026		(7,924)		(5,392)		7,323		9,634
Service carts on board		9,216		7,675		(6,112)		(5,554)		3,104		2,121
Office furniture and equipment		67,035		70,709		(35,309)		(34,049)		31,726		36,660
Allowance for obsolescence		(3,000)		(3,000)		-		-		(3,000)		(3,000)
Total	Ps.	12,152,595	Ps.	10,877,907	Ps.	(4,871,438)	Ps.	(3,492,573)	Ps.	7,281,157	Ps.	7,385,334

*During the years ended December 31, 2020, 2019 and 2018, the Company capitalized borrowing costs of Ps.384,038, Ps.456,313 and Ps.357,920, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.401,862, Ps.328,571 and Ps.242,678, respectively.

	Flight equipment		Constructions and improvements		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Allowance for obsolescence		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net book amount as of December 31, 2018	Ps.	664,322	Ps.	15,235	Ps.	16,547	Ps.	38,306	Ps.	5,122	Ps.	3,369	Ps.	446	Ps.	4,911	Ps.	4,481	Ps.	126	Ps.	-	Ps.	3,672,090	Ps.	142,738	Ps.	1,214,589	Ps.	5,782,282
Additions		692,186		5,596		1,730		1,461		2,487		3,137		-		355		4,278		2,273		(3,000)		1,412,790		525,556		661,954		3,310,803
Disposals and transfers		(538,370)		-		(131)		(10)		-		-		-		(2)		(35)		-		-		(704,852)		(3,957)		-		(1,247,357)
Borrowing costs, net*		-		-		-		-		-		-		-		-		-		-		-		127,742		-		-		127,742
Other movements		-		34,840		1,999		2,757		2,487		284		9,529		1,446		2,529		-		-		-		(190,097)		133,939		(287)
Depreciation		(84,888)		(14,721)		(7,074)		(5,854)		(1,084)		(1,938)		(341)		(933)		(1,044)		(278)		-		-		-		(469,694)		(587,849)
As of December 31, 2019		733,250		40,950		13,071		36,660		9,012		4,852		9,634		5,777		10,209		2,121		(3,000)		4,507,770		474,240		1,540,788		7,385,334
Cost		1,287,102		172,460		47,566		70,709		20,412		26,875		15,026		14,099		16,301		7,675		(3,000)		4,507,770		474,240		4,220,672		10,877,907
Accumulated depreciation		(553,852)		(131,510)		(34,495)		(34,049)		(11,400)		(22,023)		(5,392)		(8,322)		(6,092)		(5,554)		-		-		-		(2,679,884)		(3,492,573)
Net book amount as of December 31, 2019		733,250		40,950		13,071		36,660		9,012		4,852		9,634		5,777		10,209		2,121		(3,000)		4,507,770		474,240		1,540,788		7,385,334
Additions		668,376		128		1,648		733		-		851		-		-		-		1,541		-		2,185,902		176,607		646,219		3,682,005
Disposals and transfers		(861,761)		-		-		-		-		-		-		-		-		-		-		(1,755,724)		(354,146)		-		(2,971,631)
Borrowing costs, net*		-		-		-		-		-		-		-		-		-		-		-		(17,822)		-		-		(17,822)
Other movements		-		2,317		713		101		36		-		222		1,083		4,273		-		-		-		(243,156)		235,509		1,098
Depreciation		(73,952)		(16,379)		(7,613)		(5,768)		(1,373)		(2,374)		(2,533)		(1,095)		(1,549)		(558)		-		-		-		(684,633)		(797,827)
As of December 31, 2020		465,913		27,016		7,819		31,726		7,675		3,329		7,323		5,765		12,933		3,104		(3,000)		4,920,126		53,545		1,737,883		7,281,157
Cost		1,689,473		175,407		49,945		67,035		20,448		27,727		15,247		14,803		20,574		9,216		(3,000)		4,920,126		53,545		5,092,049		12,152,595
Accumulated depreciation		(1,223,560)		(148,391)		(42,126)		(35,309)		(12,773)		(24,398)		(7,924)		(9,038)		(7,641)		(6,112)		-		-		-		(3,354,166)		(4,871,438)
Net book amount as of December 31, 2020	Ps.	465,913	Ps.	27,016	Ps.	7,819	Ps.	31,726	Ps.	7,675	Ps.	3,329	Ps.	7,323	Ps.	5,765	Ps.	12,933	Ps.	3,104	Ps.	(3,000)	Ps.	4,920,126	Ps.	53,545	Ps.	1,737,883	Ps.	7,281,157

a) Depreciation expense for the years ended December 31, 2020, 2019 and 2018, was Ps.797,827, Ps.587,849 and Ps.427,756, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

In November 2018, the Company amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. Also, in this amendment Volaris used its rights on the Airbus Purchase Agreement to convert six A320NEO into A321NEO.  In July 2020, we amended the agreement with Airbus to reschedule the 80 aircraft deliveries between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule the remaining 18 fleet deliveries between 2020 and 2022.

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

The Company received credit notes from P&W in December 2017 of Ps.58,530 (US$3.06 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2020, and 2019, the Company amortized a corresponding benefit from these credit notes of Ps.4,878 and Ps.4,878, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2020 and 2019, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.2,185,902 (US$102.7 million) and Ps.1,412,790 (US$75.0 million), respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 96 Airbus A320 family aircraft during the following eight years (from January 2021 to October 2028). The agreement provides for the addition of 96 Aircraft to its fleet as follows: four in 2021, twelve in 2022, three in 2023, thirteen in 2024, fifteen in 2025, twenty-five in 2026, eleven in 2027 and thirteen in 2028.

Commitments to acquisitions of property and equipment are disclosed in Note 23.

During the years ended December 31, 2020, 2019 and 2018 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.710,522, Ps.284,759 and Ps.609,168, respectively, that was recorded under the caption other operating income in the consolidated statement of operations, only the amount of gains that relates to the rights transferred to the buyer-lessor. The rest of the gains are amortized under the lease term (Note 20).

d) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of Ps.28,110 (US$1.5 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2020, 2019 and 2018, the Company amortized a corresponding benefit from these credit notes of Ps.5,230, Ps.5,230 and Ps.7,191, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

e) On September 5, 2019, the Company acquired one previously leased A319 aircraft from the lessor, which was accounted for a cost for a total amount of Ps.392,076 (US$19,600). This transaction did not generate any gain or loses in our consolidated statements of operations.

The Company identified the major components as separate parts at their respective cost. These major components of the aircraft are presented as part of the aircraft and depreciated over their useful life.

During the month of December 2019, the Company sold the recently acquired aircraft engines in a sale and lease back transaction. As of December 31, 2020, the carry amount of the remaining owned aircraft and the depreciation was Ps.52,984 and Ps.5,946, respectively. As of December 31, 2019, the carry amount of the remaining owned aircraft and the depreciation was Ps.54,771 and Ps.1,787, respectively.

13. Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful		Gross value				Accumulated amortization				Net carrying amount
	Life		At December 31,
	years		2020		2019		2020		2019		2020		2019
Software	1 – 4	Ps.	704,257	Ps.	579,360	Ps.	(512,695)	Ps.	(411,963)	Ps.	191,562	Ps.	167,397

Balance as of January 1st, 2019	Ps.	179,124
Additions		77,325
Disposals		-
Amortization		(87,667)
Exchange differences		(1,385)
Balance as of December 31, 2019		167,397
Additions		124,724
Disposals		-
Amortization		(100,618)
Exchange differences		59
Balance as of December 31, 2020	Ps.	191,562

Software amortization expense for the years ended December 31, 2020, 2019 and 2018 was Ps.100,618, Ps.87,667 and Ps.72,885, respectively. These amounts were recognized in depreciation and amortization in the consolidated statements of operations.

14. Leases

The most significant leases are as follows:

a) Aircraft and engine represent the Company´s most significant lease agreements. At December 31, 2020, the Company leases 85 aircraft (81 as of December 31, 2019) and 18 spare engines under lease agreements (14 as of December 31, 2019) that have maximum terms through 2033. These leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines, leases*:

Aircraft Type	Model	At December 31, 2020	At December 31, 2019
A319	132	3	3
A319	133	2	4
A320	233	39	39
A320	232	1	2
A320NEO	271N	24	17
A321	231	10	10
A321NEO	271N	6	6
		85	81

Engine spare Type	Model	At December 31, 2020	At December 31, 2019
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	5	3
PW1100	PW1133G-JM	1	1
		18	14

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2020, the Company added seven new leased aircraft to its fleet (seven A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement). Also, the Company returned three aircraft to their respective lessors.

During the year ended December 31, 2020, the Company also leased two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

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

During the year ended December 31, 2019, the Company also leased two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases. Additionally, during 2019 the Company extended the lease term of one spare engine (effective from November 2019).

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

During the year ended December 31, 2018, the Company also added two NEO spare engines to its fleet based on the terms of the Pratt & Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As at January 1st, 2019	Ps.	31,126,169	Ps.	579,696	Ps.	176,188	Ps.	31,882,053
Additions	6,676,492		230,200		42,992			6,949,684
Depreciation on right of use assets	(4,490,572)		(132,698)		(79,701)			(4,702,971)
As at December 31, 2019	33,312,089		677,198		139,479			34,128,766
Additions	4,876,071		362,081		15,222			5,253,374
Disposals	(17,742)		-		-			(17,742)
Foreign exchange effect	-		-		795			795
Depreciation on right of use assets	(4,763,928)		(210,079)		(74,969)			(5,048,976)
As at December 31, 2020	Ps.	33,406,490	Ps.	829,200	Ps.	80,527	Ps.	34,316,217

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2020		2019
As at January 1st	Ps.	40,517,045	Ps.	39,565,146
Additions	5,572,764		7,186,613
Disposals	(231,566)		-
Accretion of interest	2,218,982		2,037,540
Foreign exchange effect	2,163,886		(1,772,452)
Payments	(6,110,569)		(6,499,802)
As at 31 December	Ps.	44,130,542	Ps.	40,517,045
Current	Ps.	6,484,092	Ps.	4,720,505
Non-current	Ps.	37,646,450	Ps.	35,796,540

The Company applied practical expedients to leases from applying IFRS 16 guidance on lease modification accounting for rent concessions for those lease modifications arising as a direct result of COVID-19. The net impact on the consolidated statements of operations for 2020 was Ps.190,811, which reflects the changes to lease payments that arose from such concessions.

The following are the amounts recognized in profit or loss:

	As of December 31, 2020		As of December 31, 2019		As of December 31, 2018
Depreciation of right-of-use assets	Ps.	(5,048,976)	Ps.	(4,702,971)	Ps.	(4,043,691)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 21)	(2,350,250)		(2,128,162)		(1,755,978)
Aircraft and engine variable expenses	(1,845,254)		(961,657)		(956,010)
Total amount recognized in profit or loss	Ps.	(9,244,480)	Ps.	(7,792,790)	Ps.	(6,755,679)

The Company had total cash outflows for leases of Ps.6,110,569 in 2020 (Ps.6,499,802 in 2019 and Ps.5,710,907 in 2018).

i)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term.

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2020, 2019 and 2018, the Company expensed as supplemental rent Ps.1,428,179, Ps.680,964 and Ps.659,106, respectively.

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

15. Accrued liabilities

a) An analysis of current accrued liabilities at December 31, 2020 and 2019 is as follows:

	2020		2019
Fuel and traffic accrued expenses	Ps.	1,285,931	Ps.	1,507,659
Salaries and benefits	337,467		296,829
Sales, marketing and distribution accrued expenses	179,342		230,935
Maintenance deposits	174,549		132,085
Accrued administrative expenses	122,729		81,124
Maintenance and aircraft parts accrued expenses	98,942		120,254
Others	86,374		48,526
Information and communication accrued expenses	35,359		67,808
Deferred revenue from V Club membership	20,830		35,465
Supplier services agreement	10,634		10,634
Benefits from suppliers	3,888		-
Advances from travel agencies	242		542
	Ps.	2,356,287	Ps.	2,531,861

b) Non-current accrued liabilities at December 31, 2020 and 2019 is as follows:

	2020		2019
Supplier services agreement	Ps.	45,270	Ps.	55,905
Benefits from suppliers	16,847		19,439
Other	4,581		15,452
	Ps.	66,698	Ps.	90,796

c) An analysis of other liabilities is as follows:

	Balance as of January 1, 2020		Increase for the year		Payments		Balance as of December 31, 2020
Aircraft and engine lease return obligation	Ps.	1,852,688	Ps.	2,126,401	Ps.	(1,474,605)	Ps.	2,504,484
Guarantee deposit	-		250,000		-		250,000
Employee profit sharing (Note 16)	24,097		20,810		(30,490)		14,417
	Ps.	1,876,785	Ps.	2,397,211	Ps.	(1,505,095)	Ps.	2,768,901

Current maturities							Ps.	101,218
Non-current							Ps.	2,667,683

	Balance as of January 1, 2019		Increase for the year		Payments		Balance as of December 31, 2019
Aircraft and engine lease return obligation	Ps.	1,831,045	Ps.	725,506	Ps.	(703,863)	Ps.	1,852,688
Employee profit sharing (Note 16)	14,984		22,134		(13,021)		24,097
	Ps.	1,846,029	Ps.	747,640	Ps.	(716,884)	Ps.	1,876,785

Current maturities							Ps.	407,190
Non-current							Ps.	1,469,595

During the years ended December 31, 2020 and 2019 no cancellations or write-offs related to these liabilities were recorded.

On September 12, 2012, the Company entered into a cobrand credit card agreement with Banco Invex, S.A., Institución de Banca Múltiple, Invex, Grupo Financiero Invex “Invex”.

On June 26, 2020, the Company signed a new amendment with Invex. Through this agreement, Invex pays certain commissions to Volaris related to the cobrand credit card and Invex’s clients receive vouchers to be redeemed in different Volaris services under certain conditions. A portion of the voucher cost is paid by Volaris and the remaining amount by Invex.

During the year ended December 31, 2020, Invex prepaid certain commissions to Volaris, which were recorded as part of other liabilities.

16. Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2020, 2019 and 2018, are as follows:

	2020		2019		2018
Analysis of net period cost:
Current service cost	Ps.	8,449	Ps.	8,214	Ps.	4,977
Interest cost on benefit obligation	2,630		1,872		1,424
Net period cost	Ps.	11,079	Ps.	10,086	Ps.	6,401

Changes in the defined benefit obligation are as follows:

	2020		2019
Defined benefit obligation at January 1,	Ps.	38,151	Ps.	18,153
Net period cost charged to profit or loss:
Current service cost	8,449		8,214
Interest cost on benefit obligation	2,630		1,872
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions	2,651		10,192
Payments made	(1,254)		(225)
Defined benefit obligation at December 31,	Ps.	50,627	Ps.	38,206

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2020	2019	2018
Financial:
Discount rate	7.04%	7.18%	9.91%
Expected rate of salary increases	5.50%	5.50%	5.65%
Annual increase in minimum salary	4.00%	4.00%	4.15%

Biometric:
Mortality (1)	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(2)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits at December 31, 2020 and 2019, respectively, are as follows:

	2020		2019
Employee profit-sharing (Note 15c)	Ps.	14,417	Ps.	24,097

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

In November 2020, 2019 and 2018, the extensions to the LTIP were approved by the Company’s shareholder’s and Company’s Board of Directors, respectively. The total cost of the extensions approved were Ps.92,132 (Ps.59,899 net of withheld taxes), Ps.86,772 (Ps.56,407 net of withheld taxes) and Ps.63,961 (Ps.41,590 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2020, 2019 and 2018, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

Number of Series A shares
Outstanding as of January 1st, 2018	820,088 *
Purchased during the year	3,208,115
Granted during the year	-
Exercised/vested during the year	(353,457)
Forfeited during the year	(121,451)
Outstanding as of December 31, 2018	3,553,295 *
Purchased during the year	2,694,600
Granted during the year	-
Exercised/vested during the year	(959,614)
Forfeited during the year	(173,090)
Outstanding as of December 31, 2019	5,115,191
Purchased during the year	3,159,763
Granted during the year	-
Exercised/vested during the year	(2,142,426)
Forfeited during the year	(327,217)
Outstanding as of December 31, 2020	5,805,311 *

*These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2020, 2019 and 2018.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
2,979,412	November 2020 – 2021
1,819,440	November 2021 – 2022
1,006,459	November 2022 – 2023
5,805,311

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2020, 2019 and 2018, the compensation expense recorded in the consolidated statement of operations amounted to Ps.75,040, Ps.49,659 and Ps.19,980, respectively. All shares held in the Administrative Trust are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During 2020, 2019 and 2018, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2020, 2019 and 2018, were (327,217), (173,090) and (121,451), respectively.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a 3 years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 at such date.

Fair value of the SARs was measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2019 and 2018 were Ps.1,901 and Ps.537, respectively. The retention plan granted in previous periods expired in November 2020.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2020, 2019 and 2018, the Company recorded a expense (benefit) of Ps.(1,901), Ps.2,964 and Ps.(186), respectively, in the consolidated statement of operations.

The fair value of these SARs was estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted.

During the years ended December 31, 2019, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.2,395.

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

In 2019, the key employees exercised 2,780,000 Series A shares. As a result, the key employees paid to the Management Trust Ps.14,773 corresponding to the exercised shares for the year ended December 31, 2019. During 2020, there were no exercised shares under the MIP.

Thereafter, the Company received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the year:

	Number of share options		Exercise price in Mexican pesos		Total in thousands of Mexican pesos
Outstanding as of December 31, 2018	Ps.	10,433,981	Ps.	5.31	Ps.	55,441
Granted during the year	-		-		-
Forfeited during the year	-		-		-
Exercised during the year	(2,780,000)		5.31		(14,773)
Outstanding as of December 31, 2019	7,653,981		5.31		40,668
Granted during the year	-		-		-
Forfeited during the year	-		-		-
Exercised during the year	-		-		-
Outstanding as of December 31, 2020	Ps.	7,653,981	Ps.	5.31	Ps.	40,668

At December 31, 2020 and 2019, 7,653,981 and 7,653,981 share options pending to exercise were considered as treasury shares, respectively.

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

The carrying amount of the liability relating to the SARs as of December 31, 2020 and 2019 was Ps.177,770 and Ps.70,567, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2020 and 2019, the Company recorded a (benefit) expense of Ps.107,204 and Ps.37,760, respectively, in the consolidated statement of operations. No SARs were exercised during 2020.

The vesting schedule is summarized in the table below:

Number of SARs		Vesting date
3,391,020		February 2021
3,391,020	*

* Includes forfeited SARs of 0, 0 and 1,563,520, for the years ended December 31, 2020, 2019 and 2018, respectively.

The expense (benefit) recognized for the Company’s retention plans during the year is shown in the following table:

	2020		2019		2018
Expense (benefit) arising from cash-settled share-based payments transactions	Ps.	105,303	Ps.	40,724	Ps.	(5,238)
Expense arising from equity-settled share-based payments transactions	75,040		49,659		19,980
Total expense arising from share-based payments transactions	Ps.	180,343	Ps.	90,383	Ps.	14,742

d) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.9.74, Ps.16.80 and Ps.16.12 for the years ended 2020, 2019 and 2018, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Trust Agreement number CIB/3081 was created by Controladora Vuela, Compañia de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares hold as of December 31, 2020 and 2019 available to be exercised is 5,233,693 and 2,072,344, respectively.

18. Equity

As of December 31, 2020, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,077,914,326	1,077,924,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 17)	-	(19,020,202)	( 19,020,202	)(1)
	24,180	1,146,932,295	1,146,956,475

(1) The number of forfeited shares as of December 31, 2020 were 327,217, which are include in treasury shares.

On December 11, 2020, Controladora Vuela Compañía de Aviación, S.A.B. de C.V announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company. The Company currently intends to use the net proceeds of approximately USD164,419,000 (after the deduction of the underwriters´ commission and expenses payable by the Company) from the offering for general corporate purposes. The increase in capital stock amounts of Ps.3,272,832.

As of December 31, 2019, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares (Note 17)	-	(15,136,057)	(15,136,057)	(1)
	24,180	996,716,440	996,740,620

(1)The number of forfeited shares as of December 31, 2019 were 294,541, which are include in treasury shares.

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

During the years ended December 31, 2020 and 2019, the Company did not declare any dividends.

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

The following table shows the calculations of the basic and diluted earnings (loss) income per share for the years ended December 31, 2020, 2019 and 2018.

	At December 31,
	2020		2019		2018 (Adjusted)
Net (loss) income for the period	Ps.	(4,293,791)	Ps.	2,639,063	Ps.	(942,882)
Weighted average number of shares outstanding (in thousands):
Basic		1,021,561		1,011,877		1,011,877
Diluted		1,021,561		1,011,877		1,011,877

EPS - LPS:
Basic		(4.203)		2.608		(0.932)
Diluted		(4.203)		2.608		(0.932)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

b) In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2020, 2019 and 2018, the Company’s legal reserve was Ps.291,178 or 8.5%, 9.8% and 9.8% respectively of our capital stock. For the years ended December 31, 2020, 2019 and 2018, we did not allocate any amount to our legal reserve fund.

At an ordinary general shareholders’ meeting held on April 19, 2017 the shareholders approved to increase legal reserve in the amount of Ps.252,928. As of December 31, 2020, 2019 and 2018 the Company’s legal reserve has not reached the 20% of its capital stock.

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

(i)	Based on the approved law, corporate income tax rate for 2020 and thereafter is 30%.

(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2020, 2019 and 2018 in Guatemala, Costa Rica and El Salvador are 25%, 30% and 30% respectively.

b) For the years ended December 31, 2020, 2019 and 2018, the Company reported on a consolidated basis taxable income of Ps.302,029, Ps.938,304 and Ps.777,513, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and Costa Rican Income Tax Law (CRITL), tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are Adjusted based on inflation.

c) An analysis of consolidated income tax expense for the years ended December 31, 2020, 2019 and 2018 is as follows:

Consolidated statements of operations

	2020			2019			2018
Current year income tax expense	Ps.	(90,609)		Ps.	(281,491)		Ps.	(232,824)
Deferred income tax benefit (expense)		1,496,793	(1)		(813,340	)(2)		582,644	(3)
Total income tax benefit (expense)	Ps.	1,406,184		Ps.	(1,094,831)		Ps.	349,820

(1) Includes translation effect by Ps.2,035

(2) Includes translation effect by Ps.(2,278)

(3) Includes translation effect by Ps.2,680

Consolidated statements of comprehensive income

	2020		2019		2018
Deferred income tax related to items recognized in OCI during the year
Net gain (loss) cash flow hedges	Ps.	46,835	Ps.	(74,820)	Ps.	85,107
Remeasurement (loss) gain of employee benefits		794		3,058		(1,797)
Deferred income tax charged to OCI	Ps.	47,629	Ps.	(71,762)	Ps.	83,310

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

	2020	2019	2018
Statutory income tax rate	30.00%	30.00%	30.00%
Amendment tax return effects and other tax adjustments	0.92%	(0.51)%	0.05%
Inflation on furniture, intangible and equipment	0.29%	(0.48)%	2.08%
Inflation of tax losses	0.23%	(0.21)%	1.16%
Foreign countries difference with Mexican statutory rate	(0.06)%	0.11%	(0.02)%
Annual inflation adjustment	(0.91)%	(0.05)%	0.26%
Unrecorded deferred taxes on tax losses	(1.29)%	0.27%	(3.96)%
Non-deductible expenses	(4.51)%	0.19%	(2.51)%
	24.67%	29.32%	27.06%

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

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2020, 2019 and 2018, the Company obtained a net operating (loss) income of Ps.(1,835), Ps.(1,085) and Ps.8,549, respectively.

According to Costa Rica Corporate Income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica, and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2020, 2019 and 2018, the Company generated net operating losses for an amount of Ps.55,751, Ps.50,246 and Ps.170,731, respectively, for which no deferred tax asset has been recognized.

According to El Salvador Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2020 and 2019, the Company obtained a net operating loss of Ps.16,619 and Ps.32,494.

e) An analysis of consolidated deferred taxes is as follows:

	2020				2019
	Consolidated statement of financial position		Consolidated statement of operations		Consolidated statement of financial position		Consolidated statement of operations
Deferred income tax assets:
Lease liability	Ps.	13,239,254	Ps.	1,084,140	Ps.	12,155,114	Ps.	313,137
Unearned transportation revenue		1,233,661		436,598		797,063		61,708
Extension lease agreement		773,443		314,100		459,343		(137,639)
Tax losses available for offsetting against future taxable income		576,422		272,452		303,970		(5,350)
Intangible		420,908		(25,941)		446,849		(13,741)
Allowance for doubtful accounts		61,565		47,476		14,089		9,187
Employee benefits		15,191		2,934		11,463		2,958
Financial instruments		7,948		(22)		(38,865)		-
Employee profit sharing		4,323		(2,904)		7,227		2,734
Provisions		(91,253)		(442,598)		351,345		60,655
Non derivative financial instruments		(473,242)		(477,471)		4,229		4,229
		15,768,220		1,208,764		14,511,827		297,878
Deferred income tax liabilities:
Right of use asset		10,292,753		55,824		10,236,929		672,311
Supplemental rent		1,878,865		171,916		1,706,949		111,430
Rotable spare parts, furniture and equipment, net		707,092		(177,384)		884,476		239,452
Inventories		83,402		(6,885)		90,287		1,392
Other prepayments		9,786		(17,942)		27,728		(4,329)
Prepaid expenses and other assets		(132,462)		(311,523)		179,061		88,683
		12,839,436		(285,994)		13,125,430		1,108,939
	Ps.	2,928,784	Ps.	1,494,758	Ps.	1,386,397	Ps.	(811,061)

Reflected in the consolidated statement of financial position as follows:

	2020		2019
Deferred tax assets	Ps.	3,128,555	Ps.	1,542,536
Deferred tax liabilities		(199,771)		(156,139)
Deferred tax assets, net	Ps.	2,928,784	Ps.	1,386,397

A reconciliation of deferred tax asset, net is as follows:

	2020		2019
Opening balance as of January 1,	Ps.	1,386,397	Ps.	2,269,220
Deferred income tax (expense) benefit during the current year recorded on profits		1,494,758		(811,061)
Deferred income tax (expense) benefit during the current year recorded in accumulated other comprehensive income (loss)		47,629		(71,762)
Closing balance as of December 31,	Ps.	2,928,784	Ps.	1,386,397

At December 31, 2020, 2019 and 2018, the table shown above includes deferred income tax asset recognized by Concesionaria (2020 and 2017), Comercializadora (2019 and 2020) and Vuela Aviación (2020) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized at December 31, 2020, 2019 and 2018 a deferred tax asset for tax losses of Ps.576,422, Ps.303,970 and Ps.309,320 respectively.

During 2020, the Company recognized a deferred tax asset for the carry-forward of available tax losses of Concesionaria and Comercializadora, based on the positive evidence of the Company to generate taxable profit related to the same taxation authority against which the available tax losses can be utilized before they expire. Positive evidence includes Concesionaria’s actions to increase its aircraft fleet in the following years, increase in flight frequencies, and routes, inside and outside of Mexico; the profit of Comercializadora, is derived directly from Concesionaria’s operations.

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate to Ps.150,683 (2019: Ps.276,393). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Group’s joint venture will not distribute its profits until it obtains the consent of all venture partners.

An analysis of the available tax losses carry-forward of the Company at December 31, 2020 is as follows:

Year of loss	Historical loss		Adjusted tax loss		Utilized			Total remaining amount		Year of expiration
2017	Ps.	1,067,836	Ps.	1,206,232	Ps.	217,393	Ps.		988,839	2027
2018		92,604		92,604		78,849			13,755	2021
2019		4,922		5,186		-			5,186	2029
2020		863,847		878,533		-			878,533	2030
2020		55,751		55,751		-			55,751	2023
	Ps.	2,084,960	Ps.	2,238,306	Ps.	296,242		Ps.	1,942,064

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries at December 31, 2020 is as follows:

	Historical		Adjusted				Total
	loss		tax loss		Utilized		remaining amount
Comercializadora	Ps.	42,777	Ps.	43,685	Ps.	-	Ps.	43,685
Concesionaria		1,875,180		2,027,302		217,393		1,809,909
Operaciones Volaris		18,648		18,965		-		18,965
Vuela Aviación		148,355		148,354		78,849		69,505
	Ps.	2,084,960	Ps.	2,238,306	Ps.	296,242	Ps.	1,942,064
Unrecognized NOLs								20,657
							Ps.	1,921,407
Tax rate								30%
Deferred income tax							Ps.	576,422

f) At December 31, 2020 the Company had the following tax balances:

	2020
Adjusted contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	4,607,752
CUFIN*		3,241,275

*The calculation comprises all the subsidiaries of the Company.

20. Other operating income and expenses

An analysis of other operating income is as follows:

	2020		2019		2018
Gain on sale and leaseback (Note 12)	Ps.	710,522	Ps.	284,759	Ps.	609,168
Loss on sale of rotable spare parts furniture and equipment		(2,604)		(8,954)		(2,356)
Other income		22,415		51,403		15,161
	Ps.	730,333	Ps.	327,208	Ps.	621,973

An analysis of other operating expenses is as follows:

	2020		2019		2018
Administrative and operational support expenses	Ps.	632,041	Ps.	581,181	Ps.	536,079
Technology and communications		383,648		381,055		385,841
Passenger services		87,850		65,477		70,337
Insurance		53,507		74,661		60,892
Others		194		10,553		5,949
	Ps.	1,157,240	Ps.	1,112,927	Ps.	1,059,098

21. Finance income and cost

An analysis of finance income is as follows:

	2020		2019		2018
Interest on cash and equivalents	Ps.	93,122	Ps.	201,191	Ps.	152,437
Interest on asset backed trust notes		6,342		6,525		-
Interest on recovery of guarantee deposits		2,047		83		166
	Ps.	101,511	Ps.	207,799	Ps.	152,603

An analysis of finance cost is as follows:

	2020		2019		2018
Interest expense on lease liabilities and aircraft and engine lease return obligation	Ps.	2,350,250	Ps.	2,128,162	Ps.	1,755,978
Financial instruments loss		448,559		-		-
Interest on asset backed trust notes		116,240		80,314		-
Cost of letter credit notes		73,141		49,856		57,277
Bank fees and others		3,707		3,607		6,141
Interest on debts and borrowings*		16,368		1,660		56,916
Other finance costs		10,219		6,230		-
	Ps.	3,018,484	Ps.	2,269,829	Ps.	1,876,312

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility from Citibanamex.

	2020		2019		2018
Interest on debts and borrowings	Ps.	400,406	Ps.	457,973	Ps.	414,836
Capitalized interest (Note 12)		(384,038)		(456,313)		(357,920)
Net interest on debts and borrowing in the consolidated statements of operations	Ps.	16,368	Ps.	1,660	Ps.	56,916

22. Components of other comprehensive (loss) income

An analysis of the other comprehensive (loss) income for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020		2019		2018
Derivative financial instruments:
Reclassification of call options and forwards during the year to profit or loss	Ps.	-	Ps.	-	Ps.	(455,009)
Extrinsic value of changes on jet fuel Asian call options		(11,993)		11,148		227,509
Extrinsic value of changes on jet fuel Zero cost collars		(143,224)		256,515		(122,948)
(Loss) gain of the matured foreign currency forward contracts		-		(14,241)		66,757
Loss of the interest rate Cap		(900)		(4,023)		-
Non derivative financial instruments		(1,591,569)		14,096		-
Total	Ps.	(1,747,686)	Ps.	263,495	Ps.	(283,691)

23. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos (1)
2021	US$	40,213	Ps.	802,197
2022		138,919		2,771,253
2023		265,836		5,303,083
2024		705,331		14,070,437
2025 and thereafter		3,221,596		64,266,652
	US$	4,371,895	Ps.	87,213,622

(1) Using the exchange rate as of December 31, 2020 of Ps.19.9487.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2020 have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next two years. The estimated proceeds from these commitments are as follows:

		Aircraft sale prices estimated
		in U.S. dollars	in Mexican pesos (1)
2021	US$	209,500	Ps.	4,179,253
2022		547,328		10,918,482
	US$	756,828	Ps.	15,097,735

(1) Using the exchange rate as of December 31, 2020 of Ps.19.9487.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in U.S. dollars		in Mexican pesos (1)
2021	US$	9,720	Ps.	193,901
2022		47,972		956,979
2023		63,222		1,261,197
2024		63,222		1,261,197
2025 and thereafter		574,529		11,461,107
	US$	758,665	Ps.	15,134,381

(1) Using the exchange rate as of December 31, 2020 of Ps.19.9487.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

24. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2020		2019		2018
Operating revenues:
Domestic (Mexico)	Ps.	16,572,198	Ps.	24,594,797	Ps.	18,493,476
International:
United States of America and Central America*		5,998,615		10,230,824		8,811,674
Non-derivative financial instruments		(411,222)		(72,949)		-
Total operating revenues	Ps.	22,159,591	Ps.	34,752,672	Ps.	27,305,150

*United States of America represents approximately 27%, 29% and 31% of total revenues from external customers in 2020, 2019 and 2018, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

25. Subsequent events

Subsequent to December 31, 2020 and through April 29, 2021:

During the first quarter of 2021, the Company demonstrated flexibility focusing on capacity management in the face of a volatile demand environment. The Company finished the quarter operating 88.3% of the Available Seat Miles flown in the first quarter of the prior year.

On April 16, 2021, the Company received the Famous Brand Declaration from the Mexican Institute of Industrial Property (“IMPI”) for the “Volaris” brand, which is the first trademark within the Mexican aviation industry declared as a Famous Brand by IMPI.