Form 20-F
period 2021-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2022-04-27
CIK 1520504

As filed with the Securities and Exchange Commission on April 26, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Renato Duarte Salomone (ir@volaris.com) Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, Mexico City, 01210
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
Ordinary Participation Certificates (Certificados de Participación Ordinarios):	964,200,367
Series A shares of common stock, no par value per share:	1,108,462,804

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-passenger revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company’s Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the competitive environment in our industry;
●	ability to keep costs low;
●	changes in our fuel cost, the effectiveness of our fuel cost hedges and our ability to hedge fuel costs;
●	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;
●	actual or threatened terrorist attacks, global instability, geopolitical risks and potential U.S. military actions or activities;
●	ability to generate non-passenger revenues;
●	external conditions, including air traffic congestion, weather conditions and outbreak of disease and pandemics;
●	ability to maintain slots in the airports that we operate and service provided by airport operators;
●	ability to operate through new airports that match our operative criteria;
●	air travel substitutes;
●	labor disputes, employee strikes and other labor-related disruptions, including in connection with our negotiations with our union;
●	ability to attract and retain qualified personnel;
●	loss of key personnel;

●	aircraft-related fixed obligations;
●	dependence on cash balances and operating cash flows;
●	our aircraft utilization rate;
●	maintenance costs;
●	our reliance on automated systems and the risks associated with changes made to those systems;
●	use of personal data;
●	lack of marketing alliances;
●	government regulation, changes in law and interpretation and supervision of compliance with applicable law;
●	maintaining and renewing our permits and concessions;
●	our ability to execute our growth strategy;
●	operational disruptions;
●	our indebtedness;
●	currency fluctuations or the devaluation and depreciation of the peso;
●	our liquidity;
●	our reliance on third-party vendors and partners;
●	our reliance on a single fuel provider in Mexico;
●	an aircraft accident or incident;
●	our aircraft and engine suppliers;
●	changes in the Mexican and VFR (passengers who are visiting friends and relatives) markets;
●	insurance costs;
●	environmental regulations;
●	cyber-attacks;
●	our ability to respond to global health crises, such as the ongoing COVID-19 pandemic; and
●	other risk factors included under “Risk Factors” in this annual report.

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A., “Viajes Vuela” to refer to Viajes Vuela, S.A. de C.V., “Comercializadora Frecuenta” to refer to Comercializadora V. Frecuenta, S.A. de C.V., “Vuela El Salvador” to refer to Vuela El Salvador, S.A. de C.V., and “GDS” to refer to Guatemala Dispatch Service, S.A.Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Administrativos, Vuela, Vuela Aviación, Viajes Vuela, Comercializadora Frecuenta and Vuela El Salvador are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

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

Risks related to Mexico

●	Political events and changes in Mexican government policy: The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. In particular, Mexican federal governmental actions and policies concerning air transportation and similar services could have a significant impact on us.
●	Adverse economic conditions in Mexico: Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.
●	Developments in other countries: Developments in other countries, including the immigration and trade policies imposed by former U.S. President Donald Trump, adversely impacted our financial condition and results of operations. While it is expected that the current administration will reverse these policies, other developments, particularly related to international COVID-19 response measures, may result in lower demand for our flights.
●	Currency fluctuations: The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. If the peso declines in value against the U.S. dollar our demand would be adversely affected. Please see Item 3: -“ Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition, and prospects”.
●	Downgrade of IASA rating: The FAA periodically audits the aviation regulatory authorities of other countries and gives an International Aviation Safety Assessment, or IASA, rating to each country. In May 2021, Mexico´s IASA rating was downgraded from Category 1 to Category 2. The AFAC is currently working to address the FAA findings. Consequently, we are unable to add new aircraft, services, or routes to the United States.

Risks related to the airline industry

●	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services and slots in airports. In addition to other airlines, we compete with bus services on many of our routes. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, could have a material adverse impact on our business.
●	Economic Conditions: The airline industry is particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as the recent economic contraction triggered by the COVID-19 pandemic, could affect our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition.
●	Regulations: The airline industry is heavily regulated, and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations necessary for our operations.
●	Fixed Costs: The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. As a result, airlines, including us, cannot quickly reduce their costs to respond to shortfalls in expected revenue and a shortfall from expected revenue levels could have a material adverse effect on our results of operations and financial condition.

●	Fuel Costs: The airline industry is heavily impacted by the price and availability of fuel. Fuel is our largest cost and continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition. The global fuel markets have reacted negatively to the recent conflict between Russia and Ukraine with fuel prices surging to their highest level since 2008 amid supply concerns. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model.
●	COVID-19: Public health threats, including COVID-19 and other highly communicable diseases, have and could in the future result in suspension of domestic and international flights, changes to travel behavior and a material adverse effect on the Mexican economy and the other countries in which we operate, airline industry reputation, the price of our shares, our business, results of operations and financial condition. Additional government responses to the ongoing COVID-19 pandemic and its present and future variants remain unknown and depend on future developments, including the scope and duration of the pandemic, the effectiveness and acceptance of the COVID-19 vaccines, which are highly fluid, uncertain and cannot be predicted.

Risks related to our business

●	Ultra-Low-Cost Structure: Our ultra-low-cost structure is one of our primary competitive advantages and many factors could affect our ability to control our costs, some of which are not under our control. We rely on maintaining a high daily aircraft utilization rate to implement our ultra-low-cost structure, which makes us especially vulnerable to flight delays or cancellations or aircraft unavailability. We also depend on our non-passenger revenue to remain profitable, and we may not be able to maintain or increase our non-passenger revenue base. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations, financial condition, and prospects.
●	Maintenance Costs: While we currently have a young fleet, with an average age of 5.4 years as of December 31, 2021, our relatively new aircraft require less maintenance now than they will in the future and our maintenance costs will increase as our fleet ages. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.
●	Dependence on Certain Airports: Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun airports, which make up a large portion of the balance of our routes. The Mexico City International Airport has been declared saturated and we cannot guarantee that in the future we may obtain additional slots in Mexico City. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition.
●	Limited suppliers: We rely on a limited number of suppliers for fuel, aircraft and engines.

Risks related to our securities and the ADSs

●	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases CPOs underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.
●	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico”	means Aerovías de México, S.A. de C.V.
"AFAC"	means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).
“AirAsia”	means AirAsia Berhad.
“Airbus”	means Airbus S.A.S.
“Alaska Air”	means Alaska Air Group, Inc.
“Allegiant”	means Allegiant Travel Company.
“Aeroméxico Connect”	means Aerolitoral, S.A. de C.V.
“American”	means American Airlines Group.
“Available seat miles” or “ASMs”	means the number of seats available for passengers multiplied by the number of miles the seats are flown.
“Average daily aircraft utilization”	means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.
“Average economic fuel cost per gallon”	means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.
“Average passenger revenue per booked passenger”	means total passenger revenue divided by booked passengers.
“Average stage length”	means the average number of miles flown per passenger flight segment.
“Avianca”	means Avianca Holdings S.A.
“Azul”	means Azul Linhas Aéreas Brasileiras S.A.
“Block hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.
“Booked passengers”	means the total number of passengers booked on all flight segments.
“CASM” or “unit costs”	means total operating expenses, net divided by ASMs.
“CASM ex fuel”	means total operating expenses, net excluding fuel expense divided by ASMs.
“CBP”	means U.S. Customs and Border Protection.
“CEO”	means current engine option.
“Copa”	means Copa Holding S.A.
“Delta”	means Delta Air Lines, Inc.

“DHS”	means the U.S. Department of Homeland Security.
“DOT”	means the U.S. Department of Transportation.
“EPA”	means the U.S. Environmental Protection Agency.
“FAA”	means the U.S. Federal Aviation Administration.
“FCC” m	eans the U.S. Federal Communications Commission.
“Flight hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
“Frontier”	means Frontier Airlines, Inc.
“Gol”	means Gol Linhas Aéreas Inteligentes, S.A.
“Grupo Aeroméxico”	means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.
“Grupo Mexicana”	means Grupo Mexicana de Aviación, S.A. de C.V., which is the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.
“Grupo TACA”	means Taca International Airlines, S.A.
“IATA”	means the International Air Transport Association.
“INEGI”	means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía),
“Interjet”	means ABC Aerolíneas, S.A. de C.V.
“JetSMART”	means JetSMART Airlines SpA.
“LATAM”	means LATAM Airlines Group S.A.
“Latin America”	means, collectively, Mexico, the Caribbean, Central America and South America.
“Latin American publicly traded airline carriers”	means, collectively, Grupo Aeroméxico, Avianca, Azul, Copa, Gol and LATAM.
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
“NEO”	means new engine option.
“On-time”	means flights arriving within 15 minutes of the scheduled arrival time.
“Other Latin American publicly traded airlines”	means, collectively, Avianca, Azul, Copa, Gol, Grupo Aeroméxico and LATAM.
“Passenger flight segments”	means the total number of passengers flown on all flight segments.
“RASM”	means passenger revenue divided by ASMs.
“Revenue passenger per miles” or “RPMs”	means the number of seats sold to passengers divided by the number of miles the seats are flown.
“Ryanair”	means Ryanair Holdings plc.
“SCT”	means the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes).
“Southwest Airlines”	means Southwest Airlines Co.
“Spirit”	means Spirit Airlines, Inc.
“Tiger”	means Tiger Airways Holdings Limited.
“Total operating revenue per ASM” or “TRASM”	means total revenue divided by ASMs.
“TSA”	means the U.S. Transportation Security Administration.
“ULCC”

means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees. In the United States, Frontier, and Spirit Airlines, Inc. define themselves as ULCCs and Volaris and VivaAerobus follow the ULCC model in Mexico.

“United”	means United Continental Holdings, Inc.
“U.S.-based publicly traded target market competitors”	means Alaska Air, Allegiant, American, Delta, Frontier, Spirit, JetBlue, Southwest and United.
“VFR”	means passengers who are visiting friends and relatives.
“VivaAerobus”	means Aeroenlaces Nacionales, S.A. de C.V.
“Wizz”	means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at December 31, 2020 and 2021, and for each of the three years in the period ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. Except as otherwise indicated, peso amounts have been converted to U.S. dollars at the exchange rate of Ps.20.5835 per U.S. $1.00, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera, pagaderas en México) in effect on December 31, 2021.

Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. Amounts presented in this annual report may not add up due to rounding.

Industry and Market Data

We obtained the industry and market data used in this annual report from research, surveys or studies conducted by third parties on our behalf, information contained in third-party publications, such as the INEGI, reports from the AFAC, reports from the Mexican Central Bank and other publicly available sources. Third-party publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that this data and information is reliable, we have not independently verified it. Additionally, certain market share data is based on published information available for the Mexican states. There is no comparable data available relating to the particular cities we serve. In presenting market share estimates for these cities, we have estimated the size of the market on the basis of the published information for the state in which the particular city is located. We believe this method is reasonable, but the results have not been verified by any independent source.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated statements of financial position data as of December 31, 2020 and 2021 from our audited financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2017, 2018 and 2019 were derived from the audited financial statements for those periods. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2017	2018	2019	2020	2021	2021
	Adjusted(1)	Adjusted(1)
						(in thousands
						of U.S.
	(in thousands of pesos, except share and per share data and operating data)					dollars)(2)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Operating revenues:
Passenger revenues:
Fare revenues	17,791,317	18,487,858	23,129,991	12,873,174	25,703,144	1,248,726
Other passenger revenues	6,098,504	7,892,497	10,569,208	8,613,398	17,594,223	854,773
Non-passenger revenues:
Other non-passenger revenues	727,392	697,357	897,586	882,360	1,558,092	75,696
Cargo	170,973	227,438	228,836	201,881	241,202	11,718
Non-derivative financial instruments	—	—	(72,949)	(411,222)	(434,522)	(21,110)
	24,788,186	27,305,150	34,752,672	22,159,591	44,662,139	2,169,803
Other operating income	(96,765)	(621,973)	(327,208)	(730,333)	(217,838)	(10,583)
Fuel expense, net	7,255,636	10,134,982	11,626,069	6,640,820	12,376,263	601,271
Landing, take-off and navigation expenses	4,002,744	4,573,319	5,108,489	4,090,864	6,020,681	292,500
Depreciation of right of use assets	3,437,903	4,043,691	4,702,971	5,048,976	5,462,625	265,389
Salaries and benefits	2,823,647	3,125,393	3,600,762	3,453,382	4,857,083	235,970
Sales, marketing and distribution expenses	1,691,524	1,501,203	1,447,637	1,840,819	1,961,936	95,316
Maintenance expenses(3)	1,418,253	1,497,989	1,488,431	1,167,720	1,952,202	94,843
Aircraft and engine variable lease expenses	1,429,595	956,010	961,657	1,845,254	1,686,875	81,953
Other operating expenses	1,034,258	1,059,098	1,112,927	1,157,240	1,336,792	64,944
Depreciation and amortization(4)	548,687	500,641	675,514	898,445	1,159,224	56,318
	23,545,482	26,770,353	30,397,249	25,413,187	36,595,843	1,777,921
Operating income (loss)	1,242,704	534,797	4,355,423	(3,253,596)	8,066,296	391,882
Finance income	105,795	152,603	207,799	101,511	71,578	3,477
Finance cost	(1,515,281)	(1,876,312)	(2,269,829)	(3,018,484)	(2,831,989)	(137,585)
Foreign exchange gain (loss), net	683,039	(103,790)	1,440,501	470,594	(2,591,406)	(125,897)
Income (loss) before income tax	516,257	(1,292,702)	3,733,894	(5,699,975)	2,714,479	131,877
Income tax (expense) benefit	(237,586)	349,820	(1,094,831)	1,406,184	(593,928)	(28,855)
Net income (loss)	278,671	(942,882)	2,639,063	(4,293,791)	2,120,551	103,022
Weighted average shares outstanding Basic and diluted	1,011,876,677	1,011,876,677	1,011,876,677	1,021,560,557	1,165,976,677	1,165,976,677

Earnings (loss) per share Basic and diluted(5)	0.28	(0.93)	2.61	(4.20)	1.82	0.09
Earnings (loss) per ADS Basic and diluted(6)	2.75	(9.32)	26.08	(42.03)	18.19	0.88
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA (as of December 31,)
Cash, cash equivalents and restricted cash	6,950,879	5,862,942	7,979,972	10,103,385	15,254,876	741,122
Accounts receivable, net	1,449,292	1,466,690	2,320,334	2,027,379	2,183,562	106,083
Guarantee deposits-current portion	1,352,893	790,635	600,327	1,141,956	1,625,886	78,990
Total current assets(11)	11,046,071	8,922,769	12,117,239	14,402,310	20,150,807	978,980
Total assets	49,952,973	56,724,683	63,295,127	68,189,113	82,016,361	3,984,568
Total current liabilities	13,555,372	14,083,029	17,324,216	20,965,950	25,760,976	1,251,534
Total non-current liabilities	32,572,248	39,936,501	40,441,228	44,426,978	49,809,947	2,419,897
Total liabilities	46,127,620	54,019,530	57,765,444	65,392,928	75,570,923	3,671,431
Capital stock	2,973,559	2,973,559	2,973,559	3,426,406	3,426,406	166,464
Total equity	3,825,353	2,705,153	5,529,683	2,796,185	6,445,438	313,137
CASH FLOW DATA
Net cash flows provided by operating activities	6,018,767	6,276,707	9,509,643	4,359,445	15,868,532	770,939
Net cash flow used in investing activities	(2,260,440)	(1,389,395)	(1,879,341)	(67,757)	(2,730,786)	(132,669)
Net cash flow used in financing activities	(3,634,598)	(5,946,059)	(5,238,840)	(3,040,840)	(8,828,377)	(428,906)
FINANCIAL DATA
Operating income (loss)	1,242,704	534,797	4,355,423	(3,253,596)	8,066,296	391,882
Depreciation of right of use assets	3,437,903	4,043,691	4,702,971	5,048,976	5,462,625	265,389
Depreciation and amortization	548,687	500,641	675,514	898,445	1,159,224	56,318
Aircraft and engine variable lease expenses	1,429,595	956,010	961,657	1,845,254	1,686,875	81,953
OPERATING DATA(9) (10)
Aircraft at end of period	71	77	82	86	101	—
Average daily aircraft utilization (block hours)	12.57	13.21	12.94	11.30	12.53	—
Average daily aircraft utilization (flight hours)	10.02	10.56	10.90	9.73	10.77	—
Average pesos/U.S. dollar exchange rate	18.93	19.24	19.26	21.50	20.28	—
End of period pesos/U.S. dollar exchange rate	19.74	19.68	18.85	19.95	20.58	—
Airports served at end of period	69	69	65	68	69	—

Departures(7)	108,060	117,920	138,084	97,819	153,913	—
Passenger flight segments (thousands)(7)	15,670	17,478	20,917	13,153	22,560	—
Booked passengers (thousands)(7)	16,427	18,396	21,975	14,712	24,405	—
Revenue passenger miles (RPMs) (thousands)(7)	15,917,246	17,748,408	21,032,364	14,596,745	23,802,381	—
Available seat miles (ASMs) (thousands)(7)	18,860,950	21,009,545	24,498,893	18,274,946	28,096,701	—
Load factor(8)	84%	85%	86%	80%	85%	—
Average fare revenue per booked passenger(8)	1,086	1,006	1,054	875	1,054	51
Average other passenger revenue per booked passenger(7)(9)	371	429	481	585	721	35
Total ancillary revenue per booked passenger(7)(9)	426	479	532	659	795	39
Total operating revenue per ASM (TRASM) (cents)(7)(9)	131.4	130.0	142.2	123.5	160.5	7.8
Passenger revenue per ASM (RASM) (cents)(7)(9)	94.3	88.0	94.4	70.4	91.5	4.4
Operating expenses per ASM (CASM) (cents)(7)(9)	124.8	127.4	124.3	141.3	130.9	6.4
CASM ex fuel (cents)(7)(9)	86.4	79.2	76.6	102.7	86.2	4.2
Fuel gallons consumed (thousands)	210,536	227,436	251,802	176,645	273,515	—
Average economic fuel cost per gallon(9)	34.5	44.6	46.4	39.9	45.9	2.2
Average of employees per aircraft at end of period	67	60	60	54	63	—
(1)	As of January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2017. Our financial results as of and for the years ended December 31, 2017 and 2018 were presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 and were adjusted in our Audited Consolidated Financial Statements presented in the annual report to consider this application of IFRS 16.
(2)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.20.5835 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2021. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(5)	Basic and diluted earnings per share amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and unvested shares awarded under the management incentive and long-term incentive plans outstanding during the year, this is because the shares are entitled to a dividend if and when it is declared by the Company.

(6)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (5) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(7)	Includes scheduled and charter.
(8)	Includes scheduled.
(9)	Excludes non-derivative financial instruments.
(10)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(11)	See detail of other current assets in Item 17: “Financial Statements”.

a.Key Performance Indicators

The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles, or RPMs; Average passenger revenue per booked passenger; Average non-passenger revenue per booked passenger, Total operating revenue per ASM, or TRASM; Passenger Revenue per ASMS, or RASM; Operating expenses per ASM, or CASM; CASM ex fuel, and average economic fuel cost per gallon. Average passenger revenue per booked passenger represents the total passenger revenue divided by booked passengers. The CASM ex fuel represents total operating expenses, net excluding fuel expense divided by ASMs. Average economic fuel cost per gallon represents total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed. We believe this operating data is useful in reporting the operating performance of our business, however, these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

B.Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

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

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the National Regeneration Movement (Movimiento Regeneración Nacional), was elected President of Mexico and took office on December 1, 2018. The President’s party and its allies currently hold the majority of the Chamber of Deputies and the Senate. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition, or prospects.

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

Most of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. In 2019, 2020 and 2021 the Mexican economy decreased 0.2%, contracted 8.4% and grew 5.1%, respectively, in terms of gross domestic product or GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long-distance buses.

We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

If inflation rates in Mexico increase, demand for our services may decrease and our costs may increase.

Mexico has historically experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI was 2.83% for 2019, 3.15% for 2020 and 7.36% for 2021. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition, and prospects.

Foreign currency exchange gains or losses included in our total financing cost resulted primarily from the impact of changes in the U.S. dollar-peso exchange rate on our U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt, U.S. dollar-denominated aircraft lease payments and accounts payable arising from imports of spare parts and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents, accounts receivable, security deposits and aircraft maintenance deposits). During

2021, our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated assets. As a result, the devaluation and appreciation of the peso resulted in exchange losses and gains, respectively.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 26.7% against the U.S. dollar in nominal terms. In 2009, 2010 and 2012, the peso appreciated 5.5%, 5.2% and 6.9%, respectively, against the U.S. dollar in nominal terms. However, in 2011 and 2013, the peso depreciated 12.9% and 0.5%, respectively, against the U.S. dollar in nominal terms. This trend in fluctuations has continued as the peso appreciated 4.5%, 0.3% and 4.3% against the U.S. dollar in nominal terms in 2017, 2018 and 2019, respectively.

As of December 31, 2020 and 2021, the peso depreciated 5.8% and 3.2%, respectively, against the U.S. dollar in nominal terms since December 31, 2020.

During the second half of 2021 management identified indicators of changes in the primary economic environment in which its main subsidiary Volaris Opco operates, as follows: (i) increase in the international market transactions during 2021, (ii) change in the determination of rates (iii) most representative costs are determined and denominated in U.S. dollars. As a result, we evaluated the functional currency of its main subsidiary in accordance with the regulatory provisions contained in IAS-21 “Effects of Variations in Foreign Currency Exchange Rates”, concluding that the functional currency has changed from the Mexican peso to the U.S. dollar as of December 31, 2021.

In addition, considering the dependency of our operations related to our subsidiary Volaris Opco, management has evaluated and concluded that its functional currency has also changed from the Mexican peso to U.S. dollar as of December 31, 2021. The change in functional currency is prospectively applied from the date of the change.

Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the U.S. dollar value of an investment in the ADSs, as well as the U.S. dollar value of any dividend or other distributions that we may make.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series A shares on the Mexican Stock Exchange. Such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any dividends and other distributions we may elect to make in the future and may affect the timely payment of any peso cash dividends and other distributions to holders of CPOs that we may elect to pay in the future in respect of the Series A shares.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened in recent years because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). On November 30, 2018, Mexico, the United States and Canada signed the USMCA (United States-Mexico-Canada Agreement), which entered into force on July 1, 2020, as a replacement for NAFTA. During his presidency, President Trump implemented immigration policies that have adversely affected United States—Mexico travel behavior, especially in the VFR and leisure markets. President Trump’s immigration policies had a negative impact on our results of operations. In addition, as a result of the COVID-19 pandemic, on April 22, 2020, President Trump signed a Presidential Proclamation entitled: “Suspending Entry of Immigrants Who Present Risk to the U.S. Labor Market During the Economic Recovery Following the COVID-19 Outbreak.” On January 20, 2021, Joseph Biden became the President of the United States. While President Biden reversed many of President Trump’s immigration policies, we can offer no assurance of the extent to which his administration will continue do so. In addition, even if President Biden continues to reverse President Trump’s immigration policies, subsequent presidential administrations could reimpose them, which could have a material adverse effect on our operations and revenues and affect the market price of our securities, including the ADSs.

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

The airline industry is particularly susceptible to price discounting, because once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our results of operations and financial condition. Moreover, other airlines have begun to unbundle services by charging separate fees for services such as baggage transported, food and beverages consumed onboard and advance seat selection. This unbundling and potential reduction of costs could enable competitor airlines to reduce fares on routes that we serve, which may result in an improvement in their ability to attract customers and may affect our results of operations and financial condition.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 38%, 26% and 34% (including derivative and non-derivative financial instruments) of our total operating costs in 2019, 2020 and 2021, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries, or OPEC, decide not to, or are unable to, increase their supply production. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition See Item 4: “Information on the Company—Business Overview—Fuel.”

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

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, among others:

●	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or global economy and financial markets;
●	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;
●	higher levels of unemployment and varying levels of disposable or discretionary income;
●	health outbreaks, pandemics and concerns with safety;
●	depressed housing and stock market prices;
●	lower levels of actual or perceived consumer confidence;
●	high inflation rates; and
●	exchange rate volatility and increased fuel prices, especially in the context of the conflict between Russia and Ukraine.

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

Further, in an inflationary environment, such as the current U.S. and Mexico economic environment, depending on airline industry and other economic conditions, we may be unable to manage through the resulting increases in our operating costs. We cannot predict how long the current inflationary period will last or the extent to which high inflation may occur in the economy in the future. As such, we cannot guarantee we will be able to maintain our costs. If our costs increase and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations necessary for our operations.

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States. In order to maintain the necessary concessions or authorizations issued by the SCT, acting through the AFAC, the FAA and some of the aviation authorities in the Latin American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict which criteria the SCT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and not obtaining them will limit our expansion plans in the international market. Furthermore, we cannot predict or control any actions that the AFAC, FAA or the aviation authorities in the Latin American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are subject to review by the AFAC, the FAA and some of the aviation authorities in the Latin American countries in which we operate, either of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations or slots necessary for our operations.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect our financial condition and results of operations.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries could adversely affect operations and increase operating costs in the airline industry. For example, some form of federal regulation may be forthcoming in the United States with respect to greenhouse gas emissions (including carbon dioxide, or CO2, and/or ‘cap and trade’ legislation), compliance with which could result in the creation of substantial additional costs to us. The U.S. Congress is considering climate change legislation and the EPA issued a rule that regulates larger emitters of greenhouse gases. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of emissions, including aircraft emissions, in the United States and Mexico. Future operations and financial results may vary as a result of such regulations in the United States and equivalent regulations adopted by other countries, including Mexico. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, in 2016 the International Civil Aviation Organization, or ICAO, adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO members on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. In addition, in January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by the ICAO. Like the ICAO standards, the final EPA standards would not apply to engines on in-service aircraft. The final standards have been challenged by several states and environmental groups, and the Biden administration has announced plans to review these final standards along with others issued by the prior administration. The outcome of the legal challenge and administrative review cannot be predicted at this time. Certain CORSIA details remain to be developed and could potentially be affected by political developments in participating countries or the results of the pilot phase of the program, and thus the impact of CORSIA cannot be predicted at this time. However, CORSIA is expected to increase operating costs for airlines that operate internationally.

Growing recognition among stakeholders of the dangers of climate change and related risks may translate, among others, into financial and reputational risks. Additionally, customers may choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Customers may choose to use alternatives to travel, such as virtual meetings and workspaces. In addition, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. As of the date of this annual report, we are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.

Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States, Central America and South America may increase our costs significantly in the future.

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

On July 26, 2017 amendments to the Mexican Aviation Law (Ley de Aviación Civil) and the Mexican Consumer Protection Law were enacted to provide for additional passenger rights, and this legislation has increased our costs and has reduced our ability to charge for certain ancillary services.

Furthermore, we cannot assure you that airline industry regulations enacted in the future in Mexico, Central America, South America and the United States will not increase our costs significantly.

Airlines are often affected by factors beyond their control, including air traffic congestion at airports, weather conditions, health outbreaks or concerns, pandemics, or increased security measures, any of which could harm our business, results of operations and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect profitability. The federal governments of Mexico, the United States and the countries in Central and South America in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the aviation authorities in Central and South America to operate these airspaces in a safe, efficient and affordable manner. The air traffic control system, which is operated by Services to the Navigation in the Mexican Air Space (Servicios a la Navegación en el Espacio Aéreo Mexicano) in Mexico, the FAA in the United States and the Central American Corporation of Aerial Navigation Services (Corporación Centroamericana de Servicios de Navegación Aérea) in Central America, the Air Navigation Services Directorate (Dirección de Servicios a la Navegación Aérea) in Colombia, and the Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) in Peru faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Adverse weather conditions and natural disasters can cause flight cancellations or significant delays. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction, with the exit of eight Mexican airlines since 2007, the most recent one being Interjet, our third largest competitor by market share in 2020, which has been unable to resume flights since suspending their operations in December 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. According to media reports, on April 26, 2021, Interjet announced that its shareholders had approved the filing of a reorganization process (concurso mercantil) in Mexico. We cannot predict the outcome of Interjet’s future financial condition or whether we will be awarded any of its slots in the Mexico City International Airport, some of which we currently operate.

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

Following the September 11, 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, wars, seizures/confiscations, airline crashes or other events adversely affecting the airline industry. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations.

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

The terrorist attacks in the United States on September 11, 2001, for example, have had a severe and lasting adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased severely throughout Latin America. The repercussions of September 11, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry. Since September 11, 2001, the DHS and the TSA in the United States have implemented numerous security measures that restrict airline operations and increase costs and are likely to implement additional measures in the future. For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans. Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect our business, results of operations and financial condition.

Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome, or SARS, the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. In the past, Latin American travel has been negatively affected as a result of the Zika virus. Most recently, the outbreak of COVID-19 that has grown into a global pandemic was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States. Since the pandemic began, countries around the world have responded by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 have drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that may have a destabilizing effect on financial markets and economic activity. In addition, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to COVID-19. In the case of a COVID-19-related shutdown involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

As of the date of this report, COVID-19 continues to be one of the biggest risks not only in public health issues, but also in the economic environment. The governments in the markets in which we operate have implemented, and continue to implement, measures to control COVID-19, such as COVID-19 vaccination programs. These measures have stimulated growth in the tourism sector and the demand for air travel. For the year ended December 31, 2021, our ASMs increased by 53.7% and 14.7% compared to the years ended December 31, 2020 and 2019, respectively. We managed to recover our pre-pandemic capacity despite spikes in COVID-19 cases, especially during the first half of 2021. In addition, we restarted our operations in Costa Rica, Guatemala and El Salvador, as the governments in these countries eased restrictions on air travel.

We can offer no assurance that additional travel restrictions, requirements or border closures will not be enacted or reenacted in the countries where we operate, which could result in reduced passenger demand, revenue, and further capacity reductions. In addition, if governments in the markets in which we operate impose total or partial lockdowns in all or part of their respective jurisdictions or shut down airports in response to the COVID-19 pandemic, it may result in our inability to operate flights, which would have a material adverse effect on our business, results of operation and financial condition.

The growth in the Mexican domestic and international air traffic since the third quarter of 2020 has been led by leisure and VFR travelers, while business travel remains reduced as a large percentage of the workforce continues to work from home. Equity research analysts and other industry executives believe that the positive trends in leisure and VFR travel will continue as the global markets recover from the pandemic and the business markets strengthen its recovery towards normal levels. However, we can offer no assurance that we will benefit from a rebound in travel demand.

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

We face numerous challenges in implementing our growth strategy, including our ability to:

●	maintain profitability;
●	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;
●	maintain our high level of service notwithstanding the number of different ground transportation services and airport companies that we use in the course of our business;
●	maintain satisfactory economic arrangements (including benefits) with our executives and our union;
●	access sufficient gates, slots and other services at airports we currently serve or may seek to serve;
●	obtain authorization of new routes;
●	manage through, and have adequate response for, global or local pandemics, such as the COVID-19 pandemic;
●	comply with environmental regulations;
●	renew or maintain our Concessions;
●	gain access to international routes;
●	hire, train and retain qualified pilots, flight attendants, maintenance technicians, ground personnel and other personnel; and
●	obtain financing to acquire new aircraft and in connection with our operations.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2021, we did not have hedge positions for our projected fuel requirements.

To the extent the Company decides to start a hedging program to hedge a portion of its future fuel requirements, such hedging program may not be successful in mitigating higher fuel costs and any price protection provided may be limited due to the choice of hedging instruments and market conditions, including breakdown of correlation between hedging instrument and market price of aircraft fuel and failure of hedge counterparties. To the extent that the Company decides to use hedge contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such hedge contracts may limit the Company's ability to benefit fully from lower fuel prices in the future. If fuel prices decline significantly from the levels existing at the time the Company enters into a hedge contract, the Company may be required to post collateral (margin) beyond certain thresholds. There can be no assurance that the Company's hedging arrangements, if any, would provide any particular level of protection against rises in fuel prices or that its counterparties will be able to perform under the Company's hedging arrangements. Additionally, deterioration in the Company's financial condition could negatively affect its ability to enter into hedge contracts in the future.

There is no assurance that we will be able to secure new fuel derivative contracts or transactions on terms which are commercially acceptable to us or at all. Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ULCC.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $452.2 million and U.S. $80.2 million, respectively, in 2021, and have future operating lease obligations aggregating U.S. $2.4 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we have ordered from Airbus, IAE International Aero Engines AG, or IAE, and Pratt & Whitney, or P&W, respectively, for delivery over the next eight years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

●	require a substantial portion of cash flow from our operations for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
●	limit our ability to make required pre-delivery deposit payments to Airbus for our aircraft on order;
●	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;
●	make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;
●	reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with less fixed payment obligations; and
●	cause us to lose access to one or more aircraft and forfeit our rent and purchase deposits if we are unable to make our required aircraft lease rental payments or purchase installments and our lessors exercise their remedies under the lease agreement including under cross default provisions in certain of our leases.

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

Furthermore, upon the adoption of Cape Town Treaty, an international treaty intended to standardize transactions for movable property such as aircraft and aircraft engines, Mexico selected the Alternative B insolvency provision, which gives more discretion to debtors and local courts to determine if and when defaults must be cured, or the aircraft returned to its owner or creditor. Mexico’s selection of this insolvency provision may limit our access to, or increase our costs of, financing in the event we elect to own a portion of our fleet. Uncertainty regarding the rights of creditors in a Mexican bankruptcy proceeding and the factors discussed above may inhibit our ability to lease or acquire new aircraft on attractive terms or at all, which may have a material adverse impact on our business, financial condition and results of operations. In addition, if we are unable to obtain the financing necessary to acquire an aircraft for which we have entered into a binding purchase agreement and fail to cancel the order or delay delivery of the aircraft, we would be in default under the related purchase agreement. Potential liability for damages in the event of such a default could have a material adverse impact on our financial condition and results of operations.

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

We are highly dependent on the Mexico City, Tijuana, Guadalajara and Cancun airports for a large portion of our business.

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun airports. Routes through Mexico City, Tijuana, Guadalajara and Cancun make up a large portion of the balance of our routes. The Mexico City International Airport has been declared saturated and we cannot guarantee that in the future we may obtain additional slots in Mexico City. While we were permitted to use additional slots as a result of decreased operations by certain of our competitors facing financial difficulties during the pandemic, we will not be granted historical priority of the slots unless certain conditions are met, including the termination of a waiver of the minimum usage requirement which is currently in place. As such, we can offer no assurance that we will be permitted to continue to use these slots in the future. In addition, we cannot provide any kind of assurance with respect to the changes, risks and costs related to the operation of Mexico City’s Airport System (Sistema Aeroportuario de la Ciudad de México), including having to operate more than one airport in the Mexico City metropolitan area due to the construction and operation of the Felipe Ángeles International Airport, which may have an impact in our business, operation results and financial condition. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. In addition, conditions affecting services at these airports or our slots, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2021, the average age of our 101 aircraft in service was 5.4 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations and financial condition. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.94 block hours in 2019, 11.30 block hours in 2020 and 12.53 block hours in 2021. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central and South American countries in which we operate.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of their investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In February 2021, Costa Rica’s, IASA ratings was upgraded back to Category 1 from Category 2, 21 months, after it was downgraded due to alleged deficiencies in the Costa Rican air safety standards. In May 2021, Mexico´s IASA ratings were downgraded from Category 1 to Category 2, currently the AFAC is working to address the FAA findings. Consequently, new services and routes to the United States cannot be added, and we will be unable to add new aircraft to our FAA operations specifications. We cannot assure you that the governments of Mexico, Costa Rica and El Salvador, and the AFAC, the General Directorate of Civil Aviation (Dirección General de Aviación Civil) of Costa Rica and the Civil Aviation Authority (Autoridad de Aviación Civil) of El Salvador in particular, or the aviation authorities in the Central and South American countries in which we operate, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If the IASA ratings of Mexico, Costa Rica or the other Central and South American countries in which we operate were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, domain names system, flight operations system, financial planning, management and accounting system, telecommunications systems, website, maintenance systems and check-in kiosks. For our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to issue, track and accept these electronic tickets. If our reservation system fails or experiences interruptions or denial of service and we are unable to book seats for any period of time, we could lose significant amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and may experience similar outages in the future. Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

We also rely on third-party service providers of our other automated systems for technical support, telecommunications, network, system maintenance and software upgrades. If our automated systems are not functioning or function partially or if the current providers were to fail to adequately provide updates or technical support for any one of our key existing systems, we could experience service disruptions and delays, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as contemplated in the agreements, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

We retain or some vendors collect personal or biometrical information received from customers and have put in place security measures to protect against unauthorized access to such information. Personal or Biometrical information is further protected under applicable Mexican and United States law. Personal or Biometrical information held both offline and online is highly sensitive and, if third parties were to access such information without the customers’ prior consent or if third parties were to misappropriate that information, our reputation could be adversely affected and customers could bring legal claims against us, any of which could adversely affect our business, results of operations and financial condition. In addition, we may be liable to credit card companies should any credit card information be accessed and misused as a result of lack of sufficient security systems implemented by us or our vendors certified for this purpose.

In addition, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, cybersecurity incidents or telecommunications failures. Substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We have implemented security measures, back-up procedures and disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions. Disruption in, changes to or a breach of, these systems could result in the disruption to our business and the loss of important data. These disruptions may also result in adverse economic consequences. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

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

We depend on our non-passenger revenue to remain profitable, and we may not be able to maintain or increase our non-passenger revenue base.

Our business strategy significantly relies upon our portfolio of non-passenger revenues, including ancillary products and services and cargo revenue, on which we depend to remain profitable due to our ULCC strategy of low base fares. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-passenger revenues would have a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to maintain and grow our non-passenger revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel. In addition, our strategy to increase and develop non-passenger revenue by charging for additional ancillary services may be adversely perceived by our customers and negatively affect our business.

Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.

Our non-passenger revenues are generated from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenues from non- passenger revenues include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. Additionally, services not directly related to air transportation include Volaris’ sale of V-Club membership and the sale of advertising spaces to third parties.

In April 2011, the DOT published a broad set of final rules relating to, among other things, how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft. The final rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and significantly increasing the amount and scope of compensation payable to passengers involuntarily denied boarding due to over sales. The final rules also extend the applicability of penalties to include international flights and provide that reservations made more than one week prior to flight date may be held at the quoted fare without payment, or cancelled without penalty, for 24 hours. Failure to remain in full compliance with these rules may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. Moreover, we cannot assure you that compliance with these new rules will not have a material adverse effect on our business.

In addition, the U.S. Congress and Federal administrative agencies have undertaken investigations of the airline industry practice of unbundling services, including public hearings held in 2010. If new taxes are imposed on non-passenger revenues, or if other laws or regulations are adopted that make unbundling of services impermissible, or more cumbersome or expensive than the new rules described above, our business, results of operations and financial condition could be materially adversely affected. Congressional and other government agency scrutiny may also change industry practice or public willingness to pay for ancillary services. See also “—Compliance with airline industry regulations involves significant costs and regulations enacted in both Mexico and the United States may increase our costs significantly in the future.”

Changes in how we or others are permitted to operate at airports could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may be affected by actions taken by the airports’ concessionaires, governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

•	termination of our airport use agreements, some of which can be terminated by the other party or airport authorities with little notice to us;
•	international travel regulations such as customs and immigration;

•	increases in taxes;
•	allocation of slots;
•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;
•	strikes and other similar disruptions affecting airports;
•	restrictions on competitive practices;
•	hire, train and retain qualified pilots, flight attendants, maintenance technicians, ground personnel and other personnel;
•	the adoption of statutes or regulations that impact customer service standards, including security and health standards and termination of licenses or concessions to operate airports; and
•	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on a limited number of suppliers for fuel, aircraft and engines.

We rely on a limited number of suppliers for fuel, aircraft and engines. We purchase fuel from Airports and Auxiliary Services (Aeropuertos y Servicios Auxiliares), or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, or WFS, BP Products North America, Chevron and Associated Energy Group pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires on December 31, 2023 and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a better price or with better terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers at all the airports in Mexico where we operate. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319, A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by International Aero Engines, or IAE, and Pratt & Whitney, or P&W. We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future. If any of Airbus, IAE or P&W is unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines or spare parts from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft, engine or spare parts. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be materially affected by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis.

Any real or perceived problem with the Airbus A320 family aircraft or IAE and P&W engines could adversely affect our operations.

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

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

In response to these threats there has been heightened legislative and regulatory focus on data privacy and cybersecurity around the globe, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. Mexico’s Federal Personal Data Protection Law, or LFPDP, the European Union’s General Data Protection Regulation, or GDPR, and the California Consumer Privacy Act, or CCPA, came into effect in July 2011, May 2018 and January 2020, respectively. LFPDP, GDPR and the CCPA impose data privacy and security requirements, imposing significant costs on us and carrying substantial penalties for non-compliance. Similar regulations may be enacted by other countries and states in the future, including in Central and South America.

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

We require large numbers of pilots, flight attendants, maintenance technicians and other personnel, and our growth strategy will require us to hire, train and retain a significant number of new employees in the future. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. This has been particularly acute for Mexico. Retaining and recruiting people with the appropriate skills is particularly challenging as the economy in general, and the airline industry in particular, continue to recover from the COVID-19 pandemic resulting in competition for the human resources necessary to operate our business successfully. We may be required to increase wages and/or benefits or to implement additional training programs in order to attract and retain qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be adversely affected and we may be unable to complete our growth plans. In addition, the airline industry has, from time to time, experienced a shortage of qualified personnel and employee turnover may occur from time to time, which may not always be predictable. When we experience higher turnover, our training costs may be higher due to the significant amount of time required to train each new employee and, in particular, each new pilot. We cannot be certain that we will be able to recruit, train and retain the qualified employees that we need to replace departing employees and continue our current operations. If we are unable to hire, train and retain qualified employees, our business could be adversely affected and we may be unable to successfully complete our growth plans.

In addition, as we hire new employees, it may be increasingly challenging to maintain our company culture. Our company culture, which is one of our competitive strengths, is important to providing high-quality customer service and having a productive, accountable workforce that helps keep our costs low. As our operations and geographic diversity continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. If we fail to maintain the strength of our company culture, our business, results of operations and financial condition could be harmed.

Increased labor costs, union disputes, employee strikes, and other labor-related disruption may adversely affect our operations.

Our business is labor intensive, with labor costs representing 12%, 14% and 13% of our total operating expenses for the fiscal years 2019, 2020 and 2021, respectively. As of December 31, 2021, 81% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana—STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2023 with respect to salaries and February 2023 with respect to benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

Furthermore, changes in labor laws, such as the recent amendment to Mexican labor laws and other related regulations regarding labor subcontracting in Mexico, could adversely affect our business, results of operations and financial condition.

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

Any change made to accounting standards can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

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

A portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, based on the London Interbank Offered Rate, LIBOR, the Secured Overnight Financing Rate, SOFR, and the Tasa de Interés Interbanciaria de Equilibrio, TIIE. LIBOR, tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, market the supply of and demand for credit in the London interbank market and general economic conditions. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. TIIE is determined by Banco de Mexico (Mexican Central Bank) based on quotes presented by credit institutions. We have not hedged our interest rate exposure with respect to our floating rate debt, except for TIIE. Accordingly, our interest expense for any period will fluctuate based on LIBOR, SOFR, TIIE and other variable interest rates. To the extent the interest rates applicable to our floating rate debt increase, our expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR, or the FCA, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR. In 2021, the FCA announced that one-week and two-month U.S. dollar-denominated LIBOR settings will no longer be provided or be representative after December 31, 2021, and that all other remaining U.S. dollar-denominated LIBOR settings will no longer be provided or be representative after June 30, 2023. The U.S. Federal Reserve also advised banks to cease entering into new contracts that use U.S. dollar-denominated LIBOR as a reference rate. In the United States, the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements backed by U.S. Treasury securities, as its preferred alternative rate for U.S. dollar-denominated LIBOR. Working groups formed by financial regulators in other jurisdictions, including the U.K., the European Union, Japan and Switzerland, have also recommended alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar-denominated LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from LIBOR in the coming years, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

If we are classified as a “passive foreign investment company,” or PFIC, U.S. Holders of our ADSs may realize adverse U.S. federal income tax consequences.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the average quarterly value of our assets (which may be determined in part by our market capitalization, which is subject to change) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, subject to certain exceptions, dividends, interest, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as discussed in more detail in “Taxation - Material U.S. Federal Income Tax Consequences”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs

ITEM 4   INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were founded on October 27, 2005 under the name Controladora Vuela Compañía de Aviación, S.A. de C.V. by Blue Sky Investments, S.à r.l., Discovery Air Investments, L.P., Corporativo Vasco de Quiroga, S.A. de C.V. and Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales.

On July 16, 2010, we became a variable capital investment promotion stock corporation (sociedad anónima promotora de inversión de capital variable). In June 2013, we became a variable capital public stock corporation (sociedad anónima bursátil de capital variable), under the name Controladora Vuela Compañía de Aviación, S.A.B. de C.V. See Item 9: “The Offer and Listing—Markets—The Mexican Stock Market—Mexican Securities Market Law” for a description of the differences between these two forms of legal entities.

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

Overview

We are a ULCC incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México, zip code 01210. Our telephone number is +52-55-5261-6400. Our website is www.volaris.com. The information and contents on our website are not a part of, and are not incorporated by reference into, this Annual Report.

Since we began operations in 2006, we have increased our routes from five to more than 183 and grown our cost-efficient Airbus A320 family aircraft from four to 101 as of December 31, 2021. We currently operate up to 500 average daily flight segments on routes that connect 44 cities in Mexico as well as 22 cities in the United States, four in Central America and two in South America. We have substantial market presence in the top five airports in Mexico, based on number of passengers, comprising Cancun, Guadalajara, Mexico City, Monterrey and Tijuana. The main cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016, and our operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021. We seek to replicate our ultra-low-cost model in Central America and South America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ULCC Frontier, which started operations on August 23, 2018. We expect this agreement, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 22 destinations in the U.S. and 44 in Mexico, of which 18 coincide with Frontier destinations in both countries. Currently due to the downgrade of Mexico’s IASA rating we are not able to codeshare our flights with Frontier. However, once the Mexico´s IASA rating is upgraded back to Category 1, we believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are one of the lowest unit cost operators worldwide, based on CASM. In 2021, our CASM was Ps.130.9 cents (U.S. $6.45 cents), compared to an average non-stage-length adjusted CASM of U.S. $12.51 cents for the other Latin American publicly traded airlines. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, Frontier, Spirit, American, Delta, JetBlue, Southwest Airlines, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $12.87 cents in 2021. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional Airbus A320neo family aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that our unit cost advantage will allow us to continue to lower base fares, stimulate market demand and increase non-passenger revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and our base fares are priced to compete with long-distance bus fares in Mexico.

During 2021, our average base fare was Ps. 1,053 (U.S. $51.9) and we regularly offer promotional base fares of down to Ps. 349 (U.S. $44.99) or Ps. 299 (U.S. $34.99) for Vclub members. Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger revenue and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2021, our average load factor was 84.7%, compared to an average load factor of 79.1% for the other Latin American publicly traded airlines and 74.9% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-passenger revenue and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a suitable and efficient flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 77.3% on-time performance rate in 2021. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2020 and 2021, we incurred capital expenditures of Ps.3.5 billion and Ps.4.0 billion, respectively, which include acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Mexican Regulation

Operational Regulation

Air transportation services for passengers provided on a regular basis, as opposed to charter flights and permits, are considered a public service in Mexico. To render regular air transportations services, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Mexican Aviation Law (Ley de Aviación Civil) and its regulations, the Mexican Airport Law (Ley de Aeropuertos) and its regulations, the Mexican General Communications Ways Law (Ley de Vias Generales de Comunicación), and applicable Mexican Official Rules (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation is the SCT, acting mainly through the AFAC.

Pursuant to the Mexican Aviation Law, the SCT, through the AFAC, is responsible and has the authority, among others, to (i) impose and conduct the policies and programs for the regulation and development of air transportation services; (ii) grant concessions and permits, oversee compliance with, and, if applicable, resolve amendments to or termination of such concessions or permits; (iii) issue the Mexican Official Rules and other administrative provisions; (iv) provide and control the air navigation services; (v) issue and enforce the safety and health rules that must be observed in air transportation services; (vi) issue certificates of registration, certificates of airworthiness, and certificates to air services providers and declare the suspension, cancellation, revalidation or revocation of such certificates; (vii) maintain and operate the Mexican Aeronautical Registry (Registro Aéronautico Mexicano), where aircraft and leases over aircraft are regulated; (viii) participate in the international agencies and in the negotiation of treaties; (ix) promote the development and training of the aeronautical technical staff; (x) issue and, if applicable, revalidate or cancel the licenses of the aeronautical technical staff; (xi) interpret the Mexican Aviation Law and its regulations for administrative purposes; (xii) authorize the verification visits; (xiii) appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general, and (xiv) approve flight plans.

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

Environmental Regulation

We are subject to regulations relating to the protection of the environment such as the Mexican General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the regulations of the Mexican General Law of Ecological Balance and Environmental Protection regarding Environmental Impact, Prevention and Control of Air Pollution and of Hazardous Waste (Reglamentos en Materia de Evaluación del Impacto Ambiental, Prevención y Control de Contaminación del Aire y Desperdicios Peligrosos), the Mexican General Law for Prevention and Handling of Wastes (Ley General de Prevención y Gestión Integral de Riesgos) and the Mexican National Waters Law (Ley Nacional de Aguas) and its regulations, official Mexican standards, international treaties, bilateral agreements and specifically by an Official Rule NOM 036 SCT3 2000 which regulates the maximum limits of the aircraft noise emissions as well as the requirements to comply with such limits. Volaris Opco is ISO 14,000 certified.

Civil Liability

The Mexican Aviation Law, the Warsaw Convention, as amended by the Montreal Convention, and the Mexican Federal Civil Code (Código Civil Federal) set forth guidelines related to the liability of an aircraft operator for damages caused to third parties during its air and ground operations, or resulting from persons or things ejected from the aircraft. Mexican courts, however, have occasionally disregarded these limitations provided by the Warsaw Convention and have awarded damages purely based on the Mexican Federal Civil Code and Mexican consumer protection regulations, resulting the awarding of damages higher than those established in the Mexican Aviation Law.

Insurance

Pursuant to Article 74 of the Mexican Aviation Law and ancillary regulations we are required to maintain insurance policies with reputable insurance companies, covering damages and/or losses for passengers, baggage, cargo and mail, as well as general third-party legal liability, for at least certain minimum amounts. Airlines must submit their insurance contracts to the SCT prior to initiating operations. For international air transport, our insurance must comply with the provisions of the applicable international treaties.

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

As of the date of this annual report, we had FAA airworthiness certificates for 42 of our aircraft (the remainder being registered with the AFAC in Mexico), we had obtained the necessary FAA authority to fly to all of the cities we currently serve, and all of our aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

We are also subject to the regulation of the aviation authorities in the countries of Central and South America in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in Central and South America.

International Regulation

Our service to the U.S. is also subject to CBP (a law enforcement agency that is part of the DHS), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo onto our flights.

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

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP, background checks and restrictions on carry-on baggage. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $5.60 for air transportation that originates at an airport in the United States. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Environmental Regulation

We are subject to various federal, state and local U.S. laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. The EPA regulates our operations in the United States, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet all emission standards issued by the EPA. Concern about climate change and greenhouse gas emmissions may result in additional regulation or taxation of aircraft emissions in the United States and abroad.

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

Other Regulations

In the United States, we are subject to certain provisions of the Communications Act of 1934, as amended, and are required to obtain an aeronautical radio license from the FCC. To the extent we are subject to FCC requirements, we take all necessary steps to comply with those requirements. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

Concessions and Permits

Through our subsidiaries Vuela Aviación and Vuela El Salvador, we hold concessions, which authorize us to provide regular passenger, cargo and mail air transportation services.

The Exploitation Certificate (Certificado de Explotación) of Vuela Aviación was granted by the government of Costa Rica on November 9, 2016, and remains valid until December 20, 2036. The Operating Permit (Permiso de Operación) of Vuela El Salvador was granted by the government of El Salvador on August 23, 2021, and remains valid until May 30, 2024. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

Taking Seizure in El Salvador

In accordance with Salvadoran law and Vuela El Salvador´s concession, the Salvadoran government can take away or seize our assets, temporarily or permanently, can affect the aeronautical service, specifically when they are declared of national interest, being able to modify procedures when it comes to in the event of natural disasters, war, serious disturbances of public order or in the event of imminent danger to national security, internal peace or the national economy; and that the declaration of a state of emergency is derived from it. Furthermore, in all cases, the Salvadoran government must indemnify us following the calculations established by law in the case of expropriation, which an administrative process must follow only in the case of expropriations. Under these circumstances, we would not be able to continue our normal operations. Furthermore, the applicable legislation is unclear about how compensation is determined and when it is paid. Therefore, it is probable that applying the figures mentioned above that modify the free use of our assets will have a material adverse effect on our business, results of operations, and financial situation.

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

Industry

There are two main categories of passenger airlines that operate in the domestic and international Mexican market: (i) the traditional legacy network carriers, which include Grupo Aeroméxico, and (ii) the low-cost carriers, which include Interjet (which as of the date of this report is not operating) VivaAerobus and Volaris. The ULCC business model is a subset of the low-cost carrier market.

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

The ULCC business model involves, among other things, intense focus on low cost, efficient asset utilization, unbundled revenue sources aside from the basic fare with multiple products and services offered for additional fees. Globally, ULCCs with highly successful business models include Allegiant, Frontier and Spirit in the United States, Ryanair and Wizz in Europe, and AirAsia in Asia.

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

Economic and Demographic Trends

We believe the Mexican airline industry has strong potential for growth, given the country’s young demographics, the long-term trend for improving macroeconomic base and growing middle class, which will likely facilitate organic expansion of the airline sector. In addition, the national airline industry is relatively underpenetrated when compared to other countries of similar size and demographic characteristics. These elements combine at a time when the industry is under considerable attrition due in part from some of the legacy operators ceasing operations.

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 2.4% in 2022 and 2.9% in 2023 according to the Mexican Central Bank’s mid-point projections. These estimates are in line with the expected growth of U.S. GDP for 2022 of between 2.1% and 3.3% and are in line with the expected growth of U.S. GDP for 2023 of between 2.0% and 2.9%, according to the U.S. Federal Reserve. The GDP grew from 12.6 million in 2010 to 15.1 million in 2020, according to information derived from the report Cuantificando la Clase Media en México 2010-2020 of the INEGI. As of 2020, according to the Censo de Población y Vivienda 2020 of INEGI intercensal survey, approximately 30% of the Mexican population was under 18 years of age, which we believe benefits Volaris by providing a strong base of young, potential passengers in the future. This contrasts favorably with more mature aviation markets like the United States, where approximately 22.4% of the population is currently under 18 years of age. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. On a global basis the World Bank estimates that as of 2019, there were, on average 0.6 annual trips per capita, whereas in Mexico the number was roughly a portion of that; this figure decreased form 0.6 in 2019 to 0.3 as of 2020 due to the COVID-19 pandemic.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2020 (the latest year for which date is available as of the date of this annual report), bus companies transported over 1.87 billion passengers in Mexico, of which approximately 50.4 million were executive and luxury passenger segments, as measured in segments which include both long- (five hours or greater) and short-distance travel, according to the Mexican General Direction of Ground Transportation Authority. We believe that just a small shift of bus passengers to air travel would significantly increase the number of airline passengers. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

The Mexican government still manages and operates the Mexico City International Airport, which it considers strategic, as well as other minor airports in the country. We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In September 2014, the Mexican government announced the construction of a new international airport for Mexico City to replace the current international airport. In January 2019, the Mexican government announced the cancellation of the construction of the new Mexico City International Airport and introduced plans to invest in the expansion of the existing airport and is building a new airport in the Mexico City metropolitan area. In March 2022, the first fase of Felipe Angeles International Airport was finished and started operations.

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

The Mexican aviation industry has undergone a significant transformation due to the emergence of low-cost carriers, including us and VivaAerobus, and the exit of eight carriers. Changes in the Mexican airline competitive environment have resulted in an important increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than that of developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico.

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

In Mexico, the United States, Central America and South America, the scheduled passenger service market consists of three principal groups of travelers: business travelers, leisure travelers, and travelers visiting friends and relatives, or VFR. Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers typically place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges, as well as price.

VFR and leisure passengers travel for a number of reasons, including social visits and vacation travel. We believe that VFR and leisure traffic are the most important components of the traffic in the markets we target and serve and are important contributors to our non-passenger revenue production. We believe that VFR and leisure passengers represent a significant percentage of our total passenger volume. As part of our route development strategy, we target markets that will likely appeal to VFR and leisure travels at price points that were previously not available. This strategy allows us to stimulate demand in new markets by encouraging travel by VFR and leisure travelers.

Domestic passenger volumes have grown in Mexico by a CAGR of 3.3% and international volumes have increased by a CAGR of 1.8% from 2007 to 2021 according to the AFAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2007 to 2021:

Passenger Volumes(1)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
(millions of segment passengers)
International	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.5	45.0	47.6	48.8	20.1	35.8
% growth increased)	(0.5)%	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	7.9%	11.1%	5.8%	2.4%	(58.8)%	78.2%
Domestic	27.4	27.6	24.4	24.5	25.6	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7	28.3	44.4
% growth increased)	23.6%	0.9%	(11.6)%	0.3%	3.9%	10.2%	8.6%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%	57.2%
Total	54.6	55.5	48.6	50.3	52.4	56.7	61.5	66.6	74.8	82.4	90.4	97.3	102.5	48.4	80.2
% growth increased)	10.3%	1.8%	(12.4)%	3.5%	4.0%	8.3%	8.3%	8.3%	12.3%	10.2%	9.6%	7.7%	5.3%	(52.8)%	65.9%

Source: AFAC

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Latin-American communities in order to stimulate VFR demand and leisure traffic in those markets. Approximately 82% of international passengers in Mexico fly to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. We have learned that many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2020; including Los Angeles (Los Angeles County, 4.9 million), Houston (Harris County, 2.0 million), Miami (Miami-Dade County, 1.9 million), Phoenix (Maricopa County, 1.4 million), Chicago (Cook County, 1.4 million); Ontario, California (Riverside County, 1.2 million) and Dallas (Dallas County, 1.0 million), according to PEW Research Hispanic Center based on U.S. Census Bureau data. In recent years, we have also been growing our operations in Central and South America.

In 2021, the Mexican ULCCs (VivaAerobus and Volaris) together maintained 69.5% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Volaris	7.94%	12.16%	12.82%	14.79%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.40%	28.31%	31.23%	38.34%	41.22%
Grupo Aeroméxico	28.58%	28.01%	32.28%	36.20%	40.17%	37.78%	35.77%	36.04%	33.74%	31.13%	28.98%	27.59%	24.21%	25.31%	27.48%
Grupo Mexicana(2)	24.07%	24.05%	27.16%	18.55%	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	7.04%	10.83%	12.71%	16.35%	24.78%	23.83%	24.37%	23.69%	24.53%	21.62%	21.18%	20.48%	19.69%	8.75%	—
Viva Aerobus	4.44%	4.83%	5.83%	8.85%	11.49%	12.49%	12.19%	11.81%	11.70%	14.26%	16.87%	18.35%	20.12%	24.41%	28.31%

Source: AFAC

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Ceased operations in August 2010.
(3)	Suspended operations in December 2020.

The airline industry in Mexico has seen sharp attrition, with the exit of eight airlines since 2007, including the bankruptcy of Grupo Mexicana in April 2014 and the suspension of operations of Interjet since 2020. This allowed us to further expand our international service offering in a very short timeframe.

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Volaris	—	—	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%	39.20%
Grupo Aeroméxico	34.05%	31.73%	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%	41.59%
Grupo Mexicana(2)	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	0.10%	0.28%	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%	—
Viva Aerobus	—	0.85%	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%	18.11%

Source: AFAC

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Ceased operation in August 2010.
(3)	Suspended operations in December 2020.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers including United, American, Alaska Air, and Delta. As of December 31, 2021, we were the fourth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 22.91 % from 2006 to 2021, with approximately 0.9 million booked passengers in 2006 and 24.4 million booked passengers in 2021.

Our Business Model

Our business model is based on that of other ULCCs operating elsewhere in the world, such as Allegiant, Frontier and Spirit in the United States, Ryanair and Wizz in Europe and AirAsia in Asia. We utilize our ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide suitable and efficient customer service. Our unbundled pricing strategy allows us to provide low base fares and enables our passengers to select and pay for a range of optional products and services for additional fees. We target VFR, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States, Central and South America.

Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. We believe a small percentage shift of bus passengers to air travel would dramatically increase the number of airline passengers. Higher load factors help us generate additional non-passenger and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

We have a relentless focus on low costs as part of our organizational culture. We are the lowest cost airline carrier in Latin America, based on CASM, compared to the other Latin American publicly traded companies. We are also one of the lowest cost carrier in our target markets in Mexico and the United States, compared to our target market competitors, according to public information available from such competitors. We are able to keep our costs low due to our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.

We were established and are operated to achieve the following goals: (i) to create a profitable and sustainable business model; (ii) to successfully compete by creating structural advantages over other carriers serving Mexico through our ULCC business model; (iii) to provide affordable air travel with a suitable and efficient experience for our customers; and (iv) to create a dynamic, cost conscious and entrepreneurial working culture for our employees. We believe that our strengths are:

Lowest Cost Structure. We believe that in 2021 we had the lowest cost structure of any of the other Latin American publicly traded airlines, with CASM of Ps. 130.9 cents (U.S. $6.45 cents), compared to Azul at U.S. $9.44 cents, Copa at U.S. $9.10 cents, Gol at U.S. $12.39 cents, Grupo Aeroméxico at U.S. $13.31 cents and LATAM at U.S. $14.83 cents. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air at U.S. $10.47 cents, American at U.S. $14.42 cents, Delta at U.S. $14.40 cents, Jet Blue at U.S. $11.30 cents, Southwest Airlines at U.S. $10.66 cents, Frontier at U.S. $8.10 cents, Spirit at U.S. $8.07 cents, Allegiant at U.S. $8.26 cents and United at U.S. $14.36 cents in 2021, according to publicly available financial information. We achieve our low operating costs in large part due to:

Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is one of the youngest fleet in the Americas, with an average aircraft age of 5.4 years as of December 31, 2021.

●	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates of 12.53 block hours per day in 2021.
●	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center or airport service desks as these distribution channels are the lowest cost to us. We sell 82.7% of our tickets through these channels. We do not use global distribution system, or GDS.
●	Variable, Performance-Based Compensation Structure. We compensate our employees on the basis of their performance, and we reward them for the contribution they make to the success of the company rather than their seniority.

Ancillary Revenue Generation. We have been able to grow our non-passenger revenue by allowing our passengers to choose what additional products and services they purchase and use. Thanks to our “You Decide” (“Tú Decides”) strategy, we have increased average non-passenger revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S.$39.20 in 2021 by, among other things:

●	charging for excess baggage;
●	utilizing our excess aircraft belly space to transport cargo;
●	passing through all distribution-related expenses;
●	charging for advance seat selection, extra legroom, and carriage of sports equipment;
●	consistently enforcing revenue policies, including change fees;
●	generating subscription fees from our ultra-low-fare subscription service, V-Club;
●	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;
●	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and
●	selling onboard advertising.

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

We regularly manage yield and load factor, including through targeted promotional fares that can be as low as Ps.349 (U.S.$44.99) or Ps.299 (U.S.$34.99) for Vclub members. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 93,000 points of payment throughout Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. We have developed a profitable route network, on an annual basis based on the results of our most recently completed fiscal year and built a leading market share in several of our markets. As of December 31, 2021, we had more than 50% passenger market share in 117 of our 183 routes. As of December 31, 2021 we faced no competition from any other carrier on over 40% of our routes. In 2021, 32.3% of our passenger revenues derived from our U.S. routes and 26.9% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2021, we achieved an average passenger load factor of 84.7% and an average aircraft utilization rate of 12.53 block hours per day with a standard turnaround time between flights of approximately 64 minutes. For our fleet type, our average aircraft utilization rate of 10.85 flight hours per day was among the highest worldwide and was 53% higher than the industry average of 5.66 flight hours per day for all Airbus A319 aircraft, 75% higher than the 6.33 flight hours per day for all Airbus A320 aircraft and 50% higher than the 6.8 flight hours per day for all Airbus A321 aircraft, according to information for the year ended December 31, 2021 available from Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat as compared to a lower density configuration flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 77.3% on-time performance rate, 97.5% flight completion rate and a mishandled baggage rate of only 0.5 bags per 1,000 passengers in 2021.

Brand Recognition with a Fast Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2021, we had approximately 4.4 million fans on Facebook and 2.0 million followers on Twitter, both of which we primarily use for marketing, customer service and promotion. Our social media reach has been a very low cost, yet effective, marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on a very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property, or IMPI, for the “Volaris” brand.

Balance Sheet Positioned for Growth. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows, and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance the emerging growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2021, we had a balance of Ps.15.1 billion in unrestricted cash and cash equivalents, representing 34% of our last twelve months operating revenues. As of December 31, 2021, our cash, cash equivalents and restricted cash were Ps.15.2 billion. Additionally, at December 31, 2021, our credit lines totaled Ps.9.9 billion, of which Ps.6.9 billion (Ps.0.2 million were undrawn) were related to financial debt and Ps.3.0 billion were related to letters of credit (of which Ps.0.5 billion were undrawn).

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

Remain the ULCC of Choice. We believe that by deploying additional cost-efficient Airbus A320neo and A321neo aircraft with higher seat density, spreading our low fixed cost infrastructure over a larger scale of operations, outsourcing operating functions and keeping sales and marketing overhead low, we can continue to improve operating efficiencies while maintaining low costs. Our ULCC business model enables us to operate profitably, on an annual basis based on the results of our most recently completed fiscal year, at low fare levels, and we intend to continue to maintain low fares to stimulate demand. We also make flying easy and strive to remain the low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable suitable and efficient travel experience to our customers across our expanding operations in Mexico, the United States, Central America and South America.

Grow Non-passenger Revenue while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-passenger revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products, such as hotel rooms, car rentals and trip interruption insurance, on which we receive commissions. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called V-Club which had approximately 654,000 members as of December 31, 2021. The number of V-Club members increased by 65% in 2021 compared to 2020. In 2021 we introduced a duo membership of U.S. 49.99 and an exclusive V-Club page where the customer can purchase any of these memberships on a subscription basis and choose whether they want an automatic monthly or annual fee according to their preferences. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-passenger revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 136 Airbus A320 family aircraft equipped with sharklet technology that will be delivered over the next eight years, 132 from the Company´s purchase agreement with Airbus and four from lessors order book, including 35 of the next generation Airbus A320neo and 101 of the next generation Airbus A321neo, the delivery of which commenced in 2016 and 2018, respectively. During 2021, we incorporated 15 A320neo into our fleet. In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026. The new order includes 46 A320neo and 34 A321neo. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 aircraft deliveries between 2020 and 2022. In November 2021, the Company entered into a new amendment to the purchase agreement with Airbus to purchase 39 additional A320 family NEO aircraft which we are committed to receive between 2023 and 2029, under this amendment we have the option to purchase 25 additional A320 family NEO aircraft.

Our fleet have reached 105 aircraft as of the date of this annual report. We believe that a disciplined ramp-up in young and efficient aircraft as our market share expands reduces our exposure to market conditions. We intend to maintain our commitment to a common fleet type because we believe it is the most efficient option for our markets and operations.

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

For example, in 2021, we added 6 new routes, including one domestic route (Cancun - Mexicali) and 5 international routes (Bogota - Mexico, Bogota - Cancun, Mexico City – San Salvador, Cancun – San Salvador and San Salvador – San Pedro Sula). As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 209 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 117 routes internationally that have stage lengths of at least 410 miles.

Our Operations

Passenger Revenues

Passenger revenues accounted for Ps.43.3 billion or 97% of our total operating revenues in 2021. VFR traffic makes up the largest component of our customers, and we believe our VFR customers are the most cost-conscious and time/schedule flexible of all of our travelers. Our VFR market tends to complement our leisure-driven market from both a seasonal and week-day perspective. VFR traffic is strongest during the summer, Christmas and New Year season, followed by Easter. Leisure traffic makes up the second largest component of our customers. This segment responds well to demand stimulation based on low fares. Leisure traffic tends to coincide with holidays, school schedules and cultural events with peaks in July and August and again in December and January. Cost-conscious business people make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season. We do not operate a frequent flier program.

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

We generate fees from V-Club, our individual annual membership subscription service, by charging U.S. $29.99 or a group annual membership of U.S. $149.99. V-Club subscriptions accounted for 0.5% of our other passenger revenues in 2021.

Members of the V-Club have exclusive access to the lowest fares and promotions through our website and mobile app. We also generate revenues from our affinity credit card from multiple revenue streams including electronic credit redemptions earned through credit card purchases. Revenue from the Volaris affinity credit card accounted for 2.0% of our non-passenger revenues as of December 31, 2021. As of December 31, 2021, we had approximately 654,000 V-Club members and 366,000 affinity credit card holders.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2021, we derived Ps.1.4 billion, or 3% of our total operating revenues from these sources.

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

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are approximately U.S. $3.99 to U.S. $29.99, U.S. $13.99 to U.S. $49.99, U.S. $90.00 to U.S. $210.00, U.S. $100.00 to U.S. $190.00 and U.S. $85.00 to U.S. $110.00, respectively and we generate such fees in Mexico, the United States, Central and South America. We also make available trip insurance commercialized by third parties through our website.

We make efficient use of extra capacity in our aircraft by carrying cargo on our passenger flights. We offer cargo transportation services on all domestic routes. We outsourced all ground cargo handling services, including storage, to several third-party providers and the related cost of such services are paid by our cargo customers. We offer competitive rates and our service includes reception, check-in, shipping and delivery to the final destination.

We also offer charter services, which do not represent a significant part of our total operating revenues.

Route Network

We currently serve 72 cities throughout Mexico, the United States, Central and South America and operate up to 500 average daily segments on routes that connect 44 cities in Mexico, including highly demanded destinations such as Cancun, Guadalajara, Mexico City, Monterrey and Tijuana, and 28 cities in the United States, Central and South America, including: Charlotte, Chicago, Dallas, Denver, Fresno, Houston, Las Vegas, Los Angeles, Miami, New York, Oakland, Ontario, Orlando, Phoenix, Portland, Reno, Sacramento, San Antonio, San Jose (California), Seattle, Washington D.C.,  San Jose (Costa Rica), Guatemala City (Guatemala), San Salvador (El Salvador), San Pedro Sula (Honduras), Bogota (Colombia) and Lima (Peru). Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California.

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

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our product through four primary distribution channels: our website, our mobile app, our call center, airports and third parties such as travel agents. We use our website as the primary platform for ticket sales. After our website and mobile app, our distribution sources are our outsourced call center, third-party travel agents and airport counter sales. The following table sets forth the approximate percentage of our ticket sales in 2021 per distribution source and applicable fees:

Distribution Source	% of tickets Sold in 2021	Fee in pesos(1)
Website and mobile app	78.1%	$0
Call center	3.3%	$300
Third-party travel agents	17.3%	$169
Airport counters	1.3%	$0
(1)	Standard fee charged per customer.

Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them through to our customers.

Our passengers may pay for their tickets at the time of booking on our website or through our call center by credit or debit card, or within 24 hours in cash at one of the various points of payment, located at several different businesses vendors we have made available. Approximately 93.3% of our sales are paid by credit and debit card and 6.7% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia to provide our customers with the possibility to pay in cash for their tickets at over 93,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2021, we expensed an aggregate of Ps.926 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link, S.A. de C.V., or One Link, for the services of call center. Pursuant to this agreement, One Link receives calls from our customers to provide them with information about our fares, schedules and availability among others. The agreement with One Link expires in August 2025.

We have signed agreements with Navitaire LLC and Jeppessen Systems AB, major suppliers of IT solutions in the global airline industry. Through these agreements we are provided with technology systems that allow us to conduct our operations.

Pursuant to our agreement with Navitaire LLC, they provide us with hosted reservation services, including reservations, revenue accounting, and operations management and recovery, as well as certain services related thereto. This agreement has an initial term of ten years and has been extended until March 2025, unless it is terminated with prior notice subject to certain conditions.

The foregoing description of the terms of the agreement with Navitaire LLC is intended as a summary only and is qualified in its entirety by reference to the copy filed as an exhibit to this annual report.

Marketing and Advertising. Our marketing and advertising activities include the use of the Internet, television, radio and billboards. We focus on direct consumer marketing for our markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google, Instagram and YouTube. As of December 31, 2021, we had approximately 4.4 million fans on Facebook and 2.0 million followers on Twitter, which we primarily use for marketing and promotion.

We reach our customers directly by holding promotional events that build brand recognition. We also advertise on billboards, in venues that our core consumers frequently attend, radio, television and shopping malls. We have Internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 1.7 million e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost. We recently launched a new marketing campaign, denominated “Te queremos volando” that was designed to focus on the middle to high income traveler and “Agárrale el modo a volar” that was designed to focus on the low to middle income traveler, with efforts allocated in new channels and to accelerate the substitution of long-distance bus travel to air travel.

We have a membership-based ultra-low-fare subscription service called V-Club which had approximately 654,000 members as of December 31, 2021. The V-Club is an annual subscription-based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. V-Club members pay a small annual fee for first access to offerings of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every six weeks) and private offers on hotels, rental cars and other travel necessities. The number of V-Club members increased by 65% in 2021 compared to 2020.

The Volaris affinity credit card, Volaris INVEX, provides holders with cash back on Volaris-related purchases and grants priority boarding, additional baggage, allowances, deferred payment on purchases with no interest, a 15% discount on the purchase of on-board menu items, access to the MasterCard Elite lounge at the Mexico City International Airport. We receive a fee from all purchases made with the card. In March 2015, we launched the Volaris INVEX 2.0 credit card with additional benefits, such as an individual V-Club and LoungeKey membership. In October 2017, we launched the Volaris INVEX 0 credit card, which has no annual fee.

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

On the international market, our base fare (“basic”) only includes one personal item, and the possibility of adding luggage and other services with a charge. In the case of the domestic market, our base fare (“basic”) includes 2 carry ons, and the possibility of adding extra weight and other services with a charge. Additions can be made directly by choosing other types of fares (“classic,” “plus”) or adding a-la-carte services. Our fares are non-refundable and subject to change fees. In addition to our base fare, customers can choose a variety of additional products and services to customize their travel experience. These include options like pre-selecting a higher baggage allowance or preferred seating, as well as purchasing food, beverages and other products on board. Additional products and services can be purchased at different points in time, including at the time of purchase, before the flight and at the airport. We increase the prices of these products and services the closer the customer purchases them to the departure date.

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

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2021, we conducted Net Promoter Score (NPS) surveys during the first and fourth quarters with an average of 38,019 monthly responses; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2019, 2020 and 2021:

	2019	2020	2021
On-time performance(1)	79.2%	87.9%	77.3%
Completion factor(2)	97.6%	94.6%	97.5%
Mishandled baggage(3)	1.0	0.6	0.5
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2021, our CASM was Ps.130.9 cents (U.S. $6.45 cents), compared to an average CASM of U.S. $12.51 cents for the other Latin American publicly traded airlines (Azul, Copa, Gol, Grupo Aeroméxico and LATAM). We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska Air, American, Delta, Jet Blue, Southwest Airlines, Frontier, Spirit, Allegiant and United, which had an average CASM of U.S. $12.87 cents in 2021.

Our principal competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, Viva Aerobus and many U.S.-based carriers, including Alaska Air, American, Delta and United. In the Mexico — Central America market our principal competitors are Grupo Aeroméxico and Avianca, while in the Central America — U.S. market our principal competitors are Avianca and Delta. For the Mexico — South America market our principal competitors are Grupo Aeroméxico, Viva Aerobus and LATAM. Our competitors and the Mexican airline industry as a whole have also been significantly impacted by the COVID-19 pandemic.

In 2021, the Mexican low-cost carriers (including us) combined had 69.5% of the domestic market based on passenger flight segments. We had 41.2% of the domestic market which placed us first, according to AFAC. As of December 31, 2021, the number of commercial aircraft in service in Mexico increased to 310, as compared to 275 as of December 31, 2020, according to AFAC. This 13% increase was comprised mainly of narrow body aircraft, including 79 Airbus A320s, 51 Boeing 737s, and 16 Airbus A321s. On June 30, 2020, Grupo Aeroméxico, our largest competitor by domestic and international market share in 2019, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022 Grupo Aeromexico announced that it had concluded its restructuring process. As of December 31, 2021, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect had fleets of 79 and 42 aircraft, respectively, as compared to 58 and 44, respectively, as of December 31, 2020. In addition, Interjet, our second largest competitor by international market share in 2019, has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. According to media reports, on April 26, 2021, Interjet announced that its shareholders approved the filing of a reorganization process (concurso mercantil) in Mexico. VivaAerobus, our second largest competitor by domestic market share in 2020, has increased their fleet from 43 as of December 31, 2020 to 55 as of December 31, 2021. In addition to these changes in fleet size, our market share has also increased. As of December 2021, our domestic market share had increased 3.24 percentage points to 39% and our international market share had decreased 3 percentage points to 11%, in each case as compared to our market shares as of December 2020.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 101 aircraft as of December 31, 2021.

As of December 31, 2021, we flew only Airbus A320 family aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022.

In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 aircraft deliveries between 2020 and 2022.

In November 2021, the Company entered into a new amendment to the agreement with Airbus to purchase 39 additional A320 NEO family aircraft which we are committed to receive between 2023 and 2029. The new order includes 39 A321NEO. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

Also, in this agreement the Company exercised its right under the agreement with Airbus to convert twenty A320neo aircraft into A321neo aircraft.

As of December 31, 2021, our fleet of 101 Airbus narrow-body aircraft consisted of six Airbus A319s (including one owned), 79 A320s (39 of them are NEO) and 16 A321s (six of them are NEO). We have a young fleet with the average age of our fleet being 5.4 years as of December 31, 2021, as compared to an average of 8.0 years for the other Mexican airlines according to the AFAC. A young fleet leads to better reliability in terms of the performance of our aircraft, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate up to 144 passengers, our Airbus A320s accommodate up to 186 passengers and our Airbus A321s accommodate up to 239 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 22 spare engines (20 of them leased and two owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2021:

Fleet additions
(Returns)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)	—
A320	—	—	2	—	—	8	7	7	8	4	8	5	6	3	6	15
A321	—	—	—	—	—	—	—	—	—	2	8	—	4	2	—	—
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71	77	82	86	101

The following table shows the expected development of our fleet from 2022 to 2025 pursuant to our current contracts:

Fleet additions (Returns)	2022E	2023E	2024E	2025E
A319	(2)	(1)	(2)	(1)
A320	9	(3)	3	(5)
A321	7	4	9	9
Total fleet	115	115	125	128

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including: (i) the revolving line of credit with Banco Santander México and Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, under which we act as a guarantor and (ii) financing provided by certain lessors in respect of 18 aircraft to be delivered between 2023 and 2024), purchase and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchase and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus which are sold to lessors and are simultaneously leased back through leaseback agreements. We have obtained financing for the pre-delivery payments in respect of all the aircraft to be delivered through 2022. Additionally, we have obtained financing for the pre-delivery payments with certain lessors in respect of 18 aircraft to be delivered in the years 2023 and 2024. As of December 31, 2021, we had 100 aircraft leased pursuant to long-term lease agreements for an average term of 12.14 years each. The operating leases for these aircraft expire between 2022 and 2033. We make monthly rent payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed rent payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

As of December 31, 2021, the purchase agreement with Airbus requires us to accept delivery of 132 Airbus A320 family aircraft in the next eight years (from January 2022 to October 2029). The agreement provides for the addition of 132 aircraft to our fleet as follows: 13 in 2022, five in 2023, 17 in 2024, 16 in 2025, 27 in 2026, 21 in 2027, 19 in 2028 and 14 in 2029. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which we are committed to receive from 2022 to 2026. The new order includes 46 A320neo and 34 A321neo. Under such agreement and prior to the delivery of each aircraft, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022. In July 2020, we amended the agreement with Airbus to reschedule 80 aircraft deliveries between 2023 and 2028. In October 2020, we amended the previous agreement with Airbus to reschedule 18 aircraft deliveries between 2020 and 2022. In November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional aircraft which we are committed to receive between 2023 and 2029. Additionally, the Company exercised its right under the agreement with Airbus to convert twenty A320neo aircraft into A321neo aircraft.

We have six scheduled A319 aircraft returns in the next four years: two in 2022, one in 2023, two in 2024 and one in 2025. Additionally, we have 20 A320 aircraft returns in the next four years: four in 2023, four in 2024 and twelve in 2025. We also have three A321 aircraft in the next four years, two in 2023 and one in 2024. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, we have been able to lease aircraft from lessors and have the flexibility to do so again in the future. For certain risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

Maintenance

We have mandated and approved maintenance programs required by the applicable aviation authorities, administered by our maintenance and planning engineering department. Our maintenance technicians undergo extensive initial and ongoing training (as applicable by the aviation regulations) to ensure the safety of operations. Line maintenance is performed by our qualified technicians, under our repair station certificates issued by the FAA and AFAC and by maintenance providers which hold the necessary certifications.

Aircraft maintenance and repair consists of routine and non-routine maintenance, and the work performed is divided into three general categories: routine maintenance (including line maintenance), heavy or major maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at the airports we currently serve. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to complete and are required approximately every 24 to 36 months.

Heavy airframe maintenance checks consist of a series of more complex tasks that can take up to six weeks to complete. Heavy engine maintenance is performed approximately every five to six years and includes a more complex work scope, performed at specialized shops. Due to our fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient. We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services. We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is an FAA-approved maintenance provider.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 38%, 26% and 34% (including derivative and non-derivative financial instruments) of our total operating expenses in 2019, 2020 and 2021, respectively. We purchase fuel from ASA which also supplies fuel and fills our aircraft tanks in Mexico. Under our agreement with ASA, the price of fuel is determined by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) and this agreement may be terminated by either party upon short notice. As of December 31, 2021, we purchased our domestic fuel under the ASA fuel service contract, and international fuel under the WFS, Shell, Uno Petrol, Uno El Salvador, BP Products North America, Chevron and Associated Energy Group fuel service contracts. See Item 3: “Key Information—Risk Factors—We rely on a number of single suppliers for our fuel, aircraft and engines.”

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

Sustainability

In 2021 we continue to make efforts in incorporating our corporate sustainability strategy into the business practices. The program is comprised of three focus areas, the Economic and Corporate Governance Focus, the Planet Care Focus, and the People Care Focus. The program is also aligned to our ESG criteria, which are aimed at allowing the efforts of the business to be directed toward sustainable future growth while simultaneously creating long-term value for our stakeholders.

Our Economic and Corporate Governance Focus encompasses policies aimed at cost-reduction, the optimization of resources, and maintenance of operational efficiency and reliability. Through this focus, we also aim to influence the creation of public policies consistent with our corporate sustainability strategy, manage our corporate reputation, and develop clear communication channels with our stakeholders. Moreover, our business values, ethics, and legality are influenced through our anti-corruption and anti-bribery practices, as well as through risk and crisis management systems, as we aim to protect information, and personal data, and transparency in all our processes. In 2021, we received an award from 50/50 Women on Boards and Women Corporate Directors. We are one of the few public companies in Mexico having two women as independent directors.

The Planet Care Focus is defined by our environmental protection policy, through which we aim to achieve aviation’s commitments and respond to regulatory requirements, to protect the planet and reduce polluting emissions. We have taken the following initiatives:

Fuel Efficiency Management Program: As part of this initiative, we aim to maximize fuel efficiency. The focus of this objective is reducing our jet fuel consumption. Our primary effort in reducing jet fuel consumption is directed through the acquisition of a young fleet and continued investment in the best available and cost-efficient technology as well as an array of additional fuel-saving techniques. In 2021, we finished the year with a fleet of 101 aircraft, of which 45 are NEO, which are more fuel-efficient and release fewer CO₂ emissions per ASM. Moreover, we implement operational initiatives such as optimal fuel planned arrival, flight techniques, reduction of auxiliary power unit usage, and reduction of cabin weight through reconfiguration of lighter seats and trolleys.

We also have initiatives to reduce paper and electricity consumption, minimize waste, promote recycling, and promote efforts for biodiversity protection, and these initiatives implicate both our practices and those of our third-party partners. Some of our environmental programs have received accreditation certificates such as ISO 14001 and 9001. Volaris aims to engage with our key stakeholders and build collaborations with third parties to help drive down the costs of the development and implementation of new technologies. We have joined aviation industry coalition of IATA Fly Net Zero to accelerate our climate goals and influence climate and sustainability policy development.

The People Care Focus aims to strengthen our commitment to people. This includes our employees, customers, and the communities in which we operate. Our labor practices are designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of: (i) Our vision: transcending by creating and materializing the best travel experiences, (ii) Our mission: with the best people and at low cost we enable more people to travel... Well!, (iii) Our behaviors: credibility, respect, impartiality, camaraderie, and pride, and (iv) Our pillars: safety, customer service, and sustained profitability.

We seek to attract, develop, and retain the talent of competent and professional people, the driving desire behind our competitive benefits plan that exceeds applicable legal requirements. We are also committed to maintaining the occupational safety and health of our employees. To that end, we have a series of initiatives that are focused on promoting a workplace free of violence and harassment, fostering the conditions necessary for equal opportunities, and providing appropriate eand frequent training to assure the sustained well-being of our employees. In 2021, we added approximately 1,800 new employees to the Volaris Family.

Additionally, our corporate volunteer program aims to promote a culture of volunteering and a sense of belonging at the Company among our employees.

Relations with the communities in which we operate are integral to our People Care Focus. We seek to generate value for society through two programs: 1) Volaris Aid Aircraft and 2) Human Rights Protection Program. The Volaris Aid Aircraft program aims to help those experiencing vulnerable situations, such as medical emergencies and emergencies due to natural disasters, through strategic alliances. Through the Human Rights Protection program and strategic alliances, we seek to promote the protection of the rights of young girls and boys who travel with Volaris, in order to safeguard them from potential human trafficking and commercial sexual exploitation in the context of travel and tourism.

The People Care Focus also prioritized the well-being, safety, health, and protection of our customers’ rights. We strive to strictly comply with the highest safety standards as well as domestic and international regulations. In a year of growth for our Company, as 2021 was, we focused on operational safety; we obtained the IOSA certification, and we were rated as one of the safest airlines worldwide by Airlineraitings.com. Moreover, 99% of our employees are vaccinated. We are also making an effort to maintain high-quality medical attention to face the pandemic.

Our efforts to maintain our workforce and their families and our customers safe include:

•	investing in 24-hour medical attention;
•	providing free COVID-19 tests for our employees; and
•	providing free flights to our employees and their families as transportation to vaccination sites.

In 2020, these efforts culminated in our current membership in the S&P Dow Jones Sustainability Index. We are one of only five airlines in the world included in this index. We are also the only airline included in the MILA Pacific Alliance Index.

Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as Volaris’ ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary in Mexico and the United States. Comercializadora is primarily engaged in marketing, advertising and other commercial matters. Volaris Opco and Servicios Corporativos employs some of our employees. Servicios Corporativos renders specialized services to its affiliates. Viajes Vuela performs travel agency services. Comercializadora Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employ some of our employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. Vuela El Salvador is incorporated in El Salvador. See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

On July 14, 2021, Volaris Opco and Servicios Administrativos agreed to a merger, with Volaris Opco as the surviving company. The merger took full legal, accounting and tax effect on August 31, 2021 and the accounts of assets, liabilities, and equity of these companies were merged.

On October 5, 2021, we entered into a share transfer agreement to acquire all the capital stock of GDS through our subsidiaries Vuela and Servicios Earhart. Vuela acquired four shares that represent 80% of the subscribed and paid capital of GDS, while Servicios Earhart acquired one share that represents 20% of the subscribed and paid capital of GDS. GDS holds a Certificate of Aeronautical Technical Services Operator and a Certificate / Exploitation Contract, issued by the General Directorate of Civil Aeronautics of Guatemala, which expires on July 26, 2026.

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

●	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus with respect to certain aircraft, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2021
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711	Pre-delivery payments financing	Mexico	100.00%

•

Trust for the first issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount of Ps.1.5 billion through Fideicomiso Irrevocable de Administración número CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion.

•

Trust for the second issuance of asset backed securities: On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion.

			% Equity
Name	Principal Activities	Country	Interest 2021
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Issuance of asset backed securities	Mexico	100.00%
•	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity
Name	Principal Activities	Country	Interest 2021
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100.00%

C.Property, Plants and Equipment

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

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, zip code 01210, where we lease 6,656 square meters under a lease that expires in June 2031. In addition, we sublease a hangar facility at the Tijuana airport, such sublease expires on July 15, 2022.

ITEM  4A    UNRESOLVED STAFF COMMENTS

None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

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

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. The 58% of our total operating revenues were derived from passenger fares in 2021. Passenger revenues are based upon our capacity, load factor and the average passenger revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average passenger revenue per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel. The 39% of our total operating revenues were derived from other passenger revenues in 2021.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2021, we derived Ps.1.4 billion, or 3% of our total operating revenues from these sources.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

	For the Years ended December 31,
	2019	2020	2021
Operating revenues:
Passenger revenues:
Fare revenues	67%	58%	58%
Other passenger revenues	30%	39%	39%
Non-passenger revenues:
Other non-passenger revenues	3%	4%	3%
Cargo	0%	1%	1%
Non-derivative financial instruments:	0%	(2)%	(1)%
Total operating revenues	100%	100%	100%
Other operating income	(1)%	(3)%	0%
Fuel expense, net	33%	30%	28%
Landing, take-off and navigation expenses	15%	18%	13%
Depreciation of right of use assets	14%	23%	12%
Salaries and benefits	10%	16%	11%
Maintenance expenses	4%	5%	4%
Sales, marketing and distribution expenses	4%	8%	4%
Aircraft and engine variable lease expenses	3%	8%	4%
Other operating expenses	3%	5%	3%
Depreciation and amortization	2%	4%	3%
Total operating expenses, net	87%	115%	82%
Operating income (loss)	13%	(15)%	18%
Finance income	1%	0%	0%
Finance cost	(7)%	(14)%	(6)%
Foreign exchange gain (loss), net	4%	2%	(6)%
Income (loss) before income tax	11%	(26)%	6%
Income tax (expenses) benefit	(3)%	6%	(1)%
Net income (loss)	8%	(19)%	5%

During 2021, revenues from our international operations increased 89% as compared to 2020.

Revenue Recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once we provide the transportation service or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as fare revenue and the unearned transportation revenue is reduced by the same amount. All of our tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

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

We also classify “V-Club” and other similar services, which are recognized as revenue over time when the service is provided, as other passenger revenue.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognizes the revenue when the service is provided.

We sell certain tickets with connecting flights with one or more segments operated by other airline partners. For segments operated by other airline partners, we have determined that we are acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e., transportation of the passenger). We, as the agent, recognize revenue within other operating revenue at the time of the travel for the net amount retained by us for any segments flown by other airlines.

Our tickets are non-refundable. However, if we cancel a flight for causes attributable to us, including as a result of the COVID-19 pandemic, then the passenger is entitled to either reschedule their flight at no cost or receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed and the associated flight occurs, or the voucher expires. When vouchers issued exceed the original amount paid by the passenger, the excess is recorded as a decrease of operating revenues. All our revenues related to future services are rendered through a period of approximately 12 months.

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

Additionally, we recognize as revenue the air transportation facility charges for no-show passengers, when the non-refundable ticket expires at the date of the scheduled travel.

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

Depreciation of right–of–use assets. Depreciation of right-of-use assets includes the depreciation of all aircraft and engine leases and some land and building leases that qualify under IFRS 16.

With respect to this line item, IFRS 16 was issued in January 2016 replaced IAS 17 “Leases,” IFRIC 4 “Determining Whether an Arrangement Contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term or a change in future lease payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency the lease liability will be remeasured at each reporting date, using the foreign exchange of the period. We adopted IFRS 16 on the mandatory date, January 1, 2019, through the full retrospective method recognizing the effect on our statement of financial position as of January 1, 2017. This led to Ps.23.5 billion of right-of-use assets and Ps.32.7 billion as lease liabilities as of January 1, 2017. Our financial results as of and for the years ended December 31, 2017 and 2018 as presented in our annual report for the year ended December 31, 2018 filed with the SEC on April 26, 2019 have been adjusted in our Audited Consolidated Financial Statements presented in this annual report to take into account this application of IFRS 16.

Salaries and Benefits. Salaries and benefits expense includes the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Maintenance Expenses. Maintenance expenses includes all parts, materials, repairs and fees for repairs performed by third party vendors directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “—Depreciation and Amortization—” below.

Sales, Marketing and Distribution Expenses. Sales, marketing and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, our outsourced call center, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

Aircraft and Engine Variable Lease Expenses. Aircraft and engine variable expenses consist of the maintenance deposits we pay to the lessor as maintenance deposits when we determine that we will not recover such deposits in whole or in part. In these cases, we record these amounts in the results of operations as additional aircraft rent (supplemental rent) from the time we make the determination over the remaining term of the lease. Aircraft and engine variable lease expense also includes the estimated return costs of our fleet, which in no case are related to scheduled major maintenance. The return costs are recognized on a straight-line basis as a component of supplemental rent.

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

Depreciation and Amortization. Depreciation and amortization expense includes the depreciation of all flight equipment, furniture and equipment we own and leasehold improvements to flight equipment. It also includes the amortization of major maintenance expenses we defer under the deferral method of accounting for major maintenance events associated with the aging of our fleet and recognize over the shorter period of the next major maintenance event or the remaining lease term.

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2019	2020	2021	2021
				(In U.S. $
	(In Ps.cents)			cents)(1)
Other operating income	(1.3)	(4.0)	(0.8)	—
Fuel expense, net	47.7	36.3	44.0	2.1
Landing, take-off and navigation expenses	20.9	22.4	21.4	1.0
Depreciation of right of use assets	19.2	27.6	19.4	0.9
Salaries and benefits	14.7	18.9	17.3	0.8
Maintenance expenses	6.0	6.4	6.9	0.3
Sales, marketing and distribution expenses	5.9	10.1	7.0	0.3
Aircraft and engine variable lease expenses	3.9	10.1	6.0	0.3
Other operating expenses	4.5	6.3	4.8	0.2
Depreciation and amortization	2.8	4.9	4.1	0.2
Total operating expenses, net	124.3	139.0	130.1	6.1
(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.20.5835 per U.S. $1.00 as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2021. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Recent Developments

Our business and the airline industry have experienced material adverse impacts due to COVID-19. particularly in terms of passenger traffic. The following chart sets forth passenger traffic for the Mexican airline industry by Mexican carriers in each of the four quarters of 2021 as compared to the each of the four quarters of 2020, as reported by AFAC:

	2020	2021	Variation

	(In thousands, except for %)
First Quarter	15,229.4	9,443.6	(38)%
Second Quarter	1,868.5	13,701.2	633%
Third Quarter	6,983.7	15,007.0	115%
Fourth Quarter	10,232.3	16,260.4	59%
Total	34,313.9	54,412.2	59%

For additional information see “—Trends and Uncertainties Affecting Our Business—Impact of COVID-19— Conflict between Russia and Ukraine” below.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Impact of COVID-19. COVID-19 drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets.There have been other broad and continuing concerns related to the COVID-19 effects on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, that had a destabilizing effect on financial markets and economic activity. Nonetheless, we saw an important improvement in Mexico´s demand for air travel from the second quarter of 2021, due to fewer sanitary restrictions, greater willingness of the people to travel and a gradual recovery of domestic economic activity.

Despite the gradual recovery we saw in ASMs and route operation during 2021, the ongoing COVID-19 pandemic may continue to have a negative impact on our financial condition and results of operations, as a result of the following indicators:

•

a resurgence of COVID-19 infection rates could lead Mexico and the countries in which we operate to return to partial or total lockdowns, which would most likely result in a decrease in demand for our flights (which in turn may require reductions to our ASMs at levels similar to the early months of the pandemic) and aircraft utilization rate and consequently a decrease in our total operating revenues;

•

any further volatility in the international capital markets could result in (i) the fall of stock prices, including the price of our stock and (ii) financial losses associated with our financial portfolio, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;

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

Conflict between Russia and Ukraine. Following the recent geopolitical crisis in Eastern Europe, as of February 21, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. On the day after, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with fuel prices surging to their highest level since 2008 amid supply concerns.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing approximately 34% of our total operating cost in 2021, and continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

The sensitivity analysis provided below presents the impact of a change of U.S.$0.01 per gallon in fuel market spot price in the Company´s financial performance. Considering these figures, an increase of U.S.$0.01 per gallon in the fuel prices during 2020 and 2021 would have impacted Volaris’ operating expenses in U.S.$1,762 thousands and U.S.$2,731 thousands, respectively.

	For the years ended December 31,
	2020	2021
	Operating costs	Operating costs

	(In thousands of U.S. dollars)
+ U.S. $0.01 per gallon	1,762	2,731
- U.S. $0.01 per gallon	(1,762)	(2,731)

The Company has been proactively trying to mitigate this impact over our business through revenue management and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

The Company can not assure that this macroeconomic disruption would not adversely affect our financial performance, since Volaris can neither control nor accurately predict the performance of the fuel prices in the global markets or its availability in the airports in which we operate. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating expenses and on our business, results of operations and financial condition.

Along the cost pressure due to the higher fuel price, this major disruption in the global economy has also raised concerns regarding inflationary pressures and the global economy growth rate. Such disruption in inflation indexes could affect the Company’s cost the near future, as several contracts are subject to annual adjustments based on historical inflation ratios. A reduction in the economy’s growth pace could also adversely impact demand for air transport services, potentially affecting our financial performance.

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 2.0% per year for the next ten years according to the Mexican Central Bank, which is in line with the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. See “Key Information—Risk Factors—Risks Related to the Airline Industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition” for more recent information on the impact of COVID-19 on Mexico’s future macroeconomic condition.

Regarding population dynamics as of 2020, according to the INEGI intercensal survey, around 34% of the Mexican population was under 20 years of age, which benefits us by providing a strong base of potential customer growth. Inflation in Mexico during 2021 was 7.26% according to the INEGI. As of December 31, 2021, international reserves in Mexico were at U.S. $202.4 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business people. These low base fares are facilitated by our low CASM, which at Ps. 130.9 cents (U.S. $6.45 cents) we believe was the lowest CASM in Latin America in 2021, compared to Azul at U.S. $9.44 cents, Copa at U.S. 9.10 cents, Gol at U.S. $12.39 cents, Grupo Aeroméxico at U.S. $13.31 cents and LATAM at U.S. $14.83 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska Air at U.S. $10.47 cents, Delta at U.S. $14.40, Jet Blue at U.S. $11.30 cents, Southwest Airlines at U.S. $10.66 cents, Frontier at U.S. $8.10 cents, Spirit at U.S. $8.07 cents, Allegiant at U.S. $8.26 and United at U.S. $14.36 cents.

Our competitors and the Mexican airline industry as a whole have also been significantly impacted by the COVID-19 pandemic. Our principal competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, Viva Aerobus and many U.S.-based carriers, including Alaska Air, American, Delta and United. In the Mexico — Central America market our principal competitors are Grupo Aeroméxico and Avianca, while in the Central America — U.S. market our principal competitors are Avianca and Delta. For the Mexico — South America market our principal competitors are Grupo Aeroméxico, Viva Aerobus and LATAM.

In 2021, the Mexican low-cost carriers (including us) combined had 69.5% of the domestic market based on passenger flight segments. We had 41.2% of the domestic market which placed us first, according to AFAC. As of December 31, 2021, the number of commercial aircraft in service in Mexico increased to 310, as compared to 275 as of December 31, 2020, according to AFAC. This 13% increase was comprised mainly of narrow body aircraft, including 79 Airbus A320s, 51 Boeing 737s, and 16 Airbus A321s. On June 30, 2020, Grupo Aeroméxico, our largest competitor by domestic and international market share in 2019, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022 Grupo Aeromexico announced that it had concluded its restructuring process. As of December 31, 2021, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect had fleets of 79 and 42 aircraft, respectively, as compared to 58 and 44, respectively, as of December 31, 2020. In addition, Interjet, our second largest competitor by international market share in 2019, has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. According to media reports, on April 26, 2021, Interjet announced that its shareholders approved the filing of a reorganization process (concurso mercantil) in Mexico. VivaAerobus, our second largest competitor by domestic market share in 2020, has increased their fleet from 43 as of December 31, 2020 to 55 as of December 31, 2022. In addition to these changes in fleet size, our market share has also increased. As of December 2021, our domestic market share had increased 3.24 percentage points to 39% and our international market share decreased 3 percentage points to 11%, in each case as compared to our market shares as of December 2020.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 1.87 billion in 2020 (the latest year for which data is available as of the date of this annual report), of which approximately 50.4 million were executive and luxury passenger segments, according to the Mexican Authority of Ground Transportation (Dirección General de Autotransporte Federal) and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. We believe a small shift of bus passengers to air travel would dramatically increase the number of airline passengers and bring the air trips per capita figures in Mexico closer to those of other countries in the Americas.

Our principal competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska Air, American, Delta and United. We reached 38.1% market share on the routes that we operate and 11.4% market share considering all routes between Mexico and the United States in 2021, according to the AFAC.

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

Donald Trump became president of the United States on January 20, 2017 and implemented a number of immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets. President Trump was not elected to a second term, and on January 20, 2021, Joseph Biden became the president of the United States. While President Biden has reversed many of President Trump’s immigration policies, we can offer no assurance of the extent to which his administration will continue to do so. President Trump’s immigration policies had a negative impact on our results of operations during 2019 and 2020 and this negative impact continued to some extent in 2021 although many of these immigration policies have been reversed by the new U.S. presidential administration.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, accounted for 38%, 26% and 34% (including derivative and non-derivative financial instruments) of our total operating expenses for 2019, 2020 and 2021, respectively. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico. Largely as a result of the conflict between Russia and Ukraine, we expect jet fuel prices in 2022 to remain higher than in 2021.

During the year ended December 31, 2021, we did not enter into new hedging positions for Jet Fuel.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for second and third quarter 2020 and the first quarter of 2021. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second quarter and half of 2020 and second quarter of 2021.

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

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. Based on our 2021 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2021 by approximately Ps.523 million.

As of December 31, 2021, we purchased our domestic fuel under the ASA fuel service contract, and international fuel under the WFS, Shell, Uno Petrol, Uno El Salvador, BP Products North America, Chevron and Associated Energy Group fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Currency fluctuations. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. If the peso declines in value against the U.S. dollar, our operating demand would be adversely affected.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the peso and the U.S. dollar.

As of December 31, 2019, 2020 and 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.7 billion, U.S. $1.7 billion and U.S. $1.6 billion, respectively. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2019, 2020 and 2021, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of Ps.1.4 billion, Ps.0.5 billion and Ps.(2.6) billion, respectively. In order to mitigate the foreign exchange risk, we also entered into hedge relationships through non-derivative financial instruments.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, we concluded that these hedging strategies will no longer be effective and accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of Ps.2,251.4 million or U.S.$109 million was reclassified to the income statement, which represented a loss within the foreign exchange (loss) gain, net caption. Please see Item 3: --“ Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition, and prospects”.

Maintenance Expenses. We are required to conduct varying levels of aircraft and engine maintenance, which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which they operate (flight duration and frequency of flights). Fleet maintenance requirements may involve short cycle maintenance checks, for example, daily checks, weekly checks, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks. Aircraft maintenance and repair costs for routine and non-routine maintenance are divided into three general categories:

(i)Routine maintenance requirements (including line maintenance) consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and checks, performed during the aircraft overnights, diagnostic and routine repairs and any necessary unscheduled tasks performed. These types of line maintenance are currently serviced by our mechanics and are primarily completed at the main airports that we currently serve.

Certain maintenance activities, due to limited internal capabilities or capacity, are sub-contracted to qualified maintenance, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that require a hangar to be completed and can take from seven to 14 days to accomplish and are required approximately every 24 or 36 months, such as 24-month checks and C checks All routine maintenance costs are expensed as incurred.

(ii)Heavy or major maintenance to the airframe (structural checks) consists of a series of more complex tasks that can take from four to six weeks to accomplish and are generally required approximately every six years. Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized as improvements to leased assets and amortized over the shorter period of the next major maintenance event or the remaining lease term.

(iii)Engine services are provided pursuant to an engine flight hour agreement that guarantees a cost performance restoration, provides miscellaneous engine coverage, contributes to the cost of foreign objects damage events, ensures protection from annual escalations for engine repair services. We also have a power-by-hour agreement for component maintenance, which guarantees the availability of most of the aircraft parts for our fleet when they are required and provides support for aircraft components to meet redelivery conditions of the leasing contract with a capped cost at the time of redelivery. The costs associated with the miscellaneous engine coverage and the component services agreements are recorded in the consolidated statements of operations.

Due to the young age of our fleet 5.4 years on average as of December 31, 2021, maintenance expense in 2019, 2020 and 2021 remained relatively low. For the years ended December 31, 2019, 2020 and 2021 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of Ps.659.1 million, Ps.646.2 million and Ps.1,742.9 million, respectively. For the years ended December 31, 2019, 2020 and 2021 the amortization of these deferred major maintenance expenses was Ps.450.4 million, Ps.652.1 million and Ps.838.4 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “—Other Accounting Polices and Estimates.” In 2019, 2020 and 2021, total maintenance costs amounted to Ps.1.5 billion, Ps.1.2 billion and Ps.2.0 billion, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period. However, we estimate that based on our scheduled maintenance events, current major maintenance expense and maintenance-related amortization expense will be approximately U.S. $269.2 million and U.S. $86.3 million, respectively, in 2022.

Aircraft Maintenance Deposits Paid to Lessors. The terms of our aircraft lease agreements require us to pay maintenance deposits to lessors to be held as collateral for the performance of major maintenance activities, resulting in our recording significant prepaid deposits on our consolidated statements of financial position. As a result, the cash costs of scheduled major maintenance events are paid well in advance of the recognition of the maintenance event in our results of operations. Please see Item 5:—“Other Accounting Policies and Estimates.”

Ramp-up Period for New Routes. During 2019 we opened 30 new routes, added 13 more in 2020 and six more in 2021. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Return obligations. The aircraft and engine lease agreements also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. We estimate the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2019, 2020 and 2021, the Company expensed as variable rent Ps.681.0 million, Ps.1,428.2 million and Ps.1,131.1 million, respectively.

Other Accounting Policies and Estimates

Other accounting policies and estimates used in the preparation of our Consolidated Statement Financial Position and Consolidated Statement of Operations are presented as follows:

Aircraft Maintenance Deposits Paid to Lessors. Our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid Ps.64.6 million, Ps.702 million and Ps.1,619.4 million in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed Ps.295.7 million in 2019, Ps.421.0 million in 2020 and Ps.775.6 million in 2021 of maintenance deposits as supplemental rent.

As of December 31, 2019, 2020 and 2021 we had prepaid maintenance deposits of Ps.6.4 billion, Ps.7.1 billion and Ps.8.8 billion, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the year ended December 31, 2019, the Company extended the lease period, through lease agreements, of one aircraft. Additionally, the Company extended the lease period for a spare engine in 2019. During the year ended December 31, 2020, the Company did not extend the period of lease contracts for aircraft and engines. During the year ended December 31, 2021, the Company extended the lease period for aircraft and engines, through lease agreements for fifteen aircraft and three engines.

During the year ended December 31, 2021, we added 15 new net aircraft to our fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

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

In 2019, 2020 and 2021, we capitalized costs of major maintenance events of Ps.659.1 million, Ps.646.2 million and Ps.1,742.9 million, respectively and we recognized amortization expenses of Ps.450.4 million, Ps.652.1 million and Ps.838.4 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to Ps.1.9 billion, Ps.1.8 billion and Ps.2.8 billion for the years ended December 31, 2019, 2020 and 2021, respectively.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG, or LHT, as amended in December 2016, that expires June 30, 2023, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to the results of operations. As part of this total support agreement, we received credit notes of Ps.46.5 million and of Ps.28.1 million, which were deferred on the consolidated statements of financial position and are being amortized on a straight - line basis, prospectively during the term of the agreement.

During 2019, 2020 and 2021, we amortized a corresponding benefit from these credit notes of, Ps.5.2 million, Ps.5.2 million and Ps.5.2 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

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

Starting January 1, 2019, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, we recognize in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments an any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

During the year ended December 31, 2019, 2020 and 2021, we sold and transferred aircraft and engines to third parties, giving rise to a gain of Ps.284.8 million, Ps.710.5 million and Ps.195.6 million, respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of Ps.30.7 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2019, 2020 and 2021, we amortized a loss of Ps.3.0 million, Ps.3.0 million and Ps.2.2 million, respectively, as additional aircraft rental expense.

Equity-settled Transactions

Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. Our Equity-settled Transactions include long-term retention plans comprised of: (i) a management incentive plan; (ii) long-term incentive plan; and (iii) a board of directors incentive plan.

Long-Term Retention Plans

Management Incentive Plan

Certain key employees received additional benefits through a Management Incentive Plan, which was classified as an equity-settled. As of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. The total cost of the management incentive plan was Ps.2.7 million. This amount was expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and ended on December 31, 2015.

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

2012
Dividend yield (%)	0.00%
Volatility (%)	37.00%
Risk—free interest rate (%)	5.96%
Expected life of share options (years)	8.80
Exercise share price (in Mexican pesos Ps.)	5.31
Exercise multiple	1.10
Fair value of the stock at grant date	1.73

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

The management incentive plan explicitly incorporates expectations of the employee’s early exercise behavior by assuming that early exercise happens when the stock price is a certain multiple, M, of the exercise price. The exercise multiple M, of 1.1x incorporates the assumption that the employee’s exercise of the options can occur when the share prices are 1.1 times the exercise price, i.e., 10% above the exercise price.

During 2019, the key employees participating in the management incentive plan exercised 2,780,000 Series A shares. The key employees paid Ps.14.8 million to the Management Trust corresponding to the exercised shares. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

During 2020, the key employees participating in the management incentive plan did not exercise any Series A shares. Thus, the key employees did not pay any amounts to the Management Trust corresponding to any exercised shares.

During 2021, the key employees participating in the management incentive plan exercised 7,653,981 Series A shares. As a result, the key employees paid Ps.40.7 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

At December 31, 2019, 2020 and 2021, the shares held in trust to satisfy the management options were considered treasury shares. At December 31, 2019 and 2020, 7,653,981 and 7,653,981 share options pending to be exercised were considered as treasury shares, respectively. At December 31, 2021 all share options were exercised.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

			Exercise price		Total in thousands
	Number		in pesos		of pesos
Outstanding as of January 1, 2019	10,433,981	Ps.	5.31	Ps.	55,441
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(2,780,000)		5.31		(14,773)
Outstanding as of December 31, 2019	7,653,981	Ps.	5.31	Ps.	40,668

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—
Outstanding as of December 31, 2020	7,653,981	Ps.	5.31	Ps.	40,668
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(7,653,981)		5.31		(40,668)
Outstanding as of December 31, 2021	—	Ps.	—	Ps.	—

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

The total cost of this plan is Ps.10.8 million. This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount was expensed over the vesting period, which commenced on November 11, 2014 and ended in November 2019.

In November 2019, 2020 and 2021, extensions to this plan were approved by our board of directors. The total cost of each of the extensions approved was Ps.86.8 million (or Ps.56.4 million, net of withheld taxes), Ps.92.1 million (or Ps.59.9 million, net of withheld taxes) and Ps.104.7 (Ps.68.1 net of withheld taxes), respectively. Under these extensions, certain of our key employees received granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2019, 2020 and 2021, we recognized Ps.49.7 million, Ps.75.0 million and Ps.89.5 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

Movements during the year

The following table illustrates the number of shares associated with our long-term incentive plan during the year:

Number of
Series A shares
Outstanding as of January 1st, 2019	3,553,295
Purchased during the year	2,694,600
Granted during the year	—
Exercised/vested during the year	(959,614)
Forfeited during the year	(173,090)
Outstanding as of December 31, 2019	*5,115,191
Purchased during the year	3,159,763
Granted during the year	—
Exercised/vested during the year	(2,142,426)
Forfeited during the year	(327,217)
Outstanding as of December 31, 2020	*5,805,311
Purchased during the year	1,849,417
Granted during the year	—
Exercised during the year	(2,612,575)
Forfeited during the year	(551,732)
Outstanding as of December 31, 2021	*4,490,421
*

These shares were presented as treasury shares in the consolidated statements of financial position as of December 31, 2019, 2020 and 2021, all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under the Company’s equity-settled long-term incentive plan is as follows:

Number of Series A shares	Vesting period
2,408,277	November 2021-2022
1,485,802	November 2022-2023
596,342	November 2023-2024
4,490,421

During the year ended December 31, 2021, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2019, 2020 and 2021, shares were (173,090), (327,217) and (551,732).

Board of Directors Incentive Plan (BoDIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors, or the BoDIP. The BoDIP was implemented through the execution of: (i) trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institucion de Banco Multiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of five years to exercise his/her option to pay a fixed purchase price, with the title to the shares transferring to the plan participant upon payment of such purchase price by the plan participant. The number of shares held by the trustee as of December 31, 2020 was 5,233,693, of which 3,161,349 shares were priced at Ps.9.74; 968,706 shares were priced at Ps. 16.80; 977,105 shares were priced at 16.12 and 126,533 shares were priced at Ps.26.29. As of December 31, 2020, there were no exercises under the BoDIP. The number of shares held by the trustee as of December 31, 2021 was 4,589,726, of which 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12 and 126,533 shares were priced at Ps.26.29.

During 2021, the key employees participating in BoDIP exercised 1,254,815 Series A shares. As a result, the key employees paid Ps.15.9 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Cash-settled Transactions

Cash-settled transactions include share appreciation rights, or SARs. Our cash-settled transactions include long-term retention plans comprised of: (i) management incentive plan II and (ii) a cash-settled long-term incentive plan.

Long-term Retention Plans

Management Incentive Plan II

On November 6, 2016, our board of directors approved an extension of the management incentive plan to certain key employees, known as MIP II. Under MIP II, 13,536,960 share appreciation rights, or SARs, of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the executives can exercise MIP II once the SARs are vested was also approved.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to these SARs as of December 31, 2019, 2020 and 2021 was Ps.70.6 million, Ps.177.8 million and Ps.115.5 million, respectively. The compensation benefit is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2019, 2020 and 2021 we recorded an expense (benefit) of Ps.37.8 million, Ps.107.2 million and Ps.(62.3) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2021 and 2020.

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

On November 6, 2014 we granted 4,315,264 Series A SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. As of the grant date the number of SARs granted under this plan totaled Ps.10.8 million.

Under the plan extensions described above, no SARs were granted to any of our key executives for the years ended December 31, 2019, 2020 and 2021.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2019 was Ps.1.9 million. The compensation cost is recognized in our consolidated statements of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2019, 2020 and 2021, we recorded an expense (benefit) of Ps.3.0 million, Ps.(1.9) million and Ps.0 million, respectively, in respect of these SARs in our consolidated statements of operations. The retention plan granted in previous periods expired in November 2020.

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2021, we did not have any collateral recorded as a guarantee deposits.

(i)

Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2019, 2020 and 2021 represented 38%, 26% and 34% (including derivative and non-derivative financial instruments) of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.

During the year ended December 31, 2021, we did not enter into new hedging positions for Jet Fuel.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for the second and thirth quarter of 2020 and first quarter of 2021. Additionally, during the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second quarter of 2020, second quarter and half of 2020 and second quarter of 2021.

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

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. Based on our 2021 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2021 by approximately Ps.523 million.

During the year ended December 31, 2021, the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. During the year ended December 31, 2020, the US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options were designated to hedge approximately 3% of our 2021 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options to hedge approximately 3% of projected fuel consumption for 2021. During the year ended December 31, 2019, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge approximately 20% of our 2020 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options that expired by the end of 2019 to hedge approximately 5% of projected fuel consumption for 2019.

We apply IFRS 9, which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 allows us to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel 54 Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income, or OCI, and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

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

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2021.

As of December 31, 2019 and 2020 the fair value of our outstanding US Gulf Coast Jet Fuel 54 Asian call options was Ps.0.0 million and Ps.0.2 million, respectively. During the years ended December 31, 2019, 2020 and 2021, the net negative (positive) cost of these options recycled to our fuel cost totaled Ps.61.1 million, Ps.20.6 million and Ps.12.6 million, respectively.

As of December 31, 2020, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Zero-Cost collar options was Ps.(9.7) million, and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position. During the years ended December 31, 2020, the net cost of these options recycled to our fuel cost totaled Ps.835.9 million, respectively. During the year ended December 31, 2021, there was no cash flow to recycle for the Zero-Cost collar position.

As of December 31, 2019, the amount of (benefit) hedge was Ps.(133.6), and was recycled to the fuel cost in 2021, as these options were expired on a monthly basis and the jet fuel was consumed. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2020 recognized in other comprehensive income totals Ps.21.7 million, respectively. During the year ended December 31, 2021, all the derivative financial instruments were effective.

For the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured all through second quarter of 2021.

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

During the year ended December 31, 2020 and 2021, the Company did not enter into foreign currency forward contracts.

Our foreign exchange exposure as of December 31, 2019, 2020 and 2021 was a net liability position of U.S. $1.7 billion, U.S. $1.7 billion and U.S. $1.6 billion, respectively.

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

Under the cash flow hedge, or CFH, accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. As of December 31,2020, the Company recorded the ineffective portion of Ps.448.6 million, with respect to derivative financial instruments. During the year ended December 31, 2019, there was no ineffectiveness with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption as the hedged item in the consolidated statement of operations.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, we concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of Ps.2,251.4 million or U.S.$109 million was reclassified to the income statement, which represented a loss within the foreign exchange gain (loss), net caption.

Please see Item 3: --“ Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition, and prospects”.

(iii)Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion and a fair value of Ps.2.7 million. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion and a fair value of Ps.0.3 million. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.8 billion and a fair value of Ps.28.8 million. These instruments are included as assets in our consolidated statements of financial position.

The table below presents the payments required by our financial liabilities:

	Within one	One to five
	Year	Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	3,535,649		3,535,649
Asset backed trust note	500,000	2,250,000	2,750,000
Total	4,035,649	2,250,000	6,285,649

Deferred Taxes. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. At December 31, 2019, 2020 and 2021, we had tax loss carry-forwards amounting to Ps.1.3 billion, Ps.1.9 billion and Ps.0.3 billion, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the year ended December 31, 2019, we used tax-loss carry-forwards of Ps.214.5 million. During the year ended December 31, 2020, we did not use any tax-loss carry-forwards. During the year ended December 31, 2021, we used tax-loss carry-forwards of Ps.1,944.9 million.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2019, 2020 and 2021, we generated a net operating loss of Ps.1.1 million, Ps.1.8 million and Ps.0.6 million, respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2019, 2020 and 2021, we generated net operating losses of Ps.50.2 million, Ps.55.8 million and Ps.122.4 million, respectively, which have not been recognized as deferred tax assets.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2019, 2020 and 2021, we generated a net operating loss of Ps.32.5 million, Ps.16.6 million and Ps.53.6 million, respectively.

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

For the years ended December 31, 2019, 2020 and 2021, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Expected Credit Losses. An allowance for expected credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2019, 2020 and 2021, the allowance for credit losses was Ps.40.3 million, Ps.32.7 million and Ps.12.7 million, respectively.

Operating Revenues

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	12,873,174	25,703,144	12,829,970		99.7%
Other passenger revenues	8,613,398	17,594,223	8,980,825		>100.0%
Non-passenger revenues:
Other non-passenger revenues	882,360	1,558,092	675,732		76.6%
Cargo	201,881	241,202	39,321		19.5%
Non-derivative financial instruments	(411,222)	(434,522)	(23,300)		5.7%
Total operating revenues	22,159,591	44,662,139	22,502,548		>100.0%
Operating Data
Capacity (in ASMs in thousands)	18,274,946	28,096,701	9,821,755		53.7%
%Load factor booked	80%	85%	5	pp
Booked passengers (in thousands)	14,712	24,405	9,675		65.9%
Average passenger revenue per booked passenger	875	1,054	179		20.4%
Average other passenger revenue per booked passenger	585	721	136		23.3%
Average total ancillary revenue per booked passenger	659	795	136		20.6%
Revenue passenger miles (RPMs in thousands)	14,596,745	23,802,381	9,205,636		63.1%

Fare revenues. The increase in fare revenues in 2021 was primarily due to growth in our ASM capacity by 53.7% resulting from recovery of passenger demand in our markets, as well as our disciplined growth strategy. Additionally, our booked passengers increased 65.9%, and our average passenger revenue per booked passenger increased 20.4% year over year.

Other passenger revenues. The increase in other passenger revenues in 2021 was primarily due to higher volume of passengers electing to purchase additional services as a result of a substantial increase in customer demand.

Other non-passenger revenues. The increase in other non-passenger revenues in 2021 was primarily due to higher other services, as advertising spaces to third parties and trip insurance revenues from airport incentives recorded during 2021.

Cargo. The increase in cargo revenues in 2021 was primarily due to a higher volume of cargo operations recorded during 2021.

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	23,129,991	12,873,174	(10,256,817)		(44.3)%
Other passenger revenues	10,569,208	8,613,398	(1,955,810)		(18.5)%
Non-passenger revenues:
Other non-passenger revenues	897,586	882,360	(15,226)		(1.7)%
Cargo	228,836	201,881	(26,955)		(11.8)%
Non-derivative financial instruments	(72,949)	(411,222)	(338,273)		>100.0%
Total operating revenues	34,752,672	22,159,591	(12,593,081)		(36.2)%
Operating Data
Capacity (in ASMs in thousands)	24,498,893	18,274,946	(6,223,947)		(25.4)%
%Load factor booked	86%	80%	(6)	pp	—
Booked passengers (in thousands)	21,975	14,712	(7,263)		(33.1)%
Average passenger revenue per booked passenger	1,054	875	(179)		(17.0)%
Average other passenger revenue per booked passenger	481	585	104		21.7%
Average total ancillary revenue per booked passenger	532	659	127		23.9%
Revenue passenger miles (RPMs in thousands)	21,032,364	14,596,745	(6,435,619)		(30.6)%

Fare revenues. The decrease in fare revenues in 2020 was primarily due to the significant reduction in our ASM capacity by 25.4% resulting from a substantial decrease in customer demand as a result of the impact of the COVID-19 pandemic. As a consequence, our booked passengers also decreased 33.1%, and our average passenger revenue per booked passenger decreased 17.0% year over year.

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

Operating Expenses, net

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of pesos, except for %)
Other operating income	(730,333)	(217,838)	512,495	(70.2)%
Fuel expense, net	6,640,820	12,376,263	5,735,443	86.4%
Landing, take-off and navigation expenses	4,090,864	6,020,681	1,929,817	47.2%
Depreciation of right of use assets	5,048,976	5,462,625	413,649	8.2%
Salaries and benefits	3,453,382	4,857,083	1,403,701	40.7%
Sales, marketing and distribution expenses	1,840,819	1,961,936	121,117	6.6%
Maintenance expenses	1,167,720	1,952,202	784,482	67.2%
Aircraft and engine variable lease expenses	1,845,254	1,686,875	(158,379)	(8.6)%
Other operating expenses	1,157,240	1,336,792	179,552	15.5%
Depreciation and amortization	898,445	1,159,224	260,779	29.0%
Total operating expenses, net	25,413,187	36,595,843	11,182,656	44.0%

Total operating expenses, net increased 44.0% in 2021 primarily as a result of growth of operations and other factors described below.

Other Operating Income. Other operating income decrease Ps.512.5 million or 70.2% in 2021, primarily due to lower sale and leaseback transactions recorded during 2021 compared to the previous year.

Fuel expense, net. The 86.4% increase in fuel expense was primarily due to increase in the average fuel cost per gallon and the fuel gallons consume of 15.0%, and 54.8%, respectively.

During the year ended December 31, 2021, the Company did not enter into new derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options, also, for the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured all through the second quarter of 2021.

Landing, Take-off and Navigation Expenses. The 47.2% increase in landing, take-off and navigation expenses in 2021 was primarily due to an increase in our departures of 57.3% and an increase in the number of airports which we operated during the year.

Depreciation of right of use assets. The 8.2% increase in depreciation of right of use assets was primarily due to the increase in our fleet size. During 2021 as we incorporated fifteen new aircraft and two spare engines to our fleet.

Salaries and Benefits. The 40.7% increase in salaries and benefits in 2021 was primarily driven of 38.5% increase in the total number of employees, higher variables compensation of our workforce due to higher operation recorded during 2021 and the annual salary increase during the year. See Item 6: “Directors, Senior Management and Employees—Employees.”.

Sales, Marketing and Distribution Expenses. The 6.6% increase was mainly due to higher marketing and distribution expenses incurred in order to growth our operating revenues.

Maintenance Expenses. The 67.2% increase in maintenance expenses in 2021 was driven by an increase in our maintenance activities resulting from the age of our fleet, which was partially offset by the appreciation of 5.6% in the average exchange rate of the peso against the U.S. dollar during 2021. Most of the maintenance expenses are denominated in U.S. dollars.

Aircraft and engine variable lease expenses. The 8.6% decrease in aircraft and engine variable expenses in 2021 was primarily due to lower supplemental rents recorded during the period. In addition we recorded an apreciation of 5.6% in the average exchange rate of the peso against the U.S. dollar. Most of these expenses are denominated in U.S. dollars.

Other Operating Expenses. The 15.5% increase in other operating expenses in 2021 was primarily the result of an increase in passenger services administrative expenses and other technology and communications expenses.

Depreciation and Amortization. The 29.0% increase in depreciation and amortization in 2021 was primarily due to higher amortization of major maintenance events associated with the age our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2020 and 2021, we recorded amortization of major maintenance lease hold improvements of Ps.652.1 million and Ps.838.4 million, respectively.

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for) %)
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

Other Operating Income. Other operating income increased Ps.403.1 million or more than 100.0% in 2020, primarily due to higher sale and leaseback gains recorded during 2020 compared to the previous year as a result of the adoption of IFRS 16.

Fuel expense, net. The 42.9% decrease in fuel expense was primarily as a result of a decrease in the average fuel cost per gallon of 14.0% and a decrease in fuel gallons consumed of 29.8% which, in turn, was primarily due to the significant 29.2% decrease in departures as a result of the substantial decrease in customer demand due to the impact of the COVID-19 pandemic.

During the years ended December 31, 2019 and 2020, we entered into US Gulf Coast Jet Fuel 54 Asian Zero Cost collar options and Asian call options contracts. These instruments also qualify for hedge accounting. As a result, during 2020, their intrinsic value loss of Ps.856.5 million was recycled to the cost of fuel.

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

Sales, Marketing and Distribution Expenses. The 27.2% increase in sales, marketing and distribution expenses was mainly due to a one-time VAT expense of Ps.746 million resulting from an adjustment on the northern border VAT rate, which was partially offset by a decrease in our marketing and distribution expenses as a result of the COVID-19 pandemic and the related decrease in customer demand.

Maintenance Expenses. The 21.5% decrease in maintenance expenses in 2020 was mainly due to lower maintenance expenses as result of reduced operations due to the COVID-19 pandemic, which was partially offset by the depreciation of 11.6% in the average exchange rate of the peso against the U.S. dollar during 2020 since some of these maintenance expenses are denominated in U.S. dollars.

Aircraft and engine variable lease expenses. The 91.9% increase in aircraft and engine variable expenses in 2020 was primarily due to an increase in redelivery expenses and the depreciation of 11.6% in the average exchange rate of the peso against the U.S. dollar, since the majority of these expenses are denominated in U.S. dollars.

Other Operating Expenses. The 4.0% increase in other operating expenses in 2020 was primarily the result of our purchase of additional insurance to cover flight equipment. Additionally, during 2020, other operating expenses on a dollar basis increased due to the depreciation of 11.6% in the average exchange rate of the peso against the U.S. dollar during 2020, since some of these expenses are denominated in U.S. dollars.

Depreciation and Amortization. The 33.0% increase in depreciation and amortization in 2020 was primarily due to higher amortization of major maintenance events associated with the aging of our fleet. The cost of the major maintenance events is accounted for under the deferral method. During 2019 and 2020, we recorded amortization of major maintenance leasehold improvements of Ps.450.4 million and Ps.652.1 million, respectively.

Operating Results

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	22,159,591	44,662,139	22,502,548	>100.0%
Total operating expenses, net	25,413,187	36,595,843	11,182,656	44.0%
Operating (loss) income	(3,253,596)	8,066,296	11,319,892	n/a

Operating (Loss) income. As a result of the factors outlined above, our operating income was Ps.8,066 million in 2021, as compared to our operating loss of Ps.(3,254) million in 2020.

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for %)
Operating Results
Total operating revenues	34,752,672	22,159,591	(12,593,081)	36.2%
Total operating expenses, net	30,397,249	25,413,187	(4,984,062)	(16.4)%
Operating income (loss)	4,355,423	(3,253,596)	(7,609,019)	(100)%

Operating Income (loss). As a result of the factors outlined above, our operating loss was Ps.(3,254) million in 2020, as compared to our operating income of Ps.4,355 million in 2019.

Financial Results

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of pesos, except for %)
Financing Results
Finance income	101,511	71,578	(29,933)	(29.5)%
Finance cost	(3,018,484)	(2,831,989)	186,495	(6.2)%
Exchange gain (loss), net	470,594	(2,591,406)	(3,062,000)	n/a
Total financing results	(2,446,379)	(5,351,817)	(2,905,438)	>100.00%

Total Financing Results. The 100% increase in our total financing loss in 2021 was primarily due to the loss effect resulting from the discontinuation of the non-derivative financial instruments by an amount of Ps.2.3 billion.

Additionally, as of December 31, 2020 and 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.7 billion and U.S. $1.6 billion, respectively. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2020 and 2021, as the case may be, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of Ps.0.5 billion and Ps. (2.6) billion, respectively.

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for %)
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

During 2020, we recorded a net exchange loss of Ps.(1.1) billion, which resulted from the 5.8% depreciation of the peso against the U.S. dollar at year-end, since we maintained a net monetary liability position of U.S. $1.7 billion in 2020. Our U.S. dollar net monetary liability position mainly resulted from the value of our lease liabilities and financial debt. This net exchange loss was partially offset by the Ps.1.6 billion gain on our non-derivative financial instruments recorded during 2020. Additionally, our finance income decreased by Ps.106.3 million, mainly due to a decrease in our short-term investments. Our finance cost increased by Ps.748.7 million, mainly due to our lease finance costs and interest paid on our asset backed trust notes.

Income Tax Expense and Net Income

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of pesos, except for %)
Net (loss) income
(Loss) income before income tax	(5,699,975)	2,714,479	8,414,454	n/a
Income tax benefit (expense)	1,406,184	(593,928)	(2,000,112)	n/a
Net (loss) income	(4,293,791)	2,120,551	6,414,342	n/a

During the years ended December 31, 2021 and 2020, we recorded a tax (expense) benefit of Ps. (0.6) billion and Ps.1.4 billion, respectively. At December 31, 2021, our tax loss carry-forwards amounted to Ps.0.3 billion (Ps.1.9 billion of December 31, 2020).

During the year ended December 31, 2021, we utilized Ps.1,944.9 million in available tax loss carry-forwards, whereas during the year ended December 31, 2020, we did not use any available tax loss carry-forwards. The effective tax rate during 2020 and 2021 was of 24.7% and 21.9%, respectively.

2019 compared to 2020

	For the years ended December 31,
	2019	2020	Variation

	(In thousands of pesos, except for %)
Net income (loss)
Income (loss) before income tax	3,733,894	(5,699,975)	(9,433,869)	n/a
Income tax benefit (expense)	(1,094,831)	1,406,184	2,501,015	n/a
Net income (loss)	2,639,063	(4,293,791)	(6,932,854)	n/a

We recorded a net loss of Ps.4.3 billion in 2020 compared to a net income of Ps.2.6 billion in 2019. During the years ended December 31, 2020 and 2019, we recorded a tax benefit (expense) of Ps.1.4 billion and Ps.(1.1 billion), respectively. At December 31, 2020, our tax loss carry-forwards amounted to Ps.1.9 billion (Ps.1.3 billion of December 31, 2019).

During the year ended December 31, 2020, we did not use any available tax loss carry-forwards, whereas during the year ended December 31, 2019, we used Ps.214.5 million in available tax loss carry-forwards. The effective tax rate during 2019 and 2020 was of 29.3% and 24.7%, respectively.

B.Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2019	2020	2021

	(In thousands of pesos)
Net cash flows provided by operating activities	9,509,643	4,359,445	15,868,532
Net cash flows used in investing activities	(1,879,341)	(67,757)	(2,730,786)
Net cash flows used in financing activities	(5,238,840)	(3,040,840)	(8,828,377)

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of flight equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks. We have obtained financing for pre-delivery payments in respect to all the aircraft to be delivered through 2022. Additionally, we have obtained financing for pre-delivery payments in respect to 18 aircraft to be delivered in the years 2023 and 2024.

Our cash, cash equivalents and restricted cash increased by Ps.5.2 billion, from Ps.10.1 billion at December 31, 2020 to Ps.15.2 billion at December 31, 2021. At December 31, 2021, our signed credit lines total Ps.9.9 billion, of which Ps.6.9 billion were related to financial debt (Ps.200 million were undrawn) and Ps.3.0 billion were related to letters of credit (Ps.477 million were undrawn). At December 31, 2020, our credit lines totaled Ps.9.3 billion, of which Ps.6.9 billion were related to financial debt of which Ps.0.2 billion were undrawn and Ps.2.4 billion were related to letters of credit (and of which Ps.0.2 billion were undisbursed).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2021, 95% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 5% were denominated in pesos. See note 3 b) to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled Ps.4.4 billion and Ps.15.9 billion in 2020 and 2021, respectively. Our net operating cash flows increased primarily due to an increase in income before income tax, major depreciation and amortization, foreign exchange gain, recoverable and prepaid taxes, accrued liabilities and other liabilities.

Net cash flows provided by operating activities totaled Ps.9.5 billion and Ps.4.4 billion in 2019 and 2020, respectively. Our net operating cash flows decreased primarily due to the negative impact of the COVID-19 pandemic on our operating activities as described above.

Net cash flows used in investing activities. During 2021, net cash flow used in investing activities totaled Ps.2.7 billion, Ps.3.8 billion consisted primarily of acquisitions of rotable spare parts, furniture and equipment and is integrated as follows: i) acquisitions of rotable spare parts and major maintenance cost by an amount of Ps.2.7 billion, and ii) aircraft predelivery payments of Ps.1.1 billion. Additionally, we acquired intangible assets of Ps.0.2 billion. These acquisitions were partially offset by pre-delivery payments reimbursements of Ps.0.9 billion and other proceeds of Ps.0.4 billion.

During 2020, net cash flow used in investing activities totaled Ps.0.1 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions totaling Ps.2.2 billion, partially offset by pre-delivery payments reimbursements totaling Ps.1.7 billion. Additionally, we recorded other capital expenditures relating to engine, aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, which were offset by the receipt of net proceeds from disposals. The net amount of proceeds was Ps.0.4 billion.

During 2019, net cash flow used in investing activities totaled Ps.1.9 billion, which consisted primarily of pre-delivery payments for aircraft and engine acquisitions, partially offset by pre-delivery payments reimbursements totaling Ps.0.7 billion. Additionally, we recorded other capital expenditures relating to aircraft parts and rotable spare parts acquisitions, intangible assets and major maintenance costs, net of disposals of Ps.1.2 billion.

Net cash flow used in financing activities. During 2021, net cash flows used in financing activities totaled Ps.8.8 billion, which consisted primarily in payments of lease liabilities of Ps.9.3 billion (aircraft and spare engine rent payment), payments of financial debt of Ps.1.6 billion, payments of interest expenses of Ps.0.2 and treasury shares purchase of Ps.0.1 billion; which were partially offset by proceeds from financial debt from working capital under our asset backed trust notes (CEBUR) of Ps.1.5 billion and the proceeds from our financial debt of Ps.0.9 billion related to our revolving credit facility with Banco Santander and Bancomext.

During 2020, net cash flows used in financing activities totaled Ps.3.0 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps.6.1 billion (aircraft and spare engine rent payment), payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps.1.9 billion, payments of working capital credit lines of Ps.0.2 billion, payments of treasury shares of Ps.0.1 billion and interest paid of Ps.0.3 billion, which were partially offset by proceeds from our SEC-registered follow-on equity offering of Ps.3.3 billion, proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps.2.1 billion and proceeds from additional short-term working capital facilities with Banco Sabadell, S.A. of Ps.0.2 billion.

During 2019, net cash flows used in financing activities totaled Ps.5.2 billion, which consisted primarily of payments of the principal portion of lease liabilities of Ps.6.4 billion (aircraft and spare engine rent payment), payments of financial debt related to the aircraft financing pre-delivery payments for a net amount of Ps.0.7 billion, payments of working capital credit lines of Ps.0.5 billion and interest paid of Ps.0.3 billion, which were partially offset by proceeds from disbursements under our revolving credit facility with Banco Santander and Bancomext of Ps.1.1 billion, proceeds from our asset backed trust notes (CEBUR) of Ps.1.4 billion, which take into account amortized transaction costs, and proceeds from additional short-term working capital facilities with Banco Sabadell, S.A. of Ps.0.2 billion.

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

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount of Ps.1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores), or CNBV, for an amount of up to Ps.3.0 billion. The notes mature in five years, have principal amortizations of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, and bear annual interest at TIIE 28 days plus 175 basis points.

In December 2019, we entered into a short-term working capital facility with Banco Sabadell, S.A., Institución de Banca Multiple, or Sabadell, with Concesionaria as our obligor in the amount of Ps.200 million and bearing annual interest at TIIE 28 days plus 300 basis points. As of December 31, 2020, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and short-term working capital facilities. In December 2021, the Company renewed the working capital facility with Sabadell, bearing annual interest rate at TIIE 28 days plus a 240 basis points. As of December 31, 2021, the Company paid the disbursements made during the year, therefore, it does not have a balance pending settlement.

On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion. The asset backed trust notes mature in five years, have principal amortizations of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 in 2023, 2024, 2025 and 2026, respectively, and bear annual interest at TIIE 28 days plus 200 basis points.

The asset backed trust notes issued in 2021 comply with the Sustainability-Linked Bond Principles 2020, developed by the International Capital Market Association, or ICMA. The notes have Sustainability Objectives, or SPT, for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015 levels. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.A feature of the asset backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The facility agreement with JSA International U.S. Holdings, LLC, dated April 1, 2022, provides financing for pre-delivery payments in connection with our purchase of four A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $53.7 million, which bears annual interest at SOFR plus 300 basis points. The maturity is upon delivery of the last financed aircraft thereunder.

C.          Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which operate in Central and South America.

The company approximately has 249 registrations of word mark, unnamed and mixed trademarks, as well as slogans including “Volaris”, “Volaris (y Diseño)”, “Innominada (Diseño de Estrella)”, “Volaris carga”, “Volaris TV”, “Volaris cargo”, “Familia de tarifas Volaris”, “Fare Families Volaris”, “Viajes Volaris”, “www.volaris.com.mx”, “V de Volaris”, “Volaris vive viajando”, “Volaris ponle tu nombre a un avión”, “V con todo”, “La Aerolínea Ecológica”, “El lado V de Volaris”, “Tú Decides”,

“Volemos juntos”, “V Fundación”, “Volaris negocios”, “Tarifa Limpia”, “Volaris por un Cielo azul”, “#CielitoLimpio”, “Volaris#CielitoLimpio”, Con Volaris tú pones las promos”, “V. Pass”, “Volemos diferente”, “Hot Tickets”, “Pásate a modo Avión”, “Avión Ayuda Volaris”, “Con Volaris seguro vuelas barato + limpio flexible”, “Con Volaris seguro vuelas flexible”, “Con Volaris seguro vuelas barato”, “Con Volaris seguro vuelas barato + limpio”, “Con Volaris seguro vuelas”.

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. For the development of the issuer our most important trademark is "Volaris", as it is the trademark under which the passenger air transportation services we provide are offered and advertised.

The validity of the aforementioned trademarks have expiration dates ranging from 2025 to 2031.

For the development of the issuer our most important trademark is "Volaris", as it is the trademark under which the passenger air transportation services we provide are offered and advertised.

On April 16, 2021, the Mexican authorities recognized the trademark “Volaris” in the category of famous brand, being the first trademark in the Mexican aviation industry to be declared a famous brand. We operate software products under licenses from our vendors, including Jeppesen Systems AB, Navitaire LLC and Juniper Technologies Corporation. Under our agreements with Airbus, we use Airbus’ proprietary information to maintain our aircraft.

D.	Trend Information

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2021:

	Contractual Obligations*
	Payments due by Period
		Less than 1			More than
	Total	year	1 to 3 years	3 to 5 years	5 years

	(In thousands of pesos)
Debt(1)	6,308,088	4,058,088	1,333,333	916,667	—
Lease liabilities(2)	49,650,239	5,842,492	11,934,203	10,598,396	21,275,148
Future lease liabilities(3)	19,573,324	835,464	3,176,899	3,262,238	12,298,723
Flight equipment, spare engines and spare parts purchase obligations(4)	137,449,430	2,358,108	25,079,666	50,150,860	59,860,796
Total future payments on contractual obligations	212,981,081	13,094,152	41,524,101	64,928,161	93,434,667
(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	Our sale and leaseback agreements consist primarily of future lease payments with the lessors.
(4)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2017, we signed an amendment to our purchase agreement with Airbus to purchase 80 aircraft which we are committed to receive from 2022 to 2026. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022, In November 2021, the Company entered into a new amendment to the agreement with Airbus to purchase 39 additional aircraft which we are committed to receive between 2023 and 2029. Additionally, the Company exercised its right under the agreement with Airbus to convert twenty A320neo aircraft into A321neo aircraft.

*Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled Ps.81.7 million at December 31, 2021.

In 2022, we expect our capital expenditures, including estimated amounts for contractual prices escalations and pre-delivery payments, to be Ps.137.4 billion, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

F.    Safe Harbor

Not applicable.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the Mexican Securities Market Law. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 14 members, of which 64% are independent.

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

Name	Age	Title	Alternate*
Brian H. Franke	58	Chairman	Andrew Broderick
William A. Franke	85	Director	Andrew Broderick
Harry F. Krensky	58	Director
Marco Baldocchi Kriete	48	Director	Rodrigo Antonio Escobar Nottebohm
Alfonso González Migoya	77	Independent Director
Stanley L. Pace	68	Independent Director
William Dean Donovan	60	Independent Director
Enrique Javier Beltranena Mejicano	59	President, Chief Executive Officer and Director
José Luis Fernández Fernández	62	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	71	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	71	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	54	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	51	Independent Director
Mónica Aspe Bernal	44	Independent Director
*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has served as a member of our board of directors since 2010 and as Chairman of our board of directors since 2020. He is currently a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke is also a member of the board of directors of Frontier, JetSMART (Chile), APiJET (USA) and Cebu Pacific. He previously served on the board of directors of Tiger Airways Holdings (Singapore) from 2008 to 2010 and Tiger Airways Australia from 2009 to 2010. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a consumer marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a B.S. in Business from the University of Arizona and a M.A. in International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment Committee. He is William A. Franke’s son.

William A. Franke has served as a member of our board of directors since 2010. He is also a member of the board of directors of Wizz Air Holdings Plc (Hungary). He is currently the managing member of Indigo Partners LLC (since 2002), which is a private equity firm. Mr. Franke is chairman of the board of directors of Frontier, JetSMART (Chile), Lynx Air (Canada) and APiJET (USA) and was the founding chairman of Tiger Airways Holdings (Singapore), a member of the board of directors of Spirit and the chief executive officer and chairman of America West Airlines from 1993 to 2001. He is also a member of the board of directors of Falcon Acquisitions Group, Inc. Mr. Franke holds a B.A. in History from Stanford University and an LL.B. from Stanford Law School. He also holds an honorary doctorate from Northern Arizona University awarded in 2008 and the University of Montana awarded in 2020. He is Brian H. Franke’s father.

Harry F. Krensky has served as a member of our board of directors since our founding in 2005. He is also a member of the board of directors of Traxion, H+, MasAir, Merited and Kidzania. Mr. Krensky is managing partner of the private equity firms Discovery Americas and Discovery Air. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. He has been an assistant professor in the subject of international business in NYU Stern Business School and was a member of the Board of Trustees of Colby College. Mr. Krensky holds a B.A. in Government from Colby College, a MSc from the London School of Economics and Political Science and a M.B.A. from the Columbia University Graduate School of Business.

Marco Baldocchi Kriete has served as a member of our board of directors since 2020. He previouslyserved as an interim director from 2019 to 2020 and as an alternate director from 2010 to 2019. He is the chief executive officer of Central American Comercial, S.A. de C.V, a retail company in Latin America. He was a founder member of Transactel Inc. He is currently a member of the board of directors of Aeromantenimiento (MRO Holdings, Inc.). He has previously served on the board of directors of Onelink Holdings, Avianca-Taca and Banco Agricola. Mr. Baldocchi holds a B.A. in Arts from Vanderbilt University and a M.B.A. from the Kellogg School of Management at Northwestern University.

Alfonso González Migoya has served as a member of our board of directors since 2014. He previously served as Chairman of our board of directors from 2014 to 2020. He is also a member of the board of directors of FEMSA, Coca Cola FEMSA, Bolsa Mexicana de Valores and Business School of the Instituto Tecnologico y de Estudios Superiores de Monterrey, among others. Mr. Gonzalez previously served as chief executive officer and chairman of the board of directors of Grupo Industrial Saltillo, as chief executive officer of Servicios Interpuerto Monterrey and as executive vice president and chief financial officer of Grupo Financiero BBVA Bancomer. He has also held various senior roles in Grupo ALFA. Mr. González holds a B.S. in Electromechanical Engineering from Instituto Tecnologico y de Estudios Superiores de Monterrey and a M.B.A. from Stanford University Graduate School of Business.

Stanley L. Pace has served as a member of our board of directors since 2017. He is a senior partner at Bain & Company where he has served as a member and chairman of most of the company’s key governance board of directors. Mr. Pace was the founder of the transformation and airline practices at Bain & Company and has led many of the company’s largest and most successful relationships and transformations. Mr. Pace served as the chief executive officer of ATA from 1996 to 1997, at that time, ATA was the largest charter airline in the world. Mr. Pace holds a B.A. in Accounting and Finance from Brigham Young University, where he graduated as valedictorian, and a M.B.A. from Harvard Business School, where he graduated with high distinction.

William Dean Donavan has served as a member of our board of directors since 2017. He previously served as an alternate director from 2010 to 2017. Mr. Donovan serves as Managing Director of Diamond Stream Partners Venture Fund focused on advanced aerial mobility. Mr. Donovan is a member of the board of directors of Prophet Brand Strategy, a marketing consultancy, and was a member of the board of directors of the Metropolitan Bank. He co-founded Volaris in 2005. Mr. Donovan worked with Bain & Company from 1989 to 2003. He was Managing Director of Bain Africa from 1999 to 2002 and head of Bain’s airline practice and auto practice at various times. He also is a consultant for Stellar Labs, a software company focused on fleet optimization and revenue management in the private aviation space. Mr. Donovan co-founded Casino Marketing Alliance, a provider of marketing and analytics services to the casino industry. Mr. Donovan has served as chief operating officer of Nimblefish Technologies, a specialized micromarketing agency and as chief executive officer of SearchForce, a paid search workflow management and optimization platform. Mr. Donovan holds a B.A. in both Economics and Rhetoric from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and a M.B.A. from the Wharton School of the University of Pennsylvania.

Enrique Beltranena has served as our Chief Executive Officer since 2006 and as a member of our board of directors since 2016. He previously worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s, he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. In 2017, Mr. Beltranena participated in one of the biggest joint negotiations for the purchase of single aisle aircraft with Airbus. In 2009, Mr. Beltranena was awarded the Federico Bloch Award by the Latin American & Caribbean Air Transport Association. Mr. Beltranena was named to the Ernst & Young’s Entrepreneur of The Year Hall of Fame in 2012 after winning the 2011 Mexico Entrepreneur of the Year award. He also received the National Order of Merit (Knight’s Badge) from the President of France in 2014.

José Luis Fernández Fernández has served as a member of our board of directors and as chairman of our audit and corporate governance committee since 2012. He is also a member of the audit committees of various companies, including Grupo Televisa, S.A.B., Grupo Financiero Banamex and Banco Nacional de México S.A., and an alternate member of the board of directors of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing limited partner at Chevez Ruiz Zamarripa. Mr. Fernández holds a Public Accounting Degree (Licenciatura en Contaduría) from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants.

Joaquín Alberto Palomo Déneke has served as a member of our board of directors since 2005 and as a member of our audit and corporate governance committee since 2012. He is also a member of the board of directors of Aeroman. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo has negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo holds a B.S. in Agricultural Economics from Texas A&M University.

John A. Slowik has served as a member of our board of directors and as a member of our audit and corporate governance committee since 2012. He has over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. His extensive experience includes corporate and investment banking, where his activities involved public and private capital raising, structured debt issuance, aircraft leasing, principal investment and mergers and acquisitions advisory work. Mr. Slowik is also a member of the board of directors of Fan Engine Securitization, Ltd. and Turbine USA LLC, private commercial jet engine leasing companies operating out of Ireland and the United States, respectively. He is also an alternate director of Rotor Engine Securitization Ltd., a private commercial jet engine leasing company operating out of Ireland. Mr. Slowik is a member of the board of directors and chairman of the audit committee of Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system connecting Nome to Prudhoe Bay, with four landing stations in between, and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska. Mr. Slowik serves as a senior advisor to Volofin Capital Management Ltd., a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market. Mr. Slowik has a B.S. in Mechanical Engineering from Marquette University and a M.B.A. from the Kellogg School of Management at Northwestern University.

Ricardo Maldonado Yañez has served as a member of our board of directors since 2018. He is a partner at Mijares, Angoitia, Cortés y Fuentes, S.C. since 1999. Mr. Maldonado has 25 years of experience providing advice and counseling to Mexican and foreign companies and clients on domestic and cross-border merger and acquisition transactions, joint ventures and strategic alliances. He also represents issuers and financial institutions in public and private debt and equity offerings, and advises clients in the negotiation, structuring and drafting of commercial loans, in complex financings and in infrastructure projects. Mr. Maldonado also focuses part of his practice on corporate governance matters advising family-owned and publicly listed companies. Mr. Maldonado serves as member of the board of directors of Grupo Aeroportuario del Centro Norte (OMA) and ICA Tenedora, S.A. de C.V. He is a member of the National Association of Corporate Directors (NCD) and of the International Corporate Governance Network (ICGN). Mr. Maldonado holds a Law Degree (Licenciatura en Derecho) from the Universidad Nacional Autónoma de México, a certificate in Corporate Law from the Instituto Tecnologico Autónomo de México and a LL.M. from University of Chicago Law School.

Guadalupe Phillips Margain has served as a member of our board of directors since 2020. She is the Chief Executive Officer of Empresas ICA Tenedora, S.A. de C.V. She previously worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Grupo Financiero Banorte, Innova, Grupo Axo and Grupo Aeroportuario del Centro Norte (OMA). Ms. Phillips holds a Law

Degree (Licenciatura en Derecho) from the Instituto Tecnológico Autónomo de México a M.A.L.D. (Master of Arts in Law and Diplomacy) and a Ph.D. from The Fletcher School of Law and Diplomacy, Tufts University.

Mónica Aspe Bernal has served as a member of our board of directors since April 2020. She is the Chief Executive Officer of AT&T, Mexico. She previously was Mexico´s ambassador in the OSD. She served as Vice-Minister of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a Political Science Degree (Licenciatura en Ciencias Politicas) from the Instituto Tecnológico Autónomo de México and a M.A. in Political Science from Columbia University.

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

Name	Age	Title
Enrique Beltranena	59	President, Chief Executive Officer and Director
Holger Blankenstein	47	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	52	Senior Vice President Chief Financial Officer
José Luis Suárez	54	Senior Vice President Chief Operating Officer
José Alejandro de Iturbide	55	Vice President and Chief Legal Officer
Jimmy Zadigue	49	Internal Audit Director

Holger Blankenstein has served as our Executive Vice President Airline Commercial and Operations since 2018, in charge of the commercial, digital, operations, customer service and maintenance areas of the company. Prior to his current role, Blankenstein served as Chief Commercial Officer from 2009 2017, leading the areas of sales, marketing, planning, itineraries, revenue management and cargo and leading the IT department. Blankenstein has been with the Company since our founding in 2005 and was part of the team that took the Company public in 2013. Before 2005, he was Director of Strategic Development at TACA International Airlines in El Salvador, from 2003 to 2005, where he led many key projects such as the integrated airline systems migration, TACA’s maintenance business growth strategy and the business plan for Volaris. He began his career as a consultant for Bain & Company in 1998 in the Munich office. Blankenstein transferred to the Sydney office in 2000. He was involved with assignments in financial services, automotive and retail industries. Blankenstein holds a B.S. in Business and Economics from Goethe University and a M.B.A. from the University of Iowa.

Jaime E. Pous has served as our Chief Financial Officer since 2021. He previously served as our interim Chief Financial Officer from June 2020, he joined the Company in 2013 as General Counsel and served as our Chief Legal Officer and Corporate Affairs Senior Vice President from 2016 to 2020. Additionally, he served as secretary of our board of directors from 2018 to 2022 and as secretary of our audit and corporate governance committee from 2013 to 2022. Prior to joining us, he worked at Grupo Televisa, where he was legal director from 1999 to 2012. Mr. Pous holds a licenciatura in law from the Instituto Tecnológico Autónomo de México and a LL.M. from The University of Texas at Austin, School of Law.

José Luis Suárez has served as our Chief Operating Officer since 2015. He joined Volaris in 2006 as sales director and served as Retail and Customer Director from 2011 to 2015, where he supervised the airport operations, ramp management, flight attendants and customer solutions. In his current role, he is responsible for flight operations, maintenance, pilots and flight attendants and airport operations. Prior to joining us, Mr. Suárez worked at Sabre Holdings from 1996 to 2006. Mr. Suárez holds a licenciatura in Industrial Engineering from the Universidad Iberoamericana, a Degree in Executive Management from IPADE Business School, a M.S. in Industrial Engineering and a M.B.A. from the University of Missouri, Columbia.

José Alejandro de Iturbide has served as our Vice President Chief Legal Officer since 2021 and as Secretary of our board of directors since April 2022. Mr. Iturbide served as General Counsel, Managing Director and Secretary of the board of directors of Grupo Financiero Citibanamex, having also served as General Counsel in Mexico at General Electric and Barclays Capital, among others. Mr. Iturbide received and holds a licenciatura in law from the Universidad Nacional Autónoma de México and an LL.M. from the University of Notre Dame, School of Law (Program in London, England).

Jimmy Zadigue has served as our Internal Audit Director since 2020. He previously served as our Internal Audit Director from 2011 to 2019. Mr. Zadigue worked as the internal audit director of Sempra Mexico (IEnova), the director of operations, finance and administration at Swarovski in Mexico and as the director of finance and business control at Bombardier North America. Mr. Zadigue is also a Chartered Public Accountant in Canada. Mr. Zadigue holds a B.B.A. from HEC-Montreal and a M.S. in Accounting Sciences from the Université du Québec.

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

B.         Compensation

Director and Executive Compensation

In 2021, the senior manager positions listed in this annual report received an aggregate compensation of Ps.227.9 million In 2019 and 2020, the senior manager positions listed in this annual report received an aggregate compensation of approximately Ps. 154.9 million and Ps. 142.6 million, respectively.

In 2021, the chairman and the independent members of our board of directors received a net compensation of Ps.12.6 million and the rest of the directors received a net compensation of Ps.3.6 million.

In 2019 and 2020, the independent members of our board of directors received an aggregate compensation of Ps. 8.1 million and Ps.5.8 million, respectively, and the rest of the directors received an aggregate compensation of Ps. 4.4 million and Ps.3.7 million, respectively.

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

At December 31,2019 and 2020, the shares held in trust to satisfy the management options were considered as treasury shares. As of December 31, 2019 and 2020, 7,653,981 and 7,653,981 share options were vested, respectively.

During 2021, the key employees participating in the management incentive plan exercised 7,653,981 Series A shares. As a result, the key employees paid Ps.40.7 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

As of December 31, 2021 all the share options were exercised.

Management Incentive Plan II

The carrying amount of the liability relating to these SARs as of December 31, 2019 and 2020 was Ps.70.6 million and Ps.177.8 million. The compensation cost or (benefit) is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2019 and 2020, of Ps.37.8 million and Ps.107.2 million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2020.

As of December 31, 2021, the carrying amount of the liability relating to the SARs under MIP II was Ps.115.5 million. The compensation benefit is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2021 we recorded a benefit of Ps.62.3 million, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2021.

Board of Directors Incentive Plan (BoDIP)

The number of shares held by the trustee as of December 31, 2020 was 5,233,693, of which 3,161,349 shares were priced at Ps.9.74; 968,706 shares were priced at Ps. 16.80; 977,105 shares were priced at 16.12 and 126,533 shares were priced at Ps.26.29. As of December 31, 2020, there were no exercises under the BoDIP.

The number of shares held by the trustee as of December 31, 2021 was 4,589,726, of which 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12 and 126,533 shares were priced at Ps.26.29.

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

Share Purchase Plan (Equity-Settled)

Under the share purchase plan (equity- settled), in November 2014 certain key employees of the Company were granted with a special bonus by an amount of Ps.10.8, to purchase Company’s shares. The plan consisted in:

i.	Servicios Corporativos granted a bonus to each key executive;
ii.	The bonus amount by Ps.7.1, net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employees, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the BMV based on the Administration Trust’s Technical Committee instructions;
iii.	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.

iv.	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos would be entitled to receive the proceeds of the sale of shares.
v.	The key employees’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity.

In November 2019 and 2020 extensions to this plan were approved by our board of directors. The total cost of the extensions approved was Ps.86.8 million (or Ps.56.4 million net of withheld taxes) and Ps.92.1 million (or Ps.59.9 million net of withheld taxes). Under these extensions, certain of ourkey employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

In November 2021, an extension to the long term settled equity plan was approved by our board of directors. The total cost of the extension approved was Ps.104.7 (Ps.68.1 net of withheld taxes). Under this extension certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

In November 2021, an extension to the long term settled equity plan was approved by our board of directors. The total cost of the extension approved was Ps.104.7 (Ps.68.1 net of withheld taxes). Under this extension certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2019 and 2020, we recognized Ps.49.7 million and Ps.75.0 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During 2021, we recognized Ps.89.5 million, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the years ended December 31 2019 and 2020, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance withthe plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. As of December 31, 2020, 327,217 shares were forfeited.

During the years ended December 31, 2021, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. As of December 31, 2021, 551,732 shares were forfeited.

At December 31, 2020, 5,805,311 shares were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

At December 31, 2021, 4,490,421 shares were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

SARs (Cash-Settled)

On November 6, 2014, we granted 4,315,264 SARs to key employees that entitle such employees to a cash payment and vest as long as the employee continues to be employed by us atthe end of each anniversary during a three-year period. The total amount of the appreciation rights granted under this plan was Ps.10.8 million at the grant date.

During 2019 and 2020, we did not grant SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. As of the grant date, the valuation of the SARs granted under this plan totaled Ps.0.0 million.

During 2019 and 2020, we made a cash payment to key employees related to the SARs plan of Ps.2.4 million and Ps.0.0 million, respectively.

These amounts were determined based on the increase in the share price of the Company between the grant date and the exercisable date of November 2019 and 2020, respectively.

During 2021, we did not grant SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. During the year ended December 31, 2021 and 2020, we did not made a cash payment to key employees related to the SARs plan. This plan expired.

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

D.Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2021, we had 6,714 employees, which consisted of 1,453 pilots, 2,690 flight attendants, 109 ramp operations personnel, 874 airport and customer service personnel, 427 maintenance personnel and 1,161 management and administrative personnel. 5,464 of our employees (81%) are part of the Union of Workers of the Aeronautic, Similar or Connected Industries (Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana), or STIAS, and the remaining 17% of our employees are not part of any union. Volaris Opco entered into a collective bargaining agreement with our pilots and flight attendants on February 15, 2021 for a term of two years for benefits and on February 15, 2022 for a term of one year for salaries. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2019	2020	2021
Pilots	926	907	1,453
Flight attendants	1,864	1,824	2,690
Ramp operations personnel	91	89	109
Airport and customer service personnel	804	764	874
Maintenance personnel	352	353	427
Management and administrative personnel	913	909	1,161
Total	4,950	4,846	6,714

Average employees per aircraft	60	54	63

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

E.	Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	6,012,590	*
Brian H. Franke	Chairman of the Board	2,610,000	*
John A. Slowik	Independent Director	67,500	*
William Dean Donovan	Independent Director	3,208,080	*
Alfonso González Migoya	Independent Director	107,971
Marco Baldocchi	Director	1,870,500	*
Enrique Beltranena	Director, President and Chief Executive Officer	8,579,793
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	4,030,000	*
Jaime E. Pous	Senior Vice President and Chief Financial Officer	945,418
José Luis Suárez	Senior Vice President and Chief Operating Officer	408,485
Jimmy Zadigue	Internal Audit Director	12,949	*
*	Shares owned through CPOs or ADSs.

This share ownership represents less than 2.4% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

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

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

●	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

	Common Stock
	Number		Percentage
Shareholders	Series A	Series B	Series A	Series B
5% Shareholders:
Blue Sky Investments, S.à. r.l.(1)	85,739,880	14,319,124	7.95%	24.90%
Funds managed by Indigo(2)	169,380,930	43,194,749	15.28%	75.10%
Teewinot Capital Advisers LLC(3)	61,288,820	0	5.53%	0.00%
Named Executive Officers and Directors:
William A. Franke(2)	1,108,462,804	57,513,873	15.28%	75.10%
(1)	Consists of 14,319,124 Series B shares and 85,739,880 Series A shares deposited in the CPO trust held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 7, rue Robert Stümper, L-2557 Luxembourg.
(2)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 1,000,649 Series B shares and 3,228,640 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP, 30,000,000 Series A shares (deposited in the CPO trust) held by Indigo Mexico LLC and 42,194,100 Series B shares held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP and Indigo Mexico LLC, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Indigo Mexico Coöperatief U.A. has a principal business address at: Herikerbergweg 88, 1101 CM Amsterdam, Netherlands. All other entities listed herein, whose shares are beneficially owned by Indigo, have a principal business address at: 2525 East Camelback Road, Phoenix, Arizona 85016.
(3)	Teewinot Capital Advisers, LLC has a principal business address at: 101 Park Avenue, 48th Floor, New York, New York 10178.

Securities Held in Host Country

As of December 31, 2021, 86,762,618 ADSs (equivalent to 867,626,180 shares, or 74.4% of the total outstanding shares of our common stock) were outstanding and held of record by 17 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Servprot

Servprot S.A. de C.V., or Servprot, is a related party because Enrique Beltranena, our Company’s President and Chief Executive Officer and director, is a shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2019, 2020 and 2021, we accrued an expense of Ps.3.1 million, Ps.3.5 million and Ps.3.5 million, respectively, in connection with these services.

Aeroman

Aeroman is a related party because Marco Baldocchi, a member of the board of directors of the Company’s board of directors is an alternate director of Aeroman. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. This agreement provides that we must exclusively use Aeroman for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The payments under this agreement depend on the services performed. This agreement is for a five - year term. As of December 31, 2019, 2020 and 2021, the balances due under the agreement with Aeroman were Ps.1.5 million, Ps.39.3 million and Ps.8.3 million, respectively. During 2019, 2020 and 2021, we incurred expenses in aircraft and engine maintenance and technical support under this agreement amounting to Ps.207.4 million, Ps.243.1 million and Ps.163.5 million, respectively.

One Link, S.A. de C.V.

OneLink S.A. de C.V., or Onelink, was a related party until December 31, 2017, because Marco Baldocchi, a member of the board of directors, was a director of Onelink. As of October 24, 2019 and until June 30,2020 Onelink, Holdings, S.A., or Onelink Holdings, and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, One Link receives calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of December 31, 2019 and 2020, our balance due under this agreement was Ps.39.8 million and Ps.0, respectively, we accrued an expense under this agreement of Ps.37.0 million and Ps.73.2 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2021, the Company did not recognize any outstanding balances from OneLink neither revenue nor expense as related party transaction.

Mijares, Angoitia, Cortés y Fuentes, S.C.

Mijares, Angoitia, Cortés y Fuentes, S.C., or MACF, is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of our board of of the Company since April 2018, are partners of MACF. Mijares provides legal services to us. As of December 31, 2019 and 2020, our balance due in connection with these services was Ps.1.0 million and Ps.0.2 million, respectively. For the years ended December 31, 2019 and 2020, we recognize expense transactions with this related party of Ps.1.3 million, Ps.5.6 million and Ps.4.3 million

Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke, members of our board of the Company and Frontier as well as Indigo Partners, the later has investments in both Companies. We executed a codeshare agreement with Frontier on January 16, 2018. As of December 31, 2019, 2020 and 2021, the account receivable under this agreement was Ps.23.4 million, Ps.72.6 million and Ps.95.9 million, respectively, and the account payable was Ps.16.3 million, Ps.0.0 million and Ps.0.0 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, we recognized revenue under this agreement of Ps.209.0 million, Ps.149.0 million and Ps.71.2 million, respectively.

Chevez, Ruiz, Zamarripa y Cia, S.C

Chevez, Ruiz, Zamarripa y Cia, S.C., or Chevez, is a related party because Mr. José Luis Fernández Fernández, an independent member of our board of directors, as well as the chairman of our Audit and Corporate Governance Committee of the Company, is a non-managing limited partner of Chevez. Chevez provides tax advisory services to us, however Mr. Fernández has had no active role in providing these services, and his compensation has been and remains unaffected by the fees charged to us in connection with such services. For the year ended December 31, 2020 and 2021, our account payable to Chevez totaled Ps.4.8 million and Ps.9.3 millon, respectively. During the years ended December 31, 2020 and 2021, the Company recognized expenses with Chevez of Ps.4.8 million and Ps.4.8 million, respectively.

Grupo Aeroportuario del Centro Norte

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, is a related party because Mrs. Guadalupe Phillips Margain and Mr. Ricardo Maldonado Yañez are independent members of our board of directors and members of the board of directors of OMA. For the year ended December 31, 2020 and 2021, our account payable to OMA was Ps.80.7 million and Ps.199.4 million, respectively. For the year ended December 31, 2020 and 2021, we recognized expenses with OMA of Ps.32.2 million and Ps.133.3 million, respectively.

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

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2020 and 2021, these possible contingencies amount to a total of Ps.125 million and Ps.163 million, respectively.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2019, 2020 and 2021, we did not allocate any amount to our legal reserve fund. As of December 31, 2019, 2020 and 2021, the legal reserve was Ps.291,178 or 9.8%, 8.5% and 8.5%, respectively, of our capital stock.

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

B.Significant changes

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

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 8, 2005, published in the Official Gazette of the Federation (Diario Oficial de la Federación) or Official Gazette of the Federation on December 31, 2005, and became effective on June 28, 2006, and is referred to as the Mexican Securities Market Law. The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions that maintained more developed securities markets.

In particular, the Mexican Securities Market Law:

●	establishes the sociedad anónima promotora de inversión, a form of corporate organization that permits agreements among shareholders, mediating rights of first offer and refusal, tag-along rights, vetoes, non-compete provisions and other terms that enhance rights of minority shareholders;

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

•specifies requirements for implementing anti-takeover measures.

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

Registration and Listing Standards

In order to offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. Only securities that have been registered with the Mexican National Securities Registry (Registro Nacional de Valores) or the RNV, pursuant to an approval by the CNBV may be listed on the Mexican Stock Exchange. In addition, the Mexican Stock Exchange has created a parallel quotation system, named the international quotation system, or SIC, where debt and equity securities issued by non-Mexican issuers may be listed, for trading by institutional and accredited investors. Issuers listed on the SIC have limited disclosure and reporting requirements and may comply with obligations through a sponsor and by providing disclosure made available in their home market. These securities may be listed through the SIC if (i) the securities are not already listed on the RNV, (ii) the market of origin of the company issuing the shares has received, based on its characteristics, recognition from the CNBV, and (iii) the securities satisfy the listing requirements of the applicable stock exchange.

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

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

●	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;
•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
•	reports disclosing material information;
•	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, to be approved by shareholders’ meeting or the board of directors;
•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons; and
●	details dealing with agreements among shareholders.

Pursuant to the General Regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system (Sistema Electrónico de Envío y Difusión de Información), or SEDI, called Sistema Electrónico de Comunicación con Emisoras de Valores, or EMISNET, for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial and other information via EMISNET. Immediately upon receipt, the Mexican Stock Exchange makes this financial and other information available to the public.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file through SEDI information that relates to any event or circumstance that could influence an issuer’s share prices and investor decisions to acquire stock. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that it makes a statement to the effect that it is unaware of the causes of such volatility. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

•

the issuer implements adequate confidentiality measures (including maintaining a log with the names of parties in possession of confidential information and the date when each such party became aware of the relevant information);

•	the information is related to incomplete transactions;
•	there is no misleading public information relating to the material event; and
●	no unusual price or volume fluctuation occurs.

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

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event; or
●	upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

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

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities, whether on a case-by-case basis or quarterly:

●	members of a listed issuer’s board of directors;
●	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;
●	advisors;
●	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and
●	other insiders.

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

•	approve the appointment or removal of the chief executive officer;
•	approve waivers in respect of corporate opportunities;
•	approve accounting and internal control policies;
•	approve the chief executive officers’ annual report and corrective measures for irregularities; and
●	approve policies for disclosure of information.

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

On January 29, 2009, NYSE Euronext and BIDS Holdings, L.P., launched a joint venture, the New York Block Exchange, or NYBX, an innovative new platform designed to maximize access to liquidity and improve execution quality in the U.S. equity block trading market. Institutional investors and other market participants can execute block trades on NYBX, the first venue of its kind to allow non-displayed liquidity to anonymously access both the displayed and reserve liquidity of the NYSE order book, creating an innovative platform to re-aggregate blocks of stock. BIDS Holdings and the NYSE Euronext each have a 50% ownership stake in NYBX.

On November 12, 2009, NYSE Euronext established its commission on corporate governance to address U.S. corporate governance and the overall proxy process. Consistent with the NYSE’s role as a leading advocate on governance issues, the commission brings together leading experts and representatives from public companies, institutional and individual investors, broker/dealers and other advisors.

On November 13, 2013, NYSE Euronext was acquired by Intercontinental Exchange Group, Inc. NYSE Euronext continues to operate under its brand name as a wholly-owned subsidiary of IntercontinentalExchange Group, Inc.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM  10    ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this annual report our outstanding capital stock consisted of 1,108,462,804 Series A shares and 57,513,873 Series B shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Shareholders’ Meetings

Calls. Under Mexican law and our by-laws, shareholders’ meetings may be called by:

●	our board of directors, the chairman of our board of directors or the secretary of the board of directors;
●	shareholders representing at least 10% of our outstanding capital stock who may request that the chairman of any of the board of directors or the audit and corporate governance committee call a shareholders’ meeting;
●	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in the annual shareholders’ meetings;
●	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described in the two bullet points above; and
●	the audit and corporate governance committee.

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

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

●	approve financial statements for the preceding fiscal year;
●	discuss and approve the audit and corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);
●	elect directors;
●	appoint the president of the audit committee and the corporate governance committees;
●	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;
●	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;
●	determine the maximum amount of resources allocated to share repurchases; and
●	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

●	an extension of our duration or voluntary dissolution;
●	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;
●	issuance of shares for purposes of a public offering;
●	any change in our corporate purpose or nationality;
●	any merger or transformation into another type of company;
●	any issuance of preferred stock;
●	the redemption of shares with retained earnings;
●	any amendments to our by-laws including amendments to provisions addressing change of control;
●	any other matters provided for by law or our by-laws; and
●	the cancellation of the registration of shares at the Mexican National Securities Registry.

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

Pursuant to the Mexican Securities Market Law and our by-laws, the board of directors must approve, among other matters:

●	our general strategy;
●	the monitoring of our management and that of our subsidiaries;
●	with prior input from the audit or the corporate governance committee, on a case-by-case basis (i) transactions with related parties, subject to certain limited exceptions, (ii) the election of our chief executive officer, his compensation and removal, and policies for the description and comprehensive remuneration of other executive officers, (iii) our guidelines for internal controls and internal audits, including those for our subsidiaries (iv) our accounting policies, (v) our financial statements, (vi) unusual or non-recurring transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vii) the selection of the external auditors;
●	calling shareholders’ meetings and taking action based upon their resolutions;

●	the annual submission to our general shareholders’ meeting of (i) the chief executive officer’s report and (ii) the opinion of the board of directors in respect of such report;
●	creation of special committees and granting authority to such committees, provided that the committees will not have the authority to take action which by law or under our by-laws is expressly reserved to our shareholders or our board of directors;
●	determining how to vote the shares that we hold in our subsidiaries; and
●	policies for disclosure of information.

Our by-laws provide that meetings of our board of directors are validly convened and held if a majority of the members or their respective alternates are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors (i.e., members that do not have a conflict of interest). The chairman of the board of directors will not have a tie-breaking vote.

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

In addition, our audit and corporate governance committee has the following principal duties:

●	supervising and evaluating our external auditors and analyzing their reports (including their audit opinion);
●	analyzing and supervising the preparation of our financial statements and making a recommendation to the board of directors for their approval;
●	informing the board of directors of the status of our internal controls and internal audit and their adequacy;
●	supervising the execution of related party transactions and transactions representing 20% or more of consolidated assets being undertaken pursuant to applicable law;
●	requesting reports from our executive officers or independent experts whenever it deems appropriate;
●	investigating and informing the board of directors of any irregularities that it may encounter;
●	receiving and analyzing recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and taking necessary action;
●	calling shareholders’ meetings;
●	supervising compliance by our chief executive officer of the instructions provided by our board or shareholders;
●	providing an annual report to the board in respect of our accounting policies, their sufficiency and adequacy, and consistency;
●	rendering opinions to the board of directors in connection with the designation, compensation and removal of our chief executive officer and policies for the description and comprehensive remuneration of other executive officers;
●	supervising and reporting on the performance of our key officers;
●	rendering its opinion to the board of directors in connection with transaction with related parties;
●	requesting opinions from independent third-party experts;

●	calling shareholders’ meetings; and
●	providing assistance to the board of directors with the preparation of reports for the annual shareholders’ meeting.

We also maintain a compensation and nominations committee, which is comprised of, four non-independent members, as determined by our board of directors from time to time, appointed by our board of directors. We established a compensation and nominations committee pursuant to the unanimous resolutions adopted by our shareholders in June 2013.

The compensation committee is responsible for, among other things:

●	submitting proposals to the board of directors relating to the removal of officers within the first two corporate levels;
●	proposing the creation, amendment or termination of any incentive plan for officers;
●	consulting with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
●	proposing compensation packages for officers within the first four corporate levels;
●	proposing to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
●	informing our board of directors of any material contingencies; and
●	submitting periodic reports to our board of directors.

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

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our by-laws include a number of minority shareholder protections. These minority protections will include provisions that permit:

●	holders of at least 10% of our outstanding capital stock:
●	to request a call for a shareholders’ meeting;
●	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and
●	to appoint one member of our board of directors and one alternate member of our board of directors;
●	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our by-laws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholder; and
●	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for violations of their duty of care or duty of loyalty, for the benefit of Volaris, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Foreign Investment Regulations

Mexico’s Foreign Investment Law restricts ownership by non-Mexicans of our capital stock to 49% of the capital stock not otherwise represented by CPOs. Our amended by-laws establish that only Mexican investors may acquire our Series A shares directly. Non-Mexican investors may acquire our Series B shares directly. As required by Mexican law, our by-laws provide that if a non-Mexican investor acquires a direct interest or participation in a Series A share representing the capital stock of our company at any time, such Series A share will be forfeited to the Mexican government. The Mexican Foreign Investment Law permits non-Mexican investors to hold our Series A shares indirectly through neutral shares or securities such as the CPOs.

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

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our by-laws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the registration of our Series A shares with the Mexican National Securities Registry is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders or board of directors meeting, or has the ability to appoint a majority of the members of our board of directors. The price at which the stock must be purchased is the higher of:

●	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or
●	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

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

E.Taxation

Material U.S.Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of theownership and disposition of our ADSs. This discussion applies only to U.S. Holders that hold our ADSs as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the Internal Revenue Service, or the IRS, and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the “Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income,” or the Treaty. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S. Holders with respect to their ownership and disposition of our ADSs. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

This discussion also does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	banks, financial institutions or insurance companies;
•	regulated investment companies, real estate investment trusts or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Sections 408 or 408A of the Code, respectively;
•	certain former citizens or long-term residents of the United States;
•	persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;
•	persons that actually or constructively own 10% or more of the voting power or value of our stock;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement;
•	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services; or
•

partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (or persons holding our ADSs through partnerships or other pass-through entities).

For purposes of this discussion, a “U.S. Holder” is beneficial owner of an ADS that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds an ADS, the tax treatment of a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our ADSs and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Unless otherwise indicated, this discussion assumes that we are not, and will not become, a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. See the discussion below under “—Passive Foreign Investment Company Considerations.”

The discussion below assumes that the representations contained in the CPO trust agreement and ADS deposit agreement are true and that the obligations in the CPO trust agreement, ADS deposit agreement and any related agreements have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, U.S. Holders who own our ADSs will be treated as the beneficial owners of the CPOs represented by our ADSs and each CPO should represent a beneficial interest in our Series A Shares represented by the CPOs. The U.S. Treasury Department has expressed concern that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of certain Mexican taxes paid, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below under“—Distributions”), could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holders of our ADSs and us if as a result of such actions the U.S. Holders of our ADSs are not properly treated as beneficial owners of the CPOs and our Series A Shares represented by the CPOs.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER THE TREATY.

Distributions

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Considerations,” the gross amount of distributions made with respect to our ADSs (including the amount of any Mexican taxes withheld therefrom, if any, and excluding certain pro rata distributions of our underlying Series A Shares or other similar equity interests) will generally be includable in a U.S. Holder’s gross income (in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends. Accordingly, U.S. Holders should expect that all such distributions made with respect to our ADSs will be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.

With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income” which is eligible for reduced rates of U.S. federal income taxation provided that:

•	we are eligible for the benefits of the Treaty, or with respect to the dividend paid on our ADSs which are readily tradable on an established securities market in the United States;
•	we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year;
•	the U.S. Holder satisfies certain holding period requirements, and
•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Currently our ADSs are listed on NYSE, which is an established securities market in the United States, and should be considered readily tradable on NYSE. However, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in future years. U.S. Holders should consult their tax advisors regarding the availability of such reduced rate for dividends paid with respect to our ADSs.

The amount of any distribution on our ADSs paid in pesos will be equal to the U.S. dollar value of pesos on the date such distribution is includible in income by the recipient, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale or Other Taxable Disposition of our ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (in U.S. dollars) on such taxable disposition and the U.S. Holder’s adjusted tax basis (in U.S. dollars) in such ADSs. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs exceeds one year. Certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Foreign Taxes

Certain Mexican taxes, if any, withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at the U.S. Holder’s election, eligible for deduction in computing the U.S. Holder’s U.S. federal taxable income. If a refund of any such Mexican tax is available to a U.S. Holder under the laws of Mexico imposing such tax or under the Treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on ADSs generally will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. The rules governing the determination of the foreign tax credit are complex, and certain limitations and conditions may apply to a U.S. Holder’s ability to claim the foreign tax credit for any foreign taxes paid or withheld with respect to the ADSs. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction in lieu of the foreign tax credit.

Passive Foreign Investment Company Considerations

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs. We would be classified as a PFIC for any taxable year if, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either:

•	75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Code), or
•

50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreing currency gains and amounts derived by reason of the temporary investment of funds.

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. However, this is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held our ADSs, the U.S. Holder would be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives in respect of our ADSs and any gain realized by the U.S. Holder from a sale or other disposition (including a pledge) of the ADSs, unless the U.S. Holder makes a “mark--to-market” election, as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs;
•

the amount allocated to the current taxable year, and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

In addition, dividend distributions made to the U.S. Holder will not qualify for the preferential rates of U.S. federal income taxation applicable to long-term capital gains discussed above under “—Distributions.”

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, we will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder holds the ADSs. If we cease to be a PFIC, the U.S. Holder may be able to avoid some of the adverse tax consequences of the PFIC regime by making a deemed sale election with respect to our ADSs. If such election is made, the U.S. Holder will be deemed to have sold our ADSs that the U.S. Holder holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ADSs with respect to which the deemed sale election was made will not be treated as ADSs in a PFIC unless we subsequently become a PFIC.

If the Company is a PFIC, certain elections may be available that would result in an alternative treatment. In lieu of being subject to the tax and interest charge rules described above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a “mark-to-market” method, provided that such stock is “marketable.” The ADSs generally would be considered marketable for purposes of this election if the ADSs are traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. NYSE, on which our ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and consequences of a market-to-market election with respect to the ADSs.

Alternatively, a U.S. Holder may avoid the adverse tax and interest-charge regime described above by making an election to treat us as a “qualified electing fund”. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisors with respect to the application of the PFIC rules to their investment in the ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs and proceeds from the sale, exchange, redemption or other taxable disposition of our ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or otherwise properly establishes an exemption from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold) may be required to report information relating to the ADSs by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “specified foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-United States person), to their tax return for each year in which they hold our ADSs, subject to certain exceptions (including an exception for the ADSs held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the ADSs.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs.

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

Holders of ADSs or CPOs are encouraged to consult their own tax advisors as to their entitlement to the benefits, if any, afforded by the Treaty regarding income tax.

Mexico has also entered into and is negotiating several other tax treaties with various countries, that may have an impact on the tax treatment of the purchase, ownership and disposition of ADSs, CPOs or the Series A shares underlying the CPOs. Prospective purchasers of the ADSs or CPOs are encouraged to consult their own tax advisors as to the tax consequences, if any, of any such treaties.

The following summary of the Mexican federal income tax consequences of the purchase, ownership or disposition of ADSs or CPOs is a general summary of the principal consequences, under Mexican tax law and the Treaty, as currently in effect, of such purchase, ownership or disposition of ADSs or CPOs by non-Mexican holders (but not by holders who are or may be deemed residents of Mexico for tax purposes), that will not hold ADSs or CPOs in connection with the conduct of a trade or business through a permanent establishment for tax purposes, in Mexico.

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

Dividends

Dividends, either in cash or in any other form (except for stock dividends), paid with respect to A shares or B shares represented by the CPOs (or in the case of holders who hold CPOs represented by ADSs), will be subject to a 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, which produces a net Mexican withholding tax of approximately 7.7% applicable to holders of CPOs who are non-residents of Mexico. Under the Treaty, a U.S. Shareholder who owns less than 10% of our stock and is otherwise eligible for benefits under such treaty will, in no event, be subject to more than a 10% withholding tax.

Disposition of ADSs or CPOs

The sale or the disposition of ADSs or CPOs by a non-Mexican holder will not be subject to any Mexican tax, if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Crédito Público).

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

Pursuant to the Treaty, gains realized by a holder of ADSs or CPOs that is eligible to claim benefits thereunder may be exempt from Mexican income tax on gains realized on a sale or other disposition of shares, if such holder owned, directly or indirectly, less than 25% of our outstanding capital stock during the 12-month period preceding such disposition provided certain requirements are met. These requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a legal representative in Mexico for taxation purposes, and (iii) present tax reports prepared by authorized certified public accountants.

Value Added Tax

According to the provisions of the Mexican Value Added Tax Law (Ley del Impuesto al Valor Agregado), the disposition of the ADSs or CPOs made by non-resident holders would be exempt from the Value Added Tax.

Other Mexican Taxes

There are currently no Mexican estate, gift, inheritance, or value added taxes applicable to the purchase, ownership or disposition of ADSs or CPOs. However, gratuitous transfers of ADSs or CPOs may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.

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

You may request a copy of our SEC filings, at no cost, by contacting us at: Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México 01210, Attention: Investor Relations, Email: ir@volaris.com, Tel.: +52-55-5261-6400.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2019, 2020 and 2021 represented 38%, 26% and 34% (including non-derivative financial instruments), respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the year ended December 31, 2021, we did not entered into hedging positions for Jet Fuel.

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

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. Based on our 2021 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2021 by approximately Ps.523 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel call options as of December 31, 2019, 2020 and 2021 was a net asset position of Ps.0 million, Ps.0.2 million and Ps.0 million, respectively, and the fair value of our zero-cost collars as of December 31, 2019, 2020 and 2021 was a gain of Ps.133.6 million, a loss Ps.9.7 million and a Ps.0 million and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2021, we believe the credit exposure related to derivatives contracts was minor.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under derivative agreements and the pricing of hedges and other derivative products in the market. As of December 31, 2021, we had not hedged of our projected fuel requirements for the year ended December 31, 2022.

Currency fluctuations. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. If the peso declines in value against the U.S. dollar our demand would be adversely affected. Please see Item 3: --“ Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition, and prospects”.

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of Ps.1.4 billion, Ps.0.5 billion and Ps.(2.6) billion in 2019, 2020 and 2021, respectively.

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using non-derivative financial assets and liabilities denominated in U.S. dollars as hedging instruments.

In the first hedging strategy, we have designated a hedge to mitigate our foreign exchange rate risk and the foreign exchange fluctuation in U.S. dollar denominated forecasted revenues by using a portion of the financial liabilities associated with a portfolio of lease liabilities denominated in U.S. dollars over the term of the remaining lease arrangements as a hedging instrument. As of December 31, 2021, there was not outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships. As of December 31, 2020, and 2019, we had an amount equivalent to U.S. $1.5 billion and U.S. $1.7 billion, respectively, of lease liabilities designated as hedging instruments tied to U.S. dollar denominated forecasted revenues over the remaining lease term.

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

During the first quarter of 2021, the designated hedging instrument back in 2019 for U.S. $410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, like the one concluded. For this new strategy designated a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by U.S. dollar denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to U.S.$350 million, which represent a portion of the financial assets denominated in U.S. dollar.

As of December 31, 2021, there was not outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding balance designated under this hedging strategy as of December 31, 2020, and 2019 was U.S. $60.5 million and U.S. $166.7 million, respectively, which represents a portion of the recognized financial assets denominated in U.S. dollars.

During the year ended December 31, 2021, and 2020, the impact of these hedges was Ps.182.2 million and Ps.409.2 million, respectively, which has been presented as part of the total fuel expense.

Since the hedged items in both hedging strategies were targeted at mitigating the cash flow variability of expected and forecasted transactions, they were represented by multiple hedging relationships which followed the Cash Flow Hedge Accounting Model.

The effective portion of each hedging instrument’s changes in fair value were accounted for in the hedge reserve within the OCI and presented as a separate line item within our statement of stakeholders’ equity, which is in accordance with the IFRS 9 criteria.

The amounts recorded in OCI were recycled to our income statement on a timely basis as corresponding U.S. dollar denominated income and/or jet fuel consumptions impact the Company’s operating margin and were presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely matter, as U.S. dollar denominated income and jet fuel consumption were recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the termination of non-derivative financial instruments. Consequently, non-derivative financial instruments in other comprehensive income generated a loss of U.S.$109 million, which is included in the foreign exchange (loss) gain, net.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. We had market risk associated with changes in variable interest rates due to the LIBOR-based rates in two of our aircraft leases which ended in 2017, and therefore, no further hedging of interest rates was made during 2018. As of December 31, 2019, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion and a fair value of Ps.2.7 million. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion and a fair value of Ps.0.3 million. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.8 billion and a fair value of Ps.28.8 million. These instruments are included as assets in our consolidated statements of financial position. All the Company’s positions in the form of interest rate swaps matured on March 31 and April 30, 2017. Consequently, there was no outstanding balance as of December 31, 2018.

Our debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Banco Santander México and Bancomext, a short-term working capital facility with Sabadell, and an asset-backed trust notes (CEBUR) issued in the Mexican market. A hypothetical 100 bps increase in market interest rates during the year 2021 would have increased our debt interest payment in 2021 on our consolidated statements of financial position by Ps.55.8 million.

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

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify ADS holders at least 30 days before termination.

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

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
●	are not liable if either of us exercises discretion permitted under the deposit agreement;
●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on an ADR holder’s behalf or on behalf of any other party; and
●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

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

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution of ADSs, or permit withdrawal of CPOs, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary, the CPO trustee or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

ADS Holders’ Right to Receive the CPOs Underlying ADSs

ADS holders have the right to surrender their ADSs and withdraw the underlying CPOs at any time except:

●	when temporary delays arise because: (i) the depositary or the CPO trustee has closed its transfer books, or we have closed our transfer books; (ii) the transfer of CPOs is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common stock or any other security deposited with the CPO trustee;
●	if the ADS holder owes money to pay fees, taxes and similar charges; and
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of CPOs or other deposited securities.

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

Depositary Payments

During 2021, U.S. $542,032.13 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the

Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS, and it includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and board of directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2021, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KMPG Cárdenas Dosal, S.C., an independent registered public accounting firm, on our internal control over financial reporting is included with the audit report accompanying our audited financial statements included in this annual report.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the fees for services performed by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm , or KPMG, and Mancera, S.C., independent registered public accounting firm and a member practice of Ernst & Young Global Limited, or E&Y, for the periods indicated (including related expenses) and categorized by service in Pesos.

	Year Ended December 31,
	2021	2021	2020
	KPMG	E&Y	E&Y

	(in Pesos)
Audit Fees(1)	14,697,500	3,006,124	14,894,247
Audit-Related Fees(2)	1,085,200	2,421,200	1,550,076
Total	15,782,700	5,427,324	16,444,323
(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit- Related fees” are attestation services, over taxes and social security obligations, provided in connection with statutory and regulatory requirements.

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

ITEM  16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 20, 2021, we announced the termination of Mancera, S.C., as our independent registered public accounting firm and a member of Ernst & Young Global Limited, and appointed KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm , as our successor independent registered public accounting firm effective October 12, 2021 and for the year ended December 31, 2021. The termination of Mancera, S.C., and the appointment KPMG Cárdenas Dosal, S.C. was considered and approved by the audit committee.

The audit report of Mancera, S.C., for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Mancera, S.C., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Mancera, S.C.’s engagement up to the date of termination which disagreements that, if not resolved to Mancera, S.C.’s satisfaction, would have caused Mancera, S.C., to make reference in connection with its opinion to the subject matter of the disagreement.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)

Audit and Corporate Governance Committee. We have an audit and corporate governance committee comprised of three members. Each member of the audit and corporate governance committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit and corporate governance committee operates primarily pursuant to Mexican Securities Market Law and our by- laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Corporate Governance Committee.”

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1(1) of the Company’s registration statement on Form F-6 filed with the SEC on August 30, 2013 (File No. 333-190940))

4.1†

Engine Lease Agreement, dated as of November 24, 2009, between the Company, RRPF Engine Leasing Limited and Rolls-Royce & Partners Finance Limited (incorporated by reference to Exhibit 10.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.2†

Engine Lease Agreement, dated as of June 28, 2007, between the Company and Celestial Aviation Trading 50 Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013 between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.3†

Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†

Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†

Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†

General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121)).

4.7†

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

4.11†

Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.12†

Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.13†

Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.14†

Fuel Sales Agreement, dated as of January 1, 2012, between the Company and World Fuel Services, Inc., as amended (incorporated by reference to Exhibit 10.35 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.15†

Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.16†

Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.17†

Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.18†

Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.19†

Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.20†

Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.21†

Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.22†

Aircraft Lease Agreement “A,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.23†

Aircraft Lease Agreement “B,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

Exhibit
Number	Exhibit
4.24†

Aircraft Lease Agreement “C,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.25†

Aircraft Lease Agreement “D,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.26†

Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and Lufthansa Technik AG dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.27†

Aircraft Lease Agreement “A,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.28†

Aircraft Lease Agreement “B,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.29†

Aircraft Lease Agreement “C,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.30†

The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.31†

Revolving Credit Line Agreement dated July 27, 2011, as amended among the Company, Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico and Banco Nacional de Comercio Exterior, S.N.C., as amended (incorporated by reference to Exhibit 10.52 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.32†

Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.33†

Aircraft Lease Agreement “D,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

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

Exhibit
Number	Exhibit

15.2	Consent of KMPG Cárdenas Dosal, S.C., independent registered accounting firm

15.3	Consent of Mancera, S.C., independent registered accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
†	Portions of the exhibit were omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	President and Chief Executive Officer

By:	/s/ Jaime E. Pous
Name:	Jaime E. Pous
Title:	Senior Vice President Chief Financial Officer

By:	/s/ Jose Alejandro de Iturbide
Name:	José Alejandro de Iturbide
Title:	Vice President Chief Legal Officer

Date: April 26, 2022

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2021, 2020 and 2019

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2021, 2020 and 2019

Contents:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended , in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Aircraft and engine lease return obligation

As described in Notes 1 (q), 2 (i) and 16 to the consolidated financial statements, as of December 31, 2021 the Company has recorded an Aircraft and engine lease return obligation in the amount of $3,887,789 (thousand). Aircraft lease agreements require the Company to return aircraft airframes, engines and other components to the lessor under specific conditions of maintenance or, alternatively, pay an amount to the lessor based on the condition of these components due to usage of the aircraft. The aircraft and engine lease return obligation is recognized as a provision from the time it becomes more likely than not that such costs will be incurred and these can be estimated reliably. The provision is included as part of other liabilities and the costs are recognized as a component of variable lease expenses on a straight-line basis through the remaining lease term. The Company estimates the provision related to the aircraft and engine lease return obligation using certain assumptions including the projected usage of the aircraft, the expected costs of the maintenance tasks to be performed at the return date and the discount rate.

We identified the evaluation of the estimate of the aircraft and engine lease return obligation as a critical audit matter. The assessment required significant judgment given the complexity involved in determining the projected utilization of leased airframes, engines and other components, the estimated maintenance cost at the end of the lease contract and the discount rate used to reflect the present value of the provision at the reporting date.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the aircraft and engine lease return obligation. This included controls related to the inputs to the determination of the estimate of aircraft and engine lease return obligation. We compared the assumption of projected usage of the aircraft with our understanding of the Company’s future operations and plans, and we compared the estimated costs of maintenance tasks to be performed at the return date with historical payments for these types of maintenance. We involved our valuation specialists to assist in the evaluation of the discount rate used by the Company to reflect the present value of the aircraft and engine lease return obligation. We tested input data used in the calculation of the provision by comparing it to the underlying lease contracts. We also compared the cost of historical aircraft and engine lease returns to the provision amounts at the reporting date prior to those returns in order to evaluate the Company’s ability to accurately estimate its future aircraft and engine lease return obligations.

KPMG Cardenas Dosal S.C.

We have served as the Company’s auditor since 2021.

Mexico City, Mexico

April 26, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2022, which should be the same as the date of the report on the effectiveness of internal control over financial reporting, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Cardenas Dosal S.C.

Ciudad de Mexico, Mexico
April 26, 2022

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

/s/ MANCERA, S.C.

Mexico City, Mexico

April 29, 2021

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	(Thousands of U.S.		At December 31,
	dollars*)
	2021		2021		2020
Assets
Current assets:
Cash, cash equivalents and restricted cash (Note 6)	US$	741,122	Ps.	15,254,876	Ps.	10,103,385
Accounts receivable:
Related parties (Note 7)		4,662		95,951		72,629
Other accounts receivable, net (Note 8)		50,264		1,034,604		560,640
Recoverable value added tax and others		35,862		738,162		922,458
Recoverable income tax		15,296		314,845		471,652
Inventories (Note 9)		14,397		296,345		278,959
Prepaid expenses and other current assets (Note 10)		38,387		790,138		850,425
Derivative Financial instruments (Notes 3 and 5)		—		—		206
Guarantee deposits (Note 11)		78,990		1,625,886		1,141,956
Total current assets		978,980		20,150,807		14,402,310

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		454,602		9,357,304		7,281,157
Right-of-use assets (Note 14)		1,917,235		39,463,408		34,316,217
Intangible assets, net (Note 13)		12,632		260,015		191,562
Derivative Financial instruments (Notes 3 and 5)		1,398		28,771		326
Deferred income taxes (Note 20)		141,272		2,907,879		3,128,555
Guarantee deposits (Note 11)		455,372		9,373,154		8,424,738
Other long-term assets		23,077		475,023		444,248
Total non-current assets		3,005,588		61,865,554		53,786,803
Total assets	US$	3,984,568	Ps.	82,016,361	Ps.	68,189,113

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 21)	US$	303,982	Ps.	6,257,008	Ps.	5,850,917
Suppliers		108,164		2,226,400		2,239,736
Related parties (Note 7)		10,547		217,103		124,993
Accrued liabilities (Note 15a)		178,096		3,665,841		2,356,287
Lease liabilities (Note 14)		283,843		5,842,492		6,484,092
Other taxes and fees payable (Note 1r)		131,182		2,700,183		2,236,161
Income taxes payable		4,187		86,187		4,005
Derivative Financial instruments (Notes 3 and 5)		—		—		9,657
Financial debt (Note 5)		196,898		4,052,859		1,558,884
Other liabilities (Note 16)		34,635		712,903		101,218
Total current liabilities		1,251,534		25,760,976		20,965,950

Non-current liabilities:
Financial debt (Note 5)		108,039		2,223,821		3,795,749
Accrued liabilities (Note 15b)		1,475		30,363		66,698
Lease liabilities (Note 14)		2,128,294		43,807,747		37,646,450
Other liabilities (Note 16)		166,930		3,436,001		2,667,683
Employee benefits (Note 17)		3,968		81,673		50,627
Deferred income taxes (Note 20)		11,191		230,342		199,771
Total non-current liabilities		2,419,897		49,809,947		44,426,978
Total liabilities		3,671,431		75,570,923		65,392,928

Equity (Note 19):
Capital stock		166,464		3,426,406		3,426,406
Treasury shares		(10,172)		(209,383)		(223,744)
Contributions for future capital increases		—		1		1
Legal reserve		14,146		291,178		291,178
Additional paid-in capital		226,120		4,654,340		4,720,221
Accumulated deficit		(84,282)		(1,734,828)		(3,855,379)
Accumulated other comprehensive income (loss)		861		17,724		(1,562,498)
Total equity		313,137		6,445,438		2,796,185
Total liabilities and equity	US$	3,984,568	Ps.	82,016,361	Ps.	68,189,113

*Convenience translation to U.S. dollars (Ps.20.5835) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	(Thousands of U.S.
	dollars*, except		For the years ended
	for earnings		December 31,
	per share)
	2021		2021		2020		2019
Operating revenues (Notes 21 and 26):
Passenger revenues:
Fare revenues	US$	1,248,726	Ps.	25,703,144	Ps.	12,873,174	Ps.	23,129,991
Other passenger revenues		854,773		17,594,223		8,613,398		10,569,208
		2,103,499		43,297,367		21,486,572		33,699,199
Non- passenger revenues
Other non-passenger revenues (Note 21)		75,696		1,558,092		882,360		897,586
Cargo		11,718		241,202		201,881		228,836
Non-derivatives financial instruments		(21,110)		(434,522)		(411,222)		(72,949)
		2,169,803		44,662,139		22,159,591		34,752,672

Other operating income (Note 22)		(10,583)		(217,838)		(730,333)		(327,208)
Fuel expense, net		601,271		12,376,263		6,640,820		11,626,069
Landing, take-off and navigation expenses		292,500		6,020,681		4,090,864		5,108,489
Depreciation of right of use assets (Note 14)		265,389		5,462,625		5,048,976		4,702,971
Salaries and benefits		235,970		4,857,083		3,453,382		3,600,762
Sales, marketing and distribution expenses		95,316		1,961,936		1,840,819		1,447,637
Maintenance expenses		94,843		1,952,202		1,167,720		1,488,431
Aircraft and engine variable lease expenses		81,953		1,686,875		1,845,254		961,657
Other operating expenses (Note 22)		64,944		1,336,792		1,157,240		1,112,927
Depreciation and amortization (Notes 12 and 13)		56,318		1,159,224		898,445		675,514
Operating income (loss)		391,882		8,066,296		(3,253,596)		4,355,423

Finance income (Note 23)		3,477		71,578		101,511		207,799
Finance cost (Note 23)		(137,585)		(2,831,989)		(3,018,484)		(2,269,829)
Foreign exchange (loss) gain, net (Note 3 b (i))		(125,897)		(2,591,406)		470,594		1,440,501

Income (loss) before income tax		131,877		2,714,479		(5,699,975)		3,733,894
Income tax (expense) benefit (Note 20)		(28,855)		(593,928)		1,406,184		(1,094,831)
Net income (loss)	US$	103,022	Ps.	2,120,551	Ps.	(4,293,791)	Ps.	2,639,063

Earnings (loss) per share basic:	US$	0.088	Ps.	1.819	Ps.	(4.203)	Ps.	2.608
Earnings (loss) per share diluted:	US$	0.088	Ps.	1.819	Ps.	(4.203)	Ps.	2.608

*Convenience translation to U.S. dollars (Ps.20.5835) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)0

			For the years ended
	(Thousands of		December 31,
	U.S. dollars*)
	2021		2021		2020		2019
Net income (loss) for the year	US$	103,022	Ps.	2,120,551	Ps.	(4,293,791)	Ps.	2,639,063
Other comprehensive income(loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Discontinuation of hedge relationships (Note 24 b)		76,638		1,577,473		—		—
Net gain (loss) on cash flow hedges (Note 24 b)		916		18,854		(1,747,686)		263,495
Income tax effect (Note 20)		(275)		(5,655)		46,835		(74,820)
Exchange differences on translation of foreign operations		(195)		(4,021)		23,970		8,045
Other comprehensive (loss) income not to be reclassified to profit or (loss) in subsequent periods:
Remeasurement loss of employee benefits (Note 17)		(451)		(9,279)		(2,651)		(10,192)
Income tax effect (Note 20)		138		2,850		794		3,058
Other comprehensive income (loss) for the year, net of tax	US$	76,771	Ps.	1,580,222	Ps.	(1,678,738)	Ps.	189,586
Total comprehensive income (loss) for the year	US$	179,793	Ps.	3,700,773	Ps.	(5,972,529)	Ps.	2,828,649

*Convenience translation to U.S. dollars (Ps.20.5835) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

					Contributions
					for future								Other
	Capital		Treasury		capital		Legal		Additional		Accumulated		comprehensive
	stock		Shares		increases		reserve		paid-in capital		Deficit		(loss) income		Total equity
Balance as of December 31, 2018	Ps.	2,973,559	Ps.	(122,661)	Ps.	1	Ps.	291,178	Ps.	1,837,073	Ps.	(2,200,651)	Ps.	(73,346)	Ps.	2,705,153
Treasury shares		—		(75,375)		—		—		56,483		—		—		(18,892)
Exercise of stock options (Note 18)		—		14,773		—		—		—		—		—		14,773
Long-term incentive plan cost (Note 18)		—		13,549		—		—		(13,549)		—		—		—
Net income for the period		—		—		—		—		—		2,639,063		—		2,639,063
Other comprehensive income items		—		—		—		—		—		—		189,586		189,586
Total comprehensive income		—		—		—		—		—		2,639,063		189,586		2,828,649
Balance as of December 31, 2019		2,973,559		(169,714)		1		291,178		1,880,007		438,412		116,240		5,529,683
Capital stock increase (Note 19)		452,847		—		—		—		2,819,985		—		—		3,272,832
Treasury shares		—		(94,564)		—		—		60,763		—		—		(33,801)
Long-term incentive plan cost (Note 18)		—		40,534		—		—		(40,534)		—		—		—
Net loss for the period		—		—		—		—		—		(4,293,791)		—		(4,293,791)
Other comprehensive loss items		—		—		—		—		—		—		(1,678,738)		(1,678,738)
Total comprehensive loss		—		—		—		—		—		(4,293,791)		(1,678,738)		(5,972,529)
Balance as of December 31, 2020		3,426,406	Ps.	(223,744)		1		291,178		4,720,221		(3,855,379)		(1,562,498)		2,796,185
Treasury shares		—		(89,209)		—		—		(19,215)		—		—		(108,424)
Exercise of stock options (Note 18)		—		56,904		—		—		—		—		—		56,904
Long-term incentive plan cost (Note 18)		—		46,666		—		—		(46,666)		—		—		—
Net income for the period		—		—		—		—		—		2,120,551		—		2,120,551
Other comprehensive income items		—		—		—		—		—		—		1,580,222		1,580,222
Total comprehensive income		—		—		—		—		—		2,120,551		1,580,222		3,700,773
Balance as of December 31, 2021	Ps.	3,426,406	Ps.	(209,383)	Ps.	1	Ps.	291,178	Ps.	4,654,340	Ps.	(1,734,828)	Ps.	17,724	Ps.	6,445,438
	US$	166,464	US$	(10,172)	US$	—	US$	14,146	US$	226,120	US$	(84,282)	US$	861	US$	313,137

Convenience translation to U.S. dollars  (Ps.20.5835) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	(Thousands of		For the years ended December 31,
	U.S. dollars*)
	2021		2021		2020		2019
Operating activities
Income (loss) before income tax	US$	131,877	Ps.	2,714,479	Ps.	(5,699,975)	Ps.	3,733,894
Non-cash adjustment to reconcile income (loss) before income tax to net cash flows from operating activities:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		321,706		6,621,849		5,947,421		5,378,485
Allowance for credit losses (Note 8)		783		16,118		13,664		40,393
Finance income (Note 23)		(3,477)		(71,578)		(101,511)		(207,799)
Finance cost (Note 23)		137,107		2,822,147		2,561,526		2,265,242
Net foreign exchange gain (loss) differences		79,192		1,630,050		(573,591)		(1,722,985)
Derivative Financial instruments (Notes 3 and 4)		681		14,019		1,306,557		67,629
Amortized Cost (CEBUR)		408		8,400		6,930		3,306
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 22)		(9,376)		(192,981)		(707,918)		(275,805)
Employee benefits (Note 17)		542		11,152		11,079		10,086
Aircraft and engine lease extension benefit and other benefits from service agreements		(512)		(10,545)		(10,633)		(10,634)
Management incentive and long-term incentive plans		(1,395)		(28,715)		48,772		32,257
Cash flows from operating activities before changes in working capital		657,536		13,534,395		2,802,321		9,314,069
Changes in operating assets and liabilities:
Related parties		3,342		68,788		17,252		25,603
Other accounts receivable		(15,555)		(320,183)		793,045		(367,603)
Recoverable and prepaid taxes		16,669		343,116		(22,010)		(425,410)
Inventories		(845)		(17,386)		22,949		(4,637)
Prepaid expenses		636		13,086		73,220		(369,860)
Other assets		3,385		69,674		56,717		(10,789)
Guarantee deposits		(51,284)		(1,055,594)		(1,397,131)		(1,168,537)
Suppliers		6,077		125,087		892,232		518,189
Accrued liabilities		44,397		913,736		(561,229)		352,475
Other taxes and fees payable		12,782		263,094		164,777		119,700
Unearned transportation revenue		19,729		406,091		2,170,991		1,241,410
Derivative Financial instruments		(1,827)		(37,602)		(1,271,904)		(18,943)
Other liabilities		75,561		1,555,310		771,229		191,099

Cash generated from operating activities		770,603		15,861,612		4,512,459		9,396,766
Interest received		3,477		71,578		101,511		207,799
Income taxes paid		(3,141)		(64,658)		(254,525)		(94,922)
Net cash flows provided by operating activities		770,939		15,868,532		4,359,445		9,509,643

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(183,390)		(3,774,799)		(3,376,576)		(3,483,368)
Acquisitions of intangible assets (Note 13)		(9,915)		(204,095)		(124,724)		(77,325)
Acquisitions of subsidiaries net cash acquired		(78)		(1,597)		—		—
Pre-delivery payments reimbursements		43,037		885,855		1,710,338		704,852
Proceeds from disposals of rotable spare parts, furniture and equipment		17,677		363,850		1,723,205		976,500
Net cash flows used in investing activities		(132,669)		(2,730,786)		(67,757)		(1,879,341)

Financing activities
Net proceeds from public offering (Note 19)		—		—		3,272,832		—
Proceeds from exercised stock options (Note 18)		2,765		56,904		—		14,773
Treasury shares purchase		(4,334)		(89,209)		(94,564)		(75,375)
Interest paid		(12,319)		(253,567)		(291,637)		(277,842)
Payments of principal portion of lease liabilities (Note 14)		(452,230)		(9,308,477)		(6,110,569)		(6,499,802)
Payments of financial debt		(75,808)		(1,560,367)		(2,140,194)		(1,181,726)
Proceeds from financial debt		113,020		2,326,339		2,323,292		2,781,132
Net cash flows used in financing activities		(428,906)		(8,828,377)		(3,040,840)		(5,238,840)

Increase in cash, cash equivalents and restricted cash		209,364		4,309,369		1,250,848		2,391,462
Net foreign exchange differences on cash balance		40,909		842,122		872,565		(274,432)
Cash, cash equivalents and restricted cash at beginning of year		490,849		10,103,385		7,979,972		5,862,942
Cash, cash equivalents and restricted cash at end of year	US$	741,122	Ps.	15,254,876	Ps.	10,103,385	Ps.	7,979,972

*Convenience translation to U.S. dollars (Ps.20.5835) – Note 1z.

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

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

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021 Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- year term. Volaris Costa Rica started operations on December 1, 2016.

On June 20, 2019, Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 percentage points.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

The accompanying consolidated financial statements and notes were approved by the Company's Board of Directors on April 20, 2022 and by the Shareholders on April 26, 2022. These consolidated financial statements were also approved for issuance in the Company's annual report on Form 20-F by the Company's Vice President and Chief Executive Officer, Enrique Beltranena, and the Senior Vice President and Chief Financial Officer, Jaime E. Pous, on April 26, 2022 and subsequent events were considered through that date.

a)  Relevant events

Change in functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates. During the second half of 2021 management identified indicators of changes in the primary economic environment in which its main subsidiary Concesionaria operates, as follows: (i) increase in the international market transactions during 2021, (ii) change in the determination of rates (iii) most representative costs are determined and denominated in US dollars. As a result, the Company evaluated the functional currency of its main subsidiary in accordance with the regulatory provisions contained in IAS-21 “Effects of Variations in Foreign Currency Exchange Rates”, concluding that the functional currency has changed from the Mexican peso to the US dollar as of December 31, 2021.

In addition, considering the dependency of Controladora in its operations related to its wholly owned subsidiary Concesionaria, management has evaluated and concluded that its functional currency has also changed from the Mexican peso to US dollar as of December 31, 2021.The change in functional currency is prospectively applied from the date of the change.

As of December 31,2021,the Company´s presentation currency remains Mexican pesos, consequently there is no impact on any comparative financial information presented.

Derived from the foregoing, once reviewed and authorized by the Board of Directors and its Audit and Corporate Governance Committee, as well as informed to the corresponding regulators, as of December 31, 2021, the Company and Concesionaria changed prospectively its functional currency from the Mexican peso to the US dollar (Note 3b).

New purchase order for 39 A321NEO aircraft

On November 15, 2021, the Company executed an amendment to its purchase agreement with Airbus to purchase 39 A321NEO aircraft, securing its growth on the upcoming years. In addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 20 aircraft from A320NEO to A321NEO aircraft of its current order.

Obtention of the Operation Permit of Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”)

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

Merger between subsidiaries

The Company analyzed the impacts resulting from the amendments to certain laws regarding labor subcontracting, or outsourcing matters, published in the Official Gazette of the Federation (Diario Oficial de la Federacion) on April 23, 2021, which prohibits the subcontracting or outsourcing activities in Mexico, that is, when any individual or legal entity provides or make available its own employees for the benefit of third parties. As the only exception, it is established that the rendering of specialized services or the execution of specialized works, which are not part of the corporate purpose or the economic activity of the beneficiary of the services, will not be considered subcontracting of personnel. The modifications became effective on April 24, 2021, the day following date of its publication in the Official Gazette of the Federation.

According to the foregoing, the management concluded that the employees of the subsidiary “Servicios Administrativos Volaris, S.A. de C.V.” directly participate in the main activity of the subsidiary “Concesionaria”, therefore, to comply with the guidelines of the reform, the corresponding employer substitution was performed.

On July 14, 2021, the Subsidiaries “Concesionaria”, and “Servicios Administrativos”, agreed to merge, the first being “the merging company” and the second “the merged company”, respectively. The merger takes full effect against third parties after three months from the date of registration of the merger agreements in the Public Registry of Property and Commerce of Mexico City, in accordance with the provisions of Article 224 of the General Corporations Law.

The merger entered into full legal, accounting and tax effects on August 31, 2021. Any intercompany assets and liabilities between the “Merging company” and the “Merged company” were extinguished on the effective date of the merger. Serving as an accounting basis for this merger the statements of financial position of the entities, this transaction was carried out between subsidiaries of the Company, therefore it did not affect the consolidated financial statements.

Covid-19 commentary

During 2021 the Company managed to recover its pre-pandemic capacity despite spikes in the COVID19 cases, especially during the 1st half of the year. As the vaccination program evolved in the markets the Company operates, the Company achieved an important recovery in capacity. As the national authorities eased the migratory requirements the Company restarted operations to and from Costa Rica, Guatemala and El Salvador. In fact, during September 2021 the Company effectively started operations of a new operating subsidiary Volaris El Salvador.

As of December 31, 2021, the Company´s capacity as measured by available seat miles (“ASMs”) was increased 53.7% compared to the previous year and a 14.7% growth compared with 2019. The Company has taken actions to preserve liquidity and sustain its operations during the period and certain other measures.

Customers and employees

The Company has made a great effort in 2021 to face health contingency of COVID-19 internally (with all employees) and externally (with all clients) through the implementation of different strategies like: sanitation programs in work centers, placement of “entrance, exit and safe distance” signs, manuals and training courses with sanitary protocols, implementation “home office scheme”, medical follow up to employees, routine application of random Rapid Tests to employees, some trips to USA with employees to facilitate vaccination.

Second issuance asset backed trust notes

On October 13, 2021, “Concesionaria”, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos, issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency).

The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies.

The Trust Notes were rated “HR AA (E)”and “AA+/M(e)” by the rating agencies HR Ratings de México, S.A. de C.V. and Verum Calificadora de Valores, S.A.P.I. de C.V., respectively, will have a maturity term of 5 (five) years and will pay an interest rate of TIIE + two hundred (200) basis points.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

A feature of the asset backed trust notes is that they will pay an additional (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

Shares conversion

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

b)  Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Controladora and its subsidiary Concesionaria was the Mexican peso until December 31, 2021, and since such date changed to US dollar.

The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

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

c)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2021 and 2020, for accounting purposes the companies included in the consolidated financial statements are as follows:

	Principal		% Equity interest
Name	Activities	Country	2021	2020
Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. ("Comercializadora")	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”) (3)	Recruitment and payroll	Mexico	—	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”) (4)	Aeronautical Technical Services	Guatemala	100%	—
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710 (1)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711 (2)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala

**The Company has not started operations yet

(1)	With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.
(2)	With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.
(3)	With effect from August 31,2021, the Company merged with Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.
(4)	The Company was acquired in October 5, 2021.

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

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

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

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

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

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

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

Code-share agreement

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partner, the Company has determined that it is acting as an agent on behalf of the other airline, as is responsible for its portion of the contract (i.e., transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel, for the net amount retained by the Company for any segments flown by other airline.

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

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided.

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

e)  Cash, cash equivalents and restricted cash

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements don’t have significant cash reserve requirements.

Restricted cash are used to constitute the debt service reserves and cannot be used for purposes other than those established.

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

ii)  Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit – impaired may of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Further disclosures related to impairment of financial assets are also provided in Note 8.

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables. For the years ended December 31, 2021 and 2020 the Company recorded expected credit losses on accounts receivable of Ps.16,118 and Ps.13,664, respectively (Note 8).

iii)  Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, including loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

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

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

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

h)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

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

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2021, and 2020, the Company did not record any impairment loss in the value of its intangible assets.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

j)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements (Note 11).

Deposits for flight equipment maintenance paid to lessors

Most of the Company’s lease contracts stipulate the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles). The sole purpose of these deposits is to guarantee to the lessor the execution of maintenance work on the aircraft and engines.

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position. These deposits are registered as a monetary asset and are revalued to record changes in foreign currency in each reporting period.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, it is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2021, 2020 and 2019, the Company made a supplemental lease payment of Ps.775,579, Ps.421,030 and Ps.295,720, respectively.

When modifications are made to the contracts that entail an extension of the lease term, said maintenance deposits can be converted into recoverable deposits, in that case, to the date of modification of the agreement. Deposits are considered a recoverable asset that is recognized as a decrease in the expense recognized for variable leases.

During the years ended December 31, 2021, 2020 and 2019, the Company added fifteen, seven and seven net new aircrafts to its fleet, respectively (Note 14). During the year ended December 31, 2021, the Company extended the lease period for aircrafts and engines, through lease agreements for fifteen aircraft and three engines. During the year ended December 31, 2020, the Company did not extend the period of lease contracts for aircrafts and engines. During the year ended December 31, 2019, the Company extended the lease period, through lease agreements, of one aircraft. Additionally, the Company extended the lease period for a spare engine in 2019. Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made (Note 16).

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

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and are required approximately every 24 or 36 months, such as 24 month checks and C checks. All routine maintenance costs are expensed as incurred.

(ii)  Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil - AFAC) mandate maintenance intervals and average removal times as suggested by the manufacturer.

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

During the years ended December 31, 2021 and 2020, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of Ps.1,742,979 and Ps.646,219, respectively. For the years ended December 31, 2021, 2020 and 2019, the amortization of major maintenance leasehold improvement costs was Ps.838,433, Ps.652,091 and Ps.450,371 respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts (Note 12).

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

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

On December 2021, the Company reviewed through an analysis if there were signs of impairment, according to the result it was concluded there were not sings of impairment. On December 2020, the Company performed its annual impairment test. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the carrying amount of the CGU did not exceed the value in use.

m)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican pesos, which is the presentation currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies different from its functional currency are translated into their functional currency as follows:

●	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
●	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statement of financial reporting date.
●	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
●	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.
●	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency functional translation are recognized in the consolidated statements of operations.

For the year ended December 31, 2021, 2020 and 2019, the exchange rates of local currencies translated to functional currencies are as follows:

			Exchange rates of local				Exchange rates of local				Exchange rates of local
			currencies translated to				currencies translated to				currencies translated to
			functional currencies				functional currencies				functional currencies
			Average				Average				Average
	Local	Functional	exchange rate		Exchange rate		exchange rate		Exchange rate		exchange rate		Exchange rate
Country	currency	currency	for 2021		as of 2021		for 2020		as of 2020		for 2019		as of 2019
Costa Rica	Colon	U.S. dollar	₵.	641.2439	₵.	645.9000	₵.	588.4240	₵.	615.7800	₵.	590.9574	₵.	573.4400
Guatemala	Quetzal	U.S. dollar	Q.	7.75370	Q.	7.7285	Q.	7.7292	Q.	7.8095	Q.	7.7066	Q.	7.6988
El Salvador	U.S Dollar	U.S. dollar	$.	20.9853	$.	20.5835	$.	21.4961	$.	19.9487	$.	19.2618	$.	18.8452

The exchange rates used to translate the above amounts to Mexican pesos on December 31, 2021, 2020 and 2019, were Ps.20.5835, Ps.19.9487 and Ps.18.8452, respectively, per U.S. dollar.

The Company’s consolidated financial statements are presented in Mexican pesos. Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at the average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the years ended December 31, 2021, 2020 and 2019, were Ps.(4,021), Ps.23,970 and Ps.8,045, respectively.

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

For the years ended December 31, 2021 and 2020, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2021. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2021, 2020 and 2019 the Company expensed Ps.75,418, Ps.25,918 and Ps.62,825, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment (Note 7).

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

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the statement of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met.

During 2021, 2020 and 2019, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi)  Share-based payments

a)  LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 18).

During the years ended December 31, 2021, 2020 and 2019, the Company expensed Ps.89,464, Ps.75,040 and Ps.49,659, respectively, related to RSUs granted under the LTIP and LTRP. The expenses were recorded under the caption salaries and benefits.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 18). As of December 31, 2021 the Company did not record an expense or benefit related to the SARs included in the LTIP. During the years ended December 31, 2020 and 2019, the Company recorded a (benefit) expense for Ps.(1,901) and Ps.2,964, respectively, related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in (Note 18). This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. As with the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b)  Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the 20. requisite service period (Note 18). The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 18).

During the years ended December 31, 2021, 2020 and 2019, the Company recorded a (benefit) expense for Ps. (62,262), Ps.107,204 and Ps.37,760, respectively, related to MIP II into the consolidated statement of operations.

c)  Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five- year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii)  Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the years ended December 31, 2021, 2020 and 2019, the employee profit sharing is Ps.262,667, Ps.13,458 and Ps.22,134, respectively, and is presented as an operating expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit -sharing benefit, as it is not required by local regulations.

p)  Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i.  Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease.  Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18	years
Spare engines	up to 18	years
Buildings leases	one to ten	years
Maintenance component	up to eight	years

ii.   Lease Liabilities

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

During the years ended December 31, 2021, 2020 and 2019, there were no impairment charges recorded in respect of the Company right-of-use asset.

iii.  Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments an any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, it is a financing with the asset given as collateral. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

q)   Return obligations

The aircraft lease agreements of the Company also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions (Note 14 and 16).

r)   Other taxes and fees payable

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

s)   Income taxes

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

Deferred tax

Deferred tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

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

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

The IFRIC Interpretation 23 Uncertainty over Income Tax Treatment addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

●	Whether an entity considers uncertain tax treatments separately.
●	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
●	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
●	How an entity considers changes in facts and circumstances.

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

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of December 31, 2021 and 2020 the Interpretation did not have an impact on the consolidated financial statements of the Company.

t)   Derivative and non-derivative financial instruments and hedge accounting

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

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the year ended December 31, 2021, the Company did not recognize an ineffective portion with respect to derivative financial instruments. As of December 31,2020, the Company recorded the ineffective portion of Ps.448.6 million, with respect to derivative financial instruments. During the year ended December 31, 2019, there was no ineffectiveness with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statement of operations (Note 3 b (i)).

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

u)   Financial instruments — Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

v)   Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period were settled with treasury shares (Note 18).

w)   Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America) Note 26.

x)   Current versus non-current classification

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

y)   Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Covid-19-Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1st, 2021. As of December 31, 2021 this amendment did not have impact on the consolidated financial statements of the Company (Note 14).

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the consolidated financial statements of the Company (Note 3c).

Standards issued but not yet effective

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 with earlier adoption permitted. The Company expects to adopt the improvements in their effective dates considering preliminarily no significant effects.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Company expects to adopt the amendments in their effective dates considering preliminarily no significant effects.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively. The Company expects to adopt the amendments  in their effective dates considering preliminarily no significant effects.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement.
●	That a right to defer must exist at the end of the reporting period.
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023 and must be applied retrospectively. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1st, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting Estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment is effective for annual reporting periods beginning on January 1st, 2023 and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

●	Right-of-use assets and lease liabilities, and
●	Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.

IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

At the date of adoption of IFRS 16, the Company applied the criterion of recognizing the deferred assets and liabilities associated with the lease liability and the right of use, which is consistent with this amendment to IAS 12, and therefore this will not generate effects in the Company. (Note 20).

z)  Convenience translation

U.S. dollar amounts on December 31, 2021 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.20.5835 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2021. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is not audited, is solely for information purposes and does not represent that the amounts are in accordance with IAS 21 Effects of variations in foreign currency exchange rates or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

2.  Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements. Note 1 to the Company’s consolidated financial statements provides a detailed discussion of the significant accounting policies.Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company’s financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

For Leases significant accounting judgments, estimates and assumptions refer to Note 1q.

i)  Return obligations

The aircraft lease agreements of the Company also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions (Note 14 and 16).

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

Tax losses relate to operations of the Company on a stand-alone basis, in conformity with current Tax Law and may be carried forward against taxable income generated in the succeeding years at each country and may not be used to offset taxable income elsewhere in the Company’s consolidated group (Note 20).

During the years ended December 31, 2021, 2020 and 2019, the Company utilized Ps.1,944,922, Ps.0 and Ps.214,460, respectively, of the available tax loss carry-forwards.

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

The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets, including the impact of the COVID-19 pandemic to its business, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will updated its analyses accordingly.

For the year ended December 31, 2021 the Company has evaluated whether there were indications of impairment in its long-lived assets and right-of-use assets and concluded that there are no triggering events.

For the year ended December 31, 2020 the Company evaluated whether there were indications of impairment and concluded that there were triggering events. Therefore, performed a quantitative impairment test and estimated the recoverable amount of the CGU by calculating the CGU value in use. As a result of this analysis, the Company determined the recoverable amount was in excess of the CGU book value and, therefore, no impairment was recorded.

v)  Leases - Estimating the incremental borrowing rate

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

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

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

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2021, 2020 and 2019 represented 34%, 26% and 38% (includes derivative and non-derivative financial instruments) of the Company’s operating expenses, respectively. The foreign currency risk is disclosed within subsection b) in this note.

During the year ended December 31, 2021, the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. As of the year ended December 31, 2020, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 3Q20 & 1Q21. Additionally, during the year ended December 31, 2020, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 2H20 & 2Q21.

As of the year ended December 31, 2020 the Company recognized an unwind of the Zero cost collar of Ps.42,643 which was recognized as part of finance cost.

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

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate an adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial “Asian call options and Zero-Cost Collars”.

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2021.

As of December 31, 2020, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.206; as for the Zero-Cost Collars it was an unrealized loss of Ps.9,657 and is presented as part of the derivative financial assets and derivative financial liabilities in the consolidated statement of financial position. (See Note 4).

During the year ended December 31, 2021, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.12,577.

During the year ended December 31, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.33,627 (Ps.20,646 which was recognized in the fuel cost and an expense of Ps.12,981 in finance cost). During the year ended December 31, 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.61,069.

During the year ended December 31, 2021, there was no cash flow to recycle for the Zero-Cost collar position.

During the year ended December 31, 2020, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.1,271,462 (Ps.835,884 which was recognized in the fuel cost and an expense of Ps.435,578 in finance cost) and for the year ended December 2019 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.9,477.

The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2020 recognized in other comprehensive income totals Ps.21,650. As of December 31, 2019 the benefits of the hedges was Ps.(133,567), and was recycled to the fuel cost in 2021, as these options were expired on a monthly basis and the jet fuel was consumed.

During the year ended December 31, 2021, all the derivative financial instruments were effective.

For the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured all through 2Q21.

As of December 31,2021, the Company didn´t hold any outstanding fuel position.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of December 2020:

	Position as of December 31, 2020
	Jet fuel Asian call and Zero-Cost
	collars option contracts maturities
	1 Half 2021		2 Half 2021		2021 Total
Jet fuel risk Asian Calls
Notional volume in gallons (thousands)*		7,280		—		7,280
Strike price agreed rate per gallon (U.S.dollars) **	US$	1.90		—	US$	1.90
Approximate percentage of hedge (of expected consumption value)		6%		—%		3%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		7,556		—		7,556
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.23/1.93	US$	—	US$	1.23/1.93
Approximate percentage of hedge (of expected consumption value)		6%		—%		3%
All-in
Approximate percentage of hedge (of expected consumption value)		12%		—%		6%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

Fuel Sensitivity

The sensitivity analysis provided below presents the impact of a change of US$0.01 per gallon in fuel market spot price in the Company´s financial performance. Considering these figures, an increase of US$0.01 per gallon in the fuel prices during 2021 and 2020 would have impacted the Company’s operating costs in US$2,731 and US$1,762, respectively.

	As of December 31,
	2021	2020
	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ US$0.01 per gallon	2,731	1,762
- US$0.01 per gallon	(2,731)	(1,762)

The Company has been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

b)  Foreign currency risk

On December 31, 2021 the Company and its main subsidiary Concesionaria changed their functional currency from the Mexican Pesos to the US Dollar. The change of functional currency was accounted for prospectively with no impact on prior period information (Note 1m).

Through the year ending December 31, 2021 and before the change, the Mexican peso was the functional currency of Controladora and its main subsidiary Concesionaria, a significant portion of its operating expenses are denominated in U.S. dollar; thus, the Company relies on sustained U.S. dollar cash flows coming from operations in the United States of America, Central America and South America to support part of its commitments in such currency.

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

The Company’s exposure to currency risk as of December 31, 2021 is as set forth below:

	USD		Mexican Pesos		Others*		Total
Assets:
Cash, cash equivalents and restricted cash	Ps.	14,311,541	Ps.	817,735	Ps.	125,600	Ps.	15,254,876
Other accounts receivable, net		830,688		193,727		10,189		1,034,604
Guarantee deposits		10,992,268		—		6,772		10,999,040
Total assets	Ps.	26,134,497	Ps.	1,011,462	Ps.	142,561	Ps.	27,288,520

Liabilities:
Financial debt	Ps.	3,552,092	Ps.	2,724,588	Ps.	—	Ps.	6,276,680
Lease liabilities		53,326,884		—		1,588		53,328,472
Suppliers		2,504,827		3,290,110		127,667		5,922,604
Other taxes and fees payable		62,533		2,300,533		337,117		2,700,183
Total liabilities	Ps.	59,446,336	Ps.	8,315,231	Ps.	466,372	Ps.	68,227,939
Net foreign currency position	Ps.	(33,311,839)	Ps.	(7,303,769)	Ps.	(323,811)	Ps.	(40,939,419)

*The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

The Company’s foreign exchange exposure as of December 31, 2020  is as set forth below:

	Thousands of U.S. dollars
	2020
Assets:
Cash, cash equivalents and restricted cash	US$	495,612
Other accounts receivable, net		39,997
Guarantee deposits		479,566
Derivative financial instruments		10
Total assets	US$	1,015,185

Liabilities:
Financial debt (Note 5)	US$	183,806
Lease liabilities		2,334,153
Suppliers		174,553
Other taxes and fees payable		16,105
Derivative financial instruments		484
Total liabilities		2,709,101
Net foreign currency position	US$	(1,693,916)

At April 26, 2022, date of issuance of these financial statements, the exchange rate was Ps.20.3183 per U.S. dollar.

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

As of December 31, 2021 and 2020, the Company did not enter into foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

For the year ended December 31, 2019, the net gains on the foreign currency forward contracts were Ps.4,199, which were recognized as part of rental expense in the consolidated statements of operations.

Foreign currency sensitivity

On December 31, 2021, the Company and its main subsidiary Concesionaria changed its functional currency from the Mexican peso to the US dollar. The following table demonstrates the sensitivity of a possible change in Mexican peso exchange rate to US dollar that would affect the Company prospectively from December 31, 2021 considering the change in functional currency, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in the fair value of assets and liabilities denominated in Mexican peso. The Company’s exposure to foreign currency exchange rates for all other currencies is not material.

	Change in	Effect on profit
	MXN$ rate	before tax

2021	+5%	Ps.	(69,942)
	-5%		69,942

The following tables demonstrate the sensitivity to a reasonably possible change in USD exchange rates that would have occurred as of December 31, 2021 before consideration of the change in functional currency of Concesionaria and Controladora, with all other variables held constant. The movement in the pre-tax effect is a result of a change in the fair value of assets and liabilities denominated in US dollars before the change in functional currency. The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in	Effect on profit
	USD$ rate	before tax
2021	+5%	Ps.	(1,439,653)
	-5%		1,439,653

2020	+5%	Ps.	(253,763)
	-5%		253,763

i)  Hedging relationships designating non-derivative financial instruments as hedging instruments for Foreign Exchange (FX) risk

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in USD as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in USD associated to forecasted revenues by using a portion of USD denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

As of December 31, 2021, there was not outstanding USD balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding USD balance designated under this hedging strategy as of December 31, 2020 amount to USD $1.5 billion, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to USD denominated forecasted revenues over the remaining lease term.

Additionally, during the year ended December 31, 2021 and 2020, the impact of these hedges was Ps.434,522 and Ps.411,222, respectively, which has been presented as part of the total operating revenue.

The second FX strategy consisted on designating a hedging relationship by using a portion of USD denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/USD) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years was designated as hedged item; while the hedging instrument was represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$410 million, which represent a portion of the financial assets denominated in USD.

During the first quarter of 2021, the designated hedging instrument back in 2019 for USD$410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, like the one concluded. For this new strategy a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument was represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$350 million, which represent a portion of the financial assets denominated in USD.

As of December 31, 2021, there was not outstanding USD balance designated under this hedging strategy due to the discontinuation of the hedge relationships.The outstanding USD balance designated under this hedging strategy as of December 31, 2020 amount to USD$60.5 million, which does represent a portion of the recognized financial assets.

During the year ended December 31, 2021 and 2020, the impact of these hedges was Ps.182,190 and Ps.409,174, respectively, which has been presented as part of the total fuel expense.

Since the hedged items on for both hedging strategies were targeted at mitigating the cash flow variability of highly expected forecasted transactions, these were represented by multiple hedging relationships which do follow the Cash Flow Hedge Accounting Model.

The effective portion of the hedging instrument’s changes in fair value, were taken to the hedge reserve within the OCI, presented as a separate caption within the Company’s Stakeholders Equity, which is in accordance with IFRS 9 criteria.

The amounts recorded in OCI were recycled to profit and loss on a timely basis as corresponding USD denominated Income and/or Jet Fuel consumptions also affected the Company’s operating margin and are presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely manner, as USD denominated income and jet fuel consumption were recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the US dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of Ps.2,251,442 or US$109 million was reclassified to the income statement, which represented a loss within the foreign exchange (loss) gain, net caption.

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

For the replacement of the USD LIBOR by the Secured Overnight Financing Rate (“SOFR”) the company is taking the necessary measures to adopt the new benchmark rates. Although USD LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain USD LIBORs after June 2023. As of 31 December 2021, it is still unclear when the announcement that will set a date for the termination of the publication of US dollar LIBOR will take place.

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

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB19) are perfectly matched by the hedging instrument.

The sensitivity analysis of the change in the fair value of the interest hedging instrument on the CEBUR (VOLARCB19) as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	MX$ rate	Effect on cap
2021	+0.01%	Ps.	(30.86)
	-0.01%		30.86

2020	+0.01%	Ps.	(0.28)
	-0.01%		0.28

The cap start date was July 19, 2019, and the maturity date is June 20, 2024; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In addition, during November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB21L) are perfectly matched by the hedging instrument.

The cap start date was November 3, 2021, and the maturity date is October 20, 2026; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

The sensitivity analysis of the change in the fair value of the interest hedging instrument on the CEBUR (VOLARCB21L) as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	MX$ rate	Effect on cap
2021	+0.01%	Ps.	(165.44)
	-0.01%		165.44

As of December 31, 2021 and December 31, 2020, the Company’s outstanding hedging contracts in the form of interest rate caps with original notional amount of Ps.3.0 billion and Ps.1.5 billion, respectively, had fair values of Ps.28,771 and Ps.326, respectively, and are presented as part of the financial assets in the consolidated statement of financial position. As of December 31, 2021, the effect allocated in OCI in relation to the interest rate caps amounts to Ps.5,407.

Debt Sensitivity Analysis

The following sensitivity analysis considers the position exposed to variable interest rates.

The target interest rate of the Banco de Mexico increased 125 bp in 2021, going from 4.25% to 5.50%. In addition to the reference changes, if the interest rate had changed on an annual average in the magnitude shown, the impact on results would have been as shown below:

	As of December 31, 2021		As of December 31, 2020
	+ 100 BP	- 100 BP	+ 100 BP	- 100 BP
Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)	138,476	(138,476)	155,332	(155,332)
Asset backed trust notes (“CEBUR”)	133,173	(133,173)	131,054	(131,054)
Banco Sabadell S.A., Institución de Banca Múltiple (“Sabadell”)	16,064	(16,064)	18,086	(18,086)

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

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

As of December 31, 2021, our cash, cash equivalents and restricted cash were Ps.15,254,876.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2021
		Within one	One to five
		year	years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	3,535,649	Ps.	—	Ps.	3,535,649
Asset backed trust note (“CEBUR”) (Note 5)		500,000		2,250,000		2,750,000

Lease liabilities:
Aircraft, engines, land and buildings leases		5,842,492		43,807,747		49,650,239
Aircraft and engine lease return obligation		451,788		3,436,001		3,887,789
Total	Ps.	10,329,929	Ps.	49,493,748	Ps.	59,823,677

	December 31, 2020
	Within one		One to five
	year		years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	Ps.	1,096,543	Ps.	2,554,069	Ps.	3,650,612
Short-term working capital facilities (Note 5)		200,000		—		200,000
Asset backed trust note (“CEBUR”) (Note 5)		250,000		1,250,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		9,657		—		9,657
Lease liabilities:
Aircraft, engines, land and buildings leases		6,484,092		37,646,450		44,130,542
Aircraft and engine lease return obligation		86,801		2,417,683		2,504,484
Total	Ps.	8,127,093	Ps.	43,868,202	Ps.	51,995,295

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

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. On December 31, 2021, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 19).

As part of the management strategies related to acquisition of its aircrafts (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery (Note 5 b).

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31,		December 31,		December 31,		December 31,
	2021		2020		2021		2020
Assets
Derivative financial instruments	Ps.	28,771	Ps.	532	Ps.	28,771	Ps.	532

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(6,285,649)		(5,350,612)		(6,234,241)		(5,527,332)
Derivative financial instruments		—		(9,657)		—		(9,657)
Total	Ps.	(6,256,878)	Ps.	(5,359,737)	Ps.	(6,205,470)	Ps.	(5,536,457)

The following table summarizes the fair value measurements on December 31, 2021:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	Ps.	—	Ps.	28,771	Ps.	—	Ps.	28,771
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(6,234,241)		—		(6,234,241)
Net	Ps.	—	Ps.	(6,205,470)	Ps.	—	Ps.	(6,205,470)

** LIBOR, SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements on December 31, 2020:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	—	Ps.	206	Ps.	—	Ps.	206
Interest rate Caps		—		326		—		326
Liabilities
Derivatives financial instruments:Jet fuel Asian Zero-Cost collars options contracts*		—		(9,657)		—		(9,657)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(5,527,332)		—		(5,527,332)
Net	Ps.	—	Ps.	(5,536,457)	Ps.	—	Ps.	(5,536,457)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the losses from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019:

Instrument	Financial statements line	2021		2020		2019
Jet fuel Asian call options contracts	Fuel	Ps.	(12,577)	Ps.	(20,646)	Ps.	(61,069)
Jet fuel Zero-Cost collars contracts	Fuel		—		(835,884)		(9,477)
Jet fuel Asian call options contracts	Finance cost		—		(12,981)		—
Jet fuel Zero-Cost collars contracts	Finance cost		—		(435,578)		—
Foreign currency forward	Aircraft and engine rent expenses		—		—		4,199
Interest rate cap	Finance cost		(1,443)		(1,468)		(1,282)
Total		Ps.	(14,020)	Ps.	(1,306,557)	Ps.	(67,629)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019:

Consolidated statements of other comprehensive income (loss)

	Financial
Instrument	statements line	2021		2020		2019
Jet fuel Asian call options contracts	OCI	Ps.	11,997	Ps.	(11,993)	Ps.	11,148
Jet fuel Zero cost collars	OCI		9,657		(143,224)		256,515
Foreign currency contracts	OCI		—		—		(14,241)
Interest rate cap	OCI		(2,800)		(900)		(4,023)
Non derivative financial instruments*	OCI		1,577,473		(1,591,569)		14,096
Total		Ps.	1,596,327	Ps.	(1,747,686)	Ps.	263,495

*As of December 31, 2021, includes the effect of the discontinuation of the hedging strategies by Ps.2,251,442 as described in note 3b (i).

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2021, 2020 and 2019 were Ps.20.5835, Ps.19.9487 and Ps.18.8452, respectively, per U.S. dollar.

5.  Financial assets and liabilities

As of December 31, 2021 and 2020, the Company’s financial assets are represented by cash, cash equivalents and restricted cash, trade and other accounts receivable, accounts receivable for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

	December 31,		December 31,
	2021		2020
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	—	Ps.	206
Interest rate cap		28,771		326
Total derivative financial assets	Ps.	28,771	Ps.	532

Presented on the consolidated statements of financial position as follows:
Current	Ps.	—	Ps.	206
Non-current	Ps.	28,771	Ps.	326

b) Financial debt

(i) As of December 31, 2021 and 2020, the Company’s short-term and long-term debt consists of the following:

		December 31,		December 31,
		2021		2020
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,535,649	Ps.	3,650,612

II.	In June 2019 the Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,250,000		1,500,000

III.	In October 2021 the Company issued in the Mexico market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on October 20th, 2026 bearing annual interest rate at TIIE 28 days plus 200 basis points.		1,500,000		—

IV.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points.		—		200,000

V.	Amortized transaction costs		(31,408)		(15,542)

VI.	Accrued interest and other financial cost		22,439		19,563
			6,276,680		5,354,633
	Less: Short-term maturities		4,052,859		1,558,884
	Long-term	Ps.	2,223,821	Ps.	3,795,749

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest on December 31, 2021:

			January 2023-		January 2024-
	Within one		December		December		January 2025
	year		2023		2024		onwards		Total
Santander/Bancomext	Ps.	3,552,091	Ps.	—	Ps.	—	Ps.	—	3,552,091
CEBUR program		505,997		583,333		750,000		916,667	2,755,997
Total	Ps.	4,058,088	Ps.	583,333	Ps.	750,000	Ps.	916,667	6,308,088

iii) Since 2011, the Company has financed the pre-delivery payments with Santander/Bancomext for the acquisition of its aircraft through a revolving financing facility.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios ( that the long-term adjusted net debt is less than or equal to 6.5 ( six point five) times the EBITDAR, which on any determination date) are met.

On December 31, 2021, the Company was in compliance with the covenants under the above-mentioned loan agreement. On December 31, 2020, the Company was not in compliance with the financial ratio, therefore, the Company requested a waiver to the banks. The company received a waiver dated October 23, 2020, for the covenant regarding the financial ratio for the PDP financing facility that included the third and fourth quarter of 2020 and the first and second quarter of 2021. The waiver was provided by both banks, Santander and Bancomext.

For purposes of financing the pre-delivery payments, Mexican trusts were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso (previously Deutsche Bank México, S.A. Fideicomisos 1710 and 1711)).

As of December 31, 2021, the financial debt related to finance pre-delivery payments of aircraft amounts to Ps.3,535,649, the company covers this short-term obligation through the celebration of the sale and the collection made by the transaction denominated as sale and leaseback at the time of delivery, therefore, it does not represent a disbursement that directly impacts the company’s working capital.

As of December 31, 2021, the Company has committed credit lines totaling Ps.9,949,640 of which Ps.6,967,530 were related to financial debt (Ps.200,000 were undrawn) and Ps.2,982,110 were related to letters of credit (Ps.476,689 were undrawn). As of December 31, 2020, the Company had available credit lines totaling Ps.9,256,978 of which Ps.6,851,338 were related to financial debt (Ps.1,500,726 were undrawn) and Ps.2,405,640 were related to letters of credit (Ps.214,012 were undrawn).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes start amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 21L for Ps.1.5 billion Mexican pesos through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the

Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. With this second issuance the total amount approved for the program has been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five -year maturity annual reductions of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 200 basis point spread. The notes start amortizing at the end of the second year.

The asset backed trust note’s structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes began in July of 2021 for the first issuance and the second issuance will begin in October of 2023. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not covered in a period of 90 consecutive days;
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;
iv)	Insolvency event of Concesionaria;
v)	The update of a new insolvency event in relation to the Concesionaria;
vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise be to require to deliver to Concesionaria and will dedicate use such cash flow to amortize the principal of the  trust notes (“CEBUR”).

In December 2021, the Company renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 240 basis points. As of December 31, 2021, the company paid the dispositions made during the year, therefore, it does not have a balance pending settlement.

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 300 basis points. The “Sabadell” working capital facility has the following covenant:

i)	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

At December 31, 2021 and 2020, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

Changes in liabilities arising from financing activities

For the years ended December 31, 2021 and 2020, the changes in liabilities from financing activities from the Company are summarized in the following table:

									Current vs non-
	January 1,		Net cash		Accrued*		Foreign exchange		current				December 31,
	2021		Flows		Interest		movement		reclassification		Other		2021
Current interest-bearing loans and borrowings	Ps.	1,558,884	Ps.	(1,223,402)	Ps.	2,876	Ps.	76,942	Ps.	3,637,559	Ps.	—	Ps.	4,052,859
Non-current interest -bearing loans and borrowings		3,795,749		2,023,240		—		35,171		(3,637,559)		7,220		2,223,821
Total liabilities from financing activities	Ps.	5,354,633	Ps.	799,838	Ps.	2,876	Ps.	112,113	Ps.	—	Ps.	7,220	Ps.	6,276,680

							Foreign		Current vs non-
	January 1,		Net cash		Accrued*		exchange		current				December 31,
	2020		Flows		Interest		movement		reclassification		Other		2020
Current interest-bearing loans and borrowings	Ps.	2,086,017	Ps.	(1,231,695)	Ps.	(10,498)	Ps.	(32,491)	Ps.	747,551	Ps.	-	Ps.	1,558,884
Non-current interest -bearing loans and borrowings		2,889,952		1,374,678		—		231,612		(747,551)		47,058		3,795,749
Total liabilities from financing activities	Ps.	4,975,969	Ps.	142,983	Ps.	(10,498)	Ps.	199,121	Ps.	—	Ps.	47,058	Ps.	5,354,633

* This balance is net of interest provisions and interest effectively paid as of December 31, 2021 and 2020, respectively.

c)  Other financial liabilities

At December 31, 2021 and 2020, the derivative financial instruments designated as CFH from the Company are summarized in the following table:

	2021		2020
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Zero-Cost Collar options	Ps.	—	Ps.	9,657
Total derivative financial liabilities	Ps.	—	Ps.	9,657
Presented on the consolidated statements of financial position as follows:
Current	Ps.	—	Ps.	9,657
Non-current	Ps.	—	Ps.	—

6.  Cash, cash equivalents and restricted cash

An analysis of this caption is as follows:

	2021		2020
Cash in banks	Ps.	9,543,860	Ps.	6,907,295
Short-term investments		5,558,131		3,068,618
Restricted funds held in trust related to debt service reserves		147,415		91,040
Cash on hand		5,470		36,432
Total cash, cash equivalents and restricted cash	Ps.	15,254,876	Ps.	10,103,385

As of December 31, 2021 and 2020, the Company recorded a portion of advance ticket sales by an amount of Ps.147,415 and Ps.91,040, respectively, as a restricted fund (Note 1e). The restricted funds held in Trusts are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contracts of the Trusts.

7.  Related parties

a)  An analysis of balances due from/to related parties at December 31, 2021 and 2020 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

		Country
	Type of transaction	of origin	2021		2020		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	95,951	Ps.	72,629	30 days

Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	199,393	Ps.	80,681	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		9,373		4,823	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft maintenance and technical support	El Salvador		8,295		39,284	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		—		166	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		42		39	30 days
			Ps.	217,103	Ps.	124,993

b)  During the years ended December 31, 2021, 2020 and 2019, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2021		2020		2019
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	Ps.	71,210	Ps.	148,964	Ps.	208,968
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador	Ps.	160,632	Ps.	239,118	Ps.	201,624
Technical support	El Salvador		2,882		3,945		5,815
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		133,296		32,193		—
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		4,798		4,823		—
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		4,311		5,582		1,321
Servprot, S.A. de C.V.Security services	Mexico		3,531		3,464		3,120
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		—		73,167		37,026

Frontier started having transactions with the Company in August 2018. As of December 31, 2021 and 2020, there have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2021 and 2020, no provision for expected credit losses has been recognized, due to the Company considers the credit risk is minimal, and these balances are current accounts.

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer and director, is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31,2021, and 2020 there are not outstanding balances due to Servprot under this agreement.

During the years ended December 31, 2021, 2020 and 2019 the Company expensed Ps.3,531, Ps.3,464 and Ps.3,120, respectively for this concept.

d)  Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5-year term. As of December 31, 2021 and 2020, the balances due under the agreement to Aeroman were Ps.8,295 and Ps.39,284, respectively. The Company incurred expenses in aircraft maintenance and technical support under this agreement amounted to Ps.163,514, Ps.243,063 and Ps.207,439 for the years ended December 31, 2021, 2020 and 2019, respectively.

e)  OneLink

Onelink, S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 and until June 30, 2020 Onelink Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability.

As of December 31, 2021 and 2020, the Company did not recognize any outstanding balances, from Onelink as related party transaction. During the year ended December 31, 2021, the Company did not recognize any revenue and expense transactions as a related party. During the years ended December 31, 2020 and 2019, Company recognized an expense under this agreement of Ps.73,167 and Ps.37,026, respectively.

f)  Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF which provides legal services to us. As of December 31, 2021, the Company did not have outstanding balance due to MACF and December 31, 2020, the balance due for the services received from MACF was Ps. 166. During the years ended December 31, 2021, 2020 and 2019, the Company recognize expense transactions with this related party of Ps.4,311, Ps.5,582 and Ps.1,321, respectively.

g)  Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners, the later has investments in both companies. As of December 31, 2021 and 2020, the accounts receivable from Frontier were Ps.95,951 and Ps.72,629, respectively. Additionally, as of December 31, 2021 and 2020, the account payable was Ps.42 and Ps.39, respectively. During the years ended December 31, 2021, 2020 and 2019 the Company recognized revenue under this agreement of Ps.71,210, Ps.148,964 and Ps.208,968, respectively.

h)  Grupo Aeroportuario del Centro Norte (“OMA”)

On April 22, 2020, Grupo Aeroportuario del Centro Norte (“OMA”) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors of the Company and member of the board of directors of OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors of the Company and OMA. As of December 31, 2021 and 2020, the account payable with OMA was Ps.199,393 and Ps.80,681, respectively. During the years ended December 31, 2021 and 2020, the Company recognized expenses with OMA of Ps.133,296 and Ps.32,193, respectively.

i)  Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”)

Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”) is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to us. As of December 31, 2021 and 2020, the account payable with Chevez was Ps.9,373 and Ps.4,823, respectively. During the years ended December 31, 2021 and 2020, the Company recognized expenses with Chevez of Ps.4,798 and Ps.4,823, respectively.

j)  Directors and officers

During the years ended December 31, 2021, 2020 and 2019, the chairman and the independent members of the Company’s board of directors received a net compensation of Ps.12,598, Ps.5,762 and Ps.8,085, respectively, and the rest of the directors received a net compensation of Ps.3,620, Ps.3,692 and Ps.4,367, respectively.

During the years ended December 31, 2021, 2020 and 2019, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.383,838, Ps.253,681 and Ps.237,846, respectively, these amounts were recognized in salaries and benefits in the consolidated statement of operations.

During the years ended December 31, 2021, 2020 and 2019 the cost of the share-based payments transactions (MIP and LTIP) was Ps.89,464, Ps.75,040 and Ps.49,659, respectively. The (benefit) cost of the cash-settled payments transactions MIP II and SARs were Ps. (62,262), Ps.105,303 and Ps.40,724, respectively (Note 18).

The Company has a short-term benefit plan for certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance targets.  During the year ended December 31, 2021 the Company recorded a provision in the amount of Ps.155,388. During the year ended December 31,2020 the Company did not record a provision. During the year ended December 31, 2019 the Company recorded a provision in the amount of Ps.80,634.

During the years ended December 31, 2021, 2020 and 2019 the Company recorded an expense for an amount of Ps.155,388, Ps.0 and Ps.80,634, respectively, under the caption salaries and benefits.

8.  Other accounts receivable, net

An analysis of other accounts receivable as of December 31, 2021 and 2020, is detailed below:

	2021		2020
Current:
Credit cards	Ps.	760,016	Ps.	231,260
Other points of sales		140,952		67,315
Cargo clients		51,790		45,201
Travel agencies and insurance commissions		33,864		16,099
Other accounts receivable		33,688		87,204
Employees		15,637		36,287
Benefits from suppliers		10,616		105,947
Marketing services receivable		706		4,020
Airport services		—		15
		1,047,269		593,348
Allowance for expected credit losses		(12,665)		(32,708)
	Ps.	1,034,604	Ps.	560,640

Accounts receivable have the following aging:

	2021		2021		Total		2020		2020		Total
Days	Impaired		Not impaired		2021		Impaired		Not impaired		2020
0–30	Ps.	10,347	Ps.	976,313	Ps.	986,660	Ps.	4,090	Ps.	486,001	Ps.	490,091
31–60		—		27,411		27,411		—		13,872		13,872
61–90		—		8,453		8,453		—		6,081		6,081
91–120		2,318		22,427		24,745		28,618		54,686		83,304
	Ps.	12,665	Ps.	1,034,604	Ps.	1,047,269	Ps.	32,708	Ps.	560,640	Ps.	593,348

The movement in the allowance for credit losses from January 1, 2019 to December 31, 2021 is as follows:

Balance as of January 1st, 2019	Ps.	(11,304)
Write-offs		11,389
Increase in allowance		(40,393)
Balance as of December 31, 2019		(40,308)
Write-offs		21,264
Increase in allowance		(13,664)
Balance as of December 31, 2020		(32,708)
Write-offs		36,161
Increase in allowance		(16,118)
Balance as of December 31, 2021	Ps.	(12,665)

An allowance for expected credit losses on accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

9.  Inventories

An analysis of inventories as of December 31, 2021 and 2020 is as follows:

	2021		2020
Spare parts and accessories of flight equipment	Ps.	296,345	Ps.	271,454
Miscellaneous supplies		—		7,505
	Ps.	296,345	Ps.	278,959

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. During the years ended as of December 31, 2021, 2020 and 2019, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.312,462, Ps.234,691 and Ps.284,687, respectively.

10.  Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2021 and 2020 is as follows:

	2021		2020
Other prepaid expenses	Ps.	214,874	Ps.	81,803
Sales commission to travel agencies (Note 1d)		190,052		151,342
Advances to suppliers		175,830		163,044
Flight credits		123,964		389,927
Prepaid insurance		85,418		64,309
	Ps.	790,138	Ps.	850,425

11.  Guarantee deposits

An analysis of this caption as of December 31, 2021 and 2020 is as follows:

	2021		2020
Current asset:
Credit letters deposits	Ps.	1,127,302	Ps.	829,918
Aircraft maintenance deposits paid to lessors (Note 1j)		434,866		279,390
Deposits for rental of flight equipment		34,723		23,584
Other guarantee deposits		28,995		9,064
		1,625,886		1,141,956
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		8,320,612		7,641,544
Deposits for rental of flight equipment		1,029,323		741,871
Other guarantee deposits		23,219		41,323
		9,373,154		8,424,738
	Ps.	10,999,040	Ps.	9,566,694

12.  Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December		At December		At December		At December		At December		At December
	31, 2021		31, 2020		31, 2021		31, 2020		31, 2021		31, 2020
Leasehold improvements to flight equipment	Ps.	5,328,605	Ps.	5,092,049	Ps.	(2,696,788)	Ps.	(3,354,166)	Ps.	2,631,817	Ps.	1,737,883
Pre-delivery payments*		5,224,632		4,920,126		—		—		5,224,632		4,920,126
Flight equipment		2,193,686		1,689,473		(1,330,958)		(1,223,560)		862,728		465,913
Construction and improvements in process		545,941		53,545		—		—		545,941		53,545
Constructions and improvements		153,485		175,407		(127,845)		(148,391)		25,640		27,016
Office furniture and equipment		60,362		67,035		(34,596)		(35,309)		25,766		31,726
Computer equipment		28,813		49,945		(24,693)		(42,126)		4,120		7,819
Workshop machinery and equipment		22,679		20,574		(8,243)		(7,641)		14,436		12,933
Communications equipment		12,049		14,803		(7,453)		(9,038)		4,596		5,765
Motorized transport equipment platform		11,542		15,247		(3,358)		(7,924)		8,184		7,323
Electric power equipment		11,011		20,448		(5,057)		(12,773)		5,954		7,675
Service carts on board		9,216		9,216		(6,874)		(6,112)		2,342		3,104
Workshop tools		8,664		27,727		(7,516)		(24,398)		1,148		3,329
Allowance for obsolescence		—		(3,000)		—		—		—		(3,000)
Total	Ps.	13,610,685	Ps.	12,152,595	Ps.	(4,253,381)	Ps.	(4,871,438)	Ps.	9,357,304	Ps.	7,281,157

* During the years ended December 31, 2021 and 2020, the Company capitalized borrowing costs of Ps.143,966 and Ps.384,038, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of Ps.84,273 and Ps.401,862, respectively.

													Motorized				Workshop
			Constructions										transport				machinery		Service						Construction and		Leasehold
	Flight		and		Computer		Office furniture		Electric power		Workshop		equipment		Communications		and		carts on		Allowance for		Pre-delivery		improvements		improvements to
	equipment		improvements		equipment		and equipment		equipment		Tools		platform		equipment		equipment		board		obsolescence		payments		in process		flight equipment		Total
Net balance as of December 31, 2019	Ps.	733,250	Ps.	40,950	Ps.	13,071	Ps.	36,660	Ps.	9,012	Ps.	4,852	Ps.	9,634	Ps.	5,777	Ps.	10,209	Ps.	2,121	Ps.	(3,000)	Ps.	4,507,770	Ps.	474,240	Ps.	1,540,788	Ps.	7,385,334
Additions		668,376		128		1,648		733		—		851		—		—		—		1,541		—		2,185,902		176,607		646,219		3,682,005
Disposals and transfers		(861,761)		—		—		—		—		—		—		—		—		—		—		(1,755,724)		(354,146)		—		(2,971,631)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		(17,822)		—		—		(17,822)
Other movements		—		2,317		713		101		36		—		222		1,083		4,273		—		—		—		(243,156)		235,509		1,098
Depreciation		(73,952)		(16,379)		(7,613)		(5,768)		(1,373)		(2,374)		(2,533)		(1,095)		(1,549)		(558)		—		—		—		(684,633)		(797,827)
As of December 31, 2020		465,913		27,016		7,819		31,726		7,675		3,329		7,323		5,765		12,933		3,104		(3,000)		4,920,126		53,545		1,737,883		7,281,157
Cost		1,689,473		175,407		49,945		67,035		20,448		27,727		15,247		14,803		20,574		9,216		(3,000)		4,920,126		53,545		5,092,049		12,152,595
Accumulated depreciation		(1,223,560)		(148,391)		(42,126)		(35,309)		(12,773)		(24,398)		(7,924)		(9,038)		(7,641)		(6,112)		—		—		—		(3,354,166)		(4,871,438)
Net balance as of December 31, 2020		465,913		27,016		7,819		31,726		7,675		3,329		7,323		5,765		12,933		3,104		(3,000)		4,920,126		53,545		1,737,883		7,281,157
Additions		517,234		—		1,470		63		1,938		1,708		4,796		—		4,173		—		—		1,130,669		547,220		1,755,614		3,964,885
Disposals and transfers		(2,781)		(14)		(61)		(3,462)		(2,491)		(277)		(5,078)		(587)		(872)		—		3,000		(885,855)		(28,088)		—		(926,566)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		59,692		—		—		59,692
Other movements		—		14,899		522		3,010		—		—		3,579		431		130		—		—		—		(26,736)		4,313		148
Depreciation		(117,638)		(16,261)		(5,630)		(5,571)		(1,168)		(3,612)		(2,436)		(1,013)		(1,928)		(762)		—		—		—		(865,993)		(1,022,012)
As of December 31, 2021		862,728		25,640		4,120		25,766		5,954		1,148		8,184		4,596		14,436		2,342		—		5,224,632		545,941		2,631,817		9,357,304
Cost		2,193,686		153,485		28,813		60,362		11,011		8,664		11,542		12,049		22,679		9,216		—		5,224,632		545,941		5,328,605		13,610,685
Accumulated depreciation		(1,330,958)		(127,845)		(24,693)		(34,596)		(5,057)		(7,516)		(3,358)		(7,453)		(8,243)		(6,874)		—		—		—		(2,696,788)		(4,253,381)
Net balance as of December 31, 2021	Ps.	862,728	Ps.	25,640	Ps.	4,120	Ps.	25,766	Ps.	5,954	Ps.	1,148	Ps.	8,184	Ps.	4,596	Ps.	14,436	Ps.	2,342	Ps.	—	Ps.	5,224,632	Ps.	545,941	Ps.	2,631,817	Ps.	9,357,304

a)  On 2021, the Company acquired two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP), which were accounted for a cost for a total amount of Ps.394,254 (US$19,082). The Company had identified the major components as separate parts at their respective cost. These major components of the engine are presented as part of the flight equipment and depreciated over their useful life.
b)  During the years ended December 31, 2021, 2020 and 2019, the Company capitalized borrowing costs which amounted to Ps.143,966, Ps.384,038 and Ps.456,313, respectively (Note 23). The rate used to determine the amount of borrowing cost was 2.76%, 3.58% and 5.10%, for the years ended December 31, 2021, 2020 and 2019, respectively.
c)  Depreciation expense for the years ended December 31, 2021, 2020 and 2019, was Ps.1,022,012, Ps.797,827 and Ps.587,849, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.
d)  In October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements.

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

In November 2018, the Company amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. Also, in this amendment the Company used its rights on the Airbus Purchase Agreement to convert six A320NEO into A321NEO. In July 2020, the Company amended the agreement with Airbus to reschedule the 80 aircraft deliveries between 2023 and 2028. In October 2020, the Company amended the agreement with Airbus to reschedule the remaining 18 fleet deliveries between 2020 and 2022.

In 2021, the Company amended the agreement with Airbus for the purchase of 39 A320 family aircraft to be delivered from 2023 to 2029. The new order includes only A321NEO aircraft. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. Also, in this agreement the Company used its rights on the Airbus Purchase Agreement to convert twenty A320NEO into A321NEO.

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet to be received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircrafts (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet. In April 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of two aircrafts A320NEO.

On May 12, 2020, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 46 A320NEO and 34 A321NEO respectively, to be delivered between 2022 and 2028. This agreement also included the purchase of eleven firm spare engines for the A320NEO fleet to be received from 2022 to 2029.

In October 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of thirteen aircrafts (all A320NEO). This agreement also includes the purchase of one spare engine for the A320NEO fleet.

The Company received credit notes from P&W in December 2017 of Ps.58,530 (USD$3.06 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2021 and 2020, the Company amortized a corresponding benefit from these credit notes of Ps.4,878 and Ps.4,878, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2021 and 2020, the amounts paid for aircraft and spare engine pre-delivery payments were of Ps.1,130,669 (USD$55,639 million) and Ps.2,185,902 (USD$102.7 million), respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 132 Airbus A320 family aircraft during a period of nine years (from January 2022 to November 2029). The agreement provides for the addition of 132 Aircraft to its fleet as follows: thirteen in 2022, five in 2023, seventeen in 2024, sixteen in 2025, twenty-seven in 2026, twenty-one in 2027, nineteen 2028 and fourteen in 2029. Commitments to acquisitions of property and equipment are disclosed in Note 25.

During the years ended December 31, 2021, 2020 and 2019 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in gains of Ps.195,552, Ps.710,522 and Ps.284,759, respectively, these were recorded under the caption other operating income in the consolidated statement of operations, that represented only the amount of gains that relate to the rights transferred to the buyer-lessor. (Note 22).

d)  During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of Ps.28,110 (USD$1.5 million), which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2021, 2020 and 2019, the Company amortized a corresponding benefit from these credit notes of Ps.5,230, Ps.5,230 and Ps.5,230, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

e)  On September 5, 2019, the Company acquired one previously leased A319 aircraft from the lessor, which was accounted for a cost for a total amount of Ps.392,076 (USD$19,600). This transaction did not generate any gain or loss in our consolidated statements of operations.

The Company identified the major components as separate parts at their respective cost. These major components of the aircraft are presented as part of the aircraft and depreciated over their useful life. During December 2019, the Company sold acquired aircraft engines in a sale and lease back transaction.

As of December 31, 2021 and 2020 the carrying amount of the remaining owned aircraft was Ps.7,859 and Ps.47,039, respectively, and for the years ended December 31, 2021, 2020 and 2019 the depreciation expense was Ps.39,179, Ps.5,946, and 1,787, respectively.

13.  Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value				Accumulated amortization				Net carrying amount

	Life	At December 31,
	years	2021		2020		2021		2020		2021		2020
Software	1 - 4	Ps.	844,917	Ps.	704,257	Ps.	(584,902)	Ps.	(512,695)	Ps.	260,015	Ps.	191,562

Balance as of January 1st, 2020	Ps.	167,397
Additions		124,724
Disposals		—
Amortization		(100,618)
Exchange differences		59
Balance as of December 31, 2020		191,562
Additions		205,692
Disposals		(25)
Amortization		(137,212)
Exchange differences		(2)
Balance as of December 31, 2021	Ps.	260,015

The Company had implemented the SAP4HANA software. As a result of the analysis carried out, it was concluded that the Company controls the software, therefore it is the only beneficiary with respect to the configuration, since the settings made were customized according to the needs of the business. The costs directly attributable to the implementation were recognized as an intangible asset, the other costs different to the implementation were recognized in Net Income As of December 31, 2021, the capitalization for this implementation was Ps.90,187.

Software amortization expense for the years ended December 31, 2021, 2020 and 2019 was Ps.137,212, Ps.100,618 and Ps.87,667, respectively. These amounts were recognized in depreciation and amortization caption on the consolidated statements of operations.

14.   Leases

As of December 31, 2021 and 2020 the most significant leases are as follows:

a)  Aircraft and engines represent the Company’s most significant lease agreements. On December 31, 2021, the Company leases 100 aircraft (85 as of December 31, 2020) and 20 spare engines under lease agreements (18 as of December 31, 2020) that have maximum terms through 2033. These leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines, leases*:

Aircraft		At December	At December
Type	Model	31, 2021	31, 2020
A319	132	3	3
A319	133	2	2
A320	233	39	39
A320	232	1	1
A320NEO	271N	39	24
A321	231	10	10
A321NEO	271N	6	6
		100	85

Engine spare		At December	At December
Type	Model	31, 2021	31, 2020
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	5
V2500	V2527-A5	4	2
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		20	18

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2021, the Company added fifteen new leased aircraft to its fleet (five A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and ten obtained directly from the lessor’s aircraft order book). Also, the Company extended the lease term of thirteen A320CEO (effective from 2022, 2023 and 2025) and two A319CEO (effective from 2021). All the aircraft incorporated through the lessor´s aircraft order were not subject to sale and leaseback transactions.

During the year ended December 31, 2021, the Company also incorporated two NEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of three spare engines (two of them effective from February 2021 and the other from October 2021).

During the year ended December 31, 2020, the Company added seven new leased aircraft to its fleet (seven A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement). Also, the Company returned three aircraft to their respective lessors.

During the year ended December 31, 2020, the Company also incorporated two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted for leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

			Spare engine		Land and
	Aircraft leases		leases		building leases		Total
As of January 1st, 2020	Ps.	33,312,089	Ps.	677,198	Ps.	139,479	Ps.	34,128,766
Additions		4,876,071		362,081		15,222		5,253,374
Disposals		(17,742)		—		—		(17,742)
Foreign exchange effect		—		—		795		795
Depreciation on right of use assets		(4,763,928)		(210,079)		(74,969)		(5,048,976)
As of December 31, 2020		33,406,490		829,200		80,527		34,316,217
Additions		8,869,694		59,374		281,790		9,210,858
Modifications		1,221,718		42,267		140,514		1,404,499
Disposals		—		—		(5,536)		(5,536)
Foreign exchange effect		—		—		(5)		(5)
Depreciation on right of use assets		(5,124,774)		(235,732)		(102,119)		(5,462,625)
As of December 31, 2021	Ps.	38,373,128	Ps.	695,109	Ps.	395,171	Ps.	39,463,408

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021		2020
As of January 1st,	Ps.	44,130,542	Ps.	40,517,045
Additions		9,411,524		5,572,764
Modifications		1,370,795		—
Disposals		(5,898)		(231,566)
Accretion of interest		2,582,391		2,218,982
Foreign exchange effect		1,469,362		2,163,886
Payments		(9,308,477)		(6,110,569)
As of 31 December,	Ps.	49,650,239	Ps.	44,130,542
Current	Ps.	5,842,492	Ps.	6,484,092
Non-current	Ps.	43,807,747	Ps.	37,646,450

The Company had total cash outflows for leases of Ps.9,308,477 in 2021 (Ps.6,110,569 in 2020 and Ps.6,499,802 in 2019).

The Company applied practical expedients to leases in accordance with IFRS 16 guidance on lease modification accounting for rent concessions for those lease modifications arising as a direct result of COVID-19.

The net impact on the consolidated statements of operations for 2020 was Ps.190,811, which reflects the changes to lease payments that arose from such concessions. During the year ended of December 31, 2021, the Company have not rent concessions for lease modifications arising as a direct result of COVID-19.

For the years ended December 31, 2021, 2020 and 2019 the amounts recognized in profit or loss were as follow:

	For the year ended
	December 31, 2021		December 31, 2020		December 31, 2019
Depreciation of right-of-use assets	Ps.	(5,462,625)	Ps.	(5,048,976)	Ps.	(4,702,971)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 23)		(2,603,820)		(2,350,250)		(2,128,162)
Aircraft and engine variable expenses		(1,686,875)		(1,845,254)		(961,657)
Total amount recognized in profit or loss	Ps.	(9,753,320)	Ps.	(9,244,480)	Ps.	(7,792,790)

i)      Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term.

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2021, 2020 and 2019, in relation with this provision the Company expensed as supplemental rent Ps.1,131,107, Ps.1,428,179 and Ps.680,964, respectively.

Extension options

Some lease contracts contain extension options, which the Company evaluates exercising once the lease period comes to its end based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

For the leases which it was decided to exercise the extension options during 2021, resulted in an increase in the lease liability and corresponding right of use assets by Ps.1,376,005.

15.  Accrued liabilities

a)  The detail of current accrued liabilities as of December 31, 2021 and 2020 is as follows:

	2021		2020
Fuel and traffic accrued expenses	Ps.	1,819,353	Ps.	1,285,931
Salaries and benefits		432,596		337,467
Maintenance and aircraft parts accrued expenses		466,566		98,942
Sales, marketing and distribution accrued expenses		386,388		179,342
Accrued administrative expenses		196,856		122,729
Maintenance deposits		170,158		174,549
Deferred revenue from V Club membership		75,434		20,830
Others		45,987		86,374
Information and communication accrued expenses		40,899		35,359
Supplier services agreement		23,763		10,634
Benefits from suppliers		7,776		3,888
Advances from travel agencies		65		242
	Ps.	3,665,841	Ps.	2,356,287

b)  Non-current accrued liabilities as of December 31, 2021 and 2020 is as follows:

	2021		2020
Supplier services agreement	Ps.	15,704	Ps.	45,270
Benefits from suppliers		9,071		16,847
Other		5,588		4,581
	Ps.	30,363	Ps.	66,698

16. Other liabilities

	Balance as of						Balance as of
	January 1,		Increase for				December 31,
	2021		the year		Payments		2021
Aircraft and engine lease return obligation (Note 1q and 2i)	Ps.	2,504,484	Ps.	1,422,133	Ps.	(38,828)	Ps.	3,887,789
Guarantee deposit (Note 1j)		250,000		—		(250,000)		—
Employee profit sharing (Note 17)		14,417		262,667		(15,969)		261,115
	Ps.	2,768,901	Ps.	1,684,800	Ps.	(304,797)	Ps.	4,148,904

Current maturities							Ps.	712,903
Non-current							Ps.	3,436,001

	Balance as of						Balance as of
	January 1,		Increase for				December 31,
	2020		the year		Payments		2020
Aircraft and engine lease return obligation (Note 1q and 2i)	Ps.	1,852,688	Ps.	2,126,401	Ps.	(1,474,605)	Ps.	2,504,484
Guarantee deposit (Note 1j)		—		250,000		—		250,000
Employee profit sharing (Note 17)		24,097		20,810		(30,490)		14,417
	Ps.	1,876,785	Ps.	2,397,211	Ps.	(1,505,095)	Ps.	2,768,901

Current maturities							Ps.	101,218
Non-current							Ps.	2,667,683

During the years ended December 31, 2021 and 2020 no cancellations or write-offs related to these liabilities were recorded. Since 2012, the Company holds a cobrand credit card agreement with Banco Invex, S.A., Institución de Banca Múltiple, Invex, Grupo Financiero Invex “Invex”. Through this agreement, Invex pays certain commissions to Volaris related to the cobrand credit card and Invex’s clients receive vouchers to be redeemed in different Volaris services under certain conditions. A portion of the voucher cost is paid by Volaris and the remaining amount by Invex. During the years ended December 31, 2021 and December 31, 2020, Invex prepaid certain commissions to Volaris, which were recorder in guarantee deposit as part of other liabilities.

17.  Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2021, 2020 and 2019, are as follows:

	2021		2020		2019
Analysis of net period cost:
Current service cost	Ps.	8,611	Ps.	8,449	Ps.	8,214
Interest cost on benefit obligation		2,585		2,630		1,872
Net period cost	Ps.	11,196	Ps.	11,079	Ps.	10,086

Changes in the defined benefit obligation are as follows:

	2021		2020
Defined benefit obligation on January 1,	Ps.	50,627	Ps.	38,151
Net period cost charged to profit or loss:
Current service cost		8,611		8,449
Interest cost on benefit obligation		2,585		2,630
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions		9,279		2,651
Payments made		(1,452)		(1,254)
Others		12,023		—
Defined benefit obligation on December 31,	Ps.	81,673	Ps.	50,627

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2021		2020	2019
Financial:
Discount rate	7.84%		7.04%	7.18%
Expected rate of salary increases	5.50%		5.50%	5.50%
Annual increase in minimum salary	19.00%/4.50	% *	4.00%	4.00%
*19.00% applies to the General Zone and 4.50% to the Border Zone
Biometric:
Mortality (1)	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA		EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA
Disability (2)	IMSS-97		IMSS-97	IMSS-97

(1)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(2)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

Accruals for short-term employee benefits (included as part of other liabilities). As of December 31, 2021 and 2020, respectively, are as follows:

	2021		2020
Employee profit-sharing (Note 16)	Ps.	261,115	Ps.	14,417

The key management personnel of the Company include the members of the Board of Directors (Note 7).

Sensitivity analysis

The reasonably possible variations at the date of the report, in one of the most significant actuarial assumptions, and assuming that the rest of the variables had remained constant, would have affected the benefit obligations defined as of December 31, 2021 in the amounts shown below:

		Present value of the defined benefit obligation
		(Thousands Mexican pesos)
Assumptions		Increase		Decrease
Discount rate:	50 basis points	Ps.	78,054	Ps.	85,856
Salary increase rate:	50 basis points	Ps.	82,294	Ps.	81,164

18.  Share-based payments

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

In November 2021, 2020 and 2019, the extensions to the LTIP were approved, respectively by the Company’s shareholder’s and Company’s Board of Directors, respectively. The total cost of the extensions approved were Ps.104,698 (Ps.68,066 net of withheld taxes), Ps.92,132 (Ps.59,899 net of withheld taxes) and Ps.86,772 (Ps.56,407 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2021, 2020 and 2019, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A
	shares
Outstanding as of January 1st, 2019	3,553,295	*
Purchased during the year	2,694,600
Granted during the year	—
Exercised/vested during the year	(959,614)
Forfeited during the year	(173,090)
Outstanding as of December 31, 2019	5,115,191
Purchased during the year	3,159,763
Granted during the year	—
Exercised/vested during the year	(2,142,426)
Forfeited during the year	(327,217)
Outstanding as of December 31, 2020	5,805,311	*
Purchased during the year	1,849,417
Granted during the year	—
Exercised/vested during the year	(2,612,575)
Forfeited during the year	(551,732)
Outstanding as of December 31, 2021	4,490,421	*

* These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2021, 2020 and 2019.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A
shares	Vesting period
2,408,277	November 2022
1,485,802	November 2023
596,342	November 2024
4,490,421

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2021, 2020 and 2019, the compensation expense recorded in the consolidated statement of operations amounted to Ps.89,464, Ps.75,040 and Ps.49,659, respectively. All shares held in the Administrative Trust are considered outstanding for both basic and diluted earnings (loss) per share purposes, since the shares are entitled to dividend if and when declared by the Company.

During 2021, 2020 and 2019, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2021, 2020 and 2019, were (551,732), (327,217) and (173,090), respectively.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a three - years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831.

Fair value of the SARs was measured at each reporting date. The carrying amount of the liability relating to the SARs as of December 31, 2019 was Ps.1,901. The retention plan granted in previous periods expired in November 2020.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the years ended December 31, 2021, 2020 and 2019, the Company recorded an expense (benefit) of Ps.0, Ps. (1,901) and Ps.2,964, respectively, in the consolidated statement of operations.

The fair value of these SARs was estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted.

During the year ended December 31, 2019, the Company made a cash payment to key employees related to the SARs plan in the amount of Ps.2,395.

Such payment was determined based on the increase in the share price of the Company from the grant date to the exercisable date.

During the year ended December 31, 2021 and 2020 the Company did not make a cash payment to key employees related to the SARs plan.

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

On December 24, 2012, the Administrative Trust was created, and the share sale agreements were executed. On December 27, 2012, the trust borrowed Ps.133,723 from the Company and immediately after; the trust paid the Company the same amount borrowed as purchase price for the shares.

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

In 2019, the key employees exercised 2,780,000 Series A shares. As a result, the key employees paid to the Management Trust Ps.14,773 corresponding to the exercised shares for the year ended December 31, 2019. During 2020, there were no exercised shares under the MIP. For the year ended December 31, 2021, the key employees exercised 7,653,981 Series A shares. As a result, the key employees paid to the Management Trust Ps.40,668 corresponding to the exercised shares for the year ended December 31, 2021.

Thereafter, the Company has received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The following table illustrates the number of shares options and fixed exercise prices during the years 2021 and 2020:

Total in
	Number of share		Exercise price		thousands of
	options		in Mexican pesos		Mexican pesos
Outstanding as of December 31, 2019	Ps.	7,653,981	Ps.	5.31	Ps.	40,668
Granted during the year		—		—		—
Forfeited during the year		—		—		—
Exercised during the year		—		—		—
Outstanding as of December 31, 2020		7,653,981		5.31		40,668
Granted during the year		—		—		—
Forfeited during the year		—		—		—
Exercised during the year		(7,653,981)		5.31		(40,668)
Outstanding as of December 31, 2021	Ps.	—	Ps.	—	Ps.	—

As of December 31, 2021 all the share options were exercised. As of December 31, 2020, 7,653,981 share options pending to exercise were considered as treasury shares.

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

The carrying amount of the liability relating to the SARs as of December 31, 2021 and 2020 was Ps.115,508 and Ps.177,770, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2021 and 2020, the Company recorded a (benefit) expense of Ps. (62,262) and Ps. 107,204, respectively, in the consolidated statement of operations. No SARs were exercised during 2021 and 2020.

The (benefit) expense recognized for the Company’s retention plans during the years 2021, 2020 and 2019 is shown in the following table:

	2021		2020		2019
(Benefit) expense arising from cash-settled share-based payments transactions	Ps.	(62,262)	Ps.	105,303	Ps.	40,724
Expense arising from equity-settled share-based payments transactions		89,464		75,040		49,659
Total expense arising from share-based payments transactions	Ps.	27,202	Ps.	180,343	Ps.	90,383

d) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five - year period with an exercise share price at Ps.32.23, Ps.9.74 and Ps.16.80 for the years ended 2021, 2020 and 2019, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Controladora Vuela Compañía de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares held as of December 31, 2021 and 2020 available to be exercised is 4,589,726 and 5,233,693, respectively.

19.  Equity

As of December 31, 2021, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed	Variable
	Class I	Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(9,904,197)	(9,904,197)	(1)
	24,180	1,156,048,300	1,156,072,480

(1) The number of forfeited shares as of December 31, 2021 were 551,732, which are include in treasury shares.

As of December 31, 2020, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed	Variable
	Class I	Class II	Total shares
Series A shares (1)	10,478	1,077,914,326	1,077,924,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(19,020,202)	(19,020,202)	(1)
	24,180	1,146,932,295	1,146,956,475
(1)	The number of forfeited shares as of December 31, 2020, were 327,217, which are include in treasury shares.

On December 20, 2021, one of the Company’s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion had not impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission. In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

The net proceeds of USD$164,419,000 (after the deduction of the underwriters´ commission and expenses payable by the Company) obtained from the offering for general corporate purposes. The increase in capital stock amounted Ps.3,272,832.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends if the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

During the years ended December 31, 2021, 2020 and 2019 the Company did not declare any dividends.

a)  Earnings (loss) per share

Basic earnings (loss) per share (“EPS or LPS”) amounts are calculated by dividing the net earnings (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS (LPS) amounts are calculated by dividing the earnings (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings (loss) income per share for the years ended December 31, 2021, 2020 and 2019.

	As of December 31,
	2021		2020		2019
Net income (loss) for the period	Ps.	2,120,551	Ps.	(4,293,791)	Ps.	2,639,063
Weighted average number of shares outstanding (in thousands):
Basic		1,165,977		1,021,561		1,011,877
Diluted		1,165,977		1,021,561		1,011,877
EPS - LPS:
Basic	Ps.	1.819	Ps.	(4.203)	Ps.	2.608
Diluted	Ps.	1.819	Ps.	(4.203)	Ps.	2.608

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

b)  In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2021, 2020 and 2019, the Company’s legal reserve was Ps.291,178, or 8.5%, 8.5% and 9.8% respectively of our capital stock. For the years ended December 31, 2021, 2020 and 2019, we did not allocate any amount to our legal reserve fund.

As of December 31, 2021, 2020 and 2019 the Company’s legal reserve has not reached the 20% of its capital stock.

c)  Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.Dividends paid will be free of Income taxes if they come from the (“CUFIN”). Dividends that exceed the CUFIN and the CUFINRE will cause a tax equivalent to 42.86%. Dividends paid that come from profits by the ISR will not be subject to any withholding or additional payment of taxes.

d)  Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock must be authorized.

20.  Income tax

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

(i)	Based on the approved law, corporate income tax current rate for 2021, 2020 and 2019 and thereafter is 30%.
(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.
(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.
(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.
(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2021, 2020 and 2019 in Guatemala, Costa Rica and El Salvador are 25%, 30% and 30%, respectively.

b)  For the years ended December 31, 2021, 2020 and 2019, the Company reported on a combined basis taxable income of Ps.1,224,156, Ps.302,029 and Ps.938,304, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and Costa Rican Income Tax Law (CRITL), tax losses may be carried forward against taxable income generated in the succeeding ten and three years, respectively. Carryforward tax losses are adjusted based on inflation.

In accordance with Guatemala Income Tax Law (GITL) and El Salvador Income Tax Law (ESITL), tax losses cannot be carried forward against taxable income generated.

c)  An analysis of consolidated income tax expense for the years ended December 31, 2021, 2020 and 2019 is as follows:

Consolidated statements of operations

	2021			2020			2019
Current year income tax expense	Ps.	(347,803)		Ps.	(90,609)		Ps.	(281,491)
Deferred income tax (expense) benefit		(246,125)	(1)		1,496,793	(2)		(813,340)	(3)
Total income tax benefit (expense)	Ps.	(593,928)		Ps.	1,406,184		Ps.	(1,094,831)

(1)    Includes translation effect by Ps. (2,015)

(2)    Includes translation effect by Ps.2,035

(3)    Includes translation effect by Ps. (2,278)

Consolidated statements of comprehensive income

	2021		2020		2019
Deferred income tax related to items recognized in OCI during the year
Net (loss) gain cash flow hedges	Ps.	(5,655)	Ps.	46,835	Ps.	(74,820)
Remeasurement gain of employee benefits		2,850		794		3,058
Deferred income tax recognized in OCI	Ps.	(2,805)	Ps.	47,629	Ps.	(71,762)

d)  A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

The Company’s using domestic tax rate

	2021	%	2020	%	2019	%
Statutory income tax rate	814,344	30.00%	(1,709,992)	30.00%	1,120,168	30.00%
Amendment tax return effects and other tax adjustments	93	(0.01)%	(53,192)	0.92%	(18,770)	(0.51)%
Inflation on furniture, intangible and equipment	(48,751)	(1.79)%	(17,442)	0.29%	(17,839)	(0.48)%
Inflation of tax losses	(41,375)	(1.52)%	(13,512)	0.23%	(8,018)	(0.21)%
Foreign countries difference with Mexican statutory rate	2,609	0.10%	3,509	(0.06)%	4,143	0.11%
Annual inflation adjustment	(167,294)	(6.16)%	51,768	(0.91)%	(1,882)	(0.05)%
Recorded deferred taxes on tax losses	(9,123)	(0.34)%	74,597	(1.29)%	10,025	0.27%
Non-deductible expenses	43,425	1.60%	258,080	(4.51)%	7,004	0.19%
	593,928	21.88%	(1,406,184)	24.67%	1,094,831	29.32%

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

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2021, 2020 and 2019, our subsidiary in Guatemala generated net operating losses of Ps.664, Ps.1,835 and Ps.1,085, respectively. According to Costa Rica Corporate Income tax law, under the regime on profits from business activities, net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2021, 2020 and 2019, our subsidiary in Costa Rica generated net operating losses for an amount of Ps.122,427, Ps.55,751 and Ps.50,246, respectively, for which no deferred tax asset has been recognized. According to El Salvador Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2021, 2020 and 2019, our subsidiary in El Salvador generated net operating losses for an amount of Ps.53,550, Ps.16,619, Ps.32,494 respectively.

e)  An analysis of consolidated deferred taxes is as follows:

	2021				2020
	Consolidated		Consolidated		Consolidated		Consolidated
	statement of		statement of		statement of		statement of
	financial position		operations		financial position		operations

Deferred income tax assets:
Lease liability	Ps.	13,969,589	Ps.	730,335	Ps.	13,239,254	Ps.	1,084,140
Unearned transportation revenue		201,436		(1,032,225)		1,233,661		436,598
Extension lease agreement		1,073,547		300,104		773,443		314,100
Tax losses available for offsetting against future taxable income		100,472		(475,950)		576,422		272,452
Intangible		395,752		(25,156)		420,908		(25,941)
Allowance for doubtful accounts		131,486		69,921		61,565		47,476
Employee benefits		10,432		(7,609)		15,191		2,934
Derivative Financial instruments		2,293		—		7,948		(22)
Employee profit sharing		1,870		(2,453)		4,323		(2,904)
Non derivative financial instruments		—		473,242		(473,242)		(477,471)
		15,886,877		30,209		15,859,473		1,651,362
Deferred income tax liabilities:
Right of use asset		9,552,956		(739,797)		10,292,753		55,824
Supplemental rent		1,303,975		(574,890)		1,878,865		171,916
Rotable spare parts, furniture and equipment, net		1,270,758		563,666		707,092		(177,384)
Provisions		539,911		448,658		91,253		442,598
Inventories		87,592		4,190		83,402		(6,885)
Other prepayments		22,907		13,121		9,786		(17,942)
Prepaid expenses and other assets		431,241		563,703		(132,462)		(311,523)
		13,209,340		278,651		12,930,689		156,604
	Ps.	2,677,537	Ps.	(248,442)	Ps.	2,928,784	Ps.	1,494,758

Reflected in the consolidated statement of financial position as follows:

	2021		2020

Deferred tax assets	Ps.	2,907,879	Ps.	3,128,555
Deferred tax liabilities		(230,342)		(199,771)
Deferred tax assets, net	Ps.	2,677,537	Ps.	2,928,784

A reconciliation of deferred tax asset, net is as follows:

	2021		2020
Opening balance as of January 1,	Ps.	2,928,784	Ps.	1,386,397
Deferred income tax (expense) benefit during the current year recorded on profits*		(248,442)		1,494,758
Deferred income tax (expense) benefit during the current year recorded in accumulated other comprehensive income (loss)		(2,805)		47,629
Closing balance as of December 31,	Ps.	2,677,537	Ps.	2,928,784

*Includes the tax effect of the discontinuation of the hedging reserve by 473 million.

On December 31, 2021 and 2020 the table shown above includes deferred income tax asset recognized by Comercializadora (2021 and 2020) for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized on December 31, 2021, 2020 and 2019 a deferred tax asset for tax losses of Ps.100,472, Ps.576,422 and Ps.303,970 respectively.

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

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate to Ps.157,422 (2020: Ps.150,683). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Group’s joint venture will not distribute its profits until it obtains the consent of all venture partners.

An analysis of the available tax losses carry-forward of the Company at December 31, 2021 is as follows:

Year	Historical		Inflation adjusted				Total remaining		Year of
of loss	Loss		tax loss		Utilized		amount		expiration
2017	Ps.	1,067,836	Ps.	1,278,913	Ps.	1,278,913	Ps.	—	2027
2018		1,142		1,142		—		1,142	2021
2019		4,922		5,568		—		5,568	2029
2019		30,918		30,918		—		30,918	2022
2020		863,847		943,026		883,401		59,625	2030
2020		103,541		103,541		—		103,541	2023
2021		122,427		122,427		—		122,427	2031
2021		11,324		11,684		—		11,684	2024
	Ps.	2,205,957	Ps.	2,497,219	Ps.	2,162,314	Ps.	334,905

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries on December 31, 2021 is as follows:

	Historical		Inflation adjusted				Total
	loss		tax loss		Utilized		remaining amount
Comercializadora	Ps.	54,101	Ps.	58,580	Ps.	—	Ps.	58,580
Concesionaria		1,875,180		2,160,330		2,160,330		—
Viajes Vuela		258,028		258,028		—		258,028
Vuela Aviación		18,648		20,281		1,984		18,297
	Ps.	2,205,957	Ps.	2,497,219	Ps.	2,162,314	Ps.	334,905
Unrecognized NOLs								—
							Ps.	334,905
Tax rate								30%
Deferred income tax							Ps.	100,472

f)  At December 31, 2021 the Company had the following tax balances:

	2021
Adjusted contributed capital account (Cuenta de capital de aportación or “CUCA”)	Ps.	4,946,422
CUFIN*		4,151,805

*The calculation comprises all the subsidiaries of the Company.

21. Operating Revenues

As of December 31, 2021, 2020 and 2019, the revenues from contracts with customers is described as follows:

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2021	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	17,466,759	Ps.	8,236,385	Ps.	—	Ps.	—	Ps.	25,703,144
Other Passenger Revenues		14,376,043		3,049,608		135,992		32,580		17,594,223
		31,842,802		11,285,993		135,992		32,580		43,297,367
Non-Passenger Revenues
Other Non-Passenger revenues		1,546,600		11,492		—		—		1,558,092
Cargo		231,653		9,549		—		—		241,202
Total	Ps.	33,621,055	Ps.	11,307,034	Ps.	135,992	Ps.	32,580	Ps.	45,096,661
Non-derivative financial instruments										(434,522)
									Ps.	44,662,139

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2020	Domestic		International		Domestic		International		Revenues
Passenger Revenues	Ps.	8,455,647	Ps.	4,417,527	Ps.	—	Ps.	—	Ps.	12,873,174
Fare Revenues		6,920,141		1,536,206		124,450		32,601		8,613,398
Other Passenger Revenues		15,375,788		5,953,733		124,450		32,601		21,486,572

Non-Passenger Revenues
Other Non-Passenger revenues		875,610		6,750		—		—		882,360
Cargo		196,349		5,532		—		—		201,881
Total	Ps.	16,447,747	Ps.	5,966,015	Ps.	124,450	Ps.	32,601	Ps.	22,570,813
Non-derivative financial instruments										(411,222)
									Ps.	22,159,591

	At the flight time				At the sale				Total
Revenue recognition as of December 31, 2019	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	15,833,878	Ps.	7,296,113	Ps.	—	Ps.	—	Ps.	23,129,991
Other Passenger Revenues		7,531,725		2,865,555		119,466		52,462		10,569,208
		23,365,603		10,161,668		119,466		52,462		33,699,199
Non-Passenger Revenues
Other Non-Passenger revenues		888,353		9,233		—		—		897,586
Cargo		221,375		7,461		—		—		228,836
Total	Ps.	24,475,331	Ps.	10,178,362	Ps.	119,466	Ps.	52,462	Ps.	34,825,621
Non-derivative financial instruments										(72,949)
									Ps.	34,752,672

Transactions from unearned transportation revenues

	2021		2020
January 1,	Ps.	5,850,917	Ps.	3,679,926
Deferred		43,703,458		23,657,563
Recognized in revenue during the year		(43,297,367)		(21,486,572)
December 31,	Ps.	6,257,008	Ps.	5,850,917

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

22.  Other operating income and expenses

An analysis of other operating income is as follows:

	2021		2020		2019
Gain on sale and leaseback (Note 12)	Ps.	195,552	Ps.	710,522	Ps.	284,759
Loss on sale of rotable spare parts, furniture and equipment		(2,571)		(2,604)		(8,954)
Other income		24,857		22,415		51,403
	Ps.	217,838	Ps.	730,333	Ps.	327,208

An analysis of other operating expenses is as follows:

	2021		2020		2019
Administrative and operational support expenses	Ps.	752,434	Ps.	632,041	Ps.	581,181
Technology and communications		431,855		383,648		381,055
Passenger services		76,107		87,850		65,477
Insurance		74,499		53,507		74,661
Others		1,897		194		10,553
	Ps.	1,336,792	Ps.	1,157,240	Ps.	1,112,927

23.  Finance income and cost

An analysis of finance income is as follows:

	2021		2020		2019
Interest on cash and equivalents	Ps.	58,269	Ps.	93,122	Ps.	201,191
Interest on asset backed trust notes		5,714		6,342		6,525
Interest on recovery of guarantee deposits		7,595		2,047		83
	Ps.	71,578	Ps.	101,511	Ps.	207,799

An analysis of finance cost is as follows:

	2021		2020		2019
Interest expense on lease liabilities and aircraft and engine lease return obligation	Ps.	2,603,820	Ps.	2,350,250	Ps.	2,128,162
Derivative financial instruments loss		—		448,559		—
Interest on asset backed trust notes		115,578		116,240		80,314
Cost of letter credit notes		61,549		73,141		49,856
Bank fees and others		4,574		3,707		3,607
Interest on debts and borrowings*		14,222		16,368		1,660
Other finance costs		32,246		10,219		6,230
	Ps.	2,831,989	Ps.	3,018,484	Ps.	2,269,829

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility from Citibanamex.

	2021		2020		2019
Interest on debts and borrowings	Ps.	158,188	Ps.	400,406	Ps.	457,973
Capitalized interest (Note 12)		(143,966)		(384,038)		(456,313)
Net interest on debts and borrowing in the consolidated statements of operations	Ps.	14,222	Ps.	16,368	Ps.	1,660

24.  Components of other comprehensive (loss) income

a.	An analysis of the other comprehensive (loss) income for the years ended December 31, 2021, 2020 and 2019 is as follows:

			Derivative and		Exchange
	Remeasurements		non-derivative		differences on
	of employee		financial		the translation
	benefits		instruments		of foreign		Total
Other comprehensive (loss) income:
Balance as of December 31, 2019	Ps.	(6,798)	Ps.	104,772	Ps.	18,266	Ps.	116,240
Comprehensive (loss) income of the year		(2,651)		(1,747,686)		23,970		(1,726,367)
Deferred Tax effect		794		46,835		—		47,629
Balance as of December 31, 2020		(8,655)		(1,596,079)		42,236		(1,562,498)
Comprehensive (loss) income of the year		(9,279)		1,596,327		(4,021)		1,583,027
Deferred Tax effect		2,850		(5,655)		—		(2,805)
Net balances as of December 31, 2021	Ps.	(15,084)	Ps.	(5,407)	Ps.	38,215	Ps.	17,724

b.	An analysis of the derivative financial instruments other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021		2020		2019
Derivative and non-derivative financial instruments:
Extrinsic value of changes on jet fuel Asian call options	Ps.	11,997	Ps.	(11,993)	Ps.	11,148
Extrinsic value of changes on jet fuel Zero cost collars		9,657		(143,224)		256,515
loss gain of the matured foreign currency forward contracts		—		—		(14,241)
Loss of the interest rate Cap		(2,800)		(900)		(4,023)
Non derivative financial instruments*		1,577,473		(1,591,569)		14,096
Total	Ps.	1,596,327	Ps.	(1,747,686)	Ps.	263,495

*As of December 31, 2021, includes the effect of the discontinuation of the hedging strategies by Ps.2,251,442 as described in note 3b (i).

25.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

			Commitment
	Commitment		expenditures
	expenditures in		equivalent in
	thousands of U.S.		thousands of
	dollars		Mexican pesos(1)
2022	US$	114,563	Ps.	2,358,108
2023		314,660		6,476,797
2024		903,776		18,602,869
2025		981,657		20,205,930
2026 and thereafter		4,362,996		89,805,726
	US$	6,677,652	Ps.	137,449,430
(1)	Using the exchange rate as of December 31, 2021 of Ps.20.5835.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2021, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next two years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in thousands of U.S. dollars		In thousands of Mexican pesos (1)
2022	US$	705,500	Ps.	14,521,659
2023		108,000		2,223,018
	US$	813,500	Ps.	16,744,677
(1)	Using the exchange rate as of December 31, 2021 of Ps.20.5835.

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the then current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S.		In thousands of Mexican
	dollars		pesos (1)
2022	US$	40,589	Ps.	835,464
2023		75,098		1,545,780
2024		79,244		1,631,119
2025		79,244		1,631,119
2026 and thereafter		676,748		13,929,842
	US$	950,923	Ps.	19,573,324
(1)	Using the exchange rate as of December 31, 2021 of Ps.20.5835.

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A32O New Engine Option family Aircraft to be delivered between 2023 and 2029, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2021 and 2020, these possible contingencies amount to a total of Ps.163 million and Ps.125 million respectively.

26.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2021		2020		2019
Operating revenues:
Domestic (Mexico)	Ps.	33,754,354	Ps.	16,572,198	Ps.	24,594,797
International:
United States of America, Central America and South America (1)		11,342,307		5,998,615		10,230,824
Non-derivative financial instruments		(434,522)		(411,222)		(72,949)
Total operating revenues	Ps.	44,662,139	Ps.	22,159,591	Ps.	34,752,672
(1)	For the year ended December 31, 2021, the total revenue from international customers increased of Ps.5,343,692 compared to the year ended December 31, 2020.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

27.  Subsequent events

Subsequent to December 31, 2021 and through April 26, 2022:

a.	Conflict between Russia and Ukraine

Following the recent geopolitical crisis in Eastern Europe, as of February 21st, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. On the day after, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24th, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with the fuel prices touching the highest price since 2008, amid global concerns on the commodity supply.

The airline industry has been impacted by the price and availability of fuel. However, the airline industry and the Company are implementing strategies to mitigate these effects.

b.	On April 1st, 2022, the Company entered into an agreement with JSA International U.S. Holdings, LLC, which provides financing for pre-delivery payments in connection with our purchase of four A320 family aircraft.

c.	At April 26, 2022, the Company has obtained financing for the pre-delivery payments with certain lessors in respect of 18 aircraft (including the four aircraft referenced in b) above) to be delivered in the years 2023 and 2024.