Form 20-F
period 2022-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2023-05-01
CIK 1520504

As filed with the Securities and Exchange Commission on April 28, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ricardo Martínez Gutiérrez (ir@volaris.com) Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe United Mexican States, Mexico City, 01210
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
Ordinary Participation Certificates (Certificados de Participación Ordinarios):	880,575,491
Series A shares of common stock, no par value per share:	1,108,462,804

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-passenger revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company’s Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. These risks and uncertainties include, but are not limited to, those described below under “Summary Risk Factors” and Part I, Item 3D. Risk Factors, Part I, Item 5. Operating and Financial Review and Prospects and other risks and uncertainties listed from time to time in our filings with the SEC. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Additionally, our discussion herein, particularly of ESG initiatives and related issues, are informed by various standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders, which may be more expansive than certain requirements under the federal securities laws. In particular, certain such information may not be “material” under the federal securities laws definition of materiality for SEC reporting purposes. Furthermore, much of this information is subject to assumptions, estimates, or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, changing stakeholder focus, or other factors, some of which may be beyond our control. Given the uncertainties, estimates, and assumptions involved, the materiality of some of this information is inherently difficult to assess far in advance. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Administrativos” to refer to Servicios Administrativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A., “Viajes Vuela” to refer to Viajes Vuela, S.A. de C.V., “Comercializadora Frecuenta” to refer to Comercializadora V. Frecuenta, S.A. de C.V., “Vuela El Salvador” to refer to Vuela El Salvador, S.A. de C.V., and “GDS” to refer to Guatemala Dispatch Service, S.A., Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Administrativos, Vuela, Vuela Aviación, Viajes Vuela, Comercializadora Frecuenta and Vuela El Salvador are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to Series A shares of Volaris.

SUMMARY OF RISK FACTORS

An investment in our securities and ADSs is subject to a number of risks, including risks related to Mexico, risks related to the countries in which we operate, risks related to the airline industry, risks related to our business, and risks related to our securities and the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks related to Mexico and the other countries in which we operate

●	Economic, political and social events and changes in Mexican government policy: The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. As a result, governmental actions and policies concerning air transportation and similar services could have a significant impact on our operations.
●	Adverse economic conditions in Mexico and the other countries in which we operate: Our business may be affected by unfavorable economic conditions in Mexico and the other countries in which we operate, including a slowdown or recession in the economy, as well as higher inflation rates. These factors may result in decreased demand for our flights, lower fares, or a shift towards alternative ground transportation options such as long-distance buses.
●	Currency fluctuations: Fluctuations in the value of the U.S. dollar in relation to the peso have historically been significant, and the potential for such fluctuations to persist in the future remains. If the peso depreciates against the U.S. dollar, it could potentially lead to reduced demand for our services and adversely our business operations and financial performance.
●	Developments in other countries: Changes in immigration or trade policies, can adversely affect our financial condition and results of operations. For example, changes in government regulations related to airline safety and security could increase our costs and decrease our profitability. In addition, shifts in political leadership and economic policies could impact the demand for our flights.
●	Downgrade of IASA rating: The FAA regularly conducts audits of foreign aviation regulatory authorities and assigns an IASA rating to each country. In May 2021, Mexico’s IASA rating was downgraded from Category 1 to Category 2. Currently, the AFAC is taking steps to address the findings of the FAA. However, this downgrade has prevented us from adding new aircraft, services, or routes to the United States. If the IASA rating of Mexico is not upgraded in the future or if the IASA ratings of Mexico or the other Central and South American countries in which we operate were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

Risks related to the airline industry

●	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services, and airport slots. Our competition includes not only other airlines but also bus services on many of our routes. Decisions by our competitors that increase industry capacity, or capacity dedicated to a particular region, market, or route, have the potential to negatively impact our business.
●	Economic Conditions: The airline industry is highly sensitive to changes in economic conditions. Unfavorable economic conditions have the potential to negatively impact our ability to offset increased fuel, labor, or other costs through price increases. Such impacts, if significant, may result in a material adverse effect on our business, financial condition, and results of operations.
●	Regulations: The airline industry is highly regulated, and it is essential that we maintain the necessary concessions and authorizations from U.S., Mexican, Central American, and South American governmental bodies to operate successfully. Failure to do so could have a significant negative impact on our financial condition and results of operations.

●	Fixed Costs: The airline industry is characterized by low gross profit margins and high fixed costs. As a result, as an airline we face significant challenges in quickly reducing costs in response to unexpected revenue shortfalls. This could have a material adverse effect on our financial condition and results of operations.
●	Fuel Costs: Fuel costs have a significant impact on the airline industry, as it represents a considerable portion of operating expenses for airlines. Recent events, such as the conflict between Russia and Ukraine, have led to surging fuel prices and concerns about supply availability in global fuel markets. Our ability to pass on such fuel cost increases to our customers is limited by our ultra-low-cost business model. As a result, any significant fluctuations or disruptions in the supply of fuel could result in a material adverse effect on our business, financial condition, and results of operations.
●	Public health threats: Infectious disease outbreaks, such as COVID-19 and other highly contagious diseases, have led to the suspension of both domestic and international flights in the past, as well as changes in travel behavior. These threats could also have a significant negative impact on the economies of the countries in which we operate, as well as the reputation of the airline industry as a whole. As a result, an infectious disease outbreak could have a material adverse effect on our business, results of operations, and financial condition.

Risks related to our business

●	Ultra-Low-Cost Structure: Our competitive advantage lies in our ultra-low-cost structure, which is subject to various factors that may impact our ability to control costs, some of which are beyond our control. Our success relies on maintaining a high daily aircraft utilization rate, leaving us susceptible to flight delays, cancellations, and aircraft unavailability. Our non-passenger revenue is crucial for profitability, but it may not remain stable or increase. If our cost structure rises, and we can no longer maintain a cost advantage over competitors, it could negatively affect our business, results of operations, financial condition and prospects.
●	Maintenance Costs: Our fleet has a relatively young average age of 5.4 years, as of December 31, 2022. Our newer aircraft, which constitute a significant portion of the fleet, presently require lower maintenance costs. However, as our fleet ages, we expect an increase in maintenance costs. Any significant surge in maintenance and repair expenses would have a material adverse effect on our margins, results of operations, and financial condition.
●	Dependence on Certain Airports: Our business relies heavily on our routes to and from major airports in Mexico City, Tijuana, Guadalajara, and Cancun, which represent a significant portion of our overall routes. In addition, the Mexico City International Airport is at full capacity, and we cannot guarantee that we will be able to maintain or obtain additional slots. Any major increase in competition, loss of any of our slots, a decrease in demand for air travel, or disruptions in airport services or fuel supply could potentially have a negative impact on our business, financial condition, and operating results.
●	Limited suppliers: We rely on a limited number of suppliers for fuel, aircraft, and engines.

Risks related to our securities and the ADSs

●	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases CPOs underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.
●	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares and Series B shares.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico”	means Aerovías de México, S.A. de C.V.
“AFAC”	means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).
“AirAsia”	means AirAsia Berhad.
“Airbus”	means Airbus S.A.S.
“Alaska”	means Alaska Air Group, Inc.
“Allegiant”	means Allegiant Travel Company.
“Aeroméxico Connect”	means Aerolitoral, S.A. de C.V.
“American”	means American Airlines Group.
“Available seat miles” or “ASMs”	means the number of seats available for passengers multiplied by the number of miles the seats are flown.
“Average daily aircraft utilization”	means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.
“Average economic fuel cost per gallon”	means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.
“Average passenger revenue per booked passenger”	means total passenger revenue divided by booked passengers.
“Average stage length”	means the average number of miles flown per passenger flight segment.
“Avianca”	means Avianca Holdings S.A.
“Azul”	means Azul Linhas Aéreas Brasileiras S.A.
“Block hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.
“Booked passengers”	means the total number of passengers booked on all flight segments.
“CASM” or “unit costs”	means total operating expenses, net divided by ASMs.
“CASM ex fuel”	means total operating expenses, net excluding fuel expenses divided by ASMs.
“CBP”	means U.S. Customs and Border Protection.
“CEO”	means current engine option.
“Copa”	means Copa Holdings, S.A.
“Delta”	means Delta Air Lines, Inc.
“DHS”	means the U.S. Department of Homeland Security.

“DOT”	means the U.S. Department of Transportation.
“EPA”	means the U.S. Environmental Protection Agency.
“ESG”	means Environmental, Social and Governance matters.
“FAA”	means the U.S. Federal Aviation Administration.
“FCC”	means the U.S. Federal Communications Commission.
“Flight hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
“Frontier”	means Frontier Airlines, Inc.
“Gol”	means Gol Linhas Aéreas Inteligentes, S.A.
“Grupo Aeroméxico”	means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.
“Grupo Mexicana”	means Grupo Mexicana de Aviación, S.A. de C.V., which is the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.
“Grupo TACA”	means Taca International Airlines, S.A.
“IASA”	means International Aviation Safety Assessment.
“IATA”	means the International Air Transport Association.
“INEGI”	means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).
“Interjet”	means ABC Aerolíneas, S.A. de C.V.
“JetSMART”	means JetSMART Airlines SpA.
“LATAM”	means LATAM Airlines Group S.A.
“Latin America”	means, collectively, Mexico, the Caribbean, Central America and South America.
“Latin American publicly traded airline carriers”	means, collectively, Azul, Copa and Gol.
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

“LMV”	means the Mexican Securities Market Law (Ley del Mercado de Valores).
“Load factor”	means RPMs divided by ASMs and expressed as a percentage.

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

“NEO”	means new engine option.
“NYSE”	means the New York Stock Exchange.
“On-time”	means flights arriving within 15 minutes of the scheduled arrival time.
“Other Latin American publicly traded airlines”	means, collectively, Azul, Copa, and Gol.
“Passenger flight segments”	means the total number of passengers flown on all flight segments.
“RASM”	means passenger revenue divided by ASMs.
“RNV”	means the Securities National Registry (Registro Nacional de Valores).
“Revenue passenger miles” or “RPMs”	means the number of seats sold to passengers divided by the number of miles the seats are flown.
“Ryanair”	means Ryanair Holdings plc.
“SICT”	means the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes).
“Southwest”	means Southwest Airlines Co.
“Spirit”	means Spirit Airlines, Inc.
“Tiger”	means Tiger Airways Holdings Limited.
“Total operating revenue per ASM” or “TRASM”	means total revenue divided by ASMs.
“TSA”	means the U.S. Transportation Security Administration.
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

“United”	means United Airlines Holdings, Inc.
“U.S.-based publicly traded target market competitors”	means Alaska, Allegiant, American, Delta, Frontier, Spirit, JetBlue, Southwest and United.
“VFR”	means passengers who are visiting friends and relatives.
“VivaAerobus”	means Aeroenlaces Nacionales, S.A. de C.V.
“Wizz”	means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements at January 1, 2021, December 31, 2021 and 2022, and for each of the three years ended December 31, 2020, 2021 and 2022, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. These audited consolidated financial statements are included elsewhere in this annual report. Unless otherwise specified and for presentation purposes of this annual report all references to December 31, 2020, relate to the audited consolidated statements of financial position as of January 1, 2021.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “Mexican pesos,” “pesos” or “Ps.” Are to Mexican Pesos, the legal currency of Mexico. Amounts presented in this annual report may not add up due to rounding.

Effective January 1, 2022, and for all subsequent periods, as permitted by IFRS international Accounting Standard 21 “The effects of changes in Foreign Exchange Rates,” or IAS 21, and with the authorization of our board of directors, considering the favorable opinion of audit and corporate governance committee, we determined that our presentation currency had changed from Mexican peso to the U.S. dollar.

The change in presentation currency was applied retrospectively. All periods presented on our consolidated financial statements have been re-presented into the U.S. dollar. We believe the change in presentation currency accurately reflects our financial performance aligned to the economic environment in which we operate. We believe that the change in presentation currency provides our investors and other stakeholders with greater comparability of our financial information with our industry peers. The use of the U.S. dollar as presentation currency will also improve the comparison of our consolidated financial statements with those of other global entities. See Note 1 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2021, and for all subsequent periods, as permitted by IAS 21 and with the authorization of our board of directors, after considering the favorable opinion of our audit and corporate governance committee, we determined that our functional currency had changed from the Mexican peso to the U.S. dollar.

During the second half of 2021, we identified in the primary economic environment in which Volaris Opco operates (i) an increase in Volaris Opco’s international market transactions during 2021, (ii) changes in the determination of rates and (iii) that most of Volaris Opco’s representative costs are determined and denominated in U.S. dollars. As a result, we evaluated the functional currency of Volaris Opco in accordance with the regulatory provisions contained in IAS 21 and determined that Volaris Opco’s functional currency changed from the Mexican peso to the U.S. dollar as of December 31, 2021.

In addition, considering the dependency of our operations on Volaris Opco, our management determined that our functional currency also changed from the Mexican peso to the U.S. dollar as of December 31, 2021.

As of December 31, 2022, the presentation currency of our consolidated financial statements, including comparative amounts and the accompanying notes is the U.S. dollar. The consolidated financial statements are presented as if the new presentation currency had always been our presentation currency. The comparative financial statements and their related notes were re-presented for the change in presentation currency by applying the methodology set out in IAS 21. All amounts disclosed in this annual report are presented in U.S. dollars, which may not be comparable with the information presented in our annual report for the year ended December 31, 2021.

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, and the selected consolidated statements of financial position data as of January 1, 2021 and December 31, 2021 and 2022, from our audited financial statements included in this annual report. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	For the Years ended December 31,
	2020 (1)	2021 (1)	2022

	(in thousand of dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Operating revenues:
Passenger revenues:
Fare revenues	626,909	1,265,980	1,661,176
Other passenger revenues	415,997	866,944	1,078,251
Non-passenger revenues:
Other non-passenger revenues	41,841	76,872	92,977
Cargo	9,647	11,882	14,786
Non-derivative financial instruments	(19,408)	(21,378)	—
	1,074,986	2,200,300	2,847,190
Other operating income	(33,619)	(10,758)	(25,066)
Fuel expense, net	321,541	609,390	1,299,254
Landing, take-off and navigation expenses	195,989	296,831	379,108
Depreciation of right of use assets	236,417	269,351	320,443
Salaries and benefits	163,776	239,215	283,089
Aircraft and engine variable lease expenses	85,957	83,373	124,532
Sales, marketing and distribution expenses	86,705	96,705	124,287
Other operating expenses	54,413	65,858	102,585
Maintenance expenses (2)	55,227	96,256	97,783
Depreciation and amortization (3)	42,098	57,049	97,486
	1,208,504	1,803,270	2,803,501
Operating (loss) income	(133,518)	397,030	43,689
Finance income	4,784	3,531	12,902
Finance cost	(138,320)	(139,374)	(192,535)
Foreign exchange gain (loss), net	13,601	(124,161)	3,581
(Loss) income before income tax	(253,453)	137,026	(132,363)
Income tax benefit (expense)	61,731	(30,573)	52,139
Net (loss) income	(191,722)	106,453	(80,224)
Weighted average shares outstanding:
Basic	1,004,964,804	1,152,256,138	1,155,029,942
Diluted	1,021,286,357	1,165,612,152	1,165,135,294
(Loss) earnings per share Basic (4)	(0.19)	0.09	(0.07)
(Loss) earnings per share Diluted (4)	(0.19)	0.09	(0.07)
(Loss) earnings per ADS Basic (5)	(1.91)	0.92	(0.69)
(Loss) earnings per ADS Diluted (5)	(1.88)	0.91	(0.69)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash, cash equivalents and restricted cash (11)	506,468	741,122	711,853
Accounts receivable, net (11)	101,630	106,084	240,126
Guarantee deposits-current portion (11)	57,245	78,990	64,357
Total current assets (11)	721,968	978,980	1,066,078
Total assets (11)	3,418,223	3,984,568	4,467,653
Total current liabilities (11)	1,050,994	1,251,534	1,419,740
Total non-current liabilities (11)	2,227,061	2,419,897	2,813,176
Total liabilities (11)	3,278,055	3,671,431	4,232,916
Capital stock (11)	248,278	248,278	248,278
Total equity (11)	140,168	313,137	234,737

CASH FLOW DATA
Net cash flows provided by operating activities	213,749	785,356	613,602
Net cash flow used in investing activities	(3,152)	(134,645)	(130,694)
Net cash flow used in financing activities	(129,568)	(435,184)	(513,088)

OPERATING DATA (8) (9)
Aircraft at end of period	86	101	117
Average daily aircraft utilization (block hours)	11.30	12.53	13.28
Average daily aircraft utilization (flight hours)	9.73	10.77	11.29
Average pesos/U.S. dollar exchange rate	21.50	20.28	20.12
End of period pesos/U.S. dollar exchange rate	19.95	20.58	19.36
Airports served at end of period	68	69	72
Departures (6)	97,819	153,913	193,050
Passenger flight segments (thousands) (6)	13,153	22,560	29,064
Booked passengers (thousands) (6)	14,712	24,405	31,051
Revenue passenger miles (RPMs) (thousands) (6)	14,596,745	23,802,381	30,191,210
Available seat miles (ASMs) (thousands) (6)	18,274,946	28,096,701	35,280,830
Load factor (7)	80%	85%	86%
Average fare revenue per booked passenger (7)	43	52	54
Average other passenger revenue per booked passenger (6) (8)	28	36	35
Total ancillary revenue per booked passenger (6) (8)	32	39	38
Total operating revenue per ASM (TRASM) (cents) (6) (8)	6.0	7.9	8.1
Passenger revenue per ASM (RASM) (cents) (6) (8)	3.4	4.5	4.7
Operating expenses per ASM (CASM) (cents) (6) (8)	6.7	6.4	7.9
CASM ex fuel (cents) (6) (8)	4.8	4.2	4.3
Fuel gallons consumed (thousands)	176,645	273,515	340,053
Average economic fuel cost per gallon (8)	39.9	45.9	75.0
Average of employees per aircraft at end of period (12)	54	63	60

(1)	Effective January 1, 2022, we changed our presentation currency from the Mexican peso to the U.S. dollar. The change in presentation currency was applied retrospectively effective January 1, 2020. All periods presented on our consolidated financial statements have been re-presented into the U.S. dollar.
(2)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Basic and diluted earnings per share amounts are calculated by dividing the net (loss), income, for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares in accordance with IAS 33 “Earnings per share.”
(5)	The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (4) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(6)	Includes scheduled and charter.
(7)	Includes scheduled.
(8)	Excludes non-derivative financial instruments.
(9)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(10)	See detail of other current assets in Item 17: “Financial Statements”.
(11)	The consolidated statement of financial position as of December 31, 2020, relates to the balances as of January 1, 2021, included in our consolidated financial statements included elsewhere in this annual report.
(12)	Traffic agents are considered on a 60% FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.

A.	Key Performance Indicators

The following measures are often provided, and utilized by our management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles, or RPMs; Average passenger revenue per booked passenger; Average non-passenger revenue per booked passenger, Total operating revenue per ASM, or TRASM; Passenger Revenue per ASMS, or RASM; Operating expenses per ASM, or CASM; CASM ex fuel, and average economic fuel cost per gallon. Average passenger revenue per booked passenger represents the total passenger revenue divided by booked passengers. The CASM ex fuel represents total operating expenses, net excluding fuel expense divided by ASMs. Average economic fuel cost per gallon represents total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed. We believe this operating data is useful in reporting the operating performance of our business, however, these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

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

Risks related to Mexico and the other countries in which we operate

Economic political and social developments in Mexico as well as changes in Mexican federal governmental policies may have an adverse effect on our business, results of operations, financial condition and prospects.

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

In addition, the Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. In particular, Mexican governmental actions and policies concerning air transportation and similar services could have a significant impact on us. In 2022, the Mexican government implemented subsidies to offset the sharp increase in oil prices, specifically for diesel, which is the primary fuel used in buses and goods transportation. These subsidies are not applicable to jet fuel. As a result, the subsidies benefit the bus market, but do not provide any benefit to us or the airline industry.

In December 2022, President Andrés Manuel López Obrador announced plans to create a new airline owned and operated by the Mexican government, to that effect in April 2023, the Chamber of Deputies approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) that, among other things, would allow governmental entities to have concessions to operate both, civil airlines and airports. Such proposals, if adopted, would further increase our competition. On February 2, 2023, the Mexican federal governmental published a decree ordering the termination of domestic and international air cargo transport operations, both regularly scheduled and unscheduled flights, at the Mexico City International Airport.

We cannot assure you that changes in Mexican laws, regulations and policies, including those recently adopted, currently proposed and any changes that may be adopted in the future, will not adversely affect our business, results of operations, financial condition and prospects or the price of the ADSs.

Adverse economic conditions in Mexico and the other countries in which we operate may adversely affect our business, results of operations and financial condition.

We are a Mexican corporation and most of our operations are conducted in Mexico. For the year ended December 31, 2022, 67% of our total revenues were attributable to our Mexican domestic operations. As a result, our business is affected by the performance of the Mexican economy. In 2020, 2021 and 2022, the Mexican economy contracted 8.4%, grew 5.1% and grew 3.1%, respectively, in terms of gross domestic product, or GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

We conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2022, 33% of our total revenues were attributable to our operations in the United States and Central and South America. As a result, our results are not only dependent of our domestic operations, but they are also affected by the ones in the United States and Central and South America.

As of the date of this annual report, we believe that the main risk factors for the countries where we operate include, but are not limited to, the following: (i) continuation of persistent supply-demand mismatches, increasing inflation and a faster-than-anticipated monetary policy normalization cycle, and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets, debt, and financial market volatility; (ii) escalation of social unrest; (iii) more adverse climate shocks; (iv) an escalation of trade and technology tensions, notably between the United States and China, could weigh on investment and productivity growth, raising additional roadblocks in the recovery path; (v) rapid growth of cryptocurrencies without clear regulation that could lead to financial instability with negative effects for the global economy; (vi) an increase in the spread and destructiveness of cyberattacks involving critical infrastructure could act as further drags on the recovery, particularly as telework and automation increase; and (vii) other geopolitical risks.

Unfavorable economic conditions in Mexico and the other countries in which we operate, including a slowdown or recession in their economies, as well as higher inflation rates, may result in decreased demand for our flights, lower fares or a shift towards alternative ground transportation options, such as long-distance buses. We cannot assure you that economic conditions in Mexico and the other countries in which we operate will not worsen, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

Economic, political, or social developments in the United States and the Central and South American countries in which we operate may have an adverse effect on our business, results of operations, financial condition and prospects.

Our business, results of operations and financial condition are affected by economic, political or social developments in the United States and the Central and South American countries in which we operate. Like other companies with international operations, political, economic, geopolitical or social developments in the countries in which we operate, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries in which we operate or on the global financial markets, and in turn on our business, results of operations, financial condition and prospects.

If inflation rates increase in Mexico and the other countries in which we operate, demand for our services may decrease and our costs may increase.

Mexico has historically experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI was 3.15% for 2020, 7.36% for 2021 and 7.82% for 2022. In addition, since the beginning of 2021, inflation, as measured by the consumer price index has increased in advanced and emerging market economies, reaching 40-year record high in the United States, driven mainly by supply chain issues (including input shortages, labor constrains, and rising commodity prices), excess demand for goods and services, and significant increases in energy prices. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.

Foreign exchange gains or losses included in our total cost of comprehensive financing resulted primarily from the impact of changes in the US dollar-peso exchange rate on our Mexican peso-denominated monetary liabilities (such as Mexican peso-denominated debt, Mexican pesos financial debt, suppliers and other accounts payable) and assets (such Mexican peso-denominated cash, cash equivalents, accounts receivable, guarantee deposits and derivative financial instruments denominated in Mexican pesos). As of December 31, 2020 and 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.7 billion and U.S. $1.6 billion, respectively. As of December 31, 2022, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2020, 2021, and 2022, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of U.S. $13.6 million, U.S. $(124.2) million and U.S. $(3.6) million, respectively.

The value of the U.S. dollar has been subject to significant fluctuations with respect to the peso in the past and may be subject to significant fluctuations in the future. This trend in fluctuations has continued as the U.S. dollar appreciated 5.8% in 2020 against the peso in nominal terms. As of December 31, 2021 and 2022, the U.S. dollar appreciated 3.2% and depreciated 5.9%, respectively, against the peso in nominal terms since December 31, 2020.

During the second half of 2021 , we identified in the primary economic environment in which our main subsidiary Volaris Opco operates (i) an increase in its international market transactions during 2021, (ii) a change in the determination of rates, and (iii) that most of Volaris Opco’s representative costs are determined and denominated in U.S. dollars. As a result, management determined that the functional currency of Volaris Opco had changed from Mexican peso to the U.S. dollar as of December 31, 2021.

Furthermore, after considering our dependency on our subsidiary Volaris Opco, management determined that our functional currency also changed from Mexican peso to U.S. dollar as of December 31, 2021. Effective January 1, 2022, and for all subsequent periods, as permitted by IAS 21, and with the authorization of our board of directors, after considering the favorable opinion of our audit and corporate governance committee, we changed our presentation currency from Mexican peso to the U.S. dollar.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively. In making this change in presentation currency, the Company followed the requirements set out in IAS 21 “The Effect of Changes in Foreign Exchanges Rates.”

Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the U.S. dollar value of an investment in the ADSs, as well as the U.S. dollar value of any dividend or other distributions that we may make.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series A shares on the Mexican Stock Exchange. Such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any dividends and other distributions we may elect to make in the future and may affect the timely payment of any peso cash dividends and other distributions to holders of CPOs that we may elect to pay in the future.

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

The Mexican Aviation Law (Ley de Aviación Civil) provides that in the event that the SICT determines that there is no effective competition among permit and concession holders (required to operate airlines in Mexico), the SICT may request the opinion of the Mexican Antitrust Commission (Comisión Federal de Competencia Económica) and then issue regulations governing the fares that may be charged for air transportation services by airlines operating in Mexico. Such regulations would be in effect only while the conditions that resulted in their establishment remain. The imposition of fare regulations by the SICT could materially affect our business, results of operations and financial condition.

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

In December 2022, President Andrés Manuel López Obrador announced plans to create a new airline owned and operated by the Mexican government, to that effect in April 2023, the Chamber of Deputies approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) that, among other things, would allow governmental entities to have concessions to operate both, civil airlines and airports. Such proposals, if adopted, would further increase our competition. If we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily impacted by the price and availability of fuel. Continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 27%, 34% and 46% (including derivative and non-derivative financial instruments for 2020 and 2021) of our total operating costs in 2020, 2021, and 2022, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries, or OPEC, decide not to, or are unable to, increase their supply production. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition. For more information on our cost of fuel, see Item 4: “Information on the Company—Business Overview—Fuel.”

Our inability to renew our concession or the revocation by the Mexican government of our concession would materially adversely affect us.

We hold a concession from the Mexican federal government that authorizes us to provide domestic air transportation services of passengers, cargo and mail within Mexico, or our Concession. Our Concession was granted by the Mexican government through the SICT on May 9, 2005 for an initial term of five years and was extended by the SICT on February 17, 2010 for an additional term of ten years. On February 21, 2020, our Concession was extended for an additional 20-year term starting on May 9, 2020.

Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years and the law requires the concessionaire to:

●	have complied with the obligations set forth in the concession to be renewed;
●	have requested the renewal one year before the expiration of the concession term;
●	have made an improvement in the quality of the services during the term of the concession; and
●	have accepted the new conditions established by the SICT according to the Mexican Aviation Law (Ley de Aviación Civil).

Failure to renew our Concession would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

In addition, we are required under the terms of our Concession to comply with certain ongoing obligations. Failure to comply with these obligations could result in penalties against us. The Mexican government has the right to revoke our Concession and the permits we currently hold for various reasons, including:

●	service interruptions;
●	failure to comply with the terms of our Concession;
●	if we assign or transfer rights under our Concession or permits;
●	if we fail to maintain insurance required under applicable law;
●	if we charge fares different from those registered with the SICT;
●	if we violate statutory safety conditions;
●	if we fail to pay statutory indemnification; or
●	if we fail to pay to the Mexican government the required compensation.

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

Pursuant to Mexican law and our Concession, the Mexican federal government may take or seize our assets, temporarily or permanently, including our aircraft, in the event of a natural disaster, war, serious changes to public order or in the event of imminent danger to national security, internal peace or the national economy. The Mexican federal government, in all cases, except in the event of international war, must indemnify us by paying the respective losses and damages at market value. In these circumstances, we would not be able to continue with our normal operations. Applicable law is unclear as to how indemnification is determined and the timing of payment thereof. In addition, on March 28, 2023, the Mexican federal government sent an initiative to the Chamber of Deputies proposing amendments to 23 laws that regulate relationships between private parties and the government relating to, among other things, licenses, permits and concessions. Such amendments, if approved, could further limit the concessions and indemnifications that the Mexican federal government would be required to provide in these circumstances. Any seizure of our assets is likely to have a material adverse effect on our business, results of operations and financial condition.

The airline industry is particularly sensitive to changes in economic conditions. A global economic contraction could negatively impact our business, results of operations and financial condition.

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, but not limited to:

●	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or the global economy and financial markets;
●	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;
●	higher levels of unemployment and varying levels of disposable or discretionary income;

●	health outbreaks, pandemics and other safety concerns;
●	decreases in housing and stock market prices;
●	lower levels of actual or perceived consumer confidence;
●	high inflation rates; and
●	increases in exchange rate volatility and fuel prices, especially in the context of the conflict between Russia and Ukraine.

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

In addition, adverse economic conditions could affect our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition. We are currently striving to increase demand for our flights among the portion of the population in Mexico that has traditionally used ground transportation for travel due to price constraints, by offering lower fares that compete with bus fares on similar routes. Unfavorable economic conditions could affect our ability to offer these lower fares and could affect this population segment’s discretionary spending in a more adverse manner than other travelers.

Further, in an inflationary environment, such as the current Mexico and U.S. economic environments, we may be unable to manage through the resulting increases in our operating costs depending on its effects on the airline industry and other economic conditions. We cannot predict how long the current inflationary period will last or if it will re-occur in the future. As such, we cannot guarantee that we will be able to maintain our costs at their current level. If our costs increase and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations necessary for our operations.

The airline industry is heavily regulated and we are subject to regulation in Mexico and in the United States for the routes we serve between Mexico and the United States. In order to maintain the necessary concessions or authorizations issued by the SICT, acting through the AFAC, the FAA and some of the aviation authorities in the Central and South American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

We cannot predict which criteria the SICT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and our expansion plans in the international market will be limited if we are unable to obtain new international routes. Furthermore, we cannot predict or control any actions that the AFAC, FAA or the aviation authorities in the Central and South American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations.

Furthermore, our fares are subject to review by the AFAC, the FAA and some of the aviation authorities in the Central and South American countries in which we operate, any of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations or slots necessary for our operations.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect our financial condition and results of operations.

The airline industry is subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries in which we operate could adversely affect operations and increase operating costs in the airline industry. For example, some form of federal regulation may be forthcoming in the United States with respect to greenhouse gas emissions (including carbon dioxide, or CO2, and/or ‘cap and trade’ legislation), compliance with which could result in the creation of substantial additional costs to us. The U.S. Congress is considering climate change legislation and the EPA issued a rule that regulates larger emitters of greenhouse gases. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of emissions, including aircraft emissions, in the United States and Mexico. Future operations and financial results may vary as a result of such regulations in the United States and equivalent regulations adopted by other countries, including Mexico, Central and South America. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, in 2016, the International Civil Aviation Organization, or ICAO, adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO members on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. In addition, in January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by the ICAO. Like the ICAO standards, the EPA standards would not apply to engines in-service aircraft. The EPA standards have been challenged by several states and environmental groups and the Biden administration has announced plans to review the EPA standards along with others issued by the prior administration. The outcome of the legal challenge and administrative review cannot be predicted at this time. Certain CORSIA details remain to be developed and could potentially be affected by political developments in participating countries or the results of the pilot phase of the program, and thus the impact of CORSIA cannot be predicted at this time. However, CORSIA is expected to increase operating costs for airlines that operate internationally.

We may also be subject to other climate-related regulation, including relating to disclosures. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and result in increased oversight obligations for our management and board of directors.

We are subject to a series of risks related to climate change.

Growing recognition among stakeholders of the dangers of climate change and related risks may translate, among others, into financial and reputational risks. For example, changes in the availability or cost of aircraft and components, as well as fuel, may adversely impact our operations. Additionally, customers may choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Customers may choose to use alternatives to travel, such as virtual meetings and workspaces. As part of our climate strategy, we offer an option for travelers to purchase carbon offsets to partially offset their flight emissions; however, in recent years, there has been increased scrutiny on the use of offsets, and we may not be able to realize the anticipated benefits of their purchase as a result. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.”

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. However, we cannot predict the ultimate cost, or success, of such efforts due to, among other things, the uncertainty associated with longer-term projections associated with managing climate risk.

Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, suppliers contracts and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve our ESG profile or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around our management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain ESG initiatives (including the timeline and manner in which we complete such initiatives), we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance or methodology, including as stakeholder perceptions of sustainability continue to evolve.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also hamper our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

The DOT released additional rules, most of which became effective in August 2011, that address, among other things, concerns about how airlines handle interactions with passengers through advertising, the reservations process, at the airport and on board the aircraft, including requirements for disclosure of base fares plus a set of regulatory mandated options and limits on cancellations and change fees. Failure to remain in full compliance with these rules, or new rules as enacted from time to time, may subject us to fines or other enforcement action, which could have a material effect on our business, results of operations and financial condition.

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

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect our profitability. The governments of Mexico, the United States and the Central and South American countries in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the aviation authorities in the Central and South American countries in which we operate to operate these airspaces in a safe, efficient and affordable manner.

The air traffic control system, which is operated by Services to the Navigation in the Mexican Air Space (Servicios a la Navegación en el Espacio Aéreo Mexicano) in Mexico, the FAA in the United States and the Central American Corporation of Aerial Navigation Services (Corporación Centroamericana de Servicios de Navegación Aérea) in Central America, the Air Navigation Services Directorate (Dirección de Servicios a la Navegación Aérea) in Colombia, and the Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) in Peru, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. For example, on January 11, 2023, all flights in the United States were halted for a few hours because the FAA’s system to alert pilots to safety issues went down as a result of a damaged database file. Adverse weather conditions and natural disasters can also cause flight cancellations or significant delays.

Cancellations or delays due to weather conditions, natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Additionally, climate change concerns may increase the possibility of disrupting weather conditions that could affect certain of our destinations more frequently or for longer periods of time.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction with the exit of nine Mexican airlines since 2007, the most recent being Transportes Aeromar, S.A. de C.V., a regional carrier, which on February 15, 2023 announced its definitive cessation of operations, and Interjet, our third largest competitor by market share in 2020, which has been unable to resume flights since suspending their operations in December 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. According to media reports, on April 10, 2023, Interjet declared bankruptcy in México. We cannot predict the outcome of Interjet’s future financial condition or its impact on the industry and our operations. It is possible that further airline reorganizations, consolidation, bankruptcies, or liquidations may occur in the current global economic environment, the effects of which we are unable to predict. We cannot assure you the occurrence of these events, or potential changes resulting from these events, will not harm our business or the industry.

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

Following the terrorist attacks in the United States on September 11, 2001, or the September 11 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, wars, seizures/confiscations, airline crashes or other events adversely affecting the airline industry. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. Events such as the conflict between Russia and Ukraine could increase insurance premiums or reduce coverage scope.

Governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks. In that respect, the Mexican government provided certain loans to help airlines face increases in aircraft insurance right after the September 11 terrorist attacks. However, the Mexican government has not indicated an intention to provide similar benefits now or at any time in the future.

A general increase in the cost of insurance coverage, may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, results of operations and financial condition.

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

The September 11 terrorists attacks, for example, have had a severe and lasting adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased severely throughout Latin America. The repercussions of the September 11 terrorist attacks, including increases in security, insurance and fear of similar attacks, continue to affect us and the airline industry. Since the September 11 terrorist attacks, the DHS and the TSA in the United States have implemented numerous security measures that restrict airline operations and increase costs and are likely to implement additional measures in the future. For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans.

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

Public health threats, such as the Respiratory Syncytial Virus, or RSV, COVID-19, the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome, or SARS, the Zika virus, and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

Health threats have historically impaired airline economics. During the second quarter of 2009, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. In the past, Latin American travel has also been negatively affected as a result of the Zika virus. Most recently, the outbreak of COVID-19 and the resulting measures to reduce its spread beginning in 2020 resulted in a severe decline in demand for air travel.

The COVID-19 pandemic caused countries around the world to respond by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. Broad and continuing concerns related to the effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on access to facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, has had and may in the future continue to have a destabilizing effect on financial markets and economic activity.

Furthermore, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to COVID-19 or other public health threats. In the case of a COVID-19, or other public health-related shutdown involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to a pandemic may negatively impact our business, results of operations and financial condition.

As of the date of this annual report, COVID-19 continues to be one of the industry’s biggest risks, not only in public health issues, but also in the economic environment. The governments in the markets in which we operate have implemented, and continue to implement, measures to control COVID-19, such as COVID-19 vaccination programs. These measures have stimulated growth in the tourism sector and the demand for air travel. For the year ended December 31, 2022, our ASMs increased by 26.0% and 53.7% compared to the years ended December 31, 2021 and 2020, respectively. We have managed to recover our pre-pandemic capacity.

In 2022, we experienced an increase in demand for travel. However, even with the lift of some restrictions implemented in response to the COVID-19 pandemic, the COVID-19 pandemic continues to negatively impact travel demand. We cannot predict the full extent of the impact that such ongoing pandemic will have on our operational and financial performance. The extent of the impact will depend on a number of developments, many of which could be temporary or permanent and are outside of our control, such as the timing of recovery, the volatility of aircraft fuel prices and, customer behavior and changes in their preferences.

We can offer no assurance that additional travel restrictions, requirements or border closures will not be enacted or reenacted in the countries where we operate, which could result in reduced passenger demand, revenue, and further capacity reductions. In addition, if governments in the markets in which we operate impose total or partial lockdowns in all or part of their respective jurisdictions or shut down airports in response to the COVID-19 pandemic or other public health threats, it may result in our inability to operate flights, which would have a material adverse effect on our business, results of operation and financial condition.

Our business and the airline industry experienced material adverse impacts due to the COVID-19 pandemic. We cannot offer any assurance that these impacts will not intensify to the extent that COVID-19 persists throughout Mexico. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. Furthermore, although our cash flows from operations and our available capital have been sufficient to meet our obligations and commitments to date, our liquidity has been, and may in the future be, negatively affected by the risk factors discussed herein, including risks related to future results arising from the COVID-19 pandemic. If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations. For more information about the current status of COVID-19 in Mexico and its impact on us, see Item 5: “Operating and Financial Review and Prospects—Recent Developments” and “—Uncertanties Affecting Our Business.”

Risks related to our business

We may not be able to implement our growth strategy.

Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. Our growth strategy includes:

●	increasing our flights to markets we currently serve;
●	expanding the number of markets we serve, focusing on new markets where we expect our ultra-low-cost structure to be successful; and
●	acquiring additional aircraft.

We face numerous challenges in implementing our growth strategy, including our ability to:

●	maintain profitability;
●	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;
●	maintain our high level of service notwithstanding the number of different ground transportation services and airport companies that we use in the course of our business;
●	maintain satisfactory economic arrangements (including benefits) with our executives and our union;
●	access sufficient gates, slots and other services at airports we currently serve or may seek to serve;
●	obtain authorization of new routes;

●	manage through, and have adequate response for, global or local pandemics, such as the COVID-19 pandemic;
●	comply with environmental regulations;
●	renew or maintain our Concessions;
●	gain access to international routes;
●	hire, train and retain qualified pilots, flight attendants, maintenance technicians, ground personnel and other personnel; and
●	obtain financing to acquire new aircraft and in connection with our operations.

Our growth depends upon our ability to maintain a safe and secure operation. Failure to hire and retain trained personnel, maintain suitable arrangements with our union, timely secure the required equipment, facilities and airport services in a cost-effective manner, operate our business efficiently or obtain or maintain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. In addition, expansion to new international markets may have other risks due to factors specific to those markets. When entering new international markets, we may be unable to foresee all of the risks associated with such market or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. As a result, we cannot guarantee that we will be able to profitably expand our existing markets or enter new markets.

Our target growth markets are in Mexico, the United States and Latin America, including countries with less developed economies that may be vulnerable to more unstable economic and political conditions, such as significant fluctuations in GDP, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us may adversely affect our ability to implement our growth strategy.

Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We currently expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. However, we cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis or at all, and the failure to do so could harm our business.

Our ultra-low-cost structure is one of our primary competitive advantages and many factors could affect our ability to control our costs.

Our ultra-low-cost structure is one of our primary competitive advantages but we have limited control over many of our costs. For example, we have limited control over the price and availability of fuel, aviation insurance, airport and related infrastructure taxes, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. We cannot guarantee that we will be able to maintain a cost advantage over our competitors. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our fuel hedging strategy may not reduce our fuel costs.

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2022, we did not have hedge positions for our projected fuel requirements.

To the extent we decide to start a hedging program to hedge a portion of our future fuel requirements, such hedging program may not be successful in mitigating higher fuel costs and any price protection provided may be limited due to the choice of hedging instruments and market conditions, including breakdown of correlation between hedging instrument and market price of aircraft fuel and failure of hedge counterparties. To the extent that we decide to use hedge contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such hedge contracts may limit our ability to benefit fully from lower fuel prices in the future. If fuel prices decline significantly from the levels existing at the time we enter into a hedge contract, we may be required to post collateral (margin) beyond certain thresholds. There can be no assurance that our hedging arrangements, if any, would provide any particular level of protection against rises in fuel prices or that our counterparties will be able to perform under our hedging arrangements.

Furthermore, our ability to react to the cost of fuel is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ULCC model. Additionally, deterioration in our financial condition could negatively affect our ability to enter into hedge contracts in the future. As a result, we cannot guarantee that we will be able to secure new fuel derivative contracts or transactions on terms which are commercially acceptable to us or at all.

We have a significant amount of fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airlines are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $449.0 million and U.S. $63.8 million, respectively, in 2022, and have future operating lease obligations aggregating U.S. $2.7 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we ordered from Airbus, IAE International Aero Engines AG, or IAE, and Pratt & Whitney, or P&W, respectively, for delivery over the next eight years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, fuel prices, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

We currently finance our aircraft through operating leases, as well as sale and leaseback arrangements. In the future, we may elect to own a portion of our fleet, as well as continue to lease aircraft through long-term operating leases. We may not be able to obtain lease or debt financing on terms attractive to us or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

Furthermore, upon the adoption of the Cape Town Treaty, an international treaty intended to standardize transactions for movable property such as aircraft and aircraft engines, Mexico selected the Alternative B insolvency provision, which gives more discretion to debtors and local courts to determine if and when defaults must be cured, or the aircraft returned to its owner or creditor. Mexico’s selection of this insolvency provision may limit our access to, or increase our costs of, financing in the event we elect to own a portion of our fleet. Uncertainty regarding the rights of creditors in a Mexican bankruptcy proceeding and the factors discussed above may inhibit our ability to lease or acquire new aircraft on attractive terms or at all, which may have a material adverse impact on our business, financial condition and results of operations. In addition, if we are unable to obtain the financing necessary to acquire an aircraft for which we have entered into a binding purchase agreement and fail to cancel the order or delay delivery of the aircraft, we would be in default under the related purchase agreement. Potential liability for damages in the event of such a default could have a material adverse impact on our financial condition and results of operations.

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun. Routes through these cities make up a large portion of our total routes. The Mexico City International Airport has been declared saturated since 2014 and we cannot guarantee that in the future we may maintain or obtain additional slots in Mexico City. While we were permitted to use additional slots as a result of decreased operations by certain of our competitors facing financial difficulties during the pandemic, we will not be granted historical priority of the slots unless certain conditions are met, including the termination of a waiver of the minimum usage requirement which is currently in place. As such, we can offer no assurance that we will be permitted to continue to use these slots in the future.

In addition, we cannot provide any kind of assurance with respect to the changes, risks and costs related to the operation of Mexico City’s Airport System (Sistema Aeroportuario de la Ciudad de México), including having to operate more than one airport in the Mexico City metropolitan area due to the opening of the Felipe Ángeles International Airport on March 21, 2022, which may have an impact in our business, operation results and financial condition. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. The conditions affecting services at the airports or our slots in these cities, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2022, the average age of our 117 aircraft in service was 5.4 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

Our business could be harmed by a change in the availability or cost of air transport infrastructure and airport facilities.

The lack of adequate air transport infrastructure can have a direct adverse impact on our business operations, including our future expansion plans. The availability and cost of terminal space, slots and aircraft parking are critical to our operations. Additional ground and maintenance facilities, including gates, hangars and support equipment, will be required to operate additional aircraft in line with our expansion plans and may be unavailable in a timely or economic manner in certain airports. Our inability to lease, acquire or access airport facilities on reasonable terms, at preferred times or based upon adequate service, to support our operations and growth could have a material adverse effect on our operations.

Further, the modernization of old airports and the construction of new airports may lead to increases in the costs of using airport infrastructure and facilities and may also result in an increase in related costs, such as landing charges. Such increases may adversely affect our business, results of operations and financial condition. Our ability to pass on such increased costs to our passengers is limited by several factors, including economic and competitive conditions.

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

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. As a result, we cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to maintain or expand our services. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risks having those slots reallocated to other airlines. We may have to amend our schedules, change routes or reduce aircraft utilization slots or other airport resources are not available or their availability is restricted in some way, any of which could have an adverse effect on our business, results of operations and financial condition.

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

In line with industry practice, we leave some business risks uninsured including business interruption, loss of profit, environmental/pollution liability or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. There can also be no assurance that our insurance coverage will cover actual losses incurred. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses which could have a material adverse effect on our financial condition and results of operations.

A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.

We have entered into aircraft and engine operating lease agreements and sale and leaseback arrangements with various lessors. These agreements contain certain events of default and also require us to comply with certain covenants, including covenants triggered by a change of control, during the term of each agreement. The lease agreements generally provide for events of default if:

●	we fail to obtain or maintain the insurance required;
●	we breach any covenant or representation and warranty and do not cure it within the agreed time periods;
●	we do not have unencumbered control or possession of the aircraft or engines;
●	we discontinue (temporarily or otherwise) business or sell or otherwise dispose of all or substantially all of our assets;
●	we no longer possess the licenses, certificates and permits required for the conduct of our business as a certificated air carrier;
●	Volaris Opco experiences a change of control;
●	we fail to pay when due any airport or navigation charges or any landing fees assessed with respect to the aircraft or any aircraft operated by us which, if unpaid, may give rise to any lien, right of detention, right of sale or other security interest in relation to the aircraft or parts thereof;
●	in case of certain insolvency events; and
●	if a material adverse change occurs in our financial condition which, in lessor’s reasonable opinion, would materially and adversely affect our ability to perform our obligations under the lease agreements and related documents.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 11.30 block hours in 2020, 12.53 block hours in 2021 and 13.28 block hours in 2022. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks, changes to supply chain and demand conditions, quality issues related to our limited suppliers or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central and South American countries in which we operate.

The FAA regularly conducts audits of foreign aviation regulatory authorities and assigns an IASA rating to each country. In February 2021, Costa Rica’s IASA rating was upgraded back to Category 1 from Category 2, 21 months, after it was downgraded due to alleged deficiencies in the Costa Rican air safety standards. In May 2021, Mexico’s IASA rating was downgraded from Category 1 to Category 2. Currently, the AFAC is taking steps to address the findings of the FAA. However, this downgrade has prevented us from adding new aircraft, services, or routes to the United States. We cannot assure you that the governments of Mexico, Costa Rica and El Salvador, and the AFAC, the General Directorate of Civil Aviation (Dirección General de Aviación Civil) of Costa Rica and the Civil Aviation Authority (Autoridad de Aviación Civil) of El Salvador in particular, or the aviation authorities in the Central and South American countries in which we operate, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. Mexico´s IASA ratings remains as Category 2 as of the date of this annual report. If the IASA rating of Mexico is not upgraded in the future or if the IASA ratings of Mexico or the other Central and South American countries in which we operate were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, domain names system, revenue management system, flight operations system, enterprise resource planning system, human resources systems, maintenance systems, telecommunications, network, infrastructure, website, app, maintenance systems and check-in kiosks. For our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of passengers, maintain secure information and deliver flight information. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to issue, track and accept these electronic tickets. If our reservation system fails or experiences interruptions or denial of service and we are unable to book seats for any period of time, we could lose significant amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and may experience similar outages in the future. Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

We also rely on third-party service providers of our other automated systems for technical support, software licensing, telecommunications, network, system maintenance, back-office systems and software upgrades. If our automated systems are not functioning or function partially or if the current providers were to fail to adequately provide updates or technical support for any one of our key existing systems, we could experience service disruptions and delays, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as contemplated in the agreements, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

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

Furthermore, our agreements with third parties are subject to termination upon short notice. The loss or expiration of these contracts or any inability to renew them or negotiate and enter into contracts with other providers at comparable rates could harm our business. Our reliance upon others to provide essential services on our behalf also gives us less control over costs, and the efficiency, timelines and quality of contract services.

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

Our non-passenger revenues are generated from (i) air travel-related services, (ii) revenues from non-air-travel related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenues from non-passenger revenues include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. Additionally, services not directly related to air transportation include sales of V-Club memberships and advertising spaces to third parties. Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.

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

In addition, the U.S. Congress and Federal administrative agencies have undertaken investigations of the airline industry practice of unbundling services, including public hearings held in 2010. If new taxes are imposed on non-passenger revenues, or if other laws or regulations are adopted that make unbundling of services impermissible, or more cumbersome or expensive than the new rules described above, our business, results of operations and financial condition could be materially adversely affected. Congressional and other government agency scrutiny may also change industry practice or public willingness to pay for ancillary services. See also “—Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States, Central America and South America may increase our costs significantly in the future.”

Changes in how we or others are permitted to operate at airports could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may be affected by actions taken by the airports’ concessionaires, governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

●	termination of our airport use agreements, some of which can be terminated by the other party or airport authorities with little notice to us;
●	international travel regulations such as customs and immigration;
●	increases in taxes;

●	allocation of slots;
●	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;
●	strikes and other similar disruptions affecting airports;
●	restrictions on competitive practices;
●	hire, train and retain qualified pilots, flight attendants, maintenance technicians, ground personnel and other personnel;
●	the adoption of statutes or regulations that impact customer service standards, including security and health standards and termination of licenses or concessions to operate airports; and
●	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on a limited number of suppliers for fuel, aircraft and engines.

We rely on a limited number of suppliers for fuel, aircraft and engines. We purchase fuel from Airports and Auxiliary Services (Aeropuertos y Servicios Auxiliares), or ASA, which also supplies fuel and fills our aircraft tanks in Mexico, where we do most of the fillings. In the United States, we have entered into fuel supply agreements with suppliers such as World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group and Terpel pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires on December 31, 2023 and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a better price or with better terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative sources of fuel. Currently, no substitute exists for ASA as a fuel supplier in Mexico. We cannot assure you that we will be able to find another fuel provider or, if so, whether we will be able to find one that provides fuel in such a cost-effective a manner as our current agreements with ASA and other fuel providers at all the airports in Mexico where we operate. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319, A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by International Aero Engines, or IAE, and Pratt & Whitney, or P&W.

We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future.

Additionally, global supply chain challenges due to the COVID-19 pandemic, strict lockdown measures in China which slowed down the freight market, the invasion of Ukraine which resulted in international sanctions impacting a portion of the supply chain, among others, have caused shortages to the aircraft and engine manufactures, and as a result may impact our ability to receive aircraft and engines as planned. Our growth plans and operations could be materially affected as a result of the delays caused by shortages.

Furthermore, if any of Airbus, IAE or P&W is unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines or spare parts from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft, engine or spare parts. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be materially affected by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis.

Any real or perceived problem with the Airbus A320 family aircraft or IAE and P&W engines could adversely affect our operations.

We operate an uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Cyber-attacks or other cyber-incidents involving network or information technology security, including breaches in data privacy, could have an adverse effect on our business.

Cyber-attacks or other cyber-incidents involving network or information technology security may cause equipment failures or disruptions to our operations. An increase in the spread and destructiveness of cyberattacks involving critical infrastructure, particularly as remote working and automation increase may affect our ability to operate our networks and as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. Cyberattacks, which include malware, ransomware, computer viruses, phishing, denial of service and other means of disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years. We take preventive response and virus attack recovery actions to reduce the risk of cyber incidents and protect our information technology and networks, but there is always a risk that we may suffer a major cyber-attack that we are unable to repel. The costs associated with a major cyber-attack on us could increase our expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are exposed to the circumstances prevalent in the countries in which we operate. Although the majority of our revenue originates from our Mexican domestic operations, we also conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2022, 33% of our total revenues were attributable to international operations. Like other companies with international operations, political, economic, geopolitical or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity and results of operations.

A change in federal or national government or its conditions and the political party in control of the legislature in any of the countries in which we operate could result in changes to the countries’ economic, political, or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result.

These and other political, economic, social and geopolitical issues have the potential to materially and adversely impact the global economy, financial markets and the overall stability of the countries and regions in which we operate and, in turn, our business, financial condition, liquidity and results of operations.

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

Our business is labor intensive, with labor costs representing 14%, 13% and 10% of our total operating expenses for the fiscal years ended December 31, 2020, 2021, and 2022, respectively. As of December 31, 2022, 78% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana-STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2024 with respect to salaries and February 2025 with respect to benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

Furthermore, changes in labor laws, such as the amendments to Mexican labor laws and other related regulations regarding labor subcontracting in Mexico, could adversely affect our business, results of operations and financial condition.

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

In addition, we expect our quarterly operating results to fluctuate in the future based on a variety of other factors, including:

●	the timing and success of our growth plans as we increase flights in existing markets and enter new markets;
●	changes in fuel, security, health and insurance costs;
●	increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and
●	the timing and amount of maintenance expenditures.

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

We do not have a control group.

Since the completion of our initial public offering on September 23, 2013, we have not had a control group and corporate decisions requiring shareholder approval, such as the election of a majority of the board of directors, are made by the majority of our Series A shareholders, which shares are required to be owned by Mexican nationals. We do not have a control group because holders of ADSs and CPOs do not have voting rights, and the CPOs and ADSs are voted by the CPO trustee in the same manner as the majority of the holders of Series A shares that are not represented by CPOs or ADSs. Thus, there are no large groups holding a large block. Furthermore, it is unlikely that a significant block of shareholders will form in the future because no person or group of persons is permitted to acquire more than 5% of our outstanding capital stock without our board of directors’ consent. As a result, a shareholder or shareholders of a very small number of Series A shares could determine the outcome of any shareholder vote without being a control group.

We are a holding company and do not have any material assets other than the shares of our subsidiaries and our trademarks.

We are a holding company and conduct our operations through a series of operating subsidiaries. We support these operating subsidiaries with technical and administrative services through various other subsidiaries. All of the assets we use to perform administrative and technical services and to operate the concessions and authorizations are held at the subsidiary level. As a result, we do not have any material assets other than the shares of our subsidiaries and our trademarks. Dividends or payments that we may be required to make will be subject to the availability of cash provided by our subsidiaries. Transfers of cash from our subsidiaries to us may be further limited by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against us, the enforcement of any related judgment would be limited to our available assets, rather than our assets and our combined subsidiaries.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

●	changes in the market valuation of companies that provide similar services;
●	economic, regulatory, political and market conditions in Mexico, the United States and other countries;
●	industry conditions or trends;
●	availability of routes and airport space;
●	the introduction of new services by us or by our competitors;
●	real or perceived health and safety standards in air travel and related services;
●	our historical and anticipated quarterly and annual operating results;
●	variations between our actual or anticipated results and analyst and investor expectations;

●	announcements by us or others and developments affecting our business;
●	changes in technology affecting our aircraft;
●	announcements, results or actions taken by our competitors;
●	investors’ perceptions of us or the services we provide;
●	changes in financial or economic estimates by securities analysts;
●	our announcement of significant transactions or capital commitments;
●	currency devaluations and imposition of capital controls;
●	additions or departures of key management;
●	future sales of the ADSs and Series A shares;
●	strategic actions by us or our competitors, such as acquisitions or restructurings;
●	accidents, health concerns, pandemics, and other events affecting airline operations;
●	media reports and publications about the safety of our aircraft or the aircraft type we operate;
●	changes in the price of fuel;
●	announcements concerning the availability of the type of aircraft we use;
●	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or
●	sales of our common stock or other actions by investors with significant shareholdings.

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

In addition, our revolving line of credit with Banco Santander México, or Santander, and Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements” and Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors (i.e., the duty of care and the duty of loyalty, the only duties recognized under Mexican law) have been in existence for a relatively short period of time and the laws concerning such duties are not as developed as the laws in the United States, it is more difficult for minority shareholders to bring an action for breach of fiduciary duties in Mexico as compared to the United States. Also, such actions may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company and not the initiating shareholder). The grounds for shareholder derivative actions under Mexican law are limited. Even though applicable law has been modified to permit shareholder derivative actions, and procedures for class action lawsuits have been adopted in Mexico, there is very limited precedent with regards to such class action lawsuits and how procedures for such suits are followed in Mexico. Therefore, it will be much more difficult for our minority shareholders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.

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

Our interest rate expense for any particular period will fluctuate based on LIBOR, SOFR and other variable interest rates.

A portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, which may be based on the London Interbank Offered Rate, LIBOR, the Secured Overnight Financing Rate, SOFR, and the Tasa de Interés Interbanciaria de Equilibrio, TIIE. LIBOR, tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, market the supply of and demand for credit in the London interbank market and general economic conditions. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. TIIE is determined by the Mexican Central Bank (Banco de Mexico) based on quotes presented by credit institutions. We have not hedged our interest rate exposure with respect to our floating rate debt, except for TIIE. Accordingly, our interest expense for any period will fluctuate based on LIBOR, SOFR, TIIE and other variable interest rates. To the extent the interest rates applicable to our floating rate debt increase, our expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. As of December 31, 2022, all our U.S. dollar-denominated credit facilities bear interest based on SOFR.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR), or the FCA, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR. In 2021, the FCA announced that one-week and two-month U.S. dollar-denominated LIBOR settings will no longer be provided or be representative after December 31, 2021, and that all other remaining U.S. dollar-denominated LIBOR settings will no longer be provided or be representative after June 30, 2023. The U.S. Federal Reserve also advised banks to cease entering into new contracts that use U.S. dollar-denominated LIBOR as a reference rate. In the United States, the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements backed by U.S. Treasury securities, as its preferred alternative rate for U.S. dollar-denominated LIBOR. Working groups formed by financial regulators in other jurisdictions, including the U.K., the European Union, Japan and Switzerland, have also recommended alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar-denominated LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from LIBOR in the coming years, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

If we are classified as a “passive foreign investment company,” or PFIC, U.S. Holders of our ADSs may realize adverse U.S. federal income tax consequences.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the average quarterly value of our assets (which may be determined in part by our market capitalization, which is subject to change) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, subject to certain exceptions, dividends, interest, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2022. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as discussed in more detail in “Taxation—Material U.S. Federal Income Tax Consequences”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs.

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

On September 23, 2013, we and certain of our shareholders completed a dual-listing initial public offering on the NYSE and the Mexican Stock Exchange. We raised approximately U.S. $207.7 million of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A shares in Mexico and (ii) a concurrent international offering of CPOs in the form of ADSs in the United States and other countries outside of Mexico, at a public offering price of U.S. $1.20 dollars per share or U.S. $12.00 per ADS. Each ADS represents ten CPOs and each CPO represents a financial interest in one of our Series A shares. The Series A shares were listed on the Mexican Stock Exchange under the trading symbol “VOLAR” and the ADSs were listed on NYSE under the trading symbol “VLRS.” The Series A shares and ADSs began trading on September 18, 2013.

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

Overview

We are a ULCC incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México, zip code 01210. Our agent in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark Delaware 19711. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 197 and grown our cost-efficient Airbus A320 family aircraft from four to 117 as of December 31, 2022. We currently operate up to 590 average daily flight segments on routes that connect 43 cities in Mexico, 22 cities in the United States, four cities in Central America and two cities in South America. We have substantial market presence in the top five airports in Mexico (based on number of passengers): Cancun, Guadalajara, Mexico City, Monterrey and Tijuana. The main U.S. cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016, and our operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021. We seek to replicate our ultra-low-cost model in Central America and South America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ULCC Frontier, which started operations on August 23, 2018. We expect this agreement, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 22 destinations in the United States and 43 in Mexico, of which 15 coincide with Frontier destinations in both countries. Currently due to the downgrade of Mexico’s IASA rating we are not able to codeshare our flights with Frontier. However, once the Mexico´s IASA rating is upgraded back to Category 1, we believe that the codeshare agreement will enhance the potential for connecting itineraries.

We are one of the lowest unit cost publicly traded operators worldwide, based on CASM. In 2022, our CASM was U.S. $7.95 cents, compared to an average non-stage-length adjusted CASM of U.S. $11.00 cents for the other Latin American publicly traded airlines, including Azul, Copa, and Gol. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Frontier, Spirit, American, Delta, JetBlue, Southwest, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $17.07 cents in 2022. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional Airbus A320neo family aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that our unit cost advantage will allow us to continue to lower base fares, stimulate market demand and increase non-passenger revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and price our base fares to compete with long-distance bus fares in Mexico.

During 2022, our average base fare was U.S. $54, and we regularly offered promotional base fares as low as U.S. $3.9 or U.S. $1.5 for V-Club members, excluding taxes. We have unbundled certain components of our air travel service as part of a strategy to enable our passengers to only pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger revenue and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2022, our average load factor was 85.6%, compared to an average load factor of 81.6% for the other Latin American publicly traded airlines and 83.2% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-passenger revenue and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to low fares, we also aim to deliver a suitable and efficient flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 71.2% on-time performance rate in 2022. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2021 and 2022, we incurred capital expenditures of U.S. $196.3 million and U.S. $353.9 million, respectively, which included acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Mexican Regulation

Operational Regulation

Air transportation services for passengers provided on a regular basis, as opposed to charter flights and permits, are considered a public service in Mexico. To render regular air transportations services, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Mexican Aviation Law (Ley de Aviación Civil) and its regulations, the Mexican Airport Law (Ley de Aeropuertos) and its regulations, the Mexican General Communications Ways Law (Ley de Vias Generales de Comunicación), and applicable Mexican Official Rules (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation is the SICT, acting mainly through the AFAC.

Pursuant to the Mexican Aviation Law, the SICT, through the AFAC, is responsible and has the authority, among others, to (i) impose and conduct the policies and programs for the regulation and development of air transportation services; (ii) grant concessions and permits, oversee compliance with, and, if applicable, resolve amendments to or termination of such concessions or permits; (iii) issue the Mexican Official Rules and other administrative provisions; (iv) provide and control the air navigation services; (v) issue and enforce the safety and health rules that must be observed in air transportation services; (vi) issue certificates of registration, certificates of airworthiness, and certificates to air services providers and declare the suspension, cancellation, revalidation or revocation of such certificates; (vii) maintain and operate the Mexican Aeronautical Registry (Registro Aéronautico Mexicano), where aircraft and leases over aircraft are regulated; (viii) participate in the international agencies and in the negotiation of treaties; (ix) promote the development and training of the aeronautical technical staff; (x) issue and, if applicable, revalidate or cancel the licenses of the aeronautical technical staff; (xi) interpret the Mexican Aviation Law and its regulations for administrative purposes; (xii) authorize the verification visits; (xiii) appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general, and (xiv) approve flight plans.

The AFAC primarily oversees and verifies compliance by the concessionaires, licensees, operators and airline services providers with the Mexican Aviation Law, its regulations, the Mexican Official Rules and any other applicable provisions.

A concession granted by the SICT is required to render domestic and regular air transportation services in Mexico. Any such concession may only be granted to Mexican entities which meet certain technical, financial, legal and administrative requirements that are deemed necessary to adequately provide services with quality, safety, and timeliness.

Other requirements to be met to obtain a concession are (i) the availability of aircraft and aircraft equipment, which is required to comply with technical requirements of safety, airworthiness conditions and environmental conditions; (ii) the availability of hangars, repair shops and infrastructure needed for operations, as well as the availability of technical and administrative staff trained for the operation of the concession; and (iii) experience in the industry. To provide any other air transportation service in Mexico, different from domestic and regular air transportation, a permit from the SICT is required pursuant to the Mexican Aviation Law.

Concession and Permits

Through our subsidiary Volaris Opco, we hold (i) the Concession, which authorizes us to provide domestic regular passenger, cargo and mail air transportation services within Mexico, (ii) a permit for domestic charter air transportation passenger services, and (iii) a permit for international regular passenger and charter passenger air transportation services.

Our Concession was granted by the Mexican federal government through SICT on May 9, 2005. On February 24, 2020, our Concession was extended for a 20-year term starting on May 9, 2020. The Concession authorizes us to use certain aircraft and certain routes. Pursuant to the terms of the Mexican Aviation Law, our Concession, together with specific authorizations granted to us by the AFAC, allow us to provide domestic and international regular air transportation services. Pursuant to our Concession, we have to pay to the Mexican federal government certain fees arising from the services we render. The exhibits to the Concession must be updated each time a new aircraft is operated by Volaris Opco, new routes are added, or existing routes are modified. For more information regarding our aircraft and routes. See Item 4: “Information on the Company—Business Overview.”

The permit for domestic charter air transportation of passengers was granted to us by the SICT on April 16, 2007. Such permit, which does not have a termination date, authorizes certain aircraft to operate and specifies, among other terms and conditions, that Volaris Opco is required to request authorization from the AFAC before carrying out any charter flight.

The permit for international charter air transportation of passengers was granted by the AFAC on June 3, 2009 for an unspecified period of time. Such permit authorizes certain aircraft to operate under such permit and indicates, among other terms and conditions, that Volaris Opco is required to request authorization from the AFAC, before carrying out any charter flight.

In order to operate our aircraft, each aircraft is required to have on board all documents and equipment required by the treaties, the Mexican Aviation Law and all applicable provisions, including its certificate of registration, its certificate of airworthiness, and its insurance policy. We believe we hold all necessary operating and airworthiness authorizations, certificates and licenses, and carry all necessary insurance policies and are operating in compliance with applicable law.

The Mexican Aviation Law provides that concessions and permits may be revoked for any of the following reasons: (i) failure to exercise rights conferred by the concessions or permits for a period exceeding 180 calendar days from the date that such concessions or permits were granted; (ii) failure to maintain in effect the insurance required pursuant to the Mexican Aviation Law; (iii) change of nationality of the holder of the concession or permit; (iv) assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any foreign government or foreign state; (v) assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any person without the approval of the SICT; (vi) applying fares different from the registered or approved fares, as applicable; (vii) interruption of the services without authorization from the SICT, except in the events of acts of God or force majeure; (viii) rendering services different to those set forth in the respective permit or concession; (ix) failure to comply with safety conditions; (x) failure to indemnify from damages arising from the services rendered and (xi) in general, failure to comply with any obligation or condition set forth in the Mexican Aviation Law, its regulations or the respective concession or permit. In the event that our Concession is revoked for any of the reasons specified above, we will not be entitled to any compensation, and we will be unable to continue to conduct our business.

Aircraft

Pursuant to the Mexican Aviation Law and our Concession, all the aircraft used to provide our services must be registered in Mexico with the Mexican Aeronautical Registry and flagged as Mexican aircraft and, if registered in other countries, such aircraft need to be authorized to operate in Mexico. The registration with the Mexican Aeronautical Registry is granted subject to compliance with certain legal and technical requirements. All the aircraft which comprise our fleet as of the date of this annual report have been authorized by and registered with the AFAC.

We have to maintain our aircraft in airworthiness condition. The maintenance must be provided as specified in the manufacturers’ maintenance manuals and pursuant to a maintenance program approved by the AFAC. The AFAC has authority to inspect our aircraft, their maintenance records and our safety procedures. Based on such inspections, the AFAC may declare an aircraft unfit to fly and in certain cases revoke our Concession.

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in existing routes must be approved by the AFAC. Domestic routes are subject to our Concession and the Mexican Aviation Law. International routes to the United States are subject to our Concession, the international routes authorization permits issued by the AFAC, the Mexican Aviation Law and the USA Mexico Bilateral Air Transport Agreement dated December 18, 2015, pursuant to which we were granted a general exemption from the DOT to allow us to operate any route into the United States. The USA Mexico Bilateral Air Transport Agreement provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico. Under the USA Mexico Bilateral Air Transport Agreement any American or Mexican carrier may request authorization to fly between Mexico and the United States.

Fares

According to the Mexican Aviation Law, concessionaries or licensees of air transportation may freely set fares for the services provided by them on terms that permit the rendering of services in satisfactory conditions of quality, competitiveness, safety and consistency. International fares must be approved by the SICT pursuant to applicable treaties except that fares for routes to and from the United States do not require approval or registration from either the SICT or any other authority. The fares (both domestic and international) must be registered with the SICT and be permanently available to users of the services. The SICT may deny the registration of fares set by the concessionaires or licensees if such fares imply predatory or monopolistic practices, dominance in the market from a competition perspective or disloyal competition which prevents the participation in the market of other concessionaires or licensees. The SICT may also set minimum and maximum levels of fares (restricting, in that case, the ability of concessionaires and holders of licenses to freely determine rates), as applicable, for the corresponding services, to promote competition. The fares will describe clearly and explicitly the restrictions such fares are subject to and will remain valid for the time and under the conditions offered. The Mexican Aviation Law provides that in the event that the SICT considers that there is no competition among concession and permit holders, the SICT may request the opinion of the Mexican Antitrust Commission and then approve regulations governing fares that may be charged for air transportation services, thus limiting the ability of participants to freely determine rates. Such regulations will be maintained only during the existence of the conditions that resulted in the negative effects of competition.

Slots

Under Mexican Law, a “slot” is the schedule for the landing and take-off of aircraft. The regulation of the slots is provided by the Mexican Airport Law and its regulations. A slot is assigned to an operator by the airport administrator considering the recommendation of a committee of operations, for the organization and planning of the flights at the relevant airport. According to the regulations to the Mexican Airport Law, the operating rules of each airport in Mexico, must contain the guidelines for the assignment of slots. Therefore, the different airports’ administrations will establish in such guidelines how slots are to be assigned considering (i) the operation schedule of the airport, (ii) safety and efficiency criteria, (iii) capacity of the services providers, (iv) schedule availability, and (v) compliance with the requirements for the assignment of the slots.

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

Foreign Ownership

The Mexican Foreign Investment Law (Ley de Inversión Extranjera) limits foreign investment in companies rendering domestic air transportation services up to 49% of such companies’ voting stock. This limit applies to Volaris Opco, but not to us as a holding company. We, as a holding company, must remain a Mexican-investor controlled entity, as a means to control Volaris Opco. The acquisition of our Series A shares through the CPOs, that strip-out voting rights but grant any and all economic rights, by foreign investors, is deemed neutral, from a foreign investment perspective, and is not, as a result, counted as foreign investment excluded from this restriction. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules. See Item 10: “Additional Information—Memorandum and Articles of Association—Other Provisions—Foreign Investment Regulations.”

Environmental Regulation

We are subject to regulations relating to the protection of the environment such as the Mexican General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the regulations of the Mexican General Law of Ecological Balance and Environmental Protection regarding Environmental Impact, Prevention and Control of Air Pollution and of Hazardous Waste (Reglamentos en Materia de Evaluación del Impacto Ambiental, Prevención y Control de Contaminación del Aire y Desperdicios Peligrosos), the Mexican General Law for Prevention and Handling of Wastes (Ley General de Prevención y Gestión Integral de Riesgos) and the Mexican National Waters Law (Ley Nacional de Aguas) and its regulations, official Mexican standards, international treaties, bilateral agreements and specifically by an Official Rule NOM 036 SICT3 2000 which regulates the maximum limits of the aircraft noise emissions as well as the requirements to comply with such limits. The processes of Operational Control Center, Crew Planning, Pilot Training Planning, Emergency Response Management, Cargo Operations, Monitoring of Gas Emissions into the atmosphere, Fuel Saving Program, Purchase of carbon credits, Environmental programs for waste management and energy management in the Corporate Offices (Ecological Offices) are certified under ISO 9001 and 14001 Standards.

Additionally, Article 151 Bis of the Regulations of the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil) requires that every concessionaire and permit holder report to the AFAC, on an annual basis, the greenhouse emissions produced by the aircraft it operates, as well as the operational, technical, and economic measures required by Mexican law and the international treaties to which Mexico is a party.

Civil Liability

The Mexican Aviation Law, the Warsaw Convention, as amended by the Montreal Convention, and the Mexican Federal Civil Code (Código Civil Federal) set forth guidelines related to the liability of an aircraft operator for damages caused to third parties during its air and ground operations, or resulting from persons or things ejected from the aircraft. Mexican courts, however, have occasionally disregarded these limitations provided by the Warsaw Convention and have awarded damages purely based on the Mexican Federal Civil Code and Mexican consumer protection regulations, resulting in awards of damages higher than those established in the Mexican Aviation Law.

Insurance

Pursuant to Article 74 of the Mexican Aviation Law and ancillary regulations, we are required to maintain insurance policies with reputable insurance companies, covering damages and/or losses for passengers, baggage, cargo and mail, as well as general third-party legal liability, for at least certain minimum amounts. Airlines must submit their insurance contracts to the SICT prior to initiating operations. For international air transport, our insurance must comply with the provisions of the applicable international treaties.

Labor Regulation

We are subject to the provisions of the Mexican Labor Law (Ley Federal del Trabajo) and the provisions contained in the collective bargaining agreements with Sindicato de Trabajadores de la Industria Aeronáutica, Similares y Conexos de la República Mexicana-STIAS. For more information on our relationship with such labor union and our labor collective bargaining agreements. See Item 6: “Directors, Senior Management and Employees—Employees.”

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue permits required for airlines to provide air transportation. We hold a Foreign Air Carrier Permit issued by the DOT that authorizes us to engage in scheduled air transportation of passengers, property and mail between Mexico and the United States.

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

As of the date of this annual report, we had FAA airworthiness certificates for 42 of our aircraft (the remainder being registered with the AFAC in Mexico), we had obtained the necessary FAA authority to fly to all the cities we currently serve, and all our aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and operate in compliance with applicable DOT and FAA regulations, interpretations and policies.

We are also subject to the regulation of the aviation authorities in the Central and South American countries in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in such Central and South American countries.

International Regulation

Our service to the United States is also subject to CBP (a law enforcement agency that is part of the DHS), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo onto our flights.

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

Security Regulation

TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP, background checks and restrictions on carry-on baggage. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $5.60 for air transportation that originates at an airport in the United States. TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot predict what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Environmental Regulation

We are subject to various federal, state and local U.S. laws and regulations administered by numerous agencies relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals,.

U.S. law recognizes the right of airport operators with special noise issues to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restricts the number of flights (except New York’s John F. Kennedy Airport, which restricts the number of flights allowed for capacity reasons, not noise abatement) or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

In 2016, ICAO adopted a resolution creating CORSIA and providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO members on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). In 2016, Mexico signed the “North American Leaders’ Declaration on Climate, Clean Energy and Environment Partnership” and commited to participate in the pilot phase of CORSIA. To the extent any of the countries in which we operate continue to be ICAO member states, we may be affected by regulations adopted pursuant to the CORSIA framework.

In addition, in January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by ICAO. Like the ICAO standards, the EPA standards would not apply to engines in-service aircraft. The EPA standards have been challenged by several states and environmental groups and the Biden administration has announced plans to review the EPA standards, along with other standards issued by the prior administration.

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

Concessions and Permits

Through our subsidiaries Vuela Aviación and Vuela El Salvador, we hold concessions, which authorize us to provide regular passenger, cargo and mail air transportation services in Costa Rica and El Salvador.

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

Taking or Seizure in El Salvador

In accordance with Salvadoran law and Vuela El Salvador´s concession, the Salvadoran government can, temporarily or permanently, seize our assets in El Salvador, specifically when a state of emergency is declared and our assets are determined to be of national interest. A state of emergency could be declared in the event of natural disasters, war, serious disturbances of public order or of imminent danger to national security, internal peace or the national economy. The Salvadoran government must indemnify us following calculations established by law. However, such law is unclear about how compensation is determined and when it is paid.

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

WHERE YOU CAN FIND OTHER INFORMATION

Our website is www.volaris.com. The information and contents on our website are not a part of, and are not incorporated by reference into, this Annual Report. Information we furnish or file with the SEC, including our Annual Reports on Form 20-F, Current Reports on Form 6-K and any amendments to or exhibits included in these reports are available for download, free of charge, on our website soon after such reports are filed with or furnished to the SEC. Our SEC filings, including exhibits filed therewith, are also available at the SEC’s website at www.sec.gov.

B.	Business Overview

Industry

There are two main categories of passenger airlines that operate in the domestic and international Mexican market: (i) the traditional legacy network carriers, which include Grupo Aeroméxico, and (ii) the low-cost carriers, which include VivaAerobus and Volaris. The ULCC business model is a subset of the low-cost carrier market.

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

In recent years, many traditional legacy network carriers globally have undergone significant financial restructuring, including ceasing operations or merging and consolidating with one another. These restructurings have allowed legacy carriers to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure. This has resulted in improved workforce flexibility and reduced costs while simultaneously improving product offerings similar to those of other low-cost carriers. Furthermore, many of the legacy carriers have made these improvements while still maintaining their expansive route networks, alliances and frequent flier programs. One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. The ULCC business model involves, among other things, intense focus on low cost, efficient asset utilization, unbundled revenue sources aside from the basic fare with multiple products and services offered for additional fees. Globally, ULCCs with successful business models include Allegiant, Frontier and Spirit in the United States, Ryanair and Wizz in Europe, and AirAsia in Asia.

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

Economic and Demographic Trends

We believe the Mexican airline industry has strong potential for growth, given the country’s young demographics, the long-term trend for improving macroeconomic base and growing middle class, which will likely facilitate organic expansion of the airline sector. In addition, the national airline industry is relatively underpenetrated when compared to other countries of similar size and demographic characteristics, in terms of trips per capita. These elements combine at a time when the industry is under considerable attrition due in part from some of the legacy operators ceasing operations.

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 1.6% in 2023 and 1.8% in 2024 according to the Mexican Central Bank’s mid-point projections. These estimates are in line with the expected growth of U.S. GDP for 2023 of 0.4% and are in line with the expected growth of U.S. GDP for 2024 of 1.2%, according to the U.S. Federal Reserve. Mexico’s GDP grew at a CAGR of 1.9% from 2010 to 2022, according to INEGI. As of 2020, according to the Censo de Población y Vivienda 2020 of INEGI intercensal survey, approximately 70% of the Mexican population was over 18 years of age, which we believe benefits us by providing a strong base of young, potential passengers in the future. These contrasts favorably with more mature aviation markets like the United States, where approximately 77% of the population is currently over 18 years of age according to the U.S Census Bureau. Additionally, the Mexican aviation market is currently underpenetrated, as evidenced by the number of trips per capita. As of 2019, the World Bank estimated the global average for air trips per capita to be approximately 0.6. However, in the specific case of Mexico, the average number of air trips per capita was around 0.6 in the same year. Such disparity may be attributed to factors such as lower levels of income or less developed air transportation infrastructure.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of the Mexican population. In 2021, (the latest year for which date is available as of the date of this annual report), bus companies transported over 2.58 billion passengers in Mexico in the domestic market, of which approximately 0.67 billion were executive, luxury and first class passenger segments, as measured in segments which include both long-distance (five hours or greater) and short-distance travel, according to the (SICT). We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

In the past the Mexican federal government has made a substantial investment in developing Mexico’s airport infrastructure. In 1998, the Mexican federal government created a program to open Mexico’s airports to private investments. Three private airport operators (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Aeropuertos del Sureste de México, S.A.B. de C.V.) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican federal government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican federal government sold the balance of its holdings to the public via initial public offerings.

The Mexican federal government still manages and operates the Mexico City International Airport, which it considers strategic, as well as other minor airports in the country. We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In September 2014, the Mexican federal government announced the construction of a new international airport for Mexico City to replace the current international airport. In January 2019, the Mexican federal government announced the cancellation of the construction of the new Mexico City International Airport and introduced plans to invest in the expansion of the existing airport and build a new airport in the Mexico City metropolitan area. In March 2022, the first phase of Felipe Angeles International Airport was completed, and it began operations. This new airport is managed and operated by the Mexican federal government.

Airbus expects the Latin America domestic market (Brazil, Central America, Mexico and South America) to have a CAGR of 4.1%, between 2019 to 2041 according to the Airbus Global Services Forecast. The fastest growth is expected to occur within intra-regional flows, supported by the continued growth of low-cost carrier networks. The continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has transformed significantly since the emergence of ultra-low-cost carriers and the exit of more than 10 carriers since 2007. Changes in the Mexican airline competitive environment have resulted in an increase in the domestic market load factor for the remaining carriers. While load factor in Mexico has historically lagged more than that of developed markets, this positive trend will likely drive greater profitability among the remaining airlines in Mexico.

Market Environment

The airline industry is highly competitive. The principal competitive factors in the airline industry include fare pricing, total ticket price, flight schedules, aircraft type, passenger amenities, number of routes/destinations, customer service, safety record and reputation, code-sharing relationships, frequent flier programs and redemption opportunities. The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried, and, as a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, targeted promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per ASM. The prevalence of discount fares can be particularly acute when an airline has excess capacity and is under financial pressure to sell tickets.

In Mexico, the United States and the Central and South American countries in which we operate, the scheduled passenger service market consists of three principal groups of travelers: business travelers, leisure travelers, and VFR travelers. Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers, in addition to lower fares, typically also place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges.

VFR and leisure passengers travel for a number of reasons, including social visits and vacation travel. We believe that VFR and leisure traffic are the most important components of the traffic in the markets we target and serve and are important contributors to our non-passenger revenue production. We estimate that VFR and leisure passengers represent a significant percentage of our total passenger volume. As part of our route development strategy, we target markets that will likely appeal to VFR and leisure travels at price points that were previously not available. This strategy allows us to stimulate demand in new markets by encouraging travel by VFR and leisure travelers.

Domestic passenger volumes have grown in Mexico by a CAGR of 4.9% and international volumes have increased by a CAGR of 4.1% from 2007 to 2022 according to the AFAC. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2007 to 2022:

Passenger Volumes(1)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
(millions of segment passengers)
Domestic	28.1	28.2	24.6	24.6	25.6	28.2	30.6	33	37.3	41.9	45.4	49.7	53.7	28.3	44.4	57.2
% growth increased)	24.0%	0.5%	(12.9)%	0.2%	3.9%	10.3%	8.5%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%	57.2%	28.8%
International	27.2	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.8	45.1	47.6	48.8	20.1	35.8	50.1
% growth increased)	4.4%	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	8.9%	10.4%	5.6%	2.5%	(58.8)%	78.2%	40.0%
Total	55.4	56.2	48.8	50.4	52.4	56.8	61.5	66.6	74.8	82.8	90.4	97.3	102.5	48.4	80.2	107.3
% growth increased)	14.0%	1.5%	(13.1)%	3.2%	4.0%	8.3%	8.3%	8.3%	12.3%	10.7%	9.3%	7.6%	5.4%	(52.8)%	65.9%	33.8%

Source: AFAC – “Traffic Statistics by Airline”

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Latin-American communities in order to stimulate VFR demand and leisure traffic in those markets. During 2022, approximately 70% of international passengers in Mexico flew to the United States, making the United States the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. Many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2020, according to PEW Research Hispanic Center based on U.S. Census Bureau data, and include the following cities:

●	Los Angeles (Los Angeles County, 4.8 million);
●	Houston (Harris County, 2.0 million);
●	Miami (Miami-Dade County, 1.9 million);
●	Chicago (Cook County, 1.4 million);
●	Phoenix (Maricopa County, 1.4 million);
●	Ontario, California (Riverside County, 1.2 million); and
●	Dallas (Dallas County, 1.2 million).

In recent years, we have also been growing our operations in Central and South America.

In 2022, the Mexican ULCCs (Volaris and VivaAerobus) together maintained 71.4% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Volaris	7.74%	11.94%	12.74%	14.71%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.42%	28.31%	31.23%	38.34%	41.22%	41.00%
Grupo Aeroméxico	28.71%	27.74%	32.13%	35.69%	40.07%	37.78%	35.77%	36.04%	33.74%	31.13%	28.96%	27.59%	24.21%	25.31%	27.48%	26.50%
Grupo Mexicana(2)	16.33%	12.81%	11.70%	6.01%	—	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	6.86%	10.62%	12.65%	16.26%	24.78%	23.83%	24.37%	23.69%	24.53%	21.63%	21.18%	20.48%	19.69%	8.75%	—	—
Viva Aerobus	4.33%	4.74%	5.79%	8.80%	11.49%	12.49%	12.19%	11.81%	11.7%	14.25%	16.87%	18.35%	20.12%	24.41%	28.31%	30.40%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Ceased operations in August 2010.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

The airline industry in Mexico has seen sharp attrition, with the exit of nine airlines since 2007, including Grupo Mexicana´s bankruptcy in April 2014, Interjet´s bankruptcy in April 2023 and Transportes Aeromar, S.A. de C.V.’s cessation of operations in February 2023. This allowed us to further expand our international service offering in a very short timeframe.

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Volaris	—	—	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%	39.20%	35.83%
Grupo Aeroméxico	34.05%	31.73%	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%	41.59%	47.63%
Grupo Mexicana(2)	63.85%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	0.10%	0.28%	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%	—	—
Viva Aerobus	—	0.85%	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%	18.11%	15.37%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Ceased operation in August 2010.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers. As of December 31, 2022, we were the fourth largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 26.6% from 2006 to 2022, with approximately 0.9 million booked passengers in 2006 and 31.1 million booked passengers in 2022.

Our Business Model

Our business model is similar to that of other ULCCs operating elsewhere in the world, such as Allegiant, Frontier and Spirit in the United States, Ryanair and Wizz in Europe and AirAsia in Asia. We utilize our ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide suitable and efficient customer service. Our unbundled pricing strategy allows us to provide low base fares and enables our passengers to select and pay for a range of optional products and services for additional fees. We target VFR travelers, cost-conscious business travelers and leisure travelers in Mexico and to select destinations in the United States, Central and South America.

Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay only for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. Higher load factors help us generate additional non-passenger and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

We have a relentless focus on low costs as part of our organizational culture. We are the lowest cost publicly traded airline carrier in Latin America, based on CASM. We are also one of the lowest cost carriers in our target markets in Mexico and the United States, compared to our target market competitors, according to public information available from such competitors. We are able to keep our costs low due to our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.

Since our inception, we have aimed to achieve the following goals:

●	to create a profitable and sustainable business model;
●	to successfully compete by creating structural advantages over other carriers serving Mexico through our ULCC business model;
●	to provide affordable air travel with a suitable and efficient experience for our customers; and
●	to create a dynamic, cost conscious and entrepreneurial working culture for our employees.

Our Strengths

We believe that our strengths are:

Low Cost Structure. We believe that in 2022 we had the lowest cost structure of any Latin American publicly traded airline, with CASM of U.S. $7.95 cents, compared to Azul at U.S. $11.59 cents, Copa at U.S. $10.30 cents, and Gol at U.S. $11.12 cents. In 2022, we also had lower costs than our U.S. based publicly traded target market competitors, including Alaska at U.S. $15.76 cents, American at U.S. $18.20 cents, Delta at U.S. $20.12 cents, Jet Blue at U.S. $14.67 cents, Southwest at U.S. $15.36 cents, Frontier at U.S. $10.62 cents, Spirit at U.S. $11.67 cents, Allegiant at U.S. $12.00 cents and United at U.S. $17.19 cents, according to publicly available financial information.

We achieve our low operating costs in large part due to:

●	Efficient and Uniform Fleet. We operate a uniform and efficient fleet of Airbus A320 family aircraft, which is one of the youngest fleets in the Americas, with an average age of 5.4 years as of December 31, 2022.
●	High Asset Utilization. Our fleet has a uniform, high density seat configuration and we had one of the highest worldwide average aircraft utilization rates at 13.28 block hours per day in 2022.
●	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center or airport service desks as these distribution channels are the lowest cost to us. In 2022, we sold 82.6% of our tickets through these channels. We do not use a global distribution system.
●	Variable, Performance-Based Compensation Structure. We reward our employees based on the contribution they make to our success, rather than seniority, by basing their compensation on their performances each year.

Ancillary Revenue Generation. We have been able to grow our non-passenger revenue by allowing our passengers to choose which additional products and services they purchase and use. Thanks to our “You Decide” (“Tú Decides”) strategy, we have increased average non-passenger revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S. $37.62 in 2022 by, among other things:

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

Core Focus on VFR Travelers, Cost-conscious Business Travelers and Leisure Travelers in High Growth Markets. We primarily target VFR travelers, cost-conscious business travelers and leisure travelers in Mexico and the United States. We believe these demographics represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking.

During 2022, we regularly managed yield and load factor, including through targeted promotional fares that can be as low as U.S. $3.9 or U.S. $1.5 for V-Club members, excluding taxes. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 97,000 points of payment throughout Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash the next day. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from incumbent operators. Based on our 2022 results, we have developed a profitable route network, on an annual basis, and built a leading market share in several of our markets. As of December 31, 2022, we had more than 50% passenger market share in 131 of our 197 routes. As of December 31, 2022, we faced no competition from any other carrier on over 45% of our routes. In 2022, 28.21% of our passenger revenues derived from our U.S. routes and 23.8% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2022, we achieved an average passenger load factor of 85.6% and an average aircraft utilization rate of 13.28 block hours per day with a standard turnaround time between flights of approximately 64 minutes. For our fleet type, our average aircraft utilization rate of 11.29 flight hours per day in 2022 was among the highest worldwide and was 60% higher than the industry average of 6.10 flight hours per day for all Airbus A319 aircraft, 71% higher than the 6.88 flight hours per day for all Airbus A320 aircraft and 37% higher than the 7.11 flight hours per day for all Airbus A321 aircraft, according to Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat better than the lower density configurations flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 71.2% on-time performance rate, 98.3% flight completion rate and a mishandled baggage rate of only 0.7 bags per 1,000 passengers in 2022.

Brand Recognition with a Fast-Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2022, we had approximately 4.8 million fans on Facebook, 2.0 million followers on Twitter, 543.7 thousand followers on Instagram, 47.2 thousand subscribers on YouTube and 45.5 thousand followers on TikTok, which we primarily marketing, customer service and promotion. Our social media reach has been an effective and very low-cost marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on very short notice. We have also established various programs to make air travel more inviting for first time travelers and other passengers who may desire extra services, such as an unaccompanied senior program. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property for the “Volaris” brand.

Solid Balance Sheet. We have a low level of financial debt, since we have principally financed our operations through equity and operating cash flows, and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance new growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2022, we had a balance of U.S. $711.8 million in cash, cash equivalents and restricted cash, representing 25% of our last twelve months operating revenues. Additionally, as of December 31, 2022, our signed credit lines totaled U.S. $859.1 million, which include U.S. $701.2 million were related to financial debt (U.S. $390.3 million are undisbursed) and U.S. $157.9 million were related to letters of credit (U.S. $16.1 million are undisbursed).

Strong Company Culture, Experienced Management Team and Principal Shareholders. We have developed a strong company culture among our employees that is focused on safety, meritocracy, efficiency and profitability, with a significant component of variable, performance-based compensation structure. Our management team has been assembled with experienced executives in their respective fields, including in the aviation, sales and marketing, finance or IT industries in Latin America. In addition, our principal shareholders have extensive prior experience in funding, establishing and leading airline carriers around the world. Their expertise has helped us develop our ULCC business model and allowed us to benefit from their procurement power and relationships with key vendors.

Our Growth Strategy

Our goal is to continue to grow and maintain our leadership position in the Mexican aviation market by operating our ULCC business model and focusing on VFR travelers, cost-conscious business travelers and leisure travelers. The key elements of our growth strategy include:

Remain the ULCC of Choice in our Markets. We strive to remain the low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable, suitable, and efficient travel experience to our customers across our expanding operations in Mexico, the United States, Central America and South America. Our ULCC business model enables us to operate based on the results of our most recently completed fiscal year, at low fare levels, and we intend to continue to maintain low fares to stimulate demand. We believe that we can continue to improve operating efficiencies while maintaining low costs by:

●	deploying additional cost-efficient Airbus A320neo and A321neo aircraft with higher seat density;
●	spreading our low fixed cost infrastructure over a larger scale of operations;
●	contracting operating services functions; and
●	keeping sales and marketing overhead low.

Grow Non-passenger Revenues while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-passenger revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products on which we receive commissions, such as hotel rooms, car rentals and trip interruption insurance. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called V-Club which had approximately 756,000 members as of December 31, 2022. The number of V-Club members increased by 16% in 2022, compared to 2021. In 2021, we introduced a duo membership which current annual cost is of U.S. $64.99 and an exclusive V-Club page where the customer can purchase any of these memberships on a subscription basis and choose whether they want an automatic monthly or annual fee according to their preferences. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-passenger revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

Grow by Stimulating Demand in our Existing Markets. We plan to continue to grow our existing markets by adding routes that connect cities in which we currently have operations and by adding capacity on existing routes where we believe we can continue to stimulate demand. We also intend to continue to aggressively target long-distance bus passengers who we believe may shift to air travel. We set certain promotional fares at prices lower than bus fares for similar routes, and we believe this will encourage bus travelers to switch to air travel.

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 154 Airbus A320 family aircraft that will be delivered over the next eight years, 144 from our purchase agreement with Airbus and ten from lessors order book, including 29 of the next generation Airbus A320neo and 125 of the next generation Airbus A321neo, the delivery of which commenced in 2016 and 2018, respectively. During 2022, we incorporated nine A320neo and nine A321neo into our fleet. In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft (46 A320neo and 34 A321neo), which Airbus committed to deliver between 2022 and 2026.

Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement.

In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 aircraft deliveries between 2020 and 2022.

In November 2021, we entered into a new amendment to the purchase agreement with Airbus to purchase 39 additional A320 family NEO aircraft which Airbus committed to deliver between 2023 and 2029, under this amendment we have the option to purchase 25 additional A320 family NEO aircraft and we exercised our right to convert 20 A320neo aircraft to A321neo, one of which has been delivered as of the date of this annual report. In October 2022, we entered into a new amendment to the agreement with Airbus pursuant to which we exercised our right to purchase 25 additional A321neo aircraft which Airbus committed to deliver in 2030.

Our fleet has reached 120 aircraft as of the date of this annual report. We intend to maintain a young and a common fleet family because we believe it is the most efficient option for our markets and operations.

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

For example, in 2022, we added 25 new routes, including 20 domestic routes and five international routes. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 139 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 152 routes internationally that have stage lengths of at least 410 miles.

Our Operations

Passenger Revenues

Passenger revenues accounted for U.S. $2,739.4 million or 96.2% of our total operating revenues in 2022. VFR traffic makes up the largest component of our customers and we believe that our VFR customers are the most cost conscious and time/schedule flexible of all of our travelers. VFR and leisure, the second largest component of our customers, are stronger during the summer, Christmas and New Year season, followed by Easter and responds well to demand stimulation based on low fares. Cost-conscious business travelers make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include, but are not limited to, fees for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. These fees are recognized as revenue when the obligation of passenger transportation service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

The typical fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are up to U.S. $40, U.S. $60, U.S. $210, U.S. $190 and U.S. $110, respectively. We also make trip insurance by third parties available through our website.

We recognize revenue from V-Club and other similar services as other passenger revenues, when the service is provided.

We generate fees from V-Club, our annual membership subscription service, by charging U.S. $38.99 for individual memberships or U.S. $64.99 for duo memberships and U.S. $159.99 for friends and family. V-Club subscriptions accounted for 0.75% of our other passenger revenues in 2022.

We do not operate a frequent flyer program. However, on January 23, 2023, through our subsidiary Concesionaria, we entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V., or the Supplier, a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V., or FEMSA. Pursuant to such contract, Concesionaria became a participating company in the loyalty program, or the Program, established and managed by the Supplier.

Non-Passenger Revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2022, we derived U.S. $107.7 million, or 3.8%, of our total operating revenues from these sources.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance, rental cars, and advertising spaces to third parties. These revenues, as well as cargo services, are recognized as revenue at the time the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

We make efficient use of extra capacity in our aircraft by carrying cargo on our passenger flights. We offer cargo transportation services on all domestic routes. We outsourced all ground cargo handling services, including storage, to several third-party providers and the related cost of such services are paid by our cargo customers. We offer competitive rates and our services include reception, check-in, shipping and delivery to the final destination.

We also offer charter services, which do not represent a significant part of our total operating revenues.

We also generate revenues from the Volaris affinity credit card, or Volaris INVEX, from multiple revenue streams, including by charging a small fee for purchases made with the card and electronic credit redemptions earned through credit card purchases. Revenue from the Volaris INVEX accounted for 2.8% of our other non - passenger revenues as of December 31, 2022. As of December 31, 2022, we had approximately 756,000 V-Club members and 500,000 Volaris INVEX holders. For more information on V-Club and the Volaris INVEX, see “—Sales, Distribution, Marketing and Advertising—Marketing and Advertising.”

Route Network

We currently serve 71 cities throughout Mexico, the United States, Central and South America. We operate up to 590 average daily segments on routes that connect 43 cities in Mexico and 28 cities in the United States and Central and South America.

The map below sets forth the destinations we currently serve.

Our route network is designed to provide service within Mexico and between Mexico and cities in the United States with large Mexican and Mexican American communities, primarily in California. As part of our point-to-point strategy and route network, we generally offer direct flights between cities with high traffic volumes. We believe this scheduling model allows us to more frequently serve a greater number of cities and to generate higher load factors, enabling us to increase aircraft utilization and providing us with greater flexibility in our scheduling options.

In order to minimize turnaround times, we schedule flights to arrive at each destination and depart a short time later. Many of our evening flights are intended to provide red-eye travel for the longer routes we cover in order to appeal to customers who want to save on lodging expenses. Our day flights allow us to maximize our fleet utilization and utilize the employees at our airports efficiently.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our products through four primary distribution channels:

●	our website and mobile app;
●	our call center;
●	airports; and
●	third parties, such as travel agents.

The following table sets forth the approximate percentage of our ticket sales and applicable fees per distribution source in 2022:

Distribution Source	% of tickets Sold	Fee in dollars(1)
Website and mobile app	79.4%	$0
Call center	2.4%	$15.4
Third-party travel agents	17.4%	$10.3
Airport counters	0.8%	$0
(1)	Standard fee charged per customer.

Our website is our primary platform for ticket sales. Sales through our website and mobile app represent our lowest cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them to our customers.

Our passengers may pay for tickets by credit or debit card at the time of booking on our website or through our call center or in cash within 24 hours at one of the various points of payment located at several different businesses vendors we have made available. In 2022, 93.69% of our sales were paid by credit or with debit card and 6.31% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia to provide our customers with the opportunity to pay in cash for their tickets at over 97,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2022, we paid an aggregate of $1,289.38 million pesos in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link México, S.A. de C.V., or Onelink, for call center services. Pursuant to this agreement, Onelink fields incoming calls from our customers and provides them with information about our fares, schedules and availability. The agreement with Onelink expires in August 2025.

We have signed agreements with Navitaire LLC and Jeppessen Systems AB, major suppliers of IT solutions in the global airline industry. Through these agreements we are provided with technology systems that allow us to conduct our operations.

Pursuant to our agreement with Navitaire LLC, they provide us with reservation services, revenue accounting services and operations management and recovery, as well as certain services related thereto. This agreement expires in February, 2028, unless it is terminated with prior notice subject to certain conditions. The foregoing description of the terms of the agreement with Navitaire LLC is intended as a summary only and is qualified in its entirety by reference to the copy filed as an exhibit to this annual report.

Marketing and Advertising. Our marketing and advertising efforts include the use of the internet, television, radio and billboards. We focus on direct consumer marketing in our targeted markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, Twitter, Google, Instagram, YouTube and TikTok. As of December 31, 2022, we had approximately 4.8 million fans on Facebook, 2.0 million followers on Twitter, 543.7 thousand followers on Instagram, 47.2 thousand subscribers on YouTube and 45.5 thousand followers on TikTok, which we primarily use for marketing, customer service and promotion.

We reach our customers directly by holding promotional events that build brand recognition. We also advertise on billboards, in venues that our core consumers frequently attend, radio, television and shopping malls. We have internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 1.4 million e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost. We recently launched a new marketing campaign, denominated “Precios de otro mundo” that is designed to leverage a pop culture trending topic to enhance engagement on hard sell promotions and fares and “Agárrale el modo a volar 2.0” that was designed to focus on the low–to-middle income traveler, with efforts allocated in new channels and to accelerate the substitution of long-distance bus travel to air travel.

V-Club, our annual subscription-based service, grants members exclusive first access to our lowest fares offerings. In addition, it provides members with guaranteed member-only fare sales and exclusive offers on hotels, rental cars and other travel necessities with YaVas. V-Club members may access their benefits through our website and our mobile app. As of December 31, 2022, we had we had approximately 756,000 V-Club members, an increase of 16% compared to 2021.

We offer two types of Volaris INVEX: the Volaris INVEX 0 and the Volaris INVEX 2.0. The Volaris INVEX 0, which has no annual fee, launched in October 2017, and offers the following benefits:

●	cash back on all purchases;
●	priority boarding in our flights;
●	additional baggage at no cost;
●	deferred payment on purchases with no interest;
●	a 15% discount on the purchase of on-board menu items; and
●	access to the MasterCard Elite lounge at the Mexico City International Airport.

The Volaris INVEX 2.0 launched in March 2015, and in the addition to the benefits listed above, it also offers individual V-Club and LoungeKey memberships at no cost. As of December 31, 2022, there were 500,000 Volaris INVEX holders.

Pricing and Yield Management

Our emphasis on keeping our operating costs low has allowed us to set low base fares and ancillary revenues while achieving and increasing profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the highest revenue per block hour on our flights. Most of our seats are sold in the low and mid fare ranges. Except for special offers and promotions, we do not have advance purchase restrictions, minimum stays or any other fare restrictions, such as required Saturday night stays. For some of our flights, we set very low discounted base fares based on fares charged by bus lines for travel to the same destinations, aiming to expand our customer base by adding customers who have previously used other forms of transportation.

Our base fare (“zero”) includes access to a V-Club membership and one personal item for domestic and international flights. Our customers may purchase additional products and services for a fee by choosing another type of fare (“basic” or “plus”) or by choosing a-la-carte products and services directly at any time before the flight. We increase the prices of these products and services the closer the customer purchases them to the departure date. Some examples of the additional products and services that our customers may purchase include higher baggage allowances, preferred seating, and food, beverages, or other products on board. All of our fares are non-refundable and subject to change fees.

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

Customer Service

We are committed to providing our customers with value for their money and on-time reliable performance. We believe that our low fares initially attract customers and that our exceptional service strengthens customer loyalty and enhances our brand recognition through word-of-mouth as our customers tell others about their experience.

We hire employees who we believe will treat customers in a courteous and friendly manner, and emphasize customer service during their training and as part of our company culture. We call our employees ambassadors. We also focus on other details that can improve the travel experience, including on-line check-in, seat assignment options, e-ticket travel, single-class seating, modern aircraft interiors and discounted shuttle services between certain airports and drop-off zones on certain routes. We provide personalized in-cabin support for customers who need it and the option of special assistance for unaccompanied minors and seniors. We believe our customer relationship management has been a key element of our success.

We are committed to compensating our employees on the basis of their performance, rewarding them for the contribution that they make to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2022, we conducted Net Promoter Score (NPS) surveys during the first and fourth quarters with an average of 45,658 monthly responses; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2020, 2021 and 2022:

	2020	2021	2022
On-time performance(1)	87.9%	77.3%	71.2%
Completion factor(2)	94.6%	97.5%	98.3%
Mishandled baggage(3)	0.6	0.5	0.7
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price (including ancillary services), flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code sharing relationships, and frequent flier programs and redemption opportunities. Our current and potential competitors include traditional network airlines, low-cost carriers, regional airlines and new entrant airlines. We typically compete in markets served by legacy carriers and other low-cost carriers, and, to a lesser extent, regional airlines. Some of our current or future competitors may have greater liquidity and access to capital and serve more routes than we do.

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2022, our CASM was U.S. $7.95, compared to an average CASM of U.S. $11.00 for the other Latin American publicly traded airlines, including Azul, Copa, and Gol. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, American, Delta, Jet Blue, Southwest, Frontier, Spirit, Allegiant and United, which had an average CASM of U.S. $17.07 in 2022.

Our main competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, Viva Aerobus and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, Viva Aerobus and LATAM. Our competitors and the Mexican airline industry as a whole were significantly impacted by the COVID-19 pandemic.

In 2022, the Mexican low-cost carriers (including us) had 71.4% of the domestic market based on passenger flight segments. We had 41.0% of the domestic market which placed us first, according to AFAC. As of December 31, 2022, the number of commercial aircraft in service in Mexico increased to 358, as compared to 310 as of December 31, 2021, according to AFAC. This 15% increase was comprised mainly of narrow body aircraft, including 64 Airbus A320neos, 63 Airbus A320s, 48 Boeing 737s, 31 Airbus A321neos and 19 Airbus A321s. On June 30, 2020, Grupo Aeroméxico, our largest competitor by domestic and international market share in 2019, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022 Grupo Aeroméxico announced that it had concluded its restructuring process. As of December 31, 2022, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect had fleets of 102 and 42 aircraft, respectively, as compared to 79 and 42, respectively, as of December 31, 2021. In addition, Interjet, our second largest competitor by international market share in 2019, has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020, to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. According to media reports, on April 10, 2023, Interjet declared bankruptcy in Mexico. VivaAerobus, our second largest competitor by domestic market share in 2020, has increased their fleet from 55 as of December 31, 2021, to 66 as of December 31, 2022. As of December 2022, our domestic market share decreased 0.2pp to 41% and our international market share decreased 0.2pp to 10%, in each case as compared to our market shares as of December 2021.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 117 aircraft as of December 31, 2022.

As of December 31, 2022, we flew only Airbus A320 family aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

In December 2017, we entered into an agreement with Airbus to purchase 80 aircraft (46 A320neo and 34 A321neo), which Airbus committed to deliver between 2022 and 2026. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement.

In 2020, we amended the agreement with Airbus to reschedule the delivery of 98 aircraft from the order placed in December 2017 and the previous order between 2020 and 2028.

In November 2021, we entered into a new amendment to the agreement with Airbus to purchase 39 additional A320neo family aircraft which Airbus committed to deliver between 2023 and 2029. The new order includes 39 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement. In connection with this amendment, we also exercised our right to convert 20 A320neo aircraft into A321neo aircraft, one of which has been delivered as of the date of this annual report.

In October 2022, we entered into a new amendment to the agreement with Airbus to purchase 25 additional A320neo family aircraft which Airbus committed to deliver in 2030. The new order includes 25 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement.

As of December 31, 2022, our fleet of 117 Airbus narrow-body aircraft consisted of four Airbus A319s (including one owned), 88 A320s (48 of them are NEO) and 25 A321s (15 of them are NEO). We have a young fleet with the average age of our fleet being 5.4 years as of December 31, 2022, compared to an average of 8.0 years for the other Mexican airlines according to the AFAC. A young fleet leads to better performance reliability, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate up to 144 passengers, our Airbus A320s accommodate up to 186 passengers and our Airbus A321s accommodate up to 239 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 27 spare engines (23 of them leased and four owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2006 through December 31, 2022:

Fleet additions
(Returns)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
A319	6	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)	—	(2)
A320	—	—	2	—	—	8	7	7	8	4	8	5	6	3	6	15	9
A321	—	—	—	—	—	—	—	—	—	2	8	—	4	2	—	—	9
Total fleet	6	14	21	21	26	34	41	44	50	56	69	71	77	82	86	101	117

The following table shows the expected development of our fleet as of the date of this annual report from 2023 to 2026 pursuant to our current contracts:

Fleet additions (Returns)	2023E	2024E	2025E	2026E
A319	(1)	(2)	(1)	0
A320	3	0	(1)	(10)
A321	6	15	5	14
Total fleet	125	138	141	145

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including: (i) a revolving line of credit with Santander and Bancomext under which we act as a guarantor and (ii) financing provided by certain lessors in respect of 25 aircraft to be delivered between 2023 and 2025), purchase, sale and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchases, sale and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus, which are sold to lessors and simultaneously leased back through leaseback agreements. We have obtained financing for the pre-delivery payments of all the aircraft to be delivered through 2025. As of December 31, 2022, we had 116 aircraft leased pursuant to long-term lease agreements for an average term of 12.14 years. The operating leases for these aircraft expire between 2023 and 2034. We make monthly lease payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed lease payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

As of December 31, 2022, the purchase agreement with Airbus requires us to accept delivery of 144 Airbus A320 family aircraft in the next eight years (from January 2023 to October 2030). The agreement provides for the addition of 144 aircraft to our fleet as follows: five in 2023, 17 in 2024, 16 in 2025, 27 in 2026, 21 in 2027, 19 in 2028, 14 in 2029 and 25 in 2030. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. Although the purchase agreement with Airbus does not include the option to have fewer aircraft delivered, we cannot guarantee that our fleet will increase as indicated in the table above.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which Airbus committed to deliver between 2022 and 2026. The new order includes 46 A320neo and 34 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022. During 2020, we amended the agreement with Airbus to reschedule 98 aircraft, both from this new 80 aircraft order and the previous order, between 2020 and 2028. In November 2021 we entered into a new amendment to the referred agreement to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised its right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, one of which has been delivered as of this dat. Finally in November 2022, we entered into a new amendment to the referred agreement to purchase 25 additional aircraft, which Airbus committed to deliver in 2030.

We have four scheduled A319 aircraft returns in the next four years: one in 2023, two in 2024 and one in 2025. Additionally, as of the date of this annual report, we have 32 A320 aircraft returns in the next four years: four in 2024, 12 in 2025 and 16 in 2026. We also have eight A321 aircraft scheduled to be delivered in the next four years, one in 2024 and seven in 2026. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, in the past we have been able to lease aircraft from lessors and expect to have flexibility to do so again in the future. For more information on the risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

Maintenance

We have mandated and approved maintenance programs required by the applicable aviation authorities, administered by our maintenance and planning engineering department. Our maintenance technicians undergo extensive initial and ongoing training (as applicable by the aviation regulations) to ensure the safety of our operations. Line maintenance is performed by our qualified technicians, under our repair station certificates issued by the FAA and AFAC and by maintenance providers that hold the necessary certifications.

Aircraft maintenance and repair consists of routine and non-routine works and is mainly divided into three general categories: routine maintenance, major maintenance and component service. Routine line maintenance requirements consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly, and overnight checks, any diagnostics and routine repairs and any unscheduled tasks that are performed as required. Routine line maintenance events are normally performed by in-house mechanics and are primarily completed at the main airports we currently serve, supported by sub-contracted companies. Routine line maintenance also includes scheduled tasks that can take typically from six to 12 days to complete and are required every 24 or 36 months, as applicable, such as 24-month checks and C checks.

Major maintenance consists of a series of more complex tasks, including structural checks of the airframe, that can take up to six weeks to complete and are typically required every six years. Due to our fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient. We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and Lufthansa Technik AG on a power-by-hour basis for component services. We contract with Lufthansa Technik AG for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is a FAA-approved maintenance provider.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 27%, 34% and 46% (including derivative and non-derivative financial instruments for 2020 and 2021) of our total operating expenses in 2020, 2021 and 2022, respectively. We purchase fuel in Mexico from Airports and Auxiliary Services (Aeropuertos y Servicios Auxiliares), or ASA, who is also in charge of supplying it directly to our aircraft in Mexico. As established in our agreement with ASA, the fuel price is determined weekly by ASA based on international prices published by S&P Platt’s, the price of the services is determined by the Ministry of Finance and Public Credit, and the storage costs are determined by the Energy Regulatory Commission. Our agreement with ASA may be terminated without penalty by either party with a 30-days prior notice. We purchase our fuel outside of Mexico under fuel supply service contracts with World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, and Terpel.

Historically, fuel costs have experienced substantial variances, which cannot be predicted with any degree of certainty since it is subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy allows us to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.”

Insurance

We maintain insurance policies we believe are of the types customary in the airline industry and as required by the Mexican and U.S. aviation authorities. We maintain all insurance policies required by the aviation authorities in the markets we operate in, as well as our leasing and financing agreements. We believe that this insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurances can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses.

In connection with our operations, we carry insurance coverage against loss and damages, including those caused by war and terrorist risks or to our passengers or third-party property, for our entire fleet of aircraft, spares and equipment. We also hold non-aviation insurance coverage that includes directors’ and officers’ liability, cyber risk liability, damage to property, vehicles value and liability, life and major medical expenses insurance for our employees.

Events such as conflict between Russia and Ukraine could increase aircraft damage and liability premiums or reduce coverage scope. See Item 3: “Key Information—Risk Factors—Increases in insurance costs and/or significant reductions in coverage would harm our business, results of operations and financial condition.”

Corporate Sustainability Strategy

In 2022, we continue to make efforts to advance the incorporation of our corporate sustainability strategy into the business practices. The strategy is comprised of three main areas: Environmental, Social, and Economic and Corporate Governance pillars, which are aimed at allowing the efforts of the business to be directed toward sustainable future growth while simultaneously creating value for our stakeholders.

The Environmental pillar is defined by our climate change strategy, through which we aim to achieve our commitments related to emissions reduction and respond to regulatory requirements. We have taken the following initiatives:

●	Through our fuel saving program, we manage our jet fuel consumption and aim to reduce carbon emissions. We address this goal by acquiring the best available and cost efficient technology. In 2022, the average age of our fleet was 5.4 years, 54% of our aircraft are NEO and 86% of our aircraft are equipped with sharklets, which are more fuel-efficient and release fewer CO₂ emissions per ASM. Moreover, we implement operational initiatives such as optimal fuel planned arrival, flight techniques, reduction of auxiliary power unit usage, and reduction of onboard weight, among others.
●	We also have initiatives to reduce paper and electricity consumption, reduce waste, promote recycling, and promote efforts of carbon offsetting with our customers. These initiatives include both our practices and those of our third-party partners.
●	Additionally, we manage and improve our environmental programs through the Integrated Airline Management System, which is certified by the ISO 14001 and 9001, and we comply with the applicable regulations and adopted standards and frameworks to disclose information. Moreover, we have third-party limited assurances that support that we are complying with CO2 emissions measurement, as required by the national and international regulations.

In 2021, we joined IATA’s aviation industry initiative Fly Net Zero, to accelerate our climate goals and influence sustainability policy development.

The Social pillar aims to strengthen our commitment to people. This includes our employees, customers, and the communities in which we operate. Our labor practices are designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of: (i) our vision: transcending by creating and materializing the best travel experiences; (ii) our mission: with the best people and at a low cost, we enable more people to travel well; (iii) our behaviors: credibility, respect, impartiality, camaraderie, and pride, and (iv) our pillars: safety, customer service, and sustained profitability.

We seek to attract, develop, and retain the talent of competent and professional people, the driving desire behind our competitive benefits plan that exceeds applicable legal requirements. We are also committed to maintaining the occupational safety and health of our employees. To that end, we have a series of initiatives that are focused on promoting a workplace free of violence and harassment, fostering the conditions necessary for equal opportunities, and providing appropriate and frequent training to assure the sustained well-being of our employees. Additionally, our corporate volunteer program aims to promote a culture of volunteering and a sense of belonging among our employees.

We remain committed to IATA’s “25 by 2025” initiative, which aims to increase the number of women in senior positions and underrepresented areas, such as pilots, technical staff, and STEM (science, technology, engineering, and math) positions, by 25% by 2025.

Relations with the communities in which we operate are integral to our Social pillar. In 2022, we continued extending our community support. With our Avión Ayuda Volaris Program, we utilize available seats in our aircraft to transport free of charge organs and tissues for transplant purposes, volunteers, and medical personnel, and bring humanitarian aid to communities in crisis, including those impacted by natural disasters and other emergencies, through strategic alliances. Moreover, we seek to promote the protection of the rights of young girls and boys who travel with us, to safeguard them from potential human trafficking and commercial sexual exploitation in the context of travel and tourism.

The Social pillar also prioritized the well-being, safety, health, and protection of our customers’ rights. We strive to strictly comply with the highest safety standards as well as domestic and international regulations. In a year of growth for us, as 2022 was, we continued to focus on operational safety, maintained the IOSA certification, and were rated as one of the safest airlines worldwide by Airlineraitings.com.

Through our Economic and Corporate Governance pillar we developed initiatives and actions that allow us to reduce costs, optimize resources, increase operational efficiency and reliability. We also aim to influence the creation of public policies consistent with our corporate sustainability strategy, manage our corporate reputation, and develop clear communication channels with our stakeholders. Moreover, our business values, ethics, and legality are influenced through our anti-corruption and anti-bribery practices, as well as through risk and crisis management systems, as we aim to protect information, and personal data, and transparency in all our processes.

In 2022, these efforts culminated in our current inclusion in the S&P Dow Jones Sustainability Index, as the only airline in the MILA Pacific Alliance Index; in the Total Mexico ESG Index of the Mexican Stock Exchange, and in the FTSE4Good Index.

C.Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as our ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary in Mexico and the United States. Comercializadora is primarily engaged in marketing, advertising and other commercial matters. Volaris Opco and Servicios Corporativos employs some of our employees. Servicios Corporativos renders specialized services to its affiliates. Viajes Vuela performs travel agency services. Comercializadora V. Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employ some of our employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. Vuela El Salvador is incorporated in El Salvador. See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

On July 14, 2021, Volaris Opco and Servicios Administrativos agreed to a merger, with Volaris Opco as the surviving company. The merger took full legal, accounting and tax effect on August 31, 2021, and the accounts of assets, liabilities, and equity of these companies were merged.

On October 5, 2021, we entered into a share transfer agreement to acquire all the capital stock of GDS through our subsidiaries Vuela and Servicios Earhart. Vuela acquired four shares that represent 80% of the subscribed and paid capital of GDS, while Servicios Earhart acquired one share that represents 20% of the subscribed and paid capital of GDS. On June 13, 2022, we increased the capital of GDS and issued 5,790 new shares, all of them acquired by our subsidiary Vuela. The current shares of Vuela represent 99.98% of the subscribed capital of GDS, while the current share of Servicios Earhart represents 0.02% of the subscribed capital of GDS. GDS holds a Certificate of Aeronautical Technical Services Operator and a Certificate / Exploitation Contract, issued by the General Directorate of Civil Aeronautics of Guatemala, which expires on July 26, 2026.

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

●	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus with respect to certain aircraft, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2022
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710*	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711*	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3855	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3866	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3867	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3921	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3853	Pre-delivery payments financing	Mexico	100.00%

*The Trust was terminated on January 21, 2023.

●	Trust for the first issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount Ps.1.5 billion (U.S. $78.5 million, based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019) through Fideicomiso Irrevocable de Administración número CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $157.1 million based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019).

●	Trust for the second issuance of asset backed securities: On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $72.1 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $144.2 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021).

			% Equity
Name	Principal Activities	Country	Interest 2022
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset-backed securities trustee and administrator	Mexico	100.00%

●	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity
Name	Principal Activities	Country	Interest 2022
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”*	Share administration trust	Mexico	100.00%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100.00%

* The Trust was terminated on August 9, 2022.

D.Property, Plants and Equipment

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter, gate space, operations support area and baggage service offices, generally are for terms ranging from one to three years and contain provisions for periodic adjustments of lease rates. We expect to either renew these leases or find alternative space that would permit us to continue providing our services. Under the terms of these leases, we are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft. In addition, we sublease a hangar facility at the Tijuana airport, which expires on July 15, 2027.

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, zip code 01210, where we lease 6,656 square meters pursuant to a lease that is expected to expire in June 2031.

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

Change in presentation currency

As of December 31, 2021, and for all subsequent periods, as permitted by IAS 21, and with the authorization of our board of directors, after considering the favorable opinion of our audit and corporate governance committee, we determined that our functional currency had changed from the Mexican peso to the U.S. dollar.

As of December 31, 2021, our presentation currency remained the Mexican peso, consequently there was no impact on the comparative financial information presented in our annual report for the year ended December 31, 2021. However, effective January 1, 2022, we changed our presentation currency from the Mexican peso to the U.S. dollar as a result of the change in our functional currency from the Mexican peso to the U.S. dollar. The change in presentation currency was applied retrospectively effective January 1, 2020. All periods presented on our consolidated financial statements have been re-presented into the U.S. dollar. We believe the change in presentation currency better reflects our business activities and will facilitate the analysis of our operations to a broad range of users, including, rating agencies, analysts, investors and lenders. The use of the U.S. dollar as presentation currency will also improve the comparison of our consolidated financial statements with those of other global entities. See Note 1 to our consolidated financial statements included elsewhere in this annual report.

Description of Our Principal Line Items

Passenger Revenues

Our passenger revenues include income generated from: (i) fare revenues and (ii) other passenger revenues.

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. 58% of our total operating revenues were derived from passenger fares in 2022. Passenger revenues are based upon our capacity, load factor and the average passenger revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average passenger revenues per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires on the date of the scheduled travel. 38% of our total operating revenues were derived from other passenger revenues in 2022.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2022, we derived U.S. $107.7 million, or 3.8% of our total operating revenues from these sources.

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

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

Operating revenues

	For the Years ended December 31,
	2020	2021	2022
Operating revenues:
Passenger revenues:
Fare revenues	58%	58%	58%
Other passenger revenues	39%	39%	38%
Non-passenger revenues:
Other non-passenger revenues	4%	3%	3%
Cargo	1%	1%	1%
Non-derivative financial instruments:	(2)%	(1)%	0%
Total operating revenues	100%	100%	100%
Other operating income	(3)%	0%	(1)%
Fuel expense, net	30%	28%	46%
Landing, take-off and navigation expenses	18%	13%	13%
Depreciation of right of use assets	22%	12%	11%
Salaries and benefits	15%	11%	10%
Sales, marketing and distribution expenses	8%	4%	4%
Aircraft and engine variable lease expenses	8%	4%	4%
Other operating expenses	5%	3%	4%
Maintenance expenses	5%	4%	3%
Depreciation and amortization	4%	3%	3%
Total operating expenses, net	112%	82%	97%
Operating (loss) income	(12)%	18%	3%
Finance income	0%	0%	0%
Finance cost	(13)%	(6)%	(7)%
Foreign exchange gain (loss), net	1%	(6)%	0%
Income (loss) before income tax	(23)%	6%	(4)%
Income tax benefit (expenses)	6%	(1)%	2%
Net (loss) income	(16)%	5%	(2)%

Revenue Recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once we provide the transportation service or when the non-refundable ticket expires on the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of our tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, we do not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires on the date of the scheduled travel.

We also classify as other passenger revenues “V-Club” and other similar services, which are recognized as revenue over time when the service is provided.

We sell certain tickets with connecting flights with one or more segments operated by other airline partners. For segments operated by one of our airline partners, we have determined that we are acting as an agent on behalf of such airline partner as we are responsible for a portion of the contract (i.e., transportation of the passenger). We as the agent, recognize revenue within other operating revenues at the time of travel, for the net amount retained by us for any segments flown by the other airline.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance, rental cars, and advertising spaces to third parties. These revenues, as well as cargo services, are recognized as revenue at the time the service is provided.

We also evaluate the principal versus agent considerations as it relates to certain non-air travel services arrangements with third-party providers. No changes were identified under this analysis as we are the agent for such services provided by third parties. We are also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets but are not included in passenger revenue. We record a liability upon collection from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

Operating Expenses, net

Our operating expenses consist of the following line items.

Other Operating Income. Other operating income primarily includes the gains from sale and leaseback operations of our aircraft and engines.

Fuel expense, net. Fuel expense is our single largest operating expense. It includes the cost of fuel, fuel taxes, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting and gains and losses that arise from non-derivative financial instruments.

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

Maintenance Expenses. Maintenance expenses includes all parts, materials, repairs and fees for repairs performed by third party vendors directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and includes only routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “Depreciation and Amortization.”

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2020	2021	2022

	(In dollars cents)
Other operating income	(0.2)	(0.0)	(0.1)
Fuel expense, net	1.8	2.2	3.7
Landing, take-off and navigation expenses	1.1	1.1	1.1
Depreciation of right of use assets	1.3	1.0	0.9
Salaries and benefits	0.9	0.9	0.8
Sales, marketing and distribution expenses	0.5	0.3	0.4
Aircraft and engine variable lease expenses	0.5	0.3	0.4
Maintenance expenses	0.3	0.3	0.3
Other operating expenses	0.3	0.2	0.3
Depreciation and amortization	0.2	0.2	0.3
Total operating expenses, net	6.7	6.5	8.1

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Impact of COVID-19. COVID-19 drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets. There have been other broad and continuing concerns related to the COVID-19 effects on international trade (including supply chain disruptions and export levels), travel, restrictions on our ability to access our facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities.

Despite the gradual recovery we saw in ASMs and route operation during 2022, the ongoing COVID-19 pandemic may continue to have a negative impact on our financial condition and results of operations, as a result of the following indicators:

●	a resurgence of COVID-19 infection rates could lead Mexico and the countries in which we operate to return to partial or total lockdowns, which would most likely result in a decrease in demand for our flights and aircraft utilization rate and consequently a decrease in our total operating revenues and a cost increase;
●	any further volatility in the international capital markets could result in (i) the fall of stock prices, including the price of our stock and (ii) financial losses associated with our financial portfolio, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;
●	if our revenues decrease for a significant portion of time, we may have less cash available to meet our obligations under our aircraft and engine lease agreements and additional sources of financing may be difficult to obtain at favorable rates;
●	even after the COVID-19 pandemic eases, there is a risk that we will experience reduced demand in the near to mid-term due to the potential economic impact of the pandemic on the travel industry (business and leisure) and on our customers, as well as customer health concerns about the safety of air travel.

Continued conflict between Russia and Ukraine. Following the recent geopolitical crisis in Eastern Europe, as of February 21, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. On the day after, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with fuel prices surging to their highest level since 2008 amid global concerns on the commodity supply.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 46% of our total operating expense in 2022, and continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

The sensitivity analysis provided below presents the impact of a change of U.S. $0.01 per gallon in fuel market spot price in our financial performance. Considering these figures, an increase of U.S. $0.01 per gallon in the fuel prices during 2021 and 2022 would have impacted our operating expenses in U.S. $2,731 thousand and U.S. $3,399 thousand, respectively.

	For the years ended December 31,
	2021	2022
	Operating costs	Operating costs

	(In thousands of U.S. dollars)
+ U.S. $0.01 per gallon	2,731	3,399
- U.S. $0.01 per gallon	(2,731)	(3,399)

We have been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

We cannot assure that this macroeconomic disruption would not adversely affect our financial performance, since we can neither control nor accurately predict the performance of fuel prices in the global markets or its availability in the airports in which we operate. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating expenses and on our business, results of operations and financial condition.

Along with the cost pressure due to the higher fuel price, this major disruption in the global economy has also raised concerns regarding inflationary pressures and the global economic growth rate. Such disruption in inflation indexes could affect our cost in the near future, as several contracts are subject to annual adjustments based on historical inflation ratios. A reduction in the economy’s growth pace could also adversely impact demand for air transport services, potentially affecting our financial performance.

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

In terms of population dynamics as of 2020, the INEGI intercensal survey revealed that approximately 34% of the Mexican population was under 20 years of age. This presents a favorable outlook as it provides a solid foundation for potential passenger growth. Furthermore, the inflation rate in Mexico in 2022 was 7.82%, based on data from the INEGI. Despite this inflation rate, as of December 31, 2022, Mexico’s international reserves were U.S. $199.1 billion.

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

Our principal competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among Latin American publicly traded airlines. In 2022, our CASM was U.S. $7.95 cents, compared to Azul at U.S. $11.59 cents, Copa at U.S. $10.30 cents, and Gol at U.S. $11.12 cents. We also have lower costs than our publicly traded target market competitors in the United States, including Alaska at U.S. $15.76 cents, Delta at U.S. $20.12, Jet Blue at U.S. $14.67 cents, Southwest at U.S. $15.36 cents, Frontier at U.S. $10.62 cents, Spirit at U.S. $11.67 cents, Allegiant at U.S. $12.00 and United at U.S. $17.19 cents.

Our competitors and the Mexican airline industry as a whole have also been significantly impacted by the COVID-19 pandemic. Our principal competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, Viva Aerobus and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market our principal competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our principal competitors are Avianca and Delta. For the Mexico - South America market our principal competitors are Grupo Aeroméxico, Viva Aerobus and LATAM.

In 2022, the Mexican low-cost carriers (including us) had 71.4% of the domestic market based on passenger flight segments. We had 41.0% of the domestic market which placed us first, according to AFAC. As of December 31, 2022, the number of commercial aircraft in service in Mexico increased to 358, as compared to 310 as of December 31, 2021, according to AFAC. This 15% increase was comprised mainly of narrow body aircraft, including 64 Airbus A320neos, 63 Airbus A320s, 48 Boeing 737s, 31 Airbus A321neos and 19 Airbus A321s. On June 30, 2020, Grupo Aeroméxico, our largest competitor by domestic and international market share in 2019, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022, Grupo Aeroméxico announced that it had concluded its restructuring process. As of December 31, 2022, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect had fleets of 102 and 42 aircraft, respectively, as compared to 79 and 42, respectively, as of December 31, 2021. In addition, Interjet, our second largest competitor by international market share in 2019, has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020, to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. According to media reports, on April 10, 2023, Interjet declared bankruptcy in Mexico. VivaAerobus, our second largest competitor by domestic market share in 2020, has increased their fleet from 55 as of December 31, 2021, to 66 as of December 31, 2022. As of December 2022, our domestic market share decreased 0.2pp to 41% and our international market share decreased 0.2pp to 10%, in each case as compared to our market shares as of December 2021.

We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There are limited passenger rail services in Mexico. There is a large bus industry in Mexico, with total passenger segments of approximately 2.58 billion in 2021 (the latest year for which data is available as of the date of this annual report), of which approximately 69.6 million were executive and luxury passenger segments, according to the SICT in Mexico and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus.

Our main competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska, American, Delta and United. We reached 36.5% market share on the routes that we operate and 12.4% market share considering all routes between Mexico and the United States in 2022, according to the AFAC.

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

Donald Trump became president of the United States on January 20, 2017 and implemented a number of immigration policies that have adversely affected the United States—Mexico travel behavior, especially in the VFR and leisure markets. President Trump was not elected to a second term, and on January 20, 2021, Joseph Biden became the president of the United States. While President Biden has reversed many of President Trump’s immigration policies, we can offer no assurance of the extent to which his administration will continue to do so. President Trump’s immigration policies had a negative impact on our results of operations during 2019 and 2020 and this negative impact continued to some extent in 2021 and 2022 although many of these immigration policies have been reversed by the new U.S. presidential administration.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, and accounted for 27%, 34% and 46% (including derivative and non-derivative financial instruments for 2020 and 2021) of our total operating expenses for 2020, 2021 and 2022, respectively. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining sources located in Mexico and in the United States. For 2023 we expect the fuel prices to remain volatile due to uncertainties regarding the pollical and macroeconomic environment.

During the years ended December 31, 2022 and 2021, we did not enter into new hedging positions for Jet Fuel.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for second and third quarter 2020 and the first quarter of 2021. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second quarter and half of 2020 and second quarter of 2021. Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. As of December 31, 2022, we purchased our domestic fuel under the ASA fuel service contract, and international fuel under the World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group and Terpel fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

Currency fluctuations. The value of the U.S. dollar has been subject to significant fluctuations with respect to the Mexican peso in the past and may be subject to significant fluctuations in the future. If the U.S. dollar increases in value against the Mexican peso, our operating demand could be adversely affected.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. Most of the surplus funds are converted into U.S. dollars. However, we are exposed to fluctuations in exchange rates between the U.S. dollar and the peso.

As of December 31, 2020 and 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.7 billion and U.S. $1.6 billion, respectively. As of December 31, 2022, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion. As a result of either the appreciation or depreciation of the peso against the U.S. dollar in 2020, 2021 and 2022, and our net U.S. dollar liability position, we recorded a foreign exchange gain (loss), net of U.S. $13.6 million, U.S. $(124.2) million and U.S. $(3.6) million, respectively.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, we concluded that these hedging strategies will no longer be effective and accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of U.S. $109 million was reclassified to the consolidated statements of operations, which represented a loss within the foreign exchange (loss) gain, net caption. See Item 3: “Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.”

Maintenance Expenses. We are required to conduct varying levels of aircraft and engine maintenance, which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which they operate (flight duration and frequency of flights). Fleet maintenance requirements may involve short cycle maintenance checks, for example, daily checks, weekly checks, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks. Aircraft maintenance and repair costs for routine and non-routine maintenance are divided into three general categories:

●	Routine maintenance requirements (including line maintenance) consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and checks, performed during the aircraft overnights, diagnostic and routine repairs and any necessary unscheduled tasks performed. These types of line maintenance are currently serviced by our mechanics and are primarily completed at the main airports that we currently serve.
●	Certain maintenance activities, due to limited internal capabilities or capacity, are sub-contracted to qualified maintenance, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that require a hangar to be completed and can take from seven to 14 days to accomplish and are required approximately every 24 or 36 months, such as 24-month checks and C checks. All routine maintenance costs are expensed as incurred.
●	Heavy or major maintenance to the airframe (structural checks) consists of a series of more complex tasks, including structural checks to the airframe, that can take from four to six weeks to accomplish and are generally required approximately every six years. Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized as improvements to leased assets and amortized over the shorter period of the next major maintenance event or the remaining lease term.
●	Engine services are provided pursuant to an engine flight hour agreement that guarantees a cost performance restoration, provides miscellaneous engine coverage, contributes to the cost of foreign objects damage events, ensures protection from annual escalations for engine repair services. We also have a power-by-hour agreement for component maintenance, which guarantees the availability of most of the aircraft parts for our fleet when they are required and provides support for aircraft components to meet redelivery conditions of the leasing contract with a capped cost at the time of redelivery. The costs associated with the miscellaneous engine coverage and the component services agreements are recorded in the consolidated statements of operations.

Due to the young age of our fleet, 5.4 years on average as of December 31, 2022, maintenance expense in 2020, 2021 and 2022 remained relatively low. For the years ended December 31, 2020, 2021 and 2022 we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of U.S. $32.4 million, U.S. $85.9 million and U.S. $138.8 million, respectively. For the years ended December 31, 2020, 2021 and 2022 the amortization of these deferred major maintenance expenses was U.S. $30.5 million, U.S. $40.7 million and U.S. $83.1 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “Other Accounting Polices and Estimates.” In 2020, 2021 and 2022, total maintenance expenses amounted to U.S. $55.2 million, U.S. $96.3 million and U.S. $97.8 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period. However, we estimate that based on our scheduled maintenance events, current major maintenance expense and maintenance-related amortization expense will be approximately U.S. $194.0 million and U.S. $131.1 million, respectively, in 2023.

Aircraft Maintenance Deposits Paid to Lessors. The terms of some of our aircraft lease agreements require us to pay maintenance deposits to lessors to be held as collateral for the performance of major maintenance activities, resulting in our recording significant prepaid deposits on our consolidated statements of financial position. As a result, the cash costs of scheduled major maintenance events are paid well in advance of the recognition of the maintenance event in our results of operations. See Item 5: “Other Accounting Policies and Estimates.”

Ramp-up Period for New Routes. We opened 13 new routes, six new routes and 25 new routes during 2020, 2021 and 2022, respectively. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Return obligations. The aircraft lease agreements also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. We estimate the provision related to aircraft components and engines, overhaul and life limited parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2020, 2021 and 2022, we expensed as variable rent U.S. $66.0 million, U.S. $55.7 million and U.S. $58.7 million, respectively.

Other Accounting Policies and Estimates

Other accounting policies and estimates used in the preparation of our Consolidated Statement Financial Position and Consolidated Statement of Operations are presented as follows:

Aircraft Maintenance Deposits Paid to Lessors. Some of our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid U.S. $35.2 million, U.S. $78.7 million and U.S. $63.8 million in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2020, 2021 and 2022, respectively.

At lease inception and at each consolidated statement of financial position date, we assess whether the maintenance deposit payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance deposit payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance deposits expected to be recovered from lessors are reflected as guaranteed deposits in the accompanying consolidated statement of financial position.

The portion of prepaid maintenance deposits that are deemed unlikely to be recovered, primarily relate to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize is recognized as supplemental rent.

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed U.S. $20.1 million in 2020, U.S. $38.2 million in 2021, and U.S. $48.2 million in 2022 of maintenance deposits as supplemental rent.

As of December 31, 2020, 2021 and 2022 we had prepaid maintenance deposits of U.S. $397.1 million, U.S. $425.4 million and U.S. $441.1 million, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the year ended December 31, 2020, we did not extend the period of lease contracts for aircraft and engines. During the year ended December 31, 2021, we extended the lease period for aircraft and engines, through lease agreements for 15 aircraft and three engines. During the year ended December 31, 2022, we extended the lease period for aircraft and engines, through lease agreements for five aircraft and two engines.

During the year ended December 31, 2022, we added 18 net new aircraft to our fleet. The lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

Aircraft and Engine Maintenance. We account for major maintenance under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage maintenance intervals mandated by the FAA in the United States and the AFAC in Mexico and average removal times suggested by the manufacturer. These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and changes in suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a major maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated useful life would decrease before the next maintenance event, resulting in additional amortization expense over a shorter period.

In 2020, 2021 and 2022, we capitalized costs of major maintenance events of U.S. $32.4 million, U.S. $85.9 million and U.S. $138.8 million, respectively and we recognized amortization expenses of U.S. $30.5 million, U.S.40.7 million and U.S. $83.1 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations. If the amortization of major maintenance expenditures were classified as maintenance expense, they would amount to U.S. $87.9 million, U.S. $137.0 million and U.S. $180.9 million for the years ended December 31, 2020, 2021 and 2022, respectively.

In August 2012, we entered into a total support agreement with Lufthansa Technik AG, or LHT, as amended in December 2016, that expires December 2031, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to our results of operations. As part of this total support agreement, we received credit notes of U.S. $5.0 million in 2022 and of U.S. $1.5 million in 2017, which were deferred on our consolidated statements of financial position and are being amortized on a straight-line basis, prospectively during the term of the agreement.

During 2020, 2021 and 2022, we amortized a corresponding benefit from these credit notes of, U.S. $0.2 million, U.S. $0.2 million and U.S. $0.7, million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

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

During the years ended December 31, 2020, 2021 and 2022, we sold and transferred aircraft and engines to third parties, giving rise to a gain of U.S. $32.7 million, U.S. $9.7 million and U.S. $21.2 million, respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of U.S. $1.5 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2020 and 2021, we amortized a loss of U.S. $0.1 million and U.S. $0.1 million, respectively, as additional aircraft rental expense. During the year ended December 31, 2022, we did not amortize any losses.

i)Share-based payments

Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. Our Equity-settled Transactions include long-term retention plans comprised of: (i) a management incentive plan; (ii) long-term incentive plan; and (iii) a board of directors incentive plan.

a)	Management Incentive Plan

Certain key employees received additional benefits through a Management Incentive Plan, which was classified as an equity-settled. As of the grant date the fair value of the transaction is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. The total cost of the management incentive plan was Ps.2.7 million (U.S. $213 thousand as of December 24, 2012, based on an exchange rate of Ps.12.77 to U.S. $1). This amount was expensed over the vesting period, which commenced retroactively upon consummation of our initial public offering and ended on December 31, 2015.

The factors considered in the valuation model for the management incentive plan included a volatility assumption estimated from historical returns on common stock of comparable companies and other inputs obtained from independent and observable sources, such as Bloomberg. The share spot price fair value was determined using the market approach valuation methodology, with the following assumptions:

2012*
Dividend yield (%)	0.00%
Volatility (%)	37.00%
Risk-free interest rate (%)	5.96%
Expected life of share options (years)	8.80
Exercise share price (in Mexican pesos Ps.)	5.31
Exercise multiple	1.10
Fair value of the stock at grant date	1.73

*  December 24, 2012 defined as the grant date.

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

During 2021, the key employees participating in the management incentive plan exercised 7,653,981 Series A shares. As a result, the key employees paid to the Management Trust Ps.40.7 million (U.S. $1.98 million) corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to such exercised shares as a repayment of our loan with the Management Trust.

At December 31, 2020 and 2021, the shares held in trust to satisfy the management options were considered treasury shares. At December 31, 2020, 7,653,981 share options pending to be exercised were considered as treasury shares. At December 31, 2021, all share options were exercised. On August 9, 2022, the Irrevocable Trust number F-307750 with HSBC Mexico S.A., Institución de Banca Múltiple, was extinguished through payment of the outstanding amounts.

Movements during the year

The following table illustrates the number of share options and fixed exercise prices during the year:

	Number of share	Exercise price		Total in thousands
	options	in Mexican Pesos		of Mexican Pesos
Outstanding as of January 1, 2020	7,653,981	Ps.	5.31	Ps.	40,668
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	—		—		—
Outstanding as of December 31, 2020	7,653,981	Ps.	5.31	Ps.	40,668

Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(7,653,981)		5.31		(40,668)
Outstanding as of December 31, 2021	—	Ps.	—	Ps.	—

b)Long-term Incentive Plan (equity-settled)

In November 2014, we established an equity-settled long-term incentive plan pursuant to which certain of our key executives were granted a special bonus equal to a fair value of Ps.10.8 million (U.S. $797 thousand as of November 11, 2014, based on an exchange rate of Ps.13.58 to U.S. $1) to be used to purchase our shares. On April 21, 2016, an amendment to this plan was approved at our annual ordinary shareholders’ meeting. The key components of the plan are as follows:

(i)	Servicios Corporativos granted a bonus to each key executive.
(ii)

Pursuant to the instructions of such key executives, on November 11, 2014, an amount equal to by Ps.7.1 million (U.S. $520 thousand as of November 11, 2014, based on an exchange rate of Ps.13.58 to U.S. $1) (the fair value of the bonus net of withheld taxes) was transferred to an administrative trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican stock market, based on the instructions of the administration trust’s technical committee instructions.

(iii)

Subject to the terms and conditions set forth in the administrative trust agreement signed in connection thereto, the acquired shares are to be held in escrow in the administrative trust until the applicable vesting period date for each key executive, which is the date as of which each such key executive can fully dispose of the shares as desired.

(iv)

If the terms and conditions set forth therein are not meet by the applicable vesting period date, then the shares will be sold in the Mexican Stock Exchange and Servicios Corporativos will be entitled to receive the proceeds from such sale.

(v)

Each key executive’s account balance will be administered by the administrative trustee, whose objective is to manage the shares granted to each key executive based on instructions set forth by the administrative trust’s technical committee.

The total cost of this plan is Ps.10.8 million (U.S. $797 thousand as of November 11, 2014, based on an exchange rate of Ps.13.58 to U.S. $1). This valuation is the result of multiplying the total number of our Series A shares deposited in the administrative trust and the price per share, plus the balance in cash deposited in the administrative trust. This amount was expensed over the vesting period, which commenced on November 11, 2014 and ended in November 2019.

In November 2020, 2021 and 2022, extensions to this plan were approved by our board of directors. The total cost of each of the extensions approved was U.S. $4.6 million (or U.S. $3.0 million, net of withheld taxes), U.S. $5.1 million (or U.S. $3.3 million, net of withheld taxes) and U.S. $5.7 million (U.S. $3.7 million net of withheld taxes), respectively. Under these extensions, certain of our key employees received granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2020, 2021 and 2022, we recognized U.S. $3.5 million, U.S. $4.4 million and U.S. $5.1 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

Movements during the year

The following table illustrates the number of shares associated with our long-term incentive plan during the year:

Number of
Series A shares
Outstanding as of January 1, 2020	*5,115,191
Purchased during the year	3,159,763
Granted during the year	—
Exercised/vested during the year	(2,142,426)
Forfeited during the year	(327,217)
Outstanding as of December 31, 2020	*5,805,311
Purchased during the year	1,849,417
Granted during the year	—
Exercised/vested during the year	(2,612,575)
Forfeited during the year	(551,732)
Outstanding as of December 31, 2021	*4,490,421
Purchased during the year	4,354,473
Granted during the year	—
Exercised during the year	(2,161,968)
Forfeited during the year	(103,712)
Outstanding as of December 31, 2022	*6,579,214
*

These shares were presented as treasury shares in the consolidated statements of financial position as of December 31, 2020, 2021 and 2022, all are considered outstanding for basic and diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

The vesting period of the shares granted under our equity-settled long-term incentive plan is as follows:

Number of Series A shares	Vesting period
3,084,981	November 2023
2,042,732	November 2024
1,451,501	November 2025
6,579,214

During the year ended December 31, 2022, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. During the year ended December 31, 2020, 2021 and 2022, shares were 327,217, 551,732 and 103,712.

c)	Board of Directors Incentive Plan (BoDIP)

In April 2018, our shareholders at the annual shareholders meeting authorized a stock plan for the benefit of certain independent members of our board of directors, or the BoDIP. The BoDIP was implemented through the execution of: (i) trust agreement number CIB/3081 created by us, as trustor, and CIBanco, S.A., Institución de Banca Múltiple, as trustee, on August 29, 2018; and (ii) a stock purchase agreement between each plan participant and the trustee, under which a plan participant has a period of five years to exercise his/her option to pay a fixed purchase price, with the title to the shares transferring to the plan participant upon payment of such purchase price by the plan participant. As of December 31, 2020, the number of shares held by the trustee was 5,233,693, of which 3,161,349 shares were priced at Ps.9.74; 968,706 shares were priced at Ps.16.80; 977,105 shares were priced at 16.12 and 126,533 shares were priced at Ps.26.29. As of December 31, 2020, there were no exercises under the BoDIP. As of December 31, 2021, the number of shares held by the trustee was 4,589,726, of which 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12 and 126,533 shares were priced at Ps.26.29. The number of shares held by the trustee as of December 31, 2022, was 5,945,417; of which 669,834 shares were priced at Ps.33.80; 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12.; and 812,390 shares for future vesting.

During 2021, the independent members of our board of directors participating in BoDIP exercised 1,254,815 Series A shares. As a result, the independent members of our board of directors paid Ps. $15.9 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to such exercised shares as a repayment of our loan with the Management Trust.

During 2022, the key employees participating in BoDIP exercised 126,533 Series A shares. As a result, the key employees paid Ps. $3.33 million to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to such exercised shares as a repayment of our loan with the Management Trust.

ii)Cash-settled Transactions

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

The carrying amount of the liability relating to these SARs as of December 31, 2020, 2021 and 2022 was U.S. $8.9 million, U.S. $5.9 million and U.S. $1.6 million, respectively. The compensation benefit is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2020, 2021 and 2022 we recorded a expense (benefit) of U.S. $5.4 million, U.S. $(2.9) million and U.S. $(4.3) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2020, 2021 and 2022.

Cash-settled Long-term Incentive Plan

During 2010, we adopted an employee long-term incentive plan, the purpose of which is to retain high-performing employees within the organization by paying incentives depending on our performance. Incentives under this plan were payable in three annual installments, following the provisions for other long-term benefits under IAS 19. During the years ended December 31, 2013 and 2012, we expensed Ps.6.3 million (U.S. $482 thousand as of December 31, 2013, based on an exchange rate of Ps13.07 to U.S. $1) and Ps.6.5 million (U.S. $500 thousand as of December 31, 2013, based on an exchange rate of Ps13.01 to U.S. $1) respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a long-term incentive plan (equity-settled) and long-term incentive plan (cash-settled).

On November 6, 2014, we granted 4,315,264 Series A SARs to key executives. The SARs vest during a three-year period as long as the employee completes the required service period and entitle them to a cash payment. As of the grant date the number of SARs granted under this plan totaled Ps.10.8 million (U.S. $796 thousand as of November 6, 2014 based on an exchange rate of Ps.13.61 to U.S. $1).

Under the plan extensions described above, no SARs were granted to any of our key executives for the years ended December 31, 2020, 2021 and 2022.

The fair value of these SARs is estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, which takes into account the terms and conditions on which the SARs were granted. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2019, was Ps.1.9 million (U.S. $101 thousand as of December 31, 2019, based on an exchange rate of Ps.18.84 to U.S. $1). The compensation cost is recognized in our consolidated statements of operations under the caption of salaries and benefits over the service period. During the year ended December 31, 2020, we recorded benefit of U.S. $(95) thousand in respect of these SARs in our consolidated statements of operations. The retention plan granted in previous periods expired in November 2020.

Derivative and Non-Derivative Financial Instruments and Hedge Accounting

Derivative Financial Instruments and Hedge Accounting. We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted on a daily basis, based on the fair value of the derivative position. As of December 31, 2022, we did not have any collateral recorded as a guarantee deposits associated with jet fuel hedges.

(i)

Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2020, 2021 and 2022, represented 27%, 34% and 46% (including derivative and non-derivative financial instruments for 2020 and 2021) of our operating expenses, respectively. To manage aircraft fuel price risk, we periodically enter into derivatives financial instruments.

During the years ended December 31, 2021 and 2022, we did not enter into hedging positions for Jet Fuel.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our projected consumption for the second and third quarter of 2020 and first quarter of 2021. Additionally, during the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected consumption for the second quarter and half of 2020 and second quarter of 2021.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers

During the years ended December 31, 2021 and 2022, we did not enter into derivative financial instruments to hedge our jet fuel exposure. During the year ended December 31, 2020, the US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options were designated to hedge approximately 3% of our 2021 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options to hedge approximately 3% of projected fuel consumption for 2021.

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

All of our Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2021.

As of December 31, 2020, the fair value of our outstanding US Gulf Coast Jet Fuel 54 Zero-Cost collar options was a loss U.S. $0.5 million, and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

During the years ended December 31, 2020 and 2021, the net cost of these options recycled to our fuel cost totaled U.S. $0.9 million and U.S. $0.6 million, respectively.

During the years ended December 31, 2021 and 2022, there was no cash flow to recycle for the Zero-Cost collar position.

As of December 31, 2019, the amount of benefit hedge was U.S. $6.6 million, and was recycled to the fuel cost in 2021, as these options were expired on a monthly basis and the jet fuel was consumed. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2020 recognized in other comprehensive income totals U.S. $1.1 million. During the year ended December 31, 2021, all the derivative financial instruments were effective.

For the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured all through second quarter of 2021.

(ii)

Foreign Currency Risk. Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities (when revenue or expense is denominated in a different currency than dollars). Exchange exposure relates to amounts payable arising from pesos-denominated and pesos-linked expenses and payments. To mitigate this risk, we may use foreign exchange derivative financial instruments and non-derivative financial instruments.

During the years ended December 31, 2020, 2021 and 2022, the Company did not enter into foreign currency forward contracts.

Our foreign exchange exposure as of December 31, 2020 and 2021, was a net liability position of U.S. $1.7 billion and U.S. $1.6 billion, respectively.

Our foreign exchange exposure as of December 31, 2022, was a net Mexican peso and other currencies liability position of U.S.$0.2 billion.

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

Under the cash flow hedge, or CFH, accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. As of December 31,2020, we recorded the ineffective portion of U.S. $19.1 million, with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption as the hedged item in the consolidated statement of operations.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, we concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of U.S. $109 million was reclassified to the income statement, which represented a loss within the foreign exchange gain (loss), net caption.

See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.”

(iii)

Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion (U.S. $75.2 million based on an exchange rate of Ps.19.94 to U.S. $1 on December 31, 2020) and a fair value of U.S. $16 thousand. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.75 billion (U.S. $133.6 million based on an exchange rate of Ps.20.58 to U.S. $1 on December 31, 2021) and a fair value of U.S. $1.4 million. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. These instruments are included as assets in our consolidated statements of financial position.

The table below presents the payments required by our financial liabilities:

	Within one	One to five
	Year	Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	62,209	75,698	137,907
Asset backed trust note	30,128	86,082	116,210
Working Capital Facilities	18,077	—	18,077
Total	110,414	161,780	272,194

Deferred Taxes. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. At December 31, 2020, 2021 and 2022, we had tax loss carry-forwards amounting to U.S. $97.3 million, U.S. $16.3 million and U.S. $127.9 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the year ended December 31, 2020, we did not use any tax-loss carry-forwards. During the year ended December 31, 2021 and 2022, we used tax-loss carry-forwards of U.S. $94.5 million and U.S. $4.0 million, respectively.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2020, 2021 and 2022, we generated a net operating loss of U.S. $91 thousand, U.S. $32 thousand, and U.S. $10 thousand, respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2020, and 2021, we generated a net operating loss of U.S. $2.8 million and U.S. $5.9 million, respectively, for which have not been recognized as deferred tax assets. For the year ended December 31, 2022, we generated a net operating gain of U.S. $3.9 million for which have not been recognized as deferred tax assets.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2020 and 2021, we generated a net operating loss of U.S. $0.8 million and U.S. $2.6 million, respectively. For the year ended December 31, 2022, we generated a net operating gain for an amount of U.S. $17.1 million.

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

For the years ended December 31, 2020, 2021 and 2022, no impairment charges were recorded in respect of our long-lived assets.

Allowance for Expected Credit Losses. An allowance for expected credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2020, 2021 and 2022, the allowance for credit losses were U.S. $0.6 million, U.S. $0.8 million and U.S. $1.7 million, respectively.

Operating Revenues

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Operating Revenues
Passenger revenues:
Fare revenues	1,265,980	1,661,176	395,196		31.2%
Other passenger revenues	866,944	1,078,251	211,307		24.4%
Non-passenger revenues:
Other non-passenger revenues	76,872	92,977	16,105		21.0%
Cargo	11,882	14,786	2,904		24.4%
Non-derivative financial instruments	(21,378)	—	21,378		n/a
Total operating revenues	2,200,300	2,847,190	646,890		29.4%
Operating Data
Capacity (in ASMs in thousands)	28,096,701	35,280,830	7,184,129		25.6%
% Load factor booked	85%	86%	1	pp
Booked passengers (in thousands)	24,405	31,051	6,646		27.2%
Average passenger revenue per booked passenger	53	54	1		1.9%
Average other passenger revenue per booked passenger	36	35	(1)		(2.8)%
Average total ancillary revenue per booked passenger	39	38	(1)		(2.6)%
Revenue passenger miles (RPMs in thousands)	23,802,381	30,191,210	6,388,829		26.8%

Fare revenues. The 31.2% increase in fare revenues in 2022 was primarily due to a 25.6% growth in our ASM capacity resulting from recovery of passenger demand in our markets, as well as our growth strategy. Additionally, in 2022, our booked passengers increased 27.2%, and our average passenger revenue per booked passenger increased 1.9% as compared to 2021.

Other passenger revenues. The 24.4% increase in other passenger revenues in 2022 was primarily due to higher volume of passengers electing to purchase additional services as a result of a substantial increase in customer demand as compared to 2021.

Other non-passenger revenues. The 21.0% increase in other non-passenger revenues in 2022 was primarily due to higher other services, including increases in advertising spaces to third parties and trip insurance revenues from airport incentives as compared to 2021.

Cargo. The 24.4% increase in cargo revenues in 2022 was primarily due to a higher volume of cargo operations recorded as compared to 2021.

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of dollars, except for % and operating data)
Operating Revenues
Passenger revenues:
Fare revenues	626,909	1,265,980	639,071		101.9%
Other passenger revenues	415,997	866,944	450,947		108.4%
Non-passenger revenues:
Other non-passenger revenues	41,841	76,872	35,031		83.7%
Cargo	9,647	11,882	2,235		23.2%
Non-derivative financial instruments	(19,408)	(21,378)	(1,970)		10.2%
Total operating revenues	1,074,986	2,200,300	1,125,314		104.7%
Operating Data
Capacity (in ASMs in thousands)	18,274,946	28,096,701	9,821,755		53.7%
%Load factor booked	80%	85%	5	pp
Booked passengers (in thousands)	14,712	24,405	9,693		65.9%
Average passenger revenue per booked passenger	44	53	9		20.5%
Average other passenger revenue per booked passenger	28	36	8		28.6%
Average total ancillary revenue per booked passenger	32	39	7		21.9%
Revenue passenger miles (RPMs in thousands)	14,596,745	23,802,381	9,205,636		63.1%

Fare revenues. The 101.9% increase in fare revenues in 2021 was primarily due to a 53.7% growth in our ASM capacity resulting from recovery of passenger demand in our markets, as well as our growth strategy. Additionally, our booked passengers increased 65.9%, and our average passenger revenue per booked passenger increased 20.5% as compared to 2020.

Other passenger revenues. The 108.4% increase in other passenger revenues in 2021 was primarily due to higher volume of passengers electing to purchase additional services as a result of a substantial increase in customer demand.

Other non-passenger revenues. The 83.7% increase in other non-passenger revenues in 2021 was primarily due to higher other services, including increases in advertising spaces to third parties and trip insurance revenues from airport incentives as compared to 2020.

Cargo. The 23.2% increase in cargo revenues in 2021 was primarily due to a higher volume of cargo operations recorded as compared to 2020.

Operating Expenses, net

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Other operating income	(10,758)	(25,066)	(14,308)	133.0%
Fuel expense, net	609,390	1,299,254	689,864	113.2%
Landing, take-off and navigation expenses	296,831	379,108	82,277	27.7%
Depreciation of right of use assets	269,351	320,443	51,092	19.0%
Salaries and benefits	239,215	283,089	43,874	18.3%
Aircraft and engine variable lease expenses	83,373	124,532	41,159	49.4%
Sales, marketing and distribution expenses	96,705	124,287	27,582	28.5%
Other operating expenses	65,858	102,585	36,727	55.8%
Maintenance expenses	96,256	97,783	1,527	1.6%
Depreciation and amortization	57,049	97,486	40,437	70.9%
Total operating expenses, net	1,803,270	2,803,501	1,000,231	55.5%

Total operating expenses, net increased 55.5% in 2022 primarily as a result of growth of operations and other factors described below.

Other Operating Income. The U.S. $14.3 million, or 133.0%, increase in other operating income in 2022 was primarily due to higher sale and leaseback transactions recorded as compared to 2021.

Fuel Expense, net. The 113.2% increase in fuel expense in 2022 was primarily due to a 67.9% increase in the average economic fuel cost per gallon and a 24.3% increase in the gallons of fuel consumed as compared 2021.

During 2022, we did not enter into new derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. In addition, there was no cost of hedging during 2022 as all derivative positions matured through the second quarter of 2021.

Landing, Take-off and Navigation Expenses. The 27.7% increase in landing, take-off and navigation expenses in 2022 was primarily due to a 25.4% increase in our number departures and an increase in the number of airports in which we operated as compared to 2021.

Depreciation of Right of Use Assets. The 19.0% increase in depreciation of right of use assets in 2022 was primarily due to an increase in our fleet size as we incorporated 18 new aircraft and two spare engines to our fleet.

Salaries and Benefits. The 18.3% increase in salaries and benefits in 2022 was primarily driven by a 9.6% increase in the total number of employees, an increase in variable, performance-based compensation of our workforce due to higher operation recorded and increases in annual salaries as compared to 2021. See Item 6: “Directors, Senior Management and Employees—Employees.”

Sales, Marketing and Distribution Expenses. The 28.5% increase in sales, marketing and distribution expenses in 2022 was mainly due to higher marketing and distribution expenses incurred to grow our operating revenue as compared to 2021.

Maintenance Expenses. The 1.6% increase in maintenance expenses in 2022 was driven by the ordinary maintenance activities recorded during 2022.

Aircraft and Engine Variable Lease Expenses. The 49.4% increase in aircraft and engine variable expenses in 2022 was primarily due to higher redelivery costs and resulting from the age of our fleet and supplemental rents recorded as compared to 2021.

Other Operating Expenses. The 55.8% increase in other operating expenses in 2022 was primarily due to an increase in administrative and operational support expenses, and technology and communication expenses as compared to 2021.

Depreciation and Amortization. The 70.9% increase in depreciation and amortization in 2022 was primarily due to higher amortization of major maintenance events associated with the age our fleet. The cost of the major maintenance events is accounted under the deferral method. We recorded amortization of major maintenance lease hold improvements of U.S. $40.7 million and U.S. $83.1 million in 2021 and 2022, respectively.

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of dollars, except for %)
Other operating income	(33,619)	(10,758)	22,861	(68.0)%
Fuel expense, net	321,541	609,390	287,849	89.5%
Landing, take-off and navigation expenses	195,989	296,831	100,842	51.5%
Depreciation of right of use assets	236,417	269,351	32,934	13.9%
Salaries and benefits	163,776	239,215	75,439	46.1%
Sales, marketing and distribution expenses	86,705	96,705	10,000	11.5%
Maintenance expenses	55,227	96,256	41,029	74.3%
Aircraft and engine variable lease expenses	85,957	83,373	(2,584)	(3.0)%
Other operating expenses	54,413	65,858	11,445	21.0%
Depreciation and amortization	42,098	57,049	14,951	35.5%
Total operating expenses, net	1,208,504	1,803,270	594,766	49.2%

Other Operating Income. The U.S. $22.9 million, or 68.0%, decrease in operating income in 2021 was primarily due to lower sale and leaseback transactions recorded as compared to 2020.

Fuel expense, net. The 89.5% increase in fuel expense was primarily due to a 15.0% increase in the average economic fuel cost per gallon and a 54.8% increase in the gallons of fuel consumed as compared to 2020.

During 2021, we did not enter into new derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. In addition, there was no cost of hedging as all derivative positions matured through the second quarter of 2021.

Landing, Take-off and Navigation Expenses. The 51.5% increase in landing, take-off and navigation expenses in 2021 was primarily due to a 57.3% increase in our departures and an increase in the number of airports which we operated as compared to 2020.

Depreciation of right of use assets. The 13.9% increase in depreciation of right of use assets in 2021 was primarily due to the increase in our fleet size, as we incorporated 15 new aircraft and two spare engines to our fleet.

Salaries and Benefits. The 46.1% increase in salaries and benefits in 2021 was primarily driven by a 38.5% increase in the total number of employees, an increase in variable, performance-based compensation of our workforce due to higher operation recorded and increases in annual salaries as compared to 2020. See Item 6: “Directors, Senior Management and Employees.”

Sales, Marketing and Distribution Expenses. The 11.5% increase in sales, marketing and distribution expenses in 2021 was mainly due to higher marketing and distribution expenses incurred to grow our operating revenues as compared to 2020.

Maintenance Expenses. The 74.3% increase in maintenance expenses in 2021 was driven by an increase in our maintenance activities resulting from the age of our fleet.

Aircraft and engine variable lease expenses. The 3.0% decrease in aircraft and engine variable expenses in 2021 was primarily due to lower supplemental rents recorded as compared to 2020.

Other Operating Expenses. The 21.0% increase in other operating expenses in 2021 was primarily the result of an increase in administrative and operational support expenses and other technology and communications expenses as compared to 2020.

Depreciation and Amortization. The 35.5% increase in depreciation and amortization in 2021 was primarily due to higher amortization of major maintenance events associated with the age our fleet. The cost of the major maintenance events is accounted under the deferral method. During 2020 and 2021, we recorded amortization of major maintenance lease hold improvements of U.S. $30.6 million and U.S. $40.7 million, respectively.

Operating Results

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	2,200,300	2,847,190	646,890	29.4%
Total operating expenses, net	1,803,270	2,803,501	1,000,231	55.5%
Operating income	397,030	43,689	(353,341)	(88.9)%

Operating income. As a result of the factors outlined above, our operating income decreased from U.S. $397.0 million in 2021, to U.S. $43.7 million in 2022.

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	1,074,986	2,200,300	1,125,314	104.7%
Total operating expenses, net	1,208,504	1,803,270	594,766	49.2%
Operating (loss) income	(133,518)	397,030	530,548	n/a

Operating (loss) Income. As a result of the factors outlined above, our operating income was U.S. $397.0 million in 2021, as compared to our operating loss of U.S. $133.5 million in 2020.

Financial Results

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Financing results
Finance income	3,531	12,902	9,371	265.4%
Finance cost	(139,374)	(192,535)	(53,161)	38.1%
Foreign Exchange (loss) gain, net	(124,161)	3,581	127,742	n/a
Total financing results	(260,004)	(176,052)	83,952	(32.3)%

Total Financing Results. The 32.3% decrease in our total financing loss in 2022 was primarily due to a decrease in our foreign exchange result as compared to 2021.

As of December 31, 2021, a result of the change in functional currency from the Mexican peso to the U.S. dollar, Volaris Opco concluded that its hedging strategies (non-derivative financial instruments) will no longer be effective, for which reason we recorded the discontinuation of the hedge relationships, which represented a loss of U.S. $109 million within the foreign exchange (loss) gain, net caption.

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of dollars, except for %)
Financing results
Finance income	4,784	3,531	(1,253)	(26.2)%
Finance cost	(138,320)	(139,374)	(1,054)	0.8%
Foreign Exchange gain (loss), net	13,601	(124,161)	(137,762)	n/a
Total financing results	(119,935)	(260,004)	(140,069)	116.8%

Total Financing Results. The 116.8% increase in our total financing loss in 2021 was primarily due to the loss effect resulting from the discontinuation of the non-derivative financial instruments by an amount of U.S. $109 million.

Income Tax Expense and Net Income

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Income (loss) before income tax	137,026	(132,363)	(269,389)	n/a
Income tax (expense) benefit	(30,573)	52,139	82,712	n/a
Net income (loss)	106,453	(80,224)	(186,677)	n/a

During the years ended December 31, 2021 and 2022, we recorded a tax (expense) benefit of U.S. $(30.5) million and U.S. $52.1 million, respectively. The income tax benefit in 2022, as compared to the income tax expense in 2021, resulted mainly from the statutory loss before income tax of the year ended December 31, 2022, the sharp increase in fuel prices, increase in annual inflation effects for tax purposes, including inflation of tax losses, furniture, intangible and equipment, as well as the difference in foreign exchange income (loss) for tax purposes as a result of the difference in functional currency as compared to 2021. As of December 31, 2022, our tax loss carry-forwards amounted to U.S. $127.9 million (U.S. $16.3 million as of December 31, 2021).

During the year ended December 31, 2021 and 2022, we utilized U.S. $94.5 million and U.S. $4.0 million in available tax loss carryforwards. The effective tax rate during 2021 and 2022 was of 22.3% and 39.4%, respectively.

2020 compared to 2021

	For the years ended December 31,
	2020	2021	Variation

	(In thousands of dollars, except for %)
(Loss) income before income tax	(253,453)	137,026	390,479	n/a
Income tax benefit (expense)	61,731	(30,573)	(92,304)	n/a
Net (loss) income	(191,722)	106,453	298,175	n/a

During the years ended December 31, 2020 and 2021, we recorded a tax benefit (expense) of U.S. $61.7 million and U.S. $(30.6) million, respectively. At December 31, 2021, our tax loss carry-forwards amounted to U.S. $16.3 million (U.S. $97.3 million of December 31, 2020).

During the year ended December 31, 2021, we utilized U.S. $94.5 million in available tax loss carry-forwards, whereas during the year ended December 31, 2020, we did not use any available tax loss carry-forwards. The effective tax rate during 2020 and 2021, was of 24.4% and 22.3%, respectively.

B.	Liquidity and Capital Resources Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2020	2021	2022

	(In thousands of dollars)
Net cash flows provided by operating activities	213,749	785,356	613,602
Net cash flows used in investing activities	(3,152)	(134,645)	(130,694)
Net cash flows used in financing activities	(129,568)	(435,184)	(513,088)

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditures consist primarily of the acquisition of flight equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks. We have obtained financing for pre-delivery payments in respect to all the aircraft to be delivered through 2025.

Our cash, cash equivalents and restricted cash decreased by U.S. $29.3 million, from U.S. $741.1 million at December 31, 2021 to U.S. $711.8 million at December 31, 2022. At December 31, 2022, our signed credit lines total U.S. $859.1 million, of which U.S. $701.2 million were related to financial debt (U.S. $390.3 million were undrawn) and U.S. $157.9 million were related to letters of credit (U.S. $16.1 million were undrawn). At December 31, 2021, our signed credit lines totaled U.S. $483.4 million, of which U.S. $338.5 million were related to financial debt of which (U.S. $9.7 million were undrawn) and U.S. $144.9 million were related to letters of credit (U.S. $23.2 million were undrawn).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties and credit risk. At December 31, 2022, 94% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars and 6% were denominated in pesos. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We rely primarily on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities totaled U.S. $785.3 million and U.S. $613.6 million in 2021 and 2022, respectively. Our net operating cash flows decreased primarily due to the loss before income tax recorded during 2022, which was partially offset by higher operating cash flows related to the unearned transportation revenue, and the accounts receivables.

Net cash flows provided by operating activities totaled U.S. $213.7 million and U.S. $785.3 million in 2020 and 2021, respectively. Our net operating cash flows increased primarily due to an increase in income before income tax, and other operating cash flows recorded during 2021.

Net cash flows used in investing activities. During 2022, net cash flow used in investing activities totaled U.S. $130.7 million, which consisted primarily of acquisitions of rotable spare parts, furniture and equipment totaling U.S. $347.1 million, including (i) U.S. $180.5 million in acquisitions of rotable spare parts and major maintenance cost and (ii) U.S. $166.6 million in aircraft pre-delivery payments. Additionally, we acquired intangible assets of U.S. $6.8 million. These acquisitions were partially offset by pre-delivery payments reimbursements of U.S. $221.3 million and other proceeds of U.S. $1.9 million.

During 2021, net cash flow used in investing activities totaled U.S. $134.6 million, which consisted primarily of acquisitions of rotable spare parts, furniture and equipment totaling U.S. $186.2 million, including (i) U.S. $130.5 million in acquisitions of rotable spare parts and major maintenance cost and (ii) U.S. $55.7 million in aircraft pre-delivery payments. Additionally, we acquired intangible assets of U.S. $10.1 million. These acquisitions were partially offset by pre-delivery payments reimbursements of U.S. $43.8 million and other proceeds of U.S. $17.9 million.

During 2020, net cash flow used in investing activities totaled U.S. $3.1 million, which consisted primarily of acquisitions of rotable spare parts, furniture and equipment totaling U.S. $157.1 million, including (i) U.S. $55.4 million in acquisitions of rotable spare parts and major maintenance cost and (ii) 101.7 million in aircraft predelivery payments. Additionally, we acquired intangible assets totaling U.S. $5.8 million. These acquisitions were partially offset by pre-delivery payments reimbursements of U.S. $79.6 million and other proceeds of U.S. $80.2 million.

Net cash flow used in financing activities. During 2022, net cash flows used in financing activities totaled U.S. $513.0 million, which consisted primarily in payments of lease liabilities of U.S. $449.0 million (aircraft and spare engines rent payments), payments of financial debt of U.S. $196.6 million, payments of interest expenses of U.S. $17.6 million and treasury shares purchase of U.S. $5.2 million; which were partially offset by proceeds from financial debt (working capital) under our asset backed trust notes (CEBUR) of U.S. $17.5 million and the proceeds from our financial debt of U.S. $137.9 million related to our revolving credit facility with Santander and Bancomext.

During 2021, net cash flows used in financing activities totaled U.S. $435.1 million, which consisted primarily in payments of lease liabilities of U.S. $459.0 million (aircraft and spare engine rent payment), payments of financial debt of U.S. $76.9 million, payments of interest expenses of U.S. $15.3 million and treasury shares purchase of U.S. $4.4 million; which were partially offset by proceeds from financial debt from working capital under our asset backed trust notes (CEBUR) of U.S. $74.0 million and, proceeds from our financial debt of U.S. $43.6 million related to our revolving credit facility with Santander and Bancomext and proceeds from exercised stock options of U.S. $2.9 million.

During 2020, net cash flows used in financing activities totaled U.S. $129.5 million, which consisted primarily of payments of lease liabilities of U.S. $284.4 million (aircraft and spare engine rent payment), payments of financial debt of U.S. $99.6 million, payments of interest expense of U.S. $13.6 million, and treasury shares purchase of U.S. $4.5 million which were partially offset by proceeds from public offering of U.S. $164.4 million and proceeds from financial debt of U.S. $108.2 million.

Loan Agreements

The revolving credit facility with Santander and Bancomext, dated July 27, 2011, as amended and restated on August 1, 2013 and as further amended on February 28, 2014 and November 27, 2014, under which we were a guarantor, provides financing for pre-delivery payments in connection with our purchase of 19 A320 aircraft. On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of eight additional A320 aircraft. In November 2016, we entered into an additional amendment to such loan agreement to finance the pre-delivery payments for the twenty-two remaining A320 aircraft under the Airbus purchase agreement. In December 2017, we entered an additional amendment to extend the term of the loan agreement to November 2021. In November 2018, we entered an amendment to extend the term of the loan agreement to May 2022. Finally, we entered into one further amendment to this loan agreement in October 2020 to extend the term to October 2022.

The aggregate principal amount of this revolving line is for up to U.S. $183.0 million, of which U.S. $103.7 million is provided by Santander and U.S. $79.3 million by Bancomext. This revolving credit facility bears annual interest at three-month LIBOR plus 260 basis points. The maturity was on October 31, 2022 and it was not extended.

The revolving credit facility with Santander and Bancomext, dated June 8, 2022, under which we are a guarantor, provides financing for pre-delivery payments in connection with our purchase of 13 A320 family aircraft. This revolving credit facility matures on June 8, 2027 and bears annual interest rate at three-month SOFR plus a spread of 298 basis points. This revolving credit facility may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticket VOLARCB 19 in the amount of Ps.1.5 billion (U.S. $77.5 million as of December 31, 2022, based on an exchange rate of Ps.19.36 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV, for an amount of up to Ps.3.0 billion (U.S. $155.0 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to U.S.$1). The notes mature in five years, have principal amortizations of Ps.250.0 million, Ps.500.0 million, Ps.500.0 million and Ps.250.0 million (U.S. $12.9 million, U.S. $25.8 million, U.S. $25.8 million and U.S. $12.9 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to U.S. $1), in 2021, 2022, 2023 and 2024, respectively, and bear annual interest at TIIE 28 days plus 175 basis points.

In December 2019, we entered into a working capital facility with Banco Sabadell, S.A., Institución de Banca Multiple, or Sabadell, with Concesionaria as our obligor in the amount of Ps.200.0 million (U.S. $10.6 million as of December 31, 2019 based on an exchange rate of Ps.18.84 to U.S. $1) and bearing annual interest at TIIE 28 days plus 120 basis points, increased to 300 basis points in June 2020. As of December 31, 2020, we were current with principal and interest payments as well as in compliance with the covenants under our revolving credit facility and working capital facilities. In December 2021, we renewed the working capital facility with Sabadell, bearing annual interest rate at TIIE 28 days plus 240 basis points. As of December 31, 2021, we paid the disbursements made during the year, therefore, it does not have a balance pending settlement. As of December 31, 2022, we had completely disbursed the facility.

On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under t`he ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $77.5 million as of December 31,2022 based on an exchange rate of Ps.19.36 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $155.0 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to U.S. $1). With this second issuance the total amount approved for the program has been reached. The asset backed trust notes mature in five years, have principal amortizations of Ps.83.3 million, Ps.500.0 million, Ps.500.0 million and Ps.416.7 million (U.S. $4.3 million, U.S. $25.8 million, U.S. $,25.8 million and U.S. $21.5 million as of December 31, 2022, based on an exchange rate of Ps.19.36 to U.S. $1) in 2023, 2024, 2025 and 2026, respectively, and bear annual interest at TIIE 28 days plus 200 basis points.

The asset backed trust notes issued in 2021 comply with the Sustainability-Linked Bond Principles 2020, developed by the International Capital Market Association, or ICMA. The notes have Sustainability Objectives, or SPT, for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015 levels. This offering will help us accomplish our long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030, compared to 2015 levels. A feature of the asset backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met for 2022, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The facility agreement with JSA International U.S. Holdings, LLC, dated April 1, 2022, provides financing for pre-delivery payments in connection with our purchase of four A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $53.7 million, which bears annual interest at SOFR plus 300 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3866 for JSA International U.S. Holdings, LLC with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with GY Aviation Lease 1714 Co. Limited, dated April 1, 2022, provides financing for pre-delivery payments in connection with our purchase of five A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $73.6 million and bears annual interest of SOFR plus 425 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3855 for GY Aviation Lease 1714 Co. Limited with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with Incline II B Shannon 18 Limited, dated April 13, 2022, provides financing for pre-delivery payments in connection with our purchase of nine A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $134.5 million and bears annual interest at SOFR plus 390 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3867 for Incline II B Shannon 18 Limited with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited, dated July 27, 2022, provides financing for pre-delivery payments in connection with our purchase of seven A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $123.0 million and bears annual interest at SOFR plus 200 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3921 for Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited with CIBanco, S.A. Institución de Banca Múltiple.

C.	Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” and several additional trademarks and slogans with the trademark offices in Mexico, the United States and in the Central and South American countries in which we operate. Our most important trademark is “Volaris,” as it is the trademark under which the passenger air transportation services we provide are offered and advertised. On April 15, 2021, the Mexican authorities declared the trademark “Volaris” a famous brand, being the first trademark in the Mexican aviation industry to receive such recognition.

We own approximately 287 registrations of word mark, unnamed and mixed trademarks, as well as slogans including “Volaris,” “Volaris (y Diseño),” “Innominada (Diseño de Estrella),” “Volaris carga,” “Volaris TV,” “Volaris cargo,” “Familia de tarifas Volaris,” “Fare Families Volaris,” “Viajes Volaris,” “www.volaris.com.mx,” “V de Volaris,” “Volaris vive viajando,” “Volaris ponle tu nombre a un avión,” “V con todo,” “La Aerolínea Ecológica,” “El lado V de Volaris,” “Tú Decides,” “Volemos juntos,” “V Fundación,” “Volaris negocios,” “Tarifa Limpia,” “Volaris por un Cielo azul,” “#CielitoLimpio,” “Volaris#CielitoLimpio,” “Con Volaris tú pones las promos,” “V. Pass,” “Volemos diferente,” “Hot Tickets,” “Pásate a modo Avión,” “Avión Ayuda Volaris,” “Con Volaris seguro vuelas barato + limpio flexible,” “Con Volaris seguro vuelas flexible,” “Con Volaris seguro vuelas barato,” “Con Volaris seguro vuelas barato + limpio,” “Con Volaris seguro vuelas,” “Entre Nubes,” “Menú Entre Nubes,” “Para vivir viajando,” “To live traveling,” “Volaris Cargo.”

We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and the countries in which we operate in Central and South America. For the development of the issuer our most important trademark is “Volaris,” as it is the trademark under which the passenger air transportation services we provide are offered and advertised.

The validity of the aforementioned trademarks have expiration dates ranging from 2025 to 2032.

For the development of the issuer our most important trademark is “Volaris,” as it is the trademark under which the passenger air transportation services we provide are offered and advertised.

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

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2022:

	Contractual Obligations*
	Payments due by Period
		Less than 1			More than
	Total	year	1 to 3 years	3 to 5 years	5 years

	(In thousands of dollars)
Debt(1)	274,069	112,289	140,260	21,520	—
Lease liabilities(2)	2,708,723	335,620	907,659	400,076	1,065,368
Future lease liabilities(3)	1,300,799	7,977	155,734	216,800	920,288
Flight equipment, spare engines and spare parts purchase obligations(4)	6,825,819	224,629	986,818	2,534,318	3,080,054
Total future payments on contractual obligations	11,109,410	680,515	2,190,471	3,172,714	5,065,710
(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.

(3)	These refer to upcoming lease payments in connection with our committed sale and lease back agreements as of December 31, 2022.
(4)

Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2017, we signed an amendment to our purchase agreement with Airbus to purchase 80 aircraft which Airbus committed to deliver between 2022 and 2026. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022, In November 2021, we entered into a new amendment to the agreement with Airbus to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised our right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, one of which has been delivered as of the date of this annual report. Finally, in October 2022 we entered into a new agreement with Airbus to purchase 25 additional aircraft which Airbus committed to deliver in 2030.

*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled U.S. $11.0 million at December 31, 2022.

In 2023, we expect our capital expenditures, including estimated amounts for contractual prices escalations and pre-delivery payments, to be U.S. $420 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

F.	Safe Harbor

Not applicable.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the LMV. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 14 members, of which 64% are independent.

Under our by-laws and the LMV, any shareholder or group of shareholders representing 10% of our outstanding capital stock, have the right to appoint one director for each such 10% ownership stake.

Set forth below are the name, age, position and biographical description of each of our directors as of the date of this annual report. The business address of our directors is that of our principal office.

Name	Age	Title	Alternate*
Brian H. Franke	59	Chairman
Andrew Broderick	38	Director
Harry F. Krensky	59	Independent Director
Marco Baldocchi Kriete	49	Director	Rodrigo Antonio Escobar Nottebohm
Alfonso González Migoya	78	Independent Director
Stanley L. Pace	69	Independent Director
William Dean Donovan	61	Independent Director
Enrique Javier Beltranena Mejicano	60	President, Chief Executive Officer and Director
José Luis Fernández Fernández	61	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	72	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	72	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	55	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	52	Independent Director
Mónica Aspe Bernal	45	Independent Director
*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has served as a member of our board of directors since 2010 and as Chairman of our board of directors since 2020. He is currently a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke is also a member of the board of directors of Frontier Airlines (USA), JetSMART Airlines (South America), Cebu Pacific Airlines (Philippines) and APiJET. He previously served on the board of directors of Tiger Airways Holdings (Singapore) from 2008 to 2010 and Tiger Airways Australia from 2009 to 2010. Prior to that, Mr. Franke was vice president of Franke & Company inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a B.S. in Business from the University of Arizona and a M.A. in International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment Committee.

Andrew Broderick. has served as a member of our board of directors since 2023. Mr. Broderick is a Managing Director of Indigo Partners LLC, a private equity fund focused on air transportation, which he joined in July 2008. He has served on the board of directors of Frontier Airlines Holdings, Inc., an airline based in the United States, since January 2018; JetSMART Airlines SpA, an airline based in Chile, since September 2018; Wizz Air Holdings Plc, an airline based in Europe, since April 2019; and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020. Additionally, Mr. Broderick serves on various committees of these companies, including finance, sustainability and culture, safety and security, and compensation committees. Prior to joining Indigo, Mr. Broderick was employed at a macroeconomic hedge fund and a stock-option valuation firm. Mr. Broderick holds a B.S. in Economics and a B.A. in Spanish from Arizona State University and a Masters of Business Administration from the Stanford Graduate School of Business.

Harry F. Krensky is one of our co-founders and has served as a member of our board of directors since our establishment in 2005 and is member of our corporate governance committee. He is also a member of the board of directors of Traxion, MasAir, Merited and Kidzania. Mr. Krensky is founder and managing partner of the private equity firm Discovery Americas. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. Mr. Krensky holds a B.A. in Government from Colby College, a MSc from the London School of Economics and Political Science and a M.B.A. from the Columbia University Graduate School of Business.

Marco Baldocchi Kriete has served as a member of our board of directors since 2020. He is the chief executive officer of Central American Comercial, S.A. de C.V, a high growth retail company that operates more than 400 locations in Central America, Colombia and Peru. He has previously served on the board of directors of Onelink Holdings, Avianca Holdings S.A. (previously AviancaTaca Holding S.A.) from 2010 to 2014. He was a founder member of Transactel Inc. and board member of Banco Agricola from 2003 to 2007. He is currently a member of the board of directors of Aeromantenimiento (MRO Holdings, Inc.). Mr. Baldocchi holds a B.A. in Arts from Vanderbilt University and a M.B.A. from the Kellogg School of Management at Northwestern University.

Alfonso González Migoya has served as a member of our board of directors since 2014. He previously served as Chairman of our board of directors from 2014 to 2020. He is also a member of the board of directors of FEMSA, Coca Cola FEMSA and Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), among others. Mr. Gonzalez previously served as chief executive officer and chairman of the board of directors of Grupo Industrial Saltillo, and as executive vice president of Grupo Financiero Bancomer. He has also held various senior roles in Grupo ALFA. Mr. González holds a B.S. in Electromechanical Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a M.B.A. from Stanford University Graduate School of Business.

Stanley L. Pace has served as a member of our board of directors since 2017. He is a partner at Bain & Company where he has served as a member and chair of most of its key governance board of directors. Mr. Pace was the founder of the transformation and airline practices at Bain & Company and has led many of its largest and most successful relationships and transformations. Mr. Pace served as the chief executive officer of ATA from 1996 to 1997, at that time, ATA was the largest charter airline in the world. Mr. Pace holds a B.A. in Accounting and Finance from University of Utah -BYU, where he graduated as valedictorian, and a M.B.A. from Harvard Business School, where he graduated with high distinction.

William Dean Donovan has served on our board of directors since 2010 first as an alternate director and then as a full director starting in 2017. In 2009, Mr. Donovan joined the board of Prophet Brand Strategy, a marketing consultancy. At Prophet, he sits on the compensation committee and chaired the capital committee, which provided board oversight for the recapitalization of the company. He served on the board of the Metropolitan Bank from 2008 to 2015, where he chaired the compensation committee. He co-founded Volaris in 2005. Mr. Donovan worked with Bain & Company from 1989 to 2003. He was Managing Director of Bain Africa from 1999 to 2002, worked with aerospace clients, and led Bain’s aviation practice and auto practice at various times. Mr. Donovan co-founded Casino Marketing Alliance, a provider of analytics services to the casino industry. Mr. Donovan has served as COO of Nimblefish Technologies, a specialized micromarketing agency and as CEO of SearchForce, a paid search workflow and optimization platform. Mr. Donovan currently leads DiamondStream Partners, an investment firm that specializes in aviation and aerospace technology. In this role, he assists companies focused on mid-mile freight, electric and hybrid electric propulsion, aircraft maintenance, revenue management, fleet management, irregular operations, unmanned aircraft, aerial inspection, drones, and the energy transition. He sits on the board or advises the following aviation and aerospace companies GPMS, Verdego Aero, Ampaire, Wingtra, Stellar Labs, SwissDrones, and Volantio, He has previously served as Chairman and on the compensation committee of Stellar Labs. He is a frequent speaker on the future of aviation and aerospace. Mr. Donovan holds a B.A. in Rhetoric and Economics from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and a M.B.A. from the Wharton School of the University of Pennsylvania.

Enrique Beltranena is one of our co-founders and has served as our Chief Executive Officer since 2006 and as a member of our board of directors since 2016. He previously worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s, he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States, as well as the certification of the aeronautic authorities in Central America and Mexico and the compliance of the OACI regulation. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. In 2017, Mr. Beltranena participated in one of the biggest joint negotiations for the purchase of single aisle aircraft with Airbus. In 2009, Mr. Beltranena was awarded the Federico Bloch Award by the Latin American & Caribbean Air Transport Association. Mr. Beltranena was named to the Ernst & Young’s Entrepreneur of The Year Hall of Fame in 2012 after winning the 2011 Mexico Entrepreneur of the Year award. He also received the National Order of Merit (Knight’s Badge) from the President of France in 2014. In 2017, he was president of the Board of Directors of IPADE-UP Business School. He is currently a member of the IATA Board of Governors, where he has been a keynote speaker at the Flight Safety Foundation in 2018. In 2022, he participated as a mentor of IATA Board of Governors, in order to incorporate the vision of the CEOs in safety within the aviation. In February 2022, he started as national counselor of the Coordinating Council of Women Entrepreneurs.

José Luis Fernández Fernández has served as a member of our board of directors as an independent director since 2012 and is also the chairman of our audit committee. Mr. Fernandez is also a member of the audit committees of several companies where he oversees cybersecurity issues, among other matters. These companies include Grupo Televisa, S.A.B. de C.V., and he is also an alternate member of the board of directors of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing partner of Chevez Ruiz Zamarripa. Mr. Fernández holds a Public Accounting Degree (Licenciatura en Contaduría) from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants. Mr. Fernandez participated in the “Director Development Program” offered by the Center of Excellence in Corporate Governance and the Mexican Stock Exchange, as well as in the “Introduction to the Stock Market” course offered by the same institution. In addition, he attended the “Corporate Governance and Performance Program” organized by the Yale University School of Business

Joaquín Alberto Palomo Déneke has served as a member of our board of directors since 2005 and is a member of our audit committee. He is also a member of the board of directors of Aeroman and of Banco Agrícola in El Salvador. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo has negotiated the financing of more than U.S. $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo holds a B.S. in Agricultural Economics from Texas A&M University.

John A. Slowik has served as a member of our board of directors since 2012 and is a member of our audit committee. Prior to joining our board, Mr. Slowik has had over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. Mr. Slowik’s experience includes corporate and investment banking, where his activities involved public and private market capital raising, highly structured debt issuance, aircraft leasing, principal investment, mergers and acquisitions advisory work and restructuring troubled situations in and out of court. His cross-cultural experiences include managing teams of bankers and professionals while executing various transactions for clients in Central and South America, North America, Western Europe, the Middle-East and the Asia and Pacific regions. Mr. Slowik is also a member of the board of directors and chairman of Turbine USA LLC, private commercial jet engine leasing company operating out of Ireland and the United States, respectively. He is also an alternate director of Rotor Engine Securitization Ltd., a private commercial jet engine leasing company operating out of Ireland. Mr. Slowik is a member of the board of directors and chairman of the audit committee of Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system connecting Nome to Prudhoe Bay and a terrestrial fiber optic cable system connecting Prudhoe Bay to Fairbanks, Alaska, a role which includes oversite for the company’s cybersecurity platforms and policies. Mr. Slowik serves as a senior advisor to volofin Capital Management Ltd., a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market. He is a licensed, but now inactive private pilot. Mr. Slowik has a B.S. in Mechanical Engineering from Marquette University and a M.B.A. from the Kellogg School of Management at Northwestern University.

Ricardo Maldonado Yañez has been member of our board of directors since 2018 and is the chairman of our corporate governance committee. He is a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., since 1999. Mr. Maldonado served as Secretary of the Board of Mexicana de Aviación from 2006 to 2010; represented the Mexican Ministry of Communications and Transportation and Grupo Aeroportuario del Centro Norte, in its initial public offering in 2006, and the Mexican Ministry of Communications and Transportation in the sale of its remaining 11% equity interest in Grupo Aeroportuario del Sureste through a follow-on offering in 2005. Mr. Maldonado focuses his practice in M&A, securities and corporate governance matters, and is a member of the Board of ICA Tenedora, one of Mexico’s largest construction and engineering companies and of Grupo Aeroportuario del Centro Norte, an operator of 13 airports in Mexico, where he also chairs the Corporate Practices, Finance and Sustainability Committee. Mr. Maldonado is a member of the National Association of Corporate Directors and of the International Corporate Governance Network (ICGN). He has a master’s degree (LL.M.) from the University of Chicago Law School, a corporate law diploma from the Instituto Tecnológico Autónomo de México (ITAM) and a lawyer’s degree from the Universidad Nacional Autónoma de México (UNAM).

Guadalupe Phillips Margain has served as a member of our board of directors since 2020. She is the Chief Executive Officer of ICA Tenedora, S.A. de C.V., and also a member of the board of directors. She previously worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Innova, and Grupo Axo. Ms. Phillips holds a Law Degree (Licenciatura en Derecho) from the Instituto Tecnológico Autónomo de México a M.A.L.D. (Master of Arts in Law and Diplomacy) and a Ph.D. from The Fletcher School of Law and Diplomacy, Tufts University.

Mónica Aspe Bernal has served as a member of our board of directors since April 2020 and is a member of our corporate governance committee. She is the Chief Executive Officer of AT&T Mexico and serves in the boards of Nemak and Sky Mexico. She previously was Mexico’s Ambassador to the OECD. She served as Vice-Minister in the former of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a B.A. in Political Science from Instituto Tecnológico Autónomo de México and a M.A. in Political Science from Columbia University.

Senior Management

Our executive officers are appointed by our board of directors, pursuant to a proposal made by the former compensation and nominations committee (as of April 2023, the proposal will be made by the corporate governance committee), for an indefinite term and may be removed by our board of directors at will, provided the corresponding severance payments are made, if applicable, in accordance with Mexican labor law and the applicable labor contract.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above, as of the date of this annual report. The business address of our executive officers is that of our principal office.

Name	Age	Title
Enrique Beltranena	60	President, Chief Executive Officer and Director
Holger Blankenstein	48	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	53	Senior Vice President Chief Financial Officer
José Luis Suárez	55	Senior Vice President Chief Operating Officer
José Alejandro de Iturbide	56	Vice President and Chief Legal Officer
Jimmy Zadigue	50	Internal Audit Director

Holger Blankenstein has served as our Executive Vice President Airline Commercial and Operations since 2018, in charge of our commercial, digital, operations, customer service and maintenance areas. Prior to his current role, Blankenstein served as Chief Commercial Officer from 2009 to 2017, leading the areas of sales, marketing, planning, itineraries, revenue management and cargo and leading the IT department. Blankenstein has been with us since our founding in 2005 and was part of the team that took us public in 2013. Before 2005, he was Director of Strategic Development at TACA International Airlines in El Salvador, from 2003 to 2005, where he led many key projects such as the integrated airline systems migration, TACA’s maintenance business growth strategy and the business plan for Volaris. He began his career as a consultant for Bain & Company in 1998 in the Munich office. Blankenstein transferred to the Sydney office in 2000. He was involved with assignments in financial services, automotive and retail industries. Blankenstein holds a B.S. in Business and Economics from Goethe University and a M.B.A. from the University of Iowa.

Jaime E. Pous has served as our Chief Financial Officer since 2021. He previously served as our interim Chief Financial Officer from June 2020, he joined in 2013 as our General Counsel and served as our Chief Legal Officer and Corporate Affairs Senior Vice President from 2016 to 2020. Additionally, he served as secretary of our board of directors from 2018 to 2022 and as secretary of our audit and corporate governance committee from 2013 to 2022. Prior to joining us, he worked at Grupo Televisa, where he was legal director from 1999 to 2012. Mr. Pous holds a licenciatura in law from the Instituto Tecnológico Autónomo de México and a LL.M. from The University of Texas at Austin, School of Law.

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

José Alejandro de Iturbide has served as our Vice President Chief Legal Officer since 2021 and as Secretary of our board of directors since April 2022. Mr. Iturbide served as General Counsel, Managing Director and Secretary of the board of directors of Grupo Financiero Citibanamex, having also served as General Counsel in Mexico at General Electric and Barclays Capital, among others. Mr. de Iturbide received and holds a licenciatura in law from the Universidad Nacional Autónoma de México and an LL.M. from the University of Notre Dame, School of Law (Program in London, England).

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

Activities of Senior Management

Our chief executive officer and members of our senior management (directivos relevantes) are required to focus their activities on creating value and could be liable for damages to the company for:

●	favoring a shareholder or group of shareholders;

●	approving transactions between the company (or its subsidiaries) with related persons without satisfying legal requirements, such as obtaining a fairness opinion and the approval of our board of directors, on a case-by-case basis;
●	using (or authorizing a third party to use) our assets in a manner that is against our policies;
●	making inappropriate use of our non-public information;
●	taking advantage of corporate opportunities or consulting a third party to take advantage of corporate opportunities without approval from our board of directors;
●	knowingly disclosing or revealing false or misleading information or omitting the disclosure of material information;
●	ordering that transactions undertaken be omitted from registration;
●	destroying or modifying company results or information; or
●	filing false or misleading information with the CNBV.

Our chief executive officer is responsible, among other things, for:

●	implementing the instructions established at our shareholders’ meeting and that of our board of directors;
●	submitting to the board of directors for approval the principal strategies for the business;
●	submitting to the audit committee proposals for our internal control system;
●	disclosing all material information to the public;
●	complying with applicable law in connection with share repurchases and subsequent purchases;
●	complying with applicable law in respect of dividend payments; and
●	maintaining adequate accounting and registration internal control systems and mechanisms.
B.	Compensation

Director and Executive Compensation

In 2022, the senior manager positions listed in this annual report received an aggregate compensation of U.S. $9.3 million. In 2020 and 2021, the senior manager positions listed in this annual report received an aggregate compensation of U.S. $6.8 million and U.S. $11.2 million, respectively.

In 2022, the chairman and the independent members of our board of directors and the independent members received a net compensation of U.S. $0.6 million, and the rest of the directors received a net compensation of U.S. $0.2 million.

In 2020 and 2021, the independent members of our board of directors received an aggregate compensation of U.S. $0.3 million and U.S. $0.6 million, respectively, and the rest of the directors received an aggregate compensation of U.S. $0.2 million and U.S. $0.2 million, respectively.

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

During 2021, the key employees participating in the management incentive plan exercised 7,653,981 Series A shares. As a result, the key employees paid Ps.40.7 million (U.S. $1.98 million) to the Management Trust corresponding to the shares exercised. Thereafter, we received from the Management Trust the payment related to such exercised shares as a repayment of the loan between the Company and the Management Trust.

At December 31, 2020 and 2021, the shares held in trust to satisfy the management options were considered treasury shares. As of December 31, 2020, 7,653,981 share options pending to be exercised. As of December 31, 2021, all share options were vested.

On August 9, 2022, the Irrevocable Trust number F-307750 with HSBC Mexico S.A., Institución de Banca Múltiple, was terminated through payment of the outstanding amounts.

Management Incentive Plan II

The carrying amount of the liability relating to these SARs as of December 31, 2020, and 2021 was U.S. $8.9 million and U.S. $5.9 million. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the years ended December 31, 2020 and 2021, of U.S. $5.4 million and U.S. $(2.9) million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2021.

As of December 31, 2022, the carrying amount of the liability relating to the SARs under MIP II was U.S. $1.6 million. The compensation benefit is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2022, we recorded a benefit of U.S. $4.4 million, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2022.

Board of Directors Incentive Plan (BoDIP)

The number of shares held by the trustee as of December 31, 2021, was 4,589,726, of which 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12 and 126,533 shares were priced at Ps.26.29.

The number of shares held by the trustee as of December 31, 2022, was 5,945,417, of which 669,834 shares were priced at Ps.33.80; 610,848 shares were priced at Ps.32.23; 2,458,827 shares were priced at Ps.9.74; 807,255 shares were priced at Ps.16.80; 586,263 shares were priced at Ps.16.12.; and 812,390 shares for future vesting.

Long-term Incentive Plan

During 2010, we adopted an employee long-term incentive plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on our performance. During the years ended December 31, 2013, and 2012, we expensed Ps.6.3 million (U.S. $482 thousand as of December 31, 2013, based on an exchange rate of Ps.13.07 to U.S. $1) and Ps.6.5 million (U.S. $500 thousand as of December 31, 2013, based on an exchange rate of Ps.13.01 to U.S. $1), respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a long-term incentive plan (equity-settled) and share appreciation rights plan (cash-settled), each as further described below.

Share Purchase Plan (Equity-Settled)

Under the share purchase plan (equity-settled), in November 2014, Servicios Corporativos granted a special bonus to certain of our key employees in an amount of Ps.10.8 million (U.S. $797 thousand as of November 11, 2014, based on an exchange rate of Ps.13.58 to U.S. $1), to be used to purchase our Series A shares.

The bonus amount of Ps.7.1 million (U.S. $520 thousand as of November 11, 2014 based on an exchange rate of Ps.13.58 to U.S. $1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employee, to the Administrative Trust for the acquisition of our Series A shares through an intermediary authorized by the Mexican Stock Exchange based on the Administration Trust’s Technical Committee instructions.

Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares are held in escrow under the Administrative Trust for its administration until the vesting period date for each key employee, when such key employee can fully dispose of the shares as desired.

The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares will be sold in the Mexican Stock Exchange, and Servicios Corporativos would be entitled to receive the proceeds of the sale of such shares.

Each key employee’s account balance is tracked by the Administrative Trust. The Administrative Trust objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity.

In November 2020 and 2021 extensions to this plan were approved by our board of directors. The total cost of the extensions approved were U.S. $4.6 million (U.S. $3.0 million net of withheld taxes) and U.S. $5.1 million (U.S. $3.3 million net of withheld taxes). Under these extensions, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

In November 2022, an extension to the long term settled equity plan was approved by our board of directors. The total cost of the extension approved was U.S. $5.7 million (U.S. $3.7 million net of withheld taxes). Under this extension certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2020 and 2021, we recognized U.S. $3.5 million and U.S. $4.4 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During 2022, we recognized U.S. $5.1 million, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the year ended December 31, 2020, 2021 and 2022, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. As of December 31, 2020, 2021 and 2022, 327,217 shares, 551,732 shares and 103,712 shares, respectively, were forfeited. As of December 31, 2020, 2021 and 2022, 5,805,311 shares, 4,490,421 shares and 6,579,214 shares, respectively, were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

SARs (Cash-Settled)

On November 6, 2014, we granted 4,315,264 SARs to key employees that entitle such employees to a cash payment and vest as long as the employee continues to be employed by us at the end of each anniversary during a three-year period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10.8 million (U.S. $796 thousand as of November 6, 2014 based on an exchange rate of Ps.13.61 to U.S. $1).

Fair value of the SARs was measured at each reporting date. The retention plan granted in previous periods expired in November 2020.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the year ended December 31, 2020, we recorded a benefit of U.S. $0.1 million in our consolidated statement of operations.

The fair value of these SARs was estimated at the grant date and at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions on which the SARs were granted.

Such payment was determined based on the increase in our share price from the grant date to the exercisable date.

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

Authority of the Board of Directors

For a description of the authority of our directors, see Item 10: “Additional Information-Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors.”

Duty of Care and Duty of Loyalty

The LMV imposes duties of care and of loyalty on directors.

For a description of the duties of care and loyalty of our directors, see Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors.”

Restructuring of Committees of the Board of Directors

On April 21, 2023, our shareholders approved a plan, or the April 2023 Committee Restructuring Plan, to amend our by-laws and restructure the two committees of our board of directors. The audit and corporate governance committee was split into two committees: (i) the audit committee and (ii) the corporate governance committee. Additionally, the compensation and nominations committee ceased to exist and the corporate governance committee assumed its compensation and nomination duties.

Audit Committee

The LMV requires us to have an audit committee, which must be comprised of at least three independent members. We established an audit and corporate governance committee pursuant to the unanimous resolutions adopted by our shareholders outside of a general shareholders meeting in June 2013. As a result of the April 2023 Committee Restructuring Plan, the audit and corporate governance committee was split into two committees and the audit committee was created. We believe that all of the members of the audit committee are independent under the LMV and Exchange Act Rule 10A-3.

The audit committee’s principal duties are to:

●	call shareholders meetings and request the inclusion of matters in the agenda;
●	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
●	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;
●	inform the board of directors of the status of our internal controls, our internal audit and their adequacy;
●	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
●	render its opinion to the board of directors regarding transactions with related parties;
●	request reports from our executive officers or independent experts whenever it deems appropriate;
●	investigate and inform the board of directors of any irregularities that it may encounter;
●	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
●	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
●	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;
●	request opinions from independent third party experts;
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
●	hire or recommend auditors to shareholders and approve them.

As of the date of this annual report, the audit committee has at least one financial expert, José Luis Fernández Fernández, and is composed of three members.

The current members of our audit committee are:

Name	Title
José Luis Fernández Fernández	Chairman and Independent Director
Joaquín Alberto Palomo Déneke	Independent Director
John A. Slowik	Independent Director

Mr. José Carlos Silva Sanchez-Gavito is the alternate member of the audit committee.

Corporate Governance Committee

The LMV requires us to have a corporate governance committee, which must be comprised of at least three independent members. We established an audit and corporate governance committee pursuant to the unanimous resolutions adopted by our shareholders outside of a general shareholders meeting in June 2013. As a result of the April 2023 Committee Restructuring Plan, the audit and corporate governance committee was split into two committees and the corporate governance committee was created. Additionally, the compensation and nominations committee ceased to exist and the corporate governance committee assumed its compensation and nomination duties. We believe that all of the members of the corporate governance committee are independent under the LMV and Exchange Act Rule 10A-3.

The corporate governance committee’s principal duties are to:

●	call shareholders’ meetings and request the inclusion of matters in the agenda;
●	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;
●	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
●	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
●	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;
●	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
●	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
●	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
●	inform our board of directors of relevant labor contingencies; and
●	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

As of the date of this annual report, the current members of the corporate governance committee are:

Name	Title
Ricardo Maldonado Yáñez	Chairman and Independent Director
Mónica Aspe Bernal	Independent Director
Harry F. Krensky	Independent Director

D.	Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2022, we had 7,364 employees, which consisted of 1,463 pilots, 2,819 flight attendants, 152 ramp operations personnel, 1,020 airport and customer service personnel, 847 maintenance personnel and 1,063 management and administrative personnel. 5,749 of our employees 78% are part of the Union of Workers of the Aeronautic, Similar or Connected Industries (Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana), or STIAS, and the remaining 22% of our employees are not part of any union. Volaris Opco entered into a collective bargaining agreement with our pilots and flight attendants on February 15, 2025 for a term of two years for benefits and on February 15, 2024 for a term of one year for salaries. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2020	2021	2022
Pilots	907	1,453	1,463
Flight attendants	1,824	2,690	2,819
Ramp operations personnel	89	109	152
Airport and customer service personnel (1)	764	874	1,020
Maintenance personnel	353	427	847
Management and administrative personnel	909	1,161	1,063
Total	4,846	6,714	7,364

Average employees per aircraft (2)	54	63	60

(1)For the years ended December 31, 2020, 2021 and 2022, the number of employees that were considered traffic agents is 581, 767 and 844, respectively.

(2)Traffic agents are considered on a 60.0% FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.

We provide extensive training to our pilots, flight attendants, technical staff and customer service representatives, which complies with Mexican and international standards. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service.

Our compensation strategy is meant to retain talented and motivated employees and is designed to align the interests of our employees with our own. All of our employees, including pilots, flight attendants, ground employees and management, are subject to variable, performance-based compensation employment arrangements, which are intended to promote efficiency, operating performance and profitable results. In addition, there is no seniority pay escalation among our pilots in order to encourage meritocracy.

E.	Share Ownership

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Director	6,012,590	*
Brian H. Franke	Chairman of the Board	2,610,000	*
John A. Slowik	Independent Director	72,500	*
William Dean Donovan	Independent Director	2,643,870	*
Alfonso González Migoya	Independent Director	107,971
Marco Baldocchi	Director	1,870,500	*
Stanley L. Pace	Independent Director	126,530	*
Enrique Beltranena	Director, President and Chief Executive Officer	9,516,123
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	4,300,000	*
Jaime E. Pous	Senior Vice President and Chief Financial Officer	1,321,155
José Luis Suárez	Senior Vice President and Chief Operating Officer	367,730
José Alejandro de Iturbide Gutiérrez	Vice President and Chief Legal Officer	36,465
Jimmy Zadigue	Internal Audit Director	23,445	*

*Shares owned through CPOs or ADSs.

This share ownership represents less than 2.5% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders Our Principal Shareholders

Our shareholders are Mexican investors, international investors, investment funds managed by Blue Sky Investments, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Avianca, Frontier, Jet SMART, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

●	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

	Common Stock
	Number		Percentage
Shareholders	Series A	Series B	Series A	Series B
5% Shareholders:
Funds managed by Indigo(1)	169,380,930	43,194,749	15.28%	75.10%
Blue Sky Investments, S.à. r.l.(2)	85,739,880	14,319,124	7.74%	24.90%
Teewinot Capital Advisers LLC(3)	61,288,820	—	5.53%	0.00%
Named Executive Officers and Directors:
William A. Franke(2)	169,380,930	43,194,749	15.28%	75.10%
(1)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 1,000,649 Series B shares and 3,228,640 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP, 30,000,000 Series A shares (deposited in the CPO trust) held by Indigo Mexico LLC and 42,194,100 Series B shares held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP and Indigo Mexico LLC, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Indigo Mexico Coöperatief U.A. has a principal business address at: Herikerbergweg 88, 1101 CM Amsterdam, Netherlands. All other entities listed herein, whose shares are beneficially owned by Indigo, have a principal business address at: 2525 East Camelback Road, Phoenix, Arizona 85016.
(2)	Consists of 14,319,124 Series B shares and 85,739,880 Series A shares deposited in the CPO trust held by Blue Sky Investments, S.à r.l. Rodrigo Antonio Escobar Nottebohm and Rémy Cornet are the managers of Blue Sky Investments, S.à r.l. and share voting and investment power over the shares held by Blue Sky Investments, S.à r.l. Messrs. Escobar Nottebohm and Cornet disclaim beneficial ownership of the shares held by Blue Sky Investments, S.à r.l. except to the extent of their respective individual pecuniary interests in these shares. Blue Sky Investments, S.à r.l. has a principal business address at: 17 boulevard F.W. Raiffeisen, 2411 Luxembourg.
(3)	Teewinot Capital Advisers, LLC has a principal business address at: 101 Park Avenue, 48th Floor, New York, New York 10178.

Securities Held in Host Country

As of December 31, 2022, 73,276,310 ADSs (equivalent to 732,763,100 shares, or 62.8% of the total outstanding shares of our common stock) were outstanding and held of record by 19 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Servprot S.A. de C.V., or Servprot

Servprot is a related party because Enrique Beltranena Mejicano, our Chief Executive Officer and director, is a shareholder of Servprot. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2020, 2021 and 2022, there were no outstanding balances due to Servprot. As of December 31, 2020, 2021 and 2022, we accrued expenses of U.S. $0.2 million, U.S. $0.2 million and U.S. $0.2 million, respectively, in connection with these services.

Aeromantenimiento, S.A., or Aeroman

Aeroman is a related party, because Marco Baldocchi is a member of our board of directors and is an alternate director of Aeroman. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, we entered into an amendment with Aeroman and MRO Commercial, S.A., or MRO, an affiliate of Aeroman, to extend the agreement until January 1, 2027. The agreement provides for the exclusive use of Aeroman´s services for the repair and maintenance of aircraft, subject to availability. Under such agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft.We make payments under this agreement depending on the services performed.

As of December 31, 2020, and 2021, the balances due under the agreement with Aeroman were U.S. $2.0 million and U.S. $0.4 million, respectively. As of December 31, 2022, there are no outstanding balances due to Aeroman under the agreement. We incurred expenses in aircraft maintenance and technical support of U.S. $11.8 million, U.S. $8.1 million and U.S. $3.9 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, the balance due to MRO under the agreement was U.S. $1 thousand. During the year ended December 31, 2022, we incurred expenses with MRO of U.S. $11.0 million.

One Link, S.A. de C.V., or Onelink

Onelink, was a related party until December 31, 2017, because Marco Baldocchi, is a member of our board of directors, and was a director of Onelink. From October 24, 2019 to June 30, 2020, Onelink, Holdings, S.A., (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became one of our alternate directors. Pursuant to this agreement, Onelink provides us with “Agencia Mercantil” services. As of December 31, 2020, 2021 and 2022, we did not recognize any outstanding balances from Onelink. For the year ended December 31, 2020, we accrued expenses under our agreement with Onelink of U.S. $3.6 million. For the years ended December 31, 2021 and 2022, we did not incur any expenses under our agreement with Onelink as related party transaction.

Mijares, Angoitia, Cortés y Fuentes, S.C., or MACF

MACF, is a related party because Ricardo Maldonado Yañez, an independent member of our board of directors and chairman of our corporate governance committee, is partner at MACF, which provides legal services to us. Additionally, Eugenio Macouzet de León, an alternate member of our board of directors, is also a partner at MACF. As of December 31, 2020 and 2022, the balance due for the services received from MACF was U.S. $9.0 thousand and U.S. $22.0 thousand, respectively. As of December 31, 2021, the Company did not have outstanding balance due to MACF.

During the years ended December 31, 2020, 2021 and 2022, we recognized expenses of legal services with MACF of U.S. $0.3 million, U.S. $0.2 million and U.S. $0.2 million, respectively.

Frontier Airlines Inc, or Frontier

Frontier is a related party because Brian H. Franke and Andrew Broderick, members of our board of directors, are members of the board of directors of Frontier. Mr. Franke and Mr. Broderick are also managers of Indigo Partners, which is one of our shareholders and also a shareholder of Frontier. Additionally, William A. Franke, although not a member of our board of directors, is our honorary director and the chairman of the board of directors of Frontier. As of December 31, 2020, 2021 and 2022, the accounts receivable from Frontier were U.S. $3.6 million, U.S. $4.7 million and U.S. $2.1 million, respectively, and the account payable was U.S. $2.0 thousand, U.S. $2.0 thousand and U.S. $2.0 thousand, respectively.

During the years ended December 31, 2020, 2021 and 2022, we recognized revenue under this agreement of U.S. $7.4 million, U.S. $3.5 million and U.S. $5.0 thousand, respectively.

Chevez, Ruiz, Zamarripa y Cia, S.C., or Chevez

Chevez, is a related party because Mr. José Luis Fernández Fernández, is an independent member of our board of directors, as well as the chairman of the audit committee of our board of directors and non-managing limited partner of Chevez. Chevez provides us with tax advisory services. As of December 31, 2020, 2021 and 2022, the account payable with Chevez was U.S. $0.2 million, U.S. $0.5 million and U.S. $0.8 million, respectively.

During the years ended December 31, 2020, 2021 and 2022, we recognized expenses with Chevez of U.S. $0.2 million, U.S. $0.2 million and U.S. $0.9 million, respectively.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA

On April 22, 2020, OMA became a related party because Mr. Ricardo Maldonado Yáñez is an independent member of our board of directors and a member of the board of directors of OMA and Mrs. Guadalupe Phillips Margain, our independent member, was a member of the board of directors of OMA until November 2022. As of December 31, 2020, 2021 and 2022, the account payable with OMA was U.S. $4.0 million, U.S. $9.7 million and U.S. $13.6 million, respectively.

During the years ended December 31, 2020, 2021 and 2022, we recognized expenses with OMA of U.S. $1.5 million, U.S. $6.6 million and U.S. $9.8 million, respectively.

A&P International Services, S.A.P.I. de C.V., or AISG

On July 4, 2022, AISG became a related party since Harry F. Krensky, an independent member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of December 31, 2022, the account payable from AISG was U.S. $0.2 million.

During the year ended December 31, 2022, we recognized expenses with AISG of U.S. $0.9 million.

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

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2020, 2021 and 2022, these possible contingencies amount to a total of U.S. $6.0 million, U.S. $8.0 million and U.S. $7.8 million, respectively.

Dividend Policy

We have not paid any cash dividends in the past and do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our shareholders on the recommendation of our board of directors and will depend on our earnings, financial condition, results of operations, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our shareholders deem relevant. In addition, we may not pay any dividend unless such dividend is paid from our net profit account and the financial statements including such net profit and the payment of the relevant dividend have been approved by a shareholder resolution. Furthermore, our revolving line of credit with Santander and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements.”

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2020, 2021 and 2022, we did not allocate any amount to our legal reserve fund. As of December 31, 2020, 2021 and 2022, the legal reserve was U.S. $17,363 thousand or 8.5%, 8.5% and 8.5%, respectively, of our capital stock.

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

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS.” The ADSs began trading on the NYSE on September 18, 2013, and were issued initially by the Bank of New York Mellon.

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

Among other things, the CNBV regulates the public offering and trading of securities, public companies and their regime and participants in the Mexican securities market (including brokerage houses and the Mexican Stock Exchange), and imposes sanctions for the illegal use of insider information and other violations of the LMV. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms, through its staff and a board of governors comprised of 13 members.

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 8, 2005, published in the Official Gazette of the Federation (Diario Oficial de la Federación) or Official Gazette of the Federation on December 31, 2005, and became effective on June 28, 2006. The LMV changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions that maintained more developed securities markets.

In particular, the LMV:

●	establishes the sociedad anónima promotora de inversión, a form of corporate organization that permits agreements among shareholders, mediating rights of first offer and refusal, tag-along rights, vetoes, non-compete provisions and other terms that enhance rights of minority shareholders;
●	establishes the variable capital public stock corporation, a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law, but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;
●	includes private placement exemptions directed to Mexican institutional and qualified investors, and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption;
●	includes improved rules for tender offers, dividing them in either voluntary or mandatory;
●	establishes standards for disclosure of holdings applicable to shareholders of public companies;
●	expands and strengthens the role of the board of directors of public companies;
●	defines the role of the chief executive officer and other relevant officers of public corporations;
●	defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer and other executive officer and of members of the technical committee and the corporate governance committee (introducing concepts as the duty of care, duty of loyalty and safe harbors for actions attributable to directors, committee members and officers);
●	replaces the statutory auditor (comisario) with the audit committee and establishes the corporate governance committee with clearly defined responsibilities;
●	improves the rights of minority shareholders (including rights to initiate shareholders’ derivative suits);
●	defines applicable sanctions for violation of law;
●	provides for flexibility to allow regulated Mexican brokerage firms to engage in certain limited activities;
●	regulates stock exchanges, clearinghouses, futures and derivatives markets, and rating agencies;
●	establishes penalties (including incarceration), arising from violations of the Securities Market Law and regulations thereunder;
●	establishes that public companies are considered a single economic unit with the entities they control;
●	introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power;

●	defines rules relating to types of securities that may be offered by public companies;
●	sets forth information for share repurchases; and
●	specifies requirements for implementing anti-takeover measures.

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

If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may cancel the registration of the shares, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the LMV (under which all holders must be treated in the same manner).

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

●	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;

●	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
●	reports disclosing material information;
●	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, to be approved by shareholders’ meeting or the board of directors;
●	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons; and
●	details dealing with agreements among shareholders.

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

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file through SEDI information that relates to any event or circumstance that could influence an issuer’s share prices and investor decisions to acquire stock. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that it makes a statement to the effect that it is unaware of the causes of such volatility. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

●	the issuer implements adequate confidentiality measures (including maintaining a log with the names of parties in possession of confidential information and the date when each such party became aware of the relevant information);
●	the information is related to incomplete transactions;
●	there is no misleading public information relating to the material event; and
●	no unusual price or volume fluctuation occurs.

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

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

●	if the issuer does not disclose a material event; or
●	upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

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

Insider Trading, Trading Restrictions and Tender Offers

The LMV contains specific regulations regarding insider trading, including the requirement that persons in possession of information deemed privileged abstain (i) from directly or indirectly, trading in the relevant issuer’s securities, or derivatives with respect to such securities, the trading price of which may be affected by such information, (ii) from making recommendations or providing advice to third parties to trade in such securities, and (iii) disclosing or communicating such privileged information to third parties (except for persons to whom such information must be disclosed as a result of their positions or employment, as governmental authorities).

Pursuant to the LMV, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities, whether on a case-by-case basis or quarterly:

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

The LMV requires that convertible securities, warrants, and derivatives to be settled in kind be considered in determining whether any of the foregoing percentages is reached or affected.

Tender Offers

The LMV contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the Securities Market Law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made pro rata. Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer to make a mandatory tender offer for the greater of (a) the percentage of the capital stock intended to be acquired, or (b) 10% of the company’s outstanding capital stock. Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances, the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The board of directors, with the advice of the audit committee, must issue its opinion in respect of the fairness of the price applicable to any tender offer resulting in a change of control, which opinion must take minority shareholder rights into account and which may be accompanied by an independent fairness opinion. Directors and officers of a public company, in respect of which a tender offer has been made, must disclose whether or not each of them will tender his respective shares in the tender offer.

Under the LMV, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors, and paid solely in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non-Voting Shares

The LMV does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares. The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti-Takeover Protections

The LMV provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

Board of Directors and Committees

Under the LMV, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether or not a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV. As a departure from legislative precedents, the LMV permits then-acting members of the board of directors (as opposed to shareholders) to select, under certain circumstances, on a temporary basis, new members of the board of directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

●	determine general strategies applicable to the issuer;

●	approve guidelines for the use of corporate assets
●	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;
●	approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;
●	approve the appointment or removal of the chief executive officer;
●	approve waivers in respect of corporate opportunities;
●	approve accounting and internal control policies;
●	approve the chief executive officers’ annual report and corrective measures for irregularities; and
●	approve policies for disclosure of information.

Directors have the general duty to act for the benefit of the issuer, without favoring any shareholder or groups of shareholders.

The LMV requires the creation of two committees, the audit committee and the corporate governance committee, each of which must maintain at least three members appointed by the board of directors and which members must all be independent (except for the corporate governance committee of corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock, where the majority must be independent). The audit committee (together with the board of directors, which has added duties) replaces the statutory auditor (comisario) that had been previously required under the Mexican Corporations Law.

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

Miscellaneous

The LMV also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of a public company, must be considered and approved by a meeting of shareholders.

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the LMV recognizes the right of shareholders representing 10% or more of the outstanding shares to appoint a director and call a shareholders’ meeting and request that vote on resolutions in respect of which they were not sufficiently informed be postponed. Holders of 20% or more of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s by-laws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that the company may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder; these provisions have seldom been invoked in Mexico and, as a result, any action that may be taken by a competent court is uncertain.

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

On November 13, 2013, NYSE Euronext was acquired by Intercontinental Exchange Group, Inc. NYSE Euronext continues to operate under its brand name as a wholly-owned subsidiary of Intercontinental Exchange Group, Inc.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM  10    ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013 and our amended by-laws were filed on Form 6-K with the SEC on September 30, 2020. On April 21, 2023, our shareholders approved the April 2023 Committee Restructuring Plan to amend our by-laws. Once filed with the Mexican Stock Exchange, our amended by-laws will be filed on Form 6-K with the SEC.

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

Shareholders’ Meetings

Calls. Under Mexican law and our by-laws, shareholders’ meetings may be called by:

●	our board of directors, the chairman of our board of directors or the secretary of the board of directors;
●	shareholders representing at least 10% of our outstanding capital stock who may request that the chairman of the board of directors or the chairman of the audit committee or the chairman of the corporate governance committee to call a shareholders’ meeting;
●	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in the annual shareholders’ meetings;
●	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described in the two bullet points above; and
●	the audit committee and the corporate governance committee.

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

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

●	approve financial statements for the preceding fiscal year;
●	discuss and approve the audit committee and corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);
●	elect directors;
●	appoint the president of the audit committee and the corporate governance committees;
●	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;
●	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;
●	determine the maximum amount of resources allocated to share repurchases; and
●	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

●	an extension of our duration or voluntary dissolution;

●	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;
●	issuance of shares for purposes of a public offering;
●	any change in our corporate purpose or nationality;
●	any merger or transformation into another type of company;
●	any issuance of preferred stock;
●	the redemption of shares with retained earnings;
●	any amendments to our by-laws including amendments to provisions addressing change of control;
●	any other matters provided for by law or our by-laws; and
●	the cancellation of the registration of shares at the Mexican National Securities Registry.

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

Voting Rights

Holders of ADSs and CPOs will not be entitled to vote, at any time, the underlying Series A shares. Mexican holders of Series A shares will be entitled to vote their shares on all matters. Holders of Series B shares will be entitled to vote their shares on all matters.

Series A shares underlying the CPOs and CPOs underlying the ADSs will be voted by the CPO trustee in the same manner as the majority of Series A shares votes cast at the relevant shareholders’ meeting under all circumstances.

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of 14 principal members and three alternate members. Ten members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of controlling shareholders may not be deemed independent directors.

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

Pursuant to the LMV and our by-laws, the board of directors must approve, among other matters:

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

Duty of Care and Duty of Loyalty

The LMV imposes duties of care and loyalty on directors.

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

As a safe harbor for the benefit of directors, the LMV provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not arise if the director acted in good faith and (i) complied with applicable law and our by- laws, (ii) acted based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (iii) selected the more adequate alternative in good faith, or if the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then available information.

Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and enforceability of this safe harbor remains uncertain.

Under the LMV and our by-laws, our chief executive officer and our principal officers are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders. Our officers are required to submit to the board of directors for approval, the principal strategies for our business and the business of the companies we control, to submit to the audit committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, to prepare and submit to the board the yearly financial statements, and to implement internal control mechanisms.

Committees of the Board of Directors

Like all public companies in Mexico, we are required to have an audit committee and corporate governance committee. The members of each of our audit committee and corporate governance committee must be independent members, elected by our board of directors except for the chairman of each committee who is elected by our shareholders. Our audit committee and corporate governance committee are required to prepare an annual reports, to be submitted to our board of directors. The audit committee’s report must include (i) a report of our internal control systems and our internal audit procedures and any deficiencies, (ii) the evaluation of our external auditors, (iii) the results arising from the review of our financial statements, and (iv) any amendments to our accounting policies. The quorum for any session of our audit committee and corporate governance committee is the majority of its members and decisions must be taken by majority of its members.

In addition, our audit committee has the following principal duties:

●	call shareholders meetings and request the inclusion of matters in the agenda;
●	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
●	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;

●	inform the board of directors of the status of our internal controls, our internal audit and their adequacy;
●	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
●	render its opinion to the board of directors regarding transactions with related parties;
●	request reports from our executive officers or independent experts whenever it deems appropriate;
●	investigate and inform the board of directors of any irregularities that it may encounter;
●	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
●	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
●	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;
●	request opinions from independent third party experts;
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
●	hire or recommend auditors to shareholders and approve them.

Our corporate governance committee has the following principal duties:

●	call shareholders’ meetings and request the inclusion of matters in the agenda;
●	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;
●	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
●	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
●	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;
●	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
●	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
●	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
●	inform our board of directors of relevant labor contingencies; and
●	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
●	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

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

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange or otherwise, (iii) in the event that holders of our shares entitled to vote approve the issuance of the unsubscribed shares for purposes of a public offering at an extraordinary shareholders’ meeting called for such purpose provided requirements specified in Article 53 of the LMV are satisfied, and (iv) in respect of shares issued for conversion of any convertible securities.

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

Dividends

Our board of directors must submit our financial statements for the previous fiscal year, proposed and prepared by our chief executive officer and supplemented by a report of our board of directors, at our annual ordinary general shareholders’ meeting for approval. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our by-laws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated to the reserve fund for the repurchase of shares. The remaining balance, if any, may be distributed as dividends. See Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Redemption

In accordance with our by-laws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares will be made pro rata among the shareholders but in no case will the redemption price be less than the book value of such shares as determined pursuant to our latest statements of financial position approved at a general ordinary shareholders’ meeting or by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the LMV and our by-laws.

Dissolution or Liquidation

Upon our dissolution or liquidation, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidating distributions.

Certain Minority Protections

Pursuant to the LMV and the Mexican Corporations Law, our by-laws include a number of minority shareholder protections. These minority protections will include provisions that permit:

●	holders of at least 10% of our outstanding capital stock:
●	to request a call for a shareholders’ meeting;
●	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and
●	to appoint one member of our board of directors and one alternate member of our board of directors.
●	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our by-laws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholder; and
●	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Foreign Investment Regulations

Mexico’s Foreign Investment Law restricts ownership by non-Mexicans of our capital stock to 49% of the capital stock not otherwise represented by CPOs. Our amended by-laws establish that only Mexican investors may acquire our Series A shares directly. Non-Mexican investors may acquire our Series B shares directly. As required by Mexican law, our by-laws provide that if a non-Mexican investor acquires a direct interest or participation in a Series A share representing our capital stock at any time, such Series A share will be forfeited to the Mexican government. The Mexican Foreign Investment Law permits non-Mexican investors to hold our Series A shares indirectly through neutral shares or securities such as the CPOs.

Duration

Our corporate existence under our by-laws is indefinite.

Purchase of Shares by Us

We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us, and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders’ meeting. We will not be required to create a special reserve for the repurchase of shares and we will not require the approval of our board of directors to effect share repurchases. However, we will require the approval of our shareholders in respect of the maximum amount that may be used for share repurchases and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Share repurchases will have to be made subject to the provisions of applicable law, including the LMV, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase shares representing more than 1% of our outstanding capital stock at a single trading session, we will be required to inform the public of such intention, at least ten minutes before submitting our bid.

If we intend to repurchase shares representing 3% or more of our outstanding capital stock during any rolling period of twenty trading days, we will be required to conduct a public tender offer for such shares.

On April 21, 2023, our shareholders approved the establishment of a repurchase program, or Repurchase Program, of our shares in accordance with the terms set forth in Article 56 of the LMV and the applicable articles of the Regulations Applicable to Issuers of Securities and Other Participants of the Securities Market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) and the development of the terms and conditions of the Repurchase Program.

In addition, our board of directors was given the authority to develop the terms and conditions of the Repurchase Program taking into consideration Article 56 of the LMV , our capital requirements and any other factors it may deem critical. However, we cannot allocate proceeds or capital to the program until it complies with the requirements established in Article 56 of the LMV and other applicable provisions, provided that, the maximum amount of proceeds or capital allocated for the acquisition of our shares would be up to an amount equivalent to 5% of the our capital stock with a cap of U.S. $100,000,000.00, provided, further, that the amount of proceeds or capital allocated for such purposes, in any case, must be approved, for each fiscal year, by the general ordinary shareholders’ meeting, and any such approval shall be in compliance with Article 56 of the LMV.

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

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our by-laws, and as set forth in the LMV, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the registration of our Series A shares with the Mexican National Securities Registry is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders or board of directors meeting, or has the ability to appoint a majority of the members of our board of directors. The price at which the stock must be purchased is the higher of:

●	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or

●	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the LMV, the cancellation must be approved by 95% of our shareholders.

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

For a description of material contracts relating to our indebtedness. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements.”

D.	Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican federal government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican federal government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican federal government will not change this policy. See Item 3: “Key Information—Exchange Rates.”

E.	Taxation

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs. This discussion applies only to U.S. Holders that hold our ADSs as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the Internal Revenue Service, or the IRS, and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the “Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income,” or the Treaty. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S. Holders with respect to their ownership and disposition of our ADSs. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

This discussion also does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

●	banks, financial institutions or insurance companies;
●	regulated investment companies, real estate investment trusts or grantor trusts;
●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Sections 408 or 408A of the Code, respectively;
●	certain former citizens or long-term residents of the United States;
●	persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;
●	persons that actually or constructively own 10% or more of the voting power or value of our stock;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement;
●	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services; or
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (or persons holding our ADSs through partnerships or other pass-through entities).

For purposes of this discussion, a “U.S. Holder” is beneficial owner of an ADS that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

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

The discussion below assumes that the representations contained in the CPO trust agreement and ADS deposit agreement are true and that the obligations in the CPO trust agreement, ADS deposit agreement and any related agreements have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, U.S. Holders who own our ADSs will be treated as the beneficial owners of the CPOs represented by our ADSs and each CPO should represent a beneficial interest in our Series A Shares represented by the CPOs. The U.S. Treasury Department has expressed concern that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of certain Mexican taxes paid, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below under“--Distributions”), could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holders of our ADSs and us if as a result of such actions the U.S. Holders of our ADSs are not properly treated as beneficial owners of the CPOs and our Series A Shares represented by the CPOs.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER THE TREATY

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

With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income” which is eligible for reduced rates of U.S. federal income taxation provided that:

●	we are eligible for the benefits of the Treaty, or with respect to the dividend paid on our ADSs which are readily tradable on an established securities market in the United States;
●	we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year;
●	the U.S. Holder satisfies certain holding period requirements, and
●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Foreign Taxes

Certain Mexican taxes, if any, withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at the U.S. Holder’s election, eligible for deduction in computing the U.S. Holder’s U.S. federal taxable income. If a refund of any such Mexican tax is available to a U.S. Holder under the laws of Mexico imposing such tax or under the Treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on ADSs generally will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Recently issued U.S. Treasury regulations further restrict the availability of any such credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the foreign jurisdiction. The rules governing the determination of the foreign tax credit are complex, and certain limitations and conditions may apply to a U.S. Holder’s ability to claim the foreign tax credit for any foreign taxes paid or withheld with respect to the ADSs. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction in lieu of the foreign tax credit.

Passive Foreign Investment Company Considerations

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs. We would be classified as a PFIC for any taxable year if, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either:

●	75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Code), or
●	50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds.

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, this is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held our ADSs, the U.S. Holder would be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives in respect of our ADSs and any gain realized by the U.S. Holder from a sale or other disposition (including a pledge) of the ADSs, unless the U.S. Holder makes a “mark-to-market” election, as discussed below. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs;
●	the amount allocated to the current taxable year, and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

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

A non-resident of Mexico is a legal entity or individual that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal income tax purposes.

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

The exemption referred to in the previous paragraph would not be applicable (i) if the person or group of persons that directly or indirectly hold 10% or more of our shares, in a period of 24 months, sell 10% or more of such shares, through one transaction or through more than one simultaneous or successive transactions, including transactions conducted through derivatives or in any other analogous or similar manner, and (ii) if a person or group of persons who control Volaris sell their control through one transaction or more than one simultaneous or successive transactions in a period of 24 months, including transactions conducted through derivatives or in any other analogous or similar manner. For purposes of the above, “control” and “group of persons” have the meaning ascribed to them in the LMV. Gains received by a non-resident holder arising out of the sale or other transfers of ADSs or CPOs made in any of the circumstances described in (i) and (ii) above, are deemed as income arising from Mexican source subject to Mexican income tax.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2020, 2021 and 2022, represented 27%, 34% and 46% (including non-derivative financial instruments for 2020 and 2021), respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2021 and 2022, we did not enter into hedging positions for Jet Fuel.

During the year ended December 31, 2020, we entered into US Gulf Coast Jet Fuel 54 Asian call options designated to hedge 23,967 thousand gallons of fuel. Such hedges represented a portion of our second and third quarter 2020, as well as first quarter 2021 projected consumption. Additionally, during the same period, we entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons of fuel. The latter hedges represented a portion of our projected second quarter and second half 2020, as well our second quarter 2021 consumption. Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the crudes utilized to determine the cost of the fuel provided by our suppliers. Based on our 2022 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2022 by approximately U.S. $56.5 million.

To attempt to manage fuel price risk, from time to time we use derivative financial instruments to mitigate the risk in cash flows attributable to changes in the fuel price. The fair value of our fuel call options as of December 31, 2020 was a net asset position of U.S. $10 thousand, and the fair value of our zero-cost collars as of December 31, 2020 was a loss of U.S. $0.5 million and these were presented as part of the financial assets and financial liabilities line items in our consolidated statements of financial position.

We measure our derivative financial instruments at fair value. We measure the fair value of the derivative instruments based on quoted market prices. Outstanding derivative financial instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations.

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under derivative agreements and the pricing of hedges and other derivative products in the market. We did not hedge our fuel requirements for the year ended December 31, 2022.

Currency fluctuations. The value of the U.S dollar has been subject to fluctuations with respect to the peso in the past and may be subject to fluctuations in the future. If the peso declines in value against the U.S. dollar our demand would be adversely affected. See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.”

As a result of the depreciation or appreciation of the peso against the U.S. dollar in the last three years, as applicable, we recorded a foreign exchange gain (loss), net of U.S. $13.6 million, U.S. $(124.1) million and U.S. $3.5 million in 2020, 2021 and 2022, respectively.

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using non-derivative financial assets and liabilities denominated in U.S. dollars as hedging instruments.

In the first hedging strategy, we have designated a hedge to mitigate our foreign exchange rate risk and the foreign exchange fluctuation in U.S. dollar denominated forecasted revenues by using a portion of the financial liabilities associated with a portfolio of lease liabilities denominated in U.S. dollars over the term of the remaining lease arrangements as a hedging instrument. As of December 31, 2021 and 2022, there was not outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships. As of December 31, 2020, we had an amount equivalent to U.S.$1.5 billion of lease liabilities designated as hedging instruments tied to U.S. dollar denominated forecasted revenues over the remaining lease term.

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

During the first quarter of 2021, the designated hedging instrument back in 2019, for U.S. $410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, like the one concluded. For this new strategy designated a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by U.S. dollar denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to U.S. $350 million, which represent a portion of the financial assets denominated in U.S. dollar.

As of December 31, 2022 and 2021, there was not outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding balance designated under this hedging strategy as of December 31, 2020, was U.S. $60.5 million, which represents a portion of the recognized financial assets denominated in U.S. dollars.

During the year ended December 31, 2020, and 2021, the impact of these hedges was U.S. $18.6 million and U.S. $8.9 million, respectively, which has been presented as part of the total fuel expense.

Since the hedged items in both hedging strategies were targeted at mitigating the cash flow variability of expected and forecasted transactions, they were represented by multiple hedging relationships which followed the Cash Flow Hedge Accounting Model.

The effective portion of hedging instrument’s changes in fair value were accounted for in the hedge reserve within the OCI and presented as a separate line item within our statement of stakeholders’ equity, which is in accordance with the IFRS 9 criteria.

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

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the termination of non-derivative financial instruments. Consequently, non-derivative financial instruments in other comprehensive income generated a loss of U.S. $109 million, which is included in the foreign exchange (loss) gain, net.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. As of December 31, 2020, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.5 billion (U.S. $75.2 million based on an exchange rate of Ps.19.94 to U.S. $1 on December 31, 2020) and a fair value of U.S. $16 thousand. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.75 billion (U.S. $133.6 million based on an exchange rate of Ps.20.58 to U.S. $1 on December 31, 2021) and a fair value of U.S. $1.4 million. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. These instruments are included as assets in our consolidated statements of financial position.

Our financial debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Santander and Bancomext; lines of credit with JSA International, GY Aviation Lease 1714, Incline II B Shannon 18 Limited and Oriental Lease 6; short-term working capital facilities with Sabadell and Actinver, and an asset-backed trust notes (CEBUR) issued in the Mexican market.

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

Cash Dividends and Distributions. The depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the applicable CPOs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any Mexican federal government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the depositary can only convert a portion of the cash dividend into U.S. dollars, it can either distribute the unconverted portion in the foreign currency or hold the foreign currency on the account of the ADS holders. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some or all of the value of the distributions. Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See Item 10: “Additional Information—Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

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

Depositary Payments

During 2022, U.S. $741,802.73 was received by us from the depositary relating to our American Depositary Shares program, consisting of reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Please refer to Exhibit 2.1(b) to this annual report for the remaining information relating to our American Depositary Shares as required under Item 12.D of Form 20-F.

PART II

ITEM  13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

A.	Use of Proceeds

Not applicable.

ITEM  15CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the

Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2022, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that José Luis Fernández Fernández, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC.

See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management-Board of Directors—Audit Committee.”

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the fees for services performed by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, or KPMG, for the periods indicated (including related expenses) and categorized by service in dollars.

	Year Ended December 31,
	2021	2022
	KPMG	KPMG

Audit Fees(1)	759,110	916,003
Audit-Related Fees(2)	56,049	109,302
Total	815,159	1,025,305
(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit- Related fees” are attestation services, over taxes and social security obligations, provided in connection with statutory and regulatory requirements.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM  16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM  16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 20, 2021, we announced the termination of E&Y, as our independent registered public accounting firm, and appointed KPMG, as our successor independent registered public accounting firm effective October 12, 2021 and for the year ended December 31, 2021. The termination of E&Y and the appointment KPMG were considered and approved by the audit committee.

The audit report of E&Y, for the year ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with E&Y, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of E&Y’s engagement up to the date of termination which disagreements that, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference in connection with its opinion to the subject matter of the disagreement.

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

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01

Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)

Director Independence. Pursuant to the LMV and our by-laws, our shareholders are required to appoint the members of our board of directors comprised of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and relatives of such persons. In accordance with the LMV, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management” and Item 10: “Additional Information—Memorandum and Articles of Association-Provisions of Our By-laws and Mexican Law Relating to Directors—Election of Directors.”

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

Nominating Committee. We are not required to have a nominating committee. However, we maintain a corporate governance committee that oversees compensation and nominations which may, among other things, submit proposals to our board of directors in respect of the appointment of principal officers, the inaction, amendment or formation of incentive plans for officers and compensation of officers within the first four corporate levels. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

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

Compensation Committee. We are not required to have a compensation committee. However, we maintain a corporate governance committee that oversees compensation and nominations working group that makes proposals to the board of directors in respect of compensation of officers within the first four corporate levels. See Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)

Audit Committee. We have an audit committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the LMV, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to LMV and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit and Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)

Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our corporate governance committee.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

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

Rule 4350(h)

Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our audit committee, that may request the opinion of a third-party expert. Pursuant to the LMV, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

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

4.10†

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

4.13†

Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.14†

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
4.24†

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

4.26†

Aircraft Lease Agreement “C,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.27†

The Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.51 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.28†

Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.29†

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

Date: April 28, 2023

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

Contents:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

We draw attention to Note 1(b) to the consolidated financial statements, which describes the effects of a change in the presentation currency of the Company. Our opinion is not modified in respect of this matter.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the provision for aircraft and engine lease return obligations

As described in Notes 1 (r), 2 (i) and 16 to the consolidated financial statements, as of December 31, 2022 the Company has recorded a provision for its aircraft and engine lease return obligations in the amount of $249,666 (thousand). Aircraft lease agreements require the Company to return aircraft airframes, engines and other components to the lessor under specific conditions of maintenance or, alternatively, pay an amount to the lessor based on the condition of these components due to usage of the aircraft. A provision for the aircraft and engine lease return obligations is recognized from the time it becomes more likely than not that such costs will be incurred and these can be estimated reliably. The provision is included as part of other liabilities and the costs are recognized as a component of variable lease expenses on a straight-line basis through the remaining lease term. The Company estimates the provision for its aircraft and engine lease return obligations using certain assumptions including the projected usage of the aircraft and the expected costs of the maintenance tasks to be performed at the return date as well as a discount rate to determine the present value of the obligations at the reporting date.

We identified the evaluation of the provision for aircraft and engine lease return obligations as a critical audit matter. The assessment required significant auditor judgment given the complexity and subjectivity involved in determining the projected usage of the aircraft, the estimated maintenance cost at the end of the lease contract and the discount rate. In addition, specialized skills and knowledge were required to assess the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the provision for the aircraft and engine lease return obligation process, including controls related to the inputs used in the estimate of the provision. We compared the assumptions for the projected usage of the aircraft with the average usage in 2022 and the Company’s business plans. We compared the estimated costs of maintenance tasks to be performed at the return date with historical payments for these types of maintenance. We involved valuation professionals, with specialized skills and knowledge, to assist in the evaluation of the discount rate used by the Company by comparing it to the discount rate range that was independently developed using publicly available market data. We compared the actual cost of historical aircraft and engine lease returns to the provision amounts at the reporting date prior to those returns in order to evaluate the Company’s ability to accurately estimate its future aircraft and engine lease return obligations.

/s/ KPMG Cardenas Dosal S.C.

We have served as the Company’s auditor since 2021.

Mexico City, Mexico
April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity , and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report of Internal Control over Financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Cardenas Dosal S.C.

Mexico City, Mexico
April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of January 1, 2021, the related consolidated statement of operations, comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at January 1, 2021, and the consolidated results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We served as the Company’s auditor from 2005 to 2021.

Mexico City, Mexico

April 29, 2021

except for Note 1b), as to which the date is April 28, 2023

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of U.S. dollars)

	At December 31,
	2022		2021*		January 1st, 2021*
Assets
Current assets:
Cash, cash equivalents and restricted cash (Note 6)	US$	711,853	US$	741,122	US$	506,468
Accounts receivable:
Related parties (Note 7)		2,155		4,662		3,641
Other accounts receivable, net (Note 8)		78,849		50,264		28,104
Recoverable value added tax and others		94,348		35,862		46,242
Recoverable income tax		64,774		15,296		23,643
Inventories (Note 9)		15,758		14,397		13,984
Prepaid expenses and other current assets (Note 10)		33,189		38,387		42,631
Derivative financial instruments (Notes 3 and 5)		—		—		10
Assets held for sale (Note 1j and Note 12)		795		—		—
Guarantee deposits (Note 11)		64,357		78,990		57,245
Total current assets		1,066,078		978,980		721,968

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		478,771		454,602		364,994
Right-of-use assets (Note 14)		2,180,931		1,917,235		1,720,223
Intangible assets, net (Note 13)		12,725		12,632		9,603
Derivative financial instruments (Notes 3 and 5)		1,585		1,398		16
Deferred income taxes (Note 20)		208,010		141,272		156,830
Guarantee deposits (Note 11)		483,878		455,372		422,320
Other long-term assets		35,675		23,077		22,269
Total non-current assets		3,401,575		3,005,588		2,696,255
Total assets	US$	4,467,653	US$	3,984,568	US$	3,418,223

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 21)	US$	346,469	US$	303,982	US$	293,298
Suppliers		194,856		108,164		112,275
Related parties (Note 7)		14,610		10,547		6,266
Accrued liabilities (Note 15a)		186,572		178,096		118,117
Lease liabilities (Note 14)		335,620		283,843		325,038
Other taxes and fees payable (Note 1s)		218,329		131,182		112,096
Income taxes payable		5,738		4,187		201
Derivative financial instruments (Notes 3 and 5)		—		—		484
Financial debt (Note 5)		112,148		196,898		78,145
Other liabilities (Note 16)		5,398		34,635		5,074
Total current liabilities		1,419,740		1,251,534		1,050,994

Non-current liabilities:
Financial debt (Note 5)		160,887		108,039		190,276
Accrued liabilities (Note 15b)		13,283		1,475		3,343
Lease liabilities (Note 14)		2,373,103		2,128,294		1,887,163
Other liabilities (Note 16)		244,454		166,930		133,727
Employee benefits (Note 17)		10,987		3,968		2,538
Deferred income taxes (Note 20)		10,462		11,191		10,014
Total non-current liabilities		2,813,176		2,419,897		2,227,061
Total liabilities		4,232,916		3,671,431		3,278,055

Equity (Note 19):
Capital stock		248,278		248,278		248,278
Treasury shares		(12,866)		(8,652)		(9,412)
Contributions for future capital increases		—		—		—
Legal reserve		17,363		17,363		17,363
Additional paid-in capital		283,174		281,037		284,257
Accumulated deficit		(155,903)		(75,679)		(182,132)
Accumulated other comprehensive loss		(145,309)		(149,210)		(218,186)
Total equity		234,737		313,137		140,168
Total liabilities and equity	US$	4,467,653	US$	3,984,568	US$	3,418,223

The accompanying notes are an integral part of these consolidated financial statements.

* The comparative Consolidated financial statements have been re-presented from Mexican peso to U.S. dollar to reflect the Company’s change in presentation currency. See note 1 b) for additional information.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of U.S. dollars except for earnings per share)

	For the years ended
	December 31,
	2022		2021*		2020*
Operating revenues (Notes 21 and 26):
Passenger revenues:
Fare revenues	US$	1,661,176	US$	1,265,980	US$	626,909
Other passenger revenues		1,078,251		866,944		415,997
		2,739,427		2,132,924		1,042,906
Non- passenger revenues
Other non-passenger revenues (Note 21)		92,977		76,872		41,841
Cargo		14,786		11,882		9,647
Non-derivative financial instruments		—		(21,378)		(19,408)
		2,847,190		2,200,300		1,074,986

Other operating income (Note 22)		(25,066)		(10,758)		(33,619)
Fuel expense, net		1,299,254		609,390		321,541
Landing, take-off and navigation expenses		379,108		296,831		195,989
Depreciation of right of use assets (Note 14)		320,443		269,351		236,417
Salaries and benefits		283,089		239,215		163,776
Aircraft and engine variable lease expenses		124,532		83,373		85,957
Sales, marketing and distribution expenses		124,287		96,705		86,705
Other operating expenses (Note 22)		102,585		65,858		54,413
Maintenance expenses		97,783		96,256		55,227
Depreciation and amortization (Notes 12 and 13)		97,486		57,049		42,098
Operating income (loss)		43,689		397,030		(133,518)

Finance income (Note 23)		12,902		3,531		4,784
Finance cost (Note 23)		(192,535)		(139,374)		(138,320)
Foreign exchange gain (loss), net (Note 3b)		3,581		(124,161)		13,601

(Loss) income before income tax		(132,363)		137,026		(253,453)
Income tax benefit (expense) (Note 20)		52,139		(30,573)		61,731
Net (loss) income	US$	(80,224)	US$	106,453	US$	(191,722)

(Loss) earnings per share basic:	US$	(0.069)	US$	0.092	US$	(0.191)
(Loss) earnings per share diluted:	US$	(0.069)	US$	0.091	US$	(0.188)

The accompanying notes are an integral part of these consolidated financial statements.

* The comparative Consolidated financial statements have been re-presented from Mexican peso to U.S. dollar to reflect the Company’s change in presentation currency. See note 1 b) for additional information.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

	For the years ended
	December 31,
	2022		2021*		2020*
Net (loss) income for the year	US$	(80,224)	US$	106,453	US$	(191,722)
Other comprehensive (loss) income:
Other comprehensive (loss) income to be reclassified to profit or (loss) in subsequent periods:
Discontinuation of hedge relationships (Note 24b)		—		79,076		(79,824)
Net gain (loss) on cash flow hedges (Note 24b)		336		957		(8,207)
Income tax effect (Note 20c)		(80)		(274)		2,347
Exchange differences on translation of foreign operations		3,471		(10,489)		(38,699)
Other comprehensive (loss) income not to be reclassified to profit or (loss) in subsequent periods:
Remeasurement gain (loss) of employee benefits (Note 17)		253		(432)		(105)
Income tax effect (Note 20c)		(79)		138		39
Other comprehensive income (loss) for the year, net of tax	US$	3,901	US$	68,976	US$	(124,449)
Total comprehensive (loss) income for the year	US$	(76,323)	US$	175,429	US$	(316,171)

The accompanying notes are an integral part of these consolidated financial statements.

* The comparative Consolidated financial statements have been re-presented from Mexican peso to U.S. dollar to reflect the Company’s change in presentation currency. See note 1 b) for additional information.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

					Contributions
					for future								Other
	Capital		Treasury		capital		Legal		Additional		Accumulated		comprehensive
	stock		Shares		increases		reserve		paid-in capital		Deficit		(loss) income		Total equity
Balance as of December 31, 2019*	US$	225,531	US$	(6,968)	US$	—	US$	17,363	US$	141,648	US$	9,590	US$	(93,737)	US$	293,427
Capital stock increase (Note19)		22,747		—		—		—		141,652		—		—		164,399
Treasury shares		—		(4,511)		—		—		3,024		—		—		(1,487)
Long-term incentive plan cost (Note 18)		—		2,067		—		—		(2,067)		—		—		—
Net loss for the year		—		—		—		—		—		(191,722)		—		(191,722)
Other comprehensive loss items		—		—		—		—		—		—		(124,449)		(124,449)
Total comprehensive loss		—		—		—		—		—		(191,722)		(124,449)		(316,171)
Balance as of December 31, 2020*		248,278		(9,412)		—		17,363		284,257		(182,132)		(218,186)		140,168
Treasury shares		—		(4,366)		—		—		(953)		—		—		(5,319)
Exercise of stock options (Note 18)		—		2,859		—		—		—		—		—		2,859
Long-term incentive plan cost (Note 18)		—		2,267		—		—		(2,267)		—		—		—
Net income for the year		—		—		—		—		—		106,453		—		106,453
Other comprehensive income items		—		—		—		—		—		—		68,976		68,976
Total comprehensive income		—		—		—		—		—		106,453		68,976		175,429
Balance as of December 31, 2021*		248,278		(8,652)		—		17,363		281,037		(75,679)		(149,210)		313,137
Treasury shares		—		(5,239)		—		—		3,162		—		—		(2,077)
Long-term incentive plan cost (Note 18)		—		1,025		—		—		(1,025)		—		—		—
Net loss for the year		—		—		—		—		—		(80,224)		—		(80,224)
Other comprehensive income items		—		—		—		—		—		—		3,901		3,901
Total comprehensive (loss) income		—		—		—		—		—		(80,224)		3,901		(76,323)
Balance as of December 31, 2022	US$	248,278	US$	(12,866)	US$	—	US$	17,363	US$	283,174	US$	(155,903)	US$	(145,309)	US$	234,737

The accompanying notes are an integral part of these consolidated financial statements.

* The comparative Consolidated financial statements have been re-presented from Mexican peso to U.S. dollar to reflect the Company’s change in presentation currency. See note 1 b) for additional information.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	For the years ended December 31,
	2022		2021*		2020*
Operating activities
(Loss) income before income tax	US$	(132,363)	US$	137,026	US$	(253,453)
Non-cash adjustment to reconcile (loss) income before income tax to net cash flows from operating activities:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		417,929		326,400		278,515
Allowance for credit losses (Note 8)		1,672		795		636
Finance income (Note 23)		(12,902)		(3,531)		(4,784)
Finance cost		191,809		138,890		118,796
Net foreign exchange (gain) loss differences		(8,669)		80,372		(26,693)
Derivative financial instruments (Notes 3 and 4)		161		688		58,261
Amortized Cost (CEBUR)		566		412		323
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft (Note 22)		(19,548)		(9,546)		(32,568)
Employee benefits (Note 17)		7,210		552		521
Aircraft and engine lease extension benefit and other benefits from service agreements		(517)		(519)		(614)
Management incentive and long-term incentive plans		709		(1,273)		2,288
Cash flows from operating activities before changes in working capital		446,057		670,266		141,228
Changes in operating assets and liabilities:
Related parties		6,570		3,392		803
Other accounts receivable		49,670		(15,787)		36,905
Recoverable and prepaid taxes		(33,293)		16,918		(1,024)
Inventories		(1,361)		(857)		1,068
Prepaid expenses		(21,489)		645		3,407
Other assets		(12,494)		3,435		2,639
Guarantee deposits		(13,445)		(52,048)		(65,017)
Suppliers		86,627		6,168		41,521
Accrued liabilities		17,201		45,053		(26,118)
Other taxes and fees payable		44,985		12,972		7,668
Unearned transportation revenue		42,487		20,023		101,030
Derivative Financial instruments		—		(1,854)		(59,190)
Other liabilities		40,429		76,687		35,890
Cash generated from operating activities		651,944		785,013		220,810
Interest received		12,902		3,531		4,784
Income taxes paid		(51,244)		(3,188)		(11,845)
Net cash flows provided by operating activities		613,602		785,356		213,749

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(347,147)		(186,121)		(157,133)
Acquisitions of intangible assets (Note 13)		(6,790)		(10,063)		(5,804)
Acquisitions of subsidiaries		—		(79)		—
Pre-delivery payments reimbursements		221,253		43,678		79,593
Proceeds from disposals of rotable spare parts, furniture and equipment		1,990		17,940		80,192
Net cash flows used in investing activities		(130,694)		(134,645)		(3,152)

Financing activities
Net proceeds from public offering (Note 19)		—		—		164,399
Proceeds from exercised stock options (Note 18)		—		2,859		—
Treasury shares purchase		(5,239)		(4,366)		(4,511)
Interest paid		(17,637)		(12,477)		(13,614)
Payments of principal portion of lease liabilities (Note 14)		(449,004)		(458,968)		(284,363)
Payments of financial debt		(196,565)		(76,936)		(99,596)
Proceeds from financial debt		155,357		114,704		108,117
Net cash flows used in financing activities		(513,088)		(435,184)		(129,568)

(Decrease) increase in cash, cash equivalents and restricted cash		(30,180)		215,527		81,029
Net foreign exchange differences on cash balance		911		19,127		1,990
Cash, cash equivalents and restricted cash at beginning of year		741,122		506,468		423,449
Cash, cash equivalents and restricted cash at end of year	US$	711,853	US$	741,122	US$	506,468

The accompanying notes are an integral part of these consolidated financial statements.

*The comparative Consolidated financial statements have been re-presented from Mexican peso to U.S. dollar to reflect the Company’s change in presentation currency. See note 1 b) for additional information.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars,except when indicated otherwise)

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

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

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

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021 Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- years term. Volaris Costa Rica started operations on December 1, 2016.

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

On June 20, 2019, Concesionaria, issued fifteen million (15,000,000) asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos (US$78.5 million, based on an exchange rate of Ps.19.10 to US$1 on June 20, 2019) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$157.1 million based on an exchange rate of Ps.19.10 to US$1 on June 20, 2019). The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 basis points.

On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris´ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015.

On December 20, 2021, one of the Company’s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

The accompanying consolidated financial statements and notes were approved for issuance by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and the Chief Financial Officer, Jaime E. Pous Fernández, on April 18, 2023 and subsequent events were considered through that date. These consolidated financial statements were authorized by the Board of Directors of the Company on April 19,2023 and will be submitted for authorization to the Annual General Ordinary Shareholder´s Meeting of the Company on April 21,2023.

a)	Relevant events relating to fleet financing

On April 1st, 2022, the Company entered into an agreement with JSA International U.S. Holdings, LLC, which provides financing for pre-delivery payments in connection with our purchase of four A320 family aircraft.

On April 13, 2022, the Company obtained financing for the pre-delivery payments with certain lessors in respect of 18 aircraft (including the four aircraft mentioned below) to be delivered in the years 2023 and 2024.

On June 8, 2022, the Company entered into an agreement with certain financial institutions, which provides financing for pre-delivery payments in connection with our purchase of thirteen aircrafts to be delivered during the years 2023, 2024 and 2025.

On July 27th, 2022, the Company entered into an agreement with CMB Financial Leasing (Ireland) Limited, which provides financing for pre-delivery payments in connection with our purchase of seven A320 family aircraft.

Conflict between Russia and Ukraine

The airline industry has been impacted by the price and availability of fuel. However, the airline industry and the Company are implementing strategies to mitigate these effects.

The Company has been taking actions to mitigate this impact over the business, through revenue management and has continued with the efforts towards a reduced fuel consumption. Nonetheless, the ability to transfer any significant fuel cost increases through fare increases is limited by our ultra-low-cost business model and market high price elasticity in the market.

Change in presentation currency

The Company has changed the presentation currency from Mexican peso to the dollar of the United States of America (“U.S. dollar”) as of January 1st, 2022. The change in presentation currency was made to more accurately reflect the Company´s financial performance aligned to the economic environment in which it operates. The Company believes that the change in presentation currency provides investors and other stakeholders with greater comparability of financial information with its industry peers. Prior to the change, the financial statements had been reported in Mexican pesos.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively. In making this change in presentation currency, the Company followed the requirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS21”). (Note 1b))

b)  Basis of preparation

Statement of compliance

These consolidated financial statements which comprise the financial statements of the Company and its subsidiaries at December 31, 2022, 2021 and January 1st, 2021 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria was the Mexican peso until December 31, 2021, and since such date changed to U.S. dollar. The presentation currency of the Company’s consolidated financial statements is the U.S. dollar. All values in the consolidated financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these consolidated financial statements and provide comparative information in respect of the previous period, except for the effects of changes in functional currency that are affected prospectively. (Note 3b).

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

Presentation currency and definition of terms

Beginning January 1, 2022, and for all subsequent periods, as permitted by IAS 21 under IFRS and with the authorization of the Board of Directors, considering the previous favorable opinion of its Audit and Corporate Governance Committee, the Company changed its presentation currency from the Mexican peso to the U.S. dollar.

The consolidated financial statements, including comparative amounts and the accompanying notes to the consolidated financial statements, are presented as if the new presentation currency had always been the Company´s presentation currency. The comparative financial statements and their related notes were re-presented for the change in presentation currency by applying the methodology set out in IAS 21, using the closing exchange rates for the consolidated statements of financial position and the average exchange rates of each month within the respective periods for consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of cash flows. Historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value. The exchange rates used in translation were as described in note 1 n). In addition, resulting from this change in presentation currency and in compliance with IAS 1, Presentation of Financial Statements (“IAS 1”), the Company includes a third statement of financial position as of January 1, 2021.

The consolidated financial statements and the accompanying notes are presented in U.S. dollars, except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the consolidated financial statements and the accompanying notes are stated in thousands, except when references are made to earnings or loss per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the consolidated financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable.

Change in functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates. During the second half of 2021 management identified indicators of changes in the primary economic environment in which its main subsidiary Concesionaria operates, as follows: (i) increase in the international market transactions during 2021, (ii) change in the determination of rates (iii) most representative costs are determined and denominated in U.S. dollars. As a result, the Company evaluated the functional currency of its main subsidiary in accordance with the provisions contained in IAS-21 “Effects of Variations in Foreign Currency Exchange Rates”, concluding that the functional currency changed from the Mexican peso to the U.S dollar as of December 31, 2021.

In addition, considering the dependency of the Company in its operations related to its wholly owned subsidiary Concesionaria, management evaluated and concluded that its functional currency also changed from the Mexican peso to U.S. dollar as of December 31, 2021. The change in functional currency was prospectively applied from the date of the change.

Derived from the foregoing, once the authorization of the Board of Directors and considering the previous favorable opinion of the Audit and Corporate Governance Committee, as of December 31, 2021 the Company changed prospectively its functional currency from the Mexican peso to the U.S dollar (Note 3b).

c)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. As of December 31, 2022, 2021 and January 1st 2021 for accounting purposes the companies included in the consolidated financial statements are as follows:

			% Equity interest
	Principal				January
Name	Activities	Country	2022	2021	1st 2021
Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%	100%
Servicios Earhart, S.A.*	Rendering specialized services to its affiliates	Guatemala	100%	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”) (3)	Recruitment and payroll	Mexico	—	—	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) *	Loyalty Program	Mexico	100%	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”) (4)	Aeronautical Technical Services	Guatemala	100%	100%	—
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710 (1)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711 (2)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust” **	Share administration trust (Note 18)	Mexico	100%	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853 (5)	Pre-delivery payments financing (Note 5)	Mexico	100%	—	—
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	—	—
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	—	—
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867 (7)	Pre-delivery payments financing (Note 5)	Mexico	100%	—	—
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921 (8)	Pre-delivery payments financing (Note 5)	Mexico	100%	—	—

*The Company has not started operations.

**The Trust was terminated on August 9, 2022.

(1)	With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.
(2)	With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.
(3)	From August 31,2021, the Company merged with Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.
(4)	The Company was acquired on October 5, 2021.

(5)	With effect from June 8, 2022 the trust was constituted.
(6)	With effect from April 1st, 2022 the trusts were constituted.
(7)	With effect from April 13, 2022 the trust was constituted.
(8)	With effect from July 21, 2022 the trust was constituted.

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
(ii)	Rights arising from other contractual arrangements, and
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

On consolidation, the assets and liabilities of foreign operations are translated into U.S.dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

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

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partner, the Company has determined that it is acting as an agent on behalf of the other airline as is responsible for its portion of the contract (i.e., transportation of the passenger). The Company, as the agent, recognizes revenue within other operating revenue at the time of the travel, for the net amount retained by the Company for any segments flown by other airline.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of trip insurance, rental cars, and advertising spaces to third parties. They as well as cargo services, are recognized as revenue at the time the service is provided.

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

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided to the customer.

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

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the COVID-19 voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

e)  Cash, cash equivalents and restricted cash

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

Restricted cash are used to constitute the debt service reserves and cannot be used for purposes other than those established.

f)  Financial instruments initial recognition and subsequent measurement

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

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;
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

Evidence that a financial asset is credit – impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults. Further disclosures related to impairment of financial assets are also provided in (Note 8).

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables. During the years ended December 31, 2022, 2021 and 2020 the Company recorded expected credit losses on accounts receivable of US$1,672, US$795 and US$636, respectively (Note 8).

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

g)  Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

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

i)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2022, 2021, and 2020, the Company did not record any impairment loss in the value of its intangible assets.

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

j)  Assets held for sale

Assets held for sale, formerly non-current assets or groups of assets that are expected to be sold within the next twelve months are measured at the lower of their carrying amount at the time they are reclassified, and fair value less sell costs. Fair value less sell costs is derived from recent market transactions, if available.

On December 22, 2022, Concesionaria signed an aircraft sale and purchase agreement with SETNA IO LLC., by a total amount of US$901. As of December 31, 2022 the carrying amount of the remaining owned aircraft is US$795.

k)  Guarantee deposits

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

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2022, 2021 and 2020, the Company recognized supplemental lease payments of US$48,172, US$38,227 and US$20,063, respectively.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

During the years ended December 31, 2022 and 2021, the Company added eighteen and fifteen net new aircrafts to its fleet, respectively (Note 14). During the year ended December 31, 2022, the Company extended the lease period of five aircrafts and two engines. During the year ended December 31, 2021, the Company extended the lease period of 15 aircrafts and three engines. Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made (Note 16).

l)  Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

Fleet maintenance requirements may include preventive maintenance tasks and specific manufacturers recommendations, for example, component checks, monthly checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component service .

(i)  Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are normally performed by Company mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to qualified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from 6 to 12 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and C checks. All routine maintenance costs are expensed as incurred.

(ii)  Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil - AFAC) mandate maintenance intervals and average removal times as suggested by the manufacturer.

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

During the years ended December 31, 2022 and 2021, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of US$138,811 and US$85,940, respectively. For the years ended December 31, 2022, 2021 and 2020, the amortization of major maintenance leasehold improvement costs was US$83,071, US$40,744 and US$30,555 respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii)  The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed priced at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

m)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items of spare engine parts (major components) (Note 12).

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

n)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the presentation and functional currency of the parent company and its subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies different from its functional currency are translated into their functional currency as follows:

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

The Company’s consolidated financial statements are presented in U.S. dollars. Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign entities for the years ended December 31, 2022 and 2021, were US$3,471 and US$(10,489), respectively.

For the years ended December 31, 2022, 2021 and 2020, the most relevant exchange rates utilized in the conversions to US$ dollar, are as follows:

	2022				2021				2020
	End of period		Average		End of period		Average		End of period		Average
Currency	exchange rate		exchange rate		exchange rate		exchange rate		exchange rate		exchange rate
Mexican Peso	Ps.	19.3615	Ps.	20.1254	Ps.	20.5835	Ps.	20.2818	Ps.	19.9487	Ps.	21.4961
Colon	₵.	594.9700	₵.	649.5908	₵.	645.900	₵.	624.3460	₵.	615.7800	₵.	588.4240
Quetzal	Q.	7.8515	Q.	7.7765	Q.	7.7285	Q.	7.7589	Q.	7.8095	Q.	7.7292
Colombian Peso	COP.	4,810.20	COP.	4,255.44	COP.	3,981.16	COP.	3,751.33	COP.	3,428.26	COP.	3,695.48

o)  Liabilities and provisions

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

p)  Employee benefits

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

For the years ended December 31, 2022 and 2021, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2022. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2022, 2021 and 2020 the Company expensed US$2,992, US$3,701 and US$1,266, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

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

v)  Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Share based payment”.

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the statement of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2022, 2021 and 2020, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

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

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period (Note 18). The retention plan granted in previous periods expired in November 2020. During the year ended December 31, 2020, the Company recorded a (benefit) for US$(95), related to the SARs included in the LTIP. These amounts were recorded under the caption salaries and benefits.

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in (Note 18). This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

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

c)  Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

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

vii)  Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three months of the employee´s current salary or the average employee profit sharing received by the employee in the previous three years. For the years ended December 31, 2022, 2021 and 2020, the employee profit sharing is US$136, US$12,951 and US$968 operating expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit -sharing benefit, as it is not required by local regulations.

q)  Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and the right-of-use assets representing the right to use the underlying assets.

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

During the years ended December 31, 2022, 2021 and 2020, there were no impairment charges recorded in respect of the right-of-use assets.

iii.  Sale and leaseback

The Company enters into a agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Consolidated Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

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

r)   Return obligations

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

s)   Other taxes and fees payable

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

t)   Income taxes

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

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of December 31, 2022 and 2021 the Interpretation did not have an impact on the consolidated financial statements of the Company.

u)   Derivative and non-derivative financial instruments and hedge accounting

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

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the years ended December 31, 2022 and 2021, the Company did not recognize an ineffective portion with respect to derivative financial instruments. As of December 31,2020, the Company recorded the ineffective portion of US$19.1 million, with respect to derivative financial instruments.

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

v)   Financial instruments — Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

w)   Treasury shares

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

x)   Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America) (Note 26).

y)   Current versus non-current classification

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

z)   Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2022. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Covid-19-Related Rent Concessions beyond June 30, 2021, Amendments to IFRS 16

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1st, 2021. As of December 31, 2022, this amendment did not have impact on the consolidated financial statements of the Company (Note 14).

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1st, 2022, with earlier adoption permitted. As of December 31, 2022, this amendment did not have impact on the consolidated financial statements of the Company (Note 1f) iii) and Note 5).

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

The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Company expects to adopt the amendments in their effective dates considering preliminarily no significant effects. As of December 31, 2022, this amendment did not have impact on the consolidated financial statements of the Company (Note 12).

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

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively. As of December 31, 2022 this amendment did not have impact on the consolidated financial statements of the Company.

Standards issued but not yet effective

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

●	A specific adaptation for contracts with direct participation features (the variable fee approach).
●	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Company is currently assessing the impact of this standard which expects to adopt in their effective date.

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

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023, and must be applied retrospectively. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

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

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1st, 2023, with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the impact of these amendments.

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

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment is effective for annual reporting periods beginning on January 1st, 2023, and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

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

2.  Significant accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements. The Company’s consolidated financial statements provides a detailed discussion of the significant accounting policies. Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company’s financial position or results of operations. (Note 1).

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Revisions to estimates are recognized prospectively. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

For leases significant accounting judgments, estimates and assumptions refer to (Note 1q).

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

iv)  Impairment of long-lived assets

At each reporting date, the Company assesses whether there are indicators of impairment of its long-lived assets and right of use assets. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use.

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

For the years ended December 31, 2022 and 2021, the Company has reviewed through an analysis if there were signs of impairment in its long- lived assets and right- of use assets and according to the result it was concluded there were no signs of impairment.

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

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2022, 2021 and 2020 represented 46%, 34% and 27% (includes derivative and non-derivative financial instruments for 2021 and 2020) of the Company’s operating expenses, respectively. The foreign currency risk is disclosed within subsection b) in this note.

During the years ended December 31, 2022 and 2021, the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options. As of the year ended December 31, 2020, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 3Q20 and 1Q21. Additionally, during the year ended December 31, 2020, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 2H20 and 2Q21.

During the year ended December 31, 2020 the Company recognized an unwind of the Zero cost collar of US$1,984 which was recognized as part of finance cost.

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

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2022, and 2021.

During the year ended December 31, 2021, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of US$619. During the year ended December 31, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of US$1,488 (US$931 which was recognized in the fuel cost and an expense of US$557 in finance cost).

During the years ended December 31, 2022 and 2021 there was no cash flow to recycle for the Zero-Cost collar position.

During the year ended December 31, 2020, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of US$56,695 (US$38,122 which was recognized in the fuel cost and an expense of US$18,573 in finance cost).

During the year ended December 31, 2021, all the derivative financial instruments were effective.

For the period ended December 31, 2021, there was no cost of hedging as all the derivatives position matured through 2Q21.

As of December 31, 2022, and 2021, the Company didn´t hold any outstanding fuel position.

Fuel Sensitivity

The sensitivity analysis provided below presents the impact of a change of US$0.01 per gallon in fuel market spot price in the Company´s financial performance. Considering these figures, an increase of US$0.01 per gallon in the fuel prices during 2022, 2021 and 2020 would have impacted the Company’s operating costs in US$3,399, US$2,731 and US$1,762, respectively.

	As of December 31,
	2022	2021	2020
	Operating costs	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ US$0.01 per gallon	3,399	2,731	1,762
- US$0.01 per gallon	(3,399)	(2,731)	(1,762)

The Company has been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

b)  Foreign currency risk

On December 31, 2021 the Company and its main subsidiary Concesionaria changed their functional currency from the Mexican pesos to the US Dollar. The change of functional currency was accounted for prospectively with no impact on prior periods information (Note 1n).

Through the year ending December 31, 2021, and before the change, the Mexican peso was the functional currency of Controladora and its main subsidiary Concesionaria. Most of the operating Company’s expenses are denominated in U.S. dollar; thus, the Company relies on sustained U.S. dollar cash flows coming from operations in the United States of America, Central America and South America to support part of its commitments in such currency.

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

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2022 is as set forth below:

	Mexican Pesos		Others*

	(In thousands of U.S. dollars)
Assets:
Cash, cash equivalents and restricted cash	US$	39,962	US$	6,129
Other accounts receivable, net		66,254		12,595
Guarantee deposits		23,981		252
Other assets		—		—
Derivative financial instruments		1,585		—
Total assets	US$	131,782	US$	18,976

Liabilities:
Financial debt	US$	133,837	US$	—
Lease liabilities		17,003		103
Suppliers		124,374		1,496
Other liabilities		81,378		1,277
Total liabilities	US$	356,592	US$	2,876
Net foreign currency position	US$	(224,810)	US$	16,100

* The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2021 is as set forth below:

	Mexican Pesos		Others*

	(In thousands of U.S. dollars)
Assets:
Cash, cash equivalents and restricted cash	US	39,728	US	6,102
Other accounts receivable, net		9,412		495
Guarantee deposits		—		329
Total assets	US	49,140	US	6,926

Liabilities:
Financial debt	US	132,367	US	—
Lease liabilities		—		77
Suppliers		159,842		6,202
Other taxes and fees payable		111,766		16,378
Total liabilities	US	403,975	US	22,657
Net foreign currency position	US	(354,835)	US	(15,731)

* The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

At April 18, 2023, the exchange rate was 1 US$ per 18.0638 MXP.

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

As of December 31, 2022,2021 and January 1,2021, the Company did not enter into foreign exchange rate derivatives financial instruments.

Foreign currency sensitivity

The following table demonstrates the sensitivity of a reasonably possible change in Mexican peso exchange. The rate to U.S dollar that would have occurred as of December 31, 2022, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in the fair value of assets and liabilities denominated in Mexican peso. The Company’s exposure to foreign currency exchange rates for all other currencies is not material.

	Change in	Effect on profit
	MXN$ rate	before tax
		(In thousands of
		U.S. dollars)
2022	+5%	US$	(10,436)
	-5%		10,436

On December 31,2021, the Company and its main subsidiary Concesionaria changed its functional currency from the Mexican peso to the U.S dollar. The following table demonstrates the sensitivity of a possible change in Mexican peso exchange rate to U.S dollar that would affect the Company prospectively from December 31, 2021 considering the change in functional currency, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in fair value of assets and liabilities denominated in Mexican peso. The Company´s exposure to foreign currency exchange rates for all other currencies is not material.

	Change in	Effect on profit
	MXN$ rate	before tax
		(In thousands of U.S.
		dollars)
2021	+5%	US$	(18,528)
	-5%		18,528

The following tables demonstrate the sensitivity to a reasonably possible change in US$ exchange rates that would have occurred as of December 31, 2021 before consideration of the change in functional currency of Concesionaria and Controladora, with all other variables held constant. The movement in the pre-tax effect is a result of a change in the fair value of assets and liabilities denominated in US dollars before the change in functional currency. The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in	Effect on profit
	USD$ rate	before tax
		(In thousands of
		U.S. dollars)
2021	+5%	US$	(80,919)
	-5%		80,919

i)  Hedging relationships designating non-derivative financial instruments as hedging instruments for foreign exchange (FX) risk

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in US$ as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in US$ associated to forecasted revenues by using a portion of US$ denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

As of December 31, 2022 and 2021, there was not outstanding US$ balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding US$ balance designated under this hedging strategy as of December 31, 2020 amounted to US $1.5 billion, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to US$ denominated forecasted revenues over the remaining lease term.

Additionally, during the years ended December 31, 2021 and 2020, the impact of these hedges was US$21,378 and US$19,408, respectively, which has been presented as part of the total operating revenue.

The second FX strategy consisted on designating a hedging relationship by using a portion of US$ denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/US$) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years was designated as hedged item; while the hedging instrument was represented by US$ denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to US$410 million, which represent a portion of the financial assets denominated in US$.

During the first quarter of 2021, the designated hedging instrument back in 2019 for US$410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, like the one concluded. For this new strategy a portion of the Jet Fuel consumption over the two following years was designated as hedged item; while the hedging instrument was represented by US$ denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to US$350 million, which represent a portion of the financial assets denominated in US$.

As of December 31, 2021 , as a result of the change in functional currency from the Mexican peso to the US dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of US$109 million was reclassified to the income statement, which represented a loss within the foreign exchange (loss) gain, net caption.

As of December 31, 2022 and 2021, there was not outstanding US$ balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding US$ balance designated under this hedging strategy as of December 31, 2020 amount to US$60.5 million, which does represent a portion of the recognized financial assets.

During the years ended December 31, 2021 and 2020, the impact of these hedges was US$8,945 and US$18,590, respectively, presented as part of the total fuel expense.

Since the hedged items for both hedging strategies were targeted at mitigating the cash flow variability of highly expected forecasted transactions, these were represented by multiple hedging relationships which followed the Cash Flow Hedge Accounting Model.

In accordance with IFRS 9, the effective portion related to changes in the fair value of the hedging instruments, was taken to the hedge reserve within the OCI, and was presented under a separate caption within the Company’s Stakeholders Equity. The amounts recorded in OCI were recycled to the consolidated statement of operations on a timely basis as the corresponding US$ denominated income and/or Jet Fuel consumption, affecting the Company’s operating margins, the recycled amounts are presented as adjustments to operating income and expenses related to each FX hedging strategy.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”) and the Secured Overnight Financing Rate (“SOFR”).

For the replacement of the rate US$ LIBOR by the Secured Overnight Financing Rate (“SOFR”) the company is taking the necessary measures to adopt the new benchmark rates. Although rate US$ LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain rate US$ LIBORs after June 2023. In early 2022 as announced by the FCA, the panel bank submissions for rate US$ LIBOR will cease in mid-2023. As of December 31, 2022, all financial facilities in US$ are referenced to SOFR. The financial facilities contracted during 2022 were referenced to SOFR. (Note 5 b)).

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

During July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB19) are perfectly matched by the hedging instrument.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB19) in 2022 and 2021 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	interest rate	Effect on cap*
		(In thousands of U.S.
		dollars)
2022	+0.50%	US$	(121)
	-0.50%		121

2021	+0.01%	US$	(2)
	-0.01%		2

* The effect would affect OCI in relation to the interest rate caps.

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

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB21L) in 2022 and 2021 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	interest rate	Effect on cap*
		(In thousands of
		U.S. dollars)
2022	+0.50%	US$	(590)
	-0.50%		590

2021	+0.01%	US$	(8)
	-0.01%		8

* The effect would affect OCI in relation to the interest rate caps.

As of December 31, 2022 and 2021, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.2.25 billion (US$116.2 million based on an exchange rate of Ps.19.36 to US$1 on December 31, 2022) and Ps.2.75 billion (US$133.6 million based on an exchange rate of Ps.20.58 to US$1 on December 31, 2021), respectively, had fair values of US$1,585 and US$1,398, respectively, and are presented as part of the financial assets in the consolidated statement of financial position. As of December 31, 2022 and 2021 the effect allocated in OCI in relation to the interest rate caps amounts to US$109 and US$365, respectively.

For the years ended December 31, 2022 , 2021 and 2020 the amortization of the intrinsic value of the cap was US$161, US$69 and US$78 respectively, recycled to the statement of operations as part of the finance cost. During 2022 and 2021 there was no ineffective portion resulting from these hedging instruments.

Debt Sensitivity Analysis

The following sensitivity analysis considers the position exposed to variable interest rates.

The Interbank Equilibrium Interest Rate of the Banco de Mexico (TIIE) 28 days increased 505 bp in 2022, going from 5.72% to 10.77%. The Secured Overnight Financing Rate (SOFR) three months increased 450 bp in 2022 going from 0.09% to 4.59% SOFR one month increased 430 bp in 2022, going from 0.05% to 4.36%. In addition to the reference rate changes, if the interest rate had changed on an annual average in the magnitude shown, the impact on results would have been as shown below:

	Year ended December 31, 2022		Year ended December 31, 2021
	+ 100 BP	- 100 BP	+ 100 BP	- 100 BP

	(In thousands of U.S. dollars)
Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)	961	(961)	1,751	(1,751)
Asset backed trust notes (“CEBUR”) (1)	1,320	(1,320)	867	(867)
Banco Sabadell S.A., Institución de Banca Múltiple (“Sabadell”)	49	(49)	91	(91)
Banco Santander México, S.A. y Banco Nacional de Comercio Exterior, S.N.C. (“Santander-Bancomext 2022”)	96	(96)	—	—
JSA International U.S. Holdings, LLC (PDP JSA)	88	(88)	—	—
GY Aviation Lease 1714 Co. Limited (PDP CDB)	38	(38)	—	—
Incline II B Shannon 18 Limited (PDP BBAM)	224	(224)	—	—
Oriental Leasing 6 Company Limited (PDP CMB)	19	(19)	—	—
Banco Actinver S.A., Institución de banca múltiple (“Actinver”)	6	(6)	—	—
Total	2,801	(2,801)	2,709	(2,709)

(1) Every Trust Note (CEBUR) issuance has a 10% CAP on TIIE 28 to limit interest payments to increasing rates.

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

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s exposure outside consolidated statements of financial position represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The company has debts related to the Pre-delivery payments, which are settled with the reimbursement of the Pre-delivery payments when the sale and leaseback transaction is carried out (Note 25).

As of December 31, 2022, our cash, cash equivalents and restricted cash were US$711,853.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2022
		Within one	One to five
		year	years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	62,209	US$	75,698	US$	137,907
Asset backed trust note (“CEBUR”) (Note 5)		30,128		86,082		116,210
Working Capital Facilities (Note 5)		18,077		—		18,077

Lease liabilities:
Aircraft, engines, land and buildings leases		335,620		2,373,103		2,708,723
Aircraft and engine lease return obligation		5,012		244,454		249,466
Total	US$	451,046	US$	2,779,337	US$	3,230,383

	December 31, 2021
	Within one		One to five
	year		years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	171,771	US$	—	US$	171,771
Asset backed trust note (“CEBUR”) (Note 5)		24,291		109,311		133,602

Lease liabilities:
Aircraft, engines, land and buildings leases		283,843		2,128,294		2,412,137
Aircraft and engine lease return obligation		21,949		166,930		188,879
Total	US$	501,854	US$	2,404,535	US$	2,906,389

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

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is evaluated by management as limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of non-performance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

As of December 31, 2022, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with investment grade assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 19).

As part of the management strategies related to acquisition of its aircrafts (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery (Note 5b).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31,		December 31,		December 31,		December 31,
	2022		2021		2022		2021
Assets
Derivative financial Instruments	US$	1,585	US$	1,398	US$	1,585	US$	1,398

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(272,194)		(305,373)		(282,868)		(302,876)
Derivative financial Instruments		—		—		—		—
Total	US$	(270,609)	US$	(303,975)	US$	(281,283)	US$	(301,478)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2022:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	US$	—	US$	1,585	US$	—	US$	1,585
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(282,868)		—		(282,868)
Net	US$	—	US$	(281,283)	US$	—	US$	(281,283)

** SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2021:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	US$	—	US$	1,398	US$	—	US$	1,398
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(302,876)		—		(302,876)
Net	US$	—	US$	(301,478)	US$	—	US$	(301,478)

** LIBOR, SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the losses from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020:

Instrument	Financial statements caption	2022		2021		2020
Jet fuel Asian call options contracts	Fuel	US$	—	US$	(619)	US$	(931)
Jet fuel Zero-Cost collars contracts	Fuel		—		—		(38,122)
Jet fuel Asian call options contracts	Finance cost		—		—		(557)
Jet fuel Zero-Cost collars contracts	Finance cost		—		—		(18,573)
Interest rate cap	Finance cost		(161)		(69)		(78)
Total		US$	(161)	US$	(688)	US$	(58,261)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020:

Consolidated statements of other comprehensive income (loss)

	Financial
Instrument	statements caption	2022		2021		2020
Jet fuel Asian call options contracts	OCI	US$	—	US$	601	US$	(601)
Jet fuel Zero cost collars	OCI		—		484		(7,572)
Interest rate cap	OCI		336		(128)		(34)
Non derivative financial instruments*	OCI		—		79,076		(79,824)
Total		US$	336	US$	80,033	US$	(88,031)

*As of December 31, 2021, includes the effect of the discontinuation of the hedging strategies by US$109 million as described in note 3b (i).

5.  Financial assets and liabilities

As of December 31, 2022 and 2021, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents and restricted cash, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

	December 31,		December 31,
	2022		2021
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Interest rate cap	US$	1,585	US$	1,398
Total derivative financial assets	US$	1,585	US$	1,398

Presented on the consolidated statements of financial position as follows:
Current	US$	—	US$	—
Non-current	US$	1,585	US$	1,398

b) Financial debt

(i) As of December 31, 2022 and 2021, the Company’s short-term and long-term debt consists of the following:

		December 31,		December 31,
		2022		2021
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at LIBOR plus a spread of 260 basis points.	US$	—	US$	171,771

II.	In June 2019 the Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE plus 175 basis points.		38,737		60,728

III.	In October 2021 the Company issued in the Mexico market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on October 20th, 2026 bearing annual interest rate at TIIE plus 200 basis points.		77,473		72,874

IV.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institucion de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points. In December 2021, the Company renewed this working capital facility, bearing annual interest rate at TIIE 28 days plus a 240 basis points.		10,330		—

V.	Revolving credit line with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on June 8, 2027, bearing annual interest rate at the three-month SOFR plus a spread of 298 basis points.		38,635		—

VI.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with maturity on November 30, 2025, bearing annual interest SOFR plus a spread of 300 basis points.		27,962		—

VII.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity on November 30, 2025, bearing annual interest SOFR plus a spread of 425 basis points.		15,880		—

VIII.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity on May 31, 2025, bearing annual interest SOFR plus a spread of 390 basis points.		48,048		—

IX.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity on May 31, 2026, bearing annual interest of SOFR plus a spread of 200 basis points.		7,382		—

X.	The company acquired a short-term working capital facility with Banco Actinver S.A, Institución de banca multiple (“Actinver”) with national currency, bearing annual interest rate at TIIE plus 250 basis points.		7,747		—

XI.	Transaction costs to be amortized		(1,034)		(1,526)

XII.	Accrued interest and other financial cost		1,875		1,090
			273,035		304,937
	Less: Short-term maturities		112,148		196,898
	Long-term Financial debt	US$	160,887	US$	108,039

TIIE: Mexican interbank rate

LIBOR: London Inter Bank Offered Rate

SOFR: Secured Overnight Financing Rate

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and projected interest on December 31, 2022:

			January 2024-		January 2025-
	Within one		December		December		January 2026-
	year		2024		2025		onwards		Total
Santander/Bancomext (1)	US$	12,364	US$	18,030	US$	8,655	US$	—	US$	39,049
Banco Sabadell S.A.		10,421		—		—		—		10,421
CEBUR program(2)		30,577		38,738		25,824		21,520		116,659
JSA International U.S. Holdings, LLCA		25,272		3,159		—		—		28,431
GY Aviation Lease 1714 Co. Limited		—		15,880		—		—		15,880
Incline II B Shannon 18 Limited		25,788		22,592		—		—		48,380
Oriental Leasing 6 Company Limited		76		—		7,382		—		7,458
Actinver		7,791		—		—		—		7,791
Financial debt		112,289		98,399		41,861		21,520		274,069
Projected interest		22,242		9,428		4,312		1,033		37,015
Total	US$	134,531	US$	107,827	US$	46,173	US$	22,553	US$	311,084

(1)	Revolving line of credit with Banco Santander S.A. and Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo contracted on June 8, 2022.
(2)	Every Trust Note (CEBUR) issuance has a 10% CAP on TIIE 28 to limit interest payments to increasing rates.

iii) Since 2011, the Company has financed the pre-delivery payments with Santander/Bancomext for the acquisition of its aircraft through a revolving financing facility.

The “Santander/Bancomext 2018” loan agreement provides for certain covenants, including limits to the ability to, among others:

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

As of December 31, 2022 the Company paid the dispositions made during the year, therefore, it does not have a balance pending settlement. As of December 31, 2021 the Company was in compliance with the covenants under the above-mentioned loan agreement.

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

On June 8, 2022 the Company entered into a new pre-delivery payment financing with Santander/Bancomext for the acquisition of its aircraft through a revolving facility.

The “Santander/Bancomext 2022” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.

v)	Declare and pay dividends or make distributions on the Company’s share capital, except for distributions that do not exceed 15 percent (15%) of the profit before taxes.

As of December 31, 2022, the Company was in compliance with the covenants under the above-mentioned loan agreement.

As of December 31, 2022, the outstanding balance of the financial debt related to finance pre-delivery payments of aircraft amounts to US$137,907, the company covers this obligation through the sale and the collection made by the transaction denominated as sale and leaseback at the time of delivery, therefore, it does not represent a disbursement that directly impacts the company’s working capital.

As of December 31, 2022, the Company has signed credit lines totaling US$859,098 of which US$701,220 were related to financial debt (US$390,289 were undrawn) and US$157,878 were related to letters of credit (US$16,129 were undrawn). As of December 31, 2021, the Company had signed credit lines totaling US$483,379 of which US$338,501 were related to financial debt (US$9,717 were undrawn) and US$144,878 were related to letters of credit (US$23,159 were undrawn).

For purposes of financing the pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trust, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple, Fidecomiso) Trust 3853.

The Company signed in May of 2022 three new pre-delivery payments financing with lessors for the acquisition of its aircraft. For this purpose, a Mexican trust was created for each contract with (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC signed the Trust 3866, for GY Aviation Lease 1714 Co. Limited signed the Trust 3855, and for Incline II B Shannon 18 Limited signed the Trust 3867. These facilities do not include covenants or restrictions.

The Company signed a new pre-delivery payment financing with lessors for the acquisition of seven aircraft distributed between Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited. For this purpose, the Mexican Trust 3921 was created with CI Banco, S.A. Institución de Banca Múltiple. This facility does not include covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$77.5 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to US$1) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$ 155.0 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to US$1).

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$12.9 million, US$25.8 million, US$25.8 million and US$12.9 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to US$1), in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes start amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$77.5 million as of December 31,2022 based on an exchange rate of Ps.19.36 to US$1) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$155.0 million as of December 31, 2022 based on an exchange rate of Ps.19.36 to US$1). With this second issuance the total amount approved for the program has been reached.

The Trust Notes under the ticket VOLARCB21L comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five -year maturity annual reductions of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.3 million, US$25.8 million, US$,25.8 million and US$21.5 million as of December 31, 2023, 2024, 2025 and 2026, respectively, based on an exchange rate of Ps.19.36 to US$1 as of December 31,2022) with a floating one-month coupon rate referenced to TIIE 28 plus with a 200 basis point spread. The notes start amortizing at the end of the second year.

The asset backed trust note’s structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, no retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes began in July of 2021 for the first issuance and the second issuance will begin in November of 2023. In addition, early amortization applies if:

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

As of December 31, 2022, the Company was in compliance with the conditions of the asset backed trusted notes.

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 300 basis points. In December 2021, the Company renewed this working capital facility, bearing annual interest rate at TIIE 28 days plus a 240 basis points. As of December 31, 2022, the Company has completely withdrawn the available amounts of this facility.

The “Sabadell” working capital facility has the following covenant:

i)	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

As of December 31, 2022, the Company was not in compliance with the covenant of Sabadell loan agreement. The Company settled this short-term loan on January 5, 2023, as such any potential effects of the non-compliance were solved with the payment. The non-compliance did not trigger any cross-default provisions in other debt instruments or any lease agreement of the Company.

In December 2022, the Company renewed the working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 250 basis points. As of December 31, 2022, the Company has completely withdrawn the available amounts of the facility.

The “Actinver” working capital facility does not include obligations or restrictions.

At December 31, 2021, the Company was in compliance with the covenants under the terms of the working capital facilities.

Changes in liabilities arising from financing activities

For the years ended December 31, 2022 and 2021 the changes in liabilities from financing activities from the Company are summarized in the following table:

							Foreign		Current vs non-
	January 1,		Net cash		Accrued*		exchange		current				Conversion		December 31,
	2022		Flows		Interest		movement		reclassification		Other		effects		2022
Current interest-bearing loans and borrowings	US$	196,898	US$	(152,984)	US$	761	US$	739	US$	65,063	US$	124	US$	1,547	US$	112,148
Non-current interest -bearing loans and borrowings		108,039		111,776		—		—		(65,063)		442		5,693		160,887
Total liabilities from financing activities	US$	304,937	US$	(41,208)	US$	761	US$	739	US$	—	US$	566	US$	7,240	US$	273,035

							Foreign		Current vs non-
	January 1,		Net cash		Accrued*		exchange		current				Conversion		December 31,
	2021		Flows		Interest		movement		reclassification		Other		effects		2021
Current interest-bearing loans and borrowings	US$	78,145	US$	(60,322)	US$	142	US$	3,794	US$	179,355	US$	—	US$	(4,216)	US$	196,898
Non-current interest -bearing loans and borrowings		190,276		99,759		—		1,734		(179,355)		356		(4,731)		108,039
Total liabilities from financing activities	US$	268,421	US$	39,437	US$	142	US$	5,528	US$	—	US$	356	US$	(8,947)	US$	304,937

* This balance is net of interest provisions and interest effectively paid as of December 31, 2022 and 2021, respectively.

6.  Cash, cash equivalents and restricted cash

As of December 31, 2022 and 2021 this caption is comprised as follow:

	2022		2021
Cash in banks	US$	77,224	US$	463,666
Cash on hand		425		266
Short-term investments		627,331		270,028
Restricted funds held in trust related to debt service reserves		6,873		7,162
Total cash, cash equivalents and restricted cash	US$	711,853	US$	741,122

As of December 31, 2022 and 2021, the Company recorded a portion of advance ticket sales by an amount of US$6,873 and US$7,162, respectively, as a restricted fund (Note 1e). The restricted funds held in Trusts are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contracts of the Trusts.

7.  Related parties

a)  An analysis of balances due from/to related parties at December 31, 2022 and 2021 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

		Country
	Type of transaction	of origin	2022		2021		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	US$	2,155	US$	4,662	30 days

Due to:
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)	Airport Services	Mexico	US$	13,579	US$	9,687	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		815		455	30 days
A&P International Services, S.A.P.I de C.V. (“AISG”)	Aircraft maintenance	Mexico		191		—	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		22		—	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		2		2	30 days
MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador		1		—	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft maintenance and technical support	El Salvador		—		403	30 days
			US$	14,610	US$	10,547

b)  During the years ended December 31, 2022, 2021 and 2020, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2022		2021		2020
Revenues:
Transactions with affiliates
Frontier Airlines Inc (“Frontier”)
Code-share	USA	US$	5	US$	3,547	US$	7,385
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance *	El Salvador	US$	11,097	US$	—	US$	—
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		9,792		6,607		1,486
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador		3,690		7,964		11,556
Technical support	El Salvador		170		143		187
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		923		238		224
A&P International Services, S.A.P.I de C.V. (“AISG”)
Aircraft maintenance	Mexico		914		—		—
Servprot, S.A. de C.V.
Security services	Mexico		207		175		161
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		196		214		260
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		—		—		3,634

*Includes amounts as part of major maintenance.

c)  Frontier Airlines Inc. (“Frontier”)

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners, the latest has investments in both companies. As of December 31, 2022 and 2021, the accounts receivable from Frontier were US$2,155 and US$4,662, respectively. Additionally, as of December 31, 2022 and 2021, the account payable was US$2 and US$2, respectively.

During the years ended December 31, 2022, 2021 and 2020 the Company recognized revenue under this agreement of US$5, US$3,547 and US$7,385, respectively.

Frontier started having transactions with the Company in August 2018. As of December 31, 2022 and 2021, there have not been guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2022 and 2021, no provision for expected credit losses has been recognized, due to the Company considers the credit risk is minimal, and these balances are current accounts.

d)  Servprot S.A. de C.V. (“Servprot”)

Servprot is a related party because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2022 and 2021 there are not outstanding balances due to Servprot under this agreement.

During the years ended December 31, 2022, 2021 and 2020 the Company expensed US$207, US$175 and US$161, respectively for this concept.

e)  Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. On January 1, 2017, the Company entered into an aircraft maintenance and repair services agreement with Aeroman, which was extended and amended to be entered into with MRO Commercial, S.A. (“MRO”), an affiliate of Aeroman on January 1 st, 2022. This agreement provides for the exclusive use of Aeroman´s services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5-year term, extended for an additional 5-year period from January 1st, 2022.

As of December 31, 2022 there are not outstanding balance due to Aeroman under this agreement. As of December 31, 2021, the balance due under the agreement to Aeroman were US$403. The Company incurred expenses in aircraft maintenance and technical support with Aeroman amounted to US$3,860, US$8,107 and US$11,743 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the balance due under the agreement with MRO were US$1. During the year ended December 2022, the Company incurred expenses in aircraft with MRO amounted to US$11,097.

f)  Onelink, S.A. de C.V. (“Onelink”)

Onelink was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. From October 24, 2019 until June 30, 2020 Onelink Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink provides “Agencia Mercantil” services to the Company. As of December 31, 2022 and 2021, the Company did not recognize any outstanding balances, from Onelink as related party transaction.

During the years ended December 31, 2022 and 2021, the Company did not recognize any revenue and expense transactions as a related party. During the year ended December 31, 2020, the Company recognized an expense under this agreement of US$3,634.

g)  Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF which provides legal services to us. As of December 31, 2022, the balance due for the services received from MACF were US$22. As of December 31, 2021, the Company did not have outstanding balance due to MACF.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized expenses of legal services with this related party of US$196, US$214 and US$260, respectively.

h)  Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

On April 22, 2020, OMA became a related party because Mr. Ricardo Maldonado Yañez is an independent member of our board of directors and a member of the board of directors of OMA and Mrs. Guadalupe Phillips Margain, our independent member, was a member of the board of directors of OMA until November 2022. As of December 31, 2022 and 2021 the account payable with OMA was US$13,579 and US$9,687, respectively.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized expenses with OMA of US$9,792, US$6,607 and US$1,486, respectively.

i)  Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to the Company. As of December 31, 2022 and 2021, the account payable with Chevez was US$815 and US$455, respectively.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized expenses with Chevez of US$923, US$238 and US$224, respectively.

j)  A&P International Services, S.A.P.I. de C.V. (“AISG”)

On July 4, 2022, AISG became a related party since Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of December 31, 2022 the account payable from AISG was US$191.

During the year ended December 31, 2022, the Company recognized expenses with AISG of US$914.

k)  Directors and officers

During the year ended December 31, 2022, the chairman and the independent members of the Company’s board of directors received a net compensation of US$561 and the rest of the directors received a net compensation of US$177. During the years ended December 31, 2021 and 2020, the chairman and the independent members of the Company’s board of directors received a net compensation of US$622 and US$257, respectively, and the rest of the directors received a net compensation of US$179 and US$165, respectively.

During the years ended December 31, 2022, 2021 and 2020, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$17,630, US$18,829 and US$11,913, respectively: these amounts were recognized in salaries and benefits in the consolidated statement of operations.

During the years ended December 31, 2022, 2021 and 2020 the cost of the share-based payments MIP transactions was US$5,074, US$4,410 and US$3,519, respectively. The (benefit) cost of the cash-settled payments transactions MIP II and SARs was US$(4,365), US$(2,984) and US$5,362, respectively (Note 18).

The Company has a short-term benefit plan to certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance targets. As of December 31, 2022 and 2021 the Company recorded a provision in the amount of US$7,027 and US$7,602, respectively. In relation with this cash bonuses, during the years ended December 31, 2022, 2021 and 2020 the Company recorded an expense for an amount of US$6,893, US$7,602 and US$0, respectively, under the caption salaries and benefits.

8.  Other accounts receivable, net

An analysis of other accounts receivable as of December 31, 2022 and 2021, is detailed below:

	2022		2021
Current:
Credit cards	US$	43,942	US$	36,924
Benefits from suppliers		11,491		516
Affinity credit card		9,432		—
Other accounts receivable		4,448		1,636
Cargo clients		4,291		2,516
Travel agencies and insurance commissions		3,731		1,645
Other points of sales		1,968		6,848
Airport services		287		—
Employees		68		760
Marketing services receivable		—		34
		79,658		50,879
Allowance for expected credit losses		(809)		(615)
	US$	78,849	US$	50,264

Accounts receivable have the following aging:

	2022		2022		Total		2021		2021		Total
Days	Impaired		Not impaired		2022		Impaired		Not impaired		2021
0–30	US$	622	US$	68,356	US$	68,978	US$	502	US$	47,432	US$	47,934
31–60		—		1,580		1,580		—		1,332		1,332
61–90		—		4,865		4,865		—		410		410
91–120		187		4,048		4,235		113		1,090		1,203
	US$	809	US$	78,849	US$	79,658	US$	615	US$	50,264	US$	50,879

The movement in the allowance for expected credit losses from January 1, 2021 to December 31, 2022 is as follows:

Balance as of January 1st, 2021	US$	(1,640)
Write-offs		1,783
Increase in allowance		(795)
Foreign currency translation effect		37
Balance as of December 31, 2021		(615)
Write-offs		1,478
Increase in allowance		(1,672)
Balance as of December 31, 2022	US$	(809)

The allowance for expected credit losses on accounts receivables is established in accordance with the information mentioned in Note 1f) ii).

9.  Inventories

An analysis of inventories as of December 31, 2022 and 2021 is as follows:

	2022		2021
Spare parts and accessories of flight equipment	US$	15,758	US$	14,397
	US$	15,758	US$	14,397

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. For the years ended December 31, 2022, 2021, and 2020, the Company did not record any impairment loss in the value of its inventories. During the years ended as of December 31, 2022, 2021 and 2020, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$17,825, US$15,406 and US$10,922, respectively.

10.  Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2022 and 2021 is as follows:

	2022		2021
Sales commission to travel agencies (Note 1d)	US$	9,037	US$	9,233
Other prepaid expenses		8,371		10,440
Advances to suppliers		6,446		8,542
Prepaid insurance		5,816		4,150
Flight credits		3,519		6,022
	US$	33,189	US$	38,387

11.  Guarantee deposits

An analysis of this caption as of December 31, 2022 and 2021 is as follows:

	2022		2021
Current asset:
Credit letters deposits	US$	44,609	US$	54,767
Aircraft maintenance deposits paid to lessors (Note 1k)		16,767		21,127
Deposits for rental of flight equipment		1,583		1,687
Other guarantee deposits		1,398		1,409
		64,357		78,990
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1k)		424,347		404,237
Deposits for rental of flight equipment		56,049		50,007
Other guarantee deposits		3,482		1,128
		483,878		455,372
	US$	548,235	US$	534,362

12.  Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December		At December		At December		At December		At December		At December
	31, 2022		31, 2021		31, 2022		31, 2021		31, 2022		31, 2021
Leasehold improvements to flight equipment	US$	421,130	US$	258,878	US$	(215,238)	US$	(131,017)	US$	205,892	US$	127,861
Pre-delivery payments*		185,455		253,826		—		—		185,455		253,826
Flight equipment		110,959		106,575		(58,792)		(64,661)		52,167		41,914
Construction and improvements in process		31,900		26,522		—		—		31,900		26,522
Constructions and improvements		7,564		7,457		(6,818)		(6,211)		746		1,246
Office furniture and equipment		2,997		2,933		(1,903)		(1,681)		1,094		1,252
Computer equipment		1,409		1,400		(1,297)		(1,200)		112		200
Workshop machinery and equipment		1,131		1,101		(489)		(400)		642		701
Communications equipment		582		585		(397)		(362)		185		223
Motorized transport equipment platform		565		561		(315)		(163)		250		398
Electric power equipment		530		535		(295)		(246)		235		289
Service carts on board		452		448		(368)		(334)		84		114
Workshop tools		429		421		(420)		(365)		9		56
Total	US$	765,103	US$	661,242	US$	(286,332)	US$	(206,640)	US$	478,771	US$	454,602

* During the years ended December 31, 2022, 2021 and 2020, the Company capitalized borrowing costs of US$7,915, US$7,098 and US$17,872, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of US$21,591, US$4,155 and US$18,701, respectively.

													Motorized				Workshop
			Constructions										transport				machinery		Service						Construction and		Leasehold
	Flight		and		Computer		Office furniture		Electric power		Workshop		equipment		Communications		and		carts on		Allowance for		Pre-delivery		improvements		improvements to
	equipment		improvements		equipment		and equipment		equipment		Tools		platform		equipment		equipment		board		obsolescence		payments		in process		flight equipment		Total
Net balance as of January 1, 2021	US$	23,356	US$	1,354	US$	392	US$	1,590	US$	385	US$	167	US$	367	US$	289	US$	648	US$	156	US$	(150)	US$	246,639	US$	2,684	US$	87,117	US$	364,994
Additions		25,503		—		72		3		96		84		236		—		206		—		—		55,749		26,982		86,563		195,494
Disposals and transfers		(137)		(1)		(3)		(171)		(123)		(14)		(250)		(29)		(43)		—		148		(43,678)		(1,385)		—		(45,686)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		2,943		—		—		2,943
Other movements		—		735		26		148		—		—		176		21		6		—		—		—		(1,318)		213		7
Conversion effects		(1,018)		(42)		(10)		(44)		(7)		(3)		(16)		(8)		(21)		(4)		2		(7,827)		(441)		(3,414)		(12,853)
Depreciation		(5,790)		(800)		(277)		(274)		(62)		(178)		(115)		(50)		(95)		(38)		—		—		—		(42,618)		(50,297)
As of December 31, 2021		41,914		1,246		200		1,252		289		56		398		223		701		114		—		253,826		26,522		127,861		454,602
Cost		106,575		7,457		1,400		2,933		535		421		561		585		1,101		448		—		253,826		26,522		258,878		661,242
Accumulated depreciation		(64,661)		(6,211)		(1,200)		(1,681)		(246)		(365)		(163)		(362)		(400)		(334)		—		—		—		(131,017)		(206,640)
Net balance as of December 31, 2021		41,914		1,246		200		1,252		289		56		398		223		701		114		—		253,826		26,522		127,861		454,602
Additions		17,091		—		8		9		4		8		—		—		47		7		—		166,571		33,838		138,811		356,394
Disposals and transfers		(1,656)		—		—		(2)		—		—		—		(1)		—		—		—		(221,253)		(4,838)		—		(227,750)
Borrowing costs, net*		—		—		—		—		—		—		—		—		—		—		—		(13,676)		—		—		(13,676)
Other movements		—		107		(1)		67		(7)		—		7		1		4		—		—		(13)		(23,622)		23,448		(9)
Depreciation		(5,182)		(607)		(95)		(232)		(51)		(55)		(155)		(38)		(110)		(37)		—		—		—		(84,228)		(90,790)
As of December 31, 2022		52,167		746		112		1,094		235		9		250		185		642		84		—		185,455		31,900		205,892		478,771
Cost		110,959		7,564		1,409		2,997		530		429		565		582		1,131		452		—		185,455		31,900		421,130		765,103
Accumulated depreciation		(58,792)		(6,818)		(1,297)		(1,903)		(295)		(420)		(315)		(397)		(489)		(368)		—		—		—		(215,238)		(286,332)
Net balance as of December 31, 2022	US$	52,167	US$	746	US$	112	US$	1,094	US$	235	US$	9	US$	250	US$	185	US$	642	US$	84	US$	—	US$	185,455	US$	31,900	US$	205,892	US$	478,771

a)  During 2022 and 2021 the Company acquired two and two NEO spare engines, respectively (based on the terms of the Pratt & Whitney purchase agreement FMP), which were accounted for at cost for at total amount of US$20,120 and US$19,082, respectively. The Company identified the major components as separate parts at their respective cost. These major components of the engine are presented as part of the flight equipment and depreciated over their useful life.
b)  During the years ended December 31, 2022 and 2021, the Company capitalized borrowing costs which amounted to US$7,915 and US$7,098, respectively (Note 23). The Company capitalizes the actual borrowing costs of the borrowings directly attributable to the acquisitions. For the years ended December 31, 2022 and 2021, the weighted rate of the direct borrowings used to determine the amount of borrowing costs was 5.34% and 2.76%, respectively.
c)  Depreciation expense for the years ended December 31, 2022, 2021 and 2020, was US$90,790, US$50,297 and US$37,383, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the consolidated statements of operations.
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

In 2011, the Company amended the agreement with Airbus for the purchase of 44 A320 family aircraft to be delivered from 2015 to 2020. The order included 14 A320CEO (“Current Engine Option Aircraft”) and 30 A320NEO. Additionally, during December 2017, the Company amended the agreement with Airbus for the purchase of 80 A320 family aircraft to be delivered from 2022 to 2026. The order includes 46 A320NEO and 34 A321NEO. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

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

In 2021, the Company amended the agreement with Airbus for the purchase of 39 A320 family aircraft to be delivered from 2023 to 2029. The order includes only A321NEO aircraft. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. Also, in this agreement the Company used its rights on the Airbus Purchase Agreement to convert twenty A320NEO into A321NEO.

In 2022, the Company amended the agreement with Airbus for the purchase of 25 A320 family aircraft to be delivered in 2030. The order includes only A321NEO aircraft. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement.

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet to be received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 16 aircrafts (10 A320NEO and six A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet. In April 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of two aircrafts A320NEO.

On May 12, 2020, the Company entered into certain agreements with IAE, which included the purchase of the engines for 46 A320NEO and 34 A321NEO respectively, to be delivered between 2022 and 2028. This agreement also included the purchase of eleven firm spare engines for the A320NEO fleet to be received from 2022 to 2029.

In October 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 13 aircrafts (all A320NEO). This agreement also includes the purchase of one spare engine for the A320NEO fleet.

The Company received credit notes from P&W in December 2017 of US$3.1 million, which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2022, 2021 and 2020, the Company amortized a corresponding benefit from these credit notes of US$225, US$241 and US$228, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2022 and 2021, the amounts paid for aircraft and spare engine pre-delivery payments were of US$166.6 million and US$55.7 million, respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 144 Airbus A320 family aircraft during a period of eight years (from January 2023 to December 2030). The agreement provides for the addition of 144 Aircraft to its fleet as follows: five in 2023, seventeen in 2024, sixteen in 2025, 27 in 2026, twenty-one in 2027, nineteen 2028, fourteen in 2029 and twenty-five to be delivered during 2030. Commitments to acquisitions of property and equipment are disclosed in Note 25.

During the years ended December 31, 2022, 2021 and 2020 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in gains of US$21,193, US$9,668 and US$32,695, respectively, these were recorded under the caption other operating income in the consolidated statement of operations, that represented only the amount of gains that relate to the rights transferred to the buyer-lessor. (Note 22).

e) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of US$5 million in 2022 and US$1.5 million in 2017, which are amortized on a straight-line basis, prospectively during the term of the agreement. For the years ended December 31, 2022, 2021 and 2020, the Company amortized a corresponding benefit from these credit notes of US$452, US$258 and US$245, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

As of December 31, 2022 the carrying amount of assets held for sale was US$795. For the year ended December 31, 2022 the depreciation expense was of US$309. (See Note 1 j).

As of December 31, 2021 the carrying amount of assets held for sale was US$382 and for the year ended December 31,2021 the depreciation expense was of US$1,917.

For the years ended December 31, 2022, 2021 and 2020, there were no impairments of rotable spare parts, furniture and equipment, net.

13.  Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value				Accumulated amortization				Net carrying amount

	Life	At December 31,
	years	2022		2021		2022		2021		2022		2021
Software	1 - 4	US$	47,850	US$	41,048	US$	(35,125)	US$	(28,416)	US$	12,725	US$	12,632

Balance as of January 1st, 2021	US$	9,603
Additions		10,142
Disposals		(1)
Amortization		(6,752)
Exchange differences		(360)
Balance as of December 31, 2021		12,632
Additions		6,790
Amortization		(6,696)
Exchange differences		(1)
Balance as of December 31, 2022	US$	12,725

During the second half of 2021 and beginning of 2022 the Company implemented the SAP S/4HANA software. During 2022 and 2021 the costs directly attributable to developments and improvements to systems were recognized as an intangible asset and other non-qualifying costs as part of the implementation were recognized in the statements of operations.

Software amortization expense for the years ended December 31, 2022, 2021 and 2020 was US$6,696, US$6,752 and US$4,715, respectively. These amounts were recognized in depreciation and amortization caption on the consolidated statements of operations.

14.   Leases

As of December 31, 2022 and 2021 the most significant leases are as follows:

a)  Aircraft and engines represent the Company’s most significant lease agreements. As of December 31, 2022, the Company leases 116 aircraft (100 as of December 31, 2021) and 23 spare engines under lease agreements (20 as of December 31, 2021) that have maximum terms through 2034. These leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines, leases*:

Aircraft		At December	At December
Type	Model	31, 2022	31, 2021
A319	132	3	3
A319	133	—	2
A320	233	39	39
A320	232	1	1
A320NEO	271N	48	39
A321	231	10	10
A321NEO	271N	15	6
		116	100

Engine spare		At December	At December
Type	Model	31, 2022	31, 2021
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	6	5
V2500	V2527-A5	6	4
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		23	20

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2022, the Company added eighteen new leased aircraft to its fleet (six A320 NEO´s and seven A321 NEO acquired through sale and leaseback transactions under the Company´s existing Airbus purchase agreement. Additionally, three A320 NEO and two A321 NEO AC were obtained directly from the lessor´s aircraft order book). Also, the Company extended the lease term of two A321CEO (effective from 2023), two A320CEO (effective from September 2022 and July 2023) and one A319CEO (effective from March 2021). Finally, the Company returned two aircraft to their respective lessors (two A319CEO aircraft). All the aircraft incorporated through the lessor´s aircraft order were not subject to sale and leaseback transactions.

During the year ended December 31, 2022, the Company also incorporated three CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of two spare engines (effective from February 2022).

During the year ended December 31, 2021, the Company added fifteennew leased aircraft to its fleet (five A320 NEO´s acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement and ten obtained directly from the lessor’s aircraft order book). Also, the Company extended the lease term of thirteen A320CEO (effective from 2022, 2023 and 2025) and two A319CEO (effective from 2021). All the aircraft incorporated through the lessor´s aircraft order were not subject to sale and leaseback transactions.

During the year ended December 31, 2021, the Company also incorporated two NEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of three spare engines (two of them effective from February 2021 and the other from October 2021).

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

			Spare engine		Land and
	Aircraft leases		leases		building leases		Total
As of January 1st ,2021	US$	1,674,620	US$	41,567	US$	4,036	US$	1,720,223
Additions		437,334		2,928		13,894		454,156
Modifications		60,239		2,084		6,928		69,251
Disposals		—		—		(273)		(273)
Foreign currency translation effects		(56,768)		—		(3)		(56,771)
Depreciation on right of use assets		(252,761)		(11,626)		(4,964)		(269,351)
As of December 31, 2021		1,862,664		34,953		19,618		1,917,235
Additions		521,711		1,023		30,597		553,331
Modifications		25,895		(168)		5,081		30,808
Depreciation on right of use assets		(299,517)		(11,627)		(9,299)		(320,443)
As of December 31, 2022	US$	2,110,753	US$	24,181	US$	45,997	US$	2,180,931

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2022		2021
As of January 1st,	US$	2,412,137	US$	2,212,201
Additions		550,834		464,049
Modifications		29,842		67,589
Disposals		—		(291)
Accretion of interest		165,043		127,329
Foreign exchange effect		(129)		72,449
Foreign currency translation effects		—		(72,221)
Payments		(449,004)		(458,968)
As of 31 December,	US$	2,708,723	US$	2,412,137
Current	US$	335,620	US$	283,843
Non-current	US$	2,373,103	US$	2,128,294

The Company had total cash outflows for leases of US$449,004 in 2022 (US$458,968 in 2021 and US$284,363 in 2020).

During 2020 the Company applied practical expedients to leases in accordance with IFRS 16 guidance on lease modification accounting for rent concessions for those lease modifications arising as a direct result of COVID-19. The net impact on the consolidated statement of operations for 2020 was US$8,880 which reflects the changes to lease payments that arose from such concessions.

During the years ended of December 31, 2022 and 2021, the Company did not have lease modifications arising as a direct result of COVID-19.

For the years ended December 31, 2022, 2021 and 2020 the amounts recognized in profit or loss were as follow:

	For the year ended
	December 31, 2022		December 31, 2021		December 31, 2020
Depreciation of right-of-use assets	US$	(320,443)	US$	(269,351)	US$	(236,417)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 23)		(174,769)		(128,159)		(108,907)
Aircraft and engine variable lease expenses		(124,532)		(83,373)		(85,957)
Total amount recognized in profit or loss	US$	(619,744)	US$	(480,883)	US$	(431,281)

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

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2022, 2021 and 2020, in relation with this provision the Company expensed as supplemental rent US$58,658, US$55,668 and US$65,986, respectively.

Extension options

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

During 2022 and 2021 the Company decided to exercise extension options for some agreements that resulted in an increase in the lease liability and the corresponding right of use assets by an amount of US$30,653 and US$66,850, respectively.

15.  Accrued liabilities

a)  The detail of current accrued liabilities as of December 31, 2022 and 2021 is as follows:

	2022		2021
Fuel and traffic accrued expenses	US$	105,284	US$	88,389
Maintenance and aircraft parts accrued expenses		25,172		22,667
Salaries and benefits		19,091		21,017
Accrued administrative expenses		12,517		9,564
Sales, marketing and distribution accrued expenses		7,636		18,772
Maintenance deposits		5,933		8,267
Deferred revenue from V Club membership		4,967		3,665
Information and communication accrued expenses		2,979		1,987
Supplier services agreement		2,262		1,154
Others		408		2,233
Benefits from suppliers		270		378
Advances from travel agencies		53		3
	US$	186,572	US$	178,096

b)  Non-current accrued liabilities as of December 31, 2022 and 2021 is as follows:

	2022		2021
Supplier services agreement	US$	12,914	US$	763
Benefits from suppliers		—		441
Other		369		271
	US$	13,283	US$	1,475

16. Other liabilities

	Balance as of						Balance as of
	January 1,		Increase for				December 31,
	2022		the year		Payments		2022
Aircraft and engine lease return obligation (Note 1r and 2i)	US$	188,879	US$	94,815	US$	(34,228)	US$	249,466
Employee profit sharing (Note 17)		12,686		136		(12,436)		386
	US$	201,565	US$	94,951	US$	(46,664)	US$	249,852

Current maturities							US$	5,398
Non-current							US$	244,454

	Balance as of								Balance as of
	January 1,		Increase for				Conversion		December 31,
	2021		the year		Payments		effects		2021
Aircraft and engine lease return obligation (Note 1r and 2i)	US$	125,546	US$	70,120	US$	(1,914)	US$	(4,873)	US$	188,879
Guarantee deposit (Note 1k)		12,532		—		(12,327)		(205)		—
Employee profit sharing (Note 17)		723		12,951		(787)		(201)		12,686
	US$	138,801	US$	83,071	US$	(15,028)	US$	(5,279)	US$	201,565

Current maturities									US$	34,635
Non-current									US$	166,930

During the years ended December 31, 2022 and 2021 no cancellations or write-offs related to these liabilities were recorded. Since 2012, the Company holds a cobrand credit card agreement with Banco Invex, S.A., Institución de Banca Múltiple, Invex, Grupo Financiero Invex “Invex”. Through this agreement, Invex pays certain commissions to Volaris related to the cobrand credit card and Invex’s clients receive vouchers to be redeemed in different Volaris services under certain conditions. A portion of the voucher cost is paid by Volaris and the remaining amount by Invex.

17.  Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2022, 2021 and 2020, are as follows:

	2022		2021		2020
Analysis of net period cost:
Current service cost	US$	6,518	US$	425	US$	398
Interest cost on benefit obligation		692		127		123
Net period cost	US$	7,210	US$	552	US$	521

Changes in the defined benefit obligation are as follows:

	2022		2021
Defined benefit obligation as of January 1,	US$	3,968	US$	2,538
Net period cost charged to profit or loss:
Current service cost		6,518		425
Interest cost on benefit obligation		692		127
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions		(253)		432
Payments made		(179)		(71)
Conversion effect foreign currency		241		(67)
Others		—		584
Defined benefit obligation as of December 31,	US$	10,987	US$	3,968

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2022	2021	2020
Financial:
Discount rate	9.21%	7.84%	7.04%
Expected rate of salary increases	5.50%	5.50%	5.50%
Annual increase in minimum salary	19.00/4.00%*	19.00/4.50%	4.00%
*19.00% applies to the General Zone and 4.00% to the Border Zone in Mexico*
Biometric:
Mortality (1)	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA	EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA
Disability (2)	IMSS-97	IMSS-97	IMSS-97

(1)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(2)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

* Border Zone, is made up of the states that border with the United States and the General Zone is made up by the rest states of the country.

Accruals for short-term employee benefits (included as part of other liabilities). As of December 31, 2022 and 2021, respectively, are as follows:

	2022		2021
Employee profit-sharing (Note 16)	US$	386	US$	12,686

The key management personnel of the Company include the members of the Board of Directors (Note 7).

Sensitivity analysis

A reasonably possible variation at the date of the report, in one of the most significant actuarial assumptions, and assuming that the rest of the variables had remained constant, would have affected the benefit obligations defined as of December 31, 2022 in the amounts shown below:

		Present value of the defined benefit obligation
		(In thousands of U.S. dollars)
Assumptions		Increase		Decrease
Discount rate:	50 basis points	US$	10,431	US$	11,589
Statutory minimum wage increase rate:	50 basis points	US$	11,197	US$	10,789
Salary increase rate:	50 basis points	US$	11,678	US$	10,380

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

b)  LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), in November 2014 certain key employees of the Company were granted with a special bonus by an amount of Ps.10,831 (US$797 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos granted a bonus to each key executive;
(ii)	The bonus amount by Ps.7,059 (US$520 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employees, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the BMV based on the Administration Trust’s Technical Committee instructions;
(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.
(iv)	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos would be entitled to receive the proceeds of the sale of shares.
(v)	The key employees’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity.

In November 2022, 2021 and 2020, the extensions to the LTIP were approved by the Company’s shareholder’s and the Company’s Board of Directors, respectively. The total cost of the extensions approved were US$5,703 (US$3,707 net of withheld taxes), US$5,086 (US$3,307 net of withheld taxes) and US$4,618 (US$3,003 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2022 and 2021, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A
	shares
Outstanding as of January 1st, 2021	5,805,311	*
Purchased during the year	1,849,417
Granted during the year	—
Exercised/vested during the year	(2,612,575)
Forfeited during the year	(551,732)
Outstanding as of December 31, 2021	4,490,421	*
Purchased during the year	4,354,473
Granted during the year	—
Exercised/vested during the year	(2,161,968)
Forfeited during the year	(103,712)
Outstanding as of December 31, 2022	6,579,214	*

* These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2022, 2021 and January 1, 2021.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A
shares	Vesting period
3,084,981	November 2023
2,042,732	November 2024
1,451,501	November 2025
6,579,214

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2022, 2021 and 2020, the compensation expense recorded in the consolidated statement of operations amounted to US$5,074, US$4,410 and US$3,519, respectively.

During 2022, 2021 and 2020, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2022, 2021 and 2020, were 103,712, 551,732 and 327,217, respectively.

- SARs (cash settled)

On November 6, 2014, the Company granted 4,315,264 SARs to key employees that entitle them to a cash payment and vest as long as the employee continues to be employed by the Company at the end of each anniversary, during a three - years period. The total amount of the appreciation rights granted under this plan at the grant date was Ps.10,831 (US$796 as of November 6, 2014 based on an exchange rate of Ps.13.61 to US$1).

Fair value of the SARs was measured at each reporting date. The retention plan granted in previous periods expired in November 2020.

The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period. During the year ended December 31, 2020, the Company recorded a benefit of US$(95) in the consolidated statement of operations.

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

On December 24, 2012, the Administrative Trust was created, and the share sale agreements were executed. On December 27, 2012, the trust borrowed Ps.133,723 (US$10,305 as of December 27 ,2012 based on an exchange rate of Ps. 12.97 to US$1) from the Company and immediately after; the trust paid the Company the same amount borrowed as purchase price for the shares.

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

The MIP has been classified as equity-settled, by which, the grant date, fair value is fixed and is not adjusted by subsequent changes in the fair value of capital instruments. Equity-settled transactions are measured at fair value at the date the equity benefits are conditionally granted to employees. The total cost of the MIP determined by the Company was Ps.2,722 (US$213 as of December 24, 2012 based on an exchange rate of Ps.12.77 to US$1) to be recognized from the time it becomes probable the performance condition will be met over the vesting period. Total cost of the MIP related to the vested shares has been fully recognized in the consolidated statements of operations during the vesting years.

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

The expected volatility reflects the assumption that the historical volatility of comparable companies is indicative of future trends, which may not necessarily be the actual outcome.Under the methodology followed by the Company, at the grant date and December 31, 2012, the granted shares had no positive intrinsic value.

During 2020, there were no exercised shares under the MIP. For the year ended December 31, 2021, the key employees exercised 7,653,981 Series A shares. As a result, the key employees paid to the Management Trust Ps.40,668 (US$1,976) corresponding to the exercised shares for the year ended December 31, 2021.

Thereafter, the Company has received from the Management Trust the payment related to the exercised shares by the key employees as a repayment of the loan between the Company and the Management Trust.

Movements in share options

The table of the next page illustrates the number of shares options and fixed exercise prices during the year 2021.

Total in
	Number of share	Exercise price		thousands of
	options	in Mexican pesos		Mexican pesos
Outstanding as of January 1st, 2021	7,653,981	Ps.	5.31	Ps.	40,668
Granted during the year	—		—		—
Forfeited during the year	—		—		—
Exercised during the year	(7,653,981)		5.31		(40,668)
Outstanding as of December 31, 2021	—	Ps.	—	Ps.	—

As of December 31, 2021 all the share options were exercised.

On August 9, 2022, the Irrevocable Trust number F-307750 with HSBC Mexico S.A., Institución de Banca Múltiple, were terminated through payment of the outstanding amounts.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees. Such extension was modified on November 6, 2016. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the employees can exercise MIP II once the SARs are vested was approved.

Fair value of the SARs is measured at each reporting period using a Black-Scholes option pricing model, taking into consideration the terms and conditions granted to the employees. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2022 and 2021 was US$1,562 and US$5,927, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded a (benefit) expense of US$(4,365), US$(2,984) and US$5,457, respectively, in the consolidated statement of operations. During the years ended 2022, 2021 and 2020 were not exercised any SARs.

The summary related to (benefit) expense recognized for the Company’s retention plans during the years 2022, 2021 and 2020 is shown in the following table:

	2022		2021		2020
(Benefit) expense arising from cash-settled share-based payments transactions	US$	(4,365)	US$	(2,984)	US$	5,362	*
Expense arising from equity-settled share-based payments transactions		5,074		4,410		3,519
Total expense arising from share-based payments transactions	US$	709	US$	1,426	US$	8,881

* The figures included LTIP – SARs (cash settled) benefit of US$(95).

d)  Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five – year period with an exercise share price at Ps.33.80, Ps.32.23 and Ps.9.74 for the years ended 2022, 2021 and 2020, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Controladora Vuela Compañía de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares held as of December 31, 2022, 2021 and 2020 available to be exercised is 5,945,417, 4,589,726 and 5,233,693, respectively and are included in treasury shares.

19.  Equity

As of December 31, 2022, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed	Variable
	Class I	Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(13,452,393)	(13,452,393)	(1)
	24,180	1,152,500,104	1,152,524,284

(1)  The number of forfeited shares as of December 31, 2022 were 103,712, which are included in treasury shares.

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

(1)  The number of forfeited shares as of December 31, 2021 were 551,732, which are included in treasury shares.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission. In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

The net proceeds of US$164.4 million (after the deduction of the underwriters´ commission and expenses payable by the Company) obtained from the offering are to be used for general corporate purposes. The increase in capital stock amounted US$164.4 million.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30’538,000 Series B Shares for the equivalent number of Series A Shares. This conversion had not impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

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

During the years ended December 31, 2022, 2021 and 2020 the Company did not declare any dividends.

In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2022 and 2021, the Company’s legal reserve was US$17,363, or 8.5% and 8.5% respectively of our capital stock.

For the years ended December 31, 2022, 2021 and 2020, we did not allocate any amount to our legal reserve fund. As of December 31, 2022, 2021 and 2020 the Company’s legal reserve has not reached the 20% of its capital stock.

Any distribution of earnings in excess of the net tax profit account (Cuenta de utilidad fiscal neta or “CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014. Dividends paid will be free of Income taxes if they come from the (“CUFIN”). Dividends that exceed the CUFIN and the CUFINRE will cause a tax equivalent to 42.86%. Dividends paid that come from profits by the ISR will not be subject to any withholding or additional payment of taxes.

Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock must be authorized. As of December 31, 2022 and 2021, the Company had balance of US$0.1 and US$0.1, respectively.

a)   (Loss) earnings per share

Basic (loss) earnings per share (“LPS or EPS”) amounts are calculated by dividing the net (loss) earnings for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted ( LPS) EPS amounts are calculated by dividing the (loss) earnings attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings income per share for the years ended December 31, 2022, 2021 and 2020.

	As of December 31,
	2022		2021		2020
Net (loss) income for the period	US$	(80,224)	US$	106,453	US$	(191,722)
Weighted average number of shares outstanding (in thousands):
Basic		1,155,030		1,152,256		1,004,965
Diluted		1,165,135		1,165,612		1,021,286
LPS – EPS:
Basic	US$	(0.069)	US$	0.092	US$	(0.191)
Diluted	US$	(0.069)	US$	0.091	US$	(0.188)

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

(i)	Based on the approved law, corporate income tax current rate for 2022, 2021 and 2020 and thereafter is 30%.
(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.
(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.
(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.
(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2022, 2021 and 2020 were in Guatemala 25%, Costa Rica 30% and El Salvador 30%.

b)  For the years ended December 31, 2022, 2021 and 2020, the Company reported on a combined basis taxable income of US$53,293, US$59,472 and US$15,140, respectively, which was partially offset by tax losses from prior years.

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

c)  An analysis of consolidated income tax expense for the years ended December 31, 2022, 2021 and 2020 is as follows:

Consolidated statements of operations

	2022		2021			2020
Current year income tax expense	US$	(15,456)	US$	(17,903)		US$	(3,978)
Deferred income tax (expense) benefit		67,595		(12,670)	(1)		65,709	(2)
Total income tax benefit (expense)	US$	52,139	US$	(30,573)		US$	61,731

(1)    Includes translation effect by US$ (118)

(2)    Includes translation effect by US$ 90

Consolidated statements of comprehensive income

	2022		2021		2020
Deferred income tax related to items recognized in OCI during the year
Net (loss) gain cash flow hedges	US$	(80)	US$	(274)	US$	2,347
Remeasurement (loss) gain of employee benefits		(79)		138		39
Deferred income tax recognized in OCI	US$	(159)	US$	(136)	US$	2,386

d)  A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

The Company’s effective income tax reconciliation using domestic tax rate

	2022	%	2021	%	2020	%
Statutory income tax rate	(39,709)	30.00%	41,108	30.00%	(76,036)	30.00%
Amendment tax return effects and other tax adjustments	1,242	(0.94)%	(29)	(0.02)%	(3,563)	1.41%
Inflation on furniture, intangible and equipment	(309)	0.23%	(2,323)	(1.70)%	(873)	0.34%
Inflation of tax losses	(4,335)	3.28%	(1,971)	(1.44)%	(676)	0.27%
Foreign countries difference with Mexican statutory rate	(9)	0.00%	124	0.10%	175	(0.07)%
Annual inflation adjustment	(11,200)	8.46%	(7,971)	(5.82)%	2,591	(1.02)%
Recorded deferred taxes on tax losses	7	0.00%	(434)	(0.32)%	3,733	(1.47)%
Non-deductible expenses	7,695	(5.81)%	2,069	1.51%	12,918	(5.10)%
Difference in Foreign Exchange income (loss) for tax purposes	(5,521)	4.17%	—	—	—	—
	(52,139)	39.39%	30,573	22.31%	(61,731)	24.36%

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

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2022, 2021 and 2020, our subsidiary in Guatemala generated tax losses of US$10, US$32 and US$91, respectively.

According to Costa Rica Corporate Income tax law, under the regime on profits from business activities, tax losses can offset taxable income in a term of three years. For the year ended December 31, 2022, our subsidiary in Costa Rica generated net operating gain for an amount of US$3,869. For the years ended December 31, 2021 and 2020, our subsidiary in Costa Rica generated net operating losses for an amount of US$5,947 and US$2,794, respectively, for which no deferred tax asset has been recognized.

According to El Salvador Corporate Income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2022, our subsidiary in El Salvador generated net operating gain for an amount of US$17,078. For the years ended December 31, 2021 and 2020, our subsidiary in El Salvador generated net operating losses for an amount of US$2,601 and US$833, respectively.

e)  An analysis of consolidated deferred taxes is as follows:

	2022				2021
	Consolidated		Consolidated		Consolidated		Consolidated
	statement of		statement of		statement of		statement of
	financial position		operations		financial position		operations

Deferred income tax assets:
Lease liability	US$	755,855	US$	122,856	US$	633,033	US$	(7,745)
Unearned transportation revenue		58,010		48,176		9,885		(53,134)
Aircraft and engine lease return obligation		77,007		23,951		53,056		15,448
Tax losses available for offsetting against future taxable income		38,387		33,122		4,865		(24,499)
Intangible		29,687		(364)		30,052		10,430
Allowance for doubtful accounts		4,854		(1,510)		6,356		3,599
Employee benefits		2,486		2,104		294		(391)
Employee profit sharing		134		(3,672)		3,805		4,076
Non derivative financial instruments		—		—		—		24,360
		966,420		224,663		741,346		(27,856)
Deferred income tax liabilities:
Right of use asset		571,521		106,233		465,382		(57,188)
Supplemental rent		55,479		(7,872)		63,351		(29,592)
Rotable spare parts, furniture and equipment, net		120,561		54,960		65,618		29,015
Provisions		7,345		4,200		2,430		12,789
Inventories		4,594		338		4,256		215
Other prepayments		376		(1,034)		1,431		675
Derivative Financial instruments		33		—		113		—
Prepaid expenses and other assets		8,963		243		8,684		29,017
		768,872		157,068		611,265		(15,069)
	US$	197,548	US$	67,595	US$	130,081	US$	(12,787)

Reflected in the consolidated statement of financial position as follows:

	2022		2021

Deferred tax assets	US$	208,010	US$	141,272
Deferred tax liabilities		(10,462)		(11,191)
Deferred tax assets, net	US$	197,548	US$	130,081

A reconciliation of deferred tax asset, net is as follows:

	2022		2021
Opening balance as of January 1,	US$	130,081	US$	146,816
Deferred income tax benefit (expense) during the current year recorded on profits*		67,595		(12,787)
Deferred income tax expense during the current year recorded in accumulated other comprehensive loss		(159)		(136)
Conversion effects		31		(3,812)
Closing balance as of December 31,	US$	197,548	US$	130,081

* In 2021 includes the tax effect of the discontinuation of the hedging reserve by US$24 million.

According to IAS 12, Income Taxes, a deferred tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized as of December 31, 2022 and 2021 a deferred tax asset for tax losses of US$38,387 and US$4,865, respectively.

An analysis of the available tax losses carry-forward of the Company at December 31, 2022 is as follows:

Year	Historical		Inflation adjusted				Total remaining		Year of
of loss	Loss		tax loss		Utilized		amount		expiration
2019	US$	239	US$	304	US$	166	US$	138	2029
2020		5,461		5,461		2,126		3,335	2023
2020		2,745		3,427		103		3,324	2030
2021		6,457		6,404		—		6,404	2024
2021		550		651		—		651	2031
2022		110,922		114,105		—		114,105	2032
	US$	126,374	US$	130,352	US$	2,395	US$	127,957

During the years ended December 31, 2022 and 2021 the Company utilized US$4,035 and US$94,489, respectively of the available tax loss carry-forwards.

During the year ended December 31, 2022 the Company recognized US$110,922 of the available tax loss carry-forwards.

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries as of December 31, 2022 is as follows:

	Historical		Inflation adjusted				Total
	loss		tax loss		Utilized		remaining amount
Concesionaria	US$	110,685	US$	113,861	US$	—	US$	113,861
Vuela Aviación		13,476		13,423		3,684		9,739
Comercializadora		2,628		3,256		166		3,090
Viajes Vuela		1,143		1,370		103		1,267
	US$	127,932	US$	131,910	US$	3,953	US$	127,957
Unrecognized NOLs								—
							US$	127,957
Tax rate								30%
Deferred income tax							US$	38,387

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate in 2022 was US$ 7,143 ( 2021 US$7,648). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Group will not distribute its profits until it obtains the consent of all venture partners.

e)  At December 31, 2022 the Company had the following tax balances:

	2022
Adjusted contributed capital account (Cuenta de capital de aportación or “CUCA”)	US$	489,080
CUFIN*		226,885

* The calculation comprises all the subsidiaries of the Company.

As of December 31, 2022, the Company has tax proceedings regarding uncertain tax positions by an amount of about U.S. $31 million, associated to the deductibility of certain Company expenses during 2013 and 2014. The Company has filed legal administrative procedures. Volaris considers that has solid arguments to believe that it will not have adverse effects. Nonetheless, until all stages in the procedures are exhausted in each proceeding, the Company cannot assure the achievement of a final favorable resolution.

21. Operating Revenues

For the years ended December 31, 2022, 2020 and 2021, the revenues from contracts with customers is described as follows:

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2022	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	US$	1,097,480	US$	563,696	US$	—	US$	—	US$	1,661,176
Other Passenger Revenues		695,602		365,243		11,403		6,003		1,078,251
		1,793,082		928,939		11,403		6,003		2,739,427
Non-Passenger Revenues
Other Non-Passenger revenues		92,088		889		—		—		92,977
Cargo		13,171		1,615		—		—		14,786
Total	US$	1,898,341	US$	931,443	US$	11,403	US$	6,003	US$	2,847,190

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2021	Domestic		International		Domestic		International		Revenues
Passenger Revenues	US$	860,143	US$	405,837	US$	—	US$	—	US$	1,265,980
Fare Revenues		707,368		151,261		6,700		1,615		866,944
Other Passenger Revenues		1,567,511		557,098		6,700		1,615		2,132,924

Non-Passenger Revenues
Other Non-Passenger revenues		76,306		566		—		—		76,872
Cargo		11,410		472		—		—		11,882
Total	US$	1,655,227	US$	558,136	US$	6,700	US$	1,615	US$	2,221,678
Non-derivative financial instruments										(21,378)
									US$	2,200,300

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2020	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	US$	411,107	US$	215,802	US$	—	US$	—	US$	626,909
Other Passenger Revenues		332,497		75,865		6,014		1,621		415,997
		743,604		291,667		6,014		1,621		1,042,906
Non-Passenger Revenues
Other Non-Passenger revenues		41,520		321		—		—		41,841
Cargo		9,387		260		—		—		9,647
Total	US$	794,511	US$	292,248	US$	6,014	US$	1,621	US$	1,094,394
Non-derivative financial instruments										(19,408)
									US$	1,074,986

Transactions from unearned transportation revenues

	2022		2021
January 1,	US$	303,982	US$	293,298
Deferred		2,781,914		2,154,865
Recognized in revenue during the year		(2,739,427)		(2,132,924)
Foreign currency translation effect		—		(11,257)
December 31,	US$	346,469	US$	303,982

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

22.  Other operating income and expenses

An analysis of other operating income is as follows:

	2022		2021		2020
Gain on sale and leaseback (Note 12)	US$	21,193	US$	9,668	US$	32,695
Loss on sale of rotable spare parts, furniture and equipment		(1,645)		(122)		(127)
Other income		5,518		1,212		1,051
	US$	25,066	US$	10,758	US$	33,619

An analysis of other operating expenses is as follows:

	2022		2021		2020
Administrative and operational support expenses	US$	49,431	US$	37,042	US$	29,827
Technology and communications		25,708		21,296		17,913
Others		15,756		92		9
Insurance		6,574		3,753		2,561
Passenger services		5,116		3,675		4,103
	US$	102,585	US$	65,858	US$	54,413

23.  Finance income and cost

An analysis of finance income is as follows:

	2022		2021		2020
Interest on cash and equivalents	US$	12,036	US$	2,872	US$	4,384
Interest on cash and equivalents held in the trust CIB/3249		711		280		301
Interest on recovery of guarantee deposits		155		379		99
	US$	12,902	US$	3,531	US$	4,784

An analysis of finance cost is as follows:

	2022		2021		2020
Interest expense on lease liabilities and aircraft and engine lease return obligation	US$	174,769	US$	128,159	US$	108,907
Interest on asset backed trust notes		12,049		5,672		5,448
Cost of letter credit notes		4,131		3,025		3,410
Other finance costs		584		1,589		481
Interest on debts and borrowings*		533		703		768
Bank fees and others		308		226		176
Derivative financial instruments loss		161		—		19,130
	US$	192,535	US$	139,374	US$	138,320

* The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility from Citibanamex.

	2022		2021		2020
Interest on debts and borrowings	US$	8,448	US$	7,801	US$	18,640
Capitalized interest (Note 12)		(7,915)		(7,098)		(17,872)
Net interest on debts and borrowing in the consolidated statements of operations	US$	533	US$	703	US$	768

24.  Components of other comprehensive loss

a.	An analysis of the other comprehensive loss for the years ended December 31, 2022 and 2021 is as follows:

			Derivative and		Exchange
	Remeasurements		non-derivative		differences on
	of employee		financial		the translation
	benefits		instruments		of foreign		Total
Other comprehensive loss:
Balance as of January 1st, 2021	US$	(427)	US$	(80,124)	US$	(137,635)	US$	(218,186)
Comprehensive (loss) income of the year		(432)		80,033		(10,489)		69,112
Deferred tax effect		138		(274)		—		(136)
Balances as of December 31, 2021		(721)		(365)		(148,124)		(149,210)
Comprehensive income of the year		253		336		3,471		4,060
Deferred tax effect		(79)		(80)		—		(159)
Net balances as of December 31, 2022	US$	(547)	US$	(109)	US$	(144,653)	US$	(145,309)

b.	An analysis of the effects of the derivative financial instruments in other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 is as follows:

						9
	2022		2021		2020
Derivative and non-derivative financial instruments:
Extrinsic value of changes on jet fuel Asian call options	US$	—	US$	601	US$	(601)
Extrinsic value of changes on jet fuel Zero cost collars		—		484		(7,572)
Income (loss) of the interest rate Cap		336		(128)		(34)
		336		957		(8,207)
Non derivative financial instruments*		—		79,076		(79,824)
Total	US$	336	US$	80,033	US$	(88,031)

*As of December 31, 2021, includes the effect of the discontinuation of the hedging strategies by US$109 million as described in note 3b (i).

25.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment
	expenditures in
	thousands of U.S.
	dollars
2023	US$	224,629
2024		275,363
2025		711,455
2026		1,410,003
2027 and thereafter		4,204,369
	US$	6,825,819

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2022, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in thousands of U.S. dollars
2023	US$	165,500
2024		998,000
2025		389,500
	US$	1,553,000

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the then current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S.
	dollars
2023	US$	7,977
2024		51,720
2025		104,014
2026		108,400
2027 and thereafter		1,028,688
	US$	1,300,799

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A32O New Engine Option Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 20 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America.

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A32NEO aircraft, all to be delivered in 2030.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2022, 2021 and 2020 these possible contingencies amount to a total of US$7.8 million, US$8 million and US$6 million, respectively.

26.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2022		2021		2020
Operating revenues:
Domestic (Mexico)	US$	1,909,744	US$	1,661,927	US$	800,525
International*:
United States of America		758,609		509,976		271,899
Central America and South America		178,837		49,775		21,970
Non-derivative financial instruments		—		(21,378)		(19,408)
Total operating revenues	US$	2,847,190	US$	2,200,300	US$	1,074,986

* For the year ended December 31, 2022, the total revenue from international customers increased US$377,695 (67%) compared to the year ended December 31, 2021.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

27.  Subsequent events

Subsequent to December 31, 2022 and through April 18, 2023:

Execution of a contract to be adhered to a Loyalty Program

On January 23, 2023, the Company through its subsidiary Concesionaria entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), through the aforementioned contract Concesionaria is adhered as a participating company to the Loyalty Program established and managed by the Supplier (the “Program”). The Program will offer exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.