Form 20-F
period 2023-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2024-04-29
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs)	VLRS	New York Stock Exchange
Ordinary Participation Certificates (Certificados de Participación Ordinarios or CPOs)	VLRS	New York Stock Exchange
Series A shares of common stock, no par value	VOLAR A	Mexican Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Participation Certificates (Certificados de Participación Ordinarios):	902,962,094
Series A shares of common stock, no par value per share:	263,014,583

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains various forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent the Company’s expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, full year 2024 outlook, and guidance, expectation to receive certain compensation in connection with P&W GTF engine removals, anticipated execution of the Company´s business plan, focus on the Company´s 2024 priorities, and expected new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-passenger revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. These risks and uncertainties include, but are not limited to, those described below under “Summary Risk Factors” and Part I, Item 3D. Risk Factors, Part I, Item 5. Operating and Financial Review and Prospects and other risks and uncertainties listed from time to time in our filings with the SEC. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Additionally, our discussion herein, particularly of ESG initiatives and related issues, are informed by various standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders, which may be more expansive than certain requirements under the federal securities laws. In particular, certain information may not be “material” under the federal securities laws definition of materiality for SEC reporting purposes. Furthermore, much of this information is subject to assumptions, estimates, or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, changing stakeholder focus, or other factors, some of which may be beyond our control. Given the uncertainties, estimates, and assumptions involved, the materiality of some of this information is inherently difficult to assess far in advance. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A. and “Vuela Aviación” to refer to Vuela Aviación, S.A., “Viajes Vuela” to refer to Viajes Vuela, S.A. de C.V., “Comercializadora Frecuenta” to refer to Comercializadora V. Frecuenta, S.A. de C.V., “Vuela El Salvador” to refer to Vuela El Salvador, S.A. de C.V., and “GDS” to refer to Guatemala Dispatch Service, S.A., Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Earhart, Vuela Aviación, Viajes Vuela, Comercializadora Frecuenta Vuela El Salvador and GDS are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to the Series A shares of Volaris.

SUMMARY OF RISK FACTORS

An investment in our securities and American Depository Shares (the “ADSs”) is subject to a number of risks, including risks related to Mexico, risks related to the countries in which we operate, risks related to the airline industry, risks related to our business, and risks related to our securities and the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks related to Mexico and the other countries in which we operate

●	Economic, political and social events, and changes in Mexican government policy: The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. As a result, governmental actions and policies concerning air transportation and similar services could have a significant impact on our operations.
●	Adverse economic conditions in Mexico and the other countries in which we operate: Our business may be affected by unfavorable economic conditions in Mexico and the other countries in which we operate, including a slowdown or recession in the economy, as well as higher inflation or interest rates. These factors may result in decreased demand for our flights, lower fares, or a shift towards alternative ground transportation options such as long-distance buses.
●	Currency fluctuations: Fluctuations in the value of the U.S. dollar in relation to the peso have historically been significant, and the potential for such fluctuations to persist in the future remains. If the peso depreciates against the U.S. dollar, it could potentially lead to reduced demand for our services and adversely our business operations and financial performance.
●	Developments in other countries: Changes in immigration or trade policies, can adversely affect our financial condition and results of operations. Changes in government regulations related to airline safety, security and/ or consumer protection could increase our costs and decrease our profitability. In addition, shifts in political leadership and economic policies could impact the demand for our flights.

Risks related to the airline industry

●	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services, and airport slots. Our competition includes not only other airlines but also bus services on many of our routes. Decisions by our competitors that increase industry capacity, or capacity dedicated to a particular region, market, or route, have the potential to negatively impact our business.
●	Economic Conditions: The airline industry is highly sensitive to changes in economic conditions. Unfavorable economic conditions have the potential to negatively impact our ability to offset increased fuel, labor, or other costs through price increases. Such impacts, if significant, may result in a material adverse effect on our business, financial condition, and results of operations.
●	Regulations: The airline industry is highly regulated, and it is essential that we maintain the necessary concessions, permits and authorizations from U.S., Mexican, Central American, and South American governmental bodies to operate successfully. Failure to do so could have a significant negative impact on our financial condition and results of operations.
●	Fixed Costs: The airline industry is characterized by low gross profit margins and high fixed costs. As a result, as an airline we face significant challenges in quickly reducing costs in response to unexpected revenue shortfalls. This could have a material adverse effect on our financial condition and results of operations.
●	Fuel Costs: Fuel costs have a significant impact on the airline industry, as it represents a considerable portion of operating expenses for airlines. Our ability to pass on such fuel cost increases to our customers is limited by our ultra-low-cost business model. As a result, any significant fluctuations or disruptions in the supply of fuel could result in a material adverse effect on our business, financial condition, and results of operations.

●	Public health threats: Infectious disease outbreaks, such as COVID-19 and other highly contagious diseases, have led to the suspension of both domestic and international flights in the past, as well as changes in travel behavior. These threats could also have a significant negative impact on the economies of the countries in which we operate, as well as the reputation of the airline industry as a whole. As a result, an infectious disease outbreak could have a material adverse effect on our business, results of operations, and financial condition.

Risks related to our business

●	Ultra-Low-Cost Structure: Our competitive advantage lies in our ultra-low-cost structure, which is subject to various factors that impact our ability to control costs, some of which are beyond our control. Our success relies on maintaining a high daily aircraft utilization rate, leaving us susceptible to flight delays, cancellations, and aircraft unavailability. Our non-passenger revenue is crucial for profitability, but it may not remain stable or increase. If our cost structure rises, and we can no longer maintain a cost advantage over competitors, it could negatively affect our business, results of operations, financial condition and prospects.
●	Maintenance Costs: As of December 31, 2023 our fleet’s average age was 5.7 years. Our newer aircraft, which constitute a significant portion of the fleet, presently require lower maintenance costs. However, as our fleet ages, we expect an increase in maintenance costs. Any significant surge in maintenance and repair expenses would have a material adverse effect on our margins, results of operations, and financial condition.
●	Dependence on Certain Airports: Our business relies heavily on our routes to and from major airports in Mexico City, Tijuana, Guadalajara, and Cancun, which represent a significant portion of our overall routes. In addition, the Mexico City International Airport is at full capacity and may go through a major structural construction, and we cannot guarantee that we will be able to maintain or obtain additional slots. Any major increase in competition, loss of any of our slots, a decrease in demand for air travel, or disruptions in airport services or fuel supply could potentially have a negative impact on our business, financial condition, and operating results.
●	Limited suppliers: We rely on a limited number of suppliers for fuel, aircraft, and engines.
●	Any real or perceived problem with our aircraft or engines: If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft or engine should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Risks related to our securities and the ADSs

●	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases Ordinary Participation Certificates (“Certificados de Participación Ordinarios” or “CPOs”) underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.
●	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico”	means Aerovías de México, S.A. de C.V.
“AFAC”	means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).
“AirAsia”	means AirAsia Berhad.
“Airbus”	means Airbus S.A.S.
“Alaska”	means Alaska Air Group, Inc.
“Allegiant”	means Allegiant Travel Company.
“Aeroméxico Connect”	means Aerolitoral, S.A. de C.V.
“American”	means American Airlines Group.
“Available seat miles” or “ASMs”	means the number of seats available for passengers multiplied by the number of miles the seats are flown.
“Average daily aircraft utilization”	means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.
“Average economic fuel cost per gallon”	means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.
“Average passenger revenue per booked passenger”	means total passenger revenue divided by booked passengers.
“Average stage length”	means the average number of miles flown per passenger flight segment.
“Avianca”	means Avianca Holdings S.A.
“Azul”	means Azul Linhas Aéreas Brasileiras S.A.
“Block hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.
“Booked passengers”	means the total number of passengers booked on all flight segments.
“CASM” or “unit costs”	means total operating expenses, net divided by ASMs.
“CASM ex fuel”	means total operating expenses, net excluding fuel expenses divided by ASMs.
“CBP”	means U.S. Customs and Border Protection.
“CEO”	means current engine option.
“Copa”	means Copa Holdings, S.A.
“Delta”	means Delta Air Lines, Inc.
“DHS”	means the U.S. Department of Homeland Security.
“DOT”	means the U.S. Department of Transportation.

“EPA”	means the U.S. Environmental Protection Agency.
“ESG”	means Environmental, Social and Governance matters.
“FAA”	means the U.S. Federal Aviation Administration.
“FCC”	means the U.S. Federal Communications Commission.
“Flight hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
“Frontier”	means Frontier Airlines, Inc.
“Former Grupo Mexicana”	means the former Grupo Mexicana de Aviación, S.A. de C.V., which was the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.
“Gol”	means Gol Linhas Aéreas Inteligentes, S.A.
“Grupo Aeroméxico”	means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.
“Grupo TACA”	means Taca International Airlines, S.A.
“IAE”	means International Aero Engines LLC
“IATA”	means the International Air Transport Association.
“IASA”	means International Aviation Safety Assessment
“ICAO”	means the International Civil Aviation Organization
“INEGI”	means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).
“Interjet”	means ABC Aerolíneas, S.A. de C.V.
“JetBlue”	means JetBlue Airways Corporation.
“JetSMART”	means JetSMART Airlines SpA.
“LATAM”	means LATAM Airlines Group S.A.
“Latin America”	means, collectively, Mexico, the Caribbean, Central America and South America.
“Latin American publicly traded airline carriers”	means, collectively, Azul, Copa and Gol.
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

“NEO”	means new engine option.
“New Mexicana de Aviación”	means Aerolínea del Estado Mexicano, S.A. de C.V.
“NYSE”	means the New York Stock Exchange.
“On-time”	means flights arriving within 15 minutes of the scheduled arrival time.
“Other Latin American publicly traded airlines”	means, collectively, Azul, Copa, and Gol.
“Passenger flight segments”	means the total number of passengers flown on all flight segments.
“P&W”	means Pratt & Whitney.
“RASM”	means passenger revenue divided by ASMs.
“RNV”	means the Securities National Registry (Registro Nacional de Valores).
“Revenue passenger miles” or “RPMs”	means the number of seats sold to passengers divided by the number of miles the seats are flown.
“Ryanair”	means Ryanair Holdings plc.
“SICT”	means the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes).
“Southwest”	means Southwest Airlines Co.
“Spirit”	means Spirit Airlines, Inc.
“Tiger”	means Tiger Airways Holdings Limited.
“Total operating revenue per ASM” or “TRASM”	means total revenue divided by ASMs.
“TSA”	means the U.S. Transportation Security Administration.
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

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements as of December 31, 2022 and 2023, and for each of the years ended December 31, 2021, 2022 and 2023, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards, “IFRS”), as issued by the International Accounting Standards Board (“IASB”). These audited consolidated financial statements are included elsewhere in this annual report.

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

Industry and Market Data

The industry and market data presented in this annual report were obtained from various sources, including research, surveys and studies conducted by third parties on our behalf. Additionally, we relied on information sourced from third-party publications, such as the INEGI, U.S. Census Bureau, reports from the AFAC, reports from the Mexican Central Bank, and other publicly available sources. Third-party publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that this data and information is reliable, we have not independently verified it. Additionally, certain market share data is based on published information available for the Mexican states. There is no comparable data available relating to the particular cities we serve. In presenting market share estimates for these cities, we have estimated the size of the market on the basis of the published information for the state in which the particular city is located. We believe this method is reasonable, but the results have not been verified by any independent source.

PART I.

ITEM  1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM  2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM  3    KEY INFORMATION

A.	[Reserved]

A.	Key Performance Indicators

The following measures are often provided and utilized by our management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles, or RPMs; Average passenger revenue per booked passenger; Average non-passenger revenue per booked passenger; Total operating revenue per ASM, or TRASM; Passenger Revenue per ASMS, or RASM; Operating expenses per ASM, or CASM; CASM ex fuel, and average economic fuel cost per gallon. Average passenger revenue per booked passenger represents the total passenger revenue divided by booked passengers. The CASM ex fuel represents total operating expenses, net excluding fuel expense divided by ASMs. Average economic fuel cost per gallon represents total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed. We believe this operating data is useful in reporting the operating performance of our business, however, these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

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

The risks described below are those that we currently believe may adversely affect us or the ADSs. In general, investing in the securities of issuers in emerging market countries, such as Mexico, and the other countries in which we operate involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with developed capital markets. Any of these risks could materially and adversely affect our business and results of operations.

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

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. The President’s party and its allies currently hold the majority of the Chamber of Deputies and the Senate. Presidential and federal congressional elections in Mexico will be held on June 2, 2024. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition, or prospects.

In addition, the Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. In particular, Mexican governmental actions and policies concerning air transportation and similar services could have a significant impact on us. In 2022, the Mexican government implemented subsidies to offset the sharp increase in oil prices, specifically for diesel, which is the primary fuel used in buses and goods transportation. These subsidies were not applicable to jet fuel. As a result, the subsidies benefited the bus market, but did not provide any benefit to us or the airline industry. Nonetheless, commencing in 2024, the Ministry of Finance and Public Credit rescinded subsidies for gasoline and diesel, resulting in the termination of tax incentives for these products.

In December 2022, President Andrés Manuel López Obrador announced plans to create a new airline owned and operated by the Mexican government. In April 2023, the Mexican Congress approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) that, among other things, would allow governmental entities to have concessions to operate both, civil airlines and airports. Further, the April 2023 approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) are subject to a constitutional process presented in Congress by the opposition parties and that will be resolved by the Mexican Supreme Court. The New Mexicana de Aviación was created on June 15, 2023, as a state-owned company and started operations on December 26, 2023, further increasing our competition. On February 2, 2023, the Mexican federal government published a decree which was amended on July 7, 2023, ordering the termination of domestic and international air cargo transport operations, both regularly scheduled and unscheduled flights, at the Mexico City International Airport.

Furthermore, in September 2022, the AFAC issued a resolution that reduced operations at the Mexico City International Airport from 61 to 52 flights per hour. Subsequently, on August 31, 2023, AFAC issued a resolution that further reduced the number of flights in the Mexico City International Airport to a maximum of 43 flights per hour. In response to this reduction, which took effect on January 8, 2024, we have reduced capacity at the Mexico City International Airport, redeploying four aircraft lines to other domestic airports.

On February 5, 2024, President Andrés Manuel López Obrador submitted a package of 18 constitutional amendments and two legal reform initiatives to the Chamber of Deputies. These amendments and initiatives aim to, among other things, modify the functioning of the Judicial, Legislative and Executive branches and the electoral system; eliminate various autonomous constitutional bodies such as the Federal Economic Competition Commission, the National Institute for Transparency, Access to Information, and Personal Data Protection, and the Federal Telecommunications Institute and regulatory organizations, as well as simplify the structure of the Federal Public Administration; modify the power sector; establish constitutional prohibitions on various matters such as fracking, open-pit mining, the use of vaping systems and fentanyl; and elevate various social programs launched during his administration to constitutional rank, as well as create a supplementary pension fund.

The reforms to the Federal Judicial Branch proposes, among others:(i) eliminating the Federal Judiciary Council (“CJF”) and transferring its administrative functions to a judicial administration body (appointed by the Powers of the Union), while its disciplinary functions will be transferred to a Judicial Discipline Tribunal (elected by popular vote), (ii) the reduction from 11 to 9 Justices of the Supreme Court of Justice of the Nation (“SCJN”), including a reduction in the term of office of the Justices from 15 to 12 years and the elimination of the SCJN chambers, (iii) the election by popular vote, following a call and nomination by the three powers of the union of Justices of the SCJN, electoral magistrates, circuit magistrates, military discipline tribunal magistrates, and district judges, (iv) changes to remunerations of judicial civil servants so that no judicial official earns more than the President, (v) allowing the Electoral Tribunal of the Judicial Power of the Federation to resolve challenges in key judicial elections, (vi) extending the scope of impeachment and establishing procedures for criminally prosecuting judicial officials, and (vii) strengthening the independence of local judicial powers.

To approve a constitutional reform, Congress members must issue a qualified majority (i.e., two-thirds) vote. Once endorsed by the chamber of Deputies and the Senate, the reforms, or additions must be approved by a simple majority (i.e., half plus one) of the legislatures of the federative entities. To approve the constitutional reforms included in the package of initiatives described above, the parliamentary group of President Andrés Manuel López Obrador would require the support of the opposing parties.

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

We are a Mexican corporation and most of our operations are conducted in Mexico. For the year ended December 31, 2023, 63% of our total revenues were attributable to our Mexican domestic operations. As a result, our business performance is closely linked to the performance of the Mexican economy. In 2021, 2022, and 2023, the Mexican economy grew 5.0%, 3.1%, and 3.2%, respectively, in terms of gross domestic product, or GDP, according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate volatility, high inflation, high domestic interest rates, economic contraction, a reduction of international capital inflows, a reduction of liquidity in the banking sector, and high unemployment rates.

We conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2023, 37% of our total revenues were attributable to our operations within these regions. Therefore, our results are influenced not only by our domestic operations but also by those conducted in the United States and Central and South America.

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

Mexico has historically experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, calculated and published by the Mexican Central Bank and INEGI was 7.36% for 2021, 7.82% for 2022, and 4.66% for 2023. In addition, since the beginning of 2021, inflation, as measured by the Consumer Price Index has increased in advanced and emerging market economies, reaching record high levels, driven mainly by supply chain issues (including input shortages, labor constraints, and rising commodity prices), excess demand for goods and services, and significant increases in energy prices. Although, inflation decreased in 2023 in most countries, it remains above the inflation targets set by Central Banks, as indicated by the Mexican Central Bank. Reference interest rates were high, reflecting restrictive monetary policies. We continue to face a complex and uncertain global macroeconomic environment, marked by heightened volatility in financial markets. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by decreasing the benefit to us of revenues earned to the extent that inflation exceeds growth in our pricing levels.

Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.

Foreign exchange gains or losses included in our total cost of comprehensive financing resulted primarily from the impact of changes in the US dollar-peso exchange rate on our Mexican peso-denominated monetary liabilities (such as Mexican peso-denominated debt, Mexican pesos financial debt, suppliers and other accounts payable) and assets (such Mexican peso-denominated cash, cash equivalents, accounts receivable, guarantee deposits and derivative financial instruments denominated in Mexican pesos). As of December 31, 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.6 billion. As of December 31, 2022 and 2023, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion and U.S. $0.2 billion, respectively. In 2021, due to the appreciation or depreciation of the peso against the U.S. dollar, our net monetary liability position denominated in U.S. dollars resulted in a foreign exchange loss, net of U.S. $124.2 million. In 2022 and 2023, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million and U.S. $(34.1) million, respectively.

The value of the U.S. dollar has been subject to significant fluctuations with respect to the peso in the past and may be subject to significant fluctuations in the future. This trend in fluctuations has continued as the U.S. dollar appreciated 3.2% in 2021 against the peso in nominal terms. As of December 31, 2022 and 2023, the U.S. dollar depreciated 5.9% and 12.7%, respectively, against the peso in nominal terms since December 31, 2022.

Devaluation or depreciation of the U.S. dollar against the peso may adversely affect the U.S. dollar value of an investment in the CPOs, as well as the U.S. dollar value of any dividend or other distributions that we may make.

Exchange rate fluctuations would also affect the equivalent value of any dividends and other distributions we may elect to make in the future and may affect the timely payment of any cash dividends and other distributions to holders of CPOs that we may elect to pay in the future.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened because of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). On November 30, 2018, Mexico, the United States and Canada signed the USMCA (United States-Mexico-Canada Agreement), which entered into force on July 1, 2020, as a replacement for NAFTA. Implementation of immigration policies can adversely affect United States—Mexico travel behavior, especially in the VFR and leisure markets and could have a negative impact on our results of operations.

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

Mexico has experienced high levels of violent crime over the past years relating to illegal drug trafficking, particularly in Mexico’s northern states near the U.S. border, and several other states. This violence has had an adverse impact on the economic activity in Mexico. In addition, violent crime may further affect travel within Mexico and between Mexico and other countries, including the United States, affect the airports or cities in which we operate, including airports or cities in the north of Mexico in which we have significant operations, and increase our insurance and security costs. We cannot assure you that the levels of violent crime in Mexico, the United States and other countries in which we operate will not increase or decrease and will have no further adverse effects on the country’s economy and on our business, results of operations or financial condition.

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

In December 2022, President Andrés Manuel López Obrador announced plans to create a new airline owned and operated by the Mexican government. In April 2023, the Mexican Congress approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) that, among other things, would allow governmental entities to have concessions to operate both, civil airlines and airports. Further, the April 2023 approved amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and Mexican Airports Law (Ley de Aeropuertos) are subject to a constitutional process presented in Congress by the opposition parties and that will be resolved by the Mexican Supreme Court. The New Mexicana de Aviación was created on June 15, 2023, as a state-owned company and started operations on December 26, 2023, further increasing our competition. If we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily impacted by the price and availability of fuel. Continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 34%, 46%, and 38% of our total operating costs in 2021, 2022, and 2023 (including derivative and non-derivative financial instruments for 2021), respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries, or OPEC, decide not to, or are unable to, increase their supply production.

Moreover, the recent escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, has heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil has surged to over U.S. $90 per barrel, reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices, which has been observed over the past months, poses a significant risk to the aviation industry.

The Iran-Israel conflict has broader implications beyond the immediate region, and the tensions between these two nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

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

We hold a concession from the Mexican federal government that authorizes us to provide domestic air transportation services of passengers, cargo and mail within Mexico (the “Concession”). Our Concession was granted by the Mexican government through the SICT on May 9, 2005 for an initial term of five years and was extended by the SICT on February 17, 2010 for an additional term of ten years. On February 21, 2020, our Concession was extended for an additional 20-year term starting on May 9, 2020.

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

Pursuant to Mexican law and our Concession, the Mexican federal government may take or seize our assets, temporarily or permanently, including our aircraft, in the event of a natural disaster, war, serious changes to public order or in the event of imminent danger to national security, internal peace or the national economy. The Mexican federal government, in all cases, except in the event of international war, must indemnify us by paying the respective losses and damages at market value. In these circumstances, we would not be able to continue with our normal operations. Applicable law is unclear as to how indemnification is determined and the timing of payment thereof. In addition, on March 28, 2023, the Mexican federal government sent an initiative to the Chamber of Deputies proposing amendments to 23 laws that regulate relationships between private parties and the government relating to, among other things, licenses, permits and concessions. Such amendments, if approved, could further limit the concessions and indemnifications that the Mexican federal government would be required to provide in these circumstances. The initiative was strongly criticized and rejected by organizations from the private sector. Since its presentation in March 2023, the initiative has not shown any progress in its legislative process. Any seizure of our assets is likely to have a material adverse effect on our business, results of operations and financial condition. The airline industry is particularly sensitive to changes in economic conditions. A global economic downturn could negatively impact our business, results of operations and financial condition.

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, but not limited to:

●	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or the global economy and financial markets;
●	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;
●	higher levels of unemployment and varying levels of disposable or discretionary income;
●	health outbreaks, pandemics and other safety concerns;
●	decreases in housing and stock market prices;
●	lower levels of actual or perceived consumer confidence;
●	high inflation and interest rates; and
●	increases in exchange rate volatility and fuel prices, especially in the context of the conflict between Russia and Ukraine.

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

In addition, adverse economic conditions could affect our ability to implement price adjustments, to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition. We are currently striving to increase demand for our flights among the portion of the population in Mexico that has traditionally used ground transportation for travel due to price constraints, by offering lower fares that compete with bus fares on similar routes. Unfavorable economic conditions could affect our ability to offer these lower fares and could affect this population segment’s discretionary spending in a more adverse manner than other travelers.

Further, in an inflationary environment, we may be unable to manage through the resulting increases in our operating costs depending on its effects on the airline industry and other economic conditions. We cannot predict how long an inflationary period will last or if it will re-occur in the future. As such, we cannot guarantee that we will be able to maintain our costs at their current level. If our costs increase and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily regulated and our financial condition and results of operations could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions or authorizations necessary for our operations.

The airline industry is heavily regulated and we are subject to regulation in Mexico, the United States, Central America and South America for the routes we operate. In order to maintain the necessary concessions, permits and authorizations issued by the SICT, acting through the AFAC, the DOT, the FAA and some of the aviation authorities in the Central and South American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any statutes, rules and regulations that may be adopted in the future.

We cannot predict which criteria the SICT will apply for awarding rights to landing slots, bi-lateral agreements, and international routes, which may prevent us from obtaining routes that may become available. In addition, international routes are limited by bi-lateral agreements and our expansion plans in the international market will be limited if we are unable to obtain new international routes. Furthermore, we cannot predict or control any actions that the DOT, the AFAC, FAA or the aviation authorities in the Central and South American countries in which we operate may take in the future, which could include restricting our operations or imposing new and costly regulations.

Furthermore, our fares are subject to review by the AFAC and some of the aviation authorities in the Central and South American countries in which we operate, any of which may in the future impose restrictions on our fares. Our business, results of operations and financial condition could be materially adversely affected if we fail to maintain the required U.S., Mexican, Central American and South American governmental concessions, permits or authorizations or slots necessary for our operations.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect our financial condition and results of operations.

The airline industry is subject to increasingly stringent international and foreign laws and federal, state and local, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries in which we operate could adversely affect operations and increase operating costs in the airline industry. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of emissions, including aircraft emissions, in the United States and Mexico. Future operations and financial results may vary as a result of such regulations in the United States and equivalent regulations adopted by other countries, including Mexico, Central and South America. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, in 2016, the ICAO, adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. The countries in which we operate are ICAO member states and therefore in the future we may be financially affected due to compliance with CORSIA’s mandates. At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to the supply and price of CORSIA eligible carbon offsets and the future development of the market for eligible sustainable fuels. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset the costs of meeting our obligations under CORSIA.

In January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by the ICAO. Like the ICAO standards, the EPA standards would apply to new fleet types in 2020 and would apply to in-production aircraft no later than 2028; however, they would not apply to engines in-service aircraft. The EPA standards have been challenged by several states and environmental groups., The outcome of the legal challenge cannot be predicted at this time.

Additionally, governmental authorities in the United States and other countries are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per- and polyfluoroalkyl substances, or PFAS. In August 2022, the EPA published for public comment a new rulemaking that would designate two PFAS substances (perfluorooctanoic acid and perfluorooctanesulfonic acid) as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act. This rulemaking would require entities to immediately report current and past releases that meet or exceed the reportable quantity for such substances to EPA’s National Response Center. Depending on the final outcome of this rulemaking and the introduction of any additional state or federal regulations, we may incur costs in connection with reporting obligations and costs related to historic usage of PFAS-containing materials, transitioning away from the usage of PFAS-containing products and firefighting systems, disposing of PFAS-containing waste or remediating any residual environmental impacts.

We may also be subject to other environmental or climate-related regulations, including relating to disclosures. For example, the SEC adopted new climate disclosure rules on March 6, 2024, requiring companies to provide significantly expanded climate-related disclosures in their periodic reporting, which could require us to incur significant additional costs to comply and result in increased oversight obligations for our management and board of directors. On March 21, 2024, the U.S. Court of Appeals for the Eighth Circuit was selected as the court that will hear challenges against the SEC over its final climate disclosure rules. On April 4, 2024, the SEC announced that it would voluntarily stay its final climate disclosure rules pending judicial review.

We are subject to a series of risks related to climate change.

Growing recognition among stakeholders of the impacts of climate change and related risks may translate, among others, into financial and reputational risks. For example, changes in the availability or cost of aircraft and components, as well as fuel due to climate conditions, may adversely impact our operations. Additionally, customers may choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more environmentally sustainable. Customers may choose to use alternatives to travel, such as virtual meetings and workspaces. As part of our climate strategy, we offer an option for travelers to voluntary purchase carbon offsets to partially offset their flight emissions; however, in recent years, there has been increased scrutiny on the use of carbon offsets, and we may not be able to realize the anticipated benefits of their purchase as a result. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.”

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure, and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. However, we cannot predict the ultimate cost, or success, of such efforts due to, among other things, the uncertainty associated with longer-term projections associated with managing climate risk.

Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, suppliers’ contracts and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

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

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also hamper our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. This and other stakeholder expectations could likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States, Central America and South America may increase our costs significantly in the future.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. Compliance with such extensive regulatory and legal compliance requirements has required significant expenditures. including, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.

The DOT also regularly issues and amends aviation consumer protection and disability non-discrimination rules that address, among other things, fare advertising, fees for optional services, flight cancellations and delays (including lengthy tarmac delays at U.S. airports), responses to customer complaints, oversales and “bumped” passengers, interactions with passengers during the reservations process, at the airport and on board the aircraft, airlines’ adoption of and adherence to customer service plans, and the handling of baggage and assistive devices. Failure to remain in full compliance with such rules may subject us to fines or other enforcement action, which could have a material effect on our business, results of operations and financial condition. Additionally, the DOT recently promulgated new rules that address airline refunds and airline ancillary service fees. Among many other requirements, the new rules require airlines to (i) provide prompt and automatic refunds of airfares to consumers for canceled or significantly changed flights (if the customer rejects the airline’s offer of alternate transportation or travel credits, vouchers or other compensation in lieu of a refund), (ii) provide travel vouchers or credits (valid for at least five years from date of issuance) to certain passengers who are unable or advised not to travel as scheduled because of a serious communicable disease, and (iii) expand the scope of ancillary fee information presented on airline websites whenever fare and schedule information is provided in response to a consumer’s itinerary search.

In addition, various U.S. federal agencies, including the IRS, TSA, CBP, and U.S. Department of Agriculture, impose taxes and fees on both passengers and us to either defray the costs of providing security inspection and certain other government services at the U.S. airports where we operate or to fund U.S. civil aviation infrastructure, such as airport runway improvements. When such taxes and fees are imposed on passengers, we are required to collect and remit them to the federal agency concerned. Any increase in such taxes and fees could negatively impact our business, results of operations and financial condition.

Our ability to operate as an airline in the United States is dependent on maintaining our certifications, permits and authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. U.S. federal law requires that foreign air carriers providing air transportation to and from the United States hold a DOT-issued foreign air carrier permit or exemption. The revocation of such DOT authority or our FAA authorization would render it impossible for us to continue operating as an airline in the United States. The DOT and the FAA may also institute investigations or administrative proceedings against airlines for violations of regulations.

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

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect our profitability. The governments of Mexico, the United States and the Central and South American countries in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the other aviation authorities in the Central and South American countries in which we operate to operate these airspaces in a safe, efficient and affordable manner.

The air traffic control system, which is operated by Services to the Navigation in the Mexican Air Space (Servicios a la Navegación en el Espacio Aéreo Mexicano) in Mexico, the FAA in the United States, the Central American Corporation of Aerial Navigation Services (Corporación Centroamericana de Servicios de Navegación Aérea) in Central America, the Air Navigation Services Directorate (Dirección de Servicios a la Navegación Aérea) in Colombia, and the Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) in Peru, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. For example, on January 11, 2023, all flights in the United States were halted for a few hours because the FAA’s system to alert pilots to safety issues went down as a result of a damaged database file. Adverse weather conditions and natural disasters can also cause flight cancellations or significant delays.

Cancellations or delays due to weather conditions, natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Additionally, climate change concerns may increase the possibility of disruptive weather that could adversely affect certain of our destinations more frequently or for longer periods of time.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction with the exit of more than nine Mexican airlines since 2007, according to data from the SICT. The most recent being Transportes Aeromar, S.A. de C.V., a regional carrier, which on February 15, 2023 announced its definitive cessation of operations, and Interjet, our third largest competitor by market share in 2020, which has been unable to resume flights since suspending their operations in December 2020. Interjet’s fleet decreased by 100% in 2021, from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. According to media reports, in April, 2023, Interjet declared bankruptcy in México. We cannot predict the outcome of Interjet’s future financial condition or its impact on the industry and our operations. It is possible that further airline reorganizations, consolidation, bankruptcies, or liquidations may occur in the current global economic environment, the effects of which we are unable to predict. We cannot assure you the occurrence of these events, or potential changes resulting from these events, will not harm our business or the industry.

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

Following the terrorist attacks in the United States on September 11, 2001 (the “September 11 terrorist attacks”), premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, wars, seizures/confiscations, airline crashes or other events adversely affecting the airline industry. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. Events such as the conflict between Russia and Ukraine could increase insurance premiums or reduce coverage scope.

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

Public health threats, such as the Respiratory Syncytial Virus, or RSV, COVID-19, the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome, or SARS, the Zika virus, and other highly communicable diseases, could affect the suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

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

The COVID-19 pandemic caused countries around the world to respond by taking various containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, concerns related to COVID-19 drastically reduced demand for air travel and caused major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock), both trends which may continue. Broad and continuing concerns related to the effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, restrictions on access to facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, have had and may in the future continue to have a destabilizing effect on financial markets and economic activity.

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

As of the date of this annual report, public health threats, such as COVID-19, continue to be one of the industry’s biggest risks, not only in public health issues, but also in the economic environment. The governments in the markets in which we operate have implemented, and continue to implement, measures to control COVID-19, such as COVID-19 vaccination programs. These measures have stimulated growth in the tourism sector and the demand for air travel. For the year ended December 31, 2023, our ASMs increased by 10.2% and 38.4% compared to the years ended December 31, 2022 and 2021, respectively. We have managed to recover our pre-pandemic capacity and our total ASMs for 2023 increased by 58.7% when compared to pre-pandemic levels.

In 2023, we experienced an increase in demand for travel. According to IATA, COVID-19 restrictions have been lifted across all major markets by 2023, resulting in stronger passenger volumes. Globally, industry financials have improved when compared to 2020 and, Latin American carriers in particular are expected by IATA to see enhanced financial performance. Nonetheless, this performance is subject to the economic conditions of each country. However, even with the lift of restrictions implemented in response to the COVID-19 pandemic, we are still experiencing its outcome and effects, especially regarding disruptions in supply chains, which have impacted aircraft and engine manufacturers. These disruptions have also affected airlines, leading to delays in aircraft deliveries.

We cannot predict the full extent of the impact that such pandemic will have on our operational and financial performance. The extent of the impact will depend on a number of developments, many of which could be temporary or permanent and are outside of our control, such as the timing of recovery, the volatility of aircraft fuel prices and, customer behavior and changes in their preferences.

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

Our business and the airline industry experienced material adverse impacts due to the COVID-19 pandemic. We cannot offer any assurance that these impacts will not intensify to the extent that COVID-19 persists. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to materially and negatively affect our business, results of operations and financial condition. Furthermore, although our cash flows from operations and our available capital have been sufficient to meet our obligations and commitments to date, our liquidity has been, and may in the future be, negatively affected by the risk factors discussed herein, including risks related to future results arising from the COVID-19 pandemic. If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations. For more information about the current status of COVID-19 in Mexico and its impact on us, see Item 5: “Operating and Financial Review and Prospects—Recent Developments” and “—Uncertainties Affecting Our Business.”

Risks related to our business

We may not be able to implement our growth strategy.

Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. Our growth strategy includes:

●	increasing our flights to markets we currently serve;
●	expanding the number of markets we serve, focusing on new markets where we expect our ultra-low-cost structure to be successful; and
●	acquiring additional aircraft.

We face numerous challenges in implementing our growth strategy, including our ability to:

●	maintain profitability;
●	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;
●	continuous development and investment of airport infrastructure;
●	maintain our high level service notwithstanding the number of different ground transportation services and airport companies that we use in the course of our business;
●	maintain satisfactory economic arrangements (including benefits) with our executives and our union;
●	access sufficient gates, slots and other services at airports we currently serve or may seek to serve;
●	obtain authorization of new routes;
●	manage through, and have adequate response for, epidemics or global pandemics, such as the COVID-19 pandemic;
●	comply with environmental regulations;
●	renew or maintain our Concessions, permits and authorizations;
●	gain access to international routes;
●	hire, train and retain qualified; pilots, flight attendants, maintenance technicians, ground personnel and other personnel; and

●	obtain financing to acquire new aircraft and in connection with our operations.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2023, we did not have hedge positions for our projected fuel requirements.

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

The airline business is capital intensive and, as a result, many airlines are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $529.1 million and U.S. $52.6 million, respectively, in 2023, and have future operating lease obligations aggregating U.S. $2.9 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we ordered from Airbus, IAE, and P&W, respectively, for delivery over the next seven years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, fuel prices, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun. Routes through these cities make up a large portion of our total routes. The Mexico City International Airport has been declared saturated since 2014, on August 31, 2023, the AFAC issued a resolution that further reduced the number of operations in the Mexico City International Airport to a maximum of 43 operations per hour, and we cannot guarantee that in the future we may maintain or obtain additional slots in Mexico City.

In addition, we cannot provide any kind of assurance with respect to the changes, risks and costs related to the operation of Mexico City’s Airport System (Sistema Aeroportuario de la Ciudad de México), including having to operate more than one airport in the Mexico City metropolitan area due to the opening of the Felipe Ángeles International Airport on March 21, 2022, which results in having to operate multiple airports within the catchment area of Mexico City metropolitan region. Any significant increase in competition, redundancy in demand for air transportation or disruption in service or the fuel supply at these airports, could have a material adverse impact on our business, results of operations and financial condition. The conditions affecting services at the airports or our slots in these cities, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, violent crime or drug related activities, could also have a material adverse impact on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages.

As of December 31, 2023, the average age of our 129 aircraft in service was 5.7 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of most of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 12.53 block hours in 2021, 13.28 block hours in 2022, and 13.37 block hours in 2023. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks, changes to supply chain and demand conditions, quality issues related to our limited suppliers or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

The growth of our operations to the United States is dependent on continued favorable safety assessment in Mexico and the Central and South American countries in which we operate.

The FAA regularly conducts audits of foreign aviation regulatory authorities and assigns an IASA rating to each country, based on the country’s compliance with ICAO standards for safety oversight of civil aviation. Under the IASA rating system, Category 1 means the FAA has determined the country meets the ICAO standards, and Category 2 means the FAA has determined the country does not meet those standards. When a country is ranked Category 2, its airlines cannot add new service or routes to the United States or engage in code sharing arrangements involving the display of U.S. carrier designator codes. In February 2021, Costa Rica’s IASA rating was upgraded to Category 1 from Category 2, 21 months after it was downgraded due to alleged deficiencies in the Costa Rican air safety standards. In May 2021, Mexico’s IASA rating was downgraded from Category 1 to Category 2, and was upgraded back to Category 1 in September 2023. During the period of the downgrade, we were prevented from adding new services or routes to the United States or expanding our fleet of aircraft authorized to serve the United States. We cannot assure you that the governments of Mexico, Costa Rica and El Salvador, and the AFAC, the General Directorate of Civil Aviation (Dirección General de Aviación Civil) of Costa Rica and the Civil Aviation Authority (Autoridad de Aviación Civil) of El Salvador in particular, or the aviation authorities in the Central and South American countries in which we operate, will continue to meet the ICAO standards. If the IASA ratings of Mexico or the other Central and South American countries in which we operate were to be downgraded in the future, it could restrict our ability to maintain or increase service to the United States (including but not limited to expanding the number of aircraft we operate to and from the United States), which would in turn adversely affect our business, results of operations and financial condition.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business, results of operations, or financial condition.

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

Our processing, storage, use and disclosure of Personal Information, and any actual or perceived failure to comply with applicable privacy and cybersecurity laws, could give rise to liabilities and have a material adverse effect on our business, results of operations and financial condition.

In the processing of our customer transactions and otherwise running our business, we receive, process, transmit and store a large volume of information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”) such personal information includes some sensitive categories of data (such as payment card information) managed by our reservation system provider, which purpose is to maintain compliance with the Payment Card Industry Data Security Standard. This data is subject to legislation, regulation and other requirements intended to protect the privacy of Personal Information that is collected, processed and transmitted. In addition, we or our service providers collect, retain and otherwise process certain categories of Personal Information that are deemed particularly sensitive and subject to heightened legal protection and requirements, such as biometrical information received from customers.

As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, Mexico’s Federal Personal Data Protection Law (Ley Federal de Protección de Datos Personales en posesión de los particulares), the European Union’s General Data Protection Regulation (and the United Kingdom’s equivalent regulation), and the California Consumer Privacy Act each impose data privacy and security requirements, imposing significant costs on us and carrying substantial penalties for non-compliance. Similar regulations have been (and may in the future be) enacted by other countries and states, including in Central and South America. In addition, many of our commercial partners, including credit card companies, have imposed data security standards that we must meet. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs, and we may be liable to such commercial partners should any payment card information be accessed and misused as a result of a lack of sufficient security measures.

More generally, we rely on consumer confidence in the security of our systems, including our internet site on which we sell the majority of our tickets, and our proper handling of Personal Information. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices or otherwise hinder our ability to grow our business. Furthermore, lawsuits may be initiated against us and our reputation may be negatively affected if we fail to comply with applicable law and privacy obligations.

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

Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airline passengers could harm our business, results of operations and financial condition.

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

The DOT has implemented many rules that affect foreign air carriers. For example, DOT rules require that any airfare advertisement or other solicitation state the entire price to be paid by the consumer, including mandatory taxes, fees and carrier-imposed charges. DOT rules also require the disclosure of the cost of optional products and services, including baggage charges. The rules additionally restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes, the possibility of which must be disclosed to the consumer, and the consumer’s consent regarding same must be obtained, prior to purchase). Failure to remain in full compliance with these and other DOT rules may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business.

In addition, the U.S. Congress and Federal administrative agencies have undertaken investigations of the airline industry practice of unbundling fees for optional services. If new taxes are imposed on non-passenger revenues, or if other laws or regulations are adopted that make unbundling of services impermissible or more cumbersome or expensive than the existing rules, our business, results of operations and financial condition could be materially adversely affected. Congressional and other government agency scrutiny may also change industry practice or public willingness to pay for ancillary services. See also “—Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States, Central America and South America may increase our costs significantly in the future.”

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

We rely on a limited number of suppliers for fuel, aircraft and engines. For domestic fuel, we purchase from Airports and Auxiliary Services (Aeropuertos y Servicios Auxiliares), also known as ASA, where we do most of the fillings. For our international destinations, we have entered into fuel supply agreements with suppliers such as World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel, pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires on December 31, 2024 and may be terminated by us with 30-days prior notice and by ASA only if we do not pay for the fuel provided. If ASA or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with better terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative fuel sources. We cannot assure you that we will be able to find other fuel providers or whether we will be able to find one that provides fuel in such a cost-effective manner as our current agreements. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319, A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by IAE, and P&W.

We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future.

Additionally, global supply chain challenges due to the COVID-19 pandemic, strict lockdown measures in China which slowed down the freight market, the invasion of Ukraine which resulted in international sanctions impacting a portion of the supply chain and potentially the Middle East conflict, among others, have caused shortages to the aircraft and engine manufactures, and as a result may impact our ability to receive aircraft and engines as planned. Our growth plans and operations could be materially affected as a result of the delays caused by shortages.

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

We operate a uniform fleet of Airbus A319, A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A319, A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft or engine should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. Since 2017, P&W’s GTF engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Since the third quarter of 2023, we are subject to the removal of certain GTF P&W engines for preventive accelerated inspections. Consequently, the Company’s GTF engines are being reviewed to ensure compliance with these requirements. The Company currently expects each removed engine to take approximately 365 days to complete a shop visit and return to a serviceable condition and expects the number of service aircraft to rise during 2024 and 2025. The engine removals, including but not limited to a reduction in capacity, could adversely impact our future operations and financial results.

Cyber-attacks or other cyber-incidents involving our IT Systems and Confidential Information could have an adverse effect on our business, results of operations, or financial condition.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including Personal Information, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”). Cyber-attacks or other cyber-incidents involving our service providers’ IT Systems and Confidential Information may cause equipment failures, disruptions to our operations, or otherwise threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. An increase in the spread and destructiveness of cyberattacks involving critical infrastructure, particularly as remote working and automation increase, may affect our ability to operate our networks and as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. Moreover, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

Cyberattacks, which include malware, ransomware, computer viruses, phishing or other social engineering, denial of service and other means of disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years, as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. Cyberattacks may also result from malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. Further, we regularly identify and track security vulnerabilities, and we are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.

We take certain preventive actions to reduce the risk of cyber incidents and protect our IT Systems and Confidential Information, but there is always a risk that we may suffer a cyber-attack that we are unable to repel. Moreover, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. A cyber-attack could result in restoration and remediation costs, an increase in our expenditures on cyber security measures, litigation (including class action lawsuits), damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information, or if we fail to protect the privacy of customer and employee Confidential Information against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are exposed to the circumstances prevalent in the countries in which we operate. Although the majority of our revenue originates from our Mexican domestic operations, we also conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2023, 37% of our total revenues were attributable to international operations. Like other companies with international operations, political, economic, geopolitical or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity and results of operations.

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

Our business is labor intensive, with labor costs representing 13%, 10%, and 13% of our total operating expenses for the fiscal years ended December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023, 75% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Méxicana-STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2025 with respect to salaries and benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

●	changes in the market valuation of companies that provide similar services;
●	economic, regulatory, political and market conditions in Mexico, the United States and other countries;
●	industry conditions or trends;
●	availability of routes and airport space;
●	the introduction of new services by us or by our competitors;
●	real or perceived health and safety standards in air travel and related services;
●	our historical and anticipated quarterly and annual operating results;
●	variations between our actual or anticipated results and analyst and investor expectations;
●	announcements by us or others and developments affecting our business;
●	changes in technology affecting our aircraft;
●	announcements, results or actions taken by our competitors;
●	investors’ perceptions of us or the services we provide;
●	changes in financial or economic estimates by securities analysts;
●	our announcement of significant transactions or capital commitments;
●	currency devaluations and imposition of capital controls;
●	additions or departures of key management;

●	future sales of the ADSs and Series A shares;
●	strategic actions by us or our competitors, such as acquisitions or restructurings;
●	accidents, health concerns, pandemics, and other events affecting airline operations;
●	media reports and publications about the safety of our aircraft or the aircraft type we operate;
●	changes in the price of fuel;
●	announcements concerning the availability and reliability of the type of aircraft or engines we use;
●	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or
●	sales of our common stock or other actions by investors with significant shareholdings.

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

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) for the issuance up to 90% of our outstanding capital stock in CPOs. Since non-Mexican investors are required to invest in CPOs in order to hold a financial interest in our capital stock, if this 90% threshold were to be met, we would be unable to obtain additional capital contributions from non-Mexican investors, or we would be required to obtain a new authorization from the Mexican Ministry of Economy (Secretaría de Economía) for the issuance of more than 90% of our outstanding capital stock in CPOs. We cannot assure you that we would be able to obtain such authorization.

Holders of the ADSs and CPOs have no voting rights.

Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares. Mexican investors determine the outcome of substantially all shareholder matters. For a more complete description of the circumstances under which holders of our securities may vote, see Item 10: “Additional Information—Memorandum and Articles of Association—Overview.”

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

A portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, which may be based on the London Interbank Offered Rate, LIBOR, the Secured Overnight Financing Rate, SOFR, and the Tasa de Interés Interbanciaria de Equilibrio, TIIE. LIBOR, tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, market the supply of and demand for credit in the London interbank market and general economic conditions. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. TIIE is determined by the Mexican Central Bank (Banco de Mexico) based on quotes presented by credit institutions. We have not hedged our interest rate exposure with respect to our floating rate debt, except for TIIE. Accordingly, our interest expense for any period will fluctuate based on LIBOR, SOFR, TIIE and other variable interest rates. To the extent the interest rates applicable to our floating rate debt increase, our expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. As of December 31, 2023, all our U.S. dollar-denominated credit facilities bear interest based on SOFR. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

If we are classified as a “passive foreign investment company,” or PFIC, holders of our ADSs subject to U.S. federal income taxation may realize adverse tax consequences.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the average quarterly value of our assets (which may be determined in part by our market capitalization, which is subject to change) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2023. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as discussed in more detail in “Taxation—Material U.S. Federal Income Tax Consequences”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs.

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

Overview

We are a ULCC incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México, zip code 01210. Our agent in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 231 and grown our cost-efficient Airbus A320 family aircraft from four to 129 as of December 31, 2023. We currently operate up to 455 average daily flight segments on routes that connect 44 cities in Mexico, 23 cities in the United States, four cities in Central America and two cities in South America. We have substantial market presence in the top five airports in Mexico (based on number of passengers): Cancun, Guadalajara, Mexico City, Monterrey and Tijuana. The main U.S. cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center. Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016, and our operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021. We seek to replicate our ultra-low-cost model in Central and South America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ULCC Frontier, which started operations on August 23, 2018. We expect this agreement, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 23 destinations in the United States and 44 in Mexico, of which 18 coincide with Frontier destinations in both countries.

We are one of the lowest unit cost publicly traded operators worldwide, based on CASM. In 2023, our CASM was U.S. $7.81 cents, compared to an average non-stage-length adjusted CASM of U.S. $10.90 cents for the other Latin American publicly traded airlines, including Azul, Copa, and Gol. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Frontier, Spirit, American, Delta, JetBlue, Southwest, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.49 cents in 2023. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further lower our CASM by deploying additional Airbus A320neo family aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that our unit cost advantage will allow us to continue to lower base fares, stimulate market demand and increase non-passenger revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and price our base fares to compete with long-distance bus fares in Mexico.

During 2023, our average base fare was U.S. $49.27, and we regularly offered promotional fares as low as U.S. $1.62 or U.S. $0.78 for V-Club members, excluding airport fees. We have unbundled certain components of our air travel service as part of a strategy to enable our passengers to only pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger revenue and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2023, our average load factor was 86.0%, compared to an average load factor of 83.1% for the other Latin American publicly traded airlines and 83.0% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-passenger revenue and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to offering low fares, we also aim to deliver a suitable and efficient flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 76.9% on-time performance rate in 2023. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2021, 2022 and 2023 we incurred capital expenditures of U.S. $196.3 million, U.S. $353.9 million, and U.S. $491.1 million, respectively, which included acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and acquisitions of intangible assets. For a discussion of our capital expenditures and future projections. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Routes

Pursuant to the Mexican Aviation Law and our Concession, we may only provide our services on routes approved under our Concession. Any new route or change in existing routes must be approved by the AFAC. Domestic routes are subject to our Concession and the Mexican Aviation Law. Our international routes to the United States are subject to our Concession, the international routes authorization permits issued by the AFAC, the Mexican Aviation Law, the Air Transport Agreement between the United States and Mexico, dated December 18, 2015 (“US-Mexico ATA”), a permit from the DOT to allow us to operate any route into the United States, and authorization from the FAA. The US-Mexico ATA provides a legal framework for the international routes of Mexican and U.S. carriers between the United States and Mexico. Under the US-Mexico ATA, any U.S. or Mexican carrier may apply for a permit or authorization to fly between Mexico and the United States.

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

Foreign Ownership

The Mexican Foreign Investment Law (Ley de Inversión Extranjera) limits foreign investment in companies rendering domestic air transportation services to 49% of such companies’ voting stock. This limit applies to Volaris Opco, but not to us as a holding company. We, as a holding company, must remain a Mexican-investor controlled entity, as a means to control Volaris Opco. The acquisition of our Series A shares through the CPOs, which strips out voting rights but grants any and all economic rights, by foreign investors, is deemed neutral, from a foreign investment perspective, and is not, as a result, counted as foreign investment and is excluded from this restriction. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules. See Item 10: “Additional Information—Memorandum and Articles of Association—Other Provisions—Foreign Investment Regulations.”

Environmental Regulation

We are subject to international treaties, bilateral agreements, laws, official Mexican standards, or other regulations applicable to the aviation industry related to the protection of the environment, such as the Mexican General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Regulation of the General Law of Ecological Balance and Environmental Protection Regarding Prevention and Control of Atmospheric Pollution (Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en Materia de Prevención y Control de la Contaminación de la Atmósfera), the Mexican General Law for Prevention and Handling of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos) and the Mexican National Waters Law (Ley Nacional de Aguas) and its regulations. Moreover, we are subject to the Official Rule NOM 036 SICT3 2000, which regulates the maximum limits of the aircraft noise emissions as well as the requirements to comply with such limits.

On a voluntary basis, the processes of operational control center, crew planning, pilot training planning, emergency response management, cargo operations, monitoring of gas emissions into the atmosphere, fuel saving program, purchase of carbon credits, environmental programs for waste management and energy management in our corporate offices (ecological offices) are certified under ISO 9001 and 14001 Standards, which are certified by the Mexican norms NMX - CC - 9001 - IMNC - 2015 and NMX - SAA - 14001 - IMNC - 2015 respectively.

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

Labor Regulation

We are subject to the provisions of the Mexican Labor Law (Ley Federal del Trabajo) and the provisions contained in the collective bargaining agreements with Sindicato de Trabajadores de la Industria Aeronáutica, Similares y Conexos de la República Mexicana (“STIAS”). For more information on our relationship with such labor union and our labor collective bargaining agreements. See Item 6: “Directors, Senior Management and Employees—Employees.”

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, including but not limited to unfair or deceptive practices, unfair methods of competition, advertising and other consumer protection matters, baggage liability and air travel by persons with disabilities. The DOT has authority to issue permits and other authorizations required for international airlines to provide air transportation to and from the United States. We hold foreign air carrier permits issued by the DOT that authorize us to engage in scheduled and charter air transportation of passengers, property and mail to and from the United States, consistent with the scope of traffic rights provided for under the air transport agreements in place between the United States and each of the Governments of Mexico, Costa Rica, and El Salvador.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations and safety, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each non-U.S. commercial airline to obtain and hold FAA operations specifications and to conduct their operations in accordance with Parts 91 and 129 of the Federal Aviation Regulations. Operations specifications authorize holders to operate at specific U.S. airports using procedures and aircraft approved by the FAA.

As of the date of this annual report, we had FAA airworthiness certificates for 42 of our aircraft (the remainder being registered with the AFAC in Mexico), we had obtained the necessary FAA authority to fly to all the cities we currently serve, and all our aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and operate in compliance with applicable DOT and FAA regulations.

We are also subject to the regulation of the aviation authorities in the Central and South American countries in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in such Central and South American countries.]

International Regulation

Our service to the United States is also subject to various air commerce and immigration laws and regulations, which are administered at U.S. airports by CBP, a law enforcement agency that is part of the U.S. Department of Homeland Security, and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo onto our flights.

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

Security Regulation

TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger and crew manifest collections and CBP transmittal requirements, expanded background checks, and additional restrictions on carry-on baggage. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of U.S. $5.60 for air transportation that originates at an airport in the United States. TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot predict what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Environmental Regulation

We are subject to various federal, state, and local U.S. laws and regulations administered by numerous agencies relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals.

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

In 2016, ICAO adopted a resolution creating CORSIA and provided a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of ICAO members on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. In 2016, Mexico signed the “North American Leaders’ Declaration on Climate, Clean Energy and Environment Partnership” and committed to participate in the pilot phase of CORSIA. The countries in which we operate are ICAO member states, and thus we may be affected by regulations adopted pursuant to the CORSIA framework.

In January 2021, the EPA finalized greenhouse gas emission standards for new aircraft engines designed to implement the ICAO standards on the same timeframe contemplated by ICAO. Like the ICAO standards, the EPA standards would apply to new fleet types in 2020 and would apply to in-production aircraft no later than 2028; however, they would not apply to engines in-service aircraft. The EPA standards have been challenged by several states and environmental groups. The outcome of the legal challenge cannot be predicted at this time.

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

Concessions and Permits

Through our subsidiaries Vuela Aviación and Vuela El Salvador, we hold concessions, which authorize us to provide regular passenger, cargo and mail air transportation services in Costa Rica and El Salvador, respectively.

The Exploitation Certificate (Certificado de Explotación) of Vuela Aviación was granted by the government of Costa Rica on November 9, 2016, and remains valid until December 20, 2036. The Operating Permit (Permiso de Operación) of Vuela El Salvador was granted by the government of El Salvador on August 23, 2021, and remains valid until May 30, 2024 and its renewal is currently in process. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

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

Industry

There are three primary categories of passenger airlines in the Mexican market: (i) traditional legacy network carriers, such as Grupo Aeroméxico, (ii) ultra low-cost carriers, such as Volaris and VivaAerobus, and (iii) regional carriers that operate exclusively in niche markets within Mexico, constituting less than 2% of the total market share. The ULCC business model is a subset of the low-cost carrier market.

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

In recent years, many traditional legacy network carriers globally have undergone significant financial restructuring, including ceasing operations or merging and consolidating with one another. These restructurings have allowed legacy carriers to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure. This has resulted in improved workforce flexibility and reduced costs while simultaneously improving product offerings similar to those of other low-cost carriers. Furthermore, many of the legacy carriers have made these improvements while still maintaining their expansive route networks, alliances and frequent flier programs. One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. The ULCC business model involves, among other things, intense focus on low cost, efficient asset utilization, unbundled revenue sources aside from the basic fare with multiple products and services offered for additional fees. Globally, ULCCs business models include Allegiant, Frontier and Spirit in the United States, Ryanair and Wizz in Europe, and AirAsia in Asia.

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

Economic and Demographic Trends

We believe the Mexican airline industry has strong potential for growth, given the country’s young demographics, the long-term trend for improving macroeconomic base and growing middle class, which will likely facilitate organic expansion of the airline sector. In addition, the national airline industry is relatively underpenetrated when compared to other countries of similar economic size and demographic characteristics, in terms of trips per capita. These elements combine at a time when the industry is under considerable attrition due in part from some of the legacy operators ceasing operations.

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 3.0% in 2024 and 1.5% in 2025 according to the Mexican Central Bank’s mid-point projections. Mexico’s GDP grew at a CAGR of 1.4% from 2013 to 2023, according to INEGI. The expected growth of U.S. GDP for 2024 of 1.2% and for 2025 of 1.9%, according to the U.S. Federal Reserve.

As of 2020, according to the Censo de Población y Vivienda 2020 of INEGI intercensal survey, approximately 70% of the Mexican population was over 18 years of age, which we believe benefits us by providing a strong base of young, potential passengers in the future. These contrasts favorably with more mature aviation markets like the United States, where, as of 2022, approximately 78.3% of the population was over 18 years of age according to the U.S Census Bureau.

However, despite these favorable demographic indicators, the Mexican domestic aviation market remains underpenetrated. According to data from the local Civil Aviation Authorities in Mexico, such as the AFAC, as of 2022 the domestic flights per capita in Mexico was 0.5 per capita, indicating a lower level of domestic air travel penetration compared to countries with similar economies and geographies. Specifically, according to data from the Unidad Administrativa Especial de Aeronáutica Civil (UAEAC), Colombia’s domestic flights per capita was 0.6 in 2022, compared to 0.7 in Chile during the same year, according to data from the Junta de Aeronáutica Civil (JAC). Lastly, Turkey’s domestic air trips per capita stood at 0.9 as of 2022, according to the Ministry of Transport and Infrastructure of the Republic of Turkey (UAB).

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the predominant low-cost option for long-distance travel for a significant portion of the Mexican population. In 2022, bus companies transported over 3.0 billion passengers in Mexico in the domestic market, of which approximately 81.3 million were executive and luxury passenger segments, as measured in segments which include both long-distance (five hours or greater) and short-distance travel, according to the SICT. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

According to the Airbus Global Market Forecast 2023 (GMF23), Airbus forecasts a CAGR of 3.8% for domestic air traffic within the Latin America and Caribbean region, from 2019 to 2042. Specifically, the Mexican domestic market is forecasted to exhibit a CAGR of 3.7%, from 2019 to 2032, with a corresponding CAGR of 3.8% for routes between Mexico and the United States during the same period. Similarly, traffic originating from Central America to the United States is expected to achieve a CAGR of 4.1%. The projected growth is primarily driven by intra-regional flows, supported by the continued growth of low-cost carrier networks. The continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has transformed significantly since the emergence of ultra-low-cost carriers and the exit of more than nine carriers since 2007, according to the SICT. Furthermore, the pandemic led to an unprecedented market consolidation. As of December 31, 2023, the top three carriers in Mexico collectively held 99% of the domestic market, with 71.5% of this share attributed to ultra-low-cost carriers, Volaris and Viva Aerobus. Changes in the Mexican airline competitive environment have resulted in an increase in the domestic market load factor for the remaining carriers.

Market Environment

The airline industry is highly competitive. The principal competitive factors in the airline industry include fare pricing, total ticket price, flight schedules, aircraft type, passenger amenities, number of routes/destinations, customer service, safety record and reputation, code-sharing relationships, frequent flier programs and redemption opportunities. The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried, and, as a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, targeted promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per ASM. The prevalence of discount fares can be particularly acute when an airline has excess capacity and/ or is under financial pressure to sell tickets.

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

VFR and leisure passengers travel for a number of reasons, including social visits and vacation travel. We believe that VFR and leisure traffic are the most important components of the traffic in the markets we target and serve and are important contributors to our non-passenger revenue production. We estimate that VFR and leisure passengers represent a significant percentage of our total passenger volume. As part of our route development strategy, we target markets that will likely appeal to VFR and leisure travels at price points that were previously not available. This approach allows us to stimulate demand in new markets by catering to VFR and leisure travelers’ preferences.

Domestic passenger traffic in Mexico has shown consistent growth, with a CAGR of 5.6% from 2008 to 2023, based on data from the AFAC. Similarly, international passenger volumes have increased at a CAGR of 4.6% over the same period. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2008 to 2023:

Passenger Volumes(1)	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
(millions of segment passengers)
Domestic	28.2	24.6	24.6	25.6	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7	28.3	44.4	57.2	63.6
(% growth increased)	0.5%	(12.9)%	0.2%	3.9%	10.3%	8.5%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%	57.2%	28.8%	11.2%
International	27.9	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.8	45.1	47.6	48.8	20.1	35.8	50.1	54.7
% growth increased)	2.5%	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	8.9%	10.4%	5.6%	2.5%	(58.8)%	78.2%	40.0%	9.2%
Total	56.2	48.8	50.4	52.4	56.8	61.5	66.6	74.8	82.8	90.4	97.3	102.5	48.4	80.2	107.3	118.3
% growth increased)	1.5%	(13.1)%	3.2%	4.0%	8.3%	8.3%	8.3%	12.3%	10.7%	9.3%	7.6%	5.4%	(52.8)%	65.9%	33.8	10.3%

Source: AFAC – “Traffic Statistics by Airline”

●	Our international growth strategy has focused on targeting markets in the United States with large Mexican and Latin-American communities in order to stimulate VFR demand and leisure traffic in those markets. During 2023, approximately 68% of international passengers in Mexico flew to the United States, making it the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. Many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2020, according to PEW Research Hispanic Center. Additionally, according to the same source, as of 2021, the top 5 U.S. metropolitan areas by Hispanic population were as follows:
●	Los Angeles, CA: 5.9 million;
●	New York, NY: 5.1 million;
●	Miami, FL: 2.8 million;
●	Houston, TX: 2.8 million; and
●	Riverside, CA: 2.5 million;

iIn recent years, we have also been growing our operations in Central and South America.

In 2023, the Mexican ULCCs (Volaris and VivaAerobus) together maintained 71.5% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Volaris	%	11.94%	12.74%	14.71%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.42%	28.31%	31.23%	38.34%	41.22%	41.00%	38.27%
Grupo Aeroméxico	%	27.74%	32.13%	35.69%	40.07%	37.78%	35.77%	36.04%	33.74%	31.13%	28.96%	27.59%	24.21%	25.31%	27.48%	26.50%	27.53%
Former Grupo Mexicana(2)%		12.81%	11.70%	6.01%	—	—	—	—	—	—	—	—	—	—	—	—	0.00%
Interjet(3)%		10.62%	12.65%	16.26%	24.78%	23.83%	24.37%	23.69%	24.53%	21.63%	21.18%	20.48%	19.69%	8.75%	—	—	—
VivaAerobus	%	4.74%	5.79%	8.80%	11.49%	12.49%	12.19%	11.81%	11.70%	14.25%	16.87%	18.35%	20.12%	24.41%	28.31%	30.40%	33.23%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.

(2)	Ceased operations in August 2010 and resumed operations in 2023.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

The airline industry in Mexico has seen sharp attrition, with the exit of more than nine airlines since 2007, including Former Grupo Mexicana´s bankruptcy in April 2014, Interjet´s bankruptcy in April 2023 and Transportes Aeromar, S.A. de C.V.’s cessation of operations in February 2023. This allowed us to further expand our international service offering in a very short timeframe.

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Volaris	—	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%	39.20%	35.83%	38.08%
Grupo Aeroméxico %	31.73%	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%	41.59%	47.63%	45.47%
Former Grupo Mexicana(2)%	66.08%	65.36%	49.94%	—	—	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)%	0.28%	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%	—	—	—
VivaAerobus	0.85%	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%	18.11%	15.37%	15.55%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Ceased operation in August 2010 and resumed operations in 2023.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

We have been able to grow our international market share substantially over the past five years even with significant competition from leading U.S. carriers. As of December 31, 2023, we were the third largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 23.7% from 2006 to 2023, with approximately 0.9 million booked passengers in 2006 and 33.5 million booked passengers in 2023.

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

Our Strengths

We believe that our strengths are:

Low Cost Structure. We believe that in 2023 we had the lowest cost structure of any Latin American publicly traded airline, with CASM of U.S. $7.81 cents, compared to Azul at U.S. $11.55 cents, Copa at U.S. $9.60 cents, and Gol at U.S. $11.55 cents. In 2023, we also had significantly lower costs than our U.S. based publicly traded target market competitors, including Alaska at U.S. $14.64 cents, American at U.S. $17.92 cents, Delta at U.S. $19.31 cents, Jet Blue at U.S. $14.37 cents, Southwest at U.S. $15.16 cents, Frontier at U.S. $9.50 cents, Spirit at U.S. $10.52 cents, Allegiant at U.S. $12.02 cents and United at U.S. $16.99 cents, according to publicly available financial information.

We achieve our low operating costs in large part due to:

●	Efficient and Single-Family Fleet. We operate a single and efficient fleet of Airbus A320 family aircraft, which is one of the youngest fleets in the Americas, with an average age of 5.7 years as of December 31, 2023.
●	High Asset Utilization. Our fleet has a, high - density seat configuration, and we had one of the highest worldwide average aircraft utilization rates at 13.37 block hours per day in 2023.
●	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center, or airport service desks, as these distribution channels have the lowest cost to us. In 2023, we sold 82.4% of our tickets through these channels. We do not use a global distribution system.
●	Variable, Performance-Based Compensation Structure. We compensate our employees based on the contribution they make to our success, rather than seniority, by basing their compensation on their performance each year.

Ancillary Revenue Generation. By offering our passengers the flexibility to choose which additional products and services they purchase and use through our “You Decide” (“Tú Decides”) strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S. $46.74 in 2023 by, among other things:

●	checked baggage;
●	charging for excess baggage;
●	utilizing our excess aircraft belly space to transport cargo;
●	passing through all distribution-related expenses;
●	charging for advance seat selection, extra legroom, and carriage of sports equipment;
●	consistently enforcing revenue policies, including change fees;
●	generating subscription fees from our ultra-low-fare subscription service, V-Club and Annual Pass;
●	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;
●	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and

●	selling onboard food and beverages advertising.

Core Focus on VFR Travelers, Cost-conscious Business Travelers and Leisure Travelers. We primarily target VFR travelers, cost-conscious business travelers and leisure travelers in Mexico and the United States. We believe these demographics represent the highest potential for growth in our target markets. By offering low promotional fares, we stimulate demand for VFR and leisure travel, and attract new customers, including those who previously may have only traveled by bus. We use our yield management system to set prices based on the time of booking and load factor.

During 2023, we managed yield and load factor, including through targeted promotional fares that can be as low as U.S. $1.62 or U.S. $0.78 for V-Club members, excluding airport fees. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 99,800 points of payment throughout Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash within 72 hours. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from other operators. Based on our 2023 results, we have developed a profitable route network and achieved a leading market share in several of our markets. As of December 31, 2023, we held over 50% passenger market share in 151 of our 231 routes. As of December 31, 2023, we faced no competition from any other carrier on over 49% of our routes. In 2023, 29.38% of our passenger revenues derived from our U.S. routes and 28.7% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2023, we achieved an average passenger load factor of 86.0% and an average aircraft utilization rate of 13.37 block hours per day with a standard turnaround time between flights of approximately 67 minutes. For our fleet type, our average aircraft utilization rate of 11.37 flight hours per day in 2023 was among the highest worldwide and was 34% higher than the industry average of 7.78 flight hours per day for all Airbus A319 aircraft, 33% higher than the 8.72 flight hours per day for all Airbus A320 aircraft and 14% higher than the 9.62 flight hours per day for all Airbus A321 aircraft, according to Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat better than the lower-density configurations flown by certain of our competitors. In addition, we strive for market-leading operational performance, with a 76.9% on-time performance rate, 97.8% flight completion rate and a mishandled baggage rate of only 0.7 bags per 1,000 passengers in 2023.

Brand Recognition with a Fast-Growing Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2023, we had approximately 5.2 million fans on Facebook, 1.9 million followers on X (formerly Twitter), 592 thousand followers on Instagram, 51 thousand subscribers on YouTube and 199 thousand followers on TikTok, where we primarily focus on marketing, customer service and promotion. Our social media reach has been an effective and very low-cost marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on very short notice. We have also established various programs to make air travel more inviting for first-time travelers and other passengers who may desire additional services. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property for the “Volaris” brand.

Solid Balance Sheet. We have a healthy level of financial debt, since we have principally financed our operations through equity and operating cash flows, and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance new growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2023, we had a balance of U.S. $774.2 million in cash, cash equivalents and restricted cash, representing 24% of our last twelve months operating revenues. Additionally, as of December 31, 2023, our credit lines totaled U.S. $1,388.8 million, which include U.S. $960.9 million were related to financial debt (U.S. $228.4 million are undisbursed) and U.S. $427.9 million were related to letters of credit (U.S. $178.8 million are undisbursed). As of December 31, 2023, we had available lines of credit of U.S. $407.2 million.

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

Our Growth Strategy

Our goal is to continue to grow and maintain our leadership in the Mexican aviation market by operating our ULCC business model and focusing on VFR travelers, cost-conscious business travelers and leisure travelers. The key elements of our growth strategy include:

Remain the ULCC of Choice in our Markets. We strive to remain the ultra-low cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable, suitable, and efficient travel experience to our customers across our expanding operations in Mexico, the United States, Central and South America. Our ULCC business model enables us to operate based on low fare levels, and we intend to continue to maintain low fares to stimulate demand. We believe that we can continue to improve operating efficiencies while maintaining low costs by:

●	fleet transition to cost-efficient Airbus A320neo and A321neo aircraft with higher seat density and lower fuel consumption;
●	spreading our low fixed-cost infrastructure over a larger scale of operations;
●	contracting operating services functions;
●	keeping sales and marketing overhead low; and;
●	leveraging joint procurement benefits.

Grow Non-passenger Revenues while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-passenger revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products on which we receive commissions, such as hotel rooms, car rentals and trip interruption insurance. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called V-Club which had approximately 818,000 members as of December 31, 2023. The number of V-Club members increased by 8.11% in 2023, compared to 2022. In 2023, we introduced zero-fare, which includes a V-Club membership to incentivize more customers to join our discount club and generate repeat business that will reduce our customer acquisition cost. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-passenger revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

Grow by Stimulating Demand in our Existing Markets. We plan to continue to grow our existing markets by adding routes that connect cities in which we currently have operations and by adding capacity on existing routes where we believe we can continue to stimulate demand. We also intend to continue to target long-distance bus passengers who we believe may be inclined to transition to air travel. To incentivize this shift, we set certain promotional fares priced lower than bus fares for similar routes. We believe that these initiatives will encourage bus travelers to opt for air travel, thereby driving growth in passenger volume.

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 138 Airbus A320 family aircraft that will be delivered over the next eight years, 138 from our purchase agreement with Airbus, including 26 of the next generation Airbus A320neo and 112 of the next generation Airbus A321neo, the delivery of which commenced in 2016 and 2018, respectively. During 2023, we incorporated three A320neo and ten A321neo into our fleet.

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

Our fleet has reached 134 aircraft as of the date of this annual report. We intend to maintain a young and a common fleet family because we believe it is the most efficient option for our markets and operations.

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

For example, in 2023, we added 58 new routes, including 53 domestic routes and 5 international routes. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 152 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 196 routes internationally that have stage lengths of at least 410 miles.

Our Operations

Passenger Revenues

Passenger revenues accounted for U.S. $3,123.5 million or 95.8% of our total operating revenues in 2023. VFR traffic makes up the largest component of our customers and we believe that our VFR customers are the most cost conscious and time/schedule flexible of all of our travelers. VFR and leisure, the second largest component of our customers, are stronger during the summer, Christmas and New Year season, followed by Easter and responds well to demand stimulation based on low fares. Cost-conscious business travelers make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.

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

The average fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are up to U.S. $35, U.S. $63, U.S. $210, U.S. $192 and U.S. $110, respectively. We also make trip insurance by third parties available through our website.

We recognize revenue from V-Club and other similar services as other passenger revenues when the service is provided.

V-Club membership generates income by incentivizing customers to make frequent purchases of flight tickets with Volaris, thereby strengthening our base of frequent customers and helping to reduce acquisition costs. V-Club subscriptions accounted for 1% of our other passenger revenues in 2023.

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

Non-Passenger Revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2023, we derived U.S. $135.4 million, or 4.2%, of our total operating revenues from these sources.

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

We also generate revenues from the Volaris cobranded credit card, or Volaris INVEX, from multiple revenue streams, such as: billing, redemption, free flights for new customers, among others. Revenue from the Volaris INVEX accounted for 3% of our other non-passenger revenues as of December 31, 2023. We closed 2023 with approximately 818,000 V-Club members and 688,000 Volaris INVEX holders. For more information on V-Club and the Volaris INVEX, see “—Sales, Distribution, Marketing and Advertising—Marketing and Advertising.”

Route Network

We currently serve 73 cities throughout Mexico, the United States, Central and South America. We operate up to 455 average daily segments on routes that connect 44 cities in Mexico and 29 cities in the United States and Central and South America.

The map below sets forth the destinations we currently serve:

Our route network is designed to provide service within Mexico and between Mexico, the United States, and Central and South America, and in particular those with large Hispanic and Mexican American communities, which are primarily concentrated in California. As part of our point-to-point strategy, we generally offer direct flights between cities with high traffic demand. We believe this scheduling approach allows us to serve a greater number of cities more frequently, leading to higher load factors and increased aircraft utilization, providing us with greater flexibility in our scheduling options.

To minimize turnaround times, we schedule flights to arrive at each destination and depart shortly after. Many of our evening flights are intended to provide red-eye travel options for longer routes, appealing to customers seeking to save on lodging expenses. Meanwhile, our day flights allow us to maximize fleet utilization and airport staff efficiently.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our products through four primary distribution channels:

●	our website and mobile app;
●	our call center;
●	airports; and
●	third parties, such as travel agents.

The following table sets forth the approximate percentage of our ticket sales and applicable fees attributed to each of our main distribution sources in 2023:

Distribution Source	% of tickets Sold	Fee in dollars(1)
Website and mobile app	75.96%	$0
Call center	3.61%	$12.0
Third-party travel agents	16.61%	$11.3
Airport counters	2.87%	$0
(1)	Standard fee charged per customer.

Our website is our primary platform for ticket sales. Sales through our website and mobile app represent our lowest-cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them to our customers.

Our passengers may pay for tickets by credit or debit card at the time of booking on our website or through our call center or in cash within 72 hours at one of the various points of payment located at several different businesses vendors we have made available. In 2023, 92.16% of our sales were paid by credit or with debit card and 7.84% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia to provide our customers with the opportunity to pay in cash for their tickets at over 99,800 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2023, we paid an aggregate of U.S. $66.6 million in commissions, a portion of the cost of which was transferred to the customers using this service.

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

Pursuant to our agreement with Navitaire LLC, they provide us with reservation services, revenue accounting services and operations management and recovery, as well as certain services related thereto. This agreement expires in February 2028, unless it is terminated with prior notice subject to certain conditions. The foregoing description of the terms of the agreement with Navitaire LLC is intended as a summary only and is qualified in its entirety by reference to the copy filed as an exhibit to this annual report.

Marketing and Advertising. Our marketing and advertising efforts include the use of the internet, television, radio and billboards. We focus on direct consumer marketing in our targeted markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, X (formerly Twitter), Google, Instagram, YouTube and TikTok. As of December 31, 2023, we had approximately 5.2 million fans on Facebook, 1.9 million followers on X (formerly Twitter), 592 thousand followers on Instagram, 51 thousand subscribers on YouTube and 199 thousand followers on TikTok, which we primarily use for marketing, customer service and promotion.

We reach our customers directly by holding promotional events that build brand recognition. We also advertise on billboards, in venues that our core consumers frequently attend, radio, television and shopping malls. We have internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 800 thousand e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost.

We recently launched a new marketing campaign called “Ponle tu apodo a un avión,” which is designed to connect with younger audiences through music and a fun dynamic. Participants had the chance to win a year of unlimited flights and have their nickname displayed on a fuselage, creating relevant brand awareness among upcoming generations.

Additionally, we launched “Atrévete a volar” which targets low-to-middle income travelers. Our efforts are focused on new channels and on educating individuals about the ease of air travel, with the goal of accelerating the substitution of long-distance bus travel with air transportation.

V-Club, our annual subscription-based service, grants members exclusive first access to our lowest fares offerings. In addition, it provides members with guaranteed member-only fare sales and exclusive offers on hotels, rental cars and other travel necessities with YaVas. V-Club members may access their benefits through our website and our mobile app. As of December 31, 2023, we had approximately 818,000 V-Club members, an increase of 8.11% compared to 2022.

We offer three types of Volaris INVEX credit cards: the Volaris INVEX 0, Volaris INVEX, and the Volaris INVEX 2.0. The Volaris INVEX 0, which has no annual fee, was launched in October 2017, and offers the following benefits:

●	1% cash back on all purchases to be used in Volaris;
●	priority boarding in our flights; and additional baggage at no cost (as long as the client pays more than 50% of their reservation with their Credit Card or e-credit);
●	deferred payment on purchases with no interest; and
●	a 15% discount on the purchase of on-board menu items.

The Volaris INVEX launched in March 2015, and has the same benefits as the above plus 0.5% more in cashback.

The Volaris INVEX 2.0 launched in March 2015, and in the addition to the benefits listed above, it also offers at no cost: individual V-Club, 2% cash back on all purchases, LoungeKey memberships, among other benefits. As of December 31, 2023, there were 688,000 Volaris INVEX holders.

Pricing and Yield Management

Our emphasis on keeping our operating costs low has allowed us to set low base fares and increase ancillary revenues while achieving and maintaining profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the highest revenue per block hour on our flights. Most of our seats are sold in the low and mid-fare ranges. Except for special offers and promotions, we do not have advance purchase restrictions, minimum stays, or any other fare restrictions, such as required Saturday night stays. For some of our flights, we set very low discounted base fares based on fares charged by bus lines for travel to the same destinations, aiming to expand our customer base by adding customers who have previously used other forms of transportation.

Our base fare (“zero”) includes access to a V-Club membership and one personal item for domestic and international flights. Our customers may purchase additional products and services for a fee by choosing another type of fare (“basic” or “plus”) or by customizing their trip with products and services directly at any time before the flight. We increase the prices of these products and services the closer the customer purchases them to the departure date as well as using dynamic pricing. Some examples of the additional products and services that our customers may purchase include higher baggage allowances, preferred seating, and food, beverages, or other products on board. All of our fares are non-refundable and subject to change fees.

We use yield management in an effort to maximize revenues per flight, which is also linked to our route and schedule planning and sales and distribution methods. Yield management is an integrated set of business procedures, mathematical models, and historical trends that allows us to understand markets, anticipate customer behavior and respond quickly to opportunities.

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

Customer Service

We are committed to providing our customers with value for their money and reliable, on-time performance. We believe that our low fares initially attract customers, and our service strengthens customer loyalty and enhances our brand recognition through word-of-mouth as our customers tell others about their experience.

We hire employees who we believe will treat customers in a courteous and friendly manner and emphasize customer service during their training and as part of our company culture. We call our employees ambassadors. We also focus on other details that can improve the travel experience, including on-line check-in, seat assignment options, e-ticket travel, single-class seating, and modern aircraft. We provide personalized in-cabin support for customers who need it and the option of special assistance for unaccompanied minors and seniors. We believe our customer relationship management has been a key element of our success.

We are committed to compensating our employees based on their performance and rewarding them for their contribution to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2023, we conducted Net Promoter Score (NPS) surveys during the year with an average of 61,017 monthly responses; as we expand our operations, this number will likely increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2021, 2022, and 2023:

	2021	2022	2023
On-time performance(1)	77.3%	71.2%	76.9%
Completion factor(2)	97.5%	98.3%	97.8%
Mishandled baggage(3)	0.5	0.7	0.7
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price (including ancillary services), flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code sharing relationships, and frequent flier programs and redemption opportunities. Our current and potential competitors include traditional legacy airlines, low-cost carriers, regional airlines and new entrant airlines. Some of our current or future competitors may have greater liquidity, access to capital and serve more routes than we do.

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2023, our CASM was U.S. $7.81 cents, compared to an average non-stage length adjusted CASM of U.S. $10.90 cents for the other Latin American publicly traded airlines, including Azul, Copa, and Gol. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, American, Delta, JetBlue, Southwest, Frontier, Spirit, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.49 cents in 2023.

Our main competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, VivaAerobus and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, VivaAerobus and LATAM.

In 2023, the two Mexican ultra low-cost carriers, Volaris and VivaAerobus, held 71.5% of the domestic market based on passenger flight segments. Volaris had 38.3% of the domestic market, according to the AFAC.

As of December 31, 2023, the number of commercial aircraft in service in Mexico increased to 368, as compared to 358 as of December 31, 2022, according to AFAC. This 3% increase was comprised mainly of narrow body aircraft, including 52 Airbus A320neos, 66 Airbus A320s, 45 Boeing 737s, 50 Airbus A321neos and 20 Airbus A321s.

On June 30, 2020, Grupo Aeroméxico, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022 Grupo Aeroméxico announced that it had concluded its restructuring process. As of December 31, 2023, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 105 and 40 aircraft, respectively, as compared to 102 and 42, respectively, as of December 31, 2022.

In addition, Interjet has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. In April, 2023, Interjet declared bankruptcy in Mexico.

VivaAerobus, our largest competitor by domestic market share in 2023, has increased its fleet from 66 as of December 31, 2022 to 80 as of December 31, 2023, according to AFAC.

As of 2023, our international market share considering all airlines flying internationally to and from Mexico, increased 1.2pp to 11.4%, compared to our market share as of December 2022.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 129 aircraft as of December 31, 2023.

As of December 31, 2023, we flew only Airbus A320 family aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

As of December 31, 2023, our fleet of 129 Airbus narrow-body aircraft consisted of three Airbus A319s, 91 A320s (51 of them are NEO) and 35 A321s (25 of them are NEO). We have a young fleet with the average age of our fleet being 5.7 years as of December 31, 2023, compared to an average of 7.9 years for the other Mexican airlines according to the AFAC. A young fleet leads to better performance reliability, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate up to 144 passengers, our Airbus A320s accommodate up to 186 passengers and our Airbus A321s accommodate up to 239 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 32 spare engines (20 of them leased, 11 under financing and one owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from the start of our operations in March 2007 through December 31, 2023:

Fleet additions
(Returns)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
A319	8	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)	—	(2)	(1)
A320	—	2	—	—	8	7	7	8	4	8	5	6	3	6	15	9	3
A321	—	—	—	—	—	—	—	—	2	8	—	4	2	—	—	9	10
Total fleet	14	21	21	26	34	41	44	50	56	69	71	77	82	86	101	117	129

We have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including: (i) a revolving line of credit with Santander and Bancomext under which we act as a guarantor and (ii) financing provided by certain lessors in respect of 25 aircraft to be delivered between 2024 and 2026), purchase, sale and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchases, sale and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus, which are sold to lessors and simultaneously leased back through leaseback agreements. We have obtained financing for the pre-delivery payments of all the aircraft to be delivered through 2025. As of December 31, 2023, we had 129 aircraft leased pursuant to long-term lease agreements for an average term of 12.36 years. The operating leases for these aircraft expire between 2024 and 2035. We make monthly lease payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed lease payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The current purchase agreement with Airbus requires us to accept delivery of 141 Airbus A320 family aircraft in the next seven years (from January 2024 to October 2030). The contractual agreement provides for the addition of 141 aircraft to our fleet as follows: 10 in 2024, 23 in 2025, 29 in 2026, 21 in 2027, 19 in 2028, 14 in 2029 and 25 in 2030. As of the date of this annual report, Airbus continues reviewing its delivery schedules in light of supply chain disruptions and production line slowdowns. Since the COVID-19 pandemic outbreak, and further since the war conflicts in Europe and Middle East, Airbus has notified us of the delay of several aircraft deliveries. Airbus has notified us of possible further delays for the following years, which could be in excess of six months. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. The purchase agreement with Airbus does not include the option to have fewer aircraft delivered.

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

We have one scheduled A319 aircraft return in 2025. Additionally, as of the date of this annual report, we have 27 A320 aircraft returns in the next four years. We also have nine A321 aircraft returns in the next four years. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, in the past we have been able to lease aircraft from lessors and expect to have flexibility to do so again in the future. For more information on the risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 34%, 46%, and 38% of our total operating expenses in 2021, 2022, and 2023 (including derivative and non-derivative financial instruments for 2021), respectively. We purchase fuel in Mexico from Airports and Auxiliary Services (Aeropuertos y Servicios Auxiliares), or ASA, who is also in charge of supplying it directly to our aircraft in Mexico. As established in our agreement with ASA, the fuel price is determined weekly by ASA based on international prices published by S&P Platt’s, the price of the services is determined by the Ministry of Finance and Public Credit, and the storage costs are determined by the Energy Regulatory Commission. Our agreement with ASA may be terminated without penalty by either party with a 30-days prior notice. We purchase our fuel outside of Mexico under fuel supply service contracts with World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel fuel service contracts. Historically, fuel costs have experienced substantial variances, which cannot be predicted with any degree of certainty since it is subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy allows us to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.”

Insurance

We maintain insurance policies we believe are customary in the airline industry and as required by the Mexican and U.S. aviation authorities. We maintain all insurance policies required by the aviation authorities in the markets we operate in, as well as our leasing and financing agreements. We believe that this insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurances can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses.

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

Corporate Sustainability Strategy

In 2023, we continue to make efforts to advance the incorporation of our corporate sustainability strategy into business practices. The strategy is comprised of three main pillars: Environmental, Social, and Economic and Corporate Governance areas, which are aimed at allowing the efforts of the business to be directed toward sustainable future growth while simultaneously creating value for our stakeholders.

The Environmental pillar is defined by our climate change strategy, through which we aim to achieve our commitments related to emissions reduction and respond to regulatory requirements. We have taken the following initiatives:

●	Through our fuel saving program, we manage our jet fuel consumption and aim to reduce carbon emissions. We address this goal by acquiring the best available and cost-efficient technology. In 2023, the average age of our fleet was 5.7 years, 59% of our aircraft are NEO and 88% of our aircraft are equipped with sharklets, which are more fuel-efficient and release fewer CO₂ emissions per ASM. Moreover, we implement operational initiatives such as optimal fuel planned arrival, flight techniques, reduction of auxiliary power unit usage, and reduction of onboard weight, among others.
●	We also have initiatives to reduce paper and electricity consumption, reduce waste, promote recycling, and promote efforts of voluntary carbon offsetting with our customers.

●	Moreover, on April 2023, the Company announced an investments agreement alongside Indigo Partners, GenZero, Cleanhill Partners, Frontier Airlines, and Wizz Air. The investments aim to accelerate the production of Sustainable Aviation Fuels (SAFs) worldwide through the North American CleanJoule. As a crucial means to mitigate carbon emissions in the aviation sector. SAFs offer a low-carbon alternative to conventional jet fuel, derived from renewable sources like waste oils, agricultural residues, and non-food crops. Despite their potential, SAFs currently lack widespread availability and cost-competitiveness to replace fossil fuels in our operations. SAFs contribute to less than 1% of global commercial aviation fuel usage due to limited supply.
●	Additionally, we manage and improve our environmental programs through the Integrated Airline Management System, which is certified by the ISO 14001 and 9001.We comply with the applicable international and national regulations regarding environmental matters, such as CORSIA, and on voluntary basis adopted standards and frameworks to disclose information. Moreover, we have third-party limited assurances that support that we are complying with CO2 emissions measurement, as required by the national and international regulations.

In 2021, we joined IATA’s aviation industry initiative Fly Net Zero, to contribute to the decarbonization of the industry.

The Social pillar aims to strengthen our commitment to people. This includes our employees, customers, and the communities in which we operate. Our labor practices are designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of: (i) our vision: transcending by creating and materializing the best travel experiences; (ii) our mission: with the best people and at a low cost, we enable more people to travel well; (iii) our behaviors: credibility, respect, impartiality, camaraderie, and pride, and (iv) our focus areas: safety, customer service, and sustained profitability.

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

In terms of diversity, equity and inclusion, we remain committed to IATA’s “25 by 2025” initiative, which aims to increase 25% by 2025 the number of women in senior positions and underrepresented areas, such as pilots, technical staff, and STEM (science, technology, engineering, and math).

Moreover, the positive relationships with the communities in which we operate are integral to our Social pillar, as we believe it generates value and engagement. In 2023, we continued extending our community support. With our Avión Ayuda Volaris Program, we utilize available seats in our aircraft to transport free of charge organs and tissues for transplant purposes, volunteers, medical personnel, and humanitarian cargo, and bring humanitarian aid to communities in crisis, including those impacted by natural disasters and other emergencies, through strategic alliances. Moreover, we seek to promote the protection of the rights of children and teenagers who travel with us, to safeguard them from potential human trafficking and commercial sexual exploitation in the context of travel and tourism. A decade ago, we became the first airline in Latin America to commit to protecting children and teenagers through the implementation of a protocol and annual training for all our ambassadors. As of the end of 2023, we decided to update and expand the protocol to our destinations in Central and South America. In line with these efforts, we have also launched a campaign titled “Ojos en el Cielo” (Eyes in the sky), aimed at raising awareness among our stakeholders about this program and inviting them to join the fight against human trafficking and commercial sexual exploitation.

The Social pillar also prioritizes the well-being, safety, health, and rights protection of our customers. We strive to strictly comply with the highest safety standards according to domestic and international regulations. In a year of growth for us, as 2023 was, we continued to focus on operational safety, maintained the IOSA certification, and were rated as one of the safest airlines worldwide by Airlineratings.com.

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

In 2023, these efforts culminated in our current inclusion in the S&P Dow Jones Sustainability Index, as one of the seven airlines included worldwide, and the only airline in the MILA Pacific Alliance Index.

C.Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as our ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary in Mexico and the United States. Comercializadora is primarily engaged in marketing, advertising and other commercial matters. Volaris Opco, Volaris and Servicios Corporativos employs some of our employees. Servicios Corporativos renders specialized services to its affiliates. Viajes Vuela performs travel agency services. Comercializadora V. Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employ some of our employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. Vuela El Salvador is incorporated in El Salvador. See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

On July 14, 2021, Volaris Opco and Servicios Administrativos agreed to a merger, with Volaris Opco as the surviving company. The merger took full legal, accounting and tax effect on August 31, 2021, and the assets, liabilities, and equity of these companies were merged.

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

●	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus with respect to certain aircraft, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2023
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710*	Pre-delivery payments financing	Mexico	—
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711*	Pre-delivery payments financing	Mexico	—
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3855	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3866	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3867	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3921	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3853	Pre-delivery payments financing	Mexico	100.00%

* The Trust was terminated on January 20, 2023.

●	Trust for the first issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount Ps.1.5 billion (U.S. $78.5 million, based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019) through Fideicomiso Irrevocable de Administración número CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) for an amount of up to Ps.3.0 billion (U.S. $157.1 million based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019).
●	Trust for the second issuance of asset backed securities: On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $72.1 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $144.2 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021).
●	Trust for the third issuance of asset backed securities: On September 28, 2023, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 23 in the amount of Ps.1.5 billion (U.S. $85.8 million, based on an exchange rate of Ps.17.47 to U.S. $1 on September 28, 2023) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.5.0 billion (U.S. $286.2 million, based on an exchange rate of Ps.17.47 to U.S. $1 on September 28, 2023).

			% Equity
Name	Principal Activities	Country	Interest 2023
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset-backed securities trustee and administrator	Mexico	100.00%

●	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity
Name	Principal Activities	Country	Interest 2023
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100.00%

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

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. 51% of our total operating revenues were derived from passenger fares in 2023. Passenger revenues are based upon our capacity, load factor and the average passenger revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average passenger revenues per booked passenger represents the total passenger revenue divided by booked passengers.

Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through our call center or third-party agencies, advanced seat selection, itinerary changes, V-Club memberships and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires on the date of the scheduled travel. 45% of our total operating revenues were derived from other passenger revenues in 2023.

Non-Passenger Revenues

Our non-passenger revenues include income generated from (i) other non-passenger revenues and (ii) cargo services. In 2023, we derived U.S. $135.4 million, or 4.2% of our total operating revenues from these sources.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars, and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

The following table shows each of the line items in our consolidated statements of operations for the periods indicated as a percentage of our total operating revenues for that period:

Statements of Operations data

	For the Year Ended December 31,
	2021	2022	2023
Operating revenues:
Passenger revenues:
Fare revenues	58%	58%	51%
Other passenger revenues	39%	38%	45%
Non-passenger revenues:
Other non-passenger revenues	3%	3%	3%
Cargo	1%	1%	1%
Non-derivative financial instruments:	(1)%	0%	0%
Total operating revenues	100%	100%	100%
Other operating income	0%	(1)%	(2)%
Fuel expense, net	28%	46%	36%
Landing, take-off and navigation expenses	13%	13%	15%
Salaries and benefits	11%	10%	12%
Depreciation of right of use assets	12%	11%	11%
Sales, marketing and distribution expenses	4%	4%	5%
Other operating expenses	3%	4%	6%
Depreciation and amortization	3%	3%	4%
Aircraft and engine variable lease expenses	4%	4%	3%
Maintenance expenses	4%	3%	3%
Total operating expenses, net	82%	97%	93%
Operating income	18%	3%	7%
Finance income	0%	0%	1%
Finance cost	(6)%	(7)%	(7)%
Foreign exchange (loss) gain, net	(6)%	0%	(1)%
Income (loss) before income tax	6%	(4)%	0%
Income tax (expenses) benefit	(1)%	2%	0%
Net income (loss)	5%	(2)%	0%

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

We also evaluate, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When we determine that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent). We are also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets but are not included in passenger revenue. We record a liability upon collection from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

Contract with FEMSA

Under the “Spin Premia” agreement customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by us are recorded as a reduction in revenues. The points redeemed for our services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between Volaris Opco and FEMSA.

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

Other Operating Expenses. Other operating expenses include (i) administrative support such as travel expenses, stationery, administrative training, professional fees and all other administrative and operational overhead expenses; (ii) costs for technological support, communication systems, cell phones, and internal and operational telephone lines; (iii) premiums and all expenses related to the aviation insurance policy (hull and liability); and (iv) outsourced ground services and the cost of snacks and beverages that we serve on board to our passengers.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2021	2022	2023

	(In dollars cents)
Other operating income	(0.0)	(0.1)	(0.1)
Fuel expense, net	2.2	3.7	3.0
Landing, take-off and navigation expenses	1.1	1.1	1.3
Salaries and benefits	0.9	0.8	1.0
Depreciation of right of use assets	1.0	0.9	0.9
Sales, marketing and distribution expenses	0.3	0.4	0.4
Aircraft and engine variable lease expenses	0.3	0.4	0.3
Maintenance expenses	0.3	0.3	0.3
Other operating expenses	0.1	0.2	0.4
Depreciation and amortization	0.2	0.2	0.3
Total operating expenses, net	6.4	7.9	7.8

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

Despite the gradual recovery we saw in ASMs and route operation during 2023, a resurgence of COVID-19 may have a negative impact on our financial condition and results of operations as a result of the following indicators:

●	an increase in COVID-19 infection rates could lead Mexico and the countries in which we operate to return to partial or total lockdowns, which would most likely result in a decrease in demand for our flights and aircraft utilization rate and, consequently, a decrease in our total operating revenues and a cost increase;
●	volatility in the international capital markets could result in (i) the fall of stock prices, including the price of our stock and (ii) financial losses associated with our financial portfolio, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;
●	if our revenues decrease for a significant portion of time, we may have less cash available to meet our obligations under our aircraft and engine lease agreements and additional sources of financing may be difficult to obtain at favorable rates;
●	even after the COVID-19 pandemic eased, there is a risk that we will experience reduced demand in the near to mid-term due to the potential economic impact of the pandemic on the travel industry (business and leisure) and on our customers, as well as customer health concerns about the safety of air travel.

Continued conflict between Russia and Ukraine and the conflict in the Middle East. Following the recent geopolitical crisis in Eastern Europe, on February 21, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. The next day, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with fuel prices surging to their highest level since 2008 amid global concerns on the commodity supply, affecting costs for the aviation industry in 2022. However, according to IATA, as of 2023, the war in Ukraine has not yet significantly impacted the profitability of most airlines. Nonetheless, if the conflict continues to escalate, it holds the potential for adverse effects on the global aviation industry. Political conflicts are already impacting global trade and could potentially lead to a downturn in aviation.

Moreover, the recent escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, has heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil has surged to over U.S. $90 per barrel reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices, which has been observed over the past months, poses a significant risk to the aviation industry.

The Iran-Israel conflict has broader implications beyond the immediate region, and the tensions between these two nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 38% of our total operating expense in 2023, and continued volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, results of operations and financial condition.

The sensitivity analysis provided below presents the impact of a change of U.S. $0.01 per gallon in fuel market spot price in our financial performance. Considering these figures, an increase of U.S. $0.01 per gallon in the fuel prices during 2022 and 2023 would have impacted our operating expenses in U.S. $3,399 thousand and U.S. $3,719 thousand, respectively.

	For the years ended December 31,
	2022	2023
	Operating costs	Operating costs

	(In thousands of U.S. dollars)
+ U.S. $0.01 per gallon	3,399	3,719
- U.S. $0.01 per gallon	(3,399)	(3,719)

We have been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

We cannot assure that this macroeconomic disruption would not adversely affect our financial performance since we can neither control nor accurately predict the performance of fuel prices in the global markets or its availability in the airports in which we operate. Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating expenses and on our business, results of operations and financial condition.

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

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 2.3% per year for the next ten years according to the Mexican Central Bank, which is in line with the expected annual growth for the United States during the same period as reported by the U.S. Federal Reserve. See “Key Information—Risk Factors—Risks Related to the Airline Industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition” for more recent information on the impact of COVID-19 on Mexico’s future macroeconomic condition.

In terms of population dynamics as of 2020, the INEGI intercensal survey revealed that approximately 34% of the Mexican population was under 20 years of age. This presents a favorable outlook as it provides a solid foundation for potential passenger growth. Furthermore, the inflation rate in Mexico in 2023 was 4.66%, based on data from the INEGI. Despite this inflation rate, as of December 31, 2023, Mexico’s international reserves were U.S. $212.8 billion.

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities and related services, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships and frequent flier programs and redemption opportunities. Our current and potential competitors include traditional legacy airlines, low-cost carriers, regional airlines and new entrant airlines, such as New Mexicana de Aviación. We typically compete in markets served by legacy carriers and other low-cost carriers, and, to a lesser extent, regional airlines. Some of our current or future competitors may have greater liquidity and access to capital and may serve more routes than we do.

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among Latin American publicly traded airlines. In 2023, our CASM was U.S. $7.81 cents, compared to an average non-stage length adjusted CASM of U.S. $10.90 cents for the other Latin American publicly traded airlines, including Azul, Copa, and Gol. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, American, Delta, JetBlue, Southwest, Frontier, Spirit, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.49 cents in 2023.

Our main competitors in Mexico are Grupo Aeroméxico and VivaAerobus. Internationally, we compete with Grupo Aeroméxico, VivaAerobus and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, VivaAerobus and LATAM.

In 2023, the two Mexican ultra low-cost carriers, Volaris and Viva Aerobus, held 71.5% of the domestic market based on passenger flight segments. Volaris had 38.3% of the domestic market, according to the AFAC.

As of December 31, 2023, the number of commercial aircraft in service in Mexico increased to 368, as compared to 358 as of December 31, 2022, according to AFAC. This 3% increase was comprised mainly of narrow body aircraft, including 52 Airbus A320neos, 66 Airbus A320s, 45 Boeing 737s, 50 Airbus A321neos and 20 Airbus A321s.

On June 30, 2020, Grupo Aeroméxico, announced that it was filing for Chapter 11 bankruptcy protection in the United States. On March 17, 2022, Grupo Aeroméxico announced that it had concluded its restructuring process. As of December 31, 2023, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 105 and 40 aircraft, respectively, as compared to 102 and 42, respectively, as of December 31, 2022.

In addition, Interjet has been unable to resume international flights since suspending the routes in March 2020. Interjet’s fleet decreased from three aircraft as of December 31, 2020 to zero as of December 31, 2021, according to information published by the AFAC. Interjet has not operated any domestic flights since December 2020. In April 2023, Interjet declared bankruptcy in Mexico.

VivaAerobus, our largest competitor by domestic market share in 2023, has increased its fleet from 66 as of December 31, 2022 to 80 as of December 31, 2023, according to AFAC.

As of 2023, our international market share considering all airlines flying internationally to and from Mexico, increased 1.2pp to 11.4%, compared to our market share as of December 2022.We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There is a large bus industry in Mexico, with total passenger segments of approximately 3.0 billion in 2022, of which approximately 81.3 million were executive and luxury passenger segments, according to the SICT in Mexico and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. There are limited passenger rail services in Mexico.

Our main competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska, American, Delta and United. We reached 48.1% market share on the routes that we operate and 14.1% market share considering all routes between Mexico and the United States in 2023, according to the AFAC.

Seasonality and Volatility. Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. We generally expect demand to be greater during the summer, during December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. Our business is also volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, health outbreaks, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, weather and other factors have resulted in significant fluctuations in our revenues and results of operations in the past. We believe, however, that demand for business travel historically has been more sensitive to economic pressures than demand for low-price leisure and VFR travel, which are the primary markets we serve.

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, and accounted for 34%, 46%, and 38% of our total operating expenses for 2021, 2022, and 2023 (including derivative and non-derivative financial instruments for 2021), respectively. Fuel availability and pricing are subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor predict. For 2024, we expect the fuel prices to remain volatile due to uncertainties regarding the political and macroeconomic environment.

During the years ended December 31, 2021, 2022 and 2023, we did not enter into new hedging positions for Jet Fuel.

Our fuel cost is referenced mainly to Platts US Gulf Coast and Platts US West Coast, which are the crudes utilized to determine the cost of the fuel provided by most of our suppliers. As of December 31, 2023, we purchase all domestic fuel under the ASA fuel service contract, and our international fuel under the World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

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

As of December 31, 2021, our net monetary liability position denominated in U.S. dollars was U.S. $1.6 billion. As of December 31, 2022, and 2023, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion and U.S. $0.2 billion, respectively. In 2021, due to the appreciation or depreciation of the peso against the U.S. dollar, our net monetary liability position denominated in U.S. dollars resulted in a foreign exchange loss, net of U.S. $124.2 million. In 2022 and 2023, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million and U.S. $(34.1) million, respectively.

As of December 31, 2021, due to the change in functional currency from the Mexican peso to the U.S. dollar, hedging strategies were no longer effective and accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of U.S. $109 million was reclassified to the consolidated statements of operations, which represented a loss within the foreign exchange (loss) gain, net caption. See Item 3: “Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.”

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

Due to the young age of our fleet, 5.7 years on average as of December 31, 2023, maintenance expense in 2021, 2022, and 2023, remained relatively low. For the years ended December 31, 2021, 2022 and 2023, we capitalized major maintenance events as part of leasehold improvements to the flight equipment in the amount of U.S. $85.9 million, U.S. $138.8 million, and U.S. $139.8 million, respectively. For the years ended December 31, 2021, 2022, and 2023, the amortization of these deferred major maintenance expenses was U.S. $40.7 million, U.S. $83.1 million, and U.S. $114.9 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “Other Accounting Polices and Estimates.” In 2021, 2022, and 2023 total maintenance expenses amounted to U.S. $96.3 million, U.S. $97.8 million, and U.S. $98.4 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period. However, we estimate that based on our scheduled maintenance events, current major maintenance expense and maintenance-related amortization expense will be approximately U.S. $239.4 million and U.S. $158.3 million, respectively, in 2024.

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

Ramp-up Period for New Routes. We opened six new routes, 25 new routes, and 58 new routes during 2021, 2022, and 2023, respectively. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

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

Return obligations.

The aircraft and engine lease agreements require specific return conditions, which are described as follows:

a)

Dismantling and removing the underlying asset to meet the conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease. These costs are initially recognized at present value as part of the cost of right-of-use assets.

b)

Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. We estimate the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

As a result of aircraft and engine lease extension agreements entered into during the year ended December 31, 2023, we reassessed our return liabilities, which were presented as aircraft and engines variable lease expenses in our consolidated statements of operations. For the years ended December 31, 2021, 2022 and 2023 we recorded redelivery expenses of U.S. $83.4 million, U.S. $124.5 million, and U.S. $103.8 million, respectively.

Other Accounting Policies and Estimates

Other accounting policies and estimates used in the preparation of our Consolidated Statement Financial Position and Consolidated Statement of Operations are presented as follows:

Aircraft Maintenance Deposits Paid to Lessors. Some of our lease agreements provide that we pay maintenance deposits or supplement rent to aircraft lessors to be held as collateral in advance of our performance of major maintenance activities. Maintenance deposits are held as collateral in cash. These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft and engines. We paid U.S. $78.7 million, U.S. $63.8 million, and U.S. $52.6 million, in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2021, 2022, and 2023 respectively.

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

Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made. When it is not probable that we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent. We expensed U.S. $38.2 million in 2021, U.S. $48.2 million in 2022, and U.S. $83.5 million in 2023, of maintenance deposits as supplemental rent.

As of December 31, 2021, 2022 and 2023 we had prepaid maintenance deposits of U.S. $425.4 million, U.S. $441.1 million, and U.S. $417.1 million, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the year ended December 31, 2021, we extended the lease period for aircraft and engines, through lease agreements for 15 aircraft and three engines. During the year ended December 31, 2022, we extended the lease period for aircraft and engines, through lease agreements for five aircraft and two engines. During the year ended December 31, 2023, we extended the lease period for aircraft and engines, through lease agreements for nine aircraft and six engines.

During the year ended December 31, 2022, and 2023, we added 18 and 13 net new aircraft to our fleet, respectively. The lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

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

In 2021, 2022, and 2023, we capitalized costs of major maintenance events of U.S. $85.9 million, U.S. $138.8 million, and U.S. $139.8 million, respectively and we recognized amortization expenses of U.S. $40.7 million, U.S. $83.1 million, and U.S. $114.9 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations.

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

During 2021, 2022, and 2023, we amortized a corresponding benefit from these credit notes of, U.S. $0.2 million, U.S. $0.7 million and U.S. $0.5 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

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

During the years ended December 31, 2021, 2022, and 2023, we sold and transferred aircraft and engines to third parties, giving rise to a gain of U.S. $9.7 million, U.S. $21.2 million, and U.S. $8.3 million, respectively, that was recorded as other operating income in the consolidated statements of operations.

During the year ended December 31, 2011, we entered into aircraft and spare engine sale and leaseback transactions, which resulted in a loss of U.S. $1.5 million. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. For the years ended December 31, 2021, we amortized a loss of U.S. $0.1 million as additional aircraft rental expense. During the year ended December 31, 2022 and 2023, we did not amortize any losses.

Share-based payments

Long Term Incentive Plan (LTIP)

- Share purchase plan (equity-settled)

Certain key employees receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, considering the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

- SARs plan (cash settled)

We granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, considering the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

Management incentive plan (“MIP”)

- MIP I

Certain key employees receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period. The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, we granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, considering the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share-based payment”.

In April 2018, the Board of Directors authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them. In April 2023, the Company’s Annual General Shareholders’ Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan.

Additional details of these plans can be consulted in note 18 to the Consolidated Financial Statements, included in this document. (Exhibit 17 and 18)

Derivative and Non-Derivative Financial Instruments and Hedge Accounting

We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted daily, based on the fair value of the derivative position. As of December 31, 2023, we did not have any collateral recorded as a guaranteed deposits associated with jet fuel hedges.

(i)

Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2021, 2022, and 2023 (including derivative and non-derivative financial instruments for 2021), represented 34%, 46%, and 38% of our operating expenses, respectively.

During the years ended December 31, 2021, 2022, and 2023, we did not enter into derivative financial instruments to hedge our jet fuel exposure.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the reference utilized to determine the cost of the fuel provided by our suppliers.

During the year ended December 31, 2020, the US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options were designated to hedge approximately 3% of our 2021 fuel consumption, as well as US Gulf Coast fuel 54 Asian call options to hedge approximately 3% of projected fuel consumption for 2021.

We apply IFRS 9, which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 allows us to separate the intrinsic value and time value of a derivatives contract and to designate as the hedging instrument only the change in the intrinsic value of the contract. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel derivatives contracts are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income, or OCI, and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9. The hedged item (jet fuel consumption) contracted by us represent a non-financial asset (energy commodity), which is not in our inventory. Instead, it is directly consumed by our aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories. Rather, it is initially accounted for in our OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). As of January 2015, we began to reclassify these amounts (previously recognized as a component of equity) to our consolidated statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein.

All of our Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2021, 2022 and 2023.

During the year ended December 31, 2021, the net cost of these options recycled to our fuel cost totaled U.S. $0.6 million.

During the years ended December 31, 2021, 2022 and 2023, there was no cash flow to recycle for the Zero-Cost collar position.

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

During the years ended December 31, 2021, 2022 and 2023, the Company did not enter into foreign currency derivative contracts.

Our foreign exchange exposure as of December 31,2021, was a net liability position of U.S. $1.6 billion. As of December 31, 2022 and 2023, our foreign exchange exposure also was a net liability position of U.S.$0.2 billion and U.S. $0.2 billion, respectively, primarily denominated in Mexican Pesos.

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

Regarding the foreign currency risk since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using non derivative financial assets and liabilities denominated in U.S. dollar as hedging instruments. As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the U.S. dollar, we concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinuation of the hedge relationships. Accordingly, the cash flow hedge reserve in other comprehensive income at the date of the change of U.S. $109 million was reclassified to the consolidated statement of operations, which represented a loss within the foreign exchange gain (loss), net caption.

See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the peso could adversely affect our business, results of operations, financial condition and prospects.”

(iii)

Interest Rate Risk. Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.75 billion (U.S. $133.6 million based on an exchange rate of Ps.20.58 to U.S. $1 on December 31, 2021) and a fair value of U.S. $1.4 million. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate caps with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate caps with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. These instruments are included as assets in our consolidated statements of financial position.

The table below presents the payments required by our financial liabilities:

	Within one	One to five
	Year	Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	157,318	151,322	308,640
Asset backed trust notes	44,396	143,054	187,450
Other financing agreements	12,157	140,906	153,063
Total	213,871	435,282	649,153

Deferred Taxes.

Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. As of December 31, 2021, 2022, and 2023, we had tax loss carry-forwards amounting to U.S. $16.3 million, U.S. $127.9 million, U.S. $131.2 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the year ended December 31, 2021, 2022 and 2023, we used tax-loss carry-forwards of U.S. $94.5 million, U.S. $4.0 million and U.S. $15.5 million, respectively.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2021, 2022 and 2023, we generated tax (loss) profit of U.S. $(32) thousand, U.S. $(10) thousand and U.S. $623 thousand respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the year ended December 31, 2021, we generated a net operating loss of U.S. $5.9 million, for which have not been recognized as deferred tax assets. For the year ended December 31, 2022, we generated a net operating gain of U.S. $3.9 million for which have not been recognized as deferred tax assets. For the year ended December 31, 2023, we generated a net operating loss of U.S. $9.5 million, for which have not been recognized as deferred tax assets.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the year ended December 31, 2021, we generated a net operating loss of U.S. $2.6 million. For the years ended December 31, 2022 and 2023, we generated a net operating gain for an amount of U.S. $17.1 million and U.S. $3.2 million, respectively.

Impairment of Long-Lived Assets. The carrying value of flight equipment, furniture, and equipment and right of use assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

We have identified one Cash Generating Unit (CGU), which includes the long-lived assets and the entire fleet, including right-of-use assets and flight equipment. We assess at each reporting date, whether there is objective evidence that long-lived assets and the entire fleet, including right-of-use assets and flight equipment are impaired in the CGU. We record impairment charges in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the year ended December 31, 2023, we performed an impairment test on our only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 13% (pre-tax of 17.3%) and a long-term growth rate of 2.16%. We concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2022 and 2021, we evaluated through an analysis if there were signs of impairment in its long- lived assets and right- of use assets, and according to the result, we concluded there were no signs of impairment.

Allowance for Expected Credit Losses. An allowance for expected credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2021, 2022, and 2023 the allowance for credit losses were U.S. $0.8 million, U.S. $1.7 million, and U.S. $1.3 million, respectively.

Operating Revenues

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation

	(In thousands of dollars, except for %)
Operating Revenues
Passenger revenues:
Fare revenues	1,661,176	1,650,287	(10,889)	(0.7)%
Other passenger revenues	1,078,251	1,473,237	394,986	36.6%
Non-passenger revenues:
Other non-passenger revenues	92,977	115,424	22,447	24.1%
Cargo	14,786	20,025	5,239	35.4%
Total operating revenues	2,847,190	3,258,973	411,783	14.5%
Operating Data
Capacity (in ASMs in thousands)	35,280,830	38,890,127	3,609,297	10.2%
% Load factor booked	86%	86%		0.4	pp
Booked passengers (in thousands)	31,051	33,497	2,446	7.9%
Average passenger revenue per booked passenger	54	49	(5)	(9.3)%
Average other passenger revenue per booked passenger	35	44	9	25.7%
Average total ancillary revenue per booked passenger	38	48	10	26.3%
Revenue passenger miles (RPMs in thousands)	30,191,210	33,448,937	3,257,727	10.8%

Fare revenues. The 0.7% decrease in fare revenues in 2023 was primarily driven by 9.3% decrease in the average fare revenue per booked passenger, partially offset by a 7.9% increase in booked passengers. Additionally, during 2023, ASM capacity increased in response to passenger demand in our markets.

Other passenger revenues. The 36.6% increase in other passenger revenues in 2023 was primarily driven by a higher volume of passengers opting to purchase additional services and dynamic pricing in ancillaries compared to 2022. Additionally, new products and initiatives were implemented to increase the sales of ancillary revenues.

Other non-passenger revenues. The 24.1% increase in other non-passenger revenues in 2023 was primarily driven by higher revenues, mainly from our affinity credit card commissions. The remainder of the increases was attributable to various other services, including advertising spaces to third parties, trip insurance revenues, vacations packages among others compared to 2022.

Cargo. The 35.4% increase in cargo revenues in 2023 was primarily due to a higher volume of cargo operations recorded as compared to 2022.

2021 compared to 2022

	For the years ended December 31,
	2021	2022	Variation

	(In thousands of dollars, except for %)
Operating Revenues
Passenger revenues:
Fare revenues	1,265,980	1,661,176	395,196	31.2%
Other passenger revenues	866,944	1,078,251	211,307	24.4%
Non-passenger revenues:
Other non-passenger revenues	76,872	92,977	16,105	21.0%
Cargo	11,882	14,786	2,904	24.4%
Non-derivative financial instruments	(21,378)	—	21,378	n/a
Total operating revenues	2,200,300	2,847,190	646,890	29.4%
Operating Data
Capacity (in ASMs in thousands)	28,096,701	35,280,830	7,184,129	25.6%
%Load factor booked	85%	86%		1.0	pp
Booked passengers (in thousands)	24,405	31,051	6,646	27.2%
Average passenger revenue per booked passenger	53	54	1	1.9%
Average other passenger revenue per booked passenger	36	35	(1)	(2.8)%
Average total ancillary revenue per booked passenger	39	38	(1)	(2.6)%
Revenue passenger miles (RPMs in thousands)	23,802,381	30,191,210	6,388,829	26.8%

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

Operating Expenses, net

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation

	(In thousands of dollars, except for %)
Other operating income	(25,066)	(54,710)	(29,644)	118.3%
Fuel expense	1,299,254	1,165,078	(134,176)	(10.3)%
Landing, take-off and navigation expenses	379,108	503,366	124,258	32.8%
Salaries and benefits	283,089	386,723	103,634	36.6%
Depreciation of right of use assets	320,443	362,015	41,572	13.0%
Sales, marketing and distribution expenses	124,287	167,341	43,054	34.6%
Depreciation and amortization	97,486	134,296	36,810	37.8%
Other operating expenses	102,585	169,864	67,279	65.6%
Aircraft and engine variable lease expenses	124,532	103,845	(20,687)	(16.6)%
Maintenance expenses	97,783	98,445	662	0.7%
Total operating expenses, net	2,803,501	3,036,263	232,762	8.3%

Total operating expenses, net increased 8.3% in 2023 primarily attributed to the growth of our operations and other contributing factors described below.

Other Operating Income. The U.S. $29.6 million, or 118.3%, increase in other operating income in 2023 was primarily due to the compensation from the engines manufacturer recorded in the period and sale and leaseback gains.

Fuel Expense. The 10.3% decrease in fuel expense in 2023 was primarily attributed to an 18.0% decrease in the average economic fuel cost per gallon, partially offset by a 9.5% increase in the gallons of fuel consumed as compared to 2022.

Landing, Take-off and Navigation Expenses. The 32.8% increase in landing, take-off, and navigation expenses in 2023 was primarily driven by a 4.3% rise in total departures and a 7.9% increase in passengers as compared to 2022. The rise in operational indicators, particularly in the international market, resulted in increased landing, take-off, and navigation expenses.

Depreciation of Right of Use Assets. The 13.0% increase in depreciation of right-of-use assets in 2023 was primarily attributed to the expansion of our fleet, incorporating 13 new aircraft.

Salaries and Benefits. The 36.6% increase in salaries and benefits in 2023 was primarily driven by the appreciation of the Mexican Peso, and the annual rise in salaries compensation and higher variable compensation resulting from the performance-based structure for our workforce due to increased operational activity. This increase was partially offset by a decrease in the total number of employees. See Item 6: “Directors, Senior Management and Employees.”

Sales, Marketing and Distribution Expenses. The 34.6% increase in sales, marketing, and distribution expenses during 2023 was primarily driven by higher marketing expenses, sales commissions, and distribution expenses, aimed at bolstering our total operating revenue growth. Furthermore, increased investments were directed towards marketing and distribution efforts to enhance the promotion of our other passenger revenues and non-passenger revenues.

Maintenance Expenses. The 0.7% increase in maintenance expenses in 2023 was driven by routine maintenance activities carried out during the year attributable from higher average fleet size.

Aircraft and Engine Variable Lease Expenses. The 16.6% decrease in aircraft and engine variable expenses in 2023 was primarily attributed to lower redelivery costs resulting from the remeasurement of aircraft and engine lease extension agreements recorded during 2023.

Other Operating Expenses. The 65.6% increase in other operating expenses in 2023 was primarily driven by administrative and operational support expenses, accounting for 65% of this category. This increase includes higher travel and per diem expenses for our crew, as well as a rise in technology and communication expenses compared to the previous year.

Depreciation and Amortization. The 37.8% increase in depreciation and amortization in 2023 was primarily due to higher amortization of major maintenance events associated with the aging of our fleet. The cost of these major maintenance events is accounted for under the deferral method. In 2022 and 2023, we recorded amortization of major maintenance leasehold improvements amounting to U.S. $83.1 million and U.S. $114.9 million, respectively.

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

Operating Results

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation

	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	2,847,190	3,258,973	411,783	14.5%
Total operating expenses, net	2,803,501	3,036,263	232,762	8.3%
Operating income	43,689	222,710	179,021	409.8%

Operating income. As a result of the factors outlined above, our operating income increased from U.S. $43.7 million in 2022 to U.S. $222.7 million in 2023.

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

Financial Results

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation

	(In thousands of dollars, except for %)
Financing results
Finance income	12,902	38,222	25,320	196.2%
Finance cost	(192,535)	(219,343)	(26,808)	13.9%
Foreign Exchange gain (loss), net	3,581	(34,147)	(37,728)	n/a
Total financing results	(176,052)	(215,268)	(39,216)	22.3%

Total Financing Results. The 22.3% increase in our total financing loss in 2023 was primarily due to higher financial cost related to aircraft and engine lease agreements, as well as an increase in foreign exchange losses recorded during the year compared to 2022.

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

Income Tax Expense and Net Income

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation

	(In thousands of dollars, except for %)
(Loss) income before income tax	(132,363)	7,442	139,805	n/a
Income tax benefit	52,139	377	(51,762)	(99.3)%
Net (loss) income	(80,224)	7,819	88,043	n/a

During the years ended December 31, 2022 and 2023, we recorded an income tax benefit of U.S. $52.1 million and U.S. $0.4 million, respectively. As of December 31, 2023, our tax loss carry-forwards amounted to U.S. $131.2 million (compared to U.S. $127.9 million as of December 31, 2022).

During the year ended December 31, 2022, we utilized U.S. $4.0 million in available tax loss carry-forwards, while in 2023, the utilization increased to U.S. $15.5 million. The effective tax rate for 2022 was 39.4%, whereas in 2023, it was (5.1%).

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

Selected Consolidated Financial Information and Operating Data

The following tables summarize selected financial and operating data for our business for the periods presented. You should read this selected consolidated financial data in conjunction with our audited consolidated financial statements, including the related notes thereto, included elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS.

We derived the selected consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023, and the selected consolidated statements of financial position data as of December 31, 2022 and 2023, from our audited financial statements included in this annual report. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of the results to be expected in the future.

	As of and for the Years ended December 31,
	2021	2022	2023

	(in thousands of dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Operating revenues:
Passenger revenues:
Fare revenues	1,265,980	1,661,176	1,650,287
Other passenger revenues	866,944	1,078,251	1,473,237
Non-passenger revenues:
Other non-passenger revenues	76,872	92,977	115,424
Cargo	11,882	14,786	20,025
Non-derivative financial instruments	(21,378)	—	—
	2,200,300	2,847,190	3,258,973
Other operating income	(10,758)	(25,066)	(54,710)
Fuel expense, net	609,390	1,299,254	1,165,078
Landing, take-off and navigation expenses	296,831	379,108	503,366
Salaries and benefits	239,215	283,089	386,723
Depreciation of right of use assets	269,351	320,443	362,015
Sales, marketing and distribution expenses	96,705	124,287	167,341
Depreciation and amortization (2)	57,049	97,486	134,296
Other operating expenses	65,858	102,585	169,864
Aircraft and engine variable lease expenses	83,373	124,532	103,845
Maintenance expenses (1)	96,256	97,783	98,445
	1,803,270	2,803,501	3,036,263
Operating income	397,030	43,689	222,710
Finance income	3,531	12,902	38,222
Finance cost	(139,374)	(192,535)	(219,343)
Foreign exchange (loss) gain, net	(124,161)	3,581	(34,147)
Income (loss) before income tax	137,026	(132,363)	7,442
Income tax (expense) benefit	(30,573)	52,139	377
Net income (loss)	106,453	(80,224)	7,819
Weighted average shares outstanding:
Basic	1,152,256,138	1,155,029,942	1,152,609,485
Diluted	1,165,612,152	1,165,135,294	1,165,450,734
Earnings (loss) per share Basic (3)	0.09	(0.07)	0.01
Earnings (loss) per share Diluted (3)	0.09	(0.07)	0.01
Earnings (loss) per ADS Basic (4)	0.92	(0.69)	0.07
Earnings (loss) per ADS Diluted (4)	0.91	(0.69)	0.07
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash, cash equivalents and restricted cash	741,122	711,853	774,154
Short-term investments	—	—	15,265
Accounts receivable, net	106,084	240,126	250,599
Guarantee deposits-current portion	78,990	64,357	147,836
Total current assets (9)	978,980	1,066,078	1,247,647
Total assets	3,984,568	4,467,653	5,145,972
Total current liabilities	1,251,534	1,419,740	1,621,583
Total non-current liabilities	2,419,897	2,813,176	3,281,795
Total liabilities	3,671,431	4,232,916	4,903,378
Capital stock	248,278	248,278	248,278
Total equity	313,137	234,737	242,594

CONSOLIDATED STATEMENT OF CASH FLOW DATA
Net cash flows provided by operating activities	785,356	613,602	729,825
Net cash flow used in investing activities	(134,645)	(130,694)	(462,044)
Net cash flow used in financing activities	(435,184)	(513,088)	(214,386)

OPERATING DATA (7) (8)
Aircraft at end of period	101	117	129
Average daily aircraft utilization (block hours)	12.53	13.28	13.37
Average daily aircraft utilization (flight hours)	10.77	11.29	11.37
Average pesos/U.S. dollar exchange rate	20.28	20.12	17.76
End of period pesos/U.S. dollar exchange rate	20.58	19.36	16.89
Airports served at end of period	69	72	71
Departures (5)	153,913	193,050	201,376
Passenger flight segments (thousands) (5)	22,560	29,064	31,537
Booked passengers (thousands) (5)	24,405	31,051	33,497
Revenue passenger miles (RPMs) (thousands) (5)	23,802,381	30,191,210	33,448,937
Available seat miles (ASMs) (thousands) (5)	28,096,701	35,280,830	38,890,127
Load factor (6)	85%	86%	86%
Average fare revenue per booked passenger (6) (11)	52	54	49
Average other passenger revenue per booked passenger (5) (7) (11)	36	35	44
Total ancillary revenue per booked passenger (5) (7) (11)	39	38	48
Total operating revenue per ASM (TRASM) (cents) (5) (7) (11)	7.9	8.1	8.4
Passenger revenue per ASM (RASM) (cents) (5) (7) (11)	4.5	4.7	4.2
Operating expenses per ASM (CASM) (cents) (5) (7) (11)	6.4	7.9	7.8
CASM ex fuel (cents) (5) (7) (11)	4.2	4.3	4.8
Fuel gallons consumed (thousands)	273,515	340,053	372,195
Average economic fuel cost per gallon USD (7)	2.3	3.8	3.1
Average of employees per aircraft at end of period (10)	63	60	54
(1)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”

(2)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)

Basic and diluted earnings per share amounts are calculated by dividing the net (loss), income, for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares in accordance with IAS 33 “Earnings per share.”

(4)

The basis used for the computation of the information is to multiply the earnings per basic and diluted share obtained pursuant to footnote (3) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.

(5)	Includes scheduled and charter.
(6)	Includes scheduled.
(7)	Excludes non-derivative financial instruments.
(8)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(9)	See detail of other current assets in Item 17: “Financial Statements”.
(10)	Traffic agents are considered on a 60% FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.
(11)	Non-IFRS financial measure. For more information on the non-IFRS measures, please refer to Key Information Indicator.
B.	Liquidity and Capital Resources Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2021	2022	2023

	(In thousands of dollars)
Net cash flows provided by operating activities	785,356	613,602	729,825
Net cash flows used in investing activities	(134,645)	(130,694)	(462,044)
Net cash flows used in financing activities	(435,184)	(513,088)	(214,386)

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

Our cash, cash equivalents and restricted cash increased by U.S. $62.4 million, from U.S. $711.8 on December 31, 2022 to U.S. $774.2 million on December 31, 2023. As of December 31, 2023, our credit lines total U.S. $1,388.8 million, of which U.S. $960.9 million were related to financial debt (U.S. $228.4 million were undrawn) and U.S. $427.9 million were related to letters of credit (U.S. $178.8 million were undrawn). As of December 31, 2023, we had available lines of credit of U.S. $407.2 million. As of December 31, 2022, our credit lines total U.S. $859.1 million, of which U.S. $701.2 million were related to financial debt (U.S. $390.3 million were undrawn) and U.S. $157.9 million were related to letters of credit (U.S. $16.1 million were undrawn). As of December 31, 2021, our credit lines totaled U.S. $483.4 million, of which U.S. $338.5 million were related to financial debt of which (U.S. $9.7 million were undrawn) and U.S. $144.9 million were related to letters of credit (U.S. $23.2 million were undrawn).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides for guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties, and credit risk. As of December 31, 2023, 85% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars while 13% were denominated in pesos. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We primarily rely on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities amounted to U.S. $613.6 million and U.S. $729.8 million in 2022 and 2023, respectively. The increase in our net operating cash flows is primarily attributable to higher net income and other operating cash flows related to recoverable and prepaid expenses, as well as suppliers.

Net cash flows provided by operating activities totaled U.S. $785.3 million and U.S. $613.6 million in 2021 and 2022, respectively. Our net operating cash flows decreased primarily due to the loss before income tax recorded during 2022, which was partially offset by higher operating cash flows related to the unearned transportation revenue, and the accounts receivables.

Net cash flows used in investing activities. During 2023, our net cash flow used in investing activities totaled U.S. $462.0 million. This primarily consisted of acquisitions of rotable spare parts, furniture, and equipment of: (i) U.S. $480.8 million (which included investments of U.S. $147.7 million in major maintenance events, U.S. $102.7 million in rotable spare parts and U.S. $230.4 million in aircraft pre-delivery payments), (ii) U.S. $10.4 million in intangible assets acquisitions and (iii) U.S.$17.0 million in other investments. These investments were partially offset by pre-delivery payment reimbursements of U.S. $45.1 million and other minor proceeds of U.S. $1.1 million.

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

Net cash flow used in financing activities. During 2023, net cash flows used in financing activities totaled U.S. $214.4 million which primarily consisted of : (i) lease liabilities payments of U.S. $529.1 million (aircraft and spare engines rent payments), (ii) financial debt payments of U.S. $97.9 million, (iii) interest expenses of U.S. $37.2 million, (iv) treasury shares purchase of U.S. $3.0 million, (v) expenses related to the offering of U.S. $2.5 million and (vi) other financial instruments of U.S. $1.5 million. These outflows were partially offset by proceeds from financial debt under our asset-backed trust notes (CEBUR) of U.S. $85.1 million and the proceeds from our financial debt of U.S. $371.7 million.

During 2022, net cash flows used in financing activities totaled U.S. $513.0 million, which consisted primarily in payments of lease liabilities of U.S. $449.0 million (aircraft and spare engines rent payments), payments of financial debt of U.S. $196.6 million, payments of interest expenses of U.S. $17.6 million and treasury shares purchase of U.S. $5.2 million; which were partially offset by proceeds from financial debt (working capital) of U.S. $17.5 million and the proceeds from our financial debt of U.S. $137.9 million related to our revolving credit facility with Santander and Bancomext.

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

Loan Agreements

A revolving credit facility with Santander and Bancomext, was signed on July 27, 2011, as amended and restated on August 1, 2013, and as further amended on February 28, 2014, and November 27, 2014, under which we were a guarantor, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. On August 25, 2015, we entered into an additional amendment to such loan agreement to finance pre-delivery payments of additional A320 aircraft. In November 2016, we entered into an additional amendment to such loan agreement to finance the pre-delivery payments for the remaining A320 aircraft under the Airbus purchase agreement. In December 2017, we entered an additional amendment to extend the term of the loan agreement to November 2021. In November 2018, we entered an amendment to extend the term of the loan agreement to May 2022. Finally, we entered into one further amendment to this loan agreement in October 2020 to extend the term to October 2022.

The aggregate principal amount of this revolving line was for up to U.S. $183.0 million, of which U.S. $103.7 million were provided by Santander and U.S. $79.3 million by Bancomext. This revolving credit facility accrued an annual interest at three-month LIBOR plus a spread of 260 basis points. As of October 2022, this credit line expired.

A revolving credit facility with Santander and Bancomext, was signed on June 8, 2022, under which we are a guarantor, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. This revolving credit facility matures on June 8, 2027, and bears an annual interest rate at three-month SOFR plus a spread of 298 basis points and a five basis points adjustment linked to sustainability goals. On August 31, 2023, the interest rate increased by five basis points, with the possibility of reducing the additional rate if the objectives are met in the upcoming years. This revolving credit facility may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

In December 2021, we renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos. The facility had a maturity date of December 31, 2023, with an annual interest rate of TIIE 28 days plus a 240-basis points. As of December 2023, this facility has expired.

In December 2022, we signed a working capital facility with Actinver (“Actinver”) in Mexican pesos, bearing an annual interest rate at TIIE 28 days plus 250 basis points spread. As of December 31, 2023, the facility is not disbursed.

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 19 in the amount of Ps.1.5 billion (U.S. $88.8 million as of December 31, 2023, based on an exchange rate of Ps.16.89 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $177.6 million based on an exchange rate of Ps.16.89 to U.S.$1 on December 31, 2023). The asset-backed trust notes have a five-year maturity annual amortization of Ps.250.0 million, Ps.500.0 million, Ps.500.0 million and Ps.250.0 million (U.S. $14.8 million, U.S. $29.6 million, U.S. $29.6 million and U.S. $14.8 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023), in 2021, 2022, 2023 and 2024, respectively, with a floating coupon rate of TIIE 28 plus 175 basis points.

On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $88.8 million as of December 31,2023 based on an exchange rate of Ps.16.89 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The issuance amount is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $177.6 million as of December 31, 2023 based on an exchange rate of Ps. 16.89 to U.S. $1). With this second issuance the total amount approved for the program has been reached. The asset backed trust notes mature in five years, have principal amortizations of Ps.83.3 million, Ps.500.0 million, Ps.500.0 million and Ps.416.7 million (U.S. $4.9 million, U.S. $29.6 million, U.S. $29.6 million and U.S. $24.7 million as of December 31, 2023, based on an exchange rate of Ps. 16.89 to U.S. $1) in 2023, 2024, 2025 and 2026, respectively, and bear annual interest at TIIE 28 days plus 200 basis points.

The asset backed trust notes issued in 2021 comply with the Sustainability-Linked Bond Principles of 2020, developed by the International Capital Market Association, or ICMA. The notes have Sustainability Objectives, or SPT, for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015 levels. This offering will help us accomplish our long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030, compared to 2015 levels. A feature of the asset backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met for 2022, with the possibility of reducing the additional rate if the 2023 or 2024 targets are met. On September 20, 2023, the interest rate increased by 25 basis points, with the possibility of mitigating the additional rate if goals are met for the incoming years.

On September 28, 2023, the CNBV approved an increase amount of the actual program up to Ps. 5.0 billion (US$296.0 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) with this authorization, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticket VOLARCB23 for Ps.1.5 billion (US$88.8 million, as of December 31, 2023 based on an exchange rate of Ps.16.89 to U.S.$1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The asset backed trust notes have five years maturity annual reduction of Ps.187.5, Ps.750.0 and Ps.562.5 (U.S.$11.1 million, U.S.$44.4 million and U.S.$33.3 million, as of December 31, 2023 based on an exchange rate of Ps.16,89 to U.S.$1) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The asset backed trust notes will start amortizing at the end of the third year.

The facility agreement with JSA International U.S. Holdings, LLC, dated April 1, 2022, provides financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $53.7 million, an annual interest at SOFR plus 300 basis points along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3866 for JSA International U.S. Holdings, LLC with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with GY Aviation Lease 1714 Co. Limited, dated April 1, 2022, provides financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $73.6 million and bearing annual interest of SOFR plus a spread of 425 basis points, along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3855 for GY Aviation Lease 1714 Co. Limited with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with Incline II B Shannon 18 Limited, dated April 13, 2022, provides financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $134.5 million and bearing annual interest of SOFR plus a spread of 390 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3867 for Incline II B Shannon 18 Limited with CIBanco, S.A. Institución de Banca Múltiple.

The facility agreement with Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited, dated July 27, 2022, provides financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this line is for up to U.S. $123.0 million bearing annual interest of SOFR plus a spread of 200 basis points, along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3921 for Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited with CIBanco, S.A. Institución de Banca Múltiple.

Other financing agreements

During 2023, we entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

In September 2023, we entered into financing agreements with Tarquin Limited for the acquisition of engines, bearing an annual interest of 6.20%.

In September 2023, we entered into financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines, bearing an annual interest of 6.20%.

In September and October 2023, we entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines, bearing an annual interest of 7.16%.

In November 2023, we entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines, bearing an annual interest of 6.99%.

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

We own approximately 308 registrations of word mark, unnamed and mixed trademarks, as well as slogans including “Volaris,” “Volaris (y Diseño),” “Innominada (Diseño de Estrella),” “Your name on a plane,” “Precios que te hacen viajar,” “Wanna Save,” “Wanna Travel,” “Want it all,” “Want to Save,” “Want to Travel,” “Quiero Ahorrar,” “Quiero todo,” “Quiero viajar, “Volaris carga,” “Volaris TV,” “Volaris cargo,” “Familia de tarifas Volaris,” “Fare Families Volaris,” “Viajes Volaris,” “www.volaris.com.mx,” “V de Volaris,” “Volaris vive viajando,” “Volaris ponle tu nombre a un avión,” “V con todo,” “La Aerolínea Ecológica,” “El lado V de Volaris,” “Tú Decides,” “Volemos juntos,” “V Fundación,” “Tarifa Limpia,” “Volaris por un Cielo azul,” “#CielitoLimpio,” “Volaris#CielitoLimpio,” “Con Volaris tú pones las promos,” “V. Pass,” “Volemos diferente,” “Hot Tickets,” “Pásate a modo Avión,” “Avión Ayuda Volaris,” “Entre Nubes,” “Menú Entre Nubes,” “Volaris Cargo.” “Deja volar tu antojo,” “Aniversario 16 la promos + reveldes de Volaris,” “Para vivir viajando,” “To live traveling,” “Ya Vas/Volaris,” “Gran venta de aniversario 17 años Volaris,” “Annual Pass,” “Pase Anual,” “Pase Anual de Volaris,” “Annual Pass by Volaris,” “Con Volaris Alcanza Más,” “ZeroV.Club,” “Zero viaja a nuestro precio más bajo,” “Básica la más comprada,” “Plus viaja sin preocupaciones,” “Zero travel at our lowest Price,” “Basic best value,” “Plus worry free,” “Viaja todo lo que puedas,” “Fly as much as you can,” “#AvioncitoVolarisChallehge,”.We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and the countries in which we operate in Central and South America. The validity of the aforementioned trademarks have expiration dates ranging from 2025 to 2032.

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

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2023:

	Contractual Obligations*
	Payments due by Period
		Less than 1			More than
	Total	year	1 to 3 years	3 to 5 years	5 years

	(In thousands of dollars)
Debt(1)	656,223	220,941	243,697	191,585	—
Lease liabilities(2)	2,891,442	372,697	944,918	513,141	1,060,686
Future lease liabilities(3)	1,162,429	19,440	181,599	193,738	767,652
Flight equipment, spare engines and spare parts purchase obligations(4)	6,589,904	280,818	2,119,983	2,175,835	2,013,268
Total future payments on contractual obligations	11,299,998	893,896	3,490,197	3,074,299	3,841,606
(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	These refer to upcoming lease payments in connection with our committed sale and lease back agreements as of December 31, 2023.
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

*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled U.S. $15 million at December 31, 2023.

In 2024, we expect our capital expenditures, including estimated amounts for contractual prices escalations and pre-delivery payments, to be U.S. $400 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

F.	SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM and CASM ex-fuel.

These non-IFRS measures are provided as supplemental information to the financial information presented in this report that is calculated and presented in accordance with IFRS because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the SEC in their entirety for additional information regarding the Company and not to rely on any single financial measure.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the LMV. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 14 members, of which 71% are independent.

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

Name	Age	Title	Alternate*
Brian H. Franke	60	Chairman
Andrew Broderick	39	Director
Harry F. Krensky	60	Independent Director
Marco Baldocchi Kriete	50	Director	Rodrigo Antonio Escobar Nottebohm
Alfonso González Migoya	79	Independent Director
Stanley L. Pace	70	Independent Director
William Dean Donovan	62	Independent Director
Enrique Javier Beltranena Mejicano	61	President, Chief Executive Officer and Director
José Luis Fernández Fernández	64	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	73	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	73	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	56	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	53	Independent Director
Mónica Aspe Bernal	46	Independent Director
*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has served as a member of our board of directors since 2010 and as Chairman of our board of directors since 2020. He is currently a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke is also a member of the board of directors of Frontier Airlines (USA), JetSMART Airlines (South America), APiJET and Cebu Pacific Airlines (Philippines). He previously served on the board of directors of Tiger Airways Holdings (Singapore) from 2008 to 2010 and Tiger Airways Australia from 2009 to 2010 and Lynx Air in 2023. Prior to that, Mr. Franke was vice president of Franke & Company inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a B.S. in Business from the University of Arizona and a M.A. in International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment and Executive Committees.

Andrew Broderick has served as a member of our board of directors since 2023, Mr. Broderick, is a Managing Director of Indigo Partners LLC, a private equity fund focused on air transportation, which he joined in July 2008. He has served on the board of directors of Frontier Airlines Holdings, Inc., an airline based in the United States, since January 2018; JetSMART Airlines SpA, an airline based in Chile, since September 2018; Wizz Air Holdings Plc, an airline based in Europe, since April 2019; and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020; and CleanJoule Inc. since May 2023, a sustainable aviation fuel development company. Additionally, Mr. Broderick serves on various committees of these companies, including finance, sustainability and culture, safety and security, and compensation committees. Prior to joining Indigo, Mr. Broderick was employed at a macroeconomic hedge fund and a stock-option valuation firm. Mr. Broderick holds a B.S. in Economics and a B.A. in Spanish from Arizona State University and a Masters of Business Administration from the Stanford Graduate School of Business.

Harry F. Krensky is a co-founder of the Company and has served as a member of our board of directors since our establishment in 2005 and member of our corporate governance committee since 2023. He is also a member of the board of directors of Traxion, MasAir, Merited and Kidzania. Mr. Krensky is founder and managing partner of the private equity firm Discovery Americas, through which he evaluates risk and opportunities of investment decisions. Previously, he was a founder of emerging market hedge fund managers Discovery Capital Management and Atlas Capital Management, and a founder of Deutsche Bank’s emerging market hedge fund. Mr. Krensky holds a B.A. in Government from Colby College, a MSc from the London School of Economics and Political Science and a M.B.A. from the Columbia University Graduate School of Business.

Marco Baldocchi Kriete has served as a member of our board of directors since 2020, previously serving as an interim director since July 2019. Previously serving as our alternate director since 2010. Mr. Baldocchi currently serves as chief executive officer of Centroamérica Comercial, S.A. de C.V., a high-growth retail company operating more than 500 locations in Central America, Colombia and Peru. Mr. Baldocchi was an independent director of Avianca Holdings, S.A. (formerly Avianca Taca Holdings, S.A.) from 2010 to 2014. He was a founding member of Transactel Inc. and a member of the board of directors of Banco Agricola from 2003 to 2007. He also serves on the boards of other aviation-related companies, such as Aeromantenimiento in El Salvador. Mr. Baldocchi holds a master’s degree in business administration from the Kellogg School of Management and a bachelor’s degree in economics from Vanderbilt University.

Alfonso González Migoya has served as a member of our board of directors since 2014. He previously served as Chairman of our board of directors from 2014 to 2020. He is also a member of the board of directors of FEMSA, Coca Cola FEMSA and Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), among others. Mr. Gonzalez previously served as chief executive officer and chairman of the board of directors of Grupo Industrial Saltillo, and as executive vice president of Grupo Financiero Bancomer where its activities included the evaluation of financial and operational risks. He has also held various senior roles in Grupo ALFA. Mr. González holds a B.S. in Electromechanical Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a M.B.A. from Stanford University Graduate School of Business.

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

José Luis Fernández Fernández has been one of our independent directors since 2012 and is also the chairman of our audit committee. Mr. Fernandez is also a member of the audit committees of several companies where he oversees cybersecurity issues, among other matters. These companies include Grupo Televisa, S.A.B. de C.V., and he is also an alternate member of the board of directors of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing limited partner of Chevez Ruiz Zamarripa where he provides advice on financial and tax matters. Mr. Fernández holds a Public Accounting Degree (Licenciatura en Contaduría) from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants. Mr. Fernandez participated in the “Director Development Program” offered by the Center of Excellence in Corporate Governance and the Mexican Stock Exchange, as well as in the “Introduction to the Stock Market” course offered by the same institution. In addition, he attended the “Corporate Governance and Performance Program” organized by the Yale University School of Business.

Joaquín Alberto Palomo Déneke has served as a member of our board of directors since 2005 and as a member of our audit committee. He is also a member of the board of directors of Aeroman and of Banco Agrícola in El Salvador. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, assessing financial and operational risks, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo has negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo holds a B.S. in Agricultural Economics from Texas A&M University.

John A. Slowik has served as a member of our board of directors and as a member of our audit committee since 2012. Prior to joining our board, Mr. Slowik has had over three decades of experience in the air transportation and commercial aerospace sectors as a banker at Citi (and its predecessors) and Credit Suisse, where he managed its America’s Airline Industry investment banking practice. Mr. Slowik’s experience includes corporate and investment banking, where his activities involved financial risk assessment, public and private market capital raising, highly structured debt issuance, aircraft leasing, principal investment, mergers and acquisitions advisory work and restructuring troubled situations in and out of court. His cross-cultural experiences include managing teams of bankers and professionals while executing various transactions for clients in Central and South America, North America, Western Europe, the Middle East and the Asia and Pacific regions. Mr. Slowik served as a member of the board of directors and chairman of the audit committee of Quintillion Subsea Holdings, LLC, a privately held company operating a subsea fiber optic cable system, a role which included oversite for the company’s cybersecurity platforms and policies, until February, 2024, when Mr. Slowik left its board of directors (relinquishing his audit committee responsibilities) at that time. Mr. Slowik serves as a senior advisor to volofin Capital Management Ltd., a specialty finance company focused on delivering innovative financing solutions for the commercial aviation market. He is a licensed, but now inactive private pilot. Mr. Slowik has a B.S. in Mechanical Engineering from Marquette University and a M.B.A. from the Kellogg School of Management at Northwestern University.

Ricardo Maldonado Yáñez has been member of our board of directors since 2018 and is also the chairman of our corporate governance committee since 2023. He is a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., since 1999. Mr. Maldonado served as Secretary of the Board of Mexicana de Aviación from 2006 to 2010; represented the Mexican Ministry of Communications and Transportation and Grupo Aeroportuario del Centro Norte, in its initial public offering and listing on the stock exchange in 2006, and the Mexican Ministry of Communications and Transportation in the sale of its remaining 11% equity interest in Grupo Aeroportuario del Sureste through a follow-on offering in 2005. Mr. Maldonado focuses his practice in M&A, securities and corporate governance matters, and is a member of the Board of ICA Tenedora, one of Mexico’s largest construction and engineering companies. Mr. Maldonado is a member of the National Association of Corporate Directors and of the International Corporate Governance Network (ICGN). Mr. Maldonado recently attended the Chief Sustainability Officer Acceleration Program in collaboration with the BIVA Institute and the Social Value Institute. He has a master’s degree (LL.M.) from the University of Chicago Law School, a corporate law diploma from the Instituto Tecnológico Autónomo de México (ITAM) and a lawyer’s degree from the Universidad Nacional Autónoma de México (UNAM).

Guadalupe Phillips Margain has served as a member of our board of directors since 2020. She is the Chief Executive Officer of ICA Tenedora, S.A. de C.V., and also a member of the board of directors. She previously worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Innova, Grupo Axo, Open Bank and Club de Industriales. Ms. Phillips holds a Law Degree (Licenciatura en Derecho) from the Instituto Tecnológico Autónomo de México a M.A.L.D. (Master of Arts in Law and Diplomacy) and a Ph.D. from The Fletcher School of Law and Diplomacy, Tufts University.

Mónica Aspe Bernal has served as a member of our board of directors since April 2020, and is a member of our corporate governance committee. She is the Chief Executive Officer of AT&T Mexico and serves in the boards of Nemak and Sky Mexico. She previously was Mexico’s Ambassador to the OECD. She served as Vice-Minister in the former of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a B.A. in Political Science from Instituto Tecnológico Autónomo de México and a M.A. in Political Science from Columbia University.

Senior Management

Our executive officers are appointed by our board of directors, pursuant to a proposal made by the corporate governance committee, for an indefinite term and may be removed by our board of directors at will, provided the corresponding severance payments are made, if applicable, in accordance with Mexican labor law and the applicable labor contract.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above, as of the date of this annual report. The business address of our executive officers is that of our principal office.

Name	Age	Title
Enrique Beltranena	61	President, Chief Executive Officer and Director
Holger Blankenstein	49	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	54	Senior Vice President Chief Financial Officer
José Luis Suárez	56	Senior Vice President Chief Operating Officer
José Alejandro de Iturbide	57	Vice President and Chief Legal Officer
Jimmy Zadigue	51	Senior Corporate Audit Services and Risk Assessment Director

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

Jaime E. Pous has served as our Chief Financial Officer since 2021. He previously served as our interim Chief Financial Officer from June 2020, he joined in 2013 as our General Counsel and served as our Chief Legal Officer and Corporate Affairs Senior Vice President from 2016 to 2020. Additionally, he served as secretary of our board of directors from 2018 to 2022 and as secretary of our audit and corporate governance committee from 2013 to 2022. Prior to joining us, he worked at Grupo Televisa, where he was legal director from 1999 to 2012. Mr. Pous holds a law degree (licenciatura en derecho) from the Instituto Tecnológico Autónomo de México and an LL.M. from The University of Texas at Austin, School of Law.

José Luis Suárez has served as our Chief Operating Officer since 2015. He joined Volaris in 2006 as Sales Director. On 2012, he served as Retail and Customer Director. where he supervised the airport operations, ramp management, flight attendants and customer solutions. Prior to joining us, Mr. Suárez worked at Sabre Holdings from 1996 to 2006. Mr. Suárez holds a licenciatura in Industrial Engineering from the Universidad Iberoamericana, a Degree in Executive Management from IPADE Business School, a M.S. in Industrial Engineering and a M.B.A. from the University of Missouri, Columbia.

José Alejandro de Iturbide has served as our Vice President Chief Legal Officer since 2021 and as Secretary of our board of directors since April 2022. Mr. Iturbide served as General Counsel, Managing Director and Secretary of the board of directors of Grupo Financiero Citibanamex, having also served as General Counsel in Mexico at General Electric and Barclays Capital, among others. Mr. de Iturbide received and holds a law degree (licenciatura en derecho) from the Universidad Nacional Autónoma de México and an LL.M. from the University of Notre Dame, School of Law (Program in London, England).

Jimmy Zadigue has served as our Senior Corporate Audit Services and Risk Assessment Director (formerly Internal Audit Director) since 2020. He previously served as our Internal Audit Director from 2011 to 2019. Mr. Zadigue worked as the internal audit director of Sempra Infrastructure Mexico (IEnova), the director of operations, finance and administration at Swarovski in Mexico and as the director of finance and business control at Bombardier North America. Mr. Zadigue is also a Chartered Public Accountant in Canada and a certified internal auditor. Mr. Zadigue holds a B.B.A. from HEC-Montreal and a M.S. in Accounting Sciences from the Université du Québec.

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

Director and Executive Compensation

In 2021, 2022 and 2023, the senior management positions listed in this annual report received an aggregate compensation for short-term of U.S. $4.2 million, U.S. $4.9 million, and U.S. $5.9 million, respectively as well as long-term of U.S. $7.0 million, U.S. $4.4 million, and U.S. $4.2 million, respectively.

In 2021, 2022 and 2023, all our senior management positions received an aggregate compensation for short-term benefits of U.S. $10.5 million, U.S. $11.7 million, and U.S. $13.8 million, respectively as well as long-term of U.S. $8.4 million, U.S. $6.0 million, and U.S. $5.7 million, respectively. These amounts were recognized in salaries and benefits in our consolidated statements of operations.

In 2021, 2022 and 2023, the chairman and the independent members of our board of directors received a net compensation of U.S. $0.6 million, U.S. $0.6 million and U.S. $0.7 million, respectively, and the rest of the directors received a net compensation of U.S. $0.2 million, U.S. $0.2 million and U.S. $0.2 million, respectively.

In 2023, the amount paid to the chairman and independent members included payment through shares of the Company totaling U.S. $0.3 million.

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

At December 31, 2021, the shares held in trust to satisfy the management options were considered treasury shares. As of December 31, 2021, all share options were vested.

On August 9, 2022, the Irrevocable Trust number F-307750 with HSBC Mexico S.A., Institución de Banca Múltiple, was terminated through payment of the outstanding amounts.

Management Incentive Plan II

The carrying amount of the liability relating to these SARs as of December 31, 2021, 2022, and 2023 was U.S. $5.9 million, U.S. $1.6 million and U.S. $1.4 million respectively. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2021, 2022 and 2023 we recorded a benefit of U.S. $(2.9) million, $(4.4) and $(0.1) million respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2021, 2022 and 2023.

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

The number of shares held by the trustee as of December 31, 2023, was 4,781,769 of which 3 shares were priced at Ps.26.29; 586,263 shares were priced at Ps.16.12; 807,255 shares were priced at Ps.16.80; 2,107,566 shares were priced at Ps.9.74; 610,848 shares were priced at Ps.32.23; and 669,834 shares were priced at Ps.33.80.

In April 2023, our Annual General Shareholders’ Meeting modified the terms of the BoDIP. Starting in 2023, certain members of the Board of Directors receive additional benefits through a stock-based plan administered by the LTIP Trust. These benefits are delivered to the beneficiaries once the established conditions are met. As of December 31, 2023, the trustee held 370,860 shares were priced at Ps.21.14.

Long-term Incentive Plan

During 2010, we adopted an employee long-term incentive plan, the purpose of which is to retain high performing employees within the organization by paying incentives depending on our performance. During the years ended December 31, 2013, and 2012, we expensed Ps.6.3 million (U.S. $482 thousand as of December 31, 2013, based on an exchange rate of Ps.13.07 to U.S. $1) and Ps.6.5 million (U.S. $500 thousand as of December 31, 2012, based on an exchange rate of Ps.13.01 to U.S. $1), respectively, as bonuses as part of the caption salaries and benefits. During 2014, this plan was structured as a long-term incentive plan, which consists of a long-term incentive plan (equity-settled) and share appreciation rights plan (cash-settled), each as further described below.

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

In November 2021, 2022, and 2023 allocations to this plan were approved by our board of directors. The total cost of the allocations approved were U.S. $5.1 million (U.S. $3.3 million net of withheld taxes), U.S. $5.7 million (U.S. $3.7 million net of withheld taxes) and U.S. $ 5.7 million (U.S. $3.7 million net of withheld taxes). Under the terms of the incentive plan, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2021, 2022 and 2023, we recognized U.S. $4.4 million, U.S. $5.1 million and U.S. $6.0 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the year ended December 31, 2021, 2022, and 2023, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos, the Company and Volaris Opco are entitled to receive the proceeds of the sale of such shares. As of December 31, 2021, 2022, and 2023, 551,732 shares, 103,712 shares and 330,453 shares, respectively, were forfeited. As of December 31, 2021, 2022 and 2023, 4,490,421 shares, 6,579,214 shares and 9,163,300 shares, respectively, were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

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

Audit Committee

The LMV requires us to have an audit committee, which must be comprised of at least three independent members, which was established in April 2023, as a result of the 2023 Committee Restructuring Plan We believe that all of the members of the audit committee are independent under the LMV and Exchange Act Rule 10A-3.

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

Corporate Governance Committee

The LMV requires us to have a corporate governance committee, which must be comprised of at least three independent members, which was established in April 2023, as a result of the 2023, Committee Restructuring Plan We believe that all of the members of the corporate governance committee are independent under the LMV and Exchange Act Rule 10A-3.

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

As of December 31, 2023, we had 7,198 employees, which consisted of 1,427 pilots, 2,748 flight attendants, 196 ramp operations personnel, 972 airport and customer service personnel, 574 maintenance personnel and 1,281 management and administrative personnel. 5,383 of our employees 75% are part of the Union of Workers of the Aeronautic, Similar or Connected Industries (Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana), or STIAS, and the remaining 25% of our employees are not part of any union. Volaris Opco entered into a collective bargaining agreement with our union employees in February 2023 for a term of two years for benefits and in February 2024 for a term of one year for salaries. Salaries under these collective bargaining agreements are negotiated yearly, whereas other benefits are negotiated every two years. We believe we have a good relationship with our employees and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2021	2022	2023
Pilots	1,453	1,463	1,427
Flight attendants	2,690	2,819	2,748
Ramp operations personnel	109	152	196
Airport and customer service personnel (1)	874	1,020	972
Maintenance personnel	427	847	574
Management and administrative personnel	1,161	1,063	1,281
Total	6,714	7,364	7,198

Average employees per aircraft (2)	63	60	54

(1)For the years ended December 31, 2021, 2022 and 2023, the number of employees that were considered traffic agents is 767, 844 and 650, respectively.

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

For information regarding the share ownership of directors and officers, see Item 7A: “Major Shareholders and Related Party Transactions.” For information as to our equity incentive plans, see Item 6B: “Director, Senior Management and Employees— Compensation.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders Our Principal Shareholders

Our shareholders are Mexican investors, international investors, and investment funds managed by Indigo Partners LLC, or Indigo. Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in,Frontier, Jet SMART, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table set forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

●	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Series A Shares Number	Percentage
5% Shareholders:
Funds managed by Indigo(1)	212,575,660	18.2%
(1)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 4,229,270 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP, 30,000,000 Series A shares (deposited in the CPO trust) held by Indigo Mexico LLC and 42,194,100 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP and Indigo Mexico LLC, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Indigo Mexico Coöperatief U.A. has a principal business address at: Schiphol Boulevard 231, 1118 BH Amsterdam, Netherlands. All other entities listed herein, whose shares are beneficially owned by Indigo, have a principal business address at: 2525 East Camelback Road, Phoenix, Arizona 85016.

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Independent Director	6,012,590	*
Brian H. Franke	Chairman of the Board	3,027,000	*
John A. Slowik	Independent Director	77,500	*
William Dean Donovan	Independent Director	2,225,070	*
Alfonso González Migoya	Independent Director	107,971
Marco Baldocchi	Director	1,870,500	*
Stanley L. Pace	Independent Director	126,530	*
Enrique Beltranena	Director, President and Chief Executive Officer	10,542,988
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	4,500,000	*
Jaime E. Pous	Senior Vice President and Chief Financial Officer	956,678
José Luis Suárez	Senior Vice President and Chief Operating Officer	465,630
José Alejandro de Iturbide Gutiérrez	Vice President and Chief Legal Officer	159,711
Jimmy Zadigue	Senior Corporate Audit Services and Risk Assessment Director	38,576	*

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

Securities Held in Host Country

As of December 31, 2023, 74,525,616 ADSs (equivalent to 745,256,160 shares, or 63.9% of the total outstanding shares of our common stock) were outstanding and held of record by 20 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

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

Servprot S.A. de C.V., or Servprot

Servprot was a related party until June 13, 2023, because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2021, 2022, and 2023, there were no outstanding balances due to Servprot. As of December 31, 2021, 2022, and 2023, we accrued expenses of U.S. $0.2 million, U.S. $0.2 million, and U.S. $0.1 million, respectively, in connection with these services.

Aeromantenimiento, S.A., or Aeroman

Aeroman is a related party, because Marco Baldocchi is a member of the board of the Company’s board of directors is an alternate director of Aeroman. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, we entered into an amendment with Aeroman and MRO Commercial, S.A., or MRO, an affiliate of Aeroman, to extend the agreement until January 1, 2027. The agreement provides for the exclusive use of Aeroman´s services for the repair and maintenance of aircraft, subject to availability. Under such agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed.

As of December 31, 2021, the balance due under the agreement with Aeroman was U.S. $0.4 million. As of December 31, 2022 and 2023, there are no outstanding balances due to Aeroman under the agreement. We incurred expenses in aircraft maintenance and technical support of U.S. $8.1 million and U.S. $3.9 million, for the years ended December 31, 2021, and 2022, respectively. During the year ended December 31, 2023, we did not have expenses transaction.

As of December 31, 2022, and 2023, the balance due to MRO under the agreement was U.S. $1.0 thousand and U.S. $8.0 thousand, respectively. During the year ended December 31, 2022, and 2023, we incurred expenses with MRO of U.S. $11.0 million and U.S. $15.7 million, respectively.

Mijares, Angoitia, Cortés y Fuentes, S.C., or MACF

MACF, is a related party because Ricardo Maldonado Yañez, and independent member of our board of directors, and chairman of our corporate governance committee is partner at MACF, which provides legal services to us. Additionally, Eugenio Macouzet de León, an alternate member of our board of directors, is also a partner at MACF. As of December 31, 2021, the Company did not have outstanding balance due to MACF. As of December 31, 2022, and 2023, the balance due for the services received from MACF was U.S. $22.0 thousand, and U.S. $105.0 thousand, respectively.

During the years ended December 31, 2021, 2022, and 2023, we recognized expenses of legal services with MACF of U.S. $0.2 million, U.S. $0.2 million, and U.S. $0.2 million, respectively.

Frontier Airlines Inc, or Frontier

Frontier is a related party because Brian H. Franke and Andrew Broderick, members of our board of directors, are members of the board of directors of Frontier. Mr. Franke and Mr. Broderick are also managers of Indigo Partners, which is one of our shareholders and also a shareholder of Frontier. Additionally, William A. Franke, although not a member of our board of directors, is our honorary director and the chairman of the board of directors of Frontier. As of December 31, 2021, and 2022, the accounts receivable from Frontier were U.S. $4.7 million and U.S. $2.1 million, respectively. As of December 31, 2023, there is not outstanding balance due to Frontier under this agreement. Additionally, as of December 31, 2021, 2022 and 2023, the account payable was U.S. $2.0 thousand, U.S. $2.0 thousand and U.S. $1.9 million, respectively.

During the years ended December 31, 2021, and 2022, we recognized revenue under this agreement of U.S. $3.5 million and U.S. $5.0 thousand, respectively. During the year ended December 31, 2023, the Company did not have revenue transactions.

Chevez, Ruiz, Zamarripa y Cia, S.C., or Chevez

Chevez, is a related party because Mr. José Luis Fernández Fernández, is an independent member of our board of directors, as well as the chairman of our audit committee and non-managing limited partner of Chevez. Chevez provide us with tax advisory services. As of December 31, 2021, 2022 and 2023, the account payable with Chevez was U.S. $0.5 million, U.S. $0.8 million, and U.S. $0.6 million, respectively.

During the years ended December 31, 2021, 2022, and 2023, we recognized expenses with Chevez of U.S. $0.2 million, $0.9 million, and U.S. $1.2 million respectively.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA

On April 22, 2020, OMA became a related party because Mr. Ricardo Maldonado Yáñez is an independent member of our board of directors and a member of the board of directors of OMA and Mrs. Guadalupe Phillips Margain, our independent member, was a member of the board of directors of OMA until November 2022. As of December 31, 2021, 2022 and 2023, the account payable with OMA was U.S. $9.7 million, U.S. $13.6 million and U.S. $12.9 million, respectively.

During the years ended December 31, 2021, 2022 and 2023, we recognized expenses with OMA of U.S. $6.6 million, U.S. $9.8 million, and U.S. $12.3 million, respectively.

A&P International Services, S.A.P.I. de C.V., or AISG

On July 4, 2022, AISG became a related party because Harry F. Krensky, an independent member of our board of directors, is the chairman of the board of directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of December 31, 2022, and 2023, the accounts payable from AISG were U.S. $0.2 million and U.S. $0.3 million, respectively.

During the year ended December 31, 2022 and 2023, we recognized expenses with AISG of U.S. $0.9 million and U.S. $2.9 million, respectively.

CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered a related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, Mr. Franke has been a shareholder of Clean Joule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost- effective Sustainable Aviation Fuel from agricultural waste and organic residues. On May 23, 2023, we made an investment of U.S. $1.7 million by purchasing common stock of CleanJoule, Inc. This transaction has been recorded as a financial instrument under the other current assets caption our Consolidated Statement of Financial Position since we does not have significant influence or control over CleanJoule.

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

Certain legal proceedings may require us to incur financial obligations. Based on the plaintiffs’ claims, as of December 31, 2021, 2022, and 2023, these proceedings may amount to a total of U.S. $8.0 million, U.S. $7.8 million, and U.S. $29.4 million, (U.S. $2.8 million related to legal matters, U.S. $6.1 million related to labor matters and U.S. $20.5 million related to other tax matters), respectively.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2021, 2022, and 2023, we did not allocate any amount to our legal reserve fund. As of December 31, 2021, 2022, and 2023, the legal reserve was U.S. $17,363 or 7%, respectively, of our capital stock.

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

Anti-Takeover Protections

The LMV provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 20% or more of the capital stock present at the meeting voting against such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

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

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013 and our amended by-laws were filed on Form 6-K with the SEC on September 30, 2020. On April 21, 2023, our shareholders approved the April 2023 Committee Restructuring Plan to amend our by-laws. Our amended by-laws were furnished on Form 6-K with the SEC on May 16,2023.

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

On November 22, 2023, the holders of all our outstanding Series B shares converted their Series B shares into Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares. Therefore, we no longer have Series B shares.

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion currently represented both by Series A shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this annual report our outstanding capital stock consisted of 1,165,976,677.

Series A shares. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

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

Voting Rights

Holders of ADSs and CPOs will not be entitled to vote, at any time, the underlying Series A shares. Mexican holders of Series A shares will be entitled to vote their shares on all matters. Holders of Series B shares were entitled to vote their shares on all matters.

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

Pursuant to the LMV and our by-laws, the board of directors must approve, among other matters:

●	our general strategy;
●	the monitoring of our management and that of our subsidiaries;
●	with the prior opinion of the audit committee: (i) related party transactions, subject to certain limited exceptions, (ii) our internal control and internal audit guidelines, including those of our subsidiaries, (iii) our accounting policies, (iv) our financial statements and those of our subsidiaries, (v) transactions considered unusual or non-recurring as well as any transactions that are executed, either simultaneously or successively, during the course of a fiscal year involving: (a) the acquisition or disposal of assets with a value equal to or greater than 5% of our consolidated assets or (b) the granting of guarantees or the assumption of liabilities for a total amount equal to or greater than 5% of our consolidated assets, and (vi) the selection of external auditors;
●	with prior opinion from the corporate governance committee: (i) the appointment, election and, as the case may be, removal of the Chief Executive Officer of the Company, his integral compensation, and the policies for appointing and compensating other officers immediately below the Executive Officer; (ii) the appointmentof provisional directors in accordance with, and subject to, the provisions of the LMV; and (iii) the terms and conditions of a judicial agreement to conclude any liability actions started against a director for breach of the duties of loyalty and care;
●	calling shareholders’ meetings and taking action based upon their resolutions;
●	the annual submission to our general shareholders’ meeting of (i) the chief executive officer’s report and (ii) the opinion of the board of directors in respect of such report;
●	creation of special committees and granting authority to such committees, provided that the committees will not have the authority to take action which by law or under our by-laws is expressly reserved to our shareholders or our board of directors;
●	determining how to vote the shares that we hold in our subsidiaries; and
●	policies for disclosure of information.

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

Committees of the Board of Directors

Like all public companies in Mexico, we are required to have an audit committee and corporate governance committee. The members of each of our audit committee and corporate governance committee must be independent members, elected by our board of directors except for the chairman of each committee who is elected by our shareholders. Our audit committee and corporate governance committee are required to prepare annual reports, to be submitted to our board of directors. The audit committee’s report must include (i) a report of our internal control systems and our internal audit procedures and any deficiencies, (ii) the evaluation of our external auditors, (iii) the results arising from the review of our financial statements, and (iv) any amendments to our accounting policies. The quorum for any session of our audit committee and corporate governance committee is the majority of its members and decisions must be taken by majority of its members.

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

Other Provisions

Foreign Investment Regulations

Mexico’s Foreign Investment Law restricts ownership by non-Mexicans of our capital stock to 49% of the capital stock not otherwise represented by CPOs. Our amended by-laws establish that only Mexican investors may acquire our Series A shares directly. Currently, we do not have any Series B shares, in the event that we were to issue Series B shares, Non-Mexican investors may acquire our Series B shares directly. As required by Mexican law, our by-laws provide that if a non-Mexican investor acquires a direct interest or participation in a Series A share representing our capital stock at any time, such Series A share will be forfeited to the Mexican government. The Mexican Foreign Investment Law permits non-Mexican investors to hold our Series A shares indirectly through neutral shares or securities such as the CPOs.

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

In addition, our board of directors was given the authority to develop the terms and conditions of the Repurchase Program taking into consideration Article 56 of the LMV, our capital requirements and any other factors it may deem critical. However, we cannot allocate proceeds or capital to the program until it complies with the requirements established in Article 56 of the LMV and other applicable provisions, provided that, the maximum amount of proceeds or capital allocated for the acquisition of our shares would be up to an amount equivalent to 5% of the our capital stock with a cap of U.S. $100,000,000.00, provided, further, that the amount of proceeds or capital allocated for such purposes, in any case, must be approved, for each fiscal year, by the general ordinary shareholders’ meeting, and any such approval shall be in compliance with Article 56 of the LMV.

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

This discussion also does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

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

The discussion below assumes that the representations contained in the CPO trust agreement and ADS deposit agreement are true and that the obligations in the CPO trust agreement, ADS deposit agreement and any related agreements have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, U.S. Holders will be treated as the beneficial owners of the CPOs represented by our ADSs and each CPO should represent a beneficial interest in our Series A Shares represented by the CPOs. The U.S. Treasury Department has expressed concern that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of certain Mexican taxes paid, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below under “Distributions”), could be affected by actions taken by intermediaries in the chain of ownership between U.S. Holders and us if as a result of such actions U.S. Holders are not properly treated as beneficial owners of the CPOs and our Series A Shares represented by the CPOs.

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

Foreign Taxes

Certain Mexican taxes, if any, withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at the U.S. Holder’s election, eligible for deduction in computing the U.S. Holder’s U.S. federal taxable income. If a refund of any such Mexican tax is available to a U.S. Holder under the laws of Mexico imposing such tax or under the Treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on ADSs generally will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Recently issued final U.S. Treasury regulations further restrict the availability of any foreign tax credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the foreign jurisdiction. However, subsequent guidance issued by the IRS permits taxpayers to defer the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the determination of the foreign tax credit are complex, and certain limitations and conditions may apply to a U.S. Holder’s ability to claim the foreign tax credit for any foreign taxes paid or withheld with respect to the ADSs. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction in lieu of the foreign tax credit.

Passive Foreign Investment Company Considerations

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs. We would be classified as a PFIC for any taxable year if, after applying certain look-through rules with respect to the income and assets of our subsidiaries (including taking into account our pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value)), either:

●	75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the Code), or
●	50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds.

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, this is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2021, 2022, and 2023 (including non-derivative financial instruments for 2021), represented 34%, 46% and 38%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources.

During the years ended December 31, 2021, 2022, and 2023, we did not enter into hedging positions for Jet Fuel.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the reference utilized to determine the cost of the fuel provided by our suppliers. Based on our 2023 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2023 by approximately U.S. $50.8 million.

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

Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements under derivative agreements and the pricing of hedges and other derivative products in the market. We did not hedge our fuel requirements for the year ended December 31, 2023.

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

In 2021, due to the appreciation or depreciation of the peso against the U.S. dollar, our net monetary liability position denominated in U.S. dollars resulted in a foreign exchange loss, net of U.S. $124.2 million. In 2022 and 2023, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million and U.S. $(34.1) million, respectively.

Regarding the foreign currency risk effective since January 1, 2019, we implemented two hedging strategies for our forecasted foreign exchange exposures using non-derivative financial assets and liabilities denominated in U.S. dollars as hedging instruments.

In the first hedging strategy, we have designated a hedge to mitigate our foreign exchange rate risk and the foreign exchange fluctuation in U.S. dollar denominated forecasted revenues by using a portion of the financial liabilities associated with a portfolio of lease liabilities denominated in U.S. dollars over the term of the remaining lease arrangements as a hedging instrument. As of December 31, 2021, 2022, and 2023, there was not outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships.

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

As of December 31, 2021 and 2022, there was no outstanding U.S. dollar balance designated under this hedging strategy due to the discontinuation of the hedge relationships.

During the year ended December 31, 2021, the impact of these hedges was U.S. $8.9 million, which has been presented as part of the total fuel expense.

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

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. As of December 31, 2021, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.75 billion (U.S. $133.6 million based on an exchange rate of Ps.20.58 to U.S. $1 on December 31, 2021) and a fair value of U.S. $1.4 million. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. These instruments are included as assets in our consolidated statements of financial position.

Our financial debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Santander and Bancomext; lines of credit with JSA International U.S. Holding, GY Aviation Lease 1714 Co. Limited, Incline II B Shannon 18 Limited and Oriental Leasing Company Limited, asset-backed trust notes (CEBUR) issued in the Mexican Market and other financing agreements relating to engines with Tarquin Limited, Wilmington Trust SP Services (Dublin) Limited, NBB- V11218 Lease Partnership, NBB- V11951 Lease Partnership and NBB Pintail Co. Ltd.

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

Depositary Payments

During 2023, we received U.S. $550,100.42 from the depositary associated with our American Depositary Shares program. This amount includes reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators associated with the ADR facility, underwriting fees and legal fees.

Please refer to Exhibit 2.1(b) to this annual report for the remaining information relating to our American Depositary Shares as required under Item 12.D of Form 20-F.

PART II

ITEM  13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2023, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that José Luis Fernández Fernández, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC. Mr. Fernández satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act.

See Item 6: “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

ITEM  16B    CODE OF ETHICS

We have adopted a code of ethics that applies to all of our directors and executive officers and all other personnel, including our principal executive and financial officers. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Ethics is available on our website at www.ir.volaris.com under the “About Volaris—By-Laws and Policies—Code of Ethics” tab. The information on our website is not incorporated into this annual report.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the fees for services performed by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, or KPMG, for the periods indicated (including related expenses) and categorized by service in dollars.

	Year Ended December 31,
	2022	2023
	KPMG	KPMG

Audit Fees(1)	916,003	1,040,081
Audit-Related Fees(2)	109,302	128,904
Tax Fees
All Other Fees	—	—
Total	1,025,305	1,168,985
(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit- Related fees” are attestation services, over taxes and social security obligations, provided in connection with statutory and regulatory requirements.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM  16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM  16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16G    CORPORATE GOVERNANCE

As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards. Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	Our Corporate Governance Practices

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

Executive Sessions. Non-management directors are not required to meet in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices

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

NYSE Standards	Our Corporate Governance Practices

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

NYSE Standards	Our Corporate Governance Practices

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

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and all other personnel.

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

NYSE Standards	Our Corporate Governance Practices

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

ITEM 16H    MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J    INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K    CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program aimed at safeguarding the confidentiality, integrity, and availability of our critical systems and information.

Our approach to cybersecurity is based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and the International Organization for Standardization 27005 (ISO/IEC 27005:2022). It is important to note that while we reference these frameworks, that does not imply strict adherence to specific technical standards, specifications, or requirements. Instead, we use the NIST CSF and ISO 27005:2022 as guiding principles to identify, assess, and manage cybersecurity risks relevant to our business.

Moreover, our cybersecurity risk management program integrates into our broader enterprise risk management framework through shared methodologies, reporting channels and governance processes.

With our cybersecurity risk management program, several key components include the following:

●	Risk assessments: Assessments are conducted to identify and prioritize significant cybersecurity risks to our critical systems and information.
●	Dedicated security team: A specialized security team oversees the risk assessment processes, manages security controls, and orchestrates responses to cybersecurity incidents.
●	Utilization of external service providers: We engage external service providers as we deem appropriate to help augment our capabilities, leveraging their expertise to assess, test, or bolster various aspects of our security controls.
●	Cybersecurity awareness training: Through training initiatives, we seek to empower our employees and incident response personnel with the knowledge and skills to recognize and respond to cyber threats.
●	Cybersecurity Incident Response Plan: Our response plan outlines processes for addressing cybersecurity incidents, minimizing disruptions and mitigating potential impacts.
●	Third-Party Risk: We seek to assess risk and to obtain cybersecurity-related contractual commitments from critical service providers where possible.

For the Company, cybersecurity risk management is not merely a compliance exercise but viewed as important to our operational ethos. As technology evolves and threats evolve with it, we remain committed to working to enhance the security and resiliency of our organization. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors—Cyber-attacks or other cyber-incidents involving our IT Systems and Confidential Information could have an adverse effect on our business, results of operations, or financial condition.”

Cybersecurity Governance

Cybersecurity risk is part of our overall risk oversight function. The board of directors has entrusted the audit committee with the oversight of cybersecurity and other information technology risks.

The audit committee, oversees the implementation of our cybersecurity risk management program, supported by our Technology & Transformation Senior Director and the IT and Cybersecurity Working Group. This multidisciplinary group is comprised of executive management members as well as key leaders from internal audit, risk evaluation, financial planning, compliance, IT, and technology domains, alongside external advisors.

Quarterly reports from the IT and Cybersecurity Working Group provide the audit committee with assessments of our cybersecurity risks and risk remediation and management initiatives. Additionally, management updates the audit committee on significant cybersecurity incidents.

Continuing education remains a cornerstone of our governance approach, with the audit committee receiving briefings on cybersecurity topics from our Technology & Transformation Senior Director, internal security staff, or external experts.

Key strategic and operational initiatives are led by our Technology & Transformation Senior Director, the IT senior manager, the senior transformation manager, the IT internal control manager, and the IT security manager who have over 20 years of combined experience in risk management, data safety, control design, and cybersecurity operations management, our management team brings a wealth of expertise to bear on our cybersecurity initiatives.

In addition, various operational cybersecurity team members hold certifications in ISO27000, CISA, CISM, among others, and complement this expertise with specialized training and proficiency in risk management and cybersecurity. Together, they remain vigilant and informed, leveraging threat intelligence, external consultations, and advanced security tools to prevent, detect, and respond to cybersecurity risks and incidents effectively.

Our operational cybersecurity team members are vital to helping management members (as well as the IT and Cybersecurity Working Group), stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM  17    FINANCIAL STATEMENTS

See “Item 18 Financial Statement.”

ITEM  18    FINANCIAL STATEMENTS

See pages F-1 through F-90.

ITEM  19    EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Exhibit

1.1	Amended By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 99.1 of the Company’s report on Form 6-K filed with the SEC on May 16, 2023 (File No. 001-36059))

2.1*	Description of Securities

2.2(b)

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

8.1*	List of the Subsidiaries of the Company

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

15.2*	Consent of KMPG Cárdenas Dosal, S.C., independent registered accounting firm

97.1*	Recovery of Erroneously Awarded Compensation Policy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith
†	Portions of the exhibit were omitted pursuant to a request for confidential treatment

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	President and Chief Executive Officer

By:	/s/ Jaime E. Pous
Name:	Jaime E. Pous
Title:	Senior Vice President Chief Financial Officer

Date: April 29, 2024

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

As of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021

Contents:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the provision for aircraft components and engines lease return obligations

As described in Notes 1s), 2i) and 16 to the consolidated financial statements, as of December 31, 2023, the Company has a provision for its aircraft components and engines lease return obligations in the amount of $287,208. Aircraft lease agreements require the Company to return aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) to the lessor under specific conditions of maintenance or, alternatively, pay an amount to the lessor based on the condition of these components due to usage of the aircraft. A provision for the aircraft components and engines lease return obligation is recognized from the time it becomes more likely than not that such costs will be incurred, and these can be estimated reliably. The provision is included as part of other liabilities and the costs are recognized as a component of variable lease expenses on a straight-line basis through the remaining lease term. The Company estimates the provision for its aircraft components and engines lease return obligation using certain assumptions including the projected usage of the aircraft and the expected costs of the maintenance tasks to be performed at the return date as well as discount rates to determine the present value of the obligations at the reporting date.

We have identified the evaluation of the estimate of the aircraft components and engines lease return obligation as a critical audit matter. The assessment required significant judgment given the complexity involved in determining the projected usage of the aircraft, the estimated maintenance cost at the end of the lease contract and the discount rates. In addition, specialized skills and knowledge were required to assess the discount rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the aircraft components and engines lease return obligation process, including controls related to the inputs used in the estimate of the provision. We compared the assumption of projected usage of the aircraft with the average usage in 2023 and the Company’s business plans. We compared the estimated costs of maintenance tasks to be performed at the return date with current prices agreed with third party maintenance providers and historical payments for these types of maintenance. We involved valuation professionals, with specialized skills and knowledge, to assist in the evaluation of the reasonableness of the discount rates by assessing the method, inputs and assumptions used by the Company in their determination of these discount rates. We compared the actual cost of historical aircraft components and engines lease returns to the provision amounts at the reporting date prior to those returns in order to evaluate the Company’s ability to accurately estimate its future aircraft components and engines lease return obligations.

KPMG Cardenas Dosal S.C.

We have served as the Company’s auditor since 2021.

Mexico City, Mexico

April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity , and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

Mexico City, Mexico

April 29, 2024

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of U.S. dollars)

	At December 31,
	2023		2022
Assets
Current assets:
Cash, cash equivalents and restricted cash (Note 6)	US$	774,154	US$	711,853
Short-term investments		15,265		—
Accounts receivable:
Related parties (Note 7)		—		2,155
Other accounts receivable, net (Note 8)		89,244		78,849
Recoverable value added tax and others		69,159		94,348
Recoverable income tax		92,196		64,774
Inventories (Note 9)		16,117		15,758
Prepaid expenses and other current assets (Note 10)		43,676		33,189
Assets held for sale (Note 1k)		—		795
Guarantee deposits (Note 11)		147,836		64,357
Total current assets		1,247,647		1,066,078

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		804,610		478,771
Right-of-use assets (Note 14)		2,338,392		2,180,931
Intangible assets, net (Note 13)		16,219		12,725
Derivative financial instruments (Notes 3, 4 and 5)		1,683		1,585
Deferred income taxes (Note 20)		236,026		208,010
Guarantee deposits (Note 11)		461,996		483,878
Other long-term assets		39,399		35,675
Total non-current assets		3,898,325		3,401,575
Total assets	US$	5,145,972	US$	4,467,653

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 21)	US$	343,400	US$	346,469
Suppliers		233,861		194,856
Related parties (Note 7)		15,845		14,610
Accrued liabilities (Note 15a)		162,763		186,572
Lease liabilities (Note 14)		372,697		335,620
Other taxes and fees payable (Note 1t)		262,115		218,329
Income taxes payable		8,310		5,738
Financial debt (Note 5)		220,289		112,148
Other liabilities (Note 16)		2,303		5,398
Total current liabilities		1,621,583		1,419,740

Non-current liabilities:
Financial debt (Note 5)		432,776		160,887
Accrued liabilities (Note 15b)		13,515		13,283
Lease liabilities (Note 14)		2,518,745		2,373,103
Other liabilities (Note 16)		286,405		244,454
Employee benefits (Note 17)		14,644		10,987
Deferred income taxes (Note 20)		15,710		10,462
Total non-current liabilities		3,281,795		2,813,176
Total liabilities		4,903,378		4,232,916

Equity (Note 19):
Capital stock		248,278		248,278
Treasury shares		(11,555)		(12,866)
Contributions for future capital increases		—		—
Legal reserve		17,363		17,363
Additional paid-in capital		282,040		283,174
Accumulated deficit		(148,084)		(155,903)
Accumulated other comprehensive loss		(145,448)		(145,309)
Total equity		242,594		234,737
Total liabilities and equity	US$	5,145,972	US$	4,467,653

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of U.S. dollars except for earnings per share)

	For the years ended
	December 31,
	2023		2022		2021
Operating revenues (Notes 21 and 26):
Passenger revenues:
Fare revenues	US$	1,650,287	US$	1,661,176	US$	1,265,980
Other passenger revenues		1,473,237		1,078,251		866,944
		3,123,524		2,739,427		2,132,924
Non- passenger revenues:
Other non-passenger revenues (Note 21)		115,424		92,977		76,872
Cargo		20,025		14,786		11,882
Non-derivative financial instruments		—		—		(21,378)
		3,258,973		2,847,190		2,200,300

Other operating income (Note 22)		(54,710)		(25,066)		(10,758)
Fuel expense, net (Note 3a)		1,165,078		1,299,254		609,390
Landing, take-off and navigation expenses		503,366		379,108		296,831
Salaries and benefits		386,723		283,089		239,215
Depreciation of right of use assets (Note 14)		362,015		320,443		269,351
Sales, marketing and distribution expenses		167,341		124,287		96,705
Other operating expenses (Note 22)		169,864		102,585		65,858
Aircraft and engine variable lease expenses		103,845		124,532		83,373
Maintenance expenses		98,445		97,783		96,256
Depreciation and amortization (Notes 12 and 13)		134,296		97,486		57,049
Operating income		222,710		43,689		397,030

Finance income (Note 23)		38,222		12,902		3,531
Finance cost (Note 23)		(219,343)		(192,535)		(139,374)
Foreign exchange (loss) gain, net (Note 3b)		(34,147)		3,581		(124,161)

Income (loss) before income tax		7,442		(132,363)		137,026
Income tax benefit (expense) (Note 20)		377		52,139		(30,573)
Net income (loss)	US$	7,819	US$	(80,224)	US$	106,453

Earnings (loss) per share basic:	US$	0.007	US$	(0.069)	US$	0.092
Earnings (loss) per share diluted:	US$	0.007	US$	(0.069)	US$	0.091

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

	For the years ended
	December 31,
	2023		2022		2021
Net income (loss) for the year	US$	7,819	US$	(80,224)	US$	106,453
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or (loss) in subsequent periods:
Discontinuation of hedge relationships (Note 24b)		—		—		79,076
Net (loss) gain on cash flow hedges (Note 24b)		(1,175)		336		957
Benefit (expense) income tax deferred (Note 20c)		362		(80)		(274)
Exchange differences on translation of foreign operations		749		3,471		(10,489)
Other comprehensive income (loss) not to be reclassified to profit or (loss) in subsequent periods:
Remeasurement (loss) gain of employee benefits (Note 17)		(107)		253		(432)
Benefit (expense) income tax deferred (Note 20c)		32		(79)		138
Other comprehensive (loss) income for the year, net of tax	US$	(139)	US$	3,901	US$	68,976
Total comprehensive income (loss) for the year	US$	7,680	US$	(76,323)	US$	175,429

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. dollars)

					Contributions								Accumulated
					for future								other
	Capital		Treasury		capital		Legal		Additional		Accumulated		comprehensive
	stock		shares		increases		reserve		paid-in capital		deficit		loss		Total equity
Balance as of December 31, 2020	US$	248,278	US$	(9,412)	US$	—	US$	17,363	US$	284,257	US$	(182,132)	US$	(218,186)	US$	140,168
Treasury shares		—		(4,366)		—		—		(953)		—		—		(5,319)
Exercise of stock options (Note 18)		—		2,859		—		—		—		—		—		2,859
Long-term incentive plan cost (Note 18)		—		2,267		—		—		(2,267)		—		—		—
Net income for the year		—		—		—		—		—		106,453		—		106,453
Other comprehensive income items		—		—		—		—		—		—		68,976		68,976
Total comprehensive income		—		—		—		—		—		106,453		68,976		175,429
Balance as of December 31, 2021		248,278		(8,652)		—		17,363		281,037		(75,679)		(149,210)		313,137
Treasury shares		—		(5,239)		—		—		3,162		—		—		(2,077)
Long-term incentive plan cost (Note 18)		—		1,025		—		—		(1,025)		—		—		—
Net loss for the year		—		—		—		—		—		(80,224)		—		(80,224)
Other comprehensive income items		—		—		—		—		—		—		3,901		3,901
Total comprehensive (loss) income		—		—		—		—		—		(80,224)		3,901		(76,323)
Balance as of December 31, 2022		248,278		(12,866)		—		17,363		283,174		(155,903)		(145,309)		234,737
Treasury shares		—		(4,020)		—		—		4,186		—		—		166
Exercise of stock options (Note 18)		—		11		—		—		—		—		—		11
Long-term incentive plan cost (Note 18)		—		5,320		—		—		(5,320)		—		—		—
Net income for the year		—		—		—		—		—		7,819		—		7,819
Other comprehensive loss items		—		—		—		—		—		—		(139)		(139)
Total comprehensive income (loss)		—		—		—		—		—		7,819		(139)		7,680
Balance as of December 31, 2023	US$	248,278	US$	(11,555)	US$	—	US$	17,363	US$	282,040	US$	(148,084)	US$	(145,448)	US$	242,594

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. dollars)

	2023		2022		2021
Operating activities
Net income (loss)	US$	7,819	US$	(80,224)	US$	106,453
Adjustments for:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		496,311		417,929		326,400
Allowance for credit losses (Note 8)		1,330		1,672		795
Finance income (Note 23)		(38,222)		(12,902)		(3,531)
Finance cost		218,130		191,809		138,890
Net foreign exchange loss (gain) differences		25,471		(8,669)		80,372
Derivative financial instruments (Notes 3 and 4)		579		161		688
Amortized Cost (CEBUR)		634		566		412
Net gain on disposal of rotable spare parts, furniture and equipment (Note 22)		(11,815)		(19,548)		(9,546)
Employee benefits (Note 17)		3,296		7,210		552
Aircraft and engine lease extension benefit and other benefits from service agreements		(761)		(517)		(519)
Income tax (benefit) expense		(377)		(52,139)		30,573
Management incentive and long-term incentive plans		5,769		709		(1,273)
		708,164		446,057		670,266
Changes in operating assets and liabilities:
Related parties		3,390		6,570		3,392
Other accounts receivable		(7,784)		49,670		(15,787)
Recoverable and prepaid taxes		69,607		(33,293)		16,918
Inventories		(359)		(1,361)		(857)
Prepaid expenses		(24,488)		(21,489)		645
Other assets		(1,904)		(12,494)		3,435
Guarantee deposits		(58,243)		(13,445)		(52,048)
Suppliers		36,620		86,627		6,168
Accrued liabilities		(24,929)		17,201		45,053
Other taxes and fees payable		(9,453)		44,985		12,972
Unearned transportation revenue		(3,069)		42,487		20,023
Derivative Financial instruments		—		—		(1,854)
Other liabilities		41,775		40,429		76,687
Cash generated from operating activities		729,327		651,944		785,013
Interest received		38,222		12,902		3,531
Income taxes paid		(37,724)		(51,244)		(3,188)
Net cash flows provided by operating activities		729,825		613,602		785,356

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(480,753)		(347,147)		(186,121)
Acquisitions of intangible assets (Note 13)		(10,387)		(6,790)		(10,063)
Acquisitions of subsidiaries		—		—		(79)
Acquisitions of other investments		(17,012)		—		—
Pre-delivery payments reimbursements		45,085		221,253		43,678
Proceeds from disposals of rotable spare parts, furniture and equipment		122		1,990		17,940
Proceeds from disposals of aircraft		901		—		—
Net cash flows used in investing activities		(462,044)		(130,694)		(134,645)

Financing activities
Transaction costs related to the CEBUR offering and other financing		(2,547)		—		—
Proceeds from exercised stock options (Note 18)		11		—		2,859
Proceeds from sale of treasury shares		1,018		—		—
Financial instrument (CEBUR)		(1,493)		—		—
Treasury shares purchase		(4,021)		(5,239)		(4,366)
Interest paid		(37,179)		(17,637)		(12,477)
Payments of principal portion of lease liabilities (Note 14)		(529,074)		(449,004)		(458,968)
Payments of financial debt		(97,909)		(196,565)		(76,936)
Proceeds from financial debt		456,808		155,357		114,704
Net cash flows used in financing activities		(214,386)		(513,088)		(435,184)

Increase (decrease) in cash, cash equivalents and restricted cash		53,395		(30,180)		215,527
Net foreign exchange differences on cash balance		8,906		911		19,127
Cash, cash equivalents and restricted cash at beginning of year		711,853		741,122		506,468
Cash, cash equivalents and restricted cash at end of year	US$	774,154	US$	711,853	US$	741,122

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(In thousands of U.S. dollars,except when indicated otherwise)

1.  Description of the business and summary of material accounting policy information

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

On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes are aligned with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris´ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering incentives the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

The accompanying consolidated financial statements and notes were approved by the Company’s Board of Directors on April 18, 2024 and by the Annual General Ordinary Shareholder´s Meeting of the Company on April 19, 2024. These consolidated financial statements were also approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and Chief Financial Officer, Jaime E. Pous Fernández, on April 29, 2024, and subsequent events were considered through that date.

a)	Relevant events

Contract with FEMSA

On January 23, 2023, the Company, through its subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this contract, Concesionaria became a participating company in a coalition that integrates a loyalty program called “Spin Premia®”, established and managed by the Supplier. This Program offers exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Contract with CleanJoule

On June 14, 2023, the Company announced an investment agreement alongside Indigo Partners, GenZero, Cleanhill Partners, Frontier Airlines, and Wizz Air. The investment aims to accelerate the production of Sustainable Aviation Fuel (SAF) worldwide through the North American startup CleanJoule. Through its corporate sustainability strategy, the Company implements practices that contribute the environmental impact of its operations (Note 7j).

The Mexican Aviation Authority recovers Category 1 for operational safety

On September 14, 2023, the U.S. Department of Transportation’s Federal Aviation Administration of the United States of America (FAA) determined that the operational safety oversight applied by the Mexican Federal Civil Aviation Authority (AFAC) adheres to the safety standards of the International Civil Aviation Organization (ICAO), there by recovering Category 1 in operational safety.

Offering of asset backed trust notes under the ticker VOLARCB 23

On September 28, 2023 “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

Conversion from Series “B” shares to Series “A” shares

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

b)  Basis of preparation

Statement of compliance

These consolidated financial statements which comprise the financial statements of the Company and its subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were prepared in accordance with IFRS Accounting Standards (“IFRS” International Financial Reporting Standards) as issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s consolidated financial statements is the U.S. dollar. All values in the consolidated financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these consolidated financial statements and provide comparative information in respect of the previous period, except for the effects of changes in functional currency that are affected prospectively (See “Change in functional currency” and Note 3b).

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

Change in functional currency

An entity’s functional currency is the currency of the primary economic environment in which it operates. During the second half of 2021 management identified indicators of changes in the primary economic environment in which its main subsidiary Concesionaria operates, as follows: (i) increase in the international market transactions during 2021, (ii) change in the determination of rates, and (iii) most representative costs are determined and denominated in U.S. dollars. As a result, the Company evaluated the functional currency of its main subsidiary in accordance with the provisions contained in IAS-21 “Effects of Variations in Foreign Currency Exchange Rates”, concluding that the functional currency changed from the Mexican peso to the U.S dollar as of December 31, 2021.

In addition, considering the dependency of the Company in its operations related to its wholly owned subsidiary Concesionaria, management evaluated and concluded that its functional currency also changed from the Mexican peso to U.S. dollar as of December 31, 2021. The change in functional currency was prospectively applied from the date of the change (Note 3b).

c)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. As of December 31, 2023, and 2022 for accounting purposes the companies included in the consolidated financial statements are as follows:

			% Equity interest
	Principal
Name	Activities	Country	2023	2022
Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. ("Comercializadora")	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1710 (2)	Pre-delivery payments financing (Note 5)	Mexico	—	100%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso 1711 (3)	Pre-delivery payments financing (Note 5)	Mexico	—	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust” (4)	Share administration trust (Note 18)	Mexico	—	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853 (5)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867 (7)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921 (8)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
(1)	The Company has not started operations.
(2)	With effect from January 20, 2023, the Trust 1710 was extinguished.
(3)	With effect from January 20, 2023, the Trust 1711 was extinguished.
(4)	The Trust was terminated on August 9, 2022.
(5)	With effect from June 8, 2022 the trust was constituted.
(6)	With effect from April 1st, 2022 the trusts were constituted.
(7)	With effect from April 13, 2022 the trust was constituted.
(8)	With effect from July 21, 2022 the trust was constituted.

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

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

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

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of trip insurance, rental cars, and advertising spaces to third parties. These as well as cargo services, are recognized as revenue at the time the service is provided.

The Company also evaluates, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When the Company determines that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent).

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

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions (Note 10). The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations after the purchase that could modify the amount of the transaction price.

The Company’s tickets are non-refundable. However, in the event that the company cancels a flight due to causes attributable to the airline, including the COVID-19 pandemic, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All the Company´s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

Under the “Spin Premia” agreement customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company are recorded as a reduction in revenues. The points redeemed for the Company’s services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between the Company and FEMSA.

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

f)  Short-term investments

Short-term investments consist of fixed-term bank deposits with a maturity of more than three but less than twelve months.

g)  Financial instruments initial recognition and subsequent measurement

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

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired.

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

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

Based on this evaluation, allowances are taken into account for the expected losses of these receivables (Note 8).

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

h)  Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

i)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost or at their net realization value, which ever less. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

j)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost, and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2023, 2022, and 2021, the Company did not record any impairment loss in the value of its intangible assets.

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

k)  Assets held for sale

Assets held for sale, formerly non-current assets or groups of assets that are expected to be sold within the next twelve months are measured at the lower of their carrying amount at the time they are reclassified, and fair value less cost to sell. Fair value less cost to sell is derived from recent market transactions, if available.

On December 22, 2022, Concesionaria signed an aircraft sale and purchase agreement with SETNA IO LLC., by a total amount of US$901. As of December 31, 2022 the carrying amount of the remaining owned aircraft was US$795. During February 2023, the Company concluded the transaction, which was closed as agreed.

l)  Guarantee deposits

Guarantee deposits primarily include of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements (Note 11).

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

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment in the consolidated statement of operations, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2023, 2022 and 2021, the Company recognized supplemental lease payments of US$83,528 US$48,172 and US$38,227, respectively.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

During the years ended December 31, 2023 and 2022, the Company added 13 and 18 net new aircraft to its fleet, respectively (Note 14). During the year ended December 31, 2023, the Company extended the lease period of nine aircraft and six engines. During the year ended December 31, 2022, the Company extended the lease period of five aircraft and two engines. Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made (Note 16).

m)  Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

Fleet maintenance requirements may include preventive maintenance tasks based on manufacturers recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine tasks, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component checks.

(i)  Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These type of maintenance events are normally performed by in - house mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 12 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and C checks. All routine maintenance costs are expensed as incurred.

(ii)  Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil - AFAC) authorize maintenance intervals and average removal times as recommended by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

During the years ended December 31, 2023, 2022 and 2021, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of US$139,830, US$138,811 and US$85,940, respectively. For the years ended December 31, 2023, 2022 and 2021, the amortization of major maintenance leasehold improvement costs was US$114,924, US$83,071 and US$40,744, respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

n)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated based on the cost less the estimated residual value of the assets.

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

Depreciation rates are as follows:

Annual
depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event (1)

(1) The period is determined in accordance with usage.

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the long-lived assets and the entire fleet, including right-of-use assets and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that long-lived assets and the entire fleet, including right-of-use assets and flight equipment are impaired in the CGU. The Company records impairment charges in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

o)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the functional currency of the parent company and its main subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign operations prepared under IFRS and denominated in their respective local currencies different from its functional currency are remeasured into their functional currency as follows:

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

Any differences resulting from the remeasurement into the respective functional currency are recognized in the consolidated statements of operations.

Assets and liabilities from foreign operations are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign operations for the years ended December 31, 2023, 2022 and 2021 were US$749, US$3,471 and US$(10,489), respectively.

For the years ended December 31, 2023, 2022 and 2021, the most relevant exchange rates utilized in the conversions to US dollar, are as follows:

	2023				2022				2021
	End of period		Average		End of period		Average		End of period		Average
Currency	exchange rate		exchange rate		exchange rate		exchange rate		exchange rate		exchange rate
Mexican Peso	Ps.	16.8935	Ps.	17.7665	Ps.	19.3615	Ps.	20.1254	Ps.	20.5835	Ps.	20.2818
Colon	₵.	524.7900	₵.	545.1760	₵.	594.9700	₵.	649.5908	₵.	645.900	₵.	624.3460
Quetzal	Q.	7.8301	Q.	7.8428	Q.	7.8515	Q.	7.7765	Q.	7.7285	Q.	7.7589
Colombian Peso	COP.	3,822.05	COP.	4,327.66	COP.	4,810.20	COP.	4,255.44	COP.	3,981.16	COP.	3,751.33

p)  Liabilities and provisions

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

q)  Employee benefits

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

For the years ended December 31, 2023 and 2022, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2023. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2023, 2022 and 2021 the Company expensed US$3,467, US$2,992 and US$3,701, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

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

During 2023, 2022 and 2021, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi)  Share-based payments

a)  LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in (Note 18). This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b)  Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period. The total cost of this plan has been totally recognized during the required service period (Note 18).

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

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

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan.

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

For the years ended December 31, 2023, 2022 and 2021, the employee profit sharing recognized as operating expense in the consolidated statements of operations was US$1,481, US$136 and US$12,951, respectively. Subsidiaries in Central America do not have such employee profit-sharing obligation, as it is not required by local regulations.

r)  Leases

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

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 18	years
Spare engines	up to 18	years
Buildings leases	one to ten	years
Maintenance component	up to eight	years

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

During the years ended December 31, 2023, 2022 and 2021, there were no impairment charges recorded in respect of the right-of-use assets.

iii.  Sale and leaseback

The Company enters into agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

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

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, then the transaction constitutes a failed sale and leaseback and is accounted for as financing transaction. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

During 2023, the Company entered into 11 sale and leaseback transactions involving engines. These transactions were classified as failed sale and leaseback arrangements due to the presence of a substantive option allowing the Company to repurchase the engines at the end of the lease term.

s)   Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a)

Dismantling and removing the underlying asset to meet the conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease. These costs are initially recognized at present value as part of the cost of right-of-use assets.

b)

Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions (Note 14 and 16).

t)   Other taxes and fees payable

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

u)   Income taxes

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

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

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

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

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

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it continually assesses whether the interpretation has an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company has considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of December 31, 2023 and 2022 the Interpretation did not have an impact on the consolidated financial statements of the Company.

v)   Derivative and non-derivative financial instruments and hedge accounting

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

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the years ended December 31, 2023, 2022 and 2021, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

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

w)   Financial instruments — Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

x)   Treasury shares

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

y)   Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America) (Note 26).

z)   Current versus non-current classification

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

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non - current assets and liabilities.

Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

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

As of January 1, 2023 and December 31, 2023, this standard did not have an impact on the consolidated financial statements of the Company.

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

As of December 31, 2023, the Company has disclosed its 'material' accounting policies in its consolidated financial statements. Upon review, the Company has concluded that the information disclosed in these consolidated financial statements is in accordance with the amendments to IAS 1.

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

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted if this fact is disclosed.

As of January 1, 2023 and December 31, 2023, these amendments did not have an impact on the consolidated financial statements of the Company.

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

At the date of adoption of IFRS 16, the Company applied the criterion of recognizing the deferred assets and liabilities associated with the lease liability and the right of use, which is consistent with this amendment to IAS 12, and therefore upon adoption this amendment did not generate effect in the Company. (Note 20).

Standards issued but not yet effective

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●What is meant by a right to defer settlement.
●That a right to defer must exist at the end of the reporting period.
●That classification is unaffected by the likelihood that an entity will exercise its deferral right.
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2024, and must be applied retrospectively.

The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

2.  Use of judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements. The Company’s consolidated financial statements provides a detailed discussion of the material accounting policies. Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company’s financial position or results of operations (Note 1).

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Revisions to estimates are recognized prospectively. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

For leases significant accounting judgments, estimates and assumptions refer to (Note 1r).

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

The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets, including the impact of the COVID-19 pandemic to its business, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will update its analyses accordingly.

For the year ended December 31, 2023, the Company performed an impairment test on its only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 13% (pre-tax of 17.3%) and a long-term growth rate of 2.16%. It was concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2022 and 2021, the Company evaluated through an analysis if there were signs of impairment in its long- lived assets and right- of use assets, and according to the result it was concluded there were no signs of impairment.

v)  Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in its leases, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

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

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2023, 2022 and 2021 represented 38%, 46% and 34% (includes derivative and non-derivative financial instruments for 2021) of the Company’s operating expenses, respectively.

During the years ended December 31, 2023, 2022 and 2021 the Company did not enter into derivative financial instruments to hedge jet fuel.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (Jet Fuel) of the options held by the Company during 2021 is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate an adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss.

All the Company’s calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of December 31, 2023, 2022, and 2021.

During the years ended December 31, 2023, 2022 and 2021 there was no cash flow to recycle for the Zero-Cost collar position.

During the year ended December 31, 2021, the intrinsic value of the call options recycled to the fuel cost was an expense of US$619. These derivative financial instruments were effective.

For the year ended December 31, 2021, there was no cost of hedging as all the derivatives position matured through 2Q2021.

As of December 31, 2023, and 2022, the Company didn´t hold any outstanding fuel position.

Fuel Sensitivity

The sensitivity analysis provided below presents the impact of a change of US$0.01 per gallon in fuel market spot price in the Company´s financial performance. Considering these figures, an increase of US$0.01 per gallon in the fuel prices during 2023, 2022 and 2021 would have impacted the Company’s operating costs in US$3,719, US$3,399 and US$2,731, respectively.

	As of December 31,
	2023	2022	2021
	Operating costs	Operating costs	Operating costs

	(In thousands of U.S. dollars)
+ US$0.01 per gallon	3,719	3,399	2,731
- US$0.01 per gallon	(3,719)	(3,399)	(2,731)

The Company has been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

b)  Foreign currency risk

The Company is exposed to transactional foreign currency risk due to potential mismatches between the currencies in which sales, expenses, receivables, and borrowings are denominated, and the respective functional currencies of the Company and its subsidiaries. The U.S. dollar is the functional currency for Controladora and its main subsidiaries. Transactions are primarily denominated in U.S. dollars and Mexican pesos, with minor transactions denominated in other currencies such as Quetzales, Colombian pesos, and Colones.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2023 is as set forth below:

	Mexican Pesos		Others (1)

	(In thousands of U.S. dollars)
Assets:
Cash, cash equivalents and restricted cash	US$	100,488	US$	13,287
Other accounts receivable, net		54,594		34,650
Guarantee deposits		29,951		514
Derivative financial instruments		1,683		—
Total assets	US$	186,716	US$	48,451

Liabilities:
Financial debt	US$	186,251	US$	—
Lease liabilities		19,655		73
Suppliers		142,453		2,254
Other liabilities		57,283		2,958
Total liabilities	US$	405,642	US$	5,285
Net foreign currency position	US$	(218,926)	US$	43,166

(1) The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2022 is as set forth below:

	Mexican Pesos		Others (1)

	(In thousands of U.S. dollars)
Assets:
Cash, cash equivalents and restricted cash	US$	39,962	US$	6,129
Other accounts receivable, net		66,254		12,595
Guarantee deposits		23,981		252
Derivative financial instruments		1,585		—
Total assets	US$	131,782	US$	18,976

Liabilities:
Financial debt	US$	133,837	US$	—
Lease liabilities		17,003		103
Suppliers		124,374		1,496
Other liabilities		81,378		1,277
Total liabilities	US$	356,592	US$	2,876
Net foreign currency position	US$	(224,810)	US$	16,100

(1) The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

At April 29, 2024, the exchange rate was 1 US per 17.1883 MXP.

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

As of December 31, 2023, 2022 and 2021, the Company did not enter into foreign exchange rate derivatives financial instruments.

Foreign currency sensitivity

The following table demonstrates the sensitivity of a reasonably possible change in Mexican peso exchange. The rate to U.S dollar that would have occurred as of December 31, 2023 and 2022, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in the fair value of assets and liabilities denominated in Mexican peso. The Company’s exposure to foreign currency exchange rates for all other currencies is not material.

	Change in	Effect on profit
	MXN$ rate	before tax
		(In thousands of
		U.S. dollars)
2023	+5%	US$	(8,788)
	-5%		8,788

	Change in	Effect on profit
	MXN$ rate	before tax
		(In thousands of
		U.S. dollars)
2022	+5%	US$	(10,436)
	-5%		10,436

i)  Hedging relationships designating non-derivative financial instruments as hedging instruments for foreign exchange (FX) risk

Regarding the foreign currency risk, effective January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in US as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in US associated to forecasted revenues by using a portion of US denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

As of December 31, 2023, 2022 and 2021, there was not outstanding US balance designated under this hedging strategy due to the discontinuation of the hedge relationships at the end of 2021.

Additionally, during the year ended December 31, 2021, the impact of these hedges was US$21,378, which has been presented as part of the total operating revenue.

The second FX strategy consisted on designating a hedging relationship by using a portion of US denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/US) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years was designated as hedged item; while the hedging instrument was represented by US denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to US$410 million, which represent a portion of the financial assets denominated in US$.

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

As of December 31, 2023, 2022 and 2021, there was not outstanding US$ balance designated under this hedging strategy due to the discontinuation of the hedge relationships.

During the year ended December 31, 2021, the impact of these hedges was US$8,945, presented as part of the total fuel expense.

Since the hedged items for both hedging strategies were targeted at mitigating the cash flow variability of highly expected forecasted transactions, these were represented by multiple hedging relationships which followed the Cash Flow Hedge Accounting Model.

In accordance with IFRS 9, the effective portion related to changes in the fair value of the hedging instruments, was taken to the hedge reserve within the OCI, and was presented under a separate caption within the Company’s Stakeholders Equity. The amounts recorded in OCI were recycled to the consolidated statement of operations on a timely basis as the corresponding US denominated income and/or Jet Fuel consumption, affecting the Company’s operating margins, the recycled amounts are presented as adjustments to operating income and expenses related to each FX hedging strategy.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”).

In November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that starting 2022, LIBOR would no longer be used to issue new loans and the last rates were published on 30 June 2023. As of December 31, 2023 and 2022, all our US dollar financing facilities at floating rate are referenced to SOFR. (Note 5b).

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

In July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule.

The cap started on July 19, 2019, and the maturity date is June 20, 2024; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB19) in 2023 and 2022 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	interest rate	Effect on cap (1)
		(In thousands of U.S.
		dollars)
2023	+0.50%	US$	14
	-0.50%		(13)

2022	+0.50%	US$	(121)
	-0.50%		121

(1) The effect would affect OCI in relation to the interest rate caps.

In addition, during November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and the maturity date is October 20, 2026; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB21L) in 2023 and 2022 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	interest rate	Effect on cap (1)
		(In thousands of U.S.
		dollars)
2023	+0.50%	US$	311
	-0.50%		(269)

2022	+0.50%	US$	(590)
	-0.50%		590

(1) The effect would affect OCI in relation to the interest rate caps.

In October 2023 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

The cap started on October 20, 2023, and the maturity date is September 20, 2028; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term, and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB23) in 2023 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in
	interest rate	Effect on cap (1)
		(In thousands of
		U.S. dollars)
2023	+0.50%	US$	132
	-0.50%		(89)

(1) The effect would affect OCI in relation to the interest rate caps.

As of December 31, 2023 and 2022, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.3.16 billion (US$187.4 million based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) and Ps.2.25 billion (US$116.2 million based on an exchange rate of Ps.19.36 to US$1 on December 31, 2022), respectively, had fair values of US$1,683 and US$1,585, respectively, and are presented as part of the financial assets in the consolidated statement of financial position. As of December 31, 2023 and 2022 the effect allocated in OCI in relation to the interest rate caps amounts to US$922 and US$109, respectively.

For the years ended December 31, 2023, 2022 and 2021 the amortization of the intrinsic value of the cap was US$579, US$161 and US$69 respectively, recycled to the statement of operations as part of the finance cost. During 2023 and 2022 there was no ineffective portion resulting from these hedging instruments.

Debt Sensitivity Analysis

The following sensitivity analysis considers the position exposed to variable interest rates.

The Interbank Equilibrium Interest Rate of the Banco de Mexico (TIIE) 28 days increased 72 basis points and 505 basis points in 2023 and 2022, respectively, going from 10.78% to 11.50%, and from 5.72% to 10.77%, respectively. The Secured Overnight Financing Rate (SOFR) three months increased 73 basis points and 450 basis points in 2023 and 2022, respectively, going from 4.60% to 5.33% and from 0.09% to 4.59%, respectively, and SOFR one month increased 99 basis points and 430 basis points in 2023 and 2022, respectively, going from 4.36% to 5.35%, and from 0.05% to 4.36%, respectively.

In addition to the reference rate changes, if the interest rate had changed on an annual average in the magnitude shown, the impact on the interest expense in the consolidated statements of operations would have been as shown below:

	Year ended December 31, 2023				Year ended December 31, 2022
	+ 100 BP		- 100 BP		+ 100 BP		- 100 BP

		(In thousands of U.S. dollars)

Asset backed trust notes (“CEBUR”) (1)	US$	1,435	US$	(1,435)	US$	1,320	US$	(1,320)
Incline II B Shannon 18 Limited (PDP BBAM)		930		(930)		224		(224)
Banco Santander México, S.A. y Banco Nacional de Comercio Exterior, S.N.C. (“Santander-Bancomext 2022”)		533		(533)		96		(96)
GY Aviation Lease 1714 Co. Limited (PDP CDB)		352		(352)		38		(38)
JSA International U.S. Holdings, LLC (PDP JSA)		288		(288)		88		(88)
Oriental Leasing 6 Company Limited (PDP CMB)		131		(131)		19		(19)
Tarquin Limited		111		(111)		—		—
Wilmington Trust SP Services (Dublin) Limited		24		(24)		—		—
NBB- V11218 Lease Partnership		22		(22)		—		—
NBB- V11951 Lease Partnership		21		(21)		—		—
NBB Pintail Co. Ltd.		17		(17)		—		—
Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)		—		—		961		(961)
Banco Sabadell S.A., Institución de Banca Múltiple (“Sabadell”)		—		—		49		(49)
Banco Actinver S.A., Institución de banca múltiple ("Actinver")		—		—		6		(6)
Total	US$	3,864	US$	(3,864)	US$	2,801	US$	(2,801)

(1) Every Trust Note of (CEBUR VOLARCB19 and VOLARCB21L) issuance has a 10% CAP and for every Trust Note of (CEBUR VOLARCB23) issuance has a 13% CAP, both on TIIE 28 to limit interest payments to increasing rates.

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company manages its cash, cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s exposure outside consolidated statements of financial position represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The company has debts related to the Aircraft pre-delivery payments, which are settled with the reimbursement of the Aircraft pre-delivery payments when the sale and leaseback transaction is carried out (Note 25).

As of December 31, 2023, our cash, cash equivalents and restricted cash were US$774,154.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2023
	Within one		One to five
	year		years		Total
Interest-bearing borrowings:
Aircraft pre-delivery payments (Note 5)	US$	157,318	US$	151,322	US$	308,640
Asset backed trust note (“CEBUR”) (Note 5)		44,396		143,054		187,450
Other financing agreements (Note 5)		12,157		140,906		153,063

Lease liabilities:
Aircraft, engines and buildings leases		372,697		2,518,745		2,891,442
Aircraft and engine lease return obligation		803		286,405		287,208
Total	US$	587,371	US$	3,240,432	US$	3,827,803

	December 31, 2022
	Within one		One to five
	year		years		Total
Interest-bearing borrowings:
Aircraft pre-delivery payments (Note 5)	US$	62,209	US$	75,698	US$	137,907
Asset backed trust note (“CEBUR”) (Note 5)		30,128		86,082		116,210
Working Capital Facilities (Note 5)		18,077		—		18,077

Lease liabilities:
Aircraft, engines and buildings leases		335,620		2,373,103		2,708,723
Aircraft and engine lease return obligation		5,012		244,454		249,466
Total	US$	451,046	US$	2,779,337	US$	3,230,383

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including financial instruments derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties have a high credit rating assigned by international credit-rating agencies.

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

As of December 31, 2023, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 19).

As part of the management strategies related to acquisition of its aircraft (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery (Note 5b).

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

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31,		December 31,		December 31,		December 31,
	2023		2022		2023		2022
Assets
Derivative financial Instruments	US$	1,683	US$	1,585	US$	1,683	US$	1,585

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(649,153)		(272,194)		(671,590)		(282,868)
Total	US$	(647,470)	US$	(270,609)	US$	(669,907)	US$	(281,283)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2023:

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	US$	—	US$	1,683	US$	—	US$	1,683
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings(1)		—		(671,590)		—		(671,590)
Net	US$	—	US$	(669,907)	US$	—	US$	(669,907)

(1) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2022.

	Fair value measurement
	Quoted prices		Significant		Significant
	in active		observable		unobservable
	markets		inputs		inputs
	Level 1		Level 2		Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	US$	—	US$	1,585	US$	—	US$	1,585
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings(1)		—		(282,868)		—		(282,868)
Net	US$	—	US$	(281,283)	US$	—	US$	(281,283)

(1) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the effects from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021:

Instrument	Financial statements caption	2023		2022		2021
Interest rate cap	Finance cost	US$	(579)	US$	(161)	US$	(69)

For the years ended December 31, 2023 and 2022, the Company did not have any gain or loss related to fuel derivatives financial instruments. The following table summarizes the loss from derivatives financial instruments recognized in the consolidated statements of operations for the year ended December 31, 2021:

Instrument	Financial statements caption	2023		2022		2021
Jet fuel Asian call options contracts	Fuel	US$	—	US$	—	US$	(619)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021:

Consolidated statements of other comprehensive (loss) income

	Financial
Instrument	statements caption	2023		2022		2021
Jet fuel Asian call options contracts	OCI	US$	—	US$	—	US$	601
Jet fuel Zero cost collars	OCI		—		—		484
Interest rate cap	OCI		(1,175)		336		(128)
Non derivative financial instruments (1)	OCI		—		—		79,076
Total		US$	(1,175)	US$	336	US$	80,033

(1) For the year ended December 31, 2021, includes the effect of the discontinuation of the hedging strategies by US$109 million as described in note 3b (i).

5.  Financial assets and liabilities

As of December 31, 2023 and 2022, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents and restricted cash, short - term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

	December 31,		December 31,
	2023		2022
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Interest rate cap	US$	1,683	US$	1,585
Total derivative financial assets	US$	1,683	US$	1,585

Presented on the consolidated statements of financial position as follows:
Current	US$	—	US$	—
Non-current	US$	1,683	US$	1,585

b) Financial debt

(i) As of December 31, 2023 and 2022, the Company’s short-term and long-term debt consists of the following:

		December 31,		December 31,
		2023		2022
I.	In June 2019 the Company issued in the Mexican Market, an Asset backed trust notes (“CEBUR”), in Mexican pesos, with maturity date on June 20th, 2024, bearing annual interest rate of TIIE plus 175 basis points.	US$	14,799	US$	38,737

II.	In October 2021 the Company issued in the Mexican Market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, with maturity date on October 20th, 2026, bearing annual interest rate at TIIE plus 200 basis points, along with a 25 basis points adjustment[1].		83,859		77,473

III.	In September 2023 the Company issued in the Mexican Market a third tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, with maturity date on September 20th, 2028, bearing annual interest rate at TIIE plus 215 basis points.		88,792		—

IV.	The company acquired a working capital facility with Banco Sabadell S.A, Institución de banca multiple (“Sabadell”) with national currency, bearing annual interest rate of TIIE plus 240 basis points.		—		10,330

V.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on June 8, 2027, bearing annual interest rate of SOFR plus a spread of 298 basis points, along with a 5 basis points adjustment (1).		57,855		38,635

VI.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 300 basis points, along with an additional adjustment up to 26 basis points.		35,983		27,962

VII.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with an additional adjustment up to 26 basis points.		64,495		15,880

VIII.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on May 31, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		107,178		48,048

IX.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2026, bearing annual interest of SOFR plus a spread of 200 basis points, along with an additional adjustment up to 26 basis points.		43,129		7,382

X.	The company acquired a short-term working capital facility with Banco Actinver S.A, Institución de banca multiple (“Actinver”) in Mexican pesos, bearing an annual interest rate of TIIE plus 250 basis points.		—		7,747

XI.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 7, 19 and 25 of 2026, bearing an annual interest of 6.20%		44,052		—

XII.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 29 of 2026, bearing an annual interest of 6.20%.		8,821		—

XIII.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 29 of 2026, bearing an annual interest of 6.20%.		8,143		—

XIV.	Financing for the acquisition of several engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September and October 2026, bearing an annual interest of 7.16%.		71,507		—

XV.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27 of 2026, bearing an annual interest of 6.99%.		20,540		—

XVI.	Transaction costs to be amortized		(3,158)		(1,034)

XVII.	Accrued interest and other financial cost		7,070		1,875
			653,065		273,035
	Less: Short-term maturities		220,289		112,148
	Long-term Financial debt	US$	432,776	US$	160,887

TIIE: Mexican interbank rate

SOFR: Secured Overnight Financing Rate

(1)Sustainability adjustment

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and projected interest, at December 31, 2023:

			January 2025-		January 2026-
	Within one		December		December		January 2027-
	year		2025		2026		onwards		Total
Santander/Bancomext	US$	42,908	US$	14,947	US$	—	US$	—	US$	57,855
CEBUR program		44,396		29,597		35,764		77,693		187,450
JSA International U.S. Holdings, LLCA		15,130		20,853		—		—		35,983
GY Aviation Lease 1714 Co. Limited		25,907		38,588		—		—		64,495
Incline II B Shannon 18 Limited		73,373		33,805		—		—		107,178
Oriental Leasing 6 Company Limited		—		43,129		—		—		43,129
Tarquin Limited		2,241		2,384		2,536		36,891		44,052
Lease Partnership NBB –V11218		726		772		822		6,501		8,821
Lease Partnership NBB – V11951		670		712		758		6,003		8,143
Wilmington Trust SP Services (Dublin) Limited		7,775		8,373		9,001		46,358		71,507
NBB Pintail Co. LTD		745		799		857		18,139		20,540
Financial debt		213,871		193,959		49,738		191,585		649,153
Accrued interest		7,070		—		—		—		7,070
Projected interest		54,034		29,366		18,279		20,002		121,681
Total	US$	274,975	US$	223,325	US$	68,017	US$	211,587	US$	777,904

On June 8, 2022, the Company entered into pre-delivery payments financing agreement with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trust. The Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) Trust 3853. A feature of this financing is that it will incur in additional five (5) basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five (5) basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

The “Santander/Bancomext 2022” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.

v)Declare and pay dividends or make distributions on the Company’s share capital.

As of December 31, 2023 and 2022, the Company was in compliance with the covenants under the mentioned loan agreement.

As of December 31, 2023, the outstanding balance of the financial debt related to finance pre-delivery payments of aircraft amounts to US$308,640, the Company covers this obligation through the sale and the collection made by the transaction denominated as sale and leaseback at the time of delivery, therefore, it does not represent a disbursement that directly impacts the Company's working capital.

As of December 31, 2023, the Company has signed credit lines totaling US$1,388,830 of which US$960,930 were related to financial debt (US$228,435 were undrawn) and US$427,900 were related to letters of credit (US$178,800 were undrawn). As of December 31, 2023, the Company had available lines of credit by US$407,235. As of December 31, 2022, the Company has signed credit lines totaling US$859,098 of which US$701,220 were related to financial debt (US$390,289 were undrawn) and US$157,878 were related to letters of credit (US$16,129 were undrawn).

The Company signed in April of 2022 three pre-delivery payments financing with lessors for the acquisition of aircraft. For this purpose, a Mexican trust was created for each contract (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC Trust 3866, for GY Aviation Lease 1714 Co. Limited Trust 3855, and for Incline II B Shannon 18 Limited Trust 3867. These facilities do not include financial covenants or restrictions.

The Company signed in July of 2022 a pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, Trust 3921. This facility does not include financial covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$88.8 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$ 177.6 million based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023).

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$14.8 million, US$29.6 million, US$29.6 million and US$14.8 million, based on an exchange rate of Ps.16.89 to US$1 as of December 31, 2023), in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 175 basis point spread. The notes started amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$88.8 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$177.6 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023). With this second issuance the total amount approved for the program has been reached.

The Trust Notes are aligned with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty - five (25) basis points, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five -year maturity annual reductions of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.9 million, US$29.6 million, US$29.6 million and US$24.7 million, based on an exchange rate of Ps.16.89 to US$1 on December 31,2023) in 2023, 2024, 2025 and 2026, respectively,) with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes started amortizing at the end of the second year.

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increase amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$296.0 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$88.8 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$11.1 million, US$44.4 million and US$33.3 million, based on an exchange rate of Ps.16.89 to US$1 on December 31, 2023) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes start amortizing at the end of the third year.

The asset backed trust note’s structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes began in July of 2021 for the first issuance, the second issuance began in November of 2023 and the third issuance will begin in October 2026. In addition, early amortization applies if:

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

As of December 31, 2023, the Company was in compliance with the conditions of the asset backed trusted notes.

In December 2021, the Company renewed its working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos. The facility had maturity dated on December 31, 2023, with an annual interest rate of TIIE 28 days plus a 240-basis points margin. As of December 2023, this credit line has expired.

The “Sabadell” working capital facility had the following covenant:

i. Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

As of December 31, 2022, the Company was not in compliance with the covenant of Sabadell loan agreement. The Company settled this short-term loan on January 5, 2023, as such any potential effects of the non-compliance were solved with the payment. The non-compliance did not trigger any cross-default provisions in other debt instruments or any lease agreement of the Company.

In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. As of December 31, 2023, the facility is not disbursed.

The “Actinver” working capital facility does not include obligations or restrictions.

Other financing agreements

During 2023, the Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

1)	In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines. The agreements bear an annual interest rate of 6.20% and mature in 2028.
2)

In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2028.

3)

In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

4)	In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

Changes in liabilities arising from financing activities

For the years ended December 31, 2023 and 2022 the changes in liabilities from financing activities from the Company are summarized in the following table:

							Foreign		Current vs non-
	January 1,		Net cash		Accrued		exchange		current				Conversion		December 31,
	2023		Flows		Interest (1)		movement		reclassification		Other		effects		2023
Current interest-bearing loans and borrowings	US$	112,148	US$	(22,356)	US$	5,118	US$	(739)	US$	121,804	US$	(479)	US$	4,793	US$	220,289
Non-current interest -bearing loans and borrowings		160,887		381,255		—		—		(121,804)		(1,454)		13,892		432,776
Total liabilities from financing activities	US$	273,035	US$	358,899	US$	5,118	US$	(739)	US$	—	US$	(1,933)	US$	18,685	US$	653,065

							Foreign		Current vs non-
	January 1,		Net cash		Accrued		exchange		current				Conversion		December 31,
	2022		Flows		Interest (1)		movement		reclassification		Other		effects		2022
Current interest-bearing loans and borrowings	US$	196,898	US$	(152,984)	US$	761	US$	739	US$	65,063	US$	124	US$	1,547	US$	112,148
Non-current interest -bearing loans and borrowings		108,039		111,776		—		—		(65,063)		442		5,693		160,887
Total liabilities from financing activities	US$	304,937	US$	(41,208)	US$	761	US$	739	US$	—	US$	566	US$	7,240	US$	273,035

(1) This balance is net of interest provisions and interest effectively paid as of December 31, 2023 and 2022, respectively.

6.  Cash, cash equivalents and restricted cash

As of December 31, 2023 and 2022 this caption is comprised as follow:

	2023		2022
Cash in banks	US$	117,764	US$	77,224
Cash on hand		850		425
Short-term investments (Highly liquid investments/ cash equivalent)		642,604		627,331
Restricted funds held in trust related to debt service reserves		12,936		6,873
Total cash, cash equivalents and restricted cash	US$	774,154	US$	711,853

As of December 31, 2023 and 2022, the Company recorded a portion of advance ticket sales by an amount of US$12,936 and US$6,873, respectively, as a restricted fund (Note 1e). The restricted funds held in Trusts are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

7.  Related parties

a)  An analysis of balances due from/to related parties at December 31, 2023 and 2022 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders or directors of the related parties:

		Country
	Type of transaction	of origin	2023		2022		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	US$	—	US$	2,155	30 days

Due to:
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)	Airport Services	Mexico	US$	12,881	US$	13,579	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		1,918		2	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		620		815	30 days
A&P International Services, S.A.P.I de C.V. (“AISG”)	Aircraft maintenance	Mexico		313		191	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		105		22	30 days
MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador		8		1	30 days
			US$	15,845	US$	14,610

b)  During the years ended December 31, 2023, 2022 and 2021, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2023		2022		2021
Revenues:
Transactions with affiliates
Frontier Airlines Inc (“Frontier”)
Code-share	USA	US$	—	US$	5	US$	3,547
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance(1)	El Salvador	US$	15,674	US$	11,097	US$	—
Technical support	El Salvador		17		—		—
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		12,263		9,792		6,607
A&P International Services, S.A.P.I de C.V. (“AISG”)
Aircraft maintenance	Mexico		2,895		914		—
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		1,175		923		238
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		225		196		214
Servprot, S.A. de C.V.
Security services	Mexico		115		207		175
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador		—		3,690		7,964
Technical support	El Salvador		—		170		143

(1) Includes amounts as part of major maintenance.

c)  Frontier Airlines Inc. (“Frontier”)

Frontier is a related party because Brian H. Franke and Andrew Broderick are members of the board of the Company and members of the board of directors of Frontier as well as managing directors of Indigo Partners, the latest has investments in both Companies. As of December 31, 2023, there is not outstanding balance due to Frontier under this agreement. As of December 31, 2022, the account receivable from Frontier was US$2,155. Additionally, as of December 31, 2023 and 2022, the account payable was US$1,918 and US$2, respectively.

During the year ended December 31, 2023 the Company did not have revenue transactions. During the years ended December 31, 2022 and 2021 the Company recognized revenue under this agreement of US$5 and US$3,547, respectively.

Frontier started having transactions with the Company in August 2018. As of December 31, 2023 and 2022, there have not been guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2022, no provision for expected credit losses has been recognized, due to the Company considers the credit risk is minimal, and these balances are current accounts.

d)  Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023 because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family. As of December 31, 2023 and 2022 there are not outstanding balances due to Servprot under this agreement.

During the years ended December 31, 2023, 2022 and 2021 the Company expensed US$115, US$207 and US$175, respectively.

e)  Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. On January 1st, 2017, the Company entered into an aircraft maintenance and repair services agreement with Aeromantenimiento, S.A., which was extended and amended to be entered into with MRO Commercial, S.A. (“MRO”), an affiliate of Aeroman on January 1st, 2022. This agreement provides for the exclusive use of Aeroman´s services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a five-year term, extended for an additional five-year period from January 1st, 2022.

As of December 31, 2023 and 2022, the Company did not have outstanding balance due to Aeroman.

During the year ended December 31, 2023 the Company did not have expense transactions. The Company incurred expenses in aircraft maintenance and technical support with Aeroman amounted to US$3,860 and US$8,107 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2023 and 2022, the balance due under the agreement with MRO were US$8 and US$1, respectively. During the years ended December 31, 2023 and 2022, the Company incurred expenses in aircraft maintenance with MRO amounted to US$15,691 and US$11,097, respectively.

f)  Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF which provides legal services to us. As of December 31, 2023 and 2022, the balance due under the agreement with MACF was US$105 and US$22, respectively.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized expenses in legal services under this agreement amounted to US$225, US$196 and US$214, respectively.

g)  Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

On April 22, 2020, OMA became a related party because Mr. Ricardo Maldonado Yañez is an independent member of the board of directors, as well as chairman of our Corporate Practices Committee and member of the board of directors of OMA and Mrs. Guadalupe Phillips Margain, our independent member, was a member of the board of directors of OMA until November 2022. As of December 31, 2023 and 2022 the account payable with OMA was US$12,881 and US$13,579, respectively.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized expenses with OMA of US$12,263, US$9,792 and US$6,607, respectively.

h)  Chevez, Ruiz, Zamarripa y Cía, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. As of December 31, 2023 and 2022, the account payable with Chevez was US$620 and US$815, respectively.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized expenses with Chevez of US$1,175, US$923 and US$238, respectively.

i)  A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, AISG has been considered a related party due to Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of December 31, 2023 and 2022, the account payable with AISG was US$313 and US$191, respectively.

During the year ended December 31, 2023 and 2022, the Company recognized expenses in aircraft and engine maintenance amounted to US$2,895 and US$914, respectively.

j)  CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of Clean Joule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost- effective Sustainable Aviation Fuel from agricultural waste and organic residues. On May 23, 2023, the Company made an investment of US$1.7 million by purchasing common stock of CleanJoule, Inc. This transaction has been recorded as a financial instrument under the other current assets caption in the Consolidated Statement of Financial Position since the Company does not have significant influence or control over CleanJoule.

k)  Directors and officers

During the year ended December 31, 2023 and 2022, the chairman and the independent members of the Company’s board of directors received a net compensation of US$696 and US$561, respectively, and the rest of the directors received a net compensation of US$242 and US$177, respectively.

During the year ended December 31, 2023, the amount paid to the chairman and independent members includes an in-kind payment through Company´s shares totaling US$305.

During the year ended December 31, 2021, the chairman and the independent members of the Company’s board of directors received a net compensation of US$622 and the rest of the directors received a net compensation of US$179.

During the years ended December 31, 2023, 2022 and 2021, all the Company’s senior management received an aggregate compensation for short-term benefits of US$13,845, US$11,679 and US$10,464, respectively as well as long-term benefits of US$5,689, US$5,951 and US$8,365, respectively. These amounts were recognized in salaries and benefits in the consolidated statement of operations.

During the years ended December 31, 2023, 2022 and 2021 the cost of the share-based payments MIP transactions was US$6,048, US$5,074 and US$4,410, respectively. The benefit of the cash-settled payments transactions MIP II was US$119, US$4,365 and US$2,984, respectively. (Note 18).

The Company has a short-term benefit plan to certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance targets. As of December 31, 2023 and 2022 the Company recorded a provision in the amount of US$6,541 and US$7,027, respectively. In relation with this cash bonuses, during the years ended December 31, 2023, 2022 and 2021 the Company recorded an expense for an amount of US$6,357, US$6,893 and US$7,602, respectively, under the caption salaries and benefits.

8.  Other accounts receivable, net

An analysis of other accounts receivable as of December 31, 2023 and 2022, is detailed below:

	2023		2022
Current:
Credit cards	US$	59,675	US$	43,942
Benefits from suppliers		11,174		11,491
Other accounts receivable		4,652		4,448
Cargo clients		4,633		4,291
Affinity credit card		4,230		9,432
Travel agencies and insurance commissions		3,493		3,731
Other points of sales		1,014		1,968
Employees		777		68
Airport services		473		287
		90,121		79,658
Allowance for expected credit losses		(877)		(809)
	US$	89,244	US$	78,849

Accounts receivable have the following aging:

	2023		2023		Total		2022		2022		Total
Days	Impaired		Not impaired		2023		Impaired		Not impaired		2022
0–30	US$	677	US$	73,923	US$	74,600	US$	622	US$	68,356	US$	68,978
31–60		—		10,628		10,628		—		1,580		1,580
61–90		—		435		435		—		4,865		4,865
91–120		200		4,258		4,458		187		4,048		4,235
	US$	877	US$	89,244	US$	90,121	US$	809	US$	78,849	US$	79,658

The movement in the allowance for expected credit losses from December 31, 2021 to December 31, 2023 is as follows:

Balance as of December 31, 2021	US$	(615)
Write-offs		1,478
Increase in allowance		(1,672)
Balance as of December 31, 2022		(809)
Write-offs		1,262
Increase in allowance		(1,330)
Balance as of December 31, 2023	US$	(877)

The allowance for expected credit losses on accounts receivables is established in accordance with the approach disclosed at Note 1g) ii).

9.  Inventories

An analysis of inventories as of December 31, 2023 and 2022 is as follows:

	2023		2022
Spare parts and accessories of flight equipment	US$	16,117	US$	15,758
	US$	16,117	US$	15,758

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. For the years ended December 31, 2023, 2022, and 2021, the Company did not record any impairment loss in the value of its inventories.

During the years ended as of December 31, 2023, 2022 and 2021, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$20,928, US$17,825 and US$15,406, respectively.

10.  Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2023 and 2022 is as follows:

	2023		2022
Other prepaid expenses	US$	13,057	US$	8,371
Advances to suppliers		9,347		6,446
Prepaid insurance		9,175		5,816
Sales commission to travel agencies (Note 1d)		7,729		9,037
Flight credits		4,368		3,519
	US$	43,676	US$	33,189

11.  Guarantee deposits

An analysis of this caption as of December 31, 2023 and 2022 is as follows:

	2023		2022
Current asset:
Credit letters deposits	US$	138,207	US$	44,609
Aircraft maintenance deposits paid to lessors (Note 1l)		7,056		16,767
Other guarantee deposits		1,428		1,398
Deposits for rental of flight equipment		1,145		1,583
		147,836		64,357
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1l)		409,997		424,347
Deposits for rental of flight equipment		48,125		56,049
Other guarantee deposits		3,874		3,482
		461,996		483,878
	US$	609,832	US$	548,235

12.  Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December		At December		At December		At December		At December		At December
	31, 2023		31, 2022		31, 2023		31, 2022		31, 2023		31, 2022
Leasehold improvements to flight equipment	US$	579,349	US$	421,130	US$	(331,124)	US$	(215,238)	US$	248,225	US$	205,892
Pre-delivery payments (1)		389,380		185,455		—		—		389,380		185,455
Flight equipment		202,355		110,959		(67,316)		(58,792)		135,039		52,167
Construction and improvements in process		27,135		31,900		—		—		27,135		31,900
Constructions and improvements		8,802		7,564		(7,310)		(6,818)		1,492		746
Office furniture and equipment		3,487		2,997		(2,156)		(1,903)		1,331		1,094
Workshop machinery and equipment		1,658		1,131		(622)		(489)		1,036		642
Computer equipment		1,193		1,409		(1,108)		(1,297)		85		112
Communications equipment		698		582		(443)		(397)		255		185
Workshop tools		660		429		(478)		(420)		182		9
Motorized transport equipment platform		614		565		(475)		(315)		139		250
Service carts on board		542		452		(416)		(368)		126		84
Electric power equipment		530		530		(345)		(295)		185		235
Total	US$	1,216,403	US$	765,103	US$	(411,793)	US$	(286,332)	US$	804,610	US$	478,771

(1) During the years ended December 31,2023, and 2022, the Company capitalized borrowing costs of US$21,901 and US$7,915, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of US$3,330 and US$21,591, respectively.

													Motorized				Workshop
			Constructions										transport				machinery		Service						Construction and		Leasehold
	Flight		and		Computer		Office furniture		Electric power		Workshop		equipment		Communications		and		carts on		Allowance for		Pre-delivery		improvements		improvements to
	equipment		improvements		equipment		and equipment		equipment		Tools		platform		equipment		equipment		board		obsolescence		payments		in process		flight equipment		Total
Net balance as of December 31, 2021	US$	41,914	US$	1,246	US$	200	US$	1,252	US$	289	US$	56	US$	398	US$	223	US$	701	US$	114	US$	—	US$	253,826	US$	26,522	US$	127,861	US$	454,602
Additions		17,091		—		8		9		4		8		—		—		47		7		—		166,571		33,838		138,811		356,394
Disposals and transfers		(1,656)		—		—		(2)		—		—		—		(1)		—		—		—		(221,253)		(4,838)		—		(227,750)
Borrowing costs, net[1]		—		—		—		—		—		—		—		—		—		—		—		(13,676)		—		—		(13,676)
Other movements		—		107		(1)		67		(7)		—		7		1		4		—		—		(13)		(23,622)		23,448		(9)
Depreciation		(5,182)		(607)		(95)		(232)		(51)		(55)		(155)		(38)		(110)		(37)		—		—		—		(84,228)		(90,790)
As of December 31, 2022		52,167		746		112		1,094		235		9		250		185		642		84		—		185,455		31,900		205,892		478,771
Cost		110,959		7,564		1,409		2,997		530		429		565		582		1,131		452		—		185,455		31,900		421,130		765,103
Accumulated depreciation		(58,792)		(6,818)		(1,297)		(1,903)		(295)		(420)		(315)		(397)		(489)		(368)		—		—		—		(215,238)		(286,332)
Net balance as of December 31, 2022		52,167		746		112		1,094		235		9		250		185		642		84		—		185,455		31,900		205,892		478,771
Additions		93,868		8		6		58		—		6		1		6		166		—		—		230,439		17,693		139,830		482,081
Disposals and transfers		(675)		—		—		—		—		—		—		(1)		—		—		—		(45,085)		(1,529)		(122)		(47,412)
Borrowing costs, net[1]		—		—		—		—		—		—		—		—		—		—		—		18,571		—		—		18,571
Other movements		—		1,231		43		432		—		224		48		111		361		90		—		—		(20,929)		18,389		—
Depreciation		(10,321)		(493)		(76)		(253)		(50)		(57)		(160)		(46)		(133)		(48)		—		—		—		(115,764)		(127,401)
As of December 31, 2023		135,039		1,492		85		1,331		185		182		139		255		1,036		126		—		389,380		27,135		248,225		804,610
Cost		202,355		8,802		1,193		3,487		530		660		614		698		1,658		542		—		389,380		27,135		579,349		1,216,403
Accumulated depreciation		(67,316)		(7,310)		(1,108)		(2,156)		(345)		(478)		(475)		(443)		(622)		(416)		—		—		—		(331,124)		(411,793)
Net balance as of December 31, 2023	US$	135,039	US$	1,492	US$	85	US$	1,331	US$	185	US$	182	US$	139	US$	255	US$	1,036	US$	126	US$	—	US$	389,380	US$	27,135	US$	248,225	US$	804,610

a)During 2023 and 2022 the Company acquired nine engines (five NEO and four V2500) and two (NEO) spare engines, respectively, which were accounted for at cost for at total amount of US$85,182 and US$20,120, respectively. The Company identified the major components as separate parts at their respective cost. These major components of the engine are presented as part of the flight equipment and depreciated over their useful life.
b)During the years ended December 31, 2023 and 2022, the Company capitalized borrowing costs which amounted to US$21,901 and US$7,915, respectively (Note 23). The Company capitalizes the actual borrowing costs of the borrowings directly attributable to the constructions of aircraft and engines. For the years ended December 31, 2023 and 2022, the weighted rate of the direct borrowings used to determine the amount of borrowing costs was 8.85% and 5.34%, respectively.
c)Depreciation expense for the years ended December 31, 2023, 2022 and 2021, was US$127,401, US$90,790 and US$50,297, respectively. Depreciation expenses for the year are recognized as a component of operating expenses in the consolidated statements of operations.
d)In October 2005 and December 2006, the Company entered into purchase agreements with Airbus and International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively. Under such agreements and prior to the delivery of each aircraft and engine, the Company agreed to make pre-delivery payments, which were calculated based on the reference price of each aircraft and engine, and following a formula established for such purpose in the agreements.

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

On August 16, 2013, the Company entered into certain agreements with IAE and United Technologies Corporation Pratt & Whitney Division (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, to be delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet to be received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of sixteen aircraft (10 A320NEO and 6 A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet. In April 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of two aircraft A320NEO.

On May 12, 2020, the Company entered into certain agreements with IAE, which included the purchase of the engines for 46 A320NEO and 34 A321NEO respectively, to be delivered between 2022 and 2028. This agreement also included the purchase of eleven firm spare engines for the A320NEO fleet to be received from 2022 to 2029.

In October 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of thirteen aircraft (all A320NEO). This agreement also includes the purchase of one spare engine for the A320NEO fleet.

The Company received credit notes from P&W in December 2017 of US$3.1 million, which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2023, 2022 and 2021, the Company amortized a corresponding benefit from these credit notes of US$216, US$225 and US$241, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2023 and 2022, the amounts paid for aircraft and spare engine pre-delivery payments were of US$230.4 million and US$166.6 million, respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 141 Airbus A320 family aircraft during a period of eight years (from January 2024 to December 2030). The agreement provides for the addition of 141 Aircraft to its fleet as follows: 10 in 2024, 23 in 2025, 29 in 2026, 21 in 2027, 19 in 2028, 14 in 2029 and 25 to be delivered during 2030; considering that these deliveries are subject to potential delays notified by the manufacturer. Commitments to acquisitions of property and equipment are disclosed in Note 25.

During the years ended December 31, 2023, 2022 and 2021 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in gains of US$8,275, US$21,193 and US$9,668, respectively, these were recorded under the caption other operating income in the consolidated statement of operations, that represented only the amount of gains that relate to the rights transferred to the buyer-lessor. (Note 22).

e) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of US$5 million in 2022 and US$1.5 million in 2017, which are amortized on a straight-line basis, prospectively during the term of the agreement. For the years ended December 31, 2023, 2022 and 2021, the Company amortized a corresponding benefit from these credit notes of US$519, US$452 and US$258, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

For the years ended December 31, 2023, 2022 and 2021, the Company did not record any impairment loss.

13.  Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value				Accumulated amortization				Net carrying amount

	Life	At December 31,
	Years	2023		2022		2023		2022		2023		2022
Software	1 - 4	US$	58,281	US$	47,850	US$	(42,062)	US$	(35,125)	US$	16,219	US$	12,725

Balance as of January 1st, 2022	US$	12,632
Additions		6,790
Amortization		(6,696)
Exchange differences		(1)
Balance as of December 31, 2022		12,725
Additions		10,387
Amortization		(6,895)
Exchange differences		2
Balance as of December 31, 2023	US$	16,219

During the second half of 2021 and beginning of 2022 the Company implemented the SAP S/4HANA software. During 2022 and 2021 the costs directly attributable to developments and improvements to systems were recognized as an intangible asset and other non-qualifying costs as part of the implementation were recognized in the statements of operations.

Software amortization expense for the years ended December 31, 2023, 2022 and 2021 was US$6,895 and US$6,696, US$6,752, respectively. These amounts were recognized in depreciation and amortization caption on the consolidated statements of operations.

14.   Leases

As of December 31, 2023, and 2022 the most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. On December 31, 2023, the Company leases 129 aircraft (116 as of December 31, 2022) and 20 spare engines (23 as of December 31, 2022) that have maximum terms through 2035. The leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines, leases(1):

Aircraft		At December	At December
Type	Model	31, 2023	31, 2022
A319	132	3	3
A320	233	39	39
A320	232	1	1
A320NEO	271N	51	48
A321	231	10	10
A321NEO	271N	25	15
		129	116

Engine spare		At December	At December
Type	Model	31, 2023	31, 2022
V2500	V2524-A5	—	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	6
V2500	V2527-A5	6	6
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		20	23

(1) Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

In the third quarter of 2023, P&W announced preventive accelerated inspections for the GTF engines. Consequently, the Company's GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company extended certain aircraft and engines lease agreements and added new aircraft and engines to its fleet.

During the year ended December 31, 2023, the Company added 13 new leased aircraft to its fleet. This includes one A320NEO and two A321NEO acquired through a sale and leaseback transaction under the existing Airbus purchase agreement, as well as two A320NEO and eight A321NEO directly incorporated from the lessor's aircraft order book.

During 2023, the Company extended the lease term of eight A320CEO and one A321CEO aircraft for an additional period of up to four years.

Additionally, during the year ended December 31, 2023, the Company extended the lease term of six spare engines for an additional period of up to 3.5 years.

All accounting effects of these extensions and new incorporations of aircraft, engines and building leases have been assessed and presented in the Company's Financial Statements. As of December 31, 2023, the Company recorded a net increase of US$478,303 in the Right-of-Use assets and lease liabilities, respectively, resulting from these aircraft and engine lease extensions and new incorporations.

During the year ended December 31, 2023, the Company received compensation from the engines manufacturer, which was recognized in the Company's Consolidated Statement of Operations.

During the year ended December 31, 2022, the Company added 18 new leased aircraft to its fleet (six A320neo and seven A321neo, acquired through a sale and leaseback transaction under our existing Airbus purchase agreement, three A320neo and  two A321neo obtained directly from the lessor´s aircraft order book). All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Also, the Company extended the term of two A321CEO, two A320CEO and one A319CEO for an additional period of up to four years.

During the year ended December 31, 2022, the Company also incorporated three CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of two spare engines for an additional period of up to one year.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

			Spare engine
	Aircraft leases		leases		Building leases		Total
As of December 31, 2021	US$	1,862,664	US$	34,953	US$	19,618	US$	1,917,235
Additions		521,711		1,023		30,597		553,331
Modifications		25,895		(168)		5,081		30,808
Depreciation on right of use assets		(299,517)		(11,627)		(9,299)		(320,443)
As of December 31, 2022		2,110,753		24,181		45,997		2,180,931
Additions		401,943		—		2,774		404,717
Extensions		64,994		7,825		767		73,586
Modifications		32,167		9,006		—		41,173
Depreciation on right of use assets		(337,694)		(11,524)		(12,797)		(362,015)
As of December 31, 2023	US$	2,272,163	US$	29,488	US$	36,741	US$	2,338,392

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2023		2022
As of January 1st,	US$	2,708,723	US$	2,412,137
Additions		404,650		550,834
Modifications		114,759		29,842
Disposals		(4,378)		—
Accretion of interest		194,416		165,043
Foreign exchange effect		2,346		(129)
Payments		(529,074)		(449,004)
As of 31 December,	US$	2,891,442	US$	2,708,723
Current	US$	372,697	US$	335,620
Non-current	US$	2,518,745	US$	2,373,103

The Company had total cash outflows for leases of US$529,074 in 2023 (US$449,004 in 2022 and US$458,968 in 2021).

During the years ended December 31, 2023, 2022 and 2021, the Company recognized expenses related to              short - term leases and leases of low - value assets for an amount of US$7,925, US$,6,680 and US$8,964, respectively.

For the years ended December 31, 2023, 2022 and 2021 the amounts recognized in profit or loss were as follow:

	For the years ended December 31,
	2023		2022		2021
Depreciation of right-of-use assets	US$	(362,015)	US$	(320,443)	US$	(269,351)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 23)		(191,967)		(174,769)		(128,159)
Aircraft and engine variable lease expenses		(103,845)		(124,532)		(83,373)
Short - term leases and leases of low - value assets		(7,925)		(6,680)		(8,964)
Total amount recognized in profit or loss	US$	(665,752)	US$	(626,424)	US$	(489,847)

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

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. For the years ended December 31, 2023, 2022 and 2021, in relation with this provision the Company expensed as supplemental rent US$80,894, US$58,658 and US$55,668, respectively.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded redelivery expenses of US$103,845, US$124,532 and US$83,373 respectively.

ii)Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

During 2023 and 2022, due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$73,586 and $30,653, respectively.

15.  Accrued liabilities

a)  The detail of current accrued liabilities as of December 31, 2023 and 2022 is as follows:

	2023		2022
Fuel and traffic accrued expenses	US$	68,945	US$	105,284
Maintenance and aircraft parts accrued expenses		23,199		25,172
Sales, marketing and distribution accrued expenses		22,543		7,636
Salaries and benefits		19,628		19,091
Accrued administrative expenses		15,491		12,517
Maintenance deposits		3,825		5,933
Deferred revenue from V Club membership		3,707		4,967
Information and communication accrued expenses		3,224		2,979
Supplier services agreement		1,449		2,262
Others		473		408
Benefits from suppliers		279		270
Advances from travel agencies		—		53
	US$	162,763	US$	186,572

b)  Non-current accrued liabilities as of December 31, 2023 and 2022 is as follows:

	2023		2022
Supplier services agreement	US$	12,964	US$	12,914
Other		551		369
	US$	13,515	US$	13,283

16. Other liabilities

	Balance as of						Balance as of
	January 1,		Increase for				December 31,
	2023		the year		Payments		2023
Aircraft and engine lease return obligation (Note 1s and 2i)	US$	249,466	US$	104,831	US$	(67,089)	US$	287,208
Employee profit sharing (Note 17)		386		1,481		(367)		1,500
	US$	249,852	US$	106,312	US$	(67,456)	US$	288,708

Current maturities							US$	2,303
Non-current							US$	286,405

	Balance as of						Balance as of
	January 1,		Increase for				December 31,
	2022		the year		Payments		2022
Aircraft and engine lease return obligation (Note 1s and 2i)	US$	188,879	US$	94,815	US$	(34,228)	US$	249,466
Employee profit sharing (Note 17)		12,686		136		(12,436)		386
	US$	201,565	US$	94,951	US$	(46,664)	US$	249,852

Current maturities							US$	5,398
Non-current							US$	244,454

During the year ended December 31, 2023 cancellations or write-offs related to these liabilities were recorded by an amount of US$19,810. During the year ended December 31, 2022 no cancellations or write-offs related to these liabilities were recorded.

17.  Employee benefits

The components of net period cost recognized in the consolidated statement of operations and the obligations for seniority premium for the years ended December 31, 2023, 2022 and 2021, are as follows:

	2023		2022		2021
Analysis of net period cost:
Current service cost	US$	2,187	US$	6,518	US$	425
Interest cost on benefit obligation		1,109		692		127
Net period cost	US$	3,296	US$	7,210	US$	552

Changes in the defined benefit obligation are as follows:

	2023		2022
Defined benefit obligation as of January 1,	US$	10,987	US$	3,968
Net period cost charged to profit or loss:
Current service cost		2,187		6,518
Interest cost on benefit obligation		1,109		692
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions		107		(253)
Payments made		(1,321)		(179)
Conversion effect foreign currency		1,575		241
Defined benefit obligation as of December 31,	US$	14,644	US$	10,987

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2023		2022
Financial:
Discount rate	9.69%		9.21%
Expected rate of salary increases	5.60%		5.50%
Annual increase in minimum salary	3.75	%(1) (3)	19.00/4.00	%(2) (3)

Biometric:
Mortality (4)	EMSSA 09, CEPAL *2010 EL SALVADOR, CEPAL *2010 COSTA RICA		EMSSA 09, CEPAL* 2010 EL SALVADOR, CEPAL*2010 COSTA RICA
Disability (5)	IMSS-97		IMSS-97

(1)	3.75% applies to the General Zone and Border Zone in Mexico
(2)	19.00% applies to the General Zone and 4.00% to the Border Zone in Mexico
(3)	Border Zone, is made up of the states that border with the United States and the General Zone is made up by the rest states of the country.
(4)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(5)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

As of December 31,2023, and 2022 the accruals related to employee profit sharing which is included as part of short-term other liabilities caption, are as follows:

	2023		2022
Employee profit-sharing (Note 16)	US$	1,500	US$	386

Sensitivity analysis

A reasonably possible variation at the date of the report, in one of the most significant actuarial assumptions, and assuming that the rest of the variables had remained constant, would have affected the benefit obligations defined as of December 31, 2023 in the amounts shown below:

		Present value of the defined benefit obligation
		(In thousands of U.S. dollars)
Assumptions		Increase		Decrease
Discount rate:	50 basis points	US$	13,907	US$	15,450
Statutory minimum wage increase rate:	50 basis points	US$	14,928	US$	14,380
Salary increase rate:	50 basis points	US$	15,196	US$	14,135

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

b)  LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), in November 2014 certain key employees of the Company were granted with a special bonus by an amount of Ps.10,831 (US$797 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos, Controladora and Concesionaria granted a bonus to each key executive;
(ii)	The bonus amount by Ps.7,059 (US$520 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employees, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the BMV based on the Administration Trust’s Technical Committee instructions;
(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.
(iv)	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos, Controladora or Concesionaria would be entitled to receive the proceeds of the sale of shares.
(v)	The key employees’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key employees and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury shares in the consolidated statement of changes in equity.

In November 2023, 2022 and 2021, the extensions to the LTIP were approved by the Company’s shareholder’s and the Company’s Board of Directors. The total cost of the extensions approved were US$5,708 (US$3,711 net of withheld taxes), US$5,703 (US$3,707 net of withheld taxes) and US$5,086 (US$3,307 net of withheld taxes) in 2023, 2022 and 2021, respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2023 and 2022, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A
	shares
Outstanding as of December 31, 2021	4,490,421
Purchased during the year	4,354,473
Granted during the year	—
Exercised/vested during the year	(2,161,968)
Forfeited during the year	(103,712)
Outstanding as of December 31, 2022	6,579,214	(1)
Purchased during the year	5,847,018
Exercised/vested during the year	(2,932,479)
Forfeited during the year	(330,453)
Outstanding as of December 31, 2023	9,163,300	(1)

(1) These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2023 and 2022.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A
shares	Vesting period
3,880,683	November 2024
3,333,601	November 2025
1,949,016	November 2026
9,163,300

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2023, 2022 and 2021, the compensation expense recorded in the consolidated statement of operations amounted to US$6,048, US$5,074 and US$4,410, respectively.

During 2023, 2022 and 2021, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2023, 2022 and 2021, were 330,453, 103,712 and 551,732, respectively.

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

On December 24, 2012, the Administrative Trust was created, and the share sale agreements were executed. On December 27, 2012, the trust borrowed Ps.133,723 (US$10,305 as of December 27, 2012 based on an exchange rate of Ps. 12.97 to US$1) from the Company and immediately after; the trust paid the Company the same amount borrowed as purchase price for the shares.

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

The carrying amount of the liability relating to the SARs as of December 31, 2023, and 2022 was US$1,433 and US$1,562, respectively. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded a benefit of US$119, US$4,365 and US$2,984, respectively, in the consolidated statement of operations. During the years ended 2023, 2022 and 2021 were not exercised any SARs.

The summary related to expense recognized for the Company’s retention plans during the years 2023, 2022 and 2021 is shown in the following table:

	2023		2022		2021
Benefit arising from cash-settled share-based payments transactions	US$	(119)	US$	(4,365)	US$	(2,984)
Expense arising from equity-settled share-based payments transactions		6,048		5,074		4,410
Total expense arising from share-based payments transactions	US$	5,929	US$	709	US$	1,426

d)  Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five – year period with an exercise share price at Ps.21.14, Ps.33.80 and Ps.32.23 for the years ended 2023, 2022 and 2021, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes on August 29, 2018 the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Controladora Vuela Compañía de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares held as of December 31, 2023, 2022 and 2021 available to be exercised is 4,781,769, 5,945,417 and 4,589,726, respectively and are included in treasury shares.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP. Starting in 2023, certain members of the Board of Directors receive additional benefits through a stock-based plan administered by the LTIP Trust. These benefits are delivered to the beneficiaries once the established conditions are met. As of December 31, 2023, the trustee held 370,860 shares (treasury shares). The total approved cost was US$640 (US$452 net of withheld taxes).

19.  Equity

As of December 31, 2023, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed	Variable
	Class I	Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	—	—	—
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(14,525,694)	(14,525,694)	(1)
	24,180	1,151,426,803	1,151,450,983

(1)  During the year ended December 31, 2023, a total of 330,453 forfeited shares have been included as part of treasury shares.

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

(1)  During the year ended December 31, 2022, a total of 103,712 forfeited shares have been included as part of treasury shares.

On November 22, 2023, the holders of all of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates in the form of the corresponding American Depositary Shares.

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

During the years ended December 31, 2023, 2022 and 2021 the Company did not declare any dividends.

In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2023, 2022 and 2021, the Company’s legal reserve was US$17,363, or 7%, respectively of our capital stock.

For the years ended December 31, 2023, 2022 and 2021, the Company did not allocate any amount to the legal reserve fund. As of December 31, 2023, 2022 and 2021 the Company’s legal reserve has not reached the 20% of its capital stock.

Any distribution of earnings in excess of the net tax profit account Cuenta de Utilidad Fiscal Neta (“CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014. Dividends paid will be free of Income taxes if they come from the (“CUFIN”). Dividends that exceed the (“CUFIN”) and of the Cuenta de Utilidad Fiscal Reinvertida (“CUFINRE”) will cause a tax equivalent to 42.86%.

Shareholders may contribute certain amounts for future increases in capital stock, either in the fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock must be authorized. As of December 31, 2023 and 2022, the Company had balance of US$0.1 and US$0.1, respectively.

a)   Earnings (loss) per share

Basic earnings (loss) per share (“EPS” or “LPS”) amounts are calculated by dividing the net earnings (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

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

The following table shows the calculations of the basic and diluted earnings income (loss) per share for the years ended December 31, 2023, 2022 and 2021.

	As of December 31,
	2023		2022		2021
Net income (loss) for the period	US$	7,819	US$	(80,224)	US$	106,453
Weighted average number of shares outstanding (in thousands):
Basic		1,152,609		1,155,030		1,152,256
Diluted		1,165,451		1,165,135		1,165,612
EPS – LPS:
Basic	US$	0.007	US$	(0.069)	US$	0.092
Diluted	US$	0.007	US$	(0.069)	US$	0.091

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

(i)	Based on the approved law, corporate income tax current rate for 2023, 2022 and 2021 and thereafter is 30%.
(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.
(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.
(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.
(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2023, 2022 and 2021  were in Guatemala 25%, Costa Rica 30% and El Salvador 30%.

b)  For the years ended December 31, 2023, 2022 and 2021, the Company reported on a consolidated basis taxable income of US$59,984, US$53,293 and US$59,472, respectively, which was partially offset by tax losses from prior years.

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

c)  An analysis of consolidated income tax expense for the years ended December 31, 2023, 2022 and 2021 is as follows:

Consolidated statements of operations

	2023		2022		2021
Current income tax expense	US$	(21,939)	US$	(15,456)	US$	(17,903)
Deferred income tax benefit (expense)		22,316		67,595		(12,670)	(1)
Total income tax benefit (expense)	US$	377	US$	52,139	US$	(30,573)

(1)    Includes translation effect by US$ (118)

Consolidated statements of comprehensive income

	2023		2022		2021
Deferred income tax related to items recognized in OCI during the year
Net gain (loss) cash flow hedges	US$	362	US$	(80)	US$	(274)
Remeasurement gain (loss) of employee benefits		32		(79)		138
Benefit (expense) deferred income tax recognized in OCI	US$	394	US$	(159)	US$	(136)

d)  A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

The Company’s effective income tax reconciliation using domestic tax rate

	2023		%	2022		%	2021		%
Statutory income tax rate	US$	2,233	30.00%	US$	(39,709)	30.00%	US$	41,108	30.00%
Amendment tax return effects and other tax adjustments		7,074	95.05%		1,242	(0.94)%		(29)	(0.02)%
Inflation on furniture, intangible and equipment		(1,370)	(18.41)%		(309)	0.23%		(2,323)	(1.70)%
Inflation of tax losses		(6,734)	(90.48)%		(4,335)	3.28%		(1,971)	(1.44)%
Foreign countries difference with Mexican statutory rate		21	0.28%		(9)	0.00%		124	0.10%
Annual inflation adjustment		(3,262)	(43.83)%		(11,200)	8.46%		(7,971)	(5.82)%
Effect of unrecognized (recognized) NOLs		3,030	40.71%		7	0.00%		(434)	(0.32)%
Non-deductible expenses		26,132	351.15%		7,695	(5.81)%		2,069	1.51%
Difference in Foreign Exchange losses for tax purposes		(27,501)	(369.53)%		(5,521)	4.17%		—	—
	US$	(377)	(5.06)%	US$	(52,139)	39.39%	US$	30,573	22.31%

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

Central America (Guatemala, Costa Rica and El Salvador)

According to “GITL”, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2023, 2022 and 2021, our subsidiary in Guatemala generated tax profit (loss) of US$623, US$(10) and US$(32), respectively.

According to “CRITL”, under the regime on profits from business activities, tax losses can offset taxable income in a term of three years. For the years ended December 31, 2023 and 2021, our subsidiary in Costa Rica generated net operating loss for an amount of US$9,503 and US$5,947, respectively, for which no deferred tax asset has been recognized. For the year ended December 31, 2022, our subsidiary in Costa Rica generated net operating gain for an amount of US$3,869.

According to “ESITL”, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2023 and 2022, our subsidiary in El Salvador generated net operating gain for an amount of US$3,245 and US$17,078, respectively. For the year ended December 31, 2021, our subsidiary in El Salvador generated net operating losses for an amount of US$2,601.

e)  An analysis of consolidated deferred taxes is as follows:

	For the years ended December 31
	2023		2022
Deferred income tax assets:
Lease liability	US$	899,011	US$	755,855
Unearned transportation revenue		13,392		58,010
Aircraft and engine lease return obligation		86,696		77,007
Tax losses available for offsetting against future taxable income		39,360		38,387
Intangible		23,190		29,687
Allowance for doubtful accounts		411		4,854
Other financing agreements		45,919		—
Employee benefits		4,220		2,486
Employee profit sharing		375		134
Derivative financial instruments		121		—
Provisions		52,848		—
		1,165,543		966,420
Deferred income tax liabilities:
Right of use asset		735,092		571,521
Supplemental rent		72,521		55,479
Rotable spare parts, furniture and equipment, net		120,846		120,561
Provisions		—		7,345
Inventories		4,835		4,594
Other prepayments		2,602		376
Derivative Financial instruments		—		33
Prepaid expenses and other assets		9,331		8,963
		945,227		768,872
	US$	220,316	US$	197,548

As of December 31, 2023 and 2022 the amount of deferred income tax as follows:

	2023		2022

Deferred income tax assets	US$	236,026	US$	208,010
Deferred income tax liabilities		(15,710)		(10,462)
Deferred income tax assets, net	US$	220,316	US$	197,548

A reconciliation of deferred income tax asset, net is as follows:

	2023		2022
Opening balance as of January 1,	US$	197,548	US$	130,081
Deferred income tax benefit during the current year recorded on profits		22,316		67,595
Deferred income tax benefit (expense) during the current year recorded in accumulated other comprehensive loss		394		(159)
Conversion effects		58		31
Closing balance as of December 31,	US$	220,316	US$	197,548

According to IAS 12, Income Taxes, a deferred income tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized as of December 31, 2023 and 2022 a deferred tax asset for tax losses of US$39,360 and US$38,387, respectively.

An analysis of the available tax losses carry-forward of the Company at December 31, 2023 is as follows:

Year	Historical		Adjusted		Amortized		Amount outstanding to		Year of
of loss	Losses		losses		losses		amortize		expiration
2019	US$	291	US$	356	US$	249	US$	107	2029
2020		3,345		3,871		799		3,072	2030
2021		670		780		—		780	2031
2022		127,127		136,393		14,477		121,916	2032
2022		6,025		6,025		699		5,326	2025
2023		9,504		9,504		—		9,504	2026
	US$	146,962	US$	156,929	US$	16,224	US$	140,705

During the years ended December 31, 2023 and 2022 the Company utilized US$15,452 and US$4,035 of the available tax loss carry-forwards, respectively.

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries as of December 31, 2023, is as follows:

	Historical		Adjusted		Amortized		Total amount
	loss		losses		losses		outstanding to amortize
Concesionaria	US$	126,855	US$	136,100	US$	14,477	US$	121,623
Vuela Aviación		15,529		15,529		699		14,830
Comercializadora		3,202		3,897		249		3,648
Viajes Vuela		1,376		1,403		799		604
	US$	146,962	US$	156,929	US$	16,224	US$	140,705
Unrecognized Net Operating Losses (NOLs)								(9,504)
							US$	131,201
Tax rate								30%
Deferred income tax							US$	39,360

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate in 2023 was US$ 7,833 (2022 US$7,143). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Group will not distribute its profits until it obtains the consent of all venture partners.

f)  At December 31, 2023 the Company had the following tax balances:

	2023
(Cuenta de capital de aportación “CUCA”)	US$	330,378
(Cuenta de Utilidad Fiscal Neta “CUFIN”(1))		260,187

(1) The calculation comprises all the subsidiaries of the Company.

As of December 31, 2023, the Company has tax proceedings regarding uncertain tax positions by an amount of about US$76 million, associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has filed legal administrative procedures. Volaris considers that has solid arguments to believe that it will not have adverse effects as such no adjustments have been considered. Nonetheless, until all stages in the procedures are exhausted in each proceeding, the Company cannot assure the achievement of a final favorable resolution.

21. Operating Revenues

For the years ended December 31, 2023, 2022 and 2021, the revenues from contracts with customers is described as follows:

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2023	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	US$	1,027,699	US$	622,588	US$	—	US$	—	US$	1,650,287
Other Passenger Revenues		901,331		551,075		12,964		7,867		1,473,237
		1,929,030		1,173,663		12,964		7,867		3,123,524
Non-Passenger Revenues
Other Non-Passenger revenues		114,318		1,106		—		—		115,424
Cargo		4,432		15,593		—		—		20,025
Total	US$	2,047,780	US$	1,190,362	US$	12,964	US$	7,867	US$	3,258,973

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2022	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	US$	1,097,480	US$	563,696	US$	—	US$	—	US$	1,661,176
Other Passenger Revenues		695,602		365,243		11,403		6,003		1,078,251
		1,793,082		928,939		11,403		6,003		2,739,427
Non-Passenger Revenues
Other Non-Passenger revenues		92,088		889		—		—		92,977
Cargo		13,171		1,615		—		—		14,786
Total	US$	1,898,341	US$	931,443	US$	11,403	US$	6,003	US$	2,847,190

	At the flight time				At the sale				Total
Revenue recognition for the year ended December 31, 2021	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	US$	860,143	US$	405,837	US$	—	US$	—	US$	1,265,980
Other Passenger Revenues		707,368		151,261		6,700		1,615		866,944
		1,567,511		557,098		6,700		1,615		2,132,924
Non-Passenger Revenues
Other Non-Passenger revenues		76,306		566		—		—		76,872
Cargo		11,410		472		—		—		11,882
Total	US$	1,655,227	US$	558,136	US$	6,700	US$	1,615	US$	2,221,678
Non-derivative financial instruments										(21,378)
									US$	2,200,300

Transactions from unearned transportation revenues

	2023		2022
January 1,	US$	346,469	US$	303,982
Deferred		3,120,455		2,781,914
Recognized in revenue during the year		(3,123,524)		(2,739,427)
December 31,	US$	343,400	US$	346,469

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

22.  Other operating income and expenses

An analysis of other operating income is as follows:

	2023		2022		2021
Gain on sale and leaseback (Note 12)	US$	8,275	US$	21,193	US$	9,668
Gain (loss) on sale of rotable spare parts, furniture and equipment and others		3,540		(1,645)		(122)
Other income		42,895		5,518		1,212
	US$	54,710	US$	25,066	US$	10,758

An analysis of other operating expenses is as follows:

	2023		2022		2021
Administrative and operational support expenses	US$	110,556	US$	49,431	US$	37,042
Technology and communications		29,651		25,708		21,296
Others		17,996		15,756		92
Passenger services		5,930		5,116		3,675
Insurance		5,731		6,574		3,753
	US$	169,864	US$	102,585	US$	65,858

23.  Finance income and cost

An analysis of finance income is as follows:

	2023		2022		2021
Interest on cash and equivalents	US$	32,461	US$	12,036	US$	2,872
Interest on recovery of guarantee deposits		4,611		155		379
Interest on cash and equivalents held in the trust CIB/3249		1,150		711		280
	US$	38,222	US$	12,902	US$	3,531

An analysis of finance cost is as follows:

	2023		2022		2021
Interest expense on lease liabilities and aircraft and engine lease return obligation	US$	191,967	US$	174,769	US$	128,159
Interest on asset backed trust notes		16,969		12,049		5,672
Cost of letter credit notes		5,477		4,131		3,025
Interest on debts and borrowings(1)		2,851		533		703
Other finance costs		1,153		584		1,589
Derivative financial instruments loss		579		161		—
Bank fees and others		347		308		226
	US$	219,343	US$	192,535	US$	139,374

(1) The borrowing costs related to the construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility.

	2023		2022		2021
Interest on debts and borrowings	US$	24,752	US$	8,448	US$	7,801
Capitalized interest (Note 12)		(21,901)		(7,915)		(7,098)
Net interest on debts and borrowing in the consolidated statements of operations	US$	2,851	US$	533	US$	703

24.  Components of accumulated other comprehensive loss

a.	An analysis of the accumulated other comprehensive loss for the years ended December 31, 2023 and 2022 is as follows:

			Derivative and		Exchange
	Remeasurements		non-derivative		differences on
	of employee		financial		the translation
	benefits		instruments		of foreign operations		Total
Other comprehensive loss:
Net balances as of December 31, 2021	US$	(721)	US$	(365)	US$	(148,124)	US$	(149,210)
Comprehensive income of the year		253		336		3,471		4,060
Expense income tax deferred		(79)		(80)		—		(159)
Balances as of December 31, 2022		(547)		(109)		(144,653)		(145,309)
Comprehensive (loss) income of the year		(107)		(1,175)		749		(533)
Benefit income tax deferred		32		362		—		394
Net balances as of December 31, 2023	US$	(622)	US$	(922)	US$	(143,904)	US$	(145,448)

b.	An analysis of the effects of the derivative and non- derivative financial instruments in other comprehensive (loss) income for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023		2022		2021
Derivative and non-derivative financial instruments:
Extrinsic value of changes on jet fuel Asian call options	US$	—	US$	—	US$	601
Extrinsic value of changes on jet fuel Zero cost collars		—		—		484
(Loss) income of the interest rate Cap		(1,175)		336		(128)
		(1,175)		336		957
Non derivative financial instruments(1)		—		—		79,076
Total	US$	(1,175)	US$	336	US$	80,033

(1) As of December 31, 2021, includes the effect of the discontinuation of the hedging strategies by US$109 million as described in Note 3b (i).

25.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment
	expenditures in
	thousands of U.S.
	dollars
2024	US$	280,818
2025		711,112
2026		1,408,871
2027		1,123,329
2028 and thereafter		3,065,774
	US$	6,589,904

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2023, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next two years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in thousands of U.S. dollars
2024	US$	626,500
2025		821,000
	US$	1,447,500

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the then current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S.
	dollars
2024	US$	19,440
2025		84,730
2026		96,869
2027		96,869
2028 and thereafter		864,521
	US$	1,162,429

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“NEO”) Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320NEO to A321neo aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America.

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A32NEO aircraft, all to be delivered in 2030.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2023, 2022 and 2021 these possible contingencies amount to a total of US$29.4 million (US$2.8 related to legal matters, US$6.1 related to labor matters and US$20.5 related to other contributions matters), US$7.8 million and US$8.0 million, respectively.

26.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2023		2022		2021
Operating revenues:
Domestic (Mexico)	US$	2,060,744	US$	1,909,744	US$	1,661,927
International:
United States of America		931,184		758,609		509,976
Central America and South America		267,045		178,837		49,775
Non-derivative financial instruments		—		—		(21,378)
Total operating revenues	US$	3,258,973	US$	2,847,190	US$	2,200,300

Revenues are allocated by geographic segments based upon the origin-destination of each flight. The Company does not have material non-current assets located in foreign countries.

27.  Subsequent events

Subsequent to December 31, 2023, and through April 29, 2024:

a.On March 6, 2024, the US Securities and Exchange Commission adopted final rules mandating registrants to disclose specific climate-related information. The Company is currently evaluating the potential impact of these regulations on its reporting practices.

b.On March 15, 2024, the Company made a second investment of US$1,367 by purchasing 109,386 shares of common stock in CleanJoule, Inc.

c.On April 09, 2024, the International Accounting Standards Board issued IFRS 18 “Presentation and Disclosure in Financial Statement”. The new IFRS accounting standard introduces new requirements for presentation and disclosure in financial statements, with a particular focus on improving the reporting of financial performance. IFRS 18 will be effective for annual reporting periods beginning on or after 1 January 2027. Early adoption is permitted.