Form 20-F
period 2024-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2025-04-30
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
Ordinary Participation Certificates (Certificados de Participación Ordinarios):	898,850,497
Series A shares of common stock, no par value per share:	267,126,180

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F or our “annual report,” contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent the Company’s expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, full year 2025 outlook and guidance, expectation to receive certain compensation in connection with P&W GTF engine removals, anticipated execution of the Company´s business plan, focus on the Company´s 2025 priorities, and expected new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-passenger revenues; geopolitical uncertainty and instability; and government regulation. Additional information concerning these, and other factors is contained in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. These risks and uncertainties include, but are not limited to, those described below under “Summary Risk Factors” and Part I, Item 3D. Risk Factors, Part I, Item 5. Operating and Financial Review and Prospects and other risks and uncertainties listed from time to time in our filings with the SEC. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Additionally, our discussion herein and elsewhere such as our website, particularly of ESG initiatives and related issues, are informed by various standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders, which may be more expansive than certain requirements under US federal securities laws. In particular, while we may use language such as “material” or “materiality” in connection with certain disclosures, materiality is subject to various definitions (particularly in the ESG context) such that information may not be “material” under the federal securities laws definition of materiality for SEC reporting purposes. Furthermore, much of this information is subject to assumptions, estimates, or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, changing stakeholder focus, or other factors, some of which may be beyond our control. Given the uncertainties, estimates, and assumptions involved, the materiality of some of this information is inherently difficult to assess far in advance. Forward-looking statements speak only as of the date of this annual report. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, we use the term “Volaris” to refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V., “Volaris Opco” to refer to Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., “Comercializadora” to refer to Comercializadora Volaris, S.A. de C.V., “Servicios Corporativos” to refer to Servicios Corporativos Volaris, S.A. de C.V., “Servicios Earhart” to refer to Servicios Earhart, S.A., “Vuela” to refer to Vuela, S.A., “Vuela Aviación” to refer to Vuela Aviación, S.A., “Viajes Vuela” to refer to Viajes Vuela, S.A. de C.V., “Comercializadora Frecuenta” to refer to Comercializadora V. Frecuenta, S.A. de C.V., “Vuela El Salvador” to refer to Vuela El Salvador, S.A. de C.V., and “GDS” to refer to Guatemala Dispatch Service, S.A.

Volaris Opco, Comercializadora, Servicios Corporativos, Servicios Earhart, Vuela, Vuela Aviación, Viajes Vuela, Comercializadora Frecuenta, Vuela El Salvador and GDS are wholly-owned subsidiaries of Volaris. The terms “we,” “our” and “us” in this annual report refer to Volaris, together with its subsidiaries, and to properties and assets that they own or operate, unless otherwise specified. References to “Series A shares” refer to the Series A shares of common stock of Volaris.

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

Risks related to Mexico and the other countries in which we operate

•	Economic, political and social events, and changes in Mexican government policy: The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. As a result, governmental actions and policies concerning air transportation and similar services could have a significant impact on our operations.
•	Adverse economic conditions in Mexico and the other countries in which we operate: Our business may be affected by unfavorable economic conditions in Mexico and the other countries in which we operate, including a slowdown or recession in the economy, as well as higher inflation or interest rates. There is currently significant uncertainty about the future political and economic relationship between the United States and Mexico, including as a result of the change in the U.S. presidential administration with respect to immigration policies, trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. Adding to these uncertainties were recently-announced and rapidly changing U.S. tariff policies, along with international retaliatory tariffs and global trade policies, which continue to cause overall economic uncertainty. These factors may result in decreased demand for our flights, lower fares, or a shift towards alternative ground transportation options such as long-distance buses.
•	Currency fluctuations: Fluctuations in the value of the U.S. dollar in relation to the peso have historically been significant, and the potential for such fluctuations to persist in the future remains. If the peso depreciates against the U.S. dollar, it could potentially lead to reduced demand for our services and adversely affect our business operations and financial performance.
•	Developments in other countries: Changes in immigration or trade policies, can adversely affect our financial condition and results of operations. Changes in government regulations related to airline safety, security and/or consumer protection could increase our costs and decrease our profitability. In addition, shifts in political leadership and economic policies could impact the demand for our flights.

Risks related to the airline industry

•	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services, and airport slots. Our competition includes not only other airlines but also bus services that cover many of our routes. Decisions by our competitors that increase industry capacity, or capacity dedicated to a particular region, market, or route, have the potential to negatively impact our business.
•	Economic Conditions: The airline industry is highly sensitive to changes in economic conditions. Unfavorable economic conditions have the potential to negatively impact our ability to offset increased fuel, labor, or other costs through price increases. Such impacts, if significant, may result in a material adverse effect on our business, financial condition, and results of operations.
•	Regulations: The airline industry is highly regulated, and it is essential that we maintain the necessary concessions, permits and authorizations from U.S., Mexican, Central American, and South American governmental bodies to operate successfully. Failure to do so could have a significant negative impact on our financial condition and results of operations.
•	Fixed Costs: The airline industry is characterized by low gross profit margins and high fixed costs. As a result, as an airline we face significant challenges in quickly reducing costs in response to unexpected revenue shortfalls. This could have a material adverse effect on our financial condition and results of operations.
•	Fuel Costs: Fuel costs have a significant impact on the airline industry, as they represent a considerable portion of operating expenses for airlines. Our ability to pass on such fuel cost increases to our customers is limited by our ultra-low-cost business model. As a result, any significant fluctuations or disruptions in the supply of fuel could result in a material adverse effect on our business, financial condition, and results of operations.

•	Public health threats: Infectious disease outbreaks, such as COVID-19 and other highly contagious diseases, have led to the suspension of both domestic and international flights in the past, as well as changes in travel behavior. These threats could also have a significant negative impact on the economies of the countries in which we operate, as well as the reputation of the airline industry as a whole. As a result, an infectious disease outbreak could have a material adverse effect on our business, results of operations, and financial condition.

Risks related to our business

•	Ultra-Low-Cost Structure: Our competitive advantage lies in our ultra-low-cost structure, which is subject to various factors that impact our ability to control costs, some of which are beyond our control. Our success relies on maintaining a high daily aircraft utilization rate, leaving us susceptible to flight delays, cancellations, and aircraft unavailability. Our non-passenger revenue is crucial for profitability, but it may not remain stable or increase. If our cost structure rises, and we can no longer maintain a cost advantage over competitors, it could negatively affect our business, results of operations, financial condition and prospects.
•	Maintenance Costs: As of December 31, 2024, our fleet’s average age was 6.4 years. Our newer aircraft, which constitutes a significant portion of the fleet, presently requires lower maintenance costs. However, as our fleet ages, we expect an increase in maintenance costs. Any significant surge in maintenance and repair expenses would have a material adverse effect on our margins, results of operations, and financial condition.
•	Dependence on Certain Airports: Our business relies heavily on our routes to and from major airports in cities like Mexico City, Tijuana, Guadalajara, and Cancun, which represent a significant portion of our overall routes. In addition, the Mexico City International Airport is at full capacity and will go through a major structural construction, and we cannot guarantee that we will be able to maintain or obtain additional slots. Any major increase in competition, loss of any of our slots, a decrease in demand for air travel, or disruptions in airport services or fuel supply could potentially have a negative impact on our business, financial condition, and operating results.
•	Limited suppliers: We rely on a limited number of suppliers for fuel, aircraft, engines, spare parts and other aircraft components.

•        Any real or perceived problem with our aircraft or engines: If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft or engines should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320neo and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Risks related to our securities and the ADSs

•	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases Ordinary Participation Certificates (“Certificados de Participación Ordinarios” or “CPOs”) underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.
•	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our Company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico”	means Aerovías de México, S.A. de C.V.
“AFAC”	means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).
“AirAsia”	means AirAsia Berhad.
“Airbus”	means Airbus S.A.S.
“Alaska”	means Alaska Air Group, Inc.
“Allegiant”	means Allegiant Travel Company.
“Aeroméxico Connect”	means Aerolitoral, S.A. de C.V.
“American”	means American Airlines Group.
“ASA”	means Aeropuertos y Servicios Auxiliares
“Available seat miles” or “ASMs”	means the number of seats available for passengers multiplied by the number of miles the seats are flown.
“Average daily aircraft utilization”	means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.
“Average economic fuel cost per gallon”	means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.
“Average passenger revenue per booked passenger”	means total passenger revenue divided by booked passengers.
“Average stage length”	means the average number of miles flown per passenger flight segment.
“Avianca”	means Avianca Holdings S.A.
“Azul”	means Azul Linhas Aéreas Brasileiras S.A.
“Block hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.
“Booked passengers”	means the total number of passengers booked on all flight segments.
“CASM” or “unit costs”	means total operating expenses, net divided by ASMs.
“CASM ex fuel”	means total operating expenses, net excluding fuel expenses divided by ASMs.
“CBP”	means U.S. Customs and Border Protection.
“CEO”	means current engine option.
“Copa”	means Copa Holdings, S.A.
“Delta”	means Delta Air Lines, Inc.

“DHS”	means the U.S. Department of Homeland Security.
“DOT”	means the U.S. Department of Transportation.
“EPA”	means the U.S. Environmental Protection Agency.
“ESG”	means Environmental, Social and Governance matters.
“FAA”	means the U.S. Federal Aviation Administration.
“FCC”	means the U.S. Federal Communications Commission.
“Flight hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
“Frontier”	means Frontier Airlines, Inc.
“Former Grupo Mexicana”	means the former Grupo Mexicana de Aviación, S.A. de C.V., which was the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.
“GAFSACOMM”	means Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V.
“Grupo Aeroméxico”	means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.
“Grupo TACA”	means Taca International Airlines, S.A.
“IAE”	means International Aero Engines LLC
“IATA”	means the International Air Transport Association.
“IASA”	means International Aviation Safety Assessment
“ICAO”	means the International Civil Aviation Organization
“INEGI”	means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).
“Interjet”	means ABC Aerolíneas, S.A. de C.V.
“JetBlue”	means JetBlue Airways Corporation.
“JetSMART”	means JetSMART Airlines SpA.
“LATAM”	means LATAM Airlines Group S.A.
“Latin America”	means, collectively, Mexico, the Caribbean, Central America and South America.
“Latin American publicly traded airline carriers”	means, collectively, Azul, Copa, LATAM, and Volaris.

“Legacy carrier”	means an airline that typically offers scheduled flights to major domestic and international routes (directly or through membership in an alliance) and serves numerous smaller cities, operates mainly through a “hub-and-spoke” network route system and has higher cost structures than low-cost carriers due to higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports and multiple classes of services.
“LMV”	means the Mexican Securities Market Law (Ley del Mercado de Valores).
“Load factor”	means RPMs divided by ASMs and expressed as a percentage.

“Low-cost carrier”	means an airline that typically flies direct, point-to-point flights, often serves major markets through secondary, lower cost airports in the same regions as major population centers, provides a single class of service, thereby increasing the number of seats on each flight and avoiding the significant and incremental cost of offering premium-class services, and tends to operate fleets with only one or two aircraft families, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling efficiency and flexibility and minimize inventory and aircraft maintenance costs.
“NEO”	means new engine option.
“New Mexicana de Aviación”	means Aerolínea del Estado Mexicano, S.A. de C.V.
“NYSE”	means the New York Stock Exchange.
“On-time”	means flights arriving within 15 minutes of the scheduled arrival time.
“Other Latin American publicly traded airlines”	means, collectively, Azul, Copa, and LATAM.
“Passenger flight segments”	means the total number of passengers flown on all flight segments.
“P&W”	means Pratt & Whitney.
“RASM”	means passenger revenue divided by ASMs.
“RNV”	means the Securities National Registry (Registro Nacional de Valores).
“Revenue passenger miles” or “RPMs”	means the number of seats sold to passengers divided by the number of miles the seats are flown.
“Ryanair”	means Ryanair Holdings plc.
“SICT”	means the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes).
“Southwest”	means Southwest Airlines Co.
“Spirit”	means Spirit Airlines, Inc.
“Tiger”	means Tiger Airways Holdings Limited.
“Total operating revenue per ASM” or “TRASM”	means total revenue divided by ASMs.
“TSA”	means the U.S. Transportation Security Administration.
“ULCC”	means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees. In the United States, Frontier, and Spirit Airlines, Inc. define themselves as ULCCs and Volaris and Viva follow the ULCC model in Mexico.

“United”	means United Airlines Holdings, Inc.
“U.S.-based publicly traded target market competitors”	means Alaska, Allegiant, American, Delta, Frontier, Spirit, JetBlue, Southwest and United.
“VFR”	means passengers who are visiting friends and relatives.
“Viva”	means Aeroenlaces Nacionales, S.A. de C.V.
“Wizz”	means Wizz Air Holdings Plc.

b

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements as of December 31, 2023 and 2024, and for each of the years ended December 31, 2022, 2023, and 2024, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards, “IFRS”), as issued by the International Accounting Standards Board (“IASB”). These audited consolidated financial statements are included elsewhere in this annual report.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S. $” or “$” are to United States dollars, the legal currency of the United States, and references to “Mexican pesos,” “pesos” or “Ps.” are to Mexican Pesos, the legal currency of Mexico. The amounts presented in this annual report may not add up due to rounding.

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

To the extent that information relates to, or is obtained from sources related to, the Mexican government or Mexican macroeconomic data, such information has been extracted from official publications of the Mexican government and has not been independently verified by us.

Risks related to Mexico and the other countries in which we operate

Economic political and social developments in Mexico as well as changes in Mexican federal governmental policies may have an adverse effect on our business, results of operations, financial condition and prospects.

Our business, results of operations and financial condition are affected by economic, political or social developments in Mexico, including, among others, any political or social instability in Mexico, changes in the rate of economic growth or contraction, changes in the exchange rate between the peso, the U.S. dollar and other currencies, an increase in inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws, federal governmental policies and regulations.

Adverse social or political developments in or affecting Mexico could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. Presidential and federal congressional elections in Mexico were held on June 2, 2024. Claudia Sheinbaum Pardo was elected as President. The President’s party and its allies currently hold the qualified majority (i.e., two-thirds) of the Chamber of Deputies and the Senate. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition, or prospects.

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

Furthermore, in September 2022, the AFAC issued a resolution that reduced operations at the Mexico City International Airport from 61 to 52 flights per hour. Subsequently, on August 31, 2023, AFAC issued a resolution that further reduced the number of flights in the Mexico City International Airport to a maximum of 43 flights per hour. In response to this reduction, which took effect on January 8, 2024, we reduced capacity at the Mexico City International Airport, initially redeploying four aircraft lines to other domestic airports, with a total of six aircraft redeployed by the end of 2024.

On February 5, 2024, former President Andrés Manuel López Obrador submitted a package of 18 constitutional amendments and two legal reform initiatives to the Chamber of Deputies. These amendments and initiatives aim to, among other things, modify the functioning of the Judicial, Legislative and Executive branches and the electoral system; eliminate various autonomous constitutional bodies such as the Federal Economic Competition Commission, the National Institute for Transparency, Access to Information, and Personal Data Protection, and the Federal Telecommunications Institute and regulatory organizations, as well as simplify the structure of the Federal Public Administration; modify the power sector; establish constitutional prohibitions on various matters such as fracking, open-pit mining, the use of vaping systems and fentanyl; and elevate various social programs launched during his administration to constitutional rank, as well as create a supplementary pension fund.

On September 15, 2024, the Decree amending, adding and eliminating several articles of the Political Constitution of the United Mexican States regarding the Federal Judicial Branch. The reforms to the Federal Judicial Branch includes, among others:(i) eliminating the Federal Judiciary Council (“CJF”) and transferring its administrative functions to a judicial administration body (appointed by the Powers of the Union), while its disciplinary functions will be transferred to a Judicial Discipline Tribunal (elected by popular vote), (ii) the reduction from 11 to nine Justices of the Supreme Court of Justice of the Nation (“SCJN”), including a reduction in the term of office of the Justices from 15 to 12 years and the elimination of the SCJN chambers, (iii) the election by popular vote, following a call and nomination by the three powers of the union of Justices of the SCJN, electoral magistrates, circuit magistrates, military discipline tribunal magistrates, and district judges, (iv) changes to remunerations of judicial civil servants so that no judicial official earns more than the President, (v) allowing the Electoral Tribunal of the Judicial Power of the Federation to resolve challenges in key judicial elections, (vi) extending the scope of impeachment and establishing procedures for criminally prosecuting judicial officials, and (vii) strengthening the independence of local judicial powers.

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

We are a Mexican corporation and most of our operations are conducted in Mexico. For the year ended December 31, 2024, 62% of our total revenues were attributable to our Mexican domestic operations. As a result, our business performance is closely linked to the performance of the Mexican economy. In 2022, 2023, and 2024, the Mexican economy grew 3.1%, 3.2% and 1.2%, respectively, in terms of gross domestic product (“GDP”), according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate volatility, high inflation, high domestic interest rates, economic contraction, a reduction of international capital inflows, a reduction of liquidity in the banking sector, and high unemployment rates.

We conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2024, 38% of our total revenues were attributable to our operations within these regions. Therefore, our results are influenced not only by our domestic operations but also by those conducted in the United States and Central and South America.

As of the date of this annual report, we believe that the main risk factors for the countries where we operate include, but are not limited to, the following: (i) continuation of persistent supply-demand mismatches, increasing inflation and a faster-than-anticipated monetary policy normalization cycle, and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets, debt, and financial market volatility; (ii) escalation of social unrest; (iii) more adverse climate shocks; (iv) an escalation of trade and technology tensions, could weigh on investment and productivity growth, raising additional roadblocks in the recovery path; (v) rapid growth of cryptocurrencies without clear regulation that could lead to financial instability with negative effects for the global economy; (vi) an increase in the spread and destructiveness of cyberattacks involving critical infrastructure could act as further drags on the recovery, particularly as telework and automation increase; (vii) changes in United States immigration and trade policies; and (viii) other geopolitical risks.

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

For instance, the new presidential administration in the United States has issued a series of executive orders that signal a shift in the United States energy and climate change policy. Among other directives, such executive orders: (i) direct federal agencies to identify and exercise emergency authorities to facilitate conventional energy production, transportation, and refining, and call for the use of emergency regulations to expedite energy infrastructure projects; (ii) promote energy exploration and production on federal lands and waters; (iii) mandate a review of existing regulations that may burden U.S. energy development; and (iv) pause the disbursement of funds appropriated through the Inflation Reduction Act and the Infrastructure Investment and Jobs Act. In addition to these executive orders, the “Initial Rescissions of Harmful Executive Orders and Actions” executive order, which was issued on January 20, 2025, revokes close to 80 executive orders issued by the previous administration, including those addressing public health and the environment, climate change, and climate related financial risks. We do not yet know the full impact of such changes on our business, including the effects of such changes relative to our competitors. Additionally, there is currently significant uncertainty about the future political and economic relationship between the United States and various other countries, such as Mexico, including as a result of the change in the U.S. presidential administration with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. Changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements could have an adverse effect on our business, prospects, financial condition and operating results, the extent of which cannot be predicted with certainty at this time.

If inflation rates increase in Mexico and the other countries in which we operate, demand for our services may decrease and our costs may increase.

Mexico has historically experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, calculated and published by the Mexican Central Bank and INEGI, was 7.82% for 2022, 4.66% for 2023, and 4.21% in 2024. In addition, since the beginning of 2021, inflation, as measured by the Consumer Price Index, has increased in advanced and emerging market economies, reaching record high levels, driven mainly by supply chain issues (including input shortages, labor constraints, and rising commodity prices), excess demand for goods and services, and significant increases in energy prices. Although, inflation decreased in 2023 in most countries, it remained above the inflation targets set by Central Banks, as indicated by the Mexican Central Bank, while reference interest rates were high, reflecting restrictive monetary policies. Throughout 2024, inflation continued to gradually decline, and Central Banks began cutting interest rates, though they remained cautious due to ongoing macroeconomic uncertainties. The global environment continues to be complex, marked by heightened volatility in financial markets. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by reducing the benefit of our revenues when inflation outpaces our ability to raise prices.

Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.

Foreign exchange gains or losses included in our total cost of comprehensive financing resulted primarily from the impact of changes in the US dollar-peso exchange rate on our Mexican peso-denominated monetary liabilities (such as Mexican peso-denominated debt, Mexican pesos financial debt, suppliers and other accounts payable) and assets (such Mexican peso-denominated cash, cash equivalents, accounts receivable, guarantee deposits and derivative financial instruments denominated in Mexican pesos). As of December 31, 2022, 2023 and 2024, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion, U.S. $0.2 billion, and U.S. $0.4 billion, respectively. In 2022, 2023, and 2024, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million, U.S. $(34.1) million, and U.S. $13.7 million, respectively.

The value of the U.S. dollar has been subject to significant fluctuations with respect to the peso in the past and may be subject to significant fluctuations in the future. As of December 31, 2022, 2023, and 2024 the U.S. dollar depreciated 5.9%, 12.7%, and appreciated 20.0%, respectively, against the peso in nominal terms.

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

In addition, the direct correlation between economic conditions in Mexico and the United States has strengthened because of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries (including increased remittances of U.S. dollars from Mexican workers in the United States to their families in Mexico). On November 30, 2018, Mexico, the United States and Canada signed the USMCA (United States-Mexico-Canada Agreement), which entered into force on July 1, 2020, as a replacement for NAFTA. Implementation of immigration and trade policies can adversely affect United States—Mexico travel behavior, especially in the VFR and leisure markets and could have a negative impact on our results of operations.

There is currently significant uncertainty about the future political and economic relationship between the United States and Mexico and its impact on the overall state of the economy. This uncertainty is driven bychanges in the U.S. presidential administration with respect to immigration policies, trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations, which has impacted the demand for U.S.—Mexican transborder travel. Adding to these uncertainties were recently-announced and rapidly changing U.S. tariff policies, along with international retaliatory tariffs and global trade policies, which continue to cause overall economic uncertainty. Changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements could have an adverse effect on our business, prospects, financial condition and operating results, the extent of which cannot be predicted with certainty at this time. Additionally, other potential challenging macroeconomic conditions, and the resulting impact on the economy and consumer spending, could negatively impact our business and operations. See “—Economic, political, or social developments in the United States and the Central and South American countries in which we operate may have an adverse effect on our business, results of operations, financial condition and prospects.” Mexican antitrust provisions may affect the fares we are permitted to charge to customers.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 46%, 38%, and 33% of our total operating costs in 2022, 2023, and 2024, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years.

We expect global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, as Russia is one of the world’s largest oil exporters, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries (“OPEC”), decide not to, or are unable to, increase their supply production.

Moreover, the escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil surged to over U.S. $90 per barrel, reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices poses a significant risk to the aviation industry.

The Iran-Israel conflict has broader implications beyond the immediate region, and the tensions between these two nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition. For more information on our cost of fuel, see Item 4: “Information on the Company—Business Overview—Fuel.” In some instances, these costs or volatility may be higher due to factors associated with other initiatives, including, for example, the availability and price of “sustainable aviation fuel” (SAF) to help reduce our GHG emissions.

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

Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years, and the law requires the concessionaire to:

•	have complied with the obligations set forth in the concession to be renewed;
•	have requested the renewal one year before the expiration of the concession term;

•	have made an improvement in the quality of the services during the term of the concession; and
•	have accepted the new conditions established by the SICT according to the Mexican Aviation Law (Ley de Aviación Civil).

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

In addition, we are required under the terms of our Concession to comply with certain ongoing obligations. Failure to comply with these obligations could result in penalties against us. The Mexican government has the right to revoke our Concession and the permits we currently hold for various reasons, including:

•	service interruptions;
•	failure to comply with the terms of our Concession;
•	if we assign or transfer rights under our Concession or permits;
•	if we fail to maintain insurance required under applicable law;
•	if we charge fares different from those registered with the SICT;
•	if we violate statutory safety conditions;
•	if we fail to pay statutory indemnification; or
•	if we fail to pay to the Mexican government the required compensation.

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

Our business and the airline industry in general are affected by changing economic conditions beyond our control, including, but not limited to:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or the global economy and financial markets;

•	changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times or for other reasons;
•	higher levels of unemployment and varying levels of disposable or discretionary income;
•	health outbreaks, pandemics and other safety concerns;
•	decreases in housing and stock market prices;
•	lower levels of actual or perceived consumer confidence;
•	high inflation and interest rates;
•	tariffs and global trade policies; and
•	increases in exchange rate volatility and fuel prices.

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

The airline industry is heavily regulated and we are subject to regulation in Mexico, the United States, Central America and South America for the routes we operate. In order to maintain the necessary concessions, permits and authorizations issued by the SICT, acting through the AFAC, the DOT, the FAA and several of the aviation authorities in the Central and South American countries in which we operate, including authorizations to operate our routes, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any statutes, rules and regulations that may be adopted in the future.

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

The airline industry is subject to increasingly stringent international and foreign laws and federal, state and local, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries in which we operate could adversely affect operations and increase operating costs in the airline industry. Concerns about climate change and greenhouse gases may result in additional regulation or taxation of emissions. For example, on January 28, 2025, the CNBV published in the Official Gazette of the Federation, regulations requiring mandatory disclosures of ESG matters. These regulations are mandatory for all publicly listed companies on the Mexican Stock Exchange. These companies are required to disclose 2025 sustainability information in a separate report during 2026 and may include an assurance from an external auditor. However, the disclosure of information of year 2026 must be assured at least in a limited manner and disclosure of information of year 2027 must have reasonable assurance of an external auditor. Future operations and financial results may vary as a result of the aforementioned regulation in Mexico, and/or the possible adoption of equivalent ESG regulations in the United States, Central and South America or other countries. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, in 2016, the ICAO, adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). Mexico was a voluntary early adopter of CORSIA. Annual international emissions reporting is required via CORSIA as of the 2019 reporting year, and offsetting compliance relative to a predetermined baseline is scheduled to be implemented through three phases that began in 2021. Even though Mexico was a voluntary early adopter of CORSIA, at this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to factors such as volatility in the demand for international air travel, regulatory uncertainty, the availability, supply and prices of CORSIA eligible emissions units (EEUs) and the future development of the market for eligible sustainable aviation fuels (SAF). Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset the costs of meeting our obligations under CORSIA.

The USEPA has also adopted rules implementing the ICAO aircraft engine GHG emission standards. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations took effect in April 2024 and will apply to larger business and commercial jet aircraft with either new design types (not previously certified by the FAA) or existing design types that are in production as of January 1, 2028. More stringent standards, or other restrictions, may also be adopted in the future. Additionally, governmental authorities in the United States and other countries are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per- and polyfluoroalkyl substances (“PFAS”). In August 2022, the EPA published for public comment a new rulemaking that would designate two PFAS substances (perfluorooctanoic acid and perfluorooctanesulfonic acid) as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act. This rule, which was finalized in April 2024, requires entities to immediately report current and past releases that meet or exceed the reportable quantity for such substances to USEPA’s National Response Center. With this final rule and the introduction of any additional regulations or enforcement policies, whether by federal policymakers or otherwise, we may incur costs in connection with reporting obligations and costs related to historic usage of PFAS-containing materials, transitioning away from the usage of PFAS-containing products and firefighting systems, disposing of PFAS-containing waste or remediating any residual environmental impacts.

We may also be subject to other environmental or climate-related regulations, including relating to disclosures. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.”

We are subject to a series of risks related to climate change.

Growing recognition among stakeholders of the impacts of climate change and related risks may translate, among others, into financial and reputational risks. For example, changes in the availability or cost of aircraft and components, as well as fuel due to climate conditions, may adversely impact our operations. Additionally, customers may choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more environmentally sustainable. Customers may choose to use alternatives to travel, such as virtual meetings and workspaces. As part of our climate strategy, we offer an option for travelers to voluntarily purchase carbon offsets to partially offset their flight emissions; however, in recent years, there has been increased scrutiny on the use of carbon offsets, and we may not be able to realize the anticipated benefits of their purchase as a result. Policymakers have also adopted, or considered adopting, various regulations on climate-related disclosures and other matters. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.”

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure, and financial results. Operational impacts, such as the cancellation of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. However, we cannot predict the ultimate cost, or success, of such efforts due to, among other things, the uncertainty associated with projections associated with managing climate risk.

Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their management of climate change, human capital, and other ESG and sustainability matters. Expectations regarding voluntary/mandatory ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, suppliers’ contracts and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to advance our Corporate Sustainability Strategy or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around our management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, many ESG initiatives leverage methodologies and data that continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with any stakeholder’s expectations or preferences. Various stakeholders have different and at times conflicting expectations, and both proponents and opponents of various ESG matters are increasingly resorting to activism, including litigation, to advance their perspectives. Various capital providers and customers also incorporate ESG matters into their investment and procurement considerations. Addressing stakeholder expectations entails costs and failure to successfully navigate such expectations, as well as evolving interpretations of any existing governmental laws or requirements, may result in reputational harm, loss of customers or contracts, impact on regulatory or investor engagement, or other adverse impacts to our business. Such risks may also be augmented based on relative performance, both against any initiatives or goals we communicate as well as in comparison to our competitors. For example, there have been increasingly nuanced allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance, disclosure, or methodology, including as stakeholder perceptions of sustainability continue to evolve.

There is also increasing attention from various policymakers to ESG matters, as several jurisdictions (including Mexico) have adopted or are considering adopting requirements for companies to undertake certain disclosures or other actions regarding climate- and other ESG-related matters. However, these regulations are not uniform, including (among other things) in some instances having different approaches to materiality, and other policymakers have sought to constrain companies’ consideration of ESG matters. This and other stakeholder expectations could likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Compliance with airline industry regulations involves significant costs and regulations enacted in Mexico, the United States, Central America and South America as well as the applicable international treaties may increase our costs significantly in the future.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. Compliance with such extensive regulatory and legal compliance requirements has required significant expenditures including, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental mitigation, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.

The DOT also regularly issues and amends aviation consumer protection and disability non-discrimination rules that address, among other things, fare advertising, fees for optional services, flight cancellations and delays (including lengthy tarmac delays at U.S. airports), responses to customer complaints, oversales and “bumped” passengers, interactions with passengers during the reservations process, at the airport and on board the aircraft, airlines’ adoption of and adherence to customer service plans, and the handling of baggage and assistive devices. Failure to remain in full compliance with such rules may subject us to fines or other enforcement action, which could have a material effect on our business, results of operations and financial condition. Additionally, the U.S. Congress passed a new law addressing airline refunds in 2024, and the DOT recently promulgated new rules that address airline refunds and transparency of airline ancillary service fees. Among many other requirements, the new airline refund rule requires airlines to (i) provide prompt and automatic refunds of airfares to consumers for canceled or significantly delayed or changed flights (if the customer does not fly on the significantly delayed or changed flight and does not accept the airline’s offer of alternate transportation or travel credits, vouchers or other compensation in lieu of a refund), (ii) provide travel vouchers or credits (valid for at least five years from date of issuance) to certain passengers who are unable or advised not to travel as scheduled because of a serious communicable disease, (iii) provide refunds of fees for ancillary services that consumers paid for but that were not provided, and (iv) refund fees for significantly delayed or lost checked bags. Among other requirements, the airline ancillary service fees rule would expand the scope of ancillary fee information presented on airline websites whenever fare and schedule information is provided in response to a consumer’s itinerary search; however, the implementation of that rule has been stayed by a U.S. Court of Appeals, which has sent the rule back to the DOT for further comment and consideration.

In addition to the airline refunds and transparency of airline ancillary service fees rules, DOT also issued in 2024 other rules and proposals that required compliance efforts, internal policies and procedures changes and expenditures, such as (i) a final rule to strengthen its regulations implementing the Air Carrier Access Act (ACAA) and to address wheelchair and scooter handling, including mishandling and transfers to and from aircraft seats, aisle chairs, and personal wheelchairs (currently on hold for review by the new U.S. administration), (ii) Final Rule that increased the limits of liability for denied boarding compensation on oversales, (iii) Notice of Proposed Rulemaking (NPRM) that intends to require airlines to establish policies that allow young children, age 13 and under, to sit next to an accompanying adult at no additional cost beyond the fare, and (iv) Advance Notice of Proposed Rulemaking (ANPRM) which seeks to require airlines to provide consumers affected by significant flight disruptions with cash compensation, free rebooking and amenities such as meals, lodging for overnight delays, and transportation to and from lodging (currently on hold for review by the new U.S. administration).

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

Our ability to operate as an airline in the United States is dependent on maintaining our certifications, permits and authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. U.S. federal law requires that foreign air carriers, like us, providing air transportation to and from the United States hold a DOT-issued foreign air carrier permit or exemption. The revocation of such DOT authority or our FAA authorization would render it impossible for us to continue operating as an airline in the United States. The DOT and the FAA may also institute investigations or administrative proceedings against airlines for violations of regulations.

Furthermore, we cannot assure you that airline industry regulations enacted in the future in Mexico, Central America, South America and the United States, or the applicable international treaties, will not increase our costs significantly.

Airlines are often affected by factors beyond their control, including air traffic congestion at airports, weather conditions, health outbreaks or concerns, pandemics, or increased security measures, any of which could harm our business, results of operations and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, health outbreaks or concerns, increased security measures and new travel- related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect our profitability. The governments of Mexico, the United States and the Central and South American countries in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the other aviation authorities in the Central and South American countries in which we operate to keep these airspaces in a safe, efficient and affordable manner.

The air traffic control system, which is operated by Services to the Navigation in the Mexican Air Space (Servicios a la Navegación en el Espacio Aéreo Mexicano) in Mexico, the FAA in the United States, the Central American Corporation of Aerial Navigation Services (Corporación Centroamericana de Servicios de Navegación Aérea) in Central America, the Air Navigation Services Directorate (Dirección de Servicios a la Navegación Aérea) in Colombia, and the Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) in Peru, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. For example, in January 2023, flights in the United States were halted for a few hours because the FAA’s system issues for providing certain information to pilots (NOTAMs) went down as a result of a damaged database file. Adverse weather conditions and natural disasters can also cause flight cancellations or significant delays.

Cancellations or delays due to weather conditions, natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Additionally, climate change concerns may increase the possibility of disruptive weather, or changes that may impact the desirability of an area, that could adversely affect certain of our destinations more frequently or for longer periods of time.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction with the exit of more than nine Mexican airlines since 2007, according to data from the SICT. The most recent being Transportes Aeromar, S.A. de C.V., a regional carrier, which on February 15, 2023 announced its definitive cessation of operations. In April 2023, Interjet declared bankruptcy in Mexico. It is possible that further airline reorganizations, consolidation, bankruptcies, or liquidations may occur in the current global economic environment, the effects of which we are unable to predict. We cannot assure you the occurrence of these events, or potential changes resulting from these events, will not harm our business or the industry.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of transported passengers and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our results of operations and financial condition.

Increases in insurance costs and/or significant reductions in coverage would harm our business, results of operations and financial condition.

Following the terrorist attacks in the United States on September 11, 2001 (the “September 11 terrorist attacks”), premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, wars, seizures/confiscations, airline crashes or other events adversely affecting the airline industry. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. Events such as the conflict between Russia and Ukraine, or any future aircraft emergency, accident or similar incident even if it does not involve our airline, could increase insurance premiums or reduce coverage scope.

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

Public health threats, such as the Respiratory Syncytial Virus (“RSV”), COVID-19, the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (“SARS”), the Zika virus, and other highly communicable diseases, could affect the suspension of domestic and international flights, travel behavior and could have a material adverse effect on the economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition.

Health threats have historically impaired airline economics. In the past, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. Latin American travel has also been negatively affected as a result of the Zika virus and the COVID-19 pandemic.

As in the past, future health threats may cause countries around the world to implement containment measures, including imposing quarantines and medical screenings, restricting domestic and international travel, closing borders, restricting or prohibiting public gatherings and widely suspending previously scheduled activities and events. In addition, as in the past, concerns related to any future public health threats may drastically reduce demand for air travel and cause major disruptions and volatility in global financial markets, resulting in the fall of stock prices (including the price of our stock). Broad and continuing concerns related to the effects of any future health threats on international trade disruptions (including supply chain disruptions and export levels), travel, restrictions on access to facilities or aircraft, requirements to collect additional passenger data, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities, particularly for airlines, have had and may in the future continue to have a destabilizing effect on financial markets and economic activity.

Furthermore, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to public health threats. In the case of public health threats -any shutdowns involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to a pandemic may negatively impact our business, results of operations and financial condition. If as result of public health threats that disrupts our operations, our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations and may negatively impact our business, results of operations and financial condition.

We cannot predict the full extent of the impact of any future public health threats on our operational and financial performance. The extent of the impact will depend on a number of developments, many of which could be temporary or permanent and are outside of our control, such as the timing of recovery, the volatility of aircraft fuel prices and customer behavior, and changes in their preferences.

We can offer no assurance that additional travel restrictions, requirements or border closures will not be enacted or reenacted in the countries where we operate, which could result in reduced passenger demand, revenue, and further capacity reductions. In addition, if governments in the markets in which we operate impose total or partial lockdowns in all or part of their respective jurisdictions or shut down airports in response to public health threats, it may result in our inability to operate flights, which would have a material adverse effect on our business, results of operation and financial condition.

Risks related to our business

We may not be able to implement our growth strategy.

Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. Our growth strategy includes:

•	increasing our flights to markets we currently serve;
•	expanding the number of markets we serve, focusing on new markets where we expect our ultra-low-cost structure to be successful; and
•	acquiring or leasing additional aircraft or engines or spare parts from other owners, operators or lessors on acceptable terms.

We face numerous challenges in implementing our growth strategy, including our ability to:

•	maintain profitability;
•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;
•	continuous development and investment of airport infrastructure;
•	maintain our high-level service notwithstanding the number of different ground transportation services and airport companies that we use in the course of our business;
•	maintain satisfactory economic arrangements (including benefits) with our executives and our union;
•	access sufficient gates, slots and other services at airports we currently serve or may seek to serve;
•	obtain authorization of new routes;
•	manage through, and have adequate response for, epidemics or pandemics;
•	comply with environmental regulations;
•	renew or maintain our Concessions, permits and authorizations;
•	gain access to international routes;
•	hire, train and retain qualified pilots, flight attendants, maintenance technicians, ground personnel and other strategic personnel;
•	obtain financing to acquire new aircraft and in connection with our operations; and
•	manage our fleet capacity when limited by external events such as: supply chain disruptions, recalls and inspections.

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

In addition, expansion to new international markets may have other risks due to factors specific to those markets. When entering new international markets, we may be unable to foresee all of the risks associated with such market or respond adequately to these risks, and our growth strategy and/or our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. As a result, we cannot guarantee that we will be able to profitably expand our existing markets or enter new markets.

Our target growth markets are in Mexico, the United States, Central and South America, including countries with less developed economies that may be vulnerable to more unstable economic and political conditions, such as significant fluctuations in GDP, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us may adversely affect our ability to implement our growth strategy.

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

Our ultra-low-cost structure is one of our primary competitive advantages, but we have limited control over many of our costs. For example, we have limited control over the price and availability of fuel, aviation insurance, airport and related infrastructure taxes, tariffs, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. We cannot guarantee that we will be able to maintain a cost advantage over our competitors. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our fuel hedging strategy may not reduce our fuel costs.

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2024, we did have hedge positions for our projected fuel requirements for the first quarter of 2025 in the form of Asian Calls Options.

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

The airline business is capital intensive and, as a result, many airlines are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S. $583.4 million and U.S. $16.8 million, respectively, in 2024, and have future operating lease obligations aggregating U.S. $3.1 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we ordered from Airbus, IAE, and P&W, respectively, for delivery over the next seven years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, fuel prices, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun airports. Routes through these cities make up a large portion of our total routes. The Mexico City International Airport has been declared saturated since 2014, on August 31, 2023, the AFAC issued a resolution that further reduced the number of operations in the Mexico City International Airport to a maximum of 43 operations per hour, which took effect on January 8, 2024. In response, we reduced capacity at the Mexico City International Airport, redeploying six aircraft lines to other domestic airports by the end of 2024. We cannot guarantee that in the future we may maintain or obtain additional slots in Mexico City.

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

As of December 31, 2024, the average age of our 143 aircraft in service was 6.4 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of certain of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. During the year ended December 31, 2024, we entered into a series of transactions designed to provide us with credit letters intended to fund aircraft maintenance deposits. The credit letters deposits increased overall from U.S. $138.2 million in 2023 to U.S. $216.5 million in 2024. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

We have entered into aircraft and engine operating lease agreements, sale and leaseback arrangements and engine finance leases with various lessors. These agreements contain certain events of default and also require us to comply with certain covenants, including covenants triggered by a change of control, during the term of each agreement. The lease agreements generally provide for events of default if:

•	we fail to obtain or maintain the insurance required;
•	we breach any covenant or representation and warranty and do not cure it within the agreed time periods;
•	we do not have unencumbered control or possession of the aircraft or engines;
•	we discontinue (temporarily or otherwise) business or sell or otherwise dispose of all or substantially all of our assets;
•	we no longer possess the licenses, certificates and permits required for the conduct of our business as a certificated air carrier;
•	Volaris Opco experiences a change of control;
•	we fail to pay when due any airport or navigation charges or any landing fees assessed with respect to the aircraft or any aircraft operated by us which, if unpaid, may give rise to any lien, right of detention, right of sale or other security interest in relation to the aircraft or parts thereof;
•	in case of certain insolvency events;
•	if a material adverse change occurs in our financial condition which, in lessor’s reasonable opinion, would materially and adversely affect our ability to perform our obligations under the lease agreements and related documents: and
•	if we fail to comply with sanctions and export control laws.

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 13.28 block hours in 2022, 13.37 block hours in 2023, and 13.03 block hours in 2024. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks, changes to supply chain and demand conditions, quality issues related to our limited suppliers or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

We rely heavily on technology and automated systems to operate our business and any significant failure of or compromise to these technologies or systems their operators could materially harm our business, results of operations, or financial condition.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, domain names system, revenue management system, flight operations system, enterprise resource planning system, human resources systems, maintenance systems, telecommunications, network, infrastructure, website, app, maintenance systems and check-in kiosks. To support our operations, for example, our website and reservation system must be able to accommodate a high volume of passengers, maintain secure information and deliver flight information, among other things. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to securely and reliably issue, track and process these electronic tickets. Any material failure, interruption, disruption, or security incident affecting these systems, whether due to internal issues, cyber threats, or third-party service providers disruptions, that adversely impact our ability to conduct business could result in material revenue loss and reputational harm. If our reservation system fails or experiences interruptions or denial of service and we are unable to book seats for a significant period of time, we could lose material amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and expect to experience similar outages in the future. Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

As our reliance on third-party technology providers increases, there is an inherent risk that service interruptions, software failures, or security vulnerabilities affecting these providers could have a material impact on our operations. For example, industry-wide incidents have already occurred that involved unintended software updates, misconfigurations, or cybersecurity breaches in third-party systems that led to widespread service disruptions. While we actively monitor and work with our technology partners to enhance system resilience and business continuity planning, we cannot eliminate the risk of disruptions originating from third-party providers. In the event of an extended system outage or operational failure, our ability to process reservations, manage flight operations, or provide customer service could be significantly affected and lead to material operational and financial consequences.

We rely on third-party service providers of other automated systems for technical support, software licensing, telecommunications, network, system maintenance, back-office systems and software upgrades. Significant service disruptions, malfunctions or delays with respect to these automated systems, including a failure to provide necessary hardware or software updates or technical support for any key systems could materially harm our business through the loss of important data, increased expenses and decreased revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as contemplated in the agreements, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

In addition, our automated systems are subject to inherent risks including events beyond our control, including natural disasters, terrorist activities, hardware/software vulnerabilities, computer viruses, cybersecurity threats or incidents or telecommunications failures. A substantial or prolonged failure of our critical systems could lead to operational delays, service interruptions, or the inability to process reservations, potentially resulting in customers seeking alternatives with competing airlines. We have implemented security measures, back-up procedures, business continuity plans and disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions or deflect cyberattacks or data breaches. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

Furthermore, disruptions, modifications, or breaches affecting these systems—whether due to external threats, third-party service provider failures, or internal technical issues—could compromise operational efficiency, lead to the loss of sensitive data, and expose us to regulatory, financial, operational and reputational risks. Although we continuously assess and enhance our cybersecurity and business continuity strategies, we cannot guarantee that such measures will prevent or mitigate service interruptions or unauthorized access. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third-party service providers to perform functions integral to our operations.

We have entered into agreements with third-party service providers to furnish certain facilities and services required for our operations, including Lufthansa Technik AG (LHT) for certain technical services and Aeromantenimiento S.A. (“Aeroman”), a FAA-approved maintenance provider, for our heavy airframe and engine maintenance, as well as other third-party service providers, including the concessionaries’ of the Mexican airports in which we operate, for ground handling, catering, passenger handling, engineering, refueling and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and there can be no assurance that we will be able to obtain the necessary services at acceptable rates.

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

Our processing, storage, use and disclosure of Personal Information, and any actual or perceived failure to comply with applicable privacy and cybersecurity laws, could give rise to material liabilities that impact on our business, results of operations and financial condition.

In the processing of our customer transactions and otherwise running our business, we receive, process, transmit, and store substantial volumes of data that may be classified under various data privacy laws as “personal data,” “personal information,” or “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”). Personal Information includes sensitive categories of data (such as payment card information) managed by our reservation system provider, which purpose is to maintain compliance with the Payment Card Industry Data Security Standard. This data is subject to legislation, regulation and other requirements intended to protect the privacy of Personal Information that is collected, processed and transmitted. In addition, we or our service providers collect, retain and otherwise process certain categories of Personal Information that are deemed particularly sensitive and subject to heightened legal protection and requirements, such as biometrical information received from customers.

As a result, we must comply with a complex proliferating and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards requirements and obligations to notify as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and imposes obligations and risks on our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, Mexico’s Federal Personal Data Protection Law (Ley Federal de Protección de Datos Personales en Posesión de los Particulares), the European Union’s General Data Protection Regulation (and the United Kingdom’s equivalent regulation), and the California Consumer Privacy Act each impose data privacy and security requirements, imposing significant costs on us and carrying substantial fines and penalties for non-compliance. Similar regulations have been (and may in the future be) enacted by other countries and states, including in Central and South America. In addition, many of our commercial partners, including credit card companies, have imposed data security standards that we must meet. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs, and we may be liable to such commercial partners should any payment card information be accessed and misused as a result of a lack of sufficient security measures.

Additionally, in the event of a security incident, we could be held liable to our commercial partners for losses or penalties resulting from alleged deficiencies in our security measures.

Beyond regulatory compliance, our business depends on consumer trust in the security of our systems, particularly our online platforms through which we sell most of our tickets, and our ability to properly manage and protect Personal Information. Any failure to comply with applicable privacy laws or obligations—whether due to regulatory changes, enforcement actions, or cybersecurity incidents—could lead to significant financial, operational, and reputational harm. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices or otherwise hinder our ability to grow our business. Furthermore, lawsuits may be initiated against us and our reputation may be negatively affected if we fail to comply with applicable law and privacy obligations.

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

Our non-passenger revenues are generated from (i) air travel-related services, (ii) revenues from non-air-travel related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenues from non-passenger revenues mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance and other services. Additionally, services not directly related to air transportation include sales of V-Club memberships. Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.

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

We rely on a limited number of suppliers for fuel, aircraft and engines. For domestic fuel, we purchase from ASA, where we do most of the fillings and GAFSACOMM. For our international destinations, we have entered into fuel supply agreements with suppliers such as World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel, pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreements with ASA and GAFSACOMM expire on December 31, 2025, and October 10, 2025, respectively, and both can be terminated with 30-days prior notice. If ASA, GAFSACOMM or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with better terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA, GAFSACOMM or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative fuel sources. We cannot assure you that we will be able to find other fuel providers or whether we will be able to find one that provides fuel in such a cost-effective manner as our current agreements. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A319, A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by IAE, and P&W.

We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future.

Additionally, continuing global supply chain challenges, prior lockdown measures in China which slowed down the freight market, the invasion of Ukraine which resulted in international sanctions impacting a portion of the supply chain and potentially the Middle East conflict, among others, have caused and continues to cause shortages to the aircraft and engine manufactures, and as a result may impact our ability to receive aircraft and engines as planned. Our growth plans and operations could be materially affected as a result of the delays caused by shortages.

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

Since the third quarter of 2023, we are subject to the removal of certain GTF P&W engines for preventive accelerated inspections. Consequently, the Company’s GTF engines are being reviewed to ensure compliance with these requirements. The Company currently expects each removed engine to take approximately 365 days to complete a shop visit and return to a serviceable condition and expects the number of service aircraft to rise during 2024, 2025 and 2026. The engine removals, including but not limited to a reduction in capacity, could adversely impact our future operations and financial results.

We are vulnerable to cyberattacks and other cyber-incidents involving our IT Systems and Confidential Information that could materially impact our business, results of operations, and financial condition.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party service providers collect, maintain, and process data about customers, employees, business partners and others, including Personal Information, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”). We face constants cybersecurity threats he confidentiality, integrity and availability of our IT Systems and Confidential Information, which could impose material financial losses and reputational harm due to equipment failures and operational disruptions, among other things.

The continued spread, sophistication and destructiveness of cyberattacks involving critical infrastructure, particularly as remote working and automation increase, may affect our ability to operate our networks and as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. The increasing reliance on remote work, automation, and artificial intelligence further introduces new cybersecurity risks, some of which may not yet be fully understood or mitigated. Moreover, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

Cyber threats—including malware, ransomware, computer viruses, phishing denial-of-service attacks, and other advanced techniques—have grown in frequency, sophistication, and severity. Threat actors are increasingly leveraging artificial intelligence and other evolving technologies to bypass security controls, evade detection, and erase forensic evidence, making it more challenging to identify, investigate, and remediate cyber incidents. Additionally, cyber risks arise from vulnerabilities in open-source or commercial software integrated into our IT Systems or those of our suppliers and service providers. Despite ongoing efforts to monitor, identify, and remediate security vulnerabilities, the complexity and scale of modern IT environments make it impractical to eliminate all risks. While we constantly experience cyber threats, attacks, and incidents (such as phishing and social engineering attacks, denial-of-service attacks, ransomware attempts, and attacks and breaches experienced by our third-party services providers), to date, no incidents have had a material impact on our operations or financial results; however, we cannot guarantee that future cyber threats and incidents will not result in material adverse effects on our operation or financial results.

As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. We implement cybersecurity measures, policies, and controls designed to mitigate these risks and protect our IT Systems and Confidential Information.

Additionally, there can be no assurance that our cybersecurity risk management framework—including governance practices, security protocols, and response procedures—will be effective or complied with across all areas of our operations. A successful cyber-attack or security breach could result in material adverse effect in our financial results and operations, including increased remediation and restoration costs, and cybersecurity expenses, regulatory investigations, litigation (including class action lawsuits), reputational damage, lost revenues from business disruption, and potential loss of customers and business partners. Furthermore, unauthorized access to sensitive information—such as financial data, payment details, or employee and customer Confidential Information—could undermine consumer and investor confidence and lead to significant regulatory penalties or contractual liabilities that materially impact our financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We use AI Technologies in our business, and the deployment, use and maintenance of these technologies involve technological and legal risks.

We use artificial intelligence (“AI”), machine learning technologies (collectively, “AI Technologies”) in our business, and continue to invest in this area. For example, we use AI Technologies to power Vane, a chatbot that is trained to provide support to our customers, such as with their upcoming travel or to answer questions about our travel policies. We are also exploring other ways to use AI Technologies in our business operations, such as for customer service enhancements, demand forecasting, and internal process automation.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying the AI Technologies we use are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

We use AI Technologies licensed from third parties. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Moreover, the regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect our ability to develop or deploy AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are exposed to the circumstances prevalent in the countries in which we operate. Although the majority of our revenue originates from our Mexican domestic operations, we also conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2024, 38% of our total revenues were attributable to international operations. Like other companies with international operations, political, economic, geopolitical or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity and results of operations.

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

We require large numbers of pilots, flight attendants, maintenance technicians and other personnel, and our growth strategy will require us to hire, train and retain a significant number of new employees in the future. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. This has been particularly acute for Mexico. Retaining and recruiting people with the appropriate skills is particularly challenging as the economy in general, and the airline industry in particular, resulting in competition for the human resources necessary to operate our business successfully. We may be required to increase wages and/or benefits or to implement additional training programs in order to attract and retain qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be adversely affected and we may be unable to complete our growth plans. In addition, the airline industry has, from time to time, experienced a shortage of qualified personnel and employee turnover may occur from time to time, which may not always be predictable. When we experience higher turnover, our training costs may be higher due to the significant amount of time required to train each new employee and, in particular, each new pilot. We cannot be certain that we will be able to recruit, train and retain the qualified employees that we need to replace departing employees and continue our current operations. If we are unable to hire, train and retain qualified employees, our business could be adversely affected and we may be unable to successfully complete our growth plans.

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

Our business is labor intensive, with labor costs representing 10%, 13%, and 15% of our total operating expenses for the fiscal years ended December 31, 2022, 2023, and 2024, respectively. As of December 31, 2024, 73% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Mexicana-STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2028 with respect to salaries and benefits. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended and new agreements could have terms with higher labor costs or more onerous conditions, one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors, or our labor costs may increase in connection with our growth. Traditionally, the relationship between Mexican legacy carriers and their unions has been complex. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize or unionized workers may decide to join a different union. If we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees (including negotiation of more onerous conditions), or the deterioration of the relationship between unions and businesses in Mexico, could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

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

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;
•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;
•	industry conditions or trends;
•	availability of routes and airport space;
•	the introduction of new services by us or by our competitors;
•	real or perceived health and safety standards in air travel and related services;
•	our historical and anticipated quarterly and annual operating results;
•	variations between our actual or anticipated results and analyst and investor expectations;
•	announcements by us or others and developments affecting our business;
•	changes in technology affecting our aircraft;
•	announcements, results or actions taken by our competitors;
•	investors’ perceptions of us or the services we provide;
•	changes in financial or economic estimates by securities analysts;

•	our announcement of significant transactions or capital commitments;
•	currency devaluations and imposition of capital controls;
•	additions or departures of key management;
•	future sales of the ADSs and Series A shares;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	accidents, health concerns, pandemics, and other events affecting airline operations;
•	media reports and publications about the safety of our aircraft or the aircraft type we operate;
•	changes in the price of fuel;
•	announcements concerning the availability and reliability of the type of aircraft or engines we use;
•	changes in government trade policies, including the imposition of tariffs;
•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or
•	sales of our common stock or other actions by investors with significant shareholdings.

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

Provisions of Mexican law and our by-laws may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control. Holders of ADSs may desire to participate in one of these transactions but may not have an opportunity to do so. For example, our by-laws contain provisions which, among other things, require board approval prior to any person or group of persons acquiring, directly or indirectly, (i) 5% or more of our shares (whether directly or by acquiring ADSs or CPOs), or (ii) 20% or more of our shares (whether directly or by acquiring ADSs or CPOs) and in the case of this item (iii) if such approval is obtained, require the acquiring person to make a tender offer to purchase 100% of our shares and CPOs (or other securities that represent them) at a substantial premium over the market price of our shares to be determined by the board of directors, based upon the advice of a financial advisor.

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

In addition, our revolving line of credit with Banco Santander México (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements” and Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Our interest rate expense for any particular period will fluctuate based on SOFR and TIIE .

In November 2020, the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that starting 2022, LIBOR will no longer be used to issue new loans, and the last rates were published on June 30, 2023. As of December 31, 2024 and 2023, all our US dollar financing facilities at floating rate are referenced to SOFR.

A portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, which may be based on the Secured Overnight Financing Rate, SOFR, and the Tasa de Interés Interbanciaria de Equilibrio, TIIE. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. TIIE is determined by the Mexican Central Bank (Banco de México) based on quotes presented by credit institutions. We have not hedged our interest rate exposure with respect to our floating rate debt, except for TIIE. Accordingly, our interest expense for any period will fluctuate based on SOFR and TIIE. To the extent the interest rates applicable to our floating rate debt increase, our expenses may increase accordingly. As a result, our available cash flow for general corporate purposes may be impacted. As of December 31, 2024, a portion of our U.S. dollar-denominated credit facilities bear interest based on SOFR. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

If we are classified as a “passive foreign investment company” (“PFIC”), holders of our ADSs subject to U.S. federal income taxation may realize adverse tax consequences.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), or (2) 50% or more of the average quarterly value of our assets (which may be determined in part by our market capitalization, which is subject to change) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2024. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as discussed in more detail in “Taxation—Material U.S. Federal Income Tax Consequences”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs.

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

Overview

We are a ULCC incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, zip code 01210. Our agent in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 250 and grown our cost-efficient Airbus A320 family aircraft from four to 143 as of December 31, 2024. We currently operate up to 550 average daily flight segments on routes that connect 44 cities in Mexico, 23 cities in the United States, four cities in Central America and two cities in South America.

We have substantial market presence in the top airports in Mexico (based on number of passengers): Cancun, Guadalajara, Mexico City, and Tijuana. The main U.S. cities we currently serve are home to some of the most populous Mexican communities in the United States based on data from the Pew Hispanic Research Center.

Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016, and our operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021. We seek to replicate our ultra-low-cost model in Central and South America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ULCC Frontier, which started operations on August 23, 2018. We expect this agreement and collaboration, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 23 destinations in the United States and 44 in Mexico, of which 18 coincide with Frontier destinations in both countries.

We are one of the lowest unit cost publicly traded operators worldwide, based on CASM. In 2024, our CASM was U.S. $8.03 cents, compared to an average non-stage-length adjusted CASM of U.S. $10.29 cents for the other Latin American publicly traded airlines, including Azul, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Frontier, Spirit, American, Delta, JetBlue, Southwest, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.61 cents in 2024. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further control our lower CASM by deploying additional Airbus A320neo family aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that our unit cost advantage will allow us to continue stimulating market demand by lowering base fares and to increase non-passenger revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and price our base fares to compete with long-distance bus fares in Mexico.

During 2024, our average base fare was U.S. $52.62, and we regularly offered promotional fares as low as U.S. $1.80 or U.S. $0.98 for V-Club members, excluding airport fees. We have unbundled certain components of our air travel service as part of a strategy to enable our passengers to only pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger revenue and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2024, our average load factor was 86.8%, compared to an average load factor of 84.1% for the other Latin American publicly traded airlines and 82.6% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-passenger revenue and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to offering low fares, we also aim to deliver a suitable and efficient flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 83.6% on-time performance rate in 2024. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Principal Capital Expenditures

For the years ended December 31, 2022, 2023, and 2024 we incurred capital expenditures of U.S. $353.9 million, U.S. $491.1 million, and U.S. $600.7 million, respectively, which included acquisitions of flight equipment, spare engines, rotable spare parts, furniture and equipment and intangible assets. For a discussion of our capital expenditures and future projections. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Environmental Regulation

We are subject to international treaties, bilateral agreements, laws, official Mexican standards, or other regulations applicable to the aviation industry related to the protection of the environment, such as the Mexican General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Regulation of the General Law of Ecological Balance and Environmental Protection Regarding Prevention and Control of Atmospheric Pollution (Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en Materia de Prevención y Control de la Contaminación de la Atmósfera), the Mexican General Law for Prevention and Handling of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos), the Mexican National Waters Law (Ley Nacional de Aguas) and its regulations, and the General Law on Climate Change (Ley del Cambio Climático) and its regulations. Moreover, we are subject to the Official Rule NOM 036 SICT3 2000, which regulates the maximum limits of aircraft noise emissions as well as the requirements to comply with such limits.

On a voluntary basis, the processes of operations engineering and technical publications, empty operating weight updates, aircraft incorporation into Air Operator´s Certificate (AOC), station incorporation into AOC, flight dispatch and operational control center, crew planning, flight operations and flight operations support, administrative procedures for flight attendant organization, flight attendant mentors, emergency response management, cargo operations, ground operations, monitoring of gas emissions into the atmosphere, fuel saving program, purchase of carbon credits, environmental programs for waste management and energy management in our corporate offices (ecological offices) are certified under the Official Mexican Standards NMX-CC-9001-IMNC-2015 (ISO 9001:2015) and NMX-SAA-14001-IMNC-2015 (ISO 14001:2015). This certification is issued by NORMEX, an organization authorized to establish standards in accordance with the guidelines of the General Directorate of Standards. NORMEX is also recognized by the Mexican Accreditation Entity A.C. (Entidad Mexicana de Acreditación (EMA), A.C.) to conduct audits and inspections, ensuring compliance with national and international standards.

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

Further, in compliance with the General Law on Climate Change and its regulations, we report our emissions scope 1 and scope 2 inventory in Mexico, to the National Emissions Registry (Registro Nacional de Emisiones (RENE)) and the Pollutant Release and Transfer Register (Registro de emisiones y transferencias de contaminantes (RETC)).

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

As of the date of this annual report, we had FAA airworthiness certificates for 45 of our aircraft (the remainder being registered with the AFAC in Mexico), we had obtained the necessary FAA authority to fly to all the cities we currently serve, and all our aircraft had been certified for over-water operations. Pilots operating and mechanics providing maintenance services on “N” or U.S.-registered aircraft require a special license issued by the FAA. We hold all necessary operating and airworthiness authorizations, certificates and licenses and operate in compliance with applicable DOT and FAA regulations.

We are also subject to the regulation of the aviation authorities in the Central and South American countries in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in such Central and South American countries.

International Regulation

Our service to and from the United States is also subject to various air commerce and immigration laws and regulations, which are administered at U.S. airports by CBP, a law enforcement agency that is part of the DHS, and the requirements of equivalent governmental agencies in other countries. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP for failure to comply with immigration laws or if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft, among other issues. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo onto our flights.

Our flight operations are also subject to Animal and Plant Health Inspection Service (“APHIS”) (an agency of the U.S. Department of Agriculture) requirements. APHIS imposes restrictions on the agricultural products that may be transported to and from the United States, how we cater our flights and how we handle trash generated during flights landing in the United States. APHIS can impose fines and penalties for non-compliance with these requirements. We comply with all APHIS cargo requirements and regulations related to our flights.

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

U.S. law recognizes the right of airport operators with special noise issues to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restrict the number of flights (except New York’s John F. Kennedy Airport, which restricts the number of flights allowed for capacity reasons, not noise abatement) or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

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

Additionally, the government of Costa Rica, through Scope No. 117 in Gazette No. 116 dated June 26, 2024, issued Presidential Decree No. 44498-MOPT, titled “RAC-16 Costa Rican Aeronautical Regulation and Emission Reduction for Costa Rican Aviation.” This decree formally confirms compliance with CORSIA and establishes additional environmental requirements for air operators.

The USEPA has also adopted rules implementing the ICAO aircraft engine GHG emission standards. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations took effect in April 2024 and will apply to larger business and commercial jet aircraft with either new design types (not previously certified by the FAA) or existing design types that are in production as of January 1, 2028. More stringent standards, or other restrictions, may also be adopted in the future.

We are committed to complying with the applicable environmental regulations in the markets where we operate. We actively monitor regulatory developments to promote timely adaptation and compliance with evolving standards, reinforcing our commitment to responsible and sustainable operations.

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

The Exploitation Certificate (Certificado de Explotación) of Vuela Aviación was granted by the government of Costa Rica on November 9, 2016, and remains valid until December 20, 2036. The Operating Permit (Permiso de Operación) of Vuela El Salvador was granted by the government of El Salvador on August 23, 2021, and remains valid until May 30, 2029 and its renewal is currently in process. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

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

Industry

There are three primary categories of passenger airlines in the Mexican market: (i) traditional legacy network carriers, such as Grupo Aeroméxico, (ii) ultra low-cost carriers, such as Volaris and Viva, and (iii) regional carriers that operate exclusively in niche markets within Mexico, constituting less than 2% of the total market share. The ULCC business model is a subset of the low-cost carrier market.

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

Low-cost carriers typically fly direct, point-to-point flights, which tends to improve aircraft and crew scheduling efficiency. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same regions as major population centers. Many low-cost carriers only provide a single-class of service, thereby increasing the number of seats on each flight and avoiding the significant and incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with only one or two aircraft families at most, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and minimize inventory and aircraft maintenance costs. The Mexican market, which has a large population of VFR and leisure travelers, has seen demand for these low-cost carriers expand in recent years.

In recent years, many traditional legacy network carriers globally have undergone significant financial restructuring, including ceasing operations or merging and consolidating with one another. These restructurings have allowed legacy carriers to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure. This has resulted in improved workforce flexibility and reduced costs while simultaneously improving product offerings similar to those of other low-cost carriers. Furthermore, many of the legacy carriers have made these improvements while still maintaining their expansive route networks, alliances and frequent flier programs. One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. The ULCC business model involves, among other things, intense focus on low cost, efficient asset utilization, unbundled revenue sources aside from the basic fare with multiple products and services offered for additional fees. Globally, ULCCs business models include Allegiant and Frontier in the United States, Ryanair and Wizz in Europe, and AirAsia in Asia.

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

Economic and Demographic Trends

We believe the Mexican airline industry has strong potential for growth, given the country’s young demographics, the long-term trend for improving macroeconomic base and growing middle class, which will likely facilitate organic expansion of the airline sector. In addition, the national airline industry is relatively underpenetrated when compared to other countries of similar economic size and demographic characteristics, in terms of trips per capita. These elements combine at a time when the industry has been under considerable attrition due in part from some of the operators ceasing operations.

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 0.6% in 2025 and 1.8% in 2026 according to the Mexican Central Bank’s mid-point projections. Mexico’s GDP grew at a CAGR of 2.1% from 2014 to 2024, according to INEGI. U.S. GDP is expected to grow by 1.7% for 2025 and by 1.8% for 2026, according to the U.S. Federal Reserve.

As of 2020, according to the Censo de Población y Vivienda 2020 of INEGI intercensal survey, approximately 70% of the Mexican population was over 18 years of age, which we believe benefits us by providing a strong base of young, potential passengers in the future. These contrasts favorably with more mature aviation markets like the United States, where, as of July 2024, approximately 78% of the population was over 18 years of age according to the U.S. Census Bureau.

However, despite these favorable demographic indicators, the Mexican domestic aviation market remains underpenetrated. According to data from the local Civil Aviation Authorities in Mexico, such as the AFAC, as of 2023 the domestic flights per capita in Mexico was 0.5 per capita, indicating a lower level of domestic air travel penetration compared to countries with similar economies (as measured by income per capita) and geographies. Specifically, according to data from the Unidad Administrativa Especial de Aeronáutica Civil (UAEAC), Colombia’s domestic flights per capita was 0.6 in 2023, compared to 0.8 in Chile during the same year, according to data from the Junta de Aeronáutica Civil (JAC). Lastly, Turkey’s domestic air trips per capita stood at 1.1 as of 2023, according to the Ministry of Transport and Infrastructure of the Republic of Turkey (UAB).

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the predominant low-cost option for long-distance travel for a significant portion of the Mexican population. In 2023, bus companies transported over 3.1 billion passengers in Mexico in the domestic market, of which approximately 83.7 million were executive and luxury passenger segments, as measured in segments which include both long-distance (five hours or greater) and short-distance travel, according to the SICT. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

The Mexican federal government still manages and operates the Mexico City International Airport, which it considers strategic, as well as other minor airports in the country. We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In January 2019, the Mexican federal government introduced plans to invest in the expansion of the existing airport and build a new airport in the Mexico City metropolitan area. In March 2022, the first phase of Felipe Angeles International Airport was completed, and it began operations. This new airport is managed and operated by the Mexican federal government. In January 2025, the Mexican federal government announced the remodeling of the Mexico City International Airport, starting in the first semester of 2025, with the goal of concluding in 2026.

According to the Airbus Global Market Forecast 2024 (GMF24), Airbus forecasts a CAGR of 3.5% for domestic air traffic within the Latin America and Caribbean region, from 2019 to 2043. Specifically, the Mexican domestic market is forecasted to exhibit a CAGR of 5.0%, from 2019 to 2027, with a corresponding CAGR of 4.7% for routes between Mexico and the United States during the same period. Similarly, traffic originating from Central America to the United States is expected to achieve a CAGR of 4.5%. The projected growth is primarily driven by intra-regional flows, supported by the continued growth of low-cost carrier networks. The continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has transformed significantly since the emergence of ultra-low-cost carriers and the exit of more than nine carriers since 2007, according to the SICT. Furthermore, the pandemic led to an unprecedented market consolidation. As of December 31, 2024, the top three carriers in Mexico collectively held approximately 99% of the domestic market, with 71% of this share attributed to ultra-low-cost carriers, Volaris and Viva. Changes in the Mexican airline competitive environment have resulted in an increase in the domestic market load factor for the remaining carriers.

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

VFR and leisure passengers travel for a number of reasons, including social visits and vacation travel. We believe that VFR and leisure traffic are the most important components of the traffic in the markets we target and serve and are important contributors to our non-passenger revenue production. We estimate that VFR and leisure passengers represent a significant percentage of our total passenger volume. As part of our route development strategy, we target markets that will likely appeal to VFR and leisure travelers at price points that were previously not available. This approach allows us to stimulate demand in new markets by catering to VFR and leisure travelers’ preferences.

Domestic passenger traffic in Mexico has shown consistent growth, with a CAGR of 6.3% from 2009 to 2024, based on data from the AFAC. Similarly, international passenger volumes have increased at a CAGR of 6.0% over the same period. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2009 to 2024:

Passenger Volumes(1)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
(millions of segment passengers)
Domestic	24.6	24.6	25.6	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7	28.3	44.4	57.2	63.6	61.6
(% growth increased)	(12.9)%	0.2%	3.9%	10.3%	8.5%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%	57.2%	28.8%	11.2%	(3.3)%
International	24.2	25.8	26.8	28.5	30.9	33.6	37.5	40.8	45.1	47.6	48.8	20.1	35.8	50.1	54.7	57.9
% growth increased)	(13.2)%	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	8.9%	10.4%	5.6%	2.5%	(58.8)%	78.2%	40.0%	9.2%	5.7%
Total	48.8	50.4	52.4	56.8	61.5	66.6	74.8	82.8	90.4	97.3	102.5	48.4	80.2	107.3	118.3	119.4
% growth increased)	(13.1)%	3.2%	4.0%	8.3%	8.3%	8.3%	12.3%	10.7%	9.3%	7.6%	5.4%	(52.8)%	65.9%	33.8%	10.3%	0.9%

Source: AFAC – “Traffic Statistics by Airline”

Our international growth strategy has focused on targeting markets in the United States with large Mexican and Latin-American communities in order to stimulate VFR demand and leisure traffic in those markets. During 2024, approximately 69% of international passengers in Mexico flew to the United States, making it the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. Many Mexicans in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities. These cities are generally located in and near to counties with Hispanic populations of over one million as of 2020, according to PEW Research Hispanic Center. Additionally, according to the same source, as of 2021, the top five U.S. metropolitan areas by Hispanic population were as follows:

•	Los Angeles, CA: 5.9 million;
•	New York, NY: 5.1 million;
•	Miami, FL: 2.8 million;
•	Houston, TX: 2.8 million; and
•	Riverside, CA: 2.5 million;

In recent years, we have also been growing our operations in Central and South America.

In 2024, the Mexican ULCCs (Volaris and Viva) together maintained 71.3% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Volaris	12.74%	14.71%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.42%	28.31%	31.23%	38.34%	41.22%	41.00%	38.27%	33.28%
Grupo Aeroméxico	32.13%	35.69%	40.07%	37.78%	35.77%	36.04%	33.74%	31.13%	28.96%	27.59%	24.21%	25.31%	27.48%	26.50%	27.53%	27.54%
Former Grupo Mexicana(2)	11.70%	6.01%	—	—	—	—	—	—	—	—	—	—	—	—	—	0.48%
Interjet(3)	12.65%	16.26%	24.78%	23.83%	24.37%	23.69%	24.53%	21.63%	21.18%	20.48%	19.69%	8.75%	—	—	—	—
Viva	5.79%	8.80%	11.49%	12.49%	12.19%	11.81%	11.70%	14.25%	16.87%	18.35%	20.12%	24.41%	28.31%	30.40%	33.23%	38.03%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Ceased operations in August 2010 and resumed operations in 2023.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Volaris	2.92%	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%	39.20%	35.83%	38.08%	36.72%
Grupo Aeroméxico	31.06%	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%	41.59%	47.63%	45.47%	46.91%
Former Grupo Mexicana(2)	65.36%	49.94%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	—	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%	—	—	—	—
Viva	0.43%	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%	18.11%	15.37%	15.55%	15.91%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Ceased operation in August 2010 and resumed operations in 2023.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

We have been able to grow our international market share in the United States substantially over the past five years even with significant competition from leading U.S. carriers. As of December 31, 2024, we were the third largest international carrier in terms of passenger flight segments out of all airlines flying internationally to and from Mexico. We have been able to grow our international market share and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 21.4% from 2006 to 2024, with approximately 0.9 million booked passengers in 2006 and 29.5 million booked passengers in 2024.

Our Business Model

Our business model is similar to that of other ULCCs operating elsewhere in the world, such as Allegiant and Frontier in the United States, Ryanair and Wizz in Europe and AirAsia in Asia. We utilize our ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide suitable and efficient customer service. Our unbundled pricing strategy allows us to provide low base fares and enables our passengers to select and pay for a range of optional products and services for additional fees. We target VFR travelers, cost-conscious business travelers and leisure travelers in Mexico and to select destinations in the United States, Central and South America.

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

We have a relentless focus on low costs as part of our organizational culture. We are one of the lowest cost publicly traded airline carriers in Latin America, based on CASM. We are also one of the lowest cost carriers in our target markets in Mexico and the United States, compared to our target market competitors, according to public information available from such competitors. We are able to keep our costs low due to our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.

Since our inception, we have aimed to achieve the following goals:

•	to create a profitable and sustainable business model;
•	to successfully compete by creating structural advantages over other carriers serving Mexico through our ULCC business model;
•	to provide affordable air travel with a suitable and efficient experience for our customers; and
•	to create a dynamic, cost-conscious and entrepreneurial working culture for our employees.

Our Strengths

We believe that our strengths are:

Low-Cost Structure. We believe that in 2024 we had one of the lowest cost structures of any Latin American publicly traded airline, with CASM of U.S. $8.03 cents, compared to Azul at U.S. $10.33 cents, Copa at U.S. $8.95 cents, and LATAM at U.S. $11.59 cents. In 2024, we also had significantly lower costs than our U.S. based publicly traded target market competitors, including Alaska at U.S. $14.66 cents, American at U.S. $17.61 cents, Delta at U.S. $19.30 cents, Jet Blue at U.S. $15.08 cents, Southwest at U.S. $15.32 cents, Frontier at U.S. $9.32 cents, Spirit at U.S. $11.35 cents, Allegiant at U.S. $12.11 cents and United at U.S. $16.70 cents, according to publicly available financial information.

We achieve our low operating costs in large part due to:

•	Efficient and Single-Family Fleet. We operate a single and efficient fleet of Airbus A320 family aircraft, which is one of the youngest fleets in the Americas, with an average age of 6.4 years as of December 31, 2024.
•	High Asset Utilization. Our fleet has a high-density seat configuration, and we had one of the highest worldwide average aircraft utilization rates at 13.03 block hours per day in 2024.
•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center, or airport service desks, as these distribution channels have the lowest cost to us. In 2024, we sold 83% of our tickets through these channels. We do not use a global distribution system.
•	Variable, Performance-Based Compensation Structure. We compensate our employees based on the contribution they make to our success, rather than seniority, by basing their compensation on their performance each year.

Ancillary Revenue Generation. By offering our passengers the flexibility to choose which additional products and services they purchase and use through our unbundling strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S. $54.13 in 2024 by, among other things:

•	checked baggage;
•	charging for excess baggage;
•	utilizing our excess aircraft belly space to transport cargo;
•	passing through all distribution-related expenses;
•	charging for advance seat selection, extra legroom, and carriage of sports equipment;
•	consistently enforcing revenue policies, including change fees;
•	generating subscription fees from our ultra-low-fare subscription service, V-Club and Annual Pass;
•	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;
•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and
•	selling onboard food and beverages advertising.

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

During 2024, we managed yield and load factor, including through targeted promotional fares that can be as low as U.S. $1.80 or U.S. $0.98 for V-Club members, excluding airport fees. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 255,000 points of payment throughout Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash within 24 hours. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from other operators. Based on our 2024 results, we have developed a profitable route network and achieved a leading market share in several of our markets. As of December 31, 2024, we held over 50% of passenger market share in 151 of our 250 routes, and faced no competition from any other carrier on over 44% of our routes. In 2024, 36% of our passenger revenues derived from our U.S. routes and 37% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2024, we achieved an average passenger load factor of 86.8% and an average aircraft utilization rate of 13.03 block hours per day with a standard turnaround time between flights of approximately 70 minutes. For our fleet type, our average aircraft utilization rate of 11.16 flight hours per day in 2024 was among the highest worldwide and was 40% higher than the industry average of 7.98 flight hours per day for all Airbus A319 aircraft, 24% higher than the 9.01 flight hours per day for all Airbus A320 aircraft and 11% higher than the 10.02 flight hours per day for all Airbus A321 aircraft, according to Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat better than the lower-density configurations flown by certain of our competitors. In addition, we strive for market-leading operational performance, with an 83.6% on-time performance rate, 99.2% schedule completion and a mishandled baggage rate of only 0.7 bags per 1,000 passengers in 2024.

Brand Recognition and Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2024, we had approximately 5.4 million fans on Facebook, 1.9 million followers on X (formerly Twitter), 619 thousand followers on Instagram, 55 thousand subscribers on YouTube and 233 thousand followers on TikTok, where we primarily focus on marketing, customer service and promotion. Our social media reach has been an effective and very low-cost marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on very short notice. We have also established various programs to make air travel more inviting for first-time travelers and other passengers who may desire additional services. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property for the “Volaris” brand.

Solid Balance Sheet. We have a healthy level of financial debt, since we have principally financed our operations through equity and operating cash flows, and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance new growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2024, we had a balance of U.S. $908.0 million in cash and cash equivalents, representing 29% of our last twelve months operating revenues. Additionally, as of December 31, 2024, our credit lines totaled U.S. $1,873.4 million, which include U.S. $1,315.4 million were related to financial debt (U.S. $308.6 million are undisbursed) and U.S. $558.0 million were related to letters of credit (U.S. $229.3 million are undisbursed). As of December 31, 2024, we had available lines of credit of U.S. $537.9 million.

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

Our Growth Strategy

Our goal is to continue growing, while maintaining our leadership in the Mexican aviation market by operating our ULCC business model and focusing on VFR travelers, cost-conscious business travelers and leisure travelers. The key elements of our growth strategy include:

Remain the ULCC of Choice in our Markets. We strive to remain the ultra-low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable, suitable, and efficient travel experience to our customers across our expanding operations in Mexico, the United States, Central and South America. Our ULCC business model enables us to operate based on low fare levels, and we intend to continue to maintain low fares to stimulate demand. We believe that we can continue to improve operating efficiencies while maintaining low costs by:

•	fleet transition to cost-efficient Airbus A320neo and A321neo aircraft with higher seat density and lower fuel consumption;
•	spreading our low fixed-cost infrastructure over a larger scale of operations;
•	contracting operating services functions;
•	keeping sales and marketing overhead low; and;
•	leveraging joint procurement benefits.

Grow Non-passenger Revenues while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-passenger revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products on which we receive commissions, such as hotel rooms, car rentals and trip interruption insurance. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called V-Club which had approximately 1.3 million members as of December 31, 2024. The number of V-Club members increased by 60% in 2024, compared to 2023. Our zero-fare includes a V-Club membership to incentivize more customers to join our discount club and generate repeat business that will reduce our customer acquisition cost. We also continue to expand the cargo transportation services we provide on our aircraft. As we broaden our ancillary products and services and increase our non-passenger revenue, we believe that we will be able to further lower base fares and continue to stimulate demand.

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

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 128 Airbus A320 family aircraft that will be delivered over the next seven years, 128 from our purchase agreement with Airbus, including 22 of the next generation Airbus A320neo and 106 of the next generation Airbus A321neo, the delivery of which commenced in 2016 and 2018, respectively. During 2024, we incorporated four used A320ceo, two A320neo and eight A321neo into our fleet.

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

On November 26th, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

Our fleet has reached 145 aircraft as of the date of this annual report. We intend to maintain a young and a common fleet family because we believe it is the most efficient option for our markets and operations.

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

For example, in 2024, we added 18 new routes, including 9 domestic routes and 9 international routes. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 132 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 166 routes internationally that have stage lengths of at least 410 miles.

Our Operations

Passenger Revenues

Passenger revenues accounted for U.S. $3,009.7 million or 95.8% of our total operating revenues in 2024. VFR traffic makes up the largest component of our customers and we believe that our VFR customers are the most cost conscious and time/schedule flexible of all of our travelers. VFR and leisure, the second largest component of our customers, are stronger during the summer, Christmas and New Year season, followed by Easter and responds well to demand stimulation based on low fares. Cost-conscious business travelers make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. These fees are recognized as revenue when the obligation of passenger transportation service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

The average fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are up to U.S. $35, U.S. $63, U.S. $210, U.S. $192 and U.S. $110, respectively. We also make trip insurance by third parties available through our website.

We recognize revenue from V-Club and other similar services as other passenger revenues when the service is provided.

V-Club membership generates income by incentivizing customers to make frequent purchases of flight tickets with Volaris, thereby strengthening our base of frequent customers and helping to reduce acquisition costs. V-Club subscriptions accounted for 1.5% of our other passenger revenues in 2024.

On January 23, 2023, our subsidiary, Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA).

Through this agreement, Concesionaria became a participating member of a coalition that operates a loyalty program known as “Spin Premia®,” which is established and managed by the Supplier. The program offers exclusive benefits to users, enabling them to accumulate and redeem reward points with OXXO and Volaris. The agreement is set to expire in June 2025.

Non-Passenger Revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2024, we derived U.S. $132.2 million, or 4.2%, of our total operating revenues from these sources.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance and other services. These revenues, as well as cargo services, are recognized as revenue at the time the service is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to the destination).

We make efficient use of extra capacity in our aircraft by carrying cargo on our passenger flights. We offer cargo transportation services on all domestic routes. All ground cargo handling services, including storage services offered to several third party providers, and the related cost of such services, are paid by our cargo customers and are rendered by specific suppliers. We offer competitive rates and our services include reception, check-in, shipping and delivery to the final destination.

We also offer charter services, which do not represent a significant part of our total operating revenues.

We also generate revenues from the Volaris cobranded credit card (“Volaris INVEX”), from multiple revenue streams, such as: billing, redemption, free flights for new customers, among others. Revenue from the Volaris INVEX accounted for 4% of our other non-passenger revenues as of December 31, 2024. We closed 2024 with approximately 1.3 million V-Club members and 941,000 Volaris INVEX holders. For more information on V-Club and the Volaris INVEX, see “—Sales, Distribution, Marketing and Advertising—Marketing and Advertising.”

Route Network

We currently serve 73 cities throughout Mexico, the United States, Central and South America. We operate up to 550 average daily segments on routes that connect 44 cities in Mexico and 29 cities in the United States and Central and South America.

The map below sets forth the destinations we currently serve:

Seattle
Portland
Oakland
Reno
Sacramento
San Jose, CA.
Fresno
Las Vegas
Los Angeles
Ontario, CA.
Phoenix
Denver
Chicago (O'Hare)
Chicago (Midway)
Nueva York
Washington D. C.
Charlotte
Dallas
San Antonio
Houston
McAllen
Orlando
Miami
Tijuana CBX
Mexicali
Cd. Juarez
Hermosillo
Chihuahua
Cd. Obregon
Loreto
Los Mochis
Torreon
Monterrey
Culiacan
La Paz
Los Cabos
Mazatlan
Tepic
Pto. Vallarta
Colima
Zihuatanejo
Acapulco
Pto. Escondido
Huatulco
Tapachula
Veracruz
Merida
Cancun
Cozumel
Tulum
Chetumal
San Jose, Costa Rica
Bogota, Colombia
Lima, Peru
Route map
Domestic
International USA
International Central America
International South America

Our route network is designed to provide service within Mexico and between Mexico, the United States, and Central and South America, and in particular those with large Hispanic and Mexican American communities, which are primarily concentrated in California and Texas. As part of our point-to-point strategy, we generally offer direct flights between cities with high traffic demand. We believe this scheduling approach allows us to serve a greater number of cities more frequently, leading to higher load factors and increased aircraft utilization, providing us with greater flexibility in our scheduling options.

To minimize turnaround times, we schedule flights to arrive at each destination and depart shortly after. Many of our evening flights are intended to provide red-eye travel options for longer routes, appealing to customers seeking to save on lodging expenses. Meanwhile, our day flights allow us to maximize fleet utilization and airport staff efficiently.

Sales, Distribution, Marketing and Advertising

Sales and Distribution. We currently sell our products through four primary distribution channels:

•	our website and mobile app;
•	our call center;
•	airports; and
•	third parties, such as travel agents.

The following table sets forth the approximate percentage of our ticket sales and applicable fees attributed to each of our main distribution sources in 2024:

Distribution source	% of tickets sold	Fee in dollars(1)
Website and mobile app	78%	$0
Call center	3%	$21
Third-party travel agents	17%	$9
Airport counters	2%	$0

(1)	Standard fee charged per customer.

Our website is our primary platform for ticket sales. Sales through our website and mobile app represent our lowest-cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them to our customers.

Our passengers may pay for tickets by credit or debit card at the time of booking on our website or through our call center or in cash within 24 hours at one of the various points of payment located at several different businesses vendors we have made available. In 2024, 93.1% of our sales were paid by credit or with debit card and 6.9% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia to provide our customers with the opportunity to pay in cash for their tickets at over 255,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2024, we paid an aggregate of U.S. $75.2 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link México, S.A. de C.V. (“Onelink”) for call center services. Pursuant to this agreement, Onelink fields incoming calls from our customers and provides them with information about our fares, schedules and availability. The agreement with Onelink expires in August 2025.

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

Marketing and Advertising. Our marketing and advertising efforts include the use of the internet, television, radio and billboards. We focus on direct consumer marketing in our targeted markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, X (formerly Twitter), Google, Instagram, YouTube and TikTok. As of December 31, 2024, we had approximately 5.4 million fans on Facebook, 1.9 million followers on X (formerly Twitter), 619 thousand followers on Instagram, 55 thousand subscribers on YouTube and 233 thousand followers on TikTok, which we primarily use for marketing, customer service and promotion.

We reach our customers directly by holding promotional events that build brand recognition. We also advertise on billboards, in venues that our core consumers frequently attend, radio, television and shopping malls. We have internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 700 thousand e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost.

Our marketing campaign “Ponle tu apodo a un avión” is designed to connect with younger audiences through music and a fun dynamic. Participants had the chance to win a year of unlimited flights and have their nickname displayed on a fuselage, creating relevant brand awareness among upcoming generations.

We also launched “Atrévete a volar” which targets low-to-middle income travelers. Our efforts are focused on new channels and on educating individuals about the ease of air travel, with the goal of accelerating the substitution of long-distance bus travel with air transportation.

Lastly, in August 2024, we and Viva launched a joint anti-fraud campaign aimed at educating the public on how to safely purchase flight tickets. This collaboration seeks to raise awareness about the growing fraudulent ticket sales, particularly through social media and phone scams. With over 57 million passengers transported by both airlines in 2024, this initiative plays a crucial role in ensuring safe and legitimate ticket purchases for consumers.

V-Club, our annual subscription-based service, grants members exclusive first access to our lowest fares offerings. In addition, it provides members with guaranteed member-only fare sales and exclusive offers on hotels, rental cars and other travel necessities with YaVas. V-Club members may access their benefits through our website and our mobile app. As of December 31, 2024, we had approximately 1.3 million V-Club members, an increase of 60% compared to 2023.

We offer three types of Volaris INVEX credit cards: the Volaris INVEX 0, Volaris INVEX, and the Volaris INVEX 2.0. The Volaris INVEX 0, which has no annual fee, was launched in October 2017, and offers the following benefits:

•	1% cash back on all purchases to be used in Volaris;
•	priority boarding on our flights; and additional baggage at no cost (as long as the client pays more than 50% of their reservation with their Credit Card or e-credit);
•	deferred payment on purchases with no interest; and
•	a 15% discount on the purchase of on-board menu items.

The Volaris INVEX launched in March 2015, and has the same benefits as the above plus 0.5% more in cashback.

The Volaris INVEX 2.0 launched in March 2015, and in the addition to the benefits listed above, it also offers at no cost: individual V-Club, 2% cash back on all purchases, LoungeKey memberships, among other benefits. As of December 31, 2024, there were 941,000 Volaris INVEX holders.

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

We are committed to compensating our employees based on their performance and rewarding them for their contribution to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2024, we conducted Net Promoter Score (NPS) surveys during the year with an average of 43,196 monthly responses; as we expand our operations, this number is likely to increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2022, 2023, and 2024:

	2022	2023	2024
On-time performance(1)	71.2%	76.9%	83.6%
Schedule completion (2)	99.2%	99.1%	99.2%
Mishandled baggage(3)	0.7	0.7	0.7

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2024, our CASM was U.S. $8.03 cents, compared to an average non-stage length adjusted CASM of U.S. $10.29 cents for the other Latin American publicly traded airlines, including Azul, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, American, Delta, JetBlue, Southwest, Frontier, Spirit, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.61 cents in 2024.

Our main competitors in Mexico are Grupo Aeroméxico and Viva. Internationally, we compete with Grupo Aeroméxico, Viva and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, Viva and LATAM.

In 2024, the two Mexican ultra low-cost carriers, Volaris and Viva, held 71.3% of the domestic market based on passenger flight segments. Volaris had 33.3% of the domestic market, according to the AFAC.

As of December 31, 2024, the number of commercial aircraft in service in Mexico increased to 389, as compared to 369 as of December 31, 2023, according to AFAC. This 5% increase was comprised mainly of narrow body aircraft, including 44 Airbus A320neos, 101 Airbus A320s, 46 Boeing 737s, 43 Airbus A321neos and 20 Airbus A321s.

As of December 31, 2024, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 114 and 37 aircraft, respectively, as compared to 105 and 40, respectively, as of December 31, 2023.

In April 2023, Interjet declared bankruptcy in Mexico.

Viva, our largest competitor by domestic market share in 2024, increased its fleet from 80 as of December 31, 2023 to 96 as of December 31, 2024, according to AFAC.

As of 2024, our international market share considering all airlines flying internationally to and from Mexico, remained stable at 11.4%, in line with our market share as of December 2023.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 143 aircraft (141 of them are leased, and two are owned) as of December 31, 2024.

As of December 31, 2024, we flew only Airbus A320 family aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

In November 2024, we entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft to be delivered between 2025 and 2031.

As of December 31, 2024, our fleet of 143 Airbus narrow-body aircraft consisted of three Airbus A319s, 97 A320s (53 of them are NEO) and 43 A321s (33 of them are NEO). We have a young fleet with the average age of our fleet being 6.4 years as of December 31, 2024, compared to an average of 8.7 years for the other Mexican airlines according to the AFAC. A young fleet leads to better performance reliability, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A319s accommodate up to 144 passengers, our Airbus A320s accommodate up to 186 passengers and our Airbus A321s accommodate up to 239 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 50 spare engines (18 of them leased, 26 under financing and six owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from 2008 through December 31, 2024:

Fleet additions
(Returns)	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
A319	5	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)	—	(2)	(1)	—
A320	2	—	—	8	7	7	8	4	8	5	6	3	6	15	9	3	6
A321	—	—	—	—	—	—	—	2	8	—	4	2	—	—	9	10	8
Total fleet	21	21	26	34	41	44	50	56	69	71	77	82	86	101	117	129	143

As of December 31, 2024, we have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including: (i) a revolving line of credit with Santander and Bancomext under which we act as a guarantor; (ii) financing provided by certain lessors in respect of 16 aircraft to be delivered between 2025 and 2027; and (iii) a PDP financing facility with Carlyle Aviation Management (through its vehicle Runway Eleven Lender LLC) under which we act as guarantor), purchase, sale and leaseback transactions and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchases, sale and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus, which are sold to lessors and simultaneously leased back through leaseback agreements. We have obtained financing for the pre-delivery payments of all the aircraft to be delivered through the first half of 2028. As of December 31, 2024, we had 141 aircraft leased pursuant to long-term lease agreements for an average term of 12.43 years. The operating leases for these aircraft expire between 2024 and 2036. We make monthly lease payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide for fixed lease payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The current purchase agreement with Airbus requires us to accept delivery of 131 Airbus A320 family aircraft in the next seven years (from January 2025 to December 2031). The contractual agreement provides for the addition of 131 aircraft to our fleet as follows: 14 in 2025, 11 in 2026, 7 in 2027, 19 in 2028, 22 in 2029, 30 in 2030 and 28 in 2031. As of the date of this annual report, Airbus continues reviewing its delivery schedules in light of supply chain disruptions and production line slowdowns. Since the COVID-19 pandemic outbreak, and further since the war conflicts in Europe and Middle East, Airbus has notified us of the delay of several aircraft deliveries. Airbus has notified us of possible further delays for the following years. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. The purchase agreement with Airbus does not include the option to have fewer aircraft delivered.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which Airbus committed to deliver between 2022 and 2026. The new order includes 46 A320neo and 34 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022. During 2020, we amended the agreement with Airbus to reschedule 98 aircraft, both from this new 80 aircraft order and the previous order, between 2020 and 2028. In November 2021 we entered into a new amendment to the referred agreement to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised its right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, one of which has been delivered as of this dat. In November 2022, we entered into a new amendment to the referred agreement to purchase 25 additional aircraft, which Airbus committed to deliver in 2030. Finally, in November 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

We have one scheduled A319 aircraft return in 2026. Additionally, as of the date of this annual report, we have 34 A320 aircraft returns in the next four years. We also have ten A321 aircraft returns in the next four years. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, in the past we have been able to lease aircraft from lessors and expect to have flexibility to do so again in the future. For more information on the risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

Maintenance

We have mandated and approved maintenance programs required by the applicable aviation authorities, administered by our maintenance engineering and planning departments. Our maintenance technicians undergo extensive initial and ongoing training (as applicable by the aviation regulations) to ensure the safety of our operations. Line maintenance is performed by our qualified technicians, under our repair station certificates issued by the FAA and AFAC and by maintenance providers that hold the necessary certifications.

Aircraft maintenance and repair consists of routine and non-routine works and is mainly divided into three general categories: routine maintenance, major maintenance and component service. Routine line maintenance requirements consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly, and overnight checks, any diagnostics and routine repairs and any unscheduled tasks that are performed as required. Routine line maintenance events are normally performed by in-house mechanics and are primarily completed at the main airports we currently serve, supported by sub-contracted companies. Routine line maintenance also includes scheduled tasks that can typically take from six to 12 days to complete and are required every 24 or 36 months, as applicable, such as 24-month checks and C checks.

Major maintenance consists of a series of more complex tasks, including structural checks of the airframe, that can take up to six weeks to complete and are typically required every six years. Due to our fleet size and projected fleet growth, we believe outsourcing all of our major maintenance, such as engine servicing and major part repairs, is more efficient. We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and LHT on a power-by-hour basis for component services. We contract with LHT for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is a FAA and AFAC-approved maintenance provider.

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

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 46%, 38%, and 33% of our total operating expenses in 2022, 2023, and 2024, respectively. We purchase fuel in Mexico from ASA, who is also in charge of supplying it directly to our aircraft in Mexico. As established in our agreement with ASA, the fuel price is determined weekly by ASA based on international prices published by S&P Platt’s, the price of the services is determined by the Ministry of Finance and Public Credit, and the storage costs are determined by the Energy Regulatory Commission. Our agreement with ASA may be terminated without penalty by either party with a 30-days prior notice. We purchase our fuel outside of Mexico under fuel supply service contracts with World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel fuel service contracts. Historically, fuel costs have experienced substantial variances, which cannot be predicted with any degree of certainty since they are subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy allows us to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.”

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

Events such as conflict between Russia and Ukraine, or any future aircraft emergency, accident or similar incident even if it does not involve our airline could increase aircraft damage and liability premiums or reduce coverage scope. See Item 3: “Key Information—Risk Factors—Increases in insurance costs and/or significant reductions in coverage would harm our business, results of operations and financial condition.”

Corporate Sustainability Strategy

In 2024, we continue to make efforts to advance the incorporation of our corporate sustainability strategy into business practices. The strategy is comprised of three main pillars: Environmental, Social, and Economic and Governance, which aim to direct the efforts of the business toward a sustainable future growth while simultaneously creating value for our stakeholders.

The Environmental pillar aims to achieve our commitments related to emissions reduction and respond to regulatory requirements. We have taken the following initiatives:

•	Through our Fuel Saving Program, we aim to optimize our jet fuel consumption and to reduce carbon emissions. We address this goal by acquiring the best available and cost-efficient technology as part of our fleet renewal efforts. In 2024, our fleet had an average age of 6.4 years, with 60% of our aircraft being NEO and 88% equipped with sharklets, enhancing fuel efficiency and reducing CO₂ emissions per ASM. Moreover, we implement operational initiatives such as route optimization, flight techniques, reduction of auxiliary power unit usage, and reduction of onboard weight, among others.
•	We also have initiatives to reduce paper and electricity consumption, reduce waste, promote recycling, and promote efforts of voluntary carbon offsetting with our customers.
•	Moreover, in April 2023, the Company announced an investment agreement alongside Indigo Partners, GenZero, Cleanhill Partners, Frontier Airlines, and Wizz Air, which aims to accelerate the production of Sustainable Aviation Fuels (SAFs) worldwide through the North American CleanJoule. As a crucial means to mitigate carbon emissions in the aviation sector, SAFs offer a low-carbon alternative to conventional jet fuel, derived from renewable sources like waste oils, agricultural residues, and non-food crops. Despite their potential, SAFs currently lack widespread availability and cost-competitiveness to replace fossil fuels in our operations. SAFs contribute to less than 1% of global commercial aviation fuel usage due to limited supply.
•	Additionally, we manage and improve our environmental programs through the Integrated Airline Management System, which is certified by ISO 14001 and 9001. We comply with the applicable international and national regulations regarding environmental matters, such as CORSIA, and on a voluntary basis adopted standards and frameworks to disclose information. Moreover, we have third-party limited assurances that support that we are complying with CO2 emissions measurement, as required by the national and international regulations. In 2021, we joined IATA’s aviation industry initiative Fly Net Zero, to contribute to the decarbonization of the industry.

The Social pillar aims to strengthen our commitment to people. This includes our employees, customers, and the communities in which we operate. Our labor practices are designed to support solid labor relationships and the well-being of our employees through the Volaris Culture, which is comprised of: (i) our vision: transcending by creating and materializing the best travel experiences; (ii) our mission: with the best people and at a low cost, we enable more people to travel well; (iii) our behaviors: credibility, respect, impartiality, camaraderie, pride and sustainability, and (iv) our focus areas: safety, customer service, and sustained profitability.

Through a competitive benefits plan that exceeds applicable legal requirements, we seek to attract, develop, and retain the talent of competent and professional people. We are also committed to continuing to monitor the occupational safety and health of our employees. To that end, we have a series of initiatives that are focused on promoting a workplace free of violence and harassment, fostering the conditions necessary for equal opportunities, and providing appropriate and frequent training to assure the sustained well-being of our employees. Additionally, our corporate volunteer program aims to promote a culture of volunteering and a sense of belonging among our employees.

Moreover, the positive relationships with the communities in which we operate are integral to our Social pillar, as we believe it generates value and engagement. In 2024, we continued extending our community support. With our Avión Ayuda Volaris Program, we utilize available capacity in our aircraft to transport free of charge organs and tissues for transplant purposes, volunteers, medical personnel, and humanitarian cargo, and bring humanitarian aid to communities in crisis, including those impacted by natural disasters and other emergencies, through strategic alliances.

Furthermore, we seek to promote the protection of the rights of children and teenagers who travel with us, safeguarding them from potential human trafficking and commercial sexual exploitation in the context of travel and tourism. In 2013, we became the first airline in Latin America—and the second worldwide—to adopt “The Code”, an initiative by ECPAT International dedicated to protecting children and teenagers from human trafficking for commercial sexual exploitation. Through this program, we implemented a dedicated protocol and provide annual training for all our employees. At the end of 2023, we decided to update and expand the protocol to our destinations in Central and South America. In 2024, we reinforced this commitment by updating our protocol, enhancing training for our employees, and recognizing their role in this initiative. Simultaneously, we strengthened awareness efforts and encouraged stakeholders to take action against this crime by fully deploying our campaign, “Ojos en el Cielo” (Eyes in the Sky), to join the efforts against human trafficking and commercial sexual exploitation. The Social pillar also prioritizes the well-being, safety, health, and rights protection of our customers. We strive to strictly comply with the highest safety standards according to domestic and international regulations. In a year of growth for us, as 2024 was, we continued to focus on operational safety, maintained the IOSA certification, and were rated as one of the safest airlines worldwide by Airlineratings.com.

Through our Economic and Governance pillar we developed initiatives and actions that allow us to reduce costs, optimize resources, increase operational efficiency and reliability. We also aim to lawfully engage and advocate for the creation of public policies consistent with our corporate sustainability strategy, manage our corporate reputation, and develop clear communication channels with our stakeholders. Moreover, our business values, ethics, and legality are influenced through our anti-corruption and anti-bribery practices, as well as through risk and crisis management systems, as we aim to protect information, and personal data, and transparency in all our processes.

In 2024, these efforts culminated in our current inclusion in the S&P Dow Jones Best-in-Class Index, known as the Dow Jones Sustainability Index until February 2025, as one of the eight airlines included worldwide, and the only airline in the MILA Pacific Alliance Index.

C.       Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as our ownership and voting percentage in each as of the date of this annual report:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
99.99%
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.
0.00051%
98%
Servicios Corporativos Volaris, S.A. de C.V.
2%
98%
Comercializadora V. Frecuenta, S.A. de C.V.
2%
99.99%
Viajes Vuela, S.A. de C.V.
0.01%
98%
Comercializadora Volaris, S.A. de C.V.
2%
100%
Vuela Aviación, S.A. (Costa Rica)
99.99%
Vuela El Salvador, S.A. de C.V. (El Salvador)
0.01%
99.99%
Vuela, S.A. (Guatemala)
0.01%
90%
10%
Servicios Earhart, S.A. (Guatemala)
0.02%
Guatemala Dispatch Service, S.A. (Guatemala)
99.98%

Volaris Opco is our airline operating subsidiary in Mexico and the United States. Comercializadora is primarily engaged in our loyalty program, and other commercial matters including marketing and advertising. Volaris Opco, Volaris and Servicios Corporativos employ some of our employees. Servicios Corporativos renders specialized services to its affiliates. Viajes Vuela performs travel agency services. Comercializadora V. Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employ some of our employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. Vuela El Salvador is incorporated in El Salvador. See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus with respect to certain aircraft, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2024
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3853	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3855	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3866	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3867	Pre-delivery payments financing	Mexico	100.00%
CIBanco, S.A., Institución de Banca Múltiple, Fidecomiso CIB/3921	Pre-delivery payments financing	Mexico	100.00%

•	Trust for the first issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount Ps.1.5 billion (U.S. $78.5 million, based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019) through Fideicomiso Irrevocable de Administración número CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) for an amount of up to Ps.3.0 billion (U.S. $157.1 million based on an exchange rate of Ps.19.10 to U.S. $1 on June 20, 2019). The asset backed trust notes under the ticket VOLARCB 19 were fully amortized on June 20, 2024.
•	Trust for the second issuance of asset backed securities: On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $72.1 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $144.2 million, based on an exchange rate of Ps.20.80 to U.S. $1 on October 13, 2021).
•	Trust for the third issuance of asset backed securities: On September 28, 2023, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 23 in the amount of Ps.1.5 billion (U.S. $85.8 million, based on an exchange rate of Ps.17.47 to U.S. $1 on September 28, 2023) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.5.0 billion (U.S. $286.2 million, based on an exchange rate of Ps.17.47 to U.S. $1 on September 28, 2023).

			% Equity
Name	Principal Activities	Country	Interest 2024
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset-backed securities trustee and administrator	Mexico	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity
Name	Principal Activities	Country	Interest 2024
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100.00%

•	Aircraft administration trusts: We have formed the following aircraft administration trusts:

			% Equity
Name	Principal Activities	Country	Interest 2024
Bank of Utah, Trust N503VL	Aircraft administration trust	Mexico	100.00%
Bank of Utah, Trust N504VL	Aircraft administration trust	Mexico	100.00%

•	Consolidation by control

Name	Principal Activities	Country
North Star Financing Limited(1) (SPV)	Private company limited by shares	Ireland

(1)	As of December 31, 2024, the Company does not hold an ownership interest in North Star Financing Limited. However, management has determined that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. Effective December 19, 2024, the private company limited by shares was constituted.

D.       Property, Plants and Equipment

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter, gate space, operations support area and baggage service offices, generally are for terms ranging from one to three years and contain provisions for periodic adjustments of lease rates. We expect to either renew these leases or find alternative space that would permit us to continue providing our services. Under the terms of these leases, we are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft. In addition, we sublease a hangar facility at Tijuana airport and an additional platform through June 30, 2027 and July 1, 2031, respectively.

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

Key Performance Indicators

The following measures are often provided and used by our management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Revenue passenger miles, or RPMs; Average passenger revenue per booked passenger; Average non-passenger revenue per booked passenger; Total operating revenue per ASM, or TRASM; Passenger Revenue per ASMS, or RASM; Operating expenses per ASM, or CASM; CASM ex fuel, and average economic fuel cost per gallon. Average passenger revenue per booked passenger represents the total passenger revenue divided by booked passengers. The CASM ex fuel represents total operating expenses, net excluding fuel expense divided by ASMs. Average economic fuel cost per gallon represents total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed. We believe this operating data is useful in reporting the operating performance of our business, however, these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Description of Our Principal Line Items

Passenger Revenues

Our passenger revenues include: (i) passenger revenues and (ii) other passenger revenues.

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. 48% of our total operating revenues were derived from passenger fares in 2024. Passenger revenues are based upon our capacity, load factor and the average passenger revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average passenger revenues per booked passenger represents the total passenger revenue divided by booked passengers.

Our most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires on the date of the scheduled travel. 48% of our total operating revenues were derived from other passenger revenues in 2024.

We also classify as other passenger revenue “V-Club” and other similar services, which are recognized as revenue over time when the service is provided.

Non-Passenger Revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2024, we derived U.S. $132.2 million, or 4.2%, of our total operating revenues from these sources.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of trip insurance and other services. These as well as cargo services, are recognized as revenue at the time the service is provided.

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

Statements of Operations data

	2022	2023	2024
Operating revenues
Passenger revenues:
Fare revenues	58%	51%	48%
Other passenger revenues	38%	45%	48%
Non-passenger revenues:
Other non-passenger revenues	3%	3%	3%
Cargo	1%	1%	1%
Total operating revenues	100%	100%	100%
Other operating income	(1)%	(2)%	(7)%
Fuel expense	46%	36%	28%
Landing, take-off and navigation expenses	13%	15%	16%
Salaries and benefits	10%	12%	13%
Depreciation of right of use assets	11%	11%	13%
Sales, marketing and distribution expenses	4%	5%	6%
Other operating expenses	4%	6%	5%
Depreciation and amortization	3%	4%	6%
Aircraft and engine variable lease expenses	4%	3%	4%
Maintenance expenses	3%	3%	3%
Total operating expenses, net	97%	93%	87%
Operating income	3%	7%	13%
Finance income	0%	1%	2%
Finance cost	(7)%	(7)%	(9)%
Foreign exchange gain (loss), net	0%	(1)%	0%
(Loss) income before income tax	(4)%	0%	6%
Income tax benefit (expenses)	2%	0%	(2)%
Net (loss) income	(2)%	0%	4%

Revenue Recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once we provide the transportation service or when the non-refundable ticket expires on the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of our tickets are non-refundable; however, certain tickets may be changed upon payment of a fee. Additionally, we do not operate our own frequent flier program.

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

We sell certain connecting flight tickets with one or more segments operated by other airline partners. For segments operated by one of our airline partners, we have determined that we are acting as an agent on behalf of such airline partners as we are responsible for a portion of the contract (i.e., transportation of the passenger). When we act as the agent, we recognize revenue within other passenger revenues at the time of travel, for the net amount retained by us for any segments flown by the other airline.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance and other services. These revenues, as well as cargo services, are recognized as revenue at the time the service is provided.

We also evaluate, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When we determine that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent). We are also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets but are not included in passenger revenue. We record a liability when we receive payment from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

Contract with FEMSA

On January 23, 2023, our subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Through this agreement, Concesionaria became a participating company in a coalition that integrates a Loyalty Program known as “Spin Premia®”, which is established and managed by the Supplier. The program offers exclusive benefits to users, enabling them to accumulate and redeem reward points with OXXO and Volaris. The agreement is set to expire in June 2025.

Operating Expenses, net

Our operating expenses consist of the following line items.

Other Operating Income. Other operating income primarily includes gains from sale and leaseback transactions and the compensation received from the manufactuer related to preventive accelerated engine inspections.

Fuel expense. Fuel expense is our single largest operating expense. It includes the cost of fuel, fuel taxes, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting.

Landing, Take-off and Navigation Expenses. Landing, take-off and navigation expenses include airport fees, handling charges, rents, and variable facility-related costs, such as the fees charged by airports for the use or lease of airport facilities, as well as costs associated with ground handling services provided by specific suppliers. These expenses also include route charges, which are the costs incurred for the use of a country’s or territory’s airspace, which are typically levied based on the distance flown through that airspace.

Depreciation of right–of–use assets. Depreciation of right-of-use assets includes the depreciation of all aircraft and engine leases and some land and building leases that qualify under IFRS 16.

Under IFRS 16, at the commencement date of a lease, a lessee recognizes a liability for making lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., changes in the scope of the lease agreement). The lessee generally recognizes the amount of remeasurement as a change in the lease liability and the right-of-use asset. In addition, for leases denominated in a foreign currency other than our functional currency the lease liability will be remeasured at each reporting date, using the foreign exchange of the period.

Salaries and Benefits. Salaries and benefits expenses includes the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Maintenance Expenses. Maintenance expenses include all parts, materials, repairs and fees for repairs performed by third party suppliers directly required to maintain our fleet. It excludes the direct labor cost of our own mechanics, which is included under salaries and benefits and only includes routine and ordinary maintenance expenses. Major maintenance expenses are capitalized and subsequently amortized as described in “Depreciation and Amortization.”

Sales, Marketing and Distribution Expenses. Sales, marketing and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, call center services, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

Aircraft and Engine Variable Lease Expenses. Aircraft and engine variable expenses primarily include the estimated return costs of our fleet, which are determined in accordance with IAS 37, which in no case are related to scheduled major maintenance. Additionally, aircraft and engine variable lease expenses include the maintenance deposit we pay to the lessor as maintenance reserves, when we determine that we will not recover such deposits in whole or in part. In these cases, we record these amounts as supplemental rents in the statements of operations from the time the determination is made through the remaining lease term.

Other Operating Expenses. Other operating expenses include: (i) administrative and operational support expenses, (ii) technology and communications and (iii) insurance expenses.

Depreciation and Amortization. Depreciation and amortization expense includes the depreciation of all owned flight equipment, furniture, and other equipment, as well as leasehold improvements related to flight equipment. It also includes the amortization of major maintenance events that are accounted for under the deferral accounting method. These deferred costs, related to the aging of our fleet, are amortized over the shorter of the period until the next scheduled major maintenance event or the remaining term of the lease.

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2022	2023	2024
	(In dollars cents)
Other operating income	(0.1)	(0.1)	(0.6)
Fuel expense	3.7	3.0	2.6
Landing, take-off and navigation expenses	1.1	1.3	1.4
Salaries and benefits	0.8	1.0	1.2
Depreciation of right of use assets	0.9	0.9	1.2
Sales, marketing and distribution expenses	0.4	0.4	0.5
Aircraft and engine variable lease expenses	0.4	0.3	0.4
Maintenance expenses	0.3	0.3	0.3
Other operating expenses	0.2	0.4	0.5
Depreciation and amortization	0.2	0.3	0.5
Total operating expenses, net	7.9	7.8	8.0

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Continued conflict between Russia and Ukraine and the conflict in the Middle East. Following the geopolitical crisis in Eastern Europe, on February 21, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. The next day, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with fuel prices surging to their highest level since 2008 amid global concerns on the commodity supply, affecting costs for the aviation industry in 2022. However, according to IATA, as of 2023, the war in Ukraine has not yet significantly impacted the profitability of most airlines. Nonetheless, if the conflict - escalates, it holds the potential for adverse effects on the global aviation industry. Political conflicts are already impacting global trade and could potentially lead to a downturn in aviation.

Moreover, the escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, has heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil surged to over U.S. $90 per barrel reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices poses a significant risk to the aviation industry.

The Iran-Israel conflict has broader implications beyond the immediate region, and the tensions between these two nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 33% of our total operating expense in 2024, and continuous volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, statements of operations and financial position.

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, we are exposed to fuel price risk which might have an impact on the forecasted consumption volumes. Our jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to mitigate fuel price risk, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits.

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

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 2.0% per year for the next ten years according to the Mexican Central Bank, compared to a 1.8% annual growth rate for the United States during the same period as reported by the U.S. Federal Reserve. See “Key Information—Risk Factors—Risks Related to the Airline Industry—Public health threats, such as the H1N1 flu virus, the bird flu, Severe Acute Respiratory Syndrome (SARS), the Zika virus, COVID-19 and other highly communicable diseases, could affect suspension of domestic and international flights, travel behavior and could have a material adverse effect on the Mexican economy, airline industry reputation, the price of our shares, our business, results of operations and financial condition”.

In terms of population dynamics as of 2020, the INEGI intercensal survey revealed that approximately 34% of the Mexican population was under 20 years of age. This presents a favorable outlook as it provides a solid foundation for potential passenger growth. Furthermore, the inflation rate in Mexico in 2024 was 4.21%, based on data from the INEGI. Despite this inflation rate, as of December 31, 2024, Mexico’s international reserves were U.S. $228.8 billion.

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

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among Latin American publicly traded airlines. In 2024, our CASM was U.S. $8.03 cents, compared to an average non-stage length adjusted CASM of U.S. $10.29 cents for the other Latin American publicly traded airlines, including Azul, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, American, Delta, JetBlue, Southwest, Frontier, Spirit, Allegiant and United, which had an average non-stage-length adjusted CASM of U.S. $14.61 cents in 2024.

Our main competitors in Mexico are Grupo Aeroméxico and Viva. Internationally, we compete with Grupo Aeroméxico, Viva and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, Viva and LATAM.

In 2024, the two Mexican ultra low-cost carriers, Volaris and Viva, held 71.3% of the domestic market based on passenger flight segments. Volaris had 33.3% of the domestic market, according to the AFAC.

As of December 31, 2024, the number of commercial aircraft in service in Mexico increased to 389, as compared to 369 as of December 31, 2023, according to AFAC. This 5% increase was comprised mainly of narrow body aircraft, including 44 Airbus A320neos, 101 Airbus A320s, 46 Boeing 737s, 43 Airbus A321neos and 20 Airbus A321s.

As of December 31, 2024, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 114 and 37 aircraft, respectively, as compared to 105 and 40, respectively, as of December 31, 2023.

In April 2023, Interjet declared bankruptcy in Mexico.

Viva, our largest competitor by domestic market share in 2024, increased its fleet from 80 as of December 31, 2023 to 96 as of December 31, 2024, according to AFAC.

As of 2024, our international market share considering all airlines flying internationally to and from Mexico, remained stable at 11.4%, consistent with our market share in December 2023. We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There is a large bus industry in Mexico, with total passenger segments of approximately 3.1 billion in 2023, of which approximately 83.7 million were executive and luxury passenger segments, according to the SICT in Mexico and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. There are limited passenger rail services in Mexico.

Our main competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska, American, Delta and United. We reached 48.2% market share on the routes that we operate and 14.8% market share considering all routes between Mexico and the United States in 2024, according to the AFAC.

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

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, and accounted for 46%, 38%, and 33% of our total operating expenses for 2022, 2023, and 2024, respectively. Fuel availability and pricing are subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor predict. For 2025, we expect the fuel prices to remain volatile due to uncertainties regarding the political and macroeconomic environment.

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, we are exposed to fuel price risk which might have an impact on the forecasted consumption volumes. Our jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to mitigate fuel price risk, the risk management policy allows the use of derivative financial instruments available on OTC markets with approved counterparties and within approved limits.

The sensitivity analysis provided below presents the impact of a change of U.S. $0.01 per gallon in fuel market spot price in our financial performance. Considering these figures, an increase of U.S. $0.01 per gallon in the fuel prices during 2023 and 2024 would have impacted our operating expenses by U.S. $3,719 thousand and U.S. $3,227 thousand, respectively.

	For the years ended December 31,
	2023	2024
	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ U.S. $0.01 per gallon	3,719	3,227
- U.S. $0.01 per gallon	(3,719)	(3,227)

We have been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards reducing fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

In September 2024, we entered into Asian call options on US Gulf Coast Jet Fuel 54 to hedge 25.8 million gallons, covering a portion of the projected fuel consumption for the fourth quarter of 2024 and the first quarter of 2025. In October 2024, we executed additional Asian call options on US Gulf Coast Jet Fuel 54 to hedge an additional 14.5 million gallons, also corresponding to a portion of the anticipated fuel consumption for the same periods.

Our fuel cost is referenced mainly to Platts US Gulf Coast and Platts US West Coast, which are the commodities utilized to determine the cost of the fuel provided by most of our suppliers. As of December 31, 2024, we purchased most of the domestic fuel under the ASA fuel service contract, and our international fuel under the World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies, Titan, Vitol and Terpel fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 33% of our total operating expense in 2024, and continuous volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, statements of operations and financial position.

Currency fluctuations. The value of the U.S. dollar has been subject to significant fluctuations with respect to the Mexican peso in the past and may be subject to significant fluctuations in the future. If the Mexican peso decreases in value against the U.S. dollar, our operating demand could be adversely affected.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. However, we are exposed to fluctuations in exchange rates between the U.S. dollar and the peso.

As of December 31, 2023 and 2024, our net liability monetary position of Mexican pesos and other currencies denominated in U.S. dollars was U.S. $0.2 billion and U.S. $0.4 billion, respectively. In 2022, 2023 and 2024, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million, U.S. $(34.1) million and U.S. $13.7 million, respectively.

Maintenance Expenses. We are required to conduct varying levels of aircraft and engine maintenance, which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which they operate (flight duration and frequency of flights). Fleet maintenance requirements may involve short cycle maintenance checks, for example, daily checks, weekly checks, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks. Aircraft maintenance and repair costs for routine and non-routine maintenance are divided into three general categories:

•	Routine line maintenance requirements consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These types of maintenance events are currently performed by our mechanics and are primarily completed at the main airports that we currently serve supported by sub-contracted companies.
•	Certain maintenance activities, due to limited internal capabilities or capacity, are sub-contracted to qualified maintenance, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from six to 12 days to accomplish and are required every 24 or 36 months, such as 24-month checks and C checks. All routine maintenance costs are expensed as incurred.
•	Heavy or major maintenance to the airframe (including structural checks) consists of a series of more complex tasks, that can take from four to six weeks to accomplish and are generally required approximately every six years. Major maintenance is accounted for under the deferral method, whereby the costs of major maintenance, and major overhauls and repairs are capitalized as leasehold improvements to flight equipment and amortized over the shorter period of the next major maintenance event or the remaining lease term.
•	Engine services are performed pursuant to an engine flight hour agreement that guarantees a cost performance restoration shop visit, provides miscellaneous engine coverage, contributes to the cost of foreign objects damage events, ensures protection from annual escalations for engine repair services and grants credit for certain scrapped components. We also have a power by hour agreement for component services, which guarantees the availability of the aircraft components for our fleet when they are required and provides aircraft components to meet redelivery conditions of the leasing contract with a capped cost at the time of redelivery. The costs associated with the miscellaneous engine coverage and the component services agreements are recorded in the consolidated statements of operations.

Due to the young age of our fleet, 6.4 years on average as of December 31, 2024, maintenance expense in 2022, 2023, and 2024, remained relatively low. For the years ended December 31, 2022, 2023, and 2024, we capitalized major maintenance events as part of leasehold improvements to the flight equipment by the amount of U.S. $138.8 million, U.S. $139.8 million, and U.S. $129.4 million, respectively. For the years ended December 31, 2022, 2023, and 2024, the amortization of these deferred major maintenance expenses was U.S. $83.1 million, U.S. $114.9 million, and U.S. $150.6 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “Other Accounting Polices and Estimates.” In 2022, 2023, and 2024 total maintenance expenses amounted to U.S. $97.8 million, U.S. $98.4 million, and U.S. $100.4 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period. However, we estimate that based on our scheduled maintenance events, current major maintenance expense and maintenance-related amortization expense will be approximately U.S. $173.5 million and U.S. $185.3 million, respectively, in 2025.

Maintenance Deposits Paid to Lessors. Certain of our aircraft and engine lease agreements require us to pay maintenance deposits to lessors as a guarantee for the performance of major maintenance activities. These deposits are recorded as a guarantee deposit in our consolidated statements of financial position. See Item 5: “Other Accounting Policies and Estimates.”

Ramp-up Period for New Routes. We opened 25 new routes, 58 new routes and 18 new routes, during 2022, 2023, and 2024, respectively. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

Critical Accounting Estimates

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

Critical accounting policies are defined as those policies that reflect significant judgments or estimates about matters that are both inherently uncertain and material to our consolidated financial position or consolidated results of operations.

Return obligations.

Our aircraft and engine lease agreements require specific return conditions, which are described as follows:

a)	Modifications to the underlying asset to meet the return conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease agreement. These costs are initially recognized at present value as part of the right-of-use assets.
b)	Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. Return costs, which are not related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes probable that such costs will be incurred and they can be reliably estimated. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and presented as part of other liabilities, through the remaining lease term. We estimate the provision related to aircraft components and engines using certain assumptions, which include the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

As a result of the aircraft and engine lease extension agreements entered into during the year ended December 31, 2024, we reassessed our return liabilities. The effects of this remeasurement were presented as part of the variable lease expenses for aircraft and engines in our consolidated statements of operations. For the years ended December 31, 2022, 2023, and 2024, we recorded net redelivery expenses of U.S. $124.5 million, U.S. $103.8 million, and U.S. $135.2 million, respectively.

Other Accounting Policies and Estimates

Other accounting policies and estimates used in the preparation of our Consolidated Statement Financial Position and Consolidated Statement of Operations are presented as follows:

Maintenance Deposits Paid to Lessors.

Certain of the Company´s lease agreements include the obligation to pay maintenance deposits to lessors to guarantee major maintenance events.

These lease agreements provide that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.

Substantially all these maintenance deposits are calculated based on a utilization measure, such as flight hours or operating cycles. We paid U.S. $63.8 million, U.S. $52.6 million, and U.S. $16.8 million, in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2022, 2023, and 2024, respectively.

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position. The portion of prepaid maintenance deposits deemed unlikely to be recovered – primarily due to the difference between the deposit payments and the expected cost of the next related maintenance event they collateralize – is recognized as supplemental rent.

Under the lease terms of each agreement, we assess whether major maintenance of the leased aircraft and engines is expected to be performed. If major maintenance is not expected to be carried out at our own account, the deposit is recognized as a variable lease payment, as it represents a portion of the cost associated with the use of the leased aircraft or engine, determined based on time or flight cycles. For the years ended December 31, 2022, 2023 and 2024, we recorded supplemental lease payments of U.S.$48.2 million, U.S.$83.5 million and U.S.$114.3 million respectively.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee major maintenance activities; therefore, we do not record or make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease. For such agreements, we accumulate a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

As of December 31, 2022, 2023, and 2024, we had prepaid maintenance deposits of U.S. $441.1 million, U.S. $417.1 million, and U.S. $382.8 million, respectively, recorded in our consolidated statements of financial position. We currently expect that these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the year ended December 31, 2022, we extended the lease period for aircraft and engines, through lease agreements for five aircraft and two engines. During the year ended December 31, 2023, we extended the lease period for aircraft and engines, through lease agreements for nine aircraft and six engines. During the year ended December 31, 2024, we extended the lease period for aircraft and engines, through lease agreements for ten aircraft and two engines.

During the years ended December 31, 2022, 2023 and 2024, we added 18, 13 and 14 net new aircraft to our fleet, respectively. The lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

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

In 2022, 2023, and 2024, we capitalized costs of major maintenance events of U.S. $138.8 million, U.S. $139.8 million, and U.S. $129.4 million, respectively and we recognized amortization expenses of U.S. $83.1 million, U.S. $114.9 million, and U.S. $150.6 million, respectively. The amortization of deferred maintenance expenses is included under the caption depreciation and amortization expense in our consolidated statements of operations.

In August 2012, we entered into a total support agreement with LHT, as amended in December 2016, that expires December 2031, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to our results of operations. As part of this total support agreement, we received credit notes of U.S. $5.0 million in 2022 and of U.S. $1.5 million in 2017, which were deferred on our consolidated statements of financial position and are being amortized on a straight-line basis, prospectively during the term of the agreement.

During 2022, 2023, and 2024, we amortized a corresponding benefit from these credit notes of, U.S. $0.7 million, U.S. $0.5 million, and U.S. $0.5 million, respectively, which is recognized in the consolidated statements of operations as a reduction of maintenance expenses.

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

During the years ended December 31, 2022, 2023, and 2024, we sold and transferred aircraft and engines to third parties, giving rise to a gain of U.S. $21.2 million, U.S. $8.3 million, and U.S. $32.2 million, respectively, that was recorded as other operating income in the consolidated statements of operations.

Share-based payments

Long Term Incentive Plan (LTIP)

- Share purchase plan (equity-settled)

Certain key executives receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, considering the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

- SARs plan (cash settled)

We granted SARs to key executives, which entitle them to a cash payment after a service period.

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

Management incentive plan (“MIP”)

On February 19, 2016, the Board of Directors authorized an extension to the MIP for certain key executives, this plan was named MIP II. In accordance with this plan, we granted SARs to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, considering the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

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

Additional details of these plans can be consulted in note 18 to the Consolidated Financial Statements, included in this document. (Exhibit 17 and 18)

Derivative and Non-Derivative Financial Instruments and Hedge Accounting

We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year´s earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted daily, based on the fair value of the derivative position. As of December 31, 2024, we did not have any collateral recorded as guarantee deposits associated with jet fuel hedges.

(i)	Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2022, 2023, and 2024, represented 46%, 38%, and 33%, of our operating expenses, respectively.

During the years ended December 31, 2022 and 2023, we did not enter into derivative financial instruments to hedge our jet fuel exposure.

In September 2024, the Company entered into Asian Call Options on US Gulf Coast Jet Fuel 54 to hedge 25,832 thousand gallons, covering a portion of the projected fuel consumption for the fourth quarter of 2024 and the first quarter of 2025.

In October 2024, the Company executed additional Asian Call Options on US Gulf Coast Jet Fuel 54 to hedge 14,457 thousand gallons, also corresponding to a portion of the anticipated consumption for the same periods.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the references utilized to determine the cost of the fuel provided by our suppliers.

We apply IFRS 9, which comprises aspects related to classifications and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Paragraph 6.2.4 (a) of IFRS 9 allows us to separate the intrinsic value and time value of a derivatives contract and to designate as the hedging instrument only the change in the intrinsic value of the contract. As further required in paragraph 6.5.15 therein, because the external value (time value) of the Jet fuel derivatives contracts are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”), and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the “related to a transaction” type, then the time value included as accrued changes on external value in capital is considered as a “cost of hedging” under IFRS 9. The hedged item (jet fuel consumption) contracted by us represents a non-financial asset (energy commodity), which is not in our inventory. Instead, it is directly consumed by our aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in our inventories. Rather, it is initially accounted for in our OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss (in accordance with IFRS 9.6.5.15, B6.5.29 (a), B6.5.34 (a) and B6.5.39). As of January 2015, we began to reclassify these amounts (previously recognized as a component of equity) to our consolidated statement of operations in the same period in which our expected jet fuel volume consumed affects our jet fuel purchase line item therein.

As of December 31, 2024, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was US$431 thousand. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position given the out-of-the-money position as of December 31, 2024, recognized in other comprehensive loss was US$307 thousand.

The cost of hedging will be recycled to the fuel cost during fourth quarter 2024 and first quarter 2025, as these options expire on a monthly basis and the jet fuel is consumed. Contracted options for the fourth quarter 2024 expired and the only outstanding are the ones for the first quarter 2025.

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

During the years ended December 31, 2022, 2023, and 2024, the Company did not enter into foreign currency derivative contracts.

As of December 31, 2022, 2023, and 2024, our foreign exchange exposure also was a net liability position of U.S.$0.2 billion, U.S. $0.2 billion, and U.S. $0.4 billion, respectively, primarily denominated in Mexican Pesos.

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

Under the cash flow hedge (“CFH”), accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption as the hedged item in the consolidated statement of operations.

See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.”

(iii)	Interest Rate Risk. The interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate caps with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate caps with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. As of December 31, 2024, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.42 billion (U.S. $119.2 million based on an exchange rate of Ps.20.27 to U.S. $1 on December 31, 2024) and a fair value of U.S. $0.3 million. These instruments are included as assets in our consolidated statements of financial position.

The table below presents the payments required by our financial liabilities:

	Within one	One to five
	Year	Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	215,393	145,589	360,982
Asset backed trust notes	24,669	94,565	119,234
Other financing agreements	30,918	288,978	319,896
Total	270,980	529,132	800,112

Deferred Taxes.

Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. As of December 31, 2022, 2023, and 2024, we had tax loss carry-forwards amounting to U.S. $127.9 million, U.S. $131.2 million, and U.S. $0.8 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the year ended December 31, 2022, 2023, and 2024, we used tax-loss carry-forwards of U.S. $4.0 million, U.S. $15.5 million, and U.S. $107.9 million, respectively.

Central America (Guatemala, Costa Rica and El Salvador)

According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2022, 2023, and 2024, we generated tax (loss) profit of U.S. $(10) thousand, U.S. $623 thousand, and U.S. $966 thousand, respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2022, 2023 and 2024 we generated a net operating gain (loss) of U.S. $3.9 million, U.S. $(9.5) million and U.S. $0.6 million, respectively. Regarding operating loss no deferred tax asset has been recognized.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2022, 2023 and 2024, we generated a net operating gain for an amount of U.S. $17.1 million, U.S. $3.2 million and U.S. $35.8 million, respectively.

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

For the year ended December 31, 2024, we performed an impairment test on our only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 12.75% (pre-tax of 17.98%) and a long-term growth rate of 2.14%. We concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2024 and 2023, we evaluated through an analysis if there were signs of impairment in its long- lived assets and right- of use assets, and according to the result, we concluded there were no signs of impairment.

Allowance for Expected Credit Losses. An allowance for expected credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2022, 2023, and 2024, the allowance for credit losses were U.S. $1.7 million, U.S. $1.3 million, and U.S. $0.8 million, respectively.

Operating Revenues

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Operating Revenues
Passenger revenues:
Fare revenues	1,650,287	1,517,106	(133,181)	(8.1)%
Other passenger revenues	1,473,237	1,492,593	19,356	1.3%
Non-passenger revenues:
Other non-passenger revenues	115,424	111,551	(3,873)	(3.4)%
Cargo	20,025	20,626	601	3.0%
Total operating revenues	3,258,973	3,141,876	(117,097)	(3.6)%
Operating Data
Capacity (in ASMs in thousands)	38,890,127	33,989,693	(4,900,434)	(12.6)%
% Load factor booked	86%	87%		0.8	pp
Booked passengers (in thousands)	33,497	29,473	(4,024)	(12.0)%
Average passenger revenue per booked passenger	49	51	2	4.1%
Average other passenger revenue per booked passenger	44	51	7	15.9%
Average total ancillary revenue per booked passenger	48	55	7	14.6%
Revenue passenger miles (RPMs in thousands)	33,448,937	29,504,673	(3,944,264)	(11.8)%

Fare revenues. The 8.1% decrease in fare revenues in 2024 was primarily driven by a 12.0% decline in booked passengers, partially offset by a 4.1% increase in average fare revenue per booked passenger. Additionally, ASM capacity was reduced during 2024 in response to passenger demand in our markets.

Other passenger revenues. The 1.3% increase in other passenger revenues in 2024 was primarily driven by a higher number of passengers purchasing additional services compared to 2023. During 2024, we implemented new initiatives to increase ancillary revenue sales.

Other non-passenger revenues. The 3.4% decrease in other non-passenger revenues in 2024 was primarily due to a decline in other services, including third-party advertising, trip insurance, vacation packages, and others, compared to 2023.

Cargo. The 3.0% increase in cargo revenues in 2024 was primarily driven by a higher volume of cargo operations compared to 2023.

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

Fare revenues. The 0.7% decrease in fare revenues in 2023 was primarily driven by 9.3% decrease in the average fare revenue per booked passenger, partially offset by a 7.9% increase in booked passengers. Additionally, in 2023, ASM capacity increased in response to passenger demand in our markets.

Other passenger revenues. The 36.6% increase in other passenger revenues in 2023 was primarily driven by higher volume of passengers opting to purchase additional services and dynamic pricing in ancillaries as compared to 2022. Additionally, new products and initiatives were implemented to increase the sales of ancillary revenues.

Other non-passenger revenues. The 24.1% increase in other non-passenger revenues in 2023 was primarily driven by higher revenues, mainly from our affinity credit card commissions. The remainder of the increases was attributable to various other services, including advertising spaces to third parties, trip insurance revenues, vacations packages among others as compared to 2022.

Cargo. The 35.4% increase in cargo revenues in 2023 was primarily due to a higher volume of cargo operations recorded as compared to 2022.

Operating Expenses, net

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Other operating income	(54,710)	(206,444)	(151,734)	277.3%
Fuel expense	1,165,078	893,987	(271,091)	(23.3)%
Landing, take-off and navigation expenses	503,366	492,507	(10,859)	(2.2)%
Salaries and benefits	386,723	411,253	24,530	6.3%
Depreciation of right of use assets	362,015	409,935	47,920	13.2%
Sales, marketing and distribution expenses	167,341	169,472	2,131	1.3%
Other operating expenses	169,864	139,248	(30,616)	(18.0)%
Aircraft and engine variable lease expenses	103,845	135,155	31,310	30.2%
Maintenance expenses	98,445	100,426	1,981	2.0%
Depreciation and amortization	134,296	183,115	48,819	36.4%
Total operating expenses, net	3,036,263	2,728,654	(307,609)	(10.1)%

Total operating expenses, net decreased 10.1% in 2024 primarily attributed to the reduction of our operations and other factors described below.

Other Operating Income. The U.S. $151.7 million, or 277.3%, increase in other operating income in 2024 was primarily driven by a higher number of sale and leaseback transactions and the compensation received from the engine manufacturer related to preventive accelerated inspections for the GTF engines.

Fuel Expense. The 23.3% decrease in fuel expense in 2024 was primarily due to an 11.6% reduction in the average economic fuel cost per gallon and a 13.3% decrease in fuel consumption compared to 2023.

Landing, Take-off and Navigation Expenses. The 2.2% decrease in landing, take-off, and navigation expenses in 2024 was primarily driven by a 14.0% reduction in total departures and a 12.0% decline in passenger volume compared to 2023.

Salaries and Benefits. The 6.3% increase in salaries and benefits in 2024 was primarily driven by the annual salary increase and the provision for employee profit sharing.

Depreciation of Right of Use Assets. The 13.2% increase in depreciation of right-of-use assets in 2024 was primarily driven by fleet expansion, including the addition of 14 new aircraft.

Sales, Marketing and Distribution Expenses. The 1.3% increase in sales, marketing, and distribution expenses in 2024 was primarily driven by higher marketing expenditures aimed at promoting our routes and increasing our revenues.

Other Operating Expenses. The 18.0% decrease in other operating expenses in 2024 was primarily driven by the reduction in administrative and operational support expenses.

Aircraft and Engine Variable Lease Expenses. The 30.2% increase in aircraft and engine variable expenses in 2024 was primarily due to return accruals recorded during the year. Additionally, in 2023, we recognized benefits from the remeasurement of aircraft related to lease extensions.

Maintenance Expenses. The 2.0% increase in maintenance expenses in 2024 was driven by routine maintenance activities, resulting from a higher average fleet size during the year.

Depreciation and Amortization. The 36.4% increase in depreciation and amortization in 2024 was primarily due to higher amortization of major maintenance events, driven by the aging of our fleet. These maintenance costs are accounted for using the deferral method. In 2023 and 2024, we recorded amortization of major maintenance leasehold improvements totaling U.S. $114.9 million and U.S. $150.6 million, respectively.

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

Total operating expenses, net increased 8.3% in 2023 primarily attributed to the growth of operations and other factors described below.

Other Operating Income. The U.S. $29.6 million, or 118.3%, increase in other operating income in 2023 was primarily due the compensation from the engines manufacturer recorded in the period and sale and leaseback gains.

Fuel Expense, net. The 10.3% decrease in fuel expense in 2023 was primarily attributed to an 18.0% decrease in the average economic fuel cost per gallon, partially offset by a 9.5% increase in the gallons of fuel consumed as compared 2022.

Landing, Take-off and Navigation Expenses. The 32.8% increase in landing, take-off and navigation expenses in 2023 was primarily driven by a 4.3% rise in total departures and a 7.9% increase in passengers as compared to 2022. The rise in operational indicators, particularly in the international market, resulted in increased landing, take-off, and navigation expenses.

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

Sales, Marketing and Distribution Expenses. The 34.6% increase in sales, marketing and distribution expenses in 2023 was primarily driven by higher marketing expenses, sales commissions, and distribution expenses, aimed at bolstering our total operating revenue growth. Furthermore, increased investments were directed towards marketing and distribution efforts to enhance the promotion of our other passenger revenues and non-passenger revenues.

Maintenance Expenses. The 0.7% increase in maintenance expenses in 2023 was driven by routine maintenance activities carried out during the year attributable from higher average fleet size.

Aircraft and Engine Variable Lease Expenses. The 16.6% decrease in aircraft and engine variable expenses in 2023 was primarily due to lower redelivery costs resulting from the remeasurement of aircraft and engine lease extension agreements recorded during 2023.

Other Operating Expenses. The 65.6% increase in other operating expenses in 2023 was primarily driven by administrative and operational support expenses, accounting for 65% of this category. This increase includes higher travel and per diem expenses for our crew, as well as a rise in technology and communication expenses compared to the previous year.

Depreciation and Amortization. The 37.8% increase in depreciation and amortization in 2023 was primarily due to higher amortization of major maintenance events associated with the aging of our fleet. The cost of these major maintenance events is accounted under the deferral method. In 2022 and 2023, we recorded amortization of major maintenance lease hold improvements of U.S. $83.1 million and U.S. $114.9 million, respectively.

Operating Results

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	3,258,973	3,141,876	(117,097)	(3.6)%
Total operating expenses, net	3,036,263	2,728,654	(307,609)	(10.1)%
Operating income	222,710	413,222	190,512	85.5%

Operating income. As a result of the factors outlined above, our operating income increased from U.S. $222.7 million to U.S. $413.2 million in 2024.

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation
	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	2,847,190	3,258,973	411,783	14.5%
Total operating expenses, net	2,803,501	3,036,263	232,762	8.3%
Operating income	43,689	222,710	179,021	409.8%

Operating income. As a result of the factors outlined above, our operating income increased from U.S. $43.7 million in 2022 to U.S. $222.7 million in 2023.

Financial Results

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Financing results
Finance income	38,222	49,444	11,222	29.4%
Finance cost	(219,343)	(293,639)	(74,296)	33.9%
Foreign exchange (loss) gain, net	(34,147)	13,662	47,809	n/a
Total financing results	(215,268)	(230,533)	(15,265)	7.1%

Total Financing Results. The 7.1% increase in our total financing loss in 2024 was primarily due to higher financial cost related to aircraft and engine lease agreements, partially offset by the foreign exchange gains recorded during the year compared to 2023.

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation
	(In thousands of dollars, except for %)
Financing results
Finance income	12,902	38,222	25,320	196.2%
Finance cost	(192,535)	(219,343)	(26,808)	13.9%
Foreign exchange gain (loss), net	3,581	(34,147)	(37,728)	n/a
Total financing results	(176,052)	(215,268)	(39,216)	22.3%

Total Financing Results. The 22.3% increase in our total financing loss in 2023 was primarily due to a higher financial cost related to aircraft and engine lease agreements, as well as an increase in foreign exchange losses recorded during the year compared to 2022.

Income Tax Expense and Net Income

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Income before income tax	7,442	182,689	175,247	>100.0%
Income tax benefit (expense)	377	(56,314)	(56,691)	n/a
Net income	7,819	126,375	118,556	>100.0%

During the year ended December 31, 2023 and 2024, we recorded an income tax benefit (expense) of U.S. $0.4 million and U.S. ($56.3) million, respectively. As of December 31, 2024, our tax loss carry-forwards amounted to U.S. $0.8 (compared to U.S. $131.2 million as of December 31, 2023).

During the year ended December 31, 2023, we utilized U.S. $15.5 million in available tax loss carry-forwards, while in 2024, the utilization increased to U.S. $107.9 million. The effective tax rate for 2023 was (5.1%), whereas in 2024 was 30.8%.

2022 compared to 2023

	For the years ended December 31,
	2022	2023	Variation
	(In thousands of dollars, except for %)
(Loss) income before income tax	(132,363)	7,442	139,805	n/a
Income tax benefit	52,139	377	(51,762)	(99.3)%
Net (loss) income	(80,224)	7,819	88,043	n/a

During the years ended December 31, 2022 and 2023, we recorded a tax benefit of U.S. $52.1 million and U.S.$ 0.4 million, respectively. As of December 31, 2023, our tax loss carry-forwards amounted to U.S. $131.2 million (compared to U.S. $127.9 million as of December 31, 2022).

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2022, 2023, and 2024, and the selected consolidated statements of financial position data as of December 31, 2023 and 2024, from our audited financial statements included in this annual report. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of future performance

	As of and for the Years ended December 31,
	2022	2023	2024
	(in thousands of dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA(1)
Operating revenues:
Passenger revenues:
Fare revenues	1,661,176	1,650,287	1,517,106
Other passenger revenues	1,078,251	1,473,237	1,492,593
Non-passenger revenues:
Other non-passenger revenues	92,977	115,424	111,551
Cargo	14,786	20,025	20,626
	2,847,190	3,258,973	3,141,876
Other operating income	(25,066)	(54,710)	(206,444)
Fuel expense	1,299,254	1,165,078	893,987
Landing, take-off and navigation expenses	379,108	503,366	492,507
Salaries and benefits	283,089	386,723	411,253
Depreciation of right of use assets	320,443	362,015	409,935
Depreciation and amortization (2)	97,486	134,296	183,115
Sales, marketing and distribution expenses	124,287	167,341	169,472
Aircraft and engine variable lease expenses	124,532	103,845	135,155
Other operating expenses	102,585	169,864	139,248
Maintenance expenses (3)	97,783	98,445	100,426
	2,803,501	3,036,263	2,728,654
Operating income	43,689	222,710	413,222
Finance income	12,902	38,222	49,444
Finance cost	(192,535)	(219,343)	(293,639)
Foreign exchange gain (loss), net	3,581	(34,147)	13,662
(Loss) income before income tax	(132,363)	7,442	182,689
Income tax benefit (expense)	52,139	377	(56,314)
Net (loss) income	(80,224)	7,819	126,375
Weighted average shares outstanding:
Basic	1,155,029,942	1,152,609,485	1,150,743,230
Diluted	1,165,135,294	1,165,450,734	1,165,858,647
(Loss) earnings per share Basic (4)	(0.07)	0.01	0.11
(Loss) earnings per share Diluted (4)	(0.07)	0.01	0.11
(Loss) earnings per ADS Basic (5)	(0.69)	0.07	1.10
(Loss) earnings per ADS Diluted (5)	(0.69)	0.07	1.08
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	711,853	774,154	907,981
Short-term investments	—	15,265	45,737
Accounts receivable, net	240,126	250,599	138,810
Guarantee deposits-current portion	64,357	147,836	227,211
Total current assets (9)	1,066,078	1,247,647	1,382,051
Total assets	4,467,653	5,145,972	5,703,710
Total current liabilities	1,419,740	1,621,583	1,770,258
Total non-current liabilities	2,813,176	3,281,795	3,568,639
Total liabilities	4,232,916	4,903,378	5,338,897
Capital stock	248,278	248,278	248,278
Total equity	234,737	242,594	364,813

CONSOLIDATED STATEMENT OF CASH FLOW DATA
Net cash flows provided by operating activities	613,602	729,825	1,089,729
Net cash flows used in investing activities	(130,694)	(462,044)	(472,520)
Net cash flows used in financing activities	(513,088)	(214,386)	(471,570)

OPERATING DATA (8)
Aircraft at end of period	117	129	143
Average daily aircraft utilization (block hours)	13.28	13.37	13.03
Average daily aircraft utilization (flight hours)	11.29	11.37	11.16
Average pesos/U.S. dollar exchange rate	20.12	17.76	18.30
End of period pesos/U.S. dollar exchange rate	19.36	16.89	20.27
Airports served at end of period	72	71	73
Departures (6)	193,050	201,376	173,209
Passenger flight segments (thousands) (6)	29,064	31,537	27,927
Booked passengers (thousands) (6)	31,051	33,497	29,473
Revenue passenger miles (RPMs) (thousands) (6)	30,191,210	33,448,937	29,504,673
Available seat miles (ASMs) (thousands) (6)	35,280,830	38,890,127	33,989,693
Load factor (7)	86%	86%	87%
Average fare revenue per booked passenger (7) (11)	54	49	51
Average other passenger revenue per booked passenger (6) (11)	35	44	51
Total ancillary revenue per booked passenger (6) (11)	38	48	55
Total operating revenue per ASM (TRASM) (cents) (6) (11)	8.1	8.4	9.2
Passenger revenue per ASM (RASM) (cents) (6) (11)	4.7	4.2	4.5
Operating expenses per ASM (CASM) (cents) (6) (11)	7.9	7.8	8.0
CASM ex fuel (cents) (6) (11)	4.3	4.8	5.4
Fuel gallons consumed (thousands)	340,053	372,195	322,705
Average economic fuel cost per gallon USD	3.8	3.1	2.8
Average of employees per aircraft at end of period (10)	60	54	44

(1)	Total amounts in the table above may not calculate exactly due to rounding.
(2)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Basic and diluted (loss) earnings per share amounts are calculated by dividing the net (loss) income, for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares in accordance with IAS 33 “Earnings per share.”
(5)	The basis used for the computation of the information is to multiply the (loss) earnings per basic and diluted share obtained pursuant to footnote (3) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(6)	Includes scheduled and charter.
(7)	Includes scheduled.
(8)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(9)	See detail of other current assets in Item 17: “Financial Statements”.
(10)	Traffic agents are considered on a 60% FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.
(11)	Non-IFRS financial measure. For more information on the non-IFRS measures, please refer to Key Information Indicator.
B.	Liquidity and Capital Resources Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2022	2023	2024
	(In thousands of dollars)
Net cash flows provided by operating activities	613,602	729,825	1,089,729
Net cash flows used in investing activities	(130,694)	(462,044)	(472,520)
Net cash flows used in financing activities	(513,088)	(214,386)	(471,570)

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditure consists primarily of the acquisition of flight equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with revolving lines of credit with the commercial banks. We have obtained financing for pre-delivery payments in respect to all the aircraft to be delivered through 2025.

Our cash and cash equivalents increased by U.S. $133.8 million, from U.S. $774.2 million on December 31, 2023, to U.S. $908.0 million on December 31, 2024. As of December 31, 2024, our credit lines total U.S. $1,873.4 million, of which U.S. $1,315.4 million were related to financial debt (U.S. $308.6 million were undrawn) and U.S. $558.0 million were related to letters of credit (U.S. $229.3 million were undrawn). As of December 31, 2024, we had available lines of credit of U.S. $537.9 million. As of December 31, 2023, our credit lines total U.S. $1,388.8 million, of which U.S. $960.9 million were related to financial debt (U.S. $228.4 million were undrawn) and U.S. $427.9 million were related to letters of credit (U.S. $178.8 million were undrawn). As of December 31, 2023, we had available lines of credit of U.S. $407.2 million. As of December 31, 2022, our credit lines total U.S. $859.1 million, of which U.S. $701.2 million were related to financial debt (U.S. $390.3 million were undrawn) and U.S. $157.9 million were related to letters of credit (U.S. $16.1 million were undrawn).

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides guidelines regarding minimum balance, currency mix, instruments, deadlines, counterparties, and credit risk. As of December 31, 2024, 90% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars while 7% were denominated in pesos, and 3% were denominated in other currency. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We primarily rely on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities amounted to U.S. $1,089.7 million in 2024 and U.S. $729.8 million in 2023. This increase was primarily attributable to higher net income and improved cash flows related to other accounts recoverable, prepaid expenses, guarantee deposits and liabilities.

Net cash flows used in investing activities. During 2024, our net cash flows used in investing activities totaled U.S. $472.5 million. This primarily reflected acquisitions of rotable spare parts, furniture, and equipment amounting to U.S. $583.1 million, which included investments of U.S. $129.0 million in major maintenance events, U.S. $218.8 million in rotable spare parts, and U.S. $235.3 million in aircraft pre-delivery payments. Additionally, we invested U.S. $17.6 million in intangible assets and U.S. $31.8 million in other investments. These outflows were partially offset by U.S. $160.0 million in reimbursements of pre-delivery payments.

During 2023, our net cash flows used in investing activities totaled U.S. $462.0 million. This primarily consisted of acquisitions of rotable spare parts, furniture, and equipment of: (i) U.S. $480.8 million (which included investments of U.S. $147.7 million in major maintenance events, U.S. $102.7 million in rotable spare parts and U.S. $230.4 million in aircraft pre-delivery payments), (ii) U.S. $10.4 million in intangible assets acquisitions and (iii) U.S.$17.0 million in other investments. These investments were partially offset by pre-delivery payment reimbursements of U.S. $45.1 million and other minor proceeds of U.S. $1.1 million.

During 2022, net cash flows used in investing activities totaled U.S. $130.7 million, which consisted primarily of acquisitions of rotable spare parts, furniture and equipment totaling U.S. $347.1 million, including (i) U.S. $180.5 million in acquisitions of rotable spare parts and major maintenance cost and (ii) U.S. $166.6 million in aircraft pre-delivery payments. Additionally, we acquired intangible assets of U.S. $6.8 million. These acquisitions were partially offset by pre-delivery payments reimbursements of U.S. $221.3 million and other proceeds of U.S. $1.9 million.

Net cash flows used in financing activities. During 2024, net cash flows used in financing activities totaled U.S. $471.6 million. This primarily included: (i) lease liability payments of U.S. $583.4 million for aircraft and spare engine rentals, (ii) financial debt payments of U.S. $208.1 million, (iii) interest payments of U.S. $58.4 million, (iv) treasury share purchases of U.S. $5.1 million, (v) financing expenses of U.S. $1.7 million, and (vi) payments related to other financial instruments of U.S. $0.1 million. These outflows were partially offset by proceeds from financial debt totaling U.S. $385.2 million.

During 2023, net cash flows used in financing activities totaled U.S. $214.4 million, which primarily consisted of : (i) lease liabilities payments of U.S. $529.1 million (aircraft and spare engines rent payments), (ii) financial debt payments of U.S. $97.9 million, (iii) interest expenses of U.S. $37.2 million, (iv) treasury shares purchase of U.S. $3.0 million, (v) expenses related to the offering of U.S. $2.5 million and (vi) other financial instruments of U.S. $1.5 million. These outflows were partially offset by proceeds from financial debt under our asset-backed trust notes (CEBUR) of U.S. $85.1 million and the proceeds from our financial debt of U.S. $371.7 million.

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

The aggregate principal amount of this revolving facility was for up to U.S. $183.0 million, of which U.S. $103.7 million were provided by Santander and U.S. $79.3 million by Bancomext with a floating annual interest rate of three-month LIBOR plus a spread of 260 basis points. As of October 2022, this credit facility expired.

A revolving credit facility with Santander and Bancomext was signed on June 8, 2022, under which we are a guarantor, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. This revolving credit facility bears a floating annual interest rate of three-month SOFR plus a spread of 298 basis points and a five-basis points adjustment linked to sustainability goals. On August 31, 2023, the interest rate increased by five basis points, with the possibility of reducing the additional rate if the objectives are met in the upcoming years. In August 2024, we increased the facility amount to include additional aircraft, extending the maturity date to December 2028. The interest rate from the additional aircraft excludes the sustainability adjustment. This revolving credit facility may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

A facility agreement with JSA International U.S. Holdings, LLC, was signed on April 1, 2022, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this facility is for up to U.S. $53.7 million, with an annual interest of SOFR plus a spread of 300 basis points along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3866 for JSA International U.S. Holdings, LLC with CIBanco, S.A. Institución de Banca Múltiple.

A facility agreement with GY Aviation Lease 1714 Co. Limited, was signed on April 1, 2022, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this facility is for up to U.S. $73.6 million with an annual interest of SOFR plus a spread of 425 basis points, along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3855 for GY Aviation Lease 1714 Co. Limited with CIBanco, S.A. Institución de Banca Múltiple.

A facility agreement with Incline II B Shannon 18 Limited, was signed on April 13, 2022, to provide financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this facility is for up to U.S. $134.5 million with an annual interest of SOFR plus a spread of 390 basis points. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3867 for Incline II B Shannon 18 Limited with CIBanco, S.A. Institución de Banca Múltiple.

A facility agreement with Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited, was signed on July 27, 2022, to provide financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this facility is for up to U.S. $123.0 million with an annual interest of SOFR plus a spread of 200 basis points, along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3921 for Oriental Leasing 6 Company Limited, Oriental Leasing 26 Company Limited and Oriental Leasing 36 Company Limited with CIBanco, S.A. Institución de Banca Múltiple.

A pre-delivery payment facility with Runway Eleven LLC, was signed on December 19, 2024, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. For purposes of financing these pre-delivery payments, we assigned its rights and obligations under the purchase agreement with Airbus, including its obligations to make pre-delivery payments to a private company limited by shares incorporated in Ireland. The “Runway Eleven LLC” pre-delivery payments facility does not include financial covenants or obligations.

In December 2021, we renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos with an annual interest rate of TIIE 28 days plus a spread of 240 basis points. As of December 2023, this facility has expired.

In December 2022, we signed a working capital facility with Actinver (“Actinver”) in Mexican pesos, with an annual interest rate of TIIE 28 days plus a spread of 250 basis points. As of December 2024, this facility has expired.

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 19 in the amount of Ps.1.5 billion (U.S. $74 million as of December 31, 2024, based on an exchange rate of Ps.20.27 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance was part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $148 million based on an exchange rate of Ps.20.27 to U.S.$1 on December 31, 2024). The asset-backed trust notes had a five-year maturity with annual principal amortization of Ps.250.0 million, Ps.500.0 million, Ps.500.0 million and Ps.250.0 million (U.S. $12.3 million, U.S. $24.7 million, U.S. $24.7 million and U.S. $12.3 million based on an exchange rate of Ps.20.27 to U.S. $1 on December 31, 2024), in 2021, 2022, 2023, and 2024, respectively, with a floating coupon rate of TIIE 28 plus 175 basis points. The asset backed trust notes under the ticker VOLARCB 19 were fully amortized on June 20, 2024.

On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $74 million as of December 31,2024 based on an exchange rate of Ps.20.27 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The issuance amount is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $148 million as of December 31, 2024 based on an exchange rate of Ps.20.27 to U.S. $1). With this second issuance the total amount approved for the program has been reached. The asset backed trust notes have a five-year maturity, with annual principal amortizations of Ps.83.3 million, Ps.500.0 million, Ps.500.0 million and Ps.416.7 million (U.S. $4.1 million, U.S. $24.7 million, U.S. $24.7 million and U.S. $20.6 million as of December 31, 2024, based on an exchange rate of Ps. 20.27 to U.S. $1) in 2023, 2024, 2025 and 2026, respectively, and bear annual interest at TIIE 28 days plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes started amortizing at the end of the second year.

The asset backed trust notes issued in 2021 comply with the Sustainability-Linked Bond Principles of 2020, developed by the International Capital Market Association (“ICMA”). The notes have Sustainability Objectives (“SPT”), for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015 levels. This offering will help us accomplish our long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030, compared to 2015 levels. A feature of the asset backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met for 2022, with the possibility of reducing the additional rate if the 2023 or 2024 targets are met. On September 20, 2023, the interest rate increased by 25 basis points, with the possibility of mitigating the additional rate if goals are met for the incoming years.

On September 28, 2023, the CNBV approved an increase amount of the actual program up to Ps. 5.0 billion (US$246.7 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) with this authorization, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticket VOLARCB23 for Ps.1.5 billion (US$74 million, as of December 31, 2024 based on an exchange rate of Ps.20.27 to U.S.$1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The asset backed trust notes have a five-year maturity with annual principal reduction of Ps.187.5 million, Ps.750.0 million and Ps.562.5 million (U.S.$9.3 million, U.S.$37 million and U.S.$27.8 million, as of December 31, 2024 based on an exchange rate of Ps.20.27 to U.S.$1) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus a 215 basis points spread. The asset-backed trust notes will start amortizing at the end of the third year.

Other financing agreements

We entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

In September 2023, we entered into financing agreements with Tarquin Limited for the acquisition of engines, bearing an annual interest of 6.20% and mature in 2028.

In September 2023, we entered into financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines, bearing an annual interest of 6.20% and mature in 2028.

In September and October 2023, we entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines, bearing an annual interest of 7.16% and mature in 2028.

In November 2023, we entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines, bearing an annual interest of 6.99% and mature in 2028.

In August, September, November and December 2024, we entered into financing agreements with Bank of Utah Corporate Trust, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

In October and November 2024, we entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

In November 2024, we entered into new financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

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

We own approximately 313 registrations of word mark, unnamed and mixed trademarks, as well as slogans including “Volaris,” “Volaris (y Diseño),” “Innominada (Diseño de Estrella),” “Your name on a plane,” “Precios que te hacen viajar,” “Wanna Save,” “Wanna Travel,” “Want it all,” “Want to Save,” “Want to Travel,” “Quiero Ahorrar,” “Quiero todo,” “Quiero viajar, “Volaris carga,” “Volaris TV,” “Volaris cargo,” “Familia de tarifas Volaris,” “Fare Families Volaris,” “Viajes Volaris,” “www.volaris.com.mx,” “V de Volaris,” “Volaris vive viajando,” “Volaris ponle tu nombre a un avión,” “V con todo,” “La Aerolínea Ecológica,” “El lado V de Volaris,” “Tú Decides,” “Volemos juntos,” “V Fundación,” “Tarifa Limpia,” “Volaris por un Cielo azul,” “#CielitoLimpio,” “Volaris#CielitoLimpio,” “Con Volaris tú pones las promos,” “V. Pass,” “Volemos diferente,” “Hot Tickets,” “Avión Ayuda Volaris,” “Entre Nubes,” “Menú Entre Nubes,” “Volaris Cargo,” “Deja volar tu antojo,” “Aniversario 16 la promos + reveldes de Volaris,” “Para vivir viajando,” “To live traveling,” “Ya Vas/Volaris,” “Gran venta de aniversario 17 años Volaris,” “Annual Pass,” “Pase Anual,” “Pase Anual de Volaris,” “Annual Pass by Volaris,” “Con Volaris Alcanza Más,” “ZeroV.Club,” “Zero viaja a nuestro precio más bajo,” “Básica la más comprada,” “Plus viaja sin preocupaciones,” “Zero travel at our lowest Price,” “Basic best value,” “Plus worry free,” “Viaja todo lo que puedas,” “Fly as much as you can,” “#AvioncitoVolarisChallehge,” “Por un Cielo azul,” “Volaris Express,” “AVOLARIS,” “Shuttle Volaris,” “Seguro de Viaje Volaris,” “Volaris los más puntuales de México,” “El día del viajero Volaris,” “Garantía Volaris de Equipaje,” “Garantías Volaris,” “Garantía Volaris de Puntualidad,” “VLRS,” “Tú decides lo que necesitas,” “Ahorra siempre viajando más,” “La forma más barata de volar,” “V.Shop Volaris Official Store,” “Volar sí,” “Volar ahora es volar sí,” “Temporada de volada Volaris,” “Marzo regalazo Volaris,” “La temporada de ofertas más grande de Volaris,” “Llegaron los preciosísimos Volaris,” “Marzoventa Volaris,” “V.Club,” “Volaris Menú Entre Nubes,” “Entre Nubes de Volaris,” “#VPonleTuApodoAUnAvión,” “Ponle tu nombre a un avión,” “Corro, Vuelo y Celebro”. We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. We have also registered several additional trademarks and slogans with the trademark office in Mexico, the United States and the countries in which we operate in Central and South America. The validity of the aforementioned trademarks have expiration dates ranging from 2025 to 2034.

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

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2024:

	Contractual Obligations*
	Payments due by Period
		Less than 1			More than
	Total	Year	1 to 3 years	3 to 5 years	5 years
	(In thousands of dollars)
Debt(1)	813,568	284,437	280,821	224,498	23,812
Lease liabilities(2)	3,061,536	391,158	1,004,067	616,884	1,049,427
Future lease liabilities(3)	709,683	25,096	115,774	118,280	450,533
Flight equipment, spare engines and spare parts purchase obligations(4)	6,533,629	39,460	1,066,303	2,504,811	2,923,055
Total future payments on contractual obligations	11,118,416	740,151	2,466,965	3,464,473	4,446,827

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	These refer to upcoming lease payments in connection with our committed sale and lease back agreements as of December 31, 2024.

(4)       Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2017, we signed an amendment to our purchase agreement with Airbus to purchase 80 aircraft which Airbus committed to deliver between 2022 and 2026. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028. In October 2020, we amended the agreement with Airbus to reschedule 18 fleet deliveries between 2020 and 2022, In November 2021, we entered into a new amendment to the agreement with Airbus to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised our right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, one of which has been delivered as of the date of this annual report. In October 2022 we entered into a new agreement with Airbus to purchase 25 additional aircraft which Airbus committed to deliver in 2030. Finally, in November 2024, we entered into an amendment to the existing purchase agreement with Airbus to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled U.S. $13 million at December 31, 2024.

In 2025, we expect our capital expenditures, net of financed pre-delivery payments, to be U.S. $250 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

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

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the LMV. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 13 members, of which 69% are independent.

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

Name	Age	Title	Alternate*
Brian H. Franke	61	Chairman
Andrew Broderick	40	Director
Harry F. Krensky	61	Independent Director
Marco Baldocchi Kriete	51	Director	Rodrigo Antonio Escobar Nottebohm

Stanley L. Pace	71	Independent Director
William Dean Donovan	63	Independent Director
Enrique Javier Beltranena Mejicano	62	President, Chief Executive Officer and Director
José Luis Fernández Fernández	65	Independent Director	José Carlos Silva Sánchez-Gavito
Joaquín Alberto Palomo Déneke	74	Independent Director	José Carlos Silva Sánchez-Gavito
John A. Slowik	74	Independent Director	José Carlos Silva Sánchez-Gavito
Ricardo Maldonado Yañez	57	Independent Director	Eugenio Macouzet de León
Guadalupe Phillips Margain	54	Independent Director
Mónica Aspe Bernal	47	Independent Director

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian H. Franke has served as a member of our board of directors since 2010 and as Chairman of our board of directors since 2020. He is currently a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke is also a member of the board of directors of Frontier Airlines, JetSMART Airlines, APiJET and Cebu Pacific Airlines. He previously served on the board of directors of Tiger Airways Holdings (Singapore) from 2008 to 2010 and Tiger Airways Australia from 2009 to 2010. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a B.S. in Business from the University of Arizona and a M.A. in International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment and Executive Committees.

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

Marco Baldocchi Kriete has served as a member of our board of directors since 2020, previously serving as an interim director since July 2019. Previously serving as our alternate director since 2010. Mr. Baldocchi currently serves as chief executive officer of Dollarcity , a high-growth retail company operating more than 600 locations in Central America, Colombia and Peru. Mr. Baldocchi was an independent director of Avianca Holdings, S.A. (formerly Avianca Taca Holdings, S.A.) from 2010 to 2014. He was a founding member of Transactel Inc. and a member of the board of directors of Banco Agricola from 2003 to 2007. He also served on the boards of other aviation-related companies, such as Aeromantenimiento in El Salvador. Mr. Baldocchi holds a master’s degree in business administration from the Kellogg School of Management and a bachelor’s degree in economics from Vanderbilt University.

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

William Dean Donovan has served on our board of directors since 2010 first as an alternate director and then as a full director starting in 2017. In 2009, Mr. Donovan joined the board of Prophet Brand Strategy, a marketing consultancy. At Prophet, he sits on the compensation committee and chaired the capital committee, which provided board oversight for the recapitalization of the company. He served on the board of the Metropolitan Bank from 2008 to 2015, where he chaired the compensation committee. He co-founded Volaris in 2005. Mr. Donovan worked with Bain & Company from 1989 to 2003. He was Managing Director of Bain Africa from 1999 to 2002, worked with aerospace clients, and led Bain’s aviation practice and auto practice at various times. Mr. Donovan co-founded Casino Marketing Alliance, a provider of analytics services to the casino industry. Mr. Donovan has served as COO of Nimblefish Technologies, a specialized micromarketing agency and as CEO of SearchForce, a paid search workflow and optimization platform. Mr. Donovan currently leads DiamondStream Partners, an investment firm that specializes in aviation and aerospace technology. In this role, he assists companies focused on mid-mile freight, electric and hybrid electric propulsion, aircraft maintenance, revenue management, fleet management, irregular operations, unmanned aircraft, aerial inspection, drones, and the energy transition. He sits on the board or advises the following aviation and aerospace companies GPMS, Verdego Aero, Ampaire, Wingtra, Stellar Labs, SwissDrones, and Volantio. He has previously served as Chairman and on the compensation committee of Stellar Labs. He is a frequent speaker on the future of aviation and aerospace. Mr. Donovan holds a B.A. in Rhetoric and Economics from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and a M.B.A. from the Wharton School of the University of Pennsylvania.

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

José Luis Fernández Fernández has been one of our independent directors since 2012 and is also the chairman of our audit committee. Mr. Fernandez is also a member of the audit committees of several companies including Grupo Televisa, S.A.B. de C.V., and he is also an alternate member of the board of directors of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing limited partner of Chevez Ruiz Zamarripa. Mr. Fernández holds a Public Accounting Degree (Licenciatura en Contaduría) from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants. Mr. Fernández participated in the “Director Development Program” offered by the Center of Excellence in Corporate Governance and the Mexican Stock Exchange, as well as in the “Introduction to the Stock Market” course offered by the same institution. In addition, he attended the “Corporate Governance and Performance Program” organized by the Yale University School of Business.

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

Ricardo Maldonado Yáñez has been member of our board of directors since 2018 and is also the chairman of our corporate governance committee since 2023. He is a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., since 1999. Mr. Maldonado has been involved in the aviation industry for two decades in different roles including a Secretary of the Board of Mexicana de Aviación, board member of Grupo Aeroportuario del Centro Norte (OMA), as well as counsel of the Mexican Ministry of Communications and Transportation in OMA´s initial public offering and certain M&A transactions related to Grupo Aeroportuario del Sureste (ASUR). Mr. Maldonado focuses his practice in M&A, securities and corporate governance matters, and is a member of the Board of ICA, one of Mexico’s largest construction and engineering companies. Mr. Maldonado is a member of the National Association of Corporate Directors and of the International Corporate Governance Network (ICGN). Mr. Maldonado recently attended the Chief Sustainability Officer Acceleration Program in collaboration with the BIVA Institute and the Social Value Institute in 2023. He has a master’s degree (LL.M.) from the University of Chicago Law School, a corporate law diploma from the Instituto Tecnológico Autónomo de México (ITAM) and a lawyer’s degree from the Universidad Nacional Autónoma de México (UNAM).

Guadalupe Phillips Margain has served as a member of our board of directors since 2020. She is the Chief Executive Officer of ICA Tenedora, S.A. de C.V., and also a member of the board of directors. She previously worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Grupo Axo, AUNA, Openbank and Club de Industriales. Ms. Phillips holds a Law Degree (Licenciatura en Derecho) from the Instituto Tecnológico Autónomo de México, a M.A.L.D. (Master of Arts in Law and Diplomacy) and a Ph.D. from The Fletcher School of Law and Diplomacy, Tufts University.

Mónica Aspe Bernal has served as a member of our board of directors since April 2020, and is a member of our corporate governance committee. She is the Chief Executive Officer of AT&T Mexico and serves in the boards of Nemak and Banco Nacional de México S.A. She previously was Mexico’s Ambassador to the OECD. She served as Vice-Minister in the former of Communications of the Ministry of Communications and Transportation. Ms. Aspe holds a B.A. in Political Science from Instituto Tecnológico Autónomo de México and a M.A. in Political Science from Columbia University.

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

Name	Age	Title
Enrique Beltranena	62	President, Chief Executive Officer and Director
Holger Blankenstein	50	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	55	Chief Financial Officer
José Luis Suárez	57	Chief Operating Officer
José Alejandro de Iturbide	58	Chief Legal Officer
Jimmy Zadigue	53	Senior Corporate Audit Services and Risk Assessment Director

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

José Luis Suárez has served as our Chief Operating Officer since 2015. He joined Volaris in 2006 as Sales Director. In 2012, he served as Retail and Customer Director. where he supervised the airport operations, ramp management, flight attendants and customer solutions. Prior to joining us, Mr. Suárez worked at Sabre Holdings from 1996 to 2006. Mr. Suárez holds a licenciatura in Industrial Engineering from the Universidad Iberoamericana, a Degree in Executive Management from IPADE Business School, a M.S. in Industrial Engineering and a M.B.A. from the University of Missouri, Columbia.

José Alejandro de Iturbide has served as our Chief Legal Officer since 2021 and as Secretary of our board of directors since April 2022. Mr. Iturbide served as General Counsel, Managing Director and Secretary of the board of directors of Grupo Financiero Citibanamex, having also served as General Counsel in Mexico at General Electric and Barclays Capital, among others. Mr. de Iturbide received and holds a law degree (licenciatura en derecho) from the Universidad Nacional Autónoma de México and an LL.M. from the University of Notre Dame, School of Law (Program in London, England).

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

Activities of Senior Management

Our chief executive officer and members of our senior management (directivos relevantes) are required to focus their activities on creating value and could be liable for damages to the company for:

•	favoring a shareholder or group of shareholders;

•	approving transactions between the company (or its subsidiaries) with related persons without satisfying legal requirements, such as obtaining a fairness opinion and the approval of our board of directors, on a case-by-case basis;
•	using (or authorizing a third party to use) our assets in a manner that is against our policies;
•	making inappropriate use of our non-public information;
•	taking advantage of corporate opportunities or consulting a third party to take advantage of corporate opportunities without approval from our board of directors;
•	knowingly disclosing or revealing false or misleading information or omitting the disclosure of material information;
•	ordering that transactions undertaken be omitted from registration;
•	destroying or modifying company results or information; or
•	filing false or misleading information with the CNBV.

Our chief executive officer is responsible, among other things, for:

•	implementing the instructions established at our shareholders’ meeting and that of our board of directors;
•	submitting to the board of directors for approval the principal strategies for the business;
•	submitting to the audit committee proposals for our internal control system;
•	disclosing all material information to the public;
•	complying with applicable law in connection with share repurchases and subsequent purchases;
•	complying with applicable law in respect of dividend payments; and
•	maintaining adequate accounting and registration internal control systems and mechanisms.
B.	Compensation

Director and Executive Compensation

In 2022, 2023, and 2024, the senior management positions listed in this annual report received an aggregate compensation for short-term of U.S. $4.9 million, U.S. $5.9 million, and U.S. $6.5 million, respectively as well as long-term of U.S. $4.4 million, U.S. $4.2 million, and U.S. $4.2 million, respectively.

In 2022, 2023, and 2024 all our senior management positions received an aggregate compensation for short-term benefits of U.S. $11.7 million, U.S. $13.8 million, and U.S. $15.2 million, respectively as well as long-term of U.S. $6.0 million, U.S. $5.7 million, and U.S. $6.5 million, respectively. These amounts were recognized in salaries and benefits in our consolidated statements of operations.

In 2022, 2023, and 2024, the chairman and the independent members of our board of directors received a net compensation of U.S. $0.6 million, U.S. $0.7 million, and U.S. $0.4 million, respectively, and the rest of the directors received a net compensation of U.S. $0.2 million, U.S. $0.2 million, and U.S. $0.1 million, respectively.

In 2023 and 2024, the amount paid to the chairman and independent members included payment through shares of the Company totaling U.S. $0.3 million and U.S. $0.8 million, respectively.

Our directors or executive officers are not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.

Long-term Retention Plans

Management Incentive Plan II

The carrying amount of the liability relating to these SARs as of December 31, 2022, 2023 and 2024 was U.S. $1.6 million, U.S. $1.4 million, and U.S. $0.1 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2022, 2023, and 2024, we recorded a benefit of U.S. $4.4, U.S. $0.1 million, and U.S. $1.1 million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2022, 2023, and 2024.

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

The number of shares held by the trustee as of December 31, 2024, was 3,388,251 of which 3 shares were priced at Ps.26.29; 2,107,566 shares were priced at Ps.9.74; 610,848 shares were priced at Ps.32.23 and 669,834 shares were priced at Ps.33.80.

During 2024, certain conditions were not met and the executives did not exercise the option to purchase shares. In accordance with the terms of the plan, Controladora is entitled to receive the proceeds from the sale of these shares. The number of forfeited shares as of December 31, 2024 was 1,393,518.

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

As of December 31, 2024, the trustee held 588,205 shares were priced at Ps.13.27.

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

In November 2022, 2023 and 2024 allocations to this plan were approved by our board of directors. The total cost of the allocations approved were U.S. $5.7 million (U.S. $3.7 million net of withheld taxes), U.S. $ 5.7 million (U.S. $3.7 million net of withheld taxes), and U.S. $5.8 million (U.S. $3.8 million net of withheld taxes). Under the terms of the incentive plan, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2022, 2023 and 2024 we recognized U.S. $5.1 million, U.S. $6.0 million and U.S. $6.3 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the year ended December 31, 2022, 2023 and 2024, some key employees left the Company; therefore, these employees did not fulfill the vesting conditions. In accordance with the plan, Servicios Corporativos, the Company and Volaris Opco are entitled to receive the proceeds of the sale of such shares. As of December 31, 2022, 2023 and 2024, 103,712 shares, 330,453 shares, 0 shares, respectively, were forfeited. As of December 31, 2022, 2023 and 2024, 6,579,214 shares, 9,163,300 shares, and 10,492,330 shares, respectively, were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

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

Restructuring of Committees of the Board of Directors

On April 21, 2023, our shareholders approved a plan (the “April 2023 Committee Restructuring Plan”) to amend our by-laws and restructure the two committees of our board of directors. The audit and corporate governance committee was split into two committees: (i) the audit committee and (ii) the corporate governance committee. Additionally, the compensation and nominations committee ceased to exist and the corporate governance committee assumed its compensation and nomination duties.

Audit Committee

The LMV requires us to have an audit committee, which must be comprised of at least three independent members. The audit committee was established in April 2023 as a result of the 2023 Committee Restructuring Plan. We believe that all of the members of the audit committee are independent under the LMV and Exchange Act Rule 10A-3.

The audit committee’s principal duties are to:

•	call shareholders meetings and request the inclusion of matters in the agenda;
•	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
•	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;
•	inform the board of directors of the status of our internal controls, our internal audit and their adequacy;
•	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
•	render its opinion to the board of directors regarding transactions with related parties;
•	request reports from our executive officers or independent experts whenever it deems appropriate;
•	investigate and inform the board of directors of any irregularities that it may encounter;
•	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
•	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
•	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;

•	request opinions from independent third party experts;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
•	hire or recommend auditors to shareholders and approve them.

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

Corporate Governance Committee

The LMV requires us to have a corporate governance committee, which must be comprised of at least three independent members. The corporate governance committee was established in April 2023 as a result of the 2023 Committee Restructuring Plan. We believe that all of the members of the corporate governance committee are independent under the LMV and Exchange Act Rule 10A-3.

The corporate governance committee’s principal duties are to:

•	call shareholders’ meetings and request the inclusion of matters in the agenda;
•	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;
•	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
•	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
•	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;
•	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
•	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
•	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
•	inform our board of directors of relevant labor contingencies;

•	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

As of the date of this annual report, the current members of the corporate governance committee are:

Name	Title
Ricardo Maldonado Yáñez	Chairman and Independent Director
Mónica Aspe Bernal	Independent Director
Harry F. Krensky	Independent Director

D.	Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2024, we had 6,901 employees, which consisted of 1,339 pilots, 2,512 flight attendants, 222 ramp operations personnel, 809 airport and customer service personnel, 640 maintenance personnel, 61 dispatch personnel, and 1,318 management and administrative personnel. Of our total employees, 5,024 or 73% are members of the Union of Workers of the Aeronautic, Similar or Connected Industries (Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana) (“STIAS”) and the remaining 27% of our employees are not part of any union. Volaris Opco entered into a collective bargaining agreement with our union employees and will expire in February 2028 for benefits and salaries. We believe we have a good relationship with our employees and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2022	2023	2024
Pilots	1,463	1,427	1,339
Flight attendants	2,819	2,748	2,512
Ramp operations personnel	152	196	222
Airport and customer service personnel (1)	1,020	972	809
Maintenance personnel	847	574	640
Dispatch personnel	-	-	61
Management and administrative personnel	1,063	1,281	1,318
Total	7,364	7,198	6,901
Average employees per aircraft (2)	60	54	44

(1)	For the years ended December 31, 2022, 2023, and 2024, the number of employees that were considered traffic agents is 844, 650 and 470, respectively.
(2)	Traffic agents are considered on a 60.0 % FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.

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

For information regarding the share ownership of directors and officers, see Item 7ª: “Major Shareholders and Related Party Transactions.” For information as to our equity incentive plans, see Item 6B: “Director, Senior Management and Employees— Compensation.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders Our Principal Shareholders

Our shareholders are Mexican investors, international investors, and investment funds managed by Indigo Partners LLC (“Indigo”). Our shareholders have a long history of investing in Mexico and some of them have experience in the airline industry by having formed, or by holding interests in, Frontier, Jet SMART, Spirit, Tiger and Wizz.

Major Shareholders and Share Ownership

The following table set forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Series A Shares Number	Percentage
5% Shareholders:
Funds managed by Indigo(1)	212,575,660	18.2%

(1)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 4,229,270 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP, 30,000,000 Series A shares (deposited in the CPO trust) held by Indigo Mexico LLC and 42,194,100 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP and Indigo Mexico LLC, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Indigo Mexico Coöperatief U.A. has a principal business address at: Schiphol Boulevard 231, 1118 BH Amsterdam, Netherlands. All other entities listed herein, whose shares are beneficially owned by Indigo, have a principal business address at: N. Scottsdale Road, Scottsdale, Arizona 85250.

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Harry F. Krensky	Independent Director	6,651,590	*
Brian H. Franke	Chairman of the Board	3,085,050	*
John A. Slowik	Independent Director	116,890	*
William Dean Donovan	Independent Director	217,507	*
Andrew Broderick	Director	15,480
Monica Aspe Bernal	Independent Director	34,782
Marco Baldocchi	Director	1,870,500	*
Stanley L. Pace	Independent Director	165,923	*
Guadalupe Phillips Margain	Independent Director	56,565
Ricardo Maldonado Yáñez	Independent Director	63,273
José Luis Fernández Fernández	Independent Director	68,863
Joaquin Palomo Deneke	Independent Director	39,390
Enrique Beltranena	Director, President and Chief Executive Officer	12,249,622
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	4,850,000	*
Jaime E. Pous	Chief Financial Officer	2,045,631
José Luis Suárez	Chief Operating Officer	283,587
José Alejandro de Iturbide Gutiérrez	Chief Legal Officer	410,137
Jimmy Zadigue	Senior Corporate Audit Services and Risk Assessment Director	126,823	*

*	Shares owned through CPOs or ADSs.

This share ownership represents less than 2.7% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report. Except for the management incentive plan disclosed in this annual report, we have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

Securities Held in Host Country

As of December 31, 2024, 79,612,373 ADSs (equivalent to 796,123,730 shares, or 68.3% of the total outstanding shares of our common stock) were outstanding and held of record by 23 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Registration Rights

We have granted the registration rights described below to our principal shareholders, to register shares of capital stock (and/or CPOs having such shares as underlying securities) owned by each of them after our initial public offering with SEC under the Securities Act, pursuant to the terms of a registration rights agreement filed as Exhibit 4.7 to our registration statement on Form F-1 field with the SEC on September 16, 2013 (the “Registration Rights Agreement”). No registration rights were granted to our principal shareholders in respect of the registration of our shares with the RNV maintained by the CNBV, because all of our Series A shares were registered thereat concurrently with our initial public offering, and such registration will be updated, from time to time, as required under applicable Mexican law.

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

Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023, because Mr. Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family.

As of December 31, 2022, and 2023 there were no outstanding balances due to Servprot. As of December 31, 2022 and 2023, we accrued expenses of U.S. $0.2 million and U.S. $0.1 million, respectively, in connection with these services.

Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party, because Mr. Marco Baldocchi, a member our board of directors was a member of Aeroman’s board of directors until November 2024. Additionally, Mr. Joaquin Alberto Palomo a member of our board of directors is a director of the board of Aeroman. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, we entered into an amendment with Aeroman and MRO Commercial, S.A. (“MRO”), an affiliate of Aeroman, to extend the agreement until January 1, 2027 and on January 1, 2024, we entered into a new agreement to extend the term of the agreement until December 31, 2028. The agreement provides for the exclusive use of Aeroman’s services for the repair and maintenance of aircraft, subject to availability. Under such agreement, Aeroman provides us with inspection, maintenance, repair and overhaul services for our aircraft. We make payments under this agreement depending on the services performed.

As of December 31, 2022, 2023, and 2024 there are no outstanding balances due to Aeroman under the agreement. We incurred expenses in aircraft maintenance and technical support of U.S. $3.9 million, for the year ended December 31, 2022. During the years ended December 31, 2023 and 2024, we did not have expense transactions.

As of December 31, 2022, 2023, and 2024 the balance due to MRO under the agreement was U.S. $1.0 thousand, U.S. $8.0 thousand, and U.S. $1.0 million, respectively.

During the year ended December 31, 2022, 2023, and 2024, we incurred expenses with MRO of U.S. $11.1 million, U.S. $15.7 million, and U.S $21.4 million, respectively.

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF, is a related party because Mr. Ricardo Maldonado Yañez and Mr. Eugenio Macouzet de León, independent member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF and the firm provides legal services to us. As of December 31, 2022, 2023, and 2024, the balance due for the services received from MACF was U.S. $22.0 thousand, U.S. $105.0 thousand, and U.S. $146.0 thousand, respectively.

During the years ended December 31, 2022, 2023, and 2024, we recognized expenses of legal services with MACF of U.S. $0.2 million, U.S. $0.2 million, and U.S. $ 0.2 million, respectively.

Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve as members of our board of directors and Frontier´s board of directors. Mr. Franke and Mr. Broderick are also managing directors of Indigo Partners, which has investments in both companies.

As of December 31, 2022, the accounts receivable from Frontier were U.S. $2.1 million. As of December 31, 2023, there is no outstanding balance due to Frontier under this agreement. As of December 31, 2024, the accounts receivable from Frontier were U.S. $2.2 million. Additionally, as of December 31, 2022, 2023, and 2024, the account payable was U.S. $2.0 thousand, U.S. $1.9 million, U.S. $0.7 million, respectively.

During the years ended December 31, 2022 and 2024 we recognized revenue under this agreement of U.S. $5.0 thousand and U.S. $5.5 million. During the year ended December 31, 2023, the Company did not have revenue transactions.

Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of our board of directors, as well as the chairman of our audit committee and non-managing limited partner of Chevez. Chevez provides us with tax advisory services.

As of December 31, 2022, 2023, and 2024, the account payable with Chevez was U.S. $0.8 million, U.S. $0.6 million, and U.S. $0.1 million, respectively.

During the years ended December 31, 2022, 2023, and 2024, we recognized expenses with Chevez of U.S. $0.9 million, U.S. $1.2 million and U.S. $0.2 million, respectively.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

OMA was considered a related party, because Mr. Ricardo Maldonado Yáñez, was a member of the board of directors of OMA and is an independent member of our board of directors and the chairman of our corporate practices committee. Additionally, Mrs. Guadalupe Phillips Margain, one of our independent directors, was a member of OMA’s board of directors until November 2022. As of the date of this report, OMA is no longer a related party.

As of December 31, 2022 and 2023, the account payable with OMA was U.S. $13.6 million and U.S. $12.9 million, respectively.

During the years ended December 31, 2022 and 2023, we recognized expenses with OMA of U.S. $9.8 million, and U.S. $12.3 million, respectively.

A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party because Mr. Harry F. Krensky, an independent member of our board of directors, is the Chairman of the board of directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of December 31, 2022, 2023, and 2024, the accounts payable from AISG were U.S. $0.2 million, U.S. $0.3 million, U.S. $0.3 million, respectively.

During the year ended December 31, 2022, 2023, and 2024, we recognized expenses with AISG of U.S. $0.9 million U.S. $2.9 million, and U.S. $3.0 million, respectively.

Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve on the board of directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2024, the Company did not have outstanding balance due to Jetsmart Chile.

During the year ended December 31, 2024, the Company recorded revenues in pilot professional technical cooperation services of U.S. $0.2 million.

Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Mr. Brian H. Franke serves on the board of directors of both, the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease an aircraft engine with Jetsmart Argentina.

As of December 31, 2024, the account payable with Jetsmart Argentina was U.S. $80 thousand.

During the year ended December 31, 2024 the Company recorded revenues in lease aircraft engines of U.S. $80 thousand.

CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of CleanJoule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. The Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to U.S. $4.0 million.

Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our board of directors, also serves in Volantio´s board of directors as of August 13, 2024. Volantio provides us with customer support services.

As of December 31, 2024, the Company´s account payable with Volantio was U.S. $80 thousand.

During the year ended December 31, 2024, Volantio recognized expenses of U.S. $0.4 million.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM  8    FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-87 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

Certain legal proceedings may require us to incur financial obligations. Based on the plaintiffs’ claims, as of December 31, 2022, 2023, and 2024, these proceedings may amount to a total of U.S. $7.8 million, U.S. $29.4 million, and U.S. $37.1 (U.S. $2.1 million related to legal matters, U.S. $5.0 million related to labor matters and U.S. $30.0 million related to other tax matters), respectively.

Dividend Policy

We have not paid any cash dividends in the past and do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our shareholders on the recommendation of our board of directors and will depend on our earnings, financial condition, results of operations, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our shareholders deem relevant. In addition, we may not pay any dividend unless such dividend is paid from our net profit account and the financial statements including such net profit and the payment of the relevant dividend have been approved by a shareholder resolution. Furthermore, our revolving line of credit with Santander and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements”.

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2022, 2023, and 2024 we did not allocate any amount to our legal reserve fund. As of December 31, 2022, 2023, and 2024, the legal reserve was U.S. $17,363 or 8.5%, respectively, of our capital stock.

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

In the event we were to declare dividends, they would be in pesos. In the case of CPOs represented by ADSs, the cash dividends would be paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depositary and applicable Mexican withholding tax. Fluctuations in exchange rates would affect the amount of dividends that ADS holders would receive. For a more detailed discussion, see Item 12: “Description of Securities Other than Equity Securities—American Depositary Shares”.

B.	Significant changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of our annual consolidated financial statements.

ITEM 9    THE OFFER AND LISTING

A.	Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Series A shares, are listed on the NYSE under the trading symbol “VLRS”. The ADSs began trading on the NYSE on September 18, 2013, and were issued initially by the Bank of New York Mellon.

Mexican Stock Exchange

Series A Shares

The Series A shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”), under the trading symbol “VOLAR”. The Series A shares began trading on the Mexican Stock Exchange on September 18, 2013.

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

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 8, 2005, published in the Official Gazette of the Federation (Diario Oficial de la Federación) or Official Gazette of the Federation on December 30, 2005, and became effective on June 28, 2006. The LMV changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions that maintained more developed securities markets.

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

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants, which regulations have since been amended (the “General Regulations”), and in September 2004, the CNBV issued certain general regulations applicable to brokerage firms. The General Regulations, which repealed several previously enacted CNBV regulations, provide a consolidated set of rules governing public offerings, reporting requirements and issuer activity, among other things.

Registration and Listing Standards

In order to offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. Only securities that have been registered with the Mexican National Securities Registry (Registro Nacional de Valores) or the RNV, pursuant to an approval by the CNBV may be listed on the Mexican Stock Exchange. In addition, the Mexican Stock Exchange has created a parallel quotation system, named the international quotation system (“SIC”), where debt and equity securities issued by non-Mexican issuers may be listed, for trading by institutional and accredited investors. Issuers listed on the SIC have limited disclosure and reporting requirements and may comply with obligations through a sponsor and by providing disclosure made available in their home market. These securities may be listed through the SIC if (i) the securities are not already listed on the RNV, (ii) the market of origin of the company issuing the shares has received, based on its characteristics, recognition from the CNBV, and (iii) the securities satisfy the listing requirements of the applicable stock exchange.

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

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;
•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
•	reports disclosing material information;
•	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, to be approved by shareholders’ meeting or the board of directors;
•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons;
•	details dealing with agreements among shareholders; and,
•	starting on 2026 an annual report relating to ESG matters with the information corresponding to the year 2025 and may include an assurance from an external auditor. The disclosure of information of year 2026 must be assured at least in a limited manner and disclosure of information of year 2027 must have reasonable assurance of an external auditor.

Pursuant to the General Regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system (Sistema Electrónico de Envío y Difusión de Información) (“SEDI”), called Sistema Electrónico de Comunicación con Emisoras de Valores (“EMISNET”), for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial and other information via EMISNET. Immediately upon receipt, the Mexican Stock Exchange makes this financial and other information available to the public.

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

Our by-laws were filed as an Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013 and our amended by-laws were filed on Form 6-K with the SEC on September 30, 2020. On April 21, 2023, our shareholders approved the April 2023 Committee Restructuring Plan to amend our by-laws. Our amended by-laws were furnished on Form 6-K with the SEC on May 16, 2023.

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

Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold their Series A shares in the form of physical certificates if they are Mexican, or through Series A shares (in the case of Mexican investors) or CPOs (in the case of non-Mexican investors) that are maintained in book-entry form with institutions which have accounts with the Mexican depositary institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”). The CPO trustee is the holder of record of the Series A shares underlying our CPOs. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding Series A shares or CPOs through institutions that maintain accounts with Indeval, will be recognized as our shareholders.

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

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year;
•	discuss and approve the audit committee and corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);
•	elect directors;
•	appoint the president of the audit committee and the corporate governance committees;
•	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;
•	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;
•	determine the maximum amount of resources allocated to share repurchases; and

•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;
•	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;
•	issuance of shares for purposes of a public offering;
•	any change in our corporate purpose or nationality;
•	any merger or transformation into another type of company;
•	any issuance of preferred stock;
•	the redemption of shares with retained earnings;
•	any amendments to our by-laws including amendments to provisions addressing change of control;
•	any other matters provided for by law or our by-laws; and
•	the cancellation of the registration of shares at the Mexican National Securities Registry.

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

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of 13 principal members and three alternate members. Nine members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of controlling shareholders may not be deemed independent directors.

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

Pursuant to the LMV and our by-laws, the board of directors must approve, among other matters:

•	our general strategy;
•	the monitoring of our management and that of our subsidiaries;
•	with the prior opinion of the audit committee: (i) related party transactions, subject to certain limited exceptions, (ii) our internal control and internal audit guidelines, including those of our subsidiaries, (iii) our accounting policies, (iv) our financial statements and those of our subsidiaries, (v) transactions considered unusual or non-recurring as well as any transactions that are executed, either simultaneously or successively, during the course of a fiscal year involving: (a) the acquisition or disposal of assets with a value equal to or greater than 5% of our consolidated assets or (b) the granting of guarantees or the assumption of liabilities for a total amount equal to or greater than 5% of our consolidated assets, and (vi) the selection of external auditors;
•	with prior opinion from the corporate governance committee: (i) the appointment, election and, as the case may be, removal of the Chief Executive Officer of the Company, his integral compensation, and the policies for appointing and compensating other officers immediately below the Executive Officer; (ii) the appointment of provisional directors in accordance with, and subject to, the provisions of the LMV; and (iii) the terms and conditions of a judicial agreement to conclude any liability actions started against a director for breach of the duties of loyalty and care;
•	calling shareholders’ meetings and taking action based upon their resolutions;
•	the annual submission to our general shareholders’ meeting of (i) the chief executive officer’s report and (ii) the opinion of the board of directors in respect of such report;
•	creation of special committees and granting authority to such committees, provided that the committees will not have the authority to take action which by law or under our by-laws is expressly reserved to our shareholders or our board of directors;
•	determining how to vote the shares that we hold in our subsidiaries; and
•	policies for disclosure of information.

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

In addition, our audit committee has the following principal duties:

•	call shareholders meetings and request the inclusion of matters in the agenda;
•	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
•	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;
•	inform the board of directors of the status of our internal controls, our internal audit and their adequacy;
•	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
•	render its opinion to the board of directors regarding transactions with related parties;
•	request reports from our executive officers or independent experts whenever it deems appropriate;
•	investigate and inform the board of directors of any irregularities that it may encounter;
•	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
•	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
•	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;
•	request opinions from independent third party experts;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
•	hire or recommend auditors to shareholders and approve them.

Our corporate governance committee has the following principal duties:

•	call shareholders’ meetings and request the inclusion of matters in the agenda;
•	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;

•	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
•	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
•	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;
•	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
•	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
•	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
•	inform our board of directors of relevant labor contingencies; and
•	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

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

Certain Minority Protections

Pursuant to the LMV and the Mexican Corporations Law, our by-laws include a number of minority shareholder protections. These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:
•	to request a call for a shareholders’ meeting;
•	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and
•	to appoint one member of our board of directors and one alternate member of our board of directors.
•	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our by-laws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholder; and
•	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations.

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

On April 21, 2023, our shareholders approved the establishment of a repurchase program (the “Repurchase Program”), of our shares in accordance with the terms set forth in Article 56 of the LMV and the applicable articles of the Regulations Applicable to Issuers of Securities and Other Participants of the Securities Market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) and the development of the terms and conditions of the Repurchase Program.

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

The resolution of the board of directors may be accompanied by a fairness opinion issued by an expert selected by our audit committee. Directors and first-level officers are required to disclose whether or not each of them will sell their shares in connection with the tender offer.

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

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs. This discussion applies only to U.S. Holders that hold our ADSs as “capital assets” (within the meaning of Section 1221 of the Code and that have the U.S. dollar as their functional currency. This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the Internal Revenue Service (the “IRS”), and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the “Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income,” or the Treaty. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S. Holders with respect to their ownership and disposition of our ADSs. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

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

Foreign Taxes

Certain Mexican taxes, if any, withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at the U.S. Holder’s election, eligible for deduction in computing the U.S. Holder’s U.S. federal taxable income. If a refund of any such Mexican tax is available to a U.S. Holder under the laws of Mexico imposing such tax or under the Treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on ADSs generally will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Certain U.S. Treasury regulations may further restrict the availability of any foreign tax credit (or deduction in lieu thereof). However, pursuant to guidance from the IRS which indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations, taxpayers may, subject to certain conditions defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the determination of the foreign tax credit are complex, and certain limitations and conditions may apply to a U.S. Holder’s ability to claim the foreign tax credit for any foreign taxes paid or withheld with respect to the ADSs. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction in lieu of the foreign tax credit.

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

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, this is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held our ADSs, the U.S. Holder would be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives in respect of our ADSs and any gain realized by the U.S. Holder from a sale or other disposition (including a pledge) of the ADSs, unless the U.S. Holder makes one of the elections described below. Under these special tax rules:

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

In addition, dividend distributions made to the U.S. Holder will not qualify for the preferential rates of U.S. federal income taxation applicable to long-term capital gains discussed above under “—Distributions” and the U.S. Holder may be required to file IRS Form 8621 with the U.S. Holder’s federal income tax return for that year. You should consult your tax advisor concerning your annual filing requirements in the event we are classified as a PFIC for any taxable year during which you hold our ADSs.

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

If the Company is a PFIC, certain elections may be available that would result in an alternative treatment. In lieu of being subject to the tax and interest charge rules described above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a “mark-to-market” method, provided that such stock is “marketable.” The ADSs generally would be considered marketable for purposes of this election if the ADSs are traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. NYSE, on which our ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and consequences of a market-to-market election with respect to the ADSs.

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

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20F and reports on Form 6K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1800SEC0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. Registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared according to IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at: Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City, México 01210, Attention: Investor Relations, Email: ir@volaris.com, Tel.: +525552616400.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2022, 2023, and 2024, represented 46%, 38%, and 33%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. For the years ended December 31, 2024, 2023 and 2022, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operations was US$893.9 million US$1,165.1 million and US$1,299.3 million, respectively.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the references utilized to determine the cost of the fuel provided by our suppliers. Based on our 2024 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2024 by U.S. $38.1 million.

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

During the years ended December 31, 2022, and 2023, we did not enter into new hedging positions for Jet Fuel.

In September 2024, the Company contracted Asian Call Options on US Gulf Coast Jet Fuel 54 designated to hedge 25,832 thousand gallons. These hedges represented a portion of the projected consumption for the fourth quarter 2024 and first quarter 2025.

In October 2024, the Company contracted Asian Call Options on US Gulf Coast Jet Fuel 54 designated to hedge 14,457 thousand gallons. These hedges represented a portion of the projected consumption for the fourth quarter 2024 and first quarter 2025.

Currency fluctuations. The value of the U.S dollar has been subject to fluctuations with respect to the peso in the past and may be subject to fluctuations in the future. If the peso declines in value against the U.S. dollar our demand would be adversely affected. See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.”

In 2022 and 2023, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S. $3.6 million and U.S. $(34.1) million, respectively. In 2024, we recorded gains of U.S. $13.7 million.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. As of December 31, 2022, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.25 billion (U.S. $116.2 million based on an exchange rate of Ps.19.36 to U.S. $1 on December 31, 2022) and a fair value of U.S. $1.6 million. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. As of December 31, 2024, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.42 billion (U.S. $119.2 million based on an exchange rate of Ps.20.27 to U.S. $1 on December 31, 2024) and a fair value of U.S. $0.3 million. These instruments are included as assets in our consolidated statements of financial position.

Our financial debt, as recognized in our consolidated statements of financial position, consists of the revolving line of credit with Santander and Bancomext; lines of credit with JSA International U.S. Holding, GY Aviation Lease 1714 Co. Limited, Incline II B Shannon 18 Limited and Oriental Leasing Company Limited, asset-backed trust notes (CEBUR) issued in the Mexican Market and other financing agreements relating to engines with Tarquin Limited, Wilmington Trust SP Services (Dublin) Limited, NBB- V11218 Lease Partnership, NBB- V11951 Lease Partnership, NBB Pintail Co. Ltd, Bank of Utah Corporate Trust, RRPF Engine Leasing Limited and BOC Aviation (Ireland) Limited.

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

Reclassifications, Recapitalizations and Mergers

If We:	Then:

Change the nominal or par value of the CPOs	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Reclassify, split up or consolidate any of the deposited securities	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Distribute securities on the CPOs that are not distributed to ADS holders	If dividend securities are first distributed in respect of outstanding Series A shares, the dividend securities will be held in the CPO trust, and the CPO trustee will distribute additional CPOs to the relevant holders of CPOs, including those represented by ADRs, in proportion to their holdings. If the CPO deed does not allow the Company to cause additional CPOs to be issued in an amount sufficient to represent the Series A shares paid as a dividend, the Company would be required to modify the CPO deed or enter into a new CPO deed to issue the number of CPOs necessary to represent the Series A shares issued as a dividend. If the CPO trustee receives a distribution in a form other than cash or additional Series A shares, the CPO trustee will make the distribution pursuant to the instructions of the technical committee.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

To the extent there are changes to the Series A Shares affecting our CPOs, the CPO trustee shall pursuant to the instructions of the technical committee of the CPO trust, release additional CPOs or call for the surrender of outstanding CPOs to be exchanged for new CPOs should the following circumstances occur (i) a split or a consolidation of our Series A shares; (ii) a capitalization affecting, or redemption of, our Series A shares; (iii) any other reclassification or restructuring of our Series A shares; or (iv) any merger, consolidation, or spin-off. The CPO trustee, as instructed by the technical committee, will also decide if any changes or required amendments must be made to the CPO trust agreement and the CPO trust deeds. If the CPO deed does not allow the Company to cause additional CPOs to be released in an amount sufficient to represent the Series A shares necessary to reflect the corporate events specified above, the Company will need to modify the CPO deed or enter into a new CPO deed that will permit the Company to issue the number of CPOs necessary to represent the Series A shares that reflect any such event. If the Company consolidates its capital stock in a way that is no longer consistent with the structure of the CPO trust, the CPO trustee, as instructed by the CPO trust’s technical committee, will determine how the corpus of the CPO trust should be modified to reflect such consolidation. If the Company calls for a redemption of the Series A shares held in the CPO trust, the CPO trustee will follow the instructions of the CPO trust’s technical committee, and will act pursuant to applicable law, to determine which CPOs will be redeemed, in a number equal to the number of Series A shares held in the CPO trust called for redemption. The CPO trustee will then pay the holders of the redeemed CPOs their proportional share of the consideration.

Upon the Company’s dissolution or liquidation, shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up the Company’s affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidating distributions.

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

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise ADS holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver CPOs and other deposited securities upon surrender of ADSs. Four months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

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

Depositary Payments

During 2024, we received U.S. $549,911.42 from the depositary associated with our American Depositary Shares program. This amount includes reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators associated with the ADR facility, underwriting fees and legal fees.

Please refer to Exhibit 2.1(b) to this annual report for the remaining information relating to our American Depositary Shares as required under Item 12.D of Form 20-F.

PART II

ITEM  13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS, and it includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of our assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of our management and board of directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2024, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

See Item 6: “Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

ITEM  16B    CODE OF ETHICS

We have adopted a code of ethics that applies to all our directors and executive officers and all other personnel, including our principal executive and financial officers. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Ethics is available on our website at www.ir.volaris.com under the “About Volaris—By-Laws and Policies—Code of Ethics” tab. The information on our website is not incorporated into this annual report.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the fees for services performed by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm (“KPMG”), for the periods indicated (including related expenses) and categorized by service in dollars.

	Year Ended December 31,
	2023	2024
	KPMG	KPMG

Audit Fees(1)	1,040,081	1,094,209
Audit-Related Fees(2)	128,904	126,948
Tax Fees	—	—
All Other Fees	—	—
Total	1,168,985	1,221,157

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit-Related fees” are attestation services, over taxes and social security obligations, provided in connection with statutory and regulatory requirements.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

ITEM  16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM  16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16G    CORPORATE GOVERNANCE

As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards. Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Pursuant to the LMV and our by-laws, our shareholders are required to appoint the members of our board of directors comprised of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and relatives of such persons. In accordance with the LMV, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management” and Item 10: “Additional Information—Memorandum and Articles of Association-Provisions of Our By-laws and Mexican Law Relating to Directors—Election of Directors.”

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Non-management directors meet regularly in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices

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

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. We have an audit committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the LMV, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to LMV and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

NYSE Standards	Our Corporate Governance Practices

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our corporate governance committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

Other Shareholder Approvals. The NYSE rules also require shareholder approval for certain matters, such as the opportunity to vote on equity compensation plans and material revisions to those plans, which is required under certain circumstances under Mexican law.	Other Shareholder Approvals. We intend to follow home country law in determining whether shareholder approval is required.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and all other personnel.

NYSE Standards	Our Corporate Governance Practices

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our audit committee, that may request the opinion of a third-party expert. Pursuant to the LMV, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by notice provided in newspapers of wide distribution in Mexico, and which specify the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy, and makes proxies available. Shareholders that are Mexican investors and are entitled to vote, may attend a shareholders’ meeting and cast votes at such meeting. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings. As foreign investors, holders of ADSs (or CPOs underlying the securities) are not entitled to vote at our shareholders’ meetings.

Peer Review. Under Mexican law we must be audited by a public accountant that qualifies as independent, and satisfies the requirements specified under applicable law, maintaining certain quality standards.

ITEM 16H    MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J    INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by directors of the Company and the Covered Persons (as defined in the policy) that is reasonably designed to promote compliance with Mexican and US insider trading laws, rules and regulations, and the listing requirements of the Mexican Stock Exchange and New York Stock Exchange. A copy of our insider trading policy is attached as Exhibit 11.1 to this annual report.

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

With our cybersecurity risk management program, several key components include the following:

•	Risk assessments: Assessments are conducted to identify and prioritize significant cybersecurity risks to our critical systems and information.
•	Dedicated security team: A specialized security team oversees the risk assessment processes, manages security controls, and orchestrates responses to cybersecurity incidents.
•	Utilization of external service providers: We engage external service providers as we deem appropriate to help augment our capabilities, leveraging their expertise to assess, test, or bolster various aspects of our security controls.
•	Cybersecurity awareness training: Through training initiatives, we seek to empower our employees and incident response personnel with the knowledge and skills to recognize and respond to cyber threats.
•	Cybersecurity Incident Response Plan: Our response plan outlines processes for addressing cybersecurity incidents, minimizing disruptions and mitigating potential impacts.
•	Third-Party Risk: We seek to assess risk and to obtain cybersecurity-related contractual commitments from critical service providers where possible.

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

Key strategic and operational initiatives are led by our Technology & Transformation Senior Director, the IT senior manager, the senior transformation manager, the IT internal control manager, and the IT security manager who are primarily responsible for assessing and managing cybersecurity risks. These individuals are skilled in risk management, data safety, control design, and cybersecurity operations management. Our Technology & Transformation Senior Director has over 30 years of experience in control areas, risk management and compliance including the last four years focused on IT, cybersecurity and digital transformation. Our IT senior manager has over 30 years of experience in IT management with a background in infrastructure, support and administration of mission-critical systems. Our Senior Transformation Manager has over 24 years of experience spearheading transformation initiatives focused on business processes and needs. Finally, our IT Internal Control Manager has over 24 years of experience in IT and cybersecurity controls, risk management and regulatory compliance.

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

PART III

ITEM  17    FINANCIAL STATEMENTS

See “Item 18 Financial Statements.”

ITEM  18    FINANCIAL STATEMENTS

See pages F-1 through F-87.

ITEM  19    EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Exhibit

1.1*	Amended By-laws of the Company (estatutos) (English translation)

2.1*	Description of Securities

2.2	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1(1) of the Company’s registration statement on Form F-6 filed with the SEC on August 30, 2013 (File No. 333-190940))

4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.6†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121)).

4.7†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.9†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.11†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

4.12†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.13†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.14†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.15†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.16†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.17†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.18†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.19†	Aircraft Lease Agreement “A,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.20†	Aircraft Lease Agreement “B,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.21†	Aircraft Lease Agreement “C,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.22†	Aircraft Lease Agreement “D,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.23†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and LHT dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.24†	Aircraft Lease Agreement “A,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.25†	Aircraft Lease Agreement “B,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.26†	Aircraft Lease Agreement “C,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.28†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.29†	Aircraft Lease Agreement “D,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

8.1*	List of the Subsidiaries of the Company

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))

15.2*	Consent of KMPG Cárdenas Dosal, S.C., independent registered accounting firm

97.1	Recovery of Erroneously Awarded Compensation Policy (incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-36059))

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
†	Portions of the exhibit were omitted pursuant to a request for confidential treatment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Beltranena
Name:	Enrique Beltranena
Title:	President and Chief Executive Officer

By:	/s/ Jaime E. Pous
Name:	Jaime E. Pous
Title:	Chief Financial Officer

Date: April 29, 2025

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Contents:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the aircraft components and engines lease return obligations

As described in Notes 1q), 2i), 14i) and 16 to the consolidated financial statements, as of December 31, 2024, the Company has a provision for its aircraft components and engines lease return obligations in the amount of $ 377,377 thousand. Aircraft lease agreements require the Company to return aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) to the lessor under specific conditions of use.

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

We have identified the evaluation of the estimate of the aircraft components and engines lease return obligation as a critical audit matter. The assessment of the provision required significant judgment given the complexity involved in determining the key assumptions, which included the projected usage of the aircraft, the estimated maintenance cost at the end of the lease contract, and the discount rates. In addition, specialized skills and knowledge were required to assess the discount rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the aircraft components and engines lease return obligation process, including controls related to the key assumptions used in the estimate of the provision. We compared the cost of historical aircraft returns to the amounts accrued by the Company in previous years to assess the Company’s ability to estimate the provision. For all redeliveries performed during the year, we compare the total cost of redeliveries to the accrued provision for this specific events of return. To evaluate the key assumption used by the Company to estimate its future aircraft components and engines lease return obligations we:

• for a sample of leases subject to the accrual, we compared the assumption of projected usage included in the Company’s business plan, to the average of real usage in 2024

• for a sample of leases, we compared the estimated costs of maintenance tasks to be performed at the return date, included in the additions to the accrual of the current year, with the updated list of prices from manufacturers or historical payments for these types of maintenance

• for a sample of leases, we compared the actual cost of the aircraft components and engines lease return obligation to the accrued amounts of the year and to the cost of maintenance performed to comply with contractual redelivery conditions

• involved valuation professionals, with specialized skills and knowledge, who assisted in the evaluation of the reasonableness of the discount rates by comparing the Company’s inputs to publicly available data and assess the overall discount rates.

KPMG Cardenas Dosal S.C.

We have served as the Company’s auditor since 2021.

Mexico City, Mexico

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

April 29, 2025

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of U.S. dollars)

	As of December 31,
	2024		2023
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	907,981	US$	774,154
Short-term investments		45,737		15,265
Accounts receivable:
Related parties (Note 7)		2,161		-
Other accounts receivable, net (Note 8)		76,035		89,244
Recoverable value-added tax and others		47,825		69,159
Recoverable income tax		12,789		92,196
Inventories (Note 9)		16,633		16,117
Prepaid expenses and other current assets (Note 10)		45,248		43,676
Derivative financial instruments (Notes 3, 4 and 5)		431		-
Guarantee deposits (Note 11)		227,211		147,836
Total current assets		1,382,051		1,247,647

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		1,070,070		804,610
Right-of-use assets, net (Note 14)		2,469,580		2,338,392
Intangible assets, net (Note 13)		25,957		16,219
Derivative financial instruments (Notes 3, 4 and 5)		271		1,683
Deferred income taxes (Note 20)		286,199		236,026
Guarantee deposits (Note 11)		426,193		461,996
Other long-term assets		43,389		39,399
Total non-current assets		4,321,659		3,898,325
Total assets	US$	5,703,710	US$	5,145,972

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 21)	US$	342,777	US$	343,400
Suppliers		161,237		233,861
Related parties (Note 7)		2,363		15,845
Accrued liabilities (Note 15a)		223,392		162,763
Lease liabilities (Note 14)		391,158		372,697
Other taxes and fees payable (Note 1r)		274,178		262,115
Income taxes payable		28,737		8,310
Financial debt (Note 5)		283,616		220,289
Other liabilities (Note 16)		62,800		2,303
Total current liabilities		1,770,258		1,621,583

Non-current liabilities:
Financial debt (Note 5)		526,362		432,776
Accrued liabilities (Note 15b)		7,849		13,515
Lease liabilities (Note 14)		2,670,378		2,518,745
Other liabilities (Note 16)		333,332		286,405
Employee benefits (Note 17)		12,790		14,644
Deferred income taxes (Note 20)		17,928		15,710
Total non-current liabilities		3,568,639		3,281,795
Total liabilities		5,338,897		4,903,378

Equity (Note 19):
Capital stock		248,278		248,278
Treasury shares		(12,787)		(11,555)
Contributions for future capital increases		-		-
Legal reserve		17,363		17,363
Additional paid-in capital		283,362		282,040
Accumulated deficit		(21,709)		(148,084)
Accumulated other comprehensive loss (Note 24)		(149,694)		(145,448)
Total equity		364,813		242,594
Total liabilities and equity	US$	5,703,710	US$	5,145,972

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of U.S. dollars except for earnings per share)

	For the years ended December 31,
	2024		2023		2022
Operating revenues (Notes 21 and 26):
Passenger revenues:
Fare revenues	US$	1,517,106	US$	1,650,287	US$	1,661,176
Other passenger revenues		1,492,593		1,473,237		1,078,251
		3,009,699		3,123,524		2,739,427
Non-passenger revenues:
Other non-passenger revenues		111,551		115,424		92,977
Cargo		20,626		20,025		14,786
		3,141,876		3,258,973		2,847,190

Other operating income (Note 22)		(206,444)		(54,710)		(25,066)
Fuel expense (Note 3a)		893,987		1,165,078		1,299,254
Landing, take-off and navigation expenses		492,507		503,366		379,108
Salaries and benefits		411,253		386,723		283,089
Depreciation of right-of-use assets (Note 14)		409,935		362,015		320,443
Sales, marketing and distribution expenses		169,472		167,341		124,287
Other operating expenses (Note 22)		139,248		169,864		102,585
Aircraft and engine variable lease expenses (Note 14)		135,155		103,845		124,532
Maintenance expenses		100,426		98,445		97,783
Depreciation and amortization (Notes 12 and 13)		183,115		134,296		97,486
Operating income		413,222		222,710		43,689

Finance income (Note 23)		49,444		38,222		12,902
Finance cost (Note 23)		(293,639)		(219,343)		(192,535)
Foreign exchange gain (loss) net (Note 3b)		13,662		(34,147)		3,581

Income (loss) before income tax		182,689		7,442		(132,363)
Income tax (expense) benefit (Note 20)		(56,314)		377		52,139
Net income (loss)	US$	126,375	US$	7,819	US$	(80,224)

Earnings (loss) per share basic:	US$	0.110	US$	0.007	US$	(0.069)
Earnings (loss) per share diluted:	US$	0.108	US$	0.007	US$	(0.069)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024		2023		2022
Net income (loss) for the year	US$	126,375	US$	7,819	US$	(80,224)
Other comprehensive income (loss):
Other comprehensive (loss) income to be reclassified to profit or (loss) in subsequent periods:
Net (loss) gain on cash flow hedges (Note 24b)		(394)		(1,175)		336
Benefit (expense) income tax deferred (Note 20c)		118		362		(80)
Exchange differences on translation of foreign operations		(3,879)		749		3,471
Other comprehensive (loss) income not to be reclassified to profit or (loss) in subsequent periods:
Remeasurement (loss) gain of employee benefits (Note 17)		(130)		(107)		253
Benefit (expense) income tax deferred (Note 20c)		39		32		(79)
Other comprehensive (loss) income for the year, net of tax	US$	(4,246)	US$	(139)	US$	3,901
Total comprehensive income (loss) for the year	US$	122,129	US$	7,680	US$	(76,323)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. dollars)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive loss		Total equity
Balance as of December 31, 2021	US$	248,278	US$	(8,652)	US$	-	US$	17,363	US$	281,037	US$	(75,679)	US$	(149,210)	US$	313,137
Treasury shares		-		(5,239)		-		-		3,162		-		-		(2,077)
Long-term incentive plan cost (Note 18)		-		1,025		-		-		(1,025)		-		-		-
Net loss for the year		-		-		-		-		-		(80,224)		-		(80,224)
Other comprehensive income items		-		-		-		-		-		-		3,901		3,901
Total comprehensive (loss) income		-		-		-		-		-		(80,224)		3,901		(76,323)
Balance as of December 31, 2022		248,278		(12,866)		-		17,363		283,174		(155,903)		(145,309)		234,737
Treasury shares		-		(4,020)		-		-		4,186		-		-		166
Exercise of stock options (Note 18)		-		11		-		-		-		-		-		11
Long-term incentive plan cost (Note 18)		-		5,320		-		-		(5,320)		-		-		-
Net income for the year		-		-		-		-		-		7,819		-		7,819
Other comprehensive loss items		-		-		-		-		-		-		(139)		(139)
Total comprehensive income (loss)		-		-		-		-		-		7,819		(139)		7,680
Balance as of December 31, 2023		248,278		(11,555)		-		17,363		282,040		(148,084)		(145,448)		242,594
Treasury shares		-		(5,065)		-		-		5,155		-		-		90
Long-term incentive plan cost (Note 18)		-		3,833		-		-		(3,833)		-		-		-
Net income for the year		-		-		-		-		-		126,375		-		126,375
Other comprehensive loss items		-		-		-		-		-		-		(4,246)		(4,246)
Total comprehensive income (loss)		-		-		-		-		-		126,375		(4,246)		122,129
Balance as of December 31, 2024	US$	248,278	US$	(12,787)	US$	-	US$	17,363	US$	283,362	US$	(21,709)	US$	(149,694)	US$	364,813

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. dollars)

	For the years ended December 31,
	2024		2023		2022
Operating activities
Net income (loss)	US$	126,375	US$	7,819	US$	(80,224)
Adjustments for:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		593,050		496,311		417,929
Allowance for credit losses (Note 8)		818		1,330		1,672
Finance income (Note 23)		(49,444)		(38,222)		(12,902)
Finance cost		292,135		218,130		191,809
Net foreign exchange (gain) loss differences		(10,245)		25,471		(8,669)
Derivative financial instruments (Notes 3 and 4)		2,213		579		161
Amortized Cost (CEBUR)		608		634		566
Net gain on disposal of rotable spare parts, furniture and equipment (Note 22)		(33,633)		(11,815)		(19,548)
Employee benefits (Note 17)		1,205		3,296		7,210
Aircraft and engine lease extension benefit and other benefits from service agreements		(761)		(761)		(517)
Income tax expense (benefit)		56,314		(377)		(52,139)
Management incentive and long-term incentive plans		5,178		5,769		709
		983,813		708,164		446,057
Changes in operating assets and liabilities:
Related parties		(15,643)		3,390		6,570
Other accounts receivable		63,363		(7,784)		49,670
Recoverable and prepaid taxes		74,683		69,607		(33,293)
Inventories		(516)		(359)		(1,361)
Prepaid expenses		(35,991)		(24,488)		(21,489)
Other assets		(2,904)		(1,904)		(12,494)
Guarantee deposits		(48,634)		(58,243)		(13,445)
Suppliers		(70,072)		36,620		86,627
Accrued liabilities		56,661		(24,929)		17,201
Other taxes and fees payable		(29,005)		(9,453)		44,985
Unearned transportation revenue		(623)		(3,069)		42,487
Derivative financial instruments		(2,055)		-		-
Other liabilities		85,626		41,775		40,429
Cash generated from operating activities		1,058,703		729,327		651,944
Interest received		49,444		38,222		12,902
Income taxes paid		(18,418)		(37,724)		(51,244)
Net cash flows provided by operating activities		1,089,729		729,825		613,602

Investing activities
Acquisitions of rotable spare parts, furniture and equipment (Note 12)		(583,075)		(480,753)		(347,147)
Acquisitions of intangible assets (Note 13)		(17,598)		(10,387)		(6,790)
Acquisitions of other investments		(31,840)		(17,012)		-
Pre-delivery payments reimbursements (Note 12)		159,993		45,085		221,253
Proceeds from disposals of rotable spare parts, furniture and equipment		-		122		1,990
Proceeds from disposals of aircraft		-		901		-
Net cash flows used in investing activities		(472,520)		(462,044)		(130,694)

Financing activities
Transaction costs related to the CEBUR offering and other financing		(1,691)		(2,547)		-
Proceeds from exercised stock options		-		11		-
Proceeds from sale of treasury shares		-		1,018		-
Derivative financial instruments		(124)		(1,493)		-
Treasury shares purchase		(5,065)		(4,021)		(5,239)
Interest paid		(58,448)		(37,179)		(17,637)
Payments of leases liabilities (Note 14)		(583,395)		(529,074)		(449,004)
Payments of financial debt		(208,087)		(97,909)		(196,565)
Proceeds from financial debt		385,240		456,808		155,357
Net cash flows used in financing activities		(471,570)		(214,386)		(513,088)

Increase (decrease) in cash and cash equivalents		145,639		53,395		(30,180)
Net foreign exchange differences on cash balance		(11,812)		8,906		911
Cash and cash equivalents at beginning of year		774,154		711,853		741,122
Cash and cash equivalents at end of year	US$	907,981	US$	774,154	US$	711,853

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(In thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of material accounting policy information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005. These consolidated financial statements comprise the Controladora and its subsidiaries (together referred to as the “Company”).

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of 10 years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris.” On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR,” respectively.

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

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica’s Air Operator Certificate was renewed, modified and extended for an additional 15-year term. Volaris Costa Rica started operations on December 1, 2016.

On August 25, 2021, the Company, through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”), obtained from the Salvadoran Civil Aviation Authority an Operation Permit for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail, valid until May 30, 2024. On May 28, 2024, Volaris El Salvador’s Operation Permit was renewed, modified and extended for an additional five-year term. Volaris El Salvador started operations on September 15, 2021.

On October 13, 2021, Concesionaria completed the issuance of fifteen million (15,000,000) asset-backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020 administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI) to reduce carbon dioxide emissions from Volaris’s operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. Said offering incentivizes the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 200 basis points.

On September 28, 2023, “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset-backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of TIIE 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

The accompanying consolidated financial statements and notes were approved by the Company's Board of Directors on April 23, 2025, and by the Annual General Ordinary Shareholder´s Meeting of the Company on April 28, 2025. These consolidated financial statements were also approved for issuance in the Company's annual report on Form 20-F by the Company's Chief Executive Officer, Enrique J. Beltranena Mejicano, and Chief Financial Officer, Jaime E. Pous Fernández, on April 29, 2025, and subsequent events were considered through that date.

a) Basis of preparation

Statement of compliance

These consolidated financial statements, which comprise the financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, were prepared in accordance with IFRS Accounting Standards (“IFRS” International Financial Reporting Standards) as issued by the International Accounting Standards Board (“IASB”).

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

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in U.S. dollars, except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$,” it means dollars of the United States. All amounts in the consolidated financial statements and the accompanying notes are stated in thousands, except when references are made to earnings or loss per share and/or prices per share. When reference is made to “Ps” or “pesos,” it means Mexican pesos. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the consolidated financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable.

b) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. As of December 31, 2024, and 2023, for accounting purposes, the companies included in the consolidated financial statements are as shown in the next page.

			% Equity interest
Name	Principal Activities	Country	2024	2023
Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset-backed securities trustor & administrator (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853 (2)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855 (3)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866 (3)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867 (4)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921 (5)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Bank of Utah, Fideicomiso N503VL(6)	Aircraft administration trust	Mexico	100%	—
Bank of Utah, Fideicomiso N504VL(7)	Aircraft administration trust	Mexico	100%	—

(1)	The Company has not started operations.
(2)	With effect from June 8, 2022, the Trust was constituted.
(3)	With effect from April 1, 2022, the Trusts were constituted.
(4)	With effect from April 13, 2022, the Trust was constituted.
(5)	With effect from July 21, 2022, the Trust was constituted.
(6)	With effect from March 15, 2024, the Trust was constituted.
(7)	With effect from April 16, 2024, the Trust was constituted.

Consolidation by control

Name	Principal Activities	Country
North Star Financing Limited(1) (2) (SPV)	Private company limited by shares	Ireland

(1)	With effect from December 19, 2024, the private company limited by shares was constituted.
(2)	As of December 31, 2024, the Company does not hold an ownership interest in North Star Financing Limited. However, management has determined that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements.

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

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

c) Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable; however, certain tickets may be changed upon a payment of a fee. Additionally, the Company does not operate its own frequent flier program.

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

The Company sells certain connecting flight tickets with one or more segments operated by other airline partners. For segments operated by other airline partners, the Company has determined that it is acting as an agent on behalf of the other airline as it is responsible for its portion of the contract (i.e., transportation of the passenger). When the Company acts as the agent, the Company recognizes revenue within other passenger revenues at time of travel, for the net amount retained by the Company for any segments flown by another airline.

Non-passenger revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of trip insurance and other services. These, as well as cargo services, are recognized as revenue at the time the service is provided.

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

Code-share agreement

On January 16, 2018, the Company and Frontier entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company’s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations, and Frontier customers gain first-time access to new destinations in Mexico through Volaris’s presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris website. The airline that provides the transportation recognizes the revenue when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger-related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions (Note 10). The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore, they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts, and there are no discounts, payment incentives, bonuses or other variable considerations after the purchase that could modify the amount of the transaction price.

The Company’s tickets are non-refundable. However, in the event that the company cancels a flight due to causes attributable to the airline, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger, the excess is recorded as reduction of the operating revenues. All the Company’s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

On January 23, 2023, the Company, through its subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this contract, Concesionaria became a participating company in a coalition that integrates a Loyalty Program called “Spin Premia®,” established and managed by the Supplier. This Program offers exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Under the “Spin Premia” agreement, customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company are recorded as a reduction in revenues. The points redeemed for the Company’s services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between the Company and FEMSA.

d) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits, short-term deposits on demand and highly liquid investments with maturities close to three months from the original purchase date, established in the agreements. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments.

Management performs an assessment of the cash transactions carried out by the Company, for available cash and investment activities. These transactions are classified based on the results of this assessment.

The Company has agreements with financial institutions’ counterparties that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

The Company establishes cash reserves as required by a debt agreement; however, these reserves remain available for withdraw.

e) Short-term investments

Short-term investments consist of fixed-term bank deposits with maturity from the original purchase date, established in the negotiation and the days stipulated in the agreements.

f) Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9 “Financial Instruments,” which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All of the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criteria and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired.

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset, or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is credit-impaired. A financial asset is credit-impaired when one or more events have occurred since the initial recognition of an asset (an incurred “loss event”) that have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit-impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults. Further disclosures related to impairment of financial assets are also provided in (Note 8).

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

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 “Financial Instruments.”

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

(i)	A currently enforceable legal right to offset the recognized amounts; and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

g) Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

h) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost or at their net realization value, whichever is less. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

i) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and residual values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2024, 2023 and 2022, the Company did not record any impairment loss in the value of its intangible assets.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

j) Guarantee deposits

Guarantee deposits primarily include aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements (Note 11).

Deposits for flight equipment maintenance paid to lessors

Certain lease agreements of the Companyrequire the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.

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

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2024, 2023 and 2022, the Company recognized supplemental lease payments of US$114,316, US$83,528 and US$48,172, respectively.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits, which had been recorded previously as variable lease payments, can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

During the years ended December 31, 2024 and 2023, the Company added 14 and 13 aircraft to its fleet, respectively (Note 14). During the year ended December 31, 2024, the Company extended the lease period of 10 aircraft and two engines. During the year ended December 31, 2023, the Company extended the lease period of nine aircraft and six engines. Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made (Note 16).

k) Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

Fleet maintenance requirements may include preventive maintenance tasks based on manufacturers’ recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine tasks, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component checks.

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily and weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These type of maintenance events are normally performed by in–house trained mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 12 days to accomplish and are required every 24 or 36 months, such as 24-month checks and C checks. All maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized leasehold improvements to flight equipment and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil-AFAC) authorized maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

During the years ended December 31, 2024, 2023 and 2022, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of US$129,354, US$139,830 and US$138,811, respectively. For the years ended December 31, 2024, 2023 and 2022, the amortization of major maintenance leasehold improvement costs was US$150,625, US$114,924 and US$83,071, respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

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

The Company has an engine flight hour agreement (repair agreement) that guarantees a cost for the engines’ shop visits, provides miscellaneous engines’ coverage, supports the cost of foreign objects damage events, ensures there is protection from annual escalations and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

l) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated based on the cost less the estimated residual value of the assets.

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

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term or (ii) the next major maintenance event (1)

(1)	The period is determined in accordance with usage.

The Company reviews annually the useful lives of these assets, and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the long-lived assets and the entire fleet, including right-of-use assets and flight equipment. The Company assesses at each reporting date whether there is objective evidence that long-lived assets and the entire fleet, including right-of-use assets and flight equipment, are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right-of-use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

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

m) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the functional currency of the parent company and its main subsidiaries. For each subsidiary, the Company determines the functional currency, and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign operations prepared under IFRS and denominated in their respective local currencies different from its functional currency are remeasured into their functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
•	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statement of financial reporting date.
•	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.
•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

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

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign operations for the years ended December 31, 2024, 2023 and 2022 were US$(3,879), US$749 and US$3,471, respectively.

For the years ended December 31, 2024, 2023 and 2022, the most relevant exchange rates utilized in the conversions to US dollar are as follows:

	2024				2023				2022
Currency	End of period exchange rate		Average exchange rate		End of period exchange rate		Average exchange rate		End of period exchange rate		Average exchange rate
Mexican Peso	Ps.	20.2683	Ps.	18.3000	Ps.	16.8935	Ps.	17.7665	Ps.	19.3615	Ps.	20.1254
Colon	₵.	512.2300	₵.	517.3692	₵.	524.7900	₵.	545.1760	₵.	594.9700	₵.	649.5908
Quetzal	Q.	7.71833	Q.	7.7695	Q.	7.8301	Q.	7.8428	Q.	7.8515	Q.	7.7765
Colombian Peso	COP.	4,409.15	COP.	4,071.03	COP.	3,822.05	COP.	4,327.66	COP.	4,810.20	COP.	4,255.44

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

For the years ended December 31, 2024 and 2023, no termination benefits provision has been recognized.

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

Obligations relating to seniority premiums, other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2024. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador, there is no obligation to pay seniority premiums; these countries have Post-Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2024, 2023 and 2022, the Company expensed US$4,249 US$3,467 and US$2,992, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment (Note 7).

v) Long-term incentive plan (“LTIP”) and long-term retention plan (“LTRP”)

The Company has adopted a long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash-settled), and therefore accounted under IFRS 2 “Share based payment.”

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the consolidated statements of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2024, 2023 and 2022, the Company approved and renewed the long-term retention plan (“LTRP”), which consisted of a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

a) Share-based payments

LTIP

- Share purchase plan (equity-settled)

Certain key executives of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period (Note 18).

b) SARs plan (share appreciation rights – cash-settled)

The Company granted SARs to key executives, which entitled them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period (Note 18).

The cost of the SARs plan is measured initially at fair value at the grant date, further details of which are given in Note 18. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity-settled awards described above, the valuation of cash-settled award also requires using similar inputs, as appropriate.

Management incentive plan (“MIP”)

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key executives; this plan was named MIP II. In accordance with this plan, the Company granted SARs to key executives, which entitled them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period (Note 18).

c) Board of Directors Incentive Plan (“BoDIP”)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted for under IFRS 2 “Share based payment.”

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP,” for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise of the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

In April 2023, the Company’s Annual General Shareholders’ Meeting modified the terms of the BoDIP so that, starting in 2023, certain members of the Board of Directors receive additional benefits through a stock-based plan.

vi) Employee profit-sharing

The Mexican Income Tax Law (“MITL”) establishes that the base for computing current-year employee profit-sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit-sharing payment, up to three months of the employee’s current salary or the average employee profit-sharing received by the employee in the previous three years.

For the years ended December 31, 2024, 2023 and 2022, the employee profit-sharing recognized as operating expense in the consolidated statements of operations was US$18,623, US$1,481 and US$136, respectively. Subsidiaries in Central America do not have such employee profit-sharing obligations, as it is not required by local regulations.

p) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease, that is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

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

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 18 years
Spare engines	up to 18 years
Buildings leases	up to 10 years
Maintenance components	up to eight years

ii.	Lease Liabilities

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use assets or is recorded in profit or loss if the Company purchased the underlying asset.

The short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

During the years ended December 31, 2024, 2023 and 2022, there were no impairment charges recorded in relation to the right-of-use assets.

iii.	Sale and leaseback

The Company enters into agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the consolidated statements of operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above-market terms as additional financing provided by the buyer-lessor to the seller-lessee.

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

During 2024 and 2023, the Company entered into 15 and 11 classified-as-failed sale and leaseback engines arrangements due to the presence of a substantive option allowing the Company to repurchase the engines at the end of the lease term.

q) Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a)	Modifications to the underlying asset to meet the return conditions stipulated in the lease agreement, typically related to aircraft standardization and painting, which can be reasonably estimated at the beginning of the lease agreement. These costs are initially recognized at present value as part of the right-of-use assets.

b)	Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses, and the provision is remeasured and included as part of other liabilities through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions, including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions (Note 14 and 16).

r) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

s) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, at the reporting date.

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

Deferred income tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes that are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

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

The IFRIC Interpretation 23 “Uncertainty over Income Tax Treatment” addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12 “Income Taxes,” nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgment in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it continually assesses whether the interpretation has an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company has considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing, and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of December 31, 2024 and 2023, the IFRIC Interpretation 23 did not have an impact on the consolidated financial statements of the Company.

t) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instruments.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation of the hedging records includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of operations. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the years ended December 31, 2024, 2023 and 2022, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statements of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in earnings when the hedged items also are recognized in earnings.

u) Financial instruments – Disclosures

IFRS 7 (“Financial Instruments – Disclosures”) requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

v) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid-in capital. Share-based payment options exercised during the reporting period were settled with treasury shares (Note 18).

w) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services; accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America) (Note 26).

x) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within 12 months after the reporting period or (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within 12 months after the reporting period or (iii) there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

y) Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024 and then must be applied retrospectively. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In 2020 and 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.
•	That a right to defer must exist at the end of the reporting period.
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within 12 months.

As of January 1, 2024 and December 31, 2024, these amendments did not impact the Company’s audited consolidated financial statements. Since the changes primarily aim to provide greater clarity on classification criteria of certain loan agreements with the right to defer settlement, and its disclosure requirements related to future covenants, the Company has not identified any loan agreements classified as non-current with the characteristics aforementioned; therefore, the Company is not required to present any further disclosures within the audited consolidated financial statements. Thus, there is no material impact on the presentation of liabilities in the current financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

As of January 1, 2024 and December 31, 2024, these amendments did not have a material impact on the audited consolidated financial statements of the Company on the subsequent measurement of the liability, due to the Company not having lease variable payments that are not dependent on a rate or index.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures,” to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

As of January 1, 2024 and December 31, 2024, these amendments did not impact the Company’s audited consolidated financial statements, due to the fact that the Company did not enter into reverse factoring agreements/transactions (“supplier finance arrangements”), which means that the Company does not have to comply with any new disclosure requirements and does not have to alter the classification or presentation of liabilities and cash flows.

Standards, amendments issued but not yet effective

Lack of exchangeability - Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Company is currently assessing the impact of these amendments, which it expects to adopt on the effective date.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

a)	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
b)	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criteria;
c)	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
d)	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments in (b) are most relevant to financial institutions, but the amendments in (a), (c) and (d) are relevant to all entities.

The amendments to IFRS 9 and IFRS 7 will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted subject.

The Company is currently assessing the amendments, which it expects will not have impact on the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows,” which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing and identifying all the impacts that the amendments will have on the consolidated financial statements and notes.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

The Company is currently assessing the amendments, which it expects will not have impact on the consolidated financial statements.

2. Use of judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements. The note 1 to the Company’s consolidated financial statements provides a detailed discussion of the material accounting policies. Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company’s financial position or results of operations. (Note 1).

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Revisions to estimates are recognized prospectively. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

For leases, significant accounting judgments, estimates and assumptions, refer to Note 1q.

i) Return obligations

The aircraft lease agreements of the Company also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses, and the provision is included as part of other liabilities through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions, including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions (Note 14 and 16).

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

iii) Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques, including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 4).

iv) Impairment of long-lived assets

At each reporting date, the Company assesses whether there are indicators of impairment of its long-lived assets and right-of-use assets. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use.

In making these determinations, the Company uses certain assumptions, including, but not limited to, estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions, such as asset utilization and length of service the asset will be used in the Company’s operations, excluding additions and extensions.

The Company’s assumptions about future conditions are important to its assessment of potential impairment of its long-lived assets, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available and will update its analyses accordingly.

For the year ended December 31, 2024, the Company performed an impairment test on its only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 12.75% (pre-tax of 17.98%) and a long-term growth rate of 2.14%. It was concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2024 and 2023, the Company evaluated through an analysis if there were signs of impairment in its long-lived assets and right-of-use assets, and according to the result, it was concluded there were no signs of impairment.

v) Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in its leases; therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company would have to pay, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

vi) Consolidation of North Star Financing Limited

The Company does not hold any ownership interest in North Star Financing Limited. However, the Company assessed whether it has control over the entity based on the three elements of control defined in accordance with IFRS 10 “Consolidated Financial Statements.” Following this assessment, the Company determined that it is exposed to, or has rights to, variable returns from its involvement with the entity. Additionally, the Company has the current ability to direct the relevant activities of the entity to those that most significantly affect its returns through its existing decision-making power.

3. Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemming from exogenous variables that are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on-balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on- and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows that are higher than expected, therefore increasing the working capital requirements.

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

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk, which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over-the-counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2024, 2023 and 2022 represented 33%, 38% and 46% of the Company’s operating expenses, respectively. For the years ended December 31, 2024, 2023 and 2022, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operations was US$893,987, US$1,165,078 and US$1,299,254, respectively.

In September 2024, the Company contracted Asian Call Options on U.S. Gulf Coast Jet Fuel 54 designated to hedge 25,832 thousand gallons. These hedges represented a portion of the projected consumption for the 4Q 2024 and 1Q 2025.

In October 2024, the Company contracted Asian Call Options on U.S. Gulf Coast Jet Fuel 54 designated to hedge 14,457 thousand gallons. These hedges represented a portion of the projected consumption for the 4Q 2024 and 1Q 2025. During the years ended December 31, 2023 and 2022, the Company did not enter into derivative financial instruments to hedge jet fuel.

In accordance with IFRS 9, the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the options is related to a “transaction-related hedged item,” it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying asset (U.S. Gulf Coast Jet Fuel 54) of the options held by the Company during 2024 is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, when performing hedges, the Company hedges its forecasted jet fuel consumption month after month, which is consistent with the maturity date of the monthly serial Asian call options.

During the year ended December 31, 2024, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of US$1,317.

As of December 31, 2024, the fair value of the outstanding U.S. Gulf Coast Jet Fuel Asian call options was US$431. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position given the out-of-the-money position as of December 31, 2024 recognized in other comprehensive loss was US$307.

The cost of hedging recycled to the fuel cost during 4Q 2024 and will recycle to the fuel cost during 1Q 2025, as these options expire on a monthly basis and the jet fuel is consumed. Contracted options for 4Q 2024 expired and the only outstanding are the ones for 1Q 2025.

	Position as of December 31, 2024 Jet fuel Asian call option contracts maturities
	1Q 2025
Notional volume in gallons (thousands) (1)		14,356
Strike price agreed rate per gallon (2)	US$	2.18 / 2.25
Approximate percentage of hedge (of expected consumption value)		17%

(1)	U.S. Gulf Coast Jet Fuel 54 as underlying asset
(2)	Weighted Average

Fuel Sensitivity

The sensitivity analysis provided below presents the impact of a change of US$0.01 per gallon in fuel market spot price in the Company’s financial performance. Considering these figures, an increase of US$0.01 per gallon in the fuel prices during 2024, 2023 and 2022 would have impacted the Company’s operating costs in US$3,227, US$3,719 and US$3,399, respectively.

	As of December 31,
	2024	2023	2022
	Operating costs	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ US$0.01 per gallon	3,227	3,719	3,399
- US$0.01 per gallon	(3,227)	(3,719)	(3,399)

The Company has been proactively trying to mitigate this impact over our business through revenue yielding and a continued effort towards a reduced fuel consumption. Nonetheless, our ability to pass on any significant increases in fuel costs through fare increases is also limited by our ultra-low-cost business model and market high elasticity to price.

b) Foreign currency risk

The Company is exposed to transactional foreign currency risk due to potential mismatches between the currencies in which sales, expenses, receivables and borrowings are denominated, and the respective functional currencies of the Company and its subsidiaries. The U.S. dollar is the functional currency for Controladora and its main subsidiaries. Transactions are primarily denominated in U.S. dollars and Mexican pesos, with minor transactions denominated in other currencies such as Quetzales, Colombian pesos and Colones.

Foreign currency risk arises from possible unfavorable movements in the exchange rate, which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2024 is as set forth as shown in the next page.

	Mexican Pesos		Others (1)
	(In thousands of U.S. dollars)
Assets:
Cash and cash equivalents	US$	69,156	US$	31,847
Other accounts receivable, net		45,381		676
Guarantee deposits		27,710		445
Derivative financial instruments		271		—
Other assets		5,169		—
Total assets	US$	147,687	US$	32,968

Liabilities:
Financial debt	US$	118,590	US$	—
Lease liabilities		19,772		52
Suppliers		132,244		2,537
Other liabilities		253,822		2,206
Total liabilities	US$	524,428	US$	4,795
Net foreign currency position	US$	(376,741)	US$	28,173

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2023 is as set forth below:

	Mexican Pesos		Others (1)
	(In thousands of U.S. dollars)
Assets:
Cash and cash equivalents	US$	100,488	US$	13,287
Other accounts receivable, net		54,594		34,650
Guarantee deposits		29,951		514
Derivative financial instruments		1,683		—
Total assets	US$	186,716	US$	48,451

Liabilities:
Financial debt	US$	186,251	US$	—
Lease liabilities		19,655		73
Suppliers		142,453		2,254
Other liabilities		57,283		2,958
Total liabilities	US$	405,642	US$	5,285
Net foreign currency position	US$	(218,926)	US$	43,166

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

At April 29, 2025, the exchange rate was $US1 per Ps. 19.5478.

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

As of December 31, 2024, 2023 and 2022, the Company did not enter into foreign exchange rate derivatives financial instruments.

Foreign currency sensitivity

The following table demonstrates the sensitivity of a reasonably possible change in Mexican peso exchange. The rate to U.S. dollar that would have occurred as of December 31, 2024 and 2023, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in the fair value of assets and liabilities denominated in Mexican peso. The Company’s exposure to foreign currency exchange rates for all other currencies is not material.

	Change in MXN$ rate	Effect on profit before tax
		(In thousands of U.S. dollars)
2024	+5%	US$	(17,428)
	-5%		17,428

2023	+5%	US$	(8,788)
	-5%		8,788

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest-bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”) and the Interbank Equilibrium Interest Rate (“TIIE”).

In November 2020, the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that starting 2022, LIBOR will no longer be used to issue new loans and the last rates were published on June 30, 2023. As of December 31, 2024 and 2023, all our U.S. dollar financing facilities at floating rate are referenced to SOFR (Note 5b).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing or financing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

In July 2019, the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons’ reference to TIIE 28 was limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and had the same amortization schedule.

The cap started on July 19, 2019, and the maturity date was June 20, 2024, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB19) in 2023 as a result of a reasonably possible change in rates, keeping all other variables constant:

	Change in interest rate	Effect on cap (1)
		(In thousands of U.S. dollars)
2023	+0.50%	US$	14
	-0.50%		(13)

(1)	The effect would affect OCI in relation to the interest rate caps.

In addition, during November 2021, the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and the maturity date is October 20, 2026, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB21L) in 2024 and 2023 as a result of a reasonably possible change in rates, keeping all other variables constant:

	Change in interest rate	Effect on cap (1)
		(In thousands of U.S. dollars)
2024	+0.50%	US$	100
	-0.50%		(70)

2023	+0.50%	US$	311
	-0.50%		(269)

(1)	The effect would affect OCI in relation to the interest rate caps.

In October 2023, the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

The cap started on October 20, 2023, and the maturity date is September 20, 2028, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB23) in 2024 as a result of a reasonably possible change in rates, keeping all other variables constant:

	Change in interest rate	Effect on cap (1)
		(In thousands of U.S. dollars)
2024	+0.50%	US$	149
	-0.50%		(125)

2023	+0.50%	US$	132
	-0.50%		(89)

(1)	The effect would affect OCI in relation to the interest rate caps.

As of December 31, 2024 and 2023, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.2.42 billion (US$119.2 million based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) and Ps.3.16 billion (US$187.4 million based on an exchange rate of Ps. 16.89 to US$1 on December 31, 2023), respectively, had fair values of US$271 and US$1,683, respectively, and are presented as part of the financial assets in the consolidated statement of financial position. As of December 31, 2024 and 2023, the Company recognized US$30 and US$(1,175), respectively, in other comprehensive income (loss) in relation to the interest rate caps.

For the years ended December 31, 2024, 2023 and 2022, the amortization of the intrinsic value of the cap was US$896, US$579 and US$161, respectively, recycled to the consolidated statements of operations as part of the finance cost. During 2024, 2023 and 2022, there was no ineffective portion resulting from these hedging instruments.

In August 2024, the Company entered into T-Locks agreements (Treasury Rate Locks) to mitigate the risk associated with floating rates indexed to lease agreements. The floating rate referenced to US5Y (United States 5Y Treasury Note) was locked for a notional of US$24,900 maturing in August 2024.

As of December 31, 2024, the Company recognized a total of US$117 in other comprehensive loss.

As of December 31, 2024, the Company does not have any outstanding hedging contracts balances in the form of T-Locks.

Debt Sensitivity Analysis

The following sensitivity analysis considers the position exposed to variable interest rates.

The Interbank Equilibrium Interest Rate of the Banco de Mexico (TIIE) 28 days decreased 125 basis points from 2023 to 2024, going from 11.50% to 10.25%, and increased 72 basis points from 2022 to 2023, going from 10.78% to 11.50%, respectively. The Secured Overnight Financing Rate (SOFR) three months decreased 102 basis points from 2023 to 2024, going from 5.33% to 4.31%, and increased 73 basis points from 2023 to 2024, going from 4.60% to 5.33%, respectively, and SOFR one month decreased 102 basis points from 2023 to 2024, going from 5.35% to 4.33%, and increased 99 basis points from 2022 to 2023, going from 4.36% to 5.35%, respectively.

In addition to the reference rate changes, if the interest rate had changed on an annual average in the magnitude shown, the impact on the interest expense in the consolidated statements of operations would have been as shown on the next page.

	Year ended December 31, 2024				Year ended December 31, 2023
	+100 BP		- 100 BP		+ 100 BP		- 100 BP
	(In thousands of U.S. dollars)

Asset-backed trust notes (“CEBUR”) (1)	US$	1,385	US$	(1,385)	US$	1,435	US$	(1,435)
Incline II B Shannon 18 Limited (PDP BBAM)		889		(889)		930		(930)
Banco Santander México, S.A. y Banco Nacional de Comercio Exterior, S.N.C. (“Santander-Bancomext”)		783		(783)		533		(533)
GY Aviation Lease 1714 Co. Limited (PDP CDB)		651		(651)		352		(352)
JSA International U.S. Holdings, LLC (PDP JSA)		294		(294)		288		(288)
Oriental Leasing 6 Company Limited (PDP CMB)		834		(834)		131		(131)
Total	US$	4,836	US$	(4,836)	US$	3,669	US$	(3,669)

(1)	Every Trust Note of (CEBUR VOLARCB19 and VOLARCB21L) issuance has a 10% CAP, and for every Trust Note of (CEBUR VOLARCB23), issuance has a 13% CAP, both on TIIE 28 to limit interest payments to increasing rates.

Fixed-rate instruments

The Company account for some fixed-rate financial liabilities; therefore, a change in interest rates at the reporting date would not affect profit or loss.

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

As of December 31, 2024, our cash and cash equivalents were US$907,981.

The next page presents the table of Company’s contractual principal payments required on its financial liabilities.

	December 31, 2024
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	215,393	US$	145,589	US$	360,982
Asset-backed trust note (“CEBUR”) (Note 5)		24,669		94,565		119,234
Other financing agreements (Note 5)		30,918		288,978		319,896

Lease liabilities:
Aircraft, engines, land and buildings leases (Note 14)		391,158		2,670,378		3,061,536
Aircraft and engine lease return obligation (Note 16)		44,045		333,332		377,377
Total	US$	706,183	US$	3,532,842	US$	4,239,025

	December 31, 2023
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	157,318	US$	151,322	US$	308,640
Asset-backed trust note (“CEBUR”) (Note 5)		44,396		143,054		187,450
Other financing agreements (Note 5)		12,157		140,906		153,063

Lease liabilities:
Aircraft, engines, land and buildings leases (Note 14)		372,697		2,518,745		2,891,442
Aircraft and engine lease return obligation (Note 16)		803		286,405		287,208
Total	US$	587,371	US$	3,240,432	US$	3,827,803

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

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relates to amounts invested with financial institutions.

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

As of December 31, 2024, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 19).

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

(i)	In the principal market for the asset or liability; or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023
Assets
Derivative financial Instruments	US$	702	US$	1,683	US$	702	US$	1,683

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(800,112)		(649,153)		(846,456)		(671,590)
Total	US$	(799,410)	US$	(647,470)	US$	(845,754)	US$	(669,907)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2024:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	—	US$	431	US$	—	US$	431
Interest rate Caps		—		271		—		271
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings (2)		—		(846,456)		—		(846,456)
Net	US$	—	US$	(845,754)	US$	—	US$	(845,754)

(1)	Jet fuel forward levels.
(2)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2023.

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Interest rate Caps	US$	—	US$	1,683	US$	—	US$	1,683
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings (1)		—		(671,590)		—		(671,590)
Net	US$	—	US$	(669,907)	US$	—	US$	(669,907)

(1)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the effects from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022:

Instrument	Financial statements caption	2024		2023		2022
Jet fuel Asian call options contracts	Fuel expense	US$	(1,317)	US$	—	US$	—
Interest rate cap	Finance cost		(896)		(579)		(161)
Total		US$	(2,213)	US$	(579)	US$	(161)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements caption	2024		2023		2022
Jet fuel Asian call options contracts	OCI	US$	(307)	US$	—	US$	—
T-Locks	OCI		(117)		—		—
Interest rate cap	OCI		30		(1,175)		336
Total		US$	(394)	US$	(1,175)	US$	336

5. Financial assets and liabilities

As of December 31, 2024 and 2023, the Company’s financial assets measured at amortized cost are represented by cash and cash equivalents, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

	December 31, 2024		December 31, 2023
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet Fuel Asian Call Options	US$	431	US$	—
Interest rate cap		271		1,683
Total derivative financial assets	US$	702	US$	1,683

Presented on the consolidated statements of financial position as follows:
Current	US$	431	US$	—
Non-current	US$	271	US$	1,683

b) Financial debt

(i)	As of December 31, 2024 and 2023, the Company’s short-term and long-term debt consists of the following:

		December 31, 2024		December 31, 2023

I.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, matured on June 20, 2024, bearing an annual interest rate of TIIE plus 175 basis points	US$	—	US$	14,799

II.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on October 20, 2026, bearing an annual interest rate of TIIE plus 200 basis points, plus 25 basis points (1)		45,227		83,859

III.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on September 20, 2028, bearing an annual interest rate of TIIE plus 215 basis points		74,007		88,792

IV.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, bearing an annual interest rate of SOFR plus a spread of 298 basis points, plus 5 basis points. In August 2024, the Company increased the facility amount to include additional aircraft, extending the maturity date to December 31, 2028; the interest rate from the additional aircraft excludes the sustainability adjustment		109,976		57,855

V.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with a maturity date on November 30, 2025, bearing an annual interest of SOFR plus a spread of 300 basis points, along with additional adjustment up to 26 basis points		25,907		35,983

VI.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with additional adjustment up to 26 basis points		60,629		64,495

VII.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on May 31, 2025, bearing annual interest of SOFR plus a spread of 390 basis points		41,432		107,178

VIII.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2027, bearing an annual interest of SOFR plus a spread of 200 basis points, along with additional adjustment up to 26 basis points		123,038		43,129

		December 31, 2024		December 31, 2023

IX.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 15, 19 and 26, 2028, bearing an annual interest of 6.20%		41,812		44,052

X.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 9, 2028, bearing an annual interest of 6.20%		8,095		8,821

XI.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 12, 2028, bearing an annual interest of 6.20%		7,473		8,143

XII.	Financing for the acquisition of engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September and October 2028, bearing an annual interest of 7.16%		63,732		71,507

XIII.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27, 2028, bearing an annual interest of 6.99%		19,795		20,540

XIV.	Financing for the acquisition of engines with Bank of Utah Corporate Trust, with maturity date in July, August, October and November 2029, bearing an annual interest of 6.20%		71,624		-

XV.	Financing for the acquisition of engines with RRPF Engine Leasing Limited, with maturity date on November 14, 2032, bearing an annual interest of 6.80%		36,473		-

XVI.	Financing for the acquisition of engines with BOC Aviation (Ireland) Limited, with maturity date in October and November 2029, bearing an annual interest of 6.86%		70,892		-

XVII.	Transaction costs to be amortized		(3,590)		(3,158)

XVIII.	Accrued interest and other financial cost		13,456		7,070
			809,978		653,065
	Less: Short-term maturities		283,616		220,289
	Long-term Financial debt	US$	526,362	US$	432,776

TIIE: Mexican interbank rate

SOFR: Secured Overnight Financing Rate

(1)	Sustainability adjustment

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and projected interest, at December 31, 2024:

	Within one year		January 2026- December 2026		January 2027- December 2027		January 2028- onwards		Total
CEBUR program	US$	24,669	US$	29,808	US$	37,004	US$	27,753	US$	119,234
Santander/Bancomext		—		98,149		11,827		—		109,976
JSA International U.S. Holdings, LLCA		25,907		—		—		—		25,907
GY Aviation Lease 1714 Co. Limited		60,629		—		—		—		60,629
Incline II B Shannon 18 Limited		41,432		—		—		—		41,432
Oriental Leasing 6 Company Limited		87,425		35,613		—		—		123,038
Tarquin Limited		2,384		2,536		2,698		34,194		41,812
Lease Partnership NBB –V11218		772		822		874		5,627		8,095
Lease Partnership NBB – V11951		712		758		806		5,197		7,473
Wilmington Trust SP Services (Dublin) Limited		8,373		9,001		9,676		36,682		63,732
NBB Pintail Co. LTD		799		857		919		17,220		19,795
Bank of Utah Corporate Trust		7,975		8,484		9,025		46,140		71,624
RRPF Engine Leasing Limited		2,203		2,356		2,521		29,393		36,473
BOC Aviation (Ireland) Limited		7,700		8,249		8,839		46,104		70,892
Financial debt		270,980		196,633		84,189		248,310		800,112
Accrued interest		13,456		—		—		—		13,456
Projected interest		63,018		34,608		22,104		22,613		142,343
Total	US$	347,454	US$	231,241	US$	106,293	US$	270,923	US$	955,911

On December 19, 2024, the Company entered into a pre-delivery payment financing with Runway Eleven Lender LLC at an annual interest rate of SOFR plus 275 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, an Irish SPV was created whereby the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments.

The “Runway Eleven Lender LLC” does not include financial covenants or financial obligations.

On June 8, 2022, the Company entered into a pre-delivery payment financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trust. The Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) Trust 3853. A feature of this financing is that it will incur an additional five basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

In August 2024, the Company signed an amendment to increase the facility amount and to include the predelivery payments for additional aircraft, with a new maturity date on December 31, 2028.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make distributions on the Company’s share capital.

As of December 31, 2024 and 2023, the Company complied with the covenants under the mentioned loan agreement.

As of December 31, 2024, the outstanding balance of the financial debt related to finance pre-delivery payments of aircraft amounts to US$360,982, the Company covers this obligation through the sale and the collection made by the transaction denominated as sale and leaseback at the time of delivery; therefore, it does not represent a disbursement that directly impacts the Company’s working capital.

As of December 31, 2024, the Company has signed credit lines totaling US$1,873,384, of which US$1,315,384 were related to financial debt (US$308,592 were undrawn) and US$558,000 were related to letters of credit (US$229,272 were undrawn). As of December 31, 2024, the Company had available lines of credit by US$537,864. As of December 31, 2023, the Company has signed credit lines totaling US$1,388,830, of which US$960,930 were related to financial debt (US$228,435 were undrawn) and US$427,900 were related to letters of credit (US$178,800 were undrawn).

The Company signed in April 2022 three pre-delivery payments financing with lessors for the acquisition of aircraft. For this purpose, a Mexican trust was created for each contract (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC Trust 3866, for GY Aviation Lease 1714 Co. Limited Trust 3855, and Incline II B Shannon 18 Limited Trust 3867. These facilities do not include financial covenants or restrictions.

The Company signed in July 2022 a pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, Trust 3921. This facility does not include financial covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$148 million based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024).

The notes had a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$12.3 million, US$24.7 million, US$24.7 million and US$12.3 million, based on an exchange rate of Ps.20.27 to US$1 as of December 31, 2024) in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 175 basis point spread. The notes started amortizing at the end of the second year.

The asset-backed trust notes under the ticker VOLARCB19 were fully amortized on June 20, 2024.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$148 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024). With this second issuance, the total amount approved for the program had been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). The Sustainability Objectives (SPT) for the KPI are to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company accomplish its long-term sustainable goals, among which is to reduce CO2 emissions by 35.42% in 2030.

A feature of the asset-backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by 25 basis points, with the possibility of mitigating the additional rate if the targets are met for the next years.

The notes have a five-year maturity annual reductions of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.1 million, US$24.7 million, US$24.7 million and US$20.6 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of 25 basis points starting on September 20, 2023. The notes started amortizing at the end of the second year.

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increase amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$246.7 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024). With this authorization, the Company, through its subsidiary Concesionaria, issued in the Mexico market a third issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$9.3 million, US$37 million and US$27.8 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes start amortizing at the end of the third year.

The asset-backed trust notes structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio,” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, retention of funds does not exist if the ratio exceeds 2.5 times. Amortization on the asset-backed trust notes began in July of 2021 for the first issuance, for the second issuance began in November of 2023 and for the third issuance will begin in October 2026. In addition, early amortization applies if:

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
v)	The update of a new insolvency event in relation to the Concesionaria; and
vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise be required to deliver to Concesionaria and will dedicate such cash flow to amortize the principal of the trust notes (“CEBUR”).

As of December 31, 2024, the Company was in compliance with the conditions of the asset-backed trusted notes.

In December 2021, the Company renewed its working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos. The facility matured in December 2023.

The “Sabadell” working capital facility had the following covenant:

i) Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

The Company settled this short-term loan on January 5, 2023, as such any potential effects of the non-compliance were solved with the payment. The non-compliance did not trigger any cross-default provisions in other debt instruments or any lease agreement of the Company. The facility expired in December 2023.

In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. The facility matured in December 2024.

The “Actinver” working capital facility did not include obligations or restrictions.

Other financing agreements

The Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

1)	In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines. The agreements bear an annual interest rate of 6.20% and mature in 2028.

2)	In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and NBB-V11951 Lease Partnership, for the acquisition of engines. These agreements bear an annual interest of 6.20% and mature in 2028.

3)	In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

4)	In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

5)	In August, September, November and December 2024, the Company entered into financing agreements with Bank of Utah Corporate Trust, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

6)	In October and November 2024, the Company entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

7)	In November 2024, the Company entered into new financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

Changes in liabilities arising from financing activities

For the years ended December 31, 2024 and 2023, the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2024		Net cash Flows		Accrued Interest(1)		Non-current vs Current reclassification		Other		Conversion effects		December 31, 2024
Current interest-bearing loans and borrowings	US$	220,289	US$	(84,514)	US$	6,496	US$	146,655	US$	(217)	US$	(5,093)	US$	283,616
Non-current interest-bearing loans and borrowings		432,776		261,667		—		(146,655)		(484)		(20,942)		526,362
Total liabilities from financing activities	US$	653,065	US$	177,153	US$	6,496	US$	—	US$	(701)	US$	(26,035)	US$	809,978

	January 1, 2023		Net cash Flows		Accrued Interest(1)		Foreign exchange movement		Non-current vs Current reclassification		Other		Conversion effects		December 31, 2023
Current interest-bearing loans and borrowings	US$	112,148	US$	(22,356)	US$	5,118	US$	(739)	US$	121,804	US$	(479)	US$	4,793	US$	220,289
Non-current interest-bearing loans and borrowings		160,887		381,255		—		—		(121,804)		(1,454)		13,892		432,776
Total liabilities from financing activities	US$	273,035	US$	358,899	US$	5,118	US$	(739)	US$	—	US$	(1,933)	US$	18,685	US$	653,065

(1)	This balance is net of interest provisions and interest effectively paid as of December 31, 2024 and 2023, respectively.

6. Cash and cash equivalents

As of December 31, 2024 and 2023, this caption is comprised as follow:

	2024		2023
Cash in banks	US$	281,358	US$	117,764
Cash on hand		657		850
Short-term investments (Highly liquid investments/cash equivalent)		617,432		642,604
Funds held in trust related to debt service reserves		8,534		12,936
Total cash and cash equivalents	US$	907,981	US$	774,154

As of December 31, 2024 and 2023, the Company recorded a portion of advance ticket sales by an amount of US$8,534 and US$12,936, respectively, as a fund (Note 1d). The funds held in Trusts are used to constitute the debt service reserves.

7. Related parties

a) An analysis of balances due from/to related parties at December 31, 2024 and 2023 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders or directors of the related parties:

	Type of transaction	Country of origin	2024		2023		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	US$	2,161	US$	-	30 days

Due to:
MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador	US$	979	US$	8	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		662		1,918	30 days
A&P International Services, S.A.P.I de C.V. (“AISG”)	Aircraft maintenance	Mexico		299		313	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		146		105	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		117		620	30 days
Volantio, Inc.	Customer support services	USA		80		-	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Leases	Argentina		80		-	30 days
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)	Airport Services	Mexico		-		12,881	30 days
			US$	2,363	US$	15,845

b) During the years ended December 31, 2024, 2023 and 2022, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2024		2023		2022
Revenues:
Transactions with affiliates
Frontier Airlines Inc (“Frontier”)
Code-share	USA	US$	5,478	US$	—	US$	5
Jetsmart Airlines SpA (“Jetsmart Chile”)
Professional fees	Chile		240		—		—
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Leases	Argentina		80		—		—
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	21,354	US$	15,674	US$	11,097
Technical support	El Salvador		24		17		—
A&P International Services, S.A.P.I de C.V. (“AISG”)
Aircraft maintenance	Mexico		2,986		2,895		914
Volantio Inc.
Customer support services	USA		420		—		—

Related party transactions	Country of origin	2024	2023	2022
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico	196	225	196
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico	192	1,175	923
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico	—	12,263	9,792
Servprot, S.A. de C.V.
Security services	Mexico	—	115	207
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador	—	—	3,690
Technical support	El Salvador	—	—	170

(1)	Includes amounts as part of major maintenance.

c)	Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Brian H. Franke and Andrew Broderick serve as members of both the Company’s board of directors and Frontier’s board of directors. They are also managing directors of Indigo Partners, which has investments in both Companies.

As of December 31, 2024, the account receivable was US$2,161. As of December 31, 2023, the Company did not have outstanding balance due to Frontier. As of December 31, 2024 and 2023, the account payable was US$662 and US$1,918, respectively.

During the year ended December 31, 2024, the Company recognized revenue under this agreement of US$5,478. During the year ended December 31, 2023, the Company did not have revenue transactions. During the year ended December 31, 2022, the Company recognized revenue under this agreement of US$5.

d)	Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023, because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director, was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family.

During the years ended December 31, 2023 and 2022, the Company expensed US$115 and US$207, respectively.

e) Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party because Marco Baldocchi, a member of the Company´s board of directors, was a member of Aeroman’s board of directors until November 2024. Additionally, Mr. Joaquin Alberto Palomo, a member of the Company´s board of directors, is a director of Aeroman’s board of directors. On January 1, 2017, the Company entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, the Company entered into an amendment with Aeroman and MRO Commercial, S.A. (“MRO”), an affiliate of Aeroman, to extend the agreement until January 1, 2027 and on January 1, 2024, we entered into a new agreement to extend the term of the agreement until December 31, 2028. This agreement provides for the exclusive use of Aeroman’s services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed.

As of December 31, 2024 and 2023, the Company did not have outstanding balance due to Aeroman.

During the year ended December 31, 2024 and 2023, the Company did not have expense transactions.

The Company incurred expenses in aircraft maintenance and technical support with Aeroman, which amounted to US$3,860 for the year ended December 31, 2022.

As of December 31, 2024 and 2023, the balance due under the agreement with MRO was US$979 and US$8, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$21,378, US$15,691 and US$11,097, respectively.

f) Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF, which provides legal services to us.

As of December 31, 2024 and 2023, the balance due under the agreement with MACF was US$146 and US$105, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized expenses in legal services under this agreement that amounted to US$196, US$225 and US$196, respectively.

g) Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

OMA was considered a related party because Mr. Ricardo Maldonado Yañez was an independent member of OMA’s board of directors, is an independent member of our board of directors and the chairman of our Corporate Practices Committee. Additionally, Mrs. Guadalupe Phillips Margain, one of our independent members, was a member of OMA’s board of directors until November 2022.

As of the issuance date of this report, OMA is no longer a related party.

As of December 31, 2023, the account payable with OMA was US$12,881.

During the years ended December 31, 2023 and 2022, the Company recognized expenses with OMA of US$12,263 and US$9,792, respectively.

h) Chevez, Ruiz, Zamarripa y Cía, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us.

As of December 31, 2024 and 2023, the account payable with Chevez was US$117 and US$620, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized expenses with Chevez of US$192, US$1,175 and US$923, respectively.

i) A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party because Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of December 31, 2024 and 2023, the account payable with AISG was US$299 and US$313, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized expenses in aircraft and engine maintenance amounted to US$2,986, US$2,895 and US$914, respectively.

j) Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Brian H. Franke and Andrew Broderick serve on the Board of Directors of both the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2024, the Company did not have outstanding balance due to Jetsmart Chile.

During the year ended December 31, 2024, the Company recorded revenues in pilot professional technical cooperation services of US$240.

k) Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Brian H. Franke serves on the Board of Directors of both the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease aircraft engines with Jetsmart Argentina.

As of December 31, 2024, the account payable with Jetsmart Argentina was US$80.

During the year ended December 31, 2024, the Company recorded revenues in lease aircraft engines of US$80.

l) CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of Clean Joule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. The Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to US$4,000.

m) Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our Board of Directors, also serves in Volantio’s Board of Directors as of August 13, 2024. Volantio provides customer support services to the Company.

As of December 31, 2024, the Company’s account payable with Volantio was US$80.

During the year ended December 31, 2024, Volantio recognized expenses of US$420.

n) Directors and officers

During the years ended December 31, 2024 and 2023, the chairman and the independent members of the Company’s board of directors received a net compensation of US$414 and US$696, respectively, and the rest of the directors received a net compensation of US$116 and US$242, respectively.

During the years ended December 31, 2024 and 2023, the amount paid to the chairman and independent members in-kind through the Company’s shares totaled US$788 and US$305, respectively.

During the years ended December 31, 2024, 2023 and 2022, all the Company’s senior managers received an aggregate compensation for short-term benefits of US$15,157, US$13,845 and US$11,679, respectively, as well as long-term benefits of US$6,508, US$5,689 and US$5,951, respectively. These amounts were recognized in salaries and benefits in the consolidated statements of operations.

During the years ended December 31, 2024, 2023 and 2022, the cost of share-based payments MIP transactions was US$6,309, US$6,048 and US$5,074, respectively. The benefit of the cash-settled payments MIP II was US$1,131, US$119 and US$4,365, respectively. (Note 18).

The Company has a short-term benefit plan to certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance targets. As of December 31, 2024 and 2023, the Company recorded a provision in the amount of US$10,839 and US$6,541, respectively. In relation with this cash bonus, during the years ended December 31, 2024, 2023 and 2022, the Company recorded an expense for an amount of US$12,250, US$6,357 and US$6,893, respectively, under the caption salaries and benefits.

8. Other accounts receivable, net

An analysis of other accounts receivable as of December 31, 2024 and 2023 is detailed below:

	2024		2023
Current:
Credit cards	US$	34,756	US$	59,675
Benefits from suppliers		22,640		11,174
Affinity credit card		5,460		4,230
Cargo clients		4,453		4,633
Other accounts receivable		3,979		4,652
Insurance in recovery process		2,349		—
Other points of sales		946		1,014
Airport services		800		473
Travel agencies and insurance commissions		599		3,493
Employees		562		777
Marketing services		119		—
		76,663		90,121
Allowance for expected credit losses		(628)		(877)
	US$	76,035	US$	89,244

Accounts receivable has the following aging:

Days	2024 Impaired		2024 Not impaired		Total 2024		2023 Impaired		2023 Not impaired		Total 2023
0–30	US$	459	US$	57,657	US$	58,116	US$	677	US$	73,923	US$	74,600
31–60		—		6,030		6,030		—		10,628		10,628
61–90		—		5,861		5,861		—		435		435
91-120		169		6,487		6,656		200		4,258		4,458
	US$	628	US$	76,035	US$	76,663	US$	877	US$	89,244	US$	90,121

The movement in the allowance for expected credit losses from December 31, 2022 to December 31, 2024 is as follows:

Balance as of December 31, 2022	US$	(809)
Write-offs		1,262
Increase in allowance		(1,330)
Balance as of December 31, 2023		(877)
Write-offs		1,067
Increase in allowance		(818)
Balance as of December 31, 2024	US$	(628)

The allowance for expected credit losses on accounts receivable is established in accordance with the approach disclosed at Note 1f) ii).

9. Inventories

An analysis of inventories as of December 31, 2024 and 2023 is as follows:

	2024		2023
Spare parts and accessories of flight equipment	US$	16,633	US$	16,117
	US$	16,633	US$	16,117

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

For the years ended December 31, 2024, 2023 and 2022, the Company did not record any impairment loss in the value of its inventories.

During the years ended as of December 31, 2024, 2023 and 2022, the amount of consumption of inventories recorded as an operating expense as part of maintenance expense was US$24,009, US$20,928 and US$17,825, respectively.

10. Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2024 and 2023 is as follows:

	2024		2023
Advances to suppliers	US$	11,615	US$	9,347
Prepaid insurance		9,604		9,175
Other prepaid expenses		9,109		13,057
Sales commission to travel agencies (Note 1c)		9,108		7,729
Flight credits		5,812		4,368
	US$	45,248	US$	43,676

11. Guarantee deposits

An analysis of this caption as of December 31, 2024 and 2023 is as follows:

	2024		2023
Current asset:
Credit letters deposits	US$	216,534	US$	138,207
Aircraft maintenance deposits paid to lessors (Note 1j)		7,493		7,056
Other guarantee deposits		2,020		1,428
Deposits for rental of flight equipment		1,164		1,145
		227,211		147,836
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		375,263		409,997
Deposits for rental of flight equipment		46,232		48,125
Other guarantee deposits		4,698		3,874
		426,193		461,996
	US$	653,404	US$	609,832

12. Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2024		At December 31, 2023		At December 31, 2024		At December 31, 2023		At December 31, 2024		At December 31, 2023
Leasehold improvements to flight equipment	US$	728,201	US$	579,349	US$	(482,233)	US$	(331,124)	US$	245,968	US$	248,225
Pre-delivery payments (1)		484,590		389,380		—		—		484,590		389,380
Flight equipment		408,830		202,355		(89,750)		(67,316)		319,080		135,039
Construction and improvements in process		14,242		27,135		—		—		14,242		27,135
Constructions and improvements		9,154		8,802		(7,839)		(7,310)		1,315		1,492
Office furniture and equipment		3,621		3,487		(2,428)		(2,156)		1,193		1,331
Workshop machinery and equipment		2,671		1,658		(822)		(622)		1,849		1,036
Motorized transport equipment platform		1,600		614		(681)		(475)		919		139
Computer equipment		1,186		1,193		(1,130)		(1,108)		56		85
Communications equipment		798		698		(489)		(443)		309		255
Electric power equipment		781		530		(409)		(345)		372		185
Workshop tools		660		660		(559)		(478)		101		182
Service carts on board		542		542		(466)		(416)		76		126
Total	US$	1,656,876	US$	1,216,403	US$	(586,806)	US$	(411,793)	US$	1,070,070	US$	804,610

	Flight equipment		Constructions and improvements		Computer equipment		Office furniture and equipment		Electric power equipment		Workshop Tools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Allowance for obsolescence		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net balance as of December 31, 2022	US$	52,167	US$	746	US$	112	US$	1,094	US$	235	US$	9	US$	250	US$	185	US$	642	US$	84	US$	—	US$	185,455	US$	31,900	US$	205,892	US$	478,771
Additions		93,868		8		6		58		—		6		1		6		166		—		—		230,439		17,693		139,830		482,081
Disposals and transfers		(675)		—		—		—		—		—		—		(1)		—		—		—		(45,085)		(1,529)		(122)		(47,412)
Borrowing costs, net[1]		—		—		—		—		—		—		—		—		—		—		—		18,571		—		—		18,571
Other movements		—		1,231		43		432		—		224		48		111		361		90		—		—		(20,929)		18,389		—
Depreciation		(10,321)		(493)		(76)		(253)		(50)		(57)		(160)		(46)		(133)		(48)		—		—		—		(115,764)		(127,401)
As of December 31, 2023		135,039		1,492		85		1,331		185		182		139		255		1,036		126		—		389,380		27,135		248,225		804,610
Cost		202,355		8,802		1,193		3,487		530		660		614		698		1,658		542		—		389,380		27,135		579,349		1,216,403
Accumulated depreciation		(67,316)		(7,310)		(1,108)		(2,156)		(345)		(478)		(475)		(443)		(622)		(416)		—		—		—		(331,124)		(411,793)
Net balance as of December 31, 2023		135,039		1,492		85		1,331		185		182		139		255		1,036		126		—		389,380		27,135		248,225		804,610
Additions		207,075		—		2		7		251		—		985		—		964		—		—		235,287		11,183		129,354		585,108
Disposals and transfers		(367)		—		—		—		—		—		—		—		—		—		—		(159,993)		(3,938)		—		(164,298)
Borrowing costs, net[1]		—		—		—		—		—		—		—		—		—		—		—		19,916		—		—		19,916
Other movements		—		352		8		130		—		—		1		100		49		—		—		—		(20,138)		19,498		—
Depreciation		(22,667)		(529)		(39)		(275)		(64)		(81)		(206)		(46)		(200)		(50)		—		—		—		(151,109)		(175,266)
As of December 31, 2024		319,080		1,315		56		1,193		372		101		919		309		1,849		76		—		484,590		14,242		245,968		1,070,070
Cost		408,830		9,154		1,186		3,621		781		660		1,600		798		2,671		542		—		484,590		14,242		728,201		1,656,876
Accumulated depreciation		(89,750)		(7,839)		(1,130)		(2,428)		(409)		(559)		(681)		(489)		(822)		(466)		—		—		—		(482,233)		(586,806)
Net balance as of December 31, 2024	US$	319,080	US$	1,315	US$	56	US$	1,193	US$	372	US$	101	US$	919	US$	309	US$	1,849	US$	76	US$	—	US$	484,590	US$	14,242	US$	245,968	US$	1,070,070

(1)	During the years ended December 31, 2024 and 2023, the Company capitalized borrowing costs of US$35,107 and US$21,901, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of US$15,191 and US$3,330, respectively.

a) During 2024 and 2023, the Company acquired 16 engines (11 NEO and five V2500) and nine engines (five NEO and four V2500), respectively, (under the terms of the Pratt & Whitney purchase agreement FMP). These acquisitions were accounted for at cost, totaling US$163,463 and US$85,182, respectively. The Company identified the major components separately at their respective cost. These components are classified as flight equipment and depreciated over their useful life.

b) During the years ended December 31, 2024 and 2023, the Company capitalized borrowing costs, which amounted to US$35,107 and US$21,901, respectively (Note 23). The Company capitalizes the actual borrowing costs of the borrowings directly attributable to the constructions of aircraft. For the years ended December 31, 2024 and 2023, the weighted rate of the direct borrowings used to determine the amount of borrowing costs was 7.59% and 8.85%, respectively.

c) Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was US$175,266, US$127,401 and US$90,790, respectively. Depreciation expenses for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

In November 2018, the Company amended the agreement with Airbus to reschedule the remaining 26 fleet deliveries between 2019 and 2022. Also, in this amendment, the Company used its rights on the Airbus Purchase Agreement to convert six A320NEO into A321NEO. In July 2020, the Company amended the agreement with Airbus to reschedule the 80 aircraft deliveries between 2023 and 2028. In October 2020, the Company amended the agreement with Airbus to reschedule the remaining 18 fleet deliveries between 2020 and 2022.

In 2021, the Company amended the agreement with Airbus for the purchase of 39 A320 family aircraft to be delivered from 2023 to 2029. The order includes only A321NEO aircraft. Under such agreement and prior to the delivery of each aircraft, the Company agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft, and following a formula established for such purpose in the agreement. Also, in this agreement, the Company used its rights on the Airbus Purchase Agreement to convert 20 A320NEO into A321NEO.

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

On August 16, 2013, the Company entered into certain agreements with IAE and International Aero Engines, LLC (“IAE LLC”) (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO, respectively, delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 16 aircraft (10 A320NEO and six A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet and one for the A321NEO fleet. In April 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of two aircraft A320NEO.

On May 12, 2020, the Company entered into certain agreements with IAE LLC, which included the purchase of the engines for 46 A320NEO and 34 A321NEO, respectively, to be delivered between 2022 and 2028. This agreement also included the purchase of 11 firm spare engines for the A320NEO fleet to be received from 2022 to 2029.

In October 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 13 aircraft (all A320NEO). This agreement also includes the purchase of one spare engine for the A320NEO fleet. The Company has further amended and restated the agreement with IAE LLC to provide major maintenance services for the engines of 79 aircraft (five A320NEO and 74 A321NEO), as well as the purchase of 21 spare engines for the A320NEO fleet to be delivered from 2024 to 2030.

The Company received credit notes from P&W in December 2017 of US$3.1 million, which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2024, 2023 and 2022, the Company amortized a corresponding benefit from these credit notes of US$216, US$216 and US$225, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, the amounts paid for aircraft pre-delivery payments were of US$235.3 million and US$230.4 million, respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 131 Airbus A320 family aircraft during a period of seven years (from January 2025 to December 2031). On November 26, 2024, an agreement was signed with Airbus to reschedule the delivery date for all 131 Aircraft. This agreement provides the addition of 131 aircraft to its fleet as follows: 14 in 2025, 11 in 2026, 7 in 2027, 19 in 2028, 22 in 2029, 30 in 2030 and 28 to be delivered during 2031. Commitments to acquisitions of property and equipment are disclosed in Note 25.

During the years ended December 31, 2024, 2023 and 2022, the Company entered into aircraft sale and leaseback transactions, resulting in gains of US$32,175, US$8,275 and US$21,193, respectively. These gains were recorded under the caption other operating income in the consolidated statements of operations, which represented only the amount of gains that relate to the rights transferred to the buyer-lessor (Note 22).

e) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of US$5 million in 2022 and US$1.5 million in 2017, which are amortized on a straight-line basis, prospectively during the term of the agreement. For the years ended December 31, 2024, 2023 and 2022, the Company amortized a corresponding benefit from these credit notes of US$519, US$519 and US$452, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

For the years ended December 31, 2024, 2023 and 2022, the Company did not record any impairment loss.

13. Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value				Accumulated amortization				Net carrying amount
	Life	At December 31,
	Years	2024		2023		2024		2023		2024		2023
Software	1 – 4	US$	75,810	US$	58,281	US$	(49,853)	US$	(42,062)	US$	25,957	US$	16,219

Balance as of January 1, 2023												US$	12,725
Additions													10,387
Amortization													(6,895)
Exchange differences													2
Balance as of December 31, 2023													16,219
Additions													17,598
Amortization													(7,849)
Exchange differences													(11)
Balance as of December 31, 2024												US$	25,957

Software amortization expense for the years ended December 31, 2024, 2023 and 2022 was US$7,849, US$6,895 and US$6,696, respectively. These amounts were recognized in depreciation and amortization caption on the consolidated statements of operations.

14. Leases

As of December 31, 2024 and 2023, the most significant leases are as follows:

Aircraft and engines represent the Company’s most significant lease agreements. On December 31, 2024, the Company leases 141 aircraft (129 as of December 31, 2023) and 18 spare engines (20 as of December 31, 2023) that have maximum terms through 2036. The leases are generally guaranteed by either deposit in cash or letters of credit.

Composition of the fleet and spare engines, leases (1):

Aircraft Type	Model	At December 31, 2024	At December 31, 2023
A319	132	1	3
A320	233	40	39
A320	232	4	1
A320NEO	271N	53	51
A321	231	10	10
A321NEO	271N	33	25
		141	129

Engine spare Type	Model	At December31, 2024	At December 31, 2023
V2500	V2527M-A5	2	3
V2500	V2527E-A5	2	5
V2500	V2527-A5	4	6
PW1100	PW1127G-JM	9	5
PW1100	PW1133G-JM	1	1
		18	20

(1)	Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2023, P&W announced preventive accelerated inspections for the GTF engines. Consequently, the Company’s GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company extended certain aircraft and engines lease agreements and added new aircraft and engines to its fleet. All accounting effects of these aircraft and engines lease extensions and new incorporations have been assessed and presented into the Company’s Financial Statements. Additionally, the compensation received from the manufacturer has been included in the Company’s consolidated statement of operations for the years ended December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company added 14 leased aircraft to its fleet (two A320NEO and eight A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement), as well as four used A320CEO. All the used aircraft were not subject to sale and leaseback transactions.

Additionally, the Company extended the lease term of nine A320CEO aircraft for an additional period of up to six years and one A319CEO aircraft for an additional period of up to 1.5 years.

During the year ended December 31, 2024, the Company also extended the lease term of two spare engines for an additional period of up to three years.

All accounting effects of these aircraft and engine lease extensions and new incorporations have been assessed and presented in the Company’s Financial Statements. As of December 31, 2024 and 2023, the Company recorded a net increase of US$570,185 and US$478,303, respectively, as part of the right-of-use assets and lease liabilities, resulting from the aircraft and engine lease extensions and new incorporations.

During the year ended December 31, 2023, the Company added 13 leased aircraft to its fleet, including one A320NEO and two A321NEO acquired through a sale and leaseback transaction under the existing Airbus purchase agreement. Additionally, two A320NEO and eight A321NEO were incorporated directly from the lessor’s aircraft acquired order book. The aircraft acquired from the lessor’s order book were not subject to sale and leaseback transaction.

During 2023, the Company also extended the term of eight A320CEO and one A321CEO for an additional period of up to four years.

Additionally, during the year ended December 31, 2023, the Company extended the term of six spare engines for an additional period of up to 3.5 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2022	US$	2,110,753	US$	24,181	US$	45,997	US$	2,180,931
Additions		401,943		—		2,774		404,717
Extensions		64,994		7,825		767		73,586
Modifications		32,167		9,006		—		41,173
Depreciation on right-of-use assets		(337,694)		(11,524)		(12,797)		(362,015)
As of December 31, 2023		2,272,163		29,488		36,741		2,338,392
Additions		460,120		—		23,387		483,507
Extensions		81,317		5,361		—		86,678
Modifications		(480)		27,175		1,190		27,885
Disposals		(31,130)		(25,782)		—		(56,912)
Foreign currency conversion		—		—		(35)		(35)
Depreciation on right-of-use assets		(384,235)		(12,012)		(13,688)		(409,935)
As of December 31, 2024	US$	2,397,755	US$	24,230	US$	47,595	US$	2,469,580

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2024		2023
As of January 1	US$	2,891,442	US$	2,708,723
Additions		470,859		404,650
Modifications		114,551		114,759
Disposals		(59,780)		(4,378)
Accretion of interest		231,661		194,416
Foreign exchange effect		(3,802)		2,346
Payments		(583,395)		(529,074)
As of 31 December	US$	3,061,536	US$	2,891,442
Current	US$	391,158	US$	372,697
Non-current	US$	2,670,378	US$	2,518,745

The Company had total cash outflows for leases of US$583,395 in 2024, US$529,074 in 2023 and US$449,004 in 2022.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized expenses related to short-term leases and leases of low-value assets for an amount of US$4,865, US$7,925 and US$6,680, respectively.

For the years ended December 31, 2024, 2023 and 2022, the amounts recognized in profit or loss were as follow:

	For the years ended December 31,
	2024		2023		2022
Depreciation of right-of-use assets	US$	(409,935)	US$	(362,015)	US$	(320,443)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 23)		(250,530)		(191,967)		(174,769)
Aircraft and engine variable lease expenses		(135,155)		(103,845)		(124,532)
Short-term leases and leases of low-value assets		(4,865)		(7,925)		(6,680)
Total amount recognized in profit or loss	US$	(800,485)	US$	(665,752)	US$	(626,424)

i)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term.

The Company estimates provisions for airframe, engine overhauls and limited-life parts based on assumptions such as projected airframe usage and expected maintenance cost. For the year ended December 31, 2024, 2023 and 2022, the Company recorded expenses related to this provision as supplemental rent, totaling US$86,282, US$80,894 and US$58,658, respectively.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded redelivery expenses of US$135,155, US$103,845 and US$124,532 respectively.

ii)	Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

During 2024 and 2023, due to the aircraft and engines lease extension agreements, the Company reassessed the right-of-use assets and lease liabilities, resulting in net increases of US$86,678 and $73,586, respectively.

15. Accrued liabilities

a) The detail of current accrued liabilities as of December 31, 2024 and 2023 is as follows:

	2024		2023
Fuel and traffic accrued expenses	US$	81,235	US$	68,945
Maintenance and aircraft parts accrued expenses		40,131		23,199
Accrued administrative expenses		30,718		15,491
Salaries and benefits		24,295		19,628
Deferred revenue from V Club membership		20,850		3,707
Sales, marketing and distribution accrued expenses		19,019		22,543
Information and communication accrued expenses		3,598		3,224
Maintenance deposits		1,612		3,825
Others		1,173		473
Supplier services agreement		761		1,449
Benefits from suppliers		—		279
	US$	223,392	US$	162,763

b) Non-current accrued liabilities as of December 31, 2024 and 2023 is as follows:

	2024		2023
Supplier services agreement	US$	7,390	US$	12,964
Other		459		551
	US$	7,849	US$	13,515

16. Other liabilities

	Balance as of January 1, 2024		Increase for the year		Payments		Balance as of December 31, 2024
Aircraft and engine lease return obligation (Note 1q and 2i)	US$	287,208	US$	154,463	US$	(64,294)	US$	377,377
Employee profit-sharing (Note 17)		1,500		18,623		(1,368)		18,755
	US$	288,708	US$	173,086	US$	(65,662)	US$	396,132

Current maturities							US$	62,800
Non-current							US$	333,332

	Balance as of January 1, 2023		Increase for the year		Payments		Balance as of December 31, 2023
Aircraft and engine lease return obligation (Note 1q and 2i)	US$	249,466	US$	104,831	US$	(67,089)	US$	287,208
Employee profit-sharing (Note 17)		386		1,481		(367)		1,500
	US$	249,852	US$	106,312	US$	(67,456)	US$	288,708

Current maturities							US$	2,303
Non-current							US$	286,405

During the year ended December 31, 2024 and 2023, cancellations or write-offs related to these liabilities were recorded by an amount of US$40,890 and US$19,810, respectively.

17. Employee benefits

The components of net period cost recognized in the consolidated statements of operations and the obligations for seniority premium for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
Analysis of net period cost:
Current service cost	US$	222	US$	2,187	US$	6,518
Interest cost on benefit obligation		983		1,109		692
Net period cost	US$	1,205	US$	3,296	US$	7,210

Changes in the defined benefit obligation are as follows:

	2024		2023
Defined benefit obligation as of January 1	US$	14,644	US$	10,987
Net period cost charged to profit or loss:
Current service cost		222		2,187
Interest cost on benefit obligation		983		1,109
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions		130		107
Payments made		(879)		(1,321)
Conversion effect foreign currency		(2,310)		1,575
Defined benefit obligation as of December 31	US$	12,790	US$	14,644

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2024	2023
Financial:
Discount rate	10.69%	9.69%
Expected rate of salary increases	5.60%	5.60%
Annual increase in minimum salary	3.75%(1) (2)	3.75%(1) (2)

Biometric:
Mortality (3)	EMSSA 09, CEPAL 2010 EL SALVADOR - COSTA RICA	EMSSA 09, CEPAL *2010 EL SALVADOR, CEPAL *2010 COSTA RICA
Disability (4)	IMSS-97	IMSS-97

(1)	3.75% applies to the General Zone and Border Zone in Mexico.
(2)	Border Zone is made up of the states that border the United States, and the General Zone is made up of the rest of the states of the country.
(3)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(4)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

As of December 31, 2024 and 2023, the accruals related to employee profit-sharing, which is included as part of short-term other liabilities caption, are as follows:

	2024		2023
Employee profit-sharing (Note 16)	US$	18,755	US$	1,500

Sensitivity analysis

A reasonably possible variation at the date of the report, in one of the most significant actuarial assumptions, and assuming that the rest of the variables had remained constant, would have affected the benefit obligations defined as of December 31, 2024 in the amounts shown on the next page.

		Present value of the defined benefit obligation (In thousands of U.S. dollars)
Assumptions		Increase		Decrease
Discount rate:	50 basis points	US$	12,111	US$	13,529
Statutory minimum wage increase rate:	50 basis points	US$	13,038	US$	12,560
Salary increase rate:	50 basis points	US$	13,267	US$	12,349

18. Share-based payments

LTRP

On November 6, 2014, the shareholders of the Company and the shareholders of its subsidiary Servicios Corporativos approved an amendment to the current LTRP for the benefit of certain key executives, based on the recommendations of the Board of Directors of the Company at its meetings held on July 24 and August 29, 2014. For such purposes, on November 10, 2014, an irrevocable Administrative Trust was created by Servicios Corporativos and the key executives. The new plan was restructured and named LTIP, which consists of a share purchase plan (equity-settled transaction) and SARs plan (cash-settled).

On October 18, 2018, the Board of Directors of the Company approved a new long-term retention plan (“LTRP”) for certain executives of the Company, through which the beneficiaries of the plan will receive shares of the Company once the service conditions are met. This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods under LTRP will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

a) LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity-settled), in November 2014, certain key executives of the Company were granted with a special bonus by an amount of Ps.10,831 (US$797 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos, Controladora and Concesionaria granted a bonus to each key executive;
(ii)	The bonus amount by Ps.7,059 (US$520 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key executive, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the Mexican Stock Exchange (“BMV”) based on the Administration Trust’s Technical Committee instructions;
(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.
(iv)	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos, Controladora and Concesionaria would be entitled to receive the proceeds of the sale of shares.
(v)	The key executives’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key executives and to manage the shares granted to such key executives based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury shares in the consolidated statement of changes in equity.

In November 2024, 2023 and 2022, the extensions to the LTIP were approved by the Company’s shareholders and the Company’s Board of Directors. The total cost of the extensions approved were US$5,821 (US$3,784 net of withheld taxes), US$5,708 (US$3,711 net of withheld taxes) and US$5,703 (US$3,707 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key employees of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2024 and 2023, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

Number of Series A shares
Outstanding as of December 31, 2022	6,579,214
Purchased during the year	5,847,018
Exercised/vested during the year	(2,932,479)
Forfeited during the year	(330,453)
Outstanding as of December 31, 2023	9,163,300 (1)
Purchased during the year	5,209,713
Exercised/vested during the year	(3,880,683)
Forfeited during the year	—
Outstanding as of December 31, 2024	10,492,330 (1)

(1)	These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2024 and 2023.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
5,070,172	November 2025
3,685,587	November 2026
1,736,571	November 2027
10,492,330

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2024, 2023 and 2022, the compensation expense recorded in the consolidated statements of operations amounted to US$6,309, US$6,048 and US$5,074, respectively.

During 2024, there were no forfeited shares. During 2023, some key employees left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares; the number of forfeited shares as of December 31, 2023 was 330,453.

b) MIP

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key executives. Such extension was modified on November 6, 2016. Under MIP II, 13,536,960 share appreciation rights of our Series A shares were granted to be settled annually in cash in a period of five years in accordance with the established service conditions. In addition, a five-year extension to the period in which the employees can exercise MIP II once the SARs are vested was approved.

Fair value of the SARs is measured at each reporting period using a Black-Scholes option pricing model, taking into consideration the terms and conditions granted to the employees. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2024 and 2023 was US$146 and US$1,433, respectively. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded a benefit of US$1,131, US$119 and US$4,365, respectively, in the consolidated statements of operations. During the years ended 2024, 2023 and 2022, SARs were not exercised.

The summary related to expense recognized for the Company’s retention plans during the years 2024, 2023 and 2022 is shown in the following table:

	2024		2023		2022
Benefit arising from cash-settled share-based payments transactions	US$	(1,131)	US$	(119)	US$	(4,365)
Expense arising from equity-settled share-based payments transactions		6,309		6,048		5,074
Total expense arising from share-based payments transactions	US$	5,178	US$	5,929	US$	709

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share-based payment.”

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP,” for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company, or CPOs, during a five-year period with an exercise share price at Ps.0, Ps.0 and Ps. 33.80 for the years ended 2024, 2023 and 2022, respectively, which was determined on the grant date. Under this plan, no service or performance conditions are required for the board members to exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

For such purposes, on August 29, 2018, the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Controladora Vuela Compañía de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institución de Banco Multiple as trustor. The number of shares held as of December 31, 2024, 2023 and 2022 available to be exercised is 3,388,251, 4,781,769 and 5,945,417, respectively, and are included in treasury shares.

During 2024, certain conditions were not met; therefore, the executives did not exercise the option to purchase the shares. In accordance with the terms of the plan, Controladora is entitled to receive the proceeds from the sale of these shares. The number of forfeited shares as of December 31, 2024 was 1,393,518.

In April 2023, the Company’s Annual General Shareholders’ Meeting modified the terms of the BoDIP. Effective as of 2023, certain members of the Board of Directors receive additional benefits through a stock-based plan, which will be administered by the LTIP Trust and that will be delivered to the beneficiaries once the established conditions are met. The number of shares held by the trustee as of December 31, 2024 and 2023 was 588,205 shares and 370,860 shares, respectively (and they are included as treasury shares). The total cost approved in 2024 and 2023 was US$651 (US$460 net of withheld taxes) and US$640 (US$452 net of withheld taxes), respectively.

19. Equity

As of December 31, 2024, the total number of the Company’s authorized shares was 1,165,976,677, represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	—	—	—
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(16,295,299)	(16,295,299	)(1)
	24,180	1,149,657,198	1,149,681,378

(1)	During the year ended December 31, 2024, a total of 1,393,518 forfeited shares have been included as part of treasury shares.

As of December 31, 2023, the total number of the Company’s authorized shares was 1,165,976,677, represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	—	—	—
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(14,525,694)	(14,525,694	)(1)
	24,180	1,151,426,803	1,151,450,983

(1)	During the year ended December 31, 2023, a total of 330,453 forfeited shares have been included as part of treasury shares.

On November 22, 2023, the holders of all of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates in the form of the corresponding American Depositary Shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights, and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends if the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

During the years ended December 31, 2024, 2023 and 2022, the Company did not declare any dividends.

In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2024, 2023 and 2022, the Company’s legal reserve was US$17,363, or 8.5%, respectively, of our capital stock.

For the years ended December 31, 2024, 2023 and 2022, the Company did not allocate any amount to the legal reserve fund. As of December 31, 2024, 2023 and 2022, the Company’s legal reserve has not reached 20% of its capital stock.

Any distribution of earnings in excess of the net tax profit account Cuenta de Utilidad Fiscal Neta (“CUFIN”) balance will be subject to corporate income tax, payable by the Company, at the enacted income tax rate at that time. A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014. Dividends paid will be free of Income taxes if they come from the CUFIN. Dividends that exceed the CUFIN and the Cuenta de Utilidad Fiscal Reinvertida (“CUFINRE”) will cause a tax equivalent to 42.86%. Dividends paid that come from profits by the ISR will not be subject to any withholding or additional payment of taxes.

Shareholders may contribute certain amounts for future increases in capital stock, either in fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock must be authorized. As of December 31, 2024 and 2023, the Company had a balance of US$0.1 and US$0.1, respectively.

a)    Earnings (loss) per share

Basic earnings (loss) per share (“EPS” or “LPS”) amounts are calculated by dividing the net earnings (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS (LPS) amounts are calculated by dividing the earnings (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any) by the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings income per share for the years ended December 31, 2024, 2023 and 2022.

	As of December 31,
	2024		2023		2022
Net income (loss) for the period	US$	126,375	US$	7,819	US$	(80,224)
Weighted average number of shares outstanding (in thousands):
Basic		1,150,743		1,152,609		1,155,030
Diluted		1,165,859		1,165,451		1,165,135
Earnings (loss) per share:
Basic	US$	0.110	US$	0.007	US$	(0.069)
Diluted	US$	0.108	US$	0.007	US$	(0.069)

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

(i)	Based on the approved law, corporate income tax current rate for 2024, 2023 and 2022 and thereafter is 30%.

(ii)	The tax rules include limits in the deductions of the exempt compensation amounts of certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit-sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have differences between tax and book values at year-end.

(iii)	The MITL sets forth criteria and limits for applying some deductions, such as the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)	Taxable income for purposes of the employee profit-sharing is the same used for the Corporate Income Tax except for certain items.

(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2024, 2023 and 2022 were in Guatemala 25%, Costa Rica 30% and El Salvador 30%.

b) For the years ended December 31, 2024, 2023 and 2022, the Company reported on a consolidated basis taxable income of US$299,332, US$59,984 and US$53,293, respectively, which was partially offset by tax losses from prior years.

In accordance with the MITL and Costa Rican Income Tax Law (“CRITL”), tax losses may be carried forward against taxable income generated in the succeeding 10 and three years, respectively. Carryforward tax losses are adjusted based on inflation.

In accordance with Guatemala Income Tax Law (“GITL”) and El Salvador Income Tax Law (“ESITL”), tax losses cannot be carried forward against taxable income generated.

c) An analysis of consolidated income tax expense for the years ended December 31, 2024, 2023 and 2022 is as follows:

Consolidated statements of operations

	2024		2023		2022
Current income tax expense	US$	(104,184)	US$	(21,939)	US$	(15,456)
Deferred income tax benefit		47,870		22,316		67,595
Total income tax (expense) benefit	US$	(56,314)	US$	377	US$	52,139

Consolidated statements of comprehensive income

	2024		2023		2022
Deferred income tax related to items recognized in OCI during the year
Net gain (loss) cash flow hedges	US$	118	US$	362	US$	(80)
Remeasurement gain (loss) of employee benefits		39		32		(79)
Benefit (expense) deferred income tax recognized in OCI	US$	157	US$	394	US$	(159)

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

The Company’s effective income tax reconciliation using domestic tax rate

	2024		%	2023		%	2022		%
Statutory income tax rate	US$	54,806	30.00%	US$	2,233	30.00%	US$	(39,709)	30.00%
Amendment tax return effects and other tax adjustments		(17,467)	(9.56%)		7,074	95.05%		1,242	(0.94%)
Inflation on furniture, intangible and equipment		(938)	(0.51%)		(1,370)	(18.41%)		(309)	0.23%
Inflation of tax losses		(463)	(0.25%)		(6,734)	(90.48%)		(4,335)	3.28%
Foreign countries difference with Mexican statutory rate		(18)	(0.01%)		21	0.28%		(9)	0.00%
Annual inflation adjustment		(5,304)	(2.90%)		(3,262)	(43.83%)		(11,200)	8.46%
Effect unrecognized NOLs		186	0.10%		3,030	40.71%		7	0.00%
Non-deductible expenses		16,728	9.16%		26,132	351.15%		7,695	(5.81%)
Difference in Foreign Exchange losses for tax purposes		8,784	4.80%		(27,501)	(369.53%)		(5,521)	4.17%
	US$	56,314	30.83%	US$	(377)	(5.06%)	US$	(52,139)	39.39%

Mexican income tax matters

For Mexican purposes, corporate income tax is computed on an accrued basis. MITL requires taxable profit to be determined by considering revenue net of tax deductions. Prior years’ tax losses can be utilized to offset current year taxable income. Income tax is determined by applying the 30% rate on the net amount after tax losses utilization. For tax purposes, income is considered taxable at the earlier of: (i) the time the revenue is collected, (ii) the service is provided or (iii) the time of the issuance of the invoice. Expenses are deductible for tax purposes generally on an accrual basis, with some exceptions, once the requirements established in the tax law are fulfilled.

Central America (Guatemala, Costa Rica and El Salvador)

According to “GITL,” under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2024, 2023 and 2022, our subsidiary in Guatemala generated tax profit (loss) of US$966, US$623 and US$(10), respectively.

According to “CRITL,” under the regime on profits from business activities, tax losses can offset taxable income in a term of three years. For the years ended December 31, 2024, 2023 and 2022, our subsidiary in Costa Rica generated net operating profit (loss) for an amount of US$558, US$(9,503) and US$3,869, respectively. Regarding operating loss, no deferred tax asset has been recognized.

According to “ESITL,” under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2024, 2023 and 2022, our subsidiary in El Salvador generated net operating gain for an amount of US$35,809, US$3,245 and US$17,078, respectively.

e) An analysis of consolidated deferred taxes is as follows:

	As of December 31,
	2024		2023
Deferred income tax assets:
Lease liability	US$	871,608	US$	899,011
Unearned transportation revenue		14,440		13,392
Aircraft and engine lease return obligation		98,933		86,696
Tax losses available for offsetting against future taxable income		234		39,360
Intangible		—		23,190
Allowance for doubtful accounts		431		411
Other financing agreements		92,640		45,919
Employee benefits		4,256		4,220
Employee profit-sharing		8,195		375
Derivative financial instruments		317		121
Provisions		33,993		52,848
		1,125,047		1,165,543
Deferred income tax liabilities:
Right-of-use asset		659,190		735,092
Supplemental rent		59,844		72,521
Rotable spare parts, furniture and equipment, net		120,585		120,846
Inventories		5,262		4,835
Other prepayments		2,981		2,602
Prepaid expenses and other assets		8,914		9,331
		856,776		945,227
	US$	268,271	US$	220,316

As of December 31, 2024 and 2023, the amount of deferred income tax is as follows:

	2024		2023
Deferred income tax assets	US$	286,199	US$	236,026
Deferred income tax liabilities		(17,928)		(15,710)
Deferred income tax assets, net	US$	268,271	US$	220,316

A reconciliation of deferred income tax asset, net is as follows:

	2024		2023
Opening balance as of January 1	US$	220,316	US$	197,548
Deferred income tax benefit during the current year recorded on profits		47,870		22,316
Deferred income tax benefit during the current year recorded in accumulated other comprehensive loss		157		394
Conversion effects		(72)		58
Closing balance as of December 31	US$	268,271	US$	220,316

According to IAS 12, “Income Taxes,” a deferred income tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized as of December 31, 2024 and 2023 a deferred tax asset for tax losses of US$234 and US$39,360, respectively.

An analysis of the available tax losses carry-forward of the Company at December 31, 2024 is as follows:

Year of loss	Historical Losses		Adjusted losses		Amortized losses		Amount outstanding to amortize		Year of expiration
2020	US$	3,345	US$	1,698	US$	—	US$	1,698	2030
2021		670		780		—		780	2031
2022		99,203		107,885		107,885		—	2032
2022		5,515		5,515		—		5,515	2025
2023		9,504		9,504		—		9,504	2026
	US$	118,237	US$	125,382	US$	107,885	US$	17,497

During the years ended December 31, 2024 and 2023, the Company utilized US$107,885 and US$15,452 of the available tax loss carry-forwards, respectively.

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries as of December 31, 2024 is as follows:

	Historical loss		Adjusted losses		Amortized losses		Total amount outstanding to amortize
Vuela Aviación	US$	15,529	US$	15,019	US$	—	US$	15,019
Comercializadora		3,345		1,698		—		1,698
Viajes Vuela		670		780		—		780
	US$	19,544	US$	17,497	US$	—	US$	17,497
Unrecognized Net Operating Losses (NOLs)								(16,717)
							US$	780
Tax rate								30%
Deferred income tax							US$	234

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate in 2024 was US$15,679 (2023 was US$7,833). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Group will not distribute its profits until it obtains the consent of all venture partners.

f) At December 31, 2024, the Company had the following tax balances:

	2024
Cuenta de Capital de Aportación (“CUCA”)	US$	286,961
Cuenta de Utilidad Fiscal Neta (“CUFIN”) (1)		241,680

(1)	The calculation comprises all the subsidiaries of the Company.

As of December 31, 2024, the Company has tax proceedings regarding uncertain tax positions by an amount of about US$78.5 million, associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has filed legal administrative procedures. Volaris considers that it has solid arguments to believe that it will not have adverse effects as no such adjustments have been considered. Nonetheless, until all stages in the procedures are exhausted in each proceeding, the Company cannot assure the achievement of a final favorable resolution.

21. Operating revenues

For the years ended December 31, 2024, 2023 and 2022, the revenues from contracts with customers is described as follows:

Revenue recognition for the year ended December 31, 2024	At the flight time				At the sale				Total
	Domestic		International		Domestic		International		Revenues
Passenger revenues
Fare revenues	US$	930,837	US$	586,269	US$	—	US$	—	US$	1,517,106
Other passenger revenues		902,312		572,923		10,587		6,771		1,492,593
		1,833,149		1,159,192		10,587		6,771		3,009,699
Non-passenger revenues
Other non-passenger revenues		110,691		860		—		—		111,551
Cargo		2,122		18,504		—		—		20,626
Total	US$	1,945,962	US$	1,178,556	US$	10,587	US$	6,771	US$	3,141,876

Revenue recognition for the year ended December 31, 2023	At the flight time				At the sale				Total
	Domestic		International		Domestic		International		Revenues
Passenger revenues
Fare revenues	US$	1,027,699	US$	622,588	US$	—	US$	—	US$	1,650,287
Other passenger revenues		901,331		551,075		12,964		7,867		1,473,237
		1,929,030		1,173,663		12,964		7,867		3,123,524
Non-passenger revenues
Other non-passenger revenues		114,318		1,106		—		—		115,424
Cargo		4,432		15,593		—		—		20,025
Total	US$	2,047,780	US$	1,190,362	US$	12,964	US$	7,867	US$	3,258,973

Revenue recognition for the year ended December 31, 2022	At the flight time				At the sale				Total
	Domestic		International		Domestic		International		Revenues
Passenger revenues
Fare revenues	US$	1,097,480	US$	563,696	US$	—	US$	—	US$	1,661,176
Other passenger revenues		695,602		365,243		11,403		6,003		1,078,251
		1,793,082		928,939		11,403		6,003		2,739,427
Non-passenger revenues
Other non-passenger revenues		92,088		889		—		—		92,977
Cargo		13,171		1,615		—		—		14,786
Total	US$	1,898,341	US$	931,443	US$	11,403	US$	6,003	US$	2,847,190

Transactions from unearned transportation revenues

	2024		2023
January 1	US$	343,400	US$	346,469
Deferred		3,009,076		3,120,455
Recognized in revenue during the year		(3,009,699)		(3,123,524)
December 31	US$	342,777	US$	343,400

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

22. Other operating income and expenses

An analysis of other operating income is as follows:

	2024		2023		2022
Gain on sale and leaseback (Note 12)	US$	32,175	US$	8,275	US$	21,193
Gain (loss) on sale of rotable spare parts, furniture and equipment and others		1,458		3,540		(1,645)
Other income		172,811		42,895		5,518
	US$	206,444	US$	54,710	US$	25,066

An analysis of other operating expenses is as follows:

	2024		2023		2022
Administrative and operational support expenses	US$	72,516	US$	110,556	US$	49,431
Technology and communications		33,956		29,651		25,708
Other operating expenses		18,983		17,996		15,756
Passenger services		7,260		5,930		5,116
Insurance		6,533		5,731		6,574
	US$	139,248	US$	169,864	US$	102,585

23. Finance income and cost

An analysis of finance income is as shown on the next page.

F-84

	2024		2023		2022
Interest on cash and equivalents	US$	39,941	US$	32,461	US$	12,036
Interest on recovery of guarantee deposits		8,079		4,611		155
Interest on cash and equivalents held in the trust CIB/3249		1,424		1,150		711
	US$	49,444	US$	38,222	US$	12,902

An analysis of finance cost is as follows:

	2024		2023		2022
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 14)	US$	250,530	US$	191,967	US$	174,769
Interest on asset-backed trust notes		19,496		16,969		12,049
Cost of letter credit notes		6,744		5,477		4,131
Interest on debts and borrowings (1)		14,125		2,851		533
Other finance costs		1,497		1,153		584
Derivative financial instruments loss (Note 4)		896		579		161
Bank fees and others		351		347		308
	US$	293,639	US$	219,343	US$	192,535

(1)	The borrowing costs related to the construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility.

	2024		2023		2022
Interest on debts and borrowings	US$	49,232	US$	24,752	US$	8,448
Capitalized interest (Note 12)		(35,107)		(21,901)		(7,915)
Net interest on debts and borrowing in the consolidated statements of operations	US$	14,125	US$	2,851	US$	533

24. Components of accumulated other comprehensive loss

a.	An analysis of the accumulated other comprehensive loss for the years ended December 31, 2024 and 2023 is as follows:

	Remeasurements of employee benefits		Derivative and non-derivative financial instruments		Exchange differences on the translation of foreign operations		Total
Other comprehensive loss:
Balances as of December 31, 2022	US$	(547)	US$	(109)	US$	(144,653)	US$	(145,309)
Comprehensive (loss) income of the year		(107)		(1,175)		749		(533)
Benefit income tax deferred		32		362		—		394
Net balances as of December 31, 2023		(622)		(922)		(143,904)		(145,448)
Comprehensive loss of the year		(130)		(394)		(3,879)		(4,403)
Benefit income tax deferred		39		118		—		157
Net balances as of December 31, 2024	US$	(713)	US$	(1,198)	US$	(147,783)	US$	(149,694)

b.	An analysis of the effects of the derivative and non-financial instruments in other comprehensive (loss) income for the years ended December 31, 2024, 2023 and 2022 is as shown on the next page.

F-85

	2024		2023		2022
Derivative and non-derivative financial instruments:
Jet fuel Asian call options contracts	US$	(307)	US$	—	US$	—
T-Locks		(117)		—		—
Interest rate Cap		30		(1,175)		336
Total	US$	(394)	US$	(1,175)	US$	336

25. Commitments and contingencies

Aircraft-related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual price escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars
2025	US$	39,460
2026		472,619
2027		593,684
2028		1,137,129
2029 and thereafter		4,290,736
	US$	6,533,628

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2024 have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next two years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated in thousands of U.S. dollars
2025	US$	767,500
2026		112,500
	US$	880,000

For future aircraft deliveries, the Company will review the lease and financing structure applicable based on then-current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases in thousands of U.S. dollars
2025	US$	25,096
2026		56,634
2027		59,140
2028		59,140
2029 and thereafter		509,673
	US$	709,683

F-86

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 additional A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021, the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“NEO”) Family Aircraft to be delivered between 2023 and 2029. In addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America.

On October 10, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A321NEO aircraft, all to be delivered in 2030.

On November 26, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2024 and 2023, these possible contingencies amount to a total of US$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matters), US$29.4 million (US$2.8 million related to legal matters, US$6.1 million related to labor matters and US$20.5 million related to other contributions matters), respectively.

26. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	2024		2023		2022
Operating revenues:
Domestic (Mexico)	US$	1,956,549	US$	2,060,744	US$	1,909,744
International:
United States of America		965,684		931,184		758,609
Central America and South America		219,643		267,045		178,837
Total operating revenues	US$	3,141,876	US$	3,258,973	US$	2,847,190

Revenues are allocated by geographic segments based upon the origin-destination of each flight. The Company does not have material non-current assets located in foreign countries.

27. Subsequent events

As of April 29, 2025, no relevant subsequent events have been identified that could significantly impact the consolidated financial statements.

F-87