Form 20-F
period 2025-12-31
Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
filed 2026-04-28
CIK 1520504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36059

 Controladora Vuela Compania de Aviacion, S.A.B. de C.V.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Volaris Aviation Holding Company
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón
United Mexican States, Mexico City, 01210
(Address of principal executive offices)

Renato Duarte Salomone (ir@volaris.com) Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, United Mexican States, Mexico City, 01210
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing ten (10) Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”), each CPO representing the economic interest in one (1) share of Series A common stock, no par value	VLRS	New York Stock Exchange
Series A shares of common stock, no par value	VOLAR A	Mexican Stock Exchange

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

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F, or our “annual report,” contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent the Company’s expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this annual report, the words “expects,” “intends,” “estimates,” “predicts,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “potential,” “outlook,” “may,” “continue,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, full year 2026 outlook and guidance, expectation to receive certain compensation in connection with P&W GTF engine removals, anticipated execution of the Company´s business plan, focus on the Company´s 2026 priorities, expected new service routes and customer savings programs, and the proposed business combination (“Proposed Transaction”) with Grupo Viva Aerobus, S.A. de C.V. (“Viva”). Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-passenger revenues; geopolitical uncertainty and instability; rising inflation, higher operating costs, reduced consumer spending, and slower global economic growth; government regulation; the Company’s ability to consummate the Proposed Transaction; possible disruption related to the Proposed Transaction to Volaris’ current plans or operations; the diversion of management time and attention from ongoing business operations and opportunities related to the Proposed Transaction; the response of competitors to the Proposed Transaction; and the combined company’s ability to realize anticipated cost savings, synergies or growth from the Proposed Transaction in the timeframe expected or at all. Additional information concerning these, and other factors detailed in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. These risks and uncertainties include, but are not limited to, those described below under “Summary Risk Factors” and Part I, Item 3D. Risk Factors, Part I, Item 5. Operating and Financial Review and Prospects and other risks and uncertainties listed from time to time in our filings with the SEC. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report may or may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

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

SUMMARY OF RISK FACTORS

An investment in our securities and American Depositary Shares (the “ADSs”) is subject to a number of risks, including risks related to Mexico, risks related to the countries in which we operate, risks related to the airline industry, risks related to our business, and risks related to our securities and the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks related to Mexico and the other countries in which we operate

•	Economic, political and social events, and changes in Mexican and neighboring countries government policy: The Mexican federal and neighboring countries government has exercised, and continues to exercise, significant influence over the Mexican economy. As a result, governmental actions and policies concerning air transportation and similar services could have a significant impact on our operations.
•	Adverse economic conditions in Mexico and the other countries in which we operate: Our business may be affected by unfavorable economic conditions in Mexico and the other countries in which we operate, including a slowdown or recession in the economy, as well as higher inflation or interest rates. There is significant uncertainty about the future political and economic relationship between the United States and Mexico, including as a result of the change in the U.S. presidential administration with respect to immigration policies, trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. Adding to these uncertainties are rapidly changing U.S. tariff policies, along with international retaliatory tariffs and global trade policies, which continue to cause overall economic uncertainty. These factors may result in decreased demand for our flights, lower fares, or a shift towards alternative ground transportation options such as long-distance buses.
•	Currency fluctuations: Fluctuations in the value of the U.S. dollar in relation to the peso have historically been significant, and the potential for such fluctuations to persist in the future remains. If the peso depreciates against the U.S. dollar, it could potentially lead to reduced demand for our services and adversely affect our business operations and financial performance.
•	Developments in other countries: Changes in immigration or trade policies, can adversely affect our financial condition and results of operations. Changes in government regulations related to airline safety, security and/or consumer protection could increase our costs and decrease our profitability. In addition, shifts in political leadership and economic policies could impact the demand for our flights.
•	Geopolitical tensions and conflict in the Middle East: The escalation of conflict in the Middle East has heightened geopolitical tensions in the region. The uncertainty surrounding the conflict and the potential responses of involved parties have contributed to volatility in global financial markets, including significant increases in the price of crude oil and fuel costs. Sustained elevated energy prices could contribute to inflationary pressures, higher operating costs for businesses, reduced consumer spending, and slower global economic growth. These conditions, combined with increased fuel costs, could materially affect our results of operations and financial condition.

Risks related to the airline industry

•	Competition: We operate in an extremely competitive industry and face significant competition with respect to routes, fares, services, and airport slots. Our competition includes not only other airlines but also bus services that cover many of our routes. Decisions by our competitors that increase industry capacity, or capacity dedicated to a particular region, market, or route, have the potential to negatively impact our business.
•	Economic Conditions: The airline industry is highly sensitive to changes in economic conditions. Unfavorable economic conditions have the potential to negatively impact our ability to offset increased fuel, labor, or other costs through price increases. Such impacts, if significant, may result in a material adverse effect on our business, financial condition, and results of operations.

•	Regulations: The airline industry is highly regulated, and it is essential that we maintain the necessary concessions, permits and authorizations from U.S., Mexican, Central American, and South American governmental bodies to operate successfully. Failure to do so could have a significant negative impact on our financial condition and results of operations.
•	Fixed Costs: The airline industry is characterized by low gross profit margins and high fixed costs. As a result, as an airline we face significant challenges in quickly reducing costs in response to unexpected revenue shortfalls. This could have a material adverse effect on our financial condition and results of operations.
•	Fuel Costs: Fuel costs have a significant impact on the airline industry, as they represent a considerable portion of operating expenses for airlines. Our ability to pass on such fuel cost increases to our customers is limited by our ultra-low-cost business model. As a result, any significant fluctuations or disruptions in the supply of fuel could result in a material adverse effect on our business, financial condition, and results of operations.
•	Public health threats: Infectious disease outbreaks and other highly contagious diseases, have led to the suspension of both domestic and international flights in the past, as well as changes in travel behavior. These threats could also have a significant negative impact on the economies of the countries in which we operate, as well as the reputation of the airline industry as a whole. As a result, an infectious disease outbreak could have a material adverse effect on our business, results of operations, and financial condition.

Risks related to our business

•	Ultra-Low-Cost Structure: Our competitive advantage lies in our ultra-low-cost structure, which is subject to various factors that impact our ability to control costs, some of which are beyond our control. Our success relies on maintaining a high daily aircraft utilization rate, leaving us susceptible to flight delays, cancellations, and aircraft unavailability. Our non-passenger revenue is crucial for profitability, but it may not remain stable or increase. If our cost structure rises, and we can no longer maintain a cost advantage over competitors, it could negatively affect our business, results of operations, financial condition and prospects.
•	Maintenance Costs: As of December 31, 2025, our fleet’s average age was 6.6 years. Our newer aircraft, which constitutes a significant portion of the fleet, presently requires lower maintenance costs. However, as our fleet ages, we expect an increase in maintenance costs. Any significant surge in maintenance and repair expenses would have a material adverse effect on our margins, results of operations, and financial condition.
•	Dependence on Certain Airports: Our business relies heavily on our routes to and from major airports in cities like Mexico City, Tijuana, Guadalajara, and Cancun, which represent a significant portion of our overall routes. In addition, the Mexico City International Airport is at full capacity and is undergoing a major structural construction, and we cannot guarantee that we will be able to maintain or obtain additional slots. Any major increase in competition, loss of any of our slots, a decrease in demand for air travel, or disruptions in airport services or fuel supply could potentially have a negative impact on our business, financial condition, and operating results.
•	Limited suppliers: We rely on a limited number of suppliers for fuel, aircraft, engines, spare parts, other aircraft components, airport services, and technology.
•	Information technology, cybersecurity, data and artificial intelligence: Our operations depend on complex information technology systems and third-party providers. Certain failure, disruption, cybersecurity incident or data-related issues could adversely affect our operations, financial condition, and reputation. In addition, the increasing use of artificial intelligence and automation technologies introduces operational, regulatory, and reputational risks.

•	Any real or perceived problem with our aircraft or engines: If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft or engines should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Since 2017, P&W’s PW1100G-JM engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320neo and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Risks related to our securities and the ADSs

•	CPO Trust: Non-Mexican investors may not hold our Series A shares directly and must have them held in a CPO trust, which releases Ordinary Participation Certificates (“Certificados de Participación Ordinarios” or “CPOs”) underlying Series A shares, at all times. If the current trust is terminated, a new trust similar to the CPO trust may not be created.
•	Voting Rights: Holders of the ADSs and CPOs are not entitled to vote the underlying Series A shares. As a result, holders of the ADSs and CPOs do not have any influence over the decisions made relating to our Company’s business or operations, nor are they protected from the results of any such corporate action taken by our holders of Series A shares.

Risks related to the Proposed Transaction

•	Dilution, Market Price Volatility, and Business Uncertainty: The issuance of our shares and ADSs to Viva shareholders in the Proposed Transaction (as defined below) will substantially reduce the percentage ownership interests of our current stockholders, causing a significant decrease in their relative interest in earnings, voting rights, liquidation value, and book and market value. The Proposed Transaction could be perceived negatively by investors or generate uncertainty as to its corporate, operational, or financial effects, causing fluctuations in the market price of our shares and ADSs, and customers, suppliers, and other business counterparties may delay decisions or seek to alter their relationships with us, regardless of whether the Proposed Transaction is completed. Additionally, we are subject to certain restrictions on the conduct of our business prior to completing the Proposed Transaction, which may adversely affect our ability to execute certain of our business strategies.
•	Closing Conditions, Regulatory Approvals, and Integration Risk: The completion of the Proposed Transaction is subject to a number of closing conditions—including regulatory and antitrust approvals in Mexico, the United States, and Colombia, and certain CNBV (as defined below) approvals—that may not be satisfied within the expected timeframe, if at all. No assurance can be provided that all required consents and approvals will be obtained or that all closing conditions will be satisfied or waived, and any adverse consequence of the Proposed Transaction could be exacerbated by delays in completion or termination of the business combination agreement. Even if completed, the anticipated benefits—including cost savings, operational efficiencies, and synergies—may not be realized fully or at all, and the management of the combined company may face significant challenges in consolidating operations, integrating technologies and policies, and reconciling the different corporate cultures of the two companies, which could adversely affect the combined company's future results.

GLOSSARY OF AIRLINES AND AIRLINE TERMS

Set forth below is a glossary of industry terms used in this annual report:

“Aeroméxico”	means Aerovías de México, S.A. de C.V.
“AFAC”	means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).
“AirAsia”	means AirAsia Berhad.
“Airbus”	means Airbus S.A.S.
“Alaska”	means Alaska Air Group, Inc.
“Allegiant”	means Allegiant Travel Company.
“Aeroenlaces Nacionales”	means Aeroenlaces Nacionales, S.A. de C.V.
“Aeroméxico Connect”	means Aerolitoral, S.A. de C.V.
“American”	means American Airlines Group.
“ASA”	means Aeropuertos y Servicios Auxiliares
“Available seat miles” or “ASMs”	means the number of seats available for passengers multiplied by the number of miles flown.
“Average daily aircraft utilization”	means flight hours or block hours, as applicable, divided by number of days in the period divided by average aircraft in the period.
“Average economic fuel cost per gallon”	means total fuel expense net of hedging effect, divided by the total number of fuel gallons consumed.
“Average passenger revenue per booked passenger”	means total passenger revenue divided by booked passengers.
“Average stage length”	means the average number of miles flown per passenger flight segment.
“Avianca”	means Avianca Holdings S.A.
“Block hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it leaves the gate until the time it arrives to the gate at destination.
“BMV”	means the Bolsa Mexicana de Valores, S.A.B. de C.V.
“Booked passengers”	means the total number of passengers booked on all flight segments.
“Business Combination Agreement” “CASM” or “unit costs”	means the Business Combination Agreement, dated as of December 18, 2025, between Volaris and Viva. means total operating expenses, net divided by ASMs.
“CASM ex fuel”	means total operating expenses, net excluding fuel expenses divided by ASMs.

“CBP”	means U.S. Customs and Border Protection.
“Closing”	means the consummation of the Proposed Transaction under the terms of the Business Combination Agreement.
“CNBV”	means National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)
“Copa”	means Copa Holdings, S.A.
“Delta”	means Delta Air Lines, Inc.
“DHS”	means the U.S. Department of Homeland Security.
“DOT”	means the U.S. Department of Transportation.
“EPA”	means the U.S. Environmental Protection Agency.
“ESG”	means Environmental, Social and Governance matters.
“FAA”	means the U.S. Federal Aviation Administration.
“FCC”	means the U.S. Federal Communications Commission.
“Flight hours”	means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
“Frontier”	means Frontier Airlines, Inc.
“Former Grupo Mexicana”	means the former Grupo Mexicana de Aviación, S.A. de C.V., which was the holding company for three airlines, Compañía Mexicana de Aviación, Mexicana Click and Mexicana Link.
“GAFSACOMM”	means Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V.
“Grupo Aeroméxico”	means Grupo Aeroméxico, S.A.B. de C.V., which includes Aeroméxico and Aeroméxico Connect.
“Grupo TACA”	means Taca International Airlines, S.A.
“IAE”	means International Aero Engines LLC
“IATA”	means the International Air Transport Association.
“IASA”	means International Aviation Safety Assessment
“ICAO”	means the International Civil Aviation Organization
“INEGI”	means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).
“Interjet”	means ABC Aerolíneas, S.A. de C.V.
“JetBlue”	means JetBlue Airways Corporation.
“JetSMART”	means JetSMART Airlines SpA.

“LATAM”	means LATAM Airlines Group S.A.
“Latin America”	means, collectively, Mexico, the Caribbean, Central America and South America.
“Latin American publicly traded airline carriers”	means, collectively, Aeroméxico, Copa, LATAM, and Volaris.
“Legacy carrier”	means an airline that typically offers scheduled flights to major domestic and international routes (directly or through membership in an alliance) and serves numerous smaller cities, operates mainly through a “hub-and-spoke” network route system and has higher cost structures than low-cost carriers due to higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports and multiple classes of services.
“LMV”	means the Mexican Securities Market Law (Ley del Mercado de Valores).
“Load factor”	means RPMs divided by ASMs and expressed as a percentage.
“Low-cost carrier”	means an airline that typically flies direct, point-to-point flights, often serves major markets through secondary, lower cost airports in the same regions as major population centers, provides a single class of service, thereby increasing the number of seats on each flight and avoiding the significant and incremental cost of offering premium-class services, and tends to operate fleets with only one or two aircraft families, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling efficiency and flexibility and minimize inventory and aircraft maintenance costs.
“Merger” or “Proposed Transaction”	means the merger of Viva, as the merged entity that will cease to exist as the non-surviving entity, and Volaris, as the continuing and surviving entity and universal successor of Viva, pursuant to the terms of the Business Combination Agreement and the merger agreement.
“NEO”	means new engine option.
“New Mexicana de Aviación”	means Aerolínea del Estado Mexicano, S.A. de C.V.
“NYSE”	means the New York Stock Exchange.
“On-time”	means flights arriving within 15 minutes of the scheduled arrival time.
“Other Latin American publicly traded airlines”	means, collectively, Aeroméxico, Copa, and LATAM.
“Passenger flight segments”	means the total number of passengers flown on all flight segments.
“P&W”	means Pratt & Whitney.
“RASM”	means passenger revenue divided by ASMs.
“RNV”	means the Securities National Registry (Registro Nacional de Valores).

“Revenue passenger miles” or “RPMs”	means the number of seats booked by passengers multiplied by the number of miles flown.
“Ryanair”	means Ryanair Holdings plc.
“SICT”	means the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes).
“Southwest”	means Southwest Airlines Co.
“Tiger”	means Tiger Airways Holdings Limited.
“Total operating revenue per ASM” or “TRASM”	means total revenue divided by ASMs.
“TSA”	means the U.S. Transportation Security Administration.
“ULCC”	means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees. In the United States, Frontier, and Spirit Airlines, Inc. define themselves as ULCCs and Volaris and Aeroenlaces Nacionales follow the ULCC model in Mexico.
“United”	means United Airlines Holdings, Inc.
“U.S.-based publicly traded target market competitors”	means Alaska, Allegiant, American, Delta, Frontier, JetBlue, Southwest and United.
“VFR”	means passengers who are visiting friends and relatives.
“Viva”	means Grupo Viva Aerobus, S.A. de C.V.
“Wizz”	means Wizz Air Holdings Plc.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION

This annual report includes our audited consolidated financial statements as of December 31, 2024 and 2025, and for each of the years ended December 31, 2023, 2024, and 2025, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards, “IFRS”), as issued by the International Accounting Standards Board (“IASB”). These audited consolidated financial statements are included elsewhere in this annual report.

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

Risks related to Mexico and the other countries in which we operate

Economic, political, and social developments in Mexico and neighboring countries as well as changes in Mexican or neighboring countries’ federal governmental policies may have an adverse effect on our business, results of operations, financial condition and prospects.

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

Our business, results of operations and financial condition are also affected by economic, political or social developments in our neighboring countries, including the U.S. The U.S. issued a brief temporary flight restriction around El Paso, Texas, and a flight prohibition for a longer period around Fort Hancock, Texas, in both cases for special security reasons. In addition, the U.S. recently prohibited U.S. air carriers and commercial operators from operating in certain areas of Venezuelan airspace due to military activity there. Closures or restrictions of airspace can affect Volaris’s operations.

Adverse social or political developments in or affecting Mexico or our neighboring countries could negatively affect us and Mexican financial markets generally, thereby affecting our ability to obtain financing. Presidential and federal congressional elections in Mexico were held on June 2, 2024. Claudia Sheinbaum Pardo was elected as President. The President’s party and its allies currently hold the qualified majority (i.e., two-thirds) of the Chamber of Deputies and the Senate. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our business, results of operations, financial condition, or prospects.

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

Furthermore, in September 2022, the AFAC issued a resolution that reduced operations at the Mexico City International Airport from 61 to 52 flights per hour. Subsequently, on August 31, 2023, AFAC issued a resolution that further reduced the number of flights in the Mexico City International Airport to a maximum of 43 flights per hour. In response to this reduction, which took effect on January 8, 2024, we reduced capacity at the Mexico City International Airport, initially redeploying four aircraft lines to other domestic airports, with a total of six aircraft redeployed by the end of 2024. In May 2025, the AFAC authorized a limited increase in the maximum number of operations at the Mexico City International Airport from 43 to 44 flights per hour.

On September 15, 2024, the decree amending, adding and eliminating several articles of the Political Constitution of the United Mexican States regarding the Federal Judicial Branch was published. The reforms to the Federal Judicial Branch include, among others:(i) eliminating the Federal Judiciary Council (“CJF”) and transferring its administrative functions to a judicial administration body (appointed by the Powers of the Union), while its disciplinary functions will be transferred to a Judicial Discipline Tribunal (elected by popular vote), (ii) the reduction from 11 to nine Justices of the Supreme Court of Justice of the Nation (“SCJN”), including a reduction in the term of office of the Justices from 15 to 12 years and the elimination of the SCJN chambers, (iii) the election by popular vote, following a call and nomination by the three powers of the union of Justices of the SCJN, electoral magistrates, circuit magistrates, discipline tribunal magistrates, and district judges, (iv) changes to remunerations of judicial civil servants so that no judicial official earns more than the President, (v) allowing the Electoral Tribunal of the Judicial Power of the Federation to resolve challenges in key judicial elections, (vi) extending the scope of impeachment and establishing procedures for criminally prosecuting judicial officials, and (vii) strengthening the independence of local judicial powers. In June 2025, the first election process took place to determine by popular vote 881 federal charges, including Justices of the SCJN, electoral magistrates, circuit magistrates, discipline tribunal magistrates, and district judges. A further election will occur in 2027.

We cannot assure you that changes in Mexican or our neighboring countries’ laws, regulations and policies, and any changes that may be adopted in the future, will not adversely affect our business, results of operations, financial condition and prospects or the price of the ADSs.

Adverse economic conditions in Mexico and the other countries in which we operate may adversely affect our business, results of operations and financial condition.

We are a Mexican corporation and most of our operations are conducted in Mexico. For the year ended December 31, 2025, 59% of our total revenues were attributable to our Mexican domestic operations. As a result, our business performance is closely linked to the performance of the Mexican economy. In 2023, 2024, and 2025, the Mexican economy grew 3.2%, 1.2% and 0.8%, respectively, in terms of gross domestic product (“GDP”), according to the INEGI. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. Those periods have been characterized by exchange rate volatility, high inflation, high domestic interest rates, economic contraction, a reduction of international capital inflows, a reduction of liquidity in the banking sector, and high unemployment rates.

We conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2025, 41% of our total revenues were attributable to our operations within these regions. Therefore, our results are influenced not only by our domestic operations but also by those conducted in the United States and Central and South America.

As of the date of this annual report, we believe that the main risk factors for the countries where we operate include, but are not limited to, the following: (i) continuation of persistent supply-demand mismatches, increasing inflation and a faster-than-anticipated monetary policy normalization cycle, and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets, debt, and financial market volatility; (ii) escalation of social unrest; (iii) more adverse climate shocks; (iv) an escalation of trade and technology tensions, could weigh on investment and productivity growth, raising additional roadblocks in the recovery path; (v) rapid growth of cryptocurrencies without clear regulation that could lead to financial instability with negative effects for the global economy; (vi) an increase in the spread and destructiveness of cyberattacks involving critical infrastructure could act as further drags on the recovery, particularly as telework and automation increase; (vii) changes in United States immigration, trade, and other policies; and (viii) other geopolitical risks.

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

For instance, the presidential administration in the United States issued a series of executive orders that signal a shift in the United States energy, climate change, and international policy. Among others, these include directing federal agencies to identify and exercise authorities to facilitate conventional energy production, reviewing existing regulations that may burden U.S. energy development or otherwise may not align with the current administration’s policies, and revoking close to 80 executive orders by the previous administration regarding various matters. Additionally, on January 7, 2026, the U.S. presidential administration issued a memorandum directing the withdrawal of the United States from a variety of international organizations and agreements. We do not yet know the full impact of such changes on our business, including the effects of such changes relative to our competitors. Additionally, there continues to be significant uncertainty about the future political and economic relationship between the United States and various other countries, such as Mexico, including as a result of the change in the U.S. presidential administration with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. Changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements could have an adverse effect on our business.

If inflation rates increase in Mexico and the other countries in which we operate, demand for our services may decrease and our costs may increase.

Mexico has historically experienced levels of inflation that are higher than the annual inflation rates of its main trading partners. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, calculated and published by the Mexican Central Bank and INEGI, was 4.66% for 2023, 4.21% in 2024, and 3.69% in 2025. In addition, since the beginning of 2021, inflation, as measured by the Consumer Price Index, increased across both advanced and emerging market economies, reaching record high levels, driven mainly by supply chain issues (including input shortages, labor constraints, and rising commodity prices), excess demand for goods and services, and significant increases in energy prices. Although inflation decreased in 2023 and continued to decline through 2024 and 2025 in most countries, it remained above the Central Bank´s targets in several jurisdictions for part of this period. Central banks, including the Mexican Central Bank, maintained restrictive monetary policies through 2022, 2023, and much of 2024, with elevated reference interest rates, before initiating rate cuts in late 2024 as inflationary pressures eased. During 2025, inflation continued to decline and moved closer to target levels in certain economies, and central banks continued the gradual normalization of monetary policy. The global macroeconomic environment remains complex, with ongoing risks related to geopolitical tensions, commodities price volatility and financial market conditions. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting consumer demand for our services, increasing our costs beyond levels that we could pass on to our customers and by reducing the benefit of our revenues when inflation outpaces our ability to raise prices.

Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.

Foreign exchange gains or losses included in our total cost of comprehensive financing resulted primarily from the impact of changes in the US dollar-peso exchange rate on our Mexican peso-denominated monetary liabilities (such as Mexican peso-denominated debt, Mexican pesos financial debt, suppliers and other accounts payable) and assets (such as Mexican peso-denominated cash, cash equivalents, accounts receivable, guarantee deposits and derivative financial instruments denominated in Mexican pesos). As of December 31, 2023, 2024, and 2025, our net monetary Mexican peso and other currencies liability position denominated in U.S. dollars was U.S. $0.2 billion, U.S. $0.4 billion, and U.S. $0.3 billion, respectively. In 2023, 2024, and 2025, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange (losses) gains of U.S. $(34.1) million, U.S. $13.7 million, and U.S. $13.1 million, respectively.

The value of the U.S. dollar has been subject to significant fluctuations with respect to the peso in the past and may be subject to significant fluctuations in the future. As of December 31, 2023, 2024, and 2025, the U.S. dollar depreciated 12.7%, appreciated 20.0%, and depreciated 11.4%, respectively, against the peso in nominal terms.

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

There continues to be significant uncertainty about the future political and economic relationship between the United States and Mexico and its impact on the overall state of the economy. This uncertainty is driven by changes in the U.S. presidential administration with respect to immigration policies, trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations, which has impacted the demand for U.S.—Mexican transborder travel. Adding to these uncertainties were rapidly changing U.S. tariff policies, along with international retaliatory tariffs and global trade policies, which have contributed to periods of increased volatility and uncertainty in financial markets and have affected, and may continue to affect, demand for U.S.–Mexico transborder travel. On February 20, 2026, the U.S. Supreme Court ruled that President Trump exceeded his authority when imposing tariffs under the International Emergency Economic Powers Act (IEEPA) on imports from numerous countries. The decision invalidated the 10 percent tariff applied to imports from nearly all nations, as well as higher rates that targeted specific countries such as Mexico, Canada and China. In response to the decision, President Trump has announced plans to impose tariffs under alternative statutory authority, and the status of any such tariffs remains uncertain. Changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements have had and could continue to have an adverse effect on our business, prospects, financial condition and operating results, the extent of which cannot be predicted with certainty at this time. Additionally, other potential challenging macroeconomic conditions, and the resulting impact on the economy and consumer spending, could negatively impact our business and operations. See “Economic, political, or social developments in the United States and the Central and South American countries in which we operate may have an adverse effect on our business, results of operations, financial condition and prospects.”

Mexican antitrust provisions may affect the fares we are permitted to charge to customers.

The Mexican Aviation Law (Ley de Aviación Civil) provides that in the event that the SICT determines that there is no effective competition among permit and concession holders (required to operate airlines in Mexico), the SICT may request the opinion of the Mexican Antitrust Commission (Comisión Nacional Antimonopolio) and then issue regulations governing the fares that may be charged for air transportation services by airlines operating in Mexico. Such regulations would be in effect only while the conditions that resulted in their establishment remain. The imposition of fare regulations by the SICT could materially affect our business, results of operations and financial condition.

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

Fuel is a major cost component for airlines and is our largest operating expense. The cost of fuel accounted for 38%, 33%, and 31%, of our total operating costs in 2023, 2024, and 2025, respectively. As such, our operating results are significantly affected by changes in the cost and availability of fuel. Both the cost and the availability of fuel are subject to economic, social and political factors and other events occurring throughout the world, which we can neither control nor accurately predict. Fuel prices have been subject to high volatility, fluctuating substantially over the past several years.

Global fuel supply and pricing may also be affected by broader geopolitical developments including ongoing conflicts in Ukraine and the Middle East and related market dynamics. Moreover, the escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil surged to over U.S. $90 per barrel, reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices poses a significant risk to the aviation industry.

The U.S.-Iran-Israel conflict has broader implications beyond the immediate region, and the tensions among these nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

The armed conflict in the Middle East, which escalated in February 2026, poses an immediate threat to global geopolitical and economic stability. This escalation has included the involvement of the United States alongside Israel, and subsequent retaliatory responses, contributing to heighten geopolitical tensions. The targeting of Iranian leadership and subsequent retaliatory strikes have disrupted energy transit through the Strait of Hormuz and caused widespread regional airspace closures. These developments have triggered significant volatility in global energy and financial markets, with a prolonged confrontation risking global recession and heightened inflation.

A prolonged or escalating conflict in Iran and the Middle East could further disrupt global energy markets and cause aircraft fuel prices to remain elevated or raise prices even higher. We cannot predict the future availability, price volatility or cost of aircraft fuel, or how long current or future conflicts will last or their ultimate impact on global energy markets. Moreover, even if the conflict in Iran and the Middle East subsides or ends, there may be lasting disruptions to fuel production, including related infrastructure and transportation. Due to the large proportion of aircraft fuel costs in our total operating cost base, even a relatively small increase or decrease in the price of aircraft fuel can have a significant negative impact on our operating costs or revenues and on our business, results of operations and financial condition. The recent spike in the price of aircraft fuel resulting from the conflicts in Iran and the Middle East is expected to have an immediate and substantial negative impact on our results of operations. For more information on our cost of fuel, see Item 4: “Information on the Company—Business Overview—Fuel.” In some instances, these costs or volatility may be higher due to factors associated with other initiatives, including, for example, the availability and price of “sustainable aviation fuel” (SAF) to help reduce our GHG emissions.

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

If our Concession or permits are revoked, we will be unable to operate our business as it is currently operated and be precluded from obtaining a new concession or permit for five years from the date of revocation. For more information on the potential causes for revocation of our Concession and permits, see Item 4: “Information on the Company—Regulation.”

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

In addition, adverse economic conditions could affect our ability to implement price adjustments, to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition. We strive to increase demand for our flights among the portion of the population in Mexico that has traditionally used ground transportation for travel due to price constraints, by offering lower fares that compete with bus fares on similar routes. Unfavorable economic conditions could affect our ability to offer these lower fares and could affect this population segment’s discretionary spending in a more adverse manner than other travelers.

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

The airline industry is subject to increasingly stringent international and foreign laws and federal, state and local, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in Mexico, the United States and other countries in which we operate could adversely affect operations and increase operating costs in the airline industry. Any failure to comply, could result in substantial fines, penalties, operational restrictions, reputational harm, or other sanctions. In addition, future regulatory developments in Mexico, the United States and other jurisdictions in which we operate may impose more stringent requirements, which could materially increase our costs and constrain our operations. Climate change-related risks are rapidly evolving and may result in increased regulation, taxation, and/or market-based mechanisms, including carbon pricing schemes and emissions reduction mandates. These measures may materially increase our fuel, compliance, and capital costs, limit our operational flexibility, and adversely affect demand for air travel. In addition, we are increasingly subject to mandatory disclosure regimes requiring the identification, assessment, measurement, management and disclosure of material sustainability- and climate-related risks and opportunities, including their related financial impacts. These disclosure frameworks, including those aligned with IFRS Sustainability Disclosure Standard, require entities to provide decision-useful information regarding sustainability-related governance, strategy, risk management processes, metrics and targets, and the effects of such risks and opportunities on the entity’s financial position, financial performance, and cash flows. For example, on January 28, 2025, the CNBV published in the Official Gazette of the Federation regulations requiring mandatory disclosures of environmental, social and governance (ESG) and climate matters.

These regulations are mandatory for all publicly listed companies on the Mexican Stock Exchange. These companies are required to disclose 2025 sustainability information in a separate report during 2026 and may include assurance from an external auditor. However, disclosure of information for the year 2026 must be assured at least on a limited basis and disclosure of information for the year 2027 must have reasonable assurance from an external auditor. Future operations and financial results may vary as a result of the aforementioned regulation in Mexico, and/or the possible adoption of equivalent ESG regulations in the United States, Central and South America or other countries. Additionally, evolving international standards, including those addressing sustainability- and climate-related financial disclosures, may require us to implement new systems, controls, and governance structures, and to make significant assumptions, estimates and judgments in quantifying financial impacts. These processes are inherently complex and subject to uncertainty. The requirement to disclose sustainability-related information is expected to increase the complexity, cost and scrutiny of our reporting processes. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, in 2016, the ICAO, adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). The United States, Mexico, Costa Rica, El Salvador, Guatemala, and Honduras are voluntary early adopters of CORSIA. However, Colombia and Peru are exceptions and routes to these two countries are not counted for offsetting purposes during the voluntary phase (Pilot and Phase 1). Annual international emissions reporting is required via CORSIA as of the 2019 reporting year, and offsetting compliance relative to a predetermined baseline is scheduled to be implemented through three phases that began in 2021, with the final of these phases starting in 2027. Even though Mexico was a voluntary early adopter of CORSIA, at this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to factors such as volatility in the demand for international air travel, regulatory uncertainty, the availability, supply and prices of CORSIA eligible emissions units (EEUs) and the future development of the market for eligible sustainable aviation fuels (SAF). Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset the costs of meeting our obligations under CORSIA.

Additionally, governmental authorities in the United States and other countries are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per- and polyfluoroalkyl substances (“PFAS”). For example, the USEPA has designated certain PFAS substances (perfluorooctanoic acid and perfluorooctanesulfonic acid) as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act, which imposes strict liability on various “potentially responsible parties” for historic contamination on a joint and several basis. With this final rule and the introduction of any additional regulations or enforcement policies, whether by federal policymakers or otherwise, we may incur costs in connection with reporting obligations and costs related to historic usage of PFAS-containing materials, transitioning away from the usage of PFAS-containing products and firefighting systems, disposing of PFAS-containing waste or remediating any residual environmental impacts.

We may also be subject to other environmental or climate-related regulations, including relating to disclosures. For more information, see our risk factor titled “Increasing attention to, and scrutiny of, ESG matters could increase our costs, harm our reputation, or otherwise adversely impact our business.”

Regulatory developments in the United States relating to environmental and sustainability matters, including climate-related disclosures, remain uncertain and subject to change. This uncertainty may result in a fragmented or evolving regulatory landscape, requiring us to comply with multiple or potentially inconsistent disclosures, which could increase compliance costs, add operational complexity, and expose us to additional legal and reputational risks.

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

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure, and financial results. Operational impacts, such as the cancellation of flights, could result in a loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. However, we cannot predict the ultimate cost, or success, of such efforts due to, among other things, the uncertainty associated with projections associated with managing climate risk.

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

While we at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to advance our Corporate Sustainability Strategy or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around our management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, many ESG initiatives leverage methodologies and data that continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with any stakeholder’s expectations or preferences. Various stakeholders have different and at times conflicting expectations, and both proponents and opponents of various ESG matters are increasingly resorting to activism, including litigation, to advance their perspectives. Various capital providers and customers also incorporate ESG matters into their investment and procurement considerations. Addressing stakeholder expectations entails costs and failure to successfully navigate such expectations, as well as evolving interpretations of any existing governmental laws or requirements, may result in reputational harm, loss of customers or contracts, impact on regulatory or investor engagement, or other adverse impacts to our business. Such risks may also be augmented based on relative performance, both against any initiatives or goals we communicate as well as in comparison to our competitors. For example, there have been increasingly nuanced allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in performance, disclosure, or methodology, including as stakeholder perceptions of sustainability continue to evolve.

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

The DOT also regularly issues and amends aviation consumer protection and disability non-discrimination rules that address, among other things, fare advertising, fees for optional services, flight cancellations and delays (including lengthy tarmac delays at U.S. airports), responses to customer complaints, oversales and “bumped” passengers, interactions with passengers during the reservations process, at the airport and on board the aircraft, airlines’ adoption of and adherence to customer service plans, and the handling of baggage and assistive devices. Failure to remain in full compliance with such rules may subject us to fines or other enforcement action, which could have a material effect on our business, results of operations and financial condition. Additionally, the U.S. Congress passed a law addressing airline refunds in 2024, and the DOT promulgated new rules that address airline refunds and transparency of airline ancillary service fees. Among many other requirements, the airline refund rule requires airlines to (i) provide prompt and automatic refunds of airfares to consumers for canceled or significantly delayed or changed flights (if the customer does not fly on the significantly delayed or changed flight and does not accept the airline’s offer of alternate transportation or travel credits, vouchers or other compensation in lieu of a refund), (ii) provide travel vouchers or credits (valid for at least five years from date of issuance) to certain passengers who are unable or advised not to travel as scheduled because of a serious communicable disease, (iii) provide refunds of fees for ancillary services that consumers paid for but that were not provided, and (iv) refund fees for significantly delayed checked bags. Under a separate DOT rule, the scope of ancillary fee information that must be presented on airline websites whenever fare and schedule information is provided in response to a consumer’s itinerary search would have been significantly expanded; however, a U.S. Court of Appeals vacated that rule in February 2026. The court noted the DOT’s stated intent to redesign or formally rescind the vacated rule. The DOT has also announced an expected Notice of Proposed Rulemaking, tentatively scheduled for publication in Spring 2026, to reduce regulatory burdens on airlines and ticket agents by revising, among other things, the definition of “flight cancellation” that would entitle consumers to a ticket refund, the meaning of “timely bag delivery” for domestic and international flights, and regulations requiring automatic refunds of ancillary fees for services not provided.

In addition to the regulations on airline refunds and transparency of airline ancillary service fees, DOT also issued in 2024 other regulations and proposed regulations that required (or, if finalized as proposed, will require) compliance efforts, changes to internal policies and procedures, and further expenditures, such as (i) a final rule under the Air Carrier Access Act (ACAA) addressing wheelchair and scooter handling and improper passenger transfers to and from aircraft seats, aisle chairs, and personal wheelchairs, (ii) a final rule that increased the limits of liability for denied boarding compensation for passenger oversales, and (iii) a Notice of Proposed Rulemaking to require airlines to seat young children, aged 13 and under, adjacent to an accompanying adult at no additional cost beyond the fare (subject to certain limited exceptions).

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

Our ability to operate as an airline in the United States is dependent on maintaining our certifications, permits and authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. U.S. federal law requires that foreign air carriers, like us, providing air transportation to and from the United States hold a DOT-issued foreign air carrier permit or exemption. The revocation of such DOT authority or our FAA authorization would render it impossible for us to continue operating as an airline in the United States. The DOT and the FAA may also institute investigations or administrative proceedings and issue fines against airlines for violations of their regulations.

Furthermore, we cannot assure you that airline industry regulations enacted in the future in Mexico, Central America, South America and the United States, or changes to international treaties and other agreements governing civil air transportation, will not increase our costs significantly.

Airlines are often affected by factors beyond their control, including air traffic congestion at airports, weather conditions, health outbreaks or concerns, pandemics, or increased security measures, any of which could harm our business, results of operations and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, shortage of air traffic controllers, adverse weather conditions, health outbreaks or concerns, increased security measures, and new travel-related taxes. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn could adversely affect our profitability. The governments of Mexico, the United States and the Central and South American countries in which we operate control their respective airspace and airlines are completely dependent on the AFAC, the FAA and the other aviation authorities in the Central and South American countries in which we operate to keep these airspaces in a safe, efficient and affordable manner.

The air traffic control system, which is operated by Services to the Navigation in the Mexican Air Space (Servicios a la Navegación en el Espacio Aéreo Mexicano) in Mexico, the FAA in the United States, the Central American Corporation of Aerial Navigation Services (Corporación Centroamericana de Servicios de Navegación Aérea) in Central America, the Air Navigation Services Directorate (Dirección de Servicios a la Navegación Aérea) in Colombia, and the Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) in Peru, faces challenges in managing the growing demand for air travel. U.S. and Mexican air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. For example, in January 2023, flights in the United States were halted for a few hours after the FAA’s NOTAM system, used to provide certain information to pilots went down due to a damaged database file. Adverse weather conditions and natural disasters can also cause flight cancellations or significant delays.

Cancellations or delays due to weather conditions, natural disasters, air traffic control problems, health outbreaks or concerns, pandemics, breaches in security or other factors and any resulting reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Recent global conflicts are likely to continue to affect flight traffic. Additionally, climate change may increase the frequency and severity of adverse weather conditions, including extreme weather events, which could result in more frequent or prolonged operational disruptions, impact airport and infrastructure availability, and reduce demand for air travel to certain destinations.

Airline consolidations and reorganizations could adversely affect the industry.

The airline industry has undergone substantial consolidation throughout the years and recently, including the Company’s business combination agreement with Viva, to create a new Mexican airline group, and it may undergo additional consolidation in the future. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors. In particular, the airline industry in Mexico has seen a sharp contraction with the exit of more than nine Mexican airlines since 2007, according to data from the SICT. On February 15, 2023, Transportes Aeromar, S.A. de C.V., a regional carrier, announced its definitive cessation of operations. In April 2023, Interjet declared bankruptcy in Mexico. It is possible that further airline reorganizations, consolidation, bankruptcies, or liquidations may occur in the current global economic environment, the effects of which we are unable to predict. We cannot assure you the occurrence of these events, or potential changes resulting from these events, will not harm our business or the industry. Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

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

Furthermore, our operations could be negatively affected if essential employees are required to be quarantined as the result of an actual or suspected exposure to public health threats as experienced during the COVID-19 pandemic. In the case of public health threats, any shutdowns involving us or any of our subsidiaries, our contractors, suppliers, customers and other business partners, our business, results of operations and financial condition may also be materially adversely affected. Furthermore, any actions taken by governmental authorities and other third parties in response to a pandemic may negatively impact our business, results of operations and financial condition. If as a result of public health threats that disrupts our operations, our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain operating and financial covenants under our financing agreements or with other material provisions of our contractual obligations and may negatively impact our business, results of operations and financial condition.

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

Our fuel hedging policy allows us to enter into fuel derivative instruments to hedge against changes in fuel prices when we have excess cash available to support the costs of such hedges. As of December 31, 2025, we did have hedge positions for our projected fuel requirements for the second quarter of 2026.

Our hedging program may not be successful in mitigating higher fuel costs and any price protection provided may be limited due to the choice of hedging instruments and market conditions, including breakdown of correlation between hedging instrument and market price of aircraft fuel and failure of hedge counterparties. To the extent that we decide to use hedge contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such hedge contracts may limit our ability to benefit fully from lower fuel prices in the future. If fuel prices decline significantly from the levels existing at the time we enter into a hedge contract, we may be required to post collateral (margin) beyond certain thresholds. There can be no assurance that our hedging arrangements, if any, would provide any particular level of protection against rises in fuel prices or that our counterparties will be able to perform under our hedging arrangements.

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

The airline business is capital intensive and, as a result, many airlines are highly leveraged. Most of our aircraft and spare engines are leased, and we paid the lessors rent and maintenance deposits aggregating U.S.$631.0 million and U.S. $5.0 million, respectively, in 2025, and have future operating lease obligations aggregating U.S. $3.2 billion over the next 12 years. In addition, we have significant obligations for aircraft and engines that we ordered from Airbus and IAE, respectively, for delivery over the next six years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, fuel prices, further weakening or improvement in the Mexican and U.S. economies, whether financing is available on reasonable terms or at all, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

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

We currently finance our aircraft through sale and lease back arrangements with operating leases as well as finance leases. In the future, we may elect to own a portion of our fleet, as well as continue to lease aircraft through long-term operating leases. We may not be able to obtain lease or debt financing on terms attractive to us or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

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

Our business is heavily dependent on our routes to and from the Mexico City, Tijuana, Guadalajara and Cancun airports. Routes through these cities make up a large portion of our total routes. The Mexico City International Airport has been declared saturated since 2014. On August 31, 2023, the AFAC issued a resolution that further reduced the number of operations in the Mexico City International Airport to a maximum of 43 operations per hour, which took effect on January 8, 2024. In response, we reduced capacity at the Mexico City International Airport, redeploying six aircraft lines to other domestic airports by the end of 2024. In May 2025, the AFAC authorized a limited increase in the maximum number of operations at the Mexico City International Airport from 43 to 44 flights per hour. We cannot guarantee that in the future we may maintain or obtain additional slots in Mexico City.

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

As of December 31, 2025, the average age of our 155 aircraft in service was 6.6 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In addition, the terms of certain of our lease agreements require us to pay supplemental rent, also known as maintenance deposits, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our statements of financial position. During the year ended December 31, 2025, we entered into a series of transactions designed to provide us with credit letters intended to fund aircraft maintenance deposits. The credit letters deposits increased overall from U.S. $216.5 million in 2024 to U.S. $250.8 million in 2025. Any significant increase in maintenance and repair expenses would have a material adverse effect on our margins and our business, results of operations and financial condition.

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

A limited number of suppliers for essential airport services could result in service disruptions, higher costs, and reduced operational flexibility and may adversely affect our operations and passenger satisfaction.

In some specific cases, airport operations have faced challenges due to a limited number of suppliers providing essential services. This limitation affects several critical areas, including wheelchair availability, ramp services, and trash disposal. With fewer suppliers, there is an increased risk to us of service disruptions, higher costs, and reduced flexibility in meeting passenger needs. These constraints can impact overall airline efficiency and passenger satisfaction, particularly during periods of high demand or operational stress and may adversely affect our operations and passenger satisfaction.

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

We have entered into aircraft and engine operating lease agreements, sale and leaseback arrangements and finance leases with various lessors. These agreements contain certain events of default and also require us to comply with certain covenants, including covenants triggered by a change of control, during the term of each agreement. The lease agreements generally provide for events of default if:

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

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 13.37 block hours in 2023, 13.03 block hours in 2024, and 12.76 block hours in 2025. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations arising from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, health outbreaks, changes to supply chain and demand conditions, quality issues related to our limited suppliers or other changes in business conditions. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity or our failure to operate within time schedules, could have a material adverse effect on our business, results of operations and financial condition.

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

We rely heavily on technology and automated systems to operate our business and any significant failure of, disruption to, or compromise to these technologies or systems, or those of their operators could materially harm our business, results of operations, or financial condition.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, domain name system, revenue management system, flight operations system, enterprise resource planning system, human resources systems, maintenance systems, telecommunications, network, infrastructure, website, mobile app, and check-in kiosks. To support our operations, for example, our website and reservation system must be able to accommodate a high volume of passengers, maintain secure information and deliver flight information, among other things. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained by third-party service providers, to be able to securely and reliably issue, track and process these electronic tickets. Any material failure, interruption, disruption, or security incident affecting these systems, whether due to internal issues, cyber threats (such as ransomware), or disruptions by third-party service providers, that adversely impact our ability to conduct business could result in material revenue loss and reputational harm. If our reservation system fails or experiences interruptions or denial of service and we are unable to book seats for a significant period of time, we could lose material amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and expect to experience similar outages in the future. Furthermore, if our flight operations system were to fail, our operations would be materially and adversely affected.

As our reliance on third-party technology providers increases, there is an inherent risk that service interruptions, software failures, or security vulnerabilities affecting these providers could have a material impact on our operations. For example, industry-wide incidents have already occurred that involved unintended software updates, misconfigurations, or cybersecurity breaches in third-party systems that led to widespread service disruptions. While we actively monitor and work with our technology partners to enhance system resilience and business continuity planning, we cannot eliminate the risk of supply chain. In the event of an extended system outage or operational failure, our ability to process reservations, manage flight operations, or provide customer service could be significantly affected and lead to material operational and financial consequences.

We rely on third-party service providers of other automated systems for technical support, software licensing, telecommunications, network, system maintenance, back-office systems and software upgrades. In addition, we maintain processes designed to assess and manage cybersecurity risks associated with third-party service providers, including evaluating the security posture of certain providers and monitoring their performance. However, we do not control the cybersecurity practices of our third-party providers, and any failure by these providers to adequately safeguard their systems and data could adversely affect our operations and expose us to cybersecurity risks. Significant service disruptions, malfunctions or delays with respect to these automated systems, including a failure to provide necessary hardware or software updates or technical support for any key systems could materially harm our business through the loss of important data, increased expenses and decreased revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as contemplated in the agreements, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant. In addition, because we rely on a limited number of key technology providers for certain critical systems, including our reservation and operational systems, any disruption, degradation, or termination of services provided by these vendors could materially disrupt our operations and adversely affect our business, results of operations and financial condition.

In addition, our automated systems are subject to inherent risks including events beyond our control, including natural disasters, terrorist activities, hardware/software vulnerabilities, computer viruses, cybersecurity threats or incidents or telecommunications failures. A substantial or prolonged failure of our critical systems could lead to operational delays, service interruptions, or the inability to process reservations, potentially resulting in customers seeking alternatives with competing airlines. Cybersecurity attacks are expected to accelerate as threat actors are increasingly sophisticated and using techniques and tools, such as artificial intelligence, to circumvent controls, evade detection and even remove forensic evidence. We have experienced cyberattacks and incidents in the past and expect such attacks and incidents to continue in varying degrees in the future. We have implemented security measures, back-up procedures, business continuity plans and disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions or deflect cyberattacks or data breaches. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

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

Moreover, we may face risks related to unauthorized automated access to or extraction of information from our website or mobile app, including through web scraping or similar technologies. Certain third parties may extract flight, pricing or other information from our digital platforms and display such information on their own websites or distribution channels, potentially adding intermediary fees, presenting incomplete or inaccurate information, or displaying such information in a manner that seeks to steer passengers to competitor airlines. Although we seek to monitor and mitigate unauthorized uses of our digital platforms, such activities could result in customer confusion, reputational harm, harm to our revenues, increased operational costs, or legal disputes.

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

In the processing of our customer transactions and otherwise running our business, we receive, process, transmit, and store substantial volumes of data that may be classified as “personal data,” “personal information,” or “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”). Personal Information includes sensitive categories of data (such as payment card information) managed by our reservation system provider, which purpose is to maintain compliance with the Payment Card Industry Data Security Standard. This data is subject to legislation, regulation and other requirements intended to protect the privacy of Personal Information that is collected, processed and transmitted. In addition, we or our service providers collect, retain and otherwise process certain categories of Personal Information that are deemed particularly sensitive and subject to heightened legal protection and requirements, such as biometric information received from customers.

As a result, we must comply with a complex proliferating and fast-evolving set of domestic and international legal requirements in this area, including substantive cybersecurity standards requirements and obligations to notify as well as requirements for notifying regulators and affected individuals in the event of a data security incident. The regulatory environment is increasingly challenging and imposes obligations and risks on our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, Mexico’s Federal Personal Data Protection Law (Ley Federal de Protección de Datos Personales en Posesión de los Particulares), the European Union’s General Data Protection Regulation (and the United Kingdom’s equivalent regulation), and the California Consumer Privacy Act each impose data privacy and security requirements, imposing significant costs on us and carrying substantial fines and penalties for non-compliance. Similar regulations have been (and may in the future be) enacted by other countries and states, including in Central and South America. In addition, many of our commercial partners, including credit card companies, have imposed data security standards that we must meet. While we continue our efforts to meet these regulations and standards, their interpretation is evolving and new and revised rules and standards may be imposed that may be difficult for us to meet and could increase our costs, and we may be liable to regulators, plaintiffs and/or commercial partners for non-compliance or should any payment card information or other protected information be accessed and misused as a result of a lack of sufficient security measures.

Additionally, in the event of a security incident, we could be liable to our commercial partners for losses or penalties resulting from alleged deficiencies in our security measures.

Beyond regulatory compliance, our business depends on consumer trust in the security of our systems, particularly our online platforms through which we sell most of our tickets, and our ability to properly manage and protect Personal Information. Any failure to comply with applicable privacy laws or obligations—whether due to regulatory changes, enforcement actions, or cybersecurity incidents—could lead to significant financial, operational, and reputational harm. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices or otherwise hinder our ability to grow our business. Furthermore, regulatory investigations and lawsuits may be initiated against us that impose material fines, penalties or damages.

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

Our non-ticket revenues are generated from (i) air travel-related services, (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advance seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenues from non-air travel-related services mainly include, but are not limited to, commissions charged to third parties for the sale of services. Additionally, services not directly related to passenger air transportation include sales of v.club memberships. Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airline passengers could harm our business, results of operations and financial condition.

The DOT has implemented many rules that affect foreign air carriers. For example, DOT rules require that any airfare advertisement or other solicitation state the entire price to be paid by the consumer, including mandatory taxes, fees and carrier-imposed charges. DOT rules also require the disclosure of the cost of optional products and services, including baggage charges. The rules additionally restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes, the possibility of which must be disclosed to the consumer, and the consumer’s consent regarding same must be obtained, prior to purchase). Failure to remain in full compliance with these and other DOT rules may subject us to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business, results of operations and financial condition.

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

We rely on a limited number of suppliers for fuel, aircraft and engines. For domestic fuel, we purchase from ASA, where we do most of the fillings and GAFSACOMM. For our international destinations, we have entered into fuel supply agreements with suppliers such as World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies and Titan pursuant to which those companies or their affiliates sell fuel to us at various airports as specified in the agreements. The agreement with ASA expires on March 31, 2027. The agreement with GAFSACOMM is scheduled to expire on October 10, 2028, but can be terminated in advance with 30-days prior notice. If ASA, GAFSACOMM or our other fuel providers offer fuel to one or more of our competitors at a more competitive price or with better terms, it may materially affect our ability to compete against other airlines and may have a material effect on our business. If ASA, GAFSACOMM or our other fuel providers terminate their agreements with us, are unwilling to renew them upon termination or are unable or unwilling to cover our fuel needs, we would have to seek alternative fuel sources. We cannot assure you that we will be able to find other fuel providers or whether we will be able to find one that provides fuel in such a cost-effective manner as our current agreements. Failure to renew agreements or to source fuel from alternate sources will materially and adversely affect our business, results of operations and financial condition.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A320 and A321 aircraft, narrow body aircraft, powered by engines manufactured by IAE, and P&W.

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

We operate a uniform fleet of Airbus A320 and A321 aircraft, which belong to the Airbus A320 family aircraft. Our aircraft also exclusively use IAE and P&W engines. Our dependence on the Airbus A320 and A321 aircraft and IAE and P&W engines makes us particularly vulnerable to any problems that might be associated with the Airbus A320 family aircraft or engines. If any design defect or mechanical problem is discovered, or if the technology relating to such aircraft or engine should become obsolete, our aircraft may have to be grounded while such defect or problem is corrected, assuming it could be corrected at all. Any such defect or problem may also result in aviation authorities in Mexico and the United States implementing certain airworthiness directives which may require substantial cost to comply with. Further, our operations could be materially adversely affected if passengers avoid flying with us as a result of an adverse perception of the Airbus A320 family aircraft or IAE and P&W engines due to real or perceived safety concerns or other problems. Since 2017, P&W’s GTF engines have experienced technical and production issues worldwide. As a result, several A320neo operators, including us, have reportedly caused their aircraft to be inoperative for long periods of time. This problem has also resulted in the delay of delivery of our A320 and A321neo aircraft. We cannot assure you when such problems will be resolved by P&W.

Since the third quarter of 2023, we are subject to the removal of certain GTF P&W engines for preventive accelerated inspections. Consequently, the Company’s GTF engines are being reviewed to ensure compliance with these requirements. The Company currently expects each removed engine to take approximately 365 days to complete a shop visit and return to a serviceable condition and expects the number of service aircraft to rise during 2026. The engine removals, including but not limited to a reduction in capacity, could adversely impact our future operations and financial results.

We are vulnerable to cyberattacks and other cyber-incidents involving our IT Systems and Confidential Information that could materially impact our business, results of operations, and financial condition.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. And as noted above, we and certain of our third-party service providers collect, maintain, and process data about customers, employees, business partners and others, including Personal Information, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”). We face constant cybersecurity threats to the confidentiality, integrity and availability of our IT Systems and Confidential Information, which could impose material financial losses and reputational harm due to equipment failures and operational disruptions, among other things.

The continued spread, sophistication and destructiveness of cyberattacks involving critical infrastructure, particularly as remote working and automation increase, may affect our ability to operate our networks and as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other airlines. The increasing reliance on remote work, automation, and artificial intelligence further introduces new cybersecurity risks, some of which are not yet fully understood or mitigated. Moreover, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

Cyber threats—including ransomware, computer viruses, phishing campaigns, denial-of-service attacks, and other advanced techniques used by threat actors—have grown in frequency, sophistication, and severity. Threat actors are increasingly leveraging artificial intelligence and other evolving technologies to bypass security controls, evade detection, and erase forensic evidence, making it more challenging to identify, investigate, and remediate cyber incidents. Additionally, cyber risks arise from known and unknown vulnerabilities in open-source or commercial software integrated into our IT Systems or those of our suppliers and service providers. Despite ongoing efforts to monitor, identify, and remediate security vulnerabilities, the complexity and scale of modern IT environments make it impractical to eliminate all risks. Although we maintain processes and technologies designed to detect, respond to and recover from cybersecurity incidents in a timely manner, such measures may not be sufficient to identify or mitigate all threats, particularly as threat actors continue to evolve their tactics, techniques and procedures. While we constantly experience cyber threats, attacks, and incidents (such as phishing and social engineering attacks, denial-of-service attacks, ransomware attempts, and attacks and breaches experienced by our third-party services providers), to date, no incidents have had a material impact on our operations or financial results; however, we cannot guarantee that future cyber threats and incidents will not result in material adverse effects on our operation or financial results. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

Additionally, there can be no assurance that our cybersecurity risk management framework—including governance practices, security protocols, and response procedures—will be effective or complied with across all areas of our operations. Our cybersecurity risk management program is integrated into our overall enterprise risk management framework and is designed to protect the confidentiality, integrity and availability of our IT Systems and Information. A successful cyber-attack or security breach could result in material adverse effect in our financial results and operations, including increased remediation and restoration costs, and cybersecurity expenses, regulatory investigations, litigation (including class action lawsuits), reputational damage, lost revenues from business disruption, and potential loss of customers and business partners. Furthermore, unauthorized access to sensitive information—such as financial data, payment details, or employee and customer Confidential Information—could undermine consumer and investor confidence and lead to significant regulatory penalties or contractual liabilities that materially impact our financial condition. We also have acquired and will likely continue to acquire services of companies with potential cybersecurity vulnerabilities or unsophisticated security measures, which exposes us to significant integration-related cybersecurity risks. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We use AI Technologies in our business, and the deployment, use and maintenance of these technologies involve technological and legal risks.

We use artificial intelligence, machine learning and generative AI technologies (collectively, “AI Technologies”) in our business and continue to invest in this area. For example, we use AI Technologies to power “Vane”, our customer support chatbot, which is designed to assist customers with topics such as upcoming travel, reservations and general travel policy inquiries. We are also exploring additional applications of AI Technologies across our operations, including customer service enhancements, demand forecasting, and internal process automation.

The development, deployment and ongoing operation of AI Technologies may expose us to a variety of risks. These include risks related to data privacy and protection, cybersecurity, intellectual property rights, regulatory compliance, and evolving legal frameworks governing artificial intelligence. AI systems, particularly generative AI systems, may produce illegal, infringing, inaccurate, misleading, incomplete, defamatory, biased, or otherwise harmful outputs, or outputs that are inconsistent with our policies or customer expectations. Such outputs could result in customer dissatisfaction, reputational harm, regulatory scrutiny, litigation exposure or other adverse consequences.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. If we are unable to effectively manage these risks, or if our AI Technologies fail to perform as intended, our business, financial condition, results of operations and reputation could be adversely affected.

In particular, if the models underlying the AI Technologies we use are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, uncategorized, inaccurate, biased or otherwise poor quality data; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims. We maintain governance processes designed to oversee the development, deployment and use of AI Technologies; however, such processes may not be sufficient to prevent unintended outcomes, operational disruptions, regulatory non-compliance or other adverse effects.

We use AI Technologies licensed from third parties. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, any failure or inaccuracy of such third-party AI Technologies, including failures or inaccuracies of underlying models, software, or data sources, could adversely affect the performance, reliability or availability of our AI-enabled systems. Further, to the extent any third-party AI Technologies are used as a hosted service, any disruption, security flaw, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Moreover, the regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be enjoined in judicial proceedings, or may be interpreted or enforced in ways that would affect our ability to develop or deploy AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are exposed to the circumstances prevalent in the countries in which we operate. Although the majority of our revenue originates from our Mexican domestic operations, we also conduct an important part of our operations in the United States and Central and South America. For the year ended December 31, 2025, 41% of our total revenues were attributable to international operations. Like other companies with international operations, political, economic, geopolitical or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity and results of operations.

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

Our business is labor intensive, with labor costs representing 13%, 15%, and 16%, of our total operating expenses for the fiscal years ended December 31, 2023, 2024, and 2025, respectively. As of December 31, 2025, 72% of our workforce was represented by the general aviation union (Sindicato de Trabajadores de la Industria Aeronaútica, Similares y Conexos de la República Mexicana-STIAS) and thereby covered by substantially the same collective bargaining agreement entered into between us and each of our subsidiaries. The collective bargaining agreements are negotiated every two years in respect of general labor conditions and every year in connection with wages. Our current agreements with this union will expire in February 2028 with respect to salaries and benefits. On January 19, 2026, a salary review agreement was signed with the union, in accordance with the terms established in the collective bargaining agreement. This agreement stipulates a 4% salary increase, including per diem and food allowances.

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

We qualify as a foreign private issuer (“FPI”) within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we currently publish our results through press releases. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold our securities, you may receive less or different information about us, and at different times, than that you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Also, in June 2025 the SEC issued a concept release soliciting public comment on potential changes to the definition of a FPI. This release is the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks related to our securities and the ADSs

The trading prices for the ADSs and our Series A shares may fluctuate significantly.

Future trading prices of the ADSs or Series A shares may be volatile, and could be subject to wide fluctuations in response to various factors, including:

•	changes in the market valuation of companies that provide similar services;
•	economic, regulatory, political and market conditions in Mexico, the United States and other countries;
•	industry conditions or trends;

•	availability of routes and airport space;
•	the introduction of new services by us or by our competitors;
•	real or perceived health and safety standards in air travel and related services;
•	our historical and anticipated quarterly and annual operating results;
•	variations between our actual or anticipated results and analyst and investor expectations;
•	announcements by us or others and developments affecting our business;
•	changes in technology affecting our aircraft;
•	announcements, results or actions taken by our competitors;
•	investors’ perceptions of us or the services we provide;
•	changes in financial or economic estimates by securities analysts;
•	our announcement of significant transactions or capital commitments, including our announcement in December 2025 regarding the Proposed Transaction;
•	currency devaluations and imposition of capital controls;
•	additions or departures of key management;
•	future sales of the ADSs and Series A shares;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	accidents, health concerns, pandemics, and other events affecting airline operations;
•	media reports and publications about the safety of our aircraft or the aircraft type we operate;
•	changes in the price of fuel;
•	announcements concerning the availability and reliability of the type of aircraft or engines we use;
•	changes in government trade policies, including the imposition of tariffs;
•	the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, fuel prices, operating costs and our business;
•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations; or
•	sales of our common stock or other actions by investors with significant shareholdings.

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

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of aggregate market capitalization of the companies listed therein, but it remains relatively illiquid and volatile compared to other major foreign stock markets. Although the public participates in the trading of securities on the Mexican Stock Exchange, a substantial portion of trading activity on the Mexican Stock Exchange is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, as Mexican companies, tends to be generally lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our Series A shares to sell its Series A shares at the desired time or at the desired prices and may also adversely affect the market price of the Series A shares and, as a result, the market price of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market price for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause the stock price and trading volume of both our shares or our ADSs to decline.

If we issue additional equity securities in the future, shareholders may suffer dilution, and trading prices for our securities may decline.

In connection with our business strategy of expanding through acquisitions, we may finance corporate needs and expenditures, or future transactions, by issuing additional capital stock. Any such issuances of capital stock would result in the dilution of proportional interest of existing shareholders’ ownership stake. In addition, future issuances of our equity securities or sales by our shareholders or management, or the announcement that we or they intend to make such an issuance or sale, could result in a decrease in the market price of the ADSs and Series A shares. There can be no assurance that such fluctuations will not adversely affect the value of the investment of holders of our shares or our ADSs. See “Risks Related to the Proposed Transaction—The issuance of Volaris Shares to Viva stockholders in the Proposed Transaction will substantially reduce the percentage ownership interests of Volaris stockholders” for more information

Provisions of Mexican law and our by-laws make a takeover more difficult, which may impede the ability of holders of Series A shares or ADSs to benefit from a change in control or to change our management and board of directors.

Provisions of Mexican law and our by-laws may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control. Holders of ADSs may desire to participate in one of these transactions but may not have an opportunity to do so. For example, our by-laws contain provisions which, among other things, require board approval prior to any person or group of persons acquiring, directly or indirectly, (i) 5% or more of our shares (whether directly or by acquiring ADSs or CPOs), or (ii) 20% or more of our shares (whether directly or by acquiring ADSs or CPOs) and in the case of this item (ii) if such approval is obtained, require the acquiring person to make a tender offer to purchase 100% of our shares and CPOs (or other securities that represent them) at a substantial premium over the market price of our shares to be determined by the board of directors, based upon the advice of an independent financial advisor.

With the adopted restated by-laws and the issuance of the resolution by which the board of governors (Junta de Gobierno) of the CNBV exempts certain shareholders of Viva from conducting a tender offer in connection with the Proposed Transaction, among other conditions to the Closing of the Proposed Transaction pursuant to the business combination agreement, the Proposed Transaction will not require any additional action under the aforementioned provisions of the LMV and our by-laws relating to change of control.

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

We may finance future corporate needs and expenditures by using shares of Series A common stock, to be evidenced by Series A shares, CPOs or ADSs. Any such issuances of such shares could result in a dilution of your ownership stake or a decrease in the market price of the ADSs or the Series A shares. In addition, our principal shareholders are entitled to rights with respect to registration of their shares under the Securities Act, pursuant to the registration rights agreement we have on file with the SEC. See Item 7: “Major Shareholders and related Party Transactions—Major Shareholders.” For example, we have previously registered offerings of equity securities pursuant to registration statements filed with the SEC, in connection with which securities issued in such offerings become eligible for trading in the public market. In addition, we expect to issue approximately 1,078,528,426 combined company Series A shares (or the equivalent thereof in combined company ADSs or combined company Series B shares for non-Mexican qualified holders) to Viva shareholders in connection with the Proposed Transaction. See Item 4: “Information on the Company—Proposed Transaction with Viva.” The ability of Viva shareholders to sell such combined company securities following the consummation of the Proposed Transaction is subject to a number of contractual restrictions. Nevertheless, substantial sales of our ADSs or Series A shares, including sales of securities issued in connection with the Proposed Transaction or the perception that such sales could occur, could cause the price of our ADSs or Series A shares to decrease.

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

We do not intend to pay cash dividends for the foreseeable future, and our line of credit with Banco Santander México and Bancomext may limit our ability to declare and pay dividends.

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

In addition, our line of credit with Banco Santander México (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements” and Item 8: “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Minority shareholders may be less able to enforce their rights against us, our directors, or our majority shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because Mexican laws concerning fiduciary duties of directors (i.e., the duty of care and the duty of loyalty, the only duties recognized under Mexican law) have been in existence for a relatively short period of time and the laws concerning such duties are not as developed as the laws in the United States, it is more difficult for minority shareholders to bring an action for breach of fiduciary duties in Mexico as compared to the United States. Also, such actions may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company and not the initiating shareholder). The grounds for shareholder derivative actions under Mexican law are limited. Even though applicable law has been modified to permit shareholder derivative actions, and procedures for class action lawsuits have been adopted in Mexico, there is very limited precedent with regards to such class action lawsuits and how procedures for such suits are followed in Mexico. Therefore, it will be much more difficult for our minority shareholders to enforce their rights against us, our directors, or our majority shareholders than it would be for minority shareholders of a U.S. company.

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

Our interest rate expense for any particular period will fluctuate based on SOFR and TIIE.

As of December 31, 2023, 2024 and 2025, all our US dollar financing facilities at floating rate are referenced to SOFR.

A portion of our long-term indebtedness/derivative instruments bear interest at fluctuating interest rates, which may be based on the Secured Overnight Financing Rate, SOFR, and the Tasa de Interés Interbanciaria de Equilibrio, TIIE. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. TIIE is determined by the Mexican Central Bank (Banco de México) based on quotes presented by credit institutions. We have not hedged our interest rate exposure with respect to our floating rate debt, except for interest rate caps for our TIIE referenced debt. Accordingly, our interest expense for any period will fluctuate based on SOFR and TIIE. To the extent the interest rates applicable to our floating rate debt increase, our expenses may increase accordingly. As a result, our available cash flow for general corporate purposes may be impacted. As of December 31, 2025, a portion of our U.S. dollar-denominated credit facilities bear interest based on SOFR. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

If we are classified as a “passive foreign investment company” (“PFIC”), holders of our ADSs subject to U.S. federal income taxation may realize adverse tax consequences.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), or (2) 50% or more of the average quarterly value of our assets (which may be determined in part by our market capitalization, which is subject to change) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as discussed in more detail in “Taxation—Material U.S. Federal Income Tax Consequences”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs.

Risks related to Proposed Transaction

The issuance of Volaris shares to Viva shareholders in the Proposed Transaction will substantially reduce the percentage ownership interests of Volaris stockholders.

If the Proposed Transaction is completed, it is expected that, on a fully diluted basis, approximately 1,078,528,426 combined company Series A shares (or the equivalent thereof in combined company ADSs or combined company Series B shares for non-Mexican qualified holders) will be issued to Viva shareholders. See Item 4: “Information on the Company— Proposed Transaction with Viva.”

Following the completion of the Proposed Transaction, existing Volaris stockholders are expected to own approximately 50% of the outstanding capital stock of Volaris, and former Viva shareholders are expected to own approximately 48% of the outstanding capital stock of Volaris (with approximately 2% of the outstanding capital stock of Volaris held in treasury to support the potential conversion of certain legacy convertible notes of Viva that will be assumed by the combined company in connection with the merger).

The issuance of Volaris shares to Viva shareholders in the Proposed Transaction will cause a significant reduction in the relative percentage ownership interest of the current stockholders of Volaris in earnings, voting, liquidation value and book and market value.

The Proposed Transaction could affect the market price of our shares and ADSs.

If and when the Proposed Transaction becomes effective, Viva will cease to exist as the non-surviving entity and its shares will be cancelled, while we, as the continuing and surviving entity, will increase our capital stock in accordance with the terms set forth in the Business Combination Agreement. The purpose of such capital increase will be to reflect, for accounting purposes, the incorporation of Viva’s equity into Volaris and will not imply the issuance of shares to be offered to the investing public nor will it modify the ownership interests of our current shareholders beyond (i) the dilution that they will suffer due to the issuance of the additional shares derived from the capital increase and (ii) the issuance of Volaris Class II Shares, Series B-1 and Series B-2, respectively, which will be issued exclusively to certain specified shareholders of Volaris (through the conversion, on a share-by-share basis, of a portion of the underlying Volaris ordinary shares into ADSs and the resulting cancellation of such ADSs and the CPOs representing them).

Notwithstanding the foregoing, the implementation of the Proposed Transaction could be perceived negatively by some investors or generate uncertainty as to its corporate, operational or financial effects. Consequently, the market price of our shares and ADSs could experience fluctuations, which there can be no assurance will be positive. Such fluctuations could cause investors to lose some or all of their investment in our shares and ADSs.

We are subject to business uncertainties and contractual restrictions while the Proposed Transaction is pending, which could adversely affect our business and operations.

Due to ongoing uncertainty about the Proposed Transaction, it is possible that some customers, suppliers and other persons with whom we have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us, which could negatively affect our revenue, as well as the market price of our shares and ADSs, regardless of whether the Proposed Transaction is completed.

Under the terms of the business combination agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Proposed Transaction, which may adversely affect our ability to execute certain of our business strategies. Such limitations could negatively affect our business and operations prior to the completion of the Proposed Transaction.

The Proposed Transaction is subject to the satisfaction of certain closing conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all.

Completion of the Proposed Transaction is subject to a number of closing conditions, including: (i) the approval of Mexico’s National Foreign Investment Commission (Comisión Nacional de Inversiones Extranjeras); (ii) certain antitrust approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the authorization of the National Antitrust Commission (Comisión Nacional Antimonopolio) (Mexico), and the authorization of Civil Aeronautic Special Unit (Unidad Administrativa Especial de Aeronáutica Civil de Colombia) (Colombia); (iii) the CNBV shall have approved a request to update the registration of Volaris shares in the RNV and register the Volaris shares to be issued in connection with the Proposed Transaction; and (iv) the resolution of the board of governors of the CNBV exempting certain Viva shareholders from the obligation to conduct a tender offer in connection with the Merger.

No assurance can be provided that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, even if all required consents and approvals can be obtained and all closing conditions are satisfied (or waived, if applicable), no assurance can be provided as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Proposed Transaction. Many of the conditions to completion of the Proposed Transaction are not within our control, and we cannot predict when or if these conditions will be satisfied (or waived, if applicable). Any adverse consequence of the Proposed Transaction could be exacerbated by any delays in completion of the Proposed Transaction or termination of the business combination agreement.

Failure to successfully integrate our businesses and Viva’s business in the expected timeframe may adversely affect the combined company's future results.

We entered into the business combination agreement with Viva with the expectation that the Proposed Transaction will result in various benefits, including certain cost savings and operational efficiencies or synergies. To realize these anticipated benefits, our business and Viva’s business must be successfully integrated. Historically, we and Viva have been independent companies, and we will continue to be operated as such until the completion of the Proposed Transaction.

The integration may be complex and time consuming and may require substantial resources and effort. The management of the combined company may face significant challenges in consolidating our operations and Viva’s operations, integrating the two companies’ technologies, procedures, and policies, as well as addressing the different corporate cultures of the two companies. If the companies are not successfully integrated, the anticipated benefits of the Proposed Transaction may not be realized fully or at all, or may take longer to realize than expected.

Opposition by creditors to the merger.

Any creditor with a legal interest may initiate legal proceedings before the Mexican courts to oppose the Proposed Transaction. In connection with such opposition, the merger may be temporarily suspended if the party initiating the proceeding guarantees by means of a bond the damages that could be caused to us as a result of the opposition. The temporary suspension may continue until there is a judicial resolution that the opposition is unfounded, or when an agreement is reached between the opposing party and us. After such period has elapsed, no creditor may oppose the merger.

The legal grounds on which it is possible to oppose a merger, and the measures that a court may impose if such opposition is sustained, are not specified in Mexican corporate law and there is no case law on the subject. We cannot anticipate whether anyone will oppose the merger or, if so, what criteria the Mexican courts will follow in conducting the opposition, what steps will be taken in the conduct of the proceeding or what measures will be imposed.

If the Proposed Transaction is not completed, we will have incurred substantial costs that may adversely affect our financial results and operations and the market price of our shares and ADSs.

If the Proposed Transaction is not completed, the price of our shares and ADSs may decline to the extent that the current market price of our shares and ADSs reflects a market assumption that the Proposed Transaction will be completed. We and Viva have incurred and will continue to incur substantial costs in connection with the Proposed Transaction, primarily those related to accounting, tax, legal and other professional services. In addition, we have diverted significant management resources in an effort to complete the Proposed Transaction and are subject to restrictions contained in the business combination agreement on the conduct of our business during the pendency of the Proposed Transaction. If the Proposed Transaction is not completed, we will have received little or no benefit in respect of such costs incurred. Further, if the Proposed Transaction is not completed, we may experience negative reactions from the financial markets and from our suppliers, customers and employees, and, in certain cases, we could incur additional break-up fees pursuant to the business combination agreement relating to the Proposed Transaction. Each of these factors may adversely affect the trading price of our shares and ADSs and our financial results and operations.

We may face difficulties in financing our operations and investments after the Proposed Transaction, which could have an adverse impact on our business and results.

We may need to issue debt or additional equity to fund working capital and capital expenditures or make acquisitions and other investments after the Proposed Transaction. There can be no assurance that debt or equity financing will be available to us on acceptable or absolute terms. If we are unable to obtain sufficient financing on acceptable terms, our financial condition and results of operations could be adversely affected.

We are primarily a holding company and are dependent on the operating results of our subsidiaries and joint ventures.

We depend primarily on the operating results of our subsidiaries and, upon consummation of the Proposed Transaction, will also depend on the operating results of Viva’s subsidiaries that will become our subsidiaries as a result of the Proposed Transaction. Each of our subsidiaries (and each of Viva’s subsidiaries) is a separate legal entity and in some cases our ability to receive cash from them is subject to legal and contractual restrictions. Our ability to pay dividends and meet our debt payments and other obligations depends primarily on the cash flow generated by our subsidiaries (including Viva’s subsidiaries that will become our subsidiaries upon consummation of the Proposed Transaction) and on their ability to make cash available to us in the form of interest payments, debt payments or dividends, among other ways. Each of the aforementioned subsidiaries is a separate legal entity and, under certain circumstances, has legal, tax and contractual restrictions that could limit our ability to make cash available to us.

Except for the credit facility with Santander and Bancomext, in which we are a guarantor, which could limit our ability to declare and pay dividends in the event of a default under such facility, neither we nor any of our subsidiaries have relevant contractual limitations to pay principal, interest and dividends, and any financial or other agreement in the future imposing such limitations could affect our ability to pay our own expenses and debts.

In addition, we are a holding company with no tangible assets of our own, as all assets relevant to the provision of administrative and technical services, as well as those used to operate concessions, licenses and authorizations, are held through our subsidiaries. As a consequence, we depend almost exclusively on the value of the shares of our subsidiaries and our brands as our main assets at the controlling level. In this regard, any payment obligations assumed by us, including dividends or payments derived from financing, will be subject to the availability of cash in our subsidiaries and the existence of sufficient cash flows that can be legally and contractually transferred to us. Such transfers may be limited by corporate or legal requirements, as well as by the terms of the agreements governing our debt or our subsidiaries’ debt.

As a primarily holding company, our ability to satisfy our payment obligations to our creditors depends on the payments we receive from our subsidiaries and our ability to participate in the distribution of their income. In some cases, our right, and therefore the right of our creditors, to participate in our subsidiaries’ revenue sharing may be effectively subordinated to the payment obligations of certain creditors of our subsidiaries under applicable contracts and law.

Any adverse change in the financial condition or results of operations of our subsidiaries could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects, as well as on the market price of our shares and ADSs.

If the Proposed Transaction is not consummated for any reason, we and Viva will continue to operate, compete and exist as separate entities.

In the event that the Proposed Transaction cannot be consummated for any reason, we and Viva would continue to operate as separate companies, maintaining separate corporate structures, business models, asset bases, administrative systems and contractual obligations, and competing with each other. In this scenario, the expected benefits of the corporate integration envisioned in the Proposed Transaction, including operating efficiencies, structural simplification, equity consolidation and corporate governance alignment proposed for us as of the Closing, would not materialize.

In addition, the failure to complete the Closing could create market uncertainty, affect investor and counterparty expectations, and result in additional costs associated with the unconsummated restructuring, which could adversely affect our results of operations, financial condition and prospects. Such circumstances could have an adverse effect on the market price of our shares and ADSs.

If the terms of certain legacy convertible notes of Viva and a related note purchase agreement are not amended prior to or as of the Closing, we may be required to repurchase such legacy convertible notes.

The Proposed Transaction may constitute a change of control under the terms of certain legacy convertible notes of Viva, which, if applicable, would require that we, as successor in interest to Viva, launch an offer to repurchase such legacy convertible notes in accordance with their terms.

In addition, certain terms of the legacy convertible notes of Viva may not be compatible with a company whose shares are listed on a stock exchange. Although Viva is obligated under the business combination agreement to amend the terms of such legacy convertible notes and related agreements prior to Closing, including to address any such incompatible terms, there can be no assurance that such amendments will actually be completed prior to the Closing.

Changes in applicable law may affect the obligations under the Proposed Transaction.

We and Viva must comply with all applicable laws, including anti-corruption and anti-money laundering laws. Any failure to comply with these laws could result in significant penalties, damages to the parties and possible invalidity of the Proposed Transaction agreements, including the business combination agreement. In addition, any change in applicable law could adversely affect the viability of the Proposed Transaction.

The combined post-merger value of the Volaris shares and ADSs and the Viva’s shares may not be equal to the pre-merger value of both shares.

We cannot assure that the combined post-merger trading prices of our shares and ADSs and the Viva’s shares will be equal to or greater than the price of such securities prior to the Proposed Transaction.

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

Overview

We are a ULCC incorporated under the laws of Mexico. Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, Mexico City, Mexico, zip code 01210. Our authorized representative agent in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our agent for service in the United States is Corporation Services Company, 1090 Vermont Avenue NW, Suite 430, Washington, DC 20005. Our telephone number is +52-55-5261-6400.

Since we began operations in 2006, we have increased our routes from five to more than 220 and grown our cost-efficient Airbus A320 family aircraft from four to 155 as of December 31, 2025. We currently operate up to 550 average daily flight segments on routes that connect 44 cities in Mexico, 22 cities in the United States, four cities in Central America and two cities in South America.

We have substantial market presence in the top airports in Mexico (based on number of passengers): Cancun, Guadalajara, Mexico City, and Tijuana. The main U.S. cities we currently serve are home to some of the most populous Mexican and Hispanic communities in the United States based on data from the Pew Hispanic Research Center.

Additionally, our operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016, and our operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021. We seek to replicate our ultra-low-cost model in Central and South America by offering low base fares and point-to-point service in the region.

In addition, on January 16, 2018, we signed a codeshare agreement with U.S. ULCC Frontier, which started operations on August 23, 2018. We expect this agreement and collaboration, one of the first ever between ULCCs, to open additional ultra-low fare travel options between Mexico and the United States. In particular, we currently serve 22 destinations in the United States and 44 in Mexico, of which 21 coincide with Frontier destinations in both countries.

In 2025, we entered into additional codeshare agreements with Copa Airlines, Iberia and Hainan Airlines as part of our efforts to expand our network connectivity, complementing our existing arrangement with Frontier Airlines. These agreements are intended to provide our customers with access to additional destinations.

We are one of the lowest unit cost publicly traded operators worldwide, based on CASM. In 2025, our CASM was U.S. 8.04 cents, compared to an average non-stage-length adjusted CASM of U.S. 11.12 cents for the other Latin American publicly traded airlines, including Aeroméxico, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Allegiant, American, Delta, Frontier, JetBlue, Southwest, and United, which had an average non-stage-length adjusted CASM of U.S. 16.77 cents in 2025. With our ULCC business model, we have grown significantly while maintaining a low CASM over the last several years. We have achieved this through our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure. We have a relentless focus on low costs as part of our organizational culture, and we believe that we can further control our lower CASM by deploying additional Airbus A320neo family aircraft and leveraging our existing infrastructure to drive economies of scale. We believe that our unit cost advantage will allow us to continue stimulating market demand by lowering base fares and to increase non-passenger revenue opportunities.

Our ULCC business model and low CASM allow us to compete principally through offering low base fares to stimulate demand. We use our yield management system to set our fares in an effort to achieve appropriate yields and load factors on each route we operate. We use promotional fares to stimulate demand and price our base fares to compete with long-distance bus fares in Mexico.

During 2025, our average base fare was U.S. $42.0, and we regularly offered promotional fares as low as U.S. $0.05 (MXN $1), excluding airport fees. This reflects a pricing initiative implemented during the year, where we introduced a minimum promotional fare of MXN $1, typically available during the opening of new booking periods with extended advance purchase windows and representing the lowest fare offered during the period. In these specific promotions, the MXN $1 fare applies equally to both regular and v.club customers, while v.club members continue to receive additional discounts on other applicable fares. We have unbundled certain components of our air travel service as part of a strategy to enable our passengers to only pay for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger revenue and total revenue. We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. In 2025, our average load factor was 84.3%, compared to an average load factor of 85.2 % for the other Latin American publicly traded airlines and 82.1% for our U.S.-based publicly traded target market competitors. Higher load factors help us generate additional non-passenger revenue and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

In addition to offering low fares, we also aim to deliver suitable and efficient flying experience to our passengers. We strive to deliver on-time performance to our customers, with an 80.2% on-time performance rate in 2025. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. We believe that our corporate culture of positive “customer relationship management” has also been a key element of our success.

Proposed Transaction with Viva

On December 18, 2025, the Company and Viva entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions of the Business Combination Agreement, Viva will be merged with and into Volaris (the “Merger”), with Volaris continuing thereafter as the surviving entity (the “Combined Company”), in accordance with the Mexico General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law (Ley del Mercado de Valores). Under the terms of the Business Combination Agreement, each issued and outstanding Viva shares as of the effective time of the Merger shall be automatically cancelled and automatically converted into the right to receive the applicable per-share merger consideration, consisting of the applicable number of Combined Company Series A Shares (in the case of Mexican Qualified Holders) or Combined Company American Depositary Shares (in the case of other holders), as specified in the Business Combination Agreement, plus any applicable cash consideration payable in lieu of fractional shares. Following the close of the Merger, the pre-Merger shareholders of Viva and Volaris will hold approximately 48% and 50% of the Combined Company’s capital stock, respectively, with approximately 2% of the Combined Company’s capital stock held in treasury to support the potential conversion of certain legacy convertible notes of Viva that will be assumed by the Combined Company in connection with the Merger. As of the date of this annual report, both Volaris and Viva shareholders have approved the Merger and related transactions contemplated under the Business Combination Agreement, with Volaris' shareholders approving the transaction at an Extraordinary General Shareholders' Meeting held on March 25, 2026, and Viva’s shareholders having previously approved the Merger and related transactions by unanimous written resolutions. The completion of the Proposed Transaction is subject to certain closing conditions, including required regulatory approvals, which have been filed, and that are still pending as of the date of this annual report. If completed, the Proposed Transaction is expected to have a material impact on our business, results of operations and financial condition. For more information, see "Part I, Item 3D. Risk Factors—Risks Related to the Proposed Transaction," "Part I, Item 5. Operating and Financial Review and Prospects—Proposed Transaction with Viva" and "Note 1" to the consolidated financial statements contained in Part III, Item 18 of this annual report.

Principal Capital Expenditures

For the years ended December 31, 2023, 2024, and 2025, we incurred capital expenditures of U.S. $491.1 million, U.S. $600.7 million, and U.S. $315.9 million, respectively, which included acquisitions of rotable spare parts, furniture and equipment and intangible assets. For a discussion of our capital expenditures and future projections. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Environmental Regulation

We are subject to international treaties, bilateral agreements, laws, official Mexican standards, or other regulations applicable to the aviation industry related to the protection of the environment, such as the Mexican General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the Regulation of the General Law of Ecological Balance and Environmental Protection Regarding Prevention and Control of Atmospheric Pollution (Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en Materia de Prevención y Control de la Contaminación de la Atmósfera), the Mexican General Law for Prevention and Handling of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos), the Mexican National Waters Law (Ley Nacional de Aguas) and its regulations, and the General Law on Climate Change (Ley del Cambio Climático) and its regulations. Moreover, we are subject to the Official Rule NOM 036 SICT3 2000, which regulates the maximum limits of aircraft noise emissions as well as the requirements to comply with such limits. In addition, recent regulatory developments in Mexico, including the General Law of Circular Economy (Ley General de Economía Circular) enacted in 2026, may introduce additional requirements related to resource efficiency, waste management, and lifecycle considerations. Although the full scope and implementation of these requirements remain uncertain, they could demand changes to our operations and supply chain practices and result in increased compliance and operating costs.

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

Further, pursuant to the General Law on Climate Change and its regulations, we report our emissions scope 1 and scope 2 inventory in Mexico, to the National Emissions Registry (Registro Nacional de Emisiones (RENE)) and the Pollutant Release and Transfer Register (Registro de emisiones y transferencias de contaminantes (RETC)).

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

U.S. and International Regulation

Operational Regulation

The airline industry is heavily regulated by the U.S. government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, including but not limited to unfair or deceptive practices, unfair methods of competition, advertising and other consumer protection matters, baggage liability, and air travel by persons with disabilities. The DOT has authority to issue permits and other authorizations required for international airlines to provide air transportation to and from the United States. We hold foreign air carrier permits issued by the DOT that authorize us to engage in scheduled and charter air transportation of passengers, property and mail to and from the United States, consistent with the scope of traffic rights provided for under the air transport agreements in place between the United States and each of Mexico, Costa Rica, and El Salvador.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations and safety, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each non-U.S. commercial airline to obtain and hold FAA operations specifications and to conduct its operations in accordance with Parts 91 and 129 of the Federal Aviation Regulations. Operations specifications authorize holders to operate at specific U.S. airports using procedures and aircraft approved by the FAA.

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

We are also subject to the regulation of the aviation authorities of the Central and South American countries in which we currently operate. We hold all necessary operating authorizations, certificates and licenses and are operating in compliance with applicable regulations in such Central and South American countries.

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

Our flight operations are also subject to Animal and Plant Health Inspection Service (“APHIS”) (an agency of the U.S. Department of Agriculture) requirements. APHIS imposes restrictions on the agricultural products that may be transported to and from the United States, how we cater our flights, and how we handle trash generated during flights landing in the United States. APHIS can impose fines and penalties for non-compliance with these requirements. We comply with all APHIS cargo requirements and regulations related to our flights.

Security Regulation

TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of TSA, airport security has seen significant changes including enhancement of flight deck security, the expanded deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger and crew manifest collections and CBP transmittal requirements, expanded background checks, and additional restrictions on carry-on baggage. Funding for passenger security is provided in part by a civil aviation security fee of U.S. $5.60 per-one way trip for air transportation that originates at an airport in the United States. TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot predict what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

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

The USEPA has also adopted rules implementing the ICAO aircraft engine GHG emission standards. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations took effect in April 2024 and will apply to larger business and commercial jet aircraft with either new design types (not previously certified by the FAA) or existing design types that are in production as of January 1, 2028. While the USEPA has proposed to rescind the 2009 GHG Endangerment Finding that provides the authority for various GHG regulations under the Clean Air Act, the ultimate outcome of this proposal is uncertain and more stringent standards, or other restrictions, may also be adopted in the future.

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

The Exploitation Certificate (Certificado de Explotación) of Vuela Aviación was granted by the government of Costa Rica on November 9, 2016, and remains valid until December 20, 2036. The Operating Permit (Permiso de Operación) of Vuela El Salvador was granted by the government of El Salvador on August 23, 2021, and remains valid until May 31, 2029. For more information regarding our aircraft and routes, see Item 4: “Information on the Company—Business Overview.”

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

Where You Can Find Other Information

Our website is www.volaris.com. The information and contents on our website are not a part of, and are not incorporated by reference into, this Annual Report. Information we furnish or file with the SEC, including our Annual Reports on Form 20-F, Reports on Form 6-K and any amendments to or exhibits included in these reports are available for download, free of charge, on our website soon after such reports are filed with or furnished to the SEC. Our SEC filings, including exhibits filed therewith, are also available at the SEC’s website at www.sec.gov.

B.       Business Overview

Industry

There are three primary categories of passenger airlines in the Mexican market: (i) traditional legacy network carriers, such as Grupo Aeroméxico, (ii) ultra low-cost carriers, such as Volaris and Aeroenlaces Nacionales, and (iii) regional carriers that operate exclusively in niche markets within Mexico, constituting approximately 1% of the total market share. The ULCC business model is a subset of the low-cost carrier market.

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

In terms of the macroeconomic environment, GDP growth in Mexico is expected to be 1.6% in 2026 and 2.0% in 2027 according to the Mexican Central Bank’s mid-point projections. Mexico’s GDP grew at a CAGR of 4.4% from 2015 to 2025, according to INEGI. U.S. GDP is expected to grow by 2.4% for 2026, and 2.3% for 2027 according to the U.S. Federal Reserve.

As of 2020, according to the Censo de Población y Vivienda 2020 of INEGI intercensal survey, approximately 70% of the Mexican population was over 18 years of age, which we believe benefits us by providing a strong base of young, potential passengers in the future. These contrasts favorably with more mature aviation markets like the United States, where, as of July 2025, approximately 79% of the population was over 18 years of age according to the U.S. Census Bureau.

However, despite these favorable demographic indicators, the Mexican domestic aviation market remains underpenetrated. According to data from the Airbus Global Market Forecast, as of 2024 the flights per capita in Mexico was 0.6 per capita, indicating a lower level of air travel penetration compared to countries with similar economies (as measured by income per capita) and geographies. Specifically, Colombia’s flights per capita was 1.0 in 2024, compared to 1.0 in Chile during the same year. Lastly, Turkey’s air trips per capita stood at 1.3 as of 2024, according to the same source.

The Mexican low-cost airline industry competes with ground transportation alternatives, primarily long-distance bus companies. Given the limited passenger rail services in Mexico, travel by bus has traditionally been the predominant low-cost option for long-distance travel for a significant portion of the Mexican population. In 2024, bus companies transported over 3.1 billion passengers in Mexico in the domestic market, of which approximately 84.6 million were executive and luxury passenger segments, as measured in segments which include both long-distance (five hours or greater) and short-distance travel, according to the SICT. We believe that an increased shift in demand from bus to air travel in Mexico presents a significant opportunity as the macroeconomic environment improves and rising demographics take shape across the country. Furthermore, we believe that long-distance bus passengers will continue to shift to airplane travel when certain promotional fares are priced lower than bus fares for similar routes.

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

The Mexican federal government still manages and operates the Mexico City International Airport, which it considers strategic, as well as other minor airports in the country. We believe that strong foundational infrastructure, and continued investment and development will result in significant growth potential for the Mexican airline market. In March 2022, the Felipe Angeles International Airport began operations. This airport is managed and operated by the Mexican federal government. The Mexico City International Airport, is under renovation with the goal of concluding during 2026.

According to the Airbus Global Market Forecast 2025 (GMF25), Airbus forecasts a CAGR of 3.8% for domestic air traffic within the Latin America and Caribbean region, from 2019 to 2044. Specifically, the Mexican domestic market is forecasted to exhibit a CAGR of 4.5%, from 2019 to 2044, with a corresponding CAGR of 3.1% for routes between Mexico and the United States during the same period. Similarly, traffic originating from Central America to the United States is expected to achieve a CAGR of 3.7%. The projected growth is primarily driven by intra-regional flows, supported by the continued growth of low-cost carrier networks. The continued growth of the middle class as well as rising income levels is expected to continue to drive long-term economic expansion in Latin America. Traffic between Central America and the Caribbean and North America is expected to remain strong, as North and Latin American LCCs continue to grow their service in this flow.

The Mexican aviation industry has transformed significantly since the emergence of ultra-low-cost carriers and the exit of more than nine carriers since 2007, according to the SICT. Furthermore, the pandemic led to an unprecedented market consolidation. As of December 31, 2025, the top three carriers in Mexico collectively held approximately 99% of the domestic market, with 74% of this share attributed to ultra-low-cost carriers, Volaris and Aeroenlaces Nacionales. Changes in the Mexican airline competitive environment have resulted in an increase in the domestic market load factor for the remaining carriers.

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

Domestic passenger traffic in Mexico has shown consistent growth, with a CAGR of 6.5% from 2010 to 2025, based on data from the AFAC. Similarly, international passenger volumes have increased at a CAGR of 5.6% over the same period. The following table sets forth the historical passenger volumes on international and domestic routes in Mexico from 2010 to 2025:

Passenger Volumes(1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
(millions of segment passengers)
Domestic	24.6	25.6	28.2	30.6	33.0	37.3	41.9	45.4	49.7	53.7	28.3	44.4	57.2	63.6	61.6	63.5
(% growth increased)	0.2%	3.9%	10.3%	8.5%	7.7%	13.0%	12.5%	8.2%	9.5%	8.1%	(47.4)%	57.2%	28.8%	11.2%	(3.3)%	3.2%
International	25.8	26.8	28.5	30.9	33.6	37.5	40.8	45.1	47.6	48.8	20.1	35.8	50.1	54.7	57.9	58.8
% growth increased)	6.3%	4.1%	6.5%	8.1%	8.8%	11.7%	8.9%	10.4%	5.6%	2.5%	(58.8)%	78.2%	40.0%	9.2%	5.7%	1.4%
Total	50.4	52.4	56.7	61.5	66.6	74.8	82.7	90.5	97.3	102.5	48.4	80.2	107.3	118.3	119.5	122.3
% growth increased)	3.2%	4.0%	8.3%	8.3%	8.3%	12.3%	10.7%	9.3%	7.6%	5.4%	(52.8)%	65.9%	33.8%	10.3%	0.9%	2.4%

Source: AFAC – “Traffic Statistics by Airline”

Our international growth strategy focuses on targeting markets in the United States with large Mexican and Latin-American communities in order to stimulate VFR demand and leisure traffic. During 2025, approximately 68% of international passengers in Mexico flew to the United States, making it the largest international destination for air passengers in Mexico. All of the major U.S. legacy carriers fly to and from Mexico, but at a higher cost than low-cost carriers. In many cases, Mexicans residing in the United States purchase airline tickets for family members living in Mexico to fly to the United States to visit them. For this reason, we focus our international routes on U.S. cities with significant Mexican and Mexican-American communities, which are generally located in or near counties with Hispanic populations of over one million as of 2020, according to PEW Research Hispanic Center. Additionally, according to the same source, as of 2024, the top five U.S. states by Hispanic population were as follows:

•	California: 16.1 million;
•	Texas: 12.6 million;
•	Florida: 6.7 million;
•	New York: 4.0 million; and
•	Illinois: 2.5 million.

In recent years, we have also been growing our operations in Central and South America.

In 2025, the Mexican ULCCs (Volaris and Aeroenlaces Nacionales) together maintained 73.5% of the domestic market, based on passenger flight segments, according to the AFAC. The following table sets forth the historical market shares on domestic routes, based on passenger flight segments, of each major market participant for each of the periods indicated:

Market Share(1)
Domestic	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Volaris	14.71%	17.96%	20.39%	23.04%	23.23%	24.67%	27.42%	27.42%	28.31%	31.23%	38.34%	41.22%	41.00%	38.27%	33.28%	34.01%
Grupo Aeroméxico	35.69%	40.07%	37.78%	35.77%	36.04%	33.74%	31.13%	28.96%	27.59%	24.21%	25.31%	27.48%	26.50%	27.53%	27.54%	25.07%
Former Grupo Mexicana(2)	6.01%	—	—	—	—	—	—	—	—	—	—	—	—	—	0.48%	0.68%
Interjet(3)	16.26%	24.78%	23.83%	24.37%	23.69%	24.53%	21.63%	21.18%	20.48%	19.69%	8.75%	—	—	—	—	—
Aeroenlaces Nacionales	8.80%	11.49%	12.49%	12.19%	11.81%	11.70%	14.25%	16.87%	18.35%	20.12%	24.41%	28.31%	30.40%	33.23%	38.03%	39.54%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each airline’s number of passengers by the total number of passengers for all airlines for the period indicated.
(2)	Ceased operations in August 2010 and resumed operations in 2023.

(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

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

The following table sets forth the historical market shares on international routes between Mexico, the United States and other countries, based on passenger flight segments, of key Mexican industry participants for each of the periods indicated:

Market Share(1)
International	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Volaris	9.38%	21.11%	21.45%	20.42%	21.24%	22.75%	24.70%	22.80%	19.63%	21.83%	35.96%	39.20%	35.83%	38.08%	36.72%	36.59%
Grupo Aeroméxico	39.83%	75.73%	67.24%	64.63%	66.05%	61.67%	56.82%	55.65%	53.20%	45.58%	37.28%	41.59%	47.63%	45.47%	46.91%	45.89%
Former Grupo Mexicana(2)	49.94%	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interjet(3)	—	1.51%	8.80%	13.42%	11.09%	13.69%	17.60%	20.72%	24.57%	28.65%	17.93%	—	—	—	—	—
Aeroenlaces Nacionales	0.84%	1.54%	2.13%	0.81%	0.91%	1.52%	0.55%	0.64%	2.46%	3.60%	8.08%	18.11%	15.37%	15.55%	15.91%	17.12%

Source: AFAC– “Traffic Statistics by Airline”

(1)	Market share is obtained by dividing each Mexican airline’s number of passengers by the total number of passengers for all Mexican airlines for the period indicated.
(2)	Ceased operation in August 2010 and resumed operations in 2023.
(3)	Suspended operations in December 2020 and declared bankruptcy in April 2023.

We have been able to grow our international market share in the United States substantially over the past five years even with significant competition from leading U.S. carriers. As of December 31, 2025, we were one of the largest international carrier in terms of passenger flight segments among airlines flying internationally to and from Mexico. We have been able to grow our international market share and our strategy to target and stimulate markets in the United States with large Mexican and Mexican-American communities.

In terms of both domestic and international ticketed passengers, our total passenger volume increased at a CAGR of 13.9% from 2010 to 2025, with approximately 4.4 million booked passengers in 2010 and 31.0 million booked passengers in 2025. Since our inception, total passenger volume has increased at a CAGR of 20.5% from 2006 to 2025, growing from approximately 0.9 million booked passengers in 2006.

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

Since May 2012, we have unbundled certain components of our air travel service as part of a strategy to enable our passengers to select and pay only for the products and services they want to use. This unbundling strategy has allowed us to significantly grow our non-passenger and total revenue. In addition, on July 15, 2025, we launched altitude by Volaris, our in-house loyalty program, designed to drive repeat travel and reward passenger loyalty (“altitude”).

We plan to continue to use low base fares to stimulate additional passenger demand, shift bus passengers to air travel and increase our load factor. Higher load factors help us generate additional non-passenger and total revenue, which in turn, allow us to further lower base fares and stimulate new demand.

We have a relentless focus on low costs as part of our organizational culture. We are one of the lowest-cost publicly traded airline carriers in Latin America, based on CASM. We are also one of the lowest cost carriers in our target markets in Mexico and the United States, compared to our target market competitors, according to public information available from such competitors. We are able to keep our costs low due to our efficient and uniform fleet, high asset utilization, our emphasis on direct sales and distribution and our variable, performance-based compensation structure.

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

Our Strengths

We believe that our strengths are:

Low-Cost Structure. We believe that in 2025 we had one of the lowest cost structures of any Latin American publicly traded airline, with CASM of U.S. 8.04 cents, compared to Aeroméxico at U.S. 12.50 cents, Copa at U.S. 8.60 cents, and LATAM at U.S. 11.44 cents. In 2025, we also had significantly lower costs than our U.S. based publicly traded target market competitors, including Alaska at U.S. 14.99 cents, Allegiant at U.S. 11.24 cents, American at U.S. 17.76 cents, Delta at U.S. 19.31 cents, Frontier at U.S. 9.74 cents, JetBlue at U.S. 14.51 cents, Southwest at U.S. 15.35 cents, and United at U.S. 16.46 cents, according to publicly available financial information.

We achieve our low operating costs in large part due to:

•	Efficient and Single-Family Fleet. We operate a single and efficient fleet of Airbus A320 family aircraft, which is one of the youngest fleets in the Americas, with an average age of 6.6 years as of December 31, 2025.
•	High Asset Utilization. Our fleet has a high-density seat configuration, and we had one of the highest worldwide average aircraft utilization rates at 12.76 block hours per day in 2025.
•	Direct Sales Distribution. We encourage our customers to purchase tickets via our website, mobile app, call center, or airport service desks, as these distribution channels have the lowest cost to us. In 2025, we sold 83% of our tickets through these channels. As of 2025, we implemented the use of a global distribution system through Sabre’s New Distribution Capability or NDC standard.
•	Variable, Performance-Based Compensation Structure. We compensate our employees based on the contribution they make to our success, rather than seniority, by basing their compensation on their performance each year.

Ancillary Revenue Generation. By offering our passengers the flexibility to choose which additional products and services they purchase and use through our unbundling strategy, we have increased average non-ticket revenue per passenger flight segment from approximately U.S. $9.61 in 2010 to U.S. $54.96 in 2025 by, among other things:

•	checked baggage;
•	charging for excess baggage;
•	utilizing our excess aircraft belly space to transport cargo;
•	passing through all distribution-related expenses;
•	charging for advance seat selection, extra legroom, and carriage of sports equipment;
•	consistently enforcing revenue policies, including change fees;
•	generating subscription fees from our ultra-low-fare subscription service, v.club and Annual Pass;
•	deriving brand-based fees from proprietary services, such as our Volaris affinity credit card program;
•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, and making available trip interruption insurance commercialized by third parties, through our website; and
•	selling onboard food and beverages advertising.

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

During 2025, we managed yield and load factor, including through targeted promotional fares that can be as low as U.S. $0.05 (MXN $1), excluding airport fees. We have found that many Mexicans and Mexican Americans living in the United States buy airline tickets for themselves and their family members in Mexico. In addition, we have over 257,000 points of payment throughout Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia that allow travelers, particularly in Mexico, who do not have credit cards, or are reluctant to provide credit card information over the web or call center, to reserve seats using the web or call center and pay with cash within 24 hours. Furthermore, we offer night flights, which appeal to our domestic and international customer base that seek to save on lodging expenses.

Disciplined Approach to Market and Route Selection. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we can achieve and maintain our target level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. We thereby stimulate new demand with low base fares and attempt to shift market share from other operators. Based on our 2025 results, we have developed a profitable route network and achieved a leading market share in several of our markets. As of December 31, 2025, we held over 50% of passenger market share in 141 of our 250 routes, and faced no competition from any other carrier on over 36% of our routes. In 2025, 34 % of our passenger revenues derived from our U.S. routes and 38% of our ASMs were attributed to U.S. routes.

Market Leading Efficiency and Performance. We believe we are one of the most efficient airline carriers in Latin America. In 2025, we achieved an average passenger load factor of 84.3% and an average aircraft utilization rate of 12.76 block hours per day with a standard turnaround time between flights of approximately 71 minutes. For our fleet type, our average aircraft utilization rate of 10.3 flight hours per day in 2025 was among the highest worldwide and was 12% higher than the industry average of 9.2 flight hours per day for all Airbus A320 aircraft and 5% higher than the 9.8 flight hours per day for all Airbus A321 aircraft, according to Airbus. The high-density, single-class seating configurations on our aircraft allow us to increase ASMs and reduce fixed costs per seat better than the lower-density configurations flown by certain of our competitors. In addition, we strive for market-leading operational performance, with an 80.2% on-time performance rate, 99.4% schedule completion and a mishandled baggage rate of only 0.8 bags per 1,000 passengers in 2025.

Brand Recognition and Fan Base. We believe that we have developed strong brand recognition due to our focus on delivering good value and a positive traveling experience to our customers. As of December 31, 2025, we had approximately 5.5 million fans on Facebook, 1.7 million followers on X (formerly Twitter), 647 thousand followers on Instagram, 58 thousand subscribers on YouTube and 254 thousand followers on TikTok, where we primarily focus on marketing, customer service and promotion. Our social media reach has been an effective and very low-cost marketing tool for us and has afforded us the capability to develop highly effective, targeted marketing promotions on very short notice. We have also established various programs to make air travel more inviting for first-time travelers and other passengers who may desire additional services. On April 16, 2021, we received the Famous Brand Declaration from the Mexican Institute of Industrial Property for the “Volaris” brand, and in April 2026, the Mexican Institute of Industrial Property granted an extension of such declaration.

Solid Balance Sheet. We have a healthy level of financial debt, since we have principally financed our operations through equity and operating cash flows, and we have only used operating leases for our aircraft. We believe that our strong financial position enables us to prudently finance new growth opportunities in our markets and to defend our existing network from our competitors. As of December 31, 2025, we had a balance of U.S. $753.9 million in cash and cash equivalents, representing 25% of our last twelve months operating revenues. Additionally, as of December 31, 2025, our credit lines totaling U.S. $2,045.6 million, of which include U.S. $1,447.6 million were related to financial debt (U.S. $273.1 million were undrawn) and U.S. $598.0 million were related to letters of credit (U.S. $241.6 million were undrawn). As of December 31, 2025, we had available lines of credit of U.S. $514.7 million.

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

Our Growth Strategy

Our goal is to continue growing, while maintaining our leadership in key Mexican aviation markets by operating our ULCC business model and focusing on VFR travelers, cost-conscious business travelers and leisure travelers. The key elements of our growth strategy include:

Remain the ULCC of Choice in our Markets. We strive to remain the ultra-low-cost carrier of choice for our existing and new customers as we continue to focus on providing an affordable, suitable, and efficient travel experience to our customers across our expanding operations in Mexico, the United States, Central and South America. Our ULCC business model enables us to operate based on low fare levels, and we intend to continue to maintain low fares to stimulate demand. We believe that we can continue to improve operating efficiencies while maintaining low costs by:

•	fleet transition to cost-efficient Airbus A320neo and A321neo aircraft with higher seat density and lower fuel consumption;
•	spreading our low fixed-cost infrastructure over a larger scale of operations;
•	contracting operating services functions;
•	keeping sales and marketing overhead low; and
•	leveraging joint procurement benefits.

Grow Non-passenger Revenues while Maintaining Low Base Fare to Stimulate Demand. We intend to increase our non-passenger revenues by further unbundling our fare structure and by offering our passengers new and innovative products and services. Through our multiple points of interaction with our customers during each stage of their travel, from ticket purchase through flight and post-trip, we have the opportunity to offer third party products on which we receive commissions, such as hotel rooms, car rentals and trip interruption insurance. In addition, we sell in-flight products and we plan to introduce and expand upon products and services that are unrelated to passenger travel. We provide a membership-based ultra-low-fare subscription service called v.club which had approximately 2.5 million members as of December 31, 2025. The number of v.club members increased by 92% in 2025, compared to 2024. Our zero-fare includes a v.club membership to incentivize more customers to join our discount club and generate repeat business that will reduce our customer acquisition cost.

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

Continue our Disciplined Fleet Growth. As of the date of this annual report, we have firm commitments for 117 Airbus A320 family aircraft that will be delivered over the next seven years, 117 from our purchase agreement with Airbus, including 15 of the next generation Airbus A320neo and 102 of the next generation Airbus A321neo, the delivery of which commenced in 2016 and 2018, respectively. During 2025, we incorporated eight new A320neo and three used and five new A321neo into our fleet.

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

In November 2021, we entered into a new amendment to the purchase agreement with Airbus to purchase 39 additional A320 family NEO aircraft which Airbus committed to deliver between 2023 and 2029, under this amendment we have the option to purchase 25 additional A320 family NEO aircraft and we exercised our right to convert 20 A320neo aircraft to A321neo, four of which have been delivered as of the date of this annual report. In October 2022, we entered into a new amendment to the agreement with Airbus pursuant to which we exercised our right to purchase 25 additional A321neo aircraft which Airbus committed to deliver in 2030.

On November 26, 2024, the Company entered into an amendment to the existing purchase agreement with Airbus to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031. On February 24, 2026, the Company entered into an amendment to the existing purchase agreement with Airbus to reschedule ten of the pending aircraft delivering in 2027 and 2028 to 2032.

Our fleet has reached 156 aircraft as of the date of this annual report. We intend to maintain a young and a common fleet family because we believe it is the most efficient option for our markets and operations.

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

For example, in 2025, we added 35 new routes, including 9 domestic routes and 26 international routes. As part of our continuous monitoring of routes and markets for profitability, we have a proven track record of withdrawing routes that do not meet our profitability expectations. For our future growth opportunities, we have identified approximately 116 routes within Mexico serving markets in excess of 250,000 inhabitants and other leisure destinations, and that have stage lengths of at least 180 miles, and approximately 153 routes internationally that have stage lengths of at least 410 miles.

Our Operations

Passenger Revenues

Passenger revenues accounted for U.S.$2,882.4 million or 94.9% of our total operating revenues in 2025. VFR traffic makes up the largest component of our customers and we believe that our VFR customers are the most cost conscious and time/schedule flexible of all of our travelers. VFR and leisure, the second largest component of our customers, are stronger during the summer, Christmas and New Year season, followed by Easter and respond well to demand stimulation based on low fares. Cost-conscious business travelers make up the third largest component of our customers. Although business travel can be cyclical with the economy, this segment tends to travel steadily throughout the year regardless of the season.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, priority services (Premium Plus) and charters. These fees are recognized as revenue when the obligation of passenger transportation service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

The average fees for advance seat selection, extra legroom, carriage of sports equipment, pets and ticket changes are up to U.S.$35, U.S.$110, U.S.$210, U.S.$192 and U.S.$110, respectively. We also make certain third-party services available through our website.

We recognize revenue from v.club and other similar services as other passenger revenues when the service is provided.

v.club membership generates income by incentivizing customers to make frequent purchases of flight tickets with Volaris, thereby strengthening our base of frequent customers and helping to reduce acquisition costs. v.club subscriptions accounted for 1.1% of our other passenger revenues in 2025.

On January 23, 2023, our subsidiary, Volaris Opco, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V., a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). The agreement ended in June 2025.

Non-Passenger Revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2025, we derived U.S.$155.1 million, or 5%, of our total operating revenues from these sources.

Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of services. These revenues, as well as cargo services, are recognized as revenue at the time the service is provided.

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

We also generate revenues from the Volaris cobranded credit card (“Volaris INVEX”), from multiple revenue streams, such as: billing, redemption, free flights for new customers, among others. Revenue from the Volaris INVEX accounted for 5% of our other non-passenger revenues as of December 31, 2025. We closed 2025 with approximately 2.5 million v.club members and 1.1 million Volaris INVEX holders. For more information on v.club and the Volaris INVEX, see “—Sales, Distribution, Marketing and Advertising—Marketing and Advertising.”

Route Network

We currently serve 72 cities throughout Mexico, the United States, Central and South America. We operate up to 550 average daily segments on routes that connect 44 cities in Mexico and 28 cities in the United States and Central and South America.

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

The following table sets forth the approximate percentage of our ticket sales and applicable fees attributed to each of our main distribution sources in 2025:

Distribution source	% of tickets sold	Fee in dollars(1)
Website and mobile app	80%	$0
Call center	2%	$25
Third-party travel agents	16%	$9
Airport counters	2%	$0

(1)	Standard fee charged per customer.

Our website is our primary platform for ticket sales. Sales through our website and mobile app represent our lowest-cost distribution channel, and it is the channel through which we offer our lowest fares. For all other channels, we pass the additional costs associated with them to our customers.

Our passengers may pay for tickets by credit or debit card at the time of booking on our website or through our call center or in cash within 24 hours at one of the various points of payment located at several different businesses vendors we have made available. In 2025, 92.4% of our sales were paid by credit or with debit card and 7.6% by cash and other forms of payment. We have entered into agreements with Cadena Comercial OXXO, S.A. de C.V., and certain banks in Mexico, the United States, Guatemala, El Salvador, Costa Rica, Peru and Colombia to provide our customers with the opportunity to pay in cash for their tickets at over 257,000 points of payment. These agreements are generally entered into for one- or two-year periods, are subject to termination upon short notice and are renewable by mutual agreement. In 2025, we paid an aggregate of U.S.$72.4 million in commissions, a portion of the cost of which was transferred to the customers using this service.

We have entered into an agreement with One Link México, S.A. de C.V. (“Onelink”) for call center services. Pursuant to this agreement, Onelink fields incoming calls from our customers and provides them with information about our fares, schedules and availability. The agreement with Onelink expires on June 30, 2026.

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

Marketing and Advertising. Our marketing and advertising efforts include the use of the internet, television, radio and billboards. We focus on direct consumer marketing in our target markets, by offering promotional fares and maintaining a strong presence in digital media, such as Facebook, X (formerly Twitter), Google, Instagram, YouTube and TikTok. As of December 31, 2025, we had approximately 5.5 million fans on Facebook, 1.7 million followers on X (formerly Twitter), 647 thousand followers on Instagram, 58 thousand subscribers on YouTube and 254 thousand followers on TikTok, which we primarily use for marketing, customer service and promotion.

We reach our customers directly by holding promotional events that build brand recognition. We also advertise on billboards, in venues that our core consumers frequently attend, radio, television and shopping malls. We have internet promotions directed at current customers, who can register on our website. In addition, we send emails with promotions and advertisement to approximately 1.3 million e-mail addresses on a weekly basis. We strive to have the highest marketing impact at the lowest cost.

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

In August 2024, we and Aeroenlaces Nacionales launched a joint anti-fraud campaign aimed at educating the public on how to safely purchase flight tickets. This collaboration seeks to raise awareness about the growing fraudulent ticket sales, particularly through social media and phone scams. With over 57 million passengers transported by both airlines in 2024, this initiative plays a crucial role in ensuring safe and legitimate ticket purchases for consumers.

In 2025, we launched the “W1NG COD3S” campaign, which turned airplane wings into discount platforms by enabling passengers to capture and redeem aircraft registration codes for flight discounts. While most of the in-flight photos capture the airplane wing, this initiative transformed an overlooked feature into an interactive promotional tool, driving customer engagement and social media visibility. Our marketing efforts were recognized across leading global and regional industry awards, including Effie Awards Mexico, Cannes Lions, The One Show, Clio Awards, and Gerety Awards. These recognitions highlight our ability to combine creativity, data, and cultural relevance to deliver high-impact marketing initiatives.

v.club, our annual subscription-based service, grants members exclusive first access to our lowest fares offerings. In addition, it provides members with guaranteed member-only fare sales and exclusive offers on hotels, rental cars and other travel necessities with YaVas. v.club members may access their benefits through our website and our mobile app. As of December 31, 2025, we had approximately 2.5 million v.club members, an increase of 92% compared to 2024.

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

The Volaris INVEX 2.0 launched in March 2015, and in the addition to the benefits listed above, it also offers at no cost: individual v.club, 2% cash back on all purchases, LoungeKey memberships, among other benefits. As of December 31, 2025, there were 1.1 million Volaris INVEX holders.

We expect that in May 2026, 1.1 million Volaris INVEX credit card accounts, across the three cobrand products (Volaris INVEX 0, Volaris INVEX, and Volaris INVEX 2.0), will migrate to an updated benefits structure as part of the alliance between altitude by Volaris, Volaris, and INVEX.

Under this transition, rewards accrual will shift from “Monedero Volaris” (cashback model) to altitude points across all card tiers. Existing core benefits will remain unchanged.

The baggage benefit will be modified such that the Volaris INVEX 0 card will no longer offer unlimited baggage, while the Volaris INVEX and Volaris INVEX 2.0 cards will continue to provide unlimited baggage, in each case subject to the cardholder traveling and paying 100% of the reservation with the credit card.

Pricing and Yield Management

Our emphasis on keeping our operating costs low has allowed us to set low base fares and increase ancillary revenues while achieving and maintaining profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the highest revenue per block hour on our flights. Most of our seats are sold in the low and mid-fare ranges. Except for special offers and promotions, we do not have advanced purchase restrictions, minimum stays, or any other fare restrictions, such as required Saturday night stays. For some of our flights, we set very low discounted base fares based on fares charged by bus lines for travel to the same destinations, aiming to expand our customer base by adding customers who have previously used other forms of transportation.

Our base fare (“zero”) includes access to a v.club membership and one personal item for domestic and international flights. Our customers may purchase additional products and services for a fee by choosing another type of fare (“basic” or “plus”) or by customizing their trip with products and services directly at any time before the flight. We increase the prices of these products and services the closer the customer purchases them to the departure date as well as using dynamic pricing. Some examples of the additional products and services that our customers may purchase include higher baggage allowances, preferred seating, and food, beverages, or other products on board. All of our fares are non-refundable and subject to change fees.

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

We are committed to compensating our employees based on their performance and rewarding them for their contribution to our success instead of seniority. We base part of our employee compensation on customer service, which is measured through a net promoter score obtained from customer interviews. In 2025, we conducted Net Promoter Score (NPS) surveys during the year with an average of 42,529 monthly responses; as we expand our operations, this number is likely to increase.

We understand that efficient and punctual operations are important to our customers, and we intend to continue to excel in operational performance. The following table sets forth certain performance-related customer service measures for the years ended 2023, 2024, and 2025:

	2023	2024	2025
On-time performance(1)	76.9%	83.6%	80.2%
Schedule completion (2)	99.1%	99.2%	99.4%
Mishandled baggage(3)	0.7	0.7	0.8

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes of the scheduled arrival time).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

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

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among the other Latin American publicly traded airlines. In 2025, our CASM was U.S. 8.04 cents, compared to an average non-stage length adjusted CASM of U.S. 11.12 cents for the other Latin American publicly traded airlines, including Aeroméxico, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Allegiant, American, Delta, Frontier, JetBlue, Southwest, and United, which had an average non-stage-length adjusted CASM of U.S. 16.77 cents in 2025.

Our main competitors in Mexico are Grupo Aeroméxico and Aeroenlaces Nacionales. Internationally, we compete with Grupo Aeroméxico, Aeroenlaces Nacionales and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, Aeroenlaces Nacionales and LATAM.

In 2025, the two Mexican ultra low-cost carriers, Volaris and Aeroenlaces Nacionales, held 73.5% of the domestic market based on passenger flight segments. Volaris had 34.0% of the domestic market, according to the AFAC.

As of December 31, 2025, the number of commercial aircraft in service in Mexico increased to 433, as compared to 389 as of December 31, 2024, according to AFAC. This 11% increase was comprised mainly of narrow body aircraft, including 64 Airbus A320neos, 100 Airbus A320s, 44 Boeing 737s, 48 Airbus A321neos and 21 Airbus A321s.

As of December 31, 2025, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 132 and 34 aircraft, respectively, as compared to 114 and 37, respectively, as of December 31, 2024.

In April 2023, Interjet declared bankruptcy in Mexico.

Aeroenlaces Nacionales, our largest competitor by domestic market share in 2025, increased its fleet from 96 as of December 31, 2024 to 101 as of December 31, 2025, according to AFAC.

As of 2025, our international market share considering all airlines flying internationally to and from Mexico, increased 0.4pp to 11.8%, compared to our market share as of December 2024.

Fleet

Since we began operations in March 2006, we have increased our fleet from four to 155 aircraft as of December 31, 2025, of which 151 are leased, two are held under financing agreements and two are owned.

As of December 31, 2025, we flew only Airbus A320 family aircraft, which provides us with significant operational and cost advantages compared to airlines that operate multiple fleet types. The Airbus A320 family is based on a common aircraft type with the same cabin cross-section, and virtually the same systems, cockpit controls, operating and maintenance procedures, and pilot type rating. The Airbus A320 family aircraft are fuel efficient and allow flight crews to be interchangeable across all of our aircraft while decreasing training, maintenance, spare parts inventory and other operational costs. Due to the commonality among the Airbus A320 family, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each of our routes.

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

In November 2021, we entered into a new amendment to the agreement with Airbus to purchase 39 additional A320neo family aircraft which Airbus committed to deliver between 2023 and 2029. The new order includes 39 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement. In connection with this amendment, we also exercised our right to convert 20 A320neo aircraft into A321neo aircraft, four of which have been delivered as of the date of this annual report.

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

In November 2024, we entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft to be delivered between 2025 and 2031. On February 24, 2026, the Company entered into an amendment to the existing purchase agreement with Airbus to reschedule 10 of the pending aircraft delivering in 2027 and 2028 to 2032.

As of December 31, 2025, our fleet of 155 Airbus narrow-body aircraft consisted of 107 A320s (64 of them are NEO) and 48 A321s (38 of them are NEO). We have a young fleet with the average age of 6.6 years as of December 31, 2025, compared to an average of 8.6 years for the other Mexican airlines according to the AFAC. A young fleet leads to better performance reliability, greater fuel efficiency and lower maintenance costs.

Consistent with our ULCC business model, each of our aircraft is configured with a single-class high density seating configuration. Our Airbus A320s accommodate up to 186 passengers and our Airbus A321s accommodate up to 239 passengers. Each of our Airbus A320 family aircraft is equipped with IAE or P&W engines. We have taken delivery of 49 spare engines (14 of them leased, 33 under financing and two owned) for service replacement and for periodic rotation through our fleet.

The following table shows the historical development of our fleet from 2009 through December 31, 2025:

Fleet additions
(Returns)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
A319	—	5	—	—	(4)	(2)	—	(3)	(3)	(4)	—	(2)	—	(2)	(1)	—	(3)
A320	—	—	8	7	7	8	4	8	5	6	3	6	15	9	3	6	10
A321	—	—	—	—	—	—	2	8	—	4	2	—	—	9	10	8	5
Total fleet	21	26	34	41	44	50	56	69	71	77	82	86	101	117	129	143	155

As of December 31, 2025, we have financed the acquisition of our aircraft through a combination of pre-delivery payment financing (including: (i) a line of credit with Santander and Bancomext under which we act as a guarantor; (ii) financing provided by certain lessors in respect of 3 aircraft to be delivered in 2026; and (iii) a PDP financing facility with Carlyle Aviation Management (through its vehicle Runway Eleven Lender LLC) under which we act as guarantor), purchase, sale and leaseback transactions, finance lease and direct lease agreements, all of which meet the conditions for consideration as operating leases. With respect to purchases, sale and leaseback transactions, we have entered into agreements to purchase aircraft from Airbus, which are sold to lessors and simultaneously leased back through leaseback agreements. We have obtained financing for the pre-delivery payments of all the aircraft to be delivered through the first half of 2028. As of December 31, 2025, we had 151 aircraft leased pursuant to long-term lease agreements for an average term of 12 years and 2 aircraft leased pursuant to finance lease agreements for an average term of 3 years. The operating leases for these aircraft expire between 2026 and 2037. We make monthly lease payments and are not required to make termination payments at the end of the lease unless there is an event of default or total loss of the aircraft. Our aircraft leases provide fixed lease payments. We are required to make certain non-refundable monthly maintenance payments and to return the aircraft in the agreed upon condition at the end of the lease term. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The current purchase agreement with Airbus requires us to accept delivery of 118 Airbus A320 family aircraft in the next seven years (from January 2026 to December 2032). The contractual agreement provides for the addition of 118 aircraft to our fleet as follows: 12 in 2026, 0 in 2027, 16 in 2028, 22 in 2029, 30 in 2030, 28 in 2031 and 10 in 2032. As of the date of this annual report, Airbus continues reviewing its delivery schedules in light of supply chain disruptions and production line slowdowns. Since the COVID-19 pandemic outbreak, and further since the war conflicts in Europe and Middle East, Airbus has notified us of the delay of several aircraft deliveries. Airbus has notified us of possible further delays for the following years. The basic price for each of the firm-order aircraft to be delivered pursuant to our contracts may be adjusted for changes in economic conditions as published by the United States Department of Labor. We must make pre-delivery payments at specific dates prior to the scheduled delivery. The purchase agreement with Airbus does not include the option to have fewer aircraft delivered.

Additionally, during December 2017, we entered into an agreement with Airbus to purchase 80 aircraft, which Airbus committed to deliver between 2022 and 2026. The new order includes 46 A320neo and 34 A321neo. Under such agreement, we agreed to make pre-delivery payments, which shall be calculated based on the reference price of each aircraft following a formula established for such purpose in the agreement. In November 2018, we amended the agreement with Airbus to reschedule the remaining 26 aircraft deliveries between 2019 and 2022. During 2020, we amended the agreement with Airbus to reschedule 98 aircraft, both from this new 80 aircraft order and the previous order, between 2020 and 2028. In November 2021 we entered into a new amendment to the referred agreement to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised our right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, four of which have been delivered as of the date of this annual report. In November 2022, we entered into a new amendment to the referred agreement to purchase 25 additional aircraft, which Airbus committed to deliver in 2030. In November 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031. Finally, on February 24, 2026, the Company entered into an amendment to the existing purchase agreement with Airbus to reschedule 10 of the pending aircraft delivering in 2027 and 2028 to 2032.

Additionally, as of the date of this annual report, we have 28 A320 aircraft returns in the next three years. We also have five A321 aircraft returns in the next three years. However, if necessary, we believe we can negotiate extensions under our lease agreements as we have done in the past, which increases our fleet flexibility. In addition, in the past we have been able to lease aircraft from lessors and expect to have flexibility to do so again in the future. For more information on the risks related to our lease agreements, see Item 3: “Key Information—Risk Factors—A failure to comply with covenants contained in our aircraft or engine lease agreements, or the occurrence of an event of default thereunder, could have a negative impact on us and our financial condition and results of operations.”

Maintenance

We have mandated and approved maintenance programs required by the applicable civil aviation authorities, administered by our maintenance engineering and planning departments. Our maintenance technicians undergo extensive initial and ongoing training (as applicable by the aviation regulations) to ensure the safety of our operations. Line maintenance is performed by Volaris qualified technicians, under Volaris repair station certificates issued by the FAA (USA) and AFAC (México) and by maintenance providers that hold the necessary certifications.

Aircraft maintenance and repair consist of routine and non-routine tasks and are mainly divided into three general categories: routine maintenance, major maintenance and component checks. Routine line maintenance requirements consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly, checks, any diagnostics and routine repairs and any unscheduled tasks that are performed as required. Routine line maintenance events are normally performed by in-house trained mechanics and are primarily completed at the main airports we currently serve, supported by sub-contracted companies. Routine line maintenance also includes scheduled tasks that can typically take from six to 15 days to accomplish and are required between every 24 or 36 months, as applicable, such as 24-month checks and “C checks”.

Major maintenance consists of a series of more complex tasks, including structural checks of the airframe. Due to our fleet size and projected fleet growth, we have outsourced all of our major maintenance, such as engine servicing and major part repairs, as we consider it as more cost efficient. We have entered into a long-term flight hour agreement with IAE and P&W for our engine overhaul services and LHT on a power-by-hour basis for component services. We hold a contract with LHT for certain technical services and Aeroman for our heavy airframe maintenance. Aeroman is a FAA (USA) and AFAC (México)-certified maintenance provider.

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

The TSA is charged with aviation security for both airlines and airports in the United States. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for the security of our personnel, customers, equipment and facilities are exercised throughout our operation. In Mexico, the Mexican Civil Aeronautic Authority through the Assistant General Aviation Authority (Dirección General Adjunta de Aviación) is in charge of air traffic safety and has the authority to establish or modify the operations condition of air traffic and to coordinate and control the airports. See Item 4: “Information on the Company—History and Development of the Company.”

Fuel

Fuel is a major cost component for airlines and is our largest operating expense. Fuel accounted for 38%, 33%, and 31% of our total operating expenses in 2023, 2024, and 2025, respectively. We purchase fuel in Mexico from ASA, who is also in charge of supplying it directly to our aircraft in Mexico. As established in our agreement with ASA, the fuel price is determined weekly by PEMEX and ASA based on international prices published by S&P Platt’s, the price of the services is determined by the Ministry of Finance and Public Credit, and the storage costs are determined by the Energy Regulatory Commission. Our agreement with ASA may be terminated without penalty by either party with a 30-days prior notice. We purchase our fuel outside of Mexico under fuel supply service contracts with World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies and Titan fuel service contracts. Historically, fuel costs have experienced substantial variances, which cannot be predicted with any degree of certainty since they are subject to many global and geopolitical factors. Fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar rises against the peso, our fuel costs, expressed in pesos, may increase even absent any increase in the U.S. dollar price of crude oil. Our fuel hedging policy allows us to enter into fuel derivative contracts to hedge against changes in fuel prices up to 18 months forward subject to certain financing controls. See Item 3: “Key Information—Risk Factors—Our fuel hedging strategy may not reduce our fuel costs.

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

Corporate Sustainability Strategy

In 2025, we continue to make efforts to advance the incorporation of our corporate sustainability strategy into business practices. The strategy is comprised of three main pillars: Environmental, Social, and Economic and Governance, which aim to direct the efforts of the business toward a sustainable future growth while simultaneously creating value for our stakeholders.

The Environmental pillar aims to achieve our commitments related to emissions reduction and respond to regulatory requirements. We have taken the following initiatives, among others:

•	Through our Fuel Saving Program, we aim to optimize our jet fuel consumption and to reduce carbon emissions. We address this goal by acquiring the best available and cost-efficient technology as part of our fleet renewal efforts. In 2025, our fleet had an average age of 6.6 years, with 66% of our aircraft being NEO and 92% equipped with sharklets, enhancing fuel efficiency and reducing CO₂ emissions per RPK. Moreover, we implement operational initiatives such as route optimization, flight techniques, reduction of auxiliary power unit usage, and reduction of onboard weight, among others.
•	We also have initiatives to reduce paper and electricity consumption, reduce waste, promote recycling, and promote efforts of voluntary carbon offsetting with our customers.
•	In April 2023, we announced an investment agreement alongside Indigo Partners, GenZero, Cleanhill Partners, Frontier Airlines and Wizz Air, aimed at accelerating the production of sustainable aviation fuels (SAF) through CycloKinetics, Inc. (formerly CleanJoule). SAF represents a potential lower-carbon alternative to conventional jet fuel, as it may be produced from renewable sources such as waste oils, agricultural residues and non-food crops. However, SAF is currently limited by availability, cost-competitiveness and other operational constraints, and accounted for less than 1% of global commercial aviation fuel consumption. In many cases, SAF must also be blended with conventional jet fuel. We support the development of cost-efficient SAF in Mexico and collaborate with international organizations, including ICAO and IATA, through a feasibility study for its development and use in Mexico. Our ability to incorporate SAF at scale will depend on technological developments, regulatory frameworks, supply availability and economic conditions.
•	We manage our environmental programs through our Integrated Airline Management System, certified under ISO 14001 and ISO 9001, which supports compliance with applicable environmental regulations and contributes to the continuous improvement of our environmental performance. We are subject to regulatory requirements in Mexico, including those issued by the CNBV, requiring the identification, assessment, disclosure and external assurance of certain sustainability- and climate-related information, including related financial impacts. Compliance with these requirements may require enhancements to our data, controls and reporting processes. We also participate in industry initiatives, including the International Air Transport Association’s (IATA) Fly Net Zero initiative; however, our ability to contribute to industry decarbonization efforts will depend on technological developments, costs, regulatory frameworks and overall business and market conditions. The Social pillar focuses on our commitment to our employees, customers and the communities in which we operate. Our labor practices are designed to promote stable labor relations and employee well-being and are supported by the Volaris Culture, which includes our vision, mission, core behaviors—credibility, respect, impartiality, camaraderie, pride and sustainability—and focus areas of safety, customer service and sustained profitability. We offer a competitive benefits program that exceeds applicable legal requirements and supports the attraction, development and retention of talent. We also maintain initiatives to monitor and promote occupational health and safety, foster a workplace free of violence and harassment, support equal opportunity, and provide ongoing training to our employees. In addition, our corporate volunteer program promotes employee engagement and community involvement. We seek to maintain positive relationships with the communities we serve. Through our “Avión Ayuda Volaris” program, we use available aircraft capacity to transport, free of charge, organs and tissues for transplant, medical personnel, volunteers and humanitarian cargo, and to support communities affected by natural disasters and other emergencies through strategic alliances. We are committed to the protection of children and adolescents traveling with us from human trafficking for commercial sexual exploitation. In 2013, we became the first airline in Latin America, and the second worldwide, to adopt “The Code,” an initiative of ECPAT International. We maintain a dedicated protocol and provide ongoing training to our employees, and continue to enhance our prevention, awareness and stakeholder engagement efforts, including through our “Ojos en el Cielo” communication campaign. We also prioritize the safety, well-being and rights of our customers. We seek to comply with applicable domestic and international safety standards and maintain relevant industry certifications, including IOSA. Through our Economic and Governance pillar we developed initiatives and actions that allow us to reduce costs, optimize resources, increase operational efficiency and reliability. We also aim to lawfully engage and advocate for the creation of public policies consistent with our corporate sustainability strategy, manage our corporate reputation, and develop clear communication channels with our stakeholders. Moreover, our business values, ethics, and legality are influenced through our anti-corruption and anti-bribery practices, as well as through risk and crisis management systems, as we aim to protect information, and personal data, and transparency in all our processes.

In 2025, these efforts culminated in our current inclusion in the S&P Dow Jones Best-in-Class Index, known as the Dow Jones Sustainability Index, as one of the eight airlines included worldwide.

C.       Organizational Structure

The following is an organizational chart showing Volaris and its subsidiaries as well as our ownership and voting percentage in each as of the date of this annual report:

Volaris Opco is our airline operating subsidiary in Mexico and for international travel. Comercializadora is primarily engaged in our loyalty program, and other commercial matters including marketing and advertising. Volaris Opco, Volaris and Servicios Corporativos employ some of our employees. Servicios Corporativos renders specialized services to its affiliates. Viajes Vuela performs travel agency services. Comercializadora V. Frecuenta has not started operations and may be engaged in providing air travel-related ancillary services. These subsidiaries are incorporated in Mexico. Vuela is our operating subsidiary in Guatemala and Servicios Earhart employ some of our employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is our operating subsidiary in Costa Rica and is incorporated there. Vuela El Salvador is incorporated in El Salvador. See Exhibit 21.1 to this annual report for a complete list of our subsidiaries.

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

Additionally, under IFRS 10 Consolidated Financial Statements, we exercise control over other trusts as described below.

•	Pre-delivery payments financing trusts: We have assigned our rights and obligations under our purchase agreement with Airbus with respect to certain aircraft, including our guaranteed obligation to make pre-delivery payments under such agreement to certain Mexican trusts for purposes of financing such pre-delivery payments. These trusts are as follows:

			% Equity interest
Name	Principal Activities	Country	2025
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fidecomiso CIB/3853 (1)	Pre-delivery payments financing	Mexico	100.00%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fidecomiso CIB/3855 (1)	Pre-delivery payments financing	Mexico	100.00%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fidecomiso CIB/3866 (1)	Pre-delivery payments financing	Mexico	100.00%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fidecomiso CIB/3867 (1)	Pre-delivery payments financing	Mexico	100.00%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fidecomiso CIB/3921 (1)	Pre-delivery payments financing	Mexico	100.00%

(1)	Effective September 2, 2025, Banco Multiva S.A. Institución de Banca Múltiple, Grupo Financiero Multiva assumed all the rights and obligations of CIBanco, S.A., Institución de Banca Múltiple.
•	Trust for the first issuance of asset backed securities: On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 19 in the amount Ps.1.5 billion (U.S.$78.5 million, based on an exchange rate of Ps.19.10 to U.S.$1 on June 20, 2019) through Fideicomiso Irrevocable de Administración número CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) for an amount of up to Ps.3.0 billion (U.S.$157.1 million based on an exchange rate of Ps.19.10 to U.S.$1 on June 20, 2019). The asset backed trust notes under the ticker VOLARCB 19 were fully amortized on June 20, 2024.
•	Trust for the second issuance of asset backed securities: On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S.$72.1 million, based on an exchange rate of Ps.20.80 to U.S.$1 on October 13, 2021) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S.$144.2 million, based on an exchange rate of Ps.20.80 to U.S.$1 on October 13, 2021).
•	Trust for the third issuance of asset backed securities: On September 28, 2023, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB 23 in the amount of Ps.1.5 billion (U.S.$85.8 million, based on an exchange rate of Ps.17.47 to U.S.$1 on September 28, 2023) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance is part of a program approved by the CNBV for an amount of up to Ps.5.0 billion (U.S.$286.2 million, based on an exchange rate of Ps.17.47 to U.S.$1 on September 28, 2023).

			% Equity
Name	Principal Activities	Country	Interest 2025
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset-backed securities trustor and administrator	Mexico	100.00%

•	Share-based payment trusts: We have formed the following share-based payment trusts:

			% Equity
Name	Principal Activities	Country	Interest 2025
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100.00%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100.00%

•	Aircraft administration trusts: We have formed the following aircraft administration trusts:

			% Equity
Name	Principal Activities	Country	Interest 2025
Bank of Utah, Trust N522VL	Aircraft administration trust	United States	100.00%
Bank of Utah, Trust N508VL	Aircraft administration trust	United States	100.00%

•	Consolidation by control

Name	Principal Activities	Country
North Star Financing Limited(1)	Private company limited by shares	Ireland
North Star Thrust DAC(2)	Designated activity company	Ireland

(1)	As of December 31, 2025, the Company does not hold any equity interest in North Star Financing Limited. However, management has determined that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. Effective December 19, 2024, the private company limited by shares was incorporated.
(2)	As of December 31, 2025, the Company does not hold any equity interest in North Star Thrust DAC. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 - Consolidated Financial Statements. North Star Thrust DAC is a designated activity company, incorporated on August 29, 2025.

D.       Property, Plants and Equipment

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter, gate space, operations support area and baggage service offices, generally are for terms ranging from one to three years and contain provisions for periodic adjustments of lease rates. We expect to either renew these leases or find alternative space that would permit us to continue providing our services. Under the terms of these leases, we are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft. In addition, we sublease a hangar facility at Tijuana airport and an additional platform through June 30, 2027 and March 8, 2033, respectively.

Our primary corporate offices and headquarters are located in Mexico City at Av. Antonio Dovalí Jaime No.70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, México City, zip code 01210, where we lease 6,656 square meters pursuant to a lease that is expected to expire in June 2031.

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

We derive our operating revenues primarily from transporting passengers on our aircraft and some tickets sold by other airlines such as Frontier. 43% of our total operating revenues were derived from passenger fares in 2025. Passenger revenues are based upon our capacity, load factor and the average passenger revenue per booked passenger. Our capacity is measured in terms of ASMs, which represents the number of seats we make available on our aircraft multiplied by the number of miles the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPMs by ASMs. The average passenger revenues per booked passenger represents the total passenger revenue divided by booked passengers.

Our most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, priority services (premium plus) and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires on the date of the scheduled travel. 52% of our total operating revenues were derived from other passenger revenues in 2025.

We also classify as other passenger revenue “v.club” membership and other similar services, which are recognized as revenue over time when the service is provided.

Non-Passenger Revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services. In 2025, we derived U.S.$155.1 million, or 5%, of our total operating revenues from these sources. Revenues from other non-passenger services mainly include, but are not limited to, commissions charged to third parties for the sale of services. These as well as cargo services, are recognized as revenue at the time the service is provided.

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

Proposed Transaction with Viva

On December 18, 2025, the Company and Viva entered into the Business Combination Agreement, pursuant to which, subject to the terms and conditions of the Business Combination Agreement, Viva will be merged with and into Volaris with Volaris continuing thereafter as the surviving entity. In connection with the Merger, each issued and outstanding Viva share as of the effective time of the Merger will be automatically cancelled and converted into the right to receive the applicable per-share merger consideration, consisting of Combined Company Series A Shares (in the case of Mexican Qualified Holders) or Combined Company American Depositary Shares (in the case of other holders), as specified in the Business Combination Agreement, plus any applicable cash consideration payable in lieu of fractional shares. The closing merger consideration (the “Closing Share Consideration”) consists of 1,078,528,426 Combined Company Series A Shares (or the equivalent thereof in Combined Company ADSs or Combined Company Series B Shares for non-Mexican Qualified Holders). After giving effect to issuance of the Closing Share Consideration, the pre-Merger shareholders of Viva and Volaris will hold approximately 48% and 50% of the Combined Company's capital stock, respectively, with approximately 2% of the Combined Company’s capital stock held in treasury to support the potential conversion of certain legacy convertible notes of Viva that will be assumed by the Combined Company in connection with the Merger. As of the date of this annual report, both Volaris and Viva shareholders have approved the Merger and related transactions contemplated under the Business Combination Agreement, with Volaris' shareholders approving the transaction at an Extraordinary General Shareholders' Meeting held on March 25, 2026, and Viva’s shareholders having previously approved the Merger and related transactions by unanimous written resolutions. The completion of the Merger is subject to certain closing conditions, including required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Mexican competition authorities, Colombian aviation authorities, and the Mexican foreign investment commission). As of the date of this annual report, the Company has filed the requests with the relevant authorities, and the resolutions are still pending. If completed, the Proposed Transaction is expected to have a material impact on our business, results of operations and financial condition. For more information, see "Part I, Item 3D. Risk Factors—Risks Related to the Proposed Transaction," "Part I, Item 4. Information on the Company—Proposed Transaction with Viva" and "Note 1" to the consolidated financial statements contained in Part III, Item 18 of this annual report.

Statements of Operations data

	2023	2024	2025
Operating revenues
Passenger revenues:
Fare revenues	51%	48%	43%
Other passenger revenues	45%	48%	52%
Non-passenger revenues:
Other non-passenger revenues	3%	3%	4%
Cargo	1%	1%	1%
Total operating revenues	100%	100%	100%
Other operating income	(2)%	(7)%	(7)%
Fuel expense	36%	28%	29%
Landing, take-off and navigation expenses	15%	16%	18%
Salaries and benefits	12%	13%	15%
Depreciation of right of use assets	11%	13%	15%
Aircraft and engine variable lease expenses	3%	4%	6%
Sales, marketing and distribution expenses	5%	6%	5%
Maintenance expenses	3%	3%	4%
Other operating expenses	6%	5%	4%
Depreciation and amortization	4%	6%	7%
Total operating expenses, net	93%	87%	96%
Operating income	7%	13%	4%
Finance income	1%	2%	2%
Finance cost	(7)%	(9)%	(10)%
Foreign exchange (loss) gain, net	(1)%	0%	0%
(Loss) income before income tax	0%	6%	(4)%
Income tax benefit (expenses)	0%	(2)%	0%
Net (loss) income	0%	4%	(4)%

Revenue Recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized when (i) the service is provided or (ii) when the non-refundable ticket expires on the date of the scheduled travel.

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

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, priority services (premium plus) and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by us or when the non-refundable ticket expires at the date of the scheduled travel.

We also classify as other passenger revenues “v. club” membership and other similar services, which are recognized as revenue over time when the service is provided.

Non-passenger revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger revenues mainly include but are not limited to, commissions charged to third parties for the sale of services. These as well as cargo services, are recognized as revenue at the time the service is provided.

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

Contract with FEMSA

On January 23, 2023, through our subsidiary Volaris Opco, we entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this agreement, Volaris Opco became a participating company in a coalition that integrated a Loyalty Program called “SpinPremia®”, established and managed by the supplier. This program offered exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Under the "Spin Premia" agreement customers participating in this program were entitled to accumulate or redeem points when they purchased goods or used services with any of the companies that are part of the coalition.

The points accumulated for the services we provided were recorded as a reduction in revenues. The points redeemed for our services were recorded as deferred revenue until the time when the service was provided, or the points expired. The value of points was determined according to contractual conditions between us and FEMSA.

On June 30, 2025, through our subsidiary Volaris Opco, we terminated our coalition agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V.

Operating Expenses, net

Our operating expenses consist of the following line items.

Other Operating Income. Other operating income includes gains from sale and leaseback transactions and the compensation received from the manufacturer related to preventive accelerated inspections for the GTF engines.

Fuel expense. Fuel expense is our single largest operating expense. It includes the cost of fuel, fueling into-plane fees and transportation fees. It also includes realized gains and losses that arise from any fuel price derivative activity qualifying for hedge accounting.

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

Salaries and Benefits. Salaries and benefits expenses include salaries, hourly wages, employee health insurance coverage, and variable compensation provided to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

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

Sales, Marketing and Distribution Expenses. Sales, marketing, and distribution expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, call center services, travel agent commissions, and credit card discount fees that are associated with the sale of tickets and other products and services.

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

A common measure of per unit costs in the airline industry is cost per available seat mile (CASM). The following table shows the breakdown of CASM for the periods indicated:

	For the years ended December 31,
	2023	2024	2025
	(In dollars cents)
Other operating income	(0.1)	(0.6)	(0.6)
Fuel expense	3.0	2.6	2.5
Landing, take-off and navigation expenses	1.3	1.4	1.5
Salaries and benefits	1.0	1.2	1.2
Depreciation of right of use assets	0.9	1.2	1.2
Aircraft and engine variable lease expenses	0.3	0.4	0.5
Sales, marketing and distribution expenses	0.4	0.5	0.4
Maintenance expenses	0.3	0.3	0.4
Other operating expenses	0.4	0.5	0.3
Depreciation and amortization	0.3	0.5	0.6
Total operating expenses, net	7.8	8.0	8.0

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

Moreover, the escalation of conflict in the Middle East, triggered by attacks between Israel and Iran in April 2024, has heightened geopolitical tensions in the region. This direct confrontation between Iran and Israel marks a significant escalation in their long-standing political and religious tensions. The uncertainty surrounding the conflict and the potential responses of each country has reverberated throughout the financial markets. Notably, the price of Brent crude oil surged to over U.S.$90 per barrel reaching its highest level since the Gaza Strip conflict in October 2023. This uptick in oil prices poses a significant risk to the aviation industry.

The Iran-Israel conflict has broader implications beyond the immediate region, and the tensions between these two nations have the potential to impact other countries in the Middle East and beyond, with the possibility of the conflict further exacerbating geopolitical instability and economic uncertainty globally.

The military conflict between Iran, Israel, and the United States, which escalated sharply in February 2026, poses an immediate threat to global geopolitical and economic stability. The targeting of Iranian leadership and subsequent retaliatory strikes have disrupted energy transit through the Strait of Hormuz and caused widespread regional airspace closures. These developments have triggered significant volatility in global energy and financial markets, with a prolonged confrontation risking global recession and heightened inflation.

A prolonged or escalating conflict in Iran and the Middle East could further disrupt global energy markets and cause aircraft fuel prices to remain elevated or raise prices even higher. We cannot predict the future availability, price volatility or cost of aircraft fuel, or how long current or future conflicts will last or their ultimate impact on global energy markets. Moreover, even if the conflict in Iran and the Middle East subsides or ends, there may be lasting disruptions to fuel production, including related infrastructure and transportation. Due to the large proportion of aircraft fuel costs in our total operating cost base, even a relatively small increase or decrease in the price of aircraft fuel can have a significant negative impact on our operating costs or revenues and on our business, results of operations and financial condition. The recent spike in the price of aircraft fuel resulting from the conflicts in Iran and the Middle East is expected to have an immediate and substantial negative impact on our results of operations.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 31% of our total operating expense in 2025, and continuous volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, statements of operations and financial position.

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, we are exposed to fuel price risk which might have an impact on the forecasted consumption volumes. Our jet fuel risk management policy aims to provide us with protection against increases in jet fuel prices. In an effort to mitigate fuel price risk, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits.

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

Economic Conditions in Mexico. Mexico’s GDP is expected to grow by 1.9% per year for the next ten years according to the Mexican Central Bank, compared to a 2.0% annual growth rate for the United States during the same period as reported by the U.S. Federal Reserve. See “Key Information—Risk Factors—Risks Related to the Airline Industry.”

In terms of population dynamics as of 2020, the INEGI intercensal survey revealed that approximately 34% of the Mexican population was under 20 years of age. This presents a favorable outlook as it provides a solid foundation for potential passenger growth. Furthermore, the inflation rate in Mexico in 2025 was 3.69%, based on data from the INEGI. Despite this inflation rate, as of December 31, 2025, Mexico’s international reserves were U.S.$251.9 billion.

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

Our main competitive advantages are our low base fares and our focus on VFR travelers, leisure travelers and cost-conscious business travelers. These low base fares are facilitated by our low CASM, which is the lowest among Latin American publicly traded airlines. In 2025, our CASM was U.S. 8.04 cents, compared to an average non-stage length adjusted CASM of U.S. 11.12 cents for the other Latin American publicly traded airlines, including Aeroméxico, Copa, and LATAM. We also have lower costs than our U.S.-based publicly traded target market competitors, including Alaska, Allegiant, American, Delta, Frontier, JetBlue, Southwest, and United, which had an average non-stage-length adjusted CASM of U.S. 16.77 cents in 2025.

Our main competitors in Mexico are Grupo Aeroméxico and Aeroenlaces Nacionales. Internationally, we compete with Grupo Aeroméxico, Aeroenlaces Nacionales and many U.S.-based carriers, including Alaska, American, Delta and United. In the Mexico - Central America market, our main competitors are Grupo Aeroméxico and Avianca, while in the Central America - U.S. market our main competitors are Avianca and Delta. In the Mexico - South America market our main competitors are Grupo Aeroméxico, Aeroenlaces Nacionales and LATAM.

In 2025, the two Mexican ultra low-cost carriers, Volaris and Aeroenlaces Nacionales, held 73.5% of the domestic market based on passenger flight segments. Volaris had 34.0% of the domestic market, according to the AFAC.

As of December 31, 2025, the number of commercial aircraft in service in Mexico increased to 433, as compared to 389 as of December 31, 2024, according to AFAC. This 11% increase was comprised mainly of narrow body aircraft, including 64 Airbus A320neos, 100 Airbus A320s, 44 Boeing 737s, 48 Airbus A321neos and 21 Airbus A321s.

As of December 31, 2025, AFAC reports indicate that Grupo Aeroméxico’s subsidiaries Aeroméxico and Aeroméxico Connect, had fleets of 132 and 34 aircraft, respectively, as compared to 114 and 37, respectively, as of December 31, 2024.

In April 2023, Interjet declared bankruptcy in Mexico.

Aeroenlaces Nacionales, our largest competitor by domestic market share in 2025, increased its fleet from 96 as of December 31, 2024 to 101 as of December 31, 2025, according to AFAC.

As of 2025, our international market share considering all airlines flying internationally to and from Mexico, increased 0.4pp to 11.8%, compared to our market share in December 2024. We also face domestic competition from ground transportation alternatives, primarily long-distance bus companies. There is a large bus industry in Mexico, with total passenger segments of approximately 3.1 billion in 2024, of which approximately 84.6 million were executive and luxury passenger segments, according to the SICT in Mexico and which could include both long- and short-distance travel. We set certain of our promotional fares at prices lower than bus fares for similar routes in order to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. There are limited passenger rail services in Mexico.

Our main competitors for the international routes between Mexico and the United States are Grupo Aeroméxico, Alaska, American, Delta and United. We reached 44.9% market share on the routes that we operate and 15.6% market share considering all routes between Mexico and the United States in 2025, according to the AFAC.

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

Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours, and accounted for 38%, 33%, and 31%, of our total operating expenses for 2023, 2024, and 2025, respectively. Fuel availability and pricing are subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as economic, social and political factors and other events occurring throughout the world, which we can neither control nor predict. For 2026, we expect the fuel prices to remain volatile due to uncertainties regarding the political and macroeconomic environment.

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, we are exposed to fuel price risk which might have an impact on the forecasted consumption volumes. Our jet fuel risk management policy aims to provide us with protection against increases in jet fuel prices. In an effort to mitigate fuel price risk, the risk management policy allows the use of derivative financial instruments available on OTC markets with approved counterparties and within approved limits.

The sensitivity analysis provided below presents the impact of a change of U.S.$0.01 per gallon in fuel market spot price in our financial performance. Considering these figures, an increase of U.S.$0.01 per gallon in the fuel prices during 2023, 2024 and 2025 would have impacted our operating expenses by U.S.$3.7 million, U.S.$3.2 million and U.S.$3.4 million, respectively.

	For the years ended December 31,
	2023	2024	2025
	Operating costs	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ U.S. $0.01 per gallon	3,719	3,227	3,400
- U.S. $0.01 per gallon	(3,719)	(3,227)	(3,400)

We proactively aim to mitigate this impact through our risk management policy, through efficient hedging strategies focused on specific time periods. Our ability to pass on any significant increase in fuel costs through fare increases is limited by our ultra-low-cost business model and market high elasticity to price.

As of December 31, 2025, the Company held US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 2,986 thousand gallons, representing a portion of the projected fuel consumption for the second quarter of 2026.

Our fuel cost is referenced mainly to Core Jet Kero 54 USGC and Core Jet Kero Los Angeles CA, which are the commodities utilized to determine the cost of the fuel provided by most of our suppliers. As of December 31, 2025, we purchased most of the domestic fuel under the ASA fuel service contract, and our international fuel under the World Fuel Services, AvFuel, Shell, BP Products North America, Chevron, Associated Energy Group, Puma Energy Group, Total Energies and Titan fuel service contracts. The cost and future availability of fuel cannot be predicted with any degree of certainty.

The airline industry is impacted by the price and availability of fuel. Fuel is our largest cost, representing 31% of our total operating expense in 2025, and continuous volatility in fuel costs or significant disruptions in the supply of fuel could have a material adverse effect on our business, statements of operations and financial position.

Currency fluctuations. The value of the U.S. dollar has been subject to significant fluctuations with respect to the Mexican peso in the past and may be subject to significant fluctuations in the future. If the Mexican peso depreciates against the U.S. dollar, our operating demand could be adversely affected.

We manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. However, we are exposed to fluctuations in exchange rates between the U.S. dollar and the peso.

As of December 31, 2023, 2024 and 2025, our net liability monetary position in Mexican pesos and other currencies denominated in U.S. dollars was U.S.$0.2 billion, U.S.$0.4 billion and U.S.$0.3 billion, respectively. In 2023, 2024 and 2025, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange (loss) gains of U.S.$(34.1) million, U.S.$13.7 million, and U.S.$13.1 million, respectively.

Maintenance Expenses. We are required by the Civil Aviation Authorities to conduct several levels of aircraft and engine maintenance to maintain its airworthiness condition and also comply with lease contracts, which involve significantly different labor and materials inputs. Maintenance requirements depend on the age and type of aircraft and the route network over which it operates (utilization). Fleet maintenance requirements may include preventive maintenance tasks based on manufactures recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks. Aircraft maintenance and repair consists of routine and non-routine tasks and are divided into three general categories:

(i)	Routine line maintenance requirements consist of scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These types of maintenance events are normally performed by Volaris trained mechanics and are primarily completed at the main airports that we currently serve supported by sub-contracted companies.
•	Other maintenance activities, are sub-contracted to certified business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 15 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and C checks. All maintenance costs are expensed as incurred.

(ii)	Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe.
•	Major maintenance is accounted for under the deferral method, whereby the costs of major maintenance, major overhauls and repairs are capitalized as leasehold improvements to flight equipment and amortized over the shorter period of the next major maintenance event or the remaining contractual lease term

The next major maintenance event is estimated based on assumptions including estimated time of usage. The FAA and the AFAC authorized maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii)	We have a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for our fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed price at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.
•	We have an engine flight hour agreement (repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engine coverage, supports the cost of foreign objects damage events, ensures protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engine coverage is recorded monthly as incurred in the consolidated statements of operations.

Due to the young age of our fleet, 6.6 years on average as of December 31, 2025, maintenance expense in 2023, 2024, and 2025, remained relatively low. For the years ended December 31, 2023, 2024, and 2025, we capitalized major maintenance events as part of leasehold improvements to the flight equipment by the amount of U.S.$139.8 million, U.S.$129.4 million, and U.S.$90.9 million respectively. For the years ended December 31, 2023, 2024, and 2025, the amortization of these deferred major maintenance expenses was U.S.$114.9 million, U.S.$150.6 million, and U.S.$157.4 million, respectively. The amortization of deferred maintenance expenses is included in depreciation and amortization rather than total maintenance costs as described in “Other Accounting Polices and Estimates.” In 2023, 2024, and 2025 total maintenance expenses amounted to U.S.$98.4 million, U.S.$100.4 million, and U.S.$129.9 million, respectively. As the fleet ages, we expect that maintenance costs will increase in absolute terms. The amount of total maintenance costs and related amortization of heavy maintenance expense is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance expenses for any significant period. However, we estimate that based on our scheduled maintenance events, current major maintenance expense and maintenance-related amortization expense will be approximately U.S.$309 million and U.S.$190 million, respectively, in 2026.

Maintenance Deposits Paid to Lessors. Certain of our lease agreements require us to pay maintenance deposits to aircraft lessors in order to guarantee major maintenance work. These deposits are recorded as a guaranteed deposit in our consolidated statements of financial position. See Item 5: “Other Accounting Policies and Estimates.”

Ramp-up Period for New Routes. We opened 58 new routes, 18 new routes, and 35 new routes, during 2023, 2024, and 2025, respectively. As we continue to grow, we would expect to continue to experience a lag between when new routes are put into service and when they reach their full profit potential. See Item 3: “Key Information—Risk Factors—Airline consolidations and reorganizations could adversely affect the industry.”

Critical Accounting Estimates

The following discussion and analysis of our consolidated financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of supplemental assets and liabilities at the date of our consolidated financial statements. Note 2 to our consolidated financial statements included herein provides a detailed discussion of our material accounting policies.

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

As a result of the aircraft and engine lease extension agreements entered into during the year ended December 31, 2025, we reassessed our return liabilities. The effects of this remeasurement were presented as part of the variable lease expenses for aircraft and engines in our consolidated statements of operations. For the years ended December 31, 2023, 2024, and 2025, we recorded net redelivery expenses of U.S.$103.8 million, U.S.$135.2 million, and U.S.$196.1 million, respectively.

Other Accounting Policies and Estimates

Other accounting policies and estimates used in the preparation of our Consolidated Statement of Financial Position and Consolidated Statement of Operations are presented as follows:

Deposits for flight equipment maintenance paid to lessors

Certain of our lease agreements include an obligation to pay maintenance deposits to aircraft lessors in order to guarantee major maintenance events.

These lease agreements set forth that maintenance deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance events or (ii) the qualifying costs related to the specific maintenance events.

Substantially all major maintenance deposits are calculated based on the use of leased aircraft and engines (flight hours or operating cycles). We paid U.S.$52.6 million, U.S.$16.8 million, and U.S.$5.0 million, in maintenance deposits, net of reimbursements, to our lessors for the years ended December 31, 2023, 2024, and 2025, respectively.

Maintenance deposits that we expect to recover from lessors are presented as security deposits in the consolidated statement of financial position.

According to the terms of the corresponding lease agreement, in each contract we evaluate whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed at our own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2023, 2024, and 2025, we recorded supplemental lease payments of U.S.$83.5 million, U.S.$114.3 million, and U.S.$ 179.0 million, respectively.

When modifications are made to lease agreements that result in an extension of the lease term, maintenance deposits previously recognized as variable lease payments may be reclassified as recoverable deposits and presented as recoverable assets at the modification date.

Certain aircraft lease agreements do not require advance payment of maintenance deposits to lessors as security for major maintenance activities; accordingly, no guarantee deposits are recorded or paid for these aircraft.

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

As of December 31, 2023, 2024, and 2025, we had prepaid maintenance deposits of U.S.$417.1 million, U.S.$382.8 million, and U.S.$314.8 million, respectively, recorded in our consolidated statements of financial position. We currently expect that, subject to the provisions of each lease agreement, these prepaid maintenance deposits are likely to be recovered primarily because there is no rate differential between the maintenance deposit payments and the expected cost for the related next maintenance event that the deposits serve to collateralize.

During the year ended December 31, 2023, we extended the lease period for aircraft and engines, through lease agreements for nine aircraft and six engines. During the year ended December 31, 2024, we extended the lease period for aircraft and engines, through lease agreements for ten aircraft and two engines. During the year ended December 31, 2025, we extended the lease period for six aircraft through lease agreements.

During the years ended December 31, 2023, 2024, and 2025, we added 13, 14, and 16 net new aircraft to our fleet, respectively. The lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so we do not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. We recognize this cost as supplemental rent during the lease term of the related aircraft, in the consolidated statements of operations.

Aircraft and Engine Maintenance. We account for major maintenance under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage maintenance intervals mandated by the FAA in the United States and the AFAC in Mexico and average removal times recommended by the manufacturer. These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and changes in recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated useful life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

In 2023, 2024, and 2025, we capitalized costs of major maintenance events of U.S.$139.8 million, U.S.$129.4 million, and U.S.$90.9 million, respectively and we recognized amortization expenses of U.S.$114.9 million, U.S.$150.6 million, and U.S.$157.4 million, respectively. The amortization of maintenance cost expenses is recorded as part of depreciation and amortization in our consolidated statements of operations.

In August 2012, we entered into a total support agreement with LHT, as amended in December 2016, that expires December 2031, which includes a total component support agreement (power-by-hour) and ensures the availability of aircraft components for our fleet when they are required. The cost of the total component support agreement is applied monthly to our results of operations.

During December 2017, we entered into an updated total support agreement for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions from the original agreement.

As part of this total support agreement, we received credit notes of U.S.$5.0 million in 2022 and of U.S.$1.5 million in 2017, which are being amortized on a straight-line basis, prospectively during the term of the agreement. During 2023, 2024, and 2025, we amortized a corresponding benefit from these credit notes of, U.S.$0.5 million, U.S.$0.5 million, and U.S.$0.5 million, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations as a reduction of maintenance expenses.

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

During the years ended December 31, 2023, 2024, and 2025, we sold and transferred aircraft to third parties, giving rise to a gain of U.S.$8.3 million, U.S.$32.2 million, and U.S.$29.3 million, respectively, that was recorded as other operating income in the consolidated statements of operations.

Share-based payments

Long Term Incentive Plan (LTIP)

- Share purchase plan (equity-settled)

Certain key executives receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, considering the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

- SARs plan (cash settled)

We granted SARs to key executives, which entitle them to a cash payment after a service period.

The cash payment amount is determined based on the increase in Volaris’ share price between the grant date and the exercise date. The liability for the SARs is measured initially and at the end of each reporting period until settlement at the fair value of the SARs, considering the terms and conditions under which they were granted.

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

The BoDIP grants options to purchase shares of the Company or CPOs over a five-year period, with the exercise price determined on the grant date. Under this plan, no service or performance conditions are required for board members to exercise the option to purchase shares; therefore, they have the right to request delivery of such shares upon making the corresponding payment. During the years ended 2023 and 2025, certain board members exercised their stock options. During the year ended 2024, board members did not exercise these purchase options. In accordance with the terms of the plan, Volaris is entitled to receive the proceeds from the sale of these shares. The number of forfeited shares during the end of the years as of December 31, 2023, 2024 and 2025, was 586,263, 807,255 and 1,898,603, respectively.

For such purposes on August 29, 2018, the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Volaris, which acted as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares held as of December 31, 2023, 2024 and 2025 available to be exercised is 4,781,769, 3,388,251 and 1,138,384, respectively and are included in treasury shares.

In April 2023, our Annual General Shareholders’ Meeting modified the terms of the BoDIP. Effective as of 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan, which will be administered by the LTIP Trust and will be delivered to the beneficiaries once the established conditions are met. The number of shares held by the trustee as of December 31, 2024 and 2025 were 588,205 shares and 1,030,094 shares, respectively (and they are included as treasury shares). The total cost approved in 2024 and 2025 was U.S. $0.7 million (U.S. $0.5 million net of withheld taxes) and U.S. $0.6 million (U.S. $0.4 million net of withheld taxes), respectively.

Additional details of these plans can be consulted in note 18 to the Consolidated Financial Statements.

Derivative Financial Instruments and Hedge Accounting

We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a controlled risk management policy that includes the use of derivative financial instruments. The derivative financial instruments are recognized in the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s unrecognized gain or loss is recognized in “Accumulated other comprehensive income (loss) items,” while the ineffective portion is recognized in current year earnings. The realized gain or loss of derivative financial instruments that qualify as hedging is recorded in the same statements of operations as the realized gain or loss of the hedged item. Derivative financial instruments that are not designated as or not effective as a hedge are recognized at fair value with changes in fair value recorded in current year´s earnings. Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in guarantee, which is presented as part of “Guarantee deposits,” is reviewed and adjusted daily, based on the fair value of the derivative position. As of December 31, 2025, we did not have any collateral recorded as guarantee deposits associated with jet fuel hedges.

(i)               Aircraft Fuel Price Risk. We account for derivative financial instruments at fair value and recognize them in the consolidated statements of financial position as an asset or liability. The cost of aircraft fuel consumed in 2023, 2024, and 2025, represented 38%, 33%, and 31%, of our operating expenses, respectively.

During the year ended December 31, 2023, we did not enter into derivative financial instruments to hedge our jet fuel exposure. During the six months ended December 31, 2024, we contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 14,356 thousand gallons, representing a portion of the projected fuel consumption for the first quarter of 2025.

During the year ended December 31, 2025, we contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 2,986 thousand gallons, representing a portion of the projected fuel consumption for the second quarter of 2026.

Our fuel cost is referenced to Core Jet Kero 54 USGC and Core Jet Kero Los Angeles CA, which are the references utilized to determine the cost of the fuel provided by our suppliers.

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

As of December 31, 2025, the fair value of the outstanding US Gulf Coast Jet Fuel 54 Asian call options was U.S. $185 thousand. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position given the out-of-the-money position as of December 31, 2025, recognized in other comprehensive loss was U.S. $280 thousand.

The cost of hedging will be recycled to the fuel cost during first and second quarter 2026, as these options expire on a monthly basis and the jet fuel is consumed.

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

During the years ended December 31, 2023, 2024, and 2025, the Company did not enter into foreign currency derivative contracts.

As of December 31, 2023, 2024, and 2025, our foreign exchange exposure also was a net liability position of U.S.$0.2 billion, U.S.$0.4 billion, and U.S. $0.3 billion, respectively, primarily denominated in Mexican Pesos.

Hedging relationships derivative financial instruments.

We mitigate certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through risk management that includes the use of derivative financial instruments.

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

The realized gain or loss of derivative financial instruments that qualify as CFH are recorded in the same caption as the hedged item in the consolidated statement of operations.

See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.”

(iii)              Interest Rate Risk. The interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and lease obligations with floating interest rates. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate caps with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. As of December 31, 2024, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.4 billion (U.S. $119.2 million based on an exchange rate of Ps.20.27 to U.S. $1 on December 31, 2024) and a fair value of U.S. $0.3 million. As of December 31, 2025, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.1.9 billion (U.S. $106.6 million based on an exchange rate of Ps.17.97 to U.S. $1 on December 31, 2025) and a fair value of U.S. $4 thousand. These instruments are included as assets in our consolidated statements of financial position.

The table below presents the payments required by our financial liabilities:

	Within one	One to five	Five or more
	Year	Years	Years	Total
Interest-bearing borrowings:
Pre-delivery payment facilities	176,949	23,569	-	200,518
Asset backed trust notes	33,627	73,052	-	106,679
Other financing agreements	48,773	285,239	61,602	395,614
Total	259,349	381,860	61,602	702,811

Deferred Taxes.

Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry-forwards. In assessing our ability to realize deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. As of December 31, 2023, 2024, and 2025, we had tax loss carry-forwards amounting to U.S. $131.2 million, U.S. $0.8 million, and U.S. $3.2 million, respectively. These losses relate to our and our subsidiaries’ operations on a stand-alone basis, which in conformity with current Mexican Income Tax Law may be carried forward against taxable income generated in the succeeding years in each country and may not be used to offset taxable income elsewhere in our consolidated group. During the year ended December 31, 2023, 2024, and 2025 we used tax-loss carry-forwards of U.S. $15.5 million, U.S. $107.9 million, and U.S. $2.5 million, respectively.

Central America (Guatemala, Costa Rica and El Salvador) According to Guatemala corporate income tax law, under the regime on profits from business activities net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2023, 2024, and 2025, we generated tax profit of U.S. $623 thousand, U.S. $966 thousand, and U.S. $211 thousand, respectively.

According to Costa Rica corporate income tax law, the tax is based on the net income earned from traffic whose origin or final destination is Costa Rica and net operating losses can offset taxable income in a term of three years. For the years ended December 31, 2023, 2024, and 2025, we generated a net operating gain (loss) of U.S.$(9.5) million, U.S.$0.6 million, and U.S.$(3.4) million, respectively. Regarding operating loss no deferred tax asset has been recognized.

According to El Salvador corporate income tax law, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2023, 2024, and 2025, we generated a net operating gain for an amount of U.S.$3.2 million, U.S.$35.8 million, and U.S.$1.3 million, respectively.

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

For the year ended December 31, 2025, we performed an impairment test on our only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 10.25% (pre-tax of 14.29%) and a long-term growth rate of 2.17%. We concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2025 and 2024, we evaluated through an analysis if there were signs of impairment in its long- lived assets and right- of use assets, and according to the result, we concluded there were no signs of impairment.

Allowance for Expected Credit Losses. An allowance for expected credit losses is established using the life-time expected credit loss approach, based on objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. At December 31, 2023, 2024, and 2025, the allowance for credit losses were U.S. $1.3 million, U.S. $0.8 million, and U.S. $0.9 million, respectively.

Operating Revenues

2024 compared to 2025

	For the years ended December 31,
	2024	2025	Variation
	(In thousands of dollars, except for %)
Operating Revenues
Passenger revenues:
Fare revenues	1,517,106	1,301,750	(215,356)	(14.2)%
Other passenger revenues	1,492,593	1,580,665	88,072	5.9%
Non-passenger revenues:
Other non-passenger revenues	111,551	134,483	22,932	20.6%
Cargo	20,626	20,618	(8)	0.0%
Total operating revenues	3,141,876	3,037,516	(104,360)	(3.3)%
Operating Data
Capacity (in ASMs in thousands)	33,989,693	36,118,110	2,128,417	6.3%
% Load factor booked	87%	84%		(2.5)	pp
Booked passengers (in thousands)	29,473	30,995	1,522	5.2%
Average passenger revenue per booked passenger	51	42	(9)	(18.4)%
Average other passenger revenue per booked passenger	51	51	-	0.7%
Average total ancillary revenue per booked passenger	55	56	1	1.6%
Revenue passenger miles (RPMs in thousands)	29,504,673	30,453,201	948,528	3.2%

Fare revenues. The 14.2% decrease in fare revenues in 2025 was primarily driven by 18.4% decrease in average passenger revenue per booked passenger, partially offset by a 5.2% increase in booked passenger. Additionally, during 2025 ASM capacity increased in response to passenger demand in our market.

Other passenger revenues. The 5.9% increase in other passenger revenues in 2025 was primarily driven by a higher number of passengers purchasing additional services compared to 2024. During 2025, we implemented a new initiative to increase ancillary revenue sales.

Other non-passenger revenues. The 20.6% increase in other non-passenger revenues in 2025 was primarily driven by higher other revenues, mainly attributable to increased affinity credit card commissions compared to 2024.

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

Operating Expenses, net

2024 compared to 2025

	For the years ended December 31,
	2024	2025	Variation
	(In thousands of dollars, except for %)
Other operating income	(206,444)	(222,256)	(15,812)	7.7%
Fuel expense	893,987	885,520	(8,467)	(0.9)%
Landing, take-off and navigation expenses	492,507	544,298	51,791	10.5%
Salaries and benefits	411,253	451,096	39,843	9.7%
Depreciation of right of use assets	409,935	448,570	38,635	9.4%
Aircraft and engine variable lease expenses	135,155	196,082	60,927	45.1%
Sales, marketing and distribution expenses	169,472	144,208	(25,264)	(14.9)%
Maintenance expenses	100,426	129,930	29,504	29.4%
Other operating expenses	139,248	116,901	(22,347)	(16.0)%
Depreciation and amortization	183,115	208,176	25,061	13.7%
Total operating expenses, net	2,728,654	2,902,525	173,871	6.4%

Total operating expenses, net increased 6.4% in 2025 primarily attributed to the increase of our operations and other factors described below.

Other Operating Income. The U.S. $15.8 million, or 7.7%, increase in other operating income in 2025 was primarily driven by compensation received from the engine manufacturer related to preventive accelerated inspections of GTF engines.

Fuel Expense. The 0.9% decrease in fuel expense in 2025 was primarily due to a 6.0% decrease in the average economic fuel cost per gallon, partially offset by a 5.3% increase in fuel consumption compared to 2024.

Landing, Take-off and Navigation Expenses. The 10.5% increase in landing, take-off, and navigation expenses in 2025 was primarily driven by a 9.0% increase in total departures and a 5.2% increase in passenger volume compared to 2024.

Salaries and Benefits. The 9.7% increase in salaries and benefits in 2025 was primarily driven by annual salary increases (including foreign exchange effects), a 2.9% increase in total headcount, and higher performance-based compensation reflecting increased operational activity compared to 2024. See Item 6: “Directors, Senior Management and Employees—Employees.”

Depreciation of Right of Use Assets. The 9.4% increase in depreciation of right-of-use assets in 2025 was primarily driven by fleet expansion, including the addition of 16 new aircraft.

Sales, Marketing and Distribution Expenses. The 14.9% decrease in sales, marketing, and distribution expenses in 2025 was primarily attributable to improved efficiencies in marketing and distribution, as well as lower revenue levels.

Other Operating Expenses. The 16.0% decrease in other operating expenses in 2025 was primarily attributable to lower administrative and technology-related expenses.

Aircraft and Engine Variable Lease Expenses. The 45.1% increase in aircraft and engine variable lease expenses in 2025 was primarily driven by return condition accruals recognized during the year. In addition, 2024 benefited from higher gains related to the remeasurement of aircraft associated with lease extensions.

Maintenance Expenses. The 29.4% increase in maintenance expenses in 2025 was driven by an increase in our maintenance activities resulting from the age of our fleet.

Depreciation and Amortization. The 13.7% increase in depreciation and amortization in 2025 was primarily driven by the amortization of major maintenance events associated with the aging of our fleet, accounted for under the deferral method. In 2024 and 2025, we recorded amortization of major maintenance leasehold improvements, totaling U.S. $150.6 million and U.S. $157.4 million, respectively.

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

Operating Results

2024 compared to 2025

	For the years ended December 31,
	2024	2025	Variation
	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	3,141,876	3,037,516	(104,360)	(3.3)%
Total operating expenses, net	2,728,654	2,902,525	173,871	6.4%
Operating income	413,222	134,991	(278,231)	(67.3)%

Operating income. As a result of the factors outlined above, our operating income decreased from U.S. $413.2 million to U.S. $135.0 million in 2025.

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Operating Results
Total operating revenues	3,258,973	3,141,876	(117,097)	(3.6)%
Total operating expenses, net	3,036,263	2,728,654	(307,609)	(10.1)%
Operating income	222,710	413,222	190,512	85.5%

Operating income. As a result of the factors outlined above, our operating income increased from U.S. $222.7 million to U.S. $413.2 million in 2024.

Financial Results

2024 compared to 2025

	For the years ended December 31,
	2024	2025	Variation
	(In thousands of dollars, except for %)
Financing results
Finance income	49,444	47,841	(1,603)	(3.2)%
Finance cost	(293,639)	(314,139)	(20,500)	7.0%
Foreign exchange gain, net	13,662	13,059	(603)	(4.4)%
Total financing results	(230,533)	(253,239)	(22,706)	9.8%

Total Financing Results. The 9.8% increase in total financing loss in 2025 was primarily attributable to higher finance costs associated with an increase in aircraft and engine lease agreements, as well as a 3.2% decrease in financing income compared to 2024.

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

Income Tax Benefit and Net Loss

2024 compared to 2025

	For the years ended December 31,
	2024	2025	Variation
	(In thousands of dollars, except for %)
Income (loss) before income tax	182,689	(118,248)	(300,937)	n/a
Income tax (expense) benefit	(56,314)	14,376	70,690	n/a
Net income (loss)	126,375	(103,872)	(230,247)	n/a

During the year ended December 31, 2024 and 2025, we recorded an income tax (expense) benefit of U.S. ($56.3) million and U.S. $14.4 million, respectively. As of December 31, 2025, our tax loss carry-forwards amounted to U.S. $3.2 million (compared to U.S. $0.8 million as of December 31, 2024).

During the year ended December 31, 2024, we utilized U.S. $107.9 million in available tax loss carry-forwards, while in 2025, the utilization decreased to U.S. $2.5 million. The effective tax rate for 2024 was 30.8%, whereas in 2025 was 12.2%.

2023 compared to 2024

	For the years ended December 31,
	2023	2024	Variation
	(In thousands of dollars, except for %)
Income before income tax	7,442	182,689	175,247	>100.0%
Income tax benefit (expense)	377	(56,314)	(56,691)	n/a
Net income	7,819	126,375	118,556	>100.0%

During the year ended December 31, 2023 and 2024, we recorded an income tax benefit (expense) of U.S. $0.4 million and U.S. ($56.3) million, respectively. As of December 31, 2024, our tax loss carry-forwards amounted to U.S. $0.8 million (compared to U.S. $131.2 million as of December 31, 2023).

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

We derived the selected consolidated statements of operations data for the years ended December 31, 2023, 2024, and 2025, and the selected consolidated statements of financial position data as of December 31, 2024 and 2025, from our audited financial statements included in this annual report. See Item 18: “Financial Statements.” Our historical results are not necessarily indicative of future performance.

	As of and for the Years ended December 31,
	2023	2024	2025
	(in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA(1)
Operating revenues:
Passenger revenues:
Fare revenues	1,650,287	1,517,106	1,301,750
Other passenger revenues	1,473,237	1,492,593	1,580,665
Non-passenger revenues:
Other non-passenger revenues	115,424	111,551	134,483
Cargo	20,025	20,626	20,618
	3,258,973	3,141,876	3,037,516
Other operating income	(54,710)	(206,444)	(222,256)
Fuel expense	1,165,078	893,987	885,520
Landing, take-off and navigation expenses	503,366	492,507	544,298
Salaries and benefits	386,723	411,253	451,096
Depreciation of right of use assets	362,015	409,935	448,570
Aircraft and engine variable lease expenses	103,845	135,155	196,082
Sales, marketing and distribution expenses	167,341	169,472	144,208
Maintenance expenses (3)	98,445	100,426	129,930
Other operating expenses	169,864	139,248	116,901
Depreciation and amortization (2)	134,296	183,115	208,176
	3,036,263	2,728,654	2,902,525
Operating income	222,710	413,222	134,991
Finance income	38,222	49,444	47,841
Finance cost	(219,343)	(293,639)	(314,139)
Foreign exchange (loss) gain, net	(34,147)	13,662	13,059
Income (loss) before income tax	7,442	182,689	(118,248)
Income tax benefit (expense)	377	(56,314)	14,376
Net income (loss)	7,819	126,375	(103,872)
Weighted average shares outstanding:
Basic	1,152,609,485	1,150,743,230	1,149,207,934
Diluted	1,165,450,734	1,165,858,647	1,149,207,934
Earnings (loss) per share Basic (4)	0.01	0.11	(0.09)
Earnings (loss) per share Diluted (4)	0.01	0.11	(0.09)
Earnings (loss) per ADS Basic (5)	0.07	1.10	(0.90)
Earnings (loss) per ADS Diluted (5)	0.07	1.08	(0.90)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	774,154	907,981	753,884
Short-term investments	15,265	45,737	20,208
Accounts receivable, net	250,599	138,810	262,051
Guarantee deposits-current portion	147,836	227,211	277,854
Total current assets (9)	1,247,647	1,382,051	1,393,345
Total assets	5,145,972	5,703,710	5,636,612
Total current liabilities	1,621,583	1,770,258	1,916,239
Total non-current liabilities	3,281,795	3,568,639	3,456,592
Total liabilities	4,903,378	5,338,897	5,372,831
Capital stock	248,278	248,278	248,278
Total equity	242,594	364,813	263,781

CONSOLIDATED STATEMENT OF CASH FLOW DATA
Net cash flows provided by operating activities	729,825	1,089,729	749,827
Net cash flows used in investing activities	(462,044)	(472,520)	(88,814)
Net cash flows used in financing activities	(214,386)	(471,570)	(818,850)

OPERATING DATA (8)
Aircraft at end of year	129	143	155
Average daily aircraft utilization (block hours)	13.37	13.03	12.76
Average daily aircraft utilization (flight hours)	11.37	11.16	10.93
Average pesos/U.S. dollar exchange rate	17.76	18.30	19.22
End of year pesos/U.S. dollar exchange rate	16.89	20.27	17.97
Airports served at end of year	71	73	73
Departures (6)	201,376	173,209	188,848
Passenger flight segments (thousands) (6)	31,537	27,927	29,481
Booked passengers (thousands) (6)	33,497	29,473	30,995
Revenue passenger miles (RPMs) (thousands) (6)	33,448,937	29,504,673	30,453,201
Available seat miles (ASMs) (thousands) (6)	38,890,127	33,989,693	36,118,110
Load factor (7)	86%	87%	84%
Average fare revenue per booked passenger (7) (11)	49	51	42
Average other passenger revenue per booked passenger (6) (11)	44	51	51
Total ancillary revenue per booked passenger (6) (11)	48	55	56
Total operating revenue per ASM (TRASM) (cents) (6) (11)	8.4	9.2	8.4
Passenger revenue per ASM (RASM) (cents) (6) (11)	4.2	4.5	3.6
Operating expenses per ASM (CASM) (cents) (6) (11)	7.8	8.0	8.0
CASM ex fuel (cents) (6) (11)	4.8	5.4	5.6
Fuel gallons consumed (thousands)	372,195	322,705	339,959
Average economic fuel cost per gallon USD	3.1	2.8	2.6
Average of employees per aircraft at end of year (10)	54	44	44

(1)	Total amounts in the table above may not calculate exactly due to rounding.
(2)	Includes, among other things, major maintenance expenses, which are capitalized and subsequently amortized. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(3)	Includes routine and ordinary maintenance expenses only. See Item 5: “Operating and Financial Review and Prospects—Operating Results.”
(4)	Basic and diluted (loss) earnings per share amounts are calculated by dividing the net earnings (loss), for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares in accordance with IAS 33 “Earnings per share.”
(5)	The basis used for the computation of the information is to multiply the earnings (loss) per basic and diluted share obtained pursuant to footnote (3) above by ten, which is the number of CPOs represented by each ADS. Each CPO, in turn, represents a financial interest in one Series A share of common stock of Volaris.
(6)	Includes scheduled and charter.
(7)	Includes scheduled.
(8)	See “Glossary of Airlines and Airline Terms” elsewhere in this annual report for definitions of terms used in this table.
(9)	See detail of other current assets in Item 17: “Financial Statements”.
(10)	Traffic agents are considered on a 60% FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.
(11)	Non-IFRS financial measure. For more information on the non-IFRS measures, please refer to Key Performance Indicators.

B.       Liquidity and Capital Resources Liquidity

Our primary source of liquidity is cash provided by operations, with our primary uses of liquidity being working capital and capital expenditures.

	For the years ended December 31,
	2023	2024	2025
	(In thousands of dollars)
Net cash flows provided by operating activities	729,825	1,089,729	749,827
Net cash flows used in investing activities	(462,044)	(472,520)	(88,814)
Net cash flows used in financing activities	(214,386)	(471,570)	(818,850)

In recent years, we have been able to meet our working capital requirements through cash from our operations. Our capital expenditure consists primarily of the acquisition of flight equipment, including pre-delivery payments for aircraft acquisitions. From time to time, we finance pre-delivery payments related to our aircraft with lines of credit with commercial banks. We have obtained financing for pre-delivery payments in respect to all the aircraft to be delivered through 2028.

Our cash and cash equivalents decreased by U.S.$154.1 million, from U.S. $908.0 million on December 31, 2024, to U.S.$753.9 million on December 31, 2025.

As of December 31, 2025, our credit lines total U.S. $2,045.6 million, of which U.S.$1,447.6 million were related to financial debt (U.S.$273.1 million were undrawn) and U.S.$598.0 million were related to letters of credit (U.S. $ 241.6 million were undrawn).

As of December 31, 2025, we had available lines of credit of U.S.$514.7 million. As of December 31, 2024, our credit lines total U.S.$1,873.4 million, of which U.S.$1,315.4 million were related to financial debt (U.S. $308.6 million were undrawn) and U.S.$558.0 million were related to letters of credit (U.S. $229.3 million were undrawn).

As of December 31, 2024, we had available lines of credit of U.S.$537.9 million.

As of December 31, 2023, our credit lines total U.S.$1,388.8 million, of which U.S.$960.9 million were related to financial debt (U.S.$228.4 million were undrawn) and U.S.$427.9 million were related to letters of credit (U.S.$178.8 million were undrawn). As of December 31, 2023, we had available lines of credit of U.S.$407.2 million.

We have an investment policy to optimize the performance and ensure availability of, and minimize the risk associated with, the investment of cash, cash equivalents and short-term investments. Such policy provides guidelines regarding maximum balance per counterparty, currency mix, instruments, maximum term, counterparties, and credit risk. As of December 31, 2025, 85% of our cash, cash equivalents and short-term investments were denominated in U.S. dollars while 11% were denominated in pesos, and 4% were denominated in other currency. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Net cash flows provided by operating activities. We primarily rely on cash flows from operating activities to provide working capital for current and future operations. Net cash flows provided by operating activities amounted to U.S.$749.8million in 2025 and U.S.$1,089.7 million in 2024. The decrease was primarily attributable to the net loss recorded during 2025, partially offset by positive inflows related to other accounts receivable and guarantee deposits.

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

Net cash flows used in investing activities. During 2025, our net cash flows used in investing activities totaled U.S. $88.8 million. This was primarily driven by the acquisitions of aircraft, engine, rotable spare parts, furniture, and equipment of U.S. $291.6 million, including U.S.$138.3 million related to aircraft and engine acquisitions, U.S.$89.7 million for major maintenance events, U.S.$23.5 million of rotable spare parts, and U.S.$40.1 million in aircraft pre-delivery payments. In addition, we invested U.S.$24.3 million in intangible assets. These outflows were partially offset by U.S.$196.0 million in reimbursements of pre-delivery payments, as well as other proceeds of U.S.$31.1 million.

During 2024, our net cash flows used in investing activities totaled U.S. $472.5 million. This primarily reflected acquisitions of rotable spare parts, furniture, and equipment amounting to U.S.$583.1 million, which included investments of U.S.$129.0 million in major maintenance events, U.S.$218.8 million in rotable spare parts, and U.S.$235.3 million in aircraft pre-delivery payments. Additionally, we invested U.S. $17.6 million in intangible assets and U.S. $31.8 million in other investments. These outflows were partially offset by U.S.$160.0 million in reimbursements of pre-delivery payments.

During 2023, our net cash flows used in investing activities totaled U.S.$462.0 million. This primarily consisted of acquisitions of rotable spare parts, furniture, and equipment of: (i) U.S.$480.8 million (which included investments of U.S.$147.7 million in major maintenance events, U.S. $102.7 million in rotable spare parts and U.S.$230.4 million in aircraft pre-delivery payments), (ii) U.S.$10.4 million in intangible assets acquisitions and (iii) U.S.$17.0 million in other investments. These investments were partially offset by pre-delivery payment reimbursements of U.S.$45.1 million and other minor proceeds of U.S. $1.1 million.

Net cash flows used in financing activities. During 2025, net cash flows used in financing activities totaled U.S.$818.9 million. This primarily included: (i) lease liability payments of U.S.$631.0 million for aircraft and engines, (ii) financial debt payments of U.S.$259.7 million, (iii) interest payments of U.S.$71.1 million, (iv) treasury share purchases of U.S.$4.7 million, and (v) financing expenses of U.S.$1.1 million. These outflows were partially offset by proceeds from financial debt totaling U.S.$148.8 million.

During 2024, net cash flows used in financing activities totaled U.S.$471.6 million. This primarily included: (i) lease liability payments of U.S. $583.4 million for aircraft and spare engine rentals, (ii) financial debt payments of U.S.$208.1 million, (iii) interest payments of U.S.$58.4 million, (iv) treasury share purchases of U.S. $5.1 million, (v) financing expenses of U.S.$1.7 million, and (vi) payments related to other financial instruments of U.S. $0.1 million. These outflows were partially offset by proceeds from financial debt totaling U.S. $385.2 million.

During 2023, net cash flows used in financing activities totaled U.S. $214.4 million, which primarily consisted of : (i) lease liabilities payments of U.S.$529.1 million (aircraft and spare engines rent payments), (ii) financial debt payments of U.S.$97.9 million, (iii) interest expenses of U.S. $37.2 million, (iv) treasury shares purchase of U.S. $3.0 million, (v) expenses related to the offering of U.S. $2.5 million and (vi) other financial instruments of U.S. $1.5 million. These outflows were partially offset by proceeds from financial debt under our asset-backed trust notes (CEBUR) of U.S. $85.1 million and the proceeds from our financial debt of U.S. $371.7 million.

Loan Agreements

A facility agreement with Santander and Bancomext was signed on June 8, 2022, under which we are a guarantor, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. This credit facility bears a floating annual interest rate of three-month SOFR plus a spread of 298 basis points and a five-basis points adjustment linked to sustainability goals. On August 31, 2023, the interest rate increased by five basis points, with the possibility of reducing the additional rate if the objectives are met in the upcoming years. In August 2024, we increased the facility amount to include additional aircraft and extended the maturity date to December 2028. The interest rate from the additional aircraft excludes the sustainability adjustment. This credit facility may limit our ability to, among others, declare and pay dividends in the event that we fail to comply with the payment terms thereunder, dispose of certain assets, incur indebtedness and create certain liens.

A facility agreement with JSA International U.S. Holdings, LLC, was signed on April 1, 2022, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this facility was for up to U.S. $53.7 million, with an annual interest of SOFR plus a spread of 300 basis points along with a SOFR adjustment. The maturity was upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3866 for JSA International U.S. Holdings, LLC with CIBanco, S.A. Institución de Banca Múltiple, now Banco Multiva, S.A. Institución de Banca Múltiple. As of December 2025, this credit facility was fully paid and therefore matured.

A facility agreement with GY Aviation Lease 1714 Co. Limited, was signed on April 1, 2022, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. The aggregate principal amount of this facility was for up to U.S. $73.6 million with an annual interest of SOFR plus a spread of 425 basis points, along with a SOFR adjustment. The maturity was upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3855 for GY Aviation Lease 1714 Co. Limited with Banco Multiva, S.A. Institución de Banca Múltiple. As of December 2025, this credit facility was fully paid and therefore matured.

A facility agreement with Incline II B Shannon 18 Limited, was signed on April 13, 2022, to provide financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this facility was for up to U.S. $134.5 million with an annual interest of SOFR plus a spread of 390 basis points. The maturity was upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3867 for Incline II B Shannon 18 Limited with Banco Multiva, S.A. Institución de Banca Múltiple. As of December 2025, this credit facility was fully paid and therefore matured.

A facility agreement with Oriental Leasing 6 Company Limited, was signed on July 27, 2022, to provide financing for pre-delivery payments in connection with our purchase of the A320 family aircraft. The aggregate principal amount of this facility is for up to U.S. $123.0 million with an annual interest of SOFR plus a spread of 200 basis points, along with a SOFR adjustment. The maturity is upon delivery of the last financed aircraft thereunder. For this purpose, we created the Trust 3921 for Oriental Leasing 6 Company Limited with Banco Multiva, S.A. Institución de Banca Múltiple.

A pre-delivery payment facility with Runway Eleven LLC, was signed on December 19, 2024, to provide financing for pre-delivery payments in connection with our purchase of A320 family aircraft. For purposes of financing these pre-delivery payments, we assigned our rights and obligations under the purchase agreement with Airbus, including the obligation to make pre-delivery payments to a private company limited by shares incorporated in Ireland. The Runway Eleven LLC pre-delivery payments facility does not include financial covenants or similar obligations.

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

On June 20, 2019, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 19 in the amount of Ps.1.5 billion (U.S. $83.5 million as of December 31, 2025, based on an exchange rate of Ps. 17.97 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. This issuance was part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $166.9 million based on an exchange rate of Ps.17.97 to U.S.$1 on December 31, 2025). The asset-backed trust notes had a five-year maturity with annual principal amortization of Ps.250.0 million, Ps.500.0 million, Ps.500.0 million and Ps.250.0 million (U.S. $13.9 million, U.S. $27.8 million, U.S. $27.8 million and U.S. $13.9 million based on an exchange rate of Ps.17.97 to U.S. $1 on December 31, 2025), in 2021, 2022, 2023, and 2024, respectively, with a floating coupon rate of TIIE 28 plus 175 basis points. The asset backed trust notes under the ticker VOLARCB 19 were fully amortized on June 20, 2024.

On October 13, 2021, our subsidiary Volaris Opco issued 15,000,000 asset-backed trust notes under the ticker VOLARCB 21L in the amount of Ps.1.5 billion (U.S. $83.5 million as of December 31,2025 based on an exchange rate of Ps.17.97 to U.S. $1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The issuance amount is part of a program approved by the CNBV for an amount of up to Ps.3.0 billion (U.S. $166.9 million as of December 31, 2025 based on an exchange rate of Ps.17.97 to U.S. $1). With this second issuance the total amount approved for the program has been reached. The asset backed trust notes have a five-year maturity, with annual principal amortizations of Ps.83.3 million, Ps.500.0 million, Ps.500.0 million and Ps.416.7 million (U.S. $4.6 million, U.S. $27.8 million, U.S. $27.8 million and U.S. $23.2 million as of December 31, 2025, based on an exchange rate of Ps.17.97 to U.S. $1) in 2023, 2024, 2025 and 2026, respectively, and bear annual interest at TIIE 28 days plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20, 2023. The notes started amortizing at the end of the second year.

The asset backed trust notes issued in 2021 comply with the Sustainability-Linked Bond Principles of 2020, developed by the International Capital Market Association (“ICMA”). The notes have Sustainability Objectives (“SPT”), for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015 levels. This offering will help us accomplish our long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030, compared to 2015 levels. A feature of the asset backed trust notes is that they will pay an additional 25 basis points to the interest rate if the sustainability goals are not met for 2022, with the possibility of reducing the additional rate if the 2023 or 2024 targets are met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if goals are met for the incoming years.

On September 28, 2023, the CNBV approved an increase amount of the actual program up to Ps. 5.0 billion (US$278.2 million, based on an exchange rate of Ps. 17.97 to US$1 on December 31, 2025) with this authorization, our subsidiary Volaris Opco issued 15,000,000 asset backed trust notes under the ticker VOLARCB23 for Ps.1.5 billion (US$83.5 million, as of December 31, 2025 based on an exchange rate of Ps.17.97 to U.S.$1) through Irrevocable Trust number CIB/3249 created by Volaris Opco. The asset backed trust notes have a five-year maturity with annual principal reduction of Ps.187.5 million, Ps.750.0 million and Ps.562.5 million (U.S.$10.4 million, U.S.$41.7 million and U.S.$31.3 million, as of December 31, 2025 based on an exchange rate of Ps.17.97 to U.S.$1) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus a 215 basis points spread. The asset-backed trust notes will start amortizing at the end of the third year.

Other financing agreements

In August 2025, we entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of aircraft. These agreements bear an annual interest rate of 6.52% and mature in 2029.

We entered into several agreements that qualified as field sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

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

In September 2025, we entered into a new financing agreement with Credit Agricole Corporate and Investment Bank for the acquisition of engines. This agreement bears an annual interest rate of SOFR plus a spread of 200 basis points and matures in 2032.

C.       Research and Development, Patents and Licenses, Etc.

We have registered the trademark “Volaris” and several additional trademarks and slogans with the trademark offices in Mexico, the United States and in the Central and South American countries in which we operate. Our most important trademark is “Volaris,” as it is the trademark under which the passenger air transportation services we provide are offered and advertised. On April 15, 2021, the Mexican authorities declared the trademark “Volaris” a famous brand, being the first trademark in the Mexican aviation industry to receive such recognition, and in April 2026 said Mexican authorities granted an extension of the famous brand.

We own approximately 321 registrations of word mark, unnamed and mixed trademarks, as well as slogans including “Volaris,” “Volaris (y Diseño),” “Innominada (Diseño de Estrella),” “Your name on a plane,” “Precios que te hacen viajar,” “Wanna Save,” “Wanna Travel,” “Want it all,” “Want to Save,” “Want to Travel,” “Quiero Ahorrar,” “Quiero todo,” “Quiero viajar, “Volaris carga,” “Volaris TV,” “Volaris cargo,” “Familia de tarifas Volaris,” “Fare Families Volaris,” “Viajes Volaris,” “www.volaris.com.mx,” “V de Volaris,” “Volaris vive viajando,” “Volaris ponle tu nombre a un avión,” “V con todo,” “La Aerolínea Ecológica,” “El lado V de Volaris,” “Tú Decides,” “Volemos juntos,” “V Fundación,” “Tarifa Limpia,” “Volaris por un Cielo azul,” “#CielitoLimpio,” “Volaris#CielitoLimpio,” “Con Volaris tú pones las promos,” “V. Pass,” “Volemos diferente,” “Hot Tickets,” “Avión Ayuda Volaris,” “Entre Nubes,” “Menú Entre Nubes,” “Volaris Cargo,” “Deja volar tu antojo,” “Para vivir viajando,” “To live traveling,” “Ya Vas/Volaris,” “Gran venta de aniversario 17 años Volaris,” “Annual Pass,” “Pase Anual,” “Pase Anual de Volaris,” “Annual Pass by Volaris,” “Con Volaris Alcanza Más,” “Zero v.Club,” “Zero viaja a nuestro precio más bajo,” “Básica la más comprada,” “Plus viaja sin preocupaciones,” “Zero travel at our lowest Price,” “Basic best value,” “Plus worry free,” “Viaja todo lo que puedas,” “Fly as much as you can,” “#AvioncitoVolarisChallehge,” “Volaris Express,” “AVOLARIS,” “Shuttle Volaris,” “Seguro de Viaje Volaris,” “Volaris los más puntuales de México,” “El día del viajero Volaris,” “Garantía Volaris de Equipaje,” “Garantías Volaris,” “Garantía Volaris de Puntualidad,” “VLRS,” “Tú decides lo que necesitas,” “Ahorra siempre viajando más,” “La forma más barata de volar,” “V.Shop Volaris Official Store,” “Volar sí,” “Volar ahora es volar sí,” “Temporada de volada Volaris,” “Marzo regalazo Volaris,” “La temporada de ofertas más grande de Volaris,” “Llegaron los preciosísimos Volaris,” “Marzoventa Volaris,” “V.Club,” “Volaris Menú Entre Nubes,” “Entre Nubes de Volaris,” “#VPonleTuApodoAUnAvión,” “Ponle tu nombre a un avión,” “Corro, Vuelo y Celebro”, “Volaris tus vacaciones con YaVas” “Volaris AVSEC”, “AVSEC Volaris”, “Volaris 5,000 FT”, “Volaris 10,000 FT”. “Volaris 30,000 FT”, “altitude by Volaris”. We have registered the trademark “Volaris” with the trademark office in Mexico, the United States and in the countries in which we operate in Central and South America. The validity of the aforementioned trademarks have expiration dates ranging from 2026 to 2036.

For the development of the issuer our most important trademark is “Volaris,” as it is the trademark under which the passenger air transportation services we provide are offered and advertised.

We operate software products under licenses from our vendors, including Jeppesen Systems AB, Navitaire LLC, Juniper Technologies Corporation, Despegar.com México, S.A. de C.V. and Loyalty Juggernaut. Inc. Under our agreements with Airbus, we use Airbus’ proprietary information to maintain our aircraft.

D.       Trend Information

See Item 5: “Operating and Financial Review and Prospects—Operating Results—Trends and Uncertainties Affecting our Business.”

E.       Tabular Disclosure of Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2025:

	Contractual Obligations*
	Payments due by Period
		Less than 1			More than
	Total	Year	1 to 3 years	3 to 5 years	5 years
	(In thousands of dollars)
Debt(1)	706,374	262,912	286,137	95,723	61,602
Lease liabilities(2)	4,678,133	693,477	1,650,234	995,467	1,338,955
Future lease liabilities(3)	285,934	15,876	47,656	47,656	174,746
Flight equipment, spare engines and spare parts purchase obligations(4)	6,376,803	355,253	1,730,813	3,008,755	1,281,982
Total future payments on contractual obligations	12,047,244	1,327,518	3,714,840	4,147,601	2,857,285

(1)	Includes scheduled interest payments.
(2)	Does not include maintenance deposit payments because they depend on the utilization of the aircraft.
(3)	These refer to upcoming lease payments in connection with our committed sale and lease back agreements as of December 31, 2025.
(4)	Our contractual purchase obligations consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. In December 2017, we signed an amendment to our purchase agreement with Airbus to purchase 80 aircraft which Airbus committed to deliver between 2022 and 2026. In July 2020, we amended the agreement with Airbus to reschedule the delivery of 80 aircraft between 2023 and 2028.In November 2021, we entered into a new amendment to the agreement with Airbus to purchase 39 additional aircraft which Airbus committed to deliver between 2023 and 2029. Additionally, we exercised our right under the agreement with Airbus to convert 20 A320neo aircraft into A321neo aircraft, four of which has been delivered as of the date of this annual report. In October 2022 we entered into a new agreement with Airbus to purchase 25 additional aircraft which Airbus committed to deliver in 2030. In November 2024, we entered into an amendment to the existing purchase agreement with Airbus to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.On February 24, 2026, we entered into an amendment to the existing purchase agreement with Airbus to reschedule 10 of the pending aircraft delivering in 2027 and 2028 to 2032.
*	Disclosure of contractual obligations does not include obligations relating to our post-employment benefits which totaled U.S. $15 million on December 31, 2025.

In 2026, we expect our capital expenditures, net of financed pre-delivery payments, to be U.S. $350 million, consisting primarily of aircraft parts and rotable spare parts, construction and improvements to leased assets, and major maintenance costs (leasehold improvements to flight equipment recorded into rotable spare parts furniture and equipment, net).

F.       SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM and CASM ex-fuel.

These non-IFRS measures are provided as supplemental information to the financial information presented in this annual report that is calculated and presented in accordance with IFRS because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

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

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Board of Directors

Our by-laws provide that the board of directors be comprised of no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are required to be independent pursuant to the LMV. A determination about independence must be made by our shareholders and it may be challenged by the CNBV. As of the date of this annual report, our board of directors is comprised of 12 members, of which 75% are independent.

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

Name	Age	Title	Alternate*
Brian Hanna Franke	62	Chairman
Andrew Sammons Broderick	42	Director
Marco Andrés Baldocchi Kriete	52	Independent Director	Rodrigo Antonio Escobar Nottebohm
Stanley Lorin Pace	72	Independent Director
William Dean Donovan	64	Independent Director
Enrique Javier Beltranena Mejicano	63	President, Chief Executive Officer and Director
José Luis Fernández Fernández	66	Independent Director
Joaquín Alberto Palomo Déneke	75	Independent Director
John A. Slowik	75	Independent Director
Ricardo Maldonado Yáñez	58	Independent Director
Guadalupe Phillips Margain	55	Independent Director
Mónica Aspe Bernal	48	Independent Director

*	Alternate directors are authorized to act on behalf of their respective directors in the event of such directors’ inability to attend board meetings.

Brian Hanna Franke has served as a member of our board of directors since 2010 and as Chairman of our board of directors since 2020. He is currently a principal specializing in aviation investments with Indigo Partners LLC, a private equity firm based in the United States. Mr. Franke is also a member of the board of directors of Frontier Airlines, JetSMART Airlines, APiJET and Cebu Pacific Airlines. He previously served on the board of directors of Tiger Airways Holdings (Singapore) from 2008 to 2010 and Tiger Airways Australia from 2009 to 2010. Prior to that, Mr. Franke was vice president of Franke & Company Inc., a boutique private equity firm focused on small and medium enterprises investments. He was also a director in marketing for Anderson Company, a U.S. real estate developer, from 1989 to 1992 and a marketing manager for United Brands Inc., a U.S. distribution and licensing company for consumer goods, from 1987 to 1989. Mr. Franke holds a B.S. in Business from the University of Arizona and a M.A. in International Management from Thunderbird School of Global Management. He also serves on the University of Arizona Foundation Board and participates on its Investment and Executive Committees.

Andrew Sammons Broderick has served as a member of our board of directors since 2023, Mr. Broderick, is a Managing Director of Indigo Partners LLC, a private equity fund focused on air transportation, which he joined in July 2008. He has served on the board of directors of Frontier Airlines Holdings, Inc., an airline based in the United States, since January 2018; JetSMART Airlines SpA, an airline based in Chile, since September 2018; Wizz Air Holdings Plc, an airline based in Europe, since April 2019; and APiJET, LLC, a software company focused on providing real-time cost saving analytics to airlines, since November 2020; and CycloKinetics, Inc. (formerly CleanJoule) since May 2023, a sustainable aviation fuel development company. Additionally, Mr. Broderick serves on various committees of these companies, including finance, sustainability and culture, safety and security, and compensation committees. Prior to joining Indigo, Mr. Broderick was employed at a macroeconomic hedge fund and a stock-option valuation firm. Mr. Broderick holds a B.S. in Economics and a B.A. in Spanish from Arizona State University and a Masters of Business Administration from the Stanford Graduate School of Business.

Marco Andrés Baldocchi Kriete has served as a member of our board of directors since 2020, previously serving as an interim director since July 2019. Previously serving as our alternate director since 2010. Mr. Baldocchi currently serves as chief executive officer of Dollarcity, a high-growth retail company operating more than 600 locations in Central America, Colombia and Peru. Mr. Baldocchi was an independent director of Avianca Holdings, S.A. (formerly Avianca Taca Holdings, S.A.) from 2010 to 2014. He was a founding member of Transactel Inc. and a member of the board of directors of Banco Agricola from 2003 to 2007. He also serves on the boards of other aviation-related companies, such as Aeromantenimiento and Mobiliarie Latam in El Salvador and Guatemala. Mr. Baldocchi holds a master’s degree in business administration from the Kellogg School of Management and a bachelor’s degree in economics from Vanderbilt University.

Stanley Lorin Pace has served as a member of our board of directors since 2017. He is a partner at Bain & Company where he has served as a member and chair of most of its key governance board of directors. Mr. Pace was the founder of the transformation and airline practices at Bain & Company and has led many of its largest and most successful relationships and transformations. He also serves as a member of the board at Parkway Construction. Mr. Pace served as the chief executive officer of ATA from 1996 to 1997, at that time, ATA was the largest charter airline in the world. Mr. Pace holds a B.A. in Accounting and Finance from University of Utah -BYU, where he graduated as valedictorian, and a M.B.A. from Harvard Business School, where he graduated with high distinction.

William Dean Donovan has served on our board of directors since 2010 first as an alternate director and then as a full director starting in 2017. In 2009, Mr. Donovan joined the board of Prophet Brand Strategy, a marketing consultancy. At Prophet, he sits on the compensation committee and chaired the capital committee, which provided board oversight for the recapitalization of the company. He served on the board of the Metropolitan Bank from 2008 to 2015, where he chaired the compensation committee. He co-founded Volaris in 2005. Mr. Donovan worked with Bain & Company from 1989 to 2003. He was Managing Director of Bain Africa from 1999 to 2002, worked with aerospace clients, and led Bain’s aviation practice and auto practice at various times. Mr. Donovan co-founded Casino Marketing Alliance, a provider of analytics services to the casino industry. Mr. Donovan has served as COO of Nimblefish Technologies, a specialized micromarketing agency and as CEO of SearchForce, a paid search workflow and optimization platform. Mr. Donovan currently leads DiamondStream Partners, an investment firm that specializes in aviation and aerospace technology. In this role, he assists companies focused on mid-mile freight, electric and hybrid electric propulsion, aircraft maintenance, revenue management, fleet management, irregular operations, unmanned aircraft, aerial inspection, drones, and the energy transition. He sits on the board or advises the following aviation and aerospace companies GPMS, Elroy Air, Verdego Aero, Ampaire, Wingtra, Stellar Labs, SwissDrones, and Volantio. He has previously served as Chairman and on the compensation committee of Stellar Labs. He is a frequent speaker on the future of aviation and aerospace. Mr. Donovan holds a B.A. in Rhetoric and Economics from the University of California Berkeley, where he graduated Phi Beta Kappa and Summa Cum Laude, and a M.B.A. from the Wharton School of the University of Pennsylvania.

Enrique Javier Beltranena Mejicano is one of our co-founders and has served as our Chief Executive Officer since 2006 and as a member of our board of directors since 2016. He previously worked as Grupo TACA’s chief operating officer, human resources and institutional relations vice president, cargo vice president and commercial director for Mexico and Central America. He also held the position of general director of Aviateca in Guatemala. Mr. Beltranena started his career in the aerospace industry in 1988. During the 1990s, he was responsible for the commercial merger of Aviateca, Sahsa, Nica, Lacsa and TACA Peru, which consolidated them into a single management entity called Grupo TACA. While at Grupo TACA, Mr. Beltranena also led the development of single operating codeshare and the negotiation of open skies bilateral agreements among each of the Central American countries and the United States, as well as the certification of the aeronautic authorities in Central America and Mexico and the compliance of the OACI regulation. In 2001, Mr. Beltranena led Grupo TACA’s complete restructuring as its chief operating officer. In 2017, Mr. Beltranena participated in one of the biggest joint negotiations for the purchase of single aisle aircraft with Airbus. In 2009, Mr. Beltranena was awarded the Federico Bloch Award by the Latin American & Caribbean Air Transport Association. Mr. Beltranena was named to the Ernst & Young’s Entrepreneur of The Year Hall of Fame in 2012 after winning the 2011 Mexico Entrepreneur of the Year award. He also received the National Order of Merit (Knight’s Badge) from the President of France in 2014. In 2017, he was president of the Board of Directors of IPADE-UP Business School. He is currently a member of the IATA Board of Governors, where he has been a keynote speaker at the Flight Safety Foundation in 2018. In 2022, he participated as a mentor of IATA Board of Governors, in order to incorporate the vision of the CEOs in safety within the aviation. In February 2022, he started as national counselor of the Coordinating Council of Women Entrepreneurs. Mr. Beltranena is widely recognized for his philanthropic activities, including supporting the construction of a Catholic church in Mexico City, advancing women’s rights, and championing the protection of children and adolescents from human trafficking.

José Luis Fernández Fernández has been one of our independent directors since 2012 and is also the chairman of our audit committee. Mr. Fernandez is also a member of the audit committees of several companies including Grupo Televisa, S.A.B. de C.V. and Empresas Cablevisión, S.A.B. de C.V., and he is also an alternate member of the board of directors of Arca Continental, S.A.B. de C.V. Mr. Fernández is a non-managing limited partner of Chevez Ruiz Zamarripa. Mr. Fernández holds a Public Accounting Degree (Licenciatura en Contaduría) from Universidad Iberoamericana and a certification issued by the Mexican Institute of Public Accountants. Mr. Fernández participated in the “Director Development Program” offered by the Center of Excellence in Corporate Governance and the Mexican Stock Exchange, as well as in the “Introduction to the Stock Market” course offered by the same institution. In addition, he attended the “Corporate Governance and Performance Program” organized by the Yale University School of Business.

Joaquín Alberto Palomo Déneke has served as a member of our board of directors since 2005 and as a member of our audit committee. He is also a member of the board of directors of Aeromantenimiento, CASSA and of Banco Agrícola in El Salvador. Mr. Palomo has over two decades of experience in the financial air transportation and commercial aerospace sectors, assessing financial and operational risks, where he created and implemented the first organization for Grupo TACA. He also actively participated in the planning, purchasing negotiations, closing, organization and final merger of AVIATECA, Tan/Sahsa, TACA de Honduras, Nica, Lacsa, Isleña de Inversiones, La Costeña, Aeroperlas and Trans American Airlines to form Grupo TACA. Mr. Palomo has negotiated the financing of more than $1 billion in aircraft leases, sales and leasebacks. Mr. Palomo holds a B.S. in Agricultural Economics from Texas A&M University.

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

Guadalupe Phillips Margain has served as a member of our board of directors since 2020. She is the Chief Executive Officer of ICA Tenedora, S.A. de C.V., and also a member of the board of directors. She previously worked in Grupo Televisa where she was Vice-president of Finance and Risk and served in other positions. Ms. Phillips serves as member of the board of directors of several companies including Grupo Televisa, Grupo Axo, AUNA, Royal Holiday, Openbank and Club de Industriales. Ms. Phillips holds a Law Degree (Licenciatura en Derecho) from the Instituto Tecnológico Autónomo de México, a M.A.L.D. (Master of Arts in Law and Diplomacy) and a Ph.D. from The Fletcher School of Law and Diplomacy, Tufts University.

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

Name	Age	Title
Enrique Javier Beltranena Mejicano	63	President, Chief Executive Officer and Director
Holger Blankenstein	51	Executive Vice President Airline Commercial and Operations
Jaime E. Pous	56	Chief Financial Officer
José Luis Suárez Durán	58	Chief Operating Officer
José Alejandro de Iturbide Gutiérrez	59	Chief Legal Officer
Jimmy Maurice Zadigue	54	Senior Corporate Audit Services and Risk Assessment Director

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

José Luis Suárez Durán has served as our Chief Operating Officer since 2015. He joined Volaris in 2006 as Sales Director. In 2012, he served as Retail and Customer Director, where he supervised the airport operations, ramp management, flight attendants and customer solutions. Prior to joining us, Mr. Suárez worked at Sabre Holdings from 1996 to 2006. Mr. Suárez holds a licenciatura in Industrial Engineering from the Universidad Iberoamericana, a Degree in Executive Management from IPADE Business School, a M.S. in Industrial Engineering and a M.B.A. from the University of Missouri, Columbia.

José Alejandro de Iturbide Gutiérrez has served as our Chief Legal Officer since 2021 and as Secretary of our board of directors since April 2022. Mr. Iturbide served as General Counsel, Managing Director and Secretary of the board of directors of Grupo Financiero Citibanamex, having also served as General Counsel in Mexico at General Electric and Barclays Capital, among others. Mr. de Iturbide received and holds a Law Degree (Licenciatura en Derecho) from the Universidad Nacional Autónoma de México and an LL.M. from the University of Notre Dame, School of Law (Program in London, England).

Jimmy Maurice Zadigue has served as our Senior Corporate Audit Services and Risk Assessment Director (formerly Internal Audit Director) since 2020. He previously served as our Internal Audit Director from 2011 to 2019. Mr. Zadigue worked as the internal audit director of Sempra Infrastructure Mexico (IEnova), the director of operations, finance and administration at Swarovski in Mexico and as the director of finance and business control at Bombardier North America. Mr. Zadigue is also a Chartered Public Accountant in Canada and a Certified Internal Auditor. Mr. Zadigue holds a B.B.A. from HEC-Montreal and a M.S. in Accounting Sciences from the Université du Québec.

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

B.       Compensation

Director and Executive Compensation

In 2023, 2024, and 2025, the senior management positions listed in this annual report received an aggregate compensation for short-term of U.S.$5.9 million, U.S.$6.5 million, and U.S.$6.4 million, respectively as well as long-term of U.S.$4.2 million, U.S.$4.2 million, and U.S.$4 million, respectively.

In 2023, 2024, and 2025, all our senior management positions received an aggregate compensation for short-term benefits of U.S.$13.8 million, U.S.$15.2 million, U.S.$17.2 million, respectively as well as long-term of U.S.$5.7 million, U.S.$6.5 million, and U.S.$5.9 million, respectively. These amounts were recognized in salaries and benefits in our consolidated statements of operations.

In 2023, 2024, and 2025, the chairman and the independent members of our board of directors received a net compensation of U.S.$0.7 million, U.S.$0.4 million, and U.S.$0.4 million, respectively, and the rest of the directors received a net compensation of U.S.$0.2 million, U.S. $0.1 million, and U.S.$0.2 million, respectively.

In 2024 and 2025, the amount paid to the chairman and independent members included payment through our shares totaling U.S.$0.8 million and U.S.$0.8 million, respectively.

Our directors or executive officers are generally not entitled to any benefits upon termination, except for indemnification payments provided under the Mexican Federal Labor Law (Ley Federal del Trabajo), if any.  However, in connection with the Proposed Transaction, certain employment agreements of certain executive officers will provide for certain severance payments and other rights, including the right to sell ordinary shares of the Company received pursuant to employee compensation arrangements to the Company at pre-determined prices.

Management incentive plan (“MIP II”)

On February 19, 2016, the Board of Directors authorized an extension to the MIP for certain key executives; this plan was named MIP II. In accordance with this plan, we granted SARs to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

On July 15, 2025, a five-year extension of MIP II was approved, running through February 18, 2031.

The carrying amount of the liability relating to these SARs as of December 31, 2023, 2024, and 2025 was U.S.$1.4 million, U.S.$0.1 million, and U.S.$0.01 million, respectively. The compensation cost is recognized in our consolidated statements of operations under the caption salaries and benefits over the service period. During the year ended December 31, 2023, 2024, and 2025, we recorded a benefit of U.S.$0.1 million, U.S.$1.1 million, and U.S.$0.1 million, respectively, associated with these SARs in our consolidated statements of operations. No SARs were exercised during 2023, 2024, and 2025.

Board of Directors Incentive Plan (BoDIP)

The number of shares held by the trustee as of December 31, 2023, was 4,781,769 of which three shares were priced at Ps.26.29; 586,263 shares were priced at Ps.16.12; 807,255 shares were priced at Ps.16.80; 2,107,566 shares were priced at Ps.9.74; 610,848 shares were priced at Ps.32.23; and 669,834 shares were priced at Ps.33.80.

The number of shares held by the trustee as of December 31, 2024, was 3,388,251 of which three shares were priced at Ps.26.29; 2,107,566 shares were priced at Ps.9.74; 610,848 shares were priced at Ps.32.23 and 669,834 shares were priced at Ps.33.80.

During 2025, certain conditions were met and the executives did exercise the option to purchase shares. In accordance with the terms of the plan, Volaris is entitled to receive the proceeds from the sale of these shares. The number of forfeited shares during the year ended December 31, 2025 was 1,898,603.

The number of shares held by the trustee as of December 31, 2025, was 1,138,384 of which 542,976 shares were priced at Ps. 32.23 and 595,408 shares were priced at Ps.33.80.

In April 2023, our Annual General Shareholders’ Meeting modified the terms of the BoDIP. Starting in 2023, certain members of the Board of Directors receive additional benefits through a stock-based plan administered by the LTIP Trust. These benefits are delivered to the beneficiaries once the established conditions are met.

As of December 31, 2023, the trustee held 370,860 shares priced at Ps.21.14.

As of December 31, 2024, the trustee held 588,205 shares priced at Ps.13.27.

As of December 31, 2025, the trustee held 1,030,094 shares priced at Ps.7.90.

Long-term Incentive Plan

On November 6, 2014, our shareholders and the shareholders of our subsidiary Servicios Corporativos, approved an amendment to the current LTRP for the benefit of certain key executives, based on the recommendations of our Board of Directors at its meetings held on July 24 and August 29, 2014. For such purposes on November 10, 2014, an irrevocable Administrative Trust was created by Servicios Corporativos and the key executives. The new plan was restructured and named LTIP, which consists of a share purchase plan (equity-settled transaction) and SARs plan (cash settled).

On October 18, 2018, our Board of Directors approved a new LTRP for certain of our executives, through which the beneficiaries of the plan, will receive our shares once the service conditions are met. This plan does not include cash compensations granted through appreciation rights on our shares. The retention plans granted in previous periods under LTRP will continue to be in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

Share Purchase Plan (Equity-Settled)

Under the share purchase plan (equity-settled), in November 2014, certain of our key executives were granted with a special bonus in an amount of Ps.10.8 million (U.S.$797 thousand as of November 11, 2014, based on an exchange rate of Ps.13.58 to U.S. $1), to be used to purchase our Series A shares.

The bonus amount of Ps.7.1 million (U.S. $520 thousand as of November 11, 2014 based on an exchange rate of Ps.13.58 to U.S.$1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key employee, to the Administrative Trust for the acquisition of our Series A shares through an intermediary authorized by the BMV based on the Administration Trust’s Technical Committee instructions.

Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares are held in escrow under the Administrative Trust for its administration until the vesting period date for each key employee, when such key employee can fully dispose of the shares as desired.

The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares will be sold in the BMV, and Servicios Corporativos, Volaris and Volaris Opco would be entitled to receive the proceeds of the sale of such shares.

The key executives’ account balance will be tracked by the Administrative Trust. The Administrative Trust objectives are to acquire Series A shares on behalf of the key executives and to manage the shares granted to such key executive based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Volaris, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury stock in the consolidated statement of changes in equity.

In November 2023, 2024, and 2025 allocations to this plan were approved by our board of directors. The total cost of the allocations approved were U.S.$ 5.7 million (U.S.$3.7 million net of withheld taxes), U.S.$5.8 million (U.S.$3.8 million net of withheld taxes), and U.S.$5.9 million (U.S.$3.8 million net of withheld taxes), respectively. Under the terms of the incentive plan, certain of our key employees were granted a special bonus that was transferred to the administrative trust for the acquisition of our Series A shares.

During 2023, 2024 and 2025 we recognized U.S. $6.0 million, U.S. $6.3 million and U.S. $6.4 million, respectively, as compensation expense associated with the long-term incentive plan in our consolidated statements of operations.

During the year ended December 31, 2023, some key executives left us; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos, Volaris and Volaris Opco are entitled to receive the proceeds of the sale of such shares. The number of forfeited shares as of December 31, 2023, was 330,453.

During 2024, there were no forfeited shares. During 2025, some key executives left us; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos, Volaris and Volaris Opco are entitled to receive the proceeds of the sale of such shares. The number of forfeited shares as of December 31, 2025, was 295,821. As of December 31, 2023, 2024, and 2025, 9,163,300 shares, 10,492,330 shares, and 10,939,303 shares, respectively, were held in trust under this plan as all shares granted remained unvested. Such shares were considered as treasury shares and considered outstanding for diluted earnings per share purposes because the holders are entitled to dividends if and when distributed.

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

Audit Committee

The LMV requires us to have an audit committee, which must be comprised of at least three independent members. The audit committee was established in April 2023 as a result of the April 2023 Committee Restructuring Plan. We believe that all of the members of the audit committee are independent under the LMV and Exchange Act Rule 10A-3.

The audit committee’s principal duties are to:

•	call shareholders’ meetings and request the inclusion of matters in the agenda;
•	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
•	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;
•	inform the board of directors of the status of our internal controls, our internal audit program and their adequacy;
•	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
•	render its opinion to the board of directors regarding transactions with related parties;
•	request reports from our executive officers or independent experts whenever it deems appropriate;
•	investigate and inform the board of directors of any irregularities that it may encounter;
•	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
•	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
•	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;

•	request opinions from independent third party experts;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
•	hire or recommend auditors to shareholders and approve them.

As of the date of this annual report, the audit committee has at least one financial expert, José Luis Fernández Fernández, and is composed of three members.

The current members of our audit committee are:

Name	Title
José Luis Fernández Fernández	Chairman and Independent Director
Joaquín Alberto Palomo Déneke	Independent Director
John A. Slowik	Independent Director

Corporate Governance Committee

The LMV requires us to have a corporate governance committee, which must be comprised of at least three independent members. The corporate governance committee was established in April 2023 as a result of the April 2023 Committee Restructuring Plan. We believe that all of the members of the corporate governance committee are independent under the LMV and Exchange Act Rule 10A-3.

The corporate governance committee’s principal duties are to:

•	call shareholders’ meetings and request the inclusion of matters in the agenda;
•	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;
•	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
•	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
•	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;
•	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
•	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
•	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
•	inform our board of directors of relevant labor contingencies;

•	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

As of the date of this annual report, the current members of the corporate governance committee are:

Name	Title
Ricardo Maldonado Yáñez	Chairman and Independent Director
Mónica Aspe Bernal	Independent Director
Guadalupe Phillips Margain	Independent Director

D.       Employees

We believe that having well-trained and driven employees impacts our growth potential and the quality of the service we provide. We therefore expend significant effort on selecting and training individuals who we believe are the best qualified for our company and will fit well within our corporate culture of customer service, meritocracy and efficient operations.

As of December 31, 2025, we had 7,098 employees, which consisted of 1,255 pilots, 2,571 flight attendants, 263 ramp operations personnel, 738 airport and customer service personnel, 1,055 maintenance personnel, 89 dispatch personnel, and 1,127 management and administrative personnel. Of our total employees, 5,122 or 72% are members of the Union of Workers of the Aeronautic, Similar or Connected Industries (Sindicato de Trabajadores de la Indústria Aeronaútica, Similares y Conexos de la República Méxicana) (“STIAS”) and the remaining 28% of our employees are not part of any union. Volaris Opco entered into a collective bargaining agreement with our union employees and will expire in February 2028 for benefits and salaries. On January 19, 2026, a salary review agreement was signed with the union, in accordance with the terms established in the collective bargaining agreement. This agreement stipulates a 4% salary increase, including per diem and food allowances. We believe we have a good relationship with our employees and have never had labor strikes or work stoppages.

The following table sets forth the number of our employees per category and average employees per aircraft for the periods indicated below:

	For the Years ended December 31,
Employees	2023	2024	2025
Pilots	1,427	1,339	1,255
Flight attendants	2,748	2,512	2,571
Ramp operations personnel	196	222	263
Airport and customer service personnel (1)	972	809	738
Maintenance personnel	574	640	1,055
Dispatch personnel	-	61	89
Management and administrative personnel	1,281	1,318	1,127
Total	7,198	6,901	7,098
Average employees per aircraft (2)	54	44	44

(1)	For the years ended December 31, 2023, 2024, and 2025, the number of employees that were considered traffic agents is 650, 470, and 380, respectively.
(2)	Traffic agents are considered on a 60.0 % FTE (Full-Time Equivalent) basis for this calculation, as they are part-time employees.

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

Major Shareholders and Share Ownership

The following table sets forth information as of the date of this annual report with respect to beneficial ownership of our capital stock:

•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

	Common Stock
Shareholders	Series A Shares Number	Percentage
5% Shareholders:
Funds managed by Indigo(1)	212,575,679	18.2%

(1)	Consists of 135,974,070 Series A shares (deposited in the CPO trust) held by Indigo LatAm LP., 4,229,289 Series A shares (deposited in the CPO trust) held by Long Bar LatAm, LLC, 178,220 Series A shares (deposited in the CPO trust) held by Long Bar LatAm II LP, 30,000,000 Series A shares (deposited in the CPO trust) held by Indigo Mexico LLC and 42,194,100 Series A shares (deposited in the CPO trust) held by Indigo Mexico Cöoperatief U.A. William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Cöoperatief U.A, and is manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP and Indigo Mexico LLC, and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Indigo Mexico Coöperatief U.A. has a principal business address at: Schiphol Boulevard 231, 1118 BH Amsterdam, Netherlands. All other entities listed herein, whose shares are beneficially owned by Indigo, have a principal business address at: N. Scottsdale Road, Scottsdale, Arizona 85250.

As of the date of this annual report, our directors and officers owned shares as follows:

Name	Title	Number of shares
Brian Hanna Franke	Chairman of the Board	3,217,250	*
John A. Slowik	Independent Director	191,860	*
William Dean Donovan	Independent Director	2,863,650	*
Andrew Sammons Broderick	Director	41,920
Monica Aspe Bernal	Independent Director	89,953
Marco Andrés Baldocchi Kriete	Independent Director	187,050	*
Stanley Lorin Pace	Independent Director	228,390	*
Guadalupe Phillips Margain	Independent Director	158,513
Ricardo Maldonado Yáñez	Independent Director	176,678
José Luis Fernández Fernández	Independent Director	193,724
Joaquin Alberto Palomo Deneke	Independent Director	101,860
Enrique Javier Beltranena Mejicano	Director, President and Chief Executive Officer	13,866,647
Holger Blankenstein	Executive Vice President Airline Commercial and Operations	5,567,828	*
Jaime E. Pous	Chief Financial Officer	2,566,057
José Luis Suárez Durán	Chief Operating Officer	785,238
José Alejandro de Iturbide Gutiérrez	Chief Legal Officer	740,442
Jimmy Maurice Zadigue	Senior Corporate Audit Services and Risk Assessment Director	173,287	*

*	Shares owned through CPOs or ADSs. Based on beneficial ownership reports filed with the U.S. Securities and Exchange Commission.

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

Securities Held in Host Country

As of December 31, 2025, 66,231,675 ADSs (equivalent to 662,316,750 shares, or 57% of the total outstanding shares of our common stock) were outstanding and held of record by 22 registered shareholders of depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Registration Rights

We have granted the registration rights described below to our principal shareholders, to register shares of capital stock (and/or CPOs having such shares as underlying securities) owned by each of them after our initial public offering with SEC under the Securities Act, pursuant to the terms of a registration rights agreement filed as Exhibit 4.7 to our registration statement on Form F-1 filed with the SEC on September 16, 2013 (the “Registration Rights Agreement”). No registration rights were granted to our principal shareholders in respect of the registration of our shares with the RNV maintained by the CNBV, because all of our Series A shares were registered thereat concurrently with our initial public offering, and such registration will be updated, from time to time, as required under applicable Mexican law.

The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the copy filed as Exhibit 4.7 to our registration statement on Form F-1 filed with the SEC on September 16, 2013.

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

Servprot S.A. de C.V., (“Servprot”)

Servprot was a related party until June 13, 2023, because Mr. Enrique Javier Beltranena Mejicano, our Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family.

As of December 31, 2023, there were no outstanding balances due to Servprot. As of December 31, 2023, we accrued expenses of U.S. $0.1 million, in connection with these services

MRO Commercial, S.A. (“MROC”)

MRO Commercial, S.A. (“MROC”) and Aeromantenimiento, S.A. (“Aeroman”) are related parties because Mr. Joaquin Alberto Palomo Déneke a member of our board of directors is an alternate director of MRO Holdings, parent company of MROC, and Aeroman. Additionally, Marco Baldocchi, an independent member of our board of directors was a member of Aeroman’s board of directors until November, 2024. On January 1, 2017, we entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, we entered into an amendment of such agreement where: (i) the agreement was assigned by Aeroman to MROC and Aeroman was appointed as the designated entity to perform the repairs and maintenance services; and (ii) the agreement was extended until January 1, 2027. On January 1, 2024, the agreement was further amended to extend the term until December 31, 2028.  On January 1, 2025, we signed an amendment and extended the agreement until December 31, 2035. The agreement provides for the exclusive use of MROC’s services for the repair and maintenance of aircraft, subject to availability of Aeroman facilities. Under the agreement, the related parties provide inspection, maintenance, repair and overhaul services for aircraft. We make payments under the agreement depending on the services performed. As of December 31, 2023, 2024, and 2025 the balance due to MRO under the agreement was U.S. $8.0 thousand, U.S. $1.0 million, and U.S. $1.8 million, respectively.

During the year ended December 31, 2023, 2024, and 2025, we incurred expenses with MRO of U.S. $15.7 million, U.S $21.4 million, and U.S. $23.4 million, respectively.

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Mr. Ricardo Maldonado Yáñez, independent member of our board since April 2018, is partner of MACF and the firm provides legal services to us.

As of December 31, 2023, 2024, and 2025, the balance due for the services received from MACF was U.S. $105 thousand, U.S. $146 thousand, and U.S. $142 thousand, respectively.

During the years ended December 31, 2023, 2024, and 2025, we recognized expenses of legal services with MACF of U.S. $0.2 million, U.S. $0.2 million, and U.S. $0.8 million, respectively.

Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Mr. Brian H. Franke and Mr. Andrew S. Broderick serve as members of our board of directors and Frontier´s board of directors. Mr. Franke and Mr. Broderick are also managing directors of Indigo Partners, which has investments in both companies.

As of December 31, 2023, there is no outstanding balance due to Frontier under this agreement. As of December 31, 2024, the accounts receivable from Frontier were U.S. $2.2 million. As of December 31, 2025, the accounts receivable from Frontier were U.S. $3.4 million. Additionally, as of December 31, 2023, 2024, and 2025, the account payable was U.S. $1.9 million, U.S. $0.7 million, and U.S. $1.2 million, respectively.

During the years ended December 31, 2024, and 2025, we recognized revenue under this agreement of U.S. $5.5 million, and U.S. $10.5 million. During the year ended December 31, 2023, we did not have revenue transactions.

Chevez, Ruiz, Zamarripa y/ Cia, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of our board of directors, as well as the chairman of our audit committee and non-managing limited partner of Chevez. Chevez provides us with tax advisory services.

As of December 31, 2023, 2024, and 2025, the account payable with Chevez was U.S. $0.6 million, U.S. $0.1 million, and U.S. $0.9 million, respectively.

During the years ended December 31, 2023, 2024, and 2025, we recognized expenses with Chevez of U.S. $1.2 million, U.S. $0.2 million and U.S. $1.3 million, respectively.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

OMA was considered a related party, because Mr. Ricardo Maldonado Yáñez, was a member of the board of directors of OMA until 2024 and is an independent member of our board of directors and the chairman of our corporate governance committee. As of the date of this annual report, OMA is no longer a related party.

As of December 31, 2023, the account payable with OMA was U.S. $12.9 million.

During the year ended December 31, 2023, we recognized expenses with OMA of U.S. $12.3 million.

A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party because Mr. Harry F. Krensky, who served as member of our board of directors until April 22, 2026, is the Chairman of the board of directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of December 31, 2023, 2024, and 2025, the accounts payable from AISG were U.S. $0.3 million, U.S. $0.3 million, and U.S. $0.4 million, respectively.

During the year ended December 31, 2023, 2024, and 2025, we recognized expenses with AISG of U.S. $2.9 million, U.S. $3.0 million, and U.S. $3.8 million, respectively.

Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Mr. Brian H. Franke and Mr. Andrew S. Broderick serve on the board of directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2024, and 2025, we did not have outstanding balance due to Jetsmart Chile.

During the years ended December 31, 2024 and 2025, we recorded revenues in pilot professional technical cooperation services of U.S. $0.2 million and U.S. $0.3 million, respectively.

Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Mr. Brian H. Franke serves on the board of directors of both, the Company and Jetsmart Argentina. On December 11, 2024, we entered into an agreement to lease an aircraft engine with Jetsmart Argentina.

As of December 31, 2024, and 2025, the account payable with Jetsmart Argentina was U.S. $80 thousand, and U.S. $80 thousand, respectively.

During the years ended December 31, 2024 and 2025, we recorded revenues in lease aircraft engines of U.S.$80 thousand, and U.S.$1.1 million, respectively.

CycloKinetics, Inc. (formerly CleanJoule) (“CycloKinetics”)

CycloKinetics is considered a related party because Mr. Brian Hanna Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of CycloKinetics and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Sammons Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CycloKinetics. CycloKinetics is a Company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. We directly purchased common stock of CycloKinetics, recognizing 320,000 common stock shares amounting to U.S.$4.0 million.

Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our board of directors, also serves in Volantio´s board of directors as of August 13, 2024. Volantio provides us with customer support services.

As of December 31, 2024 and 2025, our account payable with Volantio was U.S.$80 thousand, and U.S.$62 thousand, respectively.

During the years ended December 31, 2024 and 2025, Volantio recognized expenses of U.S.$0.4 million, and U.S.$0.7 million, respectively.

C.       Interests of Experts and Counsel

Not Applicable.

ITEM  8    FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Our annual consolidated financial statements prepared in accordance with IFRS on pages F-1 through F-88 are filed as part of this annual report.

Legal Proceedings

We are subject to various legal proceedings in the ordinary course of our business that we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our consolidated financial statements.

Certain legal proceedings may require us to incur financial obligations. Based on the plaintiffs’ claims, as of December 31, 2024 , and 2025, these proceedings may amount to a total of U.S.$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matters), and U.S.$19.8 million (U.S.$1.8 million related to legal matters, U.S.$3.3 million related to labor matters and U.S.$14.7 million related to other contributions matters), respectively.

Dividend Policy

We have not paid any cash dividends in the past and do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our shareholders on the recommendation of our board of directors and will depend on our earnings, financial condition, results of operations, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our shareholders deem relevant. In addition, we may not pay any dividend unless such dividend is paid from our net profit account and the financial statements including such net profit and the payment of the relevant dividend have been approved by a shareholder resolution. Furthermore, our line of credit with Santander and Bancomext may limit our ability to declare and pay dividends in the event that we fail to comply with the payment terms thereunder. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements”.

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). For the years ended December 31, 2023, 2024 and 2025 we did not allocate any amount to our legal reserve fund. As of December 31, 2023, 2024, and 2025, the legal reserve was U.S. $17,363.

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

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;
•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
•	reports disclosing material information;
•	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, to be approved by shareholders’ meeting or the board of directors;
•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons;
•	details dealing with agreements among shareholders; and,
•	an annual report relating to ESG matters for the prior year.

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

B.       Memorandum and Articles of Association

Our by-laws were originally filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on September 16, 2013. Since that time, our by-laws have been amended and restated from time to time. On April 21, 2023, our shareholders approved the April 2023 Committee Restructuring Plan to amend our by-laws. On April 17, 2026, we furnished further amended and restated by-laws on Form 6-K.

Corporate Object and Purpose

Article 2 of our by-laws states that our corporate purpose is, in general, to undertake any type of act, and execute any type of agreements, instruments and documents, including those of commercial and civil nature, permitted by the applicable law, in Mexico or in any other jurisdiction.

Overview

Our capital stock is divided into two series of shares, Series A shares and Series B shares. Series A shares are common shares and may only be owned directly by Mexican individuals or entities controlled by Mexican individuals. Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities.

On November 22, 2023, the holders of all our outstanding Series B shares converted their Series B shares into Series A shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares. Therefore, we no longer have Series B shares outstanding.

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion represented both by Series A and series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. As of the date of this annual report our outstanding capital stock consisted of 1,165,976,677 Series A shares.

All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

Non-Mexican investors are only entitled to hold Series A shares through CPOs (including CPOs in the form of ADSs), which give non-Mexican investors economic rights but not voting rights.

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

Change of Control Provisions

Subject to certain exceptions (including those applicable to transfers or acquisitions or certain other transactions by or among our current shareholders or in the case of mergers to the extent that we are the surviving entity), our by-laws require that any acquisition of our shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of shares representing 5% or more of our outstanding capital stock (or any multiple of 5%), or any proposal by any person or group of persons to enter into an agreement among shareholders that would result in such person or group of persons effectively having control of the voting rights of 20% or more of our outstanding capital stock or will result in a change of control, will require the prior approval of our board of directors. In the event that approval is not granted, our board of directors or our shareholders may decide, among other things, to require any such person or group of persons to reverse the transaction or to transfer the shares (whether held directly or through ADSs or CPOs) to a third party interested in acquiring the securities at a reference price specified by our board of directors. In addition, such person or group of persons desiring to purchase 5% or more of our outstanding capital stock will be required to follow certain procedures, including observing certain time periods specified in our by-laws.

Any potential purchaser who proposes to acquire our shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of 20% or more of our outstanding capital stock, will be required to make a tender offer for 100% of our outstanding capital stock (including any Series A shares evidenced by CPOs or ADSs) at a price at least equal to the highest of (i) the most recent publicly reported book value per share, (ii) the highest trading price of our Series A shares on the Mexican Stock Exchange within the 365 days prior to the request for approval or approval of the board of directors of the relevant transaction, and (iii) the highest price per share or CPO, as the case may be, paid by the purchaser or, in the case of the ADSs the equivalent thereto, plus, in each case, a 30% premium or a different premium determined by our board of directors, considering the opinion of a reputable investment bank.

Any acquisition of our shares, CPOs or ADSs in contravention of the procedures described above will result in the purchaser not having any voting rights in respect to the purchased securities. No transfer in breach of these provisions will be registered in our stock registry.

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

Calls for shareholders’ meetings will be required to be published in the electronic system implemented by the Mexican Ministry of Economy (Secretaría de Economía) at least 15 days before the scheduled date of the shareholders’ meeting. Calls will have to contain the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, all relevant information will be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry, present evidence of the deposit of their certificates with a financial institution or deposit them with our secretary, or present certificates issued by the custodian of the holder of our Series A shares, together with an Indeval certification. Investors holding our CPOs may not vote nor cause the underlying Series A shares to be voted by the CPO trustee.

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

General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year;
•	discuss and approve the audit committee and the corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);
•	elect directors;
•	appoint the president of the audit committee and the corporate governance committees;
•	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;
•	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;
•	determine the maximum amount of resources allocated to share repurchases; and
•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;
•	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;
•	issuance of shares for purposes of a public offering;

•	any change in our corporate purpose or nationality;
•	any merger or transformation into another type of company;
•	any issuance of preferred stock;
•	the redemption of shares with retained earnings;
•	any amendments to our by-laws including amendments to provisions addressing change of control;
•	any other matters provided for by law or our by-laws; and
•	the cancellation of the registration of shares at the Mexican National Securities Registry.

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

Provisions of our By-laws and Mexican Law Relating to Directors

Election of Directors

Our board of directors is currently comprised of 12 principal members and one alternate member. Nine members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected and at the annual general shareholders meeting), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of majority shareholders may not be deemed independent directors.

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

In addition, our audit committee has the following principal duties:

•	call shareholders meetings and request the inclusion of matters in the agenda;
•	supervise and evaluate our external auditors and analyze their reports (including their opinion of our annual report);
•	analyze and supervise the preparation of our financial statements and make recommendations to the board of directors on their approval;
•	inform the board of directors of the status of our internal controls, our internal audit program and their adequacy;
•	supervise the execution of related party transactions and transactions representing 20% or more of our consolidated assets being undertaken pursuant to applicable law;
•	render its opinion to the board of directors regarding transactions with related parties;
•	request reports from our executive officers or independent experts whenever it deems appropriate;
•	investigate and inform the board of directors of any irregularities that it may encounter;
•	receive and analyze recommendations and observations made by the shareholders, members of the board of directors, executive officers or any third party and take the necessary actions;
•	supervise compliance by our chief executive officer of instructions provided by our board of directors or shareholders;
•	provide an annual report to the board in respect of accounting policies and their sufficiency, adequacy and consistency;
•	request opinions from independent third party experts;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting; and
•	hire or recommend auditors to shareholders and approve them.

Our corporate governance committee has the following principal duties:

•	call shareholders’ meetings and request the inclusion of matters in the agenda;
•	supervise and report on the performance of our chief executive officer and render opinions to our board of directors regarding his nomination, election, removal, compensation, and related policies;
•	supervise and report on the performance of our officers to our board of directors and render opinions to our board of directors regarding their nomination, election, removal, compensation, and related policies;
•	submit proposals to the board of directors relating to the nomination or removal of officers within the first two corporate levels;
•	propose the remuneration schemes of the first four corporate levels of the Company or those determined by it, for approval of the board of directors;
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting;

•	consult with third-party experts in connection with any issues related to compensation, organizational development, and other related matters;
•	propose to the board of directors the adoption, modification or termination of any incentive plan for employees of the Company;
•	propose to our board of directors the entering into, amendment or termination of any collective bargaining agreements;
•	inform our board of directors of relevant labor contingencies; and
•	provide an annual report to the board in respect of corporate governance and nomination and compensations matters; and
•	assist our board of directors in the preparation of reports for the annual shareholders’ meeting.

Preemptive Rights

Under Mexican law, our shareholders (holding shares directly or through CPOs) have preemptive rights for all share issuances except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary (or CPOs, subject to applicable U.S. securities laws, representing such shares and subject to the CPO trustee being permitted to issue or release the necessary additional CPOs) to maintain their existing ownership percentage. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the meeting approving the relevant issuance of additional shares. This period must be equal to at least 15 days following the publication of notice of the issuance in the electronic system implemented by the Mexican Ministry of Economy (Secretaría de Economía). Under Mexican law, shareholders cannot waive their preemptive rights in advance, and preemptive rights may not be represented by an instrument that is negotiable separately from the corresponding share.

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

In addition, our board of directors was given the authority to develop the terms and conditions of the Repurchase Program taking into consideration Article 56 of the LMV, our capital requirements and any other factors it may deem critical. However, we cannot allocate proceeds or capital to the program until it complies with the requirements established in Article 56 of the LMV and other applicable provisions, provided that, the maximum amount of proceeds or capital allocated for the acquisition of our shares would be up to an amount equivalent to 5% of our capital stock with a cap of U.S. $100,000,000.00, provided, further, that the amount of proceeds or capital allocated for such purposes, in any case, must be approved, for each fiscal year, by the general ordinary shareholders’ meeting, and any such approval shall be in compliance with Article 56 of the LMV.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes:

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

Foreign Taxes

Certain Mexican taxes, if any, withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at the U.S. Holder’s election, eligible for deduction in computing the U.S. Holder’s U.S. federal taxable income. If a refund of any such Mexican tax is available to a U.S. Holder under the laws of Mexico imposing such tax or under the Treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on ADSs generally will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. Certain U.S. Treasury regulations restrict the availability of any foreign tax credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the non-U.S. jurisdiction, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the determination of the foreign tax credit are complex, and certain limitations and conditions may apply to a U.S. Holder’s ability to claim the foreign tax credit for any foreign taxes paid or withheld with respect to the ADSs. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction in lieu of the foreign tax credit.

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

For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock.

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the Company and its subsidiaries from time to time. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. Registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits. However, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirement to file Forms 3, 4 and 5, effective March 18, 2026.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared according to IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at: Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, México City, México 01210, Attention: Investor Relations, Email: ir@volaris.com, Tel.: +525552616400.

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

Fuel. Our results of operations can vary materially due to changes in the price and availability of fuel. Fuel expense for the years ended December 31, 2023, 2024, and 2025 represented 38%, 33%, and 31%, respectively, of our operating expenses. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. For the years ended December 31, 2025, 2024, and 2023, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operations was U.S.$885.5 million, U.S.$893.9 million and U.S.$1,165.1 million, respectively.

Our fuel cost is referenced to US Gulf Coast Jet Fuel 54 and US West Coast Jet Fuel, which are the references utilized to determine the cost of the fuel provided by our suppliers. Based on our 2025 annual fuel consumption, a 5% increase in the average price per gallon of those reference prices would have increased our fuel expense for 2025 by U.S. $36.5 million.

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

During the year ended December 31, 2023, we did not enter into new derivate financial instruments to hedge Jet Fuel.

During the six months period ended December 31, 2024, we contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 14,356 thousand gallons, representing a portion of the projected fuel consumption for the first quarter of 2025.

During the year ended December 31, 2025, we contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 2,986 thousand gallons, representing a portion of the projected fuel consumption for the second quarter of 2026.

Currency fluctuations. The value of the U.S dollar has been subject to fluctuations with respect to the peso in the past and may be subject to fluctuations in the future. If the peso depreciates against the U.S. dollar our demand would be adversely affected. See Item 3: “Key Information—Risk Factors—Currency fluctuations or the devaluation and depreciation of the U.S. dollar could adversely affect our business, results of operations, financial condition and prospects.”

In 2023, as a consequence of either the appreciation or depreciation of the U.S. dollar against the peso, and our net monetary liability position in Mexican peso and other currencies, we recorded foreign exchange gains (losses) of U.S.$(34.1) million. In 2024 and 2025, we recorded gains of U.S.$13.7 million and U.S.$13.1 million.

Interest Rates. We use derivative financial instruments to reduce our exposure to fluctuations in market interest rates. As of December 31, 2023, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.3.16 billion (U.S. $187.4 million based on an exchange rate of Ps.16.89 to U.S. $1 on December 31, 2023) and a fair value of U.S. $1.7 million. As of December 31, 2024, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps.2.42 billion (U.S. $119.2 million based on an exchange rate of Ps.20.27 to U.S. $1 on December 31, 2024) and a fair value of U.S. $0.3 million. As of December 31, 2025, we had an outstanding hedging contract in the form of an interest rate cap with a notional amount of Ps. 1.92 billion (U.S. $106.6 million based on an exchange rate of Ps.17.97 to U.S. $1 on December 31, 2025) and a fair value of U.S. $(4) million. These instruments are included as assets in our consolidated statements of financial position.

Our financial debt, as recognized in our consolidated statements of financial position, consists of the lines of credit with Santander and Bancomext; JSA International U.S. Holding, GY Aviation Lease 1714 Co. Limited, Incline II B Shannon 18 Limited and Oriental Leasing 6 Company Limited, asset-backed trust notes (CEBUR) issued in the Mexican Market and other financing agreements relating to engines and aircraft with Tarquin Limited, Wilmington Trust SP Services (Dublin) Limited, NBB- V11218 Lease Partnership, NBB- V11951 Lease Partnership, NBB Pintail Co. Ltd, Bank of Utah Corporate Trust, RRPF Engine Leasing Limited, BOC Aviation (Ireland) Limited and Credit Agricole Corporate and Investment Bank.

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

Upon surrender of ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the surrendered ADSs to the person surrendering the ADSs or a person designated by them at the office of the custodian or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible; provided, however, that non-Mexican holders may not hold Series A shares directly, but will hold CPOs representing a financial interest in such Series A shares as described in this annual report.

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

Shareholder Communications and Inspection of Register of Holders of ADSs

The depositary will make available for shareholders’ inspection at its office all communications that it receives from us or the CPO trustee as a holder of deposited securities that we or the CPO trustee make generally available to holders of deposited securities. The depositary will send shareholders copies of those communications if we ask it to. Shareholders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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

Depositary Payments

During 2025, we received U.S. $498,456 from the depositary associated with our American Depositary Shares program. This amount includes reimbursements for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators associated with the ADR facility, underwriting fees and legal fees.

Please refer to Exhibit 2.1(b) to this annual report for the remaining information relating to our American Depositary Shares as required under Item 12.D of Form 20-F.

PART II

ITEM  13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2025, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in 2013 in the publication “Internal Control—Integrated Framework,” issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), as well as the rules prescribed by the SEC in its final rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, on our internal control over financial reporting is included with the audit report accompanying our audited financial statements included in this annual report.

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

	Year Ended December 31,
	2024	2025
	KPMG	KPMG

Audit (1)	1,094,209	1,201,971
Audit-Related Fees(2)	126,948	597,721
Tax Fees	—	—
All Other Fees	—	39,893
Total	1,221,157	1,839,585

(1)	“Audit Fees” are the aggregate fees billed for professional services rendered by our auditors for the audit of our annual financial statements as well as in connection with audit services for SEC or other regulatory filings.
(2)	“Audit-Related fees” are attestation services, over taxes and social security obligations, provided in connection with statutory and regulatory requirements.

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

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the LMV and our by-laws, our shareholders are required to appoint the members of our board of directors comprised of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and relatives of such persons. In accordance with the LMV, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management” and Item 10: “Additional Information—Memorandum and Articles of Association-Provisions of Our By-laws and Mexican Law Relating to Directors—Election of Directors.”

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Non-management directors meet regularly in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	Nominating Committee. We are not required to have a nominating committee. However, we maintain a corporate governance committee that oversees compensation and nominations which may, among other things, submit proposals to our board of directors in respect of the appointment of principal officers, the inaction, amendment or formation of incentive plans for officers and compensation of officers within the first four corporate levels. See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05.	Compensation Committee. We are not required to have a compensation committee. However, we maintain a corporate governance committee that oversees compensation and nominations working group that makes proposals to the board of directors in respect of compensation of officers within the first four corporate levels. See Item 10: “Additional Information—Memorandum and Articles of Association—Provisions of Our By-laws and Mexican Law Relating to Directors” for further information.

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. We have an audit committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the LMV, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to LMV and our by-laws. For a detailed description of the duties of our audit committee, see Item 6: “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our corporate governance committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

NYSE Standards	Our Corporate Governance Practices
Other Shareholder Approvals. The NYSE rules also require shareholder approval for certain matters, such as the opportunity to vote on equity compensation plans and material revisions to those plans, which is required under certain circumstances under Mexican law.	Other Shareholder Approvals. We intend to follow home country law in determining whether shareholder approval is required.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and all other personnel.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our audit committee, that may request the opinion of a third-party expert. Pursuant to the LMV, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by notice provided in the electronic system implemented by the Mexican Ministry of Economy (Secretaría de Economía), and which specifies the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy, and makes proxies available. Shareholders that are Mexican investors and are entitled to vote, may attend a shareholders’ meeting and cast votes at such meeting. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings. As foreign investors, holders of ADSs (or CPOs underlying the securities) are not entitled to vote at our shareholders’ meetings.

Peer Review. Under Mexican law we must be audited by a public accountant that qualifies as independent, and satisfies the requirements specified under applicable law, maintaining certain quality standards.

ITEM 16H    MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by directors of the Company and the Covered Persons (as defined in the policy) that is reasonably designed to promote compliance with Mexican and U.S. insider trading laws, rules and regulations, and the listing requirements of the Mexican Stock Exchange and New York Stock Exchange. A copy of our insider trading policy is attached as Exhibit 11.1 to this annual report.

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

With our cybersecurity risk management program, several key components include the following:

•	Risk assessments: Assessments are conducted to identify and prioritize significant cybersecurity risks to our critical systems and information, supporting elements of our broader security architecture, including Zero Trust principles.
•	Dedicated security team: A specialized security team oversees the risk assessment processes, manages security controls, and orchestrates responses to cybersecurity incidents.
•	Utilization of external service providers: We engage external service providers as we deem appropriate to help augment our capabilities, leveraging their expertise to assess, test, or bolster various aspects of our security controls.
•	Cybersecurity awareness training: Through training initiatives, we seek to empower our employees and incident response personnel with the knowledge and skills to recognize and respond to cyber threats.
•	Cybersecurity Incident Response Plan: Our response plan outlines processes for addressing cybersecurity incidents, minimizing disruptions and mitigating potential impacts.
•	Third-Party Risk: We seek to assess risk and to obtain cybersecurity-related contractual commitments from critical service providers where possible.
•	GenAI and emerging technologies: We seek to embed security, privacy, and governance considerations into the adoption and use of emerging technologies, including artificial intelligence, to protect data, manage risks, and support regulatory compliance.

For the Company, cybersecurity risk management is an important component of our operational and risk management practices. As technology evolves and threats evolve with it, we remain committed to working to enhance the security and resiliency of our organization. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors—Cyber-attacks or other cyber-incidents involving our IT Systems and Confidential Information could have an adverse effect on our business, results of operations, or financial condition.”

Cybersecurity Governance

Cybersecurity risk is part of our overall risk oversight function. The board of directors has entrusted the audit committee with the oversight of cybersecurity and other information technology risks.

The audit committee oversees management´s implementation and execution of our cybersecurity risk management program, supported by our Technology & Transformation Senior Director and the IT and Cybersecurity Working Group. This multidisciplinary group is comprised of executive management members as well as key leaders from internal audit, risk evaluation, financial planning, compliance, IT, and technology domains, alongside external advisors.

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

Key strategic and operational initiatives are led by our Technology & Transformation Senior Director, the IT senior manager, the senior transformation manager, the IT internal control manager, and the IT security manager who are primarily responsible for assessing and managing cybersecurity risks. These individuals are skilled in risk management, data safety, control design, and cybersecurity operations management. Our Technology & Transformation Senior Director has over 30 years of experience in control areas, risk management and compliance including the last four years focused on IT, cybersecurity and digital transformation. Our IT Security Manager has over 30 years of experience in IT and information security, including management, infrastructure, support and administration of mission-critical systems. Our Senior Transformation Manager has over 24 years of experience spearheading transformation initiatives focused on business processes and needs. Finally, our IT Internal Control Manager has over 24 years of experience in IT and cybersecurity controls, risk management and regulatory compliance.

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

PART III

ITEM  17    FINANCIAL STATEMENTS

See “Item 18 Financial Statements.”

ITEM  18    FINANCIAL STATEMENTS

See pages F-1 through F-87.

ITEM  19    EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit

1.1	Amended By-laws of the Company (estatutos) (English translation) (incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K furnished to the SEC on April 17, 2026)
2.1*	Description of Securities
2.2	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1(1) of the Company’s registration statement on Form F-6 filed with the SEC on August 30, 2013 (File No. 333-190940))
4.3†	Lease Agreement, dated as of August 21, 2008, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.4 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.4†	Fleet Hour Agreement, dated as of June 8, 2007, between the Company and IAE International Aero Engines AG including Side Letter dated as of May 31, 2012 (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.5†	Lease Agreement, dated as of April 28, 2006, between the Company and Engine Lease Finance Corporation, as amended by the Lease Extension and Amendment Agreement No. 1, dated as of September 30, 2011, between the Company and Engine Lease Finance Corporation (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.6†	General Terms of Sale Agreement, dated as of December 8, 2006, between the Company and IAE International Aero Engines AG (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121)).
4.7†	A320 Family Purchase Agreement, dated as of October 28, 2005, between the Company and Airbus S.A.S., including Amendment No. 1, dated as of June 22, 2007, Amendment No. 2, dated as of July 11, 2008, Amendment No. 3, dated as of January 30, 2009, Amendment No. 4, dated as of October 28, 2010, Amendment No. 5, dated as of December 15, 2010, Amendment No. 6, dated as of December 15, 2010, Amendment No. 7, dated as of January 4, 2011 and Amendments Nos. 8 and 9 both dated as of December 28, 2011 (incorporated by reference to Exhibit 10.10 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.9†	Lease Agreement, dated as of August 23, 2010, as amended between the Company and Macquarie Aerospace Ireland Limited (incorporated by reference to Exhibit 10.26 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))

4.10†	Lease Agreement, dated as of April 13, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.11†	Common Terms Agreement, dated as of June 28, 2007, between the Company and GE Commercial Aviation Services Limited, as amended by the Engine Lease Extension & Amendment Agreement, dated as of March 27, 2013, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.34 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
4.12†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.36 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.13†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.37 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.14†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.38 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.15†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.39 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.16†	Lease Agreement, dated as of April 14, 2011, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.40 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.17†	Lease Agreement, dated as of March 15, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.41 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.18†	Lease Agreement, dated as of June 26, 2012, between the Company and Wells Fargo Bank Northwest, National Association (incorporated by reference to Exhibit 10.42 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.19†	Aircraft Lease Agreement “A,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.43 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.20†	Aircraft Lease Agreement “B,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.44 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.21†	Aircraft Lease Agreement “C,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.45 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.22†	Aircraft Lease Agreement “D,” dated as of April 12, 2011, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.46 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))

4.23†	Agreement on Technical Services for A319/A320 Aircraft, dated as of August 15, 2012 between the Company and Lufthansa Technik AG; Attachment 1: Total Component Support to Agreement on Technical Services for A310/320 Aircraft between Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V. and LHT dated August 15, 2012 (incorporated by reference to Exhibit 10.47 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.24†	Aircraft Lease Agreement “A,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.48 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.25†	Aircraft Lease Agreement “B,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.49 of the Company’s registration statement on Form F-1 filed with the SEC on September 12, 2013 (File No. 333-189121))
4.26†	Aircraft Lease Agreement “C,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.50 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.28†	Navitaire Hosted Services Agreement, dated January 29, 2013 (incorporated by reference to Exhibit 10.54 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.29†	Aircraft Lease Agreement “D,” dated as of December 31, 2012, between Wells Fargo Bank Northwest, National Association and the Company (incorporated by reference to Exhibit 10.55 of the Company’s registration statement on Form F-1 filed with the SEC on August 16, 2013 (File No. 333-189121))
4.30+	Business Combination Agreement dated as of December 18, 2025, between Grupo Viva Aerobus, S.A. de C.V., and the Company.
8.1*	List of the Subsidiaries of the Company
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Concession Title, dated as of May 9, 2005, as amended from time to time, granted to the Company by the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form F-1 filed with the SEC on June 20, 2013 (File No. 333-189121))
97.1	Recovery of Erroneously Awarded Compensation Policy (incorporated by reference to Exhibit 97.1 of the Company’s annual report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-36059))
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.
+	Portions of this exhibit have been omitted pursuant to Instruction 4(a) to the Instructions as to Exhibits to Form 20-F because they are both (i) not material and (ii) the type of information that the registrant treats as private or confidential. Certain schedules and exhibits to this exhibit have also been omitted pursuant to the Instructions as to Exhibits to Form 20-F. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By:	/s/ Enrique Javier Beltranena Mejicano
Name:	Enrique Javier Beltranena Mejicano
Title:	President and Chief Executive Officer

By:	/s/ Jaime E. Pous
Name:	Jaime E. Pous
Title:	Chief Financial Officer

Date: April 27, 2026

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

Years Ended December 31, 2025, and 2024

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Financial Statements

As of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023

Contents:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the aircraft components and engines lease return obligations

As described in Notes 1q), 2i), 14i) and 16 to the consolidated financial statements, as of December 31, 2025, the Company has a provision for its aircraft components and engines lease return obligations in the amount of $ 378,276 thousand. Aircraft lease agreements require the Company to return aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) to the lessor under specific conditions of use.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the aircraft components and engines lease return obligation process, including controls related to the key assumptions used in the estimate of the provision. We compared the cost of historical aircraft returns to the amounts accrued by the Company in previous years to assess the Company’s ability to estimate the provision. For all redeliveries performed during the year, we compare the total cost of redeliveries to the accrued provision for this specific events of return. To evaluate the key assumption used by the Company to estimate its future aircraft components and engines lease return obligations we:

•    for a sample of leases subject to the accrual, we compared the assumption of projected usage included in the Company’s business plan, to the average of real usage in 2025

•    for a sample of leases, we compared the estimated costs of maintenance tasks to be performed at the return date, included in the additions to the accrual of the current year, with the updated list of prices from manufacturers or historical payments for these types of maintenance

•    for a sample of leases, we compared the actual cost of the aircraft components and engines lease return obligation to the accrued amounts of the year and to the cost of maintenance performed to comply with contractual redelivery conditions

•    involved valuation professionals, with specialized skills and knowledge, who assisted in the evaluation of the reasonableness of the discount rates by comparing the Company’s inputs to publicly available data and assess the overall discount rates.

KPMG Cardenas Dosal S.C.

We have served as the Company’s auditor since 2021.

Mexico City, Mexico

April 27, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

April 27, 2026

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Financial Position

(In thousands of U.S. dollars)

	As of December 31,
	2025		2024
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	753,884	US$	907,981
Short-term investments		20,208		45,737
Accounts receivable:
Related parties (Note 7)		3,436		2,161
Other accounts receivable, net (Note 8)		103,059		76,035
Recoverable value added tax and others		96,494		47,825
Recoverable income tax		59,062		12,789
Inventories (Note 9)		16,726		16,633
Prepaid expenses and other current assets (Note 10)		62,433		45,248
Derivative financial instruments (Notes 3, 4 and 5)		189		431
Guarantee deposits (Note 11)		277,854		227,211
Total current assets		1,393,345		1,382,051

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 12)		948,284		1,070,070
Right-of-use assets, net (Note 14)		2,531,125		2,469,580
Intangible assets, net (Note 13)		38,270		25,957
Derivative financial instruments (Notes 3, 4 and 5)		—		271
Deferred income taxes (Note 20)		359,770		286,199
Guarantee deposits (Note 11)		340,912		426,193
Other long-term assets		24,906		43,389
Total non-current assets		4,243,267		4,321,659
Total assets	US$	5,636,612	US$	5,703,710

Liabilities and equity
Current liabilities:
Unearned transportation revenue (Note 21)	US$	360,796	US$	342,777
Suppliers		187,486		161,237
Related parties (Note 7)		4,601		2,363
Accrued liabilities (Note 15a)		269,189		223,392
Lease liabilities (Note 14)		409,125		391,158
Other taxes and fees payable (Note 1r)		268,541		274,178
Income taxes payable		11,593		28,737
Financial debt (Note 5)		261,721		283,616
Other liabilities (Note 16)		143,187		62,800
Total current liabilities		1,916,239		1,770,258

Non-current liabilities:
Financial debt (Note 5)		441,117		526,362
Accrued liabilities (Note 15b)		6,623		7,849
Lease liabilities (Note 14)		2,744,256		2,670,378
Other liabilities (Note 16)		237,631		333,332
Employee benefits (Note 17)		15,382		12,790
Deferred income taxes (Note 20)		11,583		17,928
Total non-current liabilities		3,456,592		3,568,639
Total liabilities		5,372,831		5,338,897

Equity (Note 19):
Capital stock		248,278		248,278
Treasury shares		(12,709)		(12,787)
Contributions for future capital increases		—		—
Legal reserve		17,363		17,363
Additional paid-in capital		283,180		283,362
Accumulated deficit		(125,581)		(21,709)
Accumulated other comprehensive loss (Note 24)		(146,750)		(149,694)
Total equity		263,781		364,813
Total liabilities and equity	US$	5,636,612	US$	5,703,710

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Operations

(In thousands of U.S. dollars except for earnings per share)

	For the years ended December 31,
	2025		2024		2023
Operating revenues (Notes 21 and 26):
Passenger revenues:
Fare revenues	US$	1,301,750	US$	1,517,106	US$	1,650,287
Other passenger revenues		1,580,665		1,492,593		1,473,237
		2,882,415		3,009,699		3,123,524
Non-passenger revenues:
Other non-passenger revenues		134,483		111,551		115,424
Cargo		20,618		20,626		20,025
		3,037,516		3,141,876		3,258,973

Other operating income (Note 22)		(222,256)		(206,444)		(54,710)
Fuel expense (Note 3a)		885,520		893,987		1,165,078
Landing, take-off and navigation expenses		544,298		492,507		503,366
Salaries and benefits		451,096		411,253		386,723
Depreciation of right-of-use assets (Note 14)		448,570		409,935		362,015
Aircraft and engine variable lease expenses (Note 14)		196,082		135,155		103,845
Sales, marketing and distribution expenses		144,208		169,472		167,341
Maintenance expenses		129,930		100,426		98,445
Other operating expenses (Note 22)		116,901		139,248		169,864
Depreciation and amortization (Notes 12 and 13)		208,176		183,115		134,296
Operating income		134,991		413,222		222,710

Finance income (Note 23)		47,841		49,444		38,222
Finance cost (Note 23)		(314,139)		(293,639)		(219,343)
Foreign exchange gain (loss) net (Note 3b)		13,059		13,662		(34,147)

(Loss) income before income tax		(118,248)		182,689		7,442
Income tax benefit (expense) (Note 20)		14,376		(56,314)		377
Net (loss) income	US$	(103,872)	US$	126,375	US$	7,819

(Loss) earnings per share basic:	US$	(0.090)	US$	0.110	US$	0.007
(Loss) earnings per share diluted:	US$	(0.090)	US$	0.108	US$	0.007

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

	For the years ended December 31,
	2025		2024		2023
Net (loss) income for the year	US$	(103,872)	US$	126,375	US$	7,819
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to (loss) income in subsequent periods:
Net gain (loss) on hedging derivative financial instruments (Note 24b)		415		(394)		(1,175)
(Expense) benefit income tax deferred (Note 20c)		(124)		118		362
Exchange differences on translation of foreign operations		3,543		(3,879)		749
Other comprehensive (loss) income not to be reclassified to (loss) income in subsequent periods:
Actuarial remeasurement of employee benefits (Note 17)		(1,272)		(130)		(107)
Benefit income tax deferred (Note 20c)		382		39		32
Other comprehensive income (loss) for the year, net of tax	US$	2,944	US$	(4,246)	US$	(139)
Total comprehensive (loss) income for the year	US$	(100,928)	US$	122,129	US$	7,680

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. dollars)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive loss		Total equity
Balance as of December 31, 2022	US$	248,278	US$	(12,866)	US$	—	US$	17,363	US$	283,174	US$	(155,903)	US$	(145,309)	US$	234,737
Treasury shares		—		(4,020)		—		—		4,186		—		—		166
Exercise of stock options (Note 18)		—		11		—		—		—		—		—		11
Long-term incentive plan cost (Note 18)		—		5,320		—		—		(5,320)		—		—		—
Net income for the year		—		—		—		—		—		7,819		—		7,819
Other comprehensive loss items		—		—		—		—		—		—		(139)		(139)
Total comprehensive income (loss)		—		—		—		—		—		7,819		(139)		7,680
Balance as of December 31, 2023		248,278		(11,555)		—		17,363		282,040		(148,084)		(145,448)		242,594
Treasury shares		—		(5,065)		—		—		5,155		—		—		90
Long-term incentive plan cost (Note 18)		—		3,833		—		—		(3,833)		—		—		—
Net income for the year		—		—		—		—		—		126,375		—		126,375
Other comprehensive loss items		—		—		—		—		—		—		(4,246)		(4,246)
Total comprehensive income (loss)		—		—		—		—		—		126,375		(4,246)		122,129
Balance as of December 31, 2024		248,278		(12,787)		—		17,363		283,362		(21,709)		(149,694)		364,813
Treasury shares		—		(4,699)		—		—		4,595		—		—		(104)
Long-term incentive plan cost (Note 18)		—		4,777		—		—		(4,777)		—		—		—
Net loss for the year		—		—		—		—		—		(103,872)		—		(103,872)
Other comprehensive income items		—		—		—		—		—		—		2,944		2,944
Total comprehensive (loss) income		—		—		—		—		—		(103,872)		2,944		(100,928)
Balance as of December 31, 2025	US$	248,278	US$	(12,709)	US$	—	US$	17,363	US$	283,180	US$	(125,581)	US$	(146,750)	US$	263,781

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. dollars)

	For the years ended December 31,
	2025		2024		2023
Operating activities
Net (loss) income	US$	(103,872)	US$	126,375	US$	7,819
Adjustments for:
Depreciation and amortization (including right-of-use-assets) (Notes 12, 13 and 14)		656,746		593,050		496,311
Allowance for credit losses (Note 8)		869		818		1,330
Finance income (Note 23)		(47,841)		(49,444)		(38,222)
Finance cost		312,911		292,135		218,130
Net foreign exchange (gain) loss differences		(30,651)		(10,245)		25,471
Derivative financial instruments (Notes 3 and 4)		2,475		2,213		579
Amortized Cost (CEBUR)		504		608		634
Net gain on disposal of sale and leaseback, rotable spare parts, furniture and equipment (Note 22)		(36,113)		(33,633)		(11,815)
Employee benefits (Note 17)		273		1,205		3,296
Aircraft and engine lease extension benefit and other benefits from service agreements		(761)		(761)		(761)
Income tax (benefit) expense		(14,376)		56,314		(377)
Management incentive and long-term incentive plans		6,272		5,178		5,769
		746,436		983,813		708,164
Changes in operating assets and liabilities:
Related parties		963		(15,643)		3,390
Other accounts receivable		68,772		63,363		(7,784)
Recoverable and prepaid taxes		(20,921)		74,683		69,607
Inventories		(93)		(516)		(359)
Prepaid expenses		(64,958)		(35,991)		(24,488)
Other assets		971		(2,904)		(1,904)
Guarantee deposits		38,001		(48,634)		(58,243)
Suppliers		23,975		(70,072)		36,620
Accrued liabilities		40,874		56,661		(24,929)
Other taxes and fees payable		1,907		(29,005)		(9,453)
Unearned transportation revenue		18,019		(623)		(3,069)
Derivative financial instruments		(1,225)		(2,055)		—
Other liabilities		(30,844)		85,626		41,775
Cash generated from operating activities		821,877		1,058,703		729,327
Interest received		47,841		49,444		38,222
Income taxes paid		(119,891)		(18,418)		(37,724)
Net cash flows provided by operating activities		749,827		1,089,729		729,825

Investing activities
Acquisitions of rotable spare parts , furniture and equipment (Note 12)		(291,592)		(583,075)		(480,753)
Acquisitions of intangible assets (Note 13)		(24,283)		(17,598)		(10,387)
Acquisitions of other short-term investments		(21,606)		(48,717)		(17,012)
Proceeds from maturity of other short-term investments		47,135		16,877		—
Pre-delivery payments reimbursements (Note 12)		195,982		159,993		45,085
Proceeds from disposals of rotable spare parts, furniture and equipment		5,550		—		122
Proceeds from disposals of aircraft		—		—		901
Net cash flows used in investing activities		(88,814)		(472,520)		(462,044)

Financing activities
Transaction costs related to the CEBUR and other financing		(1,135)		(1,691)		(2,547)
Proceeds from exercised stock options		—		—		11
Proceeds from sale of treasury shares		—		—		1,018
Derivative financial instruments		—		(124)		(1,493)
Treasury shares purchase		(4,699)		(5,065)		(4,021)
Interest paid		(71,142)		(58,448)		(37,179)
Payments of lease liabilities (Note 14)		(631,019)		(583,395)		(529,074)
Payments of financial debt		(259,657)		(208,087)		(97,909)
Proceeds from financial debt		148,802		385,240		456,808
Net cash flows used in financing activities		(818,850)		(471,570)		(214,386)

(Decrease) increase in cash and cash equivalents		(157,837)		145,639		53,395
Net foreign exchange differences on cash balance		3,740		(11,812)		8,906
Cash and cash equivalents at beginning of year		907,981		774,154		711,853
Cash and cash equivalents at end of year	US$	753,884	US$	907,981	US$	774,154

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

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

On November 9, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica’s Air Operator Certificate was renewed, modified and extended for an additional 15-year term. Volaris Costa Rica started operations on December 1, 2016.

On August 23, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the Salvadoran Civil Aviation Authority an Operation Permit for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. On May 28, 2024, Volaris El Salvador’s Operation Permit was renewed, modified and extended for an additional five-year term. Volaris El Salvador started operations on September 15, 2021.

On October 13, 2021, Concesionaria completed the issuance of fifteen million (15,000,000) of asset backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple (now, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo financiero “Multiva”) acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris’ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering continues to incentivize the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

On September 28, 2023, “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple (now “Multiva”), acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

The accompanying consolidated financial statements and notes were approved by the Company's Board of Directors on April 22, 2026, and by the shareholders of the Company at the Annual General Ordinary Shareholders' Meeting held on April 24, 2026. These consolidated financial statements were also approved for issuance in the Company´s annual report on Form 20-F by the Company´s Chief Executive Officer, Enrique J. Beltranena Mejicano, and Chief Financial Officer, Jaime E. Pous Fernández, on April 27, 2026 and subsequent events were considered through that date.

Relevant events

On December 18, 2025 the Company and Grupo Viva Aerobus, S.A. de C.V. entered into a business combination agreement pursuant to which, subject to the terms and conditions of such agreement, Viva will be merged with and into the Company, with the Company continuing thereafter as the surviving entity (the “Combined Company”), in accordance with the Mexico General Corporations Law and the Mexican Securities Market Law. Under the terms of the business combination agreement, each issued and outstanding Viva share as of the effective time of the Merger shall be automatically cancelled and automatically converted into the right to receive the applicable per-share merger consideration, consisting of the applicable number of Combined Company Series A Shares (in the case of Mexican Qualified Holders) or Combined Company American Depositary Shares (in the case of other holders), as specified in the business combination agreement, plus any applicable cash consideration payable in lieu of fractional shares. Following the close of the Merger, the pre-Merger shareholders of Viva and the Company are expected to hold approximately 48% and 50% of the Combined Company’s capital stock, respectively, with approximately 2% of the Combined Company’s capital stock held in treasury to support the potential conversion of certain legacy convertible notes of Viva that will be assumed by the Combined Company in connection with the Merger.

This completion of the proposed transaction remains subject to certain closing conditions, including required regulatory approvals; therefore, as of December 31, 2025 and as of the issuance date of the Consolidated Financial Statements, no accounting impact has been recognized.

For more information, see "Part I, Item 3D. Risk Factors—Risks Related to the Proposed Transaction," "Part II, Item 4. Information on the Company—Proposed Transaction with Viva" and "Part II, Item 5. Operating and Financial Review and Prospects—Proposed Transaction with Viva".

a) Basis of preparation

Statement of compliance

These consolidated financial statements which comprise the financial statements of the Company as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards (“IFRS” International Financial Reporting Standards) as issued by the International Accounting Standards Board (“IASB”).

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

b) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. As of December 31, 2025, and 2024 for accounting purposes the companies included in the consolidated financial statements are as follows.

			% Equity interest
Name	Principal Activities	Country	2025	2024
Concesionaria Vuela Compañía de Aviación S.A.P.I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”) (5)	Loyalty program	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Comercializadora V Frecuenta”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A. (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust (Note 18)	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator (Note 5)	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3853 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3855 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3866 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3867 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3921 (6)	Pre-delivery payments financing (Note 5)	Mexico	100%	100%
Bank of Utah, Trust N503VL (2)	Aircraft administration trust	United States	—	100%
Bank of Utah, Trust N504VL (3)	Aircraft administration trust	United States	—	100%
Bank of Utah, Trust N508VL (4)	Aircraft administration trust	United States	100%	—
Bank of Utah, Trust N522VL (7)	Aircraft administration trust	United States	100%	—

(1)	The Company has not started operations.
(2)	The trust was terminated on March 14, 2025.
(3)	The trust was terminated on April 8, 2025.
(4)	The trust was established effective January 27, 2025.
(5)	On July 16, 2025, the Company launched its new loyalty program, “Altitude,” operated through Comercializadora.
(6)	Effective September 2, 2025, Banco Multiva S.A. Institución de Banca Múltiple, Grupo Financiero Multiva assumed all the rights and obligations of CIBanco, S.A., Institución de Banca Múltiple.
(7)	The trust was established effective October 1, 2025.

Consolidation by control

Name	Principal Activities	Country
North Star Financing Limited (1)	Private company limited by shares	Ireland
North Star Thrust DAC (2)	Designated activity company	Ireland

(1)	As of December 31, 2025, the Company does not hold any equity interest in North Star Financing Limited. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 - Consolidated Financial Statements. North Star Financing Limited is a private limited liability company that was incorporated on December 19, 2024.
(2)	As of December 31, 2025, the Company does not hold any equity interest in North Star Thrust DAC. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 - Consolidated Financial Statements. North Star Thrust DAC is a designated activity company, incorporated on August 29, 2025.

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

(i)	The contractual arrangement with the other vote holders of the investee
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

c) Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized when the service is provided or when the non-refundable ticket expires on the date of the scheduled travel.

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

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, priority services (Premium Plus) and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires on the date of the scheduled travel.

The Company also classifies as other passenger revenue “v.club” membership and other similar services, which are recognized as revenue over time when the service is provided.

The Company sells certain connecting flight tickets with one or more segments operated by other airline partners. For segments operated by one of our airline partners, the Company has determined that it is acting as an agent on behalf of such airline partners as it is responsible for a portion of the contract (i.e., transportation of the passenger). When the Company acts as the agent, the Company recognizes revenue within other passenger revenues at the time of travel, for the net amount retained by the Company for any segments flown by the other airline.

Non-passenger revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of services. These as well as cargo services, are recognized as revenue at the time the service is provided.

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

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability when it receives payment from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

Code-share agreements

1)	On January 16, 2018, the Company and Frontier Airlines entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance with Frontier, the Company’s customers gain access to additional cities in the U.S. beyond the destinations currently available, as the Company’s customers are able to buy a ticket throughout any of Frontier’s destinations; and Frontier customers can access to new destinations in Mexico through Volaris´ presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation services recognizes the revenue when the service is provided to the customer.

2)	On May 22, 2024, the Company and Iberia Líneas Aéreas de España, S.A., (Iberia Airlines) signed a codeshare agreement, which began operations in September 2024.

3)	On November 7, 2025, the Company and Hainan Airlines Holding Co., Ltd. (Hainan Airlines) signed a codeshare agreement, which began operations in December 2025.

4)	On April 23, 2025, the Company and Compañía Panameña de Aviación, S.A., (COPA Airlines) signed a codeshare agreement, which began operations in November 2025.

Through these alliances, Iberia, Hainan, and COPA customers gain access to additional destinations operated by the Company. Their customers can purchase connecting tickets under the codeshare agreement through their respective websites for any of their routes and access Volaris’ destination network within Mexico. The Company recognizes the revenue corresponding to the operated segment when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). The Company applies minimal or no judgment to determine the timing of revenue recognition and the amount thereof. Even if mainly all the sales of services are initially recognized as contract liabilities, these transactions do not create a financing component.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contract and there are no discounts, payment incentives, bonuses, or other variable considerations after the purchase that could modify the amount of the transaction price.

The Company's tickets are non-refundable. However, in the event that the Company cancels a flight due to causes attributable to the airline, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger, the excess is recorded as reduction of the operating revenues. All the Company´s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

On January 23, 2023, the Company, through its subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this agreement, Concesionaria became a participating company in a coalition that integrated a Loyalty Program called “SpinPremia®”, established and managed by the Supplier. This program offered exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Under the "Spin Premia" agreement customers participating in this program were entitled to accumulate or redeem points when they purchased goods or used services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company were recorded as a reduction in revenues. The points redeemed for the Company’s services were recorded as deferred revenue until the time when the service was provided, or the points expired. The value of points was determined according to contractual conditions between the Company and FEMSA.

On June 30, 2025, the Company, through its subsidiary Concesionaria, terminated its coalition agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V.

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

e) Short-term investments

Short-term investments consist of fixed-term bank deposits with a maturity from the original purchase date, established in the negotiation and the days stipulated in the agreements.

f) Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9 “Financial Instruments”, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criteria and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

Financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash-flow in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

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

For trade receivables, the Company applies a simplified approach in calculating Expected Credit Losses (ECLs). Therefore, the Company does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

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

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 “Financial Instruments”.

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

i) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and residual values of intangible assets. All changes resulting from this analysis are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the years ended December 31, 2025, 2024, and 2023, the Company did not record any impairment loss in the value of its intangible assets.

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

j) Guarantee deposits

Guarantee deposits primarily include aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements. (Note 11).

Deposits for flight equipment maintenance paid to lessors

Certain lease agreements of the Company require the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements set forth that maintenance deposits are reimbursable to the Company upon completion of the maintenance event is concluded for an amount equal to the lesser of: (i) the maintenance deposit held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles).

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position.

According to the terms of the corresponding lease agreement, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles. For the years ended December 31, 2025, 2024 and 2023, the Company recognized supplemental lease payments of US$178,992, US$114,316 and US$83,528, respectively.

When modifications are made to lease agreements that result in an extension of the lease term, maintenance deposits previously recognized as variable lease payments may be reclassified as recoverable deposits and presented as recoverable assets at the modification date.

During the years ended December 31, 2025 and 2024, the Company added 16 and 14 aircraft to its fleet, respectively (Note 14). During the year ended December 31, 2025, the Company extended the lease period of six aircraft. During the year ended December 31, 2024, the Company extended the lease period of 10 aircraft and two engines.

Certain aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made (Note 16).

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

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These types of maintenance events are normally performed by in–house trained mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 15 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and “C checks”. All maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized leasehold improvements to flight equipment and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

During the years ended December 31, 2025, 2024 and 2023, the Company capitalized major maintenance events as part of leasehold improvements to flight equipment for an amount of US$90,860, US$129,354 and US$139,830 respectively. For the years ended December 31, 2025, 2024 and 2023, the amortization of major maintenance leasehold improvement costs was US$157,391, US$150,625 and US$114,924, respectively. The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed price at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

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

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment (1)	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event (2)

(1)	Includes aircraft and engines
(2)	The period is determined in accordance with usage.

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

Foreign currency differences arising on translation into the presentation currency are recognized in OCI. Exchange differences on translation of foreign operations for the years ended December 31, 2025, 2024 and 2023 were US$3,543, US$(3,879) and US$749, respectively.

For the years ended December 31, 2025, 2024 and 2023, the most relevant exchange rates utilized in the conversions to US dollar, are as follows:

	2025				2024				2023
Currency	End of period exchange rate		Average exchange rate		End of period exchange rate		Average exchange rate		End of period exchange rate		Average exchange rate
Mexican Peso	Ps.	17.9667	Ps.	19.2323	Ps.	20.2683	Ps.	18.3000	Ps.	16.8935	Ps.	17.7665
Colon	₵.	498.2600	₵.	505.9426	₵.	512.2300	₵.	517.3692	₵.	524.7900	₵.	545.1760
Quetzal	Q.	7.6650	Q.	7.6911	Q.	7.71833	Q.	7.7695	Q.	7.8301	Q.	7.8428
Colombian Peso	COP.	3,757.08	COP.	4,066.92	COP.	4,409.15	COP.	4,071.03	COP.	3,822.05	COP.	4,327.66

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

For the years ended December 31, 2025 and 2024, no termination benefits provision has been recognized.

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

The latest actuarial computation was prepared as of December 31, 2025. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium; instead, these countries have Post-Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the years ended December 31, 2025, 2024 and 2023 the Company expensed US$4,021, US$4,249 and US$3,467, respectively, as quarterly incentive bonuses, recorded under the caption salaries and benefits.

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

During 2025, 2024 and 2023, the Company approved and renewed the long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

a) Share-based payments

LTIP

- Share purchase plan (equity-settled)

Certain key executives of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, considering the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

b) SARs plan (cash settled)

The Company granted SARs to key executives, which entitle them to a cash payment after a service period.

The amount of cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, considering the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

Management incentive plan (“MIP II”)

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key executives, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period (Note 18).

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan (“BoDIP”) for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. During the years ended in 2023 and 2025, purchase options were exercised. During the year ended in 2024, no purchase options were exercised. Under this plan, no service or performance conditions are required for board members to exercise the option to acquire shares; therefore, they have the right to request the delivery of those shares at the time they pay for them. During the years ended 2025, 2024, and 2023, the Board members did not exercise these purchase options.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan, which has been classified as an equity-settled (share-based payment). The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which it was granted. The equity-settled compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required services period.

vi) Employee profit sharing

The Mexican Income Tax Law (“MITL”) establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three months of the employee’s current salary or the average employee profit sharing received by the employee in the previous three years.

For the years ended December 31, 2025, 2024 and 2023, the employee profit sharing recognized as operating expense in the consolidated statements of operations was US$905, US$18,623 and US$1,481, respectively. Subsidiaries in Central America do not have such employee profit-sharing obligations, as it is not required by local regulations.

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

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 18 years
Spare engines	up to 14 years
Buildings leases	up to 19 years
Maintenance components	up to eight years

During the years ended December 31, 2025, 2024 and 2023, there were no impairment charges recorded in relation to the right-of-use assets.

ii.	Lease Liabilities

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

During 2025 and 2024, the Company entered into seven and 15 engine arrangements, respectively, that were classified as failed sale and leaseback transactions due to the presence of a substantive option allowing the Company to repurchase the engines at the end of the lease term.

q) Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a)	Modifications to the underlying asset to meet the return conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease agreement. These costs are initially recognized at present value as part of the right-of-use assets.

b)	Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. Return costs, which are not related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes probable that such costs will be incurred and they can be reliably estimated. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and presented as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions, which include the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

As a result of the aircraft and engine lease extension agreements entered into during the year ended December 31, 2025, the Company reassessed our return liabilities. The effects of this remeasurement were presented as part of the variable lease expenses for aircraft and engines in our consolidated statements of operations. For the years ended December 31, 2023, 2024, and 2025, the Company recorded net redelivery expenses of U.S.$103.8 million, U.S.$135.2 million, and U.S.$196.1 million, respectively.

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

s) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute such amounts are those enacted or substantively enacted at the reporting date.

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

The IFRIC Interpretation 23 “Uncertainty over Income Tax Treatment” addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12 “Income Taxes”, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

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

The Company considers whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

As of December 31, 2025 and 2024 the IFRIC Interpretation 23 did not have an impact on the consolidated financial statements of the Company (Note 20).

t) Derivative financial instruments and hedge accounting

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

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of operations. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statements of operations.

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

u) Financial instruments – Disclosures

IFRS 7 “Financial Instruments – Disclosures” requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 4 and 5).

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

x) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

y) Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2025 and then must be applied retrospectively. The Company has not early adopted any other standard interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Lack of exchangeability- Amendments to IAS 21

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

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

As of January 1, 2025 and December 31, 2025, these amendments did not have an impact on the consolidated financial statements of the Company since it only enters into transactions in foreign currencies that are exchangeable in the preparation of its consolidated financial statements. Consequently, the Company does not need to prepare any additional disclosures due to the adoption of these amendments.

Standards, amendments issued but not yet effective

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

The amendments to IFRS 9 and IFRS 7 will be effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted subject.

The Company is currently assessing the amendments which expects will not have impact in the consolidated financial statements.

Amendments to IFRS 7 and IFRS 9 – Nature-Dependent Electricity Contracts

IFRS 7 and IFRS 9 have been amended to introduce disclosure requirements related to nature-dependent electricity supply contracts that meet specific characteristics.

The amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted.

The amendment related to the own-use exemption must be applied retrospectively in accordance with IAS 8, using the facts and circumstances existing at the date of initial application. In contrast, the amendments to hedge accounting requirements must be applied prospectively to new hedging relationships designated from that date onwards.

The Company is currently assessing the amendments and expects that they will not have an impact in the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows”, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company reports publicly various non-IFRS financial measures to its investors that may meet the definition of a management-defined performance measure (MPM) under IFRS 18. MPMs under IFRS 18 require specific disclosures within a single note to the financial statements. The Company is currently assessing measures that are currently being reported to determine whether they qualify to meet the definition of a MPM in accordance with IFRS 18.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

The Company is currently assessing the adoption of this new standard which it expects will not have an impact on the consolidated financial statements.

Annual Improvements to IFRS Standards – Volume 11 – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its Implementation Guidance, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

These amendments affect the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures (including its Implementation Guidance), IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows.

The modifications aim to improve clarity, consistency, and applicability of the standards without introducing significant changes to the underlying accounting principles.

The Company is currently assessing the improvements and expects that they will not have an impact in the consolidated financial statements.

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

i) Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term.

The Company estimates the provision for aircraft, engines overhauls, and limited – life parts based on assumptions such as aircraft usage and expected maintenance cost.

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

In making these determinations, the Company uses certain assumptions, including, but not limited to, estimated undiscounted future cash flows expected to be generated by these assets. Such estimates are based on additional assumptions, including asset utilization and the length of time the assets are expected to be used in the Company’s operations, excluding any anticipated additions and extensions.

The Company's assumptions about future conditions are important to its assessment of potential impairment of its long-lived assets, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available and will update its analyses accordingly.

For the year ended December 31, 2025, the Company performed an impairment test on its only Cash Generating Unit (CGU), comprising the long-lived assets and the entire aircraft fleet, including right-of-use assets and flight equipment. The recoverable amount of the CGU was determined using a discounted cash flow model based on projections covering a five-year period. The determination of the recoverable amount considered a post-tax discount rate of 10.25% (pre-tax of 14.29%) and a long-term growth rate of 2.17%. It was concluded that the carrying amount of the CGU did not exceed its recoverable amount, based on the applied methodologies and assumptions, and therefore, no impairment charges were recorded.

For the years ended December 31, 2025 and 2024, the Company evaluated through an analysis if there were signs of impairment in its long-lived assets and right-of-use assets, and according to the result it was concluded there were no signs of impairment.

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

vi) Consolidation of North Star Financing Limited and North Star Thrust DAC

The Company does not hold any ownership interest in North Star Financing Limited and North Star Thrust DAC. However, the Company assessed whether it has control over these entities based on the three elements of control defined in accordance with IFRS 10 “Consolidated Financial Statements”. Following this assessment, the Company determined that it is exposed to, or has rights to, variable returns from its involvement with these entities. Additionally, the Company has the current ability to direct the relevant activities of these entities that is, the activities that most significantly affect their returns through its existing decision-making power.

3. Financial instruments and risk management

Financial risk management

The Company is exposed to different financial risks stemming from exogenous variables which are not under its control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program focuses on financial market uncertainties and aims to minimize potential adverse impacts on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly probable transactions.

These exposures, depending on their profiles, do represent cash flow variability, in terms of receiving less inflows or facing the need to comply with higher than expected outflows, which could increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risks, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to mitigate fuel price risk, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the years ended December 31, 2025, 2024 and 2023 represented 31%, 33% and 38% of the Company’s operating expenses, respectively. For the years ended December 31, 2025, 2024 and 2023, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operations was US$885,520, US$893,987 and US$1,165,078, respectively.

During the year ended December 31, 2025, the Company contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 2,986 thousand gallons, representing a portion of the projected fuel consumption for the second quarter of 2026.

During the six-month period ended December 31, 2024, the Company contracted US Gulf Coast Jet Fuel 54 Asian call options, designated to hedge 14,356 thousand gallons, representing a portion of the projected fuel consumption for the first quarter of 2025.

During the year ended December 31, 2023 the Company did not enter into derivative financial instruments to hedge jet fuel.

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

The underlying asset (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

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

During the years ended December 31, 2025 and 2024, the Company recognized the intrinsic value of Asian call options for US$1,751 and US$1,317, respectively, which were recycled in the consolidated statement of income under fuel expenses.

As of December 31, 2025 and 2024, the fair value of the US Gulf Coast Jet Fuel 54 Asian call options was US$185 and US$431, respectively. For the years ended December 31, 2025 and 2024, the gain on the hedge arising from changes in the extrinsic value of the hedged jet fuel position given the out-of-the-money position was recognized in other comprehensive income as a gain (loss) in the amount of US$280 and US$(307), respectively.

Fuel Sensitivity

The sensitivity analysis provided below presents the impact of a change of U.S.$0.01 per gallon in fuel market spot price in the Company’s financial performance. Considering these figures, an increase of U.S.$0.01 per gallon in the fuel prices during 2025, 2024 and 2023 would have impacted the Company’s operating costs in US$3,400, US$3,227 and US$3,719, respectively.

	As of December 31,
	2025	2024	2023
	Operating costs	Operating costs	Operating costs
	(In thousands of U.S. dollars)
+ US$0.01 per gallon	3,400	3,227	3,719
- US$0.01 per gallon	(3,400)	(3,227)	(3,719)

The Company proactively aims to mitigate this impact through its risk management policy, through efficient hedging strategies focused on specific time periods. Our ability to pass on any significant increase in fuel costs through fare increases is limited by our ultra-low-cost business model and market high elasticity to price.

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

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2025 is as set forth as shown in the next page.

	Mexican Pesos		Others (1)
	(In thousands of U.S. dollars)
Assets:
Cash and cash equivalents	US$	83,055	US$	29,753
Other accounts receivable, net		55,672		879
Guarantee deposits		25,423		522
Other assets		5,719		48
Total assets	US$	169,869	US$	31,202

Liabilities:
Financial debt	US$	106,230	US$	—
Lease liabilities		14,806		29
Suppliers		112,379		1,183
Other liabilities		258,690		2,887
Total liabilities	US$	492,105	US$	4,099
Net foreign currency position	US$	(322,236)	US$	27,103

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2024 is as set forth below:

	Mexican Pesos		Others (1)
	(In thousands of U.S. dollars)
Assets:
Cash and cash equivalents	US$	69,156	US$	31,847
Other accounts receivable, net		45,381		676
Guarantee deposits		27,710		445
Derivative financial instruments		271		—
Other assets		5,169		—
Total assets	US$	147,687	US$	32,968

Liabilities:
Financial debt	US$	118,590	US$	—
Lease liabilities		19,772		52
Suppliers		132,244		2,537
Other liabilities		253,822		2,206
Total liabilities	US$	524,428	US$	4,795
Net foreign currency position	US$	(376,741)	US$	28,173

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

At April 27, 2026, the exchange rate was 1 US per 17.3587 MXP.

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

As of December 31, 2025, 2024 and 2023 the Company did not enter into foreign exchange rate derivatives financial instruments.

Foreign currency sensitivity

The following table demonstrates the sensitivity of a reasonably possible change in Mexican peso exchange.

The rate to U.S dollar that would have occurred as of December 31, 2025 and 2024, with all other variables held constant. The movement in the pre-tax effect shown below represents the result of a change in the fair value of assets and liabilities denominated in Mexican peso. The Company's exposure to foreign currency exchange rates for all other currencies is not material.

	Change in MXN$ rate	Effect on profit before tax
		(In thousands of U.S. dollars)
2025	+5%	US$	(14,757)
	-5%		14,757

2024	+5%	US$	(17,428)
	-5%		17,428

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”) and the Interbank Equilibrium Interest Rate (“TIIE”).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing or financing agreement, it may be designated as a Cash Flow Hedge (CFH) and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

In July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference was TIIE 28 limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and had the same amortization schedule.

The cap started on July 19, 2019, and matured on June 20, 2024; composed of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In November 2021, the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and maturing on October 20, 2026; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB21L) in 2025 and 2024 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below:

	Change in interest rate	Effect on cap (1)
		(In thousands of U.S. dollars)
2025	+0.50%	US$	—
	-0.50%		—

2024	+0.50%	US$	100
	-0.50%		(70)

(1)	The effect would affect OCI in relation to the interest rate caps.

In October 2023 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

The cap started on October 20, 2023, and maturing on September 20, 2028; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term, and fair value.

The following table shows the sensitivity analysis of the change that would have occurred in the fair value of the interest hedging instrument on the CEBUR (VOLARCB23) in 2025 and 2024 as a result of a reasonably possible change in rates, keeping all other variables constant is as set forth below.

	Change in interest rate	Effect on cap (1)
		(In thousands of U.S. dollars)
2025	+0.50%	US$	6
	-0.50%		(3)

2024	+0.50%	US$	149
	-0.50%		(125)

(1)	The effect would affect OCI in relation to the interest rate caps.

As of December 31, 2025 and 2024, the Company’s outstanding hedging contracts-structured as interest rate caps-had notional amounts of Ps.1.9 billion (US$106.6 million, based on an exchange rate of Ps.17.97 per US$1) and Ps.2.4 billion (US$119.2 million, based on an exchange rate of Ps.20.27 per US$1), respectively. The fair values of these contracts were US$4 and US$271, respectively, and are presented as financial assets in the consolidated statements of financial position. As of December 31, 2025 and 2024, the Company recognized US$110 and US$30, respectively, in other comprehensive income in relation to the interest rate caps.

For the years ended December 31, 2025, 2024 and 2023, the amortization of the intrinsic value of the cap was US$699, US$896 and US$579 respectively, recycled to the consolidated statements of operations as part of the finance cost. During 2025, 2024 and 2023, there was no ineffective portion resulting from these hedging instruments.

In August 2024 the Company entered into T-Locks agreements (Treasury Rate Locks) to mitigate the risk associated with floating rates indexed to lease agreements. The floating rate referenced to US5Y (United States 5Y Treasury Note) was locked for a notional of US$24,900 maturing in August 2024.

For the years ended December 31, 2025, and 2024, the Company recognized a total of US$25 and US$(117), respectively, in other comprehensive income (loss) items and recycled to the income statement as part of the finance costs. For the year ended December 31, 2023 the Company had no impact in other comprehensive income (loss).

Debt Sensitivity Analysis

The following sensitivity analysis considers the position exposed to variable interest rates.

The Interbank Equilibrium Interest Rate (TIIE) of the Banco de Mexico 28-day rate decreased by 290 basis points from 10.25% in 2024 to 7.35% in 2025, and by 125 basis points from 11.50% in 2023 to 10.25% in 2024. The Secured three-month Overnight Financing Rate (SOFR) decreased by 66 basis points from 4.33% in 2024 to 3.65% in 2025, and by 102 basis points from 2023 to 2024, going from 5.35% in 2023 to 4.31% in 2024. One-month SOFR decreased by 46 basis points from 3.87% in 2024 to 3.87% in 2025 and by 102 basis points from 5.35% in 2023 to 4.33% in 2024.

In addition to the reference rate changes, if the interest rate had changed on an annual average in the magnitude shown, the impact on the interest expense in the consolidated statements of operations would have been as follows.

	Year ended December 31, 2025				Year ended December 31, 2024
	+100 BP		- 100 BP		+ 100 BP		- 100 BP
	(In thousands of U.S. dollars)

Asset backed trust notes (“CEBUR”) (1)	US$	1,241	US$	(1,241)	US$	1,385	US$	(1,385)
Incline II B Shannon 18 Limited (PDP BBAM)	100		(100)		889		(889)
Banco Santander México, S.A. and Banco Nacional de Comercio Exterior, S.N.C. (“Santander-Bancomext”)	1,232		(1,232)		783		(783)
GY Aviation Lease 1714 Co. Limited (PDP CDB)	1,264		(1,264)		651		(651)
JSA International U.S. Holdings, LLC (PDP JSA)	133		(133)		294		(294)
Oriental Leasing 6 Company Limited (PDP CMB)	1,289		(1,289)		834		(834)
Crédit Agricole Corporate and Investment Bank	197		(197)		—		—
Total	US$	5,456	US$	(5,456)	US$	4,836	US$	(4,836)

(1)	Every Trust Note issuance of CEBUR VOLARCB19 and VOLARCB21L has a 10% CAP and for every Trust Note issuance of CEBUR VOLARCB23 has a 13% CAP, both on TIIE 28 to limit interest payments to increasing rates.

Fixed rate instruments

The Company account for some fixed-rate financial liabilities, therefore, a change in interest rates at the reporting date would not affect profit or loss.

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

As of December 31, 2025, our cash and cash equivalents were US$753,884.

The table below presents the Company’s contractual principal payments required on its financial liabilities.

	December 31, 2025
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	176,949	US$	23,569	US$	200,518
Asset backed trust note (“CEBUR”) (Note 5)		33,627		73,052		106,679
Other financing agreements (Note 5)		48,773		346,841		395,614

Lease liabilities:
Aircraft, engines, land and buildings leases		693,477		3,984,656		4,678,133
Aircraft and engine lease return obligation		319,413		593,278		912,691
Total	US$	1,272,239	US$	5,021,396	US$	6,293,635

	December 31, 2024
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 5)	US$	215,393	US$	145,589	US$	360,982
Asset backed trust note (“CEBUR”) (Note 5)		24,669		94,565		119,234
Other financing agreements (Note 5)		30,918		288,978		319,896

Lease liabilities:
Aircraft, engines, land and buildings leases		626,683		3,799,484		4,426,167
Aircraft and engine lease return obligation		81,426		892,931		974,357
Total	US$	979,089	US$	5,221,547	US$	6,200,636

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments, including derivatives.

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

As of December 31, 2025, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025 and 2024. The Company is not subject to any externally imposed capital requirement, other than the legal reserve (Note 19).

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

Set out below is a comparison, by class, of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024
Assets
Derivative financial Instruments	US$	189	US$	702	US$	189	US$	702

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(702,811)		(800,112)		(738,325)		(846,456)
Total	US$	(702,622)	US$	(799,410)	US$	(738,136)	US$	(845,754)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2025:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	—	US$	185	US$	—	US$	185
Interest rate Caps		—		4		—		4
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings (2)		—		(738,325)		—		(738,325)
Net	US$	—	US$	(738,136)	US$	—	US$	(738,136)

(1)	Jet fuel forward levels.
(2)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2024:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	—	US$	431	US$	—	US$	431
Interest rate Caps		—		271		—		271
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings (2)		—		(846,456)		—		(846,456)
Net	US$	—	US$	(845,754)	US$	—	US$	(845,754)
(1)	Jet Fuel forward levels
(2)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the effects from derivatives financial instruments recognized in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023:

Instrument	Financial statements caption	2025		2024		2023
Jet fuel Asian call options contracts	Fuel expense	US$	(1,751)	US$	(1,317)	US$	—
Interest rate cap	Finance cost		(699)		(896)		(579)
T-Locks	Finance cost		(25)		—		—
Total		US$	(2,475)	US$	(2,213)	US$	(579)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023:

Consolidated statements of other comprehensive income (loss)

Instrument	Financial statements caption	2025		2024		2023
Jet fuel Asian call options contracts	OCI	US$	280	US$	(307)	US$	—
T-Locks	OCI		25		(117)		—
Interest rate cap	OCI		110		30		(1,175)
Total		US$	415	US$	(394)	US$	(1,175)

5. Financial assets and liabilities

As of December 31, 2025 and 2024, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

	December 31, 2025		December 31, 2024
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet Fuel Asian Call Options	US$	185	US$	431
Interest rate cap		4		271
Total derivative financial assets	US$	189	US$	702

Presented on the consolidated statements of financial position as follows:
Current	US$	189	US$	431
Non-current	US$	—	US$	271

b) Financial debt

(i)	As of December 31, 2025 and 2024, the Company’s short-term and long-term debt consists of the following:

		December 31, 2025		December 31, 2024

I.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, bearing an annual interest rate of SOFR plus a spread of 298 basis points, plus 5 basis points(1). In August 2024, the Company increased the facility amount to include additional aircraft, extending the maturity date to December 31, 2028, the interest rate from the additional aircraft excludes the sustainability adjustment.	US$	145,490	US$	109,976

II.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with a maturity date on November 30, 2025, bearing an annual interest of SOFR plus a spread of 300 basis points, along with additional adjustment up to 26 basis points.		—		25,907

III.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with additional adjustment up to 26 basis points.		—		60,629

IV.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on June 10, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		—		41,432

V.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2027, bearing an annual interest of SOFR plus a spread of 200 basis points, along with additional adjustment up to 26 basis points.		55,028		123,038

VI.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on October 20th, 2026, bearing an annual interest rate of TIIE plus 200 basis points, plus 25 basis points. (1)		23,191		45,227

VII.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on September 20th, 2028, bearing an annual interest rate of TIIE plus 215 basis points.		83,488		74,007

VIII.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 15, 19 and 26, 2028, bearing an annual interest of 6.20%.		39,427		41,812

IX.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 9, 2028, bearing an annual interest of 6.20%.		7,323		8,095

X.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 12, 2028, bearing an annual interest of 6.20%.		6,761		7,473

XI.	Financing for the acquisition of engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September and October 2028, bearing an annual interest of 7.16%.		55,360		63,732

XII.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27, 2028, bearing an annual interest of 6.99%.		18,996		19,795

XIII.	Financing for the acquisition of engines with Bank of Utah Corporate Trust, with maturity date in July, August, October and November 2029, bearing an annual interest of 6.20%.		63,648		71,624

		December 31, 2025		December 31, 2024

XIV.	Financing for the acquisition of engines with RRPF Engine Leasing Limited, with maturity date on November 14, 2032, bearing an annual interest of 6.80%.		34,270		36,473

XV.	Financing for the acquisition of engines with BOC Aviation (Ireland) Limited, with maturity date in October and November 2029, bearing an annual interest of 6.86%.		63,192		70,892

XVI.	Financing for the acquisition of aircraft with BOC Aviation (Ireland) Limited, with maturity in September 2028 and March 2029, bearing an annual interest of 6.52%.		31,781		—

XVII.	Financing for the acquisition of engines with Crédit Agricole Corporate and Investment Bank, with maturity date in September 2032, bearing an annual interest of SOFR plus 200 basis points.		74,856		—

XVIII.	Transaction costs to be amortized.		(3,536)		(3,590)

XIX.	Accrued interest and other financial cost.		3,563		13,456
			702,838		809,978
	Less: Short-term maturities		261,721		283,616
	Long-term Financial debt	US$	441,117	US$	526,362

TIIE:	Mexican interbank rate
SOFR:	Secured Overnight Financing Rate
(1)	Sustainability adjustment

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and projected interest, at December 31, 2025:

	Within one year		January 2027-December 2027		January 2028-December 2028		January 2029-onwards		Total
Santander/Bancomext (1)	US$	121,921	US$	23,569	US$	—	US$	—	US$	145,490
Oriental Leasing 6 Company Limited (5)		55,028		—		—		—		55,028
CEBUR Program (7)		33,627		41,744		31,308		—		106,679
Tarquin Limited (10)		2,536		2,698		34,193		—		39,427
Lease Partnership NBB-V11218 (11)		822		874		5,627		—		7,323
Lease Partnership NBB-V11951 (11)		758		806		5,197		—		6,761
Wilmington Trust SP Services (Dublin) Limited (12)		9,001		9,676		36,683		—		55,360
NBB Pintail Co. LTD (13)		857		919		17,220		—		18,996
Bank of Utah Corporate Trust (14)		8,484		9,025		9,600		36,539		63,648
RRPF Engine Leasing Limited (15)		2,356		2,521		2,697		26,696		34,270
BOC Aviation (Ireland) Limited (9) and (16)		17,857		19,098		19,474		38,544		94,973
Crédit Agricole Corporate and Investment Bank (17)		6,102		6,431		6,777		55,546		74,856
Financial debt		259,349		117,361		168,776		157,325		702,811
Accrued interest		3,563		—		—		—		3,563
Projected interest		42,357		27,370		17,653		18,118		105,498
Total	US$	305,269	US$	144,731	US$	186,429	US$	175,443	US$	811,872

As of December 31, 2025 and 2024, the outstanding balance of the financial debt related to finance pre-delivery payments of aircraft amounts to US$200,518 and US$360,982, respectively, the Company covers this obligation through the sale and the collection made by the transaction denominated as sale and leaseback at the time of delivery, therefore, it does not represent a disbursement that directly impacts the Company´s working capital.

As of December 31, 2025, the Company had signed credit lines totaling US$2,045,634 of which US$1,447,634 were related to financial debt (US$273,079 were undrawn) and US$598,000 were related to letters of credit (US$241,598 were undrawn). As of December 31, 2025, the Company had available lines of credit of US$514,676. As of December 31, 2024, the Company had signed credit lines totaling US$1,873,384 of which US$1,315,384 were related to financial debt (US$308,592 were undrawn) and US$558,000, were related to letters of credit (of which US$229,272 were undrawn).

(1)	On June 8, 2022, the Company entered into a pre-delivery payment financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments. The Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) (now “Multiva, Institución de Banca Múltiple, Grupo Financiero Multiva”), Trust 3853. A feature of this financing is that it will incur an additional five basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

In August 2024, the Company signed an amendment to increase the facility amount and to include the predelivery payments for additional aircraft, with a new maturity date on December 31, 2028.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make distributions on the Company’s share capital.

As of December 31, 2025 and 2024, the Company complied with the covenants under the mentioned loan agreement.

(2)	In April 2022, the Company entered into pre-delivery payment financing for the acquisition of aircraft with GY Aviation Lease 1714 Co. Limited Trust 3855. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3855. This facility does not include financial covenants or restrictions.

The financing with GY Aviation Lease 1714 Co. Limited was fully amortized in November 2025.

(3)	In April 2022, the Company entered into pre-delivery payment financing for the acquisition of aircraft with JSA International U.S. Holdings. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3866. This facility does not include financial covenants or restrictions.

The financing with JSA International U.S. Holdings, LLC was fully amortized in July 2025.

(4)	In April 2022, the Company entered into pre-delivery payment financing for the acquisition of aircraft with Incline II B Shannon 18 Limited Trust 3867. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3867. This facility does not include financial covenants or restrictions.

The financing with Incline II B Shannon 18 Limited was fully amortized in June 2025.

(5)	In July 2022, the Company entered into a pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, (now “Multiva, Institución de Banca Múltiple, Grupo Financiero Multiva”), Trust 3921. This facility does not include financial covenants or restrictions.

(6)	On December 19, 2024, the Company entered into pre-delivery payments financing with Runway Eleven Lender LLC at an annual interest rate of SOFR plus 275 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, an Irish SPV was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments.

The financing with “Runway Eleven Lender LLC” does not include financial covenants or financial obligations.

(7)	On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos through the Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The asset-backed trust notes under the ticker VOLARCB19 were fully amortized on June 20, 2024.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$83.5 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025), through the Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$167.0 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025). With this second issuance, the total amount approved for the program had been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). The Sustainability Objectives (SPT) for the KPI, are to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023, and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which is to reduce CO2 emissions by 35.42% in 2030.

A feature of the asset-backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if the targets are met for the next years.

The notes had a five-year maturity with annual amortization of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.6 million, US$27.8 million, US$27.8 million and US$23.2 million, respectively, based on an exchange rate of Ps.17.97 to US$1 as of December 31, 2025) in 2023, 2024, 2025 and 2026. The notes bear interest at a floating rate referenced to 28-day TIIE plus 200 basis points, with an additional 25 basis point increase effective September 20th, 2023 . The notes started amortizing at the end of the second year.

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increase amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$278.3 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$83.5 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$10.4 million, US$41.7 million and US$31.3 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes start amortizing at the end of the third year.

The asset backed trust notes structure operates on specific rules and includes a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, retention of funds does not exist if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes began in July of 2021 for the first issuance, the second issuance began in November of 2023 and for the third issuance will begin in October 2026. In addition, early amortization applies if:

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

In the event of default, the Trustee will refrain from delivering any amounts otherwise payable to the Concesionaria and will instead apply such cash flows to amortize the principal of the trust notes (“CEBUR”).

As of December 31, 2025, the Company was in compliance with the conditions of the asset-backed trusted notes.

(8)	In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. The facility matured in December 2024.

The “Actinver” working capital facility did not include obligations or restrictions.

Other financing agreements

(9)	In August 2025, the Company enter into financing agreements with BOC Aviation (Ireland) Limited for the acquisitions of aircraft. These agreements bear an annual interest rate of 6.52% and mature in 2029.

The Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

(10)	In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines. The agreements bear an annual interest rate of 6.20% and mature in 2028.

(11)	In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership for the acquisition of engines. These agreements bear an annual interest of 6.20% and mature in 2028.

(12)	In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

(13)	In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

(14)	In August, September, November and December 2024, the Company entered into financing agreements with Bank of Utah Corporate Trust for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

(15)	In November 2024, the Company entered into financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

(16)	In October and November 2024, the Company entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

(17)	In September 2025, the Company entered into financing agreement with Crédit Agricole Corporate and Investment Bank for the acquisition of engines. The agreement bears an annual interest rate of SOFR plus 200 basis points and mature in 2032.

Changes in liabilities arising from financing activities

For the years ended December 31, 2025 and 2024 the changes in liabilities from financing activities from the Company are summarized in the following table:

	January 1, 2025		Net cash Flows		Accrued Interest (1)		Non - current vs Current reclassification		Others		Conversion effects		December 31, 2025
Current interest-bearing loans and borrowings	US$	283,616	US$	(241,314)	US$	(9,893)	US$	226,276	US$	(331)	US$	3,367	US$	261,721
Non-current interest - bearing loans and borrowings		526,362		130,459		—		(226,276)		494		10,078		441,117
Total liabilities from financing activities	US$	809,978	US$	(110,855)	US$	(9,893)	US$	—	US$	163	US$	13,445	US$	702,838

	January 1, 2024		Net cash Flows		Accrued Interest (1)		Non - current vs Current reclassification		Others		Conversion effects		December 31, 2024
Current interest-bearing loans and borrowings	US$	220,289	US$	(84,514)	US$	6,496	US$	146,655	US$	(217)	US$	(5,093)	US$	283,616
Non-current interest - bearing loans and borrowings		432,776		261,667		—		(146,655)		(484)		(20,942)		526,362
Total liabilities from financing activities	US$	653,065	US$	177,153	US$	6,496	US$	—	US$	(701)	US$	(26,035)	US$	809,978

(1)	This balance is net of interest provisions and interest effectively paid as of December 31, 2025 and 2024, respectively.

6. Cash and cash equivalents

As of December 31, 2025 and 2024 this caption is comprised as follow:

	2025		2024
Cash in banks	US$	122,893	US$	281,358
Cash on hand		705		657
Short-term investments (Highly liquid investments/ cash equivalent)		622,360		617,432
Funds held in trust related to debt service reserves		7,926		8,534
Total cash and cash equivalents	US$	753,884	US$	907,981

As of December 31, 2025 and 2024, the Company recorded a portion of advance ticket sales by an amount of US$7,926 and US$8,534, respectively, as a fund (Note 1d). The funds held in Trusts are used to constitute the debt service reserves.

7. Related parties

a) An analysis of balances due from/to related parties at December 31, 2025 and 2024 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders or directors of the related parties:

	Type of transaction	Country of origin	2025		2024		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	US$	3,436	US$	2,161	30 days
Due to:
MRO Commercial, S.A. (“MROC”)	Aircraft maintenance and technical support	El Salvador	US$	1,817	US$	979	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		1,233		662	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		874		117	30 days
A&P International Services, S.A.P.I. de C.V. (“AISG”)	Aircraft maintenance	Mexico		393		299	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		142		146	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Engine lease	Argentina		80		80	30 days
Volantio, Inc.	Customer support services	USA		62		80	30 days
			US$	4,601	US$	2,363

b) During the years ended December 31, 2025, 2024 and 2023, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2025		2024		2023
Revenues:
Transactions with affiliates
Frontier Airlines Inc (“Frontier”)
Code-share	USA	US$	10,453	US$	5,478	US$	—
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Leases	Argentina		1,121		80		—
Jetsmart Airlines SpA (“Jetsmart Chile”)
Professional services	Chile		336		240		—
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	23,299	US$	21,354	US$	15,674
Technical support	El Salvador		52		24		17
A&P International Services, S.A.P.I de C.V. (“AISG”)
Aircraft maintenance	Mexico		3,770		2,986		2,895
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		1,268		192		1,175
Volantio Inc.
Customer support services	USA		688		420		—
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		808		196		225
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		—		—		12,263
Servprot, S.A. de C.V.
Security services	Mexico		—		—		115

(1)	Includes amounts as part of major maintenance.

c)	Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Brian H. Franke and Andrew Broderick serve as members of both the Company’s board of directors and Frontier’s board of directors. They are also managing directors of Indigo Partners, which has investments in both Companies.

As of December 31, 2025 and 2024, the account receivable was US$3,436 and US$2,161, respectively. As of December 31, 2025 and 2024, the account payable was US$1,233 and US$662, respectively.

During the years ended December 31, 2025 and 2024, the Company recognized revenue under this agreement of US$10,453 and US$5,478, respectively. During the year ended December 31, 2023, the Company did not have revenue transactions.

d)	Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023, because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family.

During the years ended December 31, 2025 and 2024, the Company did not record any transactions under this agreement. During the year ended December 31, 2023, the Company recognized an expense of US$115.

e)	MRO Commercial, S.A. (“MROC”)

MRO Commercial, S.A. (“MROC”) and Aeromantenimiento, S.A. (“Aeroman”) are related parties because Mr. Joaquin Alberto Palomo a member of the board of directors of the Company is an alternate director of MRO Holdings, parent company of MROC, and Aeroman. Additionally, Marco Baldocchi, a member of the board of directors of the Company, was a member of Aeroman’s board of directors until November, 2024. On January 1, 2017, the Company entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, the Company entered into an amendment of such agreement where: (i) the agreement was assigned by Aeroman to MROC and Aeroman was appointed as the designated entity to perform the repairs and maintenance services; and (ii) the agreement was extended until January 1, 2027. On January 1, 2024, the agreement was further amended to extend the term until December 31, 2028.  On January 1, 2025, the Company signed an amendment and extended the agreement until December 31, 2035. The agreement provides for the exclusive use of MROC’s services for the repair and maintenance of aircraft, subject to availability of Aeroman facilities. Under the agreement, the related parties provide inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under the agreement depending on the services performed.

As of December 31, 2025 and 2024, the balance due under the agreement with MROC was US$1,817 and US$979, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company incurred expenses in aircraft maintenance and technical support expenses with MROC of US$23,351, US$21,378 and US$15,691, respectively.

f)	Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us.

As of December 31, 2025 and 2024, the balance due under the agreement with MACF were US$142 and US$146, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses in legal services under this agreement amounted to US$808, US$196 and US$225, respectively.

g)	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)

OMA was considered a related party, because Mr. Ricardo Maldonado Yañez, was an independent member of OMA´s board of directors, is an independent member of our board of directors and the chairman of our Corporate Practices Committee. Additionally, Mrs. Guadalupe Phillips Margain, one of our independent members, was a member of OMA´s board of directors. As of the issuance date of this report, OMA is no longer a related party.

h)	Chevez, Ruiz, Zamarripa y Cía, S.C. (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the Board of Directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us.

As of December 31, 2025 and 2024, the account payable with Chevez was US$874 and US$117, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses with Chevez of US$1,268, US$192 and US$1,175, respectively.

i)	A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party due to Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of December 31, 2025 and 2024, the account payable with AISG was US$393 and US$299, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses in aircraft and engine maintenance amounted to US$3,770, US$2,986 and US$2,895, respectively.

j)	Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Brian H. Franke and Andrew Broderick serve on the Board of Directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2025 and 2024, the Company did not have outstanding balance due to Jetsmart Chile.

During the year ended December 31, 2025 and 2024, the Company recorded revenues in pilot professional technical cooperation services of US$336 and US$240, respectively.

k)	Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Brian H. Franke serves on the Board of Directors of both, the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease aircraft engines with Jetsmart Argentina.

As of December 31, 2025 and 2024, the account payable with Jetsmart Argentina was US$80 in both years.

During the year ended December 31, 2025 and 2024, the Company recorded revenues in lease aircraft engines of US$1,121 and US$80, respectively.

l)	CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of Clean Joule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. During 2024 and 2023, the Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to US$4,000. As of February 23, 2026, CleanJoule changed its name to Cyclokinetics, Inc.

m)	Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our Board of Directors, also serves in Volantio’s Board of Directors as of August 13, 2024. Volantio provides customer support services to the Company.

As of December 31, 2025 and 2024, the Company’s accounts payable to Volantio was US$62 and US$80, respectively.

During the year ended December 31, 2025 and 2024, the Company recognized expenses with Volantio of US$688 and US$420, respectively.

n)	Directors and officers

During the years ended December 31, 2025 and 2024, the chairman and the independent members of the Company’s board of directors received a net compensation of US$356 and US$414, respectively, and the rest of the directors received a net compensation of US$163 and US$116, respectively.

During the years ended December 31, 2025 and 2024, the amount paid to the chairman and independent members in-kind through the Company’s shares totaling US$829 and US$788, respectively.

During the years ended December 31, 2025, 2024 and 2023, all the Company’s senior management received an aggregate compensation for short-term benefits of US$17,217, US$15,157 and US$13,845, respectively, as well as long-term benefits of US$5,876, US$6,508 and US$5,689, respectively. These amounts were recognized in salaries and benefits in the consolidated statements of operations.

During the years ended December 31, 2025, 2024 and 2023, the cost of share-based payments MIP transactions was US$6,413, US$6,309 and US$6,048, respectively. The benefit of the cash-settled payments MIP II was US$141, US$1,131 and US$119, respectively. (Note 18).

The Company has a short-term benefit plan to certain personnel whereby cash bonuses are awarded for meeting certain Company’s performance targets. As of December 31, 2025 and 2024, the Company recorded a provision in the amount of US$9,835 and US$10,839, respectively. In relation with these cash bonuses, during the years ended December 31, 2025, 2024 and 2023, the Company recorded an expense for an amount of US$7,189, US$12,250 and US$6,357, respectively, under the caption salaries and benefits.

8. Other accounts receivable, net

An analysis of other accounts receivable, net as of December 31, 2025 and 2024, is detailed below:

	2025		2024
Current:
Credit cards	US$	40,272	US$	34,756
Benefits from suppliers		34,582		22,640
Other accounts receivable		8,127		3,979
Affinity credit card		6,794		5,460
Other points of sales		6,623		946
Cargo clients		5,473		4,453
Employees		1,053		562
Airport services		571		800
Travel agencies and insurance commissions		63		599
Marketing services		34		119
Insurance in recovery process		22		2,349
		103,614		76,663
Allowance for expected credit losses		(555)		(628)
	US$	103,059	US$	76,035

The aging of accounts receivable is as follows:

Days	2025 Impaired		2025 Not impaired		Total 2025		2024 Impaired		2024 Not impaired		Total 2024
0–30	US$	300	US$	68,374	US$	68,674	US$	459	US$	57,657	US$	58,116
31–60		—		8,769		8,769		—		6,030		6,030
61–90		—		18,515		18,515		—		5,861		5,861
91-120		255		7,401		7,656		169		6,487		6,656
	US$	555	US$	103,059	US$	103,614	US$	628	US$	76,035	US$	76,663

The movement in the allowance for expected credit losses from December 31, 2023 to December 31, 2025 is as follows:

Balance as of December 31, 2023	US$	(877)
Write-offs		1,067
Increase in allowance		(818)
Balance as of December 31, 2024		(628)
Write-offs		942
Increase in allowance		(869)
Balance as of December 31, 2025	US$	(555)

The allowance for expected credit losses on accounts receivable is established in accordance with the approach disclosed at Note 1f) ii).

9. Inventories

An analysis of inventories as of December 31, 2025 and 2024 is as follows:

	2025		2024
Spare parts and accessories of flight equipment	US$	16,726	US$	16,633

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

For the years ended December 31, 2025, 2024, and 2023, the Company did not record any impairment loss in the value of its inventories.

During the years ended December 31, 2025, 2024 and 2023, inventory consumption recorded as operating expenses within maintenance expenses amounted to US$27,363, US$24,009 and US$20,928, respectively.

10. Prepaid expenses and other current assets

An analysis of prepaid expenses and other current assets at December 31, 2025 and 2024 is as follows:

	2025		2024
Advances to suppliers	US$	20,794	US$	11,615
Other prepaid expenses		15,211		9,109
Prepaid insurance		9,758		9,604
Sales commission to travel agencies (Note 1c)		8,999		9,108
Flight credits		7,671		5,812
	US$	62,433	US$	45,248

11. Guarantee deposits

An analysis of this caption as of December 31, 2025 and 2024 is as follows:

	2025		2024
Current asset:
Credit letters deposits	US$	250,824	US$	216,534
Aircraft maintenance deposits paid to lessors (Note 1j)		17,982		7,493
Deposits for rental of flight equipment		6,352		1,164
Other guarantee deposits		2,696		2,020
		277,854		227,211
Non-current asset:
Aircraft maintenance deposits paid to lessors (Note 1j)		296,797		375,263
Deposits for rental of flight equipment		39,786		46,232
Other guarantee deposits		4,329		4,698
		340,912		426,193
	US$	618,766	US$	653,404

12. Rotable spare parts, furniture and equipment, net

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2025		At December 31, 2024		At December 31, 2025		At December 31, 2024		At December 31, 2025		At December 31, 2024
Leasehold improvements to flight equipment	US$	595,816	US$	728,201	US$	(414,190)	US$	(482,233)	US$	181,626	US$	245,968
Pre-delivery payments (1)		316,425		484,590		—		—		316,425		484,590
Flight equipment		539,141		408,830		(115,474)		(89,750)		423,667		319,080
Construction and improvements in process		17,044		14,242		—		—		17,044		14,242
Constructions and improvements		11,150		9,154		(8,684)		(7,839)		2,466		1,315
Office furniture and equipment		4,165		3,621		(2,494)		(2,428)		1,671		1,193
Workshop machinery and equipment		3,219		2,671		(1,075)		(822)		2,144		1,849
Motorized transport equipment platform		1,898		1,600		(960)		(681)		938		919
Computer equipment		1,008		1,186		(830)		(1,130)		178		56
Communications equipment		1,092		798		(362)		(489)		730		309
Electric power equipment		1,006		781		(434)		(409)		572		372
Workshop tools		1,187		660		(711)		(559)		476		101
Service carts on board		890		542		(543)		(466)		347		76
Total	US$	1,494,041	US$	1,656,876	US$	(545,757)	US$	(586,806)	US$	948,284	US$	1,070,070

	Flight equipment		Constructions and improvements		Computer equipment		Office furniture and equipment		Electric power equipment		WorkshopTools		Motorized transport equipment platform		Communications equipment		Workshop machinery and equipment		Service carts on board		Allowance for obsolescence		Pre-delivery payments		Construction and improvements in process		Leasehold improvements to flight equipment		Total
Net balance as of December 31, 2023	US$	135,039	US$	1,492	US$	85	US$	1,331	US$	185	US$	182	US$	139	US$	255	US$	1,036	US$	126	US$	—	US$	389,380	US$	27,135	US$	248,225	US$	804,610
Additions		207,075		—		2		7		251		—		985		—		964		—		—		235,287		11,183		129,354		585,108
Disposals and transfers		(367)		—		—		—		—		—		—		—		—		—		—		(159,993)		(3,938)		—		(164,298)
Borrowing costs, net (1)		—		—		—		—		—		—		—		—		—		—		—		19,916		—		—		19,916
Other movements		—		352		8		130		—		—		1		100		49		—		—		—		(20,138)		19,498		—
Depreciation		(22,667)		(529)		(39)		(275)		(64)		(81)		(206)		(46)		(200)		(50)		—		—		—		(151,109)		(175,266)
As of December 31, 2024		319,080		1,315		56		1,193		372		101		919		309		1,849		76		—		484,590		14,242		245,968		1,070,070
Cost		408,830		9,154		1,186		3,621		781		660		1,600		798		2,671		542		—		484,590		14,242		728,201		1,656,876
Accumulated depreciation		(89,750)		(7,839)		(1,130)		(2,428)		(409)		(559)		(681)		(489)		(822)		(466)		—		—		—		(482,233)		(586,806)
Net balance as of December 31, 2024		319,080		1,315		56		1,193		372		101		919		309		1,849		76		—		484,590		14,242		245,968		1,070,070
Additions		144,875		—		77		91		72		435		—		117		269		—		—		40,099		14,366		90,860		291,261
Disposals and transfers		(4,188)		—		(5)		(18)		(8)		—		—		(7)		(3)		—		—		(195,982)		(4,352)		—		(204,563)
Borrowing costs, net (1)		—		—		—		—		—		—		—		—		—		—		—		(12,282)		—		—		(12,282)
Other movements		—		1,995		92		698		209		95		346		388		307		348		—		—		(7,212)		2,734		—
Depreciation		(36,100)		(844)		(42)		(293)		(73)		(155)		(327)		(77)		(278)		(77)		—		—		—		(157,936)		(196,202)
As of December 31, 2025		423,667		2,466		178		1,671		572		476		938		730		2,144		347		—		316,425		17,044		181,626		948,284
Cost		539,141		11,150		1,008		4,165		1,006		1,187		1,898		1,092		3,219		890		—		316,425		17,044		595,816		1,494,041
Accumulated depreciation		(115,474)		(8,684)		(830)		(2,494)		(434)		(711)		(960)		(362)		(1,075)		(543)		—		—		—		(414,190)		(545,757)
Net balance as of December 31, 2025	US$	423,667	US$	2,466	US$	178	US$	1,671	US$	572	US$	476	US$	938	US$	730	US$	2,144	US$	347	US$	—	US$	316,425	US$	17,044	US$	181,626	US$	948,284

(1)	During the years ended December 31, 2025, and 2024, the Company capitalized borrowing costs of US$22,287 and US$35,107, respectively. The amount of this line is net of disposals of capitalized borrowing costs related to sale and leaseback transactions of US$34,569 and US$15,191, respectively.

a) During 2025 and 2024, the Company acquired seven engines (V2500) and 16 engines (11 NEO and five V2500), respectively, (under the terms of the Pratt & Whitney purchase agreement FMP). These acquisitions were accounted for at cost, totaling US$50,158 and US$163,463, respectively. The Company identified the major components separately at their respective cost. These components are classified as flight equipment and depreciated over their useful life.

b) During the years ended December 31, 2025 and 2024, the Company capitalized borrowing costs which amounted to US$22,287 and US$35,107, respectively (Note 23). The Company capitalizes the actual borrowing costs of the borrowings directly attributable to the construction of aircraft. For the years ended December 31, 2025 and 2024, the weighted rate of the direct borrowings used to determine the amount of borrowing costs was 7.73 % and 7.59%, respectively.

c) Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was US$196,202, US$175,266, and US$127,401, respectively. Depreciation expenses for the year are recognized as a component of operating expenses in the consolidated statements of operations.

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

On August 16, 2013, the Company entered into certain agreements with IAE and International Aero Engines, LLC (“IAE LLC”) (“P&W”), which included the purchase of the engines for 14 A320CEO and 30 A320NEO respectively, delivered between 2014 and 2022. This agreement also included the purchase of one spare engine for the A320CEO fleet (which was received during the fourth quarter of 2016) and six spare engines for the A320NEO fleet received from 2017 to 2022. In November 2015, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 16 aircraft (10 A320NEO and six A321NEO). This agreement also includes the purchase of three spare engines, two of them for the A320NEO fleet, and one for the A321NEO fleet. In April 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of two aircraft A320NEO.

On May 12, 2020, the Company entered into certain agreements with IAE LLC, which included the purchase of the engines for 46 A320NEO and 34 A321NEO respectively, to be delivered between 2022 and 2028. This agreement also included the purchase of 11 firm spare engines for the A320NEO fleet to be received from 2022 to 2029.

In October 2021, the Company amended the agreement with the engine supplier to provide major maintenance services for the engines of 13 aircraft A320NEO. This agreement also includes the purchase of one spare engine for the A320NEO fleet. The Company has further amended and restated the agreement with IAE LLC to provide major maintenance services for the engines of 79 aircraft (five A320NEO and 74 A321NEO), as well as the purchase of 21 spare engines for the A320NEO fleet to be delivered from 2024 to 2030.

The Company received credit notes from P&W in December 2017 of US$3.1 million, which are being amortized on a straight-line basis, prospectively during the term of the agreement. As of December 31, 2025, 2024 and 2023, the Company amortized a corresponding benefit from these credit notes of US$216, US$216 and US$216, respectively, which is recognized as an offset to maintenance expenses in the consolidated statements of operations.

During the years ended December 31, 2025 and 2024, the amounts paid for aircraft pre-delivery payments were of US$40,099 and US$235,287, respectively.

The current purchase agreement with Airbus requires the Company to accept delivery of 118 Airbus A320 family aircraft during a period of six years (from January 2026 to December 2031). On November 26th, 2024, an agreement was signed with Airbus to reschedule the delivery date for all remaining Aircraft at the time. As of December 31, 2025 this agreement provides the addition of 118 aircraft to its fleet as follows: 12 in 2026, seven in 2027, 19 in 2028, 22 in 2029, 30 in 2030 and 28 to be delivered during 2031. Commitments to acquisitions of property and equipment are disclosed in Note 25.

During the years ended December 31, 2025, 2024 and 2023 the Company entered into aircraft sale and leaseback transactions, resulting in gains of US$29,296, US$32,175 and US$8,275, respectively. These gains were recorded under the caption other operating income in the consolidated statements of operations. These gains represented only the amount of gains that relate to the rights transferred to the buyer-lessor (Note 22).

e) During December 2017, the Company entered into an updated total support agreement with Lufthansa for 66 months, with an effective date on July 1, 2018. This agreement includes similar terms and conditions as the original agreement.

As part of this agreement, the Company received credit notes of US$5 million in 2022 and US$1.5 million in 2017, which are amortized on a straight-line basis, prospectively during the term of the agreement. For the years ended December 31, 2025, 2024 and 2023, the Company amortized a corresponding benefit from these credit notes of US$519, US$519 and US$519, respectively, recognized as an offset to maintenance expenses in the consolidated statements of operations.

For the years ended December 31, 2025, 2024 and 2023, the Company did not record any impairment loss.

13. Intangible assets, net

The composition and movement of intangible assets is as follows:

	Useful	Gross value				Accumulated amortization				Net carrying amount
	life	at December 31,
	years	2025		2024		2025		2024		2025		2024
Software	1 – 4	US$	100,134	US$	75,810	US$	(61,864)	US$	(49,853)	US$	38,270	US$	25,957

Balance as of January 1, 2024	US$	16,219
Additions		17,598
Amortization		(7,849)
Exchange differences		(11)
Balance as of December 31, 2024		25,957
Additions		24,283
Amortization		(11,974)
Exchange differences		4
Balance as of December 31, 2025	US$	38,270

Software amortization expense for the years ended December 31, 2025, 2024 and 2023 was US$11,974, US$7,849 and US$6,895 respectively. These amounts were recognized in depreciation and amortization caption on the consolidated statements of operations.

14. Leases

As of December 31, 2025 and 2024, the most significant leases are as follows:

Aircraft and engines represent the Company’s most significant lease agreements. On December 31, 2025, the Company leases 151 aircraft (141 as of December 31, 2024) and 14 spare engines (18 as of December 31, 2024) that have maximum terms through 2037. The leases are generally guaranteed by either deposit in cash or letters of credit.

Composition of the fleet and spare engines, leases (1):

Aircraft Type	Model	At December31, 2025	At December 31, 2024
A319	132	—	1
A320	233	36	40
A320	232	3	4
A320NEO	271N	64	53
A321	231	10	10
A321NEO	271N	38	33
		151	141

Engine spare Type	Model	At December31, 2025	At December 31, 2024
V2500	V2527M-A5	1	2
V2500	V2527E-A5	1	2
V2500	V2527-A5	2	4
PW1100	PW1127G-JM	5	9
PW1100	PW1133G-JM	5	1
		14	18

(1)	Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2023, P&W announced preventive accelerated inspections for the GTF engines. Consequently, the Company's GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company extended certain aircraft and engines lease agreements and added new aircraft and engines to its fleet. All accounting effects of these aircraft and engines lease extensions and new incorporations have been assessed and presented into the Company's consolidated financial statements. Additionally, the compensation received from the manufacturer has been included in the Company's consolidated statement of operations for the years ended December 31, 2025 and 2024.

During the year ended December 31, 2025, the Company added 16 leased aircraft to its fleet (eight A320NEO and five A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement), as well as three used A320NEO. All the used aircraft were not subject to sale and leaseback transactions.

Additionally, the Company extended the lease term of five A320CEO and one A321CEO aircraft for an additional period of up to four years.

All accounting effects of these aircraft, engine and others leases extensions and new incorporations have been assessed and presented in the Company's Financial Statements. As of December 31, 2025 and 2024 the Company recorded a net increase of US$537,291 and US$570,185, respectively, as part of the right-of-use assets and lease liabilities, resulting from the aircraft and engine lease extensions and new incorporations.

During the year ended December 31, 2024, the Company added 14 leased aircraft to its fleet, (two A320NEO and eight A321NEO were acquired through sale and leaseback transactions under the Company´s existing Airbus purchase agreement), as well as four used A320CEO. All the used aircraft were not subject to sale and leaseback transactions.

Additionally, the Company extended the lease term of nine A320CEO aircraft for an additional period of to six years and one A319CEO aircraft for an additional period of up to 1.5 years.

During the year ended December 31, 2024, the Company also extended the lease term of two spare engines for an additional period of up to three years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2023	US$	2,272,163	US$	29,488	US$	36,741	US$	2,338,392
Additions		460,120		—		23,387		483,507
Extensions		81,317		5,361		—		86,678
Modifications		(480)		27,175		1,190		27,885
Disposals		(31,130)		(25,782)		—		(56,912)
Foreign currency conversion		—		—		(35)		(35)
Depreciation on right-of-use assets		(384,235)		(12,012)		(13,688)		(409,935)
As of December 31, 2024		2,397,755		24,230		47,595		2,469,580
Additions		487,583		—		5,625		493,208
Extensions		44,083		—		—		44,083
Modifications		29,462		—		(223)		29,239
Disposals		(47,321)		(8,991)		(154)		(56,466)
Foreign currency conversion		—		—		51		51
Depreciation on right-of-use assets		(425,015)		(8,110)		(15,445)		(448,570)
As of December 31, 2025	US$	2,486,547	US$	7,129	US$	37,449	US$	2,531,125

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2025		2024
As of January 1st,	US$	3,061,536	US$	2,891,442
Additions		463,516		470,859
Modifications		73,322		114,551
Disposals		(63,857)		(59,780)
Interest cost		247,828		231,661
Foreign exchange effect		2,055		(3,802)
Payments		(631,019)		(583,395)
As of December 31	US$	3,153,381	US$	3,061,536
Current	US$	409,125	US$	391,158
Non-current	US$	2,744,256	US$	2,670,378

The Company had total cash outflows for leases of US$631,019 in 2025, US$583,395 in 2024 and US$529,074 in 2023.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses related to short-term leases and leases of low-value assets for an amount of US$10,451, US$4,865 and US$7,925, respectively.

For the years ended December 31, 2025, 2024 and 2023 the amounts recognized in profit or loss were as follow:

	For the years ended December 31,
	2025		2024		2023
Depreciation of right-of-use assets	US$	(448,570)	US$	(409,935)	US$	(362,015)
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 23)		(266,008)		(250,530)		(191,967)
Aircraft and engine variable lease expenses		(196,082)		(135,155)		(103,845)
Short - term leases and leases of low - value assets		(10,451)		(4,865)		(7,925)
Total amount recognized in profit or loss	US$	(921,111)	US$	(800,485)	US$	(665,752)

i)	Return obligations

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

The Company estimates provisions for airframe, engine overhauls, and limited- life parts based on assumptions such as projected airframe usage and expected maintenance cost. For the year ended December 31, 2025, 2024 and 2023, the Company recorded expenses related to this provision as supplemental rent, totaling US$113,447, US$86,282 and US$80,894, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded aircraft and engine variable lease expenses of US$196,082, US$135,155 and US$103,845 respectively.

ii)	Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

During 2025 and 2024, due to the aircraft and engines lease extension agreements, the Company reassessed the right-of-use assets and lease liabilities, resulting in net increases of US$44,083 and $86,678, respectively.

15. Accrued liabilities

a) The detail of current accrued liabilities as of December 31, 2025 and 2024 is as follows:

	2025		2024
Fuel and traffic accrued expenses	US$	92,965	US$	81,235
Maintenance and aircraft parts accrued expenses		44,257		40,131
Sales, marketing and distribution accrued expenses		29,770		19,019
Deferred revenue from “v.club” membership		27,802		20,850
Salaries and benefits		27,670		24,295
Accrued administrative expenses		26,913		30,718
Corsia accrued liability		8,486		1,029
Information and communication accrued expenses		5,207		3,598
Others		2,475		144
Maintenance deposits		1,781		1,612
Supplier services agreement		1,432		761
Benefits from suppliers		431		—
	US$	269,189	US$	223,392

b) Non-current accrued liabilities as of December 31, 2025 and 2024 is as follows:

	2025		2024
Supplier services agreement	US$	5,960	US$	7,390
Others		663		459
	US$	6,623	US$	7,849

16. Other liabilities

	Balance as of January 1, 2025		Increase for the year		Payments		Balance as of December 31, 2025
Aircraft and engine lease return obligation (Note 1q and 2i)	US$	377,377	US$	199,974	US$	(199,075)	US$	378,276
Employee profit sharing (Note 17)		18,755		905		(18,778)		882
Frequent flyer program liability (1)		—		1,681		(21)		1,660
	US$	396,132	US$	202,560	US$	(217,874)	US$	380,818

Current							US$	143,187
Non-current							US$	237,631

(1)	On July 16, 2025, the Company launched its new loyalty program “altitude”

	Balance as of January 1, 2024		Increase for the year		Payments		Balance as of December 31, 2024
Aircraft and engine lease return obligation (Note 1q and 2i)	US$	287,208	US$	154,463	US$	(64,294)	US$	377,377
Employee profit sharing (Note 17)		1,500		18,623		(1,368)		18,755
	US$	288,708	US$	173,086	US$	(65,662)	US$	396,132

Current							US$	62,800
Non-current							US$	333,332

During the years ended December 31, 2025 and 2024 cancellations or write-offs related to these liabilities were recorded by an amount of US$1,035 and US$40,890, respectively.

17. Employee benefits

The components of net period cost recognized in the consolidated statements of operations and the obligations for seniority premium for the years ended December 31, 2025, 2024 and 2023, are as follows:

	2025		2024		2023
Analysis of net period cost:
Current service cost	US$	(940)	US$	222	US$	2,187
Interest cost on benefit obligation		1,213		983		1,109
Net period cost	US$	273	US$	1,205	US$	3,296

Changes in the defined benefit obligation are as follows:

	2025		2024
Defined benefit obligation as of January 1,	US$	12,790	US$	14,644
Net period cost charged to profit or loss:
Current service cost		(940)		222
Interest cost on benefit obligation		1,213		983
Remeasurement losses in other comprehensive income:
Actuarial changes arising from changes in assumptions		1,272		130
Payments made		(494)		(879)
Conversion effect foreign currency		1,541		(2,310)
Defined benefit obligation as of December 31,	US$	15,382	US$	12,790

The significant assumptions used in the computation of the seniority premium obligations are shown below:

	2025	2024
Financial:
Discount rate	9.70%	10.69%
Expected rate of salary increases	5.60%	5.60%
Annual increase in minimum salary	3.75%(1) (2)	3.75%(1) (2)

Biometric:
Mortality (3)	EMSSA 09, CEPAL 2010 EL SALVADOR - COSTA RICA	EMSSA 09, CEPAL 2010 EL SALVADOR - COSTA RICA
Disability (4)	IMSS-97	IMSS-97

(1)	3.75% applies to the General Zone and Border Zone in Mexico
(2)	Border Zone, is made up of the states that border with the United States and the General Zone is made up by the rest states of the country.
(3)	Mexican Experience of social security (EMSSA), Economic Commission for Latin America and the Caribbean (CEPAL for its Spanish acronym).
(4)	Mexican Experience of Instituto Mexicano del Seguro Social (IMSS).

As of December 31, 2025, and 2024, the accruals related to employee profit sharing which is included as part of short-term other liabilities caption, are as follows:

	2025		2024
Employee profit-sharing (Note 16)	US$	882	US$	18,755

Sensitivity analysis

A reasonably possible variation at the date of the report, in one of the most significant actuarial assumptions, and assuming that the rest of the variables had remained constant, would have affected the benefit obligations defined as of December 31, 2025 in the amounts as follows:

		Present value of the defined benefit obligation (In thousands of U.S. dollars)
Assumptions		Increase		Decrease
Discount rate:	50 basis points	US$	(819)	US$	900
Statutory minimum wage increase rate:	50 basis points	US$	313	US$	(335)
Salary increase rate:	50 basis points	US$	609	US$	(566)

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

a) LTIP

- Share purchase plan (equity-settled)

Under the share purchase plan (equity- settled), in November 2014 certain key executives of the Company were granted with a special bonus by an amount of Ps.10,831 (US$797 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), to be used to purchase Company’s shares. The plan consisted in:

(i)	Servicios Corporativos, Controladora and Concesionaria granted a bonus to each key executive;
(ii)	The bonus amount by Ps.7,059 (US$520 as of November 11, 2014 based on an exchange rate of Ps.13.58 to US$1), net of withheld taxes, was transferred on November 11, 2014, as per the written instructions of each key executives, to the Administrative Trust for the acquisition of Series A shares of the Company through an intermediary authorized by the Mexican Stock Exchange (“BMV”, for its acronym in Spanish) based on the Administration Trust’s Technical Committee instructions;
(iii)	Subject to specified terms and conditions set forth in the Administrative Trust, the acquired shares were in escrow under the Administrative Trust for its administration until the vesting period date for each key executive, date as of which the key executive can fully dispose of the shares and instruct as desired.
(iv)	The share purchase plan provides that if the terms and conditions are not met by the vesting period date, then the shares would be sold in the BMV, and Servicios Corporativos, Controladora and Concesionaria would be entitled to receive the proceeds of the sale of shares.
(v)	The key executives’ account balance will be tracked by the Administrative Trust. The Administrative Trust’s objectives are to acquire Series A shares on behalf of the key executives and to manage the shares granted to such key executives based on instructions set forth by the Technical Committee.

As the Administrative Trust is controlled and therefore consolidated by Controladora, shares purchased in the market and held within the Administrative Trust are presented for accounting purposes as treasury shares in the consolidated statement of changes in equity.

In November 2025, 2024 and 2023, the extensions to the LTIP were approved by the Company’s shareholder’s and the Company’s Board of Directors. The total cost of the extensions approved were US$5,903 (US$3,838 net of withheld taxes), US$5,821 (US$3,784 net of withheld taxes) and US$5,708 (US$3,711 net of withheld taxes), respectively. Under the terms of the incentive plan, certain key executives of the Company were granted a special bonus that was transferred to the Administrative Trust for the acquisition of Series A shares of the Company.

As of December 31, 2025 and 2024, the number of shares into the Administrative Trust associated with the Company’s share purchase payment plans is as follows:

	Number of Series A shares
Outstanding as of December 31, 2023	9,163,300	(1)
Purchased during the year	5,209,713
Exercised/vested during the year	(3,880,683)
Forfeited during the year	—
Outstanding as of December 31, 2024	10,492,330	(1)
Purchased during the year	5,668,461
Exercised/vested during the year	(4,925,667)
Forfeited during the year	(295,821)
Outstanding as of December 31, 2025	10,939,303	(1)

(1)	These shares are presented as treasury shares in the consolidated statement of financial position as of December 31, 2025, 2024 and 2023.

The vesting period of the shares granted under the Company’s share purchase plans is as follows:

Number of Series A shares	Vesting period
5,471,195	November 2026
3,578,617	November 2027
1,889,491	November 2028
10,939,303

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares deposited in the Administrative Trust and the price per share, plus the balance in cash deposited in the Administrative Trust.

For the years ended December 31, 2025, 2024 and 2023, the compensation expense recorded in the consolidated statements of operations amounted to US$6,413, US$6,309 and US$6,048, respectively.

During 2025, some key executives left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares, the number of forfeited shares as of December 31, 2025, were 295,821.

No shares were forfeited during 2024. During 2023, some key executives left the Company; therefore, the vesting conditions were not fulfilled. In accordance with the terms of the plan, Servicios Corporativos is entitled to receive the proceeds of the sale of such shares. The number of forfeited shares as of December 31, 2023 was 330,453.

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

On July 15, 2025, a five-year extension of MIP II was approved, running through February 18, 2031.

Fair value of the SARs is measured at each reporting period using a Black-Scholes option pricing model, taking into consideration the terms and conditions granted to the employees. The amount of the cash payment is determined based on the increase in our share price between the grant date and the settlement date.

The carrying amount of the liability relating to the SARs as of December 31, 2025, and 2024 was US$6 and US$146, respectively. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits over the service period.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded a benefit of US$141, US$1,131 and US$119, respectively, in the consolidated statements of operations. No SARs were exercised during 2023, 2024, and 2025

The summary related to expense recognized for the Company’s retention plans during the years 2025, 2024 and 2023 is shown in the following table:

	2025		2024		2023
Benefit arising from cash-settled share-based payments transactions	US$	(141)	US$	(1,131)	US$	(119)
Expense arising from equity-settled share-based payments transactions		6,413		6,309		6,048
Total expense arising from share-based payments transactions	US$	6,272	US$	5,178	US$	5,929

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Company’s Board of Directors authorized a Board of Directors Incentive Plan (“BoDIP”) for the benefit of certain board members. The BoDIP grants options to purchase shares of the Company or CPOs over a five-year period, with the exercise price determined on the grant date. Under this plan, no service or performance conditions are required for board members to exercise the option to purchase shares; therefore, they have the right to request delivery of such shares upon making the corresponding payment. During the years ended 2025 and 2023, certain board members exercised their stock options. During the year ended 2024, board members did not exercise these purchase options. In accordance with the terms of the plan, Controladora is entitled to receive the proceeds from the sale of these shares. The number of forfeited shares during the end of the years as of December 31, 2025, 2024 and 2023 was 1,898,603, 807,255 and 586,263, respectively.

For such purposes on August 29, 2018, the Fideicomiso Irrevocable de Administración número CIB/3081 was created by Controladora Vuela Compañía de Aviación S.A.B de C.V as trustee and CIBanco, S.A., Institucion de Banco Multiple as trustor. The number of shares held as of December 31, 2025, 2024 and 2023 available to be exercised is 1,138,384, 3,388,251 and 4,781,769, respectively and are included in treasury shares.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP. Effective as of 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan, which will be administered by the LTIP Trust and that will be delivered to the beneficiaries once the established conditions are met. The number of shares held by the trustee as of December 31, 2025 and 2024 were 1,030,094 shares and 588,205 shares, respectively (and they are included as treasury shares). The total cost approved in 2025 and 2024 were US$585 (US$416 net of withheld taxes) and US$651 (US$460 net of withheld taxes), respectively.

19. Equity

As of December 31, 2025, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	24,180	1,165,952,497	1,165,976,677
Series B shares	—	—	—
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(17,423,777)	(17,423,777	)(1)
	24,180	1,148,528,720	1,148,552,900

(1) During the year ended December 31, 2025, a total of 3,292,121 forfeited shares have been included as part of treasury shares.

As of December 31, 2024, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	24,180	1,165,952,497	1,165,976,677
Series B shares	—	—	—
	24,180	1,165,952,497	1,165,976,677
Treasury shares (Note 18)	—	(16,295,299)	(16,295,299	)(1)
	24,180	1,149,657,198	1,149,681,378

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

During the years ended December 31, 2025, 2024 and 2023 the Company did not declare any dividends.

In accordance with the Mexican Corporations Act, the Company is required to allocate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock. As of December 31, 2025, 2024 and 2023, the Company’s legal reserve was US$17,363 on the three years.

For the years ended December 31, 2025, 2024 and 2023 the Company did not allocate any amount to the legal reserve fund. As of December 31, 2025, 2024 and 2023 the Company’s legal reserve has not reached 20% of its capital stock.

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

Shareholders may contribute certain amounts for future increases in capital stock, either in fixed or variable capital. Said contributions will be kept in a special account until the shareholders meeting authorizes an increase in the capital stock of the Company, at which time each shareholder will have a preferential right to subscribe and pay the increase with the contributions previously made. As it is not strictly regulated in Mexican law, the shareholders meeting may agree to return the contributions to the shareholders or even set a term in which the increase in the capital stock must be authorized. As of December 31, 2025 and 2024, the Company had balance of US$0.1 in both years.

a)    Earnings (loss) per share

Basic earnings (loss) per share (“EPS or LPS”) amounts are calculated by dividing the net earnings (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS ( LPS) amounts are calculated by dividing the earnings (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings income per share for the years ended December 31, 2025, 2024 and 2023.

	As of December 31,
	2025		2024		2023
Net (loss) income for the year	US$	(103,872)	US$	126,375	US$	7,819
Weighted average number of shares outstanding (in thousands):
Basic		1,149,208		1,150,743		1,152,609
Diluted		1,149,208		1,165,859		1,165,451
(Loss) earnings per share:
Basic	US$	(0.090)	US$	0.110	US$	0.007
Diluted	US$	(0.090)	US$	0.108	US$	0.007

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

(i)	Based on the approved law, corporate income tax current rate for 2025, 2024 and 2023 and thereafter is 30%.

(ii)	The tax rules include limits in the deductions of the exempt compensation amount certain items, as follows: Wages and benefits paid to workers 47% of income paid to workers and in certain cases up to 53% (holiday bonus, savings fund, employee profit sharing, seniority premiums) will be deductible for employers. As a result, certain wage and salary provisions have difference between tax and book values at year-end.

(iii)	The MITL sets forth criteria and limits for applying some deductions, such as: the deduction of payments which, in turn, are exempt income for workers, contributions for creating or increasing provisions for pension funds, contributions to the Mexican Institute of Social Security payable by the worker that are paid by the employer, as well as the possible non-deduction of payments made to related parties in the event of failing to meet certain requirements.

(iv)	Taxable income for purposes of the employee profit sharing is the same used for the Corporate Income Tax except for certain items.

(v)	A 10% withholding tax is imposed on dividends distributions to individuals and foreign shareholders from earnings generated starting January 1, 2014.

The income tax rates for 2025, 2024 and 2023 were in Guatemala 25%, Costa Rica 30% and El Salvador 30%.

b) For the years ended December 31, 2025, 2024 and 2023, the Company reported on a consolidated basis taxable income of US$219,112, US$299,332 and US$59,984, respectively, which was partially offset by tax losses from prior years.

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

c) An analysis of consolidated income tax expense for the years ended December 31, 2025, 2024 and 2023 is as follows:

Consolidated statements of operations

	2025		2024		2023
Current income tax expense	US$	(65,288)	US$	(104,184)	US$	(21,939)
Deferred income tax benefit		79,664		47,870		22,316
Total income tax benefit (expense)	US$	14,376	US$	(56,314)	US$	377

Consolidated statements of comprehensive income

	2025		2024		2023
Deferred income tax related to items recognized in OCI during the year
(Loss) gain on derivate financial instruments	US$	(124)	US$	118	US$	362
Benefit from remeasurement of employee benefits		382		39		32
Benefit deferred income tax recognized in OCI	US$	258	US$	157	US$	394

d) A reconciliation of the statutory corporate income tax rate to the Company’s effective tax rate for financial reporting purposes is as follows:

The Company’s effective income tax reconciliation using domestic tax rate

	2025		%	2024		%	2023		%
Statutory income tax rate	US$	(35,474)	30.00%	US$	54,806	30.00%	US$	2,233	30.00%
Amendment tax return effects and other tax adjustments		(521)	0.44%		(17,467)	(9.56%)		7,074	95.05%
Inflation on furniture, intangible and equipment		623	(0.53%)		(938)	(0.51%)		(1,370)	(18.41%)
Inflation of tax losses		165	(0.14%)		(463)	(0.25%)		(6,734)	(90.48%)
Foreign countries difference with Mexican statutory rate		(9)	0.01%		(18)	(0.01%)		21	0.28%
Annual inflation adjustment		(3,036)	2.57%		(5,304)	(2.90%)		(3,262)	(43.83%)
Effect unrecognized NOLs		(892)	0.75%		186	0.10%		3,030	40.71%
Non-deductible expenses		7,391	(6.25%)		16,728	9.16%		26,132	351.15%
Difference in foreign exchange losses for tax purposes		17,377	(14.69%)		8,784	4.80%		(27,501)	(369.53%)
	US$	(14,376)	12.16%	US$	56,314	30.83%	US$	(377)	(5.06%)

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

Central America (Guatemala, Costa Rica and El Salvador)

According to “GITL”, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2025, 2024 and 2023, our subsidiary in Guatemala generated tax profit (loss) of US$211, US$966 and US$623, respectively.

According to “CRITL”, under the regime on profits from business activities, tax losses can offset taxable income in a term of three years. For the years ended December 31, 2025, 2024 and 2023, our subsidiary in Costa Rica generated net operating profit (loss) for an amount of US$(3,400), US$558 and US$(9,503), respectively. Regarding operating loss no deferred tax asset has been recognized.

According to “ESITL”, under the regime on profits from business activities, net operating losses cannot offset taxable income in prior or future years. For the years ended December 31, 2025, 2024 and 2023, our subsidiary in El Salvador generated net operating gain for an amount of US$1,261, US$35,809 and US$3,245, respectively.

e) An analysis of consolidated deferred taxes is as follows:

	As of December 31,
	2025		2024
Deferred income tax assets:
Lease liability	US$	974,225	US$	871,608
Unearned transportation revenue		79,186		14,440
Aircraft and engine lease return obligation		73,009		98,933
Tax losses available for offsetting against future taxable income		965		234
Allowance for doubtful accounts		463		431
Other financing agreements		115,385		92,640
Employee benefits		4,389		4,256
Employee profit sharing		99		8,195
Derivative financial instruments		59		317
Provisions		85,619		33,993
		1,333,399		1,125,047
Deferred income tax liabilities:
Right-of-use asset		738,703		659,190
Supplemental rent		40,857		59,844
Rotable spare parts, furniture and equipment, net		184,498		120,585
Inventories		5,018		5,262
Other prepayments		1,182		2,981
Prepaid expenses and other assets		14,954		8,914
		985,212		856,776
	US$	348,187	US$	268,271

As of December 31, 2025 and 2024 the amount of deferred income tax as follows:

	2025		2024
Deferred income tax assets	US$	359,770	US$	286,199
Deferred income tax liabilities		(11,583)		(17,928)
Deferred income tax assets, net	US$	348,187	US$	268,271

A reconciliation of deferred income tax asset, net is as follows:

	2025		2024
Opening balance as of January 1,	US$	268,271	US$	220,316
Deferred income tax benefit during the current year recorded on profits		79,664		47,870
Deferred income tax benefit during the current year recorded in accumulated other comprehensive loss		258		157
Conversion effects		(6)		(72)
Closing balance as of December 31,	US$	348,187	US$	268,271

According to IAS 12, “Income Taxes”, a deferred income tax asset should be recognized for the carry-forward of available tax losses to the extent that it is probable that future taxable income will be available against which the available tax losses can be utilized. In these regards, the Company has recognized as of December 31, 2025 and 2024 a deferred tax asset for tax losses of US$965 and US$234, respectively.

An analysis of the available tax losses carry-forward of the Company at December 31, 2025 is as follows:

Year of loss	Historical Losses		Adjusted losses		Amortized losses		Amount outstanding to amortize		Year of expiration
2020	US$	3,145	US$	2,894	US$	1,926	US$	968	2030
2021		630		793		—		793	2031
2022		5,509		5,545		292		5,253	2026
2023		13,693		13,693		—		13,693	2027
2024		2,340		2,421		282		2,139	2028
	US$	25,317	US$	25,346	US$	2,500	US$	22,846

During the years ended December 31, 2025 and 2024, the Company utilized US$2,500 and US$107,885 of the available tax loss carry-forwards, respectively.

A breakdown of available tax loss carry-forward of Controladora and its subsidiaries as of December 31, 2025, is as follows:

	Historical loss		Adjusted losses		Amortized losses		Total amount outstanding to amortize
Vuela Aviación	US$	19,630	US$	19,630	US$	—	US$	19,630
Comercializadora		4,119		4,866		(1,650)		3,216
Viajes Vuela		1,568		850		(850)		—
	US$	25,317	US$	25,346	US$	(2,500)	US$	22,846
Unrecognized Net Operating Losses (NOLs)								(19,630)
							US$	3,216
Tax rate								30%
Deferred income tax							US$	965

The temporary differences associated with investments in the Company’s subsidiaries, for which a deferred tax liability has not been recognized in the periods presented, aggregate in 2025 was US$19,492 (2024 was US$15,679). The Company has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The Company has an agreement with its associate that the profits of the associate will not be distributed until it obtains the consent of the Company. The Company does not anticipate giving such consent at the reporting date. Furthermore, the Company will not distribute its profits until it obtains the consent of all venture partners.

f) At December 31, 2025, the Company had the following tax balances:

	2025
Cuenta de Capital de Aportación (“CUCA”)	US$	335,667
Cuenta de Utilidad Fiscal Neta (“CUFIN”)		344,445

As of December 31, 2025, the Company has tax proceedings regarding uncertain tax positions by an amount of about US$88.6 million, associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has filed legal administrative procedures. Volaris considers that has solid arguments to believe that it will not have adverse effects as such no adjustments have been considered. Nonetheless, until all stages in the procedures are exhausted in each proceeding, the Company cannot assure the achievement of a final favorable resolution.

21. Operating revenues

For the years ended December 31, 2025, 2024 and 2023, the revenues from contracts with customers is described as follows:

Revenue recognition for the year ended December 31, 2025	At the flight time				At the sale				Total
	Domestic		International		Domestic		International		Revenues
Passenger revenues
Fare revenues	US$	734,341	US$	567,409	US$	—	US$	—	US$	1,301,750
Other passenger revenues		920,049		645,837		8,492		6,287		1,580,665
		1,654,390		1,213,246		8,492		6,287		2,882,415
Non-passenger revenues
Other non-passenger revenues		134,023		460		—		—		134,483
Cargo		2,152		18,466		—		—		20,618
Total	US$	1,790,565	US$	1,232,172	US$	8,492	US$	6,287	US$	3,037,516

Revenue recognition for the year ended December 31, 2024	At the flight time				At the sale				Total
	Domestic		International		Domestic		International		Revenues
Passenger revenues
Fare revenues	US$	930,837	US$	586,269	US$	—	US$	—	US$	1,517,106
Other passenger revenues		902,312		572,923		10,587		6,771		1,492,593
		1,833,149		1,159,192		10,587		6,771		3,009,699
Non-passenger revenues
Other non-passenger revenues		110,691		860		—		—		111,551
Cargo		2,122		18,504		—		—		20,626
Total	US$	1,945,962	US$	1,178,556	US$	10,587	US$	6,771	US$	3,141,876

	Domestic		International		Domestic		International		Revenues
Revenue recognition for the year ended December 31, 2023	At the flight time				At the sale				Total
Passenger revenues
Fare revenues	US$	1,027,699	US$	622,588	US$	—	US$	—	US$	1,650,287
Other passenger revenues		901,331		551,075		12,964		7,867		1,473,237
		1,929,030		1,173,663		12,964		7,867		3,123,524
Non-passenger revenues
Other non-passenger revenues		114,318		1,106		—		—		115,424
Cargo		4,432		15,593		—		—		20,025
Total	US$	2,047,780	US$	1,190,362	US$	12,964	US$	7,867	US$	3,258,973

Transactions from unearned transportation revenues

	2025		2024
January 1,	US$	342,777	US$	343,400
Deferred		2,900,434		3,009,076
Recognized in revenue during the year		(2,882,415)		(3,009,699)
December 31,	US$	360,796	US$	342,777

The performance obligations related to contract liability are recognized over the following 12 months and are related to the scheduled flights and other passenger services purchased by the client in advance.

22. Other operating income and expenses

An analysis of other operating income is as follows:

	2025		2024		2023
Gain on sale and leaseback (Note 12)	US$	29,296	US$	32,175	US$	8,275
Gain on sale of rotable spare parts, furniture and equipment and others		6,817		1,458		3,540
Other income		186,143		172,811		42,895
	US$	222,256	US$	206,444	US$	54,710

An analysis of other operating expenses is as follows:

	2025		2024		2023
Administrative and operational support expenses	US$	43,106	US$	72,516	US$	110,556
Technology and communications		39,965		33,956		29,651
Other operating expenses		18,109		18,983		17,996
Passenger services		8,355		7,260		5,930
Insurance		7,366		6,533		5,731
	US$	116,901	US$	139,248	US$	169,864

23. Finance income and cost

An analysis of finance income is as follows.

	2025		2024		2023
Interest on cash and equivalents	US$	34,312	US$	39,941	US$	32,461
Interest on recovery of guarantee deposits		12,747		8,079		4,611
Interest on cash and equivalents held in the trust CIB/3249		782		1,424		1,150
	US$	47,841	US$	49,444	US$	38,222

An analysis of finance cost is as follows:

	2025		2024		2023
Interest expense on lease liabilities and aircraft and engine lease return obligation (Note 14)	US$	266,008	US$	250,530	US$	191,967
Interest on debts and borrowings (1)		25,610		14,125		2,851
Interest on asset backed trust notes		12,676		19,496		16,969
Cost of letter credit notes		7,482		6,744		5,477
Other finance costs		1,276		1,497		1,153
Derivative financial instruments loss (Note 4)		724		896		579
Bank fees and others		363		351		347
	US$	314,139	US$	293,639	US$	219,343

(1)	The borrowing costs related to the construction of qualifying assets are capitalized as part of the cost of the asset (Note 12). Interest expense not capitalized is related to the short-term working capital facility.

	2025		2024		2023
Interest on debts and borrowings	US$	47,897	US$	49,232	US$	24,752
Capitalized interest (Note 12)		(22,287)		(35,107)		(21,901)
Net interest on debts and borrowing in the consolidated statements of operations	US$	25,610	US$	14,125	US$	2,851

24. Components of accumulated other comprehensive loss

a.	An analysis of the accumulated other comprehensive loss for the years ended December 31, 2025 and 2024 is as follows:

	Remeasurements of employee benefits		Derivative financial instruments		Exchange differences on the translation of foreign operations		Total
Other comprehensive loss:
Net balances as of December 31, 2023	US$	(622)	US$	(922)	US$	(143,904)	US$	(145,448)
Comprehensive loss of the year		(130)		(394)		(3,879)		(4,403)
Benefit due to deferred income tax		39		118		—		157
Net balances as of December 31, 2024		(713)		(1,198)		(147,783)		(149,694)
Comprehensive loss (income) of the year		(1,272)		415		3,543		2,686
Benefit (expense) due to deferred income tax		382		(124)		—		258
Net balances as of December 31, 2025	US$	(1,603)	US$	(907)	US$	(144,240)	US$	(146,750)

b.	An analysis of the effects of the derivative financial instruments in other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 is as follows.

	2025		2024		2023
Derivative financial instruments:
Jet fuel Asian call options contracts	US$	280	US$	(307)	US$	—
T-Locks		25		(117)		—
Interest rate Cap		110		30		(1,175)
Total	US$	415	US$	(394)	US$	(1,175)

25. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment under the Airbus purchase agreement, including estimated amounts for contractual price escalations and pre-delivery payments, are as follows:

	Commitment
2026	US$	355,253
2027		593,684
2028		1,137,129
2029		1,367,682
2030 and thereafter		2,923,055
.	US$	6,376,803

All aircraft acquired by the Company through the Airbus purchase agreement until December 31, 2025, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next year. The estimated proceeds from these commitments are as follows:

Aircraft sale prices estimated

2026	US$	332,000

For future aircraft deliveries the Company will review the lease and financing structure applicable based on then current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases

2026	US$	15,876
2027		23,828
2028		23,828
2029		23,828
2030 and thereafter		198,574
	US$	285,934

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

On November 26, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 aircraft then pending to be delivered between 2025 and 2031.

Litigation

The Company is a party to legal proceedings and claims that arise in the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2025 and 2024, these possible contingencies amounted to US$19.8 million (US$1.8 million related to legal matters, US$3.3 million related to labor matters and US$14.7 million related to other contributions matters) and US$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matter), respectively.

26. Operating segments

The Company is managed as a single business unit that provides air transportation services generates revenue from two primary geographic locations identified below:

	2025		2024		2023
Operating revenues:
Domestic (Mexico)	US$	1,799,057	US$	1,956,549	US$	2,060,744
International:
United States of America		1,004,187		965,684		931,184
Central America and South America		234,272		219,643		267,045
Total operating revenues	US$	3,037,516	US$	3,141,876	US$	3,258,973

Revenues are allocated by geographic locations based upon the origin-destination of each flight. The Company does not have material non-current assets located in foreign countries.

27. Subsequent events

On March 25, 2026, the agreement to establish the new Mexican Airline Group between the Company and Grupo Viva Aerobus, S.A. de C.V. (“Viva”) was approved at an extraordinary general shareholders’ meeting; however, it remains subject to certain conditions precedent, including regulatory approvals in Mexico, the United States and Colombia. Accordingly, as of the issuance date of the Consolidated Financial Statements, no accounting impact has been recognized.

Effective April 22, 2026, A&P International Services, S.A.P.I. de C.V. is no longer considered a related party of the Company, following the resignation of Harry F. Krensky from the Company’s Board of Directors, where he served as an Independent Proprietary Director.

Furthermore, on that same date, José Carlos Silva Sánchez Gavito and Eugenio Macouzet de León submitted their resignations to the Company’s Board of Directors from their positions as Independent Alternate Directors.

